Form 20-F
period 2018-12-31
PROPHECY DEVELOPMENT CORP.
filed 2019-03-29
CIK 1545224

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934.

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
 For the fiscal year ended December 31, 2018

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
 For the transition period from ____________ to ____________

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 000-55985

PROPHECY DEVELOPMENT CORP.
(Exact name of Registrant as specified in its charter)

British Columbia, Canada
 (Jurisdiction of incorporation or organization)

Suite 1610 - 409 Granville Street
 Vancouver, British Columbia, Canada V6C 1T2
 (Address of principal executive offices)

John Lee
 Suite 1610 - 409 Granville Street
 Vancouver, British Columbia, Canada V6C 1T2
 Telephone: 604-569-3661
 Email: info@prophecydev.com
 (Name, Telephone, E-Mail and/or Facsimile number and Address of Company Contact Person)

Copy of communications to:
 James Guttman Dorsey & Whitney LLP
 Brookfield Place 161 Bay Street, Suite 4310
 Toronto, Ontario, Canada M5J 2S1
 Telephone: (416) 367-7370
 Facsimile: (416) 367-7371

Securities registered or to be registered pursuant to Section 12 (b) of the Act: None

Securities registered or to be registered pursuant to Section 12 (g) of the Act.

Common Shares without par value
 (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 95,316,127 Common Shares as at December 31, 2018

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Yes ☒ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued By the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☒

TABLE OF CONTENTS

Page

PART I			3

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS		3

ITEM 2	OFFER STATISTICS AND EXPECTED TIMETABLE		3

ITEM 3.	KEY INFORMATION		3

	A.	Selected Financial Data	3
	B.	Capitalization and Indebtedness	4
	C.	Reasons for the Offer and Use of Proceeds	4
	D.	Risk Factors	4

ITEM 4.	INFORMATION ON THE COMPANY		13

	A.	History and Development of the Company	13
	B.	Business Overview	16
	C.	Organizational Structure	18
	D.	Property, Plants and Equipment	19

	ITEM 4A.	UNRESOLVED STAFF COMMENTS	28

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS		28

	A.	Operating Results	29
	B.	Liquidity and Capital Resources	30
	C.	Research and Development, Patents and Licenses, etc.	33
	D.	Trend Information	33
	E.	Off-Balance Sheet Arrangements	33
	F.	Tabular Disclosure of Contractual Obligations	33
	G.	Safe Harbor	33

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES		34

	A.	Directors and Senior Management	34
	B.	Compensation	37
	C.	Board Practices	39
	D.	Employees	40
	E.	Share Ownership	41

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS		42

	A.	Major Shareholders	42
	B.	Related Party Transactions	43
	C.	Interests of Experts and Counsel	43

ITEM 8.	FINANCIAL INFORMATION		44

	A.	Consolidated Statements and Other Financial Information	44
	B.	Significant Changes	45

ITEM 9.	THE OFFER AND LISTING		45

	A.	Offer and Listing Details	45
	B.	Plan of Distribution	45
	C.	Markets	45
	D.	Selling Shareholders	45
	E.	Dilution	45

i

	F.	Expenses of the Issue	46

ITEM 10.	ADDITIONAL INFORMATION		46

	A.	Share Capital	46
	B.	Memorandum and Articles of Association	46
	C.	Material Contracts	46
	D.	Exchange Controls	46
	E.	Taxation	46
	F.	Dividends and Paying Agents	53
	G.	Statement by Experts	53
	H.	Documents on Display	53
	I.	Subsidiary Information	53

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK		53

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES		54

	A. - C.		54
	D. American Depository Receipts		54
PART II			54

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES		54

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS		54

ITEM 15.	CONTROLS AND PROCEDURES		54

	A.	Disclosure Controls and Procedures	54
	B.	Management's Annual Report on Internal Control Over Financial Reporting	55
	C.	Attestation Report of the Registered Public Accounting Firm	55
	D.	Changes in Internal Control Over Financial Reporting	55

ITEM 16.	[RESERVED]		55

	ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT	55
	ITEM 16B.	CODE OF ETHICS	55
	ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	56
	ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	56
	ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	56
	ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT	56
	ITEM 16G.	CORPORATE GOVERNANCE	56
	ITEM 16H.	MINE SAFETY DISCLOSURE	56

PART III			56

ITEM 17.	FINANCIAL STATEMENTS		56

ITEM 18.	FINANCIAL STATEMENTS		56

ITEM 19.	EXHIBITS		57

ii

In this annual report on Form 20-F (the “Annual Report”), the terms “we”, “our”, “us”, the “Company” and “Prophecy” refer, unless the context requires otherwise, to Prophecy Development Corp.

CURRENCY

Unless otherwise indicated, all references to “dollars” or “$” are to Canadian dollars and all references to “US dollars,” “USD” or “USD$” are to United States of America dollars.

SHARE CONSOLIDATION AND FORWARD SPLIT

Share Consolidation

On June 7, 2016, we completed a consolidation of our issued and outstanding common shares on the basis of one post consolidation common share, option and warrant, for 100 pre-consolidation common shares, options and warrants, as applicable (we refer to this as the “Share Consolidation”).

Forward Split

On August 8, 2018, we completed a split of our issued and outstanding common shares on the basis of ten post-split common shares, options and warrants for 1 pre-split common share, option and warrant, as applicable (the “Forward Split”).

All share and per share information in this Annual Report have been retroactively adjusted to reflect the Forward Split and the cumulative effect of the Share Consolidation and Forward Split, as applicable, for all periods presented, unless otherwise indicated.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Annual Report constitute “forward-looking statements” within the meaning of United States securities laws and “forward-looking information” within the meaning of Canadian securities laws and are intended to be covered by the safe harbors provided by such regulations (we refer to such forward-looking statements and forward-looking information collectively as “forward-looking statements”). Forward-looking statements in this Annual Report are frequently, but not always, identified by words such as “expects”, “anticipates”, “intends”, “believes”, “estimates”, “potentially” or similar expressions, or statements that events, conditions or results “will”, “may”, “would”, “could”, “should” occur or are “to be” achieved, and statements related to matters which are not historical facts. Information concerning management’s expectations regarding our future growth, results of operations, performance, business prospects and opportunities may also be deemed to be forward-looking statements, as such information constitutes predictions based on certain factors, estimates and assumptions subject to significant business, economic, competitive and other uncertainties and contingencies, and involve known and unknown risks which may cause the actual results, performance, or achievements to be different from future results, performance, or achievements contained in our forward-looking statements.

Such forward-looking statements include, but are not limited to, statements regarding:

●
our future financial and operating performance;

●
the timing and amount of estimated future operating and exploration expenditures;

●
the permitting, feasibility, and plans for the development of the Gibellini Project (which we define later in this Annual Report);

●
the development of the Pulacayo Project (which we define later in this Annual Report);

●
the development of the Titan Project (which we define later in this Annual Report);

●
the development of the Chandgana Power Plant Project (which we define later in this Annual Report), including the finalizing of any power purchase agreement;

●
the costs and timing of the development of new deposits;

●
the costs and timing of future exploration;

●
requirements for additional capital;

●
the likelihood of securing project financing;

●
estimated future coal production at the Ulaan Ovoo Property and the Chandgana Project (each of which we define later in this Annual Report);

●
the impacts of changes in the legal and regulatory environment in which we operate;

●
the timing and possible outcome of any pending litigation and regulatory matters;

●
future transactions; and

●
other information concerning possible or assumed future results of our operations.

The forward-looking statements in this Annual Report are based upon our current business and operating plans, and are subject to certain risks, uncertainties and assumptions. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by our forward-looking statements, including, among others:

●
changes in general economic and business conditions;

●
changes in currency exchange rates and interest rates;

●
fluctuations in mineral prices;

●
operational risks associated with mining and mineral processing, including risks related to accidents, equipment breakdowns, labor disputes or other unanticipated difficulties with or interruptions in operations which may or may not be insured;

●
domestic and foreign laws or regulations, particularly relating to the environment, mining and processing;

●
changes in tax laws;

●
domestic and international economic and political conditions;

●
the need for additional financing, and our ability to obtain or maintain necessary financing;

●
changes in business strategy; and

●
various other factors, both referenced and not referenced in this Annual Report.

This foregoing list is not exhaustive of the factors that may affect any of our forward-looking statements. Some of the important risks and uncertainties that could affect forward-looking statements are described further under the heading “Risk Factors” in this Annual Report. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. For the reasons set forth above and elsewhere in this Annual Report, we caution you not to place undue reliance on forward-looking statements in this Annual Report.

The forward-looking statements in this Annual Report speak only as to the date of this Annual Report and are based on our beliefs, opinions and expectations at the time they are made. Except as required by law, we undertake no obligation to update or review any forward-looking statements whether as a result of new information, future developments or otherwise.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING RESERVE AND RESOURCE ESTIMATES

The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the United States Securities and Exchange Commission Industry Guide 7 (“SEC Industry Guide 7”) under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Under SEC Industry Guide 7 standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Pursuant to SEC Industry Guide 7, a mineral reserve may not be designated as such unless: (i) competent professional engineers conduct a detailed engineering and economic study, and the “bankable” or “final” feasibility study demonstrates that a mineral deposit can be mined profitably at a commercial rate; (ii) a historic three-year average commodity price is used in any reserve or cash flow analysis used to designate reserves; and (iii) the company has demonstrated that the mineral property will receive its governmental permits, and the primary environmental document has been filed with the appropriate governmental authorities.

The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and have historically not been permitted to be used in reports and annual reports filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. An “Inferred mineral resource” has a lower level of confidence than an “indicated mineral resource” and must not be converted to a mineral “reserve”. The quantity and grade of reported “Inferred Resources” in this estimation are uncertain in nature and there has been insufficient exploration to define these “Inferred Resources” as an “Indicated or Measured” Mineral Resource and it is uncertain if further exploration will result in upgrading them to an “Indicated or Measured” Mineral Resource category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.

Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, under SEC Industry Guide 7 the SEC historically only permitted issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

The term “mineralized material” as used in this Annual Report, although permissible under SEC Industry Guide 7, does not indicate “reserves” by SEC Industry Guide 7 standards. We cannot be certain that any part of the mineralized material will ever be confirmed or converted into SEC Industry Guide 7 compliant “reserves”. Investors are cautioned not to assume that all or any part of the mineralized material will ever be confirmed or converted into reserves or that mineralized material can be economically or legally extracted.

Accordingly, information contained in this Annual Report may contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies pursuant to SEC Industry Guide 7.

METRIC CONVERSION TABLE

To Convert Imperial Measurement Units	To Metric Measurement Units	Multiply by
Acres	Hectares	0.4047
Feet	Meters	0.3048
Miles	Kilometers	1.6093
Tons (short)	Tonnes	0.9072
Gallons	Liters	3.785
Ounces (troy)	Grams	31.103
Ounces (troy) per ton (short)	Grams per tonne	34.286

PART I

ITEM 1.
IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.
OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.
KEY INFORMATION

A.
Selected Financial Data

The following selected financial and other data summarize our historical financial information. We derived the selected balance sheet information as of December 31, 2018, 2017, 2016, and 2015, and the selected statement of operations information for the years ended December 31, 2018, 2017, 2016, and 2015 from our audited financial statements as of those dates. The consolidated financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board, which differ in certain respects from the principles we would have followed had our consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).

The information in the following tables should be read in conjunction with the information appearing under the heading “Item 5. Operating and Financial Review and Prospects” and our audited annual financial statements under the heading “Item 18. Financial Statements”.

Statement of Operations	2018	2017	2016	2015
Revenue	$—	$—	$—	$—
Net income (loss)	(18,184,468)	(18,592,981)	(2,007,305)	(7,822,531)
Comprehensive income (loss)	(18,196,628)	(18,580,821)	(2,007,305)	(7,822,531)
Basic net (loss) income per share	(0.23)	(0.33)	(0.05)	(0.25)
Diluted net (loss) income per share	(0.23)	(0.33)	(0.05)	(0.25)

Balance Sheet Data	2018	2017	2016	2015
Total Asset	$9,264,205	$18,368,843	$27,828,109	$27,302,836
Share Capital	$173,819,546	$165,862,805	$156,529,025	$153,281,631
Number of Shares (as adjusted to reflect changes in capital)	95,316,127	74,721,790	48,076,530	34,274,740
Total liabilities	$10,023,943	$9,681,322	$11,032,616	$12,023,867
Total shareholders’ equity	$(759,738)	$8,687,521	$16,795,493	$15,278,969

B.
Capitalization and Indebtedness

Not applicable.

C.
Reasons for the Offer and Use of Proceeds

Not applicable.

D.
Risk Factors

This section describes some of the risks and uncertainties faced by us. An investment in our Company involves a high degree of risk. You should carefully consider the risks described below and the risks described elsewhere in this Annual Report when making an investment decision related to our Company. We believe the risk factors summarized below are most relevant to our business. These are factors that, individually or in the aggregate, could cause our actual results to differ significantly from anticipated or historical results. The occurrence of any of the risks could harm our business and cause you to lose all or part of your investment. However, you should understand that it is not possible to predict or identify all such factors. The risks and uncertainties described and discussed below and elsewhere in this Annual Report are not the only risks and uncertainties that we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of these risks actually occurs, our business, financial condition and results of operations would suffer. The risks discussed below also include forward-looking statements, and our actual results may differ substantially from those discussed in these forward- looking statements. See the discussion under the heading “Cautionary Note Regarding Forward-Looking Statements” at the beginning of this Annual Report for more detail.

Except as required by law, we undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events, or otherwise.

We have a history of net losses and do not anticipate having positive cash flow in the foreseeable future.

We have not received any material revenue or net profit to date. Exploration and development of mineral properties requires large amounts of capital and usually results in accounting losses for many years before profitability is achieved, if ever. We have incurred losses and negative operating cash flow during our most recently completed financial year and for the current financial year to date. We believe that commercial mining activity is warranted on our Gibellini and Pulacayo Projects. Even if we undertake future development activity on any of our properties, there is no certainty that we will produce revenue, operate profitably or provide a return on investment in the future. The exploration of our properties depends on our ability to obtain additional required financing. There is no assurance that we will be successful in obtaining the required financing, which could cause us to postpone our exploration plans or result in the loss or substantial dilution of our interest in our properties.

We will need a significant amount of capital to carry out our proposed business plan. Unless we are able to raise sufficient funds, we may be forced to discontinue our operations.

We are in the exploration stage and will likely operate at a loss until our business becomes established. We will require additional financing in order to fund future operations. Our ability to secure any required financing in order to commence and sustain our operations will depend in part upon prevailing capital market conditions as well as our business success. There can be no assurance that we will be successful in our efforts to secure any additional financing on terms satisfactory to our management. If additional financing is raised by issuing common shares, control may change and shareholders may suffer additional dilution. If adequate funds are not available or they are unavailable on acceptable terms, we may be required to scale back our business plan or cease operating.

Our mineral exploration efforts are highly speculative in nature and may be unsuccessful.

The exploration for and development of minerals involve significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. Few properties which are explored are ultimately developed into producing mines. There can be no guarantee that the estimates of quantities and qualities of minerals disclosed will be economically recoverable. With all mining operations there is uncertainty and, therefore, risk associated with operating parameters and costs resulting from the scaling up of extraction methods tested in pilot conditions. Mineral exploration is speculative in nature and there can be no assurance that any minerals discovered will result in an increase in our resource base.

Our operations are subject to all of the hazards and risks normally encountered in the exploration, development and production of minerals. These include unusual and unexpected geological formations, rock falls, seismic activity, flooding and other conditions involved in the extraction of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Although precautions to minimize risk will be taken, operations are subject to hazards that may result in environmental pollution and consequent liability that could have a material adverse impact on our business, operations and financial performance.

Substantial expenditures are required to establish ore reserves through drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis. The economics of developing vanadium, silver, coal and other mineral properties is affected by many factors including the cost of operations, variations in the grade of ore mined, fluctuations in metal markets, costs of processing equipment and such other factors such as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. The remoteness and restrictions on access of properties in which we have an interest will have an adverse effect on profitability as a result of higher infrastructure costs. There are also physical risks to the exploration personnel working in the terrain in which our properties are located, often in poor climate conditions.

Our long-term commercial success depends on our ability to find, acquire, develop and commercially produce vanadium, silver, coal and other minerals. No assurance can be given that we will be able to locate satisfactory properties for acquisition or participation. Moreover, if such acquisitions or participations are identified, we may determine that current markets, terms of acquisition and participation or pricing conditions make such acquisitions or participations uneconomic.

We have no history of profitable commercial vanadium, silver, coal or metal production from our mineral exploration properties and there can be no assurance that we will successfully establish mining operations or profitably produce vanadium, silver, coal or other base or precious metals.

We have no history of profitably commercially producing vanadium, silver, coal or other metals from our mineral exploration properties and there can be no assurance that we will successfully establish mining operations or profitably produce vanadium, silver, coal or other base or precious metals.

None of our properties are currently under development. The future development of any property found to be economically feasible will require the construction and operation of mines, processing plants and related infrastructure. As a result, we are subject to all of the risks associated with establishing new mining operations and business enterprises, including:

●
the timing and cost of the construction of mining and processing facilities;

●
the availability and costs of skilled labor and mining equipment;

●
the availability and cost of appropriate smelting and/or refining arrangements;

●
the need to obtain necessary environmental and other governmental approvals and permits and the timing of those approvals and permits; and

●
the availability of funds to finance construction and development activities.

The costs, timing and complexities of mine construction and development are increased by the remote location of our mining properties. It is common in new mining operations to experience unexpected problems and delays during development, construction and mine start-up. In addition, delays in the commencement of mineral production often occur. Accordingly, there are no assurances that our activities will successfully establish mining operations, result in profitable operations or that vanadium, silver, coal or other metals will be produced at any of our properties.

All of the properties in which we hold an interest are considered to be in the exploration stage only and do not contain a known body of commercial minerals. The figures for our resources are estimates based on interpretation and assumptions and may yield less mineral production under actual operating conditions than is currently estimated.

All of the properties in which we hold an interest are considered to be in the exploration stage only and do not contain a known body of commercial minerals. The figures for our resources are estimates based on interpretation and assumptions and may yield less mineral production under actual operating conditions than is currently estimated. Unless otherwise indicated, mineralization figures presented in this Annual Report and in our other filings with securities regulatory authorities, press releases and other public statements that may be made from time to time are based upon estimates made by our personnel and independent geologists. These estimates may be imprecise because they are based upon geological and engineering interpretation and statistical inferences drawn from drilling and sample analysis, stated operating conditions, and mineral processing tests, which may prove to be unreliable. There can be no assurance that:

●
these estimates will be accurate;

●
resource or other mineralization figures will be accurate; or

●
the resource or mineralization could be mined or processed profitably.

Because we have not commenced production at any of our properties, other than Ulaan Ovoo, and have not defined or delineated any proven or probable reserves on any of our properties, the mineralization estimates for our properties may require adjustments including possible downward revisions based upon further exploration or development work, actual production experience, or current costs and sales prices. In addition, the quality of coal or grade of ore ultimately mined, if any, may differ from that indicated by drilling and beneficiation testing results. There can be no assurance that the type and amount of minerals recovered in laboratory analyses and small-scale beneficiation tests will be duplicated in large-scale tests under on-site conditions or in production scale.

The resource estimates contained in this Annual Report have been estimated based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in market prices for vanadium, silver, coal or other metals may render portions of our mineralization uneconomic and result in reduced reported mineralization. Any material reductions in estimates of mineralization, or of our ability to extract this mineralization, could have a material adverse effect on our results of operations or financial condition.

Actual capital costs, operating costs, production and economic returns may differ significantly from those we have anticipated and there are no assurances that any future development activities will result in profitable mining operations.

Actual capital costs, operating costs, production and economic returns may differ significantly from those we have anticipated, and we cannot assure you that any future development activities will result in profitable mining operations. The capital costs required to take our projects into production may be significantly higher than anticipated. None of our mineral properties has a sufficient operating history upon which we can base estimates of future operating costs. Any potential decisions about the possible development of these and other mineral properties would ultimately be based upon feasibility studies which may or may not be undertaken. Feasibility studies derive estimates of cash operating costs based upon, among other things:

●
anticipated tonnage, grades and metallurgical characteristics of the ore or quality of the vanadium, silver, coal or other minerals to be mined and/or processed;

●
anticipated recovery rates of metals from the ore;

●
cash operating costs of comparable facilities and equipment; and

●
anticipated climatic conditions.

Cash operating costs, production and economic returns, and other estimates contained in studies or estimates prepared by or for us may differ significantly from those anticipated by our current studies and estimates, and there can be no assurance that our actual operating costs will not be higher than currently anticipated.

We are subject to substantial government regulation in the United States and Canada. Changes to regulation or more stringent implementation could have a material adverse effect on our results of operations and financial condition.

Mining and exploration activities at our properties in North America are subject to various laws and regulations relating to the protection of the environment, such as the U.S. federal Clean Water Act and the Nevada Water Pollution Control Law. Although we intend to comply with all existing environmental and mining laws and regulations, no assurance can be given that we will be in compliance with all applicable regulations or that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner that could limit or curtail development of our properties.

All claims held by us in the United States are unpatented lode mining claims and all claims held by us in Ontario are patented claims. At present, there is no royalty payable to the United States on production from unpatented mining claims, but exploration and development on these claims is subject to regulation by, and requires permits from both U.S. Department of Interior and various state agencies. There is a tax imposed on profits from the extraction of mineral substances raised and sold by operators of Ontario mines. There have been legislative attempts to impose a royalty on production from unpatented mining claims in the United States in recent years. Amendments to current laws and regulations governing exploration, development and mining or more stringent implementation thereof could have a material adverse effect on our business and cause increases in exploration expenses or capital expenditures or require delays or abandonment in the development of our properties.

Our operations are also subject to laws and regulations governing the protection of endangered and other specified species. In May 2015, the U.S. Department of the Interior released a plan to protect the greater sage grouse, a species whose natural habitat is found across much of the western United States, including Nevada. The U.S. Department of the Interior’s plan is intended to guide conservation efforts on approximately 70 million acres of national public lands. No assurances can be made that restrictions relating to conservation will not have an adverse impact on our operations in impacted areas.

We are also required to expend significant resources to comply with numerous corporate governance and disclosure regulations and requirements adopted by Canadian federal and provincial governments, as well as the Toronto Stock Exchange (the “TSX”). These additional compliance costs and related diversion of the attention of management and key personnel could have a material adverse effect on our business.

Reform of the General Mining Law could adversely impact our results of operations.

All of our unpatented mining claims are on U.S. federal lands. Legislation has been introduced regularly in the U.S. Congress over the last decade to change the General Mining Law of 1872, as amended (the “General Mining Law”), under which we hold these unpatented mining claims. It is possible that the General Mining Law may be amended or replaced by less favorable legislation in the future. Previously proposed legislation contained a production royalty obligation, new environmental standards and conditions, additional reclamation requirements and extensive new procedural steps which would likely result in delays in permitting. The ultimate content of future proposed legislation, if enacted, is uncertain. If a royalty on unpatented mining claims were imposed, the profitability of our U.S. operations could be materially adversely affected.

Any such reform of the General Mining Law could increase the costs of our U.S. mining activities or could materially impair our ability to develop or continue our U.S. operations, and as a result, could have an adverse effect on us and our results of operations.

We are required to obtain government approvals and permits in order to conduct operations.

Government approvals and permits are currently required in connection with all of our operations, and further approvals and permits may be required in the future. We must obtain and maintain a variety of licenses and permits, which include or cover, without limitation, air quality, water quality, water rights, dam safety, fire safety, emergency preparedness, hazardous materials, mercury control, waste rock management, solid waste disposal, storm water runoff, water pollution control, water treatment, rights of way and tailings operations. Such licenses and permits are subject to change in regulations and in various operating circumstances. The duration and success of our efforts to obtain permits are contingent upon many variables outside of our control. Obtaining governmental approvals and permits may increase costs and cause delays depending on the nature of the activity to be permitted and the applicable requirements implemented by the permitting authority. There can be no assurance that all necessary approvals and permits will be obtained or timely obtained. In addition, there can be no assurance that, if obtained, the costs of the approvals and permits will not exceed our estimates or that we will be able to maintain such approvals and permits. To the extent such approvals or permits are required and not obtained or maintained, our operations may be curtailed, or we may be prohibited from proceeding with planned exploration, development or operation of our mineral properties.

Our mineral rights may be terminated or not renewed by governmental authorities and we may be negatively impacted by changes to mining laws and regulations.

Our activities are subject to government approvals, various laws governing prospecting, development, land resumptions, production taxes, labor standards and occupational health, mine safety, toxic substances and other matters, including issues affecting local native populations. Although we believe that our activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development. Amendments to current laws and regulations governing operations and activities of exploration and mining, or more stringent implementation thereof, could have a material adverse impact on our business, operations and financial performance. Further, the mining licenses and permits issued in respect of our projects may be subject to conditions which, if not satisfied, may lead to the revocation of such licenses. In the event of revocation, the value of our investments in such projects may decline.

In the United States, the tenures are in the form of claims where exploration and development rights are retained so long as annual maintenance fees are paid and certain forms filed. The maintenance fees may be substantial with a large number of claims and the fees are adjusted periodically. Diligent periodic assessment of the resource and development value of claims by the claimant is required.

Title to our mineral properties may be disputed by third parties.

Title to mineral properties, as well as the location of boundaries on the grounds may be disputed. Moreover, additional amounts may be required to be paid to surface right owners in connection with any mining development. At all of such properties where there are current or planned exploration activities, we believe that we have either contractual, statutory, or common law rights to make such use of the surface as is reasonably necessary in connection with those activities. Although we believe we have taken reasonable measures to ensure proper title to our properties, there is no guarantee that title to our properties will not be challenged or impaired. Successful challenges to the title of our properties could impair the development of operations on those properties.

Environmental regulations worldwide have become increasingly stringent over the last decade which will require us to dedicate more time and money to compliance and remediation activities.

All phases of the mining business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of international conventions, and federal, state and municipal laws and regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on spills and releases or emissions of various substances produced in association with mining operations. The legislation also requires that wells and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and their directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions under, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Entities engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on our business and cause increases in capital expenditures, production costs or reduction in levels of production at producing properties, or require abandonment or delays in the development of new mining properties.

Certain of our properties are located on land that is or may become subject to traditional territory, title claims and/or claims of cultural significance by certain Native American tribes or Aboriginal communities and stakeholders, and such claims and the attendant obligations of the provincial and federal governments to those tribal or Aboriginal communities and stakeholders may affect our current and future operations.

Native American and Aboriginal interests and rights as well as related consultation issues may impact our ability to pursue exploration and development at our U.S. and Canadian properties. There is no assurance that claims or other assertion of rights by tribal or Aboriginal communities and stakeholders or consultation issues will not arise on or with respect to our properties or activities. These could result in significant costs and delays or materially restrict our activities. Opposition by Native American tribes or Aboriginal communities and stakeholders to our presence, operations or development on land subject to their traditional territory or title claims or in areas of cultural significance could negatively impact us in terms of public perception, costly legal proceedings, potential blockades or other interference by third parties in our operations, or court-ordered relief impacting our operations. In addition, we may be required to, or may voluntarily, enter into certain agreements with such Native American tribes or Aboriginal communities and stakeholders in order to facilitate development of our properties, which could reduce the expected earnings or income from any future production.

The mining industry in general is intensely competitive. Furthermore, there is no assurance that, even if commercial quantities are discovered, a ready market will exist for sale of the same mineral ore.

The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of ore are discovered, a ready market will exist for the sale of same. Marketability of natural resources which we may discover will be affected by numerous factors beyond our control, such as market fluctuations, the proximity and capacity of natural resource markets and processing equipment, government regulations including regulations relating to prices, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of such factors cannot be predicted but they may result in us not receiving an adequate return on our investment.

The mining business is subject to inherent risks, some of which are not insurable.

Our business is subject to a number of risks and hazards, including adverse environmental conditions, industrial accidents, labor disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to our properties or the properties of others, delays in development or mining, monetary losses and possible legal liability.

Although we maintain insurance to protect against certain risks in amounts that we consider reasonable, our insurance will not cover all the potential risks associated with our operations. We may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to us or to other companies in the mining industry on acceptable terms. We may also become subject to liability for pollution or other hazards which may not be insured against or which we may elect not to insure against because of premium costs or other reasons. Losses from these events may cause us to incur significant costs that could have a material adverse effect upon our financial performance, results of operations and business outlook.

We depend on a number of key personnel, including our directors and executive officers, the loss of any one of whom could have an adverse effect on our operations.

We depend on a number of key personnel, including our directors and executive officers, the loss of any one of whom could have an adverse effect on our operations. We have employment and consulting contracts with several key personnel, and we do not have key man life insurance.

Our ability to manage growth effectively will require us to continue to implement and improve management systems and to recruit and train new employees. We cannot assure you that we will be successful in attracting and retaining skilled and experienced personnel.

Our business is highly dependent on the international market prices of the metals we plan to produce, which are both cyclical and volatile.

Our revenues, if any, are expected to be in large part derived from the mining and sale of vanadium, silver, coal and other minerals. The prices of those commodities have fluctuated widely, particularly in recent years, and are affected by numerous factors beyond our control including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to new mine developments and improved mining and production methods.

The price of vanadium, silver and coal may have a significant influence on the market price of our securities and the value of our mineral properties. Mineral prices fluctuate widely and are affected by numerous factors beyond our control. The level of interest rates, the rate of inflation, the world supply of mineral commodities and the stability of exchange rates can all cause significant fluctuations in prices. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems and political developments. The price of mineral commodities has fluctuated widely in recent years, and future price declines could cause commercial production to be impracticable, thereby having a material adverse effect on our business, financial condition and result of operations.

We may be subject to misconduct by third-party contractors.

We will be heavily reliant upon our contractors during the development of large scale projects. Companies are often measured and evaluated by the behavior and performance of their representatives, including in large part their contractors. We work hard to build in controls and mechanisms to choose and retain employees and contractors with similar values to our own; however, these controls may not always be effective. Sound judgment, safe work practices, and ethical behavior is expected from our contractors both on and off-site. Any work disruptions, labor disputes, regulatory breach or irresponsible behavior of our contractors could reflect on us poorly and could lead to loss of social license, delays in production and schedule, unsafe work practices and accidents and reputational harm.

Our business requires substantial capital expenditures and is subject to financing risks.

We estimate that our current financial resources are insufficient to undertake presently planned exploration and development programs. Further exploration on and development and construction of our mineral properties may require additional capital. One source of future funds presently available to us is through the sale of equity capital. There is no assurance that this source will continue to be available as required or at all. If it is available, future equity financings may result in substantial dilution to shareholders. Another alternative for the financing of further exploration and/or development would be the offering of an interest in our mineral properties to be earned by another party or parties carrying out further exploration or development thereof. There can be no assurance that we will be able to conclude any such agreements on favorable terms or at all.

Any failure to obtain the required financing on acceptable terms could have a material adverse effect on our financial condition, results of operations and liquidity and may require us to cancel or postpone planned capital investments.

Currency fluctuation may affect our operations and financial stability.

We transact business in a number of currencies including Canadian, U.S., Bolivian and Mongolian currencies. Fluctuations in exchange rates may have a significant effect on our cash flows. Future changes in exchange rates could materially affect our results in either a positive or negative direction. We do not currently engage in foreign currency hedging activities.

We are subject to anti-corruption, anti-bribery and anti-money laundering laws and regulations in Canada and the United States, among other countries. Any violations of any such laws or regulations could have a material adverse impact on our reputation and results of operations and financial condition.

We are subject to anti-corruption legislation including the Corruption of Foreign Public Officials Act (Canada) and other similar acts (which we refer to collectively as “Anti-Corruption Legislation”), which prohibit us or any of our officers, directors, employees or agents or any of our stockholders acting on our behalf from paying, offering to pay or authorizing the payment of anything of value to any foreign government official, government staff member, political party or political candidate in an attempt to obtain or retain business or to otherwise influence a person working in an office capacity. Anti-Corruption Legislation also requires public companies to make and keep books and records that accurately and fairly reflect their transactions and to devise and maintain an adequate system of internal accounting controls. Our international activities create the risk of unauthorized payments or offers of payments by our employees, consultants or agents, even though they may not always be subject to our control. We have policies and procedures in place that strictly prohibit these practices by our employees and agents. However, our existing safeguards and any future improvements may prove to be less than effective, and our employees, consultants and agents may engage in conduct for which we may be held responsible. Any failure by us to adopt appropriate compliance procedures and to ensure that our employees and agents comply with Anti- Corruption Legislation and other applicable laws and regulations in foreign jurisdictions could result in substantial penalties or restrictions on our ability to conduct our business, which may have a material adverse impact on us or our share price.

Our results and financial condition are affected by global and local market conditions that we do not control and cannot predict.

Access to financing has been negatively impacted by many factors as a result of the global financial crisis. This may impact our ability to obtain debt or equity financing in the future on terms favorable to us and our ability to attain strategic partnerships or enter into joint venture arrangements which may further negatively impact the timeline for commencement of commercial production. Additionally, global economic conditions may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. If such volatility and market turmoil continue, our business and financial condition could be adversely impacted.

Our insurance will not cover all the potential risks associated with a mining company’s operations.

Our insurance will not cover all the potential risks associated with a mining company’s operations. We may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to us or to other companies in the mining industry on acceptable terms. We may also become subject to liability for pollution or other hazards which may not be insured against or which we may elect not to insure against because of premium costs or other reasons. Losses from these events may cause Prophecy to incur significant costs that could have a material adverse effect upon its financial condition and results of operations.

We have never paid any dividends and we are unlikely to do so in the foreseeable future.

To date, we have never paid any dividends on our outstanding common shares and we are unlikely to do so in the foreseeable future. Any decision to pay dividends on our common shares will be made by our Corporate Governance and Compensation Committee on the basis of our earnings, financial requirements and other conditions.

We engage in extensive related party transactions, which may result in conflicts of interest involving our management.

We have engaged in the past, and continue to engage, in extensive related party transactions involving certain of our management. See the discussion under the heading “Item 7.B. Related Party Transactions” for further detail. Such related party transactions could cause us to become materially dependent on the related parties in the ongoing conduct of our business, and related parties may be motivated by personal interests to pursue courses of action that are not necessarily in the best interests of the Company and our stockholders. Related party transactions often present conflicts of interest, could result in disadvantages to the Company, and may impair investor confidence, all of which could materially and adversely affect us.

We rely on information technology systems and networks in our operations which are provided and maintained by third-party contractors.

We rely on information technology (“IT”) systems and networks in our operations which are provided and maintained by third-party contractors. The availability, capacity, reliability and security of these IT systems could be subject to network disruptions caused by a variety of malicious sources, including computer viruses, security breaches, cyber-attacks and theft, as well as network and/or hardware disruptions resulting from unexpected failures such as human error, software or hardware defects, natural disasters, fire, flood or power loss. Our operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures.

The ability of the IT function to support our business in the event of any such failure and the ability to recover key systems from unexpected interruptions cannot be fully tested. There is a risk that if such an event were to occur, our response may not be adequate to immediately address all of the potential repercussions of the incident. In the event of a disaster affecting our head office, key systems may be unavailable for a number of days, leading to inability to perform some business processes in a timely manner. The failure of our IT systems or a component thereof could, depending on the nature, materially impact our financial condition, results of operations, reputation and share price.

Unauthorized access to our IT systems as a result of cyber-attacks could lead to exposure, corruption or loss of confidential information, and disruption to our communications, operations, business activities or our competitive position. Further, disruption of critical IT services, or breaches of information security, could expose us to financial losses and regulatory or legal action. Our risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber-security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority.

We apply technical and process controls in line with industry-accepted standards to protect information, assets and systems. Although these measures are robust, they cannot possibly prevent all types of cyber-threat. There is no assurance that we will not suffer losses associated with cyber-security breaches in the future, and we may be required to expend significant additional resources to investigate, mitigate and remediate any potential vulnerabilities. As cyber-threats continue to evolve, we may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

As a foreign private issuer, we are permitted to file less information with the SEC than a company that is not a foreign private issuer or that files as a domestic issuer.

As a “foreign private issuer,” we are exempt from certain rules under the Exchange Act that impose disclosure requirements as well as procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as a company that files as a domestic issuer whose securities are registered under the Exchange Act, nor are we generally required to comply with the SEC’s Regulation FD, which restricts the selective disclosure of material non-public information. For as long as we are a foreign private issuer we intend to file our annual financial statements on Form 20-F and furnish our quarterly financial statements on Form 6-K to the SEC for so long as we are subject to the reporting requirements of Section 13(g) or 15(d) of the Exchange Act. However, the information we file or furnish will not be the same as the information that is required in annual and quarterly reports on Form 10-K or Form 10-Q for U.S. domestic issuers. Accordingly, there may be less information publicly available concerning us than there is for a company that files as a domestic issuer.

We may lose our foreign private issuer status, which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur additional legal, accounting and other expenses.

We are required to determine our status as a foreign private issuer on an annual basis at the end of our second fiscal quarter. We will lose our current status as a foreign private issuer if (1) a majority of our common shares are directly or indirectly held of record by residents of the United States; and (2) either (a) a majority of our executive officers or directors are U.S. citizens or residents, or (b) more than 50 percent of our assets are located in the United States, or (c) our business is administered principally in the United States. If we lose this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC rules. Further, we would be required to comply with United States generally accepted accounting principles, as opposed to IFRS, in the preparation and issuance of our financial statements for historical and current periods. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs.

As a Canadian incorporated and domiciled company, our financial statements are prepared using IFRS accounting principles which are different than the accounting principles under U.S. Generally Accepted Accounting Principles.

Our financial statements have been prepared in accordance with IFRS. IFRS is an internationally recognized body of accounting principles that are used by many companies outside of the United States to prepare their financial statements. IFRS accounting principles are different from those of U.S. GAAP. Investors who are not familiar with IFRS may misunderstand certain information presented in our financial statements. Accordingly, we suggest that readers of our financial statements familiarize themselves with the provisions of IFRS accounting principles in order to better understand the differences between these two sets of principles.

Because we are a Canadian company and the majority of our directors and officers are resident in Canada or countries other than the United States, it may be difficult for investors in the United States to enforce civil liabilities against us based solely upon the federal securities laws of the United States.

We are governed by the corporate legislation of British Columbia, where we amalgamated, and our principal place of business is in Canada. Our auditors and a majority of our directors and officers are residents of Canada or countries other than the United States. All or a substantial portion of our assets and those of such persons are located outside the United States. Consequently, it may be difficult for U.S. investors to effect service of process within the United States upon us or our directors, officers and auditors who are not residents of the United States or to realize in the United States upon judgments of U.S. courts predicated upon civil liabilities under the Securities Act (as defined below). Investors should not assume that Canadian or other foreign courts: (1) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or the securities or “blue sky” laws of any state within the United States or (2) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or any such state securities or blue-sky laws.

We are an emerging growth company and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies may make our securities less attractive to investors and, as a result, adversely affect the price of our securities and result in a less active trading market for our securities.

We are an emerging growth company as defined in Rule 12b-2 under the Exchange Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. For example, we have elected to rely on an exemption from the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act relating to internal control over financial reporting, and we will not provide such an attestation from our auditors.

We may avail ourselves of these disclosure exemptions until we are no longer an emerging growth company. We cannot predict whether investors will find our securities less attractive because of our reliance on some or all of these exemptions. If investors find our securities less attractive, it may adversely impact the price of our securities and there may be a less active trading market for our securities.

We will cease to be an emerging growth company upon the earliest of:

●
the last day of the fiscal year during which we have total annual gross revenues of $1,070,000,000 or more;

●
the last day of our fiscal year following the fifth anniversary of the completion of our first sale of common equity securities pursuant to an effective registration statement under the U.S. Securities Act of 1933 (the “Securities Act”);

●
the date on which we have, during the previous three-year period, issued more than $1,000,000,000 in non-convertible debt; or

●
the date on which we are deemed to be a “large accelerated filer”, as defined in Rule 12b–2 of the Exchange Act, which would occur if the market value of our common shares that are held by non-affiliates exceeds $700,000,000 as of the last day of our most recently-completed second fiscal quarter.

The Company’s Passive Foreign Investment Company status has possible adverse tax consequences for U.S. investors.

Because the Company is an exploration stage company and its only material revenues consist of passive investment income on its cash investments, U.S. shareholders of common shares should be aware that the Company believes it was classified as a passive foreign investment company (“PFIC”) during the tax year ended December 31, 20187, and based on current business plans and financial expectations, the Company anticipates that it may be a PFIC for the current tax year and may be a PFIC in future tax years. If the Company is a PFIC for any year during a U.S. shareholder’s holding period of the common shares, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of common shares, or any “excess distribution” received on its common shares, as ordinary income, and to pay an interest charge on a portion of such gain or distribution, unless the shareholder makes a timely and effective "qualified electing fund" election (“QEF Election”) or a "mark-to-market" election with respect to the common shares. A U.S. shareholder who makes a QEF Election generally must report on a current basis its share of the Company's net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders. However, U.S. shareholders should be aware that there can be no assurance that the Company will satisfy the record keeping requirements that apply to a qualified electing fund, or that the Company will supply U.S. shareholders with information that such U.S. shareholders require to report under the QEF Election rules, in the event that the Company is a PFIC and a U.S. shareholder wishes to make a QEF Election. Thus, U.S. shareholders may not be able to make a QEF Election with respect to their common shares. A U.S. shareholder who makes a mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over the taxpayer’s adjusted tax basis therein. This paragraph is qualified in its entirety by the discussion below under the heading “Certain United States Federal Income Tax Consequences.” Each U.S. shareholder should consult its own tax advisors regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares.

U.S. federal income tax reform could adversely affect us.

On December 22, 2017, U.S. tax legislation known as the Tax Cuts and Jobs Act (the “TCJA”), was signed into law, significantly reforming the U.S. Internal Revenue Code. The TCJA, among other things, includes changes to U.S. federal tax rates, imposes significant additional limitations on the deductibility of interest, allows for the expensing of capital expenditures, puts into effect the migration from a “worldwide” system of taxation to a territorial system and modifies or repeals many business deductions and credits. The TCJA added a minimum tax on a U.S. corporation’s taxable income after adding back certain deductible payments to non-U.S. affiliates. In addition, the TCJA disallows deductions for interest and royalty payments from U.S. companies to non-U.S. affiliates that are hybrid payments or made to hybrid entities. We continue to examine the impact the TCJA may have on our business. The impact of the TCJA on holders of common shares is uncertain and could be adverse.

ITEM 4.
INFORMATION ON THE COMPANY

A.
History and Development of the Company

Prophecy Development Corp. (formerly Prophecy Coal Corp.) is an exploration stage company focusing on mining and energy projects in the United States, Canada, Bolivia and Mongolia.

Our Company, in its current form, is primarily the product of an April 16, 2010 business combination between Red Hill Energy Inc. and Prophecy Resource Corp. We are currently governed under the Business Corporations Act (British Columbia) (“BCBCA”). Our head and registered offices are located at Suite 1610 – 409 Granville Street, Vancouver, British Columbia, V6C 1T2, Telephone: 604-569-3661.

Red Hill Energy Inc. was incorporated on November 6, 1978 under the Corporations Act (British Columbia) under the name “Banbury Gold Mines Ltd.” Banbury changed its name to “Enerwaste Minerals Corp.” on July 3, 1992 and to “Universal Gun-Loc Industries Ltd.” on December 17, 1993. On April 24, 2002, Universal Gun-Loc changed its name to “UGL Enterprises Ltd.” and then to “Red Hill Energy Inc.” on May 29, 2006.

On April 16, 2010, Red Hill Energy Inc. changed its name to “Prophecy Resource Corp.” in conjunction with the merger of Red Hill Energy Inc. and Prophecy Resource Corp.

On June 13, 2011, the Prophecy Resource Corp. changed its name to “Prophecy Coal Corp.” in connection with its amalgamation with Northern Platinum Ltd. and Prophecy Holdings Inc. and an asset spin-off to capitalize the Company’s then-controlled affiliate, Wellgreen Platinum Ltd.

On January 2, 2015, we completed, by way of a share purchase agreement, the acquisition of 100% of Apogee Silver Ltd.’s (“Apogee”) interest in and to ASC Holdings Limited and ASC Bolivia LDC (which together, indirectly held through ASC Bolivia LDC Sucursal Bolivia, Apogee’s joint venture interest in the Pulacayo Paca silver-lead-zinc mining project in Bolivia) and Apogee Minerals Bolivia S.A. by paying to Apogee $250,000 in cash and issuing to Apogee 60 million common shares of Prophecy.

On January 5, 2015, Prophecy Coal Corp. changed its name to “Prophecy Development Corp.” in connection with an acquisition of assets located in Bolivia and to better reflect its various interests in its mining and energy projects at the time in the United States, Canada, Bolivia and Mongolia.

On March 12, 2015, we entered into a credit facility (which, as amended, we refer to as the “Credit Facility”) with Linx Partners Ltd. (which we refer to as “Linx”), a private company wholly-owned and controlled by John Lee, our Interim Chief Executive Officer and Executive Chairman, and a member of our board of directors (which we refer to as the “Board”), in order to meet interim working capital requirements to fund our business operations and financial commitments. The Credit Facility was amended on May 5, 2015 and February 24, 2016. The Credit Facility was revolving and had a maximum principal amount available for advance of $2.5 million. The Credit Facility had a two-year term with an option to extend for any number of subsequent one-year terms subject to approval by the TSX, and had a simple interest rate of 18% per annum. We closed out and terminated the Credit Facility on November 28, 2017.

On May 5, 2015, the Company, through our wholly-owned subsidiary, Red Hill, entered into a purchase agreement with Khishig Arvin Industrial LLC, an arm’s-length party in Mongolia, to sell substantially all of our mining and transportation equipment at our Ulaan Ovoo mine for total proceeds of approximately $2.34 million. The sale, together with the sale of additional equipment to other arm’s-length parties, was completed in June 2015 and we received approximately $2.9 million in cash. In consideration for our receiving consent to the sales of the equipment from Linx, which held a general security interest over all of our property (including property indirectly held through our subsidiaries such as Red Hill), we issued the equivalent of 1,200,000 common share purchase warrants of our Company to Mr. Lee, the beneficial owner of Linx, exercisable at the equivalent of $0.50 per share for a period of five years expiring on May 22, 2020.

On September 1, 2015, we announced a non-brokered private placement involving the issuance of up to the equivalent of 4,000,000 units at a price of the equivalent of $0.50 per unit. Each unit consisted of one common share of the Company and one common share purchase warrant entitling the holder thereof to acquire an additional common share of the Company at a price of the equivalent of $0.70 per common share for a period of five years from the date of issuance. On September 30, 2015, we closed on a first cash tranche of the aforementioned private placement for gross cash proceeds of $556,000 through the issuance of the equivalent of 1,112,000 units. The remainder of this private placement was cancelled on November 4, 2015.

On November 12, 2015, we announced a non-brokered private placement involving the issuance of up to the equivalent of 2,500,000 units at a price of the equivalent of $0.40 per unit. Each unit consisted of one common share of the Company and one common share purchase warrant entitling the holder thereof to acquire an additional common share of the Company at a price of the equivalent of $0.70 per common share for a period of five years from the date of issuance. On November 13, 2015 we closed on a first tranche of the aforementioned private placement for gross cash proceeds of $250,000 through the issuance of the equivalent of 625,000 units. On December 18, 2015, we announced the closure of the aforementioned private placement with no further subscriptions.

On January 25, 2016, we completed a non-brokered private placement involving the issuance of the equivalent of 800,000 units at a price of the equivalent of $0.25 per unit, with each unit consisting of one common share and one warrant to purchase one common share at a price of the equivalent of $0.40 per common share for a period of five years from the date of issuance.

On January 29, 2016, we voluntarily delisted our common shares from the OTCQX.

On March 30, 2016, we entered into a debt settlement agreement with Linx and Mr. Lee, the beneficial owner of Linx, pursuant to which, we agreed to issue the equivalent of 7,500,000 units to Mr. Lee, in satisfaction of $1,500,000 of indebtedness owed by us to Linx under the Credit Facility. Each unit consists of one common share and one warrant to purchase one common share at a price of the equivalent of $0.40 per common share for a period of five years from the date of issuance. We issued the aforementioned equivalent of 7,500,000 units on June 6, 2016.

On June 7, 2016, we completed the Share Consolidation.

On August 29, 2016, we completed a non-brokered private placement involving the issuance of the equivalent of 2,027,350 units at a price of the equivalent of $0.38 per unit for gross proceeds of $770,393. Each unit consisted of one common share and one-half of one common share purchase warrant, with each full purchase warrant entitling the holder thereof to purchase one common share at a price equivalent of $0.44 per common share for a period of five years from the date of issuance.

On September 22, 2016, we sold our 60% interest in the Okeover, copper-molybdenum project located in British Columbia, Canada to Lorraine Copper Corp. (which we refer to as “Lorraine”). Under the terms of the agreement, Lorraine issued 2,200,000 common shares of Lorraine (valued at

$0.08 per share) to us and assumed our $19,079 payment obligation to Eastfield Resources Ltd. under such parties’ existing joint venture agreement. We are additionally entitled to receive 30% of any payments or proceeds resulting from third party agreements related to the project entered into within five years of the date of the sale, up to a maximum amount of $1,000,000.

On January 13, 2017, we closed a non-brokered private placement involving the issuance of the equivalent of 499,990 units at a price of the equivalent of $0.30 per unit, with each unit consisting of one common share and one warrant to purchase one common share at a price of the equivalent of $0.40 per common share for a period of five years from the date of issuance.

On January 13, 2017, we entered into another debt settlement agreement with Linx and Mr. Lee, the beneficial owner of Linx, to settle most of the outstanding balance we owed to Linx under the Credit Facility. We agreed to issue the equivalent of 3,000,000 common shares of the Company to Mr. Lee, in satisfaction of $900,000 of indebtedness owed by us to Linx under the Credit Facility. Linx agreed to accrue and postpone the repayment of any principal, interest and fees due under the Credit Facility until the earlier of October 1, 2017, or such time as the Company is in a reasonable financial position to repay all or a portion of the amounts owing.

On February 10, 2017, we acquired the remaining 20% title interest held by Randsburg International Gold Corp. in the patented claims that comprise the Titan Project, and issued the equivalent of 200,000 common shares of the Company in consideration therefor.

On April 12, 2017, we closed a non-brokered private placement involving the issuance of the equivalent of 1,032,500 units at a price of the equivalent of $0.40 per unit, with each unit consisting of one common share and one warrant to purchase one common share at a price of the equivalent of $0.50 per common share for a period of five years from the date of issuance.

On June 22, 2017, we acquired through lease, the Gibellini Project, by paying USD$35,000 in cash to Janelle Dietrich, (whom we refer to as the “Gibellini Lessor”) with the intent to carry-out mining operations there. Under the mineral lease agreement, we agreed to lease the Gibellini mining claims by paying to the Gibellini Lessor, annual advance royalty payments which will be tied, based on an agreed formula (not to exceed USD$120,000 per year), to the average vanadium pentoxide price of the preceding year. Upon commencement of production, we intend to maintain our acquisition through lease of the Gibellini mining claims by paying to the Gibellini Lessor, a 2.5% net smelter return (which we refer to as “NSR”) until a total of USD$3 million is paid. Thereafter, the NSR will be reduced to 2% over the remaining life of the mine. All advance royalty payments made, will be deducted as credits against future production royalty payments. The lease is for a term of 10 years, which can be extended for an additional 10 years at our option. On April 23, 2018, we amended the mineral lease agreement to provide us with an option at any time during the term of the mineral lease agreement, to require the Gibellini Lessor to transfer her title over all of the leased Gibellini mining claims (excluding four claims which will be retained by the Gibellini Lessor and which contain minimal resources) to us in exchange for USD$1,000,000, to be paid as an advance royalty payment (we refer to this as the “Transfer Payment”). We received a credit of USD$99,027 towards the Transfer Payment upon signing of the amendment, with the remaining USD$900,973 portion of the Transfer Payment due and payable by us to the Gibellini Lessor upon completion of the transfer of the aforementioned claims from the Gibellini Lessor to us. The advance royalty obligation and production royalty will not be affected, reduced or relieved by the transfer of title.

On July 10, 2017, we acquired through lease, the Louie Hill group of claims in Nevada, USA, by paying USD$10,000 in cash to Richard A. McKay, Nancy M. Minoletti and Pamela S. Scutt (whom we refer to collectively as the “Louie Hill Lessors”) with the intent to carry out mining operations there. Under the mineral lease agreement, we will lease the Louie Hill group of claims by paying, to the Louie Hill Lessors, annual advance royalty payments which will be tied, based on an agreed formula (not to exceed USD$28,000 per year), to the average vanadium pentoxide price for the preceding year. Upon commencement of production, we intend to maintain our acquisition through lease of the Louie Hill group of claims by paying to the Louie Hill Lessors, a 2.5% NSR of which, 1.5% of the NSR may be purchased by us at any time for USD$1 million, leaving the total NSR to be reduced to 1% over the remaining life of the mine. All advance royalty payments made, will be deducted as credits against future production royalty payments. The lease is for a term of 10 years, which can be extended for an additional 10 years at our option.

On September 20 and October 16, 2017, we closed on the first and second tranches, respectively, of a non-brokered private placement, pursuant to which we issued a total of the equivalents of 7,845,460 units and 11,397,110 special warrants each, at a price of the equivalent of $0.35 per unit or special warrant. Each unit consisted of one common share and one-half of one share purchase warrant. Each whole warrant entitles the holder thereof to acquire one common share at a price equivalent of $0.40 and is exercisable for a period of three years from the date of issuance. Each Special Warrant was to be exercisable for one unit at no additional cost to the holder provided TSX and shareholder approval for the issuance was obtained within a specified time. On December 18, 2017, all the special warrants were converted into units.

On December 5, 2017, we announced we had significantly expanded the land position at our Gibellini Project by staking 198 new claims immediately adjacent to the Gibellini Project covering 4091 acres sufficient to enable future vanadium mining, processing and extraction.

Our common shares are listed for trading on the TSX under the symbol “PCY”, the OTCQX under the symbol “PRPCF” and the Frankfurt Stock Exchange under the symbol “1P2N”.

Important Events

On February 15, 2018, we acquired an additional 105 unpatented lode mining claims located adjacent to our existing Gibellini Project, through the acquisition of 1104002 B.C. Ltd. and its Nevada subsidiary, by paying a total of $335,661 in cash, settling $14,338 in debt and issuing the equivalent of 500,000 share purchase warrants to arm’s-length, private parties.

On February 27, 2018, we re-listed our common shares on the OTCQX, which began trading again under the symbol “PRPCF”.

On April 23, 2018, we announced an amendment to the Gibellini mineral lease agreement dated June 22, 2017, whereby we were granted the option to cause the Gibellini Lessor to transfer title to substantially all of the Gibellini mining claims to us in exchange for US$1,000,000, to be paid as an advance royalty payment.

On August 14, 2018, we closed the Company’s non-brokered private placement for gross proceeds of $1,137,197 through the issuance of 4,061,417 units of Prophecy. Each unit is comprised of one common share of the Company and one common share purchase warrant. Each warrant entitles the holder to purchase one additional common share of the Company at an exercise price of $0.40 for a period of three years from the closing of the first tranche of the placement.

On August 8, 2018, we completed the Forward Split.

On August 20, 2018, the Company secured water supply for the Gibellini Project’s construction and operation. The Company signed a 10-year water lease agreement (the “Agreement”) with the owner of a private ranch, located approximately 14.5 km from the Gibellini Project. The Agreement can be extended for any number of additional 7-year terms, not to exceed (with the primary term) a total of 99 years. Per the terms of the Agreement, the lessor has granted to Prophecy the rights to 805 acre-feet (approximately 262.4 million gallons) of water per year for the Gibellini Project, at a minimum flow rate of 500 gallons per minute from its year-round springs surface water stream.

On October 2, 2018, the Company signed a Memorandum of Agreement for voluntary cost recovery with the Bureau of Land Management Battle Mountain District office (who we refer to as “BLM”) to expedite Gibellini Project permitting efforts. Prophecy and the BLM agreed in principal to a fixed cost structure that will have Prophecy reimburse the BLM for the cost of all anticipated work for the BLM to complete its review of the Company’s submission of mine plan of operations and any updates to existing baseline studies.

On November 22, 2018, we closed a bought deal financing previously announced on November 1, 2018, which raised gross proceeds of $5,520,000. The Company entered into an agreement with BMO Nesbitt Burns Inc. (“BMO”), under which BMO agreed to buy on a bought deal basis 12,000,000 Shares, at a price of $0.46 per Share. The Shares were offered by way of a short form prospectus in each of the provinces and territories of Canada, except Québec. The Company incurred $560,576 in cash share issuance costs

On December 18, 2018, the Company announced that it selected M3 Engineering & Technology Corporation to provide engineering, procurement, construction and management services for its Gibellini Project in response to its Request for Proposal issued on August 15, 2018.

Subsequent to year end, on February 19, 2019, the Company announced that Gerald Panneton resigned as the President & Chief Executive Officer, and a director of the Company effective February 15, 2019. John Lee, Chairman and former Chief Executive Officer of the Company, was appointed to serve as Interim President & Chief Executive Officer.

On March 7, 2019, the Company announced the appointment of Michael Doolin as the Company’s Chief Operating Officer and interim Chief Executive Officer, effective April 1, 2019. In this role, Mr. Doolin will manage Prophecy’s worldwide operations while collaborating with Prophecy’s executive chairman John Lee on investor marketing, fundraising and the Company’s overall strategic direction. The Company also announced the resignation of Louis Dionne from the Board of Directors.

The Company made no capital divestitures during the past three fiscal years.

Currently, we do not have operating revenues, and we do not anticipate generating operating revenues during the fiscal year 2019. Our primary source of funds since inception has been through the issuance of equity. At December 31, 2018, the Company had cash flow of $5.3 million representing an increase of $1.2 million from $4.1 million held at December 31, 2017. The Company’s working capital at December 31, 2018 was a surplus of $3.8 million compared to working capital of $2.6 million at December 31, 2017. We will continue to seek capital through the issuance of equity, strategic alliances or joint ventures, and debt, of which the Company currently has none.

The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at: http://www.sec.gov. The Company’s Internet address is: https://www.prophecydev.com.

B.
Business Overview

We are an exploration stage company focusing on mining and energy projects in the United States, Canada, Bolivia and Mongolia. We are involved in two vanadium projects in North America including the Gibellini vanadium project which is comprised of the Gibellini and Louie Hill vanadium deposits and associated claims located in the State of Nevada, in the United States and the Titan vanadium-titanium-iron project comprised of the Titan vanadium-titanium-iron deposit and related claims located in the Province of Ontario, Canada. We also own a 100% interest in the Pulacayo project, a silver-lead-zinc property located in Bolivia. We also own a 100% interest in three coal properties in Mongolia: the Ulaan Ovoo Property, the Khavtgai Uul Property and the Chandgana Tal Property, in addition to the land use right and construction license for the Chandgana Power Plant Project. We do not currently consider our properties in Canada, Bolivia or Mongolia to be material properties.

Our principal business is the acquisition, exploration and development of mineral and energy projects. Our business strategy focus is to make our Gibellini Project the first operating primary vanadium mine in North America, offering the best quality vanadium pentoxide product that exceeds customer requirements in a variety of high-tech applications such as batteries and aerospace. We are also considering development of our Titan Project and the acquisition of other vanadium resources to augment Gibellini and position us as a major producer of vanadium.

The vanadium resources are part of a portfolio of projects we are building that, through their diversity of locations, commodities and products, reduces our exposure to adverse regulation and political climates and changes in specific commodity prices. A diverse portfolio of projects from which a variety of minerals are mined and sold provides multiple opportunities to maintain revenue and is one facet of our efforts to attain our ultimate objective of stable positive cash flow.

All of the properties in which we hold an interest are considered to be in the exploration stage only and do not contain a known body of commercial minerals. As of the date of this Annual Report, we have not commenced production at any of our properties, other than Ulaan Ovoo.

Principal Products, Markets and Marketing

At the moment, we are not in production and we do not produce any products or minerals. Based on the projects that we are developing, our possible future products may include, but will not be limited to, raw thermal coal, zinc-silver concentrate, lead-silver concentrate and vanadium pentoxide product.

We are working to bring Gibellini into production as soon as possible in order to address the supply-demand gap for vanadium projected to begin during 2018. The projected demand is largely driven by environmental-related actions by the Chinese government which is intensified by increasing demand for vanadium redox flow storage batteries. The supply-demand gap will affect all uses of vanadium including steel manufacture, high tech applications and large capacity vanadium redox flow batteries.

Our marketing efforts have mostly been in assessing the reasons and sources of demand, but we have also conducted concept-level negotiations for supplying Gibellini vanadium to traders and battery manufacturers. As the Gibellini Project develops and more reliable information concerning timing, volume and quality become available, we will increase our marketing efforts. We will be primarily competing with other mining projects that produce raw thermal coal, zinc-silver concentrate, lead-silver concentrate and vanadium pentoxide. Our possible principle markets for vanadium pentoxide product may be Europe and/or China. Below are the 5-year historical industry pricing charts, USD per lb., for the vanadium pentoxide flake, minimum 98% vanadium pentoxide content, delivered in China and Europe.

China Vanadium Pentoxide Flake Min 98% Price USD / lb
20.00
18.00
16.00
14.00
12.00
10.00
8.00
6.00
4.00
2.00
08/2013
11/2013
02/2014
05/2014
08/2014
11/2014
02/2015
05/2015
08/2015
11/2015
02/2016
05/2016
08/2016
11/2016
02/2017
05/2017
08/2017
11/2017
02/2018
05/2018
08/2018

Europe Vanadium Pentoxide Flake Min 98% Price USD / lb
20.00
18.00
16.00
14.00
12.00
10.00
8.00
6.00
4.00
2.00
08/2013
11/2013
02/2014
05/2014
08/2014
11/2014
02/2015
05/2015
08/2015
11/2015
02/2016
05/2016
08/2016
11/2016
02/2017
05/2017
08/2017
11/2017
02/2018
05/2018
08/2018

International mineral commodity pricing is generally established in US dollars and the competitive positioning between producers can be significantly affected by fluctuations in exchange rates. The competitiveness of mineral producers is significantly determined by the grade or quality of the deposit, production costs and transportation costs relative to other producers. Such costs are largely influenced by the location and nature of mineral deposits, mining and processing costs, transportation and port costs, currency exchange rates, operating and management skills, and differing taxation systems between countries.

Seasonality

The mining business is subject to mineral commodities price cycles. If the global economy stalls and commodity prices decline, as a consequence, a continuing period of lower prices could significantly affect the economic potential of our properties and result in us determining to cease work on or drop our interest in, some or all of our properties.

Sources and Availability of Raw Materials

All of the raw materials we require to carry on our business are available through normal supply or business contracting channels.

Economic Dependence

Our business is not substantially dependent on any one contract such as a property option agreement or a contract to sell the major part of our output.

Government Regulations

Our exploration and future development activities are subject to various national, state, provincial and local laws and regulations in the Unites States, Bolivia, Canada and Mongolia, which govern prospecting, development, mining, production, exports, taxes, labor standards, occupational health, waste disposal, protection of the environment, mine safety, hazardous substances and other matters.

Mining and exploration activities at our properties in North America are subject to various laws and regulations relating to the protection of the environment, such as the General Mining Law, U.S. federal Clean Water Act and the Nevada Water Pollution Control Law, both of which we discuss under the heading “Risk Factors” in this Annual Report. Although, we intend to comply with all existing environmental and mining laws and regulations, no assurance can be given that we will be in compliance with all applicable regulations or that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner that could limit or curtail development of our properties. Amendments to current laws and regulations governing exploration and development or more stringent implementation thereof could have a material adverse effect on our business and cause increases in exploration expenses or require delays or abandonment in the development of mining properties. In addition, we are required to expend significant resources to comply with numerous corporate governance and disclosure regulations and requirements adopted by U.S. federal and Canadian federal and provincial governments. These additional compliance costs and related diversion of the attention of management and key personnel could have a material adverse effect on our business.

Except as described in this Annual Report, we believe that we are in compliance in all material respects with applicable mining, health, safety and environmental statutes and regulations.

For a more detailed discussion of the various government laws and regulations in the United States applicable to our operations and the potential negative effects of such laws and regulations, see the section “Item 3.D. Risk Factors.”

C.
Organizational Structure

We have ten direct wholly-owned, one direct 98%-owned, and three indirect wholly-owned subsidiaries.

The chart below illustrates the inter-corporate relationships among us and our subsidiaries, the percentage of voting securities of such subsidiaries owned by us, and each subsidiary’s jurisdiction of incorporation as of the date of this Annual Report.

We hold mining and energy properties and projects through the following subsidiaries:

Subsidiary	Mining Properties and Projects
Vanadium Gibellini Company LLC	● Has claimed 209 lode mining claims that comprise a portion of the Gibellini Project in Nevada, including three of the 17 claims that comprise the expanded Louie Hill group of claims.
VC Exploration (US) Inc.	● 100% interest in 105 unpatented lode mining claims that comprise a portion of the Gibellini Project in Nevada.
912601 B.C. Ltd.	● 100% interest in the Titan vanadium-titanium-iron property located in the Province of Ontario, Canada.
Red Hill Mongolia LLC	● 100% interest in the Ulaan Ovoo coal property (the “Ulaan Ovoo Property”) located in Selenge province, Mongolia.
Subsidiary	Mining and Energy Properties and Projects
Chandgana Coal LLC
●
100% interest in the Chandgana Tal coal property (the “Chandgana Tal Property”) and Khavtgai Uul coal property (the “Khavtgai Uul Property”) located in Khentii province, Mongolia. We refer to the Chandgana Tal Property and the Khavtgai Uul Property collectively as the “Chandgana Project.”

Prophecy Power Generation LLC	● Holds the land use right and construction license for the Chandgana 600MW Coal-Fired Mine Mouth Power Plant project (the “Chandgana Power Plant Project”) planned in Khentii province, Mongolia.
ASC Bolivia LDC Sucursal Bolivia	● Holds the mining joint venture interest in the Pulacayo Paca silver-lead- zinc property (the “Pulacayo Project”) located in Quijarro province, Bolivia.

Additionally, we hold, through lease, the 40 unpatented lode mining claims that make up the Gibellini group of claims.

D.
Property, Plants and Equipment

General

Currently, we consider only the Gibellini Project to be material. We do not currently consider the Titan Project or any of our Bolivian or Mongolian properties to be material.

Portions of the following excerpts are based on the assumptions, qualifications and procedures set forth in the respective technical reports which, while not fully described herein, have been filed on SEDAR (available at www.sedar.ca) and EDGAR (www.sec.gov).

Please refer to the discussion under the heading “Cautionary Note Regarding Forward-Looking Statements” at the beginning of this Annual Report for important information concerning certain mining terms and descriptions of our mineral deposits used or contained in this section.

GIBELLINI PROJECT

The scientific and technical information in this section of the Annual Report relating to the Gibellini Project has been extracted or summarized from the technical report titled “Gibellini Vanadium Project, Eureka County, Nevada, NI 43-101 Technical Report on Preliminary Economic Assessment” with an effective date of May 29, 2018 (the “Gibellini Technical Report”). The Gibellini Technical Report was prepared by Kirk Hanson, P.E., Edward J.C. Orbock III, RM SME, Edwin Peralta, P.E., and Lynton Gormely, P.Eng., all of Amec Foster Wheeler E&C Services Inc. (“AMEC”).

The Gibellini Project discussion below includes the Gibellini and Louie Hill vanadium deposits, claims leased by us and claims held by our subsidiaries Vanadium Gibellini Company LLC and VC Exploration (US), Inc. located in the state of Nevada, USA.

Project Location

The Gibellini Project includes the Gibellini group of claims leased by the Company, the VC Exploration (US) Inc. group of claims and the Vanadium Gibellini Company LLC group of claims. Figure 1 below shows the location of the claims. On June 22, 2017, the Company acquired (through lease) the Gibellini group of claims which is located in Eureka County, Nevada, Unites States of America about 25 miles south of the town of Eureka. The Gibellini group of claims is comprised of 40 unpatented lode claims totaling approximately 771 acres. Under the mineral lease agreement, we leased the mining claims by committing to pay to the Gibellini Lessors, annual advance royalty payments which will be tied, based on an agreed formula (not to exceed USD$120,000 per year), to the average vanadium pentoxide price of the prior year. Upon commencement of production, we will maintain our acquisition through lease of the Gibellini mining claims by paying to the Gibellini Lessors, a 2.5% NSR until a total of USD$3 million is paid. Thereafter, the NSR will be reduced to 2% over the remaining life of the mine (and referred to thereafter, as “production royalty payments”). All advance royalty payments made, will be deducted as credits against future production royalty payments.

The lease is for a term of 10 years, which can be extended for an additional 10 years at our option. On April 23, 2018, we amended the mineral lease agreement to provide us with an option at any time during the term of the mineral lease agreement, to require the Gibellini Lessor to transfer her title over all of the leased Gibellini mining claims (excluding four claims which will be retained by the Gibellini Lessor and which contain minimal resource) to us in exchange for USD$1,000,000, to be paid as an advance royalty payment (the “Transfer Payment”). We were credited with USD$99,027 towards the Transfer Payment upon signing of the amendment, and the remaining USD$900,973 portion of the Transfer Payment will be due and payable by us to the Gibellini Lessor upon completion of the transfer of the aforementioned claims from the Gibellini Lessor to us. The advance royalty obligation and production royalty payments will not be affected, reduced or relieved by the transfer of title. The Gibellini group of claims were previously leased to American Vanadium US Inc., which lease expired on February 29, 2016.

On July 13, 2017, we acquired (through lease) 10 unpatented lode claims totaling approximately 207 gross acres that formerly comprised the Louie Hill group of claims located approximately 500 meters south of the Gibellini group of claims. These claims were subsequently abandoned by the holders, and on March 11, 2018 and March 12, 2018, the Company’s wholly owned US subsidiaries, Vanadium Gibellini Company LLC and VC Exploration (US) Inc., staked the area within and under 17 new claims totaling approximately 340 gross acres which now collectively comprise the expanded Louie Hill group of claims. We believe opportunities exist to further expand the project beyond its current definition.

On December 5, 2017, we expanded the land position at the Gibellini Project, by staking a total of 198 new claims immediately adjacent to the Gibellini Project covering 4091 acres that are sufficient to enable future vanadium mining, processing and extraction.

On October 22, 2018, the Company entered into a royalty agreement (the “Royalty Agreement”) with the Former Louie Hill Lessors to replace on substantially similar terms, the former Louie Hill Mineral Lease Agreement dated July 10, 2017, wherein Prophecy will pay an advance royalty and a net smelter royalty on vanadium pentoxide produced from the area of the 10 unpatented lode claims originally acquired through lease from the Former Louie Hill Lessors that is now contained within 17 lode claims since staked by the Company’s subsidiaries. The annual advance royalty payments will be tied, based on an agreed formula (the total amount not to exceed USD$28,000 per year), to the average vanadium pentoxide price for the prior year.

Upon commencement of production, Prophecy will pay to the Former Louie Hill Lessors, a 2.5% NSR of which, 1.5% of the NSR may be purchased at any time by Prophecy for USD$1 million, leaving the total NSR to be reduced to 1% over the remaining life of the mine (and referred to thereafter, as “Production Royalty Payments”). All advance royalty payments made, will be deducted as credits against future Production Royalty Payments. The Royalty Agreement shall be for an indefinite period and shall be valid and in full force and effect for as long as the Company, its subsidiaries, or any of their permitted successors or assigns holds a valid and enforceable mining concession over the area.

The expanded Louie Hill group of claims is located in the same formation and lithologic units as the Gibellini group of claims. The general geology in this area is considered to be similar to the Gibellini group of claims.

The VC Exploration group of claims include 105 lode claims that were acquired indirectly by Prophecy through the indirect acquisition of VC Exploration (US), Inc. in early 2018. The Vanadium Gibellini Company group of claims consist of 209 lode claims staked by Vanadium Gibellini Company LLC in late 2017 and early 2018.

All the aforementioned claims are located in Eureka County, Nevada, Unites States of America about 25 miles south of the town of Eureka and are easily accessed by a paved road transitioning to a graded, gravel road extending south from US Highway 50.

The Gibellini Project is without known reserves and is exploratory in nature.

History

Work completed on the Gibellini Project prior to our involvement was undertaken by a number of companies, including the Nevada Bureau of Mines and Geology (NBMG, 1946), Terteling & Sons (1964–1965), Atlas and TransWorld Resources (1969), Noranda (1972–1975), and Inter- Globe (1989). Rocky Mountain Resources (RMP), later renamed to American Vanadium, conducted work from 2006–2011.

The Nevada Bureau of Mines and Geology completed four core holes in 1946. Work in the period 1964–1989 comprised rotary drilling, trenching, mapping, metallurgical testing, and mineral resource estimation. From 2006 to 2011, work programs included review of existing data, geological mapping, an XRF survey, reverse circulation (RC) and core drilling, additional metallurgical test work, and Mineral Resource estimation. A preliminary assessment was completed in 2008 and a feasibility study was commissioned in late 2010. Both studies were based on the Gibellini deposit and did not include the Louie Hill deposit. We do not consider these studies to be current and are considered historic under the guidelines of NI 43-101.

Resources

On May 29, 2018, we received the Gibellini Technical Report providing an updated the resource on the Gibellini Project.

Gibellini Deposit

The Gibellini Technical Report disclosed an estimated 7.94 million tons at a weighted average grade of 0.314% vanadium pentoxide (V2O5) in the Measured category and 15.02 million tons at a weighted average grade of 0.271% V2O5 in the Indicated category leading to a total combined Measured and Indicated Mineral Resource of 22.95 million tons at a weighted average grade of 0.286% V2O5. Total contained metal content of the Measured and Indicated Mineral Resources is 131.34 million pounds V2O5. The Inferred Mineral Resource estimate is 14.97 million tons at a weighted average grade of 0.175% V2O5. The total contained metal content of the Inferred Mineral Resource estimate is 52.30 million pounds V2O5. The table below contains a summary of the Gibellini deposit resource estimate:

Confidence Category	Domain	Cut-offV2O5 (%)	Tons(Mt)	GradeV2O5(%)	ContainedV2O5 (Mlb)

Measured	Oxide	0.101	3.96	0.251	$19.87
Transition		0.086	3.98	0.377	29.98
Indicated	Oxide	0.101	7.83	0.222	34.76
Transition		0.086	7.19	0.325	46.73
Total Measured and Indicated			22.95	0.286	131.34
Oxide		0.101	0.16	0.170	0.55
Inferred	Transition	0.086	0.01	0.180	0.03
Reduced		0.116	14.80	0.175	51.72
Total Inferred			14.97	0.175	52.30

Notes to accompany Mineral Resource table for Gibellini:

1. The Qualified Person for the estimate is Mr. E.J.C. Orbock III, RM SME. The Mineral Resources have an effective date of May 29, 2018.
2. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
3. Mineral Resources are reported at various cut-off grades for oxide, transition, and reduced material.
4. Mineral Resources are reported within a conceptual pit shell that uses the following assumptions: Mineral Resource V2O5 price: $14.64/lb; mining cost: $2.21/ton mined; process cost: $13.62/ton; general and administrative (G&A) cost: $0.99/ton processed; metallurgical recovery assumptions of 60% for oxide material, 70% for transition material and 52% for reduced material; tonnage factors of 16.86 ft3/ton for oxide material, 16.35 ft3/ton for transition material and 14.18 ft3/ton for reduced material; royalty: 2.5% NSR; shipping and conversion costs: $0.37/lb. An overall 40º pit slope angle assumption was used.

5. Rounding as required by reporting guidelines may result in apparent summation differences between tons, grade and contained metal content. Tonnage and grade measurements are in US units. Grades are reported in percentages.

Louie Hill Deposit

The Louie Hill deposit lies approximately 1,600 ft south of the Gibellini deposit.

The Gibellini Technical Report provides an Inferred Mineral Resource of 7.52 million tons at a weighted average grade of 0.276% vanadium pentoxide (V2O5). The oxidation domains were not modeled. The total contained metal content of the estimate is 41.49 million pounds V2O5. The table below summarizes the Louie Hill deposit resource estimate:

ConfidenceCategory	Cut-offV2O5 (%)	Tons(Mt)	GradeV2O5 (%)	ContainedV2O5 (Mlb)
Inferred	0.101	7.52	0.276	41.49

Notes to accompany Mineral Resource table for Louie Hill:

1. The Qualified Person for the estimate is Mr. E.J.C. Orbock III, RM SME. The Mineral Resources have an effective date of May 29, 2018. The resource model was prepared by Mr. Mark Hertel, RM SME.
2. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
3. Oxidation state was not modeled.
4. Mineral Resources are reported within a conceptual pit shell that uses the following assumptions: Mineral Resource V2O5 price: $14.64/lb; mining cost: $2.21/ton mined; process cost: $13.62/ton; general and administrative (G&A) cost: $0.99/ton processed; metallurgical recovery assumptions of 60% for mineralized material; tonnage factors of 16.86 ft3/ton for mineralized material, royalty: 2.5% NSR; shipping and conversion costs: $0.37/lb. For the purposes of the resource estimate, an overall 40º slope angle assumption was used.

5. Rounding as required by reporting guidelines may result in apparent summation differences between tons, grade and contained metal content. Tonnage and grade measurements are in US units. Grades are reported in percentages.

A total of 280 drill holes (about 51,265 ft) have been completed on the Gibellini Project since 1946, comprising 16 core holes (4,046 ft), 169 rotary drill holes (25,077 ft; note not all drill holes have footages recorded) and 95 reverse circulation holes (22,142 ft).

The vanadium-host shale unit ranges from 175 to over 300 ft thick and overlies gray mudstone. The shale has been oxidized to various hues of yellow and orange to a depth of 100 ft. Alteration (oxidation) of the rocks is classified as one of three oxide codes: oxidized, transitional, and reduced.

No significant work has been conducted on the Gibellini Project since 2011. Some minor prospecting was completed in October 2018, We have completed no trenching or drilling activities since the Gibellini Project acquisition.

The power supply for the Gibellini Project site is assumed to be at 24.9 kV and will supplied from a planned substation to be located near Fish Creek Ranch. This substation will tap and step-down the 69kV supply carried by the line to the Pan Mine to 24.9kV and place it on a line to the Gibellini Project. Negotiations with the power utility, Mt. Wheeler Power, would need to be undertaken to secure any future power supply contract and transmission line to the site.

Summary of Geological Setting and Mineralization

Regional Geology

The Gibellini property occurs on the east flank of the southern part of the Fish Creek Range. The southern part of the Fish Creek Range, consists primarily of Paleozoic sedimentary rocks of Ordovician to Mississippian Age of the eastern carbonate, western siliceous, and overlap assemblages. Tertiary volcanic rocks crop out along the eastern edge of the range and Tertiary to Quaternary sedimentary rocks and alluvium bound the range to the west and east in the Antelope and Little Smoky valleys, respectively. North to northeast-trending faults dominate in the region, particularly along the eastern range front.

The Gibellini property lies within the Fish Creek Mining District. The limestone hosted Gibellini Manganese-Nickel mine and the Gibellini and Louie Hill black-shale hosted vanadium deposits are the most significant deposits in the district, and all occur within the Gibellini property boundary. The Bisoni-McKay black-shale hosted vanadium deposit occurs several miles south of the Gibellini property. A fluorite–beryl prospect and silver–lead–zinc vein mines with minor production are also reported to occur in the district.

Project Geology

The Gibellini deposit occurs within an allocthonous fault wedge of organic-rich siliceous mudstone, siltstone, and chert, which forms a northwest trending prominent ridge. These rocks are mapped as the Gibellini facies of the Woodruff Formation of Devonian Age (Desborough et al., 1984). These rocks are described by Noranda as thin-bedded shales, very fissile and highly folded, distorted and fractured (Condon, 1975). In general, the beds strike north-northwest and dip from 15 to 50° to the west. Outcrops of the shale are scarce except for along road cuts and trenches. The black shale unit which hosts the vanadium resource is from 175 ft to over 300 ft thick and overlies gray mudstone. The shale has been oxidized to various hues of yellow and orange up to a depth of 100 ft.

The Woodruff Formation is interpreted to have been deposited as eugeosynclinal rocks (western assemblage) in western Nevada that have been thrust eastward over miogeosynclinal rocks (eastern assemblage) during the Antler Orogeny in late Devonian time.

The Gibellini facies is structurally underlain by the Bisoni facies of the Woodruff Formation. The Bisoni unit consists of dolomitic or argillaceous siltstone, siliceous mudstone, chert, and lesser limestone and sandstone (Desborough and others, 1984).

Structurally underlying the Woodruff Formation are the coarse clastic rocks of the Antelope Range Formation. These rocks are interpreted to have been deposited during the Antler Orogeny and are attributed to the overlap assemblage.

The Louie Hill deposit is located in the same formation and lithologic units as the Gibellini deposit. The general geology in this area is thought to be similar to the Gibellini deposit area.

The ridge on which the Gibellini Manganese-Nickel mine (Niganz mine) lies is underlain by yellowish-gray, fine-grained limestone. This limestone is well bedded with beds averaging 2 ft thick. A fossiliferous horizon containing abundant Bryozoa crops out on the ridge about 100 ft higher than the mine. The lithologic and faunal evidence suggest that this unit is part of the Upper Devonian Nevada Limestone. Beds strike at N18E to N32W and dip at 18 degrees to 22 degrees west. The manganese–nickel mineralization occurs within this unit. Alluvium up to 10 ft thick overlies part of the area, and is composed mostly of limy detritus from the high ridge north of the mine. Minor faulting has taken place in the limestone near the

Deposit Descriptions

Gibellini Deposit

The Gibellini deposit occurs within organic-rich siliceous mudstone, siltstone, and chert of the Gibellini facies of the Devonian Age Woodruff Formation.

In general, the beds strike north-northwest and dip from 15º to 50º to the west. The black shale unit which hosts the vanadium Mineral Resource is from 175 ft to over 300 ft thick and overlies gray mudstone of the Bisoni facies. The shale has been oxidized to various hues of yellow and orange up to a depth of 100 ft.

Alteration (oxidation) of the rocks is classified as one of three oxide codes: oxidized, transitional, and reduced. Vanadium grade changes across these boundaries. The transitional zone reports the highest average grades and RMP geologists interpreted this zone to have been upgraded by supergene processes.

Louie Hill

The Louie Hill deposit lies approximately 500 m south of the Gibellini deposit, being separated from the latter by a prominent drainage. Mineralization at Louie Hill is hosted by organic-rich siliceous mudstone, siltstone, and chert of the Gibellini facies of the Devonian Woodruff Formation and probably represents a dissected piece of the same allochthonous fault wedge containing the Gibellini deposit.

Mineralized beds cropping out on Louie Hill are often contorted and shattered but in general strike in a north–south direction, and dip to the west 0 to 40º.

Rocks underlying the Louie Hill Deposit consist of mudstone, siltstone and fine-grained sandstone probably of Mississippian age (Webb and/or Chainman Formations).

Oxidation of the mineralized rocks has produced light-colored material with local red and yellow bands of concentrated vanadium minerals.

Recent Activities

In December 2017, we significantly expanded the land position at the Gibellini Project by staking 198 new claims immediately adjacent to the Gibellini Project covering 4091 acres that are sufficient to enable future vanadium mining, processing and extraction. On February 15, 2018, the Company indirectly acquired an additional 105 unpatented lode mining claims located adjacent to its existing Gibellini claims through the indirect acquisition of VC Exploration (US) Inc.

During the year ended December 31, 2018, we incurred total costs of $2,727,759 (2017 - $490,3556) for the Gibellini Project including $425,605 (2017 - $58,790) for claims acquisition cost, $387,149 (2017 - $74,876) for claims registration, royalties, and annual maintenance, $1,509,587 (2017 – 272,620) for geological services, and $831,023 (2017 - $ 84,070) for general and administrative expenses.

On March 26, 2019, we announced vanadium assay results from the Company’s Fall 2018 exploration reconnaissance program on the Gibellini Project. The 155 assays are taken from three prospective exploration areas all within 5km to existing Gibellini vanadium NI43-101 compliant resource pit outline whereat 49.9 million lbs measured and 81.5 million lbs indicated vanadium resource have already been identified (see Company’s press release dated May 29th, 2018). Surface grab samples assay as high as 2% vanadium pentoxide (V2O5) and 75 samples (48% of total 155) have V2O5 grades greater than the Gibellini deposit’s cut-off grade of 0.101% V2O5 at $12.5/lb V2O5; V2O5 currently trades at approximately $16/lb.

The high vanadium assay results along the 5-kilometer northeast-southwest trend which line-up the Northeast Prospect, through Gibellini Hill, Louie Hill, Middle Earth Prospect, and Big Sky Prospect providing an indication of potential and possibly significant future expansion of vanadium mineralization along this corridor.

 Detailed maps are available at www.prophecydev.com

Big Sky Prospect (300m by 50m)
The Big Sky prospect occurs 3.1 km southwest of the Gibellini Hill measured and indicated resource and 1.8 km southwest of Louie Hill inferred resource. A total of 62 samples were taken, of which 40% (n=25) returned assays greater than Gibellini cut-off grade. Sixteen (16) samples returned assays >0.200 V2O5. The distribution of samples occur along a 300 meter exposure of the Woodruff Formation. Assays showing >0.200 V2O5 are shown in the table below.

V2O5% grab sample assay results at Big Sky prospect for samples with >0.200%

SAMPLE ID	Prospect	V2O5%
301910	Big Sky	0.261
301913	Big Sky	0.223
301915	Big Sky	0.346
301916	Big Sky	0.400
301918	Big Sky	0.712
301920	Big Sky	0.264
301926	Big Sky	0.580
301927	Big Sky	2.008
301928	Big Sky	0.848
301944	Big Sky	0.264
301946	Big Sky	0.280
301947	Big Sky	0.218
301950	Big Sky	0.261
302050	Big Sky	0.214
302054	Big Sky	0.787
302055	Big Sky	1.982

 Middle Earth Prospect (200m by 70m)
The Middle Earth prospect occurs 1.7 km southeast of the Gibellini Hill deposit and 300 meters south of the Louie Hill deposit. A total of 50 samples were collected of which 68% (n=34) returned assays >0.101% V2O5 or the Gibellini cut-off grade. Twenty-seven (27) samples returned assays >0.200 V2O5. The samples are distributed over 3 road cuts of exposed Woodruff Formation making up a 200 meter by 70-meter areal footprint. Assays showing >0.200 V2O5 are shown in the table below.

V2O5% grab sample assay results at Middle Earth prospect for samples with >0.200%

SAMPLE ID	Prospect	V2O5%
301951	Middle Earth	0.350
301952	Middle Earth	0.482
301968	Middle Earth	0.628
301969	Middle Earth	0.605
301970	Middle Earth	0.634
301972	Middle Earth	0.252
301973	Middle Earth	0.687
301974	Middle Earth	0.470
301975	Middle Earth	0.612
301976	Middle Earth	0.637
301978	Middle Earth	0.559
301979	Middle Earth	0.557
301980	Middle Earth	0.259
301981	Middle Earth	0.405
301983	Middle Earth	0.255
301984	Middle Earth	0.303
301985	Middle Earth	0.434
301987	Middle Earth	0.291
301988	Middle Earth	1.294
301989	Middle Earth	0.261
301991	Middle Earth	0.314
301992	Middle Earth	0.457
301993	Middle Earth	0.380
301995	Middle Earth	0.302
301998	Middle Earth	0.539
301999	Middle Earth	0.618
302000	Middle Earth	0.532

 Northeast Trench Prospect (500m by 300m)
The Northeast Trench prospect occurs 1.2 km northeast of the Gibellini Hill deposit and 2.5 km northeast of the Louie Hill deposit. A total of 43 samples were collected of which 37% (n=16) returned assays >0.101% V2O5 or the Gibellini cut-off grade. Three (3) samples returned assays >0.200 V2O5. The samples are distributed through road cuts (“trenches”) and dry gulches of exposed Woodruff Formation making up a 500 meter by 350-meter areal footprint. The exposure at the Northeast Trench is greatly obscured by colluvium material however the extent where it is exposed might indicate a large volume of Woodruff Formation yet to be explored. Assays showing >0.200 V2O5 are shown in the table below.

V2O5% grab sample assay results at Northeast Trench prospect for samples with >0.200%

SAMPLE ID	Prospect	V2O5%
302004	NE Trench	0.239
302005	NE Trench	0.380
302016	NE Trench	0.303

Planned Activities

Prophecy intends to advance the Gibellini Project through the permitting process in cooperation with the BLM, and to that end Prophecy submitted its Management’s Plan of Operations (which we refer to as “MPO”) and associated baseline studies to the BLM. Prophecy is currently working with the BLM to update all previous, and add all necessary, baseline studies. Upon acceptance of the baseline studies, MPO, and environmental report by the BLM, Prophecy expects to trigger a Notice of Intent in 2019 by the BLM, to prepare an Environmental Impact Assessment for the Gibellini project.

Prophecy continues with its engineering, procurement, and construction management (which we refer to as “EPCM”) work and expects Phase 1 of the EPCM, updating basic engineering design, to be completed by 2020; Phase 2, equipment procurement and detailed engineering design, to be completed in 2021; Phase 3, facilities construction, to start in 2021 and be completed in 2022 with the Gibellini Project wet commissioning expected to be in 2022.

The Company is considering various possibilities to finance the capital costs for construction including vanadium product off-takers, equity, debt, and prepaid offtake financing. The Company intends to spend the available funds as set forth above based on annual budgets approved by the Board of Directors consistent with established internal control guidelines, and programs recommended in the Gibellini PEA. However, there may be circumstances where, for sound business reasons, a reallocation of the net proceeds may be necessary. The actual amount that the Company spends in connection with each of the intended uses of proceeds may vary significantly from the amounts specified above and will depend on a number of factors, including those referred to under “Risk Factors”.

Non Material Properties

Pulacayo Project, Bolivia

On January 2, 2015, pursuant to the terms of the acquisition agreement entered into between the Company and Apogee Silver Ltd. Prophecy acquired the Pulacayo Project in Bolivia through the acquisition of the issued and outstanding shares of ASC Holdings Limited and ASC Bolivia LDC, which together, hold the issued and outstanding shares of ASC Bolivia LDC Sucursal Bolivia. ASC Bolivia LDC Sucursal Bolivia controls the mining rights to the concessions through a separate joint venture agreement with the Pulacayo Ltda. Mining Cooperative who hold the mining rights through a lease agreement with state owned Mining Corporation of Bolivia, COMIBOL.

The Pulacayo Project comprises seven concessions covering an area of approximately 3,550 hectares of contiguous mining concessions centered on the historical Pulacayo mine and town site. The Pulacayo Project is located 18 km east of the town of Uyuni in the Department of Potosi in southwestern Bolivia. It is located 460 km south-southeast of the national capital of La Paz and 150 km southwest of the city of Potosi, which is the administrative capital of the department The Pulacayo Project is fully permitted with secured social licenses for mining.

On November 22, 2017, the Company received an independent technical report with an effective date of October 20, 2017 titled “Updated Mineral Resource Estimate and Technical Report for the Pulacayo Project” (the “Pulacayo Report”), prepared by Mercator. The Pulacayo Report has been filed under the Company’s SEDAR profile at www.SEDAR.com.

During the year ended December 31, 2018, the Company determined there were several indicators of potential impairment of the carrying value of the Pulacayo Paca property including change in the Company primary focus to Gibellini Project. While management believes that Pulacayo Project is a property of merit and warrants continued development, a write down in accordance with IFRS 6 Exploration for and Evaluation of Mineral Resources and IAS 36, Impairment of Assets of $13,708,200 of previously capitalized deferred exploration costs to $nil and an impairment charge of $335,181 on the Pulacayo mining equipment has been recognized.  This non-cash accounting charge does not impact the Company’s financial liquidity, or any future operations and management believes the adjustment to the book value of this long-lived asset more accurately reflects the Company’s current market capitalization.

Coal Projects

Ulaan Ovoo Coal Property, Mongolia

The Company acquired a 100 % interest in the Ulaan Ovoo property located in the territory of Tushig soum of Selenge aimag (province) in Northern Mongolia in 2010 from a private Mongolian company. On November 9, 2010, Prophecy received the final permit to commence mining operations at the Ulaan Ovoo Property. The focus of the Ulaan Ovoo PFS was for the development of low ash coal reserves in the form of a starter pit. During 2014, the Company faced challenges, such as significant dewatering of the resource, lack of demand, depressed coal sales prices, and higher than expected operating/transportation costs, resulting in limited production throughout the period. Pit dewatering has become a significant impediment to achieving consistent production, especially following mine standby during the periods of low market demand. The mine was placed on standby in Spring 2014 but continued coal loading and sales from the existing stockpiles. Due to the lack of sustained production, management has not sufficiently tested the mine plant and equipment to conclude that the mine has reached the commercial production stage. During the beginning of 2015, due to minimal increase in coal prices and decreased demand because of a mild winter, the Company decided to maintain the operations on standby though coal loading and sales from existing stockpiles continued to customers. The Company decided to sell the mining equipment to generate cash so that operations may continue.

In April 2015, the Company, through its wholly-owned subsidiary, Red Hill, entered into a purchase agreement with an arm’s-length party in Mongolia to sell substantially all of its mining and transportation equipment at the Company’s Ulaan Ovoo mine for total proceeds of approximately $2.34 million. The sale of equipment was completed in June 2015. Total proceeds (including the sale of equipment to other arm’s-length parties) amounted to $2.9 million in cash. The Ulaan Ovoo property ceased pre-commercial operations in June 2015, The Company continued to maintain the Ulaan Ovoo operations on standby incurring minimal general and administrative costs.

On October 16, 2018, the Company executed a lease agreement (the “Lease”) with an arms-length private Mongolian company (the “Lessee”) whereby the Lessee plans to perform mining operations at Ulaan Ovoo coal mine and will pay Prophecy USD2.00 (the “Production Royalty”) for every tonne of coal shipped from the Ulaan Ovoo site premises. The Lessee paid Prophecy USD100,000 in cash, as a non-refundable advance royalty payment and is preparing, at its own and sole expense, to restart and operate the Ulaan Ovoo mine with its own equipment, supplies, housing and crew. The Lessee will pay all government taxes and royalties related to its proposed mining operation. The Lease is valid for 3 years with an annual advance royalty payment (“ARP”) for the first year of USD100,000 which was due and paid upon signing, and USD150,000 and USD200,000 due on the 1st and 2nd anniversary of the Lease, respectively. The ARP can be credited towards the USD2.00 per tonne Production Royalty payments to be made to Prophecy as the Lessee starts to sell Ulaan Ovoo coal. The 3-year Lease can be extended upon mutual agreement. Since the signing of the Lease, the Lessee has spent approximately $700,000 on supplies, housing and crew and restarted Ulaan Ovoo mine with its own equipment in March 2018 reporting approximately 21,000 tonnes of coal production and sales. Lessee plans to start double shifts in April to meet demand.

Chandgana Project, Mongolia

The Chandgana Project consist of the Chandgana Tal property and the Khavtgai Uul property (formerly named Chandgana Khavtgai) which are within nine kilometres of each other in the Nyalga Coal Basin in east central Mongolia and approximately 280 kilometres east of Ulaanbaatar. On November 22, 2006 Prophecy (then Red Hill Energy Inc.) entered into a letter agreement with a private Mongolian company that set out the terms to acquire a 100% interest in the Chandgana Tal property. On August 7, 2007, Prophecy (then Red Hill Energy Inc.) entered into a letter agreement with another private Mongolian company that set out the terms to acquire a 100% interest in the Khavtgai Uul property. Under the terms of the Chandgana Khavtgai agreement, Prophecy paid a total of USD570,000. On February 8, 2011, Prophecy received a full mining license from the Mineral Resources Authority of Mongolia for the Chandgana Tal property. The license can be updated to allow mining of 3.5 million tonnes per year to meet the demand of the Chandgana Power Plant within 90 days.

During 2007, Prophecy performed geologic mapping, drilling and geophysical surveys of the Chandgana Tal and Khavtgai Uul properties. During June, 2010, Prophecy completed a 13 drill hole, 2,373 metre resource expansion drilling program on the Khavtgai Uul property, including 1,070 metres of core drilling, and five lines of seismic geophysical survey for a total of 7.4 line kilometres. Prophecy completed a 15 drill hole program during June-July 2011 to better define the coal resource of the Chandgana Tal licenses.

The Chandgana Tal property has been mined previously and occasionally during the Company’s tenure to meet local demand. The Company decided not to mine during the 2017-2018 heating season because of insufficient demand. A dry lake was determined by the Ministry of Environment to overlap onto one of the Chandgana Tal licenses as determined under the Mongolian Law to Prohibit Mineral Exploration and Mining Operations at Headwaters of Rivers, Protected Zones of Water Reservoirs and Forested Areas (the “Long Named Law”) but was resolved without loss to the Company. The Khavtgai Uul property has never been mined. The Ministry of Environment determined that a dry lake overlapped the Khavtgai Uul license as defined under the Long Named Law. This was resolved by removing the lake area from the license while not affecting the coal resource and mineability. The Company will continue to monitor the developments and ensure that it follows the necessary steps in the Amended Law on Implementation to secure its operations and licenses and is fully compliant with Mongolian law.

During 2017, preparatory work to convert the Khavtgai Uul exploration license to a mining license was completed. The Company engaged a contractor to prepare the required documents to convert the license to a mining license under which the right to explore is permanent. In 2017, as preparatory work to convert the Khavtgai Uul exploration license to a mining license necessary laboratory analysis work was done such as coal chemical, mineral and element analysis of duplicates of coal samples taken as a result of drilling work in past years as well as radiation analysis of coal ash. A report describing the results of geological and exploration work completed during 2017 was delivered to Geological division of Mineral Resources and Petroleum Authority of Mongolia (the former Mineral Resources Authority of Mongolia (MRAM)). Based on previous years of work a report of the reserves of the licensed area was prepared, and an official letter requesting an expert be appointed were submitted to the Mineral Resources Professional Council in January 2018.

During 2017 activities for the Chandgana Tal project included payment of license fees and environmental sampling and reporting. No exploration was completed on the Chandgana Tal licenses. The Company assessed the local market for coal and found there was not sufficient demand to warrant mining during the 2017-2018 heating seasons. Thus, the annual mining and environmental plans were not filed.

During the year ended December 31, 2017, the Company determined there were several indicators of potential impairment of the carrying value of the Chandgana Project. The indicators of potential impairment were as follows:

●
a decreased coal demand from local customers;
●
no positive decision from the Mongolian Government to construct the Chandgana Power Plant;
●
no further exploration for evaluation in the area planned; and
●
a change in the Company’s primary business focus to the Gibellini Project.

As result, in accordance with IFRS 6, Exploration for and Evaluation of Mineral Resources and IAS 36, Impairment of Assets, at December 31, 2017, the Company assessed the recoverable amount of the Chandgana Project deferred exploration costs and determined that its value in use is $Nil. As at December 31, 2017, the recoverable amount of $Nil resulted in an impairment charge of $14,733,067 against the value of the deferred exploration costs, which was reflected on the consolidated statement of operations.

For the Khavtgai Uul project, the Company intends to continue with work to convert the license to a mining license and complete the requirements to maintain the license. For the Chandgana Tal project, the Company intends to discuss the need to update the detailed environmental impact assessment and mining feasibility study with the relevant ministries and complete the requirements to maintain the licenses.

ITEM 4A.
UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.
OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of the financial condition, changes in financial condition and results of operations of the Company should be read in conjunction with our consolidated financial statements and related notes included in this Annual Report. The discussion contains forward-looking information (as previously defined) which are subject to numerous risks and uncertainties, as more fully described elsewhere in this Annual Report under the heading “Cautionary Note Regarding Forward-Looking Statements.”

A.
Operating Results

Year Ended December 31, 2018 compared with Year Ended December 31, 2017.

We reported a net loss of $18.2 million ($0.23 loss per share) for the year ended December 31, 2018, which represents a decreased loss of $0.4 million when compared to the same period in 2017 ($0.33 loss per share). The decrease in net loss was primarily due to lesser impairment charges of 14.5 million (2017 -$15.1 million) mostly attributable to our non-core Bolivian property.

Our annual operating expenses increased to $3.3 million in the fiscal year 2018 compared to $2.4 million in the fiscal year 2017.

The increase by $0.9 million in operating expenses during the fiscal year 2018 compared to the fiscal year 2017 was a result of the overall increased activity levels of the Company related to the acquisition of vanadium properties in Nevada and equity financings. Notably our advertising and promotion expenses increased by $369,718 due to increased promotion efforts in the US and Europe to raise market awareness and to raise equity financing. The Company incurred higher marketing costs because the Company is working with the financial community to make its project known. Investor relations remains a priority due to the ongoing need to attract investment capital.

Our consulting and management fees decreased by $496,002 in the year 2018 compared to the year 2017. The Company significantly reduced external consulting services used during the fiscal year 2017 related to acquiring the Gibellini Project and hiring Skanderbeg Capital Advisors Inc. to explore and evaluate strategic alternatives. The amount of this decrease was partially offset by a higher amount of internal consulting expenses due to hiring a new Vice-President, Exploration and restored the Company interim CEO previously reduced fees.

Our general and administrative costs comprising head office costs including salaries, directors’ fees, insurance and costs related to maintaining the Company’s exchange listings and complying with securities regulations. General and administrative expenses increased by 721,988 in the fiscal year 2018 compared to the fiscal year 2017. The increase was the result of increased salaries due to hiring a new President and CEO and restoring salaries for officers of the Company, increased stock exchange and shareholders’ services due to increased financing activities.

Our professional fees increased by $233,972. The increase was mainly due to increased legal, accounting and audit services related to the Gibellini Project activities and the recently completed bought deal financing.

Our travel and accommodation expenses increased by $133,029. The Company incurred additional travel expenses as it actively pursued the Gibellini Project moving toward production. Additionally, non-cash share-based expenses decreased in the fiscal year 2018 by $45,687 compared to the fiscal year 2017 due to the decrease in the number of options earned during the fiscal year 2018. The Company uses the fair value method of accounting for stock options granted to directors, officers, employees and consultants whereby the fair value of all stock options granted is recorded as a charge to operations over the period from the grant date to the vesting date of the option. The fair value of common share options granted is estimated on the date of grant using the Black-Scholes option pricing model.

For the year ended December 31, 2018, we incurred other expenses classified as “Other Items” amounting to $14,886,085 compared to $16,211,616 for the fiscal year 2017. The decrease by $1,325,531 in the fiscal year 2018 is the net result of changes to a number of the following items: costs in excess of recovered coal for Ulaan Ovoo decreased by $14,852 due to changes at Ulaan Ovoo coal mine in Mongolia related to a lease agreement with an arms-length private Mongolian company which plans to perform mining operations at Ulaan Ovoo mine in the first fiscal quater 2019 with its own equipment and resources; foreign exchange loss increased by $224,199 due to fluctuations in the value of the Canadian dollar compared to the United States dollar, Bolivian Boliviano and Mongolian Tugrik;we recorded a total of $13,994,970 impairment charges on our non-core Pulacayo property and Chandgana Coal property incurred expenses, an impairment charge of $425,925 on Bolivian mining equipment, and impairment charges of $26,234 and $21,004 on prepaid expenses and receivables respectively;we sold 2.7 million shares of a public company for a realized gain of $91,890;we earned $50,000 from a debt settlement with Nickel Creek Platinum Corp.

The total assets decreased by $9.1 million from $18.4 million in the year 2017 to $9.3 million in the year 2018. The decrease was mainly due to a write-off the non-core Pulacayo property and its mining equipment. Current assets increased by $1 million from $4.5 million in the year 2017 to $5.5 million in the year 2018. The increase was mainly due to the $5.2 million net proceeds received from the bought deal financing in Q4 2018.

The Company’s total liabilities at December 31, 2018 were $10 million compared to $9.7 million at December 31, 2017. The increase in liabilities was mainly due to a foreign exchange fluctuation of Canadian Dollar against Bolivian Boliviano related to Bolivian tax provision.

Year Ended December 31, 2017 compared with Year Ended December 31, 2016.

We reported a net loss of $18.6 million ($0.33 loss per share) for the fiscal year ended December 31, 2017, which represents an increased loss of $16.6 million when compared to the same period in 2016 ($0.05 loss per share). The increase in net loss was primarily due to a $14.8 million write-off on our non-core Mongolian coal properties.

Our annual operating expenses increased to $2.4 million in the fiscal year 2017 compared to $1.3 million in the fiscal year 2016. The $1 million increase was due to increased activities related to the acquisition of vanadium properties in Nevada and equity financings. Notably, our consulting and management fees increased by $0.5 million due to increased external consulting services related to the acquisition of the Gibellini Project and the hiring of Skanderbeg Capital Advisors Inc. to explore and evaluate strategic alternatives to maximize value for our non-core assets. Additionally, non-cash share-based payments expenses increased by $401,228 due to a larger number of outstanding stock options vesting during the fiscal year 2017 compared to the prior year. Share-based payments represent the value assigned to the granting of stock options under our share-based compensation plan using the Black-Scholes model. During the year ended December 31, 2017, we granted the equivalent of 4,080,000 stock options with a fair value of $599,117 (2016 - $197,889) which is recognized over the vesting period of the stock options. Our advertising and promotion expenses increased by $50,000 due to increased activities to promote and market the Company in order to raise equity financing, while professional fees increased by $70,000 due to increased legal expenses related to financing and mineral property acquisitions. These increases were partially offset by a $30,000 reduction in office and administrative expenses as a result of lower insurance premiums, amortization costs and lower office lease expenses as a result of the head office moving to a smaller commercial space.

The decrease in total assets to $18.4 million in the fiscal year 2017 from $27.8 million in the fiscal year 2016 was mainly due to the $14.8 million write-off of the non-core Mongolian coal properties. The increase in current assets to $4.5 million in the fiscal year 2017 from $0.5 million in the same period for 2016 was due to the net equity proceeds raised in the fourth quarter of 2017.

Our total liabilities at December 31, 2017 were $9.7 million compared to $11 million at December 31, 2016. The decrease in liabilities was mainly due to a repayment of the Credit Facility and trade liabilities incurred at the end of the 2016 fiscal year and paid in 2017.

For the year ended December 31, 2017, we incurred other expenses classified as “Other Items” amounting to $16.2 million compared to $0.7 million for the fiscal year ended 2016. The increase of $15.5 million is the net result of changes to a number of other items. Of note are the following items:

●
costs in excess of recovered coal for Ulaan Ovoo decreased by $181,549 due to keeping operations at the Ulaan Ovoo mine on standby and reducing general and administrative costs;

●
finance costs decreased by $308,945 due to decreased draws from the Credit Facility;

●
foreign exchange loss increased by $194,649 due to fluctuations in the value of the Canadian dollar compared to the United States dollar, Bolivian Boliviano and Mongolian Tugrik;

●
in the year 2017, we disposed of 2.2 million Lorraine Copper Corp. shares for proceeds of $153,190 and a realized loss of $22,810. In the year 2016, we recorded a gain on the sale of Wellgreen Platinum Ltd. shares released from trust of $59,698;

●
a decrease in interest expenses by $237,574 was due to a decrease in the outstanding balance of the Credit Facility;

●
in the fiscal year 2017, we recorded a loss on disbursement of office furniture and equipment of $1,681 (2016 – $67,348);

●
in the fiscal year 2017, we recorded a loss on debt settlements of $752,742 to account for the difference in the fair value of the shares on the settlement date and the debt settled; and

●
in the year 2017, we recorded an impairment charge of $14,829,267 on our non-core Mongolian coal properties, an impairment charge of $57,420 on prepaid expenses related to the impaired Mongolian properties, an impairment charge of $159,666 on property and equipment, and an impairment charge of $61,202 on receivables. In the comparable period in 2016, we recorded a recovery on sale of our 60% interest in the Okeover project, to Lorraine Copper Corp. of $195,079.

The operating losses are a reflection of the Company’s status as a non-revenue producing mineral exploration company. As the Company has no main source of income, losses are expected to continue for the foreseeable future.

B.
Liquidity and Capital Resources

The Company utilizes existing cash received from prior issuances of equity instruments to provide liquidity to the Company and finance exploration projects.

At December 31, 2018, we had cash flow of $5.3 million representing an increase of $1.2 million from $4.1 million held at December 31, 2017. The Company’s working capital at December 31, 2018, was a surplus of $3.8 million compared to working capital of $2.6 million at December 31, 2017.

During the year ended December 31, 2018, cash used in operating activities was $2,626,687 compared to $707,231 cash used in the prior year. The increased outflows in 2018 primarily related to increased activities of the Company to develop the Gibellini Project. The year over year increase in cash used by operating activities is due to increased funds required for working capital changes.

During the year ended December 31, 2018, we used $3,628,762 in investing activities (2017 – $1,988,566). The Company received net proceeds of $101,550 from selling its marketable securities, used $120,416 (2017 – $515,609) on purchase of property and equipment, $425,605 (2017 – $58,790) on the acquisition of the Gibellini Project, and $3,184,294 (2017 – $1,339,417) on mineral properties expenditures.

During the year ended December 31, 2018, a total of $7,458,938 was provided by financing activities including net proceeds of $6,096,621 – from Prophecy’s share issuances, $24,150 from exercise of stock options, and $1,338,167 from the exercise of warrants to purchase the common shares of our company.

At December 31, 2017, we had a cash balance of $4,100,608 representing an increase of $4,078,960 from $21,648 held at December 31, 2016. Our cash balance at December 31, 2015, was $33,542. Our working capital at December 31, 2017, was $2.6 million compared to a working capital deficit of $3.2 million at December 31, 2016, and a deficit of $3.9 million at December 31, 2015. The $5.8 million increase in our working capital since the year ended December 31, 2016, is attributable to the increase in current assets as a result of cash raised from equity financing and decrease in current liabilities. We believe we have sufficient cash resources to meet our short-term financial liabilities and our planned exploration expenditures on our vanadium and silver projects for the foreseeable future, for, but not limited to, the next 12 months.

During the year ended December 31, 2017, we used $1,988,566 in investing activities (2016 – $606,372, 2015 – provided $1,170,566). We spent $34,500 investing in a guaranteed investment certificate (“GIC”), $58,790 on the acquisition of the Gibellini Project, and $1,339,417 (2016 – $712,901) on mineral properties expenditures. In 2017, we spent $193,440 and received $153,190 (2016 – $59,698) from the purchase and sale of available-for-sale investments, respectively.

A total of $6,774,757 was provided by financing activities during the year ended December 31, 2017 (2016 – $1,048,078, 2015 – $1,057,941). We fully repaid and closed out the Credit Facility by making cash payments totaling $364,142 and issuing the equivalent of 3,000,000 shares of the Company to John Lee in satisfaction of $900,000 worth of indebtedness owed by us to Mr. Lee’s personal holding company, Linx, under the Credit Facility. Funds borrowed under the Credit Facility in the year 2017 were $163,405 (2016 – $341,116). During the year ended December 31, 2017, we received net proceeds of $6,864,809 (2016 – $952,929) from issuing units pursuant to private placements, $50,685 (2016 – $Nil) from exercise of stock options, and $60,000 (2016 – $Nil) from exercise of share purchase warrants.

We have sufficient financial resources to keep our landholdings in good standing through, at least, the next 12 months. As an exploration stage company, we have no regular cash in-flow from operations, and the level of operations is principally a function of availability of capital resources. Our capital resources are largely determined by the strength of the junior resource markets and by the status of our projects in relation to these markets, and our ability to compete for investor support of our projects. To date, the principal sources of funding have been equity and debt financing. Many factors influence our ability to raise funds, and there is no assurance that we will be successful in obtaining adequate financing and at favorable terms for these or other purposes including general working capital purposes. Our consolidated financial statements have been prepared on a going concern basis which assumes that we will be able to realize our assets and discharge our liabilities in the normal course of business for the foreseeable future. Our ability to continue as a going concern is dependent upon the continued support from our shareholders, the discovery of economically recoverable reserves, and our ability to obtain the financing necessary to complete development and achieve profitable operations in the future. The outcome of these matters cannot be predicted at this time.

Financial Instruments

All financial assets are initially recorded at fair value and designated upon inception into one of the following four categories: held‐to‐maturity, marketable securities, loans and receivables or at fair value though profit and loss (“FVTPL”). FVTPL comprises derivatives and financial assets acquired principally for the purpose of selling or repurchasing in the near term. They are carried at fair value with changes in fair value recognized in profit or loss. The Company’s cash is classified as FVTPL.

Marketable securities instruments are measured at fair value with changes in fair value recognized in other comprehensive income. Where a decline in the fair value of marketable securities constitutes objective evidence of impairment, the amount of the loss is removed from accumulated other comprehensive income and recognized in profit or loss. The Company’s investments are classified as marketable securities. Marketable securities consist of investment in common shares of public companies and therefore have no fixed maturity date or coupon rate. The fair value of the listed marketable securities has been determined directly by reference to published price quotation in an active market.

All financial assets except those measured at fair value through profit or loss are subject to review for impairment at least at each reporting date. Financial assets are impaired when there is objective evidence of impairment as a result of one or more events that have occurred after initial recognition of the asset and that event has an impact on the estimated future cash flows of the financial asset or the group of financial assets.

Transactions costs associated with FVTPL financial assets are expensed as incurred, while transaction costs associated with all other financial assets are included in the initial carrying amount of the asset.

The Company assesses at each reporting date whether there is objective evidence that a financial asset or a group of financial assets is impaired. An evaluation is made as to whether a decline in fair value is significant or prolonged based on an analysis of indicators such as market price of the investment and significant adverse changes in the technological, market, economic or legal environment in which the investee operates.

If a financial asset is impaired, an amount equal to the difference between its carrying value and its current fair value is transferred from AOCI and recognized in the consolidated statement of operations. Reversals of impairment charges in respect of equity instruments classified as available-for-sale are not recognized in the consolidated statement of operations.

The Company considers that the carrying amount of all its financial assets and financial liabilities measure at amortized cost approximates their fair value due to their short term nature. Restricted cash equivalents approximate fair value due to the nature of the instrument. The Company does not offset financial assets with financial liabilities.

At December 31, 2018, our financial assets and financial liabilities were categorized as follows: Fair value through profit or loss – Cash and cash equivalents of $5,304,097 Amortized cost – Receivables of $36,399, Restricted cash equivalents of $34,500, and Accounts payable and accrued liabilities of $1,636,786.

At December 31, 2017, our financial assets and financial liabilities were categorized as follows: Fair value through profit and loss – Cash of $4,100,608; Loan and Receivables – Receivables of $34,653 and Restricted cash equivalents of $34,500; and Other financial liabilities – Accounts payable and accrued liabilities of $1,895,983.

As of December 31, 2018, the Company holds Nil shares (December 31, 2017 – 1,409,000) of a public company. During the year ended December 31, 2018, the Company disbursed all its marketable securities for proceeds of $101,550 and a realized loss of $91,890. Following the disposal of the shares, the Company reclassified the cumulative income previously recognized in other comprehensive income of $68,840 to profit and loss on the sale of marketable securities.

On September 22, 2016, we sold our 60% interest in the Okeover copper-molybdenum project located in British Columbia to Lorraine. Under the terms of the agreement, Lorraine issued 2,200,000 common shares of Lorraine (valued at $0.08 per share) to us and assumed our $19,079 payment obligation to Eastfield Resources Ltd. under such parties’ existing joint venture agreement. During the year ended December 31, 2017, we disposed of the 2,200,000 Lorraine shares for proceeds of $153,190 and a realized loss of $22,810.

Commitments

Our subsidiary, ASC, controls the mining rights to the Pulacayo Project through a joint venture agreement entered into between itself and the Pulacayo Ltda. Mining Cooperative on July 30, 2002 (the “ASC Joint Venture”). The ASC Joint Venture has a term of 23 years which commenced the day the ASC Joint Venture was entered into. Pursuant to the ASC Joint Venture, ASC is committed to pay monthly rent of USD$1,000 to the state-owned Mining Corporation of Bolivia, COMIBOL and USD$1,500 monthly rent to the Pulacayo Ltd. Mining Cooperative until the Pulacayo Project starts commercial production.

Under the terms of the lease agreement through which we acquired the Gibellini Project, we are required to make annually, on each anniversary of the execution date of the agreement, advance royalty payments which will be tied, based on an agreed formula (not to exceed USD$120,000 per year), to the average vanadium pentoxide price of the prior year. Further, upon commencement of production, we will maintain our acquisition by paying to the Lessors, a 2.5% NSR until a total of USD$3 million is paid. Thereafter, the NSR will be reduced to 2% over the remaining life of the mine (and referred to thereafter, as “production royalty payments”). Under the terms of the lease agreement, all advance royalty payments made, will be deducted as credits against future production royalty payments. The Gibellini Project lease is for a term of 10 years but can be extended for an additional 10 years at our option.

Under the terms of the lease agreement through which we acquired the Louie Hill Project in Nevada, we are required to pay, annually, on each anniversary of the execution date of the agreement, advance royalty payments which will be tied, based on an agreed formula (not to exceed USD$28,000 per year), to the average vanadium pentoxide price for the prior year. Further, upon commencement of production, we will maintain our acquisition by paying to the Louie Hill Lessor, a 2.5% NSR of which, 1.5% of the NSR may be purchased at any time by us for USD$1 million leaving the total NSR to be reduced to 1% over the remaining life of the mine (and referred to thereafter, as “production royalty payments”). Under the terms of the lease agreement, all advance royalty payments made, will be deducted as credits against future production royalty payments. The Louie Hill Project lease is for a term of 10 years but can be extended for an additional 10 years at our option.

As part of the transaction with Apogee, we agreed to assume within certain limitations all liabilities associated with the Apogee Subsidiaries and the Pulacayo Project. During Apogee’s financial year ended June 30, 2014, it received notice from the national tax authority in Bolivia, that ASC Bolivia LDC Sucursal Bolivia, now our wholly-owned subsidiary, owed approximately Bs42,000,000 (approximately $8,121,918) in taxes, interest and penalties relating to a historical tax liability in an amount originally assessed at approximately $760,000 in 2004, prior to Apogee acquiring the subsidiary in 2011. Apogee disputed the assessment and disclosed to us that it believed the notice was improperly issued. We continued to dispute the assessment. On May 26, 2015, we received a positive Resolution issued by the Bolivian Constitutional Court that among other things, declared null and void the previous Resolution of the Bolivian Supreme Court issued in 2011 (that imposed the tax liability on ASC Bolivia LDC Sucursal Bolivia) and sent the matter back to the Supreme Court to consider and issue a new Resolution. We plan to continue to vigorously defend our position and make submissions to the Supreme Court during the new hearing. Based on these developments, the tax claim amount of $8,121,918 (2017 – $7,541,016, 2016 – $7,060,690) was classified as non-current liabilities.

During the year ended December 31, 2014, our wholly-owned subsidiary, Red Hill Mongolia LLC (“Red Hill”) was issued a letter from the Sukhbaatar District Tax Division notifying it of the results of the Sukhbaatar District Tax Division’s VAT inspection of Red Hill’s 2009-2013 tax imposition and payments that resulted in validating VAT credits of only MNT235,718,533 from Red Hill’s claimed VAT credit of MNT2,654,175,507. Red Hill disagreed with the Sukhbaatar District Tax Division’s findings as the tax assessment appeared to us to be unfounded. We disputed the Sukhbaatar District Tax Division’s assessment and submitted a complaint to the Capital City Tax Tribunal. On March 24, 2015, the Capital City Tax Tribunal resolved to refer the matter back to the Sukhbaatar District Tax Division for revision and separation of the action between confirmation of Red Hill’s VAT credit, and the imposition of the penalty/deduction for the tax assessment. The Sukhbaatar District Tax Division appealed the Capital City Tax Tribunal’s resolution to the General Tax Tribunal office, but was denied on June 4, 2015 on procedural grounds. As a result, the Sukhbaatar District Tax Division implemented the Capital City Tax Tribunal’s resolution on June 25, 2015, finding: (i) with respect to confirmation of Red Hill’s VAT credit, that after inspection the amount was to be MNT235,718,533; and (ii) with respect to the imposition of the penalty/deduction for the tax assessment, that no penalty was to be issued but that Red Hill’s loss to be depreciated and reported was to be MNT1,396,668,549 in 2010 and MNT4,462,083,700 in 2011. We continued to dispute the Sukhbaatar District Tax Division’s assessment and delivered a complaint to Capital City Tax Tribunal on July 24, 2015. Due to the uncertainty of realizing the VAT balance, we have recorded an impairment charge for the full VAT balance in the year ended December 31, 2015. At this time there is no change in the VAT claim. Red Hill has submitted a complaint concerning this long delay to the General Tax office and the Ministry of Finance. Following the submittal, the City tax tribunal officer responded and informed Red Hill that a hearing will be scheduled soon. Red Hill is working with its external lawyer to give additional documents to the City tax tribunal before the hearing to solidify the case.

C.
Research and Development, Patents and Licenses, etc.

None.

D.
Trend Information

While the Company is an exploration company that does not have any producing mines, it is directly affected by trends in the metal industry. At the present time global metal prices are extremely volatile. Base metal prices, driven by rising global demand, climbed dramatically and approached near historic highs several years ago. Prices have declined significantly since those highs, other than in the case of vanadium, which has risen significantly.

Overall market prices for securities in the mineral resource sector and factors affecting such prices, including base metal prices, political trends in the countries in which such companies operate, and general economic conditions, may have an effect on the terms on which financing is available to the Company, if available at all.

Except as disclosed, the Company does not know of any trends, demand, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, its liquidity either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in liquidity are substantially determined by the success or failure of the Company’s exploration programs.

The Company’s financial assets and liabilities generally consist of cash and cash equivalents, receivables, deposits, accounts payable and accrued liabilities, some of which are denominated in foreign currencies including Canadian dollars, United States dollars, Mongolian Tugriks and Bolivian Bolivianos. The Company is at risk to financial gain or loss as a result of foreign exchange movements against the Canadian dollar. The Company does not currently have major commitments to acquire assets in foreign currencies, but historically it has incurred the majority of its exploration costs in foreign currencies. The Company currently does not and also does not expect to engage in currency hedging to offset any risk of currency fluctuations.

E.
Off-Balance Sheet Arrangements

None.

F.
Tabular Disclosure of Contractual Obligations

The Company has the following financial obligations in the ordinary course of business:

Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3years	3-5years	More than 5 years
Long-term debt	$Nil	$Nil	$Nil	$Nil	$Nil
Capital (finance) lease obligations	$Nil	$Nil	$Nil	$Nil	$Nil
Operating lease obligations	$124,556	$44,953	$79,603	$Nil	$Nil
Purchase obligations	$Nil	$Nil	$Nil	$Nil	$Nil
Other long-term liabilities	$Nil	$Nil	$Nil	$Nil	$Nil
Loan	$Nil	$Nil	$Nil	$Nil	$Nil
Total	$124,556	$44,953	$79,603	$Nil	$Nil

G.
Safe Harbor

The Company seeks safe harbor for our forward-looking statements contained in Items 5.E and F. See the heading "Cautionary Note Regarding Forward-Looking Statements" above.

ITEM 6.
DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.
Directors and Senior Management

The following are the names and ages of our directors and senior management of the Company as of December 31, 2018 and March 29 2019, with their positions and offices with the Company and corresponding start dates, and their principal occupations during the last five years. There are no family relationships between any of the persons named below. There are no arrangements or understandings with any major shareholders, customers, suppliers or other parties pursuant to which any person named below was selected as a director or executive officer.

Name and age	Office Held with the Company	Director and/or Executive Officer Since	Principal Occupation During Last Five Years(3)
Gerald Panneton, 61	Former President and Former Chief Executive Officer, and Former Director	October 10, 2018
Former President, Former Chief Executive Officer and Former Director of Prophecy Development Corp. from October 2018 to February 15, 2019; unemployed from November 2017 to October 2018; President and Chief Executive Officer of NewCastle Gold Ltd. from September 2016 to November 2017; unemployed from November 2013 to September 2016; President and Chief Executive Officer of Detour Gold Corp. from July 2006 to November 2013

John Lee, 45(1)	Interim President & Interim Chief Executive Officer, Executive Chairman, and Director	June 13, 2011 (Director of Pre- amalgamated company(4) since October 21, 2009)
President of Mau Capital Management LLC (private investor relations firm) from July 2004 to present; CEO of Prophecy Development Corp. from October 2009 to November 2012; Interim CEO of Prophecy Development Corp. from November, 2012 to October, 2018; Head of Internal Affairs of Prophecy Development Corp. from October, 2018 to present; Chairman of Prophecy Development Corp. from June, 2011 to January, 2013; Executive Chairman of Prophecy Development Corp. from January, 2013 to present; Interim President and Interim Chief Executive Officer of Prophecy Development Corp. from February 2019 to present; Interim President and Interim Chief Executive Officer of Prophecy Development Corp. from February 2019 to present

Greg Hall, 61(1)(2)	Director	June 13, 2011 (Director of Pre- amalgamated company(4) since October 21, 2009)
President of Water Street Inc. from September 2013 to present; Advisor to Market One Media Group Inc. from 2013 to present; Director Montan Mining Corp. September 2016 to Secretary and Director, of Consulting Inc. (private company) from March, 2000 present

Masa Igata, 58(1)(2)	Director	April 23, 2014	Founder and CEO of Frontier Securities (foreign investment bank in Mongolia) from March 2007 to present
Louis Dionne, 66(1)(2)	Former Director	October 10, 2018	October 10, 2018 Self-employed mining consultant from September, 2005 to Present; Director of Prophecy Development Corp. from October 2018 to February 2019
Harald Batista, 52(1)(2)	Director	July 27, 2012 (Special Advisor to Pre- amalgamated company(4) since January 5, 2010)
Co-Founder, and consultant at Bayesco from August, 2012 to present; Power Messaging Coach at Corporate Visions Inc. from July, 2008 to present; Director of Prophecy Development Corp. from July 2012 to October 9, 2018

Daniel Fidock, 46	Director	August 14, 2018
Director of Bjewels Pte Ltd from January 2015 to present; Advisor of Eximchain Pte Ltd from June 2018 to present; Senior Executive of Ciena Communications Singapore from February 2018 to June 2018; Senior Executive of Cisco Systems from August 2016 until December 2017; Senior Executive of British Telecom from May 2011 until May 2014; Director of Prophecy Development Corp. from August 2018 to October 9, 2018

Irina Plavutska, 61	Chief Financial Officer	September 11, 2013
Controller, at Prophecy Development Corp. from August, 2010 to August, 2011; Interim CFO of Prophecy Development Corp. from August, 2011 to November, 2012; Controller at Prophecy Development Corp. from November, 2012 to September 9, 2013; CFO of Prophecy Development Corp. from September 2013 to present

Tony Wong, 46	Former Corporate Secretary	February 3, 2014	Lawyer (sole practitioner) from June, 2011 to January, 2014; General Counsel & Corporate Secretary of Prophecy Development Corp. from February 2014 to February 2019
Bekzod Kasimov, 38	Vice-President, Business Development	June 22, 2015
Business Development Manager of Prophecy Development Corp. from September, 2012 to June, 2015; Vice-President, Operations of Prophecy Development Corp. from June, 2015 to January, 2018; Vice- President, Business Development of Prophecy Development Corp. from February 2018 to present

Danniel Oosterman, 46	Vice-President, Exploration	February 20, 2018	President & CEO of Canstar Resources Inc. from March 2013 to December, 2017; Vice-President, Exploration of Prophecy Development Corp. from February 2018 to present
Michael Drozd, 67	Vice-President, Operations	August 16, 2018
Vice President of Scotia International of Nevada from September, 2011 to December, 2015; President of Detox and Treatment Consulting, Inc. from January 2016 to April, 2018; Consultant of Prophecy Development Corp. from May 2018 to August 2018; Vice-President, Operations of Prophecy Development Corp. from August 2018 to present

Ronald Espell, 58	Vice-President, Environment and Sustainability	November 14, 2018
VP Environment of American Vanadium Corp. from April, 2012 to April, 2015; Principal Consultant of SRK Consulting from April, 2015 to April, 2016; Corporate Environmental Director of McEwen Mining Inc. from April, 2016 to November, 2017; unemployed from November, 2017 to November, 2018; Vice-President, Environment and Sustainability of Prophecy Development Corp. from November, 2018 to present

(1) Member of the Audit Committee.
(2) Member of the Corporate Governance and Compensation Committee.
(3) The information as to principal occupation, business or employment is not within the knowledge of our management and has been furnished by the respective individuals. Each director or officer has held the same or similar principal occupation with the organization indicated or a predecessor thereof for the last five years.

Subsequent to year end, on February 19, 2019, the Company announced that Gerald Panneton resigned as the President & Chief Executive Officer, and a director of the Company effective February 15, 2019. John Lee, Chairman and former Chief Executive Officer of the Company, was appointed to serve as Interim President & Chief Executive Officer. Also, in February 2019, the Company announced resignation of Louis Dionne as a director of the Company and departure of Tony Wong as a General Counsel and Corporate Secretary of the Company.

Biographical Information of Directors and Senior Management

The following are brief biographies of our directors and senior management as of December 31, 2018:

Gerald Panneton former President and CEO, and a former Director of the Company. Mr. Panneton is a geologist with over 30 years experience in mineral exploration and development, and was the founder, President and CEO of Detour Gold Corporation (“Detour Gold”) from its incorporation in July 2006 until November 2013. Under his leadership, the Detour Lake project grew over tenfold from 1.5 million ounces in resources to over 16 million ounces in reserves and into production. Today, the Detour Lake mine ranks as one of the largest gold mines in Canada. Mr. Panneton helped raise approximately $2.6 billion in capital while at Detour Gold. Mr. Panneton and his Detour Gold team were the recipients of the PDAC 2011 Bill Dennis Award for Canadian mineral discoveries and prospecting success of the year. Mr. Panneton ceased to act as President and CEO, and Director of the Company effective February 15, 2019.

John Lee is the Interim President & Chief Executive Officer, Executive Chairman and a Director of the Company. Mr. Lee has been a mining analyst and accredited investor in the resource industry since 2001. Under John’s leadership, Prophecy raised over $100 million and grew from having minimal assets to owning substantial assets in USA, Canada, Bolivia and Mongolia. Mr. Lee is a CFA charter holder and has degrees in economics and engineering from Rice University.

Greg Hall is a self-employed businessman with over 25 years’ experience as a broker, senior executive officer and founder of several successful Vancouver-based brokerage firms. For over 25 years, Mr. Hall has focused on significant international exploration, development, and mining ventures, and all aspects of their structuring and finance. Mr. Hall previously served as a director of Silvercorp Metals Inc. (NYSE: SVM, TSX: SVM), China’s largest primary silver producer and the lowest cost silver producer among its industry peers. His previous positions include: Director at Haywood Securities Inc.; Vice-President, Canaccord Capital Corporation; and Senior Vice-President of Leede Financial Markets Inc. He is a graduate of the Rotman School of Management, University of Toronto, SME Enterprise Board Program, and a Member of the Institute of Corporate Directors.

Masa Igata is the founder and Chief Executive Officer of Frontier LLC. Mr. Igata founded Frontier LLC in 2007. He primarily focuses on advising resource companies in Mongolia on conducting due diligence before making investment decisions in regard to Mongolia with expertise in mergers and acquisitions, private equity, initial public offering financing and other various forms of fund raising on cross-border transactions between Mongolia and other countries. Mr. Igata also devotes a significant amount of time to promotion of Mongolia mostly in Asian financial centers such as Hong Kong, Singapore and Tokyo, analyzing frontier market trends and engaging in dialogue across the frontier markets’ investing community and the media. Mr. Igata brings insight and expertise to a wide range of topics in financial markets within Mongolia. He is also the Founder and Chief Executive Officer of IRIS Asia Limited. Prior to establishing Frontier Securities, Mr. Igata served as a Managing Director at Nikko Citigroup for 8 years. He served as Head of Operations and Managing Director at the Sales Department at Salomon Brothers. In addition to managing operations, Mr. Igata actively advocated Investor Relations to Japanese-listed companies. He has more than 25 years’ experience working in Asian financial markets. Mr. Igata has been an independent director of Prophecy Development Corp. since April 23, 2014. He serves as a director of Frontier LLC. Mr. Igata received his Graduate of Law from Kyoto University.

Louis Dionne is a professional engineer who has spent over 30 years in the operation and development of gold properties. Mr. Dionne served as President and Chief Executive Officer of Richmont Mines Inc., a Canadian gold producer until July 2005. Prior to his service with Richmont, Mr. Dionne was Senior Vice President, Underground Operations for Barrick Gold Corporation, where he also provided technical input and leadership in the area of corporate mergers and acquisitions. Mr. Dionne obtained his bachelor’s degree in Mining Engineering from Laval University. Mr. Dionne ceased to act as Director of the Company effective February 28, 2019.

Harald Batista is a businessman actively involved with his family’s extensive group of Brazilian companies. Mr. Batista has an MBA from the University of Santa Clara and over two decades of international sales and marketing experience. Mr. Batista ceased to act as Director of the Company effective October 9, 2018.

Daniel Fidock is based in Asia and is currently a partner with True Global Ventures, a firm focusing on early stage investment in a range of industry sectors. For the majority of his career, Mr. Fidock has been an international corporate executive in the information and technology arena for the last 20 years. During this time, he has focused on commercialization and new product introduction in a range of developed and developing countries including China, India, Malaysia, Thailand, Singapore, Hong Kong and the UK. Mr. Fidock holds an MBA from the University of New South Wales and University of Sydney, as well as an MSc from the University of Oxford. Mr. Fidock is a member of the Australian Institute of Company Directors. Mr. Fidock ceased to act as Director of the Company effective October 9, 2018.

Irina Plavutska has been with the Company since 2010 and is a professional accountant with over 20 years of international experience in financial reporting, auditing, and accounting. She is a member of Chartered Professional Accountants Canada.

Tony Wong has been with Company since February 2014. He is a lawyer who has practiced in Canada for over 19 years. In addition to working at large regional and national law firms, he has been a consultant to foreign government, and served as a senior securities regulator in both British Columbia and the Northwest Territories. Mr. Wong ceased to act as Corporate Secretary of the Company effective February 22, 2019.

Bekzod Kasimov who is based in Bolivia, has been with the Company since 2012, having previously been stationed in Mongolia. Mr. Kasimov represents the Company with government officials in Mongolia and Bolivia, attends various official and marketing functions, and liaises with our business partners (such as product offtakers and technical consultants) and strategic investors. Mr. Kasimov also leads due diligence efforts for the Company’s prospective acquisitions, and of the Company’s projects by potential investors. Mr. Kasimov is fluent in Russian, English, Spanish and Mongolian. As Vice-President, Business Development, Mr. Kasimov frequently visits the Company’s Gibellini project and investment community in North America.

Danniel Oosterman has worked for over 17 years in the mining and exploration business specializing in exploration and development of projects from grass roots, brown field, to feasibility stage. His background includes occupying both technical and executive roles, with an early career joining exploration efforts for mining companies such as Falconbridge Ltd. and Inco Limited before transitioning to the junior mining sector to manage many technical projects across Canada before advancing to President and CEO of Canstar Resources Inc., a TSX Venture Exchange-listed company. He holds a B.Sc. (Hons) degree in Geology from Laurentian University and is a member of the Association of Professional Geoscientists of Ontario. Mr. Oosterman is closely involved in development of the Company’s Gibellini project and exploration of its Bolivian project. Mr. Oosterman is a “qualified person” within the meaning of NI 43–101.

Michael Drozd has 40 years of experience in mining operations, design and engineering of hydrometallurgical and mineral processing facilities. Most recently, Mr. Drozd was the Project Manager of Project Expansion at Barrick’s Pueblo Viejo gold project, developing a prefeasibility study with an overall project budget of US$900 million. Prior to Barrick, Mr. Drozd spent seven years as Vice President of Metallurgy with Scotia International of Nevada, Inc. where he managed the Gibellini project’s engineering, procurement, construction management (EPCM) contract. Prior to Scotia, Mr. Drozd was the Principal Metallurgist at Amec Foster Wheeler (“AMEC”), where he was the co-author of a Gibellini feasibility report in 2011. Prior to AMEC, Mr. Drozd was Barrick’s Chief Metallurgist, Goldstrike Joint Venture, the largest gold mine in the US for five years. Mr. Drozd is a Founding Registered Member of SME, member of the Society of Mining, Metallurgy and Exploration, and Qualified Person as defined in National Instrument 43–101, Standards of Disclosure for Mineral Projects. Mr. Drozd has authored publications in gold flotation, gold processing, heap leach operations, cyanide detoxification, and carbon absorption technology. He also holds patents in molybdenum flotation, cyanide detoxification, and vanadium recovery.

Ron Espell is a highly regarded specialist in U.S. federal and Nevada state mine permitting, with over 30 years of experience in corporate environmental management, permitting in conformance with applicable regulatory and performance standards, mine waste management, reclamation, and closure planning. Prior to joining the Company, Mr. Espell was the corporate environmental director of McEwen Mining Inc. Within 18 months from the time he joined McEwen Mining, Mr. Espell led his team to successfully obtain the Gold Bar project’s environmental impact statement (EIS) approval from the BLM in November, 2017. Prior to his time with McEwen Mining, Mr. Espell was a principal consultant at SRK Consulting and Vice-President of Environment for the Gibellini project’s prior operator, where he led efforts in the preparation of Gibellini’s baseline studies and plan of operation. Mr. Espell’s wealth of experience includes being an environmental management specialist at the Nevada Division of Environmental Protection, as well as working for 17 years in positions of increasing responsibility at Barrick Gold Corp., from being Environmental Superintendent, Environmental Manager of Barrick Goldstrike, Regional Environmental Director — Australia Pacific, and Corporate Environmental Director.

Family Relationships

There are no family relationships between any directors or executive officers of the Company.

Arrangements

There are no known arrangements or understandings with any major shareholders, customers, suppliers or others, pursuant to which any of the Company’s officers or directors was selected as an officer or director of the Company.

B.
Compensation

Executive Officers

For the purposes of this Annual Report, “executive officer” of the Company means an individual who at any time during the year was the Chief Executive Officer (“CEO”), President or Chief Financial Officer (“CFO”) of the Company; any Vice-President in charge of a principal business unit, division or function; and any individual who performed a policy-making function in respect of the Company.

Set out below are particulars of compensation paid to the following persons (the “Named Executive Officers” or “NEOs”) for the fiscal year ended December 31, 2018:

1.
the CEO;

2.
the CFO;

3.
each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than C$150,000 for that financial year; and

4.
any individual who would be a NEO under paragraph (3) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of that financial year.

The Company has no pension, defined contribution, or deferred compensation plans for its directors, executive officers or employees.

	Non-equity incentive plan compensation ($)
Name and principal position	Salary ($)	Share- based awards ($)	Option-based awards ($)(1)	Annual incentive plans ($)	Long-term incentive plans ($)	All other compensation ($)	Total compensation ($)
Gerald PannetonFormer President & Former CEO(7)	91,026	350,000	41,904(2)	Nil	Nil	1,356	484,286
John LeeInterim President & Interim CEO(7)	Nil	Nil	80,064(3)	Nil	Nil	406,468	486,532
Irina PlavutskaCFO	118,500	Nil	17,617(4)	Nil	Nil	5,424	141,541
Tony WongFormer Corporate Secretary(8)	163,750	Nil	17,617(5)	Nil	Nil	2,073	183,440
Michael DrozdVice-President, Operations	218,687	Nil	33,437(6)	Nil	Nil	24,735	276,860

(1) The stock options issued, included and described under these Option-based awards were granted to executive officers under the Share- Based Compensation Plan (as such term is defined below).
(2) 500,000 stock options exercisable at $0.26 and expiring on October 10, 2023.
(3) The equivalent of 400,000 and 350,000 stock options, exercisable at the equivalent of $0.28 and $0.33, respectively, and expiring on April 6, 2023 and October 17, 2023, respectively.
(4) The equivalent of 100,000 and 50,000 stock options, exercisable at the equivalent of $0.28 and $0.33, respectively, and expiring on April 6, 2023 and October 17, 2023, respectively.
(5) The equivalent of 100,000 and 50,000 stock options, exercisable at the equivalent of $0.28 and $0.33, respectively, and expiring on April 6, 2023 and October 17, 2023, respectively.
(6) The equivalent of 200,000 and 50,000 stock options, exercisable at the equivalent of $0.31 and $0.33, respectively, and expiring on May 1, 2023 and October 17, 2023, respectively.
(7) Messrs. Panneton and Lee do not receive any compensation for acting as a director of the Company. Mr. Panneton was appointed President and CEO effective October 10, 2018 and ceased to be President and CEO of the Company effective February 15, 2919. Mr. Lee was appointed Interim President and CEO of the Company effective February 16, 2019.

(8) Mr. Wong was appointed Corporate Secretary effective February 3, 2014 and ceased to be Corporate Secretary of the Company effective February 22, 2919.

Directors

Independent directors are paid varying amounts depending on the degree to which they are active on behalf of the Company. See the table below for amounts paid or accrued in fiscal year 2018.

The compensation provided to directors who were not an executive officer for the Company’s most recently completed financial year of December 31, 2018, are as follows:

Name	Fees earned($)	Share- based awards($)	Option- based awards($)	Non-equity incentive plan compensation($)	Pension value($)	All other compensation($)	Total($)
Greg Hall	21,200	Nil	8,966	Nil	Nil	Nil	30,166
Harald Batista	18,600	Nil	8,966	Nil	Nil	Nil	27,566
Masa Igata	19,100	Nil	8,966	Nil	Nil	Nil	28,066
Daniel Fidock	7,455	Nil	3,199	Nil	Nil	Nil	10,654
Louis Dionne	4,023	Nil	4,190	Nil	Nil	Nil	8,213

Description of Compensation Plan

We have adopted a 20% fixed share-based compensation plan, as amended (the “Share-Based Compensation Plan”). The purpose of the Share-Based Compensation Plan is to allow us to grant options, bonus shares and stock appreciation rights (the “Awards”) to directors, officers, employees and consultants, as additional compensation, and as an opportunity to participate in our success. The granting of Awards is intended to align the interests of such persons with that of our shareholders.

Options are exercisable for up to 10 years from the date of grant or as determined by the corporate governance and compensation committee of our Board (the “CGCC”) and are required to have exercise prices equal to or greater than the market price (as defined by the stock exchange on which our shares are principally listed for trading and based on the volume weighted average trading price of our shares as reported on such exchange for the five trading days immediately preceding the day that the options are granted). Options granted under the Share-Based Compensation Plan vest at 12.5% per quarter over a two-year period unless determined otherwise by the CGCC. In addition, the CGCC may accelerate the vesting date, permit the conditional exercise of options, amend or modify the terms of the options, or terminate options.

Pursuant to the Share-Based Compensation Plan, the CGCC may from time to time authorize the issuance of Awards to directors, officers, employees and consultants of the Company or employees of companies providing management or consulting services to the Company. The maximum number of shares which may be reserved for issuance under the Share-Based Compensation Plan is 10,778,490.

C.
Board Practices Overview

Our Board has a formal mandate as outlined in our Corporate Governance Policies and Procedures Manual, as amended (the “Manual”). The Manual mandates the Board to: (i) oversee management of the Company, (ii) exercise business judgment, (iii) understand the Company and its business, (iv) establish effective systems, (v) protect confidentiality and proprietary information, and (vi) prepare for and attend Board, committee and shareholder meetings. The Manual also includes written charters for each committee and it contains a Code of Ethics, policies dealing with issuance of news releases and disclosure documents, as well as share trading black-out periods. Further, in the Manual, the Board encourages but does not require continuing education for all the Company’s directors.

Term of Office

Unless the director’s office is vacated earlier in accordance with the provisions of the BCBCA, each of our current directors will hold office until the conclusion of the next annual meeting of the Company’s shareholders or if no director is then elected, until a successor is elected.

John Lee, our Interim Chief Executive Officer, and Executive Chairman, will hold his office for an indefinite period until the termination of our Consulting Agreement dated February 20, 2018 with his wholly-owned company, Linx. Our Consulting Agreement with Linx may be terminated without cause by either party upon 90 days’ written notice, or immediately by us for cause.

Irina Plavutska, our Chief Financial Officer, will hold their respective offices for an indefinite period until the termination of our employment agreement dated February 1, 2018. Our employment agreements with Ms. Plavutska may be terminated by us without cause upon the amount of written notice required by the British Columbia Employment Standards Act based on each employee’s respective length of service, or immediately for cause. Ms. Plavutska may terminate her employment with us upon two weeks’ written notice.

Each of Bekzod Kasimov, our Vice-President, Business Development, and Danniel Oosterman, our Vice-President, Exploration, will hold their respective office for an indefinite period until the termination of our respective consulting agreements with them, dated March 1, 2015 and February 12, 2018, respectively. Our consulting agreements with Messrs. Kasimov and Oosterman may be terminated upon 30 days’ written notice by either party, or immediately by us for cause.

Michael Drozd, our Vice-President, Operations, will hold his office for an indefinite period until the termination of our subsidiary, Vanadium Gibellini Company LLC’s employment agreement with him dated February 17, 2018. Vanadium Gibellini Company LLC’s employment agreement with Mr. Drozd may be terminated by Vanadium Gibellini Company LLC without cause upon 30 days’ written notice and payment of a severance amount equal to one month’s salary for each full year that Mr. Drozd is employed by Vanadium Gibellini Company LLC, or immediately for cause. Mr. Drozd may terminate his employment with Vanadium Gibellini Company LLC upon 30 days’ written notice.

Ronald Espell, our Vice-President, Environment and Sustainability, will hold his office for an indefinite period until the termination of our subsidiary, Vanadium Gibellini Company LLC’s employment agreement with him dated October 23, 2018. Vanadium Gibellini Company LLC’s employment agreement with Mr. Drozd may be terminated by Vanadium Gibellini Company LLC without cause upon 30 days’ written notice and payment of a severance amount equal to 6 months’ salary during the first three years that Mr. Espell is employed, or one month’s salary for each full year that Mr. Espell is employed after three years, by Vanadium Gibellini Company LLC, or immediately for cause. Mr. Espell may terminate his employment with Vanadium Gibellini Company LLC upon 30 days’ written notice.

The period during which each of our directors and executive officers has held their respective office is specified in the table set forth in “Item 6.A. Directors, Senior Management and Employees - Directors and Senior Management.”

Termination and Change of Control Benefits

Other than as set out below, there are no contracts, agreements, plans or arrangements that provide for payments to a NEO following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, change of control of the Company or change in responsibilities of the NEO.

John Lee, Interim President and Chief Executive Officer
On January 1, 2010, the Company entered into a consulting agreement with a holding company solely owned by Mr. Lee, at an annual fee of $16,000 (as amended). On November 6, 2012 this agreement was terminated and on November 7, 2012 a new consulting agreement was entered into (which we refer to as the Mau Agreement). On April 7, 2015 the Mau Agreement was terminated, and the Company entered into the entered into an agreement with Linx that subsequently, on October 9, 2018 was replaced with another agreement with Linx (which we refer to as the “New Link Agreement”) for an indefinite term. The New Linx Agreement provides for: (1) consulting fees, with up to $36,600 per year annual increases during fiscal years 2020 to 2022, at the discretion of the Board of Directors; (2) bonus, based on pre-determined criteria; (3) up to 3,000,000 Common Shares upon meeting certain milestone targets described in the New Linx Agreement; (4) stock options; (5) health and dental benefits; and (6) vacation pay. The New Linx Agreement may be terminated by the Company for any reason other than for cause upon 90 days’ written notice,with the Company having the option of paying the consulting fees due under the New Linx Agreement for that 90-day period in lieu thereof. In such case, provided the Company successfully raises through one or more equity financing(s) undertaken after the commencement of the New Linx Agreement: (a) total gross aggregate proceeds of less than $25,000,000, the Company will pay a termination payment of $1,000,000; or (b) total gross aggregate proceeds of more than $25,000,000, the Company will pay a termination payment of $1,600,000. The New Linx Agreement with the Company also provides that in the event the New Linx Agreement is terminated as a result of, or within six months following, a significant change in the affairs of the Company such as a take-over bid, change of control of the Board, the sale, exchange or other disposition of a majority of the outstanding Common Shares, the merger or amalgamation or other corporate restructuring of the Company in a transaction or series of transactions in which the Company’s shareholders receive less than 51% of outstanding Common Shares of the new or continuing company (we refer to such significant change as a “Change of Control”), Mr. Lee shall receive from the Company within 30 days, a payment equivalent to two years’ worth of his regular annual consulting fees (currently $336,000). In the event Mr. Lee’s consulting agreement is terminated as a result of a Change in Control, all of his rights to any stock options he holds shall be governed by the provisions of his stock option agreements with the Company.

Irina Plavutska, Chief Financial Officer
Ms. Plavutska entered into her latest employment agreement with the Company effective February 1, 2018 as amended January 31, 2019. The employment agreement is for an indefinite term, and provides for: (1) salary; (2) bonus, at the discretion of the Company; (3) stock options; (4) employee benefits; and (5) vacation pay. Her employment agreement with the Company also provides that in the event her employment is terminated as a result of, or within six months following, a Change in Control, Ms. Plavutska shall receive from the Company within 30 days, a payment equal to two years of her regular annual salary (currently $132,000). In the event Ms. Plavutska’s employment agreement is terminated as a result of a Change in Control, all of her rights to any stock options she holds shall be governed by the provisions of her stock option agreements with the Company.

Tony Wong, Former General Counsel and Corporate Secretary
Mr. Wong entered into his latest employment agreement with the Company effective February 1, 2018. The employment agreement is for an indefinite term, and provides for: (1) salary; (2) bonus, at the discretion of the Company; (3) stock options; (4) employee benefits; and (5) vacation pay. His employment agreement with the Company also provides that in the event his employment is terminated as a result of, or within six months following, a Change of Control, Mr. Wong shall receive from the Company within 30 days, a payment equal to two years of his regular annual salary (currently $165,000). In the event Mr. Wong’s employment agreement is terminated as a result of a Change in Control, all of his rights to any stock options he holds shall be governed by the provisions of his stock option agreements with the Company.

The criteria used to determine the amounts payable to the NEOs is based on industry standards and the Company’s financial circumstances. The agreements with the NEOs and subsequent changes were accepted by the Board based on recommendations of the CGCC.

Board Committees

Applicable regulatory governance policies require that: (i) committees of the our board of directors be composed of at least a majority of independent directors; (ii) our Board expressly assume responsibility, or assign to a committee of the Board, responsibility for the development of the Company’s approach to governance issues; (iii) the audit committee of the Board (the “Audit Committee”) be composed only of independent directors, and the role of the Audit Committee be specifically defined and include the responsibility for overseeing management’s system of internal controls; (iv) the Audit Committee have direct access to the Company’s external auditor; and (v) the Board appoint a committee, composed of a majority of independent directors, with the responsibility for proposing new nominees to the Board and for assessing directors on an on-going basis.

Audit Committee

We have an Audit Committee comprised of directors Greg Hall (Chair), Masa Igata and John Lee (on the Audit Committee temporarily). All members of the Audit Committee are financially literate within the meaning of National Instrument 52-110 Audit Committees. Messrs. Hall, Igata and Lee are not independent under the criteria established by SEC Rule 10A-3. The relevant education and experience of each member of the Audit Committee is described under “Item 6.A. Directors, Senior Management and Employees - Directors and Senior Management” above.

Corporate Governance and Compensation Committee

The Board has a CGCC (as previously defined) whose functions include reviewing, on an annual basis, the compensation paid to the Company’s executive officers and directors, reviewing the performance of the Company’s executive officers, and making recommendations on compensation to the Board. The CGCC periodically considers the grant of incentive Awards under the Share-Based Compensation Plan. The CGCC currently consists of Greg Hall (Chairman), and Masa Igata. All members are independent directors, and have direct experience relevant to their responsibilities on the CGCC. The Board has not made a determination on whether Messrs. Hall and Igata meet the independence requirements for members of the compensation committee established under NYSE American Company Guide Section 805(c)(1).

D.
Employees

As of December 31, 2018, we had four employees in Canada, seven employees in Mongolia, and four non-independent consultants working in Bolivia, Canada and the United States.

As of December 31, 2017, we had three employees in Canada, 14 employees in Mongolia, and seven non-independent consultants working in Bolivia, Canada and the United States.

As of December 31, 2016, we had two employees and three consultants in Canada, 17 employees in Mongolia, and four employees and one consultant in Bolivia.

We rely on and engage consultants on a contract basis to assist us to carry on our administrative and exploration activities.

E.
Share Ownership

The following table sets forth certain information as of March 29, 2019 regarding the beneficial ownership of our common shares by the executive officers and directors named herein. The percentage of common shares beneficially owned is computed on the basis of 95,316,127 common shares outstanding as of March 29, 2019.

Holder	Number of Common Shares Held	Percentage of Common Shares Held	Number of Options Held	Exercise Price	Expiration Date
Gerald Panneton(1)	2,110,000	*	500,000	0.26	Oct. 10, 2023
John Lee	13,537,227(2)	14.20%	150,000	0.65	May 1, 2019
			235,000	0.50	Apr. 7, 2020
			134,000	0.50	June 22, 2020
			500,000	0.20	June 2, 2021
			300,000	0.49	Jan. 12, 2022
			550,000	0.33	June 12, 2022
			680,000	0.35	Sept. 1, 2022
			400,000	0.28	Apr. 6, 2023
			350,000	0.33	Oct. 17, 2023
Greg Hall	196,970	*	40,000	0.65	May 1, 2019
			60,000	0.50	Apr. 7, 2020
			20,000	0.50	June 22, 2020
			120,000	0.20	June 2, 2021
			50,000	0.49	Jan. 12, 2022
			50,000	0.33	June 12, 2022
			50,000	0.35	Sept. 1, 2022
			40,000	0.28	Apr. 6, 2023
			50,000	0.33	Oct. 17, 2023
Masa Igata	1,131,245(3)	1.19%	50,000	0.65	May 1, 2019
			30,000	0.50	Apr. 7, 2020
			20,000	0.50	June 22, 2020
			120,000	0.20	June 2, 2021
			70,000	0.49	Jan. 12, 2022
			50,000	0.33	June 12, 2022
			50,000	0.35	Sept. 1, 2022
			40,000	0.28	Apr. 6, 2023
			50,000	0.33	Oct. 17, 2023
Louis Dionne(4)	50,000	*	50,000	0.26	Oct. 10, 2023
			100,000	0.33	Oct. 17, 2023
Irina Plavutska	Nil	*	15,000	0.65	May 1, 2019
			30,000	0.50	Apr. 7, 2020
			20,000	0.50	June 22, 2020
			90,000	0.20	June 2, 2021
			70,000	0.49	Jan. 12, 2022
			120,000	0.33	June 12, 2022
			100,000	0.35	Sept. 1, 2022
			100,000	0.28	Apr. 6, 2023
			50,000	0.33	Oct. 17, 2023
Tony Wong(5)	369,180	*	10,000	0.65	May 1, 2019
			40,000	0.50	Apr. 7, 2020
			20,000	0.50	June 22, 2020
			120,000	0.20	June 2, 2021
			70,000	0.49	Jan. 12, 2022
			80,000	0.33	June 12, 2022
			100,000	0.35	Sept. 1, 2022
			100,000	0.28	Apr. 6, 2023
			50,000	0.33	Oct. 17, 2023
Michael Drozd	30,000	*	200,000	0.31	May 1, 2023
			50,000	0.33	Oct. 17, 2023

* Less than 1%.

(1) Mr. Gerald Panneton was appointed President and CEO effective October 10, 2018 and ceased to be President and CEO of the Company effective February 15, 2919.
(2) The equivalent of 284,310 of these common shares are held by Merit Holdings Ltd., a private company wholly owned and controlled by Mr. Lee. These common shares include the equivalent of 7,500,000 common shares underlying the equivalent of 7,500,000 units, and the equivalent of 3,000,000 common shares, issued to Mr. Lee in connection with those Debt Settlement Agreements with Linx as disclosed in the information under the heading “Item 7.B. Related Party Transactions”.

(3) These common shares are held by Sophir Asia Limited, a private company wholly owned and controlled by Mr. Igata.
(4) Mr. Louis Dione was appointed Director effective October 10, 2018 and ceased to be a Director of the Company effective February 28, 2019
(5) Mr. Wong was appointed Corporate Secretary effective February 3, 2014 and ceased to be Corporate Secretary of the Company effective February 22, 2919.

See “Description of Compensation Plan” for more details.

ITEM 7.
MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.
Major Shareholders

There are no entities who, to our knowledge, own beneficially, directly or indirectly, more than 5% of any class of our voting securities (other than as set forth in the directors’ and officers’ table).

Voting Rights

The Company’s major shareholders do not have different voting rights from our other shareholders.

Record Holders

As at March 27, 2019, there were 252 holders of record of our common shares, of which 72 were U.S. residents owning 813,525 (0.85%) of our outstanding common shares outstanding at that time.

Control

The Company is a publicly owned Canadian corporation, the shares of which are owned by Canadian residents, U.S. residents, and residents of other countries.

Change in Control

To the best of the Company’s knowledge, there are no arrangements the operation of which may result in a change in control of the Company.

B.
Related Party Transactions

The related party transactions of the Company since January 1, 2016 are presented below.

●
On October 10, 2018, the Company issued 1,000,000 common shares with a fair value of $0.35 per share to Gerald Panneton, our Former President and Chief Executive Officer, and a director of the Company, pursuant to the terms of the Employment Agreement entered into with Mr. Panneton. In fiscal year 2018, we paid salary of $91,026 to Mr. Panneton.

●
Linx Partners Ltd., a private company controlled by John Lee, our interim President, interim CEO and a director of the Company, has provided management and consulting services to the Company since April 7, 2015 (prior to that, from June 13, 2011, Mr. Lee’s management and consulting services were provided to the Company though Mau Capital Management LLC, another private company controlled by Mr. Lee). In fiscal year 2018, we paid $401,044 for management and consulting services rendered to the Company by Linx Partners Ltd. Linx Partners Ltd. provided a revolving credit facility for a maximum principal amount of $2.5 million, with a two-year term at a simple interest rate of 18% per annum. Prophecy fully paid the amount owing under the credit facility and subsequently terminated the same on November 28, 2017.

●
MaKevCo Consulting Inc., a private company 50% owned by Greg Hall, a director of the Company, provides consulting services to the Company. In fiscal year 2018, we paid $21,200 for consulting services rendered to the Company by MaKevCo Consulting Inc.

●
Sophir Asia Ltd., a private company controlled by Masa Igata, a director of the Company, provides consulting services to the Company. In fiscal year 2018, we paid $19,100 for consulting services rendered to the Company by Sophir Asia Ltd.

A summary of related party transactions by related party is as follows:
	Year Ended December 31,
Related parties	2018	2017	2016
Directors and officers	$1,265,152	$307,425	$280,160
Linx Partners Ltd.	401,044	363,781	210,000
MaKevCo Consulting Inc.	21,200	23,600	22,480
Sophir Asia Ltd.	19,100	19,700	20,380
	$1,706,496	$714,506	$533,020

A summary of the transactions by nature among the related parties is as follows:
	Year Ended December 31,
Related parties	2018	2017	2016
Consulting and management fees	$268,456	$247,525	$153,000
Directors' fees	70,378	60,600	63,240
Mineral properties	631,610	201,875	117,000
Salaries	736,052	204,506	199,780
	$1,706,496	$714,506	$533,020

As at December 31, 2018, amounts due to related parties were $4,634 (December 31, 2017 - $160,503), (December 31, 2016 – $366,269).

C.
Interests of Experts and Counsel

Not applicable.

ITEM 8.
FINANCIAL INFORMATION

A.
Consolidated Statements and Other Financial Information

Consolidated Financial Statements

The consolidated financial statements of the Company and the report of the independent registered public accounting firm, Davidson & Company LLP, are filed as part of this Annual Report under Item 18.

Legal or Arbitration Proceedings

Other than as disclosed below, the Company has not been involved in any legal or arbitration proceedings or regulatory actions which may have, or have had in the recent past, significant effects on the company’s financial position or profitability. The Company accrues for liabilities when it is probable and the amount can be reasonably estimated.

Red Hill Mongolia Tax Claim

During the year ended December 31, 2014, Red Hill was issued a letter from the Sukhbaatar District Tax Division notifying it of the results of the Sukhbaatar District Tax Division’s VAT inspection of Red Hill’s 2009-2013 tax imposition and payments that resulted in validating VAT credit of only MNT235,718,533 (approximately USD$100,000) from Red Hill’s claimed VAT credit of MNT2,654,175,507 (approximately USD$1.1 million). Red Hill disagreed with the Sukhbaatar District Tax Division’s findings as the tax assessment appeared to the Company to be unfounded. The Company disputed the Sukhbaatar District Tax Division’s assessment and submitted a complaint to the Capital City Tax Tribunal.

On March 24, 2015, the Capital City Tax Tribunal resolved to refer the matter back to the Sukhbaatar District Tax Division for revision and separation of the action between confirmation of Red Hill’s VAT credit, and the imposition of the penalty/deduction for the tax assessment. The Sukhbaatar District Tax Division appealed the Capital City Tax Tribunal’s resolution to the General Tax Tribunal office, but was denied on June 4, 2015 on procedural grounds. As a result, the Sukhbaatar District Tax Division implemented the Capital City Tax Tribunal’s resolution on June 25, 2015, finding: (1) with respect to confirmation of Red Hill’s VAT credit, that after inspection the amount was to be MNT235,718,533 (approximately USD$100,000); and (2) with respect to the imposition of the penalty/deduction for the tax assessment, that no penalty was to be issued but that Red Hill’s loss to be depreciated and reported to be MNT1,396,668,549 (approximately USD$580,000) in 2010 and MNT4,462,083,700 (approximately USD$1.8 million) in 2011.

The Company continued to dispute the Sukhbaatar District Tax Division’s assessment and delivered a complaint to Capital City Tax Tribunal on July 24, 2015. At this time, there is no change in the VAT claim. Red Hill submitted a complaint concerning the long delay to the General Tax office and the Ministry of Finance. Following the submittal, the City tax tribunal officer informed Red Hill that a hearing would be scheduled soon. Red Hill is working with its external legal counsel to provide additional documents to the City tax tribunal before the hearing to solidify its case.

ASC Bolivia Tax Claim

In connection with the transaction with Apogee, we agreed to assume within certain limitations all liabilities, including legal and tax liabilities associated with the Apogee Subsidiaries and the Pulacayo Project. During Apogee’s financial year ended June 30, 2014, it received notice from the Servicio de Impuestos Nacionales, the national tax authority in Bolivia, alleging that the Company’s wholly owned subsidiary ASC owes approximately Bs42,000,000 (approximately $8,121,918) of taxes, interest and penalties relating to a historical tax liability which occurred in 2004, prior to Apogee acquiring the subsidiary in 2011. Apogee disclosed that it was not aware of this historical liability, originally assessed by the tax authority at an amount equivalent to approximately $760,000 in 2004, and believes this notice was improperly provided. The Company continued to dispute the assessment and hired local legal counsel to pursue an appeal of the tax authority’s assessment on both substantive and procedural grounds. On May 26, 2015, the Company received a positive Resolution issued by the Bolivian Constitutional Court that among other things, declared null and void the previous Resolution of the Bolivian Supreme Court issued in 2011 (that imposed the tax liability on ASC) and sent the matter back to the Supreme Court to consider and issue a new Resolution. The Company plans to continue to vigorously defend its position and make submissions to the Supreme Court during the new hearing.

Dividend Policy

To date, we have not paid any dividends on our outstanding common shares and it is not contemplated that we will pay any dividends in the immediate or foreseeable future. It is our intention to use all available cash flow to finance further operations and exploration of our resource properties. Holders of our common shares will be entitled to receive dividends, if, as and when declared by the our Board out of profits, capital or otherwise.

There are no restrictions that could prevent us from paying dividends on our common shares except that we may not pay dividends if that payment would render us insolvent.

B.
Significant Changes

Subsequent to year end, on February 19, 2019, the Company announced that Gerald Panneton resigned as the President & Chief Executive Officer, and a director of the Company effective February 15, 2019. John Lee, Chairman and former Chief Executive Officer of the Company, was appointed to serve as Interim President & Chief Executive Officer. Also, in February 2019, the Company announced resignation of Louis Dionne as a director of the Company.

On March 7, 2019, the Company announced the appointment of Michael Doolin as the Company’s Chief Operating Officer and interim Chief Executive Officer, effective April 1, 2019. In this role, Mr. Doolin will manage Prophecy’s worldwide operations while collaborating with Prophecy’s executive chairman John Lee on investor marketing, fundraising and the Company’s overall strategic direction.

ITEM 9.
THE OFFER AND LISTING

A.
Offer and Listing Details

Our common shares are listed for trading on the TSX under the symbol “PCY”, the OTCQX under the symbol “PRPCF” and the Frankfurt Stock Exchange under the symbol “1P2N”.

B.
Plan of Distribution

Not applicable.

C.
Markets

Our common shares are listed for trading on the TSX, the OTCQX, and the Frankfurt Stock Exchange.

Our common shares were voluntarily delisted from the OTCQX on January 29, 2016 and began trading again on the OTCQX on February 27, 2018.

D.
Selling Shareholders

Not applicable.

E.
Dilution

Not applicable.

F.
Expenses of the Issue

Not applicable.

ITEM 10.
ADDITIONAL INFORMATION

A.
Share Capital

Not Applicable.

B.
Memorandum and Articles of Association

This information has been reported previously in the Company’s registration statement dated September 17, 2018 on Form 20-F as amended, under Commission file number: 000-55985, and has not changed.

C.
Material Contracts

●
the Mineral Lease Agreement dated June 22, 2017, between Prophecy and Janelle Dietrich, concerning the lease by the Company of those mining claims which constitute the Gibellini group of claims;

●
the Mineral Lease Agreement dated July 10, 2017 among Prophecy, Richard A. McKay, Nancy M. Minoletti and Pamela S. Scutt, concerning the lease by the Company of those mining claims which constitute the Louie Hill group of claims;

●
the Share Purchase Agreement dated February 7, 2018 among Prophecy, Medalist Capital Ltd. and 631208 B.C. Ltd., concerning the indirect acquisition of 105 unpatented lode mining claims located adjacent to the existing Gibellini Project through the acquisition of 1104002 B.C. Ltd and its subsidiary, VC Exploration (US) Inc.; and

●
the Amendment to the Mineral Lease Agreement dated April 19, 2018 between Prophecy and Janelle Dietrich, concerning the lease by the Company of those mining claims which constitute the Gibellini group of claims.

D.
Exchange Controls

There are no governmental laws, decrees, regulations or other legislation, including foreign exchange controls, in Canada which may affect the export or import of capital or that may affect the remittance of dividends, interest or other payments to non-resident holders of the Company’s securities. Any remittances of dividends to United States residents, however, are subject to a withholding tax pursuant to the Income Tax Act (Canada) and the Canada-U.S. Income Tax Convention (1980), each as amended. Remittances of interest to U.S. residents entitled to the benefits of such Convention are generally not subject to withholding taxes except in limited circumstances involving participating interest payments. Certain other types of remittances, such as royalties paid to U.S. residents, may be subject to a withholding tax depending on all of the circumstances.

E.
Taxation

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of common shares.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of common shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including, without limitation, specific tax consequences to a U.S. Holder under an applicable income tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences to U.S. Holders of the acquisition, ownership, and disposition of common shares. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each prospective U.S. Holder should consult its own tax advisors regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of common shares.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable, and, in each case, as in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied retroactively. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation.

U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of common shares that is for U.S. federal income tax purposes:

●
an individual who is a citizen or resident of the United States;

●
a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

●
an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●
a trust that (1) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a “functional currency” other than the U.S. dollar; (e) own common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) acquire common shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold common shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are required to accelerate the recognition of any item of gross income with respect to common shares as a result of such income being recognized on an applicable financial statement; or (i) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of the outstanding shares of the Company. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Income Tax Act (Canada) (the “Tax Act”); (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold common shares in connection with carrying on a business in Canada; (d) persons whose common shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of common shares.

If an entity or arrangement that is classified as a partnership (or other “pass-through” entity) for U.S. federal income tax purposes holds common shares, the U.S. federal income tax consequences to such entity or arrangement and the partners (or other owners or participants) of such entity or arrangement generally will depend on the activities of the entity or arrangement and the status of such partners (or owners or participants). This summary does not address the tax consequences to any such partner (or owner or participants). Partners (or other owners or participants) of entities or arrangements that are classified as partnerships or as “pass-through” entities for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of common shares.

Passive Foreign Investment Company Rules

PFIC Status of the Company

If the Company were to constitute a “passive foreign investment company” under the meaning of Section 1297 of the Code (a “PFIC”, as defined below) for any year during a U.S. Holder’s holding period, then certain potentially adverse rules may affect the U.S. federal income tax consequences to a U.S. Holder as a result of the acquisition, ownership and disposition of common shares. The Company believes that it was classified as a PFIC during the tax year ended December 31, 2017, and based on current business plans and financial expectations, the Company expects that it will be a PFIC for the current tax year and may be a PFIC in future tax years. No opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or is currently planned to be requested. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or any subsidiary of the Company) concerning its PFIC status. Each U.S. Holder should consult its own tax advisors regarding the PFIC status of the Company and each subsidiary of the Company. In any year in which the Company is classified as a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621 annually.

The Company generally will be a PFIC if, for a tax year, (a) 75% or more of the gross income of the Company is passive income (the “PFIC income test”) or (b) 50% or more of the value of the Company’s assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the “PFIC asset test”). “Gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation’s commodities are stock in trade or inventory, depreciable property used in a trade or business, or supplies regularly used or consumed in the ordinary course of its trade or business, and certain other requirements are satisfied.

For purposes of the PFIC income test and PFIC asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and PFIC asset test described above, and assuming certain other requirements are met, “passive income” does not include certain interest, dividends, rents, or royalties that are received or accrued by the Company from certain “related persons” (as defined in Section 954(d)(3) of the Code) also organized in Canada, to the extent such items are properly allocable to the income of such related person that is not passive income.

Under certain attribution rules, if the Company is a PFIC, U.S. Holders will generally be deemed to own their proportionate share of the Company’s direct or indirect equity interest in any company that is also a PFIC (a ‘‘Subsidiary PFIC’’), and will generally be subject to U.S. federal income tax on their proportionate share of (a) any “excess distributions,” as described below, on the stock of a Subsidiary PFIC and (b) a disposition or deemed disposition of the stock of a Subsidiary PFIC by the Company or another Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC. In addition, U.S. Holders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of common shares. Accordingly, U.S. Holders should be aware that they could be subject to tax under the PFIC rules even if no distributions are received and no redemptions or other dispositions of common shares are made.

Default PFIC Rules Under Section 1291 of the Code

If the Company is a PFIC for any tax year during which a U.S. Holder owns common shares, the U.S. federal income tax consequences to such U.S. Holder of the acquisition, ownership, and disposition of common shares will depend on whether and when such U.S. Holder makes an election to treat the Company and each Subsidiary PFIC, if any, as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or makes a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”). A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code (described below) with respect to (a) any gain recognized on the sale or other taxable disposition of common shares and (b) any “excess distribution” received on the common shares. A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder’s holding period for the common shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of common shares (including an indirect disposition of the stock of any Subsidiary PFIC), and any “excess distribution” received on common shares or with respect to the stock of a Subsidiary PFIC, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the respective common shares. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income (and not eligible for certain preferred rates). The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.

If the Company is a PFIC for any tax year during which a Non-Electing U.S. Holder holds common shares, the Company will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether the Company ceases to be a PFIC in one or more subsequent tax years. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above), but not loss, as if such common shares were sold on the last day of the last tax year for which the Company was a PFIC.

QEF Election

A U.S. Holder that makes a timely and effective QEF Election for the first tax year in which the holding period of its common shares begins generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to its common shares. A U.S. Holder that makes a timely and effective QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the net capital gain of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) the ordinary earnings of the Company, which will be taxed as ordinary income to such U.S. Holder. Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company. However, for any tax year in which the Company is a PFIC and has no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A U.S. Holder that makes a timely and effective QEF Election with respect to the Company generally (a) may receive a tax-free distribution from the Company to the extent that such distribution represents “earnings and profits” of the Company that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the common shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of common shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as “timely” if such QEF Election is made for the first year in the U.S. Holder’s holding period for the common shares in which the Company was a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year. If a U.S. Holder does not make a timely and effective QEF Election for the first year in the U.S. Holder’s holding period for the common shares, the U.S. Holder may still be able to make a timely and effective QEF Election in a subsequent year if such U.S. Holder meets certain requirements and makes a “purging” election to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such common shares were sold for their fair market value on the day the QEF Election is effective. If a U.S. Holder makes a QEF Election but does not make a “purging” election to recognize gain as discussed in the preceding sentence, then such U.S. Holder shall be subject to the QEF Election rules and shall continue to be subject to tax under the rules of Section 1291 discussed above with respect to its common shares. If a U.S. Holder owns PFIC stock indirectly through another PFIC, separate QEF Elections must be made for the PFIC in which the U.S. Holder is a direct shareholder and the Subsidiary PFIC for the QEF rules to apply to both PFICs.

A QEF Election will apply to the tax year for which such QEF Election is timely made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent tax year, the Company ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which the Company is not a PFIC. Accordingly, if the Company becomes a PFIC in another subsequent tax year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any subsequent tax year in which the Company qualifies as a PFIC.

U.S. Holders should be aware that there can be no assurances that the Company will satisfy the record keeping requirements that apply to a QEF, or that the Company will supply U.S. Holders with information that such U.S. Holders are required to report under the QEF rules, in the event that the Company is a PFIC. Thus, U.S. Holders may not be able to make a QEF Election with respect to their common shares. Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a QEF Election.

A U.S. Holder makes a QEF Election by attaching a completed IRS Form 8621, including a PFIC Annual Information Statement, to a timely filed United States federal income tax return. However, if the Company does not provide the required information with regard to the Company or any of its Subsidiary PFICs, U.S. Holders will not be able to make a QEF Election for such entity and will continue to be subject to the rules of Section 1291 of the Code discussed above that apply to Non-Electing U.S. Holders with respect to the taxation of gains and excess distributions.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the common shares are marketable stock. The common shares generally will be “marketable stock” if the common shares are regularly traded on (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and surveillance requirements, and meets other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange effectively promote active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

A U.S. Holder that makes a Mark-to-Market Election with respect to its common shares generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to such common shares. However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder’s holding period for the common shares for which the Company is a PFIC and such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the common shares.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the common shares, as of the close of such tax year over (b) such U.S. Holder’s adjusted tax basis in such common shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder’s adjusted tax basis in the common shares, over (b) the fair market value of such common shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in the common shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of common shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years). Losses that exceed this limitation are subject to the rules generally applicable to losses provided in the Code and Treasury Regulations.

A U.S. Holder makes a Mark-to-Market Election by attaching a completed IRS Form 8621 to a timely filed United States federal income tax return. A Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the common shares cease to be “marketable stock” or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to the common shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning, because such stock is not marketable. Hence, the Mark-to- Market Election will not be effective to avoid the application of the default rules of Section 1291 of the Code described above with respect to deemed dispositions of Subsidiary PFIC stock or excess distributions from a Subsidiary PFIC to its shareholder.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of common shares that would otherwise be tax- deferred (e.g., gifts and exchanges pursuant to corporate reorganizations). However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which common shares are transferred.

Certain additional adverse rules may apply with respect to a U.S. Holder if the Company is a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example, under Section 1298(b)(6) of the Code, a U.S. Holder that uses common shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such common shares.

Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult with its own tax advisors regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisors regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares.

General Rules Applicable to the Ownership and Disposition of Common Shares

The following discussion describes the general rules applicable to the ownership and disposition of the common shares but is subject in its entirety to the special rules described above under the heading “Passive Foreign Investment Company Rules.”

Distributions on Common Shares

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a common share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current and accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates if the Company is a PFIC for the tax year of such distribution or the preceding tax year. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the common shares and thereafter as gain from the sale or exchange of such common shares. (See “Sale or Other Taxable Disposition of Common Shares” below). However, the Company may not maintain the calculations of its earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder may have to assume that any distribution by the Company with respect to the common shares will constitute ordinary dividend income. Dividends received on common shares by corporate U.S. Holders generally will not be eligible for the “dividends received deduction.” Subject to applicable limitations and provided the Company is eligible for the benefits of the Canada-U.S. Tax Convention or the common shares are readily tradable on a United States securities market, dividends paid by the Company to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisors regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares

Upon the sale or other taxable disposition of common shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the U.S. dollar value of cash received plus the fair market value of any property received and such U.S. Holder’s tax basis in such common shares sold or otherwise disposed of. A U.S. Holder’s tax basis in common shares generally will be such holder’s U.S. dollar cost for such common shares. Gain or loss recognized on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, the common shares have been held for more than one year.

Preferential tax rates currently apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Additional Considerations

Additional Tax on Passive Income

Certain U.S. Holders that are individuals, estates or trusts (other than trusts that are exempt from tax) will be subject to a 3.8% tax on all or a portion of their “net investment income,” which includes dividends on the common shares and net gains from the disposition of the common shares. Further, excess distributions treated as dividends, gains treated as excess distributions under the PFIC rules discussed above, and mark-to-market inclusions and deductions are all included in the calculation of net investment income.

Treasury Regulations provide, subject to the election described in the following paragraph, that solely for purposes of this additional tax, that distributions of previously taxed income will be treated as dividends and included in net investment income subject to the additional 3.8% tax. Additionally, to determine the amount of any capital gain from the sale or other taxable disposition of common shares that will be subject to the additional tax on net investment income, a U.S. Holder who has made a QEF Election will be required to recalculate its basis in the common shares excluding QEF basis adjustments.

Alternatively, a U.S. Holder may make an election which will be effective with respect to all interests in a PFIC for which a QEF Election has been made and which is held in that year or acquired in future years. Under this election, a U.S. Holder pays the additional 3.8% tax on QEF income inclusions and on gains calculated after giving effect to related tax basis adjustments. U.S. Holders that are individuals, estates or trusts should consult their own tax advisors regarding the applicability of this tax to any of their income or gains in respect of the common shares.

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of common shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method of tax accounting. Each U.S. Holder should consult its own U.S. tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the common shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income that is subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, and subject to certain exceptions, a portion of the dividends paid by a foreign corporation will be treated as U.S. source income for U.S. foreign tax credit purposes, in proportion to its U.S. source earnings and profits, if U.S. persons own, directly or indirectly, 50 percent or more of the voting power or value of the foreign corporation’s shares. The amount of a distribution with respect to the common shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisors regarding the foreign tax credit rules.

Backup Withholding and Information Reporting

Under U.S. federal income tax law, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain thresholds. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their common shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, common shares will generally be subject to information reporting and backup withholding tax, at the rate of 24%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax and, under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisors regarding the information reporting and backup withholding rules.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF COMMON SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR OWN PARTICULAR CIRCUMSTANCES.

F.
Dividends and Paying Agents

Not Applicable.

G.
Statement by Experts

Not Applicable.

H.
Documents on Display

We are subject to the informational requirements of the Exchange Act and file reports and other information with the SEC. You may read and copy any of our reports and other information we file with the SEC, and obtain copies upon payment of any prescribed fees from the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. In addition, the SEC maintains a website that contains reports and other information regarding registrants that file electronically with the SEC at http://www.sec.gov. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

The documents concerning us referred to in this Annual Report may be viewed during normal business hours at our executive offices at Suite 1610 – 409 Granville Street, Vancouver, British Columbia, V6C 1T2.

We are required to file reports and other information with the securities commissions in Canada. You are invited to read and copy any reports, statements or other information, other than confidential filings, that we file with the provincial securities commissions. These filings are also electronically available from SEDAR at www.sedar.com, the Canadian equivalent of the SEC’s electronic document gathering and retrieval system.

I.
Subsidiary Information

Not applicable.

ITEM 11.
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

(a)
Quantitative Information about market risk

Market Risk

The significant market risks to which the Company is exposed are interest rate risk, foreign currency risk, and commodity and equity price risk. Despite some signs of improvement, market challenges for commodities and mining sector equities continued during the first part of the year. These economic conditions create uncertainty particularly over the price of vanadium, silver and coal, the exchange rate between Canadian and US dollars and the timing of any further recovery remains uncertain.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company’s cash and cash equivalents primarily include highly liquid investments that earn interest at market rates that are fixed to maturity. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have significant impact on the fair values of the financial instruments as of December 31, 2018. The Company manages interest rate risk by maintaining an investment policy that focuses primarily on preservation of capital and liquidity.

Foreign Currency Risk

The Company is exposed to foreign currency risk to the extent that monetary assets and liabilities held by the Company are not denominated in Canadian dollars. The Company has exploration projects in the United States, Bolivia and Mongolia and undertakes transactions in various foreign currencies. The Company is therefore exposed to foreign currency risk arising from transactions denominated in a foreign currency and the translation of financial instruments denominated in US dollar, Bolivian Boliviano and Mongolian Tugrik into its reporting currency, the Canadian dollar.

Based on the above, net exposures as at December 31, 2018, with other variables unchanged, a 10% (December 31, 2017 – 10%, December 31, 2016 – 10%) strengthening (weakening) of the Canadian dollar against the Mongolian tugrik would impact net loss with other variables unchanged by $44,000. A 10% strengthening (weakening) of the Canadian dollar against the Bolivian boliviano would impact net loss with other variables unchanged by $811,000. A 10% strengthening (weakening) of the US dollar against the Canadian dollar would impact net loss with other variables unchanged by $60,000. The Company currently does not use any foreign exchange contracts to hedge this currency risk.

Commodity and Equity Price Risk

Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. Commodity prices fluctuate on a daily basis and are affected by numerous factors beyond the Company’s control. The supply and demand for these commodities, the level of interest rates, the rate of inflation, investment decisions by large holders of commodities including governmental reserves and stability of exchange rates can all cause significant fluctuations in prices. Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems and political developments.

The Company is also exposed to price risk with regards to equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market.

The Company closely monitors commodity prices, individual equity movements and the stock market to determine the appropriate course of action to be taken by the Company. Fluctuations in value may be significant.

Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is exposed to credit risk primarily associated to cash and cash equivalents and receivables. The carrying amount of assets included on the statements of financial position represents the maximum credit exposure.

ITEM 12.
DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.-C.

Not applicable.

D.
American Depository Receipts

The Company does not have securities registered as American Depository Receipts.

PART II

ITEM 13.
DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.
MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.
CONTROLS AND PROCEDURES

A.
Disclosure Controls and Procedures

An evaluation was performed under the supervision and with the participation of the Company’s Audit Committee and management, including the Company’s CEO and the Company’s CFO, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures pursuant to Rules 13a-15(b) and 15d-15(b) of the U.S. Exchange Act as of December 31, 2018. Based on their evaluation, the Company’s CEO and CFO have concluded that the disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the U.S. Exchange Act is, (a) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (b) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

B.
Management’s Annual Report on Internal Control Over Financial Reporting

The Company’s management, including the Company’s CEO and CFO, is responsible for establishing and maintaining adequate internal control over the Company’s internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the U.S. Exchange Act. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with U.S. GAAP. The Company’s internal control over financial reporting includes policies and procedures that: pertain to the maintenance of records that, in reasonable detail accurately and fairly reflect the transactions and disposition of assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of the consolidated financial statements in accordance with U.S. GAAP and that receipts and expenditures are being made only in accordance with authorization of management and directors of the Company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the consolidated financial statements.

Because of their inherent limitations, internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. Furthermore, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management (with the participation of the CEO and the CFO) conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2018. This evaluation was based on the criteria set forth in the 2013 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its assessment, management has concluded that the Company’s internal control over financial reporting was effective during the year ended December 31, 2018, and management’s assessment did not identify any material weaknesses.

C.
Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, which permits the company to provide only management’s report in this Annual Report. The Dodd-Frank Act permits a “non-accelerated filer” to provide only management’s report on internal control over financial reporting in an Annual Report and omit an attestation report of the issuer’s registered public accounting firm regarding management’s report on internal control over financial reporting.

D.
Changes in Internal Control Over Financial Reporting

Based upon their evaluation of our controls, our CEO and CFO have concluded that there were no significant changes in our internal control over financial reporting or in other factors during our last fiscal year that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.
[RESERVED]

Not applicable.

ITEM 16A.
AUDIT COMMITTEE FINANCIAL EXPERT

The Company's Board has determined that Mr. Greg Hall, Chairman of the Audit Committee possesses the educational and professional qualifications as well as the experience to qualify as an “Audit Committee Financial Expert” as defined in Item 407(d)(5) of Regulation S-K under the Exchange Act. Mr. Hall does not meet the criteria for independence of an audit committee member established under SEC Rule 10A-3. In addition, the Company believes that the other members of the Audit Committee are capable of analyzing and evaluating the financial statements and understanding internal controls and procedures for financial reporting.

ITEM 16B.
CODE OF ETHICS

The Company has adopted a Code of Ethics found at Appendix 4 of the Company’s Corporate Governance Policies and Procedures Manual, that applies to all directors, senior officers and employees of the Company including the CEO and CFO.

Shareholders may request a copy of the Code of Ethics by written request directed to Prophecy Development Corp., Suite 1610, 409 Granville Street, Vancouver, British Columbia, Canada V6C 1T2 or by reference to the Company’s website – www.prophecydev.com.

There have been no waivers or amendments to the Code of Ethics during the year ended December 31, 2018.

ITEM 16C.
PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table shows the aggregate amounts billed to the Company by Davidson & Company LLP and its affiliates, Chartered Accountants, the Company’s principal auditors for the two fiscal years ended December 31, 2018 for audit fees, audit related fees, tax fees and all other fees:

	Year Ended December 31, 2018(4)	Year Ended December 31, 2017
Audit Fees (1)	$100,000	$100,000
Audit-Related Fees (2)	52,340	20,000
Tax Fees (3)	13,000	15,000
All Other Fees	Nil	Nil

Total	$165,340	$135,000

(1) “Audit Fees” represent fees for the audit of the annual consolidated financial statements, and review in connection with the statutory and regulatory filings.
(2) “Audit Related Fees” represent fees for assurance and related services that are related to the performance of the audit.
(3) “Tax Fees” represent fees for tax compliance, tax advice and planning.
(4) Fees for the year ended December 31, 2018, are based, in part, upon estimates received by Prophecy Development Corp. as final invoices are yet to be rendered as of the date of this Annual Report.

ITEM 16D.
EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.
PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.
CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.
CORPORATE GOVERNANCE

Not applicable.

ITEM 16H.
MINE SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities with respect to mining operations and properties in the United States that are subject to regulation by the Federal Mine Safety and Health Administration (the “MSHA”) under the Federal Mine Safety and Health Act of 1977 (the “Mine Act”). During the year ended December 31, 2018, the Company had no operating mines in the United States that were subject to regulation by the MSHA under the Mine Act.

PART III

ITEM 17.
FINANCIAL STATEMENTS

Not applicable.

ITEM 18.
FINANCIAL STATEMENTS

Document	Page 59
Audited Financial Statements of the Company for the years ended December 31, 2018 and 2017	F-1 - F-41

ITEM 19.
EXHIBITS

Exhibit Number	Description
1.1	Articles of Incorporation (incorporated by reference from our Registration Statement on Form 20-F filed with the SEC on June 27, 2018 (SEC File No.: 377-02144)
4.1
Debt Settlement Agreement dated January 13, 2017 among Prophecy, Linx and John Lee (incorporated by reference from our Registration Statement on Form 20-F filed with the SEC on June 27, 2018 (SEC File No.: 377-02144)

4.2
Mineral Lease Agreement dated June 22, 2017 between Prophecy and Janelle Dietrich (incorporated by reference from our Registration Statement on Form 20-F filed with the SEC on June 27, 2018 (SEC File No.: 377-02144)

4.3
Mineral Lease Agreement dated July 10, 2017 among Prophecy, Richard A. McKay, Nancy M. Minoletti and Pamela S. Scutt (incorporated by reference from our Registration Statement on Form 20-F filed with the SEC on June 27, 2018 (SEC File No.: 377-02144)

4.4
Share Purchase Agreement dated February 7, 2018 among Prophecy, Medalist Capital Ltd. and 631208 B.C. Ltd. (incorporated by reference from our Registration Statement on Form 20-F filed with the SEC on June 27, 2018 (SEC File No.: 377-02144)

4.5	Amendment to the Mineral Lease Agreement dated April 19, 2018 between Prophecy and Janelle Dietrich
4.6	Share-Based Compensation Plan (incorporated by reference from our Registration Statement on Form 20-F filed with the SEC on June 27, 2018 (SEC File No.: 377-02144)
4.7	English Summary of Pulacayo Joint Venture Agreement
8.1	List of Subsidiaries (incorporated by reference from our Registration Statement on Form 20-F filed with the SEC on June 27, 2018 (SEC File No.: 377-02144)
12.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

PROPHECY DEVELOPMENT CORP.

Date: March 29, 2019	By:	/s/ John Lee
John Lee
Interim President and Chief Executive Officer

Annual Consolidated Financial Statements
For the years ended December 31, 2018, 2017 and 2016
(Expressed in Canadian Dollars)

TABLE OF CONTENTS

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING		F-1
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM		F-2

Consolidated Statements of Financial Position		F-3
Consolidated Statements of Operations and Comprehensive Loss		F-4
Consolidated Statements of Changes in Equity		F-5
Consolidated Statements of Cash Flows		F-6

1	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS	F-7
2	BASIS OF PRESENTATION	F-7
3	BASIS OF CONSOLIDATION	F-7
4	CHANGES IN ACCOUNTING POLICIES	F-8
5	SIGNIFICANT JUDGMENTS, ESTIMATES AND ASSUMPTIONS	F-9
6	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES	F-12
7	SEGMENTED INFORMATION	F-17
8	CASH AND CASH EQUIVALENTS	F-18
9	RECEIVABLES	F-18
10	PREPAID EXPENSES	F-18
11	MARKETABLE SECURITIES	F-19
12	EQUIPMENT	F-19
13	MINERAL PROPERTIES	F-21
14	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES	F-25
15	CREDIT FACILITY	F-25
16	PROVISION FOR CLOSURE AND RECLAMATION	F-26
17	TAX PROVISION	F-27
18	SHARE CAPITAL	F-31
19	CAPITAL RISK MANAGEMENT	F-35
20	FAIR VALUE MEASUREMENTS AND FINANCIAL INSTRUMENTS	F-35
21	FINANCIAL RISK MANAGEMENT DISCLOSURES	F-36
22	RELATED PARTY DISCLOSURES	F-38
23	KEY MANAGEMENT PERSONNEL COMPENSATION	F-39
24	SUPPLEMENTAL CASH FLOW INFORMATION	F-39
25	COMMITMENTS	F-40
26	CONTINGENCIES	F-40
27	EVENTS AFTER THE REPORTING DATE	F-41

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The annual audited consolidated financial statements (the “Annual Financial Statements”), the notes thereto, and other financial information contained in the accompanying Management’s Discussion and Analysis (“MD&A”) have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and are the responsibility of the management of Prophecy Development Corp. The financial information presented elsewhere in the MD&A is consistent with the data that is contained in the Annual Financial Statements. The Annual Financial Statements, where necessary, include amounts which are based on the best estimates and judgment of management.

In order to discharge management’s responsibility for the integrity of the Annual Financial Statements, the Company maintains a system of internal accounting controls. These controls are designed to provide reasonable assurance that the Company’s assets are safeguarded, transactions are executed and recorded in accordance with management’s authorization, proper records are maintained and relevant and reliable financial information is produced. These controls include maintaining quality standards in hiring and training of employees, policies and procedures manuals, a corporate code of conduct and ethics and ensuring that there is proper accountability for performance within appropriate and well-defined areas of responsibility. The system of internal controls is further supported by a compliance function, which is designed to ensure that we and our employees comply with securities legislation and conflict of interest rules.

The Board of Directors is responsible for overseeing management’s performance of its responsibilities for financial reporting and internal control. The Audit Committee, which is composed of non-executive directors, meets with management as well as the external auditors to ensure that management is properly fulfilling its financial reporting responsibilities to the Board who approve the Annual Financial Statements. The external auditors have full and unrestricted access to the Audit Committee to discuss the scope of their audits and the adequacy of the system of internal controls, and to review financial reporting issues.

The external auditors, Davidson & Company LLP, have been appointed by the Company’s shareholders to render their opinion on the Annual Financial Statements and their report is included herein.

“John Lee”	“Irina Plavutska”
--------------------------------------	-----------------------------------------
John Lee, Interim Chief Executive Officer	Irina Plavutska, Chief Financial Officer
         Vancouver, British Columbia

March 29, 2019

  REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of
Prophecy Development Corp.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Prophecy Development Corp. (the “Company”), as of December 31, 2018, 2017 and 2016, and the related consolidated statements of operations and comprehensive loss, changes in equity, and cash flows for the years ended December 31, 2018, 2017 and 2016, and the related notes (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, 2017 and 2016,, and the results of its operations and its cash flows for the years ended December 31, 2018, 2017 and 2016 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatements of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2013.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Professional Accountants

March 29, 2019

PROPHECY DEVELOPMENT CORP.
Consolidated Statements of Financial Position
(Expressed in Canadian Dollars)

As at		December 31,	December 31,	December 31,
	Notes	2018	2017	2016
Assets
Current assets
Cash and cash equivalents	8	$5,304,097	$4,100,608	$21,648
Receivables	9	36,399	34,653	91,565
Prepaid expenses	10	123,272	140,610	200,526
Marketable securities	11	-	205,600	176,000
		5,463,768	4,481,471	489,739
Non-current assets
Restricted cash equivalents	8	34,500	34,500	-
Reclamation deposits		21,055	21,055	21,055
Equipment	12	101,162	531,911	917,607
Mineral properties	13	3,643,720	13,299,906	26,399,708
		$9,264,205	$18,368,843	$27,828,109
Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities	14	$1,636,786	$1,895,983	$2,658,018
Credit facility	15	-	-	1,071,560
		1,636,786	1,895,983	3,729,578
Non-current liabilities
Provision for closure and reclamation	16	265,239	244,323	242,347
Tax provision	17	8,121,918	7,541,016	7,060,691
		10,023,943	9,681,322	11,032,616
Equity
Share capital	18	173,819,546	165,862,805	156,529,025
Reserves		23,413,830	22,621,202	21,482,133
Accumulated other comprehensive income/(loss)		-	12,160	-
Deficit		(197,993,114)	(179,808,646)	(161,215,665)
		(759,738)	8,687,521	16,795,493
		$9,264,205	$18,368,843	$27,828,109

Approved on behalf of the Board:
"John Lee"	"Greg Hall"
John Lee, Director	Greg Hall, Director

Commitments (Note 25)
Contingencies (Note 26)
Events after the reporting date (Note 27)
The accompanying notes form an integral part of these consolidated financial statements.

PROPHECY DEVELOPMENT CORP.
Consolidated Statements of Operations and Comprehensive Loss
(Expressed in Canadian Dollars)

		Years Ended December 31,
	Notes	2018	2017	2016
General and Administrative Expenses
Advertising and promotion		$471,230	$101,512	$50,125
Consulting and management fees	22	255,610	751,612	215,438
Depreciation and accretion		28,024	8,823	65,175
Director fees	22	70,378	60,600	63,240
Insurance		55,546	52,566	55,756
Office and administration		137,289	89,808	119,595
Professional fees		428,884	194,912	122,230
Salaries and benefits	22	827,168	260,710	256,020
Share-based payments	18	553,430	599,117	197,889
Stock exchange and shareholder services		239,319	163,229	107,045
Travel and accommodation		231,505	98,476	81,974
		(3,298,383)	(2,381,365)	(1,334,487)
Other Items
Costs in excess of recovered coal		(94,335)	(109,187)	(290,736)
Finance cost		-	(8,111)	(317,056)
Foreign exchange gain/(loss)		(412,663)	(188,464)	6,185
Interest expense		-	(21,066)	(258,640)
(Impairment)/recovery of mineral property	13	(13,994,970)	(14,829,267)	195,079
Impairment of prepaid expenses	10	(26,234)	(57,420)	-
Impairment of equipment	12	(425,925)	(159,666)	-
Impairment of receivables	9	(21,004)	(61,202)	-
(Loss)/gain on sale of marketable securities	11	(91,890)	(22,810)	59,698
Loss on sale of equipment		-	(1,681)	(67,348)
(Loss)/gain on debt settlement	22, 18	50,000	(752,742)	-
Other income	12	130,936	-	-
		(14,886,085)	(16,211,616)	(672,818)
Net Loss for Year		(18,184,468)	(18,592,981)	(2,007,305)
Fair value gain/(loss) on marketable securities	11	(81,000)	12,160	-
Reclassification adjustment for realized loss on
marketable securities	11	68,840	-	-
Comprehensive Loss for Year		$(18,196,628)	$(18,580,821)	$(2,007,305)
Loss Per Common Share, basic and diluted		$(0.23)	$(0.33)	$(0.05)
Weighted Average Number of Common Shares Outstanding		78,445,396	55,760,700	42,120,040

The accompanying notes form an integral part of these consolidated financial statements.

PROPHECY DEVELOPMENT CORP.
Consolidated Statements of Changes in Equity
(Expressed in Canadian Dollars)

	Number of Shares	Share Capital	Reserves	Accumulated Other Comprehensive Income	Deficit	Total
Balance, December 31, 2015	34,274,743	$153,281,631	$21,205,698	$-	$(159,208,360)	$15,278,969
Private placements, net of share issue costs	2,827,350	942,746	10,183	-	-	952,929
Debt Settlements	10,974,437	2,304,648	-	-	-	2,304,648
Share-based payments	-	-	266,252	-	-	266,252
Loss for the year	-	-	-	-	(2,007,305)	(2,007,305)
Balance, December 31, 2016	48,076,530	$156,529,025	$21,482,133	$-	$(161,215,665)	$16,795,493
Private placements, net of share issue costs	20,775,060	6,527,619	337,190	-	-	6,864,809
Shares issued on acquisition of property	200,000	96,200	-	-	-	96,200
Debt Settlements	4,019,130	2,039,269	-	-	-	2,039,269
Share bonus to personnel	390,000	190,320	-	-	-	190,320
Share compensation for services	984,200	344,470	-	-	-	344,470
Exercise of stock options	126,870	65,252	(14,567)	-	-	50,685
Exercise of warrants	150,000	70,650	(10,650)	-	-	60,000
Share-based payments	-	-	827,096	-	-	827,096
Loss for the year	-	-	-	-	(18,592,981)	(18,592,981)
Unrealized gain on marketable securities	-	-	-	12,160	-	12,160
Balance, December 31, 2017	74,721,790	$165,862,805	$22,621,202	$12,160	$(179,808,646)	$8,687,521
Private placements, net of share issue costs	16,061,417	6,096,621	-	-	-	6,096,621
Warrants issued for mineral property	-	-	181,944	-	-	181,944
Exercise of stock options	87,500	39,500	(15,350)	-	-	24,150
Exercise of warrants	3,445,420	1,470,620	(132,453)	-	-	1,338,167
Bonus shares	1,000,000	350,000	-	-	-	350,000
Share-based payments	-	-	758,487	-	-	758,487
Loss for the year	-	-	-	-	(18,184,468)	(18,184,468)
Unrealized loss on marketable securities	-	-	-	(12,160)	-	(12,160)
Balance, December 31, 2018	95,316,127	$173,819,546	$23,413,830	$-	$(197,993,114)	$(759,738)

The accompanying notes form an integral part of these consolidated financial statements.

PROPHECY DEVELOPMENT CORP.
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

	Years Ended December 31,
	2018	2017	2016

Operating Activities
Net loss for year	$(18,184,468)	$(18,592,981)	$(2,007,305)
Adjustments to reconcile net loss to net cash flows:
Depreciation and accretion	28,024	8,823	65,175
Share-based payments	553,430	599,117	197,889
Finance cost	-	8,111	317,056
Interest costs	-	21,066	258,640
Unrealized foreign exchange (gain)/loss	580,902	480,325	(227,164)
Share compensation for services	350,000	344,470	-
Impairment/(recovery) of mineral property	13,994,970	14,829,267	(195,079)
Impairment of prepaid expenses	26,234	57,420	-
Impairment of property and equipment	425,925	159,666	-
Impairment of receivables	21,004	61,202	-
Loss/(gain) on sale of marketable securities	91,890	22,810	(59,698)
Loss on sale of equipment	-	1,681	67,348
Loss on debt settlement	-	752,742	-
	(2,112,089)	(1,246,281)	(1,583,138)
Working capital adjustments
Receivables	(22,750)	(4,290)	308,724
Prepaid expenses	(8,896)	2,496	9,231
Accounts payable and accrued liabilities	(482,952)	540,844	811,583
	(514,598)	539,050	1,129,538
Cash Used in Operating Activities	(2,626,687)	(707,231)	(453,600)

Investing Activities
Cash received from GIC redemption	-	-	34,500
Purchase of GIC	-	(34,500)	-
Net (purchases)/proceeds from marketable securities	101,550	(40,250)	59,698
Proceeds from sale of property and equipment	-	-	12,331
Purchase of property and equipment	(120,416)	(515,609)	-
Mineral property acquisition and expenditures	(3,609,896)	(1,398,207)	(712,901)
Cash Used in Investing Activities	(3,628,762)	(1,988,566)	(606,372)

Financing Activities
Funds borrowed under credit facility	-	163,405	341,116
Credit facilities paid	-	(343,076)	(234,714)
Interest paid	-	(21,066)	(11,253)
Proceeds from share issuance, net of share issue costs	6,096,621	6,864,809	952,929
Proceeds from exercise of options	24,150	50,685	-
Proceeds from exercise of warrants	1,338,167	60,000	-
Cash Provided by Financing Activities	7,458,938	6,774,757	1,048,078
Net Increase (Decrease) in Cash	1,203,489	4,078,960	(11,894)
Cash - beginning of year	4,100,608	21,648	33,542
Cash - end of year	$5,304,097	$4,100,608	$21,648
Supplemental cash flow information (Note 24)

The accompanying notes form an integral part of these consolidated financial statements.

PROPHECY DEVELOPMENT CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2018, 2017 and 2016
(Expressed in Canadian Dollars)

1.
DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Prophecy Development Corp. (“Prophecy” or the “Company”) is incorporated under the laws of the province of British Columbia, Canada. The Company’s common shares (the “Shares”) are listed for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “PCY”, the OTCQX® Best Market under the symbol “PRPCF”, and the Frankfurt Stock Exchange under the symbol “1P2N”.

Prophecy Development Corp. is an exploration and development stage company focusing on the development of its Gibellini vanadium project, the Company’s only material property. In Nevada, the Company currently holds a 100% interest in the Gibellini Project, which it aims to make the first operating primary vanadium mine in North America. The Company also has a 100% interest in the Titan vanadium-titanium-iron property located in Ontario, Canada, a 100% interest in the Ulaan Ovoo coal property located in Selenge province, Mongolia and a 100% interest in the Chandgana Tal coal property and Khavtgai Uul coal property located in Khentii province, Mongolia. The Company also holds the land use right and construction license for the Chandgana 600MW Coal-Fired Mine Mouth Power Plant project located in Khentii province, Mongolia. The Company also holds a mining joint venture interest in the Pulacayo Paca silver-lead-zinc property located in Quijarro province, Bolivia.

The Company maintains its registered and records office at Suite 1610 – 409 Granville Street, Vancouver, British Columbia, Canada, V6C 1T2.

These consolidated audited annual financial statements have been prepared under the assumption that the Company is a going concern. The Company currently does not generate any revenue and is dependent on raising additional funds through of equity, debt, disposition of assets, or some combination thereof, to continue the advancement of the Company’s projects. Existing working capital is expected to be sufficient to cover non-discretionary operating expenditures for the next twelve months.

2.
BASIS OF PRESENTATION

These Annual Financial Statements have been prepared in accordance with International Financial Reporting Standards, (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The preparation of financial statements in compliance with IFRS requires the use of certain critical accounting estimates. It also requires the Company’s management to exercise judgment in applying the Company’s accounting policies. The areas where significant judgments and estimates have been made in preparing these Annual Financial Statements and their effect are disclosed in Note 5.

These Annual Financial Statements have been prepared on a historical cost basis, except for financial instruments classified as marketable securities and fair value through profit or loss (“FVTPL”), which are stated at their fair values. These Annual Financial Statements have been prepared using the accrual basis of accounting except for cash flow information. These Annual Financial Statements are presented in Canadian Dollars, except where otherwise noted.

The accounting policies set out in Note 6 have been applied consistently by the Company and its subsidiaries to all periods presented.

The Annual Consolidated Financial Statements were reviewed by the Audit Committee and approved and authorized for issue by the Board of Directors on March 29, 2019.

3.
BASIS OF CONSOLIDATION

The Annual Financial Statements comprise the financial statements of the Company and its wholly owned and partially-owned subsidiaries as at December 31, 2018. Subsidiaries are consolidated from the date of acquisition, being the date on which the Company obtains control, and continue to be consolidated until the date when such control ceases. Effects of transactions between related companies are eliminated on consolidation. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company. Accounting policies of the subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company.

PROPHECY DEVELOPMENT CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2018, 2017 and 2016
(Expressed in Canadian Dollars)

3.
BASIS OF CONSOLIDATION (cont’d…)

The Company’s most significant subsidiaries at December 31, 2018 are presented in the following table:

Subsidiary	Location	Ownership interest	Operations and Projects Owned

Vanadium Gibellini Company LLC	USA	100%	Gibellini project
VC Exploration (US) Inc,	USA	100%	Gibellini project
0912601 B.C. Ltd.	Canada	100%	Titan project
Apogee Minerals Bolivia S. A.	Bolivia	98%	Pulacayo project
ASC Holdings Limited	Bolivia	100%	Pulacayo project
Red Hill Mongolia LLC	Mongolia	100%	Ulaan Ovoo mine
Chandgana Coal LLC	Mongolia	100%	Chandgana project

4.
CHANGES IN ACCOUNTING POLICIES

The following standards have been published and are mandatory for the Company’s annual accounting periods no earlier than January 1, 2018:

On January 1, 2018, the Company adopted IFRS 9 – Financial Instruments ("IFRS 9") which replaced IAS 39 – Financial Instruments: Recognition and Measurement. IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking 'expected loss' impairment model. IFRS 9 also includes significant changes to hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018. The Company adopted the standard retrospectively. IFRS 9 did not impact the Company's classification and measurement of financial assets and liabilities.

The following summarizes the significant changes in IFRS 9 compared to the current standard:

●
IFRS 9 uses a single approach to determine whether a financial asset is classified and measured at amortized cost or fair value. The classification and measurement of financial assets is based on the Company's business models for managing its financial assets and whether the contractual cash flows represent solely payments for principal and interest. The change did not impact the carrying amounts of any of the Company’s financial assets on the transition date. Prior periods were not restated, and no material changes resulted from adopting this new standard.

●
The adoption of the new "expected credit loss" impairment model under IFRS 9, as opposed to an incurred credit loss model under IAS 39, had no impact on the carrying amounts of our financial assets on the transition date given the Company transacts exclusively with large international financial institutions and other organizations with strong credit ratings.

The Company’s financial instruments are accounted for as follows under IFRS 9 as compared to the Company’s previous policy in accordance with IAS 39.

January 1, 2018
	IAS 39	IFRS 9
Assets
Cash	Fair value through profit or loss	Fair value through profit or loss
Restricted cash equivalents	Amortized cost	Amortized cost
Receivables	Amortized cost	Amortized cost
Marketable securities	Fair value through other comprehensive income	Fair value through other comprehensive income
Liabilities
Accounts payable and accrued liabilities	Amortized cost	Amortized cost

PROPHECY DEVELOPMENT CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2018, 2017 and 2016
(Expressed in Canadian Dollars)

4.
CHANGES IN ACCOUNTING POLICIES (cont’d...)

Under IFRS 9, the Company’s equity marketable securities are designated as financial assets at fair value through other comprehensive income or loss. Upon adoption of IFRS 9, The Company has made an irrevocable election to recognize changes in fair value of marketable securities through other comprehensive income or loss as they are not considered to be held for trading.

IFRS 15 ‘Revenue from Contracts with Customers’ (“IFRS 15”) – Effective January 1, 2018, the Company has adopted IFRS 15. ’This standard contains a single model that applies to contracts with customers and two approaches to recognising revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The adoption of this standard had no impact on the Company’s financial statements as the Company is not currently generating any significant revenue.

IFRS 16 Leases (“IFRS 16”) - IFRS 16 replaces IAS 17 and applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to the current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted for entities that apply IFRS 15. The Company plans to apply IFRS 16 at the date it becomes effective. The Company is assessing this standard including identifying and reviewing contracts that are impacted. The Company expects that the standard will increase assets and related liabilities and increase disclosure.

There are other new standards, amendments to standards and interpretations that have been published and are not yet effective. The Company believes they will have no material impact to its consolidated financial statements.

5.
SIGNIFICANT JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of a company’s financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continually evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results could differ from these estimates.

5.1
Significant Judgments

The significant judgments that the Company’s management has made in the process of applying the Company’s accounting policies, apart from those involving estimation uncertainties (Annual financial statements 5.2), that have the most significant effect on the amounts recognized in the Annual Financial Statements include, but are not limited to:

(a)
Functional currency determination

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment. Management has determined the functional currency of all entities to be the Canadian dollar.

(b)
Economic recoverability and probability of future economic benefits of exploration, evaluation and development costs

Management has determined that exploratory drilling, evaluation, development and related costs incurred which have been capitalized are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geologic and metallurgic

PROPHECY DEVELOPMENT CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2018, 2017 and 2016
(Expressed in Canadian Dollars)

5.
SIGNIFICANT JUDGMENTS, ESTIMATES AND ASSUMPTIONS (cont’d...)

5.1
Significant Judgments (cont’d...)

(b)
Economic recoverability and probability of future economic benefits of exploration, evaluation and development costs (cont’d...)

information, history of conversion of mineral deposits to proven and probable reserves, scoping, prefeasibility and feasibility studies, assessable facilities, existing permits and life of mine plans.

Management has determined that during the year ended December 31, 2017, none of the Company’s silver and vanadium projects have reached technical feasibility and commercial viability and therefore remain within Mineral Properties on the Statement of Financial Position.

(c)
Impairment assessment of deferred exploration interests

The Company considers both external and internal sources of information in assessing whether there are any indications that mineral property interests are impaired. External sources of information the Company considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of mineral property interest. Internal sources of information the Company considers include the manner in which mineral properties and plant and equipment are being used or are expected to be used and indications of economic performance of the assets.

During the year ended December 31, 2018, the Company wrote-off $13,994,970 of capitalized mineral property costs (Note 13).

(d)
Deferred Tax Liability

Judgement is required to determine which types of arrangements are considered to be a tax on income in contrast to an operating cost. Judgement is also required in determining whether deferred tax liabilities are recognised in the statement of financial position. Deferred tax liabilities, including those arising from un-utilised tax gains, require management to assess the likelihood that the Company will generate sufficient taxable losses in future periods, in order to offset recognised deferred tax liabilities. Assumptions about the generation of future taxable losses depend on management’s estimates of future cash flows. These estimates of future taxable losses are based on forecast cash flows from operations (which are impacted by production and sales volumes, commodity prices, reserves, operating costs, closure and rehabilitation costs, capital expenditure, and other capital management transactions) and judgement about the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable losses differ significantly from estimates, the ability of the Company to offset the net deferred tax liabilities recorded at the reporting date could be impacted.

5.2
Estimates and Assumptions

The Company bases its estimates and assumptions on current and various other factors that it believes to be reasonable under the circumstances. Management believes the estimates are reasonable; however, actual results could differ from those estimates and could impact future results of operations and cash flows. The areas which require management to make significant estimates and assumptions in determining carrying values include, but are not limited to:

(a)
Mineral reserves

The recoverability of the carrying value of the mineral properties is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas of interest.

PROPHECY DEVELOPMENT CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2018, 2017 and 2016
(Expressed in Canadian Dollars)

5.
SIGNIFICANT JUDGMENTS, ESTIMATES AND ASSUMPTIONS (cont’d...)

5.2
Estimates and Assumptions (cont’d...)

(b)
Depreciation

Significant judgment is involved in the determination of useful life and residual values for the computation of depreciation, depletion and amortization and no assurance can be given that actual useful lives and residual values will not differ significantly from current assumptions.

(c)
Impairment

The carrying value of long-lived assets are reviewed each reporting period to determine whether there is any indication of impairment. If the carrying amount of an asset exceeds its recoverable amount, the asset is impaired, and an impairment loss is recognized in the consolidated statement of operations. The assessment of fair values, including those of the cash generating units (the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflow from other assets or groups of assets) (“CGUs”) for purposes of testing goodwill, require the use of estimates and assumptions for recoverable production, long-term commodity prices, discount rates, foreign exchange rates, future capital requirements and operating performance. Changes in any of the assumptions or estimates used in determining the fair value of goodwill or other assets could impact the impairment analysis.

(d)
Allowance for doubtful accounts, and the recoverability of receivables and prepaid expense amounts.

Significant estimates are involved in the determination of recoverability of receivables and no assurance can be given that actual proceeds will not differ significantly from current estimations. Similarly, significant estimates are involved in the determination of the recoverability of services and/or goods related to the prepaid expense amounts, and actual results could differ significantly from current estimations.

Management has made significant assumptions about the recoverability of receivables and prepaid expense amounts. During the year ended December 31,2018 the Company wrote-off $21,004 (2017-$61,202) of trade receivables which are no longer expected to be recovered and $26,234 (2017 - $57,420) of prepaid expenses for which not future benefit is expected to be received.

(d)
Provision for closure and reclamation

The Company assesses its mineral properties’ rehabilitation provision at each reporting date or when new material information becomes available. Exploration, development and mining activities are subject to various laws and regulations governing the protection of the environment. In general, these laws and regulations are continually changing, and the Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. Accounting for reclamation obligations requires management to make estimates of the future costs that the Company will incur to complete the reclamation work required to comply with existing laws and regulations at each location. Actual costs incurred may differ from those amounts estimated.

Also, future changes to environmental laws and regulations could increase the extent of reclamation and remediation work required to be performed by the Company. Increases in future costs could materially impact the amounts charged to operations for reclamation and remediation. The provision represents management’s best estimate of the present value of the future reclamation and remediation obligation. The actual future expenditures may differ from the amounts currently provided.

(f) Share-based payments

Management uses valuation techniques in measuring the fair value of share purchase options granted. The fair value is determined using the Black Scholes option pricing model which requires management to make certain estimates, judgement, and assumptions in relation to the expected life of the share purchase options

PROPHECY DEVELOPMENT CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2018, 2017 and 2016
(Expressed in Canadian Dollars)

5.
SIGNIFICANT JUDGMENTS, ESTIMATES AND ASSUMPTIONS (cont’d...)

5.2
Estimates and Assumptions (cont’d...)

(f) Share-based payments (cont’d…)

and share purchase warrants, expected volatility, expected risk-free rate, and expected forfeiture rate. Changes to these assumptions could have a material impact on the Annual Financial Statements.

(g)
Contingencies

The assessment of contingencies involves the exercise of significant judgment and estimates of the outcome of future events. In assessing loss contingencies related to legal proceedings that are pending against the Company and that may result in regulatory or government actions that may negatively impact the Company’s business or operations, the Company and its legal counsel evaluate the perceived merits of the legal proceeding or unasserted claim or action as well as the perceived merits of the nature and amount of relief sought or expected to be sought, when determining the amount, if any, to recognize as a contingent liability or when assessing the impact on the carrying value of the Company’s assets. Contingent assets are not recognized in the Annual Financial Statements.

(h)
Fair value measurement

The Company measures financial instruments at fair value at each reporting date. The fair values of financial instruments measured at amortized cost are disclosed in Note 20. Also, from time to time, the fair values of non-financial assets and liabilities are required to be determined, e.g., when the entity acquires a business, completes an asset acquisition or where an entity measures the recoverable amount of an asset or cash-generating unit at fair value less costs of disposal. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest. A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use. The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximising the use of relevant observable inputs and minimising the use of unobservable inputs. Changes in estimates and assumptions about these inputs could affect the reported fair value.

6.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)
Restricted cash equivalents

Restricted cash equivalents consist of highly liquid investments pledged as collateral for the Company’s credit card and are readily convertible to known amounts of cash.

(b)
Mineral properties

Mineral property assets consist of exploration and evaluation costs. Costs directly related to the exploration and evaluation of resource properties are capitalized to mineral properties once the legal rights to explore the resource properties are acquired or obtained. These costs include acquisition of rights to explore, license and application fees, topographical, geological, geochemical and geophysical studies, exploratory drilling, trenching, sampling, and activities in relation to evaluating the technical feasibility and commercial viability of extracting a mineral resource.

PROPHECY DEVELOPMENT CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2018, 2017 and 2016
(Expressed in Canadian Dollars)

6.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

(b)
Mineral properties (cont’d…)

If it is determined that capitalized acquisition, exploration and evaluation costs are not recoverable, or the property is abandoned or management has determined an impairment in value, the property is written down to its recoverable amount. Mineral properties are reviewed for impairment when facts and circumstances suggest that the carrying amount may exceed its recoverable amount.

From time to time, the Company acquires or disposes of properties pursuant to the terms of option agreements. Options are exercisable entirely at the discretion of the optionee and, accordingly, are recorded as mineral property costs or recoveries when the payments are made or received. After costs are recovered, the balances of the payments received are recorded as a gain on option or disposition of mineral property.

(i)
Title to mineral properties

Although the Company has taken steps to verify title to the properties on which it is conducting exploration and in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title, nor has the Company insured title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

(ii)
Realization of mineral property assets

The investment in and expenditures on mineral property interests comprise a significant portion of the Company’s assets. Realization of the Company’s investment in these assets is dependent upon the establishment of legal ownership, and the attainment of successful production from properties or from the proceeds of their disposal. Resource exploration and development is highly speculative and involves inherent risks. While the rewards if an ore body is discovered can be substantial, few properties that are explored are ultimately developed into profitable producing mines. There can be no assurance that current exploration programs will result in the discovery of economically viable quantities of ore.

The amounts shown for acquisition costs and deferred exploration expenditures represent costs incurred to date and do not necessarily reflect present or future values.

(ii)
Environmental

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material and other matters. The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties and properties in which it has previously had an interest.

The Company conducts its mineral exploration activities in compliance with applicable environmental protection legislation. Other than as disclosed in Note 16, the Company is not aware of any existing environmental issues related to any of its current or former properties that may result in material liability to the Company.

Environmental legislation is becoming increasingly stringent and costs and expenses of regulatory compliance are increasing. The impact of new and future environmental legislation on the Company’s operations may cause additional expenses and restrictions. If the restrictions adversely affect the scope of exploration and development on the mineral properties, the potential for production on the property may be diminished or negated.

PROPHECY DEVELOPMENT CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2018, 2017 and 2016
(Expressed in Canadian Dollars)

6.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d...)

(c)
Equipment

Equipment is stated at cost less accumulated depreciation and accumulated impairment losses, if any. The cost of an item of property and equipment consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use, and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Depreciation of equipment is recorded on a declining-balance basis at the following annual rates:

Computer equipment	45%
Computer software	100%
Furniture and equipment	20%
Leasehold improvement	Straight line / 5 years
Mining equipment	20%
Vehicles	30%

When parts of major components of equipment have different useful lives, they are accounted for as a separate item of equipment.

The cost of major overhauls of part of equipment is recognized in the carrying amount of the item if is probable that the future economic benefits embodied within the part will flow to the Company, and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of equipment are recognized in profit or loss as incurred.

(d)
Impairment of non-current assets and Cash Generating Units (“CGU”)

At the end of each reporting period, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is an indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any).

Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the CGU, where the recoverable amount of the CGU is the greater of the CGU’s fair value less costs to sell and its value in use to which the assets belong. In assessing value in use, estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If the recoverable amount of an asset (or CGU) is estimated to be less than its carrying amount, the carrying amount of the asset (or CGU) is reduced to its recoverable amount. An impairment loss is recognized immediately in the statement of comprehensive loss, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease. Each project or group of claims or licenses is treated as a CGU. The Company uses its best efforts to fully understand all of the aforementioned to make an informed decision based upon historical and current facts surrounding the projects. Discounted cash flow techniques often require management to make estimates and assumptions concerning reserves and expected future production revenues and expenses, which can vary from actual. Where an impairment loss subsequently reverses, the carrying amount of the asset (or CGU) is increased to the revised estimate of its recoverable amount, such that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or CGU) in prior years.

PROPHECY DEVELOPMENT CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2018, 2017 and 2016
(Expressed in Canadian Dollars)

6.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d...)

(e)
Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of that asset. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds.

Where funds are borrowed specifically to finance a project, the amount capitalized represents the actual borrowing costs incurred. Where surplus funds are available for a short-term from funds borrowed specifically to finance a project, the income generated from the temporary investment of such amounts is also capitalized and deducted from the total capitalized borrowing cost. Where the funds used to finance a project are from part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to relevant general borrowings of the Company during the period. All other borrowing costs are recognized in profit or loss in the period in which they are incurred.

(f)
Foreign currency translation

Transactions in currencies other than the functional currency are recorded at the prevailing exchange rates on the dates of the transactions. At each financial position reporting date, monetary assets and liabilities denominated in foreign currencies are translated at the prevailing exchange rates at the date of the consolidated statement of financial position. Non-monetary items measured in terms of historical cost in a foreign currency are not retranslated.

Gains and losses arising from this translation are included in the determination of net loss for the year.

(g)
Revenue recognition

The Company recognizes interest income on its cash on an accrual basis at the stated rates over the term to maturity.

Sales of coal are recognized when the risks and rewards of ownership pass to the customer and the price can be measured reliably. Sales contracts and revenue is recognized based on the terms of the contract. Revenue is measured at the fair value of the consideration received, excluding discounts and rebates. Royalties related to production are recorded in cost of sales.

Sales of coal are generated from incidental coal sales and are recorded net of associated costs.

(h)
Unit offerings

Proceeds received on the issuance of units, consisting of common shares and warrants, are allocated first to common shares based on the market trading price of the common shares at the time the units are priced, and any excess is allocated to warrants.

(i)
Share-based payments

The Company has a share purchase option plan that is described in Note 18. The Company accounts for share-based payments using a fair value-based method with respect to all share-based payments to directors, officers, employees, and service providers. Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of the goods or services received or if such fair value is not reliably measurable, at the fair value of the equity instruments issued. The fair value is recognized as an expense or capitalized to mineral properties or property and equipment with a corresponding increase in option reserve. This includes a forfeiture estimate, which is revised for actual forfeitures in subsequent periods.

PROPHECY DEVELOPMENT CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2018, 2017 and 2016
(Expressed in Canadian Dollars)

6.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d...)

(i)
Share-based payments (cont’d…)

Where the terms and conditions of options are modified before they vest, the increase in the fair value of the options, measured immediately before and after the modification, is also charged to the consolidated statement of comprehensive income over the remaining vesting period.

Upon the exercise of the share purchase option, the consideration received, and the related amount transferred from option reserve are recorded as share capital.

(j)
Loss per share

Basic loss per share is calculated using the weighted average number of common shares outstanding during the period. The Company uses the treasury stock method to compute the dilutive effect of options and warrants. Under this method the dilutive effect on earnings per share is calculated presuming the exercise of outstanding options and warrants. It assumes that the proceeds of such exercise would be used to repurchase common shares at the average market price during the period. However, the calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive.

(k)
Income taxes

The Company uses the asset and liability method to account for income taxes. Deferred income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax basis on the statement of financial position date. Deferred income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on deferred income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is enacted or substantively enacted. The amount of deferred income tax assets recognized is limited to the amount of the benefit that is probable upon recovery.

(l)
Provision for closure and reclamation

The Company assesses its property, equipment and mineral property rehabilitation provision at each reporting date. Changes to estimated future costs are recognized in the statement of financial position by either increasing or decreasing the rehabilitation liability and asset to which it relates if the initial estimate was originally recognized as part of an asset measured in accordance with IAS 16 Property, Plant and Equipment.

The Company records the present value of estimated costs of legal and constructive obligations required to restore operations in the period in which the obligation is incurred. The nature of these restoration activities includes dismantling and removing structures; rehabilitating mineral properties; dismantling operating facilities; closure of plant and waste sites; and restoration, reclamation and vegetation of affected areas.

Present value is used where the effect of the time value of money is material. The related liability is adjusted each period for the unwinding of the discount rate and for changes in estimates, changes to the current market-based discount rate, and the amount or timing of the underlying cash flows needed to settle the obligation.

PROPHECY DEVELOPMENT CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2018, 2017 and 2016
(Expressed in Canadian Dollars)

6.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d...)

(m)
Financial instruments

Classification

Financial assets are classified at initial recognition as either: measured at amortized cost, FVTPL or fair value through other comprehensive income ("FVOCI"). The classification depends on the Company’s business model for managing the financial assets and the contractual cash flow characteristics. For assets measured at fair value, gains and losses will either be recorded in profit or loss or OCI. Derivatives embedded in contracts where the host is a financial asset in the scope of the standard are never separated. Instead, the hybrid financial instrument as a whole is assessed for classification. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL or the Company has opted to measure at FVTPL.

Measurement

Financial assets and liabilities at FVTPL are initially recognized at fair value and transaction costs are expensed in the consolidated statement of loss and comprehensive loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets or liabilities held at FVTPL are included in the consolidated statement of operations and comprehensive loss in the period in which they arise. Where the Company has opted to designate a financial liability at FVTPL, any changes associated with the Company's credit risk will be recognized in OCI. Financial assets and liabilities at amortized cost are initially recognized at fair value, and subsequently carried at amortized cost less any impairment.

Impairment

The Company assesses on a forward looking basis the expected credit losses ("ECL") associated with financial assets measured at amortized cost, contract assets and debt instruments carried at FVOCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

Please refer to Note 20 for relevant fair value measurement disclosures.

7.
SEGMENTED INFORMATION

The Company operates in one operating segment, being the acquisition, exploration and development of mineral properties. Geographic segmentation of Prophecy’s non-current assets is as follows:

	December 31, 2018
	Canada	USA	Mongolia	Bolivia	Total
Reclamation deposits	$-	$-	$21,055	$-	$21,055
Equipment	14,839	22,713	33,440	30,170	101,162
Mineral properties	-	3,643,720	-	-	3,643,720
	$14,839	$3,666,433	$54,495	$30,170	$3,765,937

	December 31, 2017
	Canada	USA	Mongolia	Bolivia	Total
Reclamation deposits	$-	$-	$21,055	$-	$21,055
Equipment	18,376	-	48,364	465,171	531,911
Mineral properties	-	490,356	-	12,809,550	13,299,906
	$18,376	$490,356	$69,419	$13,274,721	$13,852,872

	December 31, 2016
	Canada	USA	Mongolia	Bolivia	Total
Reclamation deposits	$-	$-	$21,055	$-	$21,055
Equipment	22,816	-	329,912	564,879	917,607
Mineral properties	-	-	14,418,765	11,980,943	26,399,708
	$22,816	$-	$14,769,732	$12,545,822	$27,338,370

PROPHECY DEVELOPMENT CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2018, 2017 and 2016
(Expressed in Canadian Dollars)

8.
CASH AND CASH EQUIVALENTS

Cash and restricted cash equivalents of Prophecy are comprised of bank balances and a guaranteed investment certificate which can be readily converted into cash without significant restrictions, changes in value or penalties.

	December 31, 2018	December 31, 2017	December 31, 2016
Cash	$804,097	$4,100,608	$21,648
Cash equivalents	4,500,000	-	-
Restricted cash equivalents	34,500	34,500	-
	$5,338,597	$4,135,108	$21,648

Cash Equivalents

Restricted Cash Equivalents

As at December 31, 2018, a guaranteed investment certificate of $34,500 (2017 – 34,500), (2016 -$Nil) has been pledged as collateral for the Company’s credit card.
(a)
9.
RECEIVABLES

Trade receivables are non-interest-bearing and are generally on terms of 30 to 90 days.

	December 31, 2018	December 31, 2017	December 31, 2016
Input tax recoverable	$36,399	$10,562	$1,388
Trade receivable	-	24,091	90,177
	$36,399	$34,653	$91,565

During the year ended December 31, 2018, the Company wrote-off $21,004 (2017 - $61,202, 2016 - $Nil) of trade receivables which are no longer expected to be recovered.

10.
PREPAID EXPENSES

	December 31, 2018	December 31, 2017	December 31, 2016
General	$47,216	$-	$57,681
Insurance	57,882	41,029	40,969
Environmental and taxes	8,789	47,508	40,695
Transportation and fuel	-	-	23,863
Rent	9,385	11,458	37,318
Market advisors	-	40,615	-
	$123,272	$140,610	$200,526

During the year ended December 31, 2018, the Company wrote-off $26,234 (2017 - $57,420, 2016 - $Nil) of prepaid expenses for which no future benefit is expected to be received.

PROPHECY DEVELOPMENT CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2018, 2017 and 2016
(Expressed in Canadian Dollars)

11.
MARKETABLE SECURITIES

Marketable securities consist of investment in common shares of public companies and therefore have no fixed maturity date or coupon rate. The fair value of the listed marketable securities has been determined directly by reference to published price quotation in an active market.

During the year ended December 31, 2018, the Company sold all its marketable securities for proceeds of $162,490 and a realized loss of $91,890. Following the disposal of the shares, the Company reclassified the cumulative loss previously recognized in other comprehensive income of $68,840 to profit and loss on the sale of marketable securities.

The following table summarized information regarding the Company’s marketable securities as at December 31, 2016, 2017, and 2018:

Marketable securities	2018	2017	2016
Balance, beginning of period	$205,600	$176,000	$-
Additions	60,940	193,440	176,000
Disposals	(162,490)	(153,190)	-
Realized loss on disposal	(91,890)	(22,810)	-
Unrealized gain/(loss) on mark-to-market	(12,160)	12,160	-
Balance, end of period	$-	$205,600	$176,000

12.
EQUIPMENT

During the year ended December 31, 2018, the Company wrote-off $425,925 of mining equipment in Bolivia that was no longer in use. During the year ended December 31, 2017, the Company wrote-off $159,666 (2016 - $Nil) of equipment in Mongolia that was no longer in use.

On October 10, 2018, the Company signed a lease agreement (the “Lease”) with an arms-length private Mongolian company (the “Lessee”) whereby the Lessee plans to perform mining operations at Prophecy’s Ulaan Ovoo coal mine and will pay Prophecy USD2.00 (the “Production Royalty”) for every tonne of coal shipped from the Ulaan Ovoo site premises. The Lessee paid Prophecy USD100,000 in cash (recorded as other income on the consolidated statement of operations) as a non-refundable advance royalty payment and is preparing, at its own and sole expense, to restart and operate the Ulaan Ovoo mine with its own equipment, supplies, housing and crew.

The Lease is valid for 3 years with an annual advance royalty payment (“ARP”) for the first year of USD100,000 which was due and paid upon signing, and USD150,000 and USD200,000 due on the 1st and 2nd anniversary of the Lease, respectively. The ARP can be credited towards the USD2.00 per tonne Production Royalty payments to be made to Prophecy as the Lessee starts to sell Ulaan Ovoo coal. The 3-year Lease can be extended upon mutual agreement.

The impaired value of $Nil for deferred development costs at Ulaan Ovoo property at December 31, 2018 remains unchanged.

The following table summarized information regarding the Company’s equipment as at December 31, 2016, 2017, and 2018:

PROPHECY DEVELOPMENT CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2018, 2017 and 2016
(Expressed in Canadian Dollars)

12.
EQUIPMENT (cont’d...)

	Computer	Furniture &	Computer		Leasehold	Mining
	Equipment	Equipment	Software	Vehicles	Improvements	Equipment	Total
Cost
Balance, December 31, 2015	$161,959	$388,933	$197,813	$459,229	$172,818	$1,574,098	$2,954,850
Disposals	(61,738)	(109,720)	-	(5,375)	(172,818)	(39,353)	(389,004)
Balance, December 31, 2016	$100,221	$279,213	$197,813	$453,854	$-	$1,534,745	$2,565,846
Accumulated depreciation
Balance, December 31, 2015	$135,912	$230,867	$197,813	$330,345	$135,086	$617,344	$1,647,367
Depreciation for year	12,053	29,443	-	26,129	-	242,572	310,197
Disposals	(53,065)	(78,671)	-	(16,558)	(135,086)	(25,945)	(309,325)
Balance, December 31, 2016	$94,900	$181,639	$197,813	$339,916	$-	$833,971	$1,648,239
Carrying amount
At December 31, 2015	$26,047	$158,066	$-	$128,884	$37,732	$956,754	$1,307,483
At December 31, 2016	$5,321	$97,574	$-	$113,938	$-	$700,774	$917,607
Cost
Balance, December 31, 2016	$100,221	$279,213	$197,813	$453,854	$-	$1,534,745	$2,565,846
Additions	(147)	(2,383)	-	-	-	-	(2,530)
Impairment charge	-	-	-	(281,162)	-	(219,916)	(501,078)
Balance, December 31, 2017	$100,074	$276,830	$197,813	$172,692	$-	$1,314,829	$2,062,238
Accumulated depreciation
Balance, December 31, 2016	$94,900	$181,639	$197,813	$339,916	$-	$833,971	$1,648,239
Depreciation for year	1,795	35,434	-	18,434	-	167,837	223,500
Impairment charge	-	-	-	(228,508)	-	(112,904)	(341,412)
Balance, December 31, 2017	$96,695	$217,073	$197,813	$129,842	$-	$888,904	$1,530,327
Carrying amount
At December 31, 2016	$5,321	$97,574	$-	$113,938	$-	$700,774	$917,607
At December 31, 2017	$3,379	$59,757	$-	$42,850	$-	$425,925	$531,911
Cost
Balance, December 31, 2017	$100,074	$276,830	$197,813	$172,692	$-	$1,314,829	$2,062,238
Additions/Disposals	3,180	2,015	-	-	-	24,476	29,671
Impairment charge	-	-	-	-	-	(1,314,829)	(1,314,829)
Balance, December 31, 2018	$103,254	$278,845	$197,813	$172,692	$-	$24,476	$777,080
Accumulated depreciation
Balance, December 31, 2017	$96,695	$217,073	$197,813	$129,842	$-	$888,904	$1,530,327
Depreciation for period	1,316	16,351	-	13,337	-	3,491	34,495
Impairment charge	-	-	-	-	-	(888,904)	(888,904)
Balance, December 31, 2018	$98,011	$233,424	$197,813	$143,179	$-	$3,491	$675,918
Carrying amount
At December 31, 2017	$3,379	$59,757	$-	$42,850	$-	$425,925	$531,911
At December 31, 2018	$5,243	$45,421	$-	$29,513	$-	$20,985	$101,162

PROPHECY DEVELOPMENT CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2018, 2017 and 2016
(Expressed in Canadian Dollars)

13.
MINERAL PROPERTIES

	Titan	Chandgana Tal	Khavtgai Uul	Pulacayo Paca	Gibellini	Total
Balance, December 31, 2015	$-	$11,040,916	$3,139,891	$11,115,403	$-	$25,296,210
Additions:						-
Deferred exploration costs:						-
Licenses, power plant application	-	93,505	89,184	4,970	-	187,659
Geological and consulting	-	48,533	-	146,051	-	194,584
Personnel, camp and general	-	3,368	3,368	714,519	-	721,255
	-	145,406	92,552	865,540	-	1,103,498
Balance, December 31, 2016	$-	$11,186,322	$3,232,443	$11,980,943	$-	$26,399,708
Additions:
Acquisition cost	$96,200	$-	$-	$-	$58,790	$154,990
Deferred exploration costs:
Licenses, power plant application	-	27,190	242,766	-	74,876	344,832
Geological and consulting	-	39,362	-	102,592	272,620	414,574
Personnel, camp and general	-	2,492	2,492	726,015	84,070	815,069
	-	69,044	245,258	828,607	431,566	1,574,475
Impairment	(96,200)	(11,255,366)	(3,477,701)	-	-	(14,829,267)
Balance, December 31, 2017	$-	$-	$-	$12,809,550	$490,356	$13,299,906
Additions:
Acquisition cost	$-	$-	$-	$-	$425,605	$425,605
Deferred exploration costs:
Licenses, tax, and permits	-	1,271	261,168	-	387,149	649,588
Geological and consulting	-	-	-	51,112	1,509,587	1,560,699
Personnel, camp and general	-	20,590	3,741	847,538	831,023	1,702,892
	-	21,861	264,909	898,650	2,727,759	3,913,179
Impairment	-	(21,861)	(264,909)	(13,708,200)	-	(13,994,970)
Balance, December 31, 2018	$-	$-	$-	$-	$3,643,720	$3,643,720

PROPHECY DEVELOPMENT CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2018, 2017 and 2016
(Expressed in Canadian Dollars)

13.
MINERAL PROPERTIES (cont’d...)

Gibellini Project, Nevada, United States

Gibellini Project

The Gibellini Project consists of a total of 354 unpatented lode mining claims that include: the Gibellini group of 40 claims, the VC Exploration group of 105 claims, and the Prophecy group of 209 claims. All the claims are located in Eureka County, Nevada, USA.

Gibellini Group

The Gibellini group of claims was acquired on June 22, 2017, through lease from the claimant (the “Gibellini Lessor”) and includes an area of approximately 771 acres. Under the Gibellini Mineral Lease Agreement (the “Gibellini MLA”) Prophecy leased the Gibellini group of claims which originally constituted the Gibellini Project by among other things, agreeing to pay to the Gibellini Lessor, US$35,000 (paid), annual advance royalty payments which will be tied, based on an agreed formula (not to exceed US$120,000 per year), to the average vanadium pentoxide price of the prior year. Upon commencement of production, Prophecy will maintain its acquisition through lease of the Gibellini group of claims by paying to the Gibellini Lessor, a 2.5% NSR until a total of US$3,000,000 is paid. Thereafter, the NSR will be reduced to 2% over the remaining life of the mine (and referred to thereafter, as “production royalty payments”). All advance royalty payments made, will be deducted as credits against future production royalty payments. The lease is for a term of 10 years, which can be extended for an additional 10 years at Prophecy’s option.

On April 23, 2018, the Company announced an amendment to the Gibellini MLA, whereby Prophecy has been granted the right to cause the Gibellini Lessor of the Gibellini mineral claims to transfer their title to the claims to Prophecy. With the amendment, Prophecy will have the option to, at any time during the term of the Gibellini MLA, require the Gibellini Lessor to transfer title over all of the leased, unpatented lode mining claims (excluding four claims which will be retained by the Gibellini Lessor (the “Transferred Claims”) to Prophecy in exchange for US$1,000,000, to be paid as an advance royalty payment (the “Transfer Payment”). A credit of US$99,027 in favour of Prophecy towards the Transfer Payment is already paid upon signing of the amendment, with the remaining US$900,973 portion of the Transfer Payment due and payable by Prophecy to the Gibellini Lessor upon completion of transfer of the Transferred Claims from the Gibellini Lessor to Prophecy. The advance royalty obligation and production royalty will not be affected, reduced or relieved by the transfer of title.

On June 22, 2018, the Company paid US$101,943 of the annual royalty payment to the Gibellini Lessor.

VC Exploration Group

On July 13, 2017, the Company acquired (through lease under the mineral lease agreement “Louie Hill MLA”) from the holders (the “Former Louie Hill Lessors”) 10 unpatented lode claims totaling approximately 207 acres that comprised the Louie Hill group of claims located approximately 500 metres south of the Gibellini group of claims. These claims were subsequently abandoned by the holders, and on March 11, 2018 and March 12, 2018, the Company’s wholly owned US subsidiaries, Vanadium Gibellini Company LLC and VC Exploration (US) Inc., staked the area within and under 17 new claims totaling approximately 340 gross acres which now collectively comprise the expanded Louie Hill group of claims.

Under the Louie Hill MLA, the Company is required to make payments as follows: cash payment of US$10,000 (paid), annual advance royalty payments which will be tied, based on an agreed formula (not to exceed US$28,000 per year), to the average vanadium pentoxide price for the prior year. Upon commencement of production, Prophecy will pay to the Former Louie Hill Lessors, a 2.5% NSR of which, 1.5% of the NSR may be purchased at any time by Prophecy for US$1,000,000, leaving the total NSR to be reduced to 1% over the remaining life of the mine (and referred to thereafter, as “production royalty payments”). All advance royalty payments made, will be deducted as credits against future production royalty payments. The lease will be for a term of 10 years, which can be extended for an additional 10 years at Prophecy’s option.

PROPHECY DEVELOPMENT CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2018, 2017 and 2016
(Expressed in Canadian Dollars)

13.
MINERAL PROPERTIES (cont’d...)

Gibellini Project, Nevada, United States (cont’d…)

On October 22, 2018, the Company and Former Louie Hill Lessors entered into a royalty agreement (the “Royalty Agreement”) that terminated the Louie Hill MLA and provides for the Company to pay the following royalties to the Former Louie Hill Lessors  as an advance royalty: (i) US$75,000 upon the Company achieving Commercial Production (as defined in the Royalty Agreement) at its Gibellini Project; (ii) US$50,000 upon the Company selling, conveying, transferring or assigning all or any portion of certain claims defined in the Royalty Agreement to any third party and (iii) annually upon the anniversary date of July 10, 2018 and the like day thereafter during the term of the Royalty Agreement: (a) if the average vanadium pentoxide price per pound as quoted on www.metalbulletin.com (the “Metal Bulletin”) or another reliable and reputable industry source as agreed by the parties, remains below US$7.00/lb during the preceding 12 months, US$12,500; or (b) if the average vanadium pentoxide price per pound as quoted on Metal Bulletin or another reliable and reputable industry source as agreed by the parties, remains equal to or above US$7.00/lb during the preceding 12 months, US$2,000 x average vanadium pentoxide price per pound up to a maximum annual advance royalty payment of US$28,000. Further, the Company will pay to the Former Louie Hill Lessors  a production royalty of 2.5% of the net smelter returns of vanadium produced from the royalty area and sold. Prophecy has an option to purchase 1.5% of the 2.5% of the production royalty from the Former Louie Hill Lessors  for US$1,000,000.

On February 15, 2018, the Company acquired 105 unpatented lode mining claims located adjacent to its Gibellini Project through the acquisition of 1104002 B.C. Ltd. and its Nevada subsidiary VC Exploration (US) Inc. (“VC Exploration”) by paying a total of $335,661 in cash and issuing 500,000 Share purchase warrants (valued at
$89,944) to arm’s-length, private parties. Each warrant entitles the holder upon exercise, to acquire one Share of the Company at a price of $0.50 per Share until February 15, 2021. The acquisition of the VC Exploration has been accounted for as an asset acquisition as their activities at the time of the acquisition consisted of mineral claims only.

Prophecy Group

During 2017 and 2018, the Company expanded the land position at the Gibellini Project, by staking a total of 209 new claims immediately adjacent to the Gibellini Project covering 4091 acres.

Impairment of Pulacayo Paca Property, Bolivia

The Pulacayo property, a silver-lead-zinc project located in southwestern Bolivia, was acquired on January 2, 2015 through the acquisition of 100% of Apogee’s interest in ASC Holdings Limited and ASC Bolivia LDC, which together, hold ASC Bolivia LDC Sucursal Bolivia (“ASC”), which in turn, holds a joint venture interest in the Pulacayo Project.

ASC controls the mining rights to the Pulacayo Project through a joint venture agreement entered into between itself and the Pulacayo Ltda. Mining Cooperative on July 30, 2002 (the “ASC Joint Venture”). The ASC Joint Venture has a term of 23 years which commenced the day the ASC Joint Venture was entered into. Pursuant to the ASC Joint Venture, ASC is committed to pay monthly rent of US$1,000 to the state-owned Mining Corporation of Bolivia, COMIBOL and US$1,500 monthly rent to the Pulacayo Ltda. Mining Cooperative until the Pulacayo Project starts commercial production.

During the year ended December 31, 2018, the Company determined there were several indicators of potential impairment of the carrying value of the Pulacayo Paca property. The indicators of potential impairment were as follows:

(i)
change in the Company’s primary focus to the Gibellini Project;

(ii)
management’s decision to suspend further exploration activities; and

(iii)
no positive decision from the Bolivian Government to grant mining production contract to develop the project.

PROPHECY DEVELOPMENT CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2018, 2017 and 2016
(Expressed in Canadian Dollars)

13.
MINERAL PROPERTIES (cont’d...)

Impairment of Pulacayo Paca Property, Bolivia (cont’d...)

As result, in accordance with IFRS 6, Exploration for and Evaluation of Mineral Resources and IAS 36, Impairment of Assets, at December 31, 2018, the Company assessed the recoverable amount of the Pulacayo Paca property exploration costs and determined that its value in use is $nil. As at December 31, 2018, the recoverable amount of $nil resulted in an impairment charge of $13,708,200 against the value of the deferred exploration costs, which was reflected on the consolidated statement of operations.

Previously Impaired Properties

Chandgana Properties, Mongolia

Chandgana Tal

In March 2006, the Company acquired a 100% interest in the Chandgana Tal property, a coal exploration property consisting of two exploration licenses located in the northeast part of the Nyalga coal basin, approximately 290 kilometers east of Ulaanbaatar, Mongolia.

In March 2011, the Company obtained a mine permit from Ministry of Mineral Resources and Energy for the Chandgana Tal coal project.

Khavtgai Uul Property, Mongolia

In 2007, the Company acquired a 100% interest in the Chandgana Khavtgai property, a coal exploration property consisting of one license located in the northeast part of the Nyalga coal basin.

Impairment of Chandgana Properties

During the year ended December 31, 2017, the Company determined there were several indicators of potential impairment of the carrying value of the Chandgana Tal and Khavtgai Uul properties. The indicators of potential impairment were as follows:

(iv)
decreased coal demand from local customers;

(v)
no positive decision from the Mongolian Government to construct the Chandgana Power Plant;

(vi)
management’s decision to suspend further exploration activities; and

(vii)
change in the Company primary focus to Gibellini Project.

As result, in accordance with IFRS 6, Exploration for and Evaluation of Mineral Resources and IAS 36, Impairment of Assets, at December 31, 2017, the Company assessed the recoverable amount of the Chandgana Properties deferred exploration costs and determined that its value in use is $nil. As at December 31, 2017, the recoverable amount of $nil resulted in an impairment charge of $14,733,067 against the value of the deferred exploration costs, which was reflected on the consolidated statement of operations. As at and for the year ended December 31, 2018, there were no changes to the impairment assessment and accordingly all costs incurred during the year ended December 31, 2018, were written off.

Titan Property, Ontario, Canada

The Company has a 100% interest in the Titan property, a vanadium-titanium-iron project located in Ontario, Canada. In January 2010, the Company entered into an option agreement with Randsburg International Gold Corp. (“Randsburg”) whereby Prophecy Resource Corp. had the right to acquire an 80% interest in the Titan property by paying Randsburg an aggregate of $500,000 (paid), and by incurring exploration expenditures of $200,000 by

PROPHECY DEVELOPMENT CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2018, 2017 and 2016
(Expressed in Canadian Dollars)

13.
MINERAL PROPERTIES (cont’d...)

Previously Impaired Properties (cont’d...)

Titan Property, Ontario, Canada (cont’d...)

December 31, 2010. Pursuant to the option agreement, Randsburg has the option to sell the remaining 20% interest in the Titan property to the Company for $150,000 cash or 400,000 Shares of the Company.

At December 31, 2014, due to market conditions, the Company impaired the value of the property to $nil. On February 10, 2017, the Company negotiated with Randsburg to acquire the remaining 20% title interest of Randsburg in the Titan project by issuing to Randsburg 20,000 Shares at a value of $4.81 per Share. As there were no benchmark or market changes from January 1, 2015 to December 31, 2018, the impaired value of $nil for Titan property remains unchanged.

Therefore, the Company recorded an impairment loss of $96,200 on the acquisition of the remaining title interest in Titan which was reflected on the consolidated statement of operations and comprehensive loss during the year ended December 31, 2017.

Okeover Property, British Columbia, Canada

The Company had a 60% interest in the Okeover property, a copper-molybdenum project in the Vancouver Mining Division of southwestern British Columbia, Canada.

At December 31, 2014, due to market conditions and the difficulty to raise additional financing, as well as Prophecy’s inactivity on the Okeover property in recent years, the Company impaired the value to $nil.

On September 22, 2016, the Company sold its 60% interest in the Okeover property to Lorraine Copper Corp. (“Lorraine”). Under the terms of the agreement, Lorraine issued 220,000 common shares of Lorraine (valued at $0.80/share) to Prophecy and assumed Prophecy’s $19,079 payment obligation to Eastfield Resources Ltd. under such parties’ existing joint venture agreement. Prophecy will additionally be entitled to receive 30% of any payments or proceeds resulting from third party agreements related to the project entered into within five years, which payments shall be limited to a maximum amount payable to Prophecy, of $1,000,000. Upon completion of the sale, the Company recorded a mineral property recovery of $195,079 in the statement of operations.

14.
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities of the Company consist of amounts outstanding for trade and other purchases relating to development and exploration, along with administrative activities. The usual credit period taken for trade purchases is between 30 to 90 days.

	December 31, 2018	December 31, 2017	December 31, 2016
Trade accounts payable	$1,536,786	$1,644,995	$2,224,134
Accrued liabilities	100,000	250,988	433,884
	$1,636,786	$1,895,983	$2,658,018

15.
CREDIT FACILITY

In order to meet interim working capital requirements to fund the Company’s business operations and financial commitments, the Company arranged a revolving credit facility with Linx Partners Ltd. (“Linx”), a private company wholly-owned and controlled by John Lee, Director, CEO and Executive Chairman of the Company by entering into an agreement dated March 12, 2015 (the “Credit Facility”).

PROPHECY DEVELOPMENT CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2018, 2017 and 2016
(Expressed in Canadian Dollars)

15.
CREDIT FACILITY (cont’d…)

The Credit Facility had a maximum principal amount available for advance of $1.5 million, a two-year term (formerly one year, but amended on May 5, 2015 and approved by the TSX) with an option to extend it for any number of subsequent one-year terms and bears an interest at a rate of 1.5% per month with unpaid amounts accruing interest on the same terms.

On February 24, 2016, the Company entered into an agreement (the “Second Amendment”) to increase and amend the Credit Facility. The previous maximum principal amount of $1.5 million has been increased with the Second Amendment to $2.5 million. A 5% “drawdown” fee will be applicable to amounts advanced over and above the original and outstanding $1.5 million advanced under the Credit Facility, at the time of advance. In consideration of a bonus of $300,000 (the “Bonus”), Linx has agreed to postpone any repayments due under the Credit Facility, until the earlier of October 1, 2016, or such time as the Company is in a reasonable financial position to repay all or a portion of the amounts owing and remove the requirement for the Company to pay any 20% penalties as a result of any future failure to repay any amounts when due under the terms of the Credit Facility.

Including the interest on the Bonus and “drawdown” fee, which also bears an interest at a rate of 1.5% per month with unpaid amounts accruing interest on the same terms, the Credit Facility, carries an effective annual interest rate of 36.3%. The “drawdown” fee, Bonus and all interest payable were accrued and added to the maximum principal amount as they are incurred.

On March 30, 2016, the Company entered into a Debt Settlement Agreement with Linx and Mr. Lee pursuant to which, the Company agreed, subject to TSX and shareholder approval, which was obtained at the Annual General Meeting on June 2, 2016 to issue 7,500,000 units to Mr. Lee, in satisfaction of $1,500,000 of indebtedness owed by the Company to Linx under the Credit Facility. Each unit consists of one Common share and one share purchase warrant. Each warrant entitles the holder to acquire an additional Share at a price of $0.40 per Share for a period of five years from the date of issuance.

On October 28, 2016, the Company paid $35,000 toward the Credit Facility. As at December 31, 2016, the outstanding balance of the Credit Facility was $1,071,560 including interest payable of $448,388. For the year ended December 31, 2016, the Company recorded an interest expense of $258,640 and finance cost of $317,056.

During the year ended December 31, 2017, the Company fully repaid the remaining balance of the Credit Facility by issuing 3,000,000 Shares to John Lee in satisfaction of $900,000 of indebtedness owing by the Company under the Credit Facility and making cash payments totaling of $364,142. For the year ended December 31, 2017, prior to repaying the full balance, the Company made new drawings of $163,405. For the year ended December 31, 2017, the Company recorded an interest expense of $21,066 and finance cost of $8,111.

As at December 31, 2017, the Company fully repaid and closed out the Credit Facility and has been provided with a discharge of pledges.

16.
PROVISION FOR CLOSURE AND RECLAMATION

The Company’s closure and reclamation costs consists of costs accrued based on the current best estimate of mine closure and reclamation activities that will be required at the Ulaan Ovoo site upon completion of mining activity. These activities include costs for earthworks, including land re-contouring and re-vegetation, water treatment and demolition. The Company’s provision for future site closure and reclamation costs is based on the level of known disturbance at the reporting date, known legal requirements and estimates prepared by a third-party specialist.

It is not currently possible to estimate the impact on operating results, if any, of future legislative or regulatory developments.

Management used a risk-free interest rate of 1.98% (2017 – 2.23%, 2016 – 1.06%) and a risk premium of 7% (2017 – 7%, 2016 – 7%) in preparing the Company’s provision for closure and reclamation. Although the ultimate amount of reclamation costs to be incurred cannot be predicted with certainty, the total undiscounted amount of estimated cash flows required to settle the Company’s estimated obligations is $444,000 over the next 6 years. The cash expenditures are expected to occur over a period of time extending several years after the projected mine closure of the mineral properties.

PROPHECY DEVELOPMENT CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2018, 2017 and 2016
(Expressed in Canadian Dollars)

16.
PROVISION FOR CLOSURE AND RECLAMATION (cont’d…)

	December 31, 2018	December 31, 2017	December 31, 2016
Balance, beginning of year	$244,323	$242,374	$208,993
Accretion	20,916	1,976	33,354
Balance, end of year	$265,239	$244,323	$242,347

17.
TAX PROVISION

Prophecy’s operations are, in part, subject to foreign tax laws where interpretations, regulations and legislation are complex and continually changing. As a result, there are usually some tax matters in question that may, upon resolution in the future, result in adjustments to the amount of deferred income tax assets and liabilities, and those adjustments may be material to the Company’s financial position and results of operations.

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2018	2017	2016

Earnings (loss) for the year	(18,184,468)	$(18,592,981)	$(2,007,305)

Expected income tax (recovery)	$(4,910,000)	$(4,834,000)	$(522,000)
Change in statutory, foreign tax, foreign exchange rates and other	389,000	1,885,000	(1,575,000)
Permanent Difference	3,833,000	450,000	1,869,000
Share issue cost	(151,000)	(25,000)	(87,000)
Adjustment to prior years provision versus statutory
tax returns and expiry of non-capital losses	12,000	(118,000)	(34,000)
Change in unrecognized deductible temporary differences	827,000	2,642,000	349,000
Total income tax expense (recovery)	$-	$-	$-

In September 2017, the British Columbia (BC) Government proposed changes to the general corporate income tax rate to increase the rate from 11% to 12% effective January 1, 2018 and onwards. This change in tax rate was substantively enacted on October 26, 2017. The relevant deferred tax balances have been remeasured to reflect the increase in the Company's combined Federal and Provincial (BC) general corporate income tax rate from 26% to 27%.

Significant components of deductible and taxable temporary differences, unused tax losses and unused tax credits that have not been included on the consolidated statements of financial position are as follows:

	2018	Expiry dates	2017	Expiry dates	2016	Expiry dates

Share issue costs	$644,000	2039 to 2042	$285,000	2038 to 2042	$399,000	2037 to 2041
Allowable Capital losses	$6,607,000	No expiry	$6,549,000	No expiry	$6,549,000	No expiry
Non-Capital losses	$24,109,000	2030 to 2038	$21,402,000	2030 to 2037	$16,658,000	2030 to 2036
Property and equipment	$1,138,000	No expiry	$1,146,000	No expiry	$1,067,000	No expiry
Exploration and evaluation assets	$19,625,000	No expiry	$19,715,000	No expiry	$5,016,000	No expiry
Investment tax credits	$23,000	2029	$23,000	2029	$23,000	2029
Asset retirement obligation	$265,000	No expiry	$244,000	No expiry	$209,000	No expiry

PROPHECY DEVELOPMENT CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2018, 2017 and 2016
(Expressed in Canadian Dollars)

18.
SHARE CAPITAL

(a)
Authorized

The authorized share capital consists of an unlimited number of common shares without par value (the “Shares”). There are no authorized preferred shares.

On June 7, 2016, the Company completed a consolidation of its issued and outstanding common shares on the basis of 100 old Shares, options and warrants to one (1) new Share, option and warrant (the “Share Consolidation”).

On August 8, 2018, the Company completed a common share split on the basis of ten (10) new Shares, options and warrants for every one (1) old Share, option and warrant outstanding (the “Split”).  All information with respect to the number of Shares and issuance prices for the time periods prior to the Split was restated to reflect the Share Consolidation and the Split.

(b)
Equity issuances

During the year ended December 31, 2018

Private Placements

On August 14, 2018, the Company closed its non-brokered private placement for gross proceeds of $1,137,197 through the issuance of 4,061,417 units of Prophecy. Each unit is comprised of one Share and one Share purchase warrant. Each warrant entitles the holder to purchase one additional Share of the Company at an exercise price of $0.40 for a period of three years from the closing of the first tranche of the placement.

Short Form Prospectus Offering

On November 22, 2018, the Company closed its bought deal financing for gross proceeds of $5,520,000. The Company entered into an agreement with BMO Nesbitt Burns Inc. (“BMO”), under which BMO agreed to buy on a bought deal basis 12,000,000 Shares, at a price of $0.46 per share. The shares were offered by way of a short form prospectus in each of the provinces and territories of Canada, except Québec. The Company incurred $560,576 in cash Share issuance costs.

Exercise of Stock Options and Warrants

During the year ended December 31, 2018, the Company issued 87,500 and 3,445,420 Shares on the exercise of stock options and warrants respectively for total proceeds of $1,362,317.

Share Bonus to Personnel

On October 10, 2018, the Company issued 1,000,000 Shares with a fair value of $0.35 per Share as a bonus to its new CEO included in Salaries and benefits.

During the year ended December 31, 2017

Private Placements

On April 12, 2017, the Company closed a non-brokered private placement involving the issuance of 1,032,500 units (at a price of $0.40 per unit) for gross proceeds of $413,000. Each unit consists of one Share and one Share purchase warrant. Each Share purchase warrant entitles the holder to acquire an additional Share at a price of $0.50 per Share for a period of five years from the date of issuance. The Company paid in cash, finder’s fees totaling $1,280.

PROPHECY DEVELOPMENT CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2018, 2017 and 2016
(Expressed in Canadian Dollars)

18.
SHARE CAPITAL (cont’d…)

(b)
Equity issuances (cont’d…)

On September 20, 2017, the Company closed the first tranche of a non-brokered private placement involving the issuance of 6,679,680 units and 6,290,000 special warrants (the “Special Warrants”) at a price of $0.35 per each unit and Special Warrant and raised gross proceeds of $4,539,390.  Each unit consisted of one Share and one half of one Share purchase warrant. Each first tranche warrant entitles the holder to purchase one additional Share at an exercise price of $0.40 for a period of three years from the date of closing of the first tranche of the placement. Each Special Warrant was exercisable for one unit at no additional cost to the holder. In connection with the first tranche of the placement, the Company paid finder’s fees of $30,606 and issued 870,130 finder’s Special Warrants, which were exercisable on identical terms as those Special Warrants issued to subscribers through the first tranche of the placement.

On October 16, 2017, the Company closed the second and final tranche of the placement involving the issuance of 1,165,780 units and 4,143,710 Special Warrants at a price of $0.35 per each unit and Special Warrant and raised gross proceeds of $1,858,325. Each unit consists of one Share and one half of one warrant. Each second tranche warrant entitles the holder to purchase one additional Share of the Company at an exercise price of $0.40 for a period of three years from the date of closing of the second tranche of the placement. In connection with the second tranche of the placement, the Company paid finder’s fees of $56,020 and issued 93,270 finder’s Special Warrants, which were exercisable on identical terms as those Special Warrants issued to subscribers through the second tranche of the placement.

The total subscription proceeds of $3,651,800, which were raised from the sale of the Special Warrants under the placement, were held in an escrow account with the Company’s Transfer Agent pending shareholder approval for the issuance of the Units underlying the Special Warrants.  TSX and shareholder approval for the issuance of the Units underlying the Special Warrants was obtained on December 15, 2017.  On December 18, 2017, the Company issued 11,397,110 units underlying an equivalent number of Special Warrants previously issued under the placement.  On December 18, 2017, the Special Warrants subscription proceeds, previously held in escrow, were released to the Company.

The finder’s Special Warrants have been valued at $0.35 each based upon the concurrent financing price of the placement to which they relate. The Company has recorded the fair value of the finder’s warrants as share issuance costs.

Debt Settlements

On January 12, 2017, the Company issued 3,000,000 Shares with a value of $1,599,000 to Mr. Lee pursuant a Debt Settlement Agreement with Linx to settle $900,000 of the outstanding balance owing by the Company to Linx under the Credit Facility. The Company recorded a loss of $699,000 to account for the difference in the fair value of the Company’s shares on the settlement date and the debt settled.

On June 13, 2017, the Company issued 596,590 units (“Debt Settlement Units1”) with a value of $267,869, to certain of its directors and officers to settle various debts owing to them totalling $238,636 pursuant to the terms of debt settlement agreements entered with those directors and officers. Each Debt Settlement Unit1 is comprised of one Share and one Share purchase warrant of the Company entitling the holder thereof to purchase, upon exercise of a warrant, one additional Share at a price of $0.50 per Share for a period of five years from the date of issuance of the Debt Settlement Units1. The Company recorded a loss of $29,233 to account for the difference in the fair value of the Company’s shares on the settlement date and the debt settled.

On December 18, 2017, the Company issued 422,540 units (“Debt Settlement Units2”) with a value of $172,400, to certain of its directors and officers to settle various debts owing to them totalling $147,891 pursuant to the terms of debt settlement agreements entered with those directors and officers. Each Debt Settlement Unit2 is comprised of one Share and one Share purchase warrant of the Company entitling the holder thereof to purchase, upon exercise of a warrant, one additional Share at a price of $0.40 per Share for a period of three years from the date of issuance of the Debt Settlement Units2. The Company recorded a loss of $24,509 to account for the difference in the fair value of the Company’s shares on the settlement date and the implied value from the debt settled.

PROPHECY DEVELOPMENT CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2018, 2017 and 2016
(Expressed in Canadian Dollars)

18.
SHARE CAPITAL (cont’d…)

Shares Issued for Mineral Properties

On February 10, 2017, the Company acquired the remaining 20% title interest of Randsburg (Note 13) in the patented claims that comprise the Titan project by issuing to Randsburg 200,000 Shares at a value of $0.48 per Share.

Share Bonus to Personnel

On January 12, 2017, the Company issued 390,000 Shares with a fair value of $0.49 per Share as a bonus to its directors, officers and consultants.

Share Compensation for Services

On December 18, 2017, the Company issued 984,200 units with a fair value of $0.35 per unit, to Skanderbeg Capital Advisors Inc. (“Skanderbeg (the “Skanderbeg Units”). The Company entered into a consulting agreement with Skanderbeg to explore and evaluate strategic alternatives to maximize value for Prophecy’s non-core assets. Each Skanderbeg Unit consists of one Share and one half of one Share purchase warrant. Each warrant entitles the holder to acquire an additional Share at a price of $0.40 per Share for a period of three years from the date of issuance.

Exercise of Stock Options and Warrants

During the year ended December 31, 2017, the Company issued 126,870 and 150,000 Shares on the exercise of stock options and warrants respectively for total proceeds of $110,685.

During the year ended December 31, 2016

Private Placements

On January 25, 2016, the Company closed a non-brokered private placement involving the issuance of 800,000 units at a price of $0.25 per unit. Each unit consists of one Share and one Share purchase warrant. Each Share purchase warrant entitles the holder to acquire an additional Share at a price of $0.40 per Share for a period of five years from the date of issuance. The Company paid in cash, finder’s fees totaling $14,000 and issued 56,000 finder’s Share purchase warrants which are exercisable at a price of $0.40 for a period of two years from the closing of the placement. The finder’s warrants have been valued at $10,183 based upon the Black-Scholes option pricing model with the following assumptions: (1) a risk-free interest rate of 0.46%; (2) warrant expected life of two years; (3) expected volatility of 134% and (4) dividend yield of nil. The Company has recorded the fair value of the finder’s warrants as share issuance costs.

On August 29, 2016, the Company closed a non-brokered private placement involving the issuance of 2,027,350 units at a price of $0.38 per unit. Each unit consists of one Share and one-half Share purchase warrant. Each Share purchase warrant entitles the holder to acquire an additional Share at a price of $0.44 per Share for a period of five years from the date of issuance.  The Company paid in cash, total finder’s fees of $3,464 in connection with the placement. The warrants will be subject to the following acceleration conditions:

(i)
in the event that the closing price of the Shares trading on the TSX exceeds $0.88 per Share; or

(ii)
the closing spot price of silver as quoted by KITCO Metals Inc. exceeds USD$28.00 per ounce, in either instance, for a period of over 28 consecutive calendar days, at Prophecy’s election, the exercise period may be reduced in which case, Warrant holders will only be entitled to exercise their Warrants for a period of 30 days from the date the Company either disseminates a press release or sends written notice to the Warrant holders advising them of the reduced and accelerated exercise period after which, the Warrants will expire.

PROPHECY DEVELOPMENT CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2018, 2017 and 2016
(Expressed in Canadian Dollars)

18.
SHARE CAPITAL

Debt Settlements

On June 6, 2016, the Company issued 7,500,000 units at a value of $0.20 to Mr. John Lee, in satisfaction of $1,500,000 of indebtedness owed by the Company to Linx under the Credit Facility (Note 15). Each unit consists of one Share and one Share purchase warrant. Each Share purchase warrant entitles the holder to acquire an additional Share at a price of $0.40 per Share for a period of five years from the date of issuance.

During the year ended December 31, 2016, the Company entered into settlement and release agreements with certain of its directors, officers, employees and consultants to settle various debts owing to them. Pursuant to the terms of those settlement and release agreements, the Company issued in summary 3,474,430 Shares to those directors, officers, employees and consultants as follows:

Settlement Date	Number of Shares	Value

January 13, 2016	613,850	$0.30
January 25, 2016	132,064	$0.25
February 29, 2016	736,453	$0.20
March 4, 2016	30,000	$0.20
April 18, 2016	265,110	$0.15
June 2, 2016	1,228,210	$0.20
November 16, 2016	468,750	$0.32
	3,474,437

(c)
Share-based compensation plan

The Company has a 20% fixed equity-based compensation plan in place (the “Amended 2016 Plan”) dated June 13, 2017, under which the Company may grant stock options, bonus shares or stock appreciation rights to acquire the equivalent of a maximum of 10,778,490 of the Company’s Shares. The 2016 Plan was approved the Company’s shareholders at the June 2, 2016 annual general meeting. All stock options and other share-based awards granted by the Company, or to be granted by the Company, since the implementation of the Amended 2016 Plan will be issued under, and governed by, the terms and conditions of the Amended 2016 Plan. The stock option vesting terms are determined by the Board of Directors on grant with a maximum allowable stock option life of 10 years.

During the year ended December 31, 2018, the Company granted 4,040,000 incentive stock options to its directors, officers, employees and consultants. The options are exercisable at an exercise prices ranging from $0.22 to $0.65 per Share and expiry dates ranging from February 20, 2023 to November 14, 2023 and vest at 12.5% per quarter for the first two years following the date of grant.

During the year ended December 31, 2017, the Company granted 4,080,000 incentive stock options to its directors, officers, employees and consultants. The options are exercisable at an exercise prices ranging from $0.33 to $0.49 per Share and expiry dates ranging from January 12, 2022 to November 6, 2022 and vest at 12.5% per quarter for the first two years following the date of grant.

During the year ended December 31, 2016, the Company granted 1,600,000 incentive stock options to its directors, officers, employees and consultants. The options are exercisable at a price of $0.20 per Share for a term of five years expiring on June 2, 2021 and vest at 12.5% per quarter for the first two years following the date of grant.

PROPHECY DEVELOPMENT CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2018, 2017 and 2016
(Expressed in Canadian Dollars)

18.
SHARE CAPITAL (cont’d…)

(c)
Share-based compensation plan (cont’d…)

The following is a summary of the changes in Prophecy’s stock options from December 31, 2015 to December 31, 2018:

	Number of Options	Weighted Average Exercise Price
Outstanding, December 31, 2015	3,437,420	$1.00
Granted	1,600,000	$0.20
Expired	(10,000)	$2.80
Cancelled	(379,280)	$2.19
Forfeited	(40,000)	$0.61
Outstanding, December 31, 2016	4,608,140	$0.64
Granted	4,080,000	$0.38
Expired	(312,930)	$2.08
Exercised	(126,870)	$0.40
Outstanding, December 31, 2017	8,248,340	$0.46
Granted	4,040,000	$0.31
Expired	(349,720)	$1.21
Cancelled	(1,815,120)	$0.45
Forfeited	(445,000)	$1.04
Exercised	(87,500)	$0.28
Outstanding, December 31, 2018	9,591,000	$0.34

As of December 31, 2018, the following Prophecy share purchase options were outstanding:

Exercise	Expiry	Options Outstanding		Exercisable	Unvested
Price	Date	December 31,	December 31,	December 31,	December 31,
		2018	2017	2018	2018
$0.65	November 14, 2023	200,000	-	-	200,000
$0.33	October 17, 2023	940,000	-	-	940,000
$0.26	October 10, 2023	550,000	-	-	550,000
$0.22	July 23, 2023	400,000	-	50,000	350,000
$0.31	May 1, 2023	200,000	-	50,000	150,000
$0.28	April 6, 2023	1,225,000	-	306,250	918,750
$0.31	February 20, 2023	200,000	-	75,000	125,000
$0.48	November 6, 2022	-	50,000	-	-
$0.35	September 1, 2022	1,250,000	1,670,000	781,250	468,750
$0.33	June 12, 2022	1,225,000	1,450,000	918,750	306,250
$0.49	January 12, 2022	820,000	910,000	717,500	102,500
$0.20	June 2, 2021	1,420,000	1,557,500	1,420,000	-
$0.50	June 22, 2020	311,000	328,000	311,000	-
$0.50	April 7, 2020	535,000	820,620	535,000	-
$0.65	May 1, 2019	315,000	547,500	315,000	-
$1.00	February 3, 2019	-	50,000	-	-
$1.05	January 27, 2019	-	515,000	-	-
$1.20	August 16, 2018	-	324,720	-	-
$1.30	July 22, 2018	-	25,000	-	-
		9,591,000	8,248,340	5,479,750	4,111,250

PROPHECY DEVELOPMENT CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2018, 2017 and 2016
(Expressed in Canadian Dollars)

18.
 SHARE CAPITAL (cont’d...)

(c)
Share-based compensation plan (cont’d…)

Share-based payment expenses resulting from stock options are amortized over the corresponding vesting periods. During the year ended December 31, 2018, 2017 and 2016, the share-based payment expenses were calculated using the following weighted average assumptions:

	Year ended December 31,
	2018	2017	2016
Risk-free interest rate	1.77%	1.25%	1.20%
Expected life of options in years	4.4	4.4	4.9
Expected volatility	135.71%	133.55%	131.45%
Expected dividend yield	Nil	Nil	Nil
Expected forfeiture rate	12%	12%	12%
Weighted average fair value of options granted during the year	$0.32	$0.32	$0.23

The expected volatility used in the Black-Scholes option pricing model is based on the historical volatility of the Company’s shares. The expected forfeiture rate is based on the historical forfeitures of options issued.

Share-based payments charged to operations and assets were allocated between deferred mineral properties, and general and administrative expenses. Share-based payments are allocated between being either capitalized to deferred exploration costs where related to mineral properties or expensed as general and administrative expenses where otherwise related to the general operations of the Company.

For the year ended December 31, 2018, 2017, and 2016, share-based payments were recorded as follows:

Year Ended December 31,
	2018	2017	2016
Consolidated Statement of Operations
Share based payments	553,430	599,117	197,889
	$553,430	$599,117	$197,889
Consolidated Statement of Financial Position
Chandgana Tal and power plant application	-	69,515	21,429
Gibellini exploration	87,186	-	-
Pulacayo exploration	117,871	158,464	46,934
	205,057	227,979	68,363
Total share-based payments	$758,487	$827,096	$266,252

[remainder of this page has been intentionally left blank]

PROPHECY DEVELOPMENT CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2018, 2017 and 2016
(Expressed in Canadian Dollars)

18.
SHARE CAPITAL (cont’d...)

(d)
Share purchase warrants

The following is a summary of the changes in Prophecy’s share purchase warrants from December 31, 2015 to December 31, 2018:

	Number of Warrants	Weighted Average Exercise Price
Outstanding, December 31, 2015	4,365,040	$0.60
Issued	9,369,670	$0.40
Expired	(254,110)	$1.00
Outstanding, December 31, 2016	13,480,600	$0.47
Issued	12,453,680	$0.41
Exercised	(150,000)	$0.40
Expired	(26,250)	$0.70
Outstanding, December 31, 2017	25,758,030	$0.44
Issued	5,061,417	$0.40
Exercised	(3,445,420)	$0.39
Expired	(56,000)	$0.40
Outstanding, December 31, 2018	27,318,027	$0.44

On February 15, 2018, the Company issued 500,000 Share purchase warrants as a part of consideration for mining claims acquisition (Note 13). The fair value of $89,944 of the issued warrants determined using the Black-Scholes option pricing model using the following assumptions: (1) a risk-free interest rate of 1.9%; (2) warrant expected life of three years; (3) expected volatility of 116%, and (4) dividend yield of nil.

On April 23, 2018, the Company issued 500,000 Share purchase warrants as a part of consideration for services related to the Gibellini Project. The fair value of $92,000 of the issued warrants determined using the Black-Scholes option pricing model using the following assumptions: (1) a risk-free interest rate of 2%; (2) warrant expected life of three years; (3) expected volatility of 97.4%, and (4) dividend yield of nil.

As of December 31, 2018, the following Prophecy share purchase warrants were outstanding:

Exercise Price	Expiry Date	Number of Warrants
		At December 31, 2018	At December 31, 2017
$0.50	June 13, 2022	596,590	596,590
$0.50	April 12, 2022	1,032,500	1,032,500
$0.40	January 13, 2022	499,990	499,990
$0.44	August 29, 2021	1,013,670	1,013,670
$0.40	August 13, 2021	198,237	-
$0.40	July 6, 2021	3,863,180	-
$0.40	June 2, 2021	7,500,000	7,500,000
$0.30	April 23, 2021	100,000	-
$0.50	February 15, 2021	500,000	-
$0.40	January 25, 2021	650,000	650,000
$0.40	December 18, 2020	211,250	703,350
$0.70	November 13, 2020	625,000	625,000
$0.40	October 16, 2020	2,533,020	2,701,360
$0.70	September 30, 2020	1,112,000	1,112,000
$0.40	September 20, 2020	4,534,920	6,919,900
$0.60	June 24, 2020	1,147,670	1,147,680
$0.50	May 22, 2020	1,200,000	1,200,000
$0.40	January 25,2018	-	56,000
		27,318,027	25,758,030

PROPHECY DEVELOPMENT CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2018, 2017 and 2016
(Expressed in Canadian Dollars)

19.
CAPITAL RISK MANAGEMENT

Management considers its capital structure to consist of share capital, share purchase options and warrants. Prophecy manages its capital structure and makes adjustments to it, based on the funds available to, and required by the Company in order to support the acquisition, exploration and development of mineral properties. The Board of Directors does not establish quantitative returns on capital criteria for management. In order to facilitate the management of its capital requirement, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors. The annual and updated budgets are approved by the Board of Directors.

The properties, to which the Company currently has an interest in, are in the exploration stage; as such, Prophecy is dependent on external financing to fund its activities. In order to carry out the planned exploration and development and pay for administrative costs, Prophecy will spend its existing working capital and raise additional amounts as needed. There were no changes in managements approach to capital management during the year ended December 31, 2018. Neither Prophecy nor its subsidiaries are subject to externally imposed capital requirements.

20.
FAIR VALUE MEASUREMENTS AND FINANCIAL INSTRUMENTS

Fair Value Measurements

Fair value hierarchy

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs. Prophecy utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means; and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs. The following table sets forth Prophecy’s financial assets measured at fair value by level within the fair value hierarchy.

	Level 1	Level 2	Level 3	Total
Financial assets
Cash, December 31, 2018	$5,304,097	$-	$-	$5,304,097
Cash, December 31, 2017	$4,100,608	$-	$-	$4,100,608
Cash, December 31, 2016	$21,648	$-	$-	$21,648

PROPHECY DEVELOPMENT CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2018, 2017 and 2016
(Expressed in Canadian Dollars)

20.
FAIR VALUE MEASUREMENTS AND FINANCIAL INSTRUMENTS (cont’d...)

Categories of financial instruments

The Company considers that the carrying amount of all its financial assets and financial liabilities measured at amortized cost approximates their fair value due to their short term nature. Restricted cash equivalents approximate fair value due to the nature of the instrument. The Company does not offset financial assets with financial liabilities. There were no transfers between Level 1, 2 and 3 for the year ended December 31, 2018.

The Company’s financial assets and financial liabilities are categorized as follows:

	December 31,	December 31,	December 31,
	2018	2017	2016
Fair value through profit or loss
Cash	$5,304,097	$4,100,608	$21,648
Fair value though other comprehensive income
Marketable securities	$-	$205,600	$176,000
Amortized cost
Receivables	$36,399	$34,653	$91,565
Restricted cash equivalents	$34,500	$34,500	$-
	$5,374,996	$4,375,361	$289,213
Amortized cost
Accounts payable and accrued liabilities	$1,636,786	$1,895,983	$2,658,018
Credit facility	$-	$-	$1,071,560
	$1,636,786	$1,895,983	$3,729,578

21.
FINANCIAL RISK MANAGEMENT DISCLOSURES

(a)
Liquidity risk

Liquidity risk is the risk that an entity will be unable to meet its financial obligations as they fall due. The Company manages liquidity risk by preparing cash flow forecasts of upcoming cash requirements. As at December 31, 2018, the Company had a cash balance of $5,304,097 (December 31, 2017 – $4,100,608, December 31, 2016 – $21,648). As at December 31, 2018 the Company had accounts payable and accrued liabilities of $1,636,786 (December 31, 2017 - $1,895,983, December 31, 2016 - $2,658,018), which have contractual maturities of 90 days or less.

The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support normal operation requirements as well as the growth and development of its mineral property interests. The Company coordinates this planning and budgeting process with its financing activities through the capital management process in normal circumstances.

The following table details the Company’s current and expected remaining contractual maturities for its financial liabilities with agreed repayment periods. The table is based on the undiscounted cash flows of financial liabilities.

	0 to 6 months	6 to 12 months	Total
Accounts payable and accrued liabilities
As at December 31, 2018	$1,636,786	$-	$1,636,786
As at December 31, 2017	$1,895,983	$-	$1,895,983
As at December 31, 2016	$2,658,018	$-	$2,658,018

PROPHECY DEVELOPMENT CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2018, 2017 and 2016
(Expressed in Canadian Dollars)

21.
FINANCIAL RISK MANAGEMENT DISCLOSURES (cont’d...)

(b)
Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is exposed to credit risk primarily associated to cash and restricted cash equivalents and receivables, net of allowances. The carrying amount of financial assets included on the statements of financial position represents the maximum credit exposure.

(c)
Market risk

(i)
Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company’s cash and restricted cash equivalents primarily include highly liquid investments that earn interest at market rates that are fixed to maturity. Due to the short‐ term nature of these financial instruments, fluctuations in market rates do not have significant impact on the fair values of the financial instruments as of December 31, 2018. The Company manages interest rate risk by maintaining an investment policy that focuses primarily on preservation of capital and liquidity.

(ii)
Foreign currency risk

The Company is exposed to foreign currency risk to the extent that monetary assets and liabilities held by the Company are not denominated in Canadian dollars.

The Company has exploration and development projects in Mongolia and Bolivia and undertakes transactions in various foreign currencies. The Company is therefore exposed to foreign currency risk arising from transactions denominated in a foreign currency and the translation of financial instruments denominated in US dollars, Mongolian tugrik, and Bolivian boliviano into its functional and reporting currency, the Canadian dollar.

Based on the above, net exposures as at December 31, 2018, with other variables unchanged, a 10% (December 31, 2017 – 10%, December 31, 2016 – 10%) strengthening (weakening) of the Canadian dollar against the Mongolian tugrik would impact net loss with other variables unchanged by $44,000. A 10% strengthening (weakening) of the Canadian dollar against the Bolivian boliviano would impact net loss with other variables unchanged by $811,000. A 10% strengthening (weakening) of the US dollar against the Canadian dollar would impact net loss with other variables unchanged by $60,000. The Company currently does not use any foreign exchange contracts to hedge this currency risk.

(iii)
Commodity and equity price risk

Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. Commodity prices fluctuate on a daily basis and are affected by numerous factors beyond the Company’s control. The supply and demand for these commodities, the level of interest rates, the rate of inflation, investment decisions by large holders of commodities including governmental reserves and stability of exchange rates can all cause significant fluctuations in prices. Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems and political developments. The Company is also exposed to price risk with regards to equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market.

The Company closely monitors commodity prices, individual equity movements and the stock market to determine the appropriate course of action to be taken by the Company. Fluctuations in value may be significant.

PROPHECY DEVELOPMENT CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2018, 2017 and 2016
(Expressed in Canadian Dollars)

22.
RELATED PARTY DISCLOSURES

Prophecy had related party transactions with the following companies, related by way of directors and key management personnel:

●
Linx Partners Ltd., a private company controlled by John Lee, Director, CEO and Executive Chairman of Prophecy, provides management and consulting services to the Company.

●
MaKevCo Consulting Inc., a private company 50% owned by Greg Hall, Director of Prophecy, provides consulting services to the Company.

●
Sophir Asia Ltd., a private company controlled by Masa Igata, Director of Prophecy, provides consulting services to the Company.

A summary of related party transactions by related party is as follows:

	Year Ended December 31,
Related parties	2018	2017	2016
Directors and officers	$1,265,152	$307,425	$280,160
Linx Partners Ltd.	401,044	363,781	210,000
MaKevCo Consulting Inc.	21,200	23,600	22,480
Sophir Asia Ltd.	19,100	19,700	20,380
	$1,706,496	$714,506	$533,020

A summary of the transactions by nature among the related parties is as follows:

	Year Ended December 31,
Related parties	2018	2017	2016
Consulting and management fees	$268,456	$247,525	$153,000
Directors' fees	70,378	60,600	63,240
Mineral properties	631,610	201,875	117,000
Salaries	736,052	204,506	199,780
	$1,706,496	$714,506	$533,020

As at December 31, 2018, amounts due to related parties were $4,634 (December 31, 2017 - $160,503), (December 31, 2016 – $366,269).

Transactions between the Company and its subsidiaries are eliminated on consolidation; therefore, they are not disclosed as related party transactions.

During the years ended December 31, 2012 and 2013, the Company shared administrative assistance, office space, and management with Nickel Creek Platinum Corp. (“Nickel”) pursuant to a Service Agreement dated January 1, 2012, consisting of fixed monthly fees of $40,000. During the year ended December 31, 2018, the Company received $50,000 as a debt settlement in satisfaction of an amount owing from Nickel for services rendered to Nickel and expenses incurred on behalf of Nickel, which was reflected on the consolidated statement of operations.

PROPHECY DEVELOPMENT CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2018, 2017 and 2016
(Expressed in Canadian Dollars)

23.
KEY MANAGEMENT PERSONNEL COMPENSATION

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including directors of the Company.

	Year Ended December 31,
Key Management Personnel	2018	2017	2016
Salaries and short term benefits	$775,064	$204,506	$204,079
Share-based payments	621,339	596,232	181,990
	$1,396,403	$800,738	$386,069

24.
SUPPLEMENTAL CASH FLOW INFORMATION

Year Ended December 31,
	2018	2017	2016
Supplementary information
Interest paid	$-	$21,066	$11,253
Non-Cash Financing and Investing Activities
Shares issued to pay Credit Facility	$-	$900,000	$1,500,000
Shares issued on acquisition of mineral property	$-	$96,200	$-
Bonus shares	$-	$190,320	$-
Shares issued to settle debt	$-	$386,527	$804,648
Capitalized interest	$-	$-	$11,253
Warrants issued for mineral property	$181,944	$-	$-
Depreciation included in mineral property	$27,387	$216,653	$278,376
Property and equipment expenditures included in accounts payable	$489,890	$580,634	$1,097,092
Fair value loss/gain on marketable securities	$12,160	$12,160	$-
Mineral property expenditures included in accounts payable	$1,067,747	$753,248	$962,822
Share-based payments capitalized in mineral properties	$205,057	$227,979	$68,363
Sale of Okeover property for shares and debt settlement	$-	$-	$195,079
Fair value of finders warrants	$-	$-	$10,183
Reclassification of contributed surplus on exercise of options	$15,350	$14,567	$-
Reclassification of contributed surplus on exercise of warrants	$132,453	$10,650	$-

PROPHECY DEVELOPMENT CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2018, 2017 and 2016
(Expressed in Canadian Dollars)

25.
COMMITMENTS

Except as disclosed elsewhere in these financial statements, the Company has the following financial obligations in the ordinary course of business:

	2019	2020	2021	2022	Total

Office Lease Obligations	$44,953	$45,489	$24,574	$9,540	$124,556
	$44,953	$45,489	$24,574	$9,540	$124,556

26.
CONTINGENCIES

ASC tax claim

On January 2, 2015, the Company acquired ASC Holdings Limited and ASC Bolivia LDC (which together, hold ASC Bolivia LDC Sucursal Bolivia, which in turn, held Apogee Silver Ltd.’s (“Apogee”) joint venture interest in the Pulacayo Project) and Apogee Minerals Bolivia S.A. Pursuant to the terms of the Agreement, Prophecy agreed to assume all liabilities of these former Apogee subsidiaries, including legal and tax liabilities associated with the Pulacayo Project.  During Apogee’s financial year ended June 30, 2014, it received notice from the Servicio de Impuestos Nacionales, the national tax authority in Bolivia, that ASC Bolivia LDC Sucursal Bolivia, now the Company’s wholly-owned subsidiary, owed approximately Bs42,000,000 ($8,121,918) in taxes, interest and penalties relating to a historical tax liability in an amount originally assessed at approximately $760,000 in 2004, prior to Apogee acquiring the subsidiary in 2011.  Apogee disputed the assessment and disclosed to the Company that it believed the notice was improperly issued.  The Company continued to dispute the assessment and hired local legal counsel to pursue an appeal of the tax authority’s assessment on both substantive and procedural grounds. On May 26, 2015, the Company received a positive Resolution issued by the Bolivian Constitutional Court that among other things, declared null and void the previous Resolution of the Bolivian Supreme Court issued in 2011 (that imposed the tax liability on ASC Bolivia LDC Sucursal Bolivia) and sent the matter back to the Supreme

26.
CONTINGENCIES (cont’d...)

ASC tax claim (cont’d...)

Court to consider and issue a new Resolution. The Company plans to continue to vigorously defend its position and make submissions to the Supreme Court during the new hearing.   Based on these developments, the tax claim amount of $8,121,918 (2017 - 7,541,016, 2016 - $7,060,690) was classified as non-current liabilities.

Red Hill tax claim

During the year ended December 31, 2014, the Company’s wholly-owned subsidiary, Red Hill Mongolia LLC (“Red Hill”) was issued a letter from the Sukhbaatar District Tax Division notifying it of the results of the Sukhbaatar District Tax Division’s VAT inspection of Red Hill’s 2009-2013 tax imposition and payments that resulted in validating VAT credits of only MNT235,718,533 from Red Hill’s claimed VAT credit of MNT2,654,175,507. Red Hill disagreed with the Sukhbaatar District Tax Division’s findings as the tax assessment appeared to the Company to be unfounded.  The Company disputed the Sukhbaatar District Tax Division’s assessment and submitted a complaint to the Capital City Tax Tribunal.  On March 24, 2015, the Capital City Tax Tribunal resolved to refer the matter back to the Sukhbaatar District Tax Division for revision and separation of the action between confirmation of Red Hill’s VAT credit, and the imposition of the penalty/deduction for the tax assessment.

The Sukhbaatar District Tax Division appealed the Capital City Tax Tribunal’s resolution to the General Tax Tribunal office but was denied on June 4, 2015 on procedural grounds.  As a result, the Sukhbaatar District Tax Division implemented the Capital City Tax Tribunal’s resolution on June 25, 2015, finding: (1) with respect to confirmation of Red Hill’s VAT credit, that after inspection the amount was to be MNT235,718,533; and (2) with respect to the imposition of the penalty/deduction for the tax assessment, that no penalty was to be issued but that Red Hill’s loss to be depreciated and reported was to be MNT1,396,668,549 in 2010 and MNT4,462,083,700 in 2011.  The Company continued to dispute the Sukhbaatar District Tax Division’s assessment and delivered a complaint to Capital City Tax Tribunal on July 24, 2015. Due to the uncertainty of realizing the VAT balance, the Company has recorded an impairment charge for the full VAT balance in the year ended December 31, 2015.

PROPHECY DEVELOPMENT CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2018, 2017 and 2016
(Expressed in Canadian Dollars)

At this time there is no change in the VAT claim. Red Hill has submitted a complaint concerning this long delay to the General Tax office and the Ministry of Finance. Following the submittal, the City tax tribunal officer responded and informed Red Hill that a hearing will be scheduled soon.

Red Hill is working with its external lawyer to give additional documents to the City tax tribunal before the hearing to solidify the case.

As there were no changes from January 1 to December 31, 2018, the impaired value of $Nil for the VAT receivable remains unchanged.

27.
EVENTS AFTER THE REPORTING DATE

The following events occurred subsequent to December 31, 2018:

●
On February 19, 2019, the Company announced that Gerald Panneton resigned as the President & Chief Executive Officer, and a director of the Company. John Lee, Chairman and former Chief Executive Officer of the Company, was appointed to serve as Interim President & Chief Executive Officer. Also, in February 2019, the Company announced resignation of Louis Dionne as a director of the Company.

●
On March 7, 2019, the Company announced the appointment of Michael Doolin as the Company’s Chief Operating Officer and interim Chief Executive Officer, effective April 1, 2019. In this role, Mr. Doolin will manage Prophecy’s worldwide operations while collaborating with Prophecy’s executive chairman John Lee on investor marketing, fundraising and the Company’s overall strategic direction.