Form 20-F
period 2019-12-31
Silver Elephant Mining Corp.
filed 2020-03-31
CIK 1545224

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934. OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2019
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to
OR
☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number: 000-55985

SILVER ELEPHANT MINING CORP.
(Formerly “Prophecy Development Corp.”)

(Exact name of Registrant as specified in its charter)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

Suite 1610 - 409 Granville Street Vancouver, British Columbia, Canada V6C 1T2
(Address of principal executive offices)

Michael Doolin
Suite 1610 - 409 Granville Street Vancouver, British Columbia, Canada V6C 1T2

Telephone: 604-569-3661, Facsimile: 604-569-3617 Email: info@silverelef.com
(Name, Telephone, E-Mail and/or Facsimile number and Address of Company Contact Person)

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 121,299,508 Common Shares as at December 31, 2019

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

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
Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (Sec.232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒
Emerging growth company ☒

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

ITEM 10.	ADDITIONAL INFORMATION	92

	A. Share Capital	92
	B. Memorandum and Articles of Association	92
	C. Material Contracts	95
	D. Exchange Controls	95
	E. Taxation	95
	F. Dividends and Paying Agents	102
	G. Statement by Experts	102
	H. Documents on Display	102
	I. Subsidiary Information	102

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	103

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	104

	A. - C.	104
	D. American Depository Receipts	104
PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	105

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	105

ITEM 15.	CONTROLS AND PROCEDURES	105

	A. Disclosure Controls and Procedures	105
	B. Management's Annual Report on Internal Control Over Financial Reporting	105
	C. Attestation Report of the Registered Public Accounting Firm	105
	D. Changes in Internal Control Over Financial Reporting	106

ITEM 16.	[RESERVED]	106

	ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT	106
	ITEM 16B. CODE OF ETHICS	106
	ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES	106
	ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	107
	ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	107
	ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT	107
	ITEM 16G. CORPORATE GOVERNANCE	107
	ITEM 16H. MINE SAFETY DISCLOSURE	107

PART III

ITEM 17.	FINANCIAL STATEMENTS	108

ITEM 18.	FINANCIAL STATEMENTS	108

ITEM 19.	EXHIBITS	108
	ii

INTRODUCTORY NOTES

GENERAL INFORMATION

In this annual report on Form 20-F (the “Annual Report”), the terms “we”, “our”, “us”, the “Company” refer, unless the context requires otherwise, to Silver Elephant Mining Corp. and its subsidiaries.

PRESENTATION OF FINANCIAL AND OTHER DATA

We prepare our audited consolidated financial statements in accordance with International Financial Reporting Standards, or “IFRS”, as issued by the International Accounting Standards Board, or the “IASB”. The financial information and related discussion and analysis contained in this annual report on Form 20-F are presented in United States dollars, except as otherwise specified. Unless otherwise specified, the financial information analysis in this annual report on Form 20-F is based on our consolidated financial statements as of December 31, 2019, 2018 and 2017, included elsewhere in this document. Percentages and some amounts in this annual report on Form 20-F have been rounded for ease of presentation. Any discrepancies between totals and the sums of the amounts listed are due to rounding.

CURRENCY

Unless otherwise indicated, all references to “dollars” or “$” are to Canadian dollars and all references to “US dollars,” “USD” or “USD$” are to United States of America dollars.

SHARE CONSOLIDATION AND FORWARD SPLIT

Share Consolidation

On June 7, 2016, we completed a consolidation of our issued and outstanding common shares on the basis of one post consolidation common share, option and warrant, for 100 pre- consolidation common shares, options and warrants, as applicable (we refer to this as the “Share Consolidation”).

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

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Annual Report constitute “forward-looking statements” within the meaning of United States securities laws and “forward-looking information” within the meaning of Canadian securities laws and are intended to be covered by the safe harbors provided by such regulations (we refer to such forward-looking statements and forward-looking information collectively as “forward-looking statements”). Forward-looking statements in this Annual Report are frequently, but not always, identified by words such as “expects”, “anticipates”, “intends”, “believes”, “estimates”, “potentially” or similar expressions, or statements that events, conditions or results “will”, “may”, “would”, “could”, “should” occur or are “to be” achieved, and statements related to matters which are not historical facts. Information concerning management’s expectations regarding our future growth, results of operations, performance, business prospects and opportunities may also be deemed to be forward-looking statements, as such information constitutes predictions based on certain factors, estimates and assumptions subject to significant business, economic, competitive and other uncertainties and contingencies, and involve known and unknown risks which may cause the actual results, performance, or achievements to be different from future results, performance, or achievements contained in our forward- looking statements.

Such forward-looking statements include, but are not limited to, statements regarding:

●
our future financial and operating performance;

●
the timing and amount of estimated future operating and exploration expenditures;

●
the permitting, feasibility, and plans for the development of the Gibellini Project (which we define later in this Annual Report);

●
the development of the Pulacayo Paca silver-lead- zinc property located in Quijarro province, Bolivia (the “Pulacayo Project) ;

●
the development of the Titan Project, located at Flett and Angus Townships, 120 kilometres northeast of Sudbury, Ontario, Canada (the “Titan Project”) ;

●
the development of the Chandgana 600MW Coal-Fired Mine Mouth Power Plant project planned in Khentii province, Mongolia (the “Chandgana Project”) (which we define later in this Annual Report), including the finalizing of any power purchase agreement;

●
the costs and timing of the development of new deposits;

●
the costs and timing of future exploration;

●
requirements for additional capital;

●
the likelihood of securing project financing;

●
estimated future coal production at the Ulaan Ovoo coal property (the “Ulaan Ovoo Property”) and the Chandgana Project;

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

●
global outbreaks, including the coronavirus;

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

This foregoing list is not exhaustive of the factors that may affect any of our forward-looking statements. Some of the important risks and uncertainties that could affect forward- looking statements are described further under the heading “Risk Factors” in this Annual Report. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. For the reasons set forth above and elsewhere in this Annual Report, we caution you not to place undue reliance on forward-looking statements in this Annual Report.

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

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING RESERVE AND RESOURCE ESTIMATES

The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43- 101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the United States Securities and Exchange Commission Industry Guide 7 (“SEC Industry Guide 7”) under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”).

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

Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, under SEC Industry Guide 7 the United States Securities and Exchange Commission (the “SEC”) historically only permitted issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

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

The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC. These amendments became effective February 25, 2019 (the “SEC Modernization Rules”) and, following a two-year transition period, the SEC Modernization Rules will replace the historical property disclosure requirements for mining registrants that are included in SEC Industry Guide 7. Following the transition period, as a foreign private issuer that files its annual report on Form 20-F with the SEC, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM. If the Company ceases to be a foreign private issuer or loses its eligibility to file its annual report on Form 20-F, then the Company will be subject to the SEC Modernization Rules which differ from the requirements of NI 43-101 and the CIM.

METRIC CONVERSION TABLE

To Convert Imperial Measurement Units	To Metric Measurement Units	Multiply by
Acres	Hectares	0.4047
Feet	Meters	0.3048
Miles	Kilometers	1.6093
Tons (short)	Tonnes	0.9072
Gallons	Liters	3.785
Ounces (troy)	Grams	31.103
Ounces (troy) per ton (short)	Grams per tonne	34.286

TECHNICAL INFORMATION

This Annual Report contains information of a technical or scientific nature respecting the Company's mineral properties (the "Technical Information"). Technical Information is primarily derived from the documents referenced herein. All Technical Information which appears in this Annual Report has been reviewed and approved by Danniel Oosterman, Vice President Exploration of Silver Elephant who is a “Qualified Person” as defined by the guidelines in NI 43-101. Silver Elephant operates quality assurance and quality control of sampling and analytical procedures.

GLOSSARY OF TERMS

Ag	silver
Au	gold
Fe	iron
ft	feet
g/t	Grams per tonne
lb.	pound (2,000 lbs. to 1 ton, 2,204.6 lbs. to 1 tonne)

Indicated Coal Resource
That part of a Coal Resource for which quantity or quality, densities, shape, and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and quality continuity to be reasonably assumed.

Indicated Mineral Resources
That part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed.

Inferred Coal Resource
That part of a Coal Resource for which quantity and quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and quality continuity. The estimate is based on limited information and sampling, gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings, and drill holes.

Inferred Mineral Resource
Inferred Mineral Resource is the part of a mineral resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and assumed but not verified geological or grade continuity.

m	meters
Measured Mineral Resource
That part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are spaced closely enough to confirm geological and grade continuity.

Ni 43-101	Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects.
oz.	troy ounce (12 oz. to 1 pound)
Preliminary Economic Assessment
A preliminary assessment study (the “PEA”) which includes an economic analysis of the potential viability of a material resource prior to the completion of a prefeasibility study. Based on the Society for Mining, Metallurgy and Exploration (SME) study types a PEA (also known as a conceptual or scoping study used to support a NI 43-101 Technical Report is within +/-35% degree of accuracy.

Preliminary Feasibility Study (PFS)
A comprehensive study of the viability of a project that has advanced to a stage where the mining method and pit configuration has been established and an effective method of coal processing has been determined, and includes a financial analysis based on reasonable assumptions of technical, engineering, legal, operating, economic, social, and environmental factors, and the evaluation of other relevant factors which are sufficient for a Qualified Person (QP), acting reasonably, to determine if all or part of a Resource can be classified as a Reserve (CIM Standards). Based on the SME study types a PFS used to support a NI 43-101 Technical Report is within +/-25% degree of accuracy.

Qualified Person Or QP
An individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation, or mineral project assessment, or any combination of these; has experience relevant to the subject matter of the mineral project and the technical report; and is a member or licensee in good standing of a professional association recognized under Nl 43-101 (CIM Standards).

Ti	Titanium
V	Vanadium

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.
Selected Financial Data

The following selected financial and other data summarize our historical financial information. We derived the selected balance sheet information as of December 31, 2019 and 2018, and the selected statement of operations information for the years ended December 31, 2019 and 2018, from our audited financial statements as of those dates. The consolidated financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board, which differ in certain respects from the principles we would have followed had our consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).

The information in the following tables should be read in conjunction with the information appearing under the heading “Item 5. Operating and Financial Review and Prospects” and our audited annual financial statements under the heading “Item 18. Financial Statements”.

Statement of Operations	2019	2018	2017	2016
Revenue	$—	$—	$—	$—
Net income (loss)	17,513,854	(18,184,468)	(18,592,981)	(2,007,305)
Comprehensive income (loss)	17,513,854	(18,196,628)	(18,580,821)	(2,007,305)
Basic net (loss) income per share	0.17	(0.23)	(0.33)	(0.05)
Diluted net (loss) income per share	0.17	(0.23)	(0.33)	(0.05)

Balance Sheet Data	2019	2018	2017	2016
Total Asset	$27,448,088	$9,264,205	$18,368,843	$27,828,109
Share Capital	$181,129,012	$173,819,546	$165,862,805	$156,529,025
Number of Shares (as adjusted to reflect changes in capital)	121,299,508	95,316,127	74,721,790	48,076,530
Total liabilities	$2,740,000	$10,023,943	$9,681,322	$11,032,616
Total shareholders’ equity	$24,708,088	$(759,738)	$8,687,521	$16,795,493

B.
Capitalization and Indebtedness

Not applicable.

C.
Reasons for the Offer and Use of Proceeds

Not applicable.

D.
Risk Factors

This section describes some of the risks and uncertainties faced by us. An investment in the Company involves a high degree of risk. You should carefully consider the risks described below and the risks described elsewhere in this Annual Report when making an investment decision related to the Company. We believe the risk factors summarized below are most relevant to our business. These are factors that, individually or in the aggregate, could cause our actual results to differ significantly from anticipated or historical results. The occurrence of any of the risks could harm our business and cause you to lose all or part of your investment. However, you should understand that it is not possible to predict or identify all such factors. The risks and uncertainties described and discussed below and elsewhere in this Annual Report are not the only risks and uncertainties that we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of these risks actually occurs, our business, financial condition and results of operations would suffer. The risks discussed below also include forward-looking statements, and our actual results may differ substantially from those discussed in these forward-looking statements. See the discussion under the heading “Cautionary Note Regarding Forward-Looking Statements” at the beginning of this Annual Report for more detail.

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

We are in the exploration stage and will likely operate at a loss until our business becomes established. We will require additional financing in order to fund future operations. Our ability to secure any required financing in order to commence and sustain our operations will depend in part upon prevailing capital market conditions as well as our business success. There can be no assurance that we will be successful in our efforts to secure any additional financing on terms satisfactory to our management. If additional financing is raised by issuing common shares, control may change, and shareholders may suffer additional dilution. If adequate funds are not available or they are unavailable on acceptable terms, we may be required to scale back our business plan or cease operating.

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

All of the properties in which we hold an interest are considered to be in the exploration stage only and do not contain a known body of commercial minerals. The figures for our resources are estimates based on interpretation and assumptions and may yield less mineral production under actual operating conditions than is currently estimated. Unless otherwise indicated, mineralization figures presented in this Annual Report and in our other filings with securities regulatory authorities, news releases and other public statements that may be made from time to time are based upon estimates made by our personnel and independent geologists. These estimates may be imprecise because they are based upon geological and engineering interpretation and statistical inferences drawn from drilling and sample analysis, stated operating conditions, and mineral processing tests, which may prove to be unreliable. There can be no assurance that:

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

The outbreak of contagious diseases, including the spread of the coronavirus, could impact our business operations, results of operations and/or financial condition.

Our business operations could be significantly adversely affected by the effects of a widespread global outbreak of contagious disease, including the recent outbreak of respiratory illness caused by a novel coronavirus (the “COVID-19”). We cannot accurately predict the impact COVID-19 will have on third parties, including our employees or contractors, ability to fulfil their obligations to the Company, including due to uncertainties relating to the ultimate geographic spread of the virus, its severity, the duration of the outbreak, and the restrictions imposed by governments of affected countries to combat COVID-19. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries (including those countries in which our properties are located and other countries we rely on to conduct our business operations), resulting in an economic downturn that could negatively impact our operating results and financial condition. There can be no assurance that any policies or procedures that have been or that may be put in place by the Company will mitigate the risks associated with, or that they will not cause us to experience, less favourable health, safety and economic outcomes, including the ability to obtain financing for business operations as needed or on terms acceptable to the Company.

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

All claims held by us in the United States are unpatented lode mining claims and all claims held by us in Ontario are patented claims. At present, there is no royalty payable to the United States on production from unpatented mining claims, but exploration and development on these claims is subject to regulation and requires permits from the U.S. Department of Interior and various state agencies. There is a tax imposed on profits from the extraction of mineral substances raised and sold by operators of Ontario mines. There have been legislative attempts to impose a royalty on production from unpatented mining claims in the United States in recent years. Amendments to current laws and regulations governing exploration, development and mining or more stringent implementation thereof could have a material adverse effect on our business and cause increases in exploration expenses or capital expenditures or require delays or abandonment in the development of our properties.

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

Certain of our current exploration properties are located in Bolivia and Mongolia, and their operations may be exposed to various levels of political, economic, and other risks and uncertainties.

Certain of our current exploration properties are located in Bolivia and Mongolia. In these countries, their operations may be exposed to various levels of political, economic, and other risks and uncertainties. These risks and uncertainties include, but are not limited to, political and bureaucratic corruption and uncertainty, terrorism, hostage taking, military repression, fluctuations in currency exchange rates, high rates of inflation, labor unrest, civil unrest, expropriation and nationalization, renegotiation or nullification of existing concessions, licenses, permits and contracts, illegal mining, changes in taxation policies, restrictions on foreign exchange and repatriation, changing political conditions, currency controls, and governmental regulations that favor or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Future political and economic conditions may result in a government adopting different policies with respect to foreign development and ownership of mineral resources. Any changes in policy may result in changes in laws affecting ownership of assets, foreign investment, taxation, rates of exchange, resource sales, environmental protection, labour relations or practices, price controls, repatriation of income, and return of capital which may affect both our ability to undertake exploration and development activities in respect of future properties in the manner currently contemplated, as well as our ability to continue to explore, develop, and operate those properties to which we have rights relating to exploration, development, and operations.

Changes in regulations or shifts in political attitudes in Bolivia and Mongolia, as well as in neighbouring countries, are beyond our control and may adversely affect our business, financial condition and prospects.

Any changes in regulations or shifts in political attitudes in Bolivia and Mongolia are beyond our control and may adversely affect our business, financial condition and prospects.

The Bolivian government adopted a new constitution (which we refer to as the “NCPE”) in early 2009 which increased state control over key economic sectors, including mining. The NCPE provides that all minerals, among all natural resources, belong to the Bolivian people who are represented by the government. Such entity is the only one capable of managing all minerals throughout the production chain. Consequently, only the Bolivian central government possesses the authority to grant mining rights. Bolivian President Evo Morales signed a new law, the Law of Mining Rights, increasing the State’s expropriation powers over the mining sector. It was specifically drafted to target mines deemed by the state as unproductive, inactive or idle. The Bolivian government has assigned responsibility for determining whether a concession is idle to the Vice Ministry of Regulation, Auditing and Mining Policy. Mining areas occupied by cooperatives or local groups will not be regarded as idle. There have been recent actions by the government of Bolivia to ease concerns of foreign exploration and mining investors. As reported in the Mining Journal, at a UK-Bolivia trade and investment forum in London in June of 2016, Félix César Navarro, Minister of Mining and Metallurgy (“Minister Navarro”), talked of new safeguards for foreign investors looking to put cash into the country, stating, that new contracts governing exploration, mining and processing were currently going through Bolivia’s congress that would give foreign investors the legal security they need to invest in the country (report by Mining Journal June 10, 2016). Certain Company officials also met with Minister Navarro in March, October and November of 2016. During the meeting in March at the 2016 PDAC convention, Minister Navarro expressed his full support for the start-up and development of the Pulacayo mine. During the October meeting, Minister Navarro stated that the aim of the recent mining regulation is to support the investors and ensure the inclusion of cooperative labor in their projects. At the November meeting, Minister Navarro stated that both public and private mining sectors will try to attract foreign investment disclosing and sharing their experience with investors from several parts of the world. We consider our investment in the Pulacayo Project to be safe. However, we cannot provide any assurance that our operations at the Pulacayo Project will not be affected by changes in the political environment of Bolivia or the political attitudes of the Bolivian government. Further, there can be no assurance that neighboring countries’ political and economic policies in relation to Bolivia will also not have adverse economic effects on our business, including our ability to transport and sell our product and access construction labor, supplies and materials.

The Mongolian legal system shares several of the qualitative characteristics typically found in a developing country and many of its laws, particularly with respect to matters of environment and taxation, are still evolving. A transaction or business structure that would likely be regarded under a more established legal system as appropriate and relatively straightforward might be regarded in Mongolia as outside the scope of existing Mongolian law, regulation or legal precedent. As the legal framework in Mongolia is in many instances based on recent political reforms or newly enacted legislation which may not be consistent with long-standing conventions and customs, certain business arrangements or structures and certain tax planning mechanisms may carry significant risks. In particular, when business objectives and practicalities dictate the use of arrangements and structures that, while not necessarily contrary to settled Mongolian law, are sufficiently novel within a Mongolian legal context, it is possible that such arrangements may be invalidated.

The legal system in Mongolia has inherent uncertainties that could limit the legal protections available to us. These uncertainties include, without limitation: (i) inconsistencies between laws; (ii) limited judicial and administrative guidance on interpreting Mongolian legislation; (iii) substantial gaps in the regulatory structure due to delay or absence of implementing regulations; (iv) the lack of established interpretations of new principles of Mongolian legislation, particularly those relating to business, corporate and securities laws; (v) a lack of judicial independence from political, social and commercial forces; and (vi) bankruptcy procedures that are not well developed and are subject to abuse. The Mongolian judicial system has relative little experience in enforcing the laws and regulations that currently exist, leading to a degree of uncertainty as to the outcome of any litigation, it may be difficult to obtain swift and equitable enforcement, or to obtain enforcement of a judgment by a court of another jurisdiction.

In addition, while legislation has been enacted to protect private property against expropriation and nationalization, due to the lack of experience in enforcing these provisions and political factors, these protections may not be enforced in the event of an attempted expropriation or nationalization. Whether legitimate or not, expropriation or nationalization of any of our assets, or portions thereof, potentially without adequate or any compensation, could materially and adversely affect our business and results of operations. Further, there can be no assurance that neighboring countries’ political and economic policies in relation to Mongolia will not have adverse economic effects on our business, including our ability to transport and sell our product and access construction labor, supplies and materials.

In Bolivia, recent and anticipated changes to mining laws and policies and mining taxes and expected changes in governmental regulation or governmental actions may adversely affect us.

In Bolivia, recent and anticipated changes to mining laws and policies and mining taxes and expected changes in governmental regulation or governmental actions may adversely affect us. On May 28, 2014, Law 535 of Mining and Metallurgy (which we refer to as the “May Mining Law”) was adopted and placed into effect. Pursuant to the May Mining Law, we must develop our mining activities to comply with the economic and social function, which means observing the sustainability of the mining activities, work creation, respecting the rights of our mining workers, and ensuring the payment of mining patents and the continuity of existing activities.

The Framework Law on Mother Earth and Integral Development for Living Well (together with the May Mining Law, the “New Mining Laws”), in effect since October 15, 2012, prioritizes the importance of nature to the Bolivian people and could have significant consequences to the country’s mining industry. This law established 11 new rights for “mother earth” including, the right to life and to exist; the right to continue vital cycle and processes free from human alteration; the right to pure water and clean air; the right to balance; the right not to be polluted; and the right to not have cellular structure modified or genetically altered. At present, it is unclear how the New Mining Laws will affect exploration companies with projects in the area or how the law will be enforced.

In the past, the Government of Bolivia has nationalized the assets of certain companies in various industries. Nationalization or other expropriation of our assets, without adequate compensation, could have a material adverse effect on our business and/or result in the total loss of our investment in Bolivia.

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

We are subject to anti-corruption legislation including the Corruption of Foreign Public Officials Act (Canada) and other similar acts (which we refer to collectively as “Anti- Corruption Legislation”), which prohibit us or any of our officers, directors, employees or agents or any of our stockholders acting on our behalf from paying, offering to pay or authorizing the payment of anything of value to any foreign government official, government staff member, political party or political candidate in an attempt to obtain or retain business or to otherwise influence a person working in an office capacity. Anti-Corruption Legislation also requires public companies to make and keep books and records that accurately and fairly reflect their transactions and to devise and maintain an adequate system of internal accounting controls. Our international activities create the risk of unauthorized payments or offers of payments by our employees, consultants or agents, even though they may not always be subject to our control. We have policies and procedures in place that strictly prohibit these practices by our employees and agents. However, our existing safeguards and any future improvements may prove to be less than effective, and our employees, consultants and agents may engage in conduct for which we may be held responsible. Any failure by us to adopt appropriate compliance procedures and to ensure that our employees and agents comply with Anti- Corruption Legislation and other applicable laws and regulations in foreign jurisdictions could result in substantial penalties or restrictions on our ability to conduct our business, which may have a material adverse impact on us or our share price.

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

Our insurance will not cover all the potential risks associated with a mining company’s operations. We may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to us or to other companies in the mining industry on acceptable terms. We may also become subject to liability for pollution or other hazards which may not be insured against or which we may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its financial condition and results of operations.

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

Unauthorized access to our IT systems as a result of cyber-attacks could lead to exposure, corruption or loss of confidential information, and disruption to our communications, operations, business activities or our competitive position. Further, disruption of critical IT services, or breaches of information security, could expose us to financial losses and regulatory or legal action. Our risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber- security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority.

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

Because the Company is an exploration stage company and its only material revenues consist of passive investment income on its cash investments, U.S. shareholders of common shares should be aware that the Company believes it was classified as a passive foreign investment company (“PFIC”) during the tax year ended December 31, 2019, and based on current business plans and financial expectations, the Company anticipates that it may be a PFIC for the current tax year and may be a PFIC in future tax years. If the Company is a PFIC for any year during a U.S. shareholder’s holding period of the common shares, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of common shares, or any “excess distribution” received on its common shares, as ordinary income, and to pay an interest charge on a portion of such gain or distribution, unless the shareholder makes a timely and effective "qualified electing fund" election (“QEF Election”) or a "mark-to-market" election with respect to the common shares.

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

ITEM 4.  INFORMATION ON THE COMPANY

A.
History and Development of the Company

Silver Elephant Mining Corp. (formerly Prophecy Development Corp.) is an exploration stage company specializing in mine permitting, construction, and operations in the United States, Canada, Bolivia and Mongolia. The Company, in its current form, is primarily the product of an April 16, 2010 business combination between Red Hill Energy Inc. and Prophecy Resource Corp. We are currently governed under the Business Corporations Act (British Columbia) (“BCBCA”). Our head and registered offices are located at Suite 1610 – 409 Granville Street, Vancouver, British Columbia, V6C 1T2, Telephone: 604-569-3661.

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

On January 2, 2015, we completed, by way of a share purchase agreement, the acquisition of 100% of Apogee Silver Ltd.’s (“Apogee”) interest in and to ASC Holdings Limited and ASC Bolivia LDC (which together, indirectly held through ASC Bolivia LDC Sucursal Bolivia, Apogee’s joint venture interest in the Pulacayo Project and Apogee Minerals Bolivia S.A. by paying to Apogee $250,000 in cash and issuing to Apogee 60 million common shares of the Company.

On January 5, 2015, Prophecy Coal Corp. changed its name to “Prophecy Development Corp.” in connection with an acquisition of assets located in Bolivia and to better reflect its various interests in its mining and energy projects at the time in the United States, Canada, Bolivia and Mongolia.

On March 12, 2015, we entered into a credit facility (which, as amended, we refer to as the “Credit Facility”) with Linx Partners Ltd. (which we refer to as “Linx”), a private company wholly-owned and controlled by John Lee, our Interim Chief Executive Officer and Executive Chairman, and a member of our board of directors (which we refer to as the “Board”), in order to meet interim working capital requirements to fund our business operations and financial commitments. The Credit Facility was amended on May 5, 2015 and February 24, 2016. The Credit Facility was revolving and had a maximum principal amount available for advance of $2.5 million. The Credit Facility had a two-year term with an option to extend for any number of subsequent one-year terms subject to approval by the TSX and had a simple interest rate of 18% per annum. We closed out and terminated the Credit Facility on November 28, 2017.

On May 5, 2015, the Company, through our wholly-owned subsidiary, Red Hill, entered into a purchase agreement with Khishig Arvin Industrial LLC, an arm’s-length party in Mongolia, to sell substantially all of our mining and transportation equipment at our Ulaan Ovoo Property for total proceeds of approximately $2.34 million. The sale, together with the sale of additional equipment to other arm’s-length parties, was completed in June 2015 and we received approximately $2.9 million in cash. In consideration for our receiving consent to the sales of the equipment from Linx, which held a general security interest over all of our property (including property indirectly held through our subsidiaries such as Red Hill), we issued the equivalent of 1,200,000 common share purchase warrants of the Company to Mr. Lee, the beneficial owner of Linx, exercisable at the equivalent of $0.50 per share for a period of five years expiring on May 22, 2020.

On September 1, 2015, we announced a non-brokered private placement involving the issuance of up to the equivalent of 4,000,000 units at a price of the equivalent of $0.50 per unit. Each unit consisted of one common share of the Company and one common share purchase warrant entitling the holder thereof to acquire an additional common share of the Company at a price of the equivalent of $0.70 per common share for a period of five years from the date of issuance. On September 30, 2015, we closed on a first cash tranche of the aforementioned private placement for gross cash proceeds of $556,000 through the issuance of the equivalent of 1,112,000 units (the “Sept. 1, 2015 Private Placement”) . The remainder of this private placement was cancelled on November 4, 2015.

On November 12, 2015, we announced a non-brokered private placement involving the issuance of up to the equivalent of 2,500,000 units at a price of the equivalent of $0.40 per unit (the “Nov. 12, 2015 Private Placement”). Each unit consisted of one common share of the Company and one common share purchase warrant entitling the holder thereof to acquire an additional common share of the Company at a price of the equivalent of $0.70 per common share for a period of five years from the date of issuance. On November 13, 2015 we closed on a first tranche of the aforementioned private placement for gross cash proceeds of $250,000 through the issuance of the equivalent of 625,000 units. On December 18, 2015, we announced the closure of the aforementioned private placement with no further subscriptions.

On January 25, 2016, we completed a non-brokered private placement involving the issuance of the equivalent of 800,000 units at a price of the equivalent of $0.25 per unit (the “Jan. 25, 2016 Private Placement”) , with each unit consisting of one common share and one warrant to purchase one common share at a price of the equivalent of $0.40 per common share for a period of five years from the date of issuance.

On January 29, 2016, we voluntarily delisted our common shares from the OTCQX.

On March 30, 2016, we entered into a debt settlement agreement with Linx and Mr. Lee, the beneficial owner of Linx, pursuant to which, we agreed to issue the equivalent of 7,500,000 units to Mr. Lee, in satisfaction of $1,500,000 of indebtedness owed by us to Linx under the Credit Facility (the “Mar. 30, 2016 Linx Settlement”) . Each unit consists of one common share and one warrant to purchase one common share at a price of the equivalent of $0.40 per common share for a period of five years from the date of issuance. We issued the aforementioned equivalent of 7,500,000 units on June 6, 2016.

On June 7, 2016, we completed the Consolidation.

On August 29, 2016, we completed a non-brokered private placement involving the issuance of the equivalent of 2,027,350 units at a price of the equivalent of $0.38 per unit for gross proceeds of $770,393 (the “Aug. 29, 2016 Private Placement”). Each unit consisted of one common share and one-half of one common share purchase warrant, with each full purchase warrant entitling the holder thereof to purchase one common share at a price equivalent of $0.44 per common share for a period of five years from the date of issuance.

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

THREE YEAR HISTORY

Year Ended December 31, 2017

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

On February 10, 2017, we acquired the remaining 20% title interest held by Ransburg International Gold Corp. in the patented claims that comprise the Titan Project, and issued the equivalent of 200,000 common shares of the Company in consideration therefor.

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

On September 20 and October 16, 2017, we closed on the first and second tranches, respectively, of a non-brokered private placement, pursuant to which we issued a total of the equivalents of 7,845,460 units and 11,397,110 special warrants each, at a price of the equivalent of $0.35 per unit or special warrant. Each unit consisted of one common share and one-half of one share purchase warrant. Each whole warrant entitles the holder thereof to acquire one common share at a price equivalent of $0.40 and is exercisable for a period of three years from the date of issuance. Each Special Warrant was to be exercisable for one unit at no additional cost to the holder provided TSX and shareholder approval for the issuance was obtained within a specified time. On December 18, 2017, all the special warrants were converted into units, with each such unit comprised of one common share and one-half of one share purchase warrant. Each such whole warrant entitled the holder thereof to acquire one common share at a price equivalent of $0.40 for a period of three years from the date of issuance.

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

Year Ended December 31, 2018

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

On August 14, 2018, we closed the Company’s non-brokered private placement for gross proceeds of $1,137,197 through the issuance of 4,061,417 units of the Company. Each unit is comprised of one common share of the Company and one common share purchase warrant. Each warrant entitles the holder to purchase one additional common share of the Company at an exercise price of $0.40 for a period of three years from the closing of the first tranche of the placement.

On August 8, 2018, we completed the Forward Split.

On August 20, 2018, the Company secured water supply for the Gibellini Project’s construction and operation. The Company signed a 10-year water lease agreement (the “Agreement”) with the owner of a private ranch, located approximately 14.5 km from the Gibellini Project. The Agreement can be extended for any number of additional 7-year terms, not to exceed (with the primary term) a total of 99 years. Per the terms of the Agreement, the lessor has granted to the Company the rights to 805 acre-feet (approximately 262.4 million gallons) of water per year for the Gibellini Project, at a minimum flow rate of 500 gallons per minute from its year-round springs surface water stream.

On October 2, 2018, the Company signed a Memorandum of Agreement for voluntary cost recovery with the Bureau of Land Management Battle Mountain District office (who we refer to as “BLM”) to expedite Gibellini Project permitting efforts. The Company and the BLM agreed in principal to a fixed cost structure that will have the Company reimburse the BLM for the cost of all anticipated work for the BLM to complete its review of the Company’s submission of mine plan of operations and any updates to existing baseline studies.

On November 22, 2018, we closed a bought deal financing previously announced on November 1, 2018, which raised gross proceeds of $5,520,000. The Company entered into an agreement with BMO Nesbitt Burns Inc. (“BMO”), under which BMO agreed to buy on a bought deal basis 12,000,000 Shares, at a price of $0.46 per Share. The Shares were offered by way of a short form prospectus in each of the provinces and territories of Canada, except Québec. The Company incurred $560,576 in common share issuance costs

On December 18, 2018, the Company announced that it selected M3 Engineering & Technology Corporation to provide engineering, procurement, construction and management services for its Gibellini Project in response to its Request for Proposal issued on August 15, 2018.

Year Ended December 31, 2019

On February 14, 2019, the Company announced that it had retained Amec Foster Wheeler E&C Services Inc. (Wood) to undertake updating of the mineral resource and mining section for the Company’s upcoming feasibility study (“FS”) to be completed to the standards of NI 43-101 of its Gibellini Project.

On March 18, 2019 the Company announced that the Ulaan Ovoo Property had started up. The Company also reported that it had executed a lease agreement with an arms-length private Mongolian company (the “Lessee”) whereby the Lessee performs mining operations at the Company’s Ulaan Ovoo Property, and will pay the Company $2 (the “Production Royalty”) for every tonne of coal shipped from the Ulaan Ovoo site premises. The Lessee is responsible for all capital and operating expenses, government taxes and royalties related to Ulaan Ovoo operation.

On March 26, 2019 the Company announced its vanadium assay results from its fall 2018 exploration reconnaissance program on the Gibellini Project. There were 155 assays taken from three prospective exploration areas which all were within 5 km to the existing Gibellini vanadium NI 43-101 compliant resource pit.

On May 1, 2019 the Company announced that it had received guidance regarding expected permitting timelines following the Company meeting with regulators in late April 2019. The Company estimated Q1 2020 as the target date for publication of the Notice of Intent (“NOI”) to prepare an Environment Impact Statement (“EIS”) in the Federal Register. Upon publication of the NOI the review process is mandated to be completed within a 12-month period under the US Department of the Interior’s Secretarial Order No. 3355. Based on this guidance, an EIS Record of Decision (“ROD”) would be expected no later than Q1 2021. Upon receipt of a positive ROD and issuance of Nevada State permits, the Company plans to start mine construction in 2021 and begin vanadium production by Q4 2022.

On May 27, 2019 the Company announced that its Annual General Meeting (“AGM”) had been scheduled for September 12, 2019. Due to some recent changes in the Company’s Management, the AGM was delayed from being held within six months of its year end. TSX approval had been obtained to delay the Company’s AGM to September 12, 2019.

On June 19, 2019, the Company announced the appointment of a third party NEPA contractor and SWCA Environmental Consultants to work under the direction of the BLM per the provisions of a Memorandum of Understanding between SWCA Environmental Consultants, BLM and the Company, to prepare the EIS for the and assist the BLM in the maintenance of the administrative record. The EIS was prepared pursuant to Secretarial Order 3355 in the Federal Register to BLM.

On July 8, 2019 the Company announced that it had submitted its updated Plan of Operations (the “POO”) through the Company’s U.S. subsidiary for the Gibellini Project to the BLM and the Reclamation Permit Application to the Nevada Division of Environmental Protection, Bureau of Mining Regulation and Reclamation (the “BMRR”). The POO was submitted on schedule and prepared under budget. The POO submission is the last major step before the publication of the NOI which will initiate the EIS process under the Secretary of Interior Order No. 3355 (Streamlining National Environmental Policy Reviews and Implementation of Executive Order 13807; see Company’s news release dated March 28, 2018 filed on SEDAR). The streamlined EIS process from NOI to the ROD is one year.

The Company further announced that a positive resolution was issued from the Mongolia city tax tribunal regarding the Company’s VAT dispute with the Mongolia tax office. The resolution, which is binding and final, affirmed the Company’s outstanding VAT credit of 1.169 billion MNT (USD$439,470 based on today’s exchange rate of 2,660 MNT to 1 USD$) which resulted from past mining equipment purchases. The VAT credit can be used to offset the Company’s taxes and royalty payments; or be refunded in cash by Mongolia’s Ministry of Finance within 12 to 24 months processing time. In addition, the Company also reported that it had successfully converted its Chandgana Khavtgai coal exploration license to a mining license in central Mongolia.

On July 19, 2019, the Company announced its objectives for the second half of 2019 for its Gibellini Project. The Company plans to submit the key Nevada state permit applications required for project construction by the end of the third quarter of 2019 (Completed). It is anticipated that all approvals will be received by first quarter of 2021.

On July 29, 2019, the Company the Company granted in aggregate 1,685,000 incentive stock options to its directors, officer and employees of the Company. The options are exercisable at a price of $0.20 per common share for a term of five years expiring on November 1, 2024 and vest at 12.5% per quarter for the first two years following the date of grant.

On August 19, 2019 the Company announced the formation of two wholly owned Canadian BC subsidiaries: Silver Elephant Mining Corp. and Asia Mining Inc. in order to facilitate potential future spinoffs of the Company’s wholly owned Bolivian silver operation and Mongolian coal operation.

On August 26, 2019 the Company announced that it was undertaking a non-brokered private placement involving the issuance of 13 million common shares at a price of $0.20 per share to raise aggregate gross proceeds of $2,600,000 (the “Aug. 26, 2019 Private Placement”). The Company’s management and directors subscribed to 2 million common shares in the Aug. 26, 2019 Private Placement. These common shares were subject, under applicable Canadian securities laws, to a minimum hold period of four months plus one day from the date of issue.

On September 6, 2019, the Company closed the Aug. 26, 2019 Private Placement. The Placement raised gross cash proceeds of $2,600,000 through the issuance of 13,000,000 common shares of the Company at a price of $0.20 per share. The Company paid $10,000 in cash and issued 525,000 shares as finder’s fees. Proceeds of the Aug. 26, 2019 Private Placement are to be used to develop the Company’s mineral projects and for general working capital purposes.

On September 24, 2019 the Company announced the successful completion of its internal reorganization. The Company further announced, subject to approval by the TSX, that it would issue 175,000 common shares, with a four-month hold period under applicable Canadian securities laws, to Mr. Bryan Slusarchuk in exchange for consulting services to the Company.

On September 30, 2019, the Company announced a 5,000-meter diamond drilling at its Pulacayo Project had started with first set of assay results expected in early November, 2019.

On October 3, 2019, the Pulacayo Mining Production Contract (“MPC”) was executed between the Company and the Corporación Minera de Bolivia (“COMIBOL”), a branch of the Bolivian Ministry of Mining and Metallurgy. Notification of the final government resolution approving the MPC was received on September 27, 2019. The MPC granted the Company the 100% exclusive right to develop and mine at the Pulacayo and Paca concessions for up to 30 years, which is comparable to a mining license in Canada or the United States. The Company’s Bolivian subsidiaries had spent $25 million on Pulacayo and Paca as of October 3, 2019 with over 80,000 meters of drilling, with a completed historic independent FS study, and an approved detailed environment impact assessment (“DEIA”).

On October 7, 2019, the Company announced that it was undertaking a non-brokered private placement involving the issuance of 10 million common shares at a price of $0.40 per share (the “Oct. 7, 2019 Private Placement”) to raise aggregate gross proceeds of $4,000,000.

On October 9, 2019, the Company issued 104,951 common shares at a value of $43,060 to its directors to settle outstanding director fees.

On October 21, 2019, the Company announced that it has closed the Oct. 7, 2019 Private Placement. The Oct. 7, 2019 Private Placement raised gross cash proceeds of $3,900,000 for Company through the issuance of 9,750,000 common shares of the Company at a price of $0.40 per share. Mr. Eric Sprott, through 2176423 Ontario Ltd., a corporation that is beneficially owned by him, acquired 5,000,000 shares under the Oct. 7, 2019 Private Placement for a total consideration of $2,000,000. Following the completion of the private placement, Mr. Sprott’s holdings represented 9% of the issued and outstanding common shares of the Company at the time the Oct. 7, 2019 Private Placement. Mr. Sprott beneficially owned 5,9000,000 common shares in the Company prior to this investment. The Company’s management and directors purchased 0.4 million common shares for proceeds of $160,000. The Company issued 654,500 common shares as finder’s fees to Mackie Research Capital Corp. All shares issued in the Oct. 7, 2019 Private Placement were subject to a four month and one day hold period under applicable Canadian securities laws. Proceeds are to be used for the Company’s mineral project development and for general working capital purposes.

On October 28, 2019, the Company announced the diamond drilling results from the Company’s 100% controlled Paca silver project in the Potosi department of Bolivia

On November 1, 2019, the Company granted in aggregate 1,680,000 incentive stock options to its directors, officer and employees of the Company. The options are exercisable at a price of $0.44 per common share for a term of five years expiring on November 1, 2024 and vest at 12.5% per quarter for the first two years following the date of grant.

On November 7, 2019, the Company announced that it had submitted, through its wholly owned US subsidiary Nevada Vanadium, LLC (“Nevada Vanadium”), the applications and Engineering Design Reports for the primary mining permits that govern project construction, operations and closure for its Gibellini Project located in Eureka County, Nevada, U.S., to BLM and the Gibellini Project EIS contractor SWCA Environmental Consultants. The permit applications were submitted on October 31, 2019 for the Water Pollution Control Permit and the Class II Air Quality Permit. These Nevada state permits have been developed to provide construction level engineering that supports the mine plan previously submitted to the BLM in the POO. Comments received from both the BLM and SWCA were used as guidance in the engineering design to ensure the State and Federal Permits are aligned and reflect the most current guidance provided by both the Company and Nevada Vanadium LLC.(“NDEP”) and BLM.

On December 4, 2019, the Company announced that it had received on November 18, 2019, the 18-page Resolution No. 195/2018 issued by the Supreme Court of Bolivia (the “2019 Resolution”), signed by all of its nine judges. It declared that the contentious tax claim of US$6,556,787 (US$816,769.54 income tax on alleged 2003 profits and US$5,740,017.81 in interests and penalties) brought by Bolivia’s General Revenue Authority against the Company’s Bolivian subsidiary was not proven. The 2019 Resolution is final and binding. Hence neither the Company nor the Company's Bolivian subsidiaries owe any outstanding back taxes to the Bolivian General Revenue Authority.

On December 18, 2019, the Company announced that the phase two drilling had commenced at the Pulacayo Project. It is a 5,000-meter program that will consist mainly of wide step-out drilling up to 1.5km west (Western Block) of the current 43-101 Pulacayo resource. That current Pulacayo resource covers 1.4 km in strike and represents only a small portion of the Tajo vein system (the “TVS”) which is over 3 km in strike and open to least 1,000 meters at depth, according to historical records of underground mining.

During the year ended December 31, 2019, the Company experienced various changes in Directors, Officers and Management of the Company as follows:

●
Gerald Panneton ceased to be the President, Chief Executive Officer and a Director on February 15, 2019;
●
John Lee ceased to act as Head of International Affairs on February 15, 2019;
●
Tony Wong ceased to act as Corporate Secretary on February 22, 2019;
●
Louis Dionne ceased to be a Director on February 28, 2019;
●
Rocio Echegaray was appointed Corporate Secretary on March 8, 2019;
●
Michael Doolin was appointed Chief Operating Officer and Interim Chief Executive Officer on April 1, 2019;
●
John Lee ceased to act as Interim President and Chief Executive Officer on April 1, 2019;
●
Bekzod Kasimov ceased to act as Vice-President Business Development on July 1, 2019;
●
Marc Leduc was appointed as a Director on July 22, 2019;
●
Joaquin Merino-Marquez was appointed as Vice-President, South American Operation on November 1, 2019;
●
Ronald Clayton was appointed as a Director on November 4, 2019;
●
Michael Drozd ceased to act as Vice-President, Operations on November 7, 2019;
●
Rocio Echegaray ceased to act as Corporate Secretary on November 15, 2019; and
●
Brigitte McArthur was appointed Corporate Secretary on November 15, 2019;

Subsequent Events to December 31, 2019

On January 8, 2020, the Company announced the following:

●
a special meeting (the “Special Meeting”) of the shareholders to be held on March 16, 2020 to seek shareholder approval the following:

●
changing the name of Prophecy Development Corp. to Silver Elephant Mining Corp. (the "Name Change");
●
to consolidate the Company’s issued and outstanding common shares at a ratio between one (1) new common share for every five (5) to ten (10) issued and outstanding common shares (the “2020 Consolidation”).
●
●
proposed new symbol of “ELEF” for the trading of the Company’s common shares on the TSX; and
●
ratification of 1,275,000 stock options previously granted to certain directors, officers, employees and consultants of the Company on July 29, 2019 pursuant to the terms of the Company’s 20% fixed share-based compensation plan, as amended (the “Share-Based Compensation Plan”).

●
the engagement of Ken Cotiamco to provide investor relations and shareholder communications services effective January 6, 2020. The Company further announced that Ken Cotiamco entered into a consulting agreement whereby Ken Cotiamco would receive from the Company remuneration of $4,000 per month for a term of three months, which could be extended and also pursuant to the consulting agreement the Company granted 100,000 incentive stock options at a price of $0.41 per common share for a term of five years expiring on January 6, 2025;
●
pursuant to the Company’s Share-Based Compensation Plan, the issuance of an aggregate of 1,601,000 common shares (subject to a minimum hold period of four months plus one date from the date of issuance, under applicable Canadian securities laws) as 2019 bonus payments to certain directors, officers, employees and consultants of the Company;
●
that further to the Company’s news release dated December 18, 2019, the Company had completed the first of 3 holes of the planned 17 drill holes at the Pulacayo Project; and
●
the Company had mobilized a second drilling rig to the Pulacayo Project and expects to complete the proposed 5,000 meter drill program in February 2020 with full assay results by March 2020On January 21, 2020, the Company provided its first step-out diamond drilling results from its 100%-controlled Pulacayo Project.

On March 6, 2020, the Company provided its 2,598-meter, 16-hole Pulacayo step out drill program from its 100%-controlled Pulacayo Project.

On March 9, 2020, the Company commenced its district exploration program at its Pulacayo Project.

On March 16, 2020, the company held its Special Meeting of Shareholders. The Company received shareholder approval of the following:

➢
changing its name of Prophecy Development Corp. to Silver Elephant Mining Corp.;
➢
the 2020 Consolidation; and
➢
ratification of 1,275,000 stock options previously granted to certain directors, officers, employees and consultants of the Company on July 29, 2019 pursuant to the terms of the Company’s Share-Based Compensation Plan.

On March 16, 2020, the Company amended its articles of incorporation (the “Articles”) and changed its name to “Silver Elephant Mining Corp.”

On March 19, 2020, the Company changed its’ symbol on the TSX from PCY to “ELEF”.

On March 23, 2020, the Company changed its’ symbol on the OTCQX from PRPCF to “SILEF”.

In March 2020 the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak, which has continued to spread, and any related adverse public health developments, has adversely affected workforces, economies, and financial markets globally, potentially leading to an economic downturn. It is not possible for the Company to predict the duration or magnitude of the adverse results of the outbreak and its effects on the Company’s business or results of operations at this time.

The Company has not made any capital divestitures during the past three fiscal years.

The Company made no capital divestitures during the past three fiscal years.

Currently, we do not have operating revenues, and we do not anticipate generating operating revenues during the fiscal year 2020. Our primary source of funds since inception has been through the issuance of equity securities. At December 31, 2019, the Company had cash flow of $3 million (2018 - $5.3 million; 2017 - $4.1 million) representing a decrease of $2.3 million from $5.3 million held at December 31, 2018. The Company’s working capital at December 31, 2019 was a surplus of $ 0.95 million (2018 - $3.8 million; 2017 - $2.6 million). We will continue to seek capital through the issuance of equity, strategic alliances or joint ventures, and debt, of which the Company currently has none.

The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at: http://www.sec.gov. The Company’s Internet address is https://www.silverelef.com.

B.
Business Overview

We are an exploration stage company focusing on mining and energy projects in the United States, Canada, Bolivia and Mongolia. We are involved in two vanadium projects in North America including the Gibellini Project which is comprised of the Gibellini and Louie Hill vanadium deposits and associated claims located in the State of Nevada, in the United States and the Titan vanadium-titanium-iron project comprised of the Titan vanadium-titanium-iron deposit and related claims located in the Province of Ontario, Canada. We also own a 100% interest in the Pulacayo Project, a silver-lead-zinc property located in Bolivia. We also own a 100% interest in three coal properties in Mongolia: the Ulaan Ovoo Property, the Khavtgai Uul coal property located in Khentii province, Mongolia (“Khavtgai Uul Property”) and the Chandgana Tal Property, in addition to the land use right and construction license for the Chandgana Project. We do not currently consider our properties in Canada, Bolivia or Mongolia to be material properties.

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

All of the properties in which we hold an interest are considered to be in the exploration stage only and do not contain a known body of commercial minerals. As of the date of this Annual Report, we have not commenced production at any of our properties, other than Ulaan Ovoo Property.

Principal Products, Markets and Marketing

At the moment, we are not in production and we do not produce any products or minerals. Based on the projects that we are developing, our possible future products may include, but will not be limited to, raw thermal coal, zinc-silver concentrate, lead-silver concentrate and vanadium pentoxide product.

We are working to bring Gibellini into production as soon as possible in order to address the supply-demand gap for vanadium projected to 2020. The projected demand is largely driven by environmental-related actions by the Chinese government which is intensified by increasing demand for vanadium redox flow storage batteries. The supply-demand gap will affect all uses of vanadium including steel manufacture, high tech applications and large capacity vanadium redox flow batteries.

Our marketing efforts have mostly been in assessing the reasons and sources of demand, but we have also conducted concept-level negotiations for supplying Gibellini vanadium to traders and battery manufacturers. As the Gibellini Project develops and more reliable information concerning timing, volume and quality become available, we will increase our marketing efforts. We will be primarily competing with other mining projects that produce raw thermal coal, zinc-silver concentrate, lead-silver concentrate and vanadium pentoxide. Our possible principle markets for vanadium pentoxide product may be Europe and/or China. Below are the 3-year historical industry pricing charts, USD$ per lb., for the vanadium pentoxide flake, minimum 98% vanadium pentoxide content, delivered in China and Europe.

Vanadium Pentoxide 98% min China USD/lb

40.0
32.0
24.0
16.0
8.0
0.0
Jul '17
2018
Jul '18
2019
Jul '19
2020

Ferro Vanadium 80% Price China USD/kg

150.0
120.0
90.0
60.0
30.0
0.0
Jul '17
2018
Jul '18
2019
Jul '19
2020

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

Notes:

(1)
On March 16, 2020, Prophecy Development Corp. changed its name to Silver Elephant Mining Corp.
(2)
On June 14, 2019, Vanadium Gibellini Company LLC. changed its name to Nevada Vanadium LLC.
(3)
On December 17, 2019, the Company completed an internal reorganization by transferring ASC Holdings Limited (Cayman) from the Company to its Silver Elephant Mining Corp. subsidiary.
(4)
On January 6, 2020, the Company’s Silver Elephant Mining Corp. subsidiary changed its name to Illumina Silver Mining Corp.

We hold mining and energy properties and projects through the following subsidiaries:

Subsidiary	Mining Properties and Projects
Nevada Vanadium LLC. (formerly “Vanadium Gibellini Company LLC.”)	● Has claimed 209 lode mining claims that comprise a portion of the Gibellini Project in Nevada, including three of the 17 claims that comprise the expanded Louie Hill group of claims.
VC Exploration (US) Inc.	● 100% interest in 105 unpatented lode mining claims that comprise a portion of the Gibellini Project in Nevada, USA.
912601 B.C. Ltd.	● 100% interest in the Titan vanadium-titanium-iron property located in the Province of Ontario, Canada.
Red Hill Mongolia LLC	● 100% interest in the Ulaan Ovoo Property located in Selenge province, Mongolia.
Chandgana Coal LLC
● 100% interest in the Chandgana Tal coal property (the “Chandgana Tal Property”) and Khavtgai Uul Property located in Khentii province, Mongolia. We refer to the Chandgana Tal Property and the Khavtgai Uul Property collectively as the “Chandgana Project.”

Prophecy Power Generation LLC	● Holds the land use right and construction license for the Chandgana Project planned in Khentii province, Mongolia.
ASC Bolivia LDC Sucursal Bolivia	● Holds the mining joint venture interest in the Pulacayo Project.

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

The Gibellini Project discussion below includes the Gibellini and Louie Hill vanadium deposits, claims leased by us and claims held by our subsidiaries Nevada Vanadium, LLC. (formerly “Vanadium Gibellini Company LLC”) and VC Exploration (US), Inc. located in the state of Nevada, USA.

Project Location

The Gibellini project includes the Gibellini group of claims leased by the Company, the VC Exploration (US) Inc. group of claims and the Nevada Vanadiumgroup of claims (the “Gibellini Project”)]. Figure 1 below shows the location of the claims. On June 22, 2017, the Company acquired (through lease) the Gibellini group of claims which is located in Eureka County, Nevada, Unites States of America about 25 miles south of the town of Eureka. The Gibellini group of claims is comprised of 40 unpatented lode claims totaling approximately 771 acres. Under the mineral lease agreement, we leased the mining claims by committing to pay to the Gibellini Lessors, annual advance royalty payments which will be tied, based on an agreed formula (not to exceed USD$120,000 per year), to the average vanadium pentoxide price of the prior year. Upon commencement of production, we will maintain our acquisition through lease of the Gibellini mining claims by paying to the Gibellini Lessors, a 2.5% NSR until a total of USD$3 million is paid. Thereafter, the NSR will be reduced to 2% over the remaining life of the mine (and referred to thereafter, as “production royalty payments”). All advance royalty payments made, will be deducted as credits against future production royalty payments.

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

FIGURE 1

On July 13, 2017, we acquired (through lease) 10 unpatented lode claims totaling approximately 207 gross acres that formerly comprised the Louie Hill group of claims located approximately 500 meters south of the Gibellini group of claims. These claims were subsequently abandoned by the holders, and on March 11, 2018 and March 12, 2018, the Company’s wholly owned US subsidiaries, Nevada Vanadium and VC Exploration (US) Inc., staked the area within and under 17 new claims totaling approximately 340 gross acres which now collectively comprise the expanded Louie Hill group of claims. We believe opportunities exist to further expand the project beyond its current definition.

On December 5, 2017, we expanded the land position at the Gibellini Project, by staking a total of 198 new claims immediately adjacent to the Gibellini Project covering 4091 acres that are sufficient to enable future vanadium mining, processing and extraction.

On October 22, 2018, the Company entered into a royalty agreement (the “Royalty Agreement”) with the Former Louie Hill Lessors to replace on substantially similar terms, the former Louie Hill Mineral Lease Agreement dated July 10, 2017, wherein the Company will pay an advance royalty and a net smelter royalty on vanadium pentoxide produced from the area of the 10 unpatented lode claims originally acquired through lease from the Former Louie Hill Lessors that is now contained within 17 lode claims since staked by the Company’s subsidiaries. The annual advance royalty payments will be tied, based on an agreed formula (the total amount not to exceed USD$28,000 per year), to the average vanadium pentoxide price for the prior year.

Upon commencement of production, the Company will pay to the Former Louie Hill Lessors, a 2.5% NSR of which, 1.5% of the NSR may be purchased at any time by the Company for USD$1 million, leaving the total NSR to be reduced to 1% over the remaining life of the mine (and referred to thereafter, as “Production Royalty Payments”). All advance royalty payments made, will be deducted as credits against future Production Royalty Payments. The Royalty Agreement shall be for an indefinite period and shall be valid and in full force and effect for as long as the Company, its subsidiaries, or any of their permitted successors or assigns holds a valid and enforceable mining concession over the area.

The expanded Louie Hill group of claims is located in the same formation and lithologic units as the Gibellini group of claims. The general geology in this area is considered to be similar to the Gibellini group of claims.

The VC Exploration group of claims include 105 lode claims that were acquired indirectly by the Company through the indirect acquisition of VC Exploration (US), Inc. in early 2018. The Gibellini group of claims consist of 209 lode claims staked by Nevada Vanadium in late 2017 and early 2018.

The Gibellini Project consists of a total of 354 unpatented lode mining claims that include: the Gibellini group of 40 claims, the VC Exploration group of 105 claims, and the Company group of 209 claims. The Gibellini group of claims is referred to by the Company as a “project”. All the claims are located in Eureka County, Nevada, approximately 25 miles south of the town of Eureka and are easily accessed from US Highway 50 to a paved road that becomes a graded, gravel road.

The Gibellini Project is without known reserves and is exploratory in nature.

History

Work completed on the Gibellini Project prior to our involvement was undertaken by a number of companies, including the Nevada Bureau of Mines and Geology (NBMG, 1946), Terteling & Sons (1964–1965), Atlas and TransWorld Resources (1969), Noranda (1972–1975), and Inter-Globe (1989). Rocky Mountain Resources (RMP), later renamed to American Vanadium, conducted work from 2006–2011.

The Nevada Bureau of Mines and Geology completed four core holes in 1946. Work in the period 1964–1989 comprised rotary drilling, trenching, mapping, metallurgical testing, and mineral resource estimation. From 2006 to 2011, work programs included review of existing data, geological mapping, an XRF survey, reverse circulation (RC) and core drilling, additional metallurgical test work, and Mineral Resource estimation. A preliminary assessment was completed in 2008 and a FS was commissioned in late 2010. Both studies were based on the Gibellini deposit and did not include the Louie Hill deposit. We do not consider these studies to be current and are considered historic under the guidelines of NI 43-101.

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

Notes to accompany Mineral Resource table for Gibellini

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

The Gibellini Technical Report provides an Inferred Mineral Resource of 7.52 million tons at a weighted average grade of 0.276% vanadium pentoxide (V2O5). The oxidation domains were not modeled. The total contained metal content of the estimate is 41.49 million pounds V2O5. The table below summarizes the Louie Hill deposit resource estimate:

				ContainedV2O5
Confidence Category	Cut-offV2O5 (%)	Tons(Mt)	GradeV2O5 (%)	(Mlb)
Inferred	0.101	7.52	0.276	41.49

Notes to accompany Mineral Resource table for Louie Hill

1.
The Qualified Person for the estimate is Mr. E.J.C. Orbock III, RM SME. The Mineral Resources have an effective date of May 29, 2018. The resource model was prepared by Mr. Mark Hertel, RM SME.

2.
Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

3.
Oxidation state was not modeled.

4.
Mineral Resources are reported within a conceptual pit shell that uses the following assumptions: Mineral Resource V2O5 price: $14.64/lb.; mining cost: $2.21/ton mined; process cost: $13.62/ton; general and administrative (G&A) cost: $0.99/ton processed; metallurgical recovery assumptions of 60% for mineralized material; tonnage factors of 16.86 ft3/ton for mineralized material, royalty: 2.5% NSR; shipping and conversion costs: $0.37/lb. For the purposes of the resource estimate, an overall 40º slope angle assumption was used.
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

The ridge on which the Gibellini Manganese-Nickel mine (Niganz mine) lies is underlain by yellowish-gray, fine-grained limestone. This limestone is well bedded with beds averaging 2 ft thick. A fossiliferous horizon containing abundant Bryozoa crops out on the ridge about 100 ft higher than the mine. The lithologic and faunal evidence suggest that this unit is part of the Upper Devonian Nevada Limestone. Beds strike at N18E to N32W and dip at 18 degrees to 22 degrees west. The manganese–nickel mineralization occurs within this unit. Alluvium up to 10 ft thick overlies part of the area and is composed mostly of limy detritus from the high ridge north of the mine. Minor faulting has taken place in the limestone near the

Deposit Descriptions

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

Activities and Developments

2017

On July 10, 2017, the Company acquired (through lease) from the holders (the “Former Louie Hill Lessors”) 10 unpatented lode claims totaling approximately 207 gross acres that comprised the Louie Hill group of claims located approximately 500 meters south of the Gibellini group of claims. These claims were subsequently abandoned by the Former Louie Hill Lessors, and on March 11 and 12, 2018, the Company staked the area within and under 17 new claims totaling approximately 340 gross acres which now collectively comprise the expanded Louie Hill group of claims.

On November 20, 2017, the Company received an independent technical report titled “Gibellini Vanadium Project Nevada, USA NI 43-101 Technical Report” with an effective date of November 10, 2017 (the ”Gibellini Report”) prepared by Wood The Gibellini Report was filed with Canadian securities regulatory authorities on SEDAR (available at www.sedar.com).

In December 2017, we significantly expanded the land position at the Gibellini Project by staking 198 new claims immediately adjacent to the Gibellini Project covering 4091 acres that are sufficient to enable future vanadium mining, processing and extraction.

2018

On February 15, 2018, the Company indirectly acquired an additional 105 unpatented lode mining claims located adjacent to its existing Gibellini claims through the indirect acquisition of VC Exploration (US) Inc. by paying a total of $335,661 in cash and issuing the equivalent of 500,000 common share purchase warrants to arm’s-length, private parties.

On April 19, 2018, the Gibellini MLA was amended to grant the Company the option, at any time during the term of the agreement, to require the Gibellini Lessor to transfer their title over all of the leased mining claims (excluding four claims which will be retained by the Gibellini Lessor and which contain minimal resource) to the Company in exchange for USD$1,000,000, to be paid as an advance royalty payment.

On May 9, 2018, the Company submitted its Management’s POO to the BLM and the Reclamation Permit Application to the BMRR.

On May 29, 2018, the Company received an independent technical report providing an updated the resource on the Gibellini project. The report is titled “Gibellini Vanadium Project Eureka County, Nevada, NI 43-101 Technical Report on Preliminary Economic Assessment” (PEA) prepared by Mr. Kirk Hanson, P.E., Technical Director, Open Pit Mining; Mr. Edward J.C. Orbock III, RM SME, Principal Geologist and US Manager of Consulting; Mr. Edwin Peralta, P.E., Senior Mining Engineer; and Mr. Lynton Gormely, P.Eng., Consultant Metallurgist of Wood. The report has an effective date of May 29, 2018. The PEA replaces the technical report entitled “Gibellini Vanadium Project, Nevada, USA, NI 43-101 Technical Report”, effective November 10, 2017 and filed November 20, 2017.

Highlights of the PEA (after tax)

All dollar values are expressed in US dollars unless otherwise noted

Internal rate of return	50.8%
Net present value (“NPV”)	$338.3 million at 7% discount rate
Payback period	1.72 years
Average annual production	9.65 million lbs V2O5
Average V2O5 selling price	$12.73 per lb
Operating cash cost	$4.77 per lb V2O5
All-in sustaining costs*	$6.28 per lb V2O5
Breakeven price**	$7.76 per lb V2O5
Initial capital cost including 25% contingency	$116.76 million
Average grade	0.26% V2O5
Strip ratio	0.17 waste to leach material
Mining operating rate	3.4 million tons (leach material and waste) per year
Average V2O5 recovery through Direct Heap Leaching	62%
Life of mine	13.5 years

*includes selling costs, royalties, operating cash cost, reclamation, exploration and sustaining capital costs.

**includes selling costs, royalties, operating cash costs, taxes (local, state, and federal), working capital, and sustaining and capital costs.

The PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA will be realized. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

The tables below show the sensitivity analysis to the vanadium pentoxide price, grade, and to the PEA capital cost and operating costs. This sensitivity analysis indicates strong project economics even in very challenging conditions, and that the project is well positioned to benefit from the current rising vanadium price environment. A 20% increase in the vanadium price relative to the base case translates to a USD$491.3 million after-tax NPV at a 7% discount rate.

V2O5 price USD$/lb	After-taxIRR	After-tax NPVUSD$M @ 7%	After-taxcashflowUSD$M
16.55	69%	568.0	996.0
15.28	63%	491.3	864.4
14.00	57%	415.2	733.2
12.73	51%	338.3	600.4
11.46	44%	261.0	467.2
10.18	36%	183.1	333.2
8.91	26%	103.9	196.9

V2O5grade	After-taxIRR	After-tax NPVUSD$M @ 7%	After-taxcashflowUSD$M
0.34%	68%	554.4	972.8
0.31%	63%	482.4	849.0
0.28%	57%	410.7	725.4
0.26%	51%	338.3	600.4
0.23%	44%	265.6	475.0
0.21%	37%	192.2	348.9
0.18%	28%	118.3	221.6

CapexUSD$M	After-taxIRR	After-tax NPVUSD$M @ 7%	After-taxcashflowUSD$M
151.8	40%	307.2	564.3
140.1	43%	317.6	576.3
128.4	47%	328.0	588.4
116.8	51%	338.3	600.4
105.1	55%	348.6	612.5
93.4	61%	358.9	624.6
81.7	67%	369.3	636.8

OpexUSD$M	After-taxIRR	After-tax NPVUSD$M @ 7%	After-taxcash flowUSD$M
6.20	45%	257.9	450.2
5.72	47%	284.8	500.3
5.25	49%	311.6	550.4
4.77	51%	338.3	600.4
4.29	53%	364.8	650.0
3.82	55%	390.7	698.4
3.34	56%	416.0	745.4

On June 19, 2019, the Company announced the appointment of a third party NEPA contractor and SWCA Environmental Consultants to work under the direction of the BLM per the provisions of a Memorandum of Understanding between SWCA Environmental Consultants, BLM and the Company to prepare the EIS for the and assist the BLM in the maintenance of the administrative record.

On June 25, 2018, the Company released the Gibellini Vanadium Technical Report on Preliminary Economic Assessment, with an effective date of May 29, 2018 and signed June 25, 2018 authored by Independent Qualified Persons Kirk Hanson, P.E.; Edward J.C. Orbock III, RM SME; Edwin Peralta, P.E.; and Dr. Lynton Gormely, P. Eng. of Wood and is in accordance with NI 43-101. The PEA was filed with Canadian securities regulatory authorities on SEDAR (available at www.sedar.com).

On July 8, 2019, the Company announced it submitted an enhanced mining POO that is designed to meet the needs set out by Secretarial Order 3355.

August 15, 2018, the Company engaged NewFields, an environmental, engineering, and construction management consulting ﬁrm to advance EIS preparation for the Gibellini Project. NewFields completed the Gibellini heap leach pad and waste dump designs as part of an overall basic engineering design lead by Scotia International of Nevada, Inc. in 2014.

On August 20, 2018, the Company secured water supply for the Gibellini Project construction and operation. The Company signed a 10-year Agreement with the owner of a private ranch, located approximately 14.5 km from the Gibellini Project. The Agreement can be extended for any number of additional 7-year terms, not to exceed (with the primary term) a total of 99 years. Per the terms of the Agreement, the lessor granted to the Company the rights to 805 acre-feet (approximately 262.4 million gallons) of water per year for the Gibellini Project, at a minimum flow rate of 500 gallons per minute (“gpm”) from its year-round springs surface water stream. The water flow rate was measured at the ranch springs in 1965, in 1981, from December 2011 to September 2013, and most recently, in 2017. The water flow rate ranges from 1,000 to 3,900 gpm with an average flow rate of 2,690 gpm, which exceeds the project’s maximum water operational requirement of 420 gpm based on the process engineering design prepared by Scotia International of Nevada, Inc. as a part of engineering, procurement, construction and management work done in 2014. The Gibellini Project completed water-related baseline studies including the drilling of water-test wells, water source data collection, characterization, flow rate testing and modeling. Due to the fact that the Agreement provides a source of water from surface springs located on a private ranch and baseline studies related to it have been completed, the Company expects to significantly expedite the permitting process by eliminating the need to appropriate water rights from the Nevada Division of Water Resources (“DWR”).

On October 22, 2018, the Company entered into a royalty agreement (the “Royalty Agreement”) with the Former Louie Hill Lessors to replace on substantially similar terms, the former Louie Hill Mineral Lease Agreement dated July 10, 2017, wherein the Company will pay an advance royalty and a net smelter royalty on vanadium pentoxide produced from the area of the 10 unpatented lode claims originally acquired through lease from the Former Louie Hill Lessors that is now contained within 17 lode claims since staked by the Company’s subsidiaries. The annual advance royalty payments will be tied, based on an agreed formula (the total amount not to exceed USD$28,000 per year), to the average vanadium pentoxide price for the prior year.

Upon commencement of production, the Company will pay to the Former Louie Hill Lessors, a 2.5% NSR of which, 1.5% of the NSR may be purchased at any time by the Company for USD$1 million, leaving the total NSR to be reduced to 1% over the remaining life of the mine (and referred to thereafter, as “Production Royalty Payments”). All advance royalty payments made, will be deducted as credits against future Production Royalty Payments. The Royalty Agreement shall be for an indefinite period and shall be valid and in full force and effect for as long as the Company, its subsidiaries, or any of their permitted successors or assigns holds a valid and enforceable mining concession over the area.

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

2019

On March 26, 2019, the Company announced vanadium assay results from the Company’s Fall 2018 exploration reconnaissance program on the Gibellini Project. The 155 assays were taken from three prospective exploration areas all within 5km to existing Gibellini vanadium NI43-101 compliant resource pit outline whereat 49.9 million lbs. measured and 81.5 million lbs. indicated vanadium resource have already been identified (see Company’s news release dated May 29, , 2018). Surface grab samples assay as high as 2% vanadium pentoxide (V2O5) and 75 samples (48% of total 155) have V2O5 grades greater than the Gibellini deposit’s cut-off grade of 0.101% V2O5 at $12.5/lb. V2O5; V2O5 currently trades at approximately $16/lb.

The high vanadium assay results along the 5-kilometer northeast-southwest trend which line-up the Northeast Prospect, through Gibellini Hill, Louie Hill, Middle Earth Prospect, and Big Sky Prospect providing an indication of potential and possibly significant future expansion of vanadium mineralization along this corridor.

Detailed maps are available at www.silverelef.com.

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

V2O5% grab sample assay results at Middle Earth prospect for samples with >0.200%

SAMPLE ID	Prospect	V2O5%
301951	Middle Earth	0.350
301952	Middle Earth	0.482
301968	Middle Earth	0.628
301969	Middle Earth	0.605
301970	Middle Earth	0.634
301972	Middle Earth	0.252
301973	Middle Earth	0.687
301974	Middle Earth	0.470
301975	Middle Earth	0.612
301976	Middle Earth	0.637
301978	Middle Earth	0.559
301979	Middle Earth	0.557
301980	Middle Earth	0.259
301981	Middle Earth	0.405

SAMPLE ID	Prospect	V2O5%
301983	Middle Earth	0.255
301984	Middle Earth	0.303
301985	Middle Earth	0.434
301987	Middle Earth	0.291
301988	Middle Earth	1.294
301989	Middle Earth	0.261
301991	Middle Earth	0.314
301992	Middle Earth	0.457
301993	Middle Earth	0.380
301995	Middle Earth	0.302
301998	Middle Earth	0.539
301999	Middle Earth	0.618
302000	Middle Earth	0.532

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

Water supply

On August 20, 2018, the Company secured water supply for the Gibellini Project construction and operation. The Company signed a 10-year agreement with the owner of a private ranch, located approximately 14.5 km from the Gibellini Project (the “Agreement”). The Agreement can be extended for any number of additional 7-year terms, not to exceed (with the primary term) a total of 99 years.

Per the terms of the Agreement, the lessor granted to the Company the rights to 805 acre-feet (approximately 262.4 million gallons) of water per year for the Gibellini Project, at a minimum flow rate of 500 gpm from its year-round springs surface water stream. The water flow rate was measured at the ranch springs in 1965, in 1981, from December 2011 to September 2013, and most recently, in 2017. The water flow rate ranges from 1,000 to 3,900 gpm with an average flow rate of 2,690 gpm, which exceeds the Gibellini Project’s maximum water operational requirement of 420 gpm based on the process engineering design prepared by Scotia International of Nevada, Inc. as a part of engineering, procurement, construction and management work done in 2014.license. The Gibellini Project completed water-related baseline studies including the drilling of water-test wells, water source data collection, characterization, flow rate testing and modeling. Due to the fact that the Agreement provides a source of water from surface springs located on a private ranch and baseline studies related to it have been completed, the Company expects to significantly expedite the permitting process by eliminating the need to appropriate water rights from the DWR.

Offtake and project financing

The Company has received unsolicited expressions of interest from various potential investment sources and is currently engaged in discussions with potential cornerstone investors, vanadium product off-takers and banks on potential equity, debt and prepaid off-take financing possibilities. The Company expects to report material progress in due course.

On October 31, 2019, the Company submitted permit applications for the Water Pollution Control Permit and the Class II Air Quality Permit. These Nevada state permits have been developed to provide construction level engineering that supports the mine plan previously submitted to the BLM in the POO. Comments received from both the BLM and SWCA Environmental Consultants were used as guidance in the engineering design to ensure the State and Federal Permits are aligned and reflect the most current guidance provided by both the NDEP and BLM.

NDEP Water Pollution Control Permit

Mining in Nevada is regulated under the authority of the Nevada Revised Statutes (“NRS”) 445A.300-NRS 445A.730 and the Nevada Administrative Code (“NAC”) 445A.350-NAC 445A.447. Water Pollution Control Permits (“WPCP”) are issued to an operator prior to the construction of any mining, milling, or other beneficiation process activity. Facilities utilizing chemicals for processing ores are required to meet a zero-discharge performance standard such that waters of the state will not be degraded.

The engineering design for heap leaching, the processing facility, and the mine design (M3 Engineering and Newfields Companies, LLC) was integrated into to the site Closure Plan that was also submitted as part of the WPCP application. This design will facilitate concurrent closure of the heap as each heap cell is finished leaching. This will allow the Closure Plan to be initiated during operations. At the end of active mining, the site can be closed at minimal technical risk. This reduces the closure duration and liability and the commensurate reclamation bond.

Air Quality Class II Permit

The Nevada Bureau of Air Pollution Control issues air quality operating permits to stationary and temporary mobile sources that emit regulated pollutants to ensure that these emissions do not harm public health or cause significant deterioration in areas that presently have clean air. This is achieved by stipulating specific permit conditions designed to limit the amount of pollutants that sources may emit into the air as a regular part of their business processes.

Any process/activity that is an emission source requires an air quality permit. Nevada Revised Statute (NRS) 445B.155 defines an emission source as “any property, real or personal, which directly emits or may emit any air contaminant.”

The Class II Permit for Gibellini is for facilities that emit less than 100 tons per year for any one regulated pollutant. Since the vanadium processing will utilize a heap leach, the emissions will be under the threshold for more complex air permits. The engineering design incorporates stringent emission control technology to minimize emissions. The modeled emissions from the entire Gibellini Project are well below the National Ambient Air Quality Standards.

The Enhanced Baseline Reports (the “EBR’s”) were extensively used in the Project engineering design to ensure that potential environmental impacts identified in the EBR’s would be avoided or minimized by facility design. These engineering controls help ensure that avoidance of potential environmental impacts is “built into” the project from the start of the design process. Doing so will allow Environmental Protection Measures to be taken to minimize the risk of impacts that cannot be completely avoided in the design and ensure up-front project planning that is sensitive to all environmental resources.

Integration with BLM 12-month 3355 EIS Process

The Nevada state permit applications were brought forward in the permitting process to identify any issues resulting from NDEP review that could affect the project design in the POO early. By resolving the State permitting issues prior to the start of the EIS, it will help ensure that the 12-month schedule mandated by the BLM Secretarial Order 3355 (S.O. 3355) can be met and interruptions to the schedule can be avoided.

The Company continues with its Engineering, Procurement and Construction Management (the “EPCM”) work and expects Phase 1 of the EPCM, updating basic engineering design, to be completed by 2020; Phase 2, equipment procurement and detailed engineering design, to be completed in 2021; Phase 3, facilities construction, to start in 2021 and be completed in 2022 with the Gibellini Project wet commissioning expected to be in 2022.

During the year ended December 31, 2019, the Company incurred total costs of $4,956,938 (2018 - $2,727,759) for the Gibellini Project including for $3,200,773 (2018 - $1,509,587) for geological and engineering services, $1,470,007 (2018 - $831,023) for personnel, legal, general and administrative expenses and $286,158 (2018 - $387,149) for royalties, fees and taxes.

Planning Activities

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

The Company’s 2020 Gibellini objectives are:

●
Trigger EIS NOI by end of Quarter 1, 2020
●
Comprehensive review of NI43-101
●
Develop strategy for integrating project construction with detailed engineering to fast-track timeline to construction
●
Develop strategy with State of Nevada to potentially fill US Critical Mineral Inventory
●
Explore off-take options for vanadium products
●
Complete following Nevada State permits:
●
NDEP Water Pollution Control Permit
●
NDEP Reclamation Permit
●
NDEP Class II Air Permit
●
NDEP Air Permit to Construct
●
NDEP Potable Water and Sanitary Sewer Permits
●
NDEP Dam Safety Permit
●
NDWR Water Appropriations Permit
●
NDWR Point of Diversion of Water Rights
●
Nevada Dept. of Health Radiation Safety Permit
●
Eureka County Road Use and Maintenance Agreement
●
NDOW Industrial Artificial Pond Permit

PULACAYO PROJECT, BOLIVIA

The scientific and technical information in this section of the Registration Statement that specifically relates to the current Pulacayo Project mineral resource estimates for the Pulacayo and Paca deposits has been extracted or summarized from the technical report titled “Updated Mineral Resource Estimate Technical Report for the Pulacayo Project” dated November 14, 2017, with an effective date of October 20, 2017 (the “Pulacayo Report”). The Pulacayo Report was prepared by Peter Webster, P.Geo and Michael Cullen, M.Sc., P. Geo of Mercator Geological Services Limited. Additional information presented below that pertains to the Pulacayo Project but does not specifically appear in the Pulacayo Report has been provided by the Company. The Pulacayo Report has been filed under the Company’s SEDAR profile at www.SEDAR.com.

The Pulacayo Project discussion below includes the Pulacayo and Paca silver-lead-zinc deposits and related concessions located in Bolivia.

The Pulacayo Project consists of many licenses within which are located the Pulacayo and Paca mineral deposits, several areas of potential mineralization, and historic tailings piles.

On January 2, 2015, pursuant to the terms of the acquisition agreement entered into between the Company and Apogee Silver Ltd. the Company acquired the Pulacayo Project through the acquisition of the issued and outstanding shares of ASC Holdings Limited and ASC Bolivia LDC, which together, hold the issued and outstanding shares of ASC Bolivia LDC Sucursal Bolivia. ASC Bolivia LDC Sucursal Bolivia controls the mining rights to the concessions through a separate joint venture agreement with the Pulacayo Ltda. Mining Cooperative who hold the mining rights through a lease agreement with state owned Mining Corporation of Bolivia, COMIBOL.

The Pulacayo Project comprises seven concessions covering an area of approximately 3,550 hectares of contiguous mining concessions centered on the historical Pulacayo mine and town site. The Pulacayo Project is located 18 km east of the town of Uyuni in the Department of Potosi in southwestern Bolivia. It is located 460 km south-southeast of the national capital of La Paz and 150 km southwest of the city of Potosi, which is the administrative capital of the department. The Pulacayo Project is fully permitted with secured social licenses for mining.

Project Location

The Pulacayo Project is located 18 km northeast of the city of Uyuni (Canton of Pulacayo, Quijarro Province) in the Department of Potosí in south western Bolivia, 460 km south east of the capital city, La Paz, and 130 km south west of Potosí, the department capital. The approximate coordinates of the center of the project are 740 000 m East and 7 746 000 m North UTM Zone 19 south projection WGS84 datum, and at an elevation of 4,305 m ASL.

The Pulacayo Project has a semi-arid climate with low annual rainfall and a mean summer temperature of 12°C between October and March. During winter, minimum temperatures reach the -20 to -25 ºC range and summer maximums in the 18 to 20°C range occur between June and July. The yearly mean temperature is 5.5°C.

PERU
LA PAZ
Patacamaya
COCHABAMBA
ORURO
Turco
Toledo
Machacamarquita
Huachacalla
Challapata
Crucero
Ventilla
Puente Arce
CHUQUISACA
SUCRE
Tarabuco
Lago de Coipasa
Coroma
Yocalla
POTOSI
Porco
CHILE
Chita
Totora Palca
Ticatica
Salar de Uyuni
Padcoyo
Uyuni
PROYECTO PULACAYO
Stgo de Cotagaita
Tupiza
Iscayachi
TARIJA
LEYENDA
LIMITE NACIONAL
CIUDADES
PUEBLOS
PROYECTO MINERO
ACCESOS
SINASFALTAR
PROYECTADA
ASFALTADA
PROYECTO DOBLE VIA
MUNICIPALES
Textos
ARGENTINA
0
75
150
Kilometers
OCEANO PACIFICO
Bolivia
BOLIVIA
SOUTH AMERICA

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Project Access

Local Bolivian airlines fly regular domestic flights between major cities to Uyuni city. The principal highways are generally paved and heavy trucks and buses dominate road traffic outside of the major cities. For the most part, road freight service functions adequately even to small remote villages. The Pulacayo Project is accessed from La Paz by means of a paved road through Oruro. It can also be accessed by the gravel road between Oruro and Potosí and from Potosí to Uyuni by a good quality gravel road. The road from Potosí to Uyuni is paved. There is also a reasonably well-developed rail system with connections south to Argentina, east to Brazil and west to Chile and the port of Antofagasta. Rail service from Uyuni connects with Oruro, Atocha, Tupiza, and Villazon (on the border with Argentina). Uyuni is also connected by railway to Chile through Estación Abaroa.

Climate

Pulacayo has a semi-arid climate, with annual rainfall of approximately 100 mm. During winter, minimum temperatures reach the -20º to -25º C range and summer maximums in the 18 to 20°C range. The rainy period lasts from November to March corresponding with the southern hemisphere’s summer season. Potosí receives regular snowfalls, typically between February and April at the end of the rainy season. On the Altiplano and in higher altitude areas, sub-zero temperatures are frequent at night throughout the year.

Infrastructure and Local Resources

The cemetery substation currently used for Pulacayo town and located at the mine, will be enlarged and upgraded to include the equipment for the complex and satisfy current government requirements. Included in the substation will be a transformer, breakers, switches, lightening protection and grounding. The transformer will step down the 44 kV current from the grid to 380 V to be used by the complex. Breakers will protect the transformer from incoming line overloads. The switches will isolate the substation for repairs and maintenance. Grounding will be provided for the substation and lightning rods with proper grounding will protect the substation from lightning strikes.

The generator will provide back-up (reserve) power should the incoming power quality or amount become unreliable or power be lost. Potable water is supplied for the Pulacayo Mining Cooperative, the Pulacayo population, and the town of Uyuni by pipeline from the Yanapollera dam and reservoir facility located 28 km from Pulacayo. To ensure an adequate consistent supply of water for the mine and concentrator a water storage reservoir possibly supplemented by groundwater sources is being considered. Telephone services include an ENTEL-based long distance service and a GSM signal cellular telephone service. Internet access is available in most areas. Two antennae provide reception and transmission of signals from national television stations. Apogee Silver Ltd (“Apogee”) installed a satellite receiver to provide internet access for its operation, which is shared with the Cooperative Social del Riesgo Compartido (Shared Risk Cooperative).

Approximately 600 people currently live in Pulacayo on a permanent basis. The village has a state-operated school and medical services. A hospital and clinic function independently. Numerous dwellings and mining related buildings in Pulacayo are owned by COMIBOL, some of which have been donated to the Pulacayo Mining Cooperative. Under the Shared Risk Contract, COMIBOL makes some mining infrastructure available for use by Apogee. Many of the residents have mining experience through working for the Pulacayo Mining Cooperative.

Basic exploration services are available in Bolivia and include several small diamond core drilling contractors, sample preparation (ALS Group, located in Oruro), and assay laboratories (SGS Group located in La Paz, and several locally owned assay facilities). The Bolivian National School of Engineering operates a technical college in Oruro (Universidad Técnica de Oruro) that includes a mineral processing department and laboratory facilities that provide commercial services to the mining industry. In general, an adequate supply of junior to intermediate level geologists, metallurgists, mining engineers and chemists is currently considered to be present in Bolivia.

Physiography

The Pulacayo Project area is located in the Altiplano region, a high altitude plain broken by small mountains and hilly areas. It is immediately south west of the Cosuño Caldera where local topographic relief is gentle to moderate, with elevations ranging between 4,000 m and 4,500 m above sea level.

The Paca and Pulacayo domes are volcanic structures that exist as prominent topographic highs in this area.

Property

Ownership of the Pulacayo Project properties is through joint venture agreements. Apogee Minerals Ltd. (renamed “Apogee Silver Ltd.” in March 2011) controlled 100% of the Pulacayo Project through an agreement with Golden Minerals Company (“GMC”), the successor of Apex Silver Company before its acquisition by us. GMC’s former Bolivian subsidiary, ASC Bolivia LDC Sucursal Bolivia (“ASC”), holds the mining rights to the concessions through a joint venture with the Pulacayo Mining Cooperative, which in turn has a lease agreement with COMIBOL, the state mining corporation of Bolivia. On January 21, 2011, Apogee entered into a definitive agreement with GMC to acquire all of the issued share capital of ASC, which holds a 100% interest in the Pulacayo Project. Pursuant to the applicable agreement, Apogee acquired all of the issued and outstanding shares of the subsidiary from GMC in consideration for common shares of Apogee upon closing of the transaction, and an additional block of common shares and a cash fee eighteen (18) months following closing of the transaction. In January 2015, Prophecy Coal Corp. (predecessor to the Company) completed purchase of Apogee Minerals Bolivia S.A., ASC Holdings Limited and ASC Bolivia LDC (which hold ASC, the holder of Apogee’s mining joint venture interest in the Pulacayo Project) (collectively, the “Apogee Subsidiaries”) and thus Apogee’s interest in the mining joint venture. The term of the joint venture agreement is 23 years starting July 30th, 2002. ASC Bolivia LDC is committed to pay to COMIBOL USD$1,000 during the exploration period. During the mining period ASC Bolivia LDC will pay to COMIBOL the equivalent of 2.5% of the Net Smelter Return (NSR) and 1.5% of the NSR to the Pulacayo Cooperative. On September 1, 2016 the Bolivian government issued Supreme Decree N° 2891 which was confirmed by Law N° 845 dated October 24, 2016. Both regulations revert to the domain of the State, areas over which joint venture agreements, lease or sub-lease agreements have been executed between mining cooperatives and private local or foreign companies, in order to convert such agreements into mining production contracts between the private parties party to such agreements and the government. This affects our Pulacayo Joint Venture Agreement. We submitted the required application on December 22, 2016. In October 2nd 2019 a new Mining Production Contract (replacing the Joint Venture Agreement) was executed between Apogee Minerals Bolivia S.A. (a Silver Elephant Mining Corp. subsidiary) and the state owned Bolivian Mining Corporation (COMIBOL). The term is 15 years and subject to renewal for another 15 years (total 30 years). COMIBOL is entitled to receive 7% of the Gross Sales Value. No monthly fee payable to COMIBOL has been agreed.

History of Production

Mining of silver deposits at Pulacayo began in the Spanish Colonial Period (c. 1545) but production details do not exist. The first recorded work was carried out in 1833 when Mariano Ramírez rediscovered the Pulacayo deposit. In 1857 Aniceto Arce founded the Huanchaca Mining Company of Bolivia and began development and production. Revenue from the mine funded the first railway line in Bolivia which in 1888 connected Pulacayo to the port of Antofagasta, Chile. Annual silver production reached 5.7 million ounces in 1891 with production predominantly from the rich Veta Tajo (Tajo vein system). In 1923, mining operations ceased due to flooding of the main working levels.

In 1927, Mauricio Hochschild bought the property and re-started mine development with focus on the Veta Cuatro vein. During this time, the 2.8 km long San Leon access tunnel was developed to facilitate ore haulage and the first recorded exploration work in the area was undertaken. Work continued through the intervening years, and in 1952, the Bolivian government nationalized the mines and administration of the Pulacayo deposit and management was assumed by the state mining enterprise COMIBOL. COMIBOL continued operations producing 678 million ounces of silver, 200,000 tons of zinc and 200 000 tons of lead until closure in 1959 due to exhaustion of reserves and rising costs. COMIBOL also imposed cutbacks on exploration at this time. In 1962, a local cooperative group named Cooperativa Minera Pulacayo (the “Pulacayo Mining Cooperative”) was founded and this group leased the Pulacayo mine from COMIBOL. The Pulacayo Mining Cooperative has operated small-scale mining in the district since that time and continues to do so. During the period from November 2011 to May 2013 Apogee performed trial mining, which is described in the “Mining” section below.

There is limited mining at the Paca deposit. But the dates of mining, production, and grade are not known.

Geology

General

In south western Bolivia, the Andes Mountains consist of three contiguous provinces, which are, from west to east, the Cordillera Occidental, the Altiplano, and the Cordillera Oriental. The basement beneath the area, which is as thick as 70 km, is believed to be similar to the rocks exposed immediately to the east, in the Cordillera Oriental, where a Phanerozoic-age fold and thrust belt consists largely of Paleozoic and Mesozoic-age marine shales and sandstones. Deposited mostly on Precambrian basement, the rocks of the Cordillera Oriental were deformed during at least three mountain-building cycles. The Altiplano is a series of high basins located between mountain ranges that formed apparently in response to folding and thrusting. Its formation involved the eastward underthrusting of the basement rocks of the Cordillera Occidental, concurrent with the westward overthrusting of the sedimentary rocks of the Cordillera Oriental. These thrusts resulted in continental foreland basins that received as much as 15,000 m of sediment and interlayered volcanic rocks during the Cenozoic. Igneous activity accompanying early Andean deformation was primarily focused further west, in Chile. During the main pulse of Andean deformation, a number of volcano-plutonic complexes were emplaced at several localities on the Altiplano, particularly along its eastern margin with the Cordillera Oriental and to the south. During glacial time, most of the Altiplano was covered by large glacial lakes of which the great salars of Uyuni and Coipasa are remnants. The Cordillera Occidental consists of late Miocene to Recent volcanic rocks, both lava flows and ash flow tuffs that have erupted in response to the subduction of the Nazca plate beneath the continent of South America. This underthrusting continues, and many of the volcanoes that form the crest of the Andes and mark the international border with Chile are presently active.

Exploration

Modern era exploration in the project area included surface and underground mapping, drilling and sampling by ASC and topographic mapping, surface mapping, geophysical surveying and drilling by Apogee. ASC performed preliminary geologic mapping during 2003. They completed exploration drilling using diamond coring method between July 2002 and November 2002, February 2003, and September 2003. The drilling information is summarized the table below. These drilling programs outlined disseminated, veinlet and stock work style mineralization occurring between previously mined high-grade veins.

Summary of Modern Era Drilling

Party	Deposit	Period	Number of Drill Holes	Meters of Drilling	Drill Holes By Spud Location
ASC	Pulacayo	Jul–Nov 2002	14	3,905	11 surface
					3 underground
	Pulacayo	Feb 2003	2	554	0 surface
					2 underground
	Pulacayo	Sep–Oct 2003	8	1,302	6 surface
					2 underground
	Paca	2002—2005	36	4,344	36 surface
					0 underground
Total			61	10,105	54 surface
					7 underground
Apogee	Paca	Feb–Apr 2006	23	2,302	23 surface
					0 underground
	Pulacayo	Feb–Jun 2006	19	4,418	15 surface
					4 underground
	Paca	Jun–Nov 2006	46	10,444	46 surface
					0 underground
	Paca	Nov–Dec 2006	7	886	7 surface
					0 underground
	Paca	Nov 2007	14	3,745	14 surface
					0 underground
	Paca	Jan–May 2008	54	14,096	46 surface
					8 underground
	Pulacayo	Jun 2009	49	12,756	26 surface
					23 underground
	Pulacayo	Nov 2010–Dec 2011	45	29,936	45 surface
					0 underground
	Pulacayo	Aug 2011–Jun 2012	34	3,166	0 surface
					34 underground
Total			291	81,749	222 surface
					69 underground
Grand Total			352	91,854	276 surface
					76 underground

Apogee commissioned a topographic survey of the Pulacayo and Paca areas in 2006 to provide a topographic base map for use in establishing road access, geological mapping and surface sampling, and locating drill collars and geophysical lines. A surface mapping and sampling program was done during 2005 and initially utilized the ASC preliminary geological maps. The company completed detailed surface mapping that covered all the exploration licenses. The sampling consisted mostly of rock chip samples taken from outcrops and accessible underground mine workings for a total of 549 samples. During 2006 Apogee also commissioned a detailed, three-dimensional digital model of the historic underground mine workings. The model was subsequently modified by Apogee to conform to the current datum and adjusted to align with the +1% incline grade of the San Leon tunnel. An induced polarization (IP) geophysical survey was carried out by Apogee between November and December 2007. A total of 29 line km of IP surveying was completed on the Pulacayo Project including seven lines at Pulacayo oriented north-south perpendicular to the east-west strike of the TVS and five similarly oriented survey lines at Paca.

Following the acquisition of the Pulacayo Project, Apogee initiated a diamond core exploration drill program that consisted of 19 holes. During 2007-2008 Apogee focused on the Paca deposit and completed 68 drill holes in two programs with 14 completed during November 2007 and 54 holes completed during 2008. Subsequent drilling occurred during June 2009, between November 2010 and December 2011, and between August 2011 and June 2012. The drilling information is summarized in the table above. Overall core recovery reported by Apogee exceeds 90% in most cases though proximity to old mine workings reduces the recovery potential due to associated bedrock instability. Particular attention was paid to the planning and documentation of drill holes. Planning is based on the logging and interpretation of geological cross sections generated by Apogee staff geologists. Drill hole coordinates are established from digital maps and surface drill hole collars are located on the ground by field geologists using a hand-held GPS receiver. The completed drill hole is later surveyed by company surveyors. Drill hole azimuth and inclination are established using a compass and clinometer. Collar coordinates for underground drilling are established by company surveyors and hole azimuth and inclination are set by transit. Downhole deviation is determined for both surface and underground holes at approximately 50 m intervals using down hole survey tools.

Work during 2015 included mapping, sampling, assays and metallurgical tests under Phase 2 of the exploration plan, planning for Phase 2 (geophysics, drilling and assays), and preparation and submittal of the permit application for Phase 2. The exploration centered on assessing the historical tailings piles and potential mineralized areas suggested by historical exploration. On February 2, 2015, the Company announced the assay results received January 22, 2015 from ALS Minerals Ltda., for samples obtained during the reconnaissance sampling program of tailings piles materials. The tailings piles are the remaining materials from processing ore, extracted from the Pulacayo mining district between approximately 1850 and 1950. The ore was processed by a mill on site which has since been dismantled.

A total of 12 tailings piles were identified at the start of the mapping and sampling program and a total of 299 samples from the 12 tailings piles were obtained. Samples were obtained at random locations on the top surface of those piles from small holes excavated with an excavator and systematically at 2 meter spacings in the walls (slopes) of the piles from hand dug or excavated trenches, all at depths of 1.2 to 1.5 meters. The samples were then preserved, stored, secured, and transported following industry standard methods. The assay program was performed by ALS Minerals Ltda. of Lima, Perú and included standard Quality Assurance and Quality Control (QA/QC) samples to enforce the validity of the results. The results indicate silver grades up to 1200 g/t, gold grades up to 7 g/t and indium grades up to 154.5 g/t. On September 10, 2015, the Company reported results from preliminary metallurgical test work conducted on samples collected from various tailing piles at the Pulacayo Project showing up to 64.39% silver recovery.

Surface mapping and sampling was completed during June to August 2015 on four potential mineralized areas (El Abra, Pero, Paca, and Pacamayo). The sampling included close spaced grab and chip samples obtained systematically where the trend of the mineralization is apparent or in historic mine adits and random spot sampling where the trend is not apparent. The samples were obtained through the aid of trenching to allow sampling of fresher material, where possible. The samples were then preserved, stored, secured, and transported following industry standard methods. The assay program was performed by ALS Minerals Ltda. and included standard QA/QC samples to enforce the validity of the results. On August 27, 2015 and September 9, 2015, the Company announced assay results of the first and second group of samples from the potential mineralized areas at the district exploration program. On September 18, 2015, the Company announced the assay results of the three Pacamayo samples where the silver grade was reported as more than 1,500 g/t. These samples have undergone reanalysis using the fire assay and gravimetric finish method which has a greater upper detection limit.

An exploration permit application was submitted during early 2015. The exploration permit would allow geophysical work to complete Phase 1 then after review of the Phase 1 information and previous exploration information and planning, completion of Phase 2.

Planning and budgeting for exploration to prove the planned stopes in the internally-developed mining plans was completed. This exploration plan included in-mine drilling and mining new drivages to explore new areas, mapping of existing exposures and new drivages, sampling of existing exposures, new drivages, and drill core for laboratory analysis and metallurgical testing.

Mineralization

Pulacayo is a low sulphidation epithermal polymetallic deposit hosted by sedimentary and igneous rocks of Silurian and Neocene age (Pressacco et al., 2010). The Silurian sediments underlie the volcanic rocks and include diamictites, sandstones and shales. The Neocene rocks are predominantly volcano-sedimentary in origin and include conglomerates, sandstones, rhyolitic tuffs, dacitic-rhyolitic domes, andesitic porphyries and andesitic flows. The Pulacayo Project is located on the western flank of a regional anticline that affects sedimentary and igneous rocks of Silurian, Tertiary and Quaternary ages on the western flank of the Cordillera Oriental, near the Cordillera-Altiplano boundary. The major geologic features of the area are faults and an anticline that are considered to be important with respect to the location of mineralization.

The Uyuni-Khenayani Fault is a reverse fault located about 4 km west of Pulacayo, which is believed to have controlled localization of volcanic center complexes in the area and related mineralized areas including at Pulacayo. The Pulacayo, Paca Mayo and Paca volcanic dome complexes occur along a north-south corridor defined by two parallel, north-south trending regional faults that are approximately 2.7 km apart. The domes occur over a distance measuring approximately 10 km in length. Polymetallic vein and wall rock mineralization at Pulacayo is controlled by east-west trending secondary faults that cut the Tertiary age sedimentary and volcanic rocks of the Pulacayo dome. The stock work vein system was emplaced on the southern side of the Pulacayo dome complex and is best exemplified by the TVS which holds the largest metal resource. The TVS bifurcates in andesitic rocks to form separate veins that collectively form a dense network or stock work of veinlets along strike. The bifurcating, polymetallic veins are commonly separated by altered andesitic composition rock that contains disseminated sulphide mineralization. The mineralized zones at Pulacayo, Paca Mayu and Paca all occur on the west flank of a north-south striking anticline primarily comprised of folded sedimentary rocks. Local topographic highs define domes and stocks composed of Lower Miocene age dacitic-andesitic composition igneous rocks that intrude the folded sedimentary rocks. A younger phase of volcanic activity is also superimposed on the anticline and is marked by volcanic rocks of andesitic and rhyolitic composition. Volcanic ash deposits associated with the Cosuño Caldera are the youngest volcanic deposits in the area.

Hydrothermal wallrock alteration is spatially associated with the main vein system trends and includes propylitic, sericitic, moderate-advanced argillic, and siliceous assemblages. Host rock composition exerts a strong local influence on both the nature of alteration assemblages present and their relative intensity of development. On this basis, spatial distribution of hydrothermal alteration assemblages is a useful indicator of proximity to mineralized structures. Moderate argillic alteration is observed throughout the area and transitions to intense argillic alteration in close proximity to veins and disseminated-stock work zones. Haloes of silicification up to several centimeters in width are developed around vein contacts in some cases. Silicification grades into advanced argillic alteration as distance into the wall rock increases and this gradually grades to argillic and propylitic zones with greater distance.

The Pulacayo deposit is considered an example of a sub-volcanic epithermal mineralization system showing well developed vertical metal zonation. The TVS is the main mineralized vein and stock work system at the Pulacayo Project. The east-west striking faults are interpreted to have acted as a conduit system for mineralizing fluids, with sulphide precipitation in open spaces to form veins and along fractures or by replacement to form zones of disseminated mineralization. Changes in temperature, pressure and the chemical state between the wall rock and fluid are thought to have influenced the style and intensity of mineralization. The high grade parts of the TVS were historically mined as single 1 m to 3 m wide veins but it transitions into zones of complex quartz-sulphide or sulphide vein arrays that occur over widths ranging from less than a meter up to 120 m. Mineralization of economic interest at Pulacayo is predominantly comprised of sphalerite, galena and tetrahedrite in sulphide-rich veins that are accompanied by locally abundant quartz, barite and pyrite with disseminated sphalerite, galena and tetrahedrite in the wallrock between the veins. To date, the TVS system has been continuously proven by mining and/or surface exposure along a strike length of 2,700 m and to a vertical depth of 1,000 m below surface, is open in both strike and dip components, and locally reaches approximately 120 m of mineralized width.

As to the Paca deposit, faulting is also considered to have provided conduits for mineralizing fluids. The faulting includes north-south trending reverse faults and east-west trending extensional faults that are located concentrically around Paca dome. The assemblage of propylitic, sericitic, moderate to advanced argillic, and siliceous wall rock alteration spatially associated with silver-zinc-lead mineralization as at the Pulacayo deposit is also found at the Paca deposit. But at Paca disseminated (mantos) style and breccia hosted styles of mineralization are most common though a locally mineralized conglomerate is also found. Generally, discrete veins of mineralization having significant width and length are not common. The sulphide mineral phases commonly associated with economic grades recognized at Paca include sphalerite, galena, silver sulphosalts, tennantite, smithsonite, barite, manganese oxide, gypsum, jarosite, specularite, cerussite, dolomite, aragonite and calcite. Information regarding sampling is contained in the 2017 Pulacayo Technical Report.

Sampling

The core is initially examined by core technicians and all measurements are confirmed. Core is aligned and repositioned in the core box where possible and individual depth marks are recorded at 1 m intervals on the core box walls. Core technicians photograph all core, measure core recovery between core depth blocks, complete magnetic susceptibility readings and specific gravity measurements, and record the information on hard copy data record sheets. This information is initially entered into Excel digital spreadsheets and then incorporated into the project digital database. Drill site geologists then complete a written quick log of rock types along with a graphical strip log that illustrates the rock types. They subsequently complete a detailed written description of rock types, alteration styles and intensities, structural features, and mineralization features. The drill hole logs are drawn on paper cross sections when logging is completed and lithologies are graphically correlated from drill hole to drill hole. Mineralized intervals are marked for sampling by the logging geologist using colored grease pencils and the depths of the intervals and associated sample numbers are recorded on a hardcopy sample record sheet. All paper copy information for each hole, including quick logs, detailed logs, graphical logs, sample record sheets and assay certificates are secured together in a drill hole file folder to provide a complete archival record for each drill hole. Subsequent to logging and processing, down hole litho-coded intervals, sample intervals and drill hole collar and survey information are entered into digital spreadsheets and then incorporated into the project digital database. The sample intervals marked by the logging geologist are cut in half by the core technicians using a diamond saw. Friable core is cut in half with a knife. Each half core sample is assigned a unique sample tag and number and placed in a correspondingly numbered 6 mil plastic sample bag. A duplicate tag showing the same number is secured to the core box at the indicated sample interval. All sample intervals and corresponding numbers are recorded on a hardcopy sample data sheet and are subsequently entered into a digital spreadsheet for later incorporation in the project database. The secured 6 mil plastic sample bags are grouped in batches of 6 to 10 samples and secured in a larger plastic mesh bag in preparation for shipment to the laboratory.

Drill site procedures pertinent to the ASC drilling were confirmed by Apogee staff familiar with the ASC program to be generally similar to those employed by Apogee with respect to core logging and sampling. All ASC drill core samples were processed at the Oruro, Bolivia laboratory of ALS Chemex (formerly Bondar-Clegg), with those from the first phase of drilling being analyzed at ALS Chemex facilities in Vancouver, BC, Canada. In both instances, standard core preparation methods were used prior to elemental analysis.

Security of Samples

Apogee staff was responsible for transport of core boxes by pick-up truck from drill sites to the company’s locked and secure core storage and logging facility located in the town of Pulacayo. The secured 6 mil plastic sample bags are grouped in batches of 6 to 10 samples and secured in a larger plastic mesh bag in preparation for shipment to the ALS Chemex preparation laboratory located in Oruro, Bolivia. All bagged samples remained in a locked storage facility until shipment to the laboratory. Samples are transported from the core storage area to the ALS Chemex facility by either Apogee personnel or a reputable commercial carrier. Sample shipment forms are used to list all samples in each shipment and laboratory personnel crosscheck samples received against this list and report any irregularities by fax or email to Apogee. Apogee has not encountered any substantial issues with respect to sample processing, delivery or security for the Pulacayo drilling programs. The transport and security of samples pertinent to the ASC drilling were confirmed by Apogee staff familiar with the ASC program to be generally similar to those employed by Apogee. The security of Paca exploration samples followed the same procedures.

Sample Preparation, Analysis and Quality Assurance/Quality Control

All drill core samples from the ASC 2002 and 2003 drilling programs were processed at the Oruro, Bolivia laboratory of ALS Chemex, with those from the first phase of drilling being analyzed at ALS Chemex facilities in Vancouver, BC, Canada. In both instances, standard core preparation methods were used prior to elemental analysis. During the 2006 to 2012 Apogee drilling programs Apogee staff carried out immersion method specific gravity determinations but did not carry out any form of direct sample preparation or analytical work on project samples. Analytical work was completed by ALS Minerals Ltda. at its analytical facility in Lima, Peru after completion of sample preparation procedures at the ALS facility located in Oruro, Bolivia. ALS was at the time and remains an internationally accredited laboratory with National Association of Testing Authorities certification and also complies with standards of International Organization for Standardization (ISO) 9001:2000 and ISO 17025:1999. The laboratory utilizes industry standard analytical methodology and utilizes rigorous internal QA/QC procedures for self-testing. Samples from the ASC drilling programs carried out in 2002 and 2003 were also prepared and analyzed by ALS. However, after preparation at the facility in Oruro, Bolivia under the same protocols as for Apogee, analytical work was carried out at the company’s laboratory in Vancouver, BC, Canada. This facility was fully accredited at the time and analytical protocols were the same as those described above for Apogee.

Apogee developed an internal QA/QC program that includes blind insertion of reference standards, blanks and duplicates in each analytical shipment that was used for the 2006 to 2012 drilling programs. A blank is inserted at the beginning of each sample batch, standards are inserted at random intervals throughout each batch of 50 samples and duplicates are analyzed at the end of each batch. All data gathered for QA/QC purposes is captured, sorted and retained in the QA/QC database. The QA/QC samples include commercial reference standards, an in-house standard, and commercial prepared blank materials. Coarse field blanks were also prepared by Apogee. Analysis of duplicate samples of quarter core is accommodated through their blind inclusion in the sample stream and analysis of duplicate prepared pulp splits are also requested for each batch. Apogee’s protocol also includes a check sampling program based on analysis of sample splits at a second accredited laboratory. Bulk density measurements (specific gravity) were systematically collected by Apogee staff using standard water immersion methods and unsealed core samples. Characteristics of lithology and alteration were also recorded as part of the density program and all information was assembled in digital spreadsheets.

QA/QC procedures pertinent to the ASC 2002-2003 drilling programs were not documented. However, the first drilling program carried out by Apogee in 2006 was intended to confirm earlier ASC analytical data. Full QA/QC protocols instituted by Apogee were applied to this program and results of the Apogee re-drill program correlate well with those of ASC suggesting that acceptable standards were being met by ASC. Though preparation, analysis, and QA/QC procedures were not documented for the early ASC drilling on Paca, the results of the 2006 re-drill program and check sampling by Mercator during 2015 were comparable and suggests acceptable procedures were followed for the Paca deposit samples. Sampling from later drilling at Paca followed Apogee’s QA/QC procedures described above. Bulk density measurements were also obtained.

Data Verification

Core sample records, lithologic logs, laboratory reports and associated drill hole information for all drill programs completed by Apogee and ASC were digitally compiled by Apogee staff. Information pertaining to the exploration history in the property area was also compiled by Apogee and was reviewed to assess consistency and validity of Apogee results. The digital drill hole records compiled by Apogee were checked in detail against the parameters (collar data, down hole survey values, hole depths, lithocodes) of the original hard copy source documents to assess consistency and accuracy. This was followed by review and validation of approximately 10% of the compiled core sample dataset against original source documents. Review of logging and sample records showed consistently good agreement between original records and digital database values. The drilling and sampling database records were further assessed through digital error identification methods available through the Gemcom-Surpac Version 6.2.1(R) software for such errors as sample record duplications, end of hole errors, survey and collar file inconsistencies and some potential lithocode file errors. The digital review and import of the manually checked datasets through Surpac provided a validated Microsoft Access(R) database that is considered to be acceptable for resource estimation.

Apogee hosted two site visits by experts for review of procedures and verification of conditions and work programs. The first during August 2011 included review of drilling program components, core check sampling, verification of drill hole locations, and discussion with Apogee staff and consultants. The experts determined that, to the extent reviewed during the visit, evidence of work programs carried out to date on the property is consistent with descriptions reported by the company and that procedures employed by Apogee staff are consistent with current industry standards and of good quality. The second site visit occurred during April 2012 and included additional review of on-going drilling and resource estimation program work pertaining to oxide zone mineralization. The experts determined their drill hole coordinates compared well with Apogee’s coordinates and reasonable correlation exists between the original sample analyses and the check sample analyses.

The data verification performed for the Paca deposit was similar to that for the Pulacayo deposit described previously. Micon International Limited of Toronto, Canada, considered the field standard used by Apogee in its QA/QC program to be unacceptable and suggested use of a commercial standard or an in-house standard supported by industry best practices.

Mineral Processing and Metallurgical Testing

To date, four metallurgical test programs were completed by outside experts. These programs include: Resource Development Inc., Denver, USA in 2003, UTO (Universidad Técnica de Oruro), Oruro, La Paz, Bolivia in 2009, ED&ED Ingeniería y Servicios S.A.C. (which we refer to as “ED&ED”), Lima, Peru in 2011, and UTO and Maelgwyn Mineral Services Laboratory in South Africa during 2012. A fifth program was managed by Apogee where bulk samples from trial mining were sent to local concentrators.

During 2003, Resource Development Inc. tested 120 kg of core sample from two drill holes. Preliminary metallurgical test work was performed to evaluate the silver and sulfide base metals recovery potential including in-place densities, feed characterization, mineralogy, leaching, gravity concentration, and bench-scale open circuit and locked cycle tests (LCT’s). Silver minerals were found not to be amenable to leaching by NaCN or gravity concentration. Grinding test data determined the time required to achieve a P80 of 150 # (104 lm) was 20 minutes. Bench scale open circuit flotation tests (OCT’s) were performed using the flotation reagent suite developed for the San Cristobal Project. The overall silver recovery in the lead rougher concentrates was 97.1%. The lead cleaner concentrate recovered 2.8% of the weight, 84.6% of lead, 3.1% of zinc and 46.9% of silver. The lead concentrate assayed 60.8% Pb, 4.22% Zn and 8,440 g/t Ag. The zinc cleaner concentrate recovered 7.8% of weight, 1.3% of lead, 84.7% of zinc and 38.8% Ag. The concentrate assayed 0.324% Pb, 41.2% Zn and 2,463 g/t Ag. Large scale two cycle locked cycle flotation tests were performed using the process flowsheet similar to that developed for San Cristobal deposit. The lead concentrate assaying 62.2% Pb, 4.46% Zn and 10,891 g/t Ag, recovered 3.1% weight, 88.8% of lead, 3.9% of zinc and 63.4% of silver. The zinc concentrate assayed 61.5% Zn, 0.9% Pb and 3,303 g/t Ag, recovered 5% weight, 87.6% of zinc, 2.1% of lead and 31.3% of silver. The tailings were very difficult to settle due to high proportions of clay in the ore, which will impact the process flow sheet and overall plant design. The lead and zinc third cleaner concentrates were analyzed for impurities and found that penalties may be incurred on the concentrates for several impurities.

UTO conducted a metallurgical test program during 2009 on three samples comprising comminution (only Bond Ball Work Index), OCT’s, LCT’s, OCT tailings (non-float) size by size analyses, and OCT tailings (non-float) sedimentation tests. Clay mineralogy studies were not carried out to determine the presence of clays that may produce very fine slimes though during the test work, slimes were produced affecting the flotation performance, settling of tailings, and flotation pulp rheology. The samples were drill cores composited to represent a higher grade, a medium grade, and a lower grade. Comminution was evaluated using the Bond Ball Mill Work Index test and categorized the samples as medium to hard. Abrasion index, crushing work index, and rod work index tests were not performed. Specific gravity tests were performed. Flotation test work focused on lead and silver recovery using both batch open circuit and closed circuit flotation tests. Locked cycle tests of the high-grade sample indicated that conventional selective lead-silver and zinc-silver flotation techniques recovered 56% of the silver in the lead concentrate and 27% of the silver in the zinc concentrate with lead recovery of 79% and zinc recovery of 81%. Silver grades were 6,620 g/t in the lead concentrate and 2,010 g/t in the zinc concentrate. LCT test results of the medium grade sample indicated that it is possible to recover almost 34% of the silver in the lead concentrate and 50% of the silver in the zinc concentrate, with lead and zinc grades at 51% and 58%, lead and zinc recoveries at 74% and 83%, and silver grades at 6,220 g/t and 2,990 g/t. LCT test results of the low-grade sample indicated that it is possible to recover almost 30% of the silver in the lead concentrate and 21% of the silver in the zinc concentrate, with lead and zinc grades at 51% and 58%, lead and zinc recoveries at 74% and 83%, and silver grades at 6,220 g/t and 2,990 g/t, respectively. The results seem to be reasonable and in accordance with expectations from the mineralogy of the ore. These results constitute the design basis for the flow sheet. Full OCT’s of sulphide minerals flotation were conducted initially on each sample as a proof of concept of the overall circuit and to establish a workable set of flotation conditions and reagents. These tests demonstrated that sulphide flotation to saleable lead and zinc concentrates at acceptable (for batch tests) recoveries was possible.

During 2011, the laboratory facility of ED&ED, performed a series of flotation tests and contracted mineralogical analyses on a high grade and low-grade sample. The initial ED&ED flotation test work was not successful then after pre-conditioning the samples with activated carbon and subsequent differential flotation, was moderately successful. The minerals present included sphalerite, galena, pyrite and quartzite gangue with galena-sphalerite assemblages (intertwined specimens) present to some extent. Twelve (12) OCT’s were conducted on each of the samples to confirm the previous flotation results by UTO and to evaluate the effect of flotation response at finer grind sizes as seen in the flowcharts. The flotation tests, carried out on the high-grade samples indicated that it is possible to obtain commercial lead and zinc concentrates with grades of lead and zinc of 42.1% and 43%, respectively. The concentration of silver in the lead and zinc concentrates were reported as 7,010 g/t and 198.2 g/t, respectively. The straightforward conventional selective lead-silver and zinc-silver flotation techniques after carbon pre-treatment are able to recover 85.7% of silver in the lead concentrate (with a mass pull of 3.1%) and 2.93% of silver in the zinc concentrate (with a mass pull of 3.75%). The lead and zinc recoveries are estimated as 80% and 77.8%, respectively. The flotation tests, carried out on the low-grade samples indicated that it is possible to obtain commercial lead and zinc concentrates with grades of lead and zinc of 41% and 43.1%, respectively. The concentration of silver in the lead and zinc concentrates were reported as 6,734 g/t and 207 g/t, respectively. The straightforward conventional selective lead-silver and zinc-silver flotation techniques after carbon pre-treatment are able to recover 74% of silver in the lead concentrate (with a mass pull of 1.95%) and 3.27% of silver in the zinc concentrate (with a mass pull of 2.8%). The lead and zinc recoveries are estimated as 77.6% and 71.9%, respectively. In overall, better flotation (open circuit tests) performances are obtained at a grind size of P80 of 74 lm. Locked cycle tests at this grind size will be necessary to confirm these results. A set of paste thickening tests were run on dry samples of the flotation test (tailings) to investigate the performance of the FLSmidth Deep Cone Paste thickening technology. Screening flocculent tests were carried out. Anionic flocculent (Floenger PHP 50 Plus) was selected to improve sedimentation performance based on settling rates and observed visual supernatant clarity. Experience has shown that it is difficult to scale paste flow characteristics from small-scale tests to full-scale pipeline conditions, pilot-scale pumping tests are usually necessary. The lab flotation concentrates (open circuit tests) were assayed to determine the deleterious elements in the concentrate and for use in the NSR calculations and included mineralogical analyses. The results showed that the lead concentrate assayed 47.2% Pb and 6,273 g/t Ag with 1.3% Cu, 1.45% As and 1.23% Sb. The zinc concentrate assayed 53.8% Zn with negligible copper, arsenic or antimony. The lead, silver and zinc concentrate grades are in agreement with the LCT carried out before. Concentrations of deleterious elements appear below typical smelter penalty thresholds, with arsenic appearing as the principal penalty element.

During 2012, UTO conducted further metallurgical test work including a single collective flotation test, a series of open circuit differential flotation tests (with a de-sliming step), a single locked cycle flotation test (with de-sliming step), and PORCO flow sheet testing. This test work was designed to explore the flotation response of the ore to conventional differential flotation and to establish the operating conditions, reagent scheme, and consumptions. The sample was prepared and provided by Apogee (ASL) and consisted of a bulk composite sample from drill cores with grain sizes up to 76.2 mm (3 inches). The first exploratory test indicated that silver recovery to bulk concentrate is about 72%, while the lead and zinc recoveries are approximately 66% and 78% respectively. The floating fraction accounted for about 13%, the slimes fraction 18%, and the rest is lost as final tailings. Lead and silver losses are up to 23% and 13%, respectively. The open batch flotation tests indicated that lead recovery is between 48% and 54%, while zinc recovery is in the range from 50.1% to 72%. Total silver recovery to both lead and zinc concentrates is between 30% and 68%. Lead concentrate grades range from 33.5% to 59%, zinc concentrate grades range from 49% and 55%. Similarly, silver grades in both concentrates range from 9,875 g/t to 15,333 g/t. A single LCT, a repetitive batch used to simulate a continuous circuit where all the intermediate material added to the appropriate location in the flowsheet, was conducted to produce a metallurgical projection of the sample tested and to assess if the flowsheet and reagent suite is stable. A good locked cycle test typically achieves steady state over the last three cycles. Steady state implies both stability and mass conservation. Stability implies constancy. It was not indicated whether the test reached stability or whether mass conservation was achieved. Assuming that steady state was reached, the results indicated that lead and zinc recoveries were 60.1% and 76.5%, respectively. Lead concentrate assayed 11,114 g/t Ag, 49.1% Pb and 4.81% Zn. Additionally, the metal values in the zinc concentrate were 2,220 g/t Ag, 2.29% Pb and 48.6% Zn. Concentrates account for about 2.9% w/w of the feed (0.81% lead and 2.1% zinc). Silver metal loss in the slimes is as high as in the tailings. Lead and silver losses in the final tails are 23.1% and 9.12% respectively. The PORCO flowsheet is basically a bulk flotation followed by lead and zinc flotation, this processing route should be carried out at high pH (12.2) intended to depress pyrite at the outset. However, the Pulacayo ore did not respond well mainly because of lead and silver selectivity issues and high consumption of acid (H2SO4) to drop the pH to a level suitable for lead flotation after the bulk stage.

Maelgwyn Mineral Services Africa carried out laboratory flotation optimization test work on ore samples from the Pulacayo Project during 2012. The objectives of the work were to: (i) test the flotation conditions supplied by Apogee on the core samples to determine the metal recoveries and grades achievable by differential flotation of the Pb and Zn minerals; (ii) to optimize the flotation conditions for effective differential of the Pb and Zn minerals and to achieve saleable grades of Pb and Zn concentrates; and (iii) to perform locked cycle testing of the optimized flotation conditions using selected variability core samples. Laboratory rod milling curves were produced for all the samples and found that the milling times required for the samples indicated a high degree of variability in hardness between the sample types. Flotation tests included 65 OCT’s (exploratory test work) and four locked cycle flotation tests. In summary, the locked cycle tests yielded Pb concentrates of 55-69% Pb at recoveries between 88% and 93% and Zn concentrates of 37% to 56% Zn at recoveries of 79% to 90% with a large variation in head grade from 1.5% Pb to 4.3% Pb. The silver recoveries ranged between 68% and 94% with a variation in head grade of between 136 g/t Ag and 375 g/t Ag.

The test mining between November 2011 and May 2013 produced 12,550 tons of ore that were used in a toll milling program to evaluate ore processing. The ore was hauled by truck to four concentrators – Tatasi, Fedecomin, La Estrella, and Zabaleta. The Zabaleta concentrator attained the best recoveries for which the results are presented in the table below.

Pulcacayo Deposit Zabaleta Toll Milling Results

	Concentrate Grade			Recoveries
Material	Pb (%)	Zn (%)	Ag (g/t)	Pb (%)	Zn (%)	Ag (%)
Lead Concentrate	47.95	12.85	6,295	64.62	16.26	72.13
Zinc Concentrate	8.47	39.45	941	9.97	43.57	8.41
Tailings	0.58	0.97	49	25.41	40.16	18.45
Total Ag recovery: 81.55%

Only one series of metallurgical tests were performed on samples from the Paca deposit. The tests were completed on three samples composited from drill cores and included feed characterization, leaching, flotation and gravity tests, in-place bulk density determination, and mineralogy. Study of the three composite samples found the silver grade varied from 44.5 g/t Ag to 228.6 g/t Ag, lead minerals 0.56% Pb to 0.8% Pb), and zinc minerals 0.05% Zn to 0.41% Zn). The other sulfide minerals identified were sulphosalts and chalcocite. Coarse native silver was detected in one of the samples. The silver minerals were amenable to cyanide leaching for most of the composite samples (i.e. 28% to 82% Ag extraction) however, extraction of silver was size dependent and improved with fineness-of-size. The lime consumption in leach varied from 0.8 to 2.4 kg/t. The NaCN consumption was dependent on both ore type and particle size, increasing with fineness of a particular size and in general, averaged ± 1.5 kg/t. Due to the presence of coarse native silver, the silver leaching was not completed in 120 hours, hence, the data was extrapolated to 240 hours leach time to project anticipated silver recovery and indicated that over 90% of silver could potentially be recovered at fine particle size for two of the three composites. Assay of the final pregnant solution from selected tests found measurable quantities of gold, hence, it is reasonable to conclude that gold is present in those samples. Some of the copper minerals present in the samples are also readily soluble in cyanide. Differential lead/zinc flotation process recovered over 90% of silver in the combined lead and zinc concentrate for the composite assaying 228.6 g/t Ag. The flotation process shows promise of recovering silver. However, the flotation process did not recover acceptable silver values from the other composites. The gravity concentration process did not concentrate silver in the gravity concentrate, hence, it cannot be used alone as a process for recovering silver minerals. The average density was ± 2.2 gm/cc for the samples tested, but the in-place bulk densities were extremely variable for one composite (i.e., 1.79 and 2.58 gm/cc). In summary, the preliminary results were encouraging to warrant additional drilling and metallurgical testing.

Mining

Mineralization is found from the surface to at least 1,000 m depth at the Pulacayo deposit thus both surface and underground mining methods are likely. It is envisioned that surface mining will recover the oxidized ore and some sulphide ore to an elevation below which a crown pillar will be left and below which underground mining methods would start. Mineralization at the Paca deposit is found from the surface to approximately 60 m depth for the mantos-style mineralization and from approximately 10 m to 240m depth for the stockwork and vein style mineralization. Thus, it is anticipated mining will be mostly by surface methods.

Trial mining was conducted between November 2011 and May 2013 at the Pulacayo deposit. The trial mining was done to obtain geotechnical information, better understand mining dilution, obtain a large sample for process testing, and train the workforce. The mining methods included jack leg drill and blast with tracked haulage for development and drill and blast with trackless haulage for production by the shrinkage and reusing stoping methods. The haulage way was advanced and three stopes were mined. The trial mining produced 12,550 tons of ore.

Mineral Resources and Reserves

On November 22, 2017, we received an independent technical report titled “Updated Mineral Resource Estimate and Technical Report for the Pulacayo Project” dated November 14, 2017, with an effective date of October 20, 2017 (the 2017 Pulacayo Technical Report”), prepared by Peter Webster, P.Geo and Michael Cullen, M.Sc., P. Geo of Mercator Geological Services Limited.

The 2017 Pulacayo Technical Report describes resources estimated following the guidelines of the CIM Standards. Two mineral resource estimates were disclosed according to the requirements of NI 43-101. The first for the Pulacayo deposit and the second for the Paca deposit.

Pulacayo Deposit

Results of the mineral resource estimate prepared for the Pulacayo deposit are presented in the table below.

The 2017 Pulacayo Technical Report outlined 2.08 million tonnes at a weighted average grade of Ag 455 g/t, Pb 2.18%, Zn 3.19% (Ag Eq. 594 g/t) in the indicated category and 0.48 million tonnes at a weighted average grade of Ag 406 g/t, Pb 2.08%, Zn 3.93% (Ag Eq. 572 g/t) in the inferred category. The contained metal content estimated by the Company, of the indicated category resources is 30.4 million ounces of silver, 100.0 million pounds of lead, 146.3 million pounds of zinc. The contained metal content estimated by the Company, of the inferred category resource is 6.3 million ounces of silver, 22.0 million pounds of lead, and 41.6 million pounds of zinc.

Pulacayo Indicated and Inferred Mineral Resource Statement Details

Pulacayo Mineral Resource Statement – Effective October 20, 2017

Ag Eq. Cut-Off (g/t)	Category	Tonnes*	Ag (g/t)	Pb (%)	Zn (%)	Ag Eq. (g/t)
400	Indicated	2,080,000	455	2.18	3.19	594
400	Inferred	480,000	406	2.08	3.93	572

Notes:

1)
Mineral resources are estimated in conformance with the CIM Standards referenced in NI 43-101.
2)
Raw silver assays were capped at 1,700 g/t, raw lead assays were capped at 15% and raw zinc assays were capped at 15%.
3)
Silver equivalent Ag Eq. (g/t) = Ag (g/t)*89.2% + (Pb% *(USD$0.94/ lb. Pb /14.583 Troy oz./lb./USD$16.50 per Troy oz. Ag)*10,000*91.9%) + (Zn% *(USD$1.00/lb. Zn/14.583 Troy oz./lb./USD$16.50 per Troy oz. Ag)*10,000*82.9%).
4)
Metal prices used in the silver equivalent calculation are USD$16.50/Troy oz. Ag, USD$0.94/lb Pb and USD$1.00/lb. Zn. Metal recoveries used in the silver equivalent equation reflect historic metallurgical results disclosed by Apogee (Porter et al., 2013).
5)
Metal grades were interpolated within wire-framed, three-dimensional silver domain solids using Geovia-Surpac Ver. 6.6.1 software and inverse distance squared interpolation methods. Block size is 10m(X) by 10m(Z) by 2m(Y). Historic mine void space was removed from the model prior to reporting of resources.
6)
Block density factors reflect three-dimensional modeling of drill core density determinations.
7)
Mineral resources are considered to have reasonable expectation for economic development using underground mining methods based on the deposit history, resource amount and metal grades, current metal pricing and comparison to broadly comparable deposits elsewhere.
8)
Rounding of figures may result in apparent differences between tonnes, grade and contained ounces.
9)
Mineral resources that are not mineral reserves do not have demonstrated economic viability.
10)
Tonnes are rounded to nearest 10,000.

The contained metals estimated by the Company based on in the 2017 Pulacayo Technical Report are presented in the table below.

Contained Metals Based on October 20, 2017 Pulacayo Deposit** Mineral Resource Estimate

Metal	Indicated Resource	Inferred Resource
Silver	30.4 million oz.	6.3 million oz.
Lead	100.0 million lbs.	22.0 million lbs.
Zinc	146.3 million lbs.	41.6 million lbs.

**Based on the resource estimate Ag Eq. cut-off value of 400 g/t and 100% recovery; figures are rounded to the nearest 100,000th increment.

Between 2006 and 2012, a total of 69,739 meters of diamond drilling (226 surface and 42 underground drill holes) was conducted at Pulacayo, results of which support the mineral resource estimate The Pulacayo site is currently permitted for production at a milling rate of 560 tonnes per day and no known legal, political, environmental, or other risks that would materially affect potential future development were identified by us at the effective date of the 2017 Pulacayo Technical Report (October 20, 2017) or are known by us as of the date of this filing.

Approximately 85% of the resource tonnage identified at the 400 g/t Ag Eq. cut-off value occurs within 150 meters vertical distance from the main San Leon tunnel, which may facilitate future mineral extraction.

Historic Pulacayo production was predominantly from the TVS which extends over a strike length of more than 2.5 km and to a depth of at least 1,000 meters. Prior resource drilling only covered approximately 20% of the TVS strike length. With new drilling, the Company believes that there is potential to discover additional resources along the Tajo structure.

Paca Deposit

In June 2016, the Company commenced its sampling program at the Paca deposit. Samples were obtained at one meter intervals from near surface drifts within the Paca mine which appears to have limited historic development. The area of sampled drifts has an estimated dimension of 90 meters length (east to west) and 75 meters width (north to south) and occurs at an average depth of 100 meters. Mineralization mainly consists of silver sulphides (mostly tennantite), galena and sphalerite in the pores of the sedimentary rocks and in breccias.

On August 12, 2016, the Company announced the assay results for the first group of 40 samples collected from the Paca deposit exploration program at its Pulacayo Project (see table below). During the sampling program, 233 samples were collected. However, due to a backlog at the testing laboratory, the Company prioritized the 40 most prospective samples for assay. Thus, the assayed samples are not representative of the sample population. These results are taken from the first group of samples the Company delivered.

The samples were delivered to ALS Geochemistry Laboratory in Oruro, Bolivia (which we refer to as “ALS”) for assay and included QA/QC samples. Standard reference, duplicate and blank samples were used – all of which, produced acceptable results. ALS is an independent laboratory and was qualified and accredited by the Colombian Institute of Technical Standards and Certification (which we refer to as the “ICONTEC”) and the Standards Council of Canada for the methods used during the time the samples were prepared and assayed. Records were maintained to document the secure handling of the samples and to verify their identities were maintained.

Chip channel sample P225 returned a silver grade that is greater than the 1,500 g/t detection limit. It is planned to submit the sample for another assay for precious metals content using methods having a greater upper detection limit.

Samples were obtained from shallow depth drifts within the Paca mine which appear to have limited historic development. The area of sampled drifts has an estimated dimension of 90 meters length (east to west) and 75 meters width (north to south) and occurs at an average depth of 100 meters. Mineralization mainly consists of silver sulphides (mostly tennantite), galena and sphalerite in the pores of the sedimentary rocks and in breccias.

The Company has undertaken studies (for production scenarios ranging from 200 to 500 tonnes per day) with the aim to bring Pulacayo into production at minimum capital expense given the current challenging metals market. A positive production decision would not be based on FS of mineral reserves demonstrating economic and technical viability so would carry increased uncertainty and the risk of failure as to the mining method and profitability.

On September 29, 2016, the Company announced its two-fold priority objective and plans for definition drilling at the Pulacayo Project. The objective includes: (i) Study the possibility of commissioning Pulacayo and/or Paca to production at current metal prices, part of which includes definition drilling; and (ii) Apply modern exploration techniques (District-wide Three-Dimensional Induced Polarization Program (which we refer to as “3D IP”)) to the Pulacayo district to test mineralization found during reconnaissance exploration. The definition drilling to support any decision to commission Pulacayo and/or Paca to production and detailed three-dimensional induced polarization surveys were described. A detailed presentation about the exploration and maps showing prior sample location and assay results and proposed IP line locations are available on the Company’s website. A positive production decision would not be based on a FS of mineral reserves demonstrating economic and technical viability so would carry increased uncertainty and the risk of failure as to the mining method and profitability.

Results of the mineral resource estimate for the Paca deposit are presented in the table below.

The 2017 Pulacayo Technical Report outlined 2.54 million tonnes at a weighted average grade of Ag 256 g/t, Pb 1.03%, Zn 1.10% (Ag Eq. 342 g/t) in the inferred category. The contained metal content estimated by the Company, of the inferred category resources is 20.9 million ounces of silver, 57.7 million pounds of lead, 61.6 million pounds of zinc (more resource details in the table below).

Paca Inferred Mineral Resource Statement Details

Paca Mineral Resource Statement – Effective October 20, 2017
Ag Eq. Cut-Off (g/t)	Category	Tonnes*	Ag (g/t)	Pb (%)	Zn (%)	Ag Eq. (g/t)
200	Inferred	2,540,000	256	1.03	1.10	342

Notes:

1)
Mineral resources are estimated in conformance with the CIM Standards referenced in NI 43-101.

2)
Raw silver assays were capped at 1,050 g/t, raw lead assays were capped at 5% and raw zinc assays were capped at 5%.

3)
Silver equivalent Ag Eq. (g/t) = Ag (g/t) + (Pb% *(USD$0.94/ lb. Pb /14.583 Troy oz./lb./USD$16.50 per Troy oz. Ag)*10,000) + (Zn% *(USD$1.00/lb. Zn/14.583 Troy oz./lb./USD$16.50 per Troy oz. Ag)*10,000). 100 % metal recoveries are assumed based on lack of comprehensive metallurgical results.

4)
Metal prices used in the silver equivalent calculation are USD$16.50/Troy oz. Ag, USD$0.94/lb Pb and USD$1.00/lb. Zn and reflect those used for the Pulacayo deposit mineral resource estimate reported above.

5)
Metal grades were interpolated within wire-framed, three-dimensional solids using Geovia-Surpac Ver. 6.7 software and inverse distance squared interpolation methods. Block size is 5m (X) by 5m (Z) by 2.5m (Y). Historic mine void space was removed from the model prior to reporting resources.

6)
A block density factor of 2.26g/cm³ was used and reflects the average of 799 density measurements.

7)
Mineral resources are considered to have reasonable expectation for economic development using combined underground and open pit methods based on the deposit history, resource amount and metal grades, current metal pricing and comparison to broadly comparable deposits elsewhere.

8)
Mineral resources that are not mineral reserves do not have demonstrated economic viability.

9)
*Tonnes are rounded to nearest 10,000.

The contained metals estimated by the Company based on the 2017 Pulacayo Technical Report are presented in the table below.

Contained Metals Based on October 20, 2017 Paca Deposit** Mineral Resource Estimate

Metal	Inferred Resource
Silver	20.9 million oz.
Lead	57.7 million lbs.
Zinc	61.6 million lbs.

**Based on the resource estimate Ag Eq. cut-off value of 200 g/t and 100% recovery; figures are rounded to the nearest 100,000th increment

The resource estimate is based on results of 97 diamond drill holes and 1 reverse circulation drill hole totaling 18,160 meters completed between 2002 and 2007. The geology of the Paca deposit includes a core zone of feeder-style mineralization associated predominantly with brecciated andesite, plus additional zones of shallowly dipping mantos-style mineralization that are hosted by the surrounding volcano-sedimentary sequence. The Paca deposit remains open at depth and along strike. The Paca mineralization starts from surface and the deposit may be amenable to open-pit mining and this will be evaluated further in the future.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

Environmental
The Company, through acquisition of ASC and later transfer of the environmental license, has a valid and in force environmental license issued by the Bolivian Ministry of Environment and Water that is valid to 2023 for the Pulacayo licenses. The license allows for construction of a mine and concentrator with capacities up to 560 tons per day. Granting of the environmental license includes approval of the Environmental Impact Evaluation Study and Environmental Base Line Audit. Bolivian environmental law absolves the Company of environmental liability created by its predecessors.

Project Risks and Mitigation

The major risks to developing the Pulacayo Project include the inability to obtain financing, decreases in metal prices, and adverse political and social changes. The inability to obtain financing will be mitigated through pursuit of equity investors and cash flow from sale of available material. The risk from decrease in metal prices will be mitigated by the timing of the project in that the start of the project is at the time of lowest metal prices in several years and concentrate sales will start when metal prices are projected to be much higher. Adverse political and social changes are also mitigated by the timing of the project. The national government has started to become much more supportive of mining and recently the local government and population have shown strong support for re-starting the mine.

Exploration
Exploration was conducted in mid to late 2016 at the Pulacayo and Paca deposits. Mapping and sampling at the Pulacayo deposit was performed at the AVS located approximately 200 meters west of the Rothschild shaft, at a level 50 meters above the San Leon adit level (level 0, 4128 m elevation). The principal vein measures 1.0 to 1.5 meters in width. The strike and vertical extent of the principal vein are unknown. The location of the AVS is approximately 600 meters west of the San Leon adit and passes outside the western boundary of the area where Apogee conducted 70,000 meters of drilling between 2005 and 2012, and therefore was not included in the Pulacayo deposit resource estimate disclosed in the 2017 Pulacayo Technical Report. Additional sampling was completed at underground mining area 1 (which we refer to as “UG1”) where initial mining may occur. UG1 is located at level 0 approximately 110 meters east of the San Leon adit and within 100 meters from the Central shaft. UG1 measures approximately 117 meters in strike, 93 meters in width and 38 meters in height. A total of 22 samples were obtained from the AVS and UG1 areas and sent for assay and the results received. These results are presented in the table below. The samples were obtained by continuous chip channel sampling across the width of the vein mineralization at locations one meter apart.

UG1 and AVS Sample Assay Results

	Ag	Zn	Pb			Width
SampleID	(g/t)	(%)	(%)	Area	Sampling Method	(m)
1912	1,400	18.4	>20.0	UG1	chip channel	1m
1920	915	22.7	1.0	UG1	chip channel	1m
1908	490	20.0	1.6	UG1	chip channel	1m
1907	688	14.7	3.3	UG1	chip channel	0.6m
1918	405	21.6	0.4	UG1	chip channel	1m
1906	432	15.9	1.8	UG1	chip channel	1m
1911	583	8.4	7.0	UG1	chip channel	1m
1919	732	7.8	0.3	UG1	chip channel	1m
1909	682	6.1	0.8	UG1	chip channel	1m
1910	261	11.8	0.7	UG1	chip channel	1m
1921	161	8.4	1.6	UG1	chip channel	1m
1917	291	6.8	0.4	UG1	chip channel	1m
1916	101	9.9	0.3	UG1	chip channel	1m
1915	67	5.0	0.3	UG1	chip channel	1.3m
1922	54	2.9	0.1	UG1	chip channel	1m
1913	62	1.6	0.5	UG1	chip channel	1m
1914	39	0.3	0.1	UG1	chip channel	1m
1905	392	23.0	12.0	AVS	chip channel	1m
1904	284	17.6	6.6	AVS	chip channel	1m
1901	250	6.3	6.2	AVS	chip channel	1m
1903	96	7.7	2.7	AVS	chip channel	1.5m
1902	17	5.7	0.5	AVS	chip channel	1m

The samples including QA/QC samples, were delivered to ALS Bolivia Ltda. located in Oruro, Bolivia for preparation after which splits were sent the ALS laboratory located in Lima, Peru (we refer to both locations collectively as “ALS”). ALS is an independent laboratory and was qualified and retains current accreditation by the ICONTEC and the Standards Council of Canada for the methods used during the time the samples were prepared and assayed. Normal QA/QC procedures were followed when handling and processing the samples as described in the Company’s Sample Procedures, QA/QC for Sampling manual (QA/QC manual), National Instrument 43-101 Standards of Disclosure for Mineral Projects, and the Canadian Institute of Mining, Metallurgical and Petroleum Engineers Exploration Best Practices Guidelines. These procedures included use of a chain of custody to document possession, delivery and security of the samples from the Company to the laboratory and secure storage until transported. The laboratory was assessed to ensure it has the technical qualifications for preparation and assay of the type of sample and range in mineral content, follows proper procedures to ensure correct sample identification and security, and maintains confidentiality of assay results. Quality control materials including a blank and certified reference materials were included with the sample group for assay. Duplicate assays were also performed. The quality control material assay results were found within acceptable limits of the known values and the duplicate assay results were within acceptable limits supporting acceptance of the assay results of the samples. Access to the analytical results was restricted to the chief executive officer, chief geologist, vice president of operations, and general mining manager. The information was verified by Christopher M. Kravits CPG, LPG, the Company’s “Qualified Person” and Chief Geologist, through discussion with relevant parties, review of documents and comparison to known values. There were no limitations on verification. Mr. Kravits has reviewed and approved the data and records supporting the above statements.

Geologic mapping and sampling at 233 locations was completed in the historic Paca mine drifts. The area is within the boundary of the Paca deposit resource estimate disclosed in the Paca Technical Report but was not included in the block model used to estimate resources. Because of a backlog at the assay laboratory the Company prioritized the most prospective 40 samples for assay. Thus, the assayed samples are not representative of the sample population. These results, shown in the table below, are taken from the first group of samples the Company delivered. Samples were obtained by continuous chip channel sampling across the width of the vein mineralization at locations one meter apart.

Summary of Paca Mine Drift Sample Assay Results

	Ag (g/t)			Zn (%)			Pb (%)			Ag Eq (g/t)
Number of Samples	Min	Max	Avg	Min	Max	Avg	Min	Max	Avg	Min	Max	Avg
40	15.0	1500.0	331.2	0.1	2.5	6.0	0.5	6.7	1.9	45.7	1617.0	407.3

Silver assays include one sample assayed at >1500 g/t and used as 1500 g/t in the summary table. Silver equivalent (AgEq.) calculations are based on the following closing prices as of August 9, 2016: USD$19.79/oz. for Ag, USD$1.03/lb. for Zn and USD$0.81/lb. for Pb (London Metals Exchange spot prices). Metal recoveries are assumed to be 100%.

Silver equivalent (Ag Eq.) calculations were based on the following closing prices as of August 9, 2016: USD$19.79/oz. for Ag, USD$1.03/lb. for Zn and USD$0.81/lb. for Pb (London Metals Exchange spot prices). Metal recoveries were assumed to be 100%.

The samples were delivered to ALS Geochemistry Laboratory in Oruro, Bolivia (which we sometimes refer to as “ALS Bolivia”) for assay and included QA/QC samples. Standard reference, duplicate and blank samples were used – all of which, produced acceptable results. ALS Bolivia is an independent laboratory and was qualified and accredited by the ICONTEC and the Standards Council of Canada for the methods used during the time the samples were prepared and assayed. Records were maintained to document the secure handling of the samples and to verify their identities were maintained.

Legacy Financial Obligations
As part of the transaction with Apogee, we agreed to assume, within certain limitations, all liabilities associated with the Apogee Subsidiaries and the Pulacayo Project. During 2014, Apogee received notice from the national tax authority in Bolivia alleging that its wholly owned subsidiary ASC owes approximately Bs42,000,000 (equaling in an amount originally assessed at approximately $7,600,000 in 2004) of taxes, interest and penalties relating to a historical tax liability. The Company continued to dispute the assessment and hired local legal counsel to pursue an appeal of the tax authority’s assessment on both substantive and procedural grounds. On May 26, 2015, the Company received a positive “resolution” issued by the Bolivian Constitutional Court that declared null and void the previous resolution of the Bolivian Supreme Court issued in 2011 and sent the matter back to the Supreme Court to consider and issue a new resolution.

On December 4, 2019, the Company received the 2019 Resolution issued by the Supreme Court of Bolivia which declares that the contentious tax claim of US$ 6,556,787 brought by Bolivia’s General Revenue Authority against the Company’s Bolivian subsidiary is not proven.

Concessions

Concession relinquishments were concluded in early 2016. The project is now comprised of two groups of contiguous mining concessions. The largest group is centered over the town of Pulacayo and includes the extent of the Pulacayo deposit, several potential mineralized areas and tailings piles. The smaller group is centered over the Paca deposit and includes potential mineralized areas and several tailings piles. Both groups of concessions include area for future surface facilities. The groups of concessions are located approximately 2 kilometers apart. The relinquishments reduced the total gross concession holdings to 3,560 ha. The figure below shows the resulting concession holdings of the Company.

Recent Activities & Updates

2017

Work during fiscal year 2017 included updating of mining scenarios and budgets, negotiations to resolve the legacy financial obligations, and deliberations to obtain permission to restart the mine. The Company has worked with government officials to obtain assurances that our investments in exploring and mining at the Pulacayo Project are safe. Such efforts included a meeting with the Bolivian government’s mining minister and other mine operators, a meeting with the minister at the Embassy of Canada and assistance in coordinating and preparing for his participation in the 2017 Prospectors & Developers Association of Canada (PDAC) convention.

2018

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

2019

In September 2019 the Company started 5,000-meter diamond drilling at Pulacayo which include Phase 1 and Phase 2 Drilling programs as follows.

Phase 1 Drilling

To be comprised of surface drilling to expand the NI43-101 compliant Paca resource (see Company’s news release dated November 22, 2017) in the northern and eastern directions where previous drill holes encountered high grade surface intercepts, including PND-062, which included 42 meters of 406 g/t Ag located on the edge of the resource envelope. The Company will also evaluate upgrading the Paca resource from an Inferred category to Measured and Indicated categories through infill drilling. Some of the high grade zone extensions being explored are shown below:

hole Nº	from - to (m)	int (m)	Ag (g/t)	Pb (%)	Zn %
PND008	18.0 – 33.5	15.5	314	1.0	0.4
PND029	12.0 – 22.3	10.3	436	0.0	0.0
PND062	10.0 – 52.0	42.0	406	0.8	0.1
ESM2	0.0 – 38.0	38.0	411	1.4	1.2

Phase 2 Drilling

Phase 2 Pulacayo surface drilling is scheduled to commence in November, 2019. The plan is to expand the Pulacayo resource base along strike from 1km to 3km and at depth from 300m to 600m. There will also be infill drilling to confirm the geological model and test continuity of shallow high grade indicated resource blocks that are near the San Leon tunnel and accessible through the existing adit. Some of the high grade zone extensions being explored are shown below:

hole Nº	from - to (m)	int (m)	Ag (g/t)	Pb (%)	Zn %	Distance from adit (m)
PUD005	96.2 – 108.0	11.9	689	1.9	1.4	-67.5
PUD007	70.0 – 96.8	26.8	517	2.3	4.2	-44.5
PUD057	374.0 – 378.0	4.0	1,184	0.8	2.3	-137.5
PUD069	281.0 – 294.0	13.0	624	2.1	4.2	-46.0
PUD109	293.6 – 298.4	4.8	3,607	3.8	4.1	-30.4
PUD118	174.0 – 184.0	10.0	1,248	1.7	2.6	-93.9
PUD134	128.2 – 151.5	23.3	514	1.3	1.9	-55.7
PUD150	290.0 – 302.0	11.2	882	0.4	0.6	-75.2
PUD159	343.0 – 354.0	11.0	790	0.6	0.6	-116.6
PUD170	237.0 – 239.0	2.0	3,163	0.1	0.9	-32.5

The technical contents of the above phase I and Phase 2 Drilling were prepared under the supervision of Danniel Oosterman, VP Exploration. Mr. Oosterman is not independent of the Company in that he is employed by the Company. Mr. Oosterman is a Qualified Person (“QP”) as defined by the guidelines in NI 43-101. AgEq cutoffs discussed in this release are based on the following formula: AgEg. (g/t) = Ag (g/t)*89.2% + (Pb% *(US$0.94/lb. Pb /14.583 Troy oz./lb./US$16.50 per Troy oz. Ag)*10,000*91.9%) + (Zn% *(US$1.00/lb. Zn/14.583 Troy oz./lb./US$16.50 per Troy oz. Ag)*10,000*82.9%). Metal prices used in the silver equivalent calculation are US$16.50/Troy oz. Ag, US$0.94/lb. Pb and US$1.00/lb. Zn.

On October 7, 2019, the Company announced that the MPC between itself and COMIBAL was executed on October 3, 2019. The MPC grants the Company the 100% exclusive right to develop and mine at the Pulacayo and Paca concessions for up to 30 years. It is comparable to a mining license in Canada or the United States.

In December 2019 the Company started its phase two drilling program which consists of a 5,000-meter program that will consist mainly of wide step-out drilling up to 1.5 km west (Western Block) of the current 43-101 Pulacayo resource. That current Pulacayo resource covers 1.4 km in strike and represents only a small portion of the TVS which is over 3 km in strike and open to least 1,000 meters at depth, according to historical records of underground mining. The Pulacayo deposit currently has a NI43-101 compliant resource of 2.08 million tonnes at Ag 455 g/t, Pb 2.18%, Zn 3.19% in the indicated category. It also has 0.48 million tonnes at Ag 406 g/t, Pb 2.08%, Zn 3.93% in the inferred category. The Company estimates that the amounts of metals of the indicated category are 30.4 million ounces of silver, 100.0 million pounds of lead, and 146.3 million pounds of zinc. The Company estimates that the amounts of metals of the inferred category are 6.3 million ounces of silver, 22.0 million pounds of lead, and 41.6 million pounds of zinc (see the Company’s report “UPDATED MINERAL RESOURCE ESTIMATE TECHNICAL REPORT for the PULACAYO PROJECT,” by Mercator effective October 20, 2017; available at www.sedar.com).

During the year ended December 31, 2019, the Company incurred total costs of $1,474,026 (same period 2018 - $898,650) for the Pulacayo Project including for $970,955 (2018 - $51,112) for geological and engineering services, $503,071 (2018 - $847,538) for personnel, legal, general and administrative expenses.

During the year ended December 31, 2019, the Company assessed whether there was any indication that the previously recognized impairment loss in connection with the Pulacayo Paca property may no longer exist or may have decreased. The Company noted the following indications that the impairment may no longer exist:

●
The Company signed a mining production contract granting the Company the 100% exclusive right to develop and mine at the Pulacayo Paca property;
●
The Company renewed its exploration focus to develop the Pulacayo Paca property in the current year;
●
The Company re-initiated active exploration and drilling program on the property;
●
Completed a positive final settlement of Bolivian tax dispute (note 27).

As the Company identified indications that the impairment may no longer exist, the Company completed an assessment to determine the recoverable amount of the Pulacayo Paca property.

In order to estimate the fair-value of the property the Company engaged a third-party valuation consultant and also utilized level 3 inputs on the fair value hierarchy to estimate the recoverable amount based on the property’s fair value less costs of disposal determined with reference to dollars per unit of metal in-situ.

With reference to metal in-situ, the Company applied US$0.79 per ounce of silver resource to its 36.8 million ounces of silver resources and US$0.0136 per pound of zinc or lead in resource to its 303 million pounds of zinc and lead.

The Company also considered data derived from properties similar to the Pulacayo Paca Property. The data consisted of property transactions and market valuations of companies holding comparable properties, adjusted to reflect the possible impact of factors such as location, political jurisdiction, commodity, geology, mineralization, stage of exploration, resources, infrastructure and property size.

As the recoverable amount estimated with respect to the above was $31.4 million an impairment recovery of $13,708,200 was recorded during the year ended December 31, 2019.

As the Company identified indications that the impairment may no longer exist, the Company completed an assessment to determine the recoverable amount of the Pulacayo Paca property. The recoverable amount was determined using level 3 inputs on the fair value hierarchy. In order to estimate the fair-value of the property, the Company engaged a third-party valuation consultant to value the property. The weighted average estimated fair-value of the Pulacayo Property with weighting from 20%-50% was $29.7 million. Accordingly, an impairment recovery of $13,708,200 was recorded during the year ended December 31, 2019 in connection with the Pulacayo Paca property.

2020

On January 8, 2020 the Company provided an update which highlighted the following.

●
December 2019: completion of the first 3 holes of the planned 17 drill holes at the Pulacayo. These step-out drill holes are located 25-, 50- and 115 meters west of the existing Pulacayo resource model.

●
The Company has mobilized a second drilling rig to Pulacayo and expects to complete the proposed 5,000 meter drill program in February 2020 with full assay results available by March 2020. The remainder step out drill holes are collared up to 2km west from the existing resource model.

In January 2020, the Company announced the first step-out diamond drilling results from the Pulacayo silver project. PUD 267 marks the Company’s first Pulacayo drill hole of the 2020 drilling campaign and the first drilling to be conducted on the property since 2012. A total of 268 historic Pulacayo drill holes were completed between 2008 and 2012 by the previous operator. The results of PUD 267 comes on the back of the success of the Company’s first drill campaign at Paca (7km north of Pulacayo), where PND 110 intersected highest-ever grade at Paca of 12 meters of mineralization grading 1,085g/t silver, starting 16 meters downhole. These near-surface, high-grade intersections contribute positively to a potential district-style project economic assessment with consideration of open-pit mining scenarios. There are several other targets controlled by the Company within the district that are yet to be drilled but highly promising (e.g., Pacamayo, Al Abra, and Pero).

PUD 267 intercepted the TVS 83 meters west from PUD 041 which intersected 20 meters of mineralization grading 15.1g/t Ag, 2.43%Zn, 0.76% Pb at a similar depth to the mineralization encountered at PUD 267. PUD 041 (drilled in 2008) represents the westernmost drillhole that comprises the Company’s 2017 NI43-101 compliant Pulacayo resource (“Eastern Block”). These results confirm that the TVS extends westward and occurs near-surface, with a probable thickening component for a minimum 83-meter extension to the west of the Eastern Block.

PUD 267 was planned based on a vertical projection of Pulacayo’s historic underground workings which followed the TVS. These workings exist between 400 meters and 1,000 meters from the surface with mined grades of 10% to 25% Zn and 300g/t to 800g/t Ag (according to Hochschild mining records from 1914 to 1960). The results of PUD 267 reveal strong potential for existing mineralization from near-surface in the intervening depths to the workings approximately 400 meters below.

The current 20-hole, 5,000 meter step-out program of which 2,598 meters was completed in early February 2020.

Complete composited drill intersections of significant mineralization (in meters) are tabulated below:

Hole ID	From (m)	To (m)	Interval (m)	Ag (g/t)	Zn (%)	Pb (%)	AgEq	Target
PUD267*	31.5	67	35.5	54.3	4.31	0.92	229.6	West
	117	123	6.0	47.8	1.11	0.25	89.7	West
PUD268	21	23	2	20	1.34	0.77	92.6	West
PUD274	75	77	2	93.5		0.42	98.8	East
PUD274	82	83	1	83		0.09	77.4	East

Reported widths are intercepted core lengths and not true widths, as relationships with intercepted structures and contacts vary. Based on core-angle measurements, true widths are estimated at approximately 61% of reported core lengths. Silver equivalent is calculated as follows: Ag Eq. (g/t) = Ag (g/t)*89.2% + (Pb% *(US$0.94/ lb. Pb /14.583 Troy oz./lb./US$16.50 per Troy oz. Ag)*10,000*91.9%) + (Zn% *(US$1.00/lb. Zn/14.583 Troy oz./lb./US$16.50 per Troy oz. Ag)*10,000*82.9). This calculation incorporates metallurgical recoveries from test work completed for Pulacayo in 2013.

Header information for Drillholes

Hole ID	Azimuth	Dip	Depth (m)	Easting	Northing	AMSL
PUD267	180	-45	180	739823.4	7744735	4336
PUD268	180	-45	192	739866	7744723	4366
PUD269	180	-45	210	739750	7744727	4321
PUD270	0	-45	201	739626	7744618	4284
PUD271	180	-45	156	739670	7744655	4293
PUD272	180	-45	300	739540	7744860	4329
PUD273	180	-45	201	739343	7744869	4385
PUD274	200	-65	95	741031	7744391	4237
PUD275	180	-45	161	739481	7744625	4357
PUD276	0	-45	201	739467	7744416	4267
PUD277	21	-55	72	741196	7744229	4181
PUD278	0	-45	120	739170	7744599	4317
PUD279	180	-45	130	737933	7744679	4346
PUD280	0	-45	113	739024	7744538	4344
PUD281	0	-45	180	739661	7745113	4396
PUD282	0	-45	86.4	739180	7744380	4296

Complete drill map and result cross sections can be accessed www.silverelef.com/company-presentation and www.silverlef.com/projects/pulacayo-silver-lead-zinc/..

The technical contents of above was prepared under the supervision of Danniel Oosterman, VP Exploration (“Mr. Oosterman”). Mr. Oosterman is not independent of the Company in that he is employed by it. Mr. Oosterman is a qualified person (“QP”) as defined by the guidelines in NI 43-101. The Company adopts industry-recognized best practices in its implementation of QA/QC methods. A geochemical standard control sample and a blank sample are inserted into the sample stream at every 20th sample. Duplicates are taken at every 40th sample. Standards and duplicates (including lab duplicates and standards) are analyzed using Thompson-Howarth plots. Samples are shipped to ALS Global Laboratories in Ururo, Bolivia for preparation and then shipped to ALS Global laboratories in Lima, Peru for analysis. Samples are analyzed using Intermediate Level Four Acid Digestion. Silver overlimits (“ore grade”) are analyzed using fire assay with a gravimetric finish. The ALS Laboratories sample management system meets all the requirements of International Standards ISO/IEC 17025:2017 and ISO 9001:2015. All ALS geochemical hub laboratories are accredited to ISO/IEC 17025:2017 for specific analytical procedures. All samples are taken from HQ-diameter core and split in half by a diamond-blade masonry saw. One-half of the core is submitted for laboratory analysis and the other half is preserved for reference at the Company’s secured core facility. Prior to sampling, all core is geotechnically analyzed and photographed and then logged by geologists.

Planning Activities

The Company’s objectives in 2020 is to drill and expand the Pulacayo silver resource base which open to the west and at depth, as well as drill district-scale targets (Paca, Al Abra, Pero, Pacamayo) and to increase investor awareness.

The Company’s goals for 2020 include:

●
Refurbish portions of the existing mine workings
●
Expand the Pulacayo resource footprint
●
Phase I drill program
●
Test surface targets adjacent to existing workings
●
Test depth of mineralization with initial deep fan
●
Compile a production profile for Pulacayo
●
Expand the Paca resource footprint
●
Phase II drill program
●
Test extent of manto/conglomerate formation
●
Update Pulacayo/Paca Technical Report

Non Material Properties

Coal Projects

Ulaan Ovoo Coal Property, Mongolia

The Company acquired a 100 % interest in the Ulaan Ovoo Property located in the territory of Tushig soum of Selenge aimag (province) in Northern Mongolia in 2010 from a private Mongolian company. On November 9, 2010, the Company received the final permit to commence mining operations at the Ulaan Ovoo Property. The focus of the Ulaan Ovoo PFS was for the development of low ash coal reserves in the form of a starter pit. During 2014, the Company faced challenges, such as significant dewatering of the resource, lack of demand, depressed coal sales prices, and higher than expected operating/transportation costs, resulting in limited production throughout the period. Pit dewatering has become a significant impediment to achieving consistent production, especially following mine standby during the periods of low market demand. The mine was placed on standby in Spring 2014 but continued coal loading and sales from the existing stockpiles. Due to the lack of sustained production, management has not sufficiently tested the mine plant and equipment to conclude that the mine has reached the commercial production stage. During the beginning of 2015, due to minimal increase in coal prices and decreased demand because of a mild winter, the Company decided to maintain the operations on standby though coal loading and sales from existing stockpiles continued to customers. The Company decided to sell the mining equipment to generate cash so that operations may continue.

In April 2015, the Company, through its wholly-owned subsidiary, Red Hill, entered into a purchase agreement with an arm’s-length party in Mongolia to sell substantially all of its mining and transportation equipment at the Ulaan Ovoo Property for total proceeds of approximately $2.34 million. The sale of equipment was completed in June 2015. Total proceeds (including the sale of equipment to other arm’s-length parties) amounted to $2.9 million in cash. The Ulaan Ovoo Property ceased pre-commercial operations in June 2015, The Company continued to maintain the Ulaan Ovoo Property operations on standby, incurring minimal general and administrative costs.

On October 16, 2018, the Company executed a lease agreement (the “Lease”) with an arms-length private Mongolian company (the “Lessee”) whereby the Lessee plans to perform mining operations at Ulaan Ovoo Property and will pay the Company USD$2.00 (the “Production Royalty”) for every tonne of coal shipped from the Ulaan Ovoo Property’s site premises. The Lessee paid the Company USD$100,000 in cash, as a non-refundable advance royalty payment and is preparing, at its own and sole expense, to restart and operate the Ulaan Ovoo Property with its own equipment, supplies, housing and crew. The Lessee will pay all government taxes and royalties related to its proposed mining operation. The Lease is valid for 3 years with an annual advance royalty payment (“ARP”) for the first year of USD$100,000 which was due and paid upon signing, and USD$150,000 and USD$200,000 due on the 1st and 2nd anniversary of the Lease, respectively. The ARP can be credited towards the USD$2.00 per tonne Production Royalty payments to be made to the Company as the Lessee starts to sell Ulaan Ovoo coal. The 3-year Lease can be extended upon mutual agreement. Since the signing of the Lease, the Lessee has spent approximately USD$700,000 on supplies, housing and crew and restarted Ulaan Ovoo Property with its own equipment in March 2018 reporting approximately 21,000 tonnes of coal production and sales. Lessee plans to start double shifts in April to meet demand.

In March 2019 was the startup of the Ulaan Ovoo Property and approximately 21,000 tonnes of coal production and sales. The Ulaan Ovoo Property has the production capacity of 2 million tonnes per year and is a fully-permitted large coal field featuring a single, massive coal seam of 40 to 80 metre thickness outcropping at surface with a low strip ratio carrying minimal technical risk.

In June 2019 the Ulaan Ovoo Property achieved record monthly coal production of 37,800 tonnes.

The Ulaan Ovoo Property was commissioned in March 2019, however the operation was stopped in April and May due to the late approval of 2019 environmental plan. The approval was issued in June 2019.

As of the date of this Annual Report, pursuant to the Production Royalty Agreement the Lessee has spent approximately USD$700,000 on supplies, housing and crew, and the Lessee restarted Ulaan Ovoo Property with its own equipment.

Chandgana Project, Mongolia

The Chandgana Project consist of the Chandgana Tal property and the Khavtgai Uul property (formerly named Chandgana Khavtgai) which are within nine kilometres of each other in the Nyalga Coal Basin in east central Mongolia and approximately 280 kilometres east of Ulaanbaatar. On November 22, 2006 the Company (then Red Hill Energy Inc.) entered into a letter agreement with a private Mongolian company that set out the terms to acquire a 100% interest in the Chandgana Tal property. On August 7, 2007, the Company (then Red Hill Energy Inc.) entered into a letter agreement with another private Mongolian company that set out the terms to acquire a 100% interest in the Khavtgai Uul property. Under the terms of the Chandgana Khavtgai agreement, the Company paid a total of USD$570,000. On February 8, 2011, the Company received a full mining license from the Mineral Resources Authority of Mongolia for the Chandgana Tal property. The license can be updated to allow mining of 3.5 million tonnes per year to meet the demand of the Chandgana Power Plant within 90 days.

During 2007, the Company performed geologic mapping, drilling and geophysical surveys of the Chandgana Tal and Khavtgai Uul properties. During June, 2010, The Company completed a 13 drill hole, 2,373 metre resource expansion drilling program on the Khavtgai Uul property, including 1,070 metres of core drilling, and five lines of seismic geophysical survey for a total of 7.4 line kilometres. The Company completed a 15 drill hole program during June-July 2011 to better define the coal resource of the Chandgana Tal licenses.

The Chandgana Tal property has been mined previously and occasionally during the Company’s tenure to meet local demand. The Company decided not to mine during the 2017- 2018 heating season because of insufficient demand. A dry lake was determined by the Ministry of Environment to overlap onto one of the Chandgana Tal licenses as determined under the Mongolian Law to Prohibit Mineral Exploration and Mining Operations at Headwaters of Rivers, Protected Zones of Water Reservoirs and Forested Areas (the “Long Named Law”) but was resolved without loss to the Company. The Khavtgai Uul property has never been mined. The Ministry of Environment determined that a dry lake overlapped the Khavtgai Uul license as defined under the Long Named Law. This was resolved by removing the lake area from the license while not affecting the coal resource and mineability. The Company will continue to monitor the developments and ensure that it follows the necessary steps in the Amended Law on Implementation to secure its operations and licenses and is fully compliant with Mongolian law.

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

For the Khavtgai Uul project, the Company intends to continue with work to convert the license to a mining license and complete the requirements to maintain the license. For the Chandgana Tal project, the Company intends to discuss the need to update the detailed environmental impact assessment and mining FS with the relevant ministries and complete the requirements to maintain the licenses.

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

A.
Operating Results

Year Ended December 31, 2019 compared with Year Ended December 31, 2018.

We reported a net gain of $17.5 million ($0.17 gain per share) for the year ended December 31, 2019, which represents a decreased loss of $35.7 million when compared to the year 2018 ($0.23 loss per share). The decrease in net loss was primarily due to an impairment reversal of 13.7 million for Pulacayo property and a write-off the Bolivian tax liability of $8 million in 2019 compared to impairment charges of $18.2 million in 2018.

For the year ended December 31, 2019, we incurred operating expenses of $3,505,562 compared to $3,298,383 for 2018.

The $207,179 increase in operating expenses when compared to the year 2018 was due to a few factors. Advertising and promotion expenses increased by $322,952 due to increased promotion efforts in the U.S. and Europe to raise market awareness and to raise equity financing. We incurred higher marketing costs because the Company is working with the financial community to make its projects known. Investor relations remains a priority due to the ongoing need to attract investment capital. Consulting and management fees decreased by $4,058. General and administrative costs comprising head office costs including salaries, directors’ fees, insurance and costs related to maintaining the Company’s exchange listings and complying with securities regulations. General and administrative expenses decreased by $71,107 in the year 2019 compared to the year 2018. Professional fees decreased by $200,290, which was mainly due to reduced legal fees. Share-based payments costs are non-cash charges which reflect the estimated value of stock options granted. We use the fair value method of accounting for stock options granted to directors, officers, employees and consultants whereby the fair value of all stock options granted is recorded as a charge to operations over the period from the grant date to the vesting date of the option. The fair value of common share options granted is estimated on the date of grant using the Black-Scholes option pricing model. The increase in share-based payments in 2019 by $154,372 compared to 2018 was primarily related to the decrease in the number of options earned during the year 2019 compared to the year 2018. Travel and accommodation expenses slightly increased by $5,310. The Company incurred additional travel expenses as it actively pursues the Pulacayo and Gibellini projects moving toward production and seeks financing.

For the year ended December 31, 2019, we incurred other expenses classified as “Other Items” amounting to a gain of $21,019,416 compared to a loss of $14,866,085 for the year 2018.

The decrease in loss of Other Items by $35,905,501 in the year 2019 compared to the year 2018 is the net result of changes to a number of the following items:

●
in the year 2019 costs in excess of recovered coal for Ulaan Ovoo increased by $26,019 compared to the year 2018 due to increased activities at Ulaan Ovoo coal mine in Mongolia ;
●
foreign exchange loss increased by $30,540 due to fluctuations in the value of the Canadian dollar compared to the United States dollar, Bolivian boliviano and Mongolian tugrik;
●
in the year 2019, the Company recorded an impairment recovery of $13,708,200 on its Pulacayo and impairment charges of $51,828 and $16,304 on prepaid expenses and receivables respectively.
In the year 2018, the Company recorded a total of $13,994,970 impairment charges on its Pulacayo property and Chandgana Coal property incurred expenses, an impairment charge of $425,925 on Bolivian mining equipment, and impairment charges of $26,234 and $21,004 on prepaid expenses and receivables respectively.
●
in the year 2018, the Company sold 2.7 million shares of a public company for a realized loss of $91,890. In the year 2017, the Company sold of 2.2 million Lorraine Copper Corp. shares for a realized loss of $22,810.
●
in the year 2019, the Company recorded a write off Bolivian tax liabilities of $7,952,700 due to the decision of the Supreme Court of Bolivia to discharge the Company of the contentious tax claim.

Year Ended December 31, 2018 compared with Year Ended December 31, 2017.

We reported a net loss of $18.2 million ($0.23 loss per share) for the year ended December 31, 2018, which represents a decreased loss of $0.4 million when compared to the same period in 2017 ($0.33 loss per share). The decrease in net loss was primarily due to lesser impairment charges of 14.5 million (2017 -$15.1 million) mostly attributable to our non- core Bolivian property.

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

Our general and administrative costs comprising head office costs including salaries, directors’ fees, insurance and costs related to maintaining the Company’s exchange listings and complying with securities regulations. General and administrative expenses increased by $721,988 in the fiscal year 2018 compared to the fiscal year 2017. The increase was the result of increased salaries due to hiring a new President and CEO and restoring salaries for officers of the Company, increased stock exchange and shareholders’ services due to increased financing activities.

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

For the year ended December 31, 2018, we incurred other expenses classified as “Other Items” amounting to $14,886,085 compared to $16,211,616 for the fiscal year 2017. The decrease by $1,325,531 in the fiscal year 2018 is the net result of changes to a number of the following items: costs in excess of recovered coal for Ulaan Ovoo decreased by $14,852 due to changes at Ulaan Ovoo Property in Mongolia related to a lease agreement with an arms-length private Mongolian company which plans to perform mining operations at Ulaan Ovoo Property in the first fiscal quarter 2019 with its own equipment and resources; foreign exchange loss increased by $224,199 due to fluctuations in the value of the Canadian dollar compared to the United States dollar, Bolivian Boliviano and Mongolian Tugrik; we recorded a total of $13,994,970 impairment charges on our non-core Pulacayo Property and Chandgana Coal property incurred expenses, an impairment charge of $425,925 on Bolivian mining equipment, and impairment charges of $26,234 and $21,004 on prepaid expenses and receivables respectively; we sold 2.7 million shares of a public company for a realized gain of $91,890;we earned $50,000 from a debt settlement with Nickel Creek Platinum Corp.

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

For the year ended December 31, 2017, we incurred other expenses classified as “Other Items” amounting to $16.2 million compared to $0.7 million for the fiscal year ended 2016. The increase of $15.5 million is the net result of changes to a number of other items. Of note are the following items:

●
costs in excess of recovered coal for Ulaan Ovoo decreased by $181,549 due to keeping operations at the Ulaan Ovoo Property on standby and reducing general and administrative costs;
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

B.
Liquidity and Capital Resources

The Company utilizes existing cash received from prior issuances of equity instruments to provide liquidity to the Company and finance exploration projects. The Company is of the opinion that its working capital is sufficient for its present requirements. The business of mineral exploration involves a high degree of risk and there can be no assurance that the Company’s current operations, including exploration programs, will result in profitable mining operations. The recoverability of the carrying value of mineral properties, and property and equipment interests and the Company’s continued on going existence is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations, the ability of the Company to raise additional sources of funding, and/or, alternatively, upon the Company’s ability to dispose of some or all of its interests on an advantageous basis. Additionally, the current capital markets and general economic conditions are significant obstacles to raising the required funds. These conditions may cast significant doubt upon the Company’s ability to continue as a going concern.

Given that COVID-19 may result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, there is the possibility of an economic downturn which may affect our ability to access or raise capital through the issuance of our equity securities as and when needed for business operations.

Year Ended December 31, 2019 compared with Year Ended December 31, 2018

At December 31, 2019, we had cash flow of $3 million representing a decrease of $2.3 million from $5.3 million held at December 31, 2018. The Company’s working capital at December 31, 2019, was $0.95 million compared to working capital of $3.8 million at December 31, 2018.

During the year ended December 31, 2019, cash used in operating activities was $2,675,513 compared to $2,626,687 cash used during the prior year. The increased outflows in 2019 primarily related to increased activities of the Company to develop the Pulacayo Project and the Gibellini Project.

The year over year increase in cash used by operating activities is due to increased funds required for working capital changes. The Company has increased its efforts in managing operating costs in advance of cash flows from operations but will require financing in the near term to fund operations.

During the year ended December 31, 2019, we used $6,236,965 in investing activities (2018 – $3,628,762). We used $113,564 (2018 - $120,416) on purchase of property and equipment, $6,123,401 (2018 - $1,398,207) on mineral property expenditures.

During the year ended December 31, 2019, a total of $6,626,085 was provided by financing activities including net proceeds from the Company’s common share issuances of $6,237,791, an additional $174,250 from exercise of stock options, and $250,572 from the exercise of warrants to purchase common shares of the Company. We spent $36,528 for lease payments.

Year Ended December 31, 2018 compared with Year Ended December 31, 2017

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

During the year ended December 31, 2018, a total of $7,458,938 was provided by financing activities including net proceeds of $6,096,621 – from the Company’s share issuances, $24,150 from exercise of stock options, and $1,338,167 from the exercise of warrants to purchase common shares of the Company.

Year Ended December 31, 2017 compared with Year Ended December 31, 2016

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

We have sufficient financial resources to keep our landholdings in good standing through, at least, the next 12 months. As an exploration stage company, we have no regular cash in- flow from operations, and the level of operations is principally a function of availability of capital resources. Our capital resources are largely determined by the strength of the junior resource markets and by the status of our projects in relation to these markets, and our ability to compete for investor support of our projects. To date, the principal sources of funding have been equity and debt financing. Many factors influence our ability to raise funds, and there is no assurance that we will be successful in obtaining adequate financing and at favorable terms for these or other purposes including general working capital purposes. Our consolidated financial statements have been prepared on a going concern basis which assumes that we will be able to realize our assets and discharge our liabilities in the normal course of business for the foreseeable future. Our ability to continue as a going concern is dependent upon the continued support from our shareholders, the discovery of economically recoverable reserves, and our ability to obtain the financing necessary to complete development and achieve profitable operations in the future. The outcome of these matters cannot be predicted at this time.

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

If a financial asset is impaired, an amount equal to the difference between its carrying value and its current fair value is transferred from Accumulated Other Comprehensive Income (Loss)and recognized in the consolidated statement of operations. Reversals of impairment charges in respect of equity instruments classified as available-for-sale are not recognized in the consolidated statement of operations.

The Company considers that the carrying amount of all its financial assets and financial liabilities measure at amortized cost approximates their fair value due to their short term nature. Restricted cash equivalents approximate fair value due to the nature of the instrument. The Company does not offset financial assets with financial liabilities.

2019

At December 31, 2019, our financial assets and financial liabilities were categorized as follows: FVTPL – cash and cash equivalents of $3,017,704, amortized cost – receivables of $246,671, restricted cash equivalents of $34,500, accounts payable and accrued liabilities of $2,420,392.

2018

At December 31, 2018, our financial assets and financial liabilities were categorized as follows: FVTPL – cash and cash equivalents of $5,304,097, amortized cost – receivables of $36,399, restricted cash equivalents of $34,500,accounts payable and accrued liabilities of $1,636,786 and lease liability of $52,818.

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

2017

At December 31, 2017, our financial assets and financial liabilities were categorized as follows: FVTPL – cash and cash equivalents of $4,100,608; loan and receivables – receivables of $34,653 and restricted cash equivalents of $34,500; and other financial liabilities – accounts payable and accrued liabilities of $1,895,983.

Commitments

Our subsidiary, ASC, controls the mining rights to the Pulacayo Project through a joint venture agreement entered into between itself and the Pulacayo Ltda. Mining Cooperative on July 30, 2002 (the “ASC Joint Venture”). The ASC Joint Venture has a term of 23 years which commenced the day the ASC Joint Venture was entered into. Pursuant to the ASC Joint Venture, ASC is committed to pay monthly rent of USD$1,000 to the state-owned Mining Corporation of Bolivia, COMIBOL and USD$1,500 monthly rent to the Pulacayo Ltd. Mining Cooperative until the Pulacayo Project starts commercial production

Under the terms of the lease agreement through which we acquired the Gibellini Project, we are required to make annually, on each anniversary of the execution date of the agreement, advance royalty payments which will be tied, based on an agreed formula (not to exceed USD$120,000 per year), to the average vanadium pentoxide price of the prior year. Further, upon commencement of production, we will maintain our acquisition by paying to the Lessors, a 2.5% NSR until a total of USD$3 million is paid. Thereafter, the NSR will be reduced to 2% over the remaining life of the mine (and referred to thereafter, as “production royalty payments”). Under the terms of the lease agreement, all advance royalty payments made, will be deducted as credits against future production royalty payments. The Gibellini Project lease is for a term of 10 years but can be extended for an additional 10 years at our option.

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

During Apogee’s financial year ended June 30, 2014, it received notice from the Servicio de Impuestos Nacionales, the national tax authority in Bolivia, that ASC Bolivia LDC Sucursal Bolivia, now the Company’s wholly-owned subsidiary, owed approximately Bs42,000,000 in taxes, interest and penalties relating to a historical tax liability in an amount originally assessed at approximately $7,600,000 in 2004, prior to Apogee acquiring the subsidiary in 2011.

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

On November 18, 2019 the Company received Resolution No. 195/2018 issued by the Supreme Court of Bolivia which declared the tax claim brought by Bolivia’s General Revenue Authority against the Company’s Bolivian subsidiary as not proven.

The Resolution is final and binding. Hence neither the Company nor the Company’s Bolivian subsidiaries owe any outstanding back taxes to the Bolivian General Revenue Authority.
During the year ended December 31, 2019, the Company and legal counsel reassessed the status of tax rulings and determined that the probability of a re-issuance of a tax claim against the Company in connection with the above was remote. As a result, the Company has written off the tax liability and recorded a debt settlement gain in the amount of $7,952,700 on its consolidated statements of operations and comprehensive loss.

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

    Due to the uncertainty of realizing the VAT balance, the Company recorded an impairment charge for the full VAT balance in the year ended December 31, 2015.

In June 2019, the Company received a positive resolution issued from the Capital City Tax Tribunal, which is binding and final, affirmed Red Hill’s outstanding VAT credit of 1.169 billion MNT resulted from past mining equipment purchases. The VAT credit can be used to offset taxes and royalty payments; or be refunded in cash by Mongolia’s Ministry of Finance within 12 to 24 months processing time. Due to the credit risk associated with the VAT credit, the Company has provided a full valuation provision against the balance.

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

Additionally, any outbreaks of contagious diseases and other adverse public health developments in countries where we operate could have a material and adverse effect on our business, financial condition and results of operations. For example, the recent outbreak of COVID-19 first identified in Wuhan, Hubei Province, China, has resulted in significant restrictive measures being implemented by governments of affected countries to control the spread of COVID-19. Such COVID-19 related restrictions and disruptions, including for employees, manufacturers, suppliers and customers across different industries, may negatively impact our business operations and therefore our operational results and financial condition. In addition, COVID-19 may result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could affect our ability to access or raise capital through issuances of our securities as and when needed for business operations.

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

E.
Off-Balance Sheet Arrangements

None.

F.
Tabular Disclosure of Contractual Obligations

The Company has the following financial obligations in the ordinary course of business:

Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt	$Nil	$Nil	$Nil	$Nil	$Nil
Capital (finance) lease obligations	$Nil	$Nil	$Nil	$Nil	$Nil
Operating lease obligations	$79,603	$45,489	$34,114	$Nil	$Nil
Purchase obligations	$Nil	$Nil	$Nil	$Nil	$Nil
Other long-term liabilities	$Nil	$Nil	$Nil	$Nil	$Nil
Loan	$Nil	$Nil	$Nil	$Nil	$Nil
Total	$79,603	$45,489	$34,114	$Nil	$Nil

G.
Safe Harbor

The Company seeks safe harbor for our forward-looking statements contained in Items 5.E and F. See the heading "Cautionary Note Regarding Forward-Looking Statements" above.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.
Directors and Senior Management

The following are the names and ages of our directors and senior management of the Company as of December 31, 2019 and March 30, 2020, with their positions and offices with the Company and corresponding start dates, and their principal occupations during the last five years. There are no family relationships between any of the persons named below. There are no arrangements or understandings with any major shareholders, customers, suppliers or other parties pursuant to which any person named below was selected as a director or executive officer. Mr. Lee, the Company’s Executive Chairman and Director was not selected as a Director of the Company in connection with the consulting agreement dated February 28, 2019 entered between the Company and Linx (a wholly-owned subsidiary of Mr. Lee).

Name and Age	Current Office Held with the Company	Current director and/or Executive Office Since	Principal Occupation During Last Five Years (3)
John Lee (5) Age: 46	Executive Chairman Non-Independent Director	January 1, 2013 October 21, 2009
Present: President of Mau Capital Management LLC (private investor relations firm) from July 2004 to present; and Executive Chairman and a Director of the Company from January 2013 to present.
Former: Chairman of the Company. from June 2011 to January 2013; Interim President from June 2011 to October 2018; Interim CEO of the Company from November 2012 to October 2018; Head of Internal Affairs of the Company from October 2018 to February 2019; and Interim President and Interim Chief Executive Officer of the Company from February 2019 to April 2019.

Michael Doolin Age: 58	Interim Chief Executive Officer Chief Operating Officer	April 1, 2019 April 1, 2019

Present: Interim, Chief Financial Officer and Chief Operating Officer of the Company from April 1, 2019 to present.
Former: Chief Operating Officer of Klondex Mines Unlimited Liability (Formerly “Klondex Mines Ltd.”) from March 2016 to July 20, 2018; Vice President, Business Development and Technical Services of Klondex Mines Ltd. November 2012 to March 2016; Esmeralda Mill Manager at Great Basin Gold Ltd. from April 2010 to November 2013.

Greg Hall (1)(2) Age: 62	Independent Director	October 21, 2009
Present: Director of the Company from October 21, 2009 to present; President of Water Street Inc. from September 2013 to present; Advisor to Market One Media Group Inc. from 2013 to present.
Former: Director of Fidelity Minerals Corp. from September 23, 2016 to December 4, 2018; and Director of Intertainment Media Inc. from January 19, 2011 to May 29, 2015.

Marc Leduc (1)(2) Age: 58	Independent Director	July 22, 2019
Present: Independent Director of the Company from July 22, 2019 to present; Chief Operating Officer of KORE Mining Ltd. from October 29, 2019 to present; Director of South Star Mining Corp. from March 25, 2019 to present.
Former: President, Chief Executive and a Director of Luna Gold Corp. from January 30, 2015 to August 14, 2016; and Director of Rupert Resources Ltd. from April 10, 2013 to December 7, 2016.

Masa Igata, (1)(2) Age: 59	Independent Director	April 23, 2014
Present: Director of the Company from April 23, 2014 to present; Founder and Chef Executive Officer of Frontier LLC (Mongolia) from March 2007 to present and Founder and Chief Executive Officer of Frontier Japan from January 2015 to present.

Ronald Clayton Age: 61	Independent Director	November 4, 2019
Present: Independent Director of the Company from November 4, 2019 to present; President, Chief Executive Officer and a Director of 1911 Gold Corporation (formerly Havilah Mining Corporation) from November 26, 2018 to present; and a Director of Gold Standard Ventures Corp. from January 30, 2018 to present.
Former: President, Chief Executive Officer and a Director of Tahoe Resources Inc. from May 25, 2010 to June 15, 2018.

Ronald Espell Age: 59	Vice-President, Environment and Sustainability	October 29, 2018
Present: Vice-President, Environment and Sustainability of the Company from November 2018 to present.
Former: VP Environment of American Vanadium Corp. from April 2012 to April, 2015; Principal Consultant of SRK Consulting from April, 2015 to April, 2016; Corporate Environmental Director of McEwen Mining Inc. from April, 2016 to November, 2017.

Danniel Oosterman Age: 47	Vice-President, Exploration	February 20, 2018	Present: Vice-President, Exploration of the Company from February 2018 to present. Former: President & CEO of Canstar Resources Inc. from March 2013 to December 2017.
Joaquin Merino-Marquez Age: 52	Vice-President, South American Operation	November 1, 2019
Present: Vice-President, South American Operations of the Company from November 1, 2019 to present; President and a Director of Emerita Resources Corp. (Formerly “Emerita Gold Corp.”) from January 11, 2013 to present.

Irina Plavutska Age: 62	Chief Financial Officer	September 11, 2013
Present: Chief Financial Officer of the Company from September 13, 2013 to present.
Former: Controller at the Company from November 2012 to September 9, 2013; Interim CFO of the Company from August 2011 to November 2012; and Controller of the Company from August 2010 to August 2011.

Notes:

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

During the year ended December 31, 2019 the Company experienced various changes in Directors, Officers and Management of the Company as follows:

●
Gerald Panneton ceased to be the President, Chief Executive Officer and a Director on February 15, 2019;
●
Tony Wong ceased to act as Corporate Secretary on February 22, 2019;
●
Louis Dionne ceased to be a Director on February 28, 2019;
●
Rocio Echegaray was appointed Corporate Secretary on March 8, 2019;
●
Michael Doolin was appointed Chief Operating Officer and Interim Chief Executive Officer on April 1, 2019;
●
John Lee ceased to act as Interim President and Chief Executive Officer on April 1, 2019;
●
Bekzod Kasimov ceased to act as Vice-President Business Development on July 1, 2019;
●
Marc Leduc was appointed as a Director on July 22, 2019;
●
Joaquin Merino-Marquez was appointed as Vice-President, South American Operation on November 1, 2019;
●
Ronald Clayton was appointed as a Director on November 4, 2019;
●
Michael Drozd ceased to act as Vice-President, Operations on November 7, 2019;
●
Rocio Echegaray ceased to act as Corporate Secretary on November 15, 2019; and
●
Brigitte McArthur was appointed Corporate Secretary on November 15, 2019.

Biographical Information of Directors and Senior Management

The following are brief biographies of our directors and senior management as of December 31, 2019:

John Lee is the Executive Chairman has been a Director of the Company since October 2009. Mr. Lee has been an accredited investor in the resource industry since 2001. Under John’s leadership, the Company raised over $110 million and grew from having minimal assets to owning substantial assets in USA, Bolivia and Mongolia. Mr. Lee is a CFA charter holder and has degrees in economics and engineering from Rice University. Since joining the Company Mr. Lee has led the Company in making several timely project acquisitions and has also identified, negotiated and financed Pulacayo Project acquisition in 2015 and the Gibellini Project acquisition in 2017.

Michael Doolin was appointed as Interim Chief Executive Office replacing Gerald Panneton on April 1, 2019. Mr. Doolin was also appointed Chief Operating Officer of the Company on April 1, 2019. Mr. Doolin is a mining professional with over 30 years of operational and management experience in Nevada with an emphasis on planning and budgeting. Mr. Doolin manages the Company’s worldwide operations while collaborating with Prophecy’s executive chairman John Lee on investor marketing, fundraising and the Company’s overall strategic direction. Prior to joining the Company, Mr. Doolin was Chief Operating Officer at Klondex Mines Ltd. (“Klondex”) a mid-tier precious metals mining company with over 200,000 oz. annual gold production prior to its takeover by Hecla Mining Company for US$462 million in July 2018. From 2012 to 2018, Mr. Doolin was an integral part of Klondex management team that upgraded Klondex to major NYSE American listing, grew the staff count to over 250, and raised over US$200 million in equity to develop Klondex’s Fire Creek, Hollister and Midas, gold and silver mines located in Nevada from permitting to construction to commissioning stages and then further expansion. At Klondex, Mr. Doolin’s team obtained an Environmental Assessment for the Fire Creek Mine in nine months from the Battle Mountain BLM office who are overseeing Prophecy’s current Gibellini permitting, which is the Company’s top priority.

Greg Hall has been an Independent Director of the Company since October 2009. Mr. Hall is a self-employed businessman with over 25 years’ experience as a broker, senior executive officer and founder of several successful Vancouver-based brokerage firms. For over 25 years, Mr. Hall has focused on significant international exploration, development, and mining ventures, and all aspects of their structuring and finance. Mr. Hall previously served as a director of Silvercorp Metals Inc. (NYSE: SVM, TSX: SVM), China’s largest primary silver producer and the lowest cost silver producer among its industry peers. Mr. Hall’s previous positions include: Director at Haywood Securities Inc.; Vice-President, Canaccord Capital Corporation; and Senior Vice-President of Leede Financial Markets Inc. Mr. Hall is a graduate of the Rotman School of Management, University of Toronto, SME Enterprise Board Program, and a Member of the Institute of Corporate Directors.

Masa Igata has been an Independent Director of the Company since April 2014. Mr. Masa Igata, Founder & CEO of Frontier LLC and Frontier Japan, has more than 30 years of professional experience in Asian financial markets. Prior to establishing Frontier Securities(Later renamed as Frontier LLC) in 2007, he had been a Managing Director at Salomon Brother/Citigroup/Nikko Citigroup in Tokyo leading the company to be the most profitable foreign investment bank in Japan for more than the decade. After leaving the firm in 2004, Mr. Igata became interested in Mongolia’s fast-growing economy, and began to develop close relationships with many Mongolian businesses since then. Mr. Igata has since invested in Mining, Finance and real estate sector in Japan, Mongolia, Canada and China through his own companies in each region. In addition, with proven expertise on cross-border capital raising, Mr. Igata has been actively promoting Mongolian investment opportunities to foreign investors and advocating capital market’s best practices in Mongolia to ensure and enhance its access to foreign investors through a full range of financial services, corporate access and research. In addition, he has extensively advised the Government of Mongolia, several government agencies and major corporate in Mongolia on fund raising, corporate governance and value enhancement. In Japan, Mr. Igata has been advising to major mining companies on corporate governance, investor relations and the outlook on the global mining sector. Hosting Invest Mongolia Tokyo is one of the service to facilitate himself and Japanese investors to access to the Government and the Business in Mongolia. In addition, Mr. Igata has been actively advising to Japanese Government and Government related agencies on the various issues on the global mining industry. Mr. Igata is a certified member of the Securities Analyst Association of Japan and an Advisory Member of the Board at Business Council of Mongolia (BCM). Mr. Igata was conferred a decoration of Nairamdal (Friendship) from President of Mongolia Tsakhiagiin Elbegdorj on June 2017.

Marc Leduc has been an Independent Director of the Company since July 2019. Mr. Leduc is a mining engineer and geologist with more than 30 years’ experience involving all aspects of the development, operations, planning and evaluation of mining projects. Mr. Leduc holds a B.Sc. (Hons) degree in Mining Engineering from Queen’s University Kingston, and B.Sc. degree in Geology from the University of Ottawa, and he is a registered professional engineer in both Ontario and BC. Mr. Leduc has led technical teams in the design and construction of large mines, heap leach and tailings facilities. Mr. Leduc has held top management positions with several mining companies including most recently Chief Operating Officer and Interim CEO of NewCastle Gold Ltd before it was acquired in 2017 via merger with Trek Mining Inc. and Anfield Gold Corp. (now named Equinox Gold Corp.). Mr. Leduc, following the merger, remained with Equinox Gold for all of 2018 and into 2019 holding the position of Senior Vice President of US Operations. Mr. Leduc currently holds the position of COO with Kore Mining and is an independent director of South Star Mining. Mr. Leduc spent several years working in Peru as the President and COO for Bear Creek Mining Corp, a silver exploration and development company.

Ronald Clayton has been an Independent Director of the Company since November 4, 2019. Mr. Clayton is a seasoned executive with over 40 years of mine operating experience. He was the CEO of Tahoe Resources and led the successful construction and operation of Tahoe’s flagship Escobal silver mine, which at its peak (2015 to 2017) produced over 20 million ounces of silver annually. Tahoe was acquired by Pan American Silver Corp for US$1.07 billion in February 2019. Prior to his 8-year tenure at Tahoe, Mr. Clayton was senior vice president for operations and general manager of several underground mines for Hecla Mining Company. Mr. Clayton earned a Bachelor of Science degree in mining engineering from the Colorado School of Mines and is a graduate of the Tuck School of Business Executive Program at Dartmouth College.

Irina Plavutska has been with the Company since 2010 and was appointed Chief Financial Officer in April 2011. Ms. Plavutska is a professional accountant with over 20 years of international experience in financial reporting, auditing, and accounting. Ms. Plavutska is a member of Chartered Professional Accountants Canada.

Ronald Espell was appointed Vice President, Environment and Sustainability in October 2018. Mr. Espell is a highly regarded specialist in U.S. federal and Nevada state mine permitting, with over 30 years of experience in corporate environmental management, permitting in conformance with applicable regulatory and performance standards, mine waste management, reclamation, and closure planning. Prior to joining the Company, Mr. Espell was the corporate environmental director of McEwen Mining Inc. Within 18 months from the time he joined McEwen Mining, Mr. Espell led his team to successfully obtain the Gold Bar project’s environmental impact statement (EIS) approval from the BLM in November 2017. Prior to his time with McEwen Mining, Mr. Espell was a principal consultant at SRK Consulting and Vice-President of Environment for the Gibellini Project’s prior operator, where he led efforts in the preparation of Gibellini’s baseline studies and plan of operation. Mr. Espell’s wealth of experience includes being an environmental management specialist at the Nevada Division of Environmental Protection, as well as working for 17 years in positions of increasing responsibility at Barrick Gold Corp., from being Environmental Superintendent, Environmental Manager of Barrick Goldstrike, Regional Environmental Director — Australia Pacific, and Corporate Environmental Director.

Danniel Oosterman was appointed Vice-President, Exploration in February 2018. Mr. Oosterman worked for 20 years in the mining and exploration business specializing in exploration and development of projects from grass roots, brown field, to feasibility stage. Mr. Oosterman’s background includes occupying both technical and executive roles, with an early career joining exploration efforts for mining companies such as Falconbridge Ltd. and Inco Limited before transitioning to the junior mining sector to manage many technical projects across Canada before advancing to President and CEO of Canstar Resources Inc., a TSX Venture Exchange-listed company. He holds a B.Sc. (Hons) degree in Geology from Laurentian University and is a member of the Association of Professional Geoscientists of Ontario. Mr. Oosterman is closely involved in development of the Company’s Gibellini Project and exploration of its Bolivian project. Mr. Oosterman is a “qualified person” within the meaning of NI 43–101.

Joaquin Merino-Marquez was appointed Vice-President, South American Operations in November 2019. Based in Bolivia, Mr. Merino-Marquez is a professional geologist with 27 years of experience in the mining industry. Mr. Merino-Marquez is currently the President and a Director of Emerita Resources Corp. (Formerly “Emerita Gold Corp.”) since January 11, 2013. Prior industry affiliations include roles as vice-president of exploration for Primero Mining Corp. and vice-president of exploration for Apogee Minerals Ltd. Prior to Apogee, Mr. Merino-Marquez was the exploration manager for Placer Dome at the Porgera mine and a mine geologist at Hecla Mining’s La Camorra mine. Mr. Merino-Marquez is a native Spanish speaker and fluent in English. He holds a Master of Science from Queens University and a Bachelor of Science in geology from University of Seville (Spain). He is a member of the Association of Professional Geoscientists of Ontario. From 2006 to 2010, Mr. Merino-Marquez lived in Bolivia and led Apogee’s 85,000-metre drill campaign at Pulacayo and Paca silver projects. The drill campaign was a success and defined over 90 million ounces of silver resources according to independent, third party estimates (which are now considered historic in nature and should not be relied up on as they are no longer National Instrument 43-101 compliant).

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

Set out below are particulars of compensation paid to the following persons (the “Named Executive Officers” or “NEOs”) for the fiscal year ended December 31, 2019:

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

The Company has no pension, defined contribution, or deferred compensation plans for its directors, executive officers or employees.

				Non-equity incentive plan compensation ($)
Name and Position	Salary(1) ($)	Share based awards(2) ($)	Option-based awards (3) ($)	Annual incentive plans	Long-term incentive plans	All other compensation ($)	Total compensation ($)
John Lee (1)(2) Executive Chairman & Director	Nil	320,000	21,908(6)	Nil	Nil	377,370	719,278
Michael Doolin (1)(2)(4) CEO, COO & Director	298,469	265,000	74,387(7)	Nil	Nil	10,672	648,528
Irina Plavutska (2) CFO	143,152	40,000	7,303(8)	Nil	Nil	6,370	196,825
Ronald Espell (2) VP, Environment and Sustainability	331,674	60,000	7,303(9)	Nil	Nil	29,548	428,525
Michael Drozd (5) Former VP, Operations	322,942	Nil	3,188(10)	Nil	Nil	41,038	367,168

Notes:

(1)
John Lee and Michael Doolin (“Mr. Doolin”) do not receive compensation for acting as a Director of the Company.
(2)
After the year end, the Company issued bonus common shares with a fair value of $0.40 per Share to executive officers under the Share- Based Compensation Plan.
(3)
The stock options issued, included and described under these Option-based awards were granted to executive officers under the Share- Based Compensation Plan. Stock options granted on July 29, 2019 to John Lee, Irina Plavutska and Ronald Espell were not valued at December 31, 2019 due to the following: further to the voluntary forfeiture of share options with expire dates on April 7, 202, June 22, 2020, and November 14, 2023, at exercise prices ranging from $0.50 to $0.65, the Company granted 794, 000 new stock options with an expire date of July 29, 2024 at an exercise price of $0.20 per share. As at December 31, 2019, the re-issuing of these options had been approved by the TSX, but they had not been approved by the shareholders; consequently, these options were no valued.
(4)
Mr. Doolin was appointed Chief Executive Officer and Chief Operating Officer on April 1, 2019. The Company issued 500,000 sign-on bonus Shares with a fair value of $0.23 per share to Mr. Doolin.
(5)
Michael Drozd was appointed Vice-President, Operations on August 16, 2018, and ceased to be Vice–President, Operations effective November 7, 2019.
(6)
300,000 stock options exercisable at $0.44 and expiring on November 1, 2024.
(7)
The equivalent of 500,000 and 300,000 stock options, exercisable at the equivalent of $0.21 and $0.44, respectively, and expiring on April 1, 2024 and November 1, 2024, respectively.
(8)
100,000 stock options exercisable at $0.44 and expiring on November 1, 2024.
(9)
100,000 stock options exercisable at $0.44 and expiring on November 1, 2024.
(10)
100,000 stock options exercisable at $0.20 and expiring on July 29, 2024.

Directors

Independent directors are paid varying amounts depending on the degree to which they are active on behalf of the Company. See the table below for amounts paid or accrued in fiscal year 2019.

The compensation provided to directors who were not an executive officer for the Company’s most recently completed financial year of December 31, 2019, are as follows:

Name	Fees Earned ($)	Share-Based Awards ($)4)	Option-Based Awards ($) (5)	Non-equity Incentive Plan Compensation (4)	Pension Value (4)	All other Compensation ($)	Total ($)
Greg Hall	21,400	6,000	5,842(6)	Nil	Nil	Nil	33,242
Masa Igata	19,600	6,000	5,842(7)	Nil	Nil	Nil	31,442
Marc Leduc (1)	4,962	6,000	13,401(8)	Nil	Nil	20,443	38,806
Ronald Clayton (2)	2,600	6,000	14,606(9)	Nil	Nil	Nil	23,206
Louis Dionne (3)	3,600	Nil	Nil	Nil	Nil	Nil	3,600

Notes:

(1)
Marc Leduc was appointed as a Director of the Company on July 22, 2019.
(2)
Ronald Clayton was appointed as a Director of the Company on November 4, 2019.
(3)
Louis Dionne ceased to be a Director on February 28, 2019.
(4)
After the year end, the Company issued bonus Shares with a fair value of $0.40 per Share to directors under the Share-Based Compensation Plan.
(5)
The stock options issued, included and described under these Option-based awards were granted to executive officers under the Share-Based Compensation Plan. Stock options granted on July 29, 2019 to Messrs. Greg Hall and Masa Igata were not valued at December 31, 2019, due to the following: further to the voluntary forfeiture of share options with expire dates on April 7, 2020, June 22, 2020, and November 14, 2023, at exercise prices ranging from $0.50 to $0.65, the Company granted 794, 000 new stock options with an expire date of July 29, 2024, at an exercise price of $0.20 per share. As at December 31, 2019, the re-issuing of these options had been approved by the TSX, but they had not been approved by the shareholders; consequently, these options were not valued.
(6)
80,000 stock options exercisable at $0.44 and expiring on November 1, 2024.
(7)
80,000 stock options exercisable at $0.20 and expiring on November 1, 2024.
(8)
The equivalent of 150,000 and 80,000 stock options, exercisable at the equivalent of $0.20 and $0.44, respectively, and expiring on July 29, 2024 and November 1, 2024, respectively.
(9)
200,000 stock options exercisable at $0.44 and expiring on November 1, 2024.

Description of Compensation Plan

We have adopted the Share-Based Compensation Plan. The purpose of the Share-Based Compensation Plan is to allow us to grant options, bonus shares and stock appreciation rights (the “Awards”) to directors, officers, employees and consultants, as additional compensation, and as an opportunity to participate in our success. The granting of Awards is intended to align the interests of such persons with that of our shareholders.

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

Pursuant to the Share-Based Compensation Plan, the CGCC may from time to time authorize the issuance of Awards to directors, officers, employees and consultants of the Company or employees of companies providing management or consulting services to the Company. The maximum number of common shares which may be reserved for issuance under the Share-Based Compensation Plan is 14,374,419, which was approved at the Company’s AGM held September 12, 2019.

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

John Lee, our Executive Chairman, will hold his office for an indefinite period until the termination of our consulting agreement dated February 20, 2018 with his wholly-owned company, Linx. Our consulting agreement with Linx may be terminated without cause by either party upon 90 days’ written notice, or immediately by us for cause.

Michael Doolin, our Chief Executive Officer and Chief Operating Officer, will hold his respective offices for an indefinite period until the termination of our employment agreement dated March 5, 2019. Our employment agreement with Mr. Doolin may be terminated by us without cause upon the amount of written notice required by the British Columbia Employment Standards Act based on each employee’s respective length of service, or immediately for cause. Mr. Doolin may terminate his employment with us upon thirty (30) days’ written notice.

Irina Plavutska, our Chief Financial Officer, will hold her respective offices for an indefinite period until the termination of our employment agreement dated February 1, 2018. Our employment agreement with Ms. Plavutska may be terminated by us without cause upon the amount of written notice required by the British Columbia Employment Standards Act based on each employee’s respective length of service, or immediately for cause. Ms. Plavutska may terminate her employment with us upon two weeks’ written notice.

Ronald Espell, our Vice-President, Environment and Sustainability, will hold his office for an indefinite period until the termination of our subsidiary Nevada Vanadium’s employment agreement with him dated October 23, 2018. Nevada Vanadium’s employment agreement with Mr. Espell may be terminated by Nevada Vanadium without cause upon 30 days’ written notice and payment of a severance amount equal to 6 months’ salary during the first three years that Mr. Espell is employed, or one month’s salary for each full year that Mr. Espell is employed after three years, by Nevada Vanadium, or immediately for cause. Mr. Espell may terminate his employment with Nevada Vanadium upon 30 days’ written notice.

Danniel Oosterman, our Vice-President, Exploration, will hold his office for an indefinite period on a month-to-month basis until the termination of our consulting agreement dated February 12, 2018. Our consulting agreement with Mr. Oosterman may be terminated by us or by Mr. Oosterman upon thirty days’ written notice.

Joaquin Merino-Marquez, our Vice-President, South American Operation, will hold his office for an indefinite period on a month-to-month basis until the termination of our consulting agreement dated November 1, 2019. Our consulting agreement with Mr. Merino-Marquez may be terminated by us or by Mr. Merino-Marquez upon sixty days’ written notice.

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

John Lee, Executive Chairman

On January 1, 2010, the Company entered into a consulting agreement with a holding company solely owned by Mr. Lee, at an annual fee of $16,000 (as amended). On November 6, 2012 this agreement was terminated and on November 7, 2012 a new consulting agreement was entered into (which we refer to as the “Mau Agreement”). On April 7, 2015, the Mau Agreement was terminated, and the Company entered into an agreement with Linx that subsequently, on October 9, 2018, was replaced with another agreement with Linx (which we refer to as the “New Link Agreement”) for an indefinite term. The New Linx Agreement provides for: (1) consulting fees, with up to $36,600 per year annual increases during fiscal years 2020 to 2022, at the discretion of the Board of Directors; (2) bonus, based on pre-determined criteria; (3) up to 3,000,000 common shares upon meeting certain milestone targets described in the New Linx Agreement; (4) stock options; (5) health and dental benefits; and (6) vacation pay. The New Linx Agreement may be terminated by the Company for any reason other than for cause upon 90 days’ written notice with the Company having the option of paying the consulting fees due under the New Linx Agreement for that 90-day period in lieu thereof. In such case, provided the Company successfully raises through one or more equity financing(s) undertaken after the commencement of the New Linx Agreement: (a) total gross aggregate proceeds of less than $25,000,000, the Company will pay a termination payment of $1,000,000; or (b) total gross aggregate proceeds of more than $25,000,000, the Company will pay a termination payment of $1,600,000. The New Linx Agreement with the Company also provides that in the event the New Linx Agreement is terminated as a result of, or within six months following, a significant change in the affairs of the Company such as a take-over bid, change of control of the Board, the sale, exchange or other disposition of a majority of the outstanding common shares, the merger or amalgamation or other corporate restructuring of the Company in a transaction or series of transactions in which the Company’s shareholders receive less than 51% of outstanding common shares of the new or continuing company (we refer to such significant change as a “Change of Control”), Mr. Lee shall receive from the Company within 30 days, a payment equivalent to two years’ worth of his regular annual consulting fees (currently $336,000). In the event Mr. Lee’s consulting agreement is terminated as a result of a Change in Control, all of his rights to any stock options he holds shall be governed by the provisions of his stock option agreements with the Company.

Michael Doolin, Chief Executive Office and Chief Operating Officer

Mr. Doolin entered into an employment agreement with the Company on March 5, 2019 and a Change of Control agreement dated March 5, 2019. The employment agreement had an effective date of April 1, 2019 and is for an indefinite term and provides for: (1) salary; (2) bonus, at the discretion of the Company; (3) stock options; (4) employee benefits; and (5) vacation pay. In the event Mr. Doolin’s employment agreement is terminated as a result of a Change in Control, all of his rights to any stock options he holds shall be governed by the provisions of his stock option agreements with the Company. Mr. Doolin’s Change of Control agreement provides that in the event his employment is terminated as a result of, or within six months following, a Change in Control, Mr. Doolin shall receive from the Company within 30 days, a payment equal to two years of his regular annual salary.

Irina Plavutska, Chief Financial Officer

Ms. Plavutska entered into her latest employment agreement with the Company effective February 1, 2018, as amended January 31, 2019. The employment agreement is for an indefinite term and provides for: (1) salary; (2) bonus, at the discretion of the Company; (3) stock options; (4) employee benefits; and (5) vacation pay. Her employment agreement with the Company also provides that in the event her employment is terminated as a result of, or within six months following, a Change in Control, Ms. Plavutska shall receive from the Company within 30 days, a payment equal to two years of her regular annual salary (currently $132,000). In the event Ms. Plavutska’s employment agreement is terminated as a result of a Change in Control, all of her rights to any stock options she holds shall be governed by the provisions of her stock option agreements with the Company.

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

Audit Committee

We have an Audit Committee comprised of directors Greg Hall (Chair), Masa Igata and Marc Leduc. All members of the Audit Committee are financially literate within the meaning of National Instrument 52-110 Audit Committees. Messrs. Hall, Igata and Leduc are not independent under the criteria established by SEC Rule 10A-3. The relevant education and experience of each member of the Audit Committee is described under “Item 6.A. Directors, Senior Management and Employees - Directors and Senior Management” above. The terms of reference of the Audit Committee are given in the charter of the Audit Committee, which is available on the Company’s website.

Corporate Governance and Compensation Committee

The Board has a CGCC (as previously defined) whose functions include reviewing, on an annual basis, the compensation paid to the Company’s executive officers and directors, reviewing the performance of the Company’s executive officers, and making recommendations on compensation to the Board. The CGCC periodically considers the grant of incentive Awards under the Share-Based Compensation Plan. The CGCC currently consists of Greg Hall (Chairman), Masa Igata and Marc Leduc. All members have direct experience relevant to their responsibilities on the CGCC. The Board has not made a determination on whether Messrs. Hall, Igata and Leduc meet the independence requirements for members of the compensation committee established under NYSE American Company Guide Section 805(c)(1).

D.
Employees

As of December 31, 2019, we had three employees in Canada, ten employees in Mongolia, and four non-independent consultants working in Bolivia, Canada and the United States.

As of December 31, 2018, we had four employees in Canada, seven employees in Mongolia, and four non-independent consultants working in Bolivia, Canada and the United States.

As of December 31, 2017, we had three employees in Canada, fourteen employees in Mongolia, and seven non-independent consultants working in Bolivia, Canada and the United States.

We rely on and engage consultants on a contract basis to assist us to carry on our administrative and exploration activities.

E.
Share Ownership

The following table sets forth certain information as of March 30, 2020 regarding the beneficial ownership of our common shares by the executive officers and directors named herein. The percentage of common shares beneficially owned is computed on the basis of 122,900,508 common shares outstanding as of March 30, 2020.

Name and Title	Common Shares Held	Percentage of Common Shares as at March 30, 2020	Stock Options Granted	Exercise Price of Stock Options ($)	Date of Expiration (Stock Options)
John Lee, Executive Chairman	9,733,211(1)	7.9%	500,000	0.20	2-Jun-21
			300,000	0.49	12-Jan-22
			550,000	0.33	12-Jun-22
			680,000	0.35	1-Sep-22
			400,000	0.28	6-Apr-23
			350,000	0.33	17-Oct-23
			700,000	0.20	29-Jul-24
			300,000	0.44	1-Nov-24
Michael Doolin, Interim CEO & COO	1,525,000	1%	500,000	0.21	1-Apr-24
			300,000	0.44	1-Nov-24
Greg Hall, Director	238,092	*	120,000	0.20	2-Jun-21
			50,000	0.49	12-Jan-22
			50,000	0.33	12-Jun-22
			50,000	0.35	1-Sep-22
			40,000	0.28	6-Apr-23
			50,000	0.33	17-Oct-23
			120,000	0.20	29-Jul-24
			80,000	0.44	1-Nov-24
Marc Leduc, Director	23,585	*	150,000	0.20	29-Jul-24
			80,000	0.44	1-Nov-24
Masa Igata, Director	1,138,928(2)	1%	120,000	0.20	2-Jun-21
			70,000	0.49	12-Jan-22
			50,000	0.33	12-Jun-22
			50,000	0.35	1-Sep-22
			40,000	0.28	6-Apr-23
			50,000	0.33	17-Oct-23
			100,000	0.20	29-Jul-24
			80,000	0.44	1-Nov-24
Ronald Clayton, Director	15,000	*	200,000	0.44	1-Nov-24
Ronald Espell, Vice-President, Environment and Sustainability	150,000	*	200,000	0.20	29-Jul-24
			100,000	0.44	1-Nov-24
Danniel Oosterman , Vice-President, Exploration	100,000	*	200,000	0.31	20-Feb-23
			20,000	0.28	6-Apr-23
			50,000	0.33	17-Oct-23
			100,000	0.20	29-Jul-24
			100,000	0.44	1-Nov-24
Joaquin Merino-Marquez, Vice-President, South American Operations	10,000	*	200,000	0.44	1-Nov-24
Irina Plavutska, Chief Financial Officer	100,000	*	70,000	0.49	12-Jan-22
			100,000	0.35	1-Sep-22
			37,500	0.28	6-Apr-23
			50,000	0.33	17-Oct-23
			100,000	0.20	29-Jul-24
			100,000	0.44	1-Nov-24
Louis Dionne, (Former) Director (3)	0		0	N/A	N/A
Michael Drozd, (Former) VP, Operations (4)	0		0	N/A	N/A
TOTAL	12,749,506	10.37%	7,557,500

Notes:

(*)
Indicates less than 1%.

(1)
The equivalent of 10,448,901 a total of 284,310 common shares are held by Merit Holdings Ltd., a private company wholly owned and controlled by Mr. Lee.
(2)
The Common Shares and Stock Option grants are held by Sophir Asia Limited, a private company wholly owned and controlled by Mr. Igata.
(3)
Louis Dionne ceased to be a Director on February 28, 2019.
(4)
Michael Drozd was appointed Vice-President, Operations on August 16, 2018 and ceased to be Vice -President of the Company effective November 7, 2019.

See “Description of Compensation Plan” for more details.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.
Major Shareholders

There are no entities who, to our knowledge, own beneficially, directly or indirectly, more than 5% of any class of our voting securities (other than as set forth in the directors’ and officers’ table).

John Lee’s share ownership was reduced from 14.2% on March 29, 2019 to 7.9%, on March 18, 2020.

Voting Rights

The Company’s major shareholders do not have different voting rights from our other shareholders.

Record Holders

As at March 27, 2020, there were 261 holders of record of our common shares, of which 77 were U.S. residents owning 2,234,727 (1.81%) of our outstanding common shares outstanding at that time.

Control

The Company is a publicly owned Canadian corporation, the shares of which are owned by Canadian residents, U.S. residents, and residents of other countries.

Change in Control

To the best of the Company’s knowledge, there are no arrangements the operation of which may result in a change in control of the Company.

B.
Related Party Transactions

The related party transactions of the Company since January 1, 2017 are presented below.

●
Linx Partners Ltd., a private company controlled by John Lee, our interim President, interim CEO and a director of the Company, has provided management and consulting services to the Company since April 7, 2015 (prior to that, from June 13, 2011, Mr. Lee’s management and consulting services were provided to the Company though Mau Capital Management LLC, another private company controlled by Mr. Lee).. During the year ended December 31, 2019, we paid $371,000 (2018 - $401,044; 2017 - $363,781) for management and consulting services rendered to the Company by Linx Partners Ltd. Linx Partners Ltd. provided a revolving credit facility for a maximum principal amount of $2.5 million, with a two-year term at a simple interest rate of 18% per annum. The Company fully paid the amount owing under the credit facility and subsequently terminated the same on November 28, 2017.

●
MaKevCo Consulting Inc., a private company 50% owned by Greg Hall, a director of the Company, provides consulting services to the Company. During the year ended December 31, 2019 we paid $21,400 (2018 - $21,200; 2017 - $23,600) for consulting services rendered to the Company by MaKevCo Consulting Inc.

Sophir Asia Ltd., a private company controlled by Masa Igata, a director of the Company, provides consulting services to the Company. During the year ended December 31, 2019, we paid $19,600 (2018 - $19,100; 2017 - $19,700) for consulting services rendered to the Company by Sophir Asia Ltd. A summary of related party transactions by related party and a summary of the transactions by nature among the related parties is as follows:

	Year Ended December 31, 2019	Year Ended December 31, 2018	Year Ended December 31, 2017
Directors and officers	$1,685,242	$1,265,152	$307,425
Linx Partners Ltd.	371,000	401,044	363,781
MaKevCo Consulting Inc.	21,400	21,200	23,600
Sophir Asia Ltd.	19,600	19,100	19,700
TOTAL	$2,097,242	$1,706,496	$714,506

	Year Ended December 31, 2019	Year Ended December 31, 2018	Year Ended December 31, 2017
Consulting and management fees	$218,500	$268,456	$247,525
Directors' fees	103,805	70,378	60,600
Mineral properties	1,171,585	631,610	201,875
Salaries	603,352	736,052	204,506
TOTAL	$2,097,242	$1,706,496	$714,506

As at December 31, 2019, amounts due to related parties were $30,533 (December 31, 2018 - $4,634, (December 31, 2017 – $160,503).

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

ASC Tax Claim

On January 2, 2015, the Company acquired ASC Holdings Limited and ASC Bolivia LDC (which together, hold ASC Bolivia LDC Sucursal Bolivia, which in turn, held Apogee Silver Ltd.’s (“Apogee”) joint venture interest in the Pulacayo Project) and Apogee Minerals Bolivia S.A. Pursuant to the terms of the Agreement, the Company agreed to assume all liabilities of these former Apogee subsidiaries, including legal and tax liabilities associated with the Pulacayo Project.  During Apogee’s financial year ended June 30, 2014, it received notice from the Servicio de Impuestos Nacionales, the national tax authority in Bolivia, that ASC Bolivia LDC Sucursal Bolivia, now the Company’s wholly-owned subsidiary, owed approximately Bs42,000,000 in taxes, interest and penalties relating to a historical tax liability in an amount originally assessed at approximately $7,600,000 in 2004, prior to Apogee acquiring the subsidiary in 2011.

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

On November 18, 2019 the Company received Resolution No. 195/2018 issued by the Supreme Court of Bolivia which declared the tax claim brought by Bolivia’s General Revenue Authority against the Company’s Bolivian subsidiary as not proven.

The Resolution is final and binding. Hence neither the Company nor the Company’s Bolivian subsidiaries owe any outstanding back taxes to the Bolivian General Revenue Authority.

During the year ended December 31, 2019, the Company and legal counsel reassessed the status of tax rulings and determined that the probability of a re-issuance of a tax claim against the Company in connection with the above was remote. As a result, the Company has written off the tax liability and recorded a debt settlement gain in the amount of $7,952,700 on its consolidated statements of operations and comprehensive loss.

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

In June 2019, the Company received a positive resolution issued from the Capital City Tax Tribunal, which is binding and final, affirmed Red Hill’s outstanding VAT credit of 1.169 billion MNT resulted from past mining equipment purchases. The VAT credit can be used to offset taxes and royalty payments; or be refunded in cash by Mongolia’s Ministry of Finance within 12 to 24 months processing time. Due to the credit risk associated with the VAT credit, the Company has provided a full valuation provision against the balance.

Dividend Policy

To date, we have not paid any dividends on our outstanding common shares and it is not contemplated that we will pay any dividends in the immediate or foreseeable future. It is our intention to use all available cash flow to finance further operations and exploration of our resource properties. Holders of our common shares will be entitled to receive dividends, if, as and when declared by the Board out of profits, capital or otherwise.

There are no restrictions that could prevent us from paying dividends on our common shares except that we may not pay dividends if that payment would render us insolvent.

B.
Significant Changes

Not applicable.

None.

ITEM 9. THE OFFER AND LISTING

A.
Offer and Listing Details

The Company’s common shares trades on the TSX under the symbol “ELEF”, the OTCQX under the symbol “SILEF” and the Frankfurt Stock Exchange under the symbol “1P2N”.

B.
Plan of Distribution

Not applicable.

C.
Markets

Our common shares are listed for trading on the TSX, the OTCQX, and the Frankfurt Stock Exchange. Our common shares were voluntarily delisted from the OTCQX on January 29, 2016 and began trading again on the OTCQX on February 27, 2018. The following tables set forth the reported high and low prices on the TSX for the five most recent fiscal years.

YEAR	TSX (CDN$) HIGH	TSX (CDN$) LOW
December 31, 2019	0.49	0.15
December 31, 2018	4.35	0.105
December 31, 2017	6.19	2.78
December 31, 2016	4.61	0.015
December 31, 2015	0.075	0.02

D.
Selling Shareholders

Not applicable.

E.
Dilution

Not applicable.

F.
Expenses of the Issue

Not applicable.

ITEM 10.  ADDITIONAL INFORMATION

A.
Share Capital

Not Applicable.

B.
Memorandum and Articles of Association

Incorporation

We are amalgamated under the British Columbia Business Corporations Act (BCBCA). Our British Columbia incorporation number is BC0912924.

Objects and Purposes of Our Company

Our articles do not contain a description of our objects and purposes.

Voting on Proposals. Arrangements, Contracts or Compensation by Directors

Other than as disclosed below, our articles do not restrict directors' power to (a) vote on a proposal, arrangement or contract in which the directors are materially interested or (b) to vote compensation to themselves or any other members of their body in the absence of an independent quorum.

The BCBCA does, however, contain restrictions in this regard. The BCBCA provides that a director who holds a disclosable interest in a contract or transaction into which we have entered or proposes to enter is not entitled to vote on any directors' resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution. A director who holds a disclosable interest in a contract or transaction into which we have entered or proposes to enter and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting. A director or senior officer generally holds a disclosable interest in a contract or transaction if (a) the contract or transaction is material to our company; (b) we have entered, or proposed to enter, into the contract or transaction, and (c) either (i) the director or senior officer has a material interest in the contract or transaction or (ii) the director or senior officer is a director or senior officer of, or has a material interest in, a person who has a material interest in the contract or transaction. A director or senior officer does not hold a disclosable interest in a contract or transaction merely because the contract or transaction relates to the remuneration of the director or senior officer in that person's capacity as director, officer, employee or agent of our company or of an affiliate of our company.

Borrowing Powers of Directors

Our articles provide that we, if authorized by our directors, may:

●	borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate;
●
issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of our company or any other person and at such discounts or premiums and on such other terms as they consider appropriate;

●	guarantee the repayment of money by any other person or the performance of any obligation of any other person; and
●
mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of our company.

Qualifications of Directors

Under our articles, a director is not required to hold a share in the capital of the Company as qualification for his or her office but must be qualified as required by the BCBCA to become, act or continue to act as a director. Our articles contain no provisions regarding retirement or non-retirement of directors under an age limit requirement.

Share Rights

The holders of our common shares are entitled to vote at all meetings of shareholders of the Company, to receive dividends if, as and when declared by the Board and to participate ratably in any distribution of property or assets upon the liquidation, winding-up or other dissolution of the Company. Our common shares carry no pre-emptive rights, conversion or exchange rights, redemption, retraction, repurchase, sinking fund or purchase fund provisions. There are no provisions requiring the holders of our common shares to contribute additional capital and there are no restrictions on the issuance of additional securities by the Company. There are no restrictions on the repurchase or redemption of the Company’s common shares by the Company except to the extent that any such repurchase or redemption would render the Company insolvent pursuant to the BCBCA.

Procedures to Change the Rights of Shareholders

Our articles state that subject to Article 9.2 of the BCBCA, the Company may by ordinary resolution of its shareholders: (a) create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares; (b) increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established; (c) subdivide or consolidate all or any of its unissued, or fully paid issued shares; (d) if the Company is authorized to issue shares of a class of shares with par value: (i) decrease the par value of those shares, or (ii) if none of the shares of that class of shares are allotted or issued, increase the par value of those shares); (e) change all or any of its unissued or fully paid issued shares with par value into shares without par value or all or any of its unissued shares without par value into shares with par value; (f) alter the identifying name of any of its shares; or (g) otherwise alter its shares or authorized share structure when required or permitted to do so by the BCBCA.

Meetings

Each director holds office until our next annual general meeting or until his office is earlier vacated in accordance with our articles or with the provisions of the BCBCA. A director appointed or elected to fill a vacancy on our board also holds office until our next annual general meeting.

Our articles and the BCBCA provide that our annual meetings of shareholders must be held at least once in each calendar year and not more than 15 months after the last annual general meeting at such time and place as our Board may determine. Our directors may, at any time, call a meeting of our shareholders.

Under the BCBCA, the holders of not less than five percent of our issued shares that carry the right to vote at a meeting may requisition our directors to call a meeting of shareholders for the purposes of transacting any business that may be transacted at a general meeting.

Under our articles, the quorum for the transaction of business at a meeting of our shareholders is two persons who are, present in person or represent by proxy, shareholders holding, in the aggregate, at least five percent of the issued shares entitled to be voted at the meeting.

Our articles state that in addition to those persons who are entitled to vote at a meeting of our shareholders, the only other persons entitled to be present at the meeting are the directors, the president (if any), the secretary (if any), the assistant secretary (if any), the auditor for our company, and any other persons invited by our directors but if any of those persons does attend a meeting of shareholders, that person is not to be counted in the quorum and is not entitled to vote at the meeting unless that person is a shareholder or proxy holder entitled to vote at the meeting.

Limitations on Ownership of Securities

Neither Canadian law nor our articles limit the right of a non-resident to hold or vote common shares of the Company, other than as provided in the Investment Canada Act (the “Investment Act”), as amended by the World Trade Organization Agreement Implementation Act (the “WTOA Act”). The Investment Act generally prohibits implementation of a direct reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a “Canadian,” as defined in the Investment Act (a “non-Canadian”), unless, after review, the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in the common shares of the company by a non-Canadian (other than a “WTO Investor,” as defined below) would be reviewable under the Investment Act if it were an investment to acquire direct control of the company, and the value of the assets of the company were $5.0 million or more (provided that immediately prior to the implementation of the investment the Company was not controlled by WTO Investors). An investment in common shares of the Company by a WTO Investor (or by a non-Canadian other than a WTO Investor if, immediately prior to the implementation of the investment the Company was controlled by WTO Investors) would be reviewable under the Investment Act if it were an investment to acquire direct control of the company and the value of the assets of the Company equaled or exceeded an amount determined by the Minister of Finance (Canada) (the “Minister”) on an annual basis. The current threshold for review for WTO Investors or vendors (other than Canadians) is $1 billion. A non-Canadian, whether a WTO Investor or otherwise, would be deemed to acquire control of the company for purposes of the Investment Act if he or she acquired a majority of the common shares of the company. The acquisition of less than a majority, but at least one-third of the shares, would be presumed to be an acquisition of control of the company, unless it could be established that the company is not controlled in fact by the acquirer through the ownership of the shares. In general, an individual is a WTO Investor if he or she is a “national” of a country (other than Canada) that is a member of the World Trade Organization (“WTO Member”) or has a right of permanent residence in a WTO Member. A corporation or other entity will be a “WTO Investor” if it is a “WTO Investor-controlled entity,” pursuant to detailed rules set out in the Investment Act. The U.S. is a WTO Member. Certain transactions involving our common shares would be exempt from the Investment Act, including:

●	an acquisition of the shares if the acquisition were made in the ordinary course of that person’s business as a trader or dealer in securities;
●
an acquisition of control of the Company in connection with the realization of a security interest granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Act; and

●
an acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization, following which the ultimate direct or indirect control in fact of the Company, through the ownership of voting interests, remains unchanged.

Change in Control

There are no provisions in our articles or in the BCBCA that would have the effect of delaying, deferring or preventing a change in control of our company, and that would operate only with respect to a merger, acquisition or corporate restructuring involving our Company or our subsidiaries.

Ownership Threshold

Our articles or the BCBCA do not contain any provisions governing the ownership threshold above which shareholder ownership must be disclosed. Securities legislation in Canada, however, requires that we disclose in our information circular for our annual general meeting, holders who beneficially own more than 10% of our issued and outstanding shares. Most state corporation statutes do not contain provisions governing the threshold above which shareholder ownership must be disclosed. Upon the effectiveness of this Registration Statement, we expect that the United States federal securities laws will require us to disclose, in our annual report on Form 20-F, holders who own 5% or more of our issued and outstanding shares.

C.
Material Contracts

●
the Amendment to the Mineral Lease Agreement dated April 19, 2018 between the Company and Janelle Dietrich, concerning the lease by the Company of those mining claims which constitute the Gibellini group of claims; and

●
the Pulacayo Mining Production Contract dated September 30, 2019, between the Company and the Corporación Minera de Bolivia, a branch of the Bolivian Mining Ministry.

D.
Exchange Controls

There are no governmental laws, decrees, regulations or other legislation, including foreign exchange controls, in Canada which may affect the export or import of capital or that may affect the remittance of dividends, interest or other payments to non-resident holders of the Company’s securities. Any remittances of dividends to United States residents, however, are subject to a withholding tax pursuant to the Income Tax Act (Canada) and the Canada-U.S. Income Tax Convention (1980) (the “Convention”), each as amended. Remittances of interest to U.S. residents entitled to the benefits of such Convention are generally not subject to withholding taxes except in limited circumstances involving participating interest payments. Certain other types of remittances, such as royalties paid to U.S. residents, may be subject to a withholding tax depending on all of the circumstances.

E.
Taxation

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of common shares.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of common shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including, without limitation, specific tax consequences to a U.S. Holder under an applicable income tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences to U.S. Holders of the acquisition, ownership, and disposition of common shares. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each prospective U.S. Holder should consult its own tax advisors regarding the U.S. federal, U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of common shares.

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

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a “functional currency” other than the U.S. dollar; (e) own common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) acquire common shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold common shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are subject to special tax accounting rules with respect to common shares; (i) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of the outstanding shares of the Company; (j) are partnerships or other pass-through entities; (k) U.S. expatriates or former long-term residents of the U.S.; (l) are persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Income Tax Act (Canada) (the “Tax Act”); (m) are persons that use or hold, will use or hold, or that are or will be deemed to use or hold common shares in connection with carrying on a business in Canada; (n) are persons whose common shares constitute “taxable Canadian property” under the Tax Act; or (o) are persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal, U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of common shares.

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

Passive Foreign Investment Company Rules

PFIC Status of the Company

If the Company were to constitute a “passive foreign investment company” under the meaning of Section 1297 of the Code (a “PFIC”, as defined below) for any year during a U.S. Holder’s holding period, then certain potentially adverse rules may affect the U.S. federal income tax consequences to a U.S. Holder as a result of the acquisition, ownership and disposition of common shares. The Company believes that it was classified as a PFIC during the tax year ended December 31, 2019, and based on current business plans and financial expectations, the Company expects that it will be a PFIC for the current tax year and may be a PFIC in future tax years. No opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or is currently planned to be requested. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or any subsidiary of the Company) concerning its PFIC status. Each U.S. Holder should consult its own tax advisors regarding the PFIC status of the Company and each subsidiary of the Company. In any year in which the Company is classified as a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621 annually.

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

QEF Election

A U.S. Holder that makes a timely and effective QEF Election for the first tax year in which the holding period of its common shares begins generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to its common shares. A U.S. Holder that makes a timely and effective QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the net capital gain of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) the ordinary earnings of the Company, which will be taxed as ordinary income to such U.S. Holder. Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short- term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company. However, for any tax year in which the Company is a PFIC and has no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

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

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the common shares, as of the close of such tax year over (b) such U.S. Holder’s adjusted tax basis in such common shares. A U.S. Holder that makes a Mark- to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder’s adjusted tax basis in the common shares, over (b) the fair market value of such common shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in the common shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of common shares, a U.S. Holder that makes a Mark-to- Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years). Losses that exceed this limitation are subject to the rules generally applicable to losses provided in the Code and Treasury Regulations.

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

Sale or Other Taxable Disposition of Common Shares

Upon the sale or other taxable disposition of common shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the U.S. dollar value of cash received plus the fair market value of any property received and such U.S. Holder’s tax basis in such common shares sold or otherwise disposed of. A U.S. Holder’s tax basis in common shares generally will be such holder’s U.S. dollar cost for such common shares. Gain or loss recognized on such sale or other disposition generally will be long- term capital gain or loss if, at the time of the sale or other disposition, the common shares have been held for more than one year.

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

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the common shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income that is subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year. The foreign tax credit rules are complex and involve the application of rules that depend on a U.S. Holder’s particular circumstances. Each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

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

F.
Dividends and Paying Agents

Not Applicable.

G.
Statement by Experts

Not Applicable.

H.
Documents on Display

We are subject to the informational requirements of the Exchange Act and file reports and other information with the SEC. You may read and copy any of our reports and other information we file with the SEC and obtain copies upon payment of any prescribed fees from the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. In addition, the SEC maintains a website that contains reports and other information regarding registrants that file electronically with the SEC at http://www.sec.gov. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

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

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company’s cash and cash equivalents primarily include highly liquid investments that earn interest at market rates that are fixed to maturity. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have significant impact on the fair values of the financial instruments as of December 31, 2019. The Company manages interest rate risk by maintaining an investment policy that focuses primarily on preservation of capital and liquidity.

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

Based on the above, net exposures as at December 31, 2019, with other variables unchanged, a 10% (December 31, 2018 – 10%, December 31, 2017 – 10%) strengthening (weakening) of the Canadian dollar against the Mongolian tugrik would impact net loss with other variables unchanged by $144,000. A 10% strengthening (weakening) of the Canadian dollar against the Bolivian boliviano would impact net loss with other variables unchanged by $70,000. A 10% strengthening (weakening) of the US dollar against the Canadian dollar would impact net loss with other variables unchanged by $60,000. The Company currently does not use any foreign exchange contracts to hedge this currency risk.

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

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.  CONTROLS AND PROCEDURES

A.
Disclosure Controls and Procedures

An evaluation was performed under the supervision and with the participation of the Company’s Audit Committee and management, including the Company’s CEO and the Company’s CFO, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures pursuant to Rules 13a-15(b) and 15d-15(b) of the U.S. Exchange Act as of December 31, 2019. Based on their evaluation, the Company’s CEO and CFO have concluded that the disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the U.S. Exchange Act is, (a) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (b) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

B.
Management’s Annual Report on Internal Control Over Financial Reporting

The Company’s management, including the Company’s CEO and CFO, is responsible for establishing and maintaining adequate internal control over the Company’s internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the U.S. Exchange Act. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes policies and procedures that: pertain to the maintenance of records that, in reasonable detail accurately and fairly reflect the transactions and disposition of assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of the consolidated financial statements in accordance with IFRS and that receipts and expenditures are being made only in accordance with authorization of management and directors of the Company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the consolidated financial statements.

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

The Company’s management (with the participation of the CEO and the CFO) conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2019. This evaluation was based on the criteria set forth in the 2013 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its assessment, management has concluded that the Company’s internal control over financial reporting was effective during the year ended December 31, 2019, and management’s assessment did not identify any material weaknesses.

C.
Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm due to: (1) the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, which permits the Company as a “non-accelerated filer” to provide only management’s report on internal control over financial reporting in this Annual Report and omit an attestation report of the issuer’s registered public accounting firm regarding management’s report on internal control over financial reporting; and (2) our qualifying as an "emerging growth company" under section 3(a) of the Exchange Act (as amended by the JOBS Act, enacted on April 5, 2012), providing us an exemption from the attestation requirement

D.
Changes in Internal Control Over Financial Reporting

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

Shareholders may request a copy of the Code of Ethics by written request directed to Silver Elephant Mining Corp., Suite 1610, 409 Granville Street, Vancouver, British Columbia, Canada V6C 1T2 or by reference to the Company’s website www.silverelef.com.

There have been no waivers or amendments to the Code of Ethics during the year ended December 31, 2019.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table shows the aggregate amounts billed to the Company by Davidson & Company LLP and its affiliates, Chartered Accountants, the Company’s principal auditors for the three fiscal years ended December 31, 2019 for audit fees, audit related fees, tax fees and all other fees:

	Year Ended December 31, 2019 (4)	Year Ended December 31, 2018	Year Ended December 31, 2017
Audit Fees (1)	$100,000	$100,000	$100,000
Audit-Related Fees (2)	-	52,340	52,340
Tax Fees (3)	20,000	13,000	13,000
All Other Fees	-	-	-
TOTAL	$120,000	$165,340	$165,340

Notes:

(1)
“Audit Fees” represent fees for the audit of the annual consolidated financial statements, and review in connection with the statutory and regulatory filings.
(2)
“Audit Related Fees” represent fees for assurance and related services that are related to the performance of the audit.
(3)
“Tax Fees” represent fees for tax compliance, tax advice and planning.
(4)
Fees for the year ended December 31, 2019, are based, in part, upon estimates received by the Company as final invoices are yet to be rendered as of the date of this Annual Report.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.  CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

Not applicable.

ITEM 16H. MINE SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities with respect to mining operations and properties in the United States that are subject to regulation by the Federal Mine Safety and Health Administration (the “MSHA”) under the Federal Mine Safety and Health Act of 1977 (the “Mine Act”). During the year ended December 31, 2019, the Company had no operating mines in the United States that were subject to regulation by the MSHA under the Mine Act.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

Document

Audited Financial Statements of the Company for the years ended December 31, 2019 and 2018.

ITEM 19.  EXHIBITS

Exhibit Number	Description
1.1*
Articles of Incorporation (incorporated by reference from our Registration Statement on Form 20-F filed with the SEC on June 27, 2018 (SEC File No.: 377- 02144) and Amendment to Articles dated March 16, 2020 under (SEC File No. 000-55985- Film No. 20718657))

2.1	Description of Registered Securities
4.1*
Debt Settlement Agreement dated January 13, 2017 among Silver Elephant Mining Corp., Linx and John Lee (incorporated by reference from our Registration Statement on Form 20- F filed with the SEC on June 27, 2018 (SEC File No.: 377-02144))

4.2*
Mineral Lease Agreement dated June 22, 2017 between Silver Elephant Mining Corp. and Janelle Dietrich (incorporated by reference from our Registration Statement on Form 20-F filed with the SEC on June 27, 2018 (SEC File No.: 377-02144))

4.3*
Mineral Lease Agreement dated July 10, 2017 among Silver Elephant Mining Corp., Richard A. McKay, Nancy M. Minoletti and Pamela S. Scutt (incorporated by reference from our Registration Statement on Form 20-F filed with the SEC on June 27, 2018 (SEC File No.: 377-02144))

4.4*
Share Purchase Agreement dated February 7, 2018 among Silver Elephant Mining Corp., Medalist Capital Ltd. and 631208 B.C. Ltd. (incorporated by reference from our Registration Statement on Form 20-F filed with the SEC on June 27, 2018 (SEC File No.: 377-02144))

4.5*
Amendment to the Mineral Lease Agreement dated April 19, 2018 between Silver Elephant Mining Corp. and Janelle Dietrich (incorporated by reference from our Annual Report on Form 20-F filed with the SEC on March 29, 2019 (SEC File No.: 000-55985))

4.6*	Share-Based Compensation Plan (incorporated by reference from our Registration Statement on Form 20-F filed with the SEC on June 27, 2018 (SEC File No.: 377-02144))
4.7*	English Summary of Pulacayo Joint Venture Agreement (incorporated by reference from our Annual Report on Form 20-F filed with the SEC on March 29, 2019 (SEC File No.: 000-55985))
8.1	List of Subsidiaries
12.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12. 2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS	XBRL Instance Document
101. SCH	XBRL Taxonomy Extension Schema Document
101.CAL
XBRL Taxonomy Extension Calculation Linkbase Document 101.DEF XBRL Taxonomy Extension Definition Linkbase Document 101.LAB XBRL Taxonomy Extension Label Linkbase Document 101.PRE XBRL Taxonomy Extension Presentation Linkbase Document

* Incorporated by reference from the Company’s SEC filings.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

SILVER ELEPHANT MINING CORP.

Date: March 30 , 2020	By:	/s/ Michael Doolin
Michael Doolin
Chief Executive Officer and Chief Operating officer

SILVER ELEPHANT MINING CORP.

(Formerly Prophecy Development Corp.)

Annual Consolidated Financial Statements
For the years ended December 31, 2019, 2018 and 2017
(Expressed in Canadian Dollars)

TABLE OF CONTENTS

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING		3
Report of Independent Registered Public Accounting Firm		4
Consolidated Statements of Financial Position		6
Consolidated Statements of Operations and Comprehensive Gain (Loss)		7
Consolidated Statements of Changes in Equity		8
Consolidated Statements of Cash Flows		9

1	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS	10
2	BASIS OF PRESENTATION	10
3	BASIS OF CONSOLIDATION	11
4	CHANGES IN ACCOUNTING POLICIES	11
5	SIGNIFICANT JUDGMENTS, ESTIMATES AND ASSUMPTIONS	12
6	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES	15
7	SEGMENTED INFORMATION	20
8	CASH AND CASH EQUIVALENTS	20
9	RECEIVABLES	21
10	PREPAID EXPENSES	21
11	MARKETABLE SECURITIES	21
12	RIGHT-OF-USE ASSET	22
13	EQUIPMENT	22
14	MINERAL PROPERTIES	24
15	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES	28
16	LEASE LIABILITY	29
17	PROVISION FOR CLOSURE AND RECLAMATION	29
18	TAX PROVISION	30
19	SHARE CAPITAL	31
20	CAPITAL RISK MANAGEMENT	38
21	FAIR VALUE MEASUREMENTS AND FINANCIAL INSTRUMENTS	38
22	FINANCIAL RISK MANAGEMENT DISCLOSURES	39
23	RELATED PARTY DISCLOSURES	40
24	KEY MANAGEMENT PERSONNEL COMPENSATION	41
25	SUPPLEMENTAL CASH FLOW INFORMATION	42
26	COMMITMENTS	42
27	CONTINGENCIES	42
28	EVENTS AFTER THE REPORTING DATE	43

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The annual audited consolidated financial statements (the “Annual Financial Statements”), the notes thereto, and other financial information contained in the accompanying Management’s Discussion and Analysis (“MD&A”) have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and are the responsibility of the management of Silver Elephant Mining Corp. The financial information presented elsewhere in the MD&A is consistent with the data that is contained in the Annual Financial Statements. The Annual Financial Statements, where necessary, include amounts which are based on the best estimates and judgment of management.

In order to discharge management’s responsibility for the integrity of the Annual Financial Statements, the Company maintains a system of internal accounting controls. These controls are designed to provide reasonable assurance that the Company’s assets are safeguarded, transactions are executed and recorded in accordance with management’s authorization, proper records are maintained, and relevant and reliable financial information is produced. These controls include maintaining quality standards in hiring and training of employees, policies and procedures manuals, a corporate code of conduct and ethics and ensuring that there is proper accountability for performance within appropriate and well-defined areas of responsibility. The system of internal controls is further supported by a compliance function, which is designed to ensure that we and our employees comply with securities legislation and conflict of interest rules.

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

“Michael Doolin”	“Irina Plavutska”
Michael Doolin, Chief Executive Officer	Irina Plavutska, Chief Financial Officer
Vancouver, British Columbia

March 30, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of
Silver Elephant Mining Corp. (formerly Prophecy Development Corp.)

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Silver Elephant Mining Corp. (formerly Prophecy Development Corp.) (the “Company”), as of December 31, 2019, 2018 and 2017 and the related consolidated statements of operations and comprehensive gain (loss), changes in equity (deficiency), and cash flows for the years ended December 31, 2019, 2018, and 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Silver Elephant Mining Corp. (formerly Prophecy Development Corp.) as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the years ended December 31, 2019, 2018, and 2017 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

March 30, 2020

SILVER ELEPHANT MINING CORP.
(formerly Prophecy Development Corp.)
Consolidated Statements of Financial Position
(Expressed in Canadian Dollars)

As at		December 31,	December 31,	December 31,
	Notes	2019	2018	2017
Assets
Current assets
Cash and cash equivalents	8	$3,017,704	$5,304,097	$4,100,608
Receivables	9	246,671	36,399	34,653
Prepaid expenses	10	135,767	123,272	140,610
Marketable securities	11	-	-	205,600
		3,400,142	5,463,768	4,481,471
Non-current assets
Restricted cash equivalents	8	34,500	34,500	34,500
Reclamation deposits		21,055	21,055	21,055
Right-of-use asset	12	50,023	-	-
Equipment	13	159,484	101,162	531,911
Mineral properties	14	23,782,884	3,643,720	13,299,906
		$27,448,088	$9,264,205	$18,368,843
Liabilities and Equity (Deficiency)
Current liabilities
Accounts payable and accrued liabilities	15	$2,420,392	$1,636,786	$1,895,983
Lease liability	16	32,285	-	-
		2,452,677	1,636,786	1,895,983
Non-current liabilities
Lease liability	16	20,533	-	-
Provision for closure and reclamation	17	266,790	265,239	244,323
Tax provision	18	-	8,121,918	7,541,016
		2,740,000	10,023,943	9,681,322
Equity (Deficiency)
Share capital	19	181,129,012	173,819,546	165,862,805
Reserves		24,058,336	23,413,830	22,621,202
Accumulated other comprehensive income		-	-	12,160
Deficit		(180,479,260)	(197,993,114)	(179,808,646)
		24,708,088	(759,738)	8,687,521
		$27,448,088	$9,264,205	$18,368,843

Approved on behalf of the Board:
"John Lee"	"Greg Hall"
John Lee, Director	Greg Hall, Director

Commitments (Note 26)
Contingencies (Note 27)
Events after the reporting date (Note 28)

The accompanying notes form an integral part of these consolidated financial statements.

SILVER ELEPHANT MINING CORP.
(formerly Prophecy Development Corp.)
Consolidated Statements of Operations and Comprehensive Gain (Loss)
(Expressed in Canadian Dollars)

		Years Ended December 31,
	Notes	2019	2018	2017
General and Administrative Expenses
Advertising and promotion		$794,182	$471,230	$101,512
Consulting and management fees	23	251,552	255,610	751,612
Depreciation and accretion		65,157	28,024	8,823
Director fees	23	103,805	70,378	60,600
Insurance		93,661	55,546	52,566
Office and administration		123,904	137,289	89,808
Professional fees		228,594	428,884	194,912
Salaries and benefits	23	760,182	827,168	260,710
Share-based payments	19	707,802	553,430	599,117
Stock exchange and shareholder services		139,908	239,319	163,229
Travel and accommodation		236,815	231,505	98,476
		(3,505,562)	(3,298,383)	(2,381,365)
Other Items
Costs in excess of recovered coal		(120,354)	(94,335)	(109,187)
Finance cost		-	-	(8,111)
Foreign exchange gain/(loss)		(443,203)	(412,663)	(188,464)
(Impairment)/recovery of mineral property	14	13,708,200	(13,994,970)	(14,829,267)
Impairment of prepaid expenses	10	(51,828)	(26,234)	(57,420)
Impairment of equipment	13	-	(425,925)	(159,666)
Impairment of receivables	9	(16,304)	(21,004)	(61,202)
Interest expense		-	-	(21,066)
Loss on sale of marketable securities		-	(91,890)	(22,810)
Loss on sale of equipment	13	(9,795)	-	(1,681)
(Loss)/gain on debt settlement	27, 23	7,952,700	50,000	(752,742)
Other income		-	130,936	-
		21,019,416	(14,886,085)	(16,211,616)
Net Gain/(Loss) for Year		17,513,854	(18,184,468)	(18,592,981)
Fair value loss on marketable securities		-	(81,000)	12,160
Reclassification adjustment for realized loss
marketable securities		-	68,840	-
Comprehensive Gain/(Loss) for Year		$17,513,854	$(18,196,628)	$(18,580,821)
Gain/(Loss) Per Common Share, basic		$0.17	$(0.23)	$(0.33)
diluted		$0.17	$(0.23)	$(0.33)
Weighted Average Number of Common Shares Outstanding,
basic		102,208,111	78,445,396	55,760,700
diluted		102,398,145	78,443,396	55,760,700

The accompanying notes form an integral part of these consolidated financial statements.

SILVER ELEPHANT MINING CORP.
(formerly Prophecy Development Corp.)
Consolidated Statements of Changes in Equity (Deficiency)
(Expressed in Canadian Dollars)

	Number of Shares	Share Capital	Reserves	Accumulated OtherComprehensive Income (Loss)	Deficit	Total Equity(Deficiency)
Balance, December 31, 2016	48,076,530	$156,529,025	$21,482,133	$-	$(161,215,665)	$16,795,493
Private placements, net of share issue costs	20,775,060	6,527,619	337,190	-	-	6,864,809
Shares issued on acquisition of property	200,000	96,200	-	-	-	96,200
Debt Settlements	4,019,130	2,039,269	-	-	-	2,039,269
Share bonus to personnel	390,000	190,320	-	-	-	190,320
Share compensation for services	984,200	344,470	-	-	-	344,470
Exercise of stock options	126,870	65,252	(14,567)	-	-	50,685
Exercise of warrants	150,000	70,650	(10,650)	-	-	60,000
Share-based payments	-	-	827,096	-	-	827,096
Loss for the year	-	-	-	-	(18,592,981)	(18,592,981)
Unrealized gain on marketable securities	-	-	-	12,160	-	12,160
Balance, December 31, 2017	74,721,790	$165,862,805	$22,621,202	$12,160	$(179,808,646)	$8,687,521
Private placements, net of share issue costs	16,061,417	6,096,621	-	-	-	6,096,621
Warrants issued for mineral property	-	-	181,944	-	-	181,944
Exercise of stock options	87,500	39,500	(15,350)	-	-	24,150
Exercise of warrants	3,445,420	1,470,620	(132,453)	-	-	1,338,167
Bonus shares	1,000,000	350,000	-	-	-	350,000
Share-based payments	-	-	758,487	-	-	758,487
Loss for the year	-	-	-	-	(18,184,468)	(18,184,468)
Unrealized loss on marketable securities	-	-	-	(12,160)	-	(12,160)
Balance, December 31, 2018	95,316,127	$173,819,546	$23,413,830	$-	$(197,993,114)	$(759,738)
Private placements, net of share issue costs	22,750,000	6,117,991	-	-	-	6,117,991
Finders shares	1,179,500	366,800	-	-	-	366,800
Debt Settlements	104,951	43,030	-	-	-	43,030
Exercise of stock options	622,500	328,095	(153,845)	-	-	174,250
Exercise of warrants	651,430	279,050	(28,478)	-	-	250,572
Bonus shares	500,000	115,000	-	-	-	115,000
Share compensation for services	175,000	59,500	-	-	-	59,500
Share-based payments	-	-	826,829	-	-	826,829
Gain for the year	-	-	-	-	17,513,854	17,513,854
Balance, December 31, 2019	121,299,508	$181,129,012	$24,058,336	$-	$(180,479,260)	$24,708,088

The accompanying notes form an integral part of these consolidated financial statements.

SILVER ELEPHANT MINING CORP.
(formerly Prophecy Development Corp.)
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

Years Ended December 31,
	2019	2018	2017

Operating Activities
Net gain/(loss) for period	$17,513,854	$(18,184,468)	$(18,592,981)
Adjustments to reconcile net loss to net cash flows:
Depreciation and accretion	65,157	28,024	8,823
Share-based payments	707,802	553,430	599,117
Finance cost	-	-	8,111
Interest costs	-	-	21,066
Unrealized foreign exchange (gain)/loss	(169,218)	580,902	480,325
Share compensation for services	356,003	350,000	344,470
Impairment/(recovery) of mineral property	(13,708,200)	13,994,970	14,829,267
Impairment of prepaid expenses	51,828	26,234	57,420
Impairment of equipment	-	425,925	159,666
Impairment of receivables	16,304	21,004	61,202
Loss/(gain) on sale of marketable securities	-	91,890	22,810
Loss on sale of equipment	9,795	-	1,681
Debt settlement gain	(7,952,700)	-	752,742
	(3,109,375)	(2,112,089)	(1,246,281)
Working capital adjustments
Receivables	(196,079)	(22,750)	(4,290)
Prepaid expenses and reclamation deposits	(29,323)	(8,896)	2,496
Accounts payable and accrued liabilities	659,264	(482,952)	540,844
	433,862	(514,598)	539,050
Cash Used in Operating Activities	(2,675,513)	(2,626,687)	(707,231)

Investing Activities
Purchase of GIC	-	-	(34,500)
Net (purchases)/proceeds from marketable securities	-	101,550	(40,250)
Purchase of property and equipment	(113,564)	(120,416)	(515,609)
Mineral property acquisition and expenditures	(6,123,401)	(3,609,896)	(1,398,207)
Cash Used in Investing Activities	(6,236,965)	(3,628,762)	(1,988,566)

Financing Activities
Funds borrowed under credit facility	-	-	163,405
Credit facilities paid	-	-	(343,076)
Interest paid	-	-	(21,066)
Lease payments	(36,528)	-	-
Proceeds from share issuance, net of share issue costs	6,237,791	6,096,621	6,864,809
Proceeds from exercise of optons	174,250	24,150	50,685
Proceeds from exercise of warrants	250,572	1,338,167	60,000
Cash Provided by Financing Activities	6,626,085	7,458,938	6,774,757
Net Decrease in Cash and Cash equivalents	(2,286,393)	1,203,489	4,078,960
Cash and cash equivalents- beginning of year	5,304,097	4,100,608	21,648
Cash and cash equivalents - end of year	$3,017,704	$5,304,097	$4,100,608
Supplemental cash flow information (Note 25)

The accompanying notes form an integral part of these consolidated financial statements.

      SILVER ELEPHANT MINING CORP.
      (formerly Prophecy Development Corp.)
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2019, 2018 and 2017
(Expressed in Canadian Dollars)

1.
DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Silver Elephant Mining Corp. (formerly Prophecy Development Corp.) (the “Company”) is incorporated under the laws of the province of British Columbia, Canada. The Company’s common shares (the “Shares”) are listed for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “ELEF”, the OTCQX® Best Market under the symbol “SILEF”, and the Frankfurt Stock Exchange under the symbol “1P2N”.

The Company is an exploration stage company. The Company holds a mining joint venture interest in the Pulacayo Paca silver-lead-zinc property located in Bolivia. The Company also has a 100% interest in two vanadium projects in North America including the Gibellini vanadium project which is comprised of the Gibellini and Louie Hill vanadium deposits and associated claims located in the State of Nevada, USA and the Titan vanadium-titanium-iron property located in the Province of Ontario, Canada. The Company also has a 100% interest in the Ulaan Ovoo coal property located in Selenge province, Mongolia and a 100% interest in the Chandgana Tal coal property and Khavtgai Uul coal property located in Khentii province, Mongolia.

The Company maintains its registered and records office at Suite 1610 – 409 Granville Street, Vancouver, British Columbia, Canada, V6C 1T2.

These consolidated audited annual financial statements have been prepared under the assumption that the Company is a going concern, which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. The Company has a deficit of $180 million.

The business of mineral exploration involves a high degree of risk and there can be no assurance that the Company’s current operations, including exploration programs, will result in profitable mining operations. The recoverability of the carrying value of mineral properties, and property and equipment interests and the Company’s continued on going existence is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations, the ability of the Company to raise additional sources of funding, and/or, alternatively, upon the Company’s ability to dispose of some or all of its interests on an advantageous basis. Additionally, the current capital markets and general economic conditions are significant obstacles to raising the required funds. These conditions may cast significant doubt upon the Company’s ability to continue as a going concern.

In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period. Management is aware, in making its assessment, of uncertainties related to events or conditions that may cast significant doubt upon the entity’s ability to continue as a going concern that these uncertainties are material and, therefore, that it may be unable to realize its assets and discharge its liabilities in the normal course of business. Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore to realize its assets and discharge its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying financial statements. These adjustments could be material.

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

      SILVER ELEPHANT MINING CORP.
      (formerly Prophecy Development Corp.)
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2019, 2018 and 2017
(Expressed in Canadian Dollars)

2.
BASIS OF PRESENTATION (cont’d…)

The accounting policies set out in Note 6 have been applied consistently by the Company and its subsidiaries to all periods presented. Certain prior year amounts have been reclassified to conform to the current year presentation.

The Annual Consolidated Financial Statements were reviewed by the Audit Committee and approved and authorized for issue by the Board of Directors on March 24, 2019.

3.
BASIS OF CONSOLIDATION

The Annual Financial Statements comprise the financial statements of the Company and its wholly owned and partially owned subsidiaries as at December 31, 2019. Subsidiaries are consolidated from the date of acquisition, being the date on which the Company obtains control, and continue to be consolidated until the date when such control ceases. Effects of transactions between related companies are eliminated on consolidation. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company. Accounting policies of the subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company.

The Company’s significant subsidiaries at December 31, 2019 are presented in the following table:

4.
CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2019, the Company, for the first time, has applied IFRS 16 Leases (as issued by the IASB in January 2016) effective January 1, 2019, using the modified retrospective approach. The modified retrospective approach does not require restatement of prior period financial information and continues to be reported under IAS 17, Leases and IFRIC 4, Determining Whether an Arrangement Contains a Lease. IFRS 16 introduces new or amended requirements with respect to lease accounting. It introduces changes to the lessee accounting by removing the distinction between operating and finance leases and requiring the recognition of a right-of-use asset and a lease liability at the lease commencement for all leases, except for short-term leases and leases of low value assets. In contrast to lessee accounting, the requirements for lessor accounting have remained largely unchanged.

The Company’s leases consist of corporate office lease arrangements. The Company, on adoption of IFRS 16, recognized lease liabilities in relation to office leases which had previously been classified as operating leases under the principles of IAS 17. In relation, under the principles of the new standard these leases are measured as lease liabilities at the present value of the remaining lease payments, discounted using the Company’s incremental borrowing rate as at January 1, 2019. The associated right-of-use asset has been measured at the amount equal to the lease liability on January 1, 2019. The right-of-use asset is subsequently depreciated from the commencement date to the earlier of the end of the lease term, or the end of the useful life of the asset (refer to Note 12 and Note 16).

Furthermore, the right-of-use asset may be reduced due to impairment losses.

      SILVER ELEPHANT MINING CORP.
      (formerly Prophecy Development Corp.)
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2019, 2018 and 2017
(Expressed in Canadian Dollars)

4.
CHANGES IN ACCOUNTING POLICIES (cont’d…)

The following table reconciles the Company’s operating lease commitments at December 31, 2018, as previously disclosed in the Company’s Annual Financial Statements, to the lease liability recognized on adoption of IFRS 16 at January 1, 2019:

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

(b)
Economic recoverability and probability of future economic benefits of exploration, evaluation and development costs

Management has determined that exploratory drilling, evaluation, development and related costs incurred which have been capitalized are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geologic and metallurgic information, history of conversion of mineral deposits to proven and probable reserves, scoping, prefeasibility and feasibility studies, assessable facilities, existing permits and life of mine plans.

Management has determined that during the year ended December 31, 2019, none of the Company’s silver and vanadium projects have reached technical feasibility and commercial viability and therefore remain within Mineral Properties on the Statement of Financial Position.
(c) Impairment (recovery) assessment of deferred exploration interests

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

      SILVER ELEPHANT MINING CORP.
      (formerly Prophecy Development Corp.)
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2019, 2018 and 2017
(Expressed in Canadian Dollars)

5.
SIGNIFICANT JUDGMENTS, ESTIMATES AND ASSUMPTIONS (cont’d…)

5.1
Significant Judgments (cont’d…)

During the year ended December 31, 2018, the Company wrote-off $13,994,970 of capitalized mineral property costs. During the year ended December 31, 2019, the Company reversed $13,708,200 of impairment. (Note 14).

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

      SILVER ELEPHANT MINING CORP.
      (formerly Prophecy Development Corp.)
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2019, 2018 and 2017
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

Management has made significant assumptions about the recoverability of receivables and prepaid expense amounts. During the year ended December 31,2019 the Company wrote-off $16,304 (2018 - $21,004;2017-$61,202) of trade receivables which are no longer expected to be recovered and $51,828 (2018 - $26,234;2017 - $57,420) of prepaid expenses for which not future benefit is expected to be received.

(e)
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

(f)
Share-based payments

Management uses valuation techniques in measuring the fair value of share purchase options granted. The fair value is determined using the Black Scholes option pricing model which requires management to make certain estimates, judgement, and assumptions in relation to the expected life of the share purchase options and share purchase warrants, expected volatility, expected risk-free rate, and expected forfeiture rate. Changes to these assumptions could have a material impact on the Annual Financial Statements.

(f)
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

(g)
Fair value measurement

The Company measures financial instruments at fair value at each reporting date. The fair values of financial instruments measured at amortized cost are disclosed in Note 21. Also, from time to time, the fair values of non-financial assets and liabilities are required to be determined, e.g., when the entity acquires a business, completes

      SILVER ELEPHANT MINING CORP.
      (formerly Prophecy Development Corp.)
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2019, 2018 and 2017
(Expressed in Canadian Dollars)

5.
SIGNIFICANT JUDGMENTS, ESTIMATES AND ASSUMPTIONS (cont’d...)

5.2
Estimates and Assumptions (cont’d...)

(g)
Fair value measurement (cont’d…)

an asset acquisition or where an entity measures the recoverable amount of an asset or cash-generating unit at fair value less costs of disposal. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

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

      SILVER ELEPHANT MINING CORP.
      (formerly Prophecy Development Corp.)
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2019, 2018 and 2017
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

The Company conducts its mineral exploration activities in compliance with applicable environmental protection legislation. Other than as disclosed in Note 17, the Company is not aware of any existing environmental issues related to any of its current or former properties that may result in material liability to the Company.

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

Depreciation of equipment is recorded on a declining-balance basis at the following annual rates:

Computer equipment	45%
Furniture and equipment	20%
Leasehold improvement	Straight line / 5 years
Mining equipment	20%
Vehicles	30%
Right-of-use asset	Straight line / term of lease

When parts of major components of equipment have different useful lives, they are accounted for as a separate item of equipment.

      SILVER ELEPHANT MINING CORP.
      (formerly Prophecy Development Corp.)
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2019, 2018 and 2017
(Expressed in Canadian Dollars)

6.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

(c)
Equipment (cont’d…)

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

      SILVER ELEPHANT MINING CORP.
      (formerly Prophecy Development Corp.)
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2019, 2018 and 2017
(Expressed in Canadian Dollars)

6.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

(f)
Foreign currency translation

Transactions in currencies other than the functional currency are recorded at the prevailing exchange rates on the dates of the transactions. At each financial position reporting date, monetary assets and liabilities denominated in foreign currencies are translated at the prevailing exchange rates at the date of the consolidated statement of financial position. Non-monetary items measured in terms of historical cost in a foreign currency are not retranslated. Gains and losses arising from this translation are included in the determination of net gain or loss for the year.

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

(i)
Share-based payments

The Company has a share purchase option plan that is described in Note 19. The Company accounts for share-based payments using a fair value-based method with respect to all share-based payments to directors, officers, employees, and service providers. Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of the goods or services received or if such fair value is not reliably measurable, at the fair value of the equity instruments issued. The fair value is recognized as an expense or capitalized to mineral properties or property and equipment with a corresponding increase in option reserve. This includes a forfeiture estimate, which is revised for actual forfeitures in subsequent periods.

Where the terms and conditions of options are modified before they vest, the increase in the fair value of the options, measured immediately before and after the modification, is also charged to the consolidated statement of operations over the remaining vesting period.

Upon the exercise of the share purchase option, the consideration received, and the related amount transferred from option reserve are recorded as share capital.

(j)
Loss per share

Basic loss per share is calculated using the weighted average number of common shares outstanding during the period. The Company uses the treasury stock method to compute the dilutive effect of options and warrants. Under this method the dilutive effect on earnings per share is calculated presuming the exercise of outstanding options and warrants. It assumes that the proceeds of such exercise would be used to repurchase common shares at the average market price during the period. However, the calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive. During the year ended December 31, 2019, the weighted average number of diluted common shares outstanding includes 190,034 dilutive stock options.

      SILVER ELEPHANT MINING CORP.
      (formerly Prophecy Development Corp.)
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2019, 2018 and 2017
(Expressed in Canadian Dollars)

6.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

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

(l)
Provision for closure and reclamation

The Company assesses its equipment and mineral property rehabilitation provision at each reporting date. Changes to estimated future costs are recognized in the statement of financial position by either increasing or decreasing the rehabilitation liability and asset to which it relates if the initial estimate was originally recognized as part of an asset measured in accordance with IAS 16 Property, Plant and Equipment.

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

Impairment

The Company assesses on a forward-looking basis the expected credit losses ("ECL") associated with financial assets measured at amortized cost, contract assets and debt instruments carried at FVOCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk. Please refer to Note 21 for relevant fair value measurement disclosures.

      SILVER ELEPHANT MINING CORP.
      (formerly Prophecy Development Corp.)
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2019, 2018 and 2017
(Expressed in Canadian Dollars)

7.
SEGMENTED INFORMATION

The Company operates in one operating segment, being the acquisition, exploration and development of mineral properties. Geographic segmentation of the Company’s non-current assets is as follows:

	December 31, 2019
	Canada	USA	Mongolia	Bolivia	Total
Reclamation deposits	$-	$-	$21,055	$-	$21,055
Equipment	12,005	89,826	35,721	21,932	159,484
Mineral properties	-	8,600,658	-	15,182,226	23,782,884
	$12,005	$8,690,484	$56,776	$15,204,158	$23,963,423

	December 31, 2018
	Canada	USA	Mongolia	Bolivia	Total
Reclamation deposits	$-	$-	$21,055	$-	$21,055
Equipment	14,839	22,713	33,440	30,170	101,162
Mineral properties	-	3,643,720	-	-	3,643,720
	$14,839	$3,666,433	$54,495	$30,170	$3,765,937

	December 31, 2017
	Canada	USA	Mongolia	Bolivia	Total
Reclamation deposits	$-	$-	$21,055	$-	$21,055
Equipment	18,376	-	48,364	465,171	531,911
Mineral properties	-	490,356	-	12,809,550	13,299,906
	$18,376	$490,356	$69,419	$13,274,721	$13,852,872

8.
CASH AND CASH EQUIVALENTS

Cash and cash equivalents and restricted cash equivalents of the Company are comprised of bank balances and a guaranteed investment certificate which can be readily converted into cash without significant restrictions, changes in value or penalties.

	December 31, 2019	December 31, 2018	December 31, 2017
Cash	$3,017,704	$804,097	$4,100,608
Cash equivalents	-	4,500,000	-
Restricted cash equivalents	34,500	34,500	34,500
	$3,052,204	$5,338,597	$4,135,108

Cash Equivalents

Restricted Cash Equivalents

As at December 31, 2019, a guaranteed investment certificate of $34,500 (2018 - $34,500, 2017 – $34,500) has been pledged as collateral for the Company’s credit card.

      SILVER ELEPHANT MINING CORP.
      (formerly Prophecy Development Corp.)
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2019, 2018 and 2017
(Expressed in Canadian Dollars)

9.
RECEIVABLES

Trade receivables are non-interest-bearing and are generally on terms of 30 to 90 days.

	December 31, 2019	December 31, 2018	December 31, 2017
Input tax recoverable	$20,741	$36,399	$10,562
Trade receivable	195,433	-	24,091
Subscriptions receivable	30,497	-	-
	$246,671	$36,399	$34,653

During the year ended December 31, 2019, the Company wrote-off $16,304 (2018 - $21,004. 2017 - $61,202) of receivables which are no longer expected to be recovered.

10.
PREPAID EXPENSES

	December 31, 2019	December 31, 2018	December 31, 2017
General	$44,613	$47,215	$-
Insurance	59,815	57,883	41,029
Environmental and taxes	6,850	8,789	47,508
Rent	24,489	9,385	11,458
Market advisors	-	-	40,615
	$135,767	$123,272	$140,610

During the year ended December 31, 2019, the Company wrote-off $51,828 (2018 - $26,234, 2017 - $57,420) of prepaid expenses for which no future benefit is expected to be received.

11.
MARKETABLE SECURITIES

Marketable securities consist of investment in common shares of public companies and therefore have no fixed maturity date or coupon rate. The fair value of the listed marketable securities has been determined directly by reference to published price quotation in an active market.

As at and during the year ended December 31, 2019, the Company did not have marketable securities. During the year ended December 31, 2018, the Company sold all its marketable securities for proceeds of $162,490 and a realized loss of $91,890. Following the disposal of the shares, the Company reclassified the cumulative loss previously recognized in other comprehensive income of $68,840 to profit and loss on the sale of marketable securities.

The following table summarized information regarding the Company’s marketable securities as at December 31, 2017, 2018, and 2019:

Marketable securities	2019	2018	2017
Balance, beginning of period	$-	$205,600	$176,000
Additions	-	60,940	193,440
Disposals	-	(162,490)	(153,190)
Realized loss on disposal	-	(91,890)	(22,810)
Unrealized gain/(loss) on mark-to-market	-	(12,160)	12,160
Balance, end of period	$-	$-	$205,600

      SILVER ELEPHANT MINING CORP.
      (formerly Prophecy Development Corp.)
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2019, 2018 and 2017
(Expressed in Canadian Dollars)

12.
RIGHT-OF-USE ASSET

During the first-time application of IFRS 16 to the Company’s office lease, the recognition of a right of use asset was required and the leased asset was measured at the amount of the lease liability using the Company’s current incremental borrowing rate of 10%. The lease contains no extension or termination options. The following table presents the right-of-use-asset as at January 1, 2019 and December 31, 2019:

13.
EQUIPMENT

During the year ended December 31, 2018, the Company wrote-off $425,925 of mining equipment in Bolivia that was no longer in use. During the year ended December 31, 2017, the Company wrote-off $159,666 (2016 - $Nil) of equipment in Mongolia that was no longer in use.

On October 10, 2018, the Company signed a lease agreement (the “Lease”) with an arms-length private Mongolian company (the “Lessee”) whereby the Lessee plans to perform mining operations at The Company’s Ulaan Ovoo coal mine and will pay The Company USD2.00 (the “Production Royalty”) for every tonne of coal shipped from the Ulaan Ovoo site premises. The Lessee paid The Company USD100,000 in cash (recorded as other income on the consolidated statement of operations) as a non-refundable advance royalty payment and is preparing, at its own and sole expense, to restart and operate the Ulaan Ovoo mine with its own equipment, supplies, housing and crew.

The Lease is valid for 3 years with an annual advance royalty payment (“ARP”) for the first year of USD100,000 which was due and paid upon signing, and USD150,000 and USD200,000 due on the 1st and 2nd anniversary of the Lease, respectively. The ARP can be credited towards the USD2.00 per tonne Production Royalty payments to be made to The Company as the Lessee starts to sell Ulaan Ovoo coal. The 3-year Lease can be extended upon mutual agreement.

The impaired value of $Nil for deferred development costs at Ulaan Ovoo property at December 31, 2019 (2018, 2017 - $Nil) remains unchanged.

The following table summarized information regarding the Company’s equipment as at December 31, 2017, 2018, and 2019:

      SILVER ELEPHANT MINING CORP.
      (formerly Prophecy Development Corp.)
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2019, 2018 and 2017
(Expressed in Canadian Dollars)

13. EQUIPMENT (cont'd…)	Computer	Furniture &		Mining
	Equipment	Equipment	Vehicles	Equipment	Total
Cost
Balance, December 31, 2016	$100,221	$279,213	$453,854	$1,534,745	$2,368,033
Additions	(147)	(2,383)	-	-	(2,530)
Impairment charge	-	-	(281,162)	(219,916)	(501,078)
Balance, December 31, 2017	$100,074	$276,830	$172,692	$1,314,829	$1,864,425
Accumulated depreciation
Balance, December 31, 2016	$94,900	$181,639	$339,916	$833,971	$1,450,426
Depreciation for year	1,795	35,434	18,434	167,837	223,500
Impairment charge	-	-	(228,508)	(112,904)	(341,412)
Balance, December 31, 2017	$96,695	$217,073	$129,842	$888,904	$1,332,514
Carrying amount at December 31, 2017	$3,379	$59,757	$42,850	$425,925	$531,911
Cost
Balance, December 31, 2017	$100,074	$276,830	$172,692	$1,314,829	$1,864,425
Additions/Disposals	3,180	2,015	-	24,476	29,671
Impairment charge	-	-	-	(1,314,829)	(1,314,829)
Balance, December 31, 2018	$103,254	$278,845	$172,692	$24,476	$579,267
Accumulated depreciation
Balance, December 31, 2017	$96,695	$217,073	$129,842	$888,904	$1,332,514
Depreciation for year	1,316	16,351	13,337	3,491	34,495
Impairment charge	-	-	-	(888,904)	(888,904)
Balance, December 31, 2018	$98,011	$233,424	$143,179	$3,491	$478,105
Carrying amount at December 31, 2018	$5,243	$45,421	$29,513	$20,985	$101,162
Cost
Balance, December 31, 2018	$103,254	$278,845	$172,692	$24,476	$579,267
Additions	-	-	95,887	-	95,887
Disposals	-	-	(48,973)	-	(48,973)
Balance, December 31, 2019	$103,254	$278,845	$219,606	$24,476	$626,181
Accumulated depreciation
Balance, December 31, 2018	$98,011	$233,424	$143,179	$3,491	$478,105
Disposals	-	-	(39,178)	-	(39,178)
Depreciation for year	792	12,445	10,641	3,892	27,770
Balance, December 31, 2019	$98,803	$245,869	$114,642	$7,383	$466,697
Carrying amount at December 31, 2019	$4,451	$32,976	$104,964	$17,093	$159,484

      SILVER ELEPHANT MINING CORP.
      (formerly Prophecy Development Corp.)
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2019, 2018 and 2017
(Expressed in Canadian Dollars)

14. MINERAL PROPERTIES
	Gibellini	Chandgana Tal	Khavtgai Uul	Pulacayo Paca	Titan	Total
Balance, December 31, 2016	$-	$11,186,322	$3,232,443	$11,980,943	$-	$26,399,708
Additions:						-
Acquisition cost	$58,790	$-	$-	$-	$96,200	$154,990
Deferred exploration costs:						-
Licenses, tax, and permits	74,876	27,190	242,766	-		344,832
Geological and consulting	272,620	39,362	-	102,592		414,574
Personnel, camp and general	84,070	2,492	2,492	726,015		815,069
	431,566	69,044	245,258	828,607		1,574,475
Impairment	-	(11,255,366)	(3,477,701)	-	(96,200)	(14,829,267)
Balance, December 31, 2017	$490,356	$-	$-	$12,809,550	$-	$13,299,906
Additions:
Acquisition cost	$425,605	$-	$-	$-	$-	$425,605
Deferred exploration costs:
Licenses, tax, and permits	387,149	1,271	261,168	-	-	649,588
Geological and consulting	1,509,587	-	-	51,112	-	1,560,699
Personnel, camp and general	831,023	20,590	3,741	847,538	-	1,702,892
	2,727,759	21,861	264,909	898,650	-	3,913,179
Impairment	-	(21,861)	(264,909)	(13,708,200)	-	(13,994,970)
Balance, December 31, 2018	$3,643,720	$-	$-	$-	$-	$3,643,720
Additions:
Acquisition cost	$-	$-	$-	$-	$-	$-
Deferred exploration costs:
Licenses, tax, and permits	286,158	-	-	-	-	286,158
Geological and consulting	3,200,773	-	-	970,955	-	4,171,728
Personnel, camp and general	1,470,007	-	-	503,071	-	1,973,078
	4,956,938	-	-	1,474,026	-	6,430,964
Impairment Recovery	-	-	-	13,708,200	-	13,708,200
Balance, December 31, 2019	$8,600,658	$-	$-	$15,182,226	$-	$23,782,884

      SILVER ELEPHANT MINING CORP.
      (formerly Prophecy Development Corp.)
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2019, 2018 and 2017
(Expressed in Canadian Dollars)

14.
MINERAL PROPERTIES (cont’d...)

Gibellini Project, Nevada, United States

Gibellini Project

The Gibellini Project consists of a total of 354 unpatented lode mining claims that include: the Gibellini group of 40 claims, the VC Exploration group of 105 claims, and the Company group of 209 claims. All the claims are located in Eureka County, Nevada, USA.

Gibellini Group

The Gibellini group of claims was acquired on June 22, 2017, through lease from the claimant (the “Gibellini Lessor”) and includes an area of approximately 771 acres. Under the Gibellini Mineral Lease Agreement (the “Gibellini MLA”) the Company leased the Gibellini group of claims which originally constituted the Gibellini Project by among other things, agreeing to pay to the Gibellini Lessor, US$35,000 (paid), and annual advance royalty payments which will be tied, based on an agreed formula (not to exceed US$120,000 per year), to the average vanadium pentoxide price of the prior year. Upon commencement of production, The Company will maintain its acquisition through lease of the Gibellini group of claims by paying to the Gibellini Lessor, a 2.5% NSR until a total of US$3,000,000 is paid. Thereafter, the NSR will be reduced to 2% over the remaining life of the mine (and referred to thereafter, as “production royalty payments”). All advance royalty payments made, will be deducted as credits against future production royalty payments. The lease is for a term of 10 years, which can be extended for an additional 10 years at The Company’s option.

On April 23, 2018, the Company announced an amendment to the Gibellini MLA, whereby the Company has been granted the right to cause the Gibellini Lessor of the Gibellini mineral claims to transfer their title to the claims to The Company. With the amendment, the Company will have the option to, at any time during the term of the Gibellini MLA, require the Gibellini Lessor to transfer title over all of the leased, unpatented lode mining claims (excluding four claims which will be retained by the Gibellini Lessor (the “Transferred Claims”) to The Company in exchange for US$1,000,000, to be paid as an advance royalty payment (the “Transfer Payment”). A credit of US$99,027 in favour of The Company towards the Transfer Payment is already paid upon signing of the amendment, with the remaining US$900,973 portion of the Transfer Payment due and payable by The Company to the Gibellini Lessor upon completion of transfer of the Transferred Claims from the Gibellini Lessor to The Company. The advance royalty obligation and production royalty will not be affected, reduced or relieved by the transfer of title.

On June 22, 2019, the Company paid US$120,000 (2018 – US$101,943) of the annual royalty payment to the Gibellini Lessor.

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

Under the Louie Hill MLA, the Company is required to make payments as follows: cash payment of US$10,000 (paid), annual advance royalty payments which will be tied, based on an agreed formula (not to exceed US$28,000 per year), to the average vanadium pentoxide price for the prior year. Upon commencement of production, the Company will pay to the Former Louie Hill Lessors, a 2.5% NSR of which, 1.5% of the NSR may be purchased at any time by the Company for US$1,000,000, leaving the total NSR to be reduced to 1% over the remaining life of the mine (and referred to thereafter, as “production royalty payments”). All advance royalty payments made, will be

      SILVER ELEPHANT MINING CORP.
      (formerly Prophecy Development Corp.)
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2019, 2018 and 2017
(Expressed in Canadian Dollars)

14.
MINERAL PROPERTIES (cont’d...)

Gibellini Project, Nevada, United States (cont’d…)

deducted as credits against future production royalty payments. The lease will be for a term of 10 years, which can be extended for an additional 10 years at The Company’s option.
On October 22, 2018, the Company and Former Louie Hill Lessors entered into a royalty agreement (the “Royalty Agreement”) that terminated the Louie Hill MLA and provides for the Company to pay the following royalties to the Former Louie Hill Lessors  as an advance royalty: (i) US$75,000 upon the Company achieving Commercial Production (as defined in the Royalty Agreement) at its Gibellini Project; (ii) US$50,000 upon the Company selling, conveying, transferring or assigning all or any portion of certain claims defined in the Royalty Agreement to any third party and (iii) annually upon the anniversary date of July 10, 2018 and the like day thereafter during the term of the Royalty Agreement: (a) if the average vanadium pentoxide price per pound as quoted on www.metalbulletin.com (the “Metal Bulletin”) or another reliable and reputable industry source as agreed by the parties, remains below US$7.00/lb during the preceding 12 months, US$12,500; or (b) if the average vanadium pentoxide price per pound as quoted on Metal Bulletin or another reliable and reputable industry source as agreed by the parties, remains equal to or above US$7.00/lb during the preceding 12 months, US$2,000 x average vanadium pentoxide price per pound up to a maximum annual advance royalty payment of US$28,000. Further, the Company will pay to the Former Louie Hill Lessors a production royalty of 2.5% of the net smelter returns of vanadium produced from the royalty area and sold. The Company has an option to purchase 1.5% of the 2.5% of the production royalty from the Former Louie Hill Lessors for US$1,000,000.

On June 18, 2019, the Company paid US$28,000 (2018 – US$21,491) of the annual royalty payment to the Louie Hill Lessor.

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

The Company Group

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

      SILVER ELEPHANT MINING CORP.
      (formerly Prophecy Development Corp.)
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2019, 2018 and 2017
(Expressed in Canadian Dollars)

During the year ended December 31, 2018, the Company determined there were several indicators of potential impairment of the carrying value of the Pulacayo Paca property. The indicators of potential impairment were as follows:

14.
MINERAL PROPERTIES (cont’d...)

Pulacayo Paca Property, Bolivia (cont’d...)

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

During the year ended December 31, 2019, the Company assessed whether there was any indication that the previously recognized impairment loss in connection with the Pulacayo Paca property may no longer exist or may have decreased. The Company noted the following indications that the impairment may no longer exist:

●
The Company signed a mining production contract granting the Company the 100% exclusive right to develop and mine at the Pulacayo Paca property;
●
The Company renewed its exploration focus to develop the Pulacayo Paca property in the current year;
●
The Company re-initiated active exploration and drilling program on the property;
●
Completed a positive final settlement of Bolivian tax dispute (note 27).

As the Company identified indications that the impairment may no longer exist, the Company completed an assessment to determine the recoverable amount of the Pulacayo Paca property.

In order to estimate the fair-value of the property the Company engaged a third-party valuation consultant and also utilized level 3 inputs on the fair value hierarchy to estimate the recoverable amount based on the property’s fair value less costs of disposal determined with reference to dollars per unit of metal in-situ.

With reference to metal in-situ, the Company applied US$0.79 per ounce of silver resource to its 36.8 million ounces of silver resources and US$0.0136 per pound of zinc or lead in resource to its 303 million pounds of zinc and lead.

The Company also considered data derived from properties similar to the Pulacayo Paca Property. The data consisted of property transactions and market valuations of companies holding comparable properties, adjusted to reflect the possible impact of factors such as location, political jurisdiction, commodity, geology, mineralization, stage of exploration, resources, infrastructure and property size.

As the recoverable amount estimated with respect to the above was $31.4 million an impairment recovery of $13,708,200 was recorded during the year ended December 31, 2019.

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

      SILVER ELEPHANT MINING CORP.
      (formerly Prophecy Development Corp.)
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2019, 2018 and 2017
(Expressed in Canadian Dollars)

14.
MINERAL PROPERTIES (cont’d...)

Previously Impaired Properties (cont’d...)

Khavtgai Uul Property, Mongolia

In 2007, the Company acquired a 100% interest in the Chandgana Khavtgai property, a coal exploration property consisting of one license located in the northeast part of the Nyalga coal basin.

During the year ended December 31, 2017, the Company determined there were several indicators of potential impairment of the carrying value of the Chandgana Tal and Khavtgai Uul properties. As result, in accordance with IFRS 6, Exploration for and Evaluation of Mineral Resources and IAS 36, Impairment of Assets, at December 31, 2017, the Company assessed the recoverable amount of the Chandgana Properties deferred exploration costs and determined that its value in use is $nil. As at December 31, 2017, the recoverable amount of $nil resulted in an impairment charge of $14,733,067 against the value of the deferred exploration costs, which was reflected on the consolidated statement of operations. As at and for the year ended December 31, 2019 and 2018, there were no changes to the impairment assessment and accordingly all costs remain impaired.

Titan Property, Ontario, Canada

The Company has a 100% interest in the Titan property, a vanadium-titanium-iron project located in Ontario, Canada. In January 2010, the Company entered into an option agreement with Randsburg International Gold Corp.
(“Randsburg”) whereby The Company Resource Corp. had the right to acquire an 80% interest in the Titan property by paying Randsburg an aggregate of $500,000 (paid), and by incurring exploration expenditures of $200,000 by
December 31, 2010. Pursuant to the option agreement, Randsburg has the option to sell the remaining 20% interest in the Titan property to the Company for $150,000 cash or 400,000 Shares of the Company.

At December 31, 2014, due to market conditions, the Company impaired the value of the property to $nil. On February 10, 2017, the Company negotiated with Randsburg to acquire the remaining 20% title interest of Randsburg in the Titan project by issuing to Randsburg 20,000 Shares at a value of $4.81 per Share. As there were no benchmark or market changes from January 1, 2015 to December 31, 2019, the impaired value of $nil for Titan property remains unchanged.

Therefore, the Company recorded an impairment loss of $96,200 on the acquisition of the remaining title interest in Titan which was reflected on the consolidated statement of operations and comprehensive loss during the year ended December 31, 2017.

15.
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities of the Company consist of amounts outstanding for trade and other purchases relating to development and exploration, along with administrative activities. The usual credit period taken for trade purchases is between 30 to 90 days.

	December 31, 2019	December 31, 2018	December 31, 2017
Trade accounts payable	$2,420,392	$1,536,786	$1,644,995
Accrued liabilities	-	100,000	250,988
Lease liability	32,285	-	-
	$2,452,677	$1,636,786	$1,895,983

      SILVER ELEPHANT MINING CORP.
      (formerly Prophecy Development Corp.)
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2019, 2018 and 2017
(Expressed in Canadian Dollars)

16.
LEASE LIABILITY

As at December 31, 2019, the Company recorded $52,818 of lease liability. The incremental borrowing rate for lease liability initially recognized as of January 1, 2019 was 10%.

The Company does not face a significant liquidity risk with regard to its lease liability. Lease liability is monitored within the Company treasury function. The non-current lease liability matures in 2021.

17.
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

Management used a risk-free interest rate of 1.72% (2018 – 1.98%, 2017 – 2.23%) and a risk premium of 7% (2018 – 7%, 2017– 7%) in preparing the Company’s provision for closure and reclamation. Although the ultimate amount of reclamation costs to be incurred cannot be predicted with certainty, the total undiscounted amount of estimated cash flows required to settle the Company’s estimated obligations is $444,000 over the next 6 years. The cash expenditures are expected to occur over a period of time extending several years after the projected mine closure of the mineral properties.

	December 31, 2019	December 31, 2018	December 31, 2017
Balance, beginning of year	$265,239	$244,323	$242,374
Accretion	1,551	20,916	1,949
Balance, end of year	$266,790	$265,239	$244,323

 [remainder of this page has been intentionally left blank]

      SILVER ELEPHANT MINING CORP.
      (formerly Prophecy Development Corp.)
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2019, 2018 and 2017
(Expressed in Canadian Dollars)

18.
TAX PROVISION

The Company’s operations are, in part, subject to foreign tax laws where interpretations, regulations and legislation are complex and continually changing. As a result, there are usually some tax matters in question that may, upon resolution in the future, result in adjustments to the amount of deferred income tax assets and liabilities, and those adjustments may be material to the Company’s financial position and results of operations.

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:
	2019	2018	2017

Loss for the year	$17,513,854	$(18,184,468)	$(18,592,981)

Expected income tax (recovery)	$4,729,000	$(4,910,000)	$(4,834,000)
Change in statutory, foreign tax, foreign exchange rates and other	(529,000)	389,000	1,885,000
Permanent differences	(4,861,000)	3,833,000	450,000
Share issue cost	(103,000)	(151,000)	(25,000)
Adjustment to prior years provision versus statutory tax returns and expiry of non-capital losses	1,205,000	12,000	(118,000)
Change in unrecognized deductible temporary differences	(441,000)	827,000	2,642,000
Total income tax expense (recovery)	$-	$-	$-

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

The significant components of deductible and taxable temporary differences, unused tax losses and unused tax credits that have not been included on the consolidated statements of financial position are as follows:

[remainder of this page has been intentionally left blank]

      SILVER ELEPHANT MINING CORP.
      (formerly Prophecy Development Corp.)
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2019, 2018 and 2017
(Expressed in Canadian Dollars)

19.
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

(b)
Equity issuances

During the year ended December 31, 2019

Private Placements

On September 6, 2019, the Company closed its non-brokered private placement for $2,600,000 through the issuance of 13,000,0000 Shares at a price of $0.20 per Share. The Company paid $15,209 and issued 525,000 Shares as a finder’s fee valued at $105,000. $175,000 of the private placement was for prepaid consulting fees for the Company’s executive chairman, of which $35,000 is included in prepaid expenses as at December 31, 2019 and $41,503 for services. Included in accounts receivable as at December 31, 2019 is $30,497 of subscriptions receivable.

On October 18, 2019, the Company closed its non-brokered private placement for gross proceeds of $3,900,000 through the issuance of 9,750,000 Shares at a price of $0.40 per Share. Also, the Company issued 654,500 Shares as a finder’s fee valued at $261,800.

Debt Settlement

On October 9, 2019, the Company issued 104,951 Shares with a value of $43,030, to its directors to settle director fees debts owing to them.

Exercise of Stock Options and Warrants

During the year ended December 31, 2019, the Company issued 622,500 and 651,430 Shares on the exercise of stock options and warrants respectively for total proceeds of $424,822.

Share Bonus to Personnel

During the year ended December 31, 2019, the Company issued 500,000 sign-on bonus Shares with a fair value of $0.23 per Share to an officer valued at $115,000.

Share Compensation for Services

On September 26, 2019, the Company issued 175,000 Shares valued at $59,500 for consulting services.

During the year ended December 31, 2018

Private Placements

On August 14, 2018, the Company closed its non-brokered private placement for gross proceeds of $1,137,197 through the issuance of 4,061,417 units of The Company. Each unit is comprised of one Share and one Share purchase warrant. Each warrant entitles the holder to purchase one additional Share of the Company at an exercise price of $0.40 for a period of three years from the closing of the first tranche of the placement.

      SILVER ELEPHANT MINING CORP.
      (formerly Prophecy Development Corp.)
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2019, 2018 and 2017
(Expressed in Canadian Dollars)

19.
SHARE CAPITAL (cont’d…)

(b)
Equity issuances (cont’d…)

During the year ended December 31, 2018 (cont’d…)

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

      SILVER ELEPHANT MINING CORP.
      (formerly Prophecy Development Corp.)
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2019, 2018 and 2017
(Expressed in Canadian Dollars)

The total subscription proceeds of $3,651,800, which were raised from the sale of the Special Warrants under the placement, were held in an escrow account with the Company’s Transfer Agent pending shareholder approval for the issuance of the Units underlying the Special Warrants.  TSX and shareholder approval for the issuance of the
19.
SHARE CAPITAL (cont’d…)

(b)
Equity issuances (cont’d…)

During the year ended December 31, 2017 (cont’d…)

Private Placements (cont’d…)

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

Share Compensation for Services

On December 18, 2017, the Company issued 984,200 units with a fair value of $0.35 per unit, to Skanderbeg Capital Advisors Inc. (“Skanderbeg (the “Skanderbeg Units”). The Company entered into a consulting agreement with Skanderbeg to explore and evaluate strategic alternatives to maximize value for The Company’s non-core assets.

      SILVER ELEPHANT MINING CORP.
      (formerly Prophecy Development Corp.)
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2019, 2018 and 2017
(Expressed in Canadian Dollars)

19.
SHARE CAPITAL (cont’d…)

(b)
Equity issuances (cont’d…)

During the year ended December 31, 2017 (cont’d…)

Share Compensation for Services (cont’d…)

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

(c)
Share-based compensation plan

The Company has a 20% fixed equity-based compensation plan in place, as approved by the Company’s shareholders on June 2, 2016 (the “2016 Plan”), amended on June 13, 2017 and subsequently amended at the Company’s annual general meeting of shareholders held on September 12, 2019 (the “Amended 2016 Plan”). Under the Amended 2016 Plan the Company may grant stock options, bonus shares or stock appreciation rights to acquire the equivalent of a maximum of 14,372,419 of the Company’s Common Shares. All stock options and other share-based awards granted by the Company, or to be granted by the Company, since the implementation of the Amended 2016 Plan will be issued under, and governed by, the terms and conditions of the Amended 2016 Plan.  The stock option vesting terms are determined by the Board of Directors on the date of grant with a maximum term of 10 years.

During the year ended December 31, 2019, the Company granted 3,965,000 incentive stock options to its directors, officers, employees and consultants. The options are exercisable at an exercise prices ranging from $0.20 to $0.44 per Share and expiry dates ranging from April 1, 2024 to November 15, 2024 and vest at 12.5% per quarter for the first two years following the date of grant.

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

The following is a summary of the changes in the Company’s stock options from December 31, 2016 to December 31, 2019:

[remainder of this page has been intentionally left blank]

      SILVER ELEPHANT MINING CORP.
      (formerly Prophecy Development Corp.)
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2019, 2018 and 2017
(Expressed in Canadian Dollars)

19.
SHARE CAPITAL (cont’d…)

(c)
Share-based compensation plan (cont’d…)

	Number of Options	Weighted Average Exercise Price
Outstanding, December 31, 2016	4,608,140	$0.64
Granted	4,080,000	$0.38
Expired	(312,930)	$2.08
Exercised	(126,870)	$0.40
Outstanding, December 31, 2017	8,248,340	$0.46
Granted	4,040,000	$0.31
Expired	(349,720)	$1.21
Cancelled	(1,815,120)	$0.45
Forfeited	(445,000)	$1.04
Exercised	(87,500)	$0.28
Outstanding, December 31, 2018	9,591,000	$0.34
Granted	3,965,000	$0.31
Expired	(315,000)	$0.65
Cancelled	(2,247,000)	$0.32
Forfeited	(794,000)	$0.54
Exercised	(622,500)	$0.28
Outstanding, September 30, 2019	9,577,500	$0.31

As of December 31, 2019, the following the Company stock options were outstanding:

Exercise	Expiry	Options Outstanding		Exercisable	Unvested
Price	Date	December 31	December 31,	December 31	December 31
		2019	2018	2019	2019
$0.33	November 15, 2024	100,000	-	12,500	87,500
$0.44	November 1, 2024	1,610,000	-	201,250	1,408,750
$0.20	July 29, 2024	1,565,000	-	391,250	1,173,750
$0.21	April 1, 2024	500,000	-	187,500	312,500
$0.65	November 14, 2023	-	200,000	-	-
$0.33	October 17, 2023	705,000	940,000	352,500	352,500
$0.26	October 10, 2023	-	550,000	-	-
$0.22	July 23, 2023	400,000	400,000	250,000	150,000
$0.31	May 1, 2023	150,000	200,000	112,500	37,500
$0.28	April 6, 2023	862,500	1,225,000	646,875	215,625
$0.31	February 20, 2023	200,000	200,000	175,000	25,000
$0.35	September 1, 2022	980,000	1,250,000	980,000	-
$0.33	June 12, 2022	805,000	1,225,000	805,000	-
$0.49	January 12, 2022	620,000	820,000	620,000	-
$0.20	June 2, 2021	990,000	1,420,000	990,000	-
$0.50	June 22, 2020	30,000	311,000	30,000	-
$0.50	April 7, 2020	60,000	535,000	60,000	-
$0.65	May 1, 2019	-	315,000	-	-
		9,577,500	9,591,000	5,814,375	3,763,125

      SILVER ELEPHANT MINING CORP.
      (formerly Prophecy Development Corp.)
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2019, 2018 and 2017
(Expressed in Canadian Dollars)

19.
 SHARE CAPITAL (cont’d...)

(c)
Share-based compensation plan (cont’d…)

Share-based payment expenses resulting from stock options are amortized over the corresponding vesting periods. During the year ended December 31, 2019, 2018 and 2017, the share-based payment expenses were calculated using the following weighted average assumptions:

	Year ended December 31,
	2019	2018	2017
Risk-free interest rate	1.54%	1.77%	1.25%
Expected life of options in years	4.45	4.40	4.4
Expected volatility	132.75%	135.71%	133.55%
Expected dividend yield	Nil	Nil	Nil
Expected forfeiture rate	12%	12%	12%
Weighted average fair value of options granted during the period	$0.31	$0.32	$0.32

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

For the year ended December 31, 2019, 2018, and 2017, share-based payments were recorded as follows:

On July 29, 2019, further to the voluntary forfeiture of share options held by certain directors, officers, and employees with expiry dates on April 7, 2020, June 22, 2020, and November 14, 2023, at exercise prices ranging from $0.50 to $0.65, the Company granted 1,275,000 new stock options to such individuals with an expiry date of July 29, 2024 at an exercise price of $0.20 per Share subject to a two-year vesting schedule whereby 12.5% per quarter following the date of grant. As at December 31, 2019, the re-issuing of these options had been approved by the TSX, but they had not been approved by the shareholders; consequently, these options were not valued. See Note 27.

(d)
Share purchase warrants

The following is a summary of the changes in The Company’s share purchase warrants from December 31, 2016 to December 31, 2019:

      SILVER ELEPHANT MINING CORP.
      (formerly Prophecy Development Corp.)
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2019, 2018 and 2017
(Expressed in Canadian Dollars)

19.
SHARE CAPITAL (cont’d...)

(d)
Share purchase warrants (cont’d...)

	Number of Warrants	Weighted Average Exercise Price
Outstanding, December 31, 2016	13,480,600	$0.47
Issued	12,453,680	$0.41
Exercised	(150,000)	$0.40
Expired	(26,250)	$0.70
Outstanding, December 31, 2017	25,758,030	$0.44
Issued	5,061,417	$0.40
Exercised	(3,445,420)	$0.39
Expired	(56,000)	$0.40
Outstanding, December 31, 2018	27,318,027	$0.44
Exercised	(651,430)	$0.38
Outstanding, December 31, 2019	26,666,597	$0.44

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

As of December 31, 2019, the following The Company share purchase warrants were outstanding:

		Number of warrants
Exercise Price	Expiry Date	at December 31, 2019	at December 31, 2018
$0.50	June 13, 2022	596,590	596,590
$0.50	April 12, 2022	1,032,500	1,032,500
$0.40	January 13, 2022	499,990	499,990
$0.44	August 29, 2021	1,013,670	1,013,670
$0.40	August 13, 2021	198,237	198,237
$0.40	July 6, 2021	3,863,180	3,863,180
$0.40	June 2, 2021	7,500,000	7,500,000
$0.30	April 23, 2021	-	100,000
$0.50	February 15, 2021	500,000	500,000
$0.40	January 25, 2021	650,000	650,000
$0.40	December 18, 2020	211,250	211,250
$0.70	November 13, 2020	625,000	625,000
$0.40	October 16, 2020	2,533,020	2,533,020
$0.70	September 30, 2020	1,112,000	1,112,000
$0.40	September 20, 2020	3,983,490	4,534,920
$0.60	June 24, 2020	1,147,670	1,147,670
$0.50	May 22, 2020	1,200,000	1,200,000
		26,666,597	27,318,027

      SILVER ELEPHANT MINING CORP.
      (formerly Prophecy Development Corp.)
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2019, 2018 and 2017
(Expressed in Canadian Dollars)

20.
CAPITAL RISK MANAGEMENT

Management considers its capital structure to consist of share capital, share purchase options and warrants. The Company manages its capital structure and makes adjustments to it, based on the funds available to, and required by the Company in order to support the acquisition, exploration and development of mineral properties. The Board of Directors does not establish quantitative returns on capital criteria for management. In order to facilitate the management of its capital requirement, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors. The annual and updated budgets are approved by the Board of Directors.

The properties, to which the Company currently has an interest in, are in the exploration stage; as such, The Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and development and pay for administrative costs, The Company will spend its existing working capital and raise additional amounts as needed. There were no changes in managements approach to capital management during the year ended December 31, 2019. Neither the Company nor its subsidiaries are subject to externally imposed capital requirements.

21.
FAIR VALUE MEASUREMENTS AND FINANCIAL INSTRUMENTS

Fair Value Measurements

Fair value hierarchy

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. The Company utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means;and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs. The following table sets forth The Company’s financial assets measured at fair value by level within the fair value hierarchy.

	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents, December 31, 2019	$3,017,704	$-	$-	$3,017,704
Cash and cash equivalents, December 31, 2018	$5,304,097	$-	$-	$5,304,097
Cash and cash equivalents, December 31, 2017	$4,100,608	$-	$-	$4,100,608

Categories of financial instruments

The Company considers that the carrying amount of all its financial assets and financial liabilities measured at amortized cost approximates their fair value due to their short term nature. Restricted cash equivalents approximate fair value due to the nature of the instrument. The Company does not offset financial assets with financial liabilities. There were no transfers between Level 1, 2 and 3 for the year ended December 31, 2019.

      SILVER ELEPHANT MINING CORP.
      (formerly Prophecy Development Corp.)
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2019, 2018 and 2017
(Expressed in Canadian Dollars)

The Company’s financial assets and financial liabilities are categorized as follows:
21.
FAIR VALUE MEASUREMENTS AND FINANCIAL INSTRUMENTS (cont’d...)

Categories of financial instruments (cont’d...)

	December 31, 2019	December 31, 2018	December 31, 2017
Fair value through profit or loss
Cash	$3,017,704	$5,304,097	$4,100,608
Fair value through other comprehensive income
Marketable securities	$-	$-	$205,600
Amortized cost
Receivables	$246,671	$36,399	$34,653
Restricted cash equivalents	$34,500	$34,500	$34,500
	$3,298,875	$5,374,996	$4,375,361
Amortized cost
Accounts payable and accrued liabilities	$2,420,392	$1,636,786	$1,895,983
Lease liability	$52,818	$-	$-
	$2,473,210	$1,636,786	$1,895,983

22.
FINANCIAL RISK MANAGEMENT DISCLOSURES

(a)
Liquidity risk

Liquidity risk is the risk that an entity will be unable to meet its financial obligations as they fall due. The Company manages liquidity risk by preparing cash flow forecasts of upcoming cash requirements. As at December 31, 2019, the Company had a cash and cash equivalents balance of $3,017,704 (December 31, 2018 – $5,304,097, December 31, 2017 – $4,100,608). As at December 31, 2019 the Company had accounts payable and accrued liabilities of $2,452,677 (December 31, 2018 - $1,636,786, December 31, 2017 - $1,895,983), which have contractual maturities of 90 days or less.

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

	0 to 6 months	6 to 12 months	Total
Accounts payable and accrued liabilities
As at December 31, 2019	$2,452,677	$-	$2,452,677
As at December 31, 2018	$1,636,786	$-	$1,636,786
As at December 31, 2017	$1,895,983	$-	$1,895,983
Lease liability as at December 31,2019	$16,143	$16,143	$32,285

(b)
Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is exposed to credit risk primarily associated to cash and cash equivalents, restricted cash equivalents and receivables, net of allowances. The carrying amount of financial assets included on the statements of financial position represents the maximum credit exposure.

      SILVER ELEPHANT MINING CORP.
      (formerly Prophecy Development Corp.)
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2019, 2018 and 2017
(Expressed in Canadian Dollars)

22.
FINANCIAL RISK MANAGEMENT DISCLOSURES (cont’d...)

(c)
Market risk

(i)
Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company’s cash and cash equivalents and restricted cash equivalents primarily include highly liquid investments that earn interest at market rates that are fixed to maturity. Due to the short‐ term nature of these financial instruments, fluctuations in market rates do not have significant impact on the fair values of the financial instruments as of December 31, 2019. The Company manages interest rate risk by maintaining an investment policy that focuses primarily on preservation of capital and liquidity.

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

Based on the above, net exposures as at December 31, 2019, with other variables unchanged, a 10% (December 31, 2018 – 10%, December 31, 2017 – 10%) strengthening (weakening) of the Canadian dollar against the Mongolian tugrik would impact net loss with other variables unchanged by $144,000. A 10% strengthening (weakening) of the Canadian dollar against the Bolivian boliviano would impact net loss with other variables unchanged by $2,000. A 10% strengthening (weakening) of the US dollar against the Canadian dollar would impact net loss with other variables unchanged by $60,000. The Company currently does not use any foreign exchange contracts to hedge this currency risk.

(ii)
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

23.
RELATED PARTY DISCLOSURES

During the year ended December 31, 2019, the Company had related party transactions with the following companies, related by way of directors and key management personnel:

●
Linx Partners Ltd., a private company controlled by John Lee, Director, CEO and Executive Chairman of Prophecy, provides management and consulting services to the Company.
●
MaKevCo Consulting Inc., a private company 50% owned by Greg Hall, Director of The Company, provides consulting services to the Company.

      SILVER ELEPHANT MINING CORP.
      (formerly Prophecy Development Corp.)
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2019, 2018 and 2017
(Expressed in Canadian Dollars)

23.
RELATED PARTY DISCLOSURES (cont’d...)

●
Sophir Asia Ltd., a private company controlled by Masa Igata, Director of The Company, provides consulting services to the Company.

A summary of related party transactions by related party is as follows:
	Year Ended December 31,
Related parties	2019	2018	2017
Directors and officers	$1,685,242	$1,265,152	$307,425
Linx Partners Ltd.	371,000	401,044	363,781
MaKevCo Consulting Inc.	21,400	21,200	23,600
Sophir Asia Ltd.	19,600	19,100	19,700
	$2,097,242	$1,706,496	$714,506

A summary of the transactions by nature among the related parties is as follows:

	Year Ended December 31,
Related parties	2019	2018	2017
Consulting and management fees	$218,500	$268,456	$247,525
Directors' fees	103,805	70,378	60,600
Mineral properties	1,171,585	631,610	201,875
Salaries	603,352	736,052	204,506
	$2,097,242	$1,706,496	$714,506

As at December 31, 2019, amounts due to related parties were $30,533 (December 31, 2018 - $4,634), (December 31, 2017 - $160,503) and included in accounts payable and accrued liabilities.

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

24.
KEY MANAGEMENT PERSONNEL COMPENSATION

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including directors of the Company.

	Year Ended December 31,
Key Management Personnel	2019	2018	2017
Salaries and short term benefits	$696,751	$775,064	$204,506
Directors' fees	103,805	70,378	60,600
Share-based payments	431,037	621,339	596,232
	$1,231,593	$1,466,781	$861,338

      SILVER ELEPHANT MINING CORP.
      (formerly Prophecy Development Corp.)
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2019, 2018 and 2017
(Expressed in Canadian Dollars)

25.
SUPPLEMENTAL CASH FLOW INFORMATION

	Year Ended December 31
	2019	2018	2017
Supplementary information
Interest paid	$-	$-	$21,066
Non-Cash Financing and Investing Activities
Shares issued to pay credit facility	$-	$-	$900,000
Shares issued on acquisition of mineral property	$-	$-	$96,200
Bonus shares and shares	$115,000	$-	$190,320
Shares for services	$241,003	$-	$-
Shares issued to settle debt	$43,030	$-	$386,527
Shares issued recorded as prepaid expenses	$35,000	$-	$-
Subscriptions receivable	$30,497	$-	$-
Warrants issued for mineral property	$-	$181,944	$-
Depreciation included in mineral property	$3,487	$27,387	$216,653
Equipment expenditures included in accounts payable	$472,213	$489,890	$580,634
Fair value loss/gain on marketable securities	$-	$12,160	$12,160
Mineral property expenditures included in accounts payable	$1,252,796	$1,067,747	$753,248
Share-based payments capitalized in mineral properties	$119,028	$205,057	$227,979
Reclassification of contributed surplus on exercise of options	$153,845	$15,350	$14,567
Reclassification of contributed surplus on exercise of warrants	$28,478	$132,453	$10,650

26.
COMMITMENTS

Except as disclosed elsewhere in these financial statements, the Company has the following financial obligations in the ordinary course of business:

	2020	2021	2022	Total

Office Lease Obligations	$45,489	$24,574	$9,540	$79,603
	$45,489	$24,574	$9,540	$79,603

27.
CONTINGENCIES

ASC tax claim

On January 2, 2015, the Company acquired ASC Holdings Limited and ASC Bolivia LDC (which together, hold ASC Bolivia LDC Sucursal Bolivia, which in turn, held Apogee Silver Ltd.’s (“Apogee”) joint venture interest in the Pulacayo Project) and Apogee Minerals Bolivia S.A. Pursuant to the terms of the Agreement, the Company agreed to assume all liabilities of these former Apogee subsidiaries, including legal and tax liabilities associated with the Pulacayo Project.  During Apogee’s financial year ended June 30, 2014, it received notice from the Servicio de Impuestos Nacionales, the national tax authority in Bolivia, that ASC Bolivia LDC Sucursal Bolivia, now the Company’s wholly-owned subsidiary, owed approximately Bs42,000,000 in taxes, interest and penalties relating to a historical tax liability in an amount originally assessed at approximately $760,000 in 2004, prior to Apogee acquiring the subsidiary in 2011.

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

      SILVER ELEPHANT MINING CORP.
      (formerly Prophecy Development Corp.)
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2019, 2018 and 2017
(Expressed in Canadian Dollars)

27.
CONTINGENCIES (cont’d...)

ASC tax claim (cont’d...)

On November 18, 2019 the Company received Resolution No. 195/2018 issued by the Supreme Court of Bolivia which declared the tax claim brought by Bolivia’s General Revenue Authority against the Company’s Bolivian subsidiary as not proven.

The Resolution is final and binding. Hence neither the Company nor the Company’s Bolivian subsidiaries owe any outstanding back taxes to the Bolivian General Revenue Authority.
During the year ended December 31, 2019, the Company and legal counsel reassessed the status of tax rulings and determined that the probability of a re-issuance of a tax claim against the Company in connection with the above was remote. As a result, the Company has written off the tax liability and recorded a debt settlement gain in the amount of $7,952,700 on its consolidated statements of operations and comprehensive loss.

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

In June 2019, the Company received a positive resolution issued from the City tax tribunal regarding the Company’s VAT dispute with the Mongolia tax office. The resolution, which is binding and final, affirmed Red Hill’s outstanding VAT credit of 1.169 billion MNT resulted from past mining equipment purchases.

The VAT credit can be used to offset Red Hill’s taxes and royalty payments; or be refunded in cash by Mongolia’s Ministry of Finance within 12 to 24 months processing time. Due to the credit risk associated with the VAT credit, the Company has provided a full valuation provision against the balance.

28.
EVENTS AFTER THE REPORTING DATE

The following events occurred subsequent to December 31, 2019:

●
Effective January 6, 2020, the Company engaged Mr. Ken Cotiamco to provide investor relations and shareholder communications services by entering into a consulting agreement whereby Ken Cotiamco would receive from the Company renumeration of $4,000 per month for a term of three months, which could be extended and also pursuant to the consulting agreement the Company granted 100,000 incentive stock options at a price of $0.41 Share for a term of five years expiring on January 6, 2025;

●
Pursuant to the Company’s Share-Based Compensation Plan, on January 6, 2020, the Company issued an aggregate of 1,601,000 Shares as bonus payments to certain directors, officers, employees and consultants of the Company;

●
On March 16, 2020, the Company held its Special Meeting of Shareholders. The Company received shareholder approval of the following:

➢
changing its name to Silver Elephant Mining Corp.;

      SILVER ELEPHANT MINING CORP.
      (formerly Prophecy Development Corp.)
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2019, 2018 and 2017
(Expressed in Canadian Dollars)

28.
EVENTS AFTER THE REPORTING DATE (cont’d...)

➢
consolidation of the Company’s issued and outstanding shares at a ratio between one (1) new Common Share for every five (5) to ten (10) old Common Shares (the “2020 Consolidation”). The effective date of the Name Change and the 2020 Consolidation would be determined at a later date by the Board of the Company; and

➢
ratification of 1,275,000 stock options previously granted to certain directors, officers, employees and consultants of the Company on July 29, 2019 pursuant to the terms of the Company’s Share-Based Compensation Plan.

●
On March 16, 2020, the Company amended its Articles and changed its name to “Silver Elephant Mining Corp.”
●
On March 19, 2020, the Company changed its’ symbol on the TSX from PCY to “ELEF”.
●
On March 23, 2020, the Company changed its’ symbol on the OTCQX from PRPCF to “SILEF”.

●
In March 2020 the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak, which has continued to spread, and any related adverse public health developments, has adversely affected workforces, economies, and financial markets globally, potentially leading to an economic downturn. It is not possible for the Company to predict the duration or magnitude of the adverse results of the outbreak and its effects on the Company’s business or results of operations at this time.

(Formerly Prophecy Development Corp.)

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2019
(Currency expressed in Canadian Dollars, except where indicated)

SILVER ELEPHANT MINING CORP. (Formerly “Prophecy Development Corp.”)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2019
(Expressed in Canadian Dollars, except where indicated)

CONTENTS

1	INTRODUCTION	3
2	CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	4
3	YEAR 2018 HIGHLIGHTS AND SIGNIFICANT EVENTS	6
4	PROPERTY SUMMARY	10
5	SELECTED ANNUAL FINANCIAL INFORMATION	41
6	SUMMARY OF QUARTERLY RESULTS	43
7	RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2018	43
8	RESULTS OF OPERATIONS FOR THE FOURTH QUARTER 2018	45
9	PROPOSED TRANSACTIONS	46
10	LIQUIDITY AND CAPITAL RESOURCES	46
11	CONTINGENCIES	49
12	ENVIRONMENTAL REGULATIONS	50
13	RELATED PARTY DISCLOSURES	50
14	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS	52
15	ACCOUNTING CHANGES AND RECENT ACCOUNTING PRONOUNCEMENTS	55
16	FINANCIAL INSTRUMENTS AND RELATED RISKS	55
17	RISKS AND UNCERTAINTIES	58
18	DISCLOSURE CONTROLS AND PROCEDURES	58
19	CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING	59
20	DISCLOSURE OF OUTSTANDING SHARE DATA	60
21	OFF-BALANCE SHEET ARRANGEMENTS	60

SILVER ELEPHANT MINING CORP. (Formerly “Prophecy Development Corp.”)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2019
(Expressed in Canadian Dollars, except where indicated)

1.
INTRODUCTION

This Management’s Discussion and Analysis (“MD&A”) of Silver Elephant Mining Corp. (formerly “Prophecy Development Corp.”) and its subsidiaries (the “Company”) provides analysis of the Company’s financial results for the year ended December 31, 2019. The following discussion of performance, financial condition and future prospects should be read in conjunction with the accompanying December 31, 2019 audited consolidated financial statements and the notes to those financial statements (the “Annual Financial Statements”), prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, and the Company’s SEC Form 20-F Annual Report (“AR”) for the year ended December 31, 2019, all of which are available under the Company’s SEDAR profile at www.SEDAR.com. This MD&A is current as of March 30, 2020, was reviewed, approved, and authorized for issue by the Company’s Board of Directors.

Financial information is expressed in Canadian dollars, unless stated otherwise. Readers are encouraged to read the cautionary note contained herein regarding such forward-looking statements. Information on risks associated with investing in the Company’s securities as well as information about mineral resources and reserves under National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) are contained in the Company’s most recently filed AR which is available on the Company’s website at www.silverelef.com or on SEDAR at www.sedar.com.

Description of Business

The Company amalgamated under the laws of the Province of British Columbia, Canada. The Company’s Common Shares (the “Shares”, and each, a “Share”) are listed for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “ELEF”, the OTCQX under the symbol “SILEF” and the Frankfurt Stock Exchange under the symbol “1P2N”.

The Company is an exploration stage company specializing in mine permitting, construction, and operations. The Company holds a mining joint venture interest in the Pulacayo Paca silver-lead-zinc property located in Bolivia (the “Pulacayo Project”). The Company also has a 100% interest in two vanadium projects in North America including the Gibellini vanadium project which is comprised of the Gibellini and Louie Hill vanadium deposits and associated claims located in the State of Nevada, USA (the “Gibellini Project”) and the Titan vanadium-titanium-iron project comprised of the Titan vanadium-titanium-iron deposit and related claims located in the Province of Ontario, Canada (the “Titan Project). The Company also own a 100% interest in three coal properties in Mongolia which are the Ulaan Ovoo property, the Khavtgai Uul property and the Chandgana Tal property. In addition, the Company also has the land use right and construction license for the Chandgana power plant project.

The Company’s business strategy focus is to develop the Pulacayo Project and make the Company’s Gibellini Project the first operating primary vanadium mine in North America. The vanadium resources are part of a portfolio of projects the Company is building, through their diversity of locations, commodities and products, reducing the Company’s exposure to adverse regulation and political climates and changes in specific commodity prices.

A diverse portfolio of projects from which a variety of minerals are mined and sold provides multiple opportunities to maintain revenue and is one facet of the Company’s efforts to attain the Company’s ultimate objective of stable positive cash flow.

SILVER ELEPHANT MINING CORP. (Formerly “Prophecy Development Corp.”)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2019
(Expressed in Canadian Dollars, except where indicated)

General Corporate Information:

At December 31, 2019 and March 30, 2020, The Company had: (i) 121,299,508 and 122,915,508 Shares issued and outstanding respectively; (ii) 9,577,500 and 9,442,500 stock options for Shares outstanding respectively; (iii) 26,666,597 Share purchase warrants for Shares outstanding.
Transfer Agent and Registrar Computershare Investor Services Inc. 3rd Floor, 510 Burrard Street, Vancouver, BC, Canada, V6C 3B9 Tel: +1 (604) 661-9400

Investor and Contact Information
All financial reports, news releases and corporate information can be accessed by visiting the Company’s website at: www.silverelef.com
Investor & Media requests and queries:
Email: ir@silverelef.com
Head Office and Registered Office Suite 1610 - 409 Granville Street, Vancouver, BC, Canada, V6C 1T2 Tel: +1 (604) 569-3661

Directors and Officers

As at the date of this MD&A, The Company’s directors and officers were as follows:

Directors	Officers
John Lee, Executive Chairman	Michael Doolin, Chief Executive Officer & Chief Operating Officer
Greg Hall	Irina Plavutska, Chief Financial Officer
Masa Igata	Ronald Espell, Vice-President, Environment and Sustainability
Marc Leduc	Danniel Oosterman, Vice-President, Exploration
Ronald Clayton	Joaquin Merino-Marquez, Vice-President, South American Operations
Audit Committee	Corporate Governance and Compensation Committee
Greg Hall (Chair)	Greg Hall (Chair)
Masa Igata	Masa Igata
Marc Leduc	Marc Leduc

Qualified Persons

Danniel Oosterman, B.Sc.(Hons), P.Geo., is a “qualified person” as defined under NI 43-101. Mr. Oosterman serves as the Company’s Vice-President, Exploration and qualified person. He is not considered independent of the Company given the large extent that his professional time is dedicated solely to the Company. Mr. Oosterman has reviewed and approved the technical and scientific disclosure regarding the mineral properties of the Company contained in this MD&A.

2.
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains” forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities legislation concerning anticipated developments in the Company’s continuing and future operations in the United States, Canada, Bolivia and Mongolia, and the adequacy of the Company’s financial resources and financial projections. Such forward-looking statements include but are not limited to statements regarding the permitting, feasibility, plans for development of the Gibellini Project; development of the Titan Project; development of the Pulacayo project; development and production of electricity from the Company’s Chandgana power plant, including finalizing of any power purchase agreement; the likelihood of securing project financing; estimated future coal production at the Chandgana project; and coal production at the Ulaan Ovoo coal property and the Chandgana project, and other information concerning possible or assumed future results of operations of the Company. See in particular, Section 4 – Property Summary.

SILVER ELEPHANT MINING CORP. (Formerly “Prophecy Development Corp.”)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2019
(Expressed in Canadian Dollars, except where indicated)

Forward-looking statements in this document are frequently identified by words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates”, “potentially” or similar expressions, or statements that events, conditions or results “will”, “may”, “would”, “could”, “should” occur or are “to be” achieved, and statements related to matters which are not historical facts. Information concerning management’s expectations regarding the Company’s future growth, results of operations, performance, business prospects and opportunities may also be deemed to be forward-looking statements, as such information constitutes predictions based on certain factors, estimates and assumptions subject to significant business, economic, competitive and other uncertainties and contingencies, and involve known and unknown risks which may cause the actual results, performance, or achievements to be different from future results, performance, or achievements contained in such forward-looking statements made by the Company.

In making the forward-looking statements in this MD&A, the Company has made several assumptions that it believes are appropriate, including, but not limited to assumptions that: all required third party contractual, regulatory and governmental approvals will be obtained for the development, construction and production of the Company’s properties and the Chandgana power plant; there being no significant disruptions affecting operations, whether due to labour disruptions or other causes; currency exchange rates being approximately consistent with current levels; certain price assumptions for vanadium, silver, other metals and coal, prices for and availability of fuel, parts and equipment and other key supplies remain consistent with current levels; production forecasts meeting expectations; the accuracy of the Company’s current mineral resource estimates; labour and materials costs increasing on a basis consistent with the Company’s current expectations; and any additional required financing will be available on reasonable terms; market developments and trends in global supply and demand for vanadium, silver, other metals, coal and energy meeting expectations. The Company cannot assure you that any of these assumptions will prove to be correct.

Numerous factors could cause the Company’s actual results to differ materially from those expressed or implied in the forward-looking statements, including the following risks and uncertainties, which are discussed in greater detail under the heading “Risks and Uncertainties” in this MD&A and “Risk Factors” in the Company’s most recent AR as filed under the Company’s SEDAR profile at www.SEDAR.com and posted on the Company’s website: the Company’s history of net losses and lack of foreseeable positive cash flow; exploration, development and production risks, including risks related to the development of the Company’s mineral properties; the Company not having a history of profitable mineral production; commencing mine development without a feasibility study; the uncertainty of mineral resource and mineral reserve estimates; the capital and operating costs required to bring the Company’s projects into production and the resulting economic returns from its projects; foreign operations and political conditions, including the legal and political risks of operating in Bolivia and Mongolia, which are developing countries and being subject to their local laws; the availability and timeliness of various government approvals, permits and licenses; the feasibility, funding and development of the Company’s projects; protecting title to the Company’s mineral properties; environmental risks; the competitive nature of the mining business; lack of infrastructure; the Company’s reliance on key personnel; uninsured risks; commodity price fluctuations; reliance on contractors; the Company’s need for substantial additional funding and the risk of not securing such funding on reasonable terms or at all; foreign exchange risk; anti-corruption legislation; recent global financial conditions; the payment of dividends; the inability of insurance to cover all potential risks associated with mining operations; conflicts of interest; reliance on information systems with exposure to cyber-security risks, and global outbreaks, including the coronavirus.

In light of the risks and uncertainties inherent in all forward-looking statements, the inclusion or incorporation by reference of forward-looking statements in this MD&A should not be considered as a representation by the Company or any other person that the Company’s objectives or plans will be achieved.

These factors should be considered carefully, and readers should not place undue reliance on the Company’s forward-looking statements. The Company believes that the expectations reflected in the forward-looking statements contained in this MD&A and the documents incorporated by reference herein are reasonable, but no assurance can be given that these expectations will prove to be correct. In addition, although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. The Company undertakes no obligation to publicly update any future revisions to forward-looking statements to reflect events or circumstances after the date of this MD&A or to reflect the occurrence of unanticipated events, except as expressly required by law.

SILVER ELEPHANT MINING CORP. (Formerly “Prophecy Development Corp.”)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2019
(Expressed in Canadian Dollars, except where indicated)

3.
YEAR 2019 HIGHLIGHTS AND SIGNIFICANT EVENTS

For further information please view the Company’s 2019 news releases under the Company’s SEDAR profile at www.SEDAR.com.

Pulacayo Project

●
On September 30, 2019 the Company announced a 5,000-meter diamond drilling at its Pulacayo Project had started with first set of assay results expected in early November 2019.

●
On October 3, 2019 the Pulacayo Mining Production Contract (“MPC”) was executed between the Company and the Corporación Minera de Bolivia (“COMIBOL”), a branch of the Bolivian Ministry of Mining and Metallurgy. Notification of the final government resolution approving the MPC was received on September 27, 2019. The MPC grants the Company the 100% exclusive right to develop and mine at the Pulacayo and Paca concessions for up to 30 years which is comparable to a mining license in Canada or the United States.

●
On October 28, 2019 the Company announced the diamond drilling results from the Pulacayo Project, Paca part in the Potosi department of Bolivia. The phase 1 drill results are anticipated to increase the overall tonnage and upgrade the confidence level of the current NI 43-101 compliant resource estimate prepared independently by Mercator Geological Services Ltd. in 2017.

●
On December 4, 2019 the Company announced that the Company had received on November 18, 2019 the Resolution No. 195/2018 issued by the Supreme Court of Bolivia, which declared that the tax claim brought by Bolivia’s General Revenue Authority against the Company’s Bolivian subsidiary was not proven. The Resolution is final and binding. Hence neither the Company nor the Company's Bolivian subsidiaries owe any outstanding back taxes to the Bolivian General Revenue Authority.

●
On December 18, 2019, the Company announced that the phase two drilling had commence at the Pulacayo Project. It is a 5,000-meter program that will consist mainly of wide step-out drilling up to 1.5km west (Western Block) of the current 43-101 Pulacayo resource. That current Pulacayo resource covers 1.4 km in strike and represents only a small portion of the Tajo vein system which is over 3 km in strike and open to least 1,000 meters at depth, according to historical records of underground mining.

Gibellini Project

●
On February 14, 2019 the Company announced that it had retained Amec Foster Wheeler E&C Services Inc. (“Wood”) to undertake updating of the mineral resource and mining section for the Company’s upcoming Feasibility Study to be completed to the standards of NI 43-101 for its Gibellini Project.

●
On March 26, 2019 the Company announced its vanadium assay results from its fall 2018 exploration reconnaissance program on the Gibellini Project. The 155 assays were taken from three prospective exploration areas all within 5km to the existing Gibellini vanadium NI 43-101 compliant resource pit outline whereat 49.9 million lbs. measured, and 81.5 million lbs. indicated vanadium resource have already been identified (see Company’s news release dated May 29, 2018). Surface grab samples assay as high as 2% vanadium pentoxide (V2O5) and 75 samples (48% of total 155) have V2O5 grades greater than the Gibellini deposit’s cut-off grade of 0.101% V2O5 at $12.5/lb. V2O5; V2O5 currently trades at approximately $16/lb. The high vanadium assay results along the 5-kilometer northeast-southwest trend which line-up the Northeast Prospect, through Gibellini Hill, Louie Hill, Middle Earth Prospect, and Big Sky Prospect providing an indication of potential and possibly significant future expansion of vanadium mineralization along this corridor.

●
On May 1, 2019 the Company announced that it had received guidance regarding expected permitting timelines following the Company meeting with regulators in late April 2019. The Company estimated that Q1 2020 as the target date for publication of the Notice of Intent (“NOI”) to prepare an Environment Impact Statement (“EIS”) in the Federal Register. Upon publication of the NOI the review process is mandated to be completed within a 12-month period under the US Department of the Interior’s Secretarial Order No. 3355. Based on this guidance, an EIS Record of Decision (“ROD”) would be expected no later than Q1 2021. Upon receipt of a positive ROD and issuance of Nevada State permits, the Company plans to start mine construction in 2021 and begin vanadium production by Q4 2022. The Company will be seeking project financing in the interim of this process.

SILVER ELEPHANT MINING CORP. (Formerly “Prophecy Development Corp.”)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2019
(Expressed in Canadian Dollars, except where indicated)

●
On July 8, 2019 the Company announced that it had submitted its updated Plan of Operations (the “POO”) to the United States Department of the Interior, Bureau of Land Management, Mount Lewis Field Office (the “BLM”) and the Reclamation Permit Application to the Nevada Division of Environmental Protection, Bureau of Mining Regulation and Reclamation (the “BMRR”). The POO which was submitted on schedule and prepared under budget. The POO submission is the last major step before the publication of the NOI which will initiate the EIS process under the Secretary of Interior Order No. 3355 (Streamlining National Environmental Policy Reviews and Implementation of Executive Order 13807; see Company’s news release dated March 28, 2018).

●
On July 19, 2019, the Company announced its objectives for the second half of 2019 for the Gibellini Project. The Company plans to submit the key Nevada state permit applications required for project construction by the end of the third quarter of 2019. It is anticipated that all approvals will be received by first quarter of 2021.

●
On November 7, 2019 the Company announced that it had submitted, through its wholly owned US subsidiary Nevada Vanadium, the applications and Engineering Design Reports (“EDRs”) for the primary mining permits that govern project construction, operations and closure for the Gibellini Project to the Nevada Division of Environmental Protection (“NDEP”) with copies provided to the BLM and the EI contractor SWCA. The permit applications were submitted on October 31, 2019 for the Water Pollution Control Permit and the Class II Air Quality Permit. These Nevada state permits have been developed to provide construction level engineering that supports the mine plan previously submitted to the BLM in the Plan of Operations. Comments received from both the BLM and SWCA were used as guidance in the engineering design to ensure the State and Federal Permits are aligned and reflect the most current guidance provided by both the NDEP and BLM.

Corporate

Appointments:

During the year ended December 31, 2019 the Company experienced various changes in Directors, Officers and Management of the of the Company as follows:

●
Gerald Panneton ceased to be the President, Chief Executive Officer and a Director on February 15, 2019;
●
John Lee ceased to act as Head of International Affairs on February 15, 2019;
●
Tony Wong ceased to act as Corporate Secretary on February 22, 2019;
●
Louis Dionne ceased to be a Director on February 28, 2019;
●
Rocio Echegaray was appointed Corporate Secretary on March 8, 2019;
●
Michael Doolin was appointed Chief Operating Officer and Interim Chief Executive Officer on April 1, 2019;
●
John Lee ceased to act as Interim President and Chief Executive Officer on April 1, 2019;
●
Bekzod Kasimov ceased to act as Vice-President Business Development on July 1, 2019;
●
Marc Leduc was appointed as a Director on July 22, 2019;
●
Joaquin Merino-Marquez was appointed as Vice-President, South American Operation on November 1, 2019;
●
Ronald Clayton was appointed as a Director on November 4, 2019;
●
Michael Drozd ceased to act as Vice-President, Operations on November 7, 2019;
●
Rocio Echegaray ceased to act as Corporate Secretary on November 15, 2019; and
●
Brigitte McArthur was appointed Corporate Secretary on November 15, 2019.

●
On July 29, 2019 the Company the Company granted in aggregate 1,685,000 incentive stock options to its directors, officer and employees of the Company. The options are exercisable at a price of $0.20 per Share for a term of five years expiring on November 1, 2024 and vest at 12.5% per quarter for the first two years following the date of grant.

●
On August 19, 2019 the Company announced the formation of two wholly owned Canadian BC subsidiaries; Silver Elephant Mining Corp. (“Silver Elephant”) and Asia Mining Inc. (“Asia Mining”) in order to facilitate potential future spinoffs of the Company’s wholly owned Bolivian silver operation and Mongolian coal operation which was completed in September 2019.

SILVER ELEPHANT MINING CORP. (Formerly “Prophecy Development Corp.”)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2019
(Expressed in Canadian Dollars, except where indicated)

●
On September 12, 2019, the Company reported that all proposed resolutions were approved at the Company’s Annual General Meeting of shareholders held on September 12, 2019 in Vancouver, British Columbia. The number of directors was set at 5 and all director nominees, as listed in the Management Information Circular dated July 25, 2019 were elected as directors of the Company at the meeting to serve for a one-year term and hold office until the next annual meeting of shareholders.
●
On September 24, 2019 the Company issued 175,000 common shares with a four-month hold period to Mr. Bryan Slusarchuk, who provides consulting services to the Company.
●
On October 9, 2019, the Company issued 104,951 Common Shares at a value of $43,060 to its directors to settle outstanding director fees.
●
On November 1, 2019 the Company granted in aggregate 1,680,000 incentive stock options to its directors, officer and employees of the Company. The options are exercisable at a price of $0.44 per Share for a term of five years expiring on November 1, 2024 and vest at 12.5% per quarter for the first two years following the date of grant.

Financings:

●
On September 6, 2019, the Company closed a non-brokered private placement previously announced on August 26, 2019. The placement raised gross proceeds of $2,600,000 through the issuance of 13,000,000 Shares at a price of $0.20 per Share. Also, the Company issued 525,000 Shares and paid $10,000 as finder’s fee. Proceeds of the placement were expected to be used to develop The Company’s mineral projects and for general working capital purposes.
●
On October 21, 2019 the Company closed a non-brokered private placement announced on October 7, 2019. The placement raised gross cash proceeds of $3,900,000 through the issuance of 9,750,000 Shares at a price of $0.40 per Share. Mr. Eric Sprott, through 2176423 Ontario Ltd., a corporation that is beneficially owned by him, acquired 5,000,000 shares under the placement for a total consideration of $2,000,000. Following the completion of the private placement, Mr. Sprott’s holdings represented 9% of the issued and outstanding common shares of the Company at the time of the placement. Mr. Sprott beneficially owned 5,9000,000 common shares in the Company prior to this investment. The Company’s management and directors purchased 0.4 million Shares for proceeds of $160,000. The Company issued 654,500 Shares as finder’s fees to Mackie Research Capital Corp. All Shares were subject to a four-month-and-one-day hold period. Proceeds were expected to be used for the Company’s mineral project development and for general working capital purposes.

Other:

●
On March 18, 2019, the Company announced Ulaan Ovoo in Mongolia mine start up in March and approximately 21,000 tonnes of coal production and sales.

●
On July 9, 2019 the Company announced that the Company’s Ulaan Ovoo Mine achieved mine achieved monthly coal production of 37,800 tonnes in June 2019.

The Company further announced that a positive resolution was issued from the Mongolia city tax tribunal regarding the Company’s VAT dispute with the Mongolia tax office. The resolution, which is binding and final, affirmed the Company’s outstanding VAT credit of 1.169 billion MNT (USD 439,470 based on today’s exchange rate of 2,660 MNT to 1 USD) which resulted from past mining equipment purchases. The VAT credit can be used to offset the Company’s taxes and royalty payments; or be refunded in cash by Mongolia’s Ministry of Finance within 12 to 24 months processing time. n addition, the Company also reported that it had successfully converted its Chandgana Khavtgai coal exploration license to a mining license in central Mongolia. The Company forecasts minimal Chandgana coal sales to local residents for the 2019 winter season.

Subsequent Events to December 31, 2019

●
On January 6, 2020 Silver Elephant Mining Corp., a wholly owned subsidiary of the Company, changed its name to Illumina Silver Mining Corp.

SILVER ELEPHANT MINING CORP. (Formerly “Prophecy Development Corp.”)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2019
(Expressed in Canadian Dollars, except where indicated)

●
On January 8, 2020, the Company announced the following:

●
a special meeting (the “Special Meeting”) of the shareholders to be held on March 16, 2020 to seek shareholder approval the following:

●
changing the name of The Company Development Corp. to Silver Elephant Mining Corp. (the "Name Change");
●
to consolidate the Company’s issued and outstanding shares at a ratio between one (1) new Common Share for every five (5) to ten (10) old Common Shares (the “2020 Consolidation”).
●
The effective date of the Name Change and the 2020 Consolidation would be determined at a later date by the Board of the Company;
●
proposed new symbol of “ELEF” for the trading of the Company’s Common Shares on the Toronto Stock Exchange (“TSX”); and
●
ratification of 1,275,000 stock options previously granted to certain directors, officers, employees and consultants of the Company on July 29, 2019 pursuant to the terms of the Company’s Share-Based Compensation Plan.

●
the engagement of Ken Cotiamco to provide investor relations and shareholder communications services effective January 6, 2020. The Company further announced that Ken Cotiamco entered into a consulting agreement whereby Ken Cotiamco would receive from the Company renumeration of $4,000 per month for a term of three months, which could be extended and also pursuant to the consulting agreement the Company granted 100,000 incentive stock options at a price of $0.41 per Share for a term of five years expiring on January 6, 2025;

●
pursuant to the Company’s Share-Based Compensation Plan, the issuance of an aggregate of 1,601,000 Shares (subject to a minimum hold period of four months plus one date from the date of issuance) as 2019 bonus payments to certain directors, officers, employees and consultants of the Company;

●
that further to the Company’s news release dated December 18, 2019, the Company had completed the first of 3 holes of the planned 17 drill holes at the Pulacayo Project; and

●
the Company had mobilized a second drilling rig to the Pulacayo Project and expects to complete the proposed 5,000 meter drill program in February 2020 with full assay results by March 2020;

●
the Company announced the first step-out diamond drilling results from the Pulacayo property. Borehole PUD 267 intercepted 10 meters of mineralization grading 147 g/t silver, 9.8% zinc, and 2.0% lead (539 g/t AgEq) within 35.5 meter mineralization grading 230 g/t AgEq starting 31.5 meters downhole;

●
the Company released the results of its first 2,598 meters of drilling which focused on the western portion of the Pulacayo property;

●
the Company announced a commencement district exploration program at the Pulacayo Project. The exploration team will be conducting geological mapping, with relevant sampling and possible trenching on the property. Induced polarization geophysics will be conducted in tandem with the field program, with 106 line-kilometers of survey having been outlined. The program is expected to be completed by June 2020, when the results will have been evaluated. The intention is to then generate drilling targets in the district.

●
On March 16, 2020, the Company held its Special Meeting of Shareholders. The Company received shareholder approval of the following:

➢
changing its name to Silver Elephant Mining Corp.;
➢
consolidation of the Company’s issued and outstanding shares at a ratio between one (1) new Common Share for every five (5) to ten (10) old Common Shares (the “2020 Consolidation”). The effective date of the Name Change and the 2020 Consolidation would be determined at a later date by the Board of the Company; and
➢
ratification of 1,275,000 stock options previously granted to certain directors, officers, employees and consultants of the Company on July 29, 2019 pursuant to the terms of the Company’s Share-Based Compensation Plan.

SILVER ELEPHANT MINING CORP. (Formerly “Prophecy Development Corp.”)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2019
(Expressed in Canadian Dollars, except where indicated)

●
On March16, 2020, the Company amended its Articles and changed its name to “Silver Elephant Mining Corp.”
●
On March 19, 2020, the Company changed its’ symbol on the TSX from PCY to “ELEF”.
●
On March 23, 2020, the Company changed its’ symbol on the OTCQX from PRPCF to “SILEF”.
●
 In March 2020 the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak, which has continued to spread, and any related adverse public health developments, has adversely affected workforces, economies, and financial markets globally, potentially leading to an economic downturn. It is not possible for the Company to predict the duration or magnitude of the adverse results of the outbreak and its effects on the Company’s business or results of operations at this time.

4.
PROPERTY SUMMARY

Gibellini Project, Nevada, USA

The Company’s principal asset is its interest in the Gibellini Project. The Company holds a 100% interest in the properties by way of a lease agreement and staked claims. Claims are in the name of the Company’s indirect, wholly-owned Nevada subsidiaries, VC Exploration (US), Inc. (“VC Exploration”) and Nevada Vanadium, LLC (“Nevada Vanadium”).

The Gibellini Project consists of a total of 354 unpatented lode mining claims that include: the Gibellini group of 40 claims, the VC Exploration group of 105 claims, and the Company group of 209 claims. The Gibellini group of claims is referred to by the Company as a “project”. All the claims are located in Eureka County, Nevada, approximately 25 miles south of the town of Eureka and are easily accessed from US Highway 50 to a paved road that becomes a graded, gravel road.

The Gibellini Project is situated on the south flank of the Fish Creek Range in the Fish Creek Mining District, about 25 miles south of Eureka, Nevada and is accessed by dirt road extending westward from State Route 379.
The Gibellini group of claims were acquired on June 22, 2017, through lease from the claimant and current holder of the Gibellini mineral claims (the “Gibellini Lessor”) and includes an area of approximately 771 acres. Under the Gibellini mineral lease agreement dated June 22, 2017 (the “Gibellini MLA”), The Company leased the Gibellini group of claims which originally constituted the Gibellini Project by among other things, agreeing to pay to the Gibellini Lessor, annual advance royalty payments which will be tied, based on an agreed formula (not to exceed USD$120,000 per year), to the average vanadium pentoxide price of the prior year. Upon commencement of production, The Company will maintain its acquisition through lease of the Gibellini group of claims by paying to the Gibellini Lessor, a 2.5% NSR until a total of USD$3 million is paid. Thereafter, the NSR will be reduced to 2% over the remaining life of the mine (and referred to thereafter, as “Production Royalty Payments”). All advance royalty payments made, will be deducted as credits against future Production Royalty Payments. The lease is for a term of 10 years, which can be extended for an additional 10 years at the Company’s option.

SILVER ELEPHANT MINING CORP. (Formerly “Prophecy Development Corp.”)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2019
(Expressed in Canadian Dollars, except where indicated)

On April 19, 2018, the Gibellini MLA was amended to grant the Company the option, at any time during the term of the agreement, to require the Gibellini Lessor to transfer their title over all of the leased mining claims (excluding four claims which will be retained by the Gibellini Lessor and which contain minimal resource) to the Company in exchange for USD1,000,000, to be paid as an advance royalty payment.

On July 10, 2017, the Company acquired (through lease) from the holders (the “Former Louie Hill Lessors”) 10 unpatented lode claims totaling approximately 207 gross acres that comprised the Louie Hill group of claims located approximately 500 meters south of the Gibellini group of claims. These claims were subsequently abandoned by the Former Louie Hill Lessors, and on March 11 and 12, 2018, the Company staked the area within and under 17 new claims totaling approximately 340 gross acres which now collectively comprise the expanded Louie Hill group of claims.

On October 22, 2018, the Company entered into a royalty agreement (the “Royalty Agreement”) with the Former Louie Hill Lessors to replace on substantially similar terms, the former Louie Hill Mineral Lease Agreement dated July 10, 2017, wherein the Company will pay an advance royalty and a net smelter royalty on vanadium pentoxide produced from the area of the 10 unpatented lode claims originally acquired through lease from the Former Louie Hill Lessors that is now contained within 17 lode claims since staked by the Company’s subsidiaries. The annual advance royalty payments will be tied, based on an agreed formula (the total amount not to exceed USD$28,000 per year), to the average vanadium pentoxide price for the prior year.

Upon commencement of production, the Company will pay to the Former Louie Hill Lessors, a 2.5% NSR of which, 1.5% of the NSR may be purchased at any time by the Company for USD$1 million, leaving the total NSR to be reduced to 1% over the remaining life of the mine (and referred to thereafter, as “Production Royalty Payments”). All advance royalty payments made, will be deducted as credits against future Production Royalty Payments. The Royalty Agreement shall be for an indefinite period and shall be valid and in full force and effect for as long as the Company, its subsidiaries, or any of their permitted successors or assigns holds a valid and enforceable mining concession over the area.
On December 5, 2017, the Company announced that it had significantly expanded the land position at the Gibellini Project, by staking a total of 198 new claims immediately adjacent to the Gibellini Project covering 4091 acres that are sufficient to enable future vanadium mining, processing and extraction.

On February 15, 2018, the Company indirectly acquired an additional 105 unpatented lode mining claims located adjacent to its existing Gibellini Project in Nevada, USA through the indirect acquisition of VC Exploration (US) Inc, by paying a total of $335,661 in cash and issuing the equivalent of 500,000 Share purchase warrants to arm’s-length, private parties.

The Gibellini Project is situated entirely on public lands that are administered by the BLM. No easements or rights of way are required for access over public lands. Rights-of-way would need to be acquired for future infrastructure requirements, such as pipelines and powerlines.

On November 20, 2017, the Company received an independent technical report titled “Gibellini Vanadium Project Nevada, USA NI 43-101 Technical Report” with an effective date of November 10, 2017 (the ”Gibellini Report”) prepared by Wood The Gibellini Report was filed with Canadian securities regulatory authorities on SEDAR (available at www.sedar.com).

On June 25, 2018, the Company released the “Gibellini Vanadium Project, Eureka County, Nevada, NI 43-101 Technical Report on Preliminary Economic Assessment” (the “PEA”), with an effective date of May 29, 2018 and signed June 25, 2018 authored by Independent Qualified Persons Kirk Hanson, P.E.; Edward J.C. Orbock III, RM SME; Edwin Peralta, P.E.; and Dr. Lynton Gormely, P. Eng. of Wood and is in accordance with NI 43-101. The PEA was filed with Canadian securities regulatory authorities on SEDAR (available at www.sedar.com).

SILVER ELEPHANT MINING CORP. (Formerly “Prophecy Development Corp.”)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2019
(Expressed in Canadian Dollars, except where indicated)

Gibellini Deposit

On May 29, 2018, the Company received an independent technical report providing an updated the resource on the Gibellini project. The report is titled “Gibellini Vanadium Project Eureka County, Nevada, NI 43-101 Technical Report on Preliminary Economic Assessment” prepared by Mr. Kirk Hanson, P.E., Technical Director, Open Pit Mining; Mr. Edward J.C. Orbock III, RM SME, Principal Geologist and US Manager of Consulting; Mr. Edwin Peralta, P.E., Senior Mining Engineer; and Mr. Lynton Gormely, P.Eng., Consultant Metallurgist of Wood. The report has an effective date of May 29, 2018.

The PEA replaces the technical report entitled “Gibellini Vanadium Project, Nevada, USA, NI 43-101 Technical Report”, effective November 10, 2017 and filed November 20, 2017. The PEA is preliminary in nature and includes inferred mineral resources that are too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the PEA results will be realized. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

The PEA disclosed an estimated 7.94 million tons at a weighted average grade of 0.314% vanadium pentoxide (“V2O5”) in the Measured category and 15.02 million tons at a weighted average grade of 0.271% V2O5 in the Indicated category leading to a total combined Measured and Indicated Mineral Resource of 22.95 million tons at a weighted average grade of 0.286% V2O5. Total contained metal content of the Measured and Indicated Mineral Resources is 131.34 million pounds V2O5. The Inferred Mineral Resource estimate is 14.97 million tons at a weighted average grade of 0.175% V2O5. The total contained metal content of the Inferred Mineral Resource estimate is 52.30 million pounds V2O5. The table below contains a summary of the Gibellini deposit resource estimate:

Table 1: Mineral Resource Statement, Gibellini

Confidence Category	Domain	Cut-offV2O5 (%)	Tons(Mt)	GradeV2O5(%)	ContainedV2O5 (Mlb)
Measured	Oxide	0.101	3.96	0.251	19.87
	Transition	0.086	3.98	0.377	29.98
Indicated	Oxide	0.101	7.83	0.222	34.76
	Transition	0.086	7.19	0.325	46.73
Total Measured and Indicated			22.95	0.286	131.34
Inferred	Oxide	0.101	0.16	0.170	0.55
	Transition	0.086	0.01	0.180	0.03
	Reduced	0.116	14.80	0.175	51.72
Total Inferred			14.97	0.175	52.30

Notes to accompany Mineral Resource table for Gibellini:

1.
The Qualified Person for the estimate is Mr. E.J.C. Orbock III, RM SME, a Wood Group of companies employee. The Mineral Resources have an effective date of May 29, 2018.
2.
Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
3.
Mineral Resources are reported at various cut-off grades for oxide, transition, and reduced material.
4.
Mineral Resources are reported within a conceptual pit shell that uses the following assumptions: Mineral Resource V2O5 price: $14.64/lb; mining cost: $2.21/ton mined; process cost: $13.62/ton; general and administrative (“G&A”) cost: $0.99/ton processed; metallurgical recovery assumptions of 60% for oxide material, 70% for transition material and 52% for reduced material; tonnage factors of 16.86 ft3/ton for oxide material, 16.35 ft3/ton for transition material and 14.18 ft3/ton for reduced material; royalty: 2.5% net smelter return (NSR); shipping and conversion costs: $0.37/lb. An overall 40º pit slope angle assumption was used.

SILVER ELEPHANT MINING CORP. (Formerly “Prophecy Development Corp.”)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2019
(Expressed in Canadian Dollars, except where indicated)

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

The Gibellini Technical Report provides an Inferred Mineral Resource of 7.52 million tons at a weighted average grade of 0.276% vanadium pentoxide (V2O5). The oxidation domains were not modeled. The total contained metal content of the estimate is 41.49 million pounds V2O5. The table below summarizes the Louie Hill deposit resource estimate:

Table 2: Mineral Resources Statement, Louie Hill

Confidence Category	Cut-offV2O5 (%)	Tons(Mt)	GradeV2O5 (%)	ContainedV2O5 (Mlb)
Inferred	0.101	7.52	0.276	41.49

Notes to accompany Mineral Resource table for Louie Hill:

1.
The Qualified Person for the estimate is Mr. E.J.C. Orbock III, RM SME, a Wood Group of companies employee. The Mineral Resources have an effective date of May 29, 2018. The resource model was prepared by Mr. Mark Hertel, RM SME.
2.
Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
3.
Oxidation state was not modeled.
4.
Mineral Resources are reported within a conceptual pit shell that uses the following assumptions: Mineral Resource V2O5 price: $14.64/lb; mining cost: $2.21/ton mined; process cost: $13.62/ton; general and administrative (G&A) cost: $0.99/ton processed; metallurgical recovery assumptions of 60% for mineralized material; tonnage factors of 16.86 ft3/ton for mineralized material, royalty: 2.5% net smelter return (NSR); shipping and conversion costs: $0.37/lb. For the purposes of the resource estimate, an overall 40º slope angle assumption was used.
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

The vanadium-hosted argillite unit ranges from 175 to over 300 ft thick and overlies gray mudstone and black shales. The argillite has been oxidized to various hues of yellow and orange to a depth of 100 ft and is believed to have been part an overall homogenous black shale unit. Alteration (oxidation) of the rocks is classified as one of three oxide codes: oxidized, transitional, and reduced.

No significant work has been conducted on the Gibellini Project since 2011 with some minor prospecting completed in October of 2018. The Company has not completed trenching or drilling activities since the Gibellini Project acquisition.

The power supply for the Gibellini Project site is assumed to be at 24.9 kV and supplied from a planned substation to be located near Fish Creek Ranch. This substation would tap and step-down the 69kV supply carried by the line to the nearby Pan Mine to 24.9kV and place it on a line to the Gibellini Project. Negotiations with the power utility, Mt. Wheeler Power will need to be undertaken to secure any future power supply contract and transmission line to the site.

On May 9, 2018, the Company submitted its Management’s plan of operations (the “MPO”) to the BLM and the Reclamation Permit Application to the BMRR. On July 8t, 2019 the Company announced it submitted an enhanced mining Plan of Operations that is designed to meet the needs set out by Secretarial Order 3355.

SILVER ELEPHANT MINING CORP. (Formerly “Prophecy Development Corp.”)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2019
(Expressed in Canadian Dollars, except where indicated)

The MPO was prepared by SRK Consulting (U.S.) Inc. with over 1,100 pages of detailed development plans for the open pit mining operations and processing facilities to extract and recover vanadium from the Gibellini Project with stated average mine production during the seven-year mine life of 15.7 million tons of ore material containing 120.5 million pounds of vanadium. The primary facilities include the: pit, waste rock disposal facility, mine office, auxiliary facilities such as water and power, crushing facilities and stockpile, heap leach pad, process facility, water ponds, borrow areas, and mine and access roads.

A map of the proposed facilities is available at www.silverelef.com.

In addition, the MPO includes the following designs along with associated environmental baseline studies:

1. Quality Assurance Plan

2. Storm Water Management Plan

3. Adaptive Waste Rock Management Plan

4. Monitoring Plan

5. Noxious Weed Management Plan

6. Spill Contingency Plan

7. Feasibility Study Level Pit Slope Design

8. Heap Leach and Waste Rock Dump Facility Stability Report

9. Geochemical Characterization Report

10. Water Management Plan

11. Closure and Reclamation Plan

12. Transportation Plan

13. Standardized Reclamation Cost Estimate

The baseline studies supplementing the MPO were completed by the previous operator between 2010 and 2012, and included studies of biological resources, cultural resources, surface water resources, ground water resources, and waste rock geochemical characterization.

In August 2018, the Company engaged NewFields, an environmental, engineering, and construction management consulting ﬁrm to advance EIS preparation for the Gibellini Project.

NewFields completed the Gibellini heap leach pad and waste dump designs (over 40 pages) as part of an overall basic engineering design lead by Scotia International of Nevada, Inc. in 2014. NewFields’ familiarity with the project should help to expedite permitting efforts at Gibellini.

PEA

On May 29, 2018, the Company received results of a PEA for the Gibellini Project. The PEA reported an after tax cumulative cash flow of $601.5 million, an internal rate of return of 50.8%, a net present value of $338.3 million at a 7% discount rate and a 1.72 years payback on investment from start-up assuming an average vanadium pentoxide price of $12.73 per pound. As of May 29, 2018, the price of vanadium pentoxide is $14.20 per pound according to www.asianmetal.com. The PEA was prepared by Wood and is based on the NI 43-101 compliant resource calculations reported above.

SILVER ELEPHANT MINING CORP. (Formerly “Prophecy Development Corp.”)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2019
(Expressed in Canadian Dollars, except where indicated)

Table 3: Highlights of the PEA (after tax)

All dollar values are expressed in US dollars unless otherwise noted

Internal rate of return	50.8%
Net present value (“NPV”)	$338.3 million at 7% discount rate
Payback period	1.72 years
Average annual production	9.65 million lbs V2O5
Average V2O5 selling price	$12.73 per lb
Operating cash cost	$4.77 per lb V2O5
All-in sustaining costs*	$6.28 per lb V2O5
Breakeven price**	$7.76 per lb V2O5
Initial capital cost including 25% contingency	$116.76 million
Average grade	0.26% V2O5
Strip ratio	0.17 waste to leach material
Mining operating rate	3.4 million tons (leach material and waste) per year
Average V2O5 recovery through Direct Heap Leaching	62%
Life of mine	13.5 years
*includes selling costs, royalties, operating cash cost, reclamation, exploration and sustaining capital costs.

**includes selling costs, royalties, operating cash costs, taxes (local, state, and federal), working capital, and sustaining and capital costs.

The PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA will be realized. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

Sensitivity Analysis

The tables below show the sensitivity analysis to the vanadium pentoxide price, grade, and to the PEA capital cost and operating costs. This sensitivity analysis indicates strong project economics even in very challenging conditions, and that the project is well positioned to benefit from the current rising vanadium price environment. A 20% increase in the vanadium price relative to the base case translates to a USD$491.3 million after-tax NPV at a 7% discount rate.

SILVER ELEPHANT MINING CORP. (Formerly “Prophecy Development Corp.”)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2019
(Expressed in Canadian Dollars, except where indicated)

Table 4: Sensitivity Analysis

All dollar values are expressed in US dollars unless otherwise noted

V2O5 price change	V2O5 price USD$/lb	After-taxIRR	After-tax NPVUSD$M @ 7%	After-taxcashflowUSD$M
30%	16.55	69%	568.0	996.0
20%	15.28	63%	491.3	864.4
10%	14.00	57%	415.2	733.2
Base price	12.73	51%	338.3	600.4
-10%	11.46	44%	261.0	467.2
-20%	10.18	36%	183.1	333.2
-30%	8.91	26%	103.9	196.9

V2O5 gradechange	V2O5grade	After-taxIRR	After-tax NPVUSD$M @ 7%	After-taxcashflowUSD$M
30%	0.34%	68%	554.4	972.8
20%	0.31%	63%	482.4	849.0
10%	0.28%	57%	410.7	725.4
Base grade	0.26%	51%	338.3	600.4
-10%	0.23%	44%	265.6	475.0
-20%	0.21%	37%	192.2	348.9
-30%	0.18%	28%	118.3	221.6

Capexchange	CapexUSD$M	After-taxIRR	After-tax NPVUSD$M @ 7%	After-taxcashflowUSD$M
30%	151.8	40%	307.2	564.3
20%	140.1	43%	317.6	576.3
10%	128.4	47%	328.0	588.4
Base Capex	116.8	51%	338.3	600.4
-10%	105.1	55%	348.6	612.5
-20%	93.4	61%	358.9	624.6
-30%	81.7	67%	369.3	636.8

SILVER ELEPHANT MINING CORP. (Formerly “Prophecy Development Corp.”)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2019
(Expressed in Canadian Dollars, except where indicated)

Opexchange	OpexUSD$M	After-taxIRR	After-tax NPVUSD$M @ 7%	After-taxcashflowUSD$M
30%	6.20	45%	257.9	450.2
20%	5.72	47%	284.8	500.3
10%	5.25	49%	311.6	550.4
Base Capex	4.77	51%	338.3	600.4
-10%	4.29	53%	364.8	650.0
-20%	3.82	55%	390.7	698.4
-30%	3.34	56%	416.0	745.4

Mining & Processing

Mining at the Gibellini and Louie Hill projects is planned to be a conventional open pit mine utilizing a truck and shovel fleet comprised of 100-ton trucks and front end loaders. Average mine production during the 13.5 year mine life is 3.4 million tons of leach material (3 million tons) and waste (0.4 million tonnes) per year at a strip ratio of 0.17. Mining is to be completed through contract, with the Company’s mining staff overseeing the contracted mining operation and performing the mine engineering and survey work.

Table 5

	Oxide‘000 tons	Transition‘000 tons	Reduced‘000 tons	Grade% V2O5	Metal containedV2O5 (Mlb)	Metal ProducedV2O5 (Mlb)
YR 1	2,600	400	—	0.291	17.440	10.633
YR 2	2,400	600	—	0.278	16.690	10.480
YR 3	1,760	1,240	—	0.310	18.580	12.067
YR 4	650	2,350	—	0.372	22.320	15.217
YR 5	310	2,680	10	0.366	21.950	15.185
YR 6	2,240	750	10	0.315	18.920	11.928
YR 7	3,000	—	—	0.316	18.980	11.394
YR 8	1,910	700	380	0.189	11.310	7.085
YR 9	690	1,220	1,090	0.216	12.940	8.023
YR 10	110	370	2,520	0.208	12.480	6.898
YR 11	450	360	2,180	0.182	10.910	6.103
YR 12	50	140	2,820	0.166	9.980	5.349
YR 13	390	10	2,600	0.183	10.970	5.839
YR 14	1,710	—	—	0.195	6.670	4.096
Totals:	18,290	10,830	11,590	0.258	210.15	130.297

SILVER ELEPHANT MINING CORP. (Formerly “Prophecy Development Corp.”)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2019
(Expressed in Canadian Dollars, except where indicated)

The processing method envisioned for the Gibellini Project will be to feed leach material from the mine via loader to a hopper that feeds the crushing plant. The leach material will then be fed to an agglomerator where sulfuric acid, flocculent and water will be added to achieve adequate agglomeration. The agglomerated leach material will be transported to a stacker on the leach pad, which will stack the material to a height of 15 feet. Once the material is stacked, solution will be added to the leach heap at a rate of 0.0025 gallons per minute per square foot. The solution will be collected in a pond and this pregnant leach solution will be sent to the process building for metal recovery where it will go through solvent extraction and stripping processes to produce the vanadium pentoxide.

Vanadium Recoveries and Metallurgical Testing

Approximately 130.3 million pounds of V2O5 is expected to be produced from Gibellini and Louie Hill leaching operations at an average recovery of 62% (oxide: 60%, transition: 70% and reduced: 52%). The heap leaching is performed at ambient temperature and atmospheric pressure without pre-roasting or other beneficiation process. The pregnant leach solution is continuously collected with leach material undergoing, on average, a 150-day heap-leaching cycle. Table 6 below summarizes the projected metallurgical recoveries used in the PEA for the three defined oxidation-type domains.

Table 6

Mill Feed Material Type	Direct Leaching Recovery
Oxide	60%
Transition	70%
Reduced	52%

The direct heap leach vanadium recovery estimates used in the PEA were based on extensive metallurgical testing work performed by SGS Lakefield Research Laboratories, Dawson Minerals Laboratories, and McClelland Laboratories. Samples were selected from a range of depths within the deposit, representative of the various types and styles of mineralization. Samples were obtained to ensure that tests were performed on sufficient sample mass. The end results demonstrated low acid consumption (less than 100 lb acid consumption per ton leached) and high recovery through direct leaching. Notable test results included the following:

Acid Heap Leach Testing of a Gibellini Bulk Sample, McClelland Laboratories, September 4, 2013

A series of trenches were excavated and approximately 18 tons of material were sent to McClelland Laboratories for pilot testing. The material was air dried and stage crushed to 2” where a column sample was cut for 12” columns and then the leach material was crushed to – ½”. A head sample was taken and material for bench marking columns, and a bottle roll test was also taken. The results of the pilot plant testing are shown in Table 7:

SILVER ELEPHANT MINING CORP. (Formerly “Prophecy Development Corp.”)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2019
(Expressed in Canadian Dollars, except where indicated)

Table 7

Crush Size 100%Passing	Test Type	Time (Days)	Head Grade%V*	% VanadiumRecovery	AcidConsumptionlbs/st
50 mm (2”)	Column, open circuit	123	0.299	76.6%	88
12.5 mm (1/2”)	Column, open circuit	123	0.313	80.2%	72
12.5 mm (1/2”)	Column, closed circuit	199	0.284	68.3%	84
12.5 mm (1/2”)	Column, closed circuit	Column, closed circuit	0.313	74.0%	96
12.5 mm (1/2”)	Bottle Roll	4	0.286	67.1%	74
1.7 mm (-10m)	Bottle Roll	4	0.286	66.3%	66
-75µ	Bottle Roll	4	0.279	67.6%	62
-75µ	Bottle Roll	30	0.298	74.2%	54
*to convert V to V2O5, multiply V by 1.7852.

Solvent Extraction (SX) Test Work
The design parameters from this test work are:

● SX Extraction pH Range 1.8 to 2.0

● Di-2-Ethyl Hexyl Phosphoric Acid Concentration 0.45 M (~17.3% by weight) Cytec

● 923 Concentration 0.13 M (~5.4% by weight)

● The Organic Diluent is Orform SX-12 (high purity kerosene)

● SO2 addition of 1.0 to 1.5 g/l

● Strip Solution Sulfuric Acid Concentration 225 to 250 g/l SX

● Extraction Efficiency ~97%

● SX Strip Efficiency ~98%

Pilot Scale Solvent Extraction Testing on Vanadium Bearing Solutions from Two Gibellini Project Column Leach Tests, McClelland Laboratories, September 16, 2013

Solvent extraction (“SX”) processing was conducted to recover vanadium from sulfuric acid pregnant leach solution (“PLS”) generated during pilot column testing on bulk leach samples from the Gibellini project. Laboratory scale testing was conducted on select solutions generated during the pilot SX processing, to optimize the SX processing conditions. Additional laboratory scale testing was conducted on the loaded strip solution generated during the pilot SX testing, to evaluate methods for upgrading and purifying it to levels that may be required for sale of a final vanadium bearing product.

The final pregnant strip solution was 6.1% vanadium, 250 g/l sulfuric acid with approximately 2% Fe and Al. The solution was suitable for oxidation using sodium chlorate to convert the V+4 to V+5 which was then precipitated using ammonia to make ammonium metavanadate (“AMV”). To make a vanadium product for the steel industry, this AMV is calcined (ammonia driven off) and heated to above 700°C (the fusion temperature of V2O5). This fused V2O5 would then be cooled on a casting wheel, pulverized and packaged. Additionally, using ion exchange resins in conjunction with solvent extraction, strip solution was produced which met or exceeded specifications of electrolyte for vanadium flow batteries.

SILVER ELEPHANT MINING CORP. (Formerly “Prophecy Development Corp.”)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2019
(Expressed in Canadian Dollars, except where indicated)

In August of 2018, the Company received metallurgical results from its technology partner, NWME from samples collected during a site visit in March of 2018. Tests were performed at it’s laboratory testing facilities located in Xi’an, China. NWME utilized a SX processing method to recover vanadium from sulfuric acid PLS generated by bottle roll and column test acid leaching on Gibellini samples. The solution was reduced and then precipitated using ammonia to make AMV. The AMV was calcined and heated then cooled and pulverized. A vanadium pentoxide with 98.56 % purity content was produced. The assay for this work is shown below:

Table 8

V2O5%	SI %	Fe %	P %	S %	As %	Na2O %	K2O %	Al %	U %
98.56	0.0078	0.88	0.058	0.47	0.0026	0.43	0.052	0.22	0.0001

Uranium content is less than 0.0001% which does not affect the marketability of the product.

The PLS was produced with very low deleterious elements which enabled using an efficient SX process. The PLS V2O5 concentration was 1.15 gram per liter and the Pregnant Strip Solution V2O5 concentration was 39.61 grams per liter.

Capital and Operating Costs

The projected capital costs for the Gibellini vanadium project over a 1 ½ year construction period and mine life average operating costs are summarized in Tables 9 and 10 below. The capital cost includes 25% contingency or USD23.4 million.

SILVER ELEPHANT MINING CORP. (Formerly “Prophecy Development Corp.”)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2019
(Expressed in Canadian Dollars, except where indicated)

Table 9: Pre-Production Capital Cost
All dollar values are expressed in US dollars unless otherwise noted

Cost Description	Total(USD$000s)
Open Pit Mine
Open pit mine development	1,412
Gibellini incremental WRSF	212
Mobile equipment	111
Infrastructure-On Site
Site prep	2,431
Roads	1,391
Water supply	2,007
Sanitary system	61
Electrical – on site	2,052
Communications	165
Contact water ponds	174
Non-process facilities – buildings	7,583
Process Facilities
Mill feed handling	15,380
Heap leach system	20,037
Process plant	14,441
Off-Site Infrastructure
Water system	4,495
Electrical supply system	3,227
First fills	860
Subtotal Total Direct Cost	76,039
Construction indirect costs	4,254
Sales tax / OH&P	4,236
EPCM	8,879
Total Before Contingency	93,409
Contingency (25%)	23,352
Total Project Cost	116,761

SILVER ELEPHANT MINING CORP. (Formerly “Prophecy Development Corp.”)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2019
(Expressed in Canadian Dollars, except where indicated)

Table 10: Operating Costs

Total Cash Operating Cost	USD$ per Ton Leached	USD$ per lb of V2O5 Produced
G&A	0.99	0.31
Mining Cost	2.72	0.85
Total Processing Cost	11.54	3.61
Total	15.26	4.77
(All dollar values are expressed in US dollars unless otherwise noted)

The cash operating costs in the first half of the project covering years 1-7 is USD$3.59 per lb of V2O5 produced and for the years 8-14 is USD$7.12 per lb of V2O5 produced, resulting in the weighted average cash cost of USD$4.77 per lb of V2O5 produced. The cash operating cost is lower in the first half of the project due to processing higher grade material.

Permitting

Vanadium has been listed as one of 23 metals critical to the US economy by the U.S Geological Survey since December 2017. There are currently no active primary vanadium mines in North America. As a result of direction from Secretary of the Interior Order No. 3355 (Streamlining National Environmental Policy Reviews and Implementation of Executive Order 13807) the Company anticipates the Gibellini EIS will not be more than 150 pages (excluding appendices) and the BLM to complete the Gibellini final EIS within one year from the issuance of the NOI

On June 19, 2019, the Company announced the appointment of a third party NEPA contractor and SWCA Environmental Consultants to work under the direction of the BLM per the provisions of a Memorandum of Understanding between SWCA Environmental Consultants, BLM and the Company to prepare the EIS for the and assist the BLM in the maintenance of the administrative record.

The Gibellini EIS will be one of the first mining EIS’s done under Secretarial Order 3355 (“SO 3355”) that mandates the Final EIS cannot exceed 150 pages in length and must be completed within one year of the publication date of the NOI for the EIS in the Federal Register. A project schedule has been developed with the BLM that targets the first quarter of 2020 for the NOI to be published and the EIS formally started.

Appointment of the EIS contractor allows the contractor to participate in the review of the Enhanced Baseline Reports, the Mine Plan of Operations and all relevant data and project information that will serve as the foundation for the NEPA review. This early start by the BLM EIS contractor will ensure a streamlined EIS process once the formal NEPA process begins after the publication of the NOI in the Federal Register.

On July 8, 2019, the Company announced that it submitted an enhanced mining Plan of Operations (“POO”) in June 2019 to the BLM and Reclamation Permit Application to the BMRR. This enhanced POO conforms to requirements that are aimed to satisfy timelines set out by Federal Secretarial Order 3355, which is a key difference from this POO and the POO that was submitted in 2018 (see Company’s news release dated May 9, 2019,The POO which was submitted on schedule and prepared under budget, incorporated data and information from a number of consulting companies that are working on the project. Having submitted all the requisite environmental baseline studies, the Company’s POO submission is the last major step before the publication of the NOI which will initiate the EIS process under the Secretary of Interior Order No. 3355 (Streamlining National Environmental Policy Reviews and Implementation of Executive Order 13807; see the Company’s press release dated March 28, 2018). The streamlined EIS process from NOI to the record of decision (“ROD”) is one year. Upon receipt of a positive ROD and issuance of Nevada State permits, the Company plans to start mine construction in 2021 subject to project financing completion and begin vanadium production by Q4 2022.

SILVER ELEPHANT MINING CORP. (Formerly “Prophecy Development Corp.”)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2019
(Expressed in Canadian Dollars, except where indicated)

This POO details the development plans for the open pit mining operations and processing facilities to extract and recover vanadium from the Gibellini Project with stated average mine production during the seven-year mine life of 15.7 million tons of materialized resource containing 120.5 million pounds of vanadium. The POO also includes an exploration plan to fully define all the additional mineralized target areas within the Project claim block. The primary facilities include the: pit, waste rock disposal facility, mine office, auxiliary facilities such as water and power, crushing facilities and stockpile, heap leach pad, process facility, water ponds, borrow areas, and mine and access roads.

Engineering Procurement Construction Management:

On August 15, 2018, the Company issued a request for proposal (the “RFP”) for EPCM from qualified bidders. In December 2018 the Company selected M3 Engineering & Technology Corporation (“M3”) of Tucson, Arizona to provide engineering, procurement, construction and management services (EPCM) for its Gibellini Vanadium Project in response to its Request for Proposal. M3 was selected for its specific experience in heap leach engineering, and construction expertise in arid environments such as Nevada and Arizona.

The EPCM consists of three phases:

●
Phase 1 includes updating and simplifying previous basic engineering designs from producing delicate vanadium battery electrolyte to producing standard vanadium pentoxide off take product. The other parts of the design such as mine design, waste dump design, road design, borrow pit design, buildings and infrastructure designs will not be substantially changed.

●
Phase 2 will consist of procurement of the required equipment, services and developing the detailed engineering design required to build the project facilities.

●
Phase 3 will outline construction management services to build the facilities to accomplish the actual work.

The Company expects Phase 1 of the EPCM to be completed in 2020; Phase 2, to be completed in 2021; Phase 3, to commence in 2021, completed in 2022 and the Gibellini Project wet commissioning expected to be in 2022.

To try to minimize technical and implementation risk, the Company is working closely with its chosen technology partner, NWME, to fine tune metallurgy, process design and engineering, and ensure maximum vanadium recovery and high-grade vanadium pentoxide commercial product on site. NWME owns and is currently operating the world’s largest black-shale vanadium mine in China with an environmentally friendly, hydrometallurgical leach processing technology without the need of a pre-roasting step (see the Company’s news release dated March 12, 2018 for more details.

NWME conducted a Gibellini site visit in March 2018 and analyzed Gibellini samples in its laboratories. The results of this work are discussed in the following section.

Test Results

Samples collected by NWME’s technical team during their visit to the Project’s site in February 2018 were analyzed at NWME’s facility in Xi’an, China. Approximately 250 kg of material was submitted for analysis. The results are described herein.

98.6% V2O5 Produced on the 1st Run with Simple Conventional Flowsheet

NWME used SX processing method to recover vanadium from sulfuric acid PLS generated by bottle roll and column test acid leaching on Gibellini samples. The solution was reduced and then precipitated using ammonia to make AMV. The AMV was calcined and heated then cooled and pulverized. A vanadium pentoxide with 98.56 % purity content was produced. The assay for this work is shown in Table 11 below:

SILVER ELEPHANT MINING CORP. (Formerly “Prophecy Development Corp.”)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2019
(Expressed in Canadian Dollars, except where indicated)

Table 11: Gibellini Vanadium Pentoxide Assay

V2O %	SI %	Fe %	P %	S %	As %	Na2O %	K2O %	Al %	U %
98.56	0.0078	0.88	0.058	0.47	0.0026	0.43	0.052	0.22	0.0001

Uranium content is less than 0.0001% which does not affect the marketability of the product.

The PLS was produced with very low deleterious elements which enabled using an efficient SX process. The PLS V2O5 concentration was 1.15 gram per liter and the Pregnant Strip Solution V2O5 concentration was 39.61 grams per liter.

Overall Vanadium Recovery of Over 60% and Low Acid Consumption

PLS was produced from both bottle roll and column tests. Sulfuric acid was added to the feed material with the bottle rolling for 1 hour, then the open bottle was allowed to cure for 24 hours and water was added to the bottle to attain the desired density (40%). Initial samples were taken at 6 hours, 12 hours, 24 hours, 36 hours, 48 hours and then once a day until the bottle roll was completed.

In column tests, sulfuric acid was added to the feed material and the material was allowed to cure for 24 hours before initiating the leaching. Leaching was conducted by applying 108 grams per liter acid solution over the material. PLS was collected every 24 hours and samples were taken for vanadium analysis. All the tests were performed at room temperature and at atmospheric pressure. The results of the tests are given in Table 12:

Table 12

Test	Leach Time	Vanadium Recovery %	Sulfuric Acid Consumed kg/t
Column Test	21 days	70.74	100
Bottle Roll Test - investigate the effect of the curing method and increase of sulfuric acid addition on the vanadium recovery	50 hours	62.8	150
Bottle Roll Test - investigate addition of NWME prepared leaching agent on the vanadium recovery	144 hours	66.5	100
Bottle Roll Test - investigate the leaching of coarse feed (2mm) on the vanadium recovery	216 hours	63.7	100

The results of the bottle roll and column leach tests performed by NWME largely validate the results of previous tests performed by McClelland Laboratories on Gibellini bulk sample in 2013 (18 tons of material).

The NWME test samples were not agglomerated and were on short leach time of 21 days for column tests and 5 days for bottle roll tests. The Company studied both the NWME test and McClleland test in detail and believe the results were consistent, whereby 70% recovery can be achieved with longer leach cycle (over 100 days McClelland Laboratories vs 21 days NWME) and less acid consumption (50 kg of acid per tonne of material McClelland Laboratories vs 100 kg of acid per tonne of material NWME).

A summary of acid heap leach tests of a Gibellini bulk sample, completed at McClelland Laboratories, September 4, 2013 is tabulated in Table 13 below:

SILVER ELEPHANT MINING CORP. (Formerly “Prophecy Development Corp.”)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2019
(Expressed in Canadian Dollars, except where indicated)

Table 13

Size	Test Type	Time (Days)	Vanadium Recovery %	Head Grade % V2O5	Sulfuric Acid Consumed kg/t

50 mm (2”)	Column, open circuit	123	76.6	0.53	39.9
12.5 mm (1/2”)	Column, open circuit	123	80.2	0.56	32.7
12.5 mm (1/2”)	Column, closed circuit	230	68.3	0.51	38.1
12.5 mm (1/2”)	Column, closed circuit	198	74.0	0.56	43.5
12.5 mm (1/2”)	Bottle Roll	4	67.1	0.51	33.6
1.7 mm (-10m)	Bottle Roll	4	66.3	0.51	29.9
-75µ	Bottle Roll	4	67.6	0.50	28.1
-75µ	Bottle Roll	30	74.2	0.53	24.5

Representative Feed Grade with Benign Test Conditions that Can be Replicated in Commercial Setting

The leaching bottle roll and column tests were performed at room temperature and at atmospheric pressure based on Gibellini’s representative grade from grab sampling method across the width of the mineralization at various locations of the Project. These samples are characterized in Table 14:

Table 14

Sample Number	Sample ID	Weight kg	Head Grade V2O5 (%)
1	18-L6-28	17.0	0.665
2	18-L6-29	17.0	0.885
3	18-L6-30	12.5	0.370
4	18-L6-31	18.0	0.210
5	18-L6-32	13.5	0.420
6	18-L6-33	22.5	0.280
7	18-L6-34	19.0	0.315
8	18-L6-35	20.0	0.185
9	18-L6-36	18.0	0.165
10	18-L6-37	20.0	0.195
Total		177.5

For the purpose of metallurgical testing, the samples were mixed to produce a composite material with the average grade of 0.30% V2O5 which is representative of Gibellini resource grade. The composite material was ground to -75 lm feed. The Company believes the test conditions can easily be replicated in a commercial heap leach setting with low technical and implementation risk.

Unique Vanadium Mineralogy in Achieving Remarkable Recovery at Room Temperature and Atmospheric Pressure

NWME performed detailed mineralogical analysis which included microscope identification using a Carl Zeiss Axioskop, XRD analysis on Bruker D8-A25 XRD, multi-element analysis, electron probe X-ray microanalysis on JEOL JXA 8230, scanning electron microscopy/energy dispersive X-ray spectroscopy analysis on Mineral Liberation Analizer 650 and V element phase analysis. This mineralogical analysis confirmed that the Gibellini resource has a high percentage of independent vanadium minerals (“IVM”) such as kazakhstanite, shubnelite, sherwoodite, bokite, which can be leached easily at room temperature and atmospheric pressure within a short time frame.

NWME noted the unique nature of the Gibellini samples with over 45% IVM versus numerous other typical black shale deposits which they have encountered containing less than 10% IVM.

All of the test work carried out on the material from the Gibellini Project indicate that there is a two-stage leaching phenomenon in Gibellini ore - approximately 50% of the vanadium leaches in the first 96 hours (independent vanadium minerals), and the remaining leaching approximately 15 to 20% occurs over a longer time horizon.

Heap leaching is the lowest-cost recovery method compared to roasting, and pressured container VAC leaching; whereby capital costs can compound to multiple times greater for the same throughput. Gibellini’s high IVM content is a key competitive differentiator which places the deposit in the top tier of black shale deposits in terms of pre-production capital cost required based on NWME’s research. The mineralogical results of the Gibellini ore as characterized by NWME’s test work is shown in Table 15:

Table 15

Mineral composition		Mineral content %	V content in minerals %	V distribution %
Independent vanadium minerals 45.2% of vanadium content	Kazakhstanite	0.15	40.91	19.77
	Shubnelite	0.13	27.86	11.67
	Sherwoodite	0.08	34.54	8.90
	Bokite	0.03	36.51	3.53
	Melanovanadite	0.01	41.27	1.33
Vanadium-bearing layered aluminosilicate minerals 20.8% of vanadium content	Sericite	8.59	0.57	14.63
	Illite	5.58	0.28	5.03
	Chlorite	0.81	0.44	1.14
	Nacrite-palygorskite	0.70	-	-
Vanadium-bearing layered iron oxide, sulfate 34% of vanadium content	Limonite	1.76	5.48	31.07
	Strengite	0.64	0.49	1.01
	Jarosite	0.48	1.24	1.92
Gangue	Quartz	75.88	-	-
	Apatite	2.83	-	-
	Potassium feldspar	0.73	-	-
	Dolomite	0.66	-	-
	Carbonaceous	0.45	-	-
	Rutile	0.25	-	-
	Barite	0.04	-	-
	Pyrite	0.20	-	-
Total		100.00		100.00

SILVER ELEPHANT MINING CORP. (Formerly “Prophecy Development Corp.”)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2019
(Expressed in Canadian Dollars, except where indicated)

Low Carbonate Content Results in Exceptional Low Acid Consumption
NWME detailed mineralogical analysis which included microscope identification using a Carl Zeiss Axioskop, XRD analysis on Bruker D8-A25 XRD, multi-element analysis, electron probe X-ray microanalysis on JEOL JXA 8230, scanning electron microscopy/energy dispersive X-ray spectroscopy analysis on Mineral Liberation Analyzer 650 and V element phase analysis, confirmed the extremely low carbonaceous content of Gibellini’s oxide and transition samples. This explains the low acid consumption (less than 50 kg per tonne) compared to other average black shale deposits of 200 kg to 300 kg per tonne based on extensive NWME data compilation. Given acid cost accounts for approximately 50% of the Project’s operating expenses, Gibellini’s low carbon content is a key competitive differentiator which places it in the top tier of black shale deposits in terms of processing cost based on NWME’s findings.

The following table is a generalized comparison of Gibellini’s deposit to a composite of typical black shale vanadium deposits:

Table 16

	Gibellini Vanadium Deposit	Black Shale Series Vanadium Deposits
Host Rock	Silica State	Carbon Siliceous Rocks with Mudstone
The Mineral Composition	High Silica, Low Aluminium and Low Carbonaceous. SiO2-78.40%; Al2O3 - 4.13%; T(C) - 0.47%	High Silica, High Aluminum and High Carbonaceous. SiO2-62-93%; Al2O3 > 7%; T(C) > 10%

The next step for NWME will be to investigate the application of NWME’s proprietary technology to Gibellini mineral to produce a high purity vanadium pentoxide product with 99.5% V2O5 content. During the Company’s team visit to NWME’s processing facilities in China in June 2018, NWME commented that its own black-shale vanadium mine produces exclusively 99.5% V2O5 which commands a 15 to 25% pricing premium (compared to benchmark 98% purity) to supply to the vanadium battery, chemical, and aerospace industries. The Company delivered the representative samples from the Project with a total weight of approximately 1 tonne to NWME in China and the test has begun. The Company expects to receive the results from the second phase of metallurgical testing by NWME in the second half of 2019.

On March 26, 2019, the Company announced vanadium assay results from its Fall 2018 exploration reconnaissance program on the Gibellini Project. The 155 assays are taken from three prospective exploration areas all within 5km to existing Gibellini vanadium NI43-101 compliant resource pit outline. Surface grab samples assay as high as 2% vanadium pentoxide (V2O5) and 75 samples (48% of total 155) have V2O5 grades greater than the Gibellini deposit’s cut-off grade of 0.101% V2O5 at $12.5/lb V2O5; V2O5 currently trades at approximately $16/lb.

The high vanadium assay results along the 5-kilometer northeast-southwest trend which line-up the Northeast Prospect, through Gibellini Hill, Louie Hill, Middle Earth Prospect, and Big Sky Prospect providing an indication of potential and possibly significant future expansion of vanadium mineralization along this corridor.

Detailed maps are available at www.silverelef.com.

Big Sky Prospect (300m by 50m)

The Big Sky prospect occurs 3.1 km southwest of the Gibellini Hill measured and indicated resource and 1.8 km southwest of Louie Hill inferred resource. A total of 62 samples were taken, of which 40% (n=25) returned assays greater than Gibellini cut-off grade. Sixteen (16) samples returned assays >0.200 V2O5. The distribution of samples occurs along a 300 meter exposure of the Woodruff Formation. Assays showing >0.200 V2O5 are shown in Table 17.

SILVER ELEPHANT MINING CORP. (Formerly “Prophecy Development Corp.”)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2019
(Expressed in Canadian Dollars, except where indicated)

Table 17. V2O5% grab sample assay results at Big Sky prospect for samples with >0.200%

SAMPLE ID	Prospect	V2O5%
301910	Big Sky	0.261
301913	Big Sky	0.223
301915	Big Sky	0.346
301916	Big Sky	0.400
301918	Big Sky	0.712
301920	Big Sky	0.264
301926	Big Sky	0.580
301927	Big Sky	2.008
301928	Big Sky	0.848
301944	Big Sky	0.264
301946	Big Sky	0.280
301947	Big Sky	0.218
301950	Big Sky	0.261
302050	Big Sky	0.214
302054	Big Sky	0.787
302055	Big Sky	1.982

Middle Earth Prospect (200m by 70m)

The Middle Earth prospect occurs 1.7 km southeast of the Gibellini Hill deposit and 300 meters south of the Louie Hill deposit. A total of 50 samples were collected of which 68% (n=34) returned assays >0.101% V2O5 or the Gibellini cut-off grade. Twenty-seven (27) samples returned assays >0.200 V2O5. The samples are distributed over 3 road cuts of exposed Woodruff Formation making up a 200 meter by 70-meter areal footprint. Assays showing >0.200 V2O5 are shown in Table 18.

SILVER ELEPHANT MINING CORP. (Formerly “Prophecy Development Corp.”)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2019
(Expressed in Canadian Dollars, except where indicated)

Table 18. V2O5% grab sample assay results at Middle Earth prospect for samples with >0.200%

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

Northeast Trench Prospect (500m by 300m)

The Northeast Trench prospect occurs 1.2 km northeast of the Gibellini Hill deposit and 2.5 km northeast of the Louie Hill deposit. A total of 43 samples were collected of which 37% (n=16) returned assays >0.101% V2O5 or the Gibellini cut-off grade. Three (3) samples returned assays >0.200 V2O5. The samples are distributed through road cuts (“trenches”) and dry gulches of exposed Woodruff Formation making up a 500 meter by 350-meter areal footprint. The exposure at the Northeast Trench is greatly obscured by colluvium material however the extent where it is exposed might indicate a large volume of Woodruff Formation yet to be explored. Assays showing >0.200 V2O5 are shown in Table 19.

SILVER ELEPHANT MINING CORP. (Formerly “Prophecy Development Corp.”)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2019
(Expressed in Canadian Dollars, except where indicated)

Table 19. V2O5% grab sample assay results at Northeast Trench prospect for samples with >0.200%

SAMPLE ID	Prospect	V2O5%
302004	NE Trench	0.239
302005	NE Trench	0.380
302016	NE Trench	0.303

Water supply

On August 20, 2018, the Company secured water supply for the Gibellini Project construction and operation. The Company signed a 10-year Agreement with the owner of a private ranch, located approximately 14.5 km from the Gibellini Project. The Agreement can be extended for any number of additional 7-year terms, not to exceed (with the primary term) a total of 99 years.

Per the terms of the Agreement, the lessor granted to the Company the rights to 805 acre-feet (approximately 262.4 million gallons) of water per year for the Gibellini Project, at a minimum flow rate of 500 gallons per minute (“gpm”) from its year-round springs surface water stream. The water flow rate was measured at the ranch springs in 1965, in 1981, from December 2011 to September 2013, and most recently, in 2017. The water flow rate ranges from 1,000 to 3,900 gpm with an average flow rate of 2,690 gpm, which exceeds the project’s maximum water operational requirement of 420 gpm based on the process engineering design prepared by Scotia International of Nevada, Inc. as a part of engineering, procurement, construction and management work done in 2014.license
The Gibellini Project completed water-related baseline studies including the drilling of water-test wells, water source data collection, characterization, flow rate testing and modeling. Due to the fact that the Agreement provides a source of water from surface springs located on a private ranch and baseline studies related to it have been completed, the Company expects to significantly expedite the permitting process by eliminating the need to appropriate water rights from the Nevada Division of Water Resources (“DWR”).

Offtake and project financing
The Company has received unsolicited expressions of interest from various potential investment sources and is currently engaged in discussions with potential cornerstone investors, vanadium product off-takers and banks on potential equity, debt and prepaid off-take financing possibilities. The Company expects to report material progress in due course.

On October 31, 2019, the Company submitted permit applications for the Water Pollution Control Permit and the Class II Air Quality Permit. These Nevada state permits have been developed to provide construction level engineering that supports the mine plan previously submitted to the BLM in the Plan of Operations. Comments received from both the BLM and SWCA were used as guidance in the engineering design to ensure the State and Federal Permits are aligned and reflect the most current guidance provided by both the NDEP and BLM.
NDEP Water Pollution Control Permit

Mining in Nevada is regulated under the authority of the Nevada Revised Statutes (NRS) 445A.300-NRS 445A.730 and the Nevada Administrative Code (NAC) 445A.350-NAC 445A.447. Water Pollution Control Permits (WPCP) are issued to an operator prior to the construction of any mining, milling, or other beneficiation process activity. Facilities utilizing chemicals for processing ores are required to meet a zero-discharge performance standard such that Waters of the State will not be degraded.

The engineering design for heap leaching, the processing facility, and the mine design (M3 Engineering and Newfields Companies, LLC) was integrated into to the site Closure Plan that was also submitted as part of the WPCP application. This design will facilitate concurrent closure of the heap as each heap cell is finished leaching. This will allow the Closure Plan to be initiated during operations. At the end of active mining, the site can be closed at minimal technical risk. This reduces the closure duration and liability and the commensurate reclamation bond.

SILVER ELEPHANT MINING CORP. (Formerly “Prophecy Development Corp.”)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2019
(Expressed in Canadian Dollars, except where indicated)

Air Quality Class II Permit

The Nevada Bureau of Air Pollution Control issues air quality operating permits to stationary and temporary mobile sources that emit regulated pollutants to ensure that these emissions do not harm public health or cause significant deterioration in areas that presently have clean air. This is achieved by stipulating specific permit conditions designed to limit the amount of pollutants that sources may emit into the air as a regular part of their business processes.

Any process/activity that is an emission source requires an air quality permit. Nevada Revised Statute (NRS) 445B.155 defines an emission source as “any property, real or personal, which directly emits or may emit any air contaminant.”

The Class II Permit for Gibellini is for facilities that emit less than 100 tons per year for any one regulated pollutant. Since the vanadium processing will utilize a heap leach, the emissions will be under the threshold for more complex air permits. The engineering design incorporates stringent emission control technology to minimize emissions. The modeled emissions from the entire Gibellini Project are well below the National Ambient Air Quality Standards (NAAQS).

The Enhanced Baseline Reports (EBR’s) were extensively used in the Project engineering design to ensure that potential environmental impacts identified in the EBR’s would be avoided or minimized by facility design. These engineering controls help ensure that avoidance of potential environmental impacts is “built into” the project from the start of the design process. Doing so will allow Environmental Protection Measures to be taken to minimize the risk of impacts that cannot be completely avoided in the design and ensure up-front project planning that is sensitive to all environmental resources.
Integration with BLM 12-month 3355 EIS Process

The Nevada state permit applications were brought forward in the permitting process to identify any issues resulting from NDEP review that could affect the project design in the Plan of Operations early. By resolving the State permitting issues prior to the start of the EIS, it will help ensure that the 12-month schedule mandated by the BLM Secretarial Order 3355 (S.O. 3355) can be met and interruptions to the schedule can be avoided.

The Company continues with its EPCM work and expects Phase 1 of the EPCM, updating basic engineering design, to be completed by 2020; Phase 2, equipment procurement and detailed engineering design, to be completed in 2021; Phase 3, facilities construction, to start in 2021 and be completed in 2022 with the Gibellini Project wet commissioning expected to be in 2022.
During the year ended December 31, 2019, the Company incurred total costs of $4,956,938 (same period 2018 - $2,727,759) for the Gibellini Project including for $3,200,773 (2018 - $1,509,587) for geological and engineering services, $1,470,007 (2018 - $831,023) for personnel, legal, general and administrative expenses and $286,158 (2018 - $387,149) for royalties, fees and taxes.

2020 Outlook

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

The Company’s 2020 Gibellini objectives are:

●
Trigger EIS NOI by end of quarter 1, 2020;
●
Develop strategy with State of Nevada to potentially fill US Critical Mineral Inventory;
●
Explore off-take options for vanadium products; and
●
Complete all Nevada permits.

SILVER ELEPHANT MINING CORP. (Formerly “Prophecy Development Corp.”)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2019
(Expressed in Canadian Dollars, except where indicated)

Pulacayo-Paca Property, Bolivia

On January 2, 2015, pursuant to the terms of the acquisition agreement entered into between the Company and Apogee Silver Ltd. (“Apogee”), the Company acquired the Pulacayo Project in Bolivia through the acquisition of the issued and outstanding shares of ASC Holdings Limited and ASC Bolivia LDC, which together, hold the issued and outstanding shares of ASC Bolivia LDC Sucursal Bolivia. ASC Bolivia LDC Sucursal Bolivia controls the mining rights to the concessions through a separate joint venture agreement with the Pulacayo Ltda. Mining Cooperative who hold the mining rights through a lease agreement with state owned Mining Corporation of Bolivia, COMIBOL.

The Pulacayo Project comprises seven concessions covering an area of approximately 3,550 hectares of contiguous mining concessions centered on the historical Pulacayo mine and town site. The Pulacayo Project is located 18 km east of the town of Uyuni in the Department of Potosi in southwestern Bolivia. The Project is also located 107 km northeast of Sumitomo Corporation’s San Cristobal silver mine, 185 km southwest of Coeur Mining, Inc.’s San Bartolome silver mine, and 139 km north of Pan American Silver Corp.’s San Vicente silver mine.

On October 7, 2019, the Company announced that the Pulacayo Mining Production Contract (“MPC”) between the Company and COMIBOL which was executed on October 3, 2019. The MPC grants the Company the 100% exclusive right to develop and mine at the Pulacayo and Paca concessions for up to 30 years. It is comparable to a mining license in Canada or the United States.

In November 2017, the Company received an independent technical report with an effective date of October 20, 2017 titled “Updated Mineral Resource Estimate and Technical Report for the Pulacayo Project” (the “Report”). The Report was prepared by Mercator Geological Services Limited (“Mercator”) on the Company’s Pulacayo Project and has been filed under the Company’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com.

The Report describes resources estimated following the guidelines of the CIM Definition Standards for Mineral Resources and Mineral Reserves.

Two mineral resource estimates were disclosed according to the requirements NI 43-101. The first for the Pulacayo deposit and the second for the Paca deposit.

SILVER ELEPHANT MINING CORP. (Formerly “Prophecy Development Corp.”)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2019
(Expressed in Canadian Dollars, except where indicated)

Pulacayo Deposit

Results of the mineral resource estimate prepared by Mercator for the Pulacayo deposit are presented below in Table 20 and filed via SEDAR at www.sedar.com.

The Report outlined 2.08 million tonnes at a weighted average grade of Ag 455 g/t, Pb 2.18%, Zn 3.19% (Ag Eq. 594 g/t) in the indicated category and 0.48 million tonnes at a weighted average grade of Ag 406 g/t, Pb 2.08%, Zn 3.93% (Ag Eq. 572 g/t) in the inferred category. The contained metal content estimated by the Company, of the indicated category resources is 30.4 million ounces of silver, 100.0 million pounds of lead, 146.3 million pounds of zinc. The contained metal content estimated by the Company, of the inferred category resource is 6.3 million ounces of silver, 22.0 million pounds of lead, and 41.6 million pounds of zinc (more resource details in the table below).

Table 20. Pulacayo Indicated and Inferred Mineral Resource Statement Details

Pulacayo Mineral Resource Statement – Effective October 20, 2017
Ag Eq. Cut-Off (g/t)	Category	Tonnes*	Ag (g/t)	Pb (%)	Zn (%)	Ag Eq. (g/t)
400	Indicated	2,080,000	455	2.18	3.19	594
	Inferred	480,000	406	2.08	3.93	572

Notes:

(1)
Mineral resources are estimated in conformance with the CIM Standards referenced in NI 43-101.
(2)
Raw silver assays were capped at 1,700 g/t, raw lead assays were capped at 15% and raw zinc assays were capped at 15%.
(3)
Silver equivalent Ag Eq. (g/t) = Ag (g/t)*89.2% + (Pb% *(US$0.94/ lb. Pb /14.583 Troy oz./lb./US$16.50 per Troy oz. Ag)*10,000*91.9%) + (Zn% *(US$1.00/lb. Zn/14.583 Troy oz./lb./US$16.50 per Troy oz. Ag)*10,000*82.9%)
(4)
Metal prices used in the silver equivalent calculation are US$16.50/Troy oz. Ag, US$0.94/lb Pb and US$1.00/lb. Zn. Metal recoveries used in the silver equivalent equation reflect historic metallurgical results disclosed by Apogee Silver Ltd. (Porter et al., 2013).
(5)
Metal grades were interpolated within wire-framed, three-dimensional silver domain solids using Geovia-Surpac Ver. 6.6.1 software and inverse distance squared interpolation methods. Block size is 10m(X) by 10m(Z) by 2m(Y). Historic mine void space was removed from the model prior to reporting of resources.
(6)
Block density factors reflect three-dimensional modeling of drill core density determinations.
(7)
Mineral resources are considered to have reasonable expectation for economic development using underground mining methods based on the deposit history, resource amount and metal grades, current metal pricing and comparison to broadly comparable deposits elsewhere.
(8)
Rounding of figures may result in apparent differences between tonnes, grade and contained ounces.
(9)
Mineral resources that are not mineral reserves do not have demonstrated economic viability.
(10)
Tonnes are rounded to nearest 10,000.

The contained metals estimated by the Company based on in the October 20, 2017 resource estimate by Mercator are presented in Table 21.

Table 21: Contained Metals Based on October 20, 2017 Pulacayo Deposit** Mineral Resource Estimate

Metal	Indicated Resource	Inferred Resource
Silver	30.4 million oz.	6.3 million oz.
Lead	100.0 million lbs.	22.0 million lbs.
Zinc	146.3 million lbs.	41.6 million lbs.

SILVER ELEPHANT MINING CORP. (Formerly “Prophecy Development Corp.”)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2019
(Expressed in Canadian Dollars, except where indicated)

**Based on the resource estimate Ag Eq. cut-off value of 400 g/t and 100% recovery; figures are rounded to the nearest 100,000th increment

Between 2006 and 2012, a total of 69,739 metres of diamond drilling (226 surface and 42 underground drill holes) was conducted at Pulacayo, results of which support the mineral resource estimate reported in this news release. The Pulacayo site is currently permitted for production at a milling rate of 560 tonnes per day and no known legal, political, environmental, or other risks that would materially affect potential future development have been identified by the Company at the effective date of the current (October 20, 2017) mineral resource estimate.

Approximately 85% of the resource tonnage identified at the 400 g/t Ag Eq. cut-off value occurs within 150 meters vertical distance from the main San Leon tunnel, which may facilitate future mineral extraction.

Paca Deposit

The Paca deposit is located in Bolivia approximately 7 km north of the Pulacayo deposit.

Results of the mineral resource estimate prepared by Mercator for the Paca deposit are presented below in Table 3. The Report described previously and filed on SEDAR documents the resource estimate.

The Report outlined 2.54 million tonnes at a weighted average grade of Ag 256 g/t, Pb 1.03%, Zn 1.10% (Ag Eq. 342 g/t) in the inferred category. The contained metal content estimated by the Company, of the inferred category resources is 20.9 million ounces of silver, 57.7 million pounds of lead, 61.6 million pounds of zinc. (more resource details in the table below).

Table 22. Paca Inferred Mineral Resource Statement Details

Paca Mineral Resource Statement – Effective October 20, 2017
Ag Eq. Cut-Off (g/t)	Category	Tonnes*	Ag (g/t)	Pb (%)	Zn (%)	Ag Eq. (g/t)
200	Inferred	2,540,000	256	1.03	1.10	342

Notes

(1)
Mineral resources are estimated in conformance with the CIM Standards referenced in NI 43-101.
(2)
Raw silver assays were capped at 1,050 g/t, raw lead assays were capped at 5% and raw zinc assays were capped at 5%.
(3)
Silver equivalent Ag Eq. (g/t) = Ag (g/t) + (Pb% *(US$0.94/ lb. Pb /14.583 Troy oz./lb./US$16.50 per Troy oz. Ag)*10,000) + (Zn% *(US$1.00/lb. Zn/14.583 Troy oz./lb./US$16.50 per Troy oz. Ag)*10,000). 100 % metal recoveries are assumed based on lack of comprehensive metallurgical results.
(4)
Metal prices used in the silver equivalent calculation are US$16.50/Troy oz. Ag, US$0.94/lb Pb and US$1.00/lb Zn and reflect those used for the Pulacayo deposit mineral resource estimate reported above.
(5)
Metal grades were interpolated within wire-framed, three-dimensional solids using Geovia-Surpac Ver. 6.7 software and inverse distance squared interpolation methods. Block size is 5m (X) by 5m (Z) by 2.5m (Y). Historic mine void space was removed from the model prior to reporting resources.
(6)
A block density factor of 2.26g/cm³ was used and reflects the average of 799 density measurements.
(7)
Mineral resources are considered to have reasonable expectation for economic development using combined underground and open pit methods based on the deposit history, resource amount and metal grades, current metal pricing and comparison to broadly comparable deposits elsewhere.
(8)
Mineral resources that are not mineral reserves do not have demonstrated economic viability.
(9)
Tonnes are rounded to nearest 10,000.

The contained metals estimated by the Company based on the October 20, 2017 resource estimate by Mercator are presented in Table 23.

SILVER ELEPHANT MINING CORP. (Formerly “Prophecy Development Corp.”)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2019
(Expressed in Canadian Dollars, except where indicated)

Table 23. Contained Metals Based on October 20, 2017 Paca Deposit** Mineral Resource Estimate

Metal	Inferred Resource
Silver	20.9 million oz.
Lead	57.7 million lbs.
Zinc	61.6 million lbs.

**Based on the resource estimate Ag Eq. cut-off value of 200 g/t and 100% recovery; figures are rounded to the nearest 100,000th increment.

The resource estimate is based on results of 97 diamond drill holes and 1 reverse circulation drill hole totaling 18,160 meters completed between 2002 and 2007.

The geology of the Paca deposit includes a core zone of feeder-style mineralization associated predominantly with brecciated andesite, plus additional zones of shallowly dipping mantos-style mineralization that are hosted by the surrounding volcano-sedimentary sequence. The Paca deposit remains open at depth and along strike.
The Paca mineralization starts from surface and the deposit may be amenable to open-pit mining and this will be evaluated further in the future.

The Company’s research has shown that relatively few silver open pit deposits have been defined at resource cut-off values of 200 g/t Ag Eq. or more.

Permitting and Licensing

Pulacayo MPC between the Company and COMIBOL was executed on October 3, 2019.

The Company was notified of final government resolution approving the MPC on September 27, 2019. The MPC grants the Company the 100% exclusive right to develop and mine at the Pulacayo and Paca concessions for up to 30 years. It is comparable to a mining license in Canada or the United States.

Exploration

On September 30, 2019, the Company announced a 5,000-meter diamond drilling at Pulacayo has started with first set of assay results reported in November 2019. Pictures of core samples are available on the Company’s website at www.silverelef.com.

Phase 1 drilling is comprised of surface drilling to expand the NI43-101 compliant Paca resource (see the Company’s news release dated November 22, 2017) in the northern and eastern directions where previous drill holes encountered high grade surface intercepts, including PND-062, which included 42 meters of 406 g/t Ag located on the edge of the resource envelope. The Company will also evaluate upgrading the Paca resource from an Inferred category to Measured and Indicated categories through infill drilling. Some of the high-grade zone extensions being explored are shown below:

Table 24

hole Nº	from – to (m)	int (m)	Ag(g/t)	Pb(%)	Zn
PND008	18.0 – 33.5	15.5	314	1.0	0.4
PND029	12.0 – 22.3	10.3	436	0.0	0.0
PND062	10.0 – 52.0	42.0	406	0.8	0.1
ESM2	0.0 – 38.0	38.0	411	1.4	1.2

SILVER ELEPHANT MINING CORP. (Formerly “Prophecy Development Corp.”)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2019
(Expressed in Canadian Dollars, except where indicated)

The geology of the Paca deposit includes a core zone of feeder-style mineralization associated predominantly with brecciated andesite, plus additional zones of shallowly dipping mantos-style mineralization that are hosted by the surrounding volcano-sedimentary sequence. The Paca deposit remains open at depth and along strike. The Paca mineralization starts from surface, and the deposit may be amenable to open-pit mining which will be evaluated in the future.

Phase 2 drilling commenced in December 2019. The plan was to expand the Pulacayo resource base along strike from 1km to 3km and at depth from 300m to 600m. There will also be infill drilling to confirm the geological model and test continuity of shallow high grade indicated resource blocks that are near the San Leon tunnel and accessible through the existing adit. Some of the high-grade zone extensions being explored are shown in Table 25.

Table 25

hole Nº	from – to (m)	int (m)	Ag(g/t)	Pb(%)	Zn %	Distancefrom adit (m)
PUD005	96.2 – 108.0	11.9	689	1.9	1.4	-67.5
PUD007	70.0 – 96.8	26.8	517	2.3	4.2	-44.5
PUD057	374.0 – 378.0	4.0	1,184	0.8	2.3	-137.5
PUD069	281.0 – 294.0	13.0	624	2.1	4.2	-46.0
PUD109	293.6 – 298.4	4.8	3,607	3.8	4.1	-30.4
PUD118	174.0 – 184.0	10.0	1,248	1.7	2.6	-93.9
PUD134	128.2 – 151.5	23.3	514	1.3	1.9	-55.7
PUD150	290.0 – 302.0	11.2	882	0.4	0.6	-75.2
PUD159	343.0 – 354.0	11.0	790	0.6	0.6	-116.6
PUD170	237.0 – 239.0	2.0	3,163	0.1	0.9	-32.5

On October 28, 2019, the Company announced the diamond drilling results from Phase 1 drilling at Paca. Borehole PND 110 intersected 89 meters grading 378 g/t Ag-Equivalent (“AgEq;” 279 g/t Ag, 1.28% Zn, 1.17% Pb) starting from 9 meters downhole, including 12 meters grading 1,085 g/t Ag starting at just 16 meters downhole.

Phase 1 Drill highlights included:

●
PND107: 54.0 meters of 238 g/t AgEq (151 g/t Ag, 1.01% Zn, 1.17% Pb) from 55.0 to 109.0 meters;

●
PND108: 24.0 meters of 307 g/t AgEq (200 g/t Ag, 0.60% Zn, 2.12% Pb) from 33.0 to 57.0 meters;

●
PND109: 28.0 meters of 281 g/t AgEq (242 g/t Ag, 0.27% Zn, 0.69% Pb) from 15.0 to 43.0 meters;

●
PND110: 89.0 meters of 378 g/t AgEq (279 g/t Ag, 1.28% Zn, 1.17% Pb) from 9.0 to 98.0 meters;

●
PND112: 1.0 meters of 904 g/t AgEq (890 g/t Ag, 0.05% Zn, 0.31% Pb) from 21.0 to 22.0 meters;

●
PND 113: 25.0 meters of 209 g/t AgEq (196 g/t Ag, 0.04% Zn, 0.29% Pb) from 3.0 to 28.0 meters.

Reported widths are intercepted core lengths and not true widths, as relationships with intercepted structures and contacts vary. Based on core-angle measurements, true widths are estimated at approximately 77% of reported core lengths.

Silver equivalent (“AgEq”) calculation is based on NI43-101 compliant 2017 resource report completed for the Paca deposit by Mercator Geological Services (see the Company’s news release dated November 22, 2017). Silver equivalent is calculated as follows: Ag Eq. (g/t) = Ag (g/t) + (Pb% *(US$0.94/ lb. Pb /14.583 Troy oz./lb./US$16.50 per Troy oz. Ag)*10,000) + (Zn% *(US$1.00/lb. Zn/14.583 Troy oz./lb./US$16.50 per Troy oz. Ag)*10,000). 100 % metal recoveries are assumed based on lack of comprehensive metallurgical results

SILVER ELEPHANT MINING CORP. (Formerly “Prophecy Development Corp.”)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2019
(Expressed in Canadian Dollars, except where indicated)

PUD110 reported the highest silver width-grade intercept at the Paca project to date, which now has over 19,000 drill meters completed between the Company and the previous operator since 2002. These Phase 1 drill results are anticipated to increase the overall tonnage and upgrade the confidence level of the current NI43-101 compliant resource estimate prepared independently by Mercator in 2017 (Effective from October 20th, 2017; available on www.SEDAR.com):

Table 26.  Paca Inferred Mineral Resource Statement Details

Paca Mineral Resource Statement – Effective October 20, 2017
Ag Eq. Cut-Off (g/t)	Category	Tonnes*	Ag (g/t)	Pb (%)	Zn (%)	Ag Eq. (g/t)
200	Inferred	2,540,000	256	1.03	1.10	342
Contained Metals(million oz,lb,lb)			20.9	57.7	61.6

Notes:

(1)
Mineral resources are estimated in conformance with the CIM Standards referenced in NI 43-101.
(2)
Raw silver assays were capped at 1,050 g/t, raw lead assays were capped at 5% and raw zinc assays were capped at 5%.
(3)
Silver equivalent Ag Eq. (g/t) = Ag (g/t) + (Pb% *(US$0.94/ lb. Pb /14.583 Troy oz./lb./US$16.50 per Troy oz.Ag)*10,000) + (Zn% *(US$1.00/lb. Zn/14.583 Troy oz./lb./US$16.50 per Troy oz. Ag)*10,000). 100 % metal recoveries are assumed based on lack of comprehensive metallurgical results.
(4)
Metal prices used in the silver equivalent calculation are US$16.50/Troy oz. Ag, US$0.94/lb Pb and US$1.00/lb Zn and reflect those used for the Pulacayo deposit mineral resource estimate reported above.
(5)
Metal grades were interpolated within wire-framed, three-dimensional solids using Geovia-Surpac Ver. 6.7 software and inverse distance squared interpolation methods. Block size is 5m (X) by 5m (Z) by 2.5m (Y). Historic mine void space was removed from the model prior to reporting resources.
(6)
A block density factor of 2.26g/cm³ was used and reflects the average of 799 density measurements.
(7)
Mineral resources are considered to have reasonable expectation for economic development using combined underground and open pit methods based on the deposit history, resource amount and metal grades, current metal pricing and comparison to broadly comparable deposits elsewhere.
(8)
Mineral resources that are not mineral reserves do not have demonstrated economic viability.
(9)
Tonnes are rounded to nearest 10,000.
(10)
Contained Metals Based on October 20, 2017 Paca Deposit  Mineral Resource Estimate.
(11)
Based on the resource estimate Ag Eq. cut-off value of 200 g/t and 100% recovery; figures are rounded to the nearest 100,000th increment.
(12)
The resource estimate is based on results of 97 diamond drill holes and 1 reverse circulation drill hole totaling 18,160 meters completed between 2002 and 2007.

On December 18, 2019, the Company announced that phase two drilling which is a 5,000-meter program that will consist mainly of wide step-out drilling up to 1.5km west (Western Block) of the current 43-101 Pulacayo resource, has started the Pulacayo Project. That current Pulacayo resource covers 1.4 km in strike and represents only a small portion of the Tajo vein system which is over 3 km in strike and open to least 1,000 meters at depth, according to historical records of underground mining.

The complete detailed composited drill intersections of mineralization are tabulated as below:

SILVER ELEPHANT MINING CORP. (Formerly “Prophecy Development Corp.”)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2019
(Expressed in Canadian Dollars, except where indicated)

Table 27

Hole	From(m)	To (m)	Length(m)	Ag (g/t)	Zn %	Pb %	AgEq
PND107
	55.0	109.0	54.0	151	1.01	1.17	238
incl …	70.0	77.0	7.0	178	0.97	1.37	271
and …	70.0	109.0	39.0	180	1.20	1.34	283
and …	87.0	109.0	22.0	240	1.23	1.65	355
PND108
	15.0	65.0	50.0	135	0.40	1.42	208
incl …	33.0	57.0	24.0	200	0.60	2.12	307
and …	33.0	43.0	10.0	257	0.41	1.49	333
	94.0	96.0	2.0	160	0.94	0.52	220
PND109
	15.0	43.0	28.0	242	0.27	0.69	281
incl …	20.0	29.0	9.0	391	0.26	1.10	445
and …	24.0	26.0	2.0	1223	0.42	3.20	1365
and …	37.0	43.0	6.0	282	0.31	0.52	315
	75.0	173.0	98.0	15	2.47	1.28	168
incl …	93.0	94.0	1.0	167	3.64	1.24	367
PND110
	9.0	182.0	173.0	95	1.63	1.40	273
incl…	9.0	98.0	89.0	279	1.28	1.17	378
and…	9.0	28.0	19.0	718	0.05	0.74	749
and…	9.0	12.0	3.0	145	0.07	0.90	183
and…	16.0	28.0	12.0	1085	0.04	0.71	1115
and…	44.0	180.0	138.0	87	1.59	2.01	233
and…	44.0	46.5	2.5	111	0.61	1.09	179
and…	44.0	98.0	54.0	98.0	2.03	1.52	343
and…	52.0	54.0	2.0	115	1.61	1.33	234
and…	60.0	82.0	22.0	328	1.98	1.43	466
and…	61.0	65.0	4.0	1248	1.93	2.88	1441
and…	86.0	94.0	8.0	270	2.83	2.74	495
and…	97.0	98.0	1.0	155	3.26	3.03	409
PND111
	0.0	2.4	2.4	110	0.16	0.58	139
PND112
	12.0	28.0	16.0	154	0.08	0.39	173
incl…	21.0	22.0	1.0	890	0.05	0.31	904
	33.0	36.0	3.0	120	0.07	2.40	216
	43.0	44.6	1.6	100	0.23	1.58	171
PND113
	3.0	28.0	25.0	196	0.04	0.29	209
incl…	3.0	17.0	14.0	185	0.04	0.38	202
and…	21.0	28.0	7.0	310	0.04	0.19	320

SILVER ELEPHANT MINING CORP. (Formerly “Prophecy Development Corp.”)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2019
(Expressed in Canadian Dollars, except where indicated)

Reported widths are intercepted core lengths and not true widths, as relationships with intercepted structures and contacts vary. Based on core-angle measurements, true widths are estimated at approximately 77% of reported core lengths.

The Company adopts industry recognized best practices in its implementation of QA/QC methods. A geochemical standard control sample and one blank sample is inserted into the sample stream every 20th sample. Duplicates are taken at every 40th sample. Standards and duplicates including lab duplicates and standards and are analyzed using Thompson-Howarth plots. Samples are shipped to ALS Global Laboratories in Ururo, Bolivia for preparation, and then shipped to ALS Global laboratories for analysis in Lima, Peru. Samples were analyzed using Intermediate Level Four Acid Digestion. Silver overlimits (“ore grade”) are analyzed using fire assay with a gravimetric finish. ALS Laboratories sample management system meets all requirements of International Standards ISO/IEC 17025:2017 and ISO 9001:2015. All ALS geochemical hub laboratories are accredited to ISO/IEC 17025:2017 for specific analytical procedures.

All samples are taken from HQ-diameter core which split in half by a diamond-blade masonry saw. One-half of the core is submitted for laboratory analysis and the other half is preserved on the Company’s secured core facility for reference. All core is geotechnically analyzed, photographed and then logged by geologists prior to sampling.
During the year ended December 31, 2019, the Company incurred total costs of $1,474,026 (same period 2018 - $898,650) for the Pulacayo Project including for $970,955 (2018 - $51,112) for geological and engineering services, $503,071 (2018 - $847,538) for personnel, legal, general and administrative expenses.

During the year ended December 31, 2019, the Company assessed whether there was any indication that the previously recognized impairment loss in connection with the Pulacayo Paca property may no longer exist or may have decreased. The Company noted the following indications that the impairment may no longer exist:

●
The Company signed a mining production contract granting the Company the 100% exclusive right to develop and mine at the Pulacayo Paca property;
●
The Company renewed its exploration focus to develop the Pulacayo Paca property in the current year;
●
The Company re-initiated active exploration and drilling program on the property;
●
Completed a positive final settlement of Bolivian tax dispute.

As the Company identified indications that the impairment may no longer exist, the Company completed an assessment to determine the recoverable amount of the Pulacayo Paca property.

In order to estimate the fair-value of the property the Company engaged a third-party valuation consultant and also utilized level 3 inputs on the fair value hierarchy to estimate the recoverable amount based on the property’s fair value less costs of disposal determined with reference to dollars per unit of metal in-situ.

With reference to metal in-situ, the Company applied US$0.79 per ounce of silver resource to its 36.8 million ounces of silver resources and US$0.0136 per pound of zinc or lead in resource to its 303 million pounds of zinc and lead.

The Company also considered data derived from properties similar to the Pulacayo Paca Property. The data consisted of property transactions and market valuations of companies holding comparable properties, adjusted to reflect the possible impact of factors such as location, political jurisdiction, commodity, geology, mineralization, stage of exploration, resources, infrastructure and property size.

As the recoverable amount estimated with respect to the above was $31.4 million an impairment recovery of $13,708,200 was recorded during the year ended December 31, 2019.

2020

In January 2020, the Company   has completed the first 3 holes of the planned 17 drill holes at the Pulacayo Project. These step-out drill holes are located 25-, 50- and 115 meters west of the existing Pulacayo resource model. The Company has also mobilized a second drilling rig to Pulacayo and expects to complete the proposed 5,000 meter drill program in February with full assay results available by March 2020. The remainder step out drill holes are collared up to 2km west from the existing resource model.

On January 21, 2020, the Company announced the first step-out diamond drilling results. Borehole PUD 267 intercepted 10 meters of mineralization grading 147 g/t silver, 9.8% zinc, and 2.0% lead (539 g/t AgEq) within 35.5 meter mineralization grading 230 g/t AgEq starting 31.5 meters downhole.

SILVER ELEPHANT MINING CORP. (Formerly “Prophecy Development Corp.”)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2019
(Expressed in Canadian Dollars, except where indicated)

PUD 267 marks the Company’s first Pulacayo drill hole of the 2020 drilling campaign and the first drilling to be conducted on the property since 2012. A total of 268 historic Pulacayo drill holes were completed between 2008 and 2012 by the previous operator. The results of PUD 267 comes on the back of the success of the Company’s first drill campaign at Paca (7km north of Pulacayo), where PND 110 intersected highest-ever grade at Paca of 12 meters of mineralization grading 1,085g/t silver, starting 16 meters downhole (see the Company’s news release dated October 28, 2019). These near-surface, high-grade intersections contribute positively to a potential district-style project economic assessment with consideration of open-pit mining scenarios. There are several other targets controlled by the Company within the district that are yet to be drilled but highly promising (e.g., Pacamayo, Al Abra, and Pero).

PUD 267 intercepted the Tajo vein system 83 meters west from PUD 041 which intersected 20 meters of mineralization grading 15.1g/t Ag, 2.43%Zn, 0.76% Pb at a similar depth to the mineralization encountered at PUD 267. PUD 041 (drilled in 2008) represents the westernmost drillhole that comprises the Company’s 2017 NI43-101 compliant Pulacayo resource (“Eastern Block”). These results confirm that the Tajo vein system extends westward and occurs near-surface, with a probable thickening component for a minimum 83-meter extension to the west of the Eastern Block.

The Eastern Block spans 1.4 km in strike, roughly 300 meters of vertical section and contains 30.4 million indicated silver oz and 6.4 million inferred silver oz estimated in the independent NI 43-101 report by Mercator of October 2017 (see the Company’s news release dated November 22, 2017).

PUD 267 was planned based on a vertical projection of Pulacayo’s historic underground workings which followed the Tajo vein system. These workings exist between 400 meters and 1,000 meters from the surface with mined grades of 10% to 25% Zn and 300g/t to 800g/t Ag (according to Hochschild mining records from 1914 to 1960). The results of PUD 267 reveal strong potential for existing mineralization from near-surface in the intervening depths to the workings approximately 400 meters below.

On March 6th, 2020, the Company released the results of its first 2,598 meters of drilling which focused on the western portion of the Pulacayo property.

Complete composited drill intersections of mineralization (in meters) for this portion of the program are tabulated below:

Table 28

Hole ID	From (m)	To (m)	Interval (m)	Ag (g/t)	Zn (%)	Pb (%)	AgEq	Target
PUD267*	31.5	67	35.5	54.3	4.31	0.92	229.6	West
	117	123	6.0	47.8	1.11	0.25	89.7	West
PUD268	21	23	2	20	1.34	0.77	92.6	West
PUD274	75	77	2	93.5		0.42	98.8	East
PUD274	82	83	1	83		0.09	77.4	East

Reported widths are intercepted core lengths and not true widths, as relationships with intercepted structures and contacts vary. Based on core-angle measurements, true widths are estimated at approximately 61% of reported core lengths.

Silver equivalent is calculated as follows: Ag Eq. (g/t) = Ag (g/t)*89.2% + (Pb% *(US$0.94/ lb. Pb /14.583 Troy oz/lb./US$16.50 per Troy oz. Ag)*10,000*91.9%) + (Zn% *(US$1.00/lb. Zn/14.583 Troy oz/lb./US$16.50 per Troy oz. Ag)*10,000*82.9). This calculation incorporates metallurgical recoveries from test work completed for Pulacayo in 2013.

SILVER ELEPHANT MINING CORP. (Formerly “Prophecy Development Corp.”)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2019
(Expressed in Canadian Dollars, except where indicated)

Table 29 Header information for Drillhole

Hole ID	Azimuth	Dip	Depth (m)	Easting	Northing	AMSL
PUD267	180	-45	180	739823.4	7744735	4336
PUD268	180	-45	192	739866	7744723	4366
PUD269	180	-45	210	739750	7744727	4321
PUD270	0	-45	201	739626	7744618	4284
PUD271	180	-45	156	739670	7744655	4293
PUD272	180	-45	300	739540	7744860	4329
PUD273	180	-45	201	739343	7744869	4385
PUD274	200	-65	95	741031	7744391	4237
PUD275	180	-45	161	739481	7744625	4357
PUD276	0	-45	201	739467	7744416	4267
PUD277	21	-55	72	741196	7744229	4181
PUD278	0	-45	120	739170	7744599	4317
PUD279	180	-45	130	737933	7744679	4346
PUD280	0	-45	113	739024	7744538	4344
PUD281	0	-45	180	739661	7745113	4396
PUD282	0	-45	86.4	739180	7744380	4296

Complete drill map and result cross sections can be accessed at www.silverelef.com/company-presentation  and  https://www.silverelef.com/projects/pulacayo-silver-lead-zinc/.

2020 Outlook

The Company’s objectives in 2020 is to drill and expand the Pulacayo silver resource base which open to the west and at depth, as well as drill district-scale targets (Paca, Al Abra, Pero, Pacamayo) and to increase investor awareness.

The Company’s goals for 2020 include:

●
Refurbish portions of the existing mine workings
●
Expand the Pulacayo resource footprint
●
Phase I drill program
●
Test surface targets adjacent to existing workings
●
Test depth of mineralization with initial deep fan
●
Compile a production profile for Pulacayo
●
Expand the Paca resource footprint
●
Phase II drill program
●
Test extent of manto/conglomerate formation
●
Update Pulacayo/Paca Technical Report

Ulaan Ovoo Coal, Property

On October 16, 2018, the Company announced that it had executed a lease agreement (the “Lease”) with an arms-length private Mongolian company (the “Lessee”) whereby the Lessee plans to perform mining operations at the Company’s Ulaan Ovoo coal mine and will pay the Company USD$2.00 (the “Production Royalty”) for every tonne of coal shipped from the Ulaan Ovoo site premises. The Lessee has paid the Company USD$100,000 in cash, as a non-refundable advance royalty payment and is preparing, at its own and sole expense, to restart and operate the Ulaan Ovoo mine with its own equipment, supplies, housing and crew. The Lessee will pay all government taxes and royalties related to its proposed mining operation.

SILVER ELEPHANT MINING CORP. (Formerly “Prophecy Development Corp.”)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2019
(Expressed in Canadian Dollars, except where indicated)

The Lease is valid for 3 years with an annual advance royalty payment (“ARP”) for the first year of $100,000 (paid), and USD$150,000 and USD$200,000 due on the 1st and 2nd anniversary of the Lease, respectively. The ARP can be credited towards the USD$2.00 per tonne Production Royalty payments to be made to the Company as the Lessee starts to sell Ulaan Ovoo coal. The 3-year Lease can be extended upon mutual agreement.

The Ulaan Ovoo mine was commissioned in March 2019, however the operation was stopped in April and May due to the late approval of 2019 environmental plan. The approval was issued in June 2019.

On July 9, 2019, the Company announced that Ulaan Ovoo mine achieved record monthly coal production of 37,800 tonnes in June 2019.

Chandgana Coal, Properties

For more information about the Chandgana coal properties and power plant project, please refer to the relevant sections of the Company’s Annual Report on Form 20-F for the year ended December 31, 2019.

The Company has successfully converted its Chandgana Khavtgai (Khavtgai Uul) coal exploration license to a mining license. For the Chandgana Tal project, the Company intends to discuss the need to update the detailed environmental impact assessment and mining feasibility study with the relevant ministries and complete the requirements to maintain the licenses.

5.
SELECTED ANNUAL FINANCIAL INFORMATION

The table below contains selected financial data from the audited consolidated financial statements of the Company for the three most recently completed financial years and was prepared in accordance with IFRS.

Selected Annual Financial Data

		Years ended December 31,
	2019	2018	2017

Operating expense	$(3,505,562)	$(3,298,383)	$(2,381,365)
Other items	21,019,416	(14,886,085)	(16,211,616)
Net gain/(loss)	17,513,854	(18,184,468)	(18,592,981)
Comprehensive gain/(loss)	17,513,854	(18,196,628)	(18,580,821)

Share Information:
Gain/(loss) per share, basic	$0.17	$(0.23)	$(0.33)
Gain/(loss) per share, diluted	0.17	(0.23)	(0.33)
Weighted average number of common shares outstanding, basic diluted	102,208,111	78,445,396	55,760,700

Financial Position:
Current assets	3,400,142	5,463,768	4,481,471
Equipment	159,484	101,162	531,911
Mineral properties	23,782,884	3,643,720	13,299,906
Total assets	27,448,088	9,264,205	18,368,843
Total liabilities	2,740,000	10,023,943	9,681,322
Dividends	$-	$-	$-

SILVER ELEPHANT MINING CORP. (Formerly “Prophecy Development Corp.”)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2019
(Expressed in Canadian Dollars, except where indicated)

Year Ended December 31, 2019 compared with the same period in 2018.

The Company’s annual operating expenses increased by $207,179 from $3.3 million for the year 2018 to $3.5 million for the year 2019.

The Company reported a net gain of $17.5 million ($0.17 gain per Share) for the year ended December 31, 2019, which represents a decreased loss of $35.7 million when compared to the year 2018 ($0.23 loss per Share). The decrease in net loss was primarily due to an impairment reversal of 13.7 million for Pulacayo property and a write-off the Bolivian tax liability of $8 million in 2019 compared to impairment charges of $18.2 million in 2018.

The total assets increased by $18.2 million from $9.3 million in the year 2018 to $27.5 million in the year 2019. The increase was mainly due to an impairment reversal for Pulacayo property an increase in mineral property exploration. Current assets decreased by $2.3 million from $5.5 million in the year 2018 to $3.2 million in the year 2019. The decrease was due to a decrease in cash of $2.3 million.

The Company’s total liabilities decreased by $7.3 million since December 31, 2018. The decrease in total liabilities was mainly due to a write-off the Bolivian tax liability.

Year Ended December 31, 2018 compared with the same period in 2017.

The Company’s annual operating expenses increased by $0.9 million from $2.4 million for the year 2017 to $3.3 million for the year 2018. The increase was due to increased activities related to the acquisition and exploration of the Gibellini Project in Nevada and equity financings.

The Company reported a net loss of $18.2 million ($0.23 loss per Share) for the year ended December 31, 2018, which represents a decreased loss of $0.4 million when compared to the year 2017 ($0.33 loss per Share). The decrease in net loss was primarily due to a lesser amount of impairment charges in the year 2018 ($14.5 million) compared to the previous year ($15.1 million), offset by increase in operating expenses and a foreign exchange loss.

The total assets decreased by $9.1 million from $18.4 million in the year 2017 to $9.3 million in the year 2018. The decrease was mainly due to a write-off the Pulacayo property and its mining equipment. Current assets increased by $1 million from $4.5 million in the year 2017 to $5.5 million in the year 2018. The increase was mainly due to the $5.2 million net proceeds received from the bought deal financing in Q4 2018.

The Company’s total liabilities at December 31, 2018 were $10 million compared to $9.7 million at December 31, 2017. The increase in liabilities was mainly due to a foreign exchange fluctuation of Canadian Dollar against Bolivian Boliviano related to Bolivian tax provision.

The Company’s total liabilities increased by $0.45 million from $ 9.7 million at December 31, 2017 to $10.1 million at December 31, 2018 due to increased Bolivian tax provision (due to fall of Canadian Dollar) and offset by a decrease in trade accounts payable.

SILVER ELEPHANT MINING CORP. (Formerly “Prophecy Development Corp.”)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2019
(Expressed in Canadian Dollars, except where indicated)

6.
SUMMARY OF QUARTERLY RESULTS

Table below presents summarized selected consolidated financial information for the eight most recently completed quarters:

	2019	2019	2019	2019
	Q4	Q3	Q2	Q1

Operating expense	$(1,175,096)	$(715,475)	$(820,893)	$(794,098)
Net gain/(loss)	12,475,952	(1,019,268)	6,966,029	(908,859)
Net loss per share, basic and diluted	$0.11	$(0.01)	$0.07	$(0.01)
Comprehensive gain/(loss )	12,475,952	(1,019,268)	6,966,029	(908,859)
Comprehensive gain/(loss)per share, basic and diluted	$0.11	$(0.01)	$0.07	$(0.01)

	2018	2018	2018	2018
	Q4	Q3	Q2	Q1

Operating expense	$(1,318,475)	$(636,172)	$(780,818)	$(562,918)
Net loss	(16,044,665)	(634,337)	(916,247)	(589,219)
Net loss per share, basic and diluted	$(0.20)	$(0.01)	$(0.01)	$(0.01)
Comprehensive loss	(15,975,825)	(610,797)	(966,787)	(643,219)
Comprehensive loss per share, basic and diluted	$(0.20)	$(0.01)	$(0.01)	$(0.01)

Significant variances in the Company’s reported net loss from quarter to quarter most commonly arise from several factors: (i) level of exploration and project evaluations expenses incurred, (ii) decisions to write off acquisition and exploration costs when management concludes there has been an impairment in the carrying value of a mineral property, or to reverse impairment charges due to indicators of impairment reversal, and (iii) the vesting of incentive stock options, which results in the recording of amounts for share-based compensation expense that can be quite large in relation to other general and administrative expenses incurred in any given quarter.

7.
RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2019

All of the information described below is accounted for in accordance with IFRS. The reader is encouraged to refer to Note 6 of the Company’s Annual Financial Statements for the year ended December 31, 2019 for the Company’s IFRS accounting policies.

The Company reported a net gain of $17.5 million ($0.17 gain per basic Share) for the year ended December 31, 2019, which represents a decreased loss of $35.7 million when compared to the year 2018 ($0.23 loss per basic Share). The decrease in net loss was primarily due to an impairment reversal of 13.7 million for Pulacayo property and a write-off the Bolivian tax liability of $8 million in 2019 compared to impairment charges of $18.2 million in 2018.

For the year ended December 31, 2019, the Company incurred operating expenses of $3,505,562 compared to $3,298,383 for 2018 and $2,381,365 for 2017.

Operating Expenses	Year Ended December 31,
	2019	2018	2017
Advertising and promotion	$794,182	$471,230	$101,512
Consulting and management fees	251,552	255,610	751,612
General and administrative expenses	1,286,617	1,357,724	635,736
Professional fees	228,594	428,884	194,912
Share-based payments	707,802	553,430	599,117
Travel and accommodation	236,815	231,505	98,476
	$3,505,562	$3,298,383	$2,381,365

SILVER ELEPHANT MINING CORP. (Formerly “Prophecy Development Corp.”)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2019
(Expressed in Canadian Dollars, except where indicated)

The $207,179 increase in operating expenses when compared to the year 2018 was the net result of changes to a number of the following items:

●
advertising and promotion expenses increased by $322,952 due to increased promotion efforts in the US and Europe to raise market awareness and to raise equity financing. The Company incurred higher marketing costs because the Company is working with the financial community to make its projects known. Investor relations remains a priority due to the ongoing need to attract investment capital;

●
general and administrative costs comprising head office costs including salaries, directors’ fees, insurance and costs related to maintaining the Company’s exchange listings and complying with securities regulations. General and administrative expenses decreased by $71,107 in the year 2019 compared to the year 2018;

●
professional fees decreased by $200,290. The decrease was mainly due to reduced legal fees;

●
share-based payments costs are non-cash charges which reflect the estimated value of stock options granted. The Company uses the fair value method of accounting for stock options granted to directors, officers, employees and consultants whereby the fair value of all stock options granted is recorded as a charge to operations over the period from the grant date to the vesting date of the option. The fair value of common share options granted is estimated on the date of grant using the Black-Scholes option pricing model.

The increase in share-based payments in 2019 by $154,372 compared to 2018 was primarily related to the increase in the number of options earned during the year 2019 compared to the year 2018; and

●
travel and accommodation expenses slightly increased by $5,310. The Company incurred additional travel expenses as it actively pursues the Pulacayo and Gibellini projects moving toward production and seeks financing.

For the year ended December 31, 2019, the Company incurred other expenses classified as “Other Items” amounting to a gain of $21,019,416 compared to a loss of $14,866,085 for the year 2018, and a loss of $16,211,616 for the year 2017.

Other Items	Year Ended December 31,
	2019	2018	2017
Costs in excess of recovered coal	$120,354	$94,335	$109,187
Finance cost	-	-	8,111
Foreign exchange (gain)/loss	443,203	412,663	188,464
Impairment/(recovery) of mineral property	(13,708,200)	13,994,970	14,829,267
Impairment of prepaid expenses	51,828	26,234	57,420
Impairment of equipment	-	425,925	159,666
Impairment of receivables	16,304	21,004	61,202
Interest expense	-	-	21,066
Loss/(gain) on sale of marketable securities	-	91,890	22,810
Loss on sale of equipment	9,795	-	1,681
Loss/(gain) on debt settlement	(7,952,700)	(50,000)	752,742
Other income	-	(130,936)	-
	$(21,019,416)	$14,886,085	$16,211,616

SILVER ELEPHANT MINING CORP. (Formerly “Prophecy Development Corp.”)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2019
(Expressed in Canadian Dollars, except where indicated)

The decrease in loss of Other Items by $35,905,501 in the year 2019 compared to the year 2018 was the net result of changes to a number of the following items:

●
in the year 2019 costs in excess of recovered coal for Ulaan Ovoo increased by $26,019 compared to the year 2018 due to increased activities at Ulaan Ovoo coal mine in Mongolia;

●
foreign exchange loss increased by $30,540 due to fluctuations in the value of the Canadian dollar compared to the United States dollar, Bolivian boliviano and Mongolian tugrik;

●
in the year 2019, the Company recorded an impairment recovery of $13,708,200 on its Pulacayo property and impairment charges of $51,828 and $16,304 on prepaid expenses and receivables respectively.

In the year 2018, the Company recorded a total of $13,994,970 impairment charges on its Pulacayo property and Chandgana Coal property incurred expenses, an impairment charge of $425,925 on Bolivian mining equipment, and impairment charges of $26,234 and $21,004 on prepaid expenses and receivables respectively.

In the year 2017, the Company recorded an impairment charge of $14,829,267 on its non-core Mongolian coal properties, an impairment charge of $57,420 on prepaid expenses related to the impaired Mongolian properties, an impairment charge of $159,666 on equipment, and an impairment charge of $61,202 on receivables.

●
in the year 2018, the Company sold 2.7 million shares of a public company for a realized loss of $91,890. In the year 2017, the Company sold of 2.2 million Lorraine Copper Corp. shares for a realized loss of $22,810.

●
in the year 2019, the Company recorded a write off Bolivian tax liabilities of $7,952,700 due to the decision of the Supreme Court of Bolivia to discharge the Company of the tax claim.

In the year 2018, the Company earned $50,000 from a debt settlement with Nickel Creek Platinum Corp. and $130,936 from advance royalty payment.

In the year 2017, the Company recorded a loss on debt settlements with certain of its directors and officers of $752,742 to account for the difference in the fair value of the Shares on the settlement date and the implied value from the debt settled.

8.
RESULTS OF OPERATIONS FOR THE FOURTH QUARTER 2019

A summary of the Company’s consolidated operating expenses results for the three months ended December 31, 2019, 2018 and 2017 provided below:

Operating Expenses	Three Months Ended December 31,
	2019	2018	2017
Advertising and promotion	$237,556	$107,296	$53,362
Consulting and management fees	85,500	63,455	613,992
General and administrative expenses	256,452	726,257	239,023
Professional fees	46,443	204,162	143,661
Share-based payments	475,200	135,848	213,201
Travel and accommodation	73,945	81,457	14,268
	$1,175,096	$1,318,475	$1,277,507

SILVER ELEPHANT MINING CORP. (Formerly “Prophecy Development Corp.”)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2019
(Expressed in Canadian Dollars, except where indicated)

A decrease of operating expenses by $143,379 in the year 2019 compared to the year was the net result of changes

●
advertising and promotion expenses increased by $130,260 due to increased promotion efforts in the US and Europe to raise market awareness and to raise equity financing;

●
consulting and management fees increased by $22,045 due to increased consulting services used in Q4 2019 compared to Q4 2018;

●
general and administrative expenses decreased by $469,806 due primarily to decreased salaries and transfer agent and stock exchange filing fees related to equity financing;

●
professional fees decreased by $157,719 due to decreased legal services;

●
non-cash Share-based payments increased by $339,352 due to a larger number of outstanding stock options vesting during the Q4 2019 compared to the Q4 2018; and

●
travel and accommodation expenses decreased by $7,512 due to decreased during the Q4 2019 compared to the Q4 2018.

For the three months ended December 31, 2019, the Company’s “Other Items” amounted to a gain of $13,651,048 compared to a loss of $14,726,190 for the same quarter in 2018. The decrease in other items loss was mainly due to a lesser number of impairment charges recorded in in Q4 2019 compared to Q4 2018.

Other Items	Three Months Ended December 31,
	2019	2018	2017
Costs in excess of recovered coal	$(30,584)	$(33,566)	$4,367
Foreign exchange (gain)/loss	731,187	372,427	822,284
Impairment/(recovery) of mineral property	(14,429,578)	13,953,212	14,733,067
Impairment of prepaid expenses	51,828	26,234	57,420
Impairment of equipment	-	425,925	159,666
Impairment of receivables	16,304	21,004	61,202
Loss/(gain) on sale of marketable securities	-	91,890	-
Loss on sale of equipment	-	-	1,681
Loss/(gain) on debt settlement	9,795	-	752,742
Other income	-	(130,936)	-
	$(13,651,048)	$14,726,190	$16,592,429

9.
PROPOSED TRANSACTIONS

As at the date of this MD&A there are no proposed asset or business acquisition or disposition where the Board of Directors or senior management believes that confirmation of the decision by the Board of Directors is probable or with which the Board of Directors and senior management have decided to proceed.

10.
LIQUIDITY AND CAPITAL RESOURCES

Working Capital

The Company utilizes existing cash received from prior issuances of equity instruments to provide liquidity to the Company and finance exploration projects.

SILVER ELEPHANT MINING CORP. (Formerly “Prophecy Development Corp.”)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2019
(Expressed in Canadian Dollars, except where indicated)

The business of mineral exploration involves a high degree of risk and there can be no assurance that the Company’s current operations, including exploration programs, will result in profitable mining operations. The recoverability of the carrying value of mineral properties, and property and equipment interests and the Company’s continued on going existence is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations, the ability of the Company to raise additional sources of funding, and/or, alternatively, upon the Company’s ability to dispose of some or all of its interests on an advantageous basis. Additionally, the current capital markets and general economic conditions are significant obstacles to raising the required funds. These conditions may cast significant doubt upon the Company’s ability to continue as a going concern.

At December 31, 2019, the Company had cash flow of $3 million representing a decrease of $2.3 million from $5.3 million held at December 31, 2018. The Company’s working capital at December 31, 2019 was $1 million compared to working capital of $3.8 million at December 31, 2018. The Company’s working capital decrease by $2.8 million resulting from the increase in current liabilities and decrease in current assets.

Sources and Use of Cash

	Years Ended December 31,
	2019	2018	2017
Cash Used in Operating Activities	$(2,675,513)	$(2,626,687)	$(707,231)
Cash Used in Investing Activities	(6,236,965)	(3,628,762)	(1,988,566)
Cash Provided by Financing Activities	6,626,085	7,458,938	6,774,757
Net Decrease in Cash	(2,286,393)	1,203,489	4,078,960
Cash - beginning of period	5,304,097	4,100,608	21,648
Cash - end of period	$3,017,704	$5,304,097	$4,100,608

During the year ended December 31, 2019, cash used in operating activities was $2,675,513 compared to $2,626,687 cash used during the prior year. The increased outflows in 2019 primarily related to increased activities of the Company to develop the Pulacayo Project and the Gibellini Project. The year over year increase in cash used by operating activities is due to increased funds required for working capital changes. The Company has increased its efforts in managing operating costs in advance of cash flows from operations but will require financing in the near term to fund operations.

During the year ended December 31, 2019, the Company used $6,236,965 in investing activities (2018 – $3,628,762). The Company used $113,564 (2018 - $120,416) on purchase of property and equipment, $6,123,401 (2018 - $3,609,896) on mineral property expenditures.

During the year ended December 31, 2019, a total of $6,626,085 was provided by financing activities including net proceeds from the Company’s share issuance of $6,237,791, an additional $174,250 from exercise of stock options, and $250,572 from the exercise of warrants to purchase the common shares of the Company. The Company spent $36,528 for lease payments.

2018

During the year ended December 31, 2018, cash used in operating activities was $2,626,687 compared to $707,231 cash used during the prior year. The increased outflows in 2018 primarily related to increased activities of the Company to develop the Gibellini Project. The year over year increase in cash used by operating activities is due to increased funds required for working capital changes.

During the year ended December 31, 2018, the Company used $3,628,762 in investing activities (2017 – $1,988,566). The Company received net proceeds of $101,550 from selling its marketable securities, used $120,416 (2017 - $515,609) on purchase of property and equipment, $425,605 (2017 - $58,790) on the acquisition of the Gibellini claims, and $3,184,294 (2017 - $1,339,417) on mineral properties expenditures.

SILVER ELEPHANT MINING CORP. (Formerly “Prophecy Development Corp.”)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2019
(Expressed in Canadian Dollars, except where indicated)

During the year ended December 31, 2018, a total of $7,458,938 was provided by financing activities including net proceeds from The Company’s share issuance of $6,096, 621, $24,150 from exercise of stock options, and $1,338,167 from the exercise of warrants to purchase the common shares of the Company.
During the year ended December 31, 2017, cash used in operating activities was $707,231 compared to $453,600 cash used in the prior year. The increased outflows in 2017 primarily related to Gibellini project activities.

2017

During the year ended December 31, 2017, the Company used $1,988,566 in investing activities (2016 – $606,372). The Company spent $34,500 investing in GIC, $58,790 on the acquisition of the Gibellini Project, and $1,339,417 (2016 - $712,901) on mineral properties expenditures. In 2017, the Company spent $193,440 and received $153,190 (2016 - $59,698) from the purchase and sale of available-for-sale investments respectively.

A total of $6,774,757 was provided by financing activities during the year ended December 31, 2017 (2016 – $1,048,078). The Company fully repaid and closed out the Credit Facility by issuing 300,000 Shares to John Lee in satisfaction of $900,000 worth of indebtedness owing by the Company to Mr. Lee’s personal holding company, Linx, under the Credit Facility and making cash payments totaling $364,142. Funds borrowed under the Credit Facility in the year 2017 were $163,405 (2016 - $341,116). During the year ended December 31, 2017, the Company received net proceeds of $6,864,809 (2016 - $952,929) from issuing units pursuant to private placements, $50,685 (2016 - $Nil) from exercise of stock options, and $60,000 (2016 - $Nil) from exercise of Share purchase warrants.

Capital Resources

As an exploration and development company, The Company has no regular cash in-flow from operations, and the level of operations is principally a function of availability of capital resources. The Company’s capital resources are largely determined by the strength of the junior resource markets and by the status of the Company’s projects in relation to these markets, and its ability to compete for investor support of its projects. See Section “Risk Factors” set out in the Company’s AR. To date, the principal sources of funding have been equity and debt financing. Many factors influence the Company’s ability to raise funds, and there is no assurance that the Company will be successful in obtaining adequate financing and at favourable terms for these or other purposes including general working capital purposes.

For the foreseeable future, as existing properties are explored, evaluated and developed, the Company will continue to seek capital through the issuance of equity, strategic alliances or joint ventures, and debt, of which the Company currently has none.

The Company expects to continue requiring cash for operations and exploration and evaluation activities as expenditures are incurred while no revenues are generated. Therefore, its continuance as a going concern is dependent upon its ability to obtain adequate financing to fund future exploration, evaluation and development of the Gibellini Project and the potential construction of a mine, in order to reach profitable levels of operation. The Company has managed its working capital by controlling its spending on its properties and operations. Due to the ongoing planned advancement of project milestones for the Gibellini Project and for the Pulacayo Project, the Company will continue to incur costs associated with exploration, evaluation and development activities, while no revenues are being generated.

On September 6, 2019, the Company closed a non-brokered private placement and raised gross proceeds of $2,600,000 through the issuance of 13,000,000 Shares at a price of $0.20 per Share.

On October 21, 2019 the Company closed a non-brokered private placement and raised gross cash proceeds of $3,900,000 through the issuance of 9,750,000 Shares at a price of $0.40 per Share. Proceeds were expected to be used for the Company’s mineral project development and for general working capital purposes.
The consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company’s ability to continue as a going concern is dependent upon the continued support from its shareholders, the discovery of economically recoverable reserves, and the ability of the Company to obtain the financing necessary to complete development and achieve profitable operations in the future. The outcome of these matters cannot be predicted at this time.

SILVER ELEPHANT MINING CORP. (Formerly “Prophecy Development Corp.”)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2019
(Expressed in Canadian Dollars, except where indicated)

Contractual Commitments

The Company’s commitments related to mineral properties are disclosed in Note 14 to the Annual Financial Statements. The Company has no commitments for capital expenditures. The Company’s other commitments include a rental commitment on Vancouver and Nevada office premises:

	2020	2021	2022	Total

Office Lease Obligations	$45,489	$24,574	$9,540	$79,603
	$45,489	$24,574	$9,540	$79,603

Capital Risk Management

The Company considers its capital structure to consist of Share capital, stock options and Share purchase warrants. The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the exploration and development of its projects and to pursue and support growth opportunities. The Board of Directors does not establish quantitative returns on capital criteria for management. The Company is not subject to externally imposed capital requirements. There has been no change in the Company’s approach to capital management during the year ended December 31, 2019.

Management is aware that market conditions, driven primarily by vanadium, silver, other metal and coal prices, may limit the Company’s ability to raise additional funds. These factors, and others, are considered when shaping the Company’s capital management strategy.

11.
CONTINGENCIES

The Company accrues for liabilities when they are probable and the amount payable can be reasonably estimated.

ASC Tax Claim

On January 2, 2015, the Company acquired ASC Holdings Limited and ASC Bolivia LDC (which together, hold ASC Bolivia LDC Sucursal Bolivia, which in turn, held Apogee Silver Ltd.’s (“Apogee”) joint venture interest in the Pulacayo Project) and Apogee Minerals Bolivia S.A. Pursuant to the terms of the Agreement, Prophecy agreed to assume all liabilities of these former Apogee subsidiaries, including legal and tax liabilities associated with the Pulacayo Project.  During Apogee’s financial year ended June 30, 2014, it received notice from the Servicio de Impuestos Nacionales, the national tax authority in Bolivia, that ASC Bolivia LDC Sucursal Bolivia, now the Company’s wholly-owned subsidiary, owed approximately Bs42,000,000 in taxes, interest and penalties relating to a historical tax liability in an amount originally assessed at approximately $760,000 in 2004, prior to Apogee acquiring the subsidiary in 2011.

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

On November 18, 2019 the Company received Resolution No. 195/2018 issued by the Supreme Court of Bolivia which declared the tax claim brought by Bolivia’s General Revenue Authority against the Company’s Bolivian subsidiary as not proven.

The Resolution is final and binding. Hence neither Prophecy nor Prophecy’s Bolivian subsidiaries owe any outstanding back taxes to the Bolivian General Revenue Authority.

SILVER ELEPHANT MINING CORP. (Formerly “Prophecy Development Corp.”)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2019
(Expressed in Canadian Dollars, except where indicated)

During the year ended December 31, 2019, the Company and legal counsel reassessed the status of tax rulings and determined that the probability of a re-issuance of a tax claim against the Company in connection with the above was remote. As a result, the Company has written off the tax liability and recorded a debt settlement gain in the amount of $7,952,700 on its consolidated statements of operations and comprehensive loss.

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

In June 2019, the Company received a positive resolution issued from the Capital City Tax Tribunal, which is binding and final, affirmed Red Hill’s outstanding VAT credit of 1.169 billion MNT resulted from past mining equipment purchases. The VAT credit can be used to offset taxes and royalty payments; or be refunded in cash by Mongolia’s Ministry of Finance within 12 to 24 months processing time. Due to the risk associated with the VAT credit, the Company has provided a full valuation provision against the balance.

12.
ENVIRONMENTAL REGULATIONS

The Company’s exploration activities are subject to various government regulation in the United States, Canada, Mongolia and Bolivia. These laws and regulations are continually changing and are generally becoming more restrictive. The Company conducts its operations so as to protect public health and the environment, and believes its operations are materially in compliance with all applicable laws and regulations. The Company has made, and expects to continue to make in the future, filings and expenditures to comply with such laws and regulations.

13.
RELATED PARTY DISCLOSURES

Balances and transactions between the Company and its subsidiaries have been eliminated on consolidation and are not disclosed here. The Company had related party transactions with the following companies, related by way of directors and key management personnel:

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

SILVER ELEPHANT MINING CORP. (Formerly “Prophecy Development Corp.”)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2019
(Expressed in Canadian Dollars, except where indicated)

A summary of amounts paid to related parties is as follows:

	Year Ended December 31,
Related parties	2019	2018	2017
Directors and officers	$1,685,242	$1,265,152	$307,425
Linx Partners Ltd.	371,000	401,044	363,781
MaKevCo Consulting Inc.	21,400	21,200	23,600
Sophir Asia Ltd.	19,600	19,100	19,700
	$2,097,242	$1,706,496	$714,506

A summary of the expenses by nature among the related parties is as follows:

	Year Ended December 31,
Related parties	2019	2018	2017
Consulting and management fees	$218,500	$268,456	$247,525
Directors' fees	103,805	70,378	60,600
Mineral properties	1,171,585	631,610	201,875
Salaries	603,352	736,052	204,506
	$2,097,242	$1,706,496	$714,506

Transactions with related parties have been measured at the fair value of services rendered. Transactions between the Company and its subsidiaries are eliminated on consolidation; therefore, they are not disclosed as related party transactions.

As at December 31, 2019, amounts due to related parties were $30,533 (2018 - $4,634; 2017 - $160,503).

On October 10, 2018, the Company announced the appointment of Gerald Panneton as the Company’s President and new Chief Executive Officer, replacing John Lee, who remains as Chairman of the Board. Pursuant to the terms of Mr. Panneton’s employment agreement with the Company, the Company has granted to Mr. Panneton 1,000,000 with a fair value of $0.35 per Share of bonus shares and 500,000 incentive stock options exercisable at a price of $0.26 per Common share for a term of five years expiring on October 10, 2023 and which vest at 12.5% per quarter for the first two years following the date of grant.

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

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including directors of the Company. The amounts due to related parties is as follows:
	Year Ended December 31,
Key Management Personnel	2019	2018	2017
Salaries and short term benefits	$696,751	$775,064	$204,506
Directors' fees	103,805	70,378	60,600
Share-based payments	431,037	621,339	596,232
	$1,231,593	$1,466,781	$861,338

SILVER ELEPHANT MINING CORP. (Formerly “Prophecy Development Corp.”)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2019
(Expressed in Canadian Dollars, except where indicated)

14.
CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Critical accounting estimates used in the preparation of the Annual Financial Statements include determining the carrying value of mineral properties exploration and evaluation projects and property and equipment, assessing the impairment of long-lived assets, determination of environmental obligation provision for closure and reclamation, determining deferred income taxes, and the valuation of Share-based payments. These estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control.

Readers are encouraged to read the significant accounting policies and estimates as described in the Company’s Annual Financial Statements for the year ended December 31, 2019 (Refer to Notes 4, 5, and 6 to the Annual Financial Statements). The Company’s Annual Financial Statements have been prepared using the going concern assumption.

Significant Accounting Judgments and Estimates

The Company bases its estimates and assumptions on current and various other factors that it believes to be reasonable under the circumstances. Management believes the estimates are reasonable; however, actual results could differ from those estimates and could impact future results of operations and cash flows. The areas which require management to make significant judgements, estimates and assumptions in determining carrying values include, but are not limited to:
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

(b)
Economic recoverability and probability of future economic benefits of exploration, evaluation and development costs

Management has determined that exploratory drilling, evaluation, development and related costs incurred which have been capitalized are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geologic and metallurgic information, history of conversion of mineral deposits to proven and probable reserves, scoping, prefeasibility and feasibility studies, assessable facilities, existing permits and life of mine plans.

Management has determined that during the year ended December 31, 2019, none of the Company’s silver and vanadium projects have reached technical feasibility and commercial viability and therefore remain within Mineral Properties on the Statement of Financial Position.

(c)
  Impairment (recovery) assessment of deferred exploration interests
The Company considers both external and internal sources of information in assessing whether there are any indications that mineral property interests are impaired. External sources of information the Company considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of mineral property interest. Internal sources of information the Company considers include the manner in which mineral properties and plant and equipment are being used or are expected to be used and indications of economic performance of the assets.

SILVER ELEPHANT MINING CORP. (Formerly “Prophecy Development Corp.”)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2019
(Expressed in Canadian Dollars, except where indicated)

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

(e)
 Mineral reserves

The recoverability of the carrying value of the mineral properties is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas of interest.

(f)
Depreciation

Significant judgment is involved in the determination of useful life and residual values for the computation of depreciation, depletion and amortization and no assurance can be given that actual useful lives and residual values will not differ significantly from current assumptions.

(g)
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

(h)
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

(i)
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

SILVER ELEPHANT MINING CORP. (Formerly “Prophecy Development Corp.”)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2019
(Expressed in Canadian Dollars, except where indicated)

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

(f)
Share-based payments

Management uses valuation techniques in measuring the fair value of share purchase options granted. The fair value is determined using the Black Scholes option pricing model which requires management to make certain estimates, judgement, and assumptions in relation to the expected life of the share purchase options and share purchase warrants, expected volatility, expected risk-free rate, and expected forfeiture rate. Changes to these assumptions could have a material impact on the Annual Financial Statements.

(f)
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

(g)
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

Same accounting policies as annual audited consolidated financial statements

The Company followed the same accounting policies and methods of computation in the Annual Financial Statements for the year ended December 31, 2019 as followed in the consolidated financial statements for the year ended December 31, 2018. The Company describes its significant accounting policies as well and changes in accounting policies in Notes 4 and 6 of Annual Financial Statements. No significant changes in accounting policies have occurred other that the implantation of a new IFS as issued by the IASB.

Basis of consolidation

The Annual Financial Statements include the accounts of the Company and its controlled subsidiaries. All material intercompany balances and transactions have been eliminated. The Company’s the significant subsidiaries at the date of these MD&A are presented in the table below

SILVER ELEPHANT MINING CORP. (Formerly “Prophecy Development Corp.”)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2019
(Expressed in Canadian Dollars, except where indicated)

15.
ACCOUNTING CHANGES AND RECENT ACCOUNTING PRONOUNCEMENTS

Effective January 1, 2019, the Company, for the first time, has applied IFRS 16 Leases (as issued by the IASB in January 2016) effective January 1, 2019, using the modified retrospective approach. The modified retrospective approach does not require restatement of prior period financial information and continues to be reported under IAS 17, Leases and IFRIC 4, Determining Whether an Arrangement Contains a Lease. IFRS 16 introduces new or amended requirements with respect to lease accounting. It introduces changes to the lessee accounting by removing the distinction between operating and finance leases and requiring the recognition of a right-of-use asset and a lease liability at the lease commencement for all leases, except for short-term leases and leases of low value assets. In contrast to lessee accounting, the requirements for lessor accounting have remained largely unchanged.

The Company’s leases consist of corporate office lease arrangements. The Company, on adoption of IFRS 16, recognized lease liabilities in relation to office leases which had previously been classified as operating leases under the principles of IAS 17. In relation, under the principles of the new standard these leases are measured as lease liabilities at the present value of the remaining lease payments, discounted using the Company’s incremental borrowing rate as at January 1, 2019. The associated right-of-use asset has been measured at the amount equal to the lease liability on January 1, 2019. The right-of-use asset is subsequently depreciated from the commencement date to the earlier of the end of the lease term, or the end of the useful life of the asset (refer to Note 12 and Note 16).
Furthermore, the right-of-use asset may be reduced due to impairment losses.

The following table reconciles the Company’s operating lease commitments at December 31, 2018, as previously disclosed in the Company’s Annual Financial Statements, to the lease liability recognized on adoption of IFRS 16 at January 1, 2019:

For more details please refer to Notes 6, 12 and 16 to the Company’s Annual Financial Statements.

16.
FINANCIAL INSTRUMENTS AND RELATED RISKS

The Board of Directors, through the Audit Committee is responsible for identifying the principal risks of the Company and ensuring that risk management systems are implemented. The Company manages its exposure to financial risks, including liquidity risk, foreign exchange rate risk, interest rate risk, and credit risk in accordance with its risk management framework. The Company’s Board of Directors reviews The Company’s policies on an ongoing basis.

Financial Instruments (Note 21 to the Annual Financial Statements)

The following table sets forth the Company’s financial assets that are measured at fair value on a recurring basis by level within the fair value hierarchy. The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs. Table 35 sets forth The Company’s financial assets measured at fair value by level within the fair value hierarchy.

SILVER ELEPHANT MINING CORP. (Formerly “Prophecy Development Corp.”)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2019
(Expressed in Canadian Dollars, except where indicated)

	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents, December 31, 2019	$3,017,704	$-	$-	$3,017,704
Cash and cash equivalents, December 31, 2018	$5,304,097	$-	$-	$5,304,097
Cash and cash equivalents, December 31, 2017	$4,100,608	$-	$-	$4,100,608

Categories of financial instruments

The Company considers that the carrying amount of all its financial assets and financial liabilities measure at amortized cost approximates their fair value due to their short term nature. Restricted cash equivalents approximate fair value due to the nature of the instrument. The Company does not offset financial assets with financial liabilities. There were no transfers between Level 1, 2 and 3 for the year ended December 31, 2019.

The Company’s financial assets and financial liabilities are categorized as follows:

	December 31, 2019	December 31, 2018	December 31, 2017
Fair value through profit or loss
Cash	$3,017,704	$5,304,097	$4,100,608
Fair value through other comprehensive income
Marketable securities	$-	$-	$205,600
Amortized cost
Receivables	$246,671	$36,399	$34,653
Restricted cash equivalents	$34,500	$34,500	$34,500
	$3,298,875	$5,374,996	$4,375,361
Amortized cost
Accounts payable and accrued liabilities	$2,420,392	$1,636,786	$1,895,983
Lease liability	$ 52,818	$ -	$ -
	$2,420,392	$1,636,786	$1,895,983

Related Risks

(a)
Liquidity risk

Liquidity risk is the risk that an entity will be unable to meet its financial obligations as they fall due. The Company manages liquidity risk by preparing cash flow forecasts of upcoming cash requirements. As at December 31, 2019, the Company had a cash balance of $3,017,704 (2018 – $5,304,097; 2017 – $4,100,608). As at December 31, 2019 the Company had current liabilities of $2,452,677 (2018 - $1,636,786; 2017 - $1,895,983), which have contractual maturities of 90 days or less.

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

SILVER ELEPHANT MINING CORP. (Formerly “Prophecy Development Corp.”)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2019
(Expressed in Canadian Dollars, except where indicated)

(c)
Market risk

The significant market risks to which the Company is exposed are interest rate risk, foreign currency risk, and commodity and equity price risk. The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

(i)
Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company’s cash and restricted cash equivalents primarily include highly liquid investments that earn interest at market rates that are fixed to maturity. Due to the short‐ term nature of these financial instruments, fluctuations in market rates do not have significant impact on the fair values of the financial instruments as of December 31, 2019. The Company manages interest rate risk by maintaining an investment policy that focuses primarily on preservation of capital and liquidity.

(ii)
Foreign currency risk

The Company is exposed to foreign currency risk to the extent that monetary assets and liabilities held by the Company are not denominated in Canadian dollars.

The Company has exploration and development projects in the United States, Mongolia and Bolivia and undertakes transactions in various foreign currencies. The Company is therefore exposed to foreign currency risk arising from transactions denominated in a foreign currency and the translation of financial instruments denominated in US dollars, Mongolian tugrik, and Bolivian boliviano into its functional and reporting currency, the Canadian dollar.

Based on the above, net exposures as at December 31, 2019, with other variables unchanged, a 10% (2018 – 10%; 2017 – 10%) strengthening (weakening) of the Canadian dollar against the Mongolian tugrik would impact net loss with other variables unchanged by $144,000. A 10% strengthening (weakening) of the Canadian dollar against the Bolivian boliviano would impact net loss with other variables unchanged by $2,000. A 10% strengthening (weakening) of the US dollar against the Canadian dollar would impact net loss with other variables unchanged by $60,000. The Company currently does not use any foreign exchange contracts to hedge this currency risk.

(iii)
Commodity and equity risk

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

The Company is also exposed to price risk with regards to equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earning due to movements in individual equity prices or general movements in the level of the stock market.

The Company closely monitors commodity prices, individual equity movements and the stock market to determine the appropriate course of action to be taken by the Company. Fluctuations in value may be significant.

SILVER ELEPHANT MINING CORP. (Formerly “Prophecy Development Corp.”)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2019
(Expressed in Canadian Dollars, except where indicated)

17.
RISKS AND UNCERTAINTIES

The Company’s business is the exploration, evaluation and development of mining properties. Thus, the Company’s operations are speculative due to the high-risk nature of its business. The following list details existing and future material risks to the Company. The risks described below are not listed in any particular order and are not meant to be exhaustive. Additional risks and uncertainties not currently known to the Company, or those that it currently deems to be immaterial, may become material and adversely affect the Company. The realization of any of these risks may materially and adversely impact the Company’s business, financial condition or results of operations and/or the market price of the Company’s securities. Each of these risk factors is discussed in more detail under “Risk Factors” in the Company’s AR for the year ended December 31, 2019, which is available under the Company’s SEDAR profile at www.sedar.com.

●
Global outbreaks including coronavirus;
●
History of net losses;
●
Capital costs, operating costs, production and economic returns;
●
Exploration and development risks;
●
No history of profitable mineral production;
●
Mineral reserves / mineral resources;
●
Environmental risks;
●
Foreign operations;
●
Reform of the General Mining Law in the U.S;
●
Government approvals and permits;
●
Property interests;
●
Mineral claims, mining leases, licenses and permitting;
●
Title risks;
●
First Nation;
●
Competition;
●
Inherent risks;
●
Reliance on key personnel;
●
Volatility of mineral prices,
●
Currency fluctuations;
●
Global and local financial conditions;
●
Third-party contractors;
●
Andy-bribery legislations;
●
Uninsured risks;
●
No dividend payments;
●
Related party transactions;
●
Litigation and regulatory proceedings;
●
Cyber security;
●
Foreign private issuer;
●
Non-Canadian investors;
●
Emerging growing company;
●
Additional risks.

18.
DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by The Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation and include controls and procedures designed to ensure that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted under securities legislation is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

SILVER ELEPHANT MINING CORP. (Formerly “Prophecy Development Corp.”)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2019
(Expressed in Canadian Dollars, except where indicated)

The Company’s disclosure committee is comprised of the Chief Executive Officer and senior members of management. The disclosure committee’s responsibilities include determining whether information is material and ensuring the timely disclosure of material information in accordance with securities laws. The Board of Directors is responsible for reviewing the Company’s disclosure policy, procedures and controls to ensure that it addresses the Company’s principal business risks, and changes in operations or structure, and facilitates compliance with applicable legislative and regulatory reporting requirements.

The Chief Executive Officer and Chief Financial Officer, after participating with the Company’s management in evaluating the effectiveness of the Company’s disclosure controls and procedures have concluded that the Company’s disclosure controls and procedures were effective during the year ended December 31, 2019.

Design of Internal Controls over Financial Reporting

The Company’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes those policies and procedures that:

●
pertain to the maintenance of records that, in reasonable detail accurately and fairly reflect the transactions, acquisition and disposition of assets and liabilities;

●
provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements in accordance with IFRS and that receipts and expenditures are being made only in accordance with the authorization of management and directors of The Company; and

●
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets, and incurrence of liabilities, that could have a material effect on the financial statements.

The Company’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting using the criteria set forth in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that the Company’s internal control over financial reporting was effective during the year ended December 31, 2019.

19.
CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There were no changes to the Company’s internal control over financial reporting during the year ended December 31, 2019, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Limitations of controls and procedures

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgements in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

SILVER ELEPHANT MINING CORP. (Formerly “Prophecy Development Corp.”)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2019
(Expressed in Canadian Dollars, except where indicated)

20.
DISCLOSURE OF OUTSTANDING SHARE DATA

As at the date of this MD&A, the Company had a total of:

●
122,915,508 Shares outstanding with a recorded value of $181,722,412;

●
9,442,500 stock options outstanding with a weighted average exercise price the equivalent of $0.30. The options are exercisable to purchase one Share at prices ranging from the equivalent of $0.20 to $0.50 and expire between April 2020 and January 2025; and

●
26,666,597 Share purchase warrants outstanding with a weighted average exercise price the equivalent of $0.44. The Share purchase warrants are exercisable to purchase one Share at prices ranging from the equivalent of $0.40 to $0.70 and expire between May 2020 and June 2022.

21.
OFF-BALANCE SHEET ARRANGEMENTS

During the year ended December 31, 2019, The Company was not a party to any off-balance-sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations, financial condition, revenues or expenses, liquidity, capital expenditures or capital resources of The Company.

