Form 20-F
period 2020-12-31
Silver Elephant Mining Corp.
filed 2021-03-15
CIK 1545224

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐
REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934.

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________to _____________

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

Toronto, Ontario, Canada M5J 2S1

Telephone: (416) 367-7376 Facsimile: (416) 367-7371

Securities registered or to be registered pursuant to Section 12 (b) of the Act: None

Securities registered or to be registered pursuant to Section 12 (g) of the Act.

Common Shares without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 180,518,828 Common Shares as at December 31, 2020

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Yes ☐ No ☒

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

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒Emerging growth company ☒
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐ International Financial Reporting Standards as issued By the International Accounting Standards Board ☒ Other ☐

If “Other” has been checked in response to previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

ITEM 10.	ADDITIONAL INFORMATION	112

	A. Share Capital	112
	B. Memorandum and Articles of Association	112
	C. Material Contracts	115
	D. Exchange Controls	115
	E. Taxation	115
	F. Scope of this Summary	116
	G. Dividends and Paying Agents	121
	H. Statement by Experts	121
	I. Documents on Display	121
	J. Subsidiary Information	122

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	122

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	122

	A. - C.	122
	D. American Depository Receipts	122
PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	123

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	123

ITEM 15.	CONTROLS AND PROCEDURES	123

	A. Disclosure Controls and Procedures	123
	B. Management's Annual Report on Internal Control Over Financial Reporting	123
	C. Attestation Report of the Registered Public Accounting Firm	123
	D. Changes in Internal Control Over Financial Reporting	123

ITEM 16.	[RESERVED]	123

	ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT	124
	ITEM 16B. CODE OF ETHICS	124
	ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES	124
	ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	124
	ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	124
	ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT	124
	ITEM 16G. CORPORATE GOVERNANCE	124
	ITEM 16H. MINE SAFETY DISCLOSURE	124

PART III

ITEM 17.	FINANCIAL STATEMENTS	125

ITEM 18.	FINANCIAL STATEMENTS	125

ITEM 19.	EXHIBITS	125

INTRODUCTORY NOTES

GENERAL INFORMATION

In this annual report on Form 20-F (the “Annual Report”), the terms “we”, “our”, “us”, the “Company” refer, unless the context requires otherwise, to Silver Elephant Mining Corp. and its subsidiaries.

References herein to "Common Shares" are references to the Common Shares without par value of the Company.

PRESENTATION OF FINANCIAL AND OTHER DATA

We prepare our audited consolidated financial statements in accordance with International Financial Reporting Standards, or “IFRS”, as issued by the International Accounting Standards Board, or the “IASB”. The financial information and related discussion and analysis contained in this annual report on Form 20-F are presented in Canadian dollars, unless stated otherwise. The financial information analysis in this annual report on Form 20-F is based on our consolidated financial statements as of December 31, 2020, 2019 and 2018, included elsewhere in this document. Percentages and some amounts in this annual report on Form 20-F have been rounded for ease of presentation. Any discrepancies between totals and the sums of the amounts listed are due to rounding.

CURRENCY

Unless otherwise indicated, all references to “dollars” or “$” are to Canadian dollars and all references to “US dollars,” “USD”, "US$" or "USD$" are to United States of America dollars.

SHARE CONSOLIDATIONS AND FORWARD SPLIT

2016 Share Consolidation

On June 7, 2016, we completed a consolidation of our issued and outstanding Common Shares on the basis of one post consolidation Common Share, option and warrant, for 100 pre- consolidation Common Shares, options and warrants, as applicable (we refer to this as the "2016 Consolidation").

Forward Split

On August 8, 2018, we completed a split of our issued and outstanding Common Shares on the basis of ten post-split Common Shares, options and warrants for 1 pre-split Common Share, option and warrant, as applicable (the "Forward Split").

2020 Share Consolidation

On March 16, 2020, the shareholders approved a consolidation of our issued and outstanding Common Shares on the basis of one (1) new Common Share for every five (5) to ten (10) issued and outstanding Common Shares (we refer to this as the "2020 Consolidation"). The 2020 Consolidation has not yet been effected.

All Common Share and "per share" information in this Annual Report have been retroactively adjusted to reflect the Forward Split and the cumulative effect of the 2016 Consolidation and Forward Split, as applicable, for all periods presented, unless otherwise indicated.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Annual Report constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of Canadian securities laws and are intended to be covered by the safe harbors provided by such regulations (collectively referred to herein as “forward-looking statements”). Forward-looking statements in this Annual Report are frequently, but not always, identified by words such as “expects”, “anticipates”, “intends”, “believes”, “estimates”, “potentially” or similar expressions, or statements that events, conditions or results “will”, “may”, “would”, “could”, “should” occur or are “to be” achieved, and statements related to matters which are not historical facts. Information concerning management’s expectations regarding our future growth, results of operations, performance, business prospects and opportunities may also be deemed to be forward-looking statements, as such information constitutes predictions based on certain factors, estimates and assumptions subject to significant business, economic, competitive and other uncertainties and contingencies, and involve known and unknown risks which may cause the actual results, performance, or achievements to be different from future results, performance, or achievements contained in our forward- looking statements.

Such forward-looking statements include, but are not limited to, statements regarding the following:

●
the Company’s planned and future exploration and/or development of the Pulacayo Paca silver-lead-zinc property located in the Potosí Department, Antonnio Quijarro province, Bolivia and the Gibellini vanadium project located in the State of Nevada, USA;
●
the volatility of the novel coronavirus (“COVID-19”) outbreak as a global pandemic;
●
political instability and social unrest in Bolivia and other jurisdictions where the Company operates;
●
the use of proceeds from the 2020 Prospectus Offering and the February 2021 Private Placement;
●
the Company’s goals regarding exploration, and development of, and production from its projects, and regarding raising capital and conducting further exploration and developments of its properties;
●
the Company’s future business plans;

●
the Company’s future financial and operating performance;
●
the future price of silver, lead, zinc, vanadium and other metals;
●
expectations regarding any environmental issues that may affect planned or future exploration and development programs and the potential impact of complying with existing and proposed environmental laws and regulations;
●
the ability to obtain or maintain any required permits, licenses or other necessary approvals for the exploration or development of the Company’s projects;
●
government regulation of mineral exploration and development operations in Bolivia and other relevant jurisdictions;
●
the Company’s reliance on key management personnel, advisors and consultants;
●
the volatility of global financial markets;
●
the timing and amount of estimated future operating and exploration expenditures;
●
the costs and timing of the development of new deposits;
●
the continuation of the Company as a going concern;
●
the likelihood of securing project financing;
●
the impacts of changes in the legal and regulatory environment in which the Company operates;
●
the timing and possible outcome of any pending litigation and regulatory matters; and
●
other information concerning possible or assumed future results of the Company’s operations.

The forward-looking statements in this Annual Report are based upon our current business and operating plans, and are subject to certain risks, uncertainties and assumptions. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by our forward-looking statements, including, among others:

●
the Company is an exploration stage company;
●
the cost, timing and amount of estimated future capital, operating exploration, acquisition, development and reclamation activities;
●
the volatility of the market price of the Common Shares;
●
judgment of management when exercising discretion in the use of proceeds from offerings of securities;
●
sales of a significant number of Common Shares in the public markets, or the perception of such sales, could depress the market price of the Common Shares;
●
potential dilution with the issuance of additional Common Shares;
●
none of the properties in which the Company has a material interest have mineral reserves;
●
estimates of mineral resources are based on interpretation and assumptions and are inherently imprecise;
●
the Company has not received any material revenue or net profit to date;
●
exploration, development and production risks;
●
no history of profitable mineral production;
●
actual capital costs, operating costs, production and economic returns may differ significantly from those the Company has anticipated;
●
foreign operations and political condition risks and uncertainties;
●
legal and political risk, including as a result of the new Biden administration in the United States;
●
amendments to local laws;
●
the ability to obtain, maintain or renew underlying licenses and permits;
●
title to mineral properties; environmental risks;
●
competitive conditions in the mineral exploration and mining business;
●
availability of adequate infrastructure;
●
the ability of the Company to retain its key management and employees and the impact of shortages of skilled personnel and contractors;
●
limits of insurance coverage and uninsurable risk;
●
reliance on third party contractors;
●
the availability of additional financing on reasonable terms or at all;
●
foreign exchange risk;
●
impact of anti-corruption legislation;
●
recent global financial conditions;
●
changes to the Company’s dividend policy;
●
conflicts of interest;
●
cyber security risks;
●
litigation and regulatory proceedings;
●
the obligations which the Company must satisfy in order to maintain its interests in its properties;
●
the influence of third-party stakeholders;
●
the Company’s relationships with the communities in which it operates;
●
human error;
●
the speculative nature of mineral exploration and development in general, including the risk of diminishing quantities or grades of mineralization;

●
proposed legislation in Nevada that could increase the costs or taxation of our operations; and
●
other risks and the factors discussed under the heading “Risk Factors” in this Annual Report.

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

On October 31, 2018, the SEC adopted the Modernization of Property Disclosures for Mining Registrants (the “New Rule”), introducing significant changes to the existing mining disclosure framework to better align it with international industry and regulatory practice, including NI 43-101. The New Rule became effective as of February 25, 2019 and following a transition period the Company may be required to comply with the New Rule as of its annual report for its first fiscal year beginning on or after January 1, 2021, and earlier in certain circumstances. While early voluntary compliance with the New Rule is permitted, the Company has not elected to comply with the New Rule at this time and the Company does not anticipate needing to comply with the New Rule until March 2022. Under the SEC Modernization Rules, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” have been amended to be substantially similar to the corresponding CIM Definition Standards and the SEC has added definitions to recognize “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources” which are also substantially similar to the corresponding CIM Definition Standards; however, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards and therefore once the Company begins reporting under the SEC Modernization Rules there is no assurance that the Company’s Mineral Reserve and Mineral Resource estimates will be the same as those reported under CIM Definition Standards as contained in this Annual Report.

METRIC CONVERSION TABLE

To Convert Imperial Measurement Units	To Metric Measurement Units	Multiply by
Acres	Hectares	0.4047
Feet	Meters	0.3048
Miles	Kilometers	1.6093
Tons (short)	Tonnes	0.9072
Gallons	Liters	3.785
Ounces (troy)	Grams	31.103
Ounces (troy) per ton (short)	Grams per tonne	34.286

TECHNICAL INFORMATION

This Annual Report contains information of a technical or scientific nature respecting the Company’s mineral properties (the "Technical Information"). Technical Information is primarily derived from the documents referenced herein. All Technical Information which appears in this Annual Report has been reviewed and approved by Danniel Oosterman, Vice President Exploration of the Company who is a "Qualified Person" as defined by the guidelines in NI 43-101. The Company operates quality assurance and quality control of sampling and analytical procedures.

GLOSSARY OF TERMS

Ag	silver
Au	gold
CIM Standards, 2014	Canadian Institute of Mining, Metallurgy and Petroleum Standards for Mineral Resources and Reserves: Definitions and Guidelines, as amended in 2014 deposit
means a mineral deposit which is a mineralized mass that may be economically valuable, but whose characteristics may require more detailed information. Mineral resources are calculated from geological data collected from deposits, however, deposits do not necessarily reflect the presence of mineral resources.

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

mineral resource
means a concentration or occurrence of natural, solid, inorganic, or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics, and continuity of a mineral resource are known, estimated, or interpreted from specific geological evidence and knowledge. Mineral resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated, and Measured categories. Note that the confidence level in Inferred Mineral Resources is insufficient to allow the application of technical and economic parameters or to enable an evaluation of economic viability worthy of public disclosure. Regardless of category, a mineral resource is estimated through application of the guidelines of the Canadian Institute of Mining, Metallurgy and Petroleum Standards for Mineral Resources and Reserves: Definitions and Guidelines, as amended in 2014. A “historic” mineral resource estimate refers to a mineral resource estimate of the quantity, grade, or metal or mineral content of a deposit that the Company has not verified as current, and which was prepared before the Company acquired or entered into an agreement to acquire, an interest in the property that contains the deposit.

NI 43-101	Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects.
oz.	troy ounce (12 oz. to 1 pound)
Preliminary Economic Assessment (PEA)
A preliminary assessment study which includes an economic analysis of the potential viability of a material resource prior to the completion of a prefeasibility study. Based on the Society for Mining, Metallurgy and Exploration (SME) study types a PEA (also known as a conceptual or scoping study used to support a NI 43-101 Technical Report is within +/-35% degree of accuracy.

Preliminary Feasibility Study (PFS)
A comprehensive study of the viability of a project that has advanced to a stage where the mining method and pit configuration has been established and an effective method of coal processing has been determined, and includes a financial analysis based on reasonable assumptions of technical, engineering, legal, operating, economic, social, and environmental factors, and the evaluation of other relevant factors which are sufficient for a Qualified Person (QP), acting reasonably, to determine if all or part of a Resource can be classified as a Reserve (CIM Standards, 2014). Based on the SME study types a PFS used to support a NI 43-101 Technical Report is within +/-25% degree of accuracy.

Qualified Person Or QP
An individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation, or mineral project assessment, or any combination of these; has experience relevant to the subject matter of the mineral project and the technical report; and is a member or licensee in good standing of a professional association recognized under Nl 43-101 (CIM Standards, 2014).

Ti	Titanium
V	Vanadium

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following selected financial and other data summarize our historical financial information. We derived the selected balance sheet information as of December 31, 2020, 2019 and 2018, and the selected statement of operations information for the years ended December 31, 2020, 2019 and 2018, from our audited financial statements as of those dates. The consolidated financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board, which differ in certain respects from the principles we would have followed had our consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).

The information in the following tables should be read in conjunction with the information appearing under the heading “Item 5. Operating and Financial Review and Prospects” and our audited annual financial statements under the heading “Item 18. Financial Statements”.

Statement of Operations	2020	2019	2018	2017	2016
Revenue$	$—	$—	—	—	—
Net income (loss)	(4,626,887)	17,513,854	(18,184,468)	(18,592,981)	(2,007,305)
Comprehensive income (loss)	(4,626,887)	17,513,854	(18,196,628)	(18,580,821)	(2,007,305)
Basic net (loss) income per share	(0.03)	0.17	(0.23)	(0.33)	(0.05)
Diluted net (loss) income per share	(0.03)	0.17	(0.23)	(0.33)	(0.05)

Balance Sheet Data	2020	2019	2018	2017	2016
Total Asset	$39,833,010	$27,448,088	$9,264,205	18,368,843	27,828,109
Share Capital	$197,612,182	$181,129,012	$173,819,546	165,862,805	156,529,025
Number of Common Shares (as adjusted to reflect changes in capital)	180,518,828	121,299,508	95,316,127	74,721,790	48,076,530
Total liabilities	$2,474,953	$2,740,000	$10,023,943	9,681,322	11,032,616
Total shareholders’ equity	$37,358,057	$24,708,088	$(759,738)	8,687,521	16,795,493

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

We have not received any material revenue or net profit to date. Exploration and development of mineral properties requires large amounts of capital and usually results in accounting losses for many years before profitability is achieved, if ever. We have incurred losses and negative operating cash flow during our most recently completed financial year and for the current financial year to date. We believe that commercial mining activity is warranted on our Gibellini Project (as defined herein) and Pulacayo Project (as defined herein). Even if we undertake future development activity on any of our properties, there is no certainty that we will produce revenue, operate profitably or provide a return on investment in the future. The exploration of our properties depends on our ability to obtain additional required financing. There is no assurance that we will be successful in obtaining the required financing, which could cause us to postpone our exploration plans or result in the loss or substantial dilution of our interest in our properties.

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

COVID-19 - The outbreak of contagious diseases, including the spread of the coronavirus, could impact our business operations, results of operations and/or financial condition.

An emerging risk is a risk not well understood at the current time and for which the impacts on strategy and financial results are difficult to assess or are in the process of being assessed. Since December 31, 2019, the outbreak of the novel strain of coronavirus, specifically identified as “COVID-19”, has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally, resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company and its operating subsidiaries in future periods.

Our business operations could be significantly adversely affected by the effects of a widespread global outbreak of contagious disease, including the recent outbreak of respiratory illness caused by COVID-19. We cannot accurately predict the impact COVID-19 will have on third parties, including our employees or contractors, ability to fulfil their obligations to the Company, including due to uncertainties relating to the ultimate geographic spread of the virus, its severity, the duration of the outbreak, and the restrictions imposed by governments of affected countries to combat COVID-19. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries (including those countries in which our properties are located and other countries we rely on to conduct our business operations), resulting in an economic downturn that could negatively impact our operating results and financial condition. There can be no assurance that any policies or procedures that have been or that may be put in place by the Company will mitigate the risks associated with, or that they will not cause us to experience, less favourable health, safety and economic outcomes, including the ability to obtain financing for business operations as needed or on terms acceptable to the Company.

We are subject to substantial government regulation in the United States and Canada. Changes to regulation or more stringent implementation could have a material adverse effect on our results of operations and financial condition.

Mining and exploration activities at our properties in North America are subject to various laws and regulations relating to the protection of the environment, such as the U.S. federal Clean Water Act and the Nevada Water Pollution Control Law. Although we intend to comply with all existing environmental and mining laws and regulations, no assurance can be given that we will be in compliance with all applicable regulations or that new rules and regulations will not be enacted, including by the new Biden administration in the United States, or that existing rules and regulations will not be applied in a manner that could limit or curtail development of our properties.

All claims held by us in the United States are unpatented lode mining claims and all claims held by us in Ontario are patented claims. Our Manitoba claims are Crown Land mineral claims and mineral leases administered by the Manitoba Provincial government. At present, there is no royalty payable to the United States on production from unpatented mining claims, but exploration and development on these claims is subject to regulation and requires permits from the U.S. Department of Interior and various state agencies. There is a tax imposed on profits from the extraction of mineral substances raised and sold by operators of Ontario mines. There have been legislative attempts to impose a royalty on production from unpatented mining claims in the United States in recent years. Amendments to current laws and regulations governing exploration, development and mining or more stringent implementation thereof could have a material adverse effect on our business and cause increases in exploration expenses or capital expenditures or require delays or abandonment in the development of our properties.

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

Changes in regulations or shifts in political attitudes in Bolivia and Mongolia, as well as in neighboring countries, are beyond our control and may adversely affect our business and financial condition.

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

The Mongolian legal system shares several of the qualitative characteristics typically found in a developing country and many of its laws, particularly with respect to matters of environment and taxation, are still evolving. A transaction or business structure that would likely be regarded under a more established legal system as appropriate and relatively straightforward might be regarded in Mongolia as outside the scope of existing Mongolian law, regulation, or legal precedent. As the legal framework in Mongolia is in many instances based on recent political reforms or newly enacted legislation which may not be consistent with long-standing conventions and customs, certain business arrangements or structures and certain tax planning mechanisms may carry significant risks. In particular, when business objectives and practicalities dictate the use of arrangements and structures that, while not necessarily contrary to settled Mongolian law, are sufficiently novel within a Mongolian legal context, it is possible that such arrangements may be invalidated.

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

Our activities are subject to government approvals, various laws governing prospecting, development, land resumptions, production taxes, labor standards and occupational health, mine safety, toxic substances and other matters, including issues affecting local native populations. Although we believe that our activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development. Amendments to current laws and regulations governing operations, including by the new Biden administration in the United States and proposed changes to tax laws in Nevada, and activities of exploration and mining, or more stringent implementation thereof, could have a material adverse impact on our business, operations and financial performance. Further, the mining licenses and permits issued in respect of our projects may be subject to conditions which, if not satisfied, may lead to the revocation of such licenses. In the event of revocation, the value of our investments in such projects may decline.

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

Litigation and Regulatory Proceedings

The Company may be subject to civil claims (including class action claims) based on allegations of negligence, breach of statutory duty, public nuisance or private nuisance or otherwise in connection with the Company’s operations, or investigations relating thereto. While the Company is presently unable to quantify any potential liability under any of the above heads of damage, such liability may be material and may materially adversely affect the Company’s ability to continue operations. In addition, the Company may be subject to actions or related investigations by governmental or regulatory authorities in connection with its business activities, including, but not limited to, current and historic activities at the Company’s properties. Such actions may include prosecution for breach of relevant legislation or failure to comply with the terms of the Company’s licenses and permits and may result in liability for pollution, other fines or penalties, revocations of consents, permits, approvals or licenses or similar actions, which could be material and may impact the results of the Company’s operations. The Company’s current insurance coverage may not be adequate to cover any or all the potential losses, liabilities and damages that could result from the civil and/or regulatory actions referred to above.

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

Our revenues, if any, are expected to be in large part derived from the mining and sale of vanadium, silver, nickel, coal and other minerals. The prices of those commodities have fluctuated widely, particularly in recent years, and are affected by numerous factors beyond our control including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to new mine developments and improved mining and production methods.

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

We estimate that our current financial resources are insufficient to undertake presently planned exploration and development programs. Further exploration and development of our mineral properties may require additional capital. One source of future funds presently available to us is through the sale of equity capital. There is no assurance that this source will continue to be available as required or at all. If it is available, future equity financings may result in substantial dilution to shareholders. Another alternative for the financing of further exploration and/or development would be the offering of an interest in our mineral properties to be earned by another party or parties carrying out further exploration or development thereof. There can be no assurance that we will be able to conclude any such agreements on favorable terms or at all.

Any failure to obtain the required financing on acceptable terms could have a material adverse effect on our financial condition, results of operations and liquidity and may require us to cancel or postpone planned capital investments.

Foreign Operations, Including Emerging and Developing Market Risk

Changes in mining, investment or other applicable policies or shifts in political attitude in Bolivia may adversely affect the Company’s operations or profitability and may affect the Company’s ability to fund its ongoing expenditures. Regardless of the economic viability of the Company’s properties, such political changes, which are beyond the Company’s control, could have a substantive impact and prevent or restrict (or adversely impact the financial results of) mining of some or all of any deposits on the Pulacayo Project.

Bolivia is a mining-friendly jurisdiction with a long history of mining and an experienced labour force. The majority of the Company’s operating costs in relation to Pulacayo Project are denominated in Bolivian boliviano. The Company has not hedged its exposure to any exchange rate fluctuations applicable to its business, and is therefore exposed to currency fluctuation risks. The Company’s operations are also subject to Bolivian regulations pertaining to environmental protection, the use and development of mineral properties and the acquisition or use of rural properties by foreign investors or Bolivian companies under foreign control and various other Bolivian regulatory frameworks, as described below.

The market for securities issued by companies with significant operations in Bolivia is influenced by economic and market conditions in Bolivia and, to varying degrees, market conditions in Canada, the United States and developing countries, especially other Latin American countries. Although economic conditions vary by country, the reaction of investors to developments in one country may cause fluctuations in the capital markets in other countries. Developments or adverse economic conditions in other countries, including developing countries, have at times significantly affected the availability of credit in the Bolivian economy and resulted in considerable outflows of funds and reduced foreign investment in Bolivia, as well as limited access to international capital markets, all of which may materially adversely affect The Company’s ability to borrow at acceptable interest rates or to raise equity capital when it needs to do so. In addition, a significant decline in the economic growth or demand for imports of any of Bolivia’s major trading partners could have a material adverse impact on Bolivia’s exports and balance of trade and adversely affect Bolivia’s economic growth.

In addition, because international investors’ reactions to the events occurring in one emerging market country sometimes produce a “contagion” effect, in which an entire region or class of investment is disfavored by international investors, Bolivia could be adversely affected by negative economic or financial developments in other countries.

The Company’s financial condition and results of any future operations may also be materially adversely affected by any of the following factors, as well as by the Bolivian government’s actions in response to them:

●
currency depreciations and other exchange rate movements;
●
monetary policies;
●
inflation rate fluctuations;
●
economic and social instability;
●
energy shortages or other changes in energy prices;
●
interest rates;
●
disasters at third party mineral projects;
●
exchange rate controls and restrictions on remittances abroad;
●
liquidity of the domestic capital and lending markets;
●
tax policy, including international tax treaties; and
●
other political, diplomatic, social and economic policies or developments in or affecting Bolivia.

Uncertainty over whether the Bolivian federal government will implement changes in policy or regulation affecting these or other factors in the future may contribute to economic uncertainty in Bolivia and to heightened volatility in the market value of securities issued by Bolivian companies or companies with Bolivian assets. These and other future developments in the Bolivian economy and governmental policies may adversely affect the Company.

Political and Economic Risks in Bolivia

The Pulacayo Project and certain other projects of the Company are located in Bolivia. Regardless of recent progress in restructuring its political institutions and revitalizing its economy, Bolivia’s history since the mid-1960s has been one of political and economic instability under a variety of governments. Since 2006, the government has intervened in the national economy and social structure, including periodically imposing various controls, the effects of which have been to restrict the ability of both domestic and foreign companies to freely operate. Although the Company believes that the current conditions in Bolivia are relatively stable and conducive to conducting business, the Company’s current and future mineral exploration and mining activities in Bolivia are exposed to various levels of political, economic, and other risks and uncertainties. These risks and uncertainties include, but are not limited to, hostage taking, military repression, extreme fluctuations in currency exchange rates, high rates of inflation, political and labour unrest, civil unrest, expropriation and nationalization, renegotiation or nullification of existing concessions, licences, permits and contracts, illegal mining, changes in taxation policies, restrictions on foreign exchange and repatriation, changing political conditions, currency controls, and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens or purchase supplies from a particular jurisdiction.

There has been a significant level of social unrest in Bolivia in recent years resulting from a number of factors, including a high rate of unemployment. Protestors have previously targeted foreign firms in the mining sector, and as a result there is no assurance that future social unrest will not have an adverse impact on the Company’s operations. The Company’s exploration and development activities may be affected by changes in government, political instability, and the nature of various government regulations relating to the mining industry. Bolivia’s fiscal regime has historically been favourable to the mining industry, but there is a risk that this could change. In addition, labour in Bolivia is customarily unionized and there are risks that labour unrest or wage agreements may impact operations. The Company cannot predict the government’s positions on foreign investment, mining concessions, land tenure, environmental regulation, or taxation. A change in government positions on these issues could adversely affect the Company’s business and/or its holdings, assets, and operations in Bolivia. Any changes in regulations or shifts in political conditions are beyond the control of the Company. The Company’s operations in Bolivia entail significant governmental, economic, social, medical, and other risk factors common to all developing countries. The status of Bolivia as a developing country may also make it more difficult for the Company to obtain any required financing because of the investment risks associated with it. The level of social unrest in Bolivia has increased significantly following the failed general elections held on October 20, 2019.

The Company’s operations in Bolivia may be adversely affected by economic uncertainty characteristic of developing countries. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use, and safety factors. Any such changes could have a material adverse effect on the Company’s operations.

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

We have engaged in the past, and continue to engage, in extensive related party transactions involving certain of our management. See the discussion under the heading “Item 7.B. Related Party Transactions” for further detail. Such related party transactions could cause us to become materially dependent on the related parties in the ongoing conduct of our business, and related parties may be motivated by personal interests to pursue courses of action that are not necessarily in the best interests of the Company and our stockholders. Related party transactions often present conflicts of interest could result in disadvantages to the Company, and may impair investor confidence, all of which could materially and adversely affect us.

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

Because the Company is an exploration stage company and its only material revenues consist of passive investment income on its cash investments, U.S. holders of Common Shares should be aware that the Company believes it was classified as a passive foreign investment company ("PFIC") during the tax year ended December 31, 2020, and based on current business plans and financial expectations, the Company anticipates that it should be a PFIC for the current tax year and may be a PFIC in future tax years. If the Company is a PFIC for any year during a U.S. shareholder’s holding period of the Common Shares, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of Common Shares, or any "excess distribution" received on its Common Shares, as ordinary income, and to pay an interest charge on a portion of such gain or distribution, unless the shareholder makes a timely and effective "qualified electing fund" election ("QEF Election") or a "mark-to-market" election with respect to the Common Shares.

A U.S. shareholder who makes a QEF Election generally must report on a current basis its share of the Company’s net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders. However, U.S. shareholders should be aware that there can be no assurance that the Company will satisfy the record keeping requirements that apply to a qualified electing fund, or that the Company will supply U.S. shareholders with information that such U.S. shareholders require to report under the QEF Election rules, in the event that the Company is a PFIC and a U.S. shareholder wishes to make a QEF Election. Thus, U.S. shareholders may not be able to make a QEF Election with respect to their Common Shares. A U.S. shareholder who makes a mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the Common Shares over the taxpayer’s adjusted tax basis therein. This paragraph is qualified in its entirety by the discussion below under the heading "Certain United States Federal Income Tax Considerations." Each U.S. shareholder should consult its own tax advisors regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

The Company is an exploration stage company with projects in the United States, Canada, Bolivia and Mongolia. The Company, in its current form, is primarily the product of an April 16, 2010 business combination between Red Hill Energy Inc. and Prophecy Resource Corp. We are currently governed under the Business Corporations Act (British Columbia) ("BCBCA"). Our head and registered offices are located at Suite 1610 – 409 Granville Street, Vancouver, British Columbia, V6C 1T2, Telephone: 604-569-3661.

Red Hill Energy Inc. was incorporated on November 6, 1978 under the Corporations Act (British Columbia) under the name "Banbury Gold Mines Ltd." Banbury changed its name to "Enerwaste Minerals Corp." on July 3, 1992 and to "Universal Gun-Loc Industries Ltd." on December 17, 1993. On April 24, 2002, Universal Gun-Loc changed its name to "UGL Enterprises Ltd." and then to "Red Hill Energy Inc." on May 29, 2006.

On April 16, 2010, Red Hill Energy Inc. changed its name to "Prophecy Resource Corp." in conjunction with the merger of Red Hill Energy Inc. and Prophecy Resource Corp.

On June 13, 2011, the Prophecy Resource Corp. changed its name to "Prophecy Coal Corp." in connection with its amalgamation with Northern Platinum Ltd. and Prophecy Holdings Inc. and an asset spin-off to capitalize the Company’s then-controlled affiliate, Wellgreen Platinum Ltd.

On January 2, 2015, we completed, by way of a share purchase agreement, the acquisition of 100% of Apogee Silver Ltd.’s ("Apogee") interest in and to ASC Holdings Limited and ASC Bolivia LDC (which together, indirectly held through ASC Bolivia LDC Sucursal Bolivia, Apogee’s joint venture interest in the Pulacayo Project and Apogee Minerals Bolivia S.A. by paying to Apogee $250,000 in cash and issuing to Apogee 60 million Common Shares.

On January 5, 2015, Prophecy Coal Corp. changed its name to "Prophecy Development Corp." in connection with an acquisition of assets located in Bolivia and to better reflect its various interests in its mining and energy projects at the time in the United States, Canada, Bolivia and Mongolia.

On March 12, 2015, we entered into a credit facility (which, as amended, we refer to as the "Credit Facility") with Linx Partners Ltd. (which we refer to as "Linx"), a private company wholly-owned and controlled by John Lee, our Chief Executive Officer and Executive Chairman, and a member of our board of directors (which we refer to as the "Board"), in order to meet interim working capital requirements to fund our business operations and financial commitments. The Credit Facility was amended on May 5, 2015 and February 24, 2016. The Credit Facility was revolving and had a maximum principal amount available for advance of $2.5 million. The Credit Facility had a two-year term with an option to extend for any number of subsequent one-year terms subject to approval by the TSX and had a simple interest rate of 18% per annum. We closed out and terminated the Credit Facility on November 28, 2017.

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

On September 1, 2015, we announced a non-brokered private placement involving the issuance of up to the equivalent of 4,000,000 units at a price of the equivalent of $0.50 per unit. Each unit consisted of one Common Share and one common share purchase warrant entitling the holder thereof to acquire an additional Common Share at a price of the equivalent of $0.70 per share for a period of five years from the date of issuance. On September 30, 2015, we closed on a first cash tranche of the aforementioned private placement for gross cash proceeds of $556,000 through the issuance of the equivalent of 1,112,000 units. The remainder of this private placement was cancelled on November 4, 2015.

On November 12, 2015, we announced a non-brokered private placement involving the issuance of up to the equivalent of 2,500,000 units at a price of the equivalent of $0.40 per unit. Each unit consisted of one Common Share and one common share purchase warrant entitling the holder thereof to acquire an additional Common Share at a price of the equivalent of $0.70 per share for a period of five years from the date of issuance. On November 13, 2015 we closed on a first tranche of the aforementioned private placement for gross cash proceeds of $250,000 through the issuance of the equivalent of 625,000 units. On December 18, 2015, we announced the closure of the aforementioned private placement with no further subscriptions.

On January 25, 2016, we completed a non-brokered private placement involving the issuance of the equivalent of 800,000 units at a price of the equivalent of $0.25 per unit, with each unit consisting of one Common Share and one common share purchase warrant at a price of the equivalent of $0.40 per share for a period of five years from the date of issuance.

On January 29, 2016, we voluntarily delisted our Common Shares from the OTCQX.

On March 30, 2016, we entered into a debt settlement agreement with Linx and Mr. Lee, the beneficial owner of Linx, pursuant to which, we agreed to issue the equivalent of 7,500,000 units to Mr. Lee, in satisfaction of $1,500,000 of indebtedness owed by us to Linx under the Credit Facility. Each unit consists of one Common Share and one common share purchase warrant at a price of the equivalent of $0.40 per share for a period of five years from the date of issuance. We issued the aforementioned equivalent of 7,500,000 units on June 6, 2016.

On June 7, 2016, we completed the 2016 Consolidation.

On August 29, 2016, we completed a non-brokered private placement involving the issuance of the equivalent of 2,027,350 units at a price of the equivalent of $0.38 per unit for gross proceeds of $770,393. Each unit consisted of one Common Share and one-half of one common share purchase warrant, with each full purchase warrant entitling the holder thereof to purchase one Common Share at a price equivalent of $0.44 per share for a period of five years from the date of issuance.

On September 22, 2016, we sold our 60% interest in the Okeover, copper-molybdenum project located in British Columbia, Canada to Lorraine Copper Corp. (which we refer to as "Lorraine"). Under the terms of the agreement, Lorraine issued 2,200,000 Common Shares of Lorraine (valued at $0.08 per share) to us and assumed our $19,079 payment obligation to Eastfield Resources Ltd. under such parties’ existing joint venture agreement. We are additionally entitled to receive 30% of any payments or proceeds resulting from third party agreements related to the project entered into within five years of the date of the sale, up to a maximum amount of $1,000,000.

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

THREE YEAR HISTORY

Year Ended December 31, 2018

On February 15, 2018, we acquired an additional 105 unpatented lode mining claims located adjacent to our existing Gibellini Project, through the acquisition of 1104002 B.C. Ltd. and its Nevada subsidiary, by paying a total of $335,661 in cash, settling $14,338 in debt and issuing the equivalent of 500,000 common share purchase warrants to arm’s-length, private parties.

On February 27, 2018, we re-listed our Common Shares on the OTCQX, which began trading again under the symbol "PRPCF".

On April 23, 2018, we announced an amendment to the Gibellini mineral lease agreement dated June 22, 2017, whereby we were granted the option to cause the Gibellini Lessor to transfer title to substantially all of the applicable Gibellini mining claims to us in exchange for US$1,000,000, to be paid as an advance royalty payment.

On August 14, 2018, we closed the Company’s non-brokered private placement for gross proceeds of $1,137,197 through the issuance of 4,061,417 units of the Company. Each unit is comprised of one Common Share and one common share purchase warrant. Each warrant entitles the holder to purchase one additional Common Share at an exercise price of $0.40 for a period of three years from the closing of the first tranche of the placement.

On August 8, 2018, we completed the Forward Split.

On August 20, 2018, the Company secured water supply for the Gibellini Project’s construction and operation. The Company signed a 10-year water lease agreement (the "Gibellini Agreement") with the owner of a private ranch, located approximately 14.5 km from the Gibellini Project. The Gibellini Agreement can be extended for any number of additional 7-year terms, not to exceed (with the primary term) a total of 99 years. Per the terms of the Gibellini Agreement, the lessor has granted to the Company the rights to 805 acre-feet (approximately 262.4 million gallons) of water per year for the Gibellini Project, at a minimum flow rate of 500 gallons per minute from its year-round springs surface water stream.

On October 2, 2018, the Company signed a Memorandum of Agreement for voluntary cost recovery with the U.S. Department of the Interior Bureau of Land Management (the "BLM"), Battle Mountain District office to expedite Gibellini Project permitting efforts. The Company and the BLM agreed in principal to a fixed cost structure that will have the Company reimburse the BLM for the cost of all anticipated work for the BLM to complete its review of the Company’s submission of mine plan of operations and any updates to existing baseline studies.

On November 22, 2018, we closed a bought deal financing previously announced on November 1, 2018, which raised gross proceeds of $5,520,000. The Company entered into an agreement for BMO Nesbitt Burns Inc. to buy, on a bought deal basis, 12,000,000 Common Shares, at a price of $0.46 per share. The Common Shares were offered by way of a short form prospectus in each of the provinces and territories of Canada, except Québec. The Company incurred $560,576 in Common Share issuance costs.

On December 18, 2018, the Company announced that it selected M3 Engineering & Technology Corporation to provide engineering, procurement, construction and management services for its Gibellini Project in response to its Request for Proposal issued on August 15, 2018.

Year Ended December 31, 2019

On February 14, 2019, the Company announced that it had retained Amec Foster Wheeler E&C Services Inc. (Wood) to undertake updating of the mineral resource and mining section for the Company’s upcoming feasibility study to be completed to the standards of NI 43-101 of its Gibellini Project.

On March 18, 2019, the Company announced that the Ulaan Ovoo Property had started up. The Company also reported that it had executed a lease agreement with an arms-length private Mongolian company (the "Mongolian Lessee") whereby the Mongolian Lessee performs mining operations at the Company’s Ulaan Ovoo Property and will pay the Company $2 for every tonne of coal shipped from the Ulaan Ovoo site premises. The Mongolian Lessee is responsible for all capital and operating expenses, government taxes and royalties related to Ulaan Ovoo operation.

On March 26, 2019, the Company announced its vanadium assay results from its fall 2018 exploration reconnaissance program on the Gibellini Project. There were 155 assays taken from three prospective exploration areas which all were within 5 km to the existing Gibellini Project vanadium NI 43-101 compliant resource pit.

On May 1, 2019, the Company announced that it had received guidance regarding expected permitting timelines following the Company meeting with regulators in late April 2019. The Company estimated Q1 2020 as the target date for publication of the Notice of Intent ("NOI") to prepare an Environment Impact Statement ("EIS") in the Federal Register. Upon publication of the NOI the review process is mandated to be completed within a 12-month period under the US Department of the Interior’s Secretarial Order No. 3355. Based on this guidance, an EIS Record of Decision ("ROD") was expected no later than Q1 2021. Upon receipt of a positive ROD and issuance of Nevada State permits, the Company plans to start mine construction in 2021 and begin vanadium production by Q4 2022.

On May 27, 2019, the Company announced that its Annual General Meeting ("AGM") had been scheduled for September 12, 2019. Due to some recent changes in the Company’s Management, the AGM was delayed from being held within six months of its year end. TSX approval had been obtained to delay the Company’s AGM to September 12, 2019.

On June 19, 2019, the Company announced the appointment of a third party National Environmental Policy Act ("NEPA") contractor and SWCA Environmental Consultants ("SWCA") to work under the direction of the BLM per the provisions of a Memorandum of Understanding between SWCA, BLM and the Company, to prepare the EIS for the and assist the BLM in the maintenance of the administrative record. The EIS was prepared pursuant to Secretarial Order 3355 in the Federal Register to BLM.

On July 8, 2019, the Company announced that it had submitted its updated Plan of Operations (the "POO") through the Company’s U.S. subsidiary for the Gibellini Project to the BLM and the Reclamation Permit Application to the Nevada Division of Environmental Protection, Bureau of Mining Regulation and Reclamation (the "BMRR"). The POO was submitted on schedule and prepared under budget. The POO submission is the last major step before the publication of the NOI which will initiate the EIS process under the Secretary of Interior Order No. 3355 (Streamlining National Environmental Policy Reviews and Implementation of Executive Order 13807; see Company’s news release dated March 28, 2018 filed on SEDAR). The streamlined EIS process from NOI to the ROD is one year.

The Company further announced that a positive resolution was issued from the Mongolia city tax tribunal regarding the Company’s VAT dispute with the Mongolia tax office. The resolution, which is binding and final, affirmed the Company’s outstanding VAT credit of 1.169 billion MNT (USD$439,470 based on rate of 2,660 MNT to 1 USD$) which resulted from past mining equipment purchases. The VAT credit can be used to offset the Company’s taxes and royalty payments; or be refunded in cash by Mongolia’s Ministry of Finance within 12 to 24 months processing time. In addition, the Company also reported that it had successfully converted its Chandgana Khavtgai coal exploration license to a mining license in central Mongolia.

On July 19, 2019, the Company announced its objectives for the second half of 2019 for its Gibellini Project. The Company submitted the key Nevada state permit applications required for project construction by the end of the third quarter of 2019. It is anticipated that all approvals will be received by the third quarter of 2021.

On July 29, 2019, the Company the Company granted an aggregate of 1,685,000 incentive stock options to its directors, officer and employees of the Company. The options are exercisable at a price of $0.20 per share for a term of five years expiring on November 1, 2024 and vest at 12.5% per quarter for the first two years following the date of grant.

On August 19, 2019, the Company announced the formation of two wholly owned Canadian BC subsidiaries: Silver Elephant Mining Corp. (which subsequently changed its name to "Illumina Silver Mining Corp.") and Asia Mining Inc. in order to facilitate potential future spinoffs of the Company’s wholly owned Bolivian silver operation and Mongolian coal operation.

On August 26, 2019, the Company announced that it was undertaking a non-brokered private placement involving the issuance of 13 million Common Shares at a price of $0.20 per share to raise aggregate gross proceeds of $2,600,000 (the "August 2019 Placement"). The Company’s management and directors subscribed to 2 million Common Shares in the August 2019 Placement. These Common Shares were subject, under applicable Canadian securities laws, to a minimum hold period of four months plus one day from the date of issue.

On September 6, 2019, the Company closed the August 2019 Placement. The Placement raised gross cash proceeds of $2,600,000 through the issuance of 13,000,000 Common Shares at a price of $0.20 per share. The Company paid $10,000 in cash and issued 525,000 Common Shares as finder’s fees. Proceeds of the August 2019 Placement were used to develop the Company’s mineral projects and for general working capital purposes.

On September 24, 2019, the Company announced the successful completion of its internal reorganization. The Company further announced, subject to approval by the TSX, that it would issue 175,000 Common Shares, with a four-month hold period under applicable Canadian securities laws, to Mr. Bryan Slusarchuk in exchange for consulting services to the Company.

On September 30, 2019, the Company announced a 5,000-meter diamond drilling at its Pulacayo Project had started with first set of assay results expected in early November, 2019.

On October 3, 2019, the Pulacayo Mining Production Contract ("Pulacayo MPC") was executed between the Company and the Corporación Minera de Bolivia ("COMIBOL"), a branch of the Bolivian Ministry of Mining and Metallurgy. Notification of the final government resolution approving the Pulacayo MPC was received on September 27, 2019. The Pulacayo MPC granted the Company the 100% exclusive right to develop and mine at the Pulacayo and Paca concessions for up to 30 years, which is comparable to a mining license in Canada or the United States. The Company’s Bolivian subsidiaries had spent $25 million on Pulacayo and Paca as of October 3, 2019 with over 80,000 meters of drilling, with a completed historic independent feasibility study, and an approved detailed environment impact assessment.

On October 7, 2019, the Company announced that it was undertaking a non-brokered private placement involving the issuance of 10 million Common Shares at a price of $0.40 per share (the "October 2019 Placement") to raise aggregate gross proceeds of $4,000,000.

On October 9, 2019, the Company issued 104,951 Common Shares at a value of $43,060 to its directors to settle outstanding director fees.

On October 21, 2019, the Company announced that it had closed the October 2019 Placement. The October 2019 Placement raised gross cash proceeds of $3,900,000 for Company through the issuance of 9,750,000 Common Shares at a price of $0.40 per share. Mr. Eric Sprott, through 2176423 Ontario Ltd., a corporation that is beneficially owned by him, acquired 5,000,000 Common Shares under the October 2019 Placement for a total consideration of $2,000,000. Following the completion of the private placement, Mr. Sprott’s holdings represented 9% of the issued and outstanding Common Shares at the time of the October 2019 Placement. Mr. Sprott beneficially owned 5,900,000 Common Shares in the Company prior to this investment. The Company’s management and directors purchased 0.4 million Common Shares for proceeds of $160,000. The Company issued 654,500 Common Shares as finder’s fees to Mackie Research Capital Corp. All Common Shares issued in the October 2019 Placement were subject to a four month and one day hold period under applicable Canadian securities laws. Proceeds were used for the Company’s mineral project exploration and for general working capital purposes.

On October 28, 2019, the Company announced the diamond drilling results from the Company’s 100% controlled Paca silver project in the Potosi department of Bolivia.

On November 1, 2019, the Company granted an aggregate of 1,680,000 incentive stock options to its directors, officer and employees of the Company. The options are exercisable at a price of $0.44 per share for a term of five years expiring on November 1, 2024 and vest at 12.5% per quarter for the first two years following the date of grant.

On November 7, 2019, the Company announced that it had submitted, through its wholly owned US subsidiary Nevada Vanadium, LLC ("Nevada Vanadium"), the applications and Engineering Design Reports for the primary mining permits that govern project construction, operations and closure for its Gibellini Project located in Eureka County, Nevada, U.S., to BLM and the Gibellini Project EIS contractor, SWCA. The permit applications were submitted on October 31, 2019 for the Water Pollution Control Permit and the Class II Air Quality Permit. These Nevada state permits have been developed to provide construction level engineering that supports the mine plan previously submitted to the BLM in the POO. Comments received from both the BLM and SWCA were used as guidance in the engineering design to ensure the State and Federal Permits are aligned and reflect the most current guidance provided by the Company, NDEP and BLM.

On December 4, 2019, the Company announced that it had received on November 18, 2019, the 18-page Resolution No. 195/2018 issued by the Supreme Court of Bolivia (the "2019 Resolution"), signed by all of its nine judges. It declared that the contentious tax claim of US$6,556,787 (US$816,769.54 income tax on alleged 2003 profits and US$5,740,017.81 in interests and penalties) brought by Bolivia’s General Revenue Authority against the Company’s Bolivian subsidiary was not proven. The 2019 Resolution is final and binding. Hence neither the Company nor the Company’s Bolivian subsidiaries owe any outstanding back taxes to the Bolivian General Revenue Authority.

On December 18, 2019, the Company announced that the phase two drilling had commenced at the Pulacayo Project. It is a 5,000-meter program that will consist mainly of wide step-out drilling up to 1.5km west of the current 43-101 Pulacayo resource. That current Pulacayo resource covers 1.4 km in strike and represents only a small portion of the Tajo vein system (the "TVS") which is over 3 km in strike and open to least 1,000 meters at depth, according to historical records of underground mining.

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

Year Ended December 31, 2020

On January 8, 2020, the Company announced the following:

●
a special meeting of the shareholders to be held on March 16, 2020, to seek shareholder approval the following:
●
changing the name of the Company from "Prophecy Development Corp." to "Silver Elephant Mining Corp." (the "Name Change");
●
a consolidation of the issued and outstanding Common Shares at a ratio between one (1) new Common Share for every five (5) to ten (10) issued and outstanding Common Shares; and
●
ratification of 1,275,000 stock options previously granted to certain directors, officers, employees and consultants of the Company on July 29, 2019 pursuant to the terms of the Company’s 20% fixed share-based compensation plan, as amended (the "Share-Based Compensation Plan").
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
●
pursuant to the Share-Based Compensation Plan, the issuance of an aggregate of 1,601,000 Common Shares (subject to a minimum hold period of four months plus one date from the date of issuance, under applicable Canadian securities laws) as 2019 bonus payments to certain directors, officers, employees and consultants of the Company;
●
that further to the Company’s news release dated December 18, 2019, the Company had completed the first of 3 holes of the planned 17 drill holes at the Pulacayo Project; and
●
the Company had mobilized a second drilling rig to the Pulacayo Project and expects to complete the proposed 5,000 meter drill program in February 2020, with full assay results by March 2020.

On January 21, 2020, the Company provided its first step-out diamond drilling results from its 100%-controlled Pulacayo Project.

On March 6, 2020, the Company provided its 2,598-meter, 16-hole Pulacayo step out drill program from its 100%-controlled Pulacayo Project.

On March 9, 2020, the Company commenced its district exploration program at its Pulacayo Project.

On March 16, 2020, the Company held the special meeting of the shareholders where it received shareholder approval of the Name Change and the 2020 Consolidation and ratification of the 1,275,000 stock options granted under the Share-Based Compensation Plan.

On March 16, 2020, the Company amended its articles of incorporation and changed its name to "Silver Elephant Mining Corp."

On March 19, 2020, the Company changed its symbol on the TSX from PCY to "ELEF".

On March 23, 2020, the Company changed its symbol on the OTCQX from PRPCF to "SILEF".

In March 2020, the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak, which has continued to spread, and any related adverse public health developments, has adversely affected workforces, economies, and financial markets globally, potentially leading to an economic downturn. It is not possible for the Company to predict the duration or magnitude of the adverse results of the outbreak and its effects on the Company’s business or results of operations at this time.

The Company has implemented preventative measures across its offices and operations in order to safeguard the health of its employees, while continuing to operate safely and responsibly maintain employment and economic activity. All of the Company’s corporate offices have been closed and remote work implemented for all employees able to do so. Other measures being put into place at the Company’s operations include:

●
Reducing or eliminating in person meetings and other large gatherings;
●
Enhanced cleaning and disinfecting protocols, including frequent disinfecting of employee work areas;
●
Promoting personal preventative measures, such as frequent handwashing;
●
Screening all contractors and external visitors to site for risk factors and symptoms;
●
Increasing social distancing practices at site, such as cancelling large group meetings and changing meetings from in-person to virtual;
●
Requiring employees who show symptoms or are in close contact with someone with symptoms to stay home from work;
●
Requiring employees returning from travel outside of Canada to self-isolate; and
●
Reducing the number of on-site staff as much as possible and implementing work from home where feasible.

On April 15, 2020, the Company announced a non-brokered private placement (the "April 2020 Placement") involving the issuance of up to 14 million units (each a "Unit") at a price of $0.13 per Unit. Each Unit consisted of one Common Share and one common share purchase warrant, each entitling the holder to acquire an additional Common Share at a price of $0.16 per share for a period of three years from the date of issuance.

On May 1, 2020, the Company closed the first tranche of the April 2020 Placement. The first tranche raised gross proceeds of $1,330,940 through the issuance of 10,238,000 Units.

On May 4, 2020, the Company granted an aggregate of 3,000,000 incentive stock options to certain directors, officers, employees and consultants of the Company. These options are exercisable at a price of $0.22 per share for a term of five years expiring on May 4, 2025, and vest at 12.5% per quarter for the first two years following the date of grant.

On May 20, 2020, the Company closed the second and final tranche of the April 2020 Placement for $1,976,000 through the issuance of 15,200,000 Units. The Company paid $3,250 in cash and issued 156,900 Units as finder’s fee.

On July 7, 2020, the Company reported that all proposed resolutions put forth to the shareholders were approved at the Company’s Annual General and Special Meeting held on July 7, 2020. The Company had previously received conditional approval from the TSX to amend the exercise price of an aggregate of 24,318,927 previously issued common share purchase warrants with an exercise price from between $0.40 to $0.70 (the "Original Warrants") of the Company to an exercise price of $0.26 per share (the "Amendment") pending shareholder approval of the Amendment. Pursuant to the passing of the ordinary resolution approving the Amendment, the Original Warrants were cancelled and replaced with amended common share purchase warrants with an exercise price of $0.26 per share (the "Amended Warrants"), with the Amendment becoming effective as of July 17, 2020. All other terms of the Amended Warrants were unchanged from the Original Warrants.

On July 13, 2020, the Company announced that it had entered into a binding sales and purchase agreement (the "Triunfo SPA") with a private party to acquire the El Triunfo Gold-Silver-Lead-Zinc Project in La Paz District, Bolivia (the "Triunfo Project"). Subject to the provisions of the Triunfo SPA, the vendor agreed to sell, assign, and transfer to the Company, and the Company agreed to purchase from the vendor, the mining rights of the Triunfo Project upon the Company paying the vendor the sum of US$1,100,000, consisting of US$100,000 paid on execution of the Triunfo SPA, and US$1,000,000 to be paid on or before June 15, 2025.

On July 16, 2020, the Company announced that the NOI to prepare an the EIS for the Gibellini Project was published on July 14, 2020, in the Federal Register. The NOI formally commenced the 12-month timeline to complete the NEPA review and the EIS preparation by the BLM.

On July 20, 2020, the Company announced it had engaged Mercator Geological Services Limited ("Mercator") to prepare an updated NI 43-101 compliant technical report for the Pulacayo Project. The Company further announced the departure of Michael Doolin, the Company’s Chief Executive Officer and Chief Operating Officer. John Lee was subsequently appointed as Chief Executive Officer of the Company.

On August 3, 2020, the Company announced the appointment of David H. Smith as an Independent Director and the resignation of Ronald Clayton from the Company’s board of directors.

On August 11, 2020, the Company announced diamond infill drilling results from the Pulacayo Project which demonstrated broad continuity of mineralization and grade starting from near-surface, consistent with historic Hochschild mining records, which indicated high grade mineralization with increasing depth to more than 1,000 meters from surface.

On August 18, 2020, the Company granted an aggregate of 720,000 incentive stock options to a director, employee and consultant of the Company. The options are exercisable at a price of $0.50 per share for a term of five years expiring on August 17, 2025, and vest at 12.5% per quarter for the first two years following the date of grant.

On August 24, 2020, the Company announced that its wholly owned subsidiary, Nevada Vanadium, entered into a binding definitive Asset Purchase Agreement (the "Bisoni APA") with CellCube Energy Storage Systems Inc. ("CellCube") to acquire the Bisoni vanadium project (the "Bisoni Project") situated immediately southwest of the Gibellini Project.

On August 19, 2020, the Company announced that it had received its first chip sampling results on the Triunfo Project. A total of 103 chip samples were collected from outcrops at surface and from underground adits and tunnels accessing the main east-west mineralized trend. The width of the samples varies from 1.0 to 5.3m, exhibiting an average width of 2.5m. 37 Triunfo samples assayed up to 8.3 g/t AuEg. These results confirmed the Triunfo Project exhibits near-surface Au-Ag-Pb-Zn mineralization.

On September 8, 2020, the Company announced that it had entered into a binding sales and purchase agreement (the "Sunawayo SPA") with a private party to acquire the Sunawayo silver-lead mining project (the "Sunawayo Project") located immediately adjacent to the Malku Khota silver project in Bolivia. Subject to the provisions of the Sunawayo SPA, the vendor of the Sunawayo Project agreed to irrevocably transfer the mining rights of the Sunawayo Project to the Company for consideration of US$6,500,000, which payment consists of US$300,000 paid on execution of the Sunawayo SPA, with the remaining US$6,200,000 to be paid in cash over a one-year period in twelve equal monthly installments, starting March 1, 2021.

On September 18, 2020, the Company’s wholly owned subsidiary, Nevada Vanadium completed the acquisition of the Bisoni Project pursuant to the Bisoni APA. The Bisoni Project is comprised of 201 lode mining claims, along a 13.8 kilometer strike that covers an area of 16.5 square kilometers (1,656 hectares), easily accessed by a graded gravel road extending south from US Highway 50, and is about 25 miles south of the town of Eureka, Nevada. As consideration for the acquisition of the Bisoni Project under the Bisoni APA, the Company issued 4 million Common Shares (the "Bisoni APA Shares") and paid $200,000 cash to CellCube. The Bisoni APA Shares were subject to a Canadian statutory four month hold period that expired on January 19, 2021. Additionally, subject to TSX approval, if, on or before December 31, 2023, the price of European vanadium pentoxide on the Metal Bulletin (or an equivalent publication) exceeds US$12 a pound for 30 consecutive days, the Company will issue to CellCube additional Common Shares with a value of $500,000, calculated based upon the 5 day volume weighted average price of the Common Shares immediately following the satisfaction of the vanadium pentoxide pricing condition.

On September 28, 2020, the Company announced that all of the initial forty-eight chip and grab samples collected from surface outcrops and adits at the Sunawayo Project returned anomalous Ag-Pb assayed values. Ten of the assayed samples contain either over 100g/t silver or 10% lead or both. The results exceeded the Company’s expectations and are an early indication of the potential for mineral discoveries at the Sunawayo Project. The Company is mobilizing to start geological and structural mapping to ascertain the primary controls and trends for mineralization at the Sunawayo Project. This work will lay the foundation for defining drill targets by year’s end.

On October 13, 2020, the Company announced the results of an NI 43-101 compliant mineral resource estimate for the Pulacayo Project prepared by Mercator. This mineral resource estimate has an effective date of October 13, 2020, and includes an indicated mineral resource of 106.7 million oz of silver, 1,384.7 million pounds of zinc, and 693.9 million pounds of lead, and an inferred mineral resource of 13.1 million oz of silver, 122.8 million pounds of zinc and 61.9 million pounds of lead.

On October 21, 2020, the Company announced that it had entered into an agreement with Mackie Research Capital Corporation, as lead underwriter and sole bookrunner (the "Lead Underwriter"), on behalf of a syndicate of underwriters, including Canaccord Genuity Corp. and Sprott Capital Partners LP (collectively with the Lead Underwriter, the "Underwriters"), pursuant to which the Underwriters agreed to purchase, on a bought‐deal basis, 15,000,000 Common Shares at a price of $0.40 per share for aggregate gross proceeds of $6,000,000 (the "2020 Prospectus Offering"). The Company also granted the Underwriters an option (the "Over-Allotment Option") to increase the size of the 2020 Prospectus Offering by up to 15%, at any time up to 30 days following the closing of the Offering. The Common Shares were offered by way of a short form prospectus filed in each province of Canada, other than Québec pursuant to National Instrument 44-101 – Short Form Prospectus Distributions.

On October 21, 2020, the Company announced that it had entered into an amended agreement with the Lead Underwriter to increase the size of the 2020 Prospectus Offering to 20,000,000 Common Shares at a price of $0.40 per share for aggregate gross proceeds of $8,000,000. All other terms of the 2020 Prospectus Offering remained unchanged.

On November 17, 2020, the Company filed an NI 43-101 compliant technical report titled "Mineral Resource Estimate Technical Report for the Pulacayo Project, Potosí Department, Antonnio Quijarro Province, Bolivia", prepared by Matthew Harrington, P. Geo, Michael Cullen, P. Geo, and Osvaldo Arcé, P. Geo, of Mercator, with an amended report date of November 12, 2020, and an effective date of October 13, 2020 (the "Pulacayo Technical Report"), with Canadian securities regulatory authorities. The Pulacayo Technical Report is available under the Company’s SEDAR profile at www.sedar.com. On November 17, 2020, the Company also filed its final short form prospectus with the securities commissions in each of the provinces of Canada, other than Québec, in connection with the 2020 Prospectus Offering and on November 24, 2020, the Company announced the closing of the 2020 Prospectus Offering, pursuant to which the Company issued 23,000,000 Common Shares at a price of $0.40 per share, for aggregate gross proceeds of $9,200,000, including the full exercise of the Over-Allotment Option.

On November 25, 2020, the Company announced that it had received the complete assay results from the Company’s first diamond drill program at the Triunfo Project. Borehole TR007 intercepted 48.9 meters of mineralization grading 0.42 g/t gold, 35.5 g/t silver, 1.17% zinc, and 0.83% lead (1.45 g/t AuEq) within 98.9 meters of mineralization grading 1.04 g/t AgEq starting 13.0 meters downhole.

On November 30, 2020, the Company announced that it had received the complete assay results from the Company’s diamond drill program at the Paca silver-lead-zinc deposit ("Paca") in Bolivia. Reported widths are intercepted core lengths and not true widths, as relationships with intercepted structures and contacts vary. Based on core-angle measurements, true widths range from 77% to 86% of the reported core length. PND 114, 115, 118 drilled tested oblique structures parallel to the main east-west trend and discovered new mineralized zones. PND 114 intersected 16.5 meters of mineralization grading 55g/t silver equivalent that is to the north of the Paca north zone. PND 115 intercepted 66 meters of mineralization grading 75g/t silver equivalent between Paca main zone and Paca north zone, which are 250 meters apart. PND 118 was drilled at the eastern edge of the Paca main zone and intersected 112 meters of mineralization grading 50 g/t silver equivalent.

During the year ended December 31, 2020, the Company experienced the following changes in Directors, Officers and Management:

●
Michael Doolin ceased to act as Chief Executive Officer on July 17, 2020;
●
John Lee was appointed Chief Executive Officer effective July 17, 2020;
●
Ronald Clayton resigned as a Director on July 31, 2020; and
●
David H. Smith was appointed as a Director on August 3, 2020.

Subsequent Events to December 31, 2020

On January 21, 2021, the Company announced that a 2,300 meter drilling program had commenced at its Sunawayo Project. Since that time the Company has collected over 900 samples along an 8 km strike length. Over 86% of those samples returned silver assay results grading from 1 g/t to 458 g/t. A total of 15 drillholes have been planned over a span of 3km to test potential mineralized structures at the Caballo Uma and Pujiuni targets at the Sunawayo Project. The Company completed the drill first hole while continuing its mapping and sampling program at the Sunawayo Project, which spans 17km totaling an area of 59.5 km2.

On January 21, 2021, the Company announced that it had completed a 940 meter diamond drilling program at the Pero target within the Pulacayo Project.

On January 22, 2021, the Company announced that it had entered into a binding definitive Asset Purchase Agreement (the "Minago APA") with Victory Nickel Inc. ("Victory Nickel") to acquire the Minago Nickel Project located in the Thompson nickel belt ("TNB") in Manitoba, Canada (the "Minago Project"). The summary of the proposed transaction is as follows:

●
Subject to the terms of the Minago APA, the Company acquired the Minago Project from Victory Nickel for aggregate consideration of US$11,675,000, which consisted of a US$6,675,000 ("Property Payment") credit against certain secured debt owed by Victory Nickel to the Company at closing and US$5,000,000 in Common Shares ("Consideration Shares") to be issued over a one-year period.
●
Additionally, the Company agreed to issue to Victory Nickel $2,000,000 in Common Shares, upon the price of nickel exceeding US$10 per pound for 30 consecutive business days, occurring before December 31, 2023.
●
At closing, pursuant to the Minago APA, the Company further subscribed for 40,000,000 Common Shares of Victory Nickel (each, a "VN Share") at a price per VN Share of $0.025 for consideration of $1,000,000.

The US$6,675,000 Property Payment was made at closing in the form of a credit in the favour of Victory Nickel of US$6,675,000 against an aggregate of approximately US$12,056,307 owed by Victory Nickel pursuant to a Secured Debt Facility ("SDF"). The current SDF creditor and the Company entered into arm-length definitive Debt Purchase and Assignment Agreement ("DPAA"), whereby the SDF creditor sold and assigned the SDF to the Company for US$6,675,000. Under the Minago APA, the Company agreed to further credit the remaining balance under the SDF to Victory Nickel’s benefit, upon the completion of an independent economic study proving positive net present value being prepared in respect of the Minago Project in the future after closing. The Company also granted Victory Nickel a right of first refusal until December 31, 2023 to exploit the sandstone (non-nickel bearing sulphides) resources for frac sand extraction at the Minago Project. The Consideration Shares will be issued in three tranches as follows: US$2,000,000 worth of Consideration Shares at Closing; a further US$2,000,000 worth of Consideration Shares on or before August 31, 2021, and a further US$1,000,000 worth of Consideration Shares on or before December 31, 2021. Closing was subject to customary closing conditions, including the final approval of the TSX and the Canada Stock Exchange ("CSE").

On January 27, 2021, the Company announced the initial drill results from the Pero discovery within the Pulacayo Project.

On January 28, 2021, the Company announced that it had been named to the 2021 OTCQX® Best 50, a ranking of top performing companies traded on the OTCQX Best Market in 2020.

On February 1, 2021, the Company announced a non-brokered private placement (the "February 2021 Placement") involving the issuance of up to 10 million Common Shares at a price of $0.375 per share to raise aggregate gross proceeds of up to $3,750,000.

On February 5, 2021, the Company announced that it had closed the 2021 February Placement. The 2021 February Placement raised gross cash proceeds of $3,750,000 through the issuance of 10,000,001 Common Shares at a price of $0.375 per share. The Company paid $73,875 in cash as finder’s fees. The Common Shares are subject to a four month and one day hold period. Proceeds of the 2021 February Placement are expected to be used for exploration, working capital and general corporate purposes which may include project evaluations and acquisitions.

On February 10, 2021, the Company announced that further to its press release dated January 22, 2021, it had completed the acquisition of the Minago Project. Under the terms of the Minago APA the Company acquired the Minago Project for aggregate consideration of US$11,675,000, which consisted of a Property Payment of US$6,675,000 pursuant to the SDF and US$5,000,000 worth of the Consideration Shares to be issued to Victory Nickel over a 1-year period. An initial tranche of 5,363,630 Consideration Shares were issued on February 9, 2021, a further US$2,000,000 worth of Consideration Shares will be issued on or before August 31, 2021, and a further US$1,000,000 worth of Consideration Shares on or before December 31, 2021, at such time as may be determined at the sole option of the Company. All Consideration Shares are subject to 4-month plus 1-day statutory hold period. The Property Payment was a credit in favour of Victory Nickel against an aggregate of approximately US$12,056,307 owed by Victory Nickel pursuant to the SDF.

Immediately prior to acquiring the Minago Project, the Company acquired the SDF for US$6,675,000 in cash and 3 million common share purchase warrants of the Company, each exercisable until February 8, 2023 at an exercise price of $0.4764 from an arms-length party pursuant to the DPAA. The SDF has been restructured to bear zero percent interest and to expire on February 8, 2026, which will automatically be extended in 5-year increments. The Company will credit the remaining balance under the SDF to Victory Nickel’s benefit, upon completion of an independent economic study proving positive net present value in respect of the Minago Project during the term of the SDF. The Company also agreed to reimburse up to $200,000 of financial advisory services rendered by Red Cloud Securities Inc. as disclosed in a news release dated October 30, 2020 issued by Victory Nickel.

The Company further subscribed to 40,000,000 VN Shares at a price of $0.025 per VN Share, for cash consideration of $1,000,000, which resulted in the Company owning approximately 29% of Victory Nickel post-investment on a non-diluted basis. Each VN Share is subject to 4-month plus 1-day statutory hold period. Additionally, the Company agreed to issue to Victory Nickel $2,000,000 of the Common Shares, upon the price of nickel exceeding US$10 per pound for 30 consecutive business days, at any time before December 31, 2023. The Company also granted Victory Nickel the right of first refusal exercisable until December 31, 2023 with respect to the exploration of the sandstone (non-nickel bearing sulphides) resources for frac sand extraction at the Minago Project.

On January 27, 2021, the Company announced that the first ever drill hole at the Sunawayo Project has intercepted 137 meters of mineralization grading 36 g/t silver, starting from 0 meters-depth.

The Company has not made any capital divestitures during the past three fiscal years.

Currently, we do not have operating revenues, and we do not anticipate generating operating revenues during the fiscal year 2021. Our primary source of funds since inception has been through the issuance of equity securities. At December 31, 2020, the Company had cash flow of $7.6 million (2019 - $3 million; 2018 - $5.3 million) representing an increase of $4.6 million from $3 million held at December 31, 2019. The Company’s working capital at December 31, 2020 was a surplus of $6 million (2019 - $0.95 million; 2018 - $3.8 million). We will continue to seek capital through the issuance of equity, strategic alliances or joint ventures, and debt, of which the Company currently has none.

The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at: http://www.sec.gov.

B. Business Overview

The Company is a mineral exploration stage company. The Company’s principal projects are the Pulacayo Project located in Bolivia and the Gibellini vanadium project, which is comprised of the Gibellini and Louie Hill vanadium deposits and associated claims located in the State of Nevada, USA (the "Gibellini Project").

The Pulacayo Project comprises seven mining areas covering an area of approximately 3,560 hectares of contiguous areas centered on the historical Pulacayo mine and town site. The Pulacayo Project is located 18 km east of the town of Uyuni in the Department of Potosí, in southwestern Bolivia. It is located 460 km south-southeast of the national capital of La Paz and 150 km southwest of the City of Potosí, which is the administrative capital of the department. The Pulacayo Project is fully permitted with secured social licenses for mining.

The Pulacayo Project mining rights are recognized by two legally independent contractual arrangements, one covering all, except Apuradita from the Pulacayo MPC between the Company and COMIBOL, a Bolivian state mining company, and the original holder of the rights, executed on October 3, 2019. The Pulacayo MPC grants the Company the 100% exclusive right to develop and mine at the Pulacayo and Paca concessions for up to 30 years against certain royalty payments. It is comparable to a mining license in Canada or the United States. In connection with Apuradita, its rights are covered by a second contractual arrangement, with the Bolivian Jurisdictional Mining Authority, acting for the State, which is in process of formalization, as a mean of recognition of the acquired rights to what was originally the mining concession. Until such time as the contract is formalized, all mining rights, as recognized in the Bolivian Mining Law 535, can be exercised by the holder of the ex-concession.

The Company also currently holds, through leasehold assignments, a 100% interest in the claims comprising the Gibellini Project, which the Company aims to make the first operating primary vanadium mine in North America, as well as a 100% interest in the Titan vanadium-titanium-iron property located in Ontario, Canada; a 100% interest in the Ulaan Ovoo coal property located in Selenge province, Mongolia; and a 100% interest in each of the Chandgana Tal coal property and the Khavtgai Uul coal property located in Khentii province, Mongolia. The Company also holds the land use right and construction license for the Chandgana 600MW Coal-Fired Mine Mouth Power Plant project located in Khentii province, Mongolia.

Principal Products, Markets and Marketing

At the moment, we are not in production and we do not produce any products or minerals. Based on the projects that we are developing, our possible future products may include, but will not be limited to, raw thermal coal, zinc-silver concentrate, lead-silver concentrate, nickel concentrate and vanadium pentoxide product.

We are working to bring the Gibellini Project into production as soon as possible in order to address the supply-demand gap for vanadium projected to 2023. The projected demand is largely driven by environmental-related actions by the Chinese government which is intensified by increasing demand for vanadium redox flow storage batteries. The supply-demand gap will affect all uses of vanadium including steel manufacture, high tech applications and large capacity vanadium redox flow batteries.

Our marketing efforts have mostly been in assessing the reasons and sources of demand, but we have also conducted concept-level negotiations for supplying vanadium from the Gibellini Project to traders and battery manufacturers. As the Gibellini Project develops and more reliable information concerning timing, volume and quality become available, we will increase our marketing efforts. We will be primarily competing with other mining projects that produce raw thermal coal, zinc-silver concentrate, lead-silver concentrate and vanadium pentoxide. Our possible principle markets for vanadium pentoxide product may be Europe and/or China. Below are the 3-year historical industry pricing charts, USD$ per lb., for the vanadium pentoxide flake, minimum 98% vanadium pentoxide content, delivered in China and Europe.

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

We hold mining and energy properties and projects through the Company and the following subsidiaries:

Subsidiary	Mining Properties and Projects
Nevada Vanadium LLC
Holds the Gibellini Project, which is comprised of Gibellini and Louie Hill deposits by 209 Nevada Vanadium claims and 40 "Deitrich" claims under the Deitrich Lease Agreement as amended on April 19, 2018 as well as the historic Bisoni deposit (201 lode claims). Nevada Vanadium owns 450 Gibellini claims and 100% interest of the Bisoni deposit claims in Nevada, USA.

VC Exploration (US) Inc.	Holds a 100% interest in 105 unpatented lode mining claims that comprise a portion of the Gibellini Project in Nevada, USA.
Silver Elephant Mining Corp.	Holds a 100% interest in the Titan vanadium-titanium-iron property located in the Province of Ontario, Canada.
Silver Elephant Mining Corp.	Holds a 100% interest in 94 mineral claims and 2 mining leases covering 197 square kilometers located in the Province of Manitoba, Canada.
Red Hill Mongolia LLC	Holds a 100% interest in the Ulaan Ovoo Property located in Selenge Province, Mongolia.
Chandgana Coal LLC
Holds a 100% interest in the Chandgana Tal coal property and Khavtgai Uul Property located in Khentii province, Mongolia. We refer to the Chandgana Tal coal property and the Khavtgai Uul Property collectively as the "Chandgana Project."

Prophecy Power Generation LLC	Holds the land use right and construction license for the Chandgana Project planned in Khentii province, Mongolia.
ASC Bolivia LDC Sucursal Bolivia
Holds a 100% exclusive right to develop and mine at the Pulacayo and Paca concessions for up to 30 years against certain royalty payments. Rights include "Temeridad" and "Real De Monte" concessions at Paca and are administered by COMIBOL and thus are part of the Pulacayo MPC.

Illumina Silver Mining Corp.
Holds the Triunfo SPA to acquire the El Triunfo Gold-Silver-Lead-Zinc Project in La Paz District, Bolivia. Subject to the provisions of the Triunfo SPA, the vendor irrevocably agreed to sell, assign, and transfer to the Company, and the Company agreed to purchase from the vendor, the mining rights of the Triunfo Project upon the Company paying the vendor the sum of USD$1,100,000, consisting of USD$100,000 on Triunfo SPA signing (paid), and USD$1,000,000 on or before June 15, 2025.

Illumina Silver Mining Corp.
Holds the Sunawayo SPA to acquire the Sunawayo Project. The Sunawayo Project is patented land which the Company has acquired through the Sunawayo SPA, whereas the adjacent Malku Khota silver project in Bolivia is unpatented land administered by COMIBOL. In January 2020, the Company applied for a mining production contract with COMIBOL that would give it the rights to mine and explore Malku Khota. The application was received by COMIBOL and is under review.

D. Property, Plants and Equipment

General

Currently, we consider only the Gibellini Project and the Pulacayo to be material. We do not currently consider the interests the Company holds in its other projects to be material.

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

PULACAYO PROJECT, BOLIVIA

The scientific and technical information in this section of this Annual Report that specifically relates to the current Pulacayo Project mineral resource estimates for the Pulacayo and Paca deposits has been extracted or summarized from the Pulacayo Technical Report. The Pulacayo Technical Report was prepared by Matthew Harrington, P.Geo., of Mercator Geological Services Limited, Michael Cullen, P.Geo. of Mercator Geological Services Limited and Osvaldo Arce, Ph.D., P. Geo., Independent Consultant. Additional information presented below that pertains to the Pulacayo Project but does not specifically appear in the Pulacayo Technical Report has been provided by the Company. The Pulacayo Technical Report has been filed under the Company’s SEDAR profile at www.SEDAR.com.

The discussion below includes the Pulacayo and Paca silver-lead-zinc deposits and related concessions located in Bolivia (the "Pulacayo Project").

The Pulacayo Project comprises seven mining areas covering an area of approximately 3,560 hectares of contiguous areas centered on the historical Pulacayo mine and town site. The Pulacayo Project is located 18 km east of the town of Uyuni in the Department of Potosí, in southwestern Bolivia. It is located 460 km south-southeast of the national capital of La Paz and 150 km southwest of the City of Potosí, which is the administrative capital of the department. The Pulacayo Project is fully permitted with secured social licenses for mining.

On January 2, 2015, pursuant to the terms of the acquisition agreement entered into between the Company and Apogee Silver Ltd. the Company acquired the Pulacayo Project through the acquisition of the issued and outstanding shares of ASC Holdings Limited and ASC Bolivia LDC, which together, hold the issued and outstanding shares of ASC Bolivia LDC Sucursal Bolivia. ASC Bolivia LDC Sucursal Bolivia controls the mining rights to the concessions through a separate joint venture agreement with the Pulacayo Ltda. Mining Cooperative (the "Pulacayo Mining Cooperative") who hold the mining rights through a lease agreement with state owned Mining Corporation of Bolivia, COMIBOL.

The Pulacayo Project mining rights are recognized by two legally independent contractual arrangements, one covering all, except Apuradita from the Pulacayo MPC between the Company and COMIBOL, a Bolivian state mining company, and the original holder of the rights, executed on October 3, 2019. The Pulacayo MPC grants the Company the 100% exclusive right to develop and mine at the Pulacayo and Paca concessions for up to 30 years against certain royalty payments. It is comparable to a mining license in Canada or the United States. In connection with Apuradita, its rights are covered by a second contractual arrangement, with the Bolivian Jurisdictional Mining Authority, acting for the State, which is in process of formalization, as a mean of recognition of the acquired rights to what was originally the mining concession. Until such time as the contract is formalized, all mining rights, as recognized in the Bolivian Mining Law 535, can be exercised by the holder of the ex-concession.

Project Location

Bolivia is a landlocked country located in central South America and includes diverse geographic and climatic conditions that range from snow-capped peaks and high-altitude plateaus to vast, low-lying grasslands and rainforests. The country is normally accessible by international air travel from Miami (American Airlines), Mexico City, Brazil, Chile (LAN), Argentina and Peru (Taca Airlines). In addition, local Bolivian airlines fly regular internal flights between major cities, with several flights a week to a newly paved runway at Uyuni city, located 18 km south of the Pulacayo Project. While these routes and access methods are normally available, at the time of report preparation airline travel to and from Bolivia, as well as internally within the country, plus land travel within the country, had been materially reduced due to the effects of the internationally extensive Novel Coronavirus (Covid19) pandemic. It is not clear how long this will continue.

The principal highways are generally paved, and heavy trucks and buses dominate road traffic outside of the major cities. For the most part, road freight service functions adequately even to small remote villages. The Pulacayo Project is accessed from La Paz by means of a paved road, which runs to the area of Huari, passing through Oruro. It can also be accessed by the road between Oruro and Potosí and from Potosí to Uyuni by a good quality paved road. Paving of the road from Potosí to Uyuni began in 2007 and has now been completed to Potosi. Secondary roads can be best described as "tracks" and winding, single lane roads are often precariously carved out of steep slopes.

There is also a reasonably well-developed rail system with connections south to Argentina, east to Brazil and west to Chile and the port of Antofagasta. Rail service from Uyuni connects with Oruro, Atocha, Tupiza, and Villazon (on the border with Argentina). Uyuni is also connected by railway to Chile through Estación Abaroa. Disused rail lines exist between Uyuni-Potosí and Oruro-La Paz. The figure below presents major highway and rail routes of Bolivia relative to the Pulacayo Project’s location.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Accessibility

Bolivia is a landlocked country located in central South America and includes diverse geographic and climatic conditions that range from snow-capped peaks and high-altitude plateaus to vast, low-lying grasslands and rainforests. The country is normally accessible by international air travel from Miami (American Airlines), Mexico City, Brazil, Chile (LAN), Argentina and Peru (Taca Airlines). In addition, local Bolivian airlines fly regular internal flights between major cities, with several flights a week to a newly paved runway at Uyuni city, located 18 km south of the Pulacayo property. While these routes and access methods are normally available, at the time of report preparation airline travel to and from Bolivia, as well as internally within the country, plus land travel within the country, had been materially reduced due to the affects of the internationally extensive Novel Coronavirus (Covid19) pandemic. It is not clear how long this will continue.

The principal highways are generally paved, and heavy trucks and buses dominate road traffic outside of the major cities. For the most part, road freight service functions adequately even to small remote villages. The Pulacayo project is accessed from La Paz by means of a paved road, which runs to the area of Huari, passing through Oruro. It can also be accessed by the road between Oruro and Potosí and from Potosí to Uyuni by a good quality paved road. Paving of the road from Potosí to Uyuni began in 2007 and has now been completed to Potosi. Secondary roads can be best described as “tracks” and winding, single lane roads are often precariously carved out of steep slopes.

There is also a reasonably well-developed rail system with connections south to Argentina, east to Brazil and west to Chile and the port of Antofagasta. Rail service from Uyuni connects with Oruro, Atocha, Tupiza, and Villazon (on the border with Argentina). Uyuni is also connected by railway to Chile through Estación Abaroa. Disused rail lines exist between Uyuni-Potosí and Oruro-La Paz. The figure below presents major highway and rail routes of Bolivia relative to the Pulacayo project’s location.

Major Routes and Physiographic Regions in Bolivia

Climate and Physiography

Two Andean mountain chains run through western Bolivia, with many peaks rising to elevations greater than 6,000 m above sea level. The western Cordillera Occidental Real forms Bolivia’s western boundary with Peru and Chile, extending southeast from Lake Titicaca and then south across central Bolivia to join with the Cordillera Central along the country’s southern border with Argentina. Between these two mountain chains is the Altiplano, a high flat plain system at elevations between 3,500 m and 4,000 m above sea level. East of the Cordillera Central a lower altitude region of rolling hills and fertile basins having a tropical climate occurs between elevations of 300 m and 400 m above sea level. To the north, the Andes adjoin tropical lowlands of Brazil’s Amazon Basin.

Climate within Bolivia is altitude related. The rainy period lasts from November to March and corresponds with the southern hemisphere’s summer season. Of the major cities, only Potosí receives regular snowfalls, with these typically occurring between February and April at the end of the rainy season. La Paz and Oruro occasionally receive light snow. On the Altiplano and in higher altitude areas, sub-zero temperatures are frequent at night throughout the year. Snow-capped peaks are present year-round at elevations greater than approximately 5,200 m.

The Pulacayo Project area is located immediately southwest of the Cosuño Caldera and local topographic relief is gentle to moderate, with elevations ranging between 4,000 m and 4,500 m above sea level. The Paca and Pulacayo volcanic domes are volcanic structures that exist as prominent topographic highs in this area. The area has a semi-arid climate, with annual rainfall of approximately 100 mm and a mean summer temperature of 12° C between October and March. During winter, minimum temperatures reach the -20 to -25° C range and summer maximums in the 18 to 20° C range occur in June and July. Yearly mean temperature is 5.5° C. Vegetation is sparse to non-existent and consists of only local low bushes.

Local resources and Infrastructure

Bolivia has a long history as a significant primary producer of silver and tin, with associated secondary production of gold, copper, antimony, bismuth, tungsten, sulphur and iron. The country also contains sizeable reserves of natural gas that have not been fully developed to date due to export issues and limited access to required infrastructure.

The country has an abundance of hydroelectric power and transmission lines which parallel the road system provide service to most major settlements. Remote villages generally have diesel generators which run infrequently during evening hours. Transmission lines from the hydroelectric plants of Landara, Punutuma, and Yura that were reconditioned by a joint venture between COMIBOL and the Valle Hermoso Electrical Company pass within a few kilometers of Pulacayo.

Telephone service and internet access are available in most areas and cellular telephone service is widespread. However, coverage is not complete and international connectivity is not ensured. Local communication services in the area are good and consist of an ENTEL-based long-distance telephone service, a GSM signal for cell phones and two antennae for reception and transmission of signals from national television stations. Apogee installed a satellite receiver to provide internet access for its operation and this service is shared with the Pulacayo Mining Cooperative. An adequate supply of potable water for the town is supplied by pipeline from a dam and reservoir (Yana Pollera) facility located 28 km from Pulacayo in the Cerro Cosuño.

Coeur d’Alene Mines Corporation (San Bartolome), Pan American Silver Ltd. (San Vicente), Glencore International plc (Sinchi Wayra) and Sumitomo Corporation (San Cristóbal) are significant international companies with producing mines in this region in recent years. Basic exploration services are available in Bolivia and include several small diamond core drilling contractors, the ALS Group, which operates an analytical services sample preparation facility in Oruro, the SGS Group, which has analytical services and preparation facilities in La Paz, and several locally owned assay facilities. The Bolivian National School of Engineering operates a technical college in Oruro (Universidad Técnica de Oruro) that includes a mineral processing department and laboratory facilities that provide commercial services to the mining industry. In general, an adequate supply of junior to intermediate level geologists, metallurgists, mining engineers and chemists is currently considered to be present in the country.

Since down-sizing of site operations at Pulacayo by Apogee in 2013-2014, the population of the community has dropped to approximately 300 to 400 permanent residents, many of whom are associated with the Pulacayo Mining Cooperative. The village has a state-run school and medical services are provided by the state’s Caja Nacional de Seguros (National Insurance Fund). A hospital and clinic function independently. Numerous dwellings and mining related buildings in Pulacayo are owned by COMIBOL and some of these have been donated to the Pulacayo Mining Cooperative. Under terms of the Shared Risk Contract, COMIBOL makes some mining infrastructure available for use by the Company.

Property

controlled 100% of the Pulacayo Project through an agreement with Golden Minerals Company ("GMC"), the successor of Apex Silver Company before its acquisition by us. GMC’s former Bolivian subsidiary, ASC Bolivia LDC Sucursal Bolivia ("ASC"), holds the mining rights to the concessions through a joint venture with the Pulacayo Mining Cooperative, which in turn has a lease agreement with COMIBOL, the state mining corporation of Bolivia. On January 21, 2011, Apogee entered into a definitive agreement with GMC to acquire all of the issued share capital of ASC, which holds a 100% interest in the Pulacayo Project. Pursuant to the applicable agreement, Apogee acquired all of the issued and outstanding shares of the subsidiary from GMC in consideration for Common Shares of Apogee upon closing of the transaction, and an additional block of Common Shares and a cash fee eighteen (18) months following closing of the transaction. In January 2015, Prophecy Coal Corp. (predecessor to the Company) completed purchase of Apogee Minerals Bolivia S.A., ASC Holdings Limited and ASC Bolivia LDC (which hold ASC, the holder of Apogee’s mining joint venture interest in the Pulacayo Project) (collectively, the "Apogee Subsidiaries") and thus Apogee’s interest in the mining joint venture. The term of the joint venture agreement is 23 years starting July 30th, 2002. ASC Bolivia LDC is committed to pay to COMIBOL USD$1,000 during the exploration period. During the mining period ASC Bolivia LDC will pay to COMIBOL the equivalent of 2.5% of the Net Smelter Return (NSR) and 1.5% of the NSR to the Pulacayo Mining Cooperative. On September 1, 2016 the Bolivian government issued Supreme Decree N° 2891 which was confirmed by Law N° 845 dated October 24, 2016. Both regulations revert to the domain of the State, areas over which joint venture agreements, lease or sub-lease agreements have been executed between mining cooperatives and private local or foreign companies, in order to convert such agreements into mining production contracts between the private parties party to such agreements and the government. This affects our Pulacayo Joint Venture Agreement. We submitted the required application on December 22, 2016. In October 2nd 2019 a new Mining Production Contract (replacing the Joint Venture Agreement) was executed between Apogee Minerals Bolivia S.A. (a subsidiary of the Company) and the state owned Bolivian Mining Corporation (COMIBOL). The term is 15 years and subject to renewal for another 15 years (total 30 years). COMIBOL is entitled to receive 7% of the Gross Sales Value. No monthly fee payable to COMIBOL has been agreed.

The current holdings that comprise the Pulacayo Project cover 3,560 ha of surface area and are listed in the table below. All titles, associated agreement and permits are in good standing.

Pulacayo Project Exploration Holdings

*STA	Titleholder	Size (ha)	Patents Payment	Registration Number	Location
Pulacayo	COMIBOL	1,031	Payment is not required*	512-01015	Pulacayo
Porvenir	COMIBOL	1,199	Payment is not required*	512-01165	Pulacayo
Huanchaca	COMIBOL	470	Payment is not required*	512-03903	Pulacayo
Galería General	COMIBOL	76	Payment is not required*	512-01160	Pulacayo
Subtotal		2,776
Temeridad	COMIBOL	10	Payment is not required*	512-00992	Paca
Real del Monte	COMIBOL	24	Payment is not required*	512-00994	Paca
Apuradita	ASC Bolivia LDC	750	2017	512-03652	Paca
Subtotal		784
Grand Total		3,560
* Special Transitory Authorization – formerly mining concession

History of Production

The Pulacayo area has a very long history of exploration and mining, with this dominated by the Pulacayo deposit itself, where most work has been concentrated on mineralized systems that comprise the TVS and related systems. In contrast, the history of Paca deposit exploration forms a relatively small part of the long-term exploration and mining history of the area. Exploration and related studies carried out since 2001 by Apogee and related firms form the bulk of modern era work completed in the Pulacayo Project area and include over 91,900 m of core drilling, completion of a feasibility study in 2012 and several mineral resource estimates prepared in accordance with NI 43-101.

Mining of silver deposits at the Pulacayo Project area began in the Spanish Colonial Period (c.1545) but early production details do not exist. The first work formally recorded on the property was carried out in 1833 when Mariano Ramírez rediscovered the Pulacayo deposit. In 1857 Aniceto Arce founded the Huanchaca Mining Company of Bolivia and subsequently pursued development and production at Pulacayo. Revenue from the mine funded the first railway line in Bolivia, which in 1888 connected Pulacayo to the port of Antofagasta, Chile. In 1891, reported annual silver production reached 5.7 million ounces and mining operations at Pulacayo at that time were the second largest in Bolivia. Pulacayo production was predominantly from the Veta TVS which had been defined along a strike length of 2.5 km and to a depth of more than 1000 m. In 1923, mining operation ceased due to flooding of the main working levels.

In 1927, Mauricio Hochschild bought the property and re-started mine development. The Veta Cuatro vein was the focus of this work and was intersected at a mine elevation of approximately -266 m. It was proven to continue down-dip to the -776 m elevation where it showed a strike length of 750 m. Several short adits were also established during the Hochschild period at Paca to test a mineralized volcanic conglomeratic unit that outcrops in the deposit area. Work by Hochschild in the district continued until 1952 when the Bolivian government nationalized the mines and administration of the Pulacayo deposit and management was assumed by COMIBOL. Operations continued under COMIBOL until closure in 1959 due to exhaustion of reserves and rising costs. The total production from the Pulacayo mine is estimated by the National Geological and Mineral Service of Bolivia to be 678 million ounces of silver, 200,000 tons of zinc and 200,000 tons of lead (National Geological and Mineral Service of Bolivia Bulletin No. 30, 2002, after Mignon 1989).

In 1956, COMIBOL established the Esmeralda adit that was driven south into the Paca deposit to assess breccia hosted high grade mineralization localized along the andesite-host sequence contact. A total of approximately 250 m of drifting and cross cutting was carried out within the main mineralized zone, distributed between the main adit level and short sub-levels above and below the main level. Workings were established for exploration purposes only and commercial production was not undertaken by COMIBOL.

In 1962, the Pulacayo Mining Cooperative was founded and this local group leased access to the Pulacayo mine from COMIBOL. The Pulacayo Mining Cooperative has carried out small scale mining in the district since that time and continues to do so at present. Efforts are directed toward exploitation of narrow, very high-grade silver mineralization in upper levels of the old mining workings, typically above the San Leon tunnel level.

Modern exploration of the Pulacayo and Paca areas began to a limited degree in the 1980’s when various mining and exploration companies targeted epithermal silver and gold mineralization within the volcanic-intrusive system present in the area. In 2001, ASC initiated an exploration program in the district, signed agreements with the Pulacayo Mining Cooperative and COMIBOL and completed programs of regional and detailed geological mapping, topographic surveying and sampling of historical workings. In part, these work programs included the Paca deposit, where 3,130 m of core drilling and 896 m of reverse circulation (RC) drilling were completed, and a mineral resource estimate was prepared. ASC also completed core drilling campaigns at Pulacayo.

In 2005 Apogee signed a joint venture agreement with ASC and subsequently commenced exploration in the region in early 2006. Extensive exploration, economic evaluation, metallurgical studies, mine and mill permitting environmental studies and underground test mining programs were subsequently carried out by Apogee between 2006 and 2015 when the Pulacayo Project was purchased by the Company’s precursor, Prophecy Development Corp. (Prophecy). Work was carried out on both the Pulacayo and Paca deposits during this period, with emphasis placed on Pulacayo. Combined results of the ASC and Apogee diamond drilling programs carried out between 2002 and 2012 contributed to the several mineral resource estimates prepared in accordance with NI 43-101 and the CIM Standards in place at the time, and also supported a 2013 Feasibility Study focused on underground mining. Since 2001, ASC and Apogee completed 88,596 m of drilling from surface and underground on the Pulacayo Project, with Apogee programs accounting for 79,129 m of this total.

GEOLOGICAL SETTING

Geology

The Pulacayo Project that includes both the Pulacayo and Paca deposits is located on the western flank of a regional anticline that affects sedimentary and igneous rocks of Silurian, Tertiary and Quaternary ages on the western side of the Cordillera Oriental, near the Cordillera-Altiplano boundary. The Uyuni-Khenayani Fault is a reverse fault that crosses the project area and is believed to have controlled localization of volcanic center complexes at Cuzco, Cosuño, Pulacayo and San Cristóbal and related mineralized areas at Pulacayo, Cosuño, El Asiento, Carguaycollu and San Cristóbal. This fault brings Tertiary sediments in contact with Paleozoic formations at surface and is located about 4 km west of Pulacayo. The Pulacayo Project mineralized zones at Pulacayo, Pacamayo and Paca all occur on the west flank of a north-south striking anticline and local topographic highs define Lower Miocene dacitic-andesitic domes and stocks associated with caldera resurgence that intrude the folded section. A younger Miocene-Pliocene phase of volcanism is also superimposed on the anticlinal trend and is marked by pyroclastic deposits and flows of andesitic and rhyolitic composition. Ignimbrites associated with the Cosuño Caldera are the youngest volcanic deposits in the area. A dacitic to andesitic dome complex at the Pulacayo Property intruded the folded sedimentary section and forms the main topographic highs that occur on the property.

Exploration

The Company has completed various geological mapping and surface sampling programs over several areas of mineralization on the Pulacayo Project during the 2015 through 2017 period. Recent exploration activities completed by the Company include a geological mapping and chip sample program completed in February 2020 for the Paca area and a San Leon Tunnel geological mapping and chip sample program completed in February-March of 2020. The Company also carried out a 3,277.4 m core drilling program in late 2019 and early 2020. A 545 meter drilling program at the Paca deposit was completed in October, 2020. A 940 meter drilling program was commenced at the eastern side of the Pulacayo deposit in an area known as “Pero” in December 2020, and completed in January 2021.

Drilling

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

Planning and budgeting for exploration to prove the planned stopes in the internally developed mining plans was completed. This exploration plan included in-mine drilling and mining new drivages to explore new areas, mapping of existing exposures and new drivages, sampling of existing exposures, new drivages, and drill core for laboratory analysis and metallurgical testing.

Summary of Modern Era Drilling

The Company initiated a 7-hole surface diamond drill program at the Paca deposit in September of 2019 and completed the program in October of 2019. Seven holes were completed for a total of 860 m. The Company also initiated surface drilling at the Pulacayo deposit in December of 2019 and concluded in February of 2020. A total of 3,277.4 meters of drilling was completed in 18 drillholes. Results of the 2019-2020 were included in the current mineral resource estimation program and contribute to 91,873 m of drilling combined for both deposits, the balance of which was completed by ASC and Apogee during the 2002 to 2012 period.

Mineralization

Mineralization comprising the current Pulacayo deposit mineral resource estimate is defined by the extent of modern-era diamond core drilling along the TVS in the vicinity of historic underground workings. The workings extend over a strike length of approximately 2.7 km and to a vertical depth from surface of about 1 km. Modern drilling coverage is present for approximately 1.5 km of the known deposit strike length and extends to a vertical depth of approximately 550 m below surface.

The extent of mineralization comprising the current Paca deposit mineral resource estimate is defined by the extent of modern era diamond core drilling along a strike length of approximately 750 m and north-south extent of approximately 700 m. Limited underground exploratory workings accessible from the Esmeralda adit are present along approximately 100 m of the deposit’s strike length in its central area.

Mineralization of economic interest at the Pulacayo deposit occurs within the Tertiary age Pulacayo volcanic dome complex that consists of older sedimentary rocks of the Silurian Quenhua Formation plus intruding andesitic volcanic rocks of the Rotchild and Megacristal units. Mineralization hosted by volcanic rocks can occur over tens of meters in thickness and typically consists of discrete veins plus stockworks of narrow veins and veinlets that occur within argillic alteration host rock envelopes. At deeper levels, high grade veins that are typically less than a few meters in width are hosted by sedimentary lithologies. Veins are commonly banded in texture and can contain semi-massive to massive sulphides. Primary minerals of economic importance at Pulacayo are tetrahedrite, galena and sphalerite, with additional silver sulfosalts and native silver also contributing to deposit silver grades. Mineralization is controlled by an east-west oriented normal fault system that links two northeast trending, steeply dipping, regional strike slip faults.

Mineralization of economic interest at the Paca deposit occurs in association with the same Tertiary age volcanic dome complex that produced the Pulacayo deposit and takes the form of thin veinlets, fracture fillings and disseminations hosted by altered volcaniclastic sedimentary lithologies and altered intermediate to felsic igneous lithologies. These occur in direct association with mineralized igneous or hydrothermal breccia zones. The intensity of argillic alteration is greatest in areas of highest concentrations of metallic mineral phases such as sphalerite, galena, argentite and tetrahedrite. Stratabound disseminated mineralization and breccia hosted mineralization predominate within the deposit, but discrete mineralized veins are also present locally. The deposit occurs at the contact between an andesitic intrusive complex and volcaniclastic sedimentary host lithologies. Bedded and cross-cutting breccia deposits that are important hosts to higher-grade mineralization commonly show close spatial association with the contact zone of the andesitic intrusion.

Deposit Type

The Pulacayo and Paca deposits are interpreted to be low to transitional sulphidation epithermal deposits that contain both precious and base metal mineralization.

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

The authors of the Pulacayo Technical Report visited the Pulacayo Project site on three occasions to support preparation of previous mineral resource estimates and one other visit was conducted in September of 2020 in support of the current mineral resource estimates and associated technical reporting. Results of data verification activities carried out by the authors of the Pulacayo Technical Report and site visits show that Pulacayo Project datasets are of industry standard quality and suitable to support mineral resource estimation programs.

Data Verification

Core sample records, lithologic logs, laboratory reports and associated drill hole information for all drill programs completed by Apogee and ASC were digitally compiled by Apogee staff. Information pertaining to the exploration history in the property area was also compiled by Apogee and was reviewed to assess consistency and validity of Apogee results. The digital drill hole records compiled by Apogee were checked in detail against the parameters (collar data, down hole survey values, hole depths, lithocodes) of the original hard copy source documents to assess consistency and accuracy. This was followed by review and validation of approximately 10% of the compiled core sample dataset against original source documents. Review of logging and sample records showed consistently good agreement between original records and digital database values. The drilling and sampling database records were further assessed through digital error identification methods available through the Gemcom-Surpac Version 6.2.1® software for such errors as sample record duplications, end of hole errors, survey and collar file inconsistencies and some potential lithocode file errors. The digital review and import of the manually checked datasets through Surpac provided a validated Microsoft Access® database that is considered to be acceptable for resource estimation.

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

The authors of the Pulacayo Technical Report visited the Pulacayo Project site on three occasions to support preparation of previous mineral resource estimates and one other visit was conducted in September of 2020 in support of the current mineral resource estimates and associated technical reporting. Results of data verification activities carried out by the authors of the Pulacayo Technical Report and site visits show that Pulacayo Project datasets are of industry standard quality and suitable to support mineral resource estimation programs.

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

During 2011, the laboratory facility of ED&ED, performed a series of flotation tests and contracted mineralogical analyses on a high grade and low-grade sample. The initial ED&ED flotation test work was not successful then after pre-conditioning the samples with activated carbon and subsequent differential flotation, was moderately successful. The minerals present included sphalerite, galena, pyrite and quartzite gangue with galena-sphalerite assemblages (intertwined specimens) present to some extent. Twelve (12) OCT’s were conducted on each of the samples to confirm the previous flotation results by UTO and to evaluate the effect of flotation response at finer grind sizes as seen in the flowcharts. The flotation tests carried out on the high-grade samples indicated that it is possible to obtain commercial lead and zinc concentrates with grades of lead and zinc of 42.1% and 43%, respectively. The concentration of silver in the lead and zinc concentrates were reported as 7,010 g/t and 198.2 g/t, respectively. The straightforward conventional selective lead-silver and zinc-silver flotation techniques after carbon pre-treatment are able to recover 85.7% of silver in the lead concentrate (with a mass pull of 3.1%) and 2.93% of silver in the zinc concentrate (with a mass pull of 3.75%). The lead and zinc recoveries are estimated as 80% and 77.8%, respectively. The flotation tests, carried out on the low-grade samples indicated that it is possible to obtain commercial lead and zinc concentrates with grades of lead and zinc of 41% and 43.1%, respectively. The concentration of silver in the lead and zinc concentrates were reported as 6,734 g/t and 207 g/t, respectively. The straightforward conventional selective lead-silver and zinc-silver flotation techniques after carbon pre-treatment are able to recover 74% of silver in the lead concentrate (with a mass pull of 1.95%) and 3.27% of silver in the zinc concentrate (with a mass pull of 2.8%). The lead and zinc recoveries are estimated as 77.6% and 71.9%, respectively. In overall, better flotation (open circuit tests) performances are obtained at a grind size of P80 of 74 lm. Locked cycle tests at this grind size will be necessary to confirm these results. A set of paste thickening tests were run on dry samples of the flotation test (tailings) to investigate the performance of the FLSmidth Deep Cone Paste thickening technology. Screening flocculent tests were carried out. Anionic flocculent (Floenger PHP 50 Plus) was selected to improve sedimentation performance based on settling rates and observed visual supernatant clarity. Experience has shown that it is difficult to scale paste flow characteristics from small-scale tests to full-scale pipeline conditions, pilot-scale pumping tests are usually necessary. The lab flotation concentrates (open circuit tests) were assayed to determine the deleterious elements in the concentrate and for use in the NSR calculations and included mineralogical analyses. The results showed that the lead concentrate assayed 47.2% Pb and 6,273 g/t Ag with 1.3% Cu, 1.45% As and 1.23% Sb. The zinc concentrate assayed 53.8% Zn with negligible copper, arsenic or antimony. The lead, silver and zinc concentrate grades are in agreement with the LCT carried out before. Concentrations of deleterious elements appear below typical smelter penalty thresholds, with arsenic appearing as the principal penalty element.

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

Pulacayo Deposit Zabaleta Toll Milling Results

Material	Concentrate Grade				Recoveries
	Pb (%)	Zn (%)	Ag (g/t)	Pb (%)	Zn (%)	Ag (%)
Lead Concentrate	47.95	12.85	6,295	64.62	16.26	72.13
Zinc Concentrate	8.47	39.45	941	9.97	43.57	8.41
Tailings	0.58	0.97	49	25.41	40.16	18.45
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

Mineral Resource Estimates and Reserves

The current Pulacayo Project mineral resource estimates for the Pulacayo and Paca deposits has been extracted or summarized from the Pulacayo Technical Report.

The Pulacayo Technical Report documents new mineral resource estimates for the Pulacayo and Paca deposits that differ from the directly preceding estimates by their inclusion of open pit optimization methods for reporting of mineral resources. The current mineral resource estimates and this supporting technical report were prepared in accordance with NI 43-101 and the CIM Standards, 2014.

Geovia Surpac ® Version 2020 was used to create the Pulacayo Project block models, associated geological and grade solids, and to interpolate silver-zinc-lead grade. The current mineral resource estimate is based on combined results of 92,900 m of drilling, 44,469 core or chip analytical results, 355 trench samples, and 71 underground chip or channel samples for the two deposits. Geovia Whittle pit optimization software and the PseudoFlow algorithm were applied for pit shell optimization purposes.

A tabulation of the mineral resources for the Pulacayo Project is presented in the table below. Pit Constrained mineral resources were defined for each deposit within optimized pit shells. Sulphide zone pit optimization parameters include mining at US$2.00 per tonne, combined processing and G&A at US$12.50 per tonne processed, and haulage at US$0.50 per tonne processed for Pulacayo and US$2.00 per tonne for Paca. Oxide zone pit optimization parameters include mining at US$2.00 per tonne, combined processing and G&A at US$23.50 per tonne processed, and haulage at US$0.50 per tonne processed for Pulacayo and US$2.00 per tonne for Paca. Metal prices of US$17/oz Ag, US$0.95/lb Pb, and US$1.16/lb Zn were used and metal recoveries of 89.2% Ag, 91.9% Pb, and 82.9% Zn were used for sulphide zone mineral resources and 80% Ag for oxide zone mineral resources.

Pit Constrained sulphide mineral resources are reported at a cut-off value of 30 g/t silver equivalent (Ag Eq.) within optimized pit shells and Pit Constrained oxide mineral resources are reported at a cut-off value of 50 g/t Ag within optimized pits shells. Cut-off grades reflect total operating costs and are considered to reflect reasonable prospects for eventual economic extraction using open conventional open pit mining methods. Out of Pit mineral resources are reported external to the optimized pit shells and are reported at a cut-off grade of 100 g/t Ag Eg. They are considered to have reasonable prospects for eventual economic extraction using conventional underground mining methods such as long hole stoping based on a mining cost of US$35 per tonne and processing and G&A cost of $20.00 per tonne processed.

Mineral Resource Category Parameters

Definitions of mineral resources and associated mineral resource categories used in this report are those recognized under NI 43-101 and set out in the CIM Standards, 2014. Only Inferred and Indicated categories have been assigned to the Pulacayo deposit.

Several factors were considered in defining resource categories, including drill hole spacing, geological interpretations and number of informing assay composites and average distance of assay composites to block centroids. Specific definition parameters for each resource category applied in the current estimate are set out below.

Measured Resource: No interpolated resource blocks were assigned to this category.

Indicated Resource: Indicated mineral resources are defined as all blocks with interpolated silver grades from the first or second interpolation passes that meet the specified Pit Constrained or Out of Pit cut-off grades.

Inferred Resources: Inferred mineral resources are defined as all blocks with interpolated silver grades from the first, second, and third interpolation passes that were not previously assigned to the Indicated category and meet the specified Pit Constrained or Out of Pit cut-off grades.

Application of the selected mineral resource categorization parameters specified above defined distribution of Indicated and Inferred mineral resource estimate blocks within the block model. To eliminate isolated and irregular category assignment artifacts, the peripheral limits of blocks in close proximity to each other that share the same category designation and demonstrate reasonable continuity were wireframed and developed into discrete solid models. All blocks within these “category” solid models were re-classified to match that model’s designation. This process resulted in more continuous zones of each mineral resource estimate category and limited occurrences of orphaned blocks of one category as imbedded patches in other category domains.

Mineral Resource Estimate Tabulation

PULACAYO DEPOSIT

Mineral Resource Estimate

Block grade, block density and block volume parameters for the Pulacayo deposit were estimated using methods described in preceding sections of this report. Subsequent application of mineral resource category parameters resulted in the Pulacayo deposit mineral resource estimate presented below in table below. Results are presented in accordance with NI-43-101 and the CIM.

Pulacayo Deposit Mineral Resource Estimate – Effective Date: October 13, 2020**

Pit Constrained Mineral Resources
Cut -off	Zone	Category	Rounded Tonnes	Ag g/t	Pb %	Zn %	*Ag Eq. g/t
50 Ag g/t	Oxide	Indicated	1,090,000	125
		Inferred	25,000	60
30 *Ag Eq. g/t	Sulfide	Indicated	24,600,000	76	0.70	1.63	156
		Inferred	745,000	82	0.61	1.79	164
Out of Pit Mineral Resources
100 *Ag Eq. g/t	Sulfide	Indicated	660,000	268	0.44	1.35	307
		Inferred	900,000	179	0.42	2.14	257
50 Ag g/t	Oxide	Indicated	1,090,000	125
		Inferred	25,000	60
30/100 *Ag Eq. g/t	Sulfide	Indicated	25,260,000	81	0.69	1.62	160
		Inferred	1,645,000	135	0.51	1.98	215

**Notes:
1.
Mineral resources were prepared in accordance with NI 43-101, the CIM Definition Standards (2014) and CIM MRMR Best Practice Guidelines (2019).
2.
*Ag Eq. = Silver Equivalent (Recovered) = (Ag g/t*89.2%)+((Pb%*(US$0.95/lb. Pb/14.583 Troy oz./lb./US$17 per Troy oz. Ag)*(10,000*91.9%))+((Zn%*(US$1.16/lb. Zn/14.583 Troy oz./lb./US$17 per Troy oz. Ag)*(10,000*82.9%)). Sulphide zone metal recoveries of 89.2% for Ag, 91.9% for Pb, and 82.9% for Zn were used in the Silver Equivalent (Recovered) equation and reflect metallurgical testing results disclosed previously for the Pulacayo deposit. A metal recovery of 80% Ag was used for oxide zone mineral resources.
3.
Metal prices of US$17/oz Ag, US$0.95/lb. Pb, and US$1.16 Zn apply. A currency exchange rate of $1.00 to US$0.75 applies.
4.
Pit Constrained mineral resources are defined within an optimized pit shell with average pit slope angles of 45⁰. The Pulacayo deposit mineral resource estimate was optimized at a 12.3:1 strip ratio.
5.
Base-case sulfide zone pit optimization parameters include mining at US$2.00 per tonne; combined processing and G&A at US$12.50 per tonne processed; and haulage at US$0.50 per tonne.
6.
Base-case oxide zone pit optimization parameters include mining at US$2.00 per tonne; combined processing and G&A at US$23.50 per tonne processed; and haulage at US$0.50 per tonne.
7.
Pit Constrained sulphide zone mineral resources are reported at a cut-off grade of 30 g/t Ag Eq. within the optimized pit shell and Pit Constrained oxide zone mineral resources are reported at a cut-off grade of 50 g/t Ag within the optimized pit shell. Cut-off grades reflect total operating costs used in pit optimization and are considered to define reasonable prospects for eventual economic extraction by open pit mining methods.
8.
Out of Pit mineral resources are external to the optimized pit shell and are reported at a cut-off grade of 100 g/t Ag Eq. They are considered to have reasonable prospects for eventual economic extraction using conventional underground methods such as long hole stoping based on a mining cost of $35 per tonne and processing and G&A cost of $20 per tonne processed.
9.
Combined Pit Constrained and Out of Pit mineral resources is the tonnage-weighted average summation of Pit Constrained and Out of Pit Pulacayo mineral resources.
10.
Mineral resources were estimated using Ordinary Kriging methods applied to 1 m downhole assay composites capped at 2,300 g/t Ag, 13% Pb and 15% Zn.
12.
Bulk density was interpolated using Inverse Distance methods.
13.
Mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.
14.
Mineral resource tonnages have been rounded to the nearest 5,000; totals may vary due to rounding.

Pit Constrained sulphide mineral resources are reported at a cut-off value of 30 g/t Ag Eq. within the optimized pit shell and Pit Constrained oxide mineral resources are reported at a cut-off value of 50 g/t Ag within the optimized pit shell. Cut-off grades reflect total operating costs and are considered to reflect reasonable prospects for eventual economic extraction using conventional open pit mining methods. Sulphide zone pit optimization parameters include mining at US$2.00 per tonne, combined processing and G&A at US$12.50 per tonne processed, and haulage at US$0.50 per tonne processed. Oxide zone pit optimization parameters include mining at US$2.00 per tonne, combined processing and G&A at US$23.50 per tonne processed, and haulage at US$0.50 per tonne processed. Metal prices of US$17/oz silver, US$0.95/lb lead, and US$1.16/lb zinc were used and metal recoveries of 89.2% silver, 91.9% lead, and 82.9% zinc were used for sulphide zone mineral resources and 80% silver for oxide zone mineral resources. Optimization was constrained to an elevation of 4000 asl (maximum depth of approximately 400 m below surface). The optimized pit supports a 12.3:1 strip ratio with average pit slopes of 45°.

Out of Pit mineral resources are reported external to the optimized pit shell at a cut-off grade of 100 g/t Ag Eg. They are considered to have reasonable prospects for eventual economic extraction using conventional underground mining methods such as long hole stoping based on a mining cost of US$35 per tonne and processing and G&A cost of $20.00 per tonne processed.

Validation of Mineral Resource Models

Results of block modeling were reviewed in three dimensions and compared on a section by section basis with associated drill hole data. Block grade distribution was shown to have acceptable correlation with the grade distribution of the underlying drill hole data. Silver, lead, and zinc grade descriptive statistics, presented in the table below, were calculated for all interpolated blocks at a zero cut-off value and were compared to the values of the combined assay composite population (100 g/t Ag domain and 45 g/t Ag Eq. domain). Average grades compare favorably between the composite and block populations. As expected, the large block grade population is characterized by lower coefficient of variation, standard deviation and variance values than those of the assay composite population.

Comparison of Pulacayo Deposit Block and Composite Values

	Capped Composite Values			Block Values
Parameter	Ag g/t	Pb %	Zn %	Ag g/t	Pb %	Zn %
Mean Grade	75.63	0.65	1.45	89.71	0.68	1.5
Maximum Grade	2,300	13	15	1,559	7.03	12.46
Minimum Grade	0	0	0	0	0	0
Variance	41,141	1.432	3.25	15,408	0.6	1.66
Standard Deviation	203	1.2	1.8	124	0.77	1.29
Coefficient of Variation	2.68	1.84	1.25	1.38	1.14	0.86
Number of Samples	10,168	10,168	10,168	4,196,877	4,196,877	4,196,877

Block volume estimates for each mineral resource solid were compared with corresponding solid model volume reports generated in Surpac and results show good correlation, indicating consistency in volume capture and block volume reporting. Mercator created swath plots in the easting and vertical directions comparing average composite grades and global mass weighted block grades.

Tonnage and Grade Sensitivity

Tonnages and average grades at various Ag Eq. cut-off grades are presented in the tables below for Pit Constrained and Out of Pit sulphide mineral resources and tonnages and average grades at various Ag cut-off grades for Pit Constrained oxide mineral resources. Approximately 95% of the Pit Constrained sulphide mineral resource is retained at a cut-off grade of 60 g/t Ag Eq., double the mineral resource cut-off grade of 30 g/t Ag Eq. Similarly, approximately 90% of the Out of Pit sulphide mineral resource is retained at a cut-off grade of 150 g/t Ag Eq. when compared to the mineral resource cut-off grade of 100 g/t Ag Eq. Significant tonnages are present at higher cut-off grades for Pit Constrained sulphide mineral resources and, when combined with Out of Pit sulphide mineral resources, demonstrate potential for higher grade bulk tonnage underground mining scenarios. Pit Constrained oxide mineral resources demonstrate a high sensitivity to Ag cut-off grade.

Pulacayo Deposit Pit Constrained Sulphide Zone Sensitivity Analysis

Cut-off Grade (Ag Eg. g/t)	Category	Rounded Tonnes	Ag g/t	Pb %	Zn %	Ag Eq. g/t
15	Indicated	24,710,000	76	0.70	1.62	155
	Inferred	755,000	81	0.60	1.77	162
*30	Indicated	24,600,000	76	0.70	1.63	156
	Inferred	745,000	82	0.61	1.79	164
60	Indicated	20,660,000	88	0.79	1.80	176
	Inferred	665,000	88	0.66	1.95	178
90	Indicated	13,700,000	121	0.99	2.17	227
	Inferred	290,000	154	0.97	3.62	312
150	Indicated	7,295,000	201	1.35	2.59	327
	Inferred	205,000	205	1.15	4.33	391

Cut-off Grade (Ag Eg. g/t)	Category	Rounded Tonnes	Ag g/t	Pb %	Zn %	Ag Eq. g/t
200	Indicated	5,385,000	249	1.54	2.75	383
	Inferred	180,000	230	1.22	4.57	426
300	Indicated	3,255,000	315	1.88	3.18	471
	Inferred	130,000	286	1.37	4.82	491
400	Indicated	1,860,000	387	2.25	3.62	565
	Inferred	105,000	297	1.46	5.29	521
*Mineral resource Estimate cut-off grade highlighted

Pulacayo Deposit Out of Pit Sulphide Zone Sensitivity Analysis

Cut-off Grade (Ag Eg. g/t)	Category	Rounded Tonnes	Ag g/t	Pb %	Zn %	Ag Eq. g/t
75	Indicated	880,000	211	0.38	1.34	253
	Inferred	1,250,000	137	0.36	1.92	209
*100	Indicated	660,000	268	0.44	1.35	307
	Inferred	900,000	179	0.42	2.14	257
150	Indicated	530,000	321	0.49	1.3	354
	Inferred	680,000	220	0.46	2.25	300
200	Indicated	435,000	359	0.53	1.41	394
	Inferred	505,000	260	0.54	2.37	343
300	Indicated	290,000	429	0.64	1.63	468
	Inferred	310,000	327	0.72	2.23	403
400	Indicated	180,000	490	0.74	1.93	538
	Inferred	165,000	384	0.99	2.01	455
*Mineral resource Estimate cut-off grade highlighted

Pulacayo Deposit Pit Constrained Oxide Zone Sensitivity Analysis

Cut-off Grade (Ag g/t)	Category	Rounded Tonnes	Ag g/t	Pb %	Zn %
30	Indicated	1,760,000	92
	Inferred	35,000	55
*50	Indicated	1,090,000	125
	Inferred	25,000	60
90	Indicated	615,000	171
	Inferred
200	Indicated	185,000	250
	Inferred
*Mineral resource Estimate cut-off of grade highlighted

Previous Mineral Resource Estimate

The current mineral resource estimate is the 7th mineral resource estimate prepared for the Pulacayo deposit under National Instrument 43-101 and in accordance with CIM Standards applicable at the respective effective dates. The first 4 estimates pre-date the Company’s acquisition of the Pulacayo Project and are noted in report section 6. The last two estimates were prepared on behalf of Prophecy, the Company’s precursor, and are noted in report section 9. The most recent previous mineral resource estimate for the Pulacayo deposit was prepared by Mercator and is described in a NI 43-101 technical report prepared for Prophecy that is titled "Prophecy Development Corp., Updated Mineral Resource Estimate and Technical Report, Pulacayo Project, Potosí District, Antonnio Quijarro Province, Bolivia, Effective Date: October 20th, 2017". This report is referenced herein as Cullen and Webster (2017) and is filed on SEDAR. Results of the mineral resource estimate supported by the 2017 technical report are briefly discussed below relative to results of the current mineral resource estimate.

The Cullen and Webster (2017) mineral resource estimation program applied methodologies specifically aimed at defining high grade silver mineralization and minimizing potential dilution of metal grade by adjacent lower grade tonnes. For these reasons, results of the resulting mineral resource estimates differ substantially from current 2020 results by having higher metal grades, thinner mineralized zone solids and significantly lower tonnages defined at higher cut-off values. In contract, the emphasis of the current mineral resource estimation program was definition of mineral resources having potential for economic extraction in the foreseeable future using primarily open pit mining methods. However, the sensitivity analysis of the current mineral resource estimate shows comparable mineral resources defined at the 400 g/t Ag Eq. cut-off value to those defined at that same cut-off value in the 2017 mineral resource estimates. The slight decrease in average grades and tonnes at that cut-off value is associated with several factors, including but not necessarily restricted to, a difference in interpolation methods, grade domain cut-off values, and evolution of the underground workings model. The value (pricing) of silver is comparable between the current mineral resource and the 2017 assessments. The 2017 mineral resource estimate for the Pulacayo deposit has been superseded by the current mineral resource estimate for the deposit.

PACA DEPOSIT

The Pulacayo and Paca deposits are related to the same mineralizing event that is associated with development of the associated Paca and Pulacayo volcanic centers. The Paca deposit is spatially related to the contact zone of the Paca volcanic dome which is comprised of porphyritic andesite and dacite units and related volcanic breccias. These are hosted by fine grained to conglomeratic volcaniclastic lithologies of the Quehua Formation. Silver-zinc-lead mineralization at Paca occurs primarily within an argillic to advanced argillic alteration envelope that affects both Paca dome igneous lithologies and surrounding host sequences. Silicification and alunite development are also well developed in association with some portions of the deposit. The Paca deposit presents a core zone of mineralization that correlates closely with an irregularly shaped body of altered and brecciated andesite and country rocks that closely follows the contact zone between the Paca dome andesite and the shallowly north-dipping host volcaniclastic sequence. Adjacent to this, stratabound replacement style (“mantos”) mineralization is present within the shallowly north-dipping host volcaniclastic sequence at several elevations. Mantos mineralization merges with that seen in the central breccia zone but is typically lower in all metal grades. A polylithic conglomerate unit that outcrops in the deposit area is also mineralized and shows a strong imprint of silicification represented by micro-crystalline replacement style silica in various forms.

Mineralization associated with discrete veins of significant width and lateral extent is not pervasively present at Paca. Mineralization more typically occurs in irregularly spaced discrete fracture systems as well as in matrix replacement sites. The mantos style mineralization is primarily represented as finely disseminated, fine grains and aggregates of silver, lead and zinc sulphide and sulphosalt phases, accompanied by others such as manganese oxide and barite. Argillic to advanced argillic alteration phases are pervasively present in areas of significant metallic mineralization. Mineral phases commonly recognized at Paca in association with metal grades of economic interest include sphalerite, galena, silver sulphosalts, tennatite, smithsonite, barite, manganese oxide, gypsum, jarosite, specularite, cerussite, dolomite aragonite and calcite. The style and occurrence of this mineralization is consistent with a low-to-intermediate epithermal style genetic model.

The Paca deposit resource is reported in the Mineral Resource Estimate Technical Report for the Pulacayo Project that describes mineral resources estimated following the CIM Standards, 2014. The Mineral Resource Estimate has an effective date of October 13, 2020.

The Mineral Resource Estimate was prepared by Mercator under the supervision of Matthew Harrington, P. Geo., who is an independent Qualified Person as defined under NI 43-101. A contained metal summary based on the Mineral Resource Estimate for the Paca deposit is reported below:

Paca Deposit Pit-Constrained Mineral Resource Estimate

Effective Date October 13, 2020**

Cut -off Grade	Zone	Category	Rounded Tonnes	Ag g/t	Zn %	Pb %	Ag Moz	Zn Mlbs	Pb Mlbs	*AgEq Moz	*AgEq g/t
50 Ag g/t	Oxide In-Pit	Indicated	1,095,000	185			6.5
		Inferred	345,000	131			1.5
30 *AgEq g/t	Sulfide In-Pit	Indicated	20,595,000	46	1.07	0.67	30.5	485.8	304.2	70.2	106
		Inferred	3,050,000	46	0.76	0.65	4.5	51.1	43.7	9.2	94
Total:		Indicated	21,690,000				37	485.8	304.2	70.2
		Inferred	3,395,000				6	51.1	43.7	9.2

**See detailed notes on the Mineral Resource Estimate parameters under preceding Table titled “Pulacayo Deposit Mineral Resource Estimate - Effective Date October 13, 2020”

Sensitivity analysis shown in the following two tables illustrates various pit-constrained grade-tonnage scenarios at the Paca deposit based on a range of cut-off grades:

Paca Deposit Pit-Constrained Cut-Off Grade Sensitivity Report for Oxide Zone

Cut -off Grade	Category	Rounded Tonnes	Ag g/t	Zn %	Pb %	Ag Moz	Zn Mlbs	Pb Mlbs	*AgEq Moz	AgEq g/t
30 Ag g/t	Indicated	1,805,000	128			7.4
	Inferred	500,000	102			1.6
45 Ag g/t	Indicated	1,225,000	170			6.7
	Inferred	375,000	124			1.5
90 Ag g/t	Indicated	800,000	231			5.9
	Inferred	235,000	159			1.2
200 Ag g/t	Indicated	420,000	311			4.2
	Inferred	55,000	285			0.5
400 Ag g/t	Indicated	80,000	493			1.3
	Inferred	5,000	459			0.1

Note: Cut-off grade for pit-constrained oxide mineral resources is 50 g/t Ag.

Paca Deposit Pit-Constrained Cut-Off Grade Sensitivity Report for Sulfide Zone

Cut -off Grade	Category	Rounded Tonnes	Ag g/t	Zn %	Pb %	Ag Moz	Zn Mlbs	Pb Mlbs	*AgEq Moz	AgEq g/t
30 AgEq g/t	Indicated	20,595,000	46	1.07	0.67	30.5	485.8	304.2	70.2	106
	Inferred	3,050,000	46	0.76	0.65	4.5	51.1	43.7	9.2	94
45 AgEq g/t	Indicated	19,315,000	48	1.11	0.69	29.8	472.7	293.8	68.3	110
	Inferred	2,650,000	51	0.81	0.7	4.4	47.3	40.9	8.7	102
90 AgEq g/t	Indicated	8,600,000	87	1.38	0.95	24.1	261.6	180.1	45.4	164
	Inferred	950,000	114	0.94	0.95	3.5	19.7	19.9	5.2	171

Note: Mineral resource estimate cut-off grade bolded.

Cut -off Grade	Category	Rounded Tonnes	Ag g/t	Zn %	Pb %	Ag Moz	Zn Mlbs	Pb Mlbs	*AgEq Moz	AgEq g/t
200 AgEq g/t	Indicated	1,810,000	256	1.22	1.22	14.9	48.7	48.7	18.5	318
	Inferred	190,000	338	0.61	0.98	2.1	2.6	4.1	2.2	360
400 AgEq g/t	Indicated	300,000	490	1.38	1.47	4.7	9.1	9.7	5.2	542
	Inferred	50,000	545	0.39	0.82	0.9	0.4	0.9	0.9	530
Note: Mineral resource estimate cut-off grade bolded.

Mineral Reserve Estimates

No mineral reserves have been defined to date by the Company for the Pulacayo and Paca deposits.

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

The Pulacayo Project’s current environmental operating requirements are set out in compliance with the Environment Law (Law Nº 1333) and the Environmental Regulation for Mining Activities. A certificate of exemption was obtained for the exploration phase and an audit of the Environmental Base Line (ALBA) was carried out between December 2007 and July 2008 by Mining Consulting & Engineering “MINCO S.R.L.”, a Bolivian based professional consulting firm with broad exposure to the mining industry. Its audit report summarized the work carried out during the Environmental Assessment by Apogee and includes 1) a compilation of information on the local vegetation, animals, soil, water, air, etc., including collection of more than 500 samples in the area of interest to support the conclusions and recommendations of the report; 2) an evaluation of the social impact of the project; 3) an evaluation of the area contaminated during previous mining activities, including tailings, abandoned facilities, acid waters, scrap, etc.; and 4) an evaluation of other environmental liabilities.

The very long production history of the Pulacayo site, which in part is not fully documented, has potentially resulted in mining or milling associated site contamination issues related to waste rock or tailings deposit distributions that are not fully defined at this time. These may be additional to the areas of such concern identified in environmental permitting activities completed to date. Future issues associated with these should be considered project risks that may require management as the project progresses. Additional issues with site contamination associated with historical and recent site operations carried out by, or on behalf of, COMIBOL that are related to that firm’s infrastructure at the site may also pose future project risk that should monitored. Potential impacts of poorly or undocumented site operations by the local mining cooperative may also require management as the project progresses.

On May 25, 2011 Apogee was awarded an environmental licence by the Bolivian authorities sanctioning mining operations at its Pulacayo project. The permit (Certificado de Dispensación Categoria 3 Para Exploración y Actividades Mineras Menores/EMAP) allows for the extraction of up to 200 tonnes per day from underground for stockpiling and transporting for off-site processing. This permit is still in effect at the effective date of this report.

On September 25, 2013 Apogee was awarded by the Bolivian Ministry of Water and Environment the Environment Impact Declaration certificate which shows that the Bolivian environmental authorities approved the Environmental Impact Assessment (“EIA”) which permits establishment of mining, milling and tailings facilities on the Pulacayo site of sufficient size to support milling operations of up to 560 tonnes per day. The application to obtain this permit was applied by Apogee on December 17, 2012. The submission was the result of over 30 months of technical studies and consultations, including a comprehensive water management plan, the feasibility study, archeological studies, flora and fauna studies, mine closure planning, social baseline studies, and results from two years of public consultations with local communities. All permits previously granted to Apogee currently remain in effect for the Company.

On May 25, 2011 Apogee was awarded an environmental licence by the Bolivian authorities sanctioning mining operations at its Pulacayo project. The permit (Certificado de Dispensación Categoria 3 Para Exploración y Actividades Mineras Menores/EMAP) allows for the extraction of up to 200 tonnes per day from underground for stockpiling and transporting for off-site processing. This permit is still in effect at the effective date of this report.

On November 12, 2018 ASC Bolivia LDC Sucursal Bolivia was awarded an updated environmental licence by the Bolivian authorities sanctioning mining operations at its Paca project. The permit (Certificado de Dispensación Categoria 3 Para Exploración y Actividades Mineras Menores/EMAP) which allows exploration activities. This permit is still in effect.

Agreements and permits currently in place for the Pulacayo project provide authority to carry out the Pulacayo and Paca deposit area exploration work programs recommended in this report. They also provide access for development of certain mining, milling and tailings infrastructure for the Pulacayo deposit, subject to site environmental directives.

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

THREE YEAR RECENT ACTIVITIES & UPDATES

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

2019

In September of 2019 the Company initiated its first drilling program at the Paca deposit area. The program was completed in October of 2019, and consisted of 7 drill holes. The complete detailed composited drill intersections of mineralization are tabulated in the following table:

Hole	From (m)	To (m)	Length (m)	Ag (g/t)	Zn %	Pb %	AgEq
PND107
Interval:	55	109	54	151	1.01	1.17	238
including …	70	77	7	178	0.97	1.37	271
and …	70	109	39	180	1.2	1.34	283
and …	87	109	22	240	1.23	1.65	355

Hole	From (m)	To (m)	Length (m)	Ag (g/t)	Zn %	Pb %	AgEq
PND108
	15	65	50	135	0.4	1.42	208
including …	33	57	24	200	0.6	2.12	307
and …	33	43	10	257	0.41	1.49	333
Interval:	94	96	2	160	0.94	0.52	220
PND109
Interval:	15	43	28	242	0.27	0.69	281
including …	20	29	9	391	0.26	1.1	445
and …	24	26	2	1223	0.42	3.2	1365
and …	37	43	6	282	0.31	0.52	315
	75	173	98	15	2.47	1.28	168
including …	93	94	1	167	3.64	1.24	367
PND110
Interval:	9	182	173	95	1.63	1.4	273
including…	9	98	89	279	1.28	1.17	378
and…	9	28	19	718	0.05	0.74	749
and…	9	12	3	145	0.07	0.9	183
and…	16	28	12	1085	0.04	0.71	1115
and…	44	180	138	87	1.59	2.01	233
and…	44	46.5	2.5	111	0.61	1.09	179
and…	44	98	54	98	2.03	1.52	343
and…	52	54	2	115	1.61	1.33	234
and…	60	82	22	328	1.98	1.43	466
and…	61	65	4	1248	1.93	2.88	1441
and…	86	94	8	270	2.83	2.74	495
and…	97	98	1	155	3.26	3.03	409
PND111
Interval:	0	2.4	2.4	110	0.16	0.58	139
PND112
Interval:	12	28	16	154	0.08	0.39	173
including…	21	22	1	890	0.05	0.31	904
Interval:	33	36	3	120	0.07	2.4	216
Interval:	43	44.6	1.6	100	0.23	1.58	171
PND113
Interval:	3	28	25	196	0.04	0.29	209
including…	3	17	14	185	0.04	0.38	202
and…	21	28	7	310	0.04	0.19	320

Reported widths are intercepted core lengths and not true widths, as relationships with intercepted structures and contacts vary. Based on core-angle measurements, true widths are estimated at approximately 77% of reported core lengths. Silver equivalents reported are calculated above do not assume metallurgical recoveries and were calculated using AgEg. (g/t) = Ag (g/t) % + (Pb% *(US$0.94/lb. Pb /14.583 Troy oz./lb./US$16.50 per Troy oz. Ag)*10,000) + (Zn% *(US$1.00/lb. Zn/14.583 Troy oz./lb./US$16.50 per Troy oz. Ag)*10,000). Metal prices used in this silver equivalent calculation are US$16.50/Troy oz. Ag, US$0.94/lb. Pb and US$1.00/lb. Zn.

The Company adopts industry recognized best practices in its implementation of QA/QC methods. A geochemical standard control sample and one blank sample is inserted into the sample stream every 20th sample. Duplicates are taken at every 40th sample. Standards and duplicates including lab duplicates and standards and are analyzed using Thompson-Howarth plots. Samples are shipped to ALS Global Laboratories in Ururo, Bolivia for preparation, and then shipped to ALS Global laboratories for analysis in Lima, Peru. Samples were analyzed using intermediate level four acid digestion. Silver overlimits are analyzed using fire assay with a gravimetric finish. ALS Laboratories sample management system meets all requirements of International Standards ISO/IEC 17025:2017 and ISO 9001:2015. All ALS geochemical hub laboratories are accredited to ISO/IEC 17025:2017 for specific analytical procedures.

All samples are taken from HQ-diameter core which split in half by a diamond-blade masonry saw. One-half of the core is submitted for laboratory analysis and the other half is preserved on the Company’s secured core facility for reference. All core is geotechnically analyzed, photographed and then logged by geologists prior to sampling.

During the year ended December 31, 2019, the Company assessed whether there was any indication that the previously recognized impairment loss in connection with the Pulacayo Project may no longer exist or may have decreased. The Company noted the following indications that the impairment may no longer exist:

●
The Company signed a mining production contract granting the Company the 100% exclusive right to develop and mine at the Pulacayo Project;
●
The Company renewed its exploration focus to develop the Pulacayo Project in 2020;
●
The Company re-initiated active exploration and drilling program on the property;
●
Completed a positive final settlement of Bolivian tax dispute.

As the Company identified indications that the impairment may no longer exist, the Company completed an assessment to determine the recoverable amount of the Pulacayo Project.

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

2020

Diamond Drilling

Drilling that began at the Pulacayo deposit in December of 2019 was completed in February of 2020. The Company announced its first set of results on January 21, 2020, from borehole PUD 267 which intercepted 10 meters of mineralization grading 147 g/t silver, 9.8% zinc, and 2.0% lead (539 g/t AgEq) within 35.5 meter mineralization grading 230 g/t AgEq starting 31.5 meters downhole.

On March 6, 2020, the Company released additional results from its first 2,598 meters of drilling, which focused on the western portion of the Pulacayo Project and on August 11, 2020, the Company announced further diamond infill drilling results from the Pulacayo Project. Complete results of all first phase 2020 drilling are tabulated below:

Hole ID	From (m)	To (m)	Interval (m)	Ag (g/t)	Zn (%)	Pb (%)	AgEq
PUD267*	31.5	67	35.5	54.3	4.31	0.92	229.6
including…	117	123	6	47.8	1.11	0.25	89.7
PUD268	21	23	2	20	1.34	0.77	92.6
PUD274	75	77	2	93.5		0.42	98.8
PUD274	82	83	1	83		0.09	77.4
PUD283	248	350	102	145	2.56	1.05	255
including..	248	282	34	9	1.05	0.22	52
and…	282	297	15	35	2.99	0.4	148
and…	297	310	13	157	5.15	1.47	370
and…	310	317	7	225	3.74	1.15	371
and…	317	322	5	1565	3.85	8.25	1825
and…	322	329	7	134	1.73	1.18	222
and…	329	350	21	76	2.65	0.82	188
PUD284	30.5	204.2	173.7	15	0.67	0.28	46
including…	30.5	55	24.5	3	2.45	0.1	20
and…	55	65	10	113	2.11	1.93	243
and…	65	79	14	13	1.2	0.44	69
and…	79	101	22	4	0.36	0.11	20
and…	101	204.2	103.2	10	0.59	0.18	36
PUD284	206.3	273	66.7	112	1.94	0.46	182
Interval:	206.3	240	33.7	46	2.12	0.41	129
Interval:	240	256	16	79	2.7	0.72	189
Interval:	256	273	17	274	1.13	0.33	295
PUD284	282	318	36	26	1.01	20	70
including…	282	288	6	13	0.94	0.27	54
and…	288	300	12	60	1.48	0.61	127
and…	300	318	18	7	0.72	0.18	38

Reported widths are intercepted core lengths and not true widths, as relationships with intercepted structures and contacts vary. Based on core-angle measurements, true widths are estimated at approximately 61% of reported core lengths. Silver equivalent is calculated as follows: Ag Eq. (g/t) = Ag (g/t)*89.2% + (Pb% *(US$0.94/ lb. Pb /14.583 Troy oz/lb./US$16.50 per Troy oz. Ag)*10,000*91.9%) + (Zn% *(US$1.00/lb. Zn/14.583 Troy oz/lb./US$16.50 per Troy oz. Ag)*10,000*82.9). This calculation incorporates metallurgical recoveries from test work completed for Pulacayo in 2013 by Universidad Tecnica de Oruro (UTO), in Oruro and La Paz, Bolivia as well as at Maelgwyn Mineral Services Africa (MMSA) in Roodeporrt, South Africa.

Drilling was commenced and completed in October 2020 at the Paca deposit. A 545 meter program focused on potential reinterpretation of the geology in the area. Geological mapping identified additional structures in the Paca area that may run oblique to the main east-west trending structure. In this program, 5 holes were drilled diagonally to test possible oblique structures for ‘blind’ mineralization that might have previously gone undetected. Significant results are shown below:

Hole ID	From	To	Length (m)	Ag (g/t)	Zn %	Pb %	AgEq*
PND114	1.5	18.0	16.5	43	0.11	0.36	55
PND115	3.0	69.0	66.0	48	0.10	0.80	75
PND116	7.0	37.0	30.0	23	0.15	0.42	41
PND117	51.0	82.0	31.0	3	0.45	0.31	31
PND118	18.0	38.0	20.0	25	0.09	0.09	29
PND118	67.0	179.0	112.0	15	0.50	0.48	50
including…	133.0	143.0	10.0	61	0.65	0.37	93

(*) Silver equivalent (“AgEq”) calculation is based on NI43-101 compliant 2020 resource report completed for the Paca deposit by Mercator Geological Services (see Company’s press release dated October 13th, 2020). Silver equivalent is calculated as follows: Ag Eq. = Silver Equivalent (Recovered) = (Ag g/t*89.2%)+((Pb%*(US$0.95/lb. Pb/14.583 Troy oz./lb./US$17 per Troy oz. Ag)*(10,000*91.9%))+((Zn%*(US$1.16/lb. Zn/14.583 Troy oz./lb./US$17 per Troy oz. Ag)*(10,000*82.9%)) and assumed metallurgical recoveries. Metal prices of US$17/oz Ag, US$0.95/lb Pb, and US$1.16/lb Zn apply.

Reported widths are intercepted core lengths and not true widths, as relationships with intercepted structures and contacts vary. Based on core-angle measurements, true widths range from 77% to 86% of the reported core length.

PND 114, 115, 118 drilled tested oblique structures parallel to the main east-west trend and discovered new mineralized zones.

PND 114 intersected 16.5 meters of mineralization grading 55g/t silver equivalent that is to the north of the Paca north zone.

PND 115 intercepted 66 meters of mineralization grading 75g/t silver equivalent between Paca main zone and Paca north zone, which are 250 meters apart.

PND 118 was drilled at the eastern edge of the Paca main zone and intersected 112 meters of mineralization grading 50 g/t silver equivalent.

The Company adopts industry recognized best practices in its implementation of QA/QC methods. A geochemical standard control sample and one blank sample is inserted into the sample stream every 20th sample. Duplicates are taken at every 40th sample. Standards and duplicates including lab duplicates and standards and are analyzed using Thompson-Howarth plots. Samples are shipped to ALS Global Laboratories in Ururo, Bolivia for preparation, and then shipped to ALS Global laboratories for analysis in Lima, Peru. Samples were analyzed using intermediate level four acid digestion. Silver overlimits are analyzed using fire assay with a gravimetric finish. ALS Laboratories sample management system meets all requirements of International Standards ISO/IEC 17025:2017 and ISO 9001:2015. All ALS geochemical hub laboratories are accredited to ISO/IEC 17025:2017 for specific analytical procedures.

All samples are taken from HQ-diameter core which split in half by a diamond-blade masonry saw. One-half of the core is submitted for laboratory analysis and the other half is preserved on the Company’s secured core facility for reference. All core is geotechnically analyzed, photographed and then logged by geologists prior to sampling.

District Exploration

In March 2020 the Company further announced that it had commenced district exploration program at its Pulacayo Project. The Company would be conducting geological mapping, with relevant sampling and possible trenching on the property. Induced polarization geophysics would also be conducted in tandem with the field program, with 106 line-kilometers of survey having been outlined.

In July 2020, the Company announced results of rock chip samples taken from the San Leon underground tunnel. This geological sampling and mapping program are part of an ongoing district exploration program announced on March 9, 2020, at the Company’s Pulacayo Silver Project in Bolivia. A total of 113 chip samples were collected at intervals of from 0.85 to 3.0 meters to better characterize the geology and alteration of the San Leon tunnel, which continues for 3km to the south of the mapping area, passing through the Company’s existing NI43-101 Pulacayo resource and connects to the town of Pulacayo. The tunnel also extends to the north for 1 km where historically the Pulacayo mine’s ore was carted for smelting during the 1800’s. Sample results are tabulated below:

Sample ID	TYPE	Azimuth	WIDTH (m)	Ag ppm	Pb %	Zn %	Ag Eq. ppm	Structure	DIP_DIR	DIP
3879	Chip	350	1.5	400	0.876	0.929	420	Breccia	20	80
3883	Chip	350	0.9	77	0.342	0.287	91	Fault	0	72
3881	Chip	7	1.8	25	0.137	0.127	32	Contact	345	78
3878	Chip	13	0.9	5	0.306	0.399	29	Veinlets	0	85
3882	Chip	338	1.8	17	0.18	0.074	24	Veinlets	350	65
3880	Chip	5	1.9	6	0.132	0.102	14	Veinlets	345	65

Mapping identified a vein system trending in a roughly east-west direction at the Pacamayo zone ("Veta Pacamayo"). The vein system measures approximately 175 meters in width south to north in the tunnel and is situated 1.3 kilometers north of the Pulacayo resource and 5km south of Paca resource. Highlights of the tunnel chip samples taken in Veta Pacamayo include 420g/t AgEq* over 1.5 meters and 91g/t AgEq over 0.9 meters.

The Pulacayo TVS (Veta Pulacayo) that hosts the Company’s indicated silver resource of 30.4 million oz @ 455g/t and inferred resource of 6.3 million oz at 406 g/t likewise trends roughly east-west, indicating that the Veta Pacamayo represents a parallel system that has seen very little exploration to date.

Geological mapping also identified a transition in the intensity of alteration (argillic-style) along the San Leon tunnel. Highest intensity alteration occurs in the Veta Pulacayo, and Veta Pacamayo areas and coincides with the highest observed chip sample silver values.

(*) Silver equivalent is calculated as follows: Ag Eq.(g/t) = Ag (g/t)*89.2%+(Pb% *(US$0.94/ lb. Pb /14.583 Troy oz/lb./US$16.50 per Troy oz. Ag)*10,000*91.9%) + (Zn% *(US$1.00/lb. Zn/14.583 Troy oz/lb./US$16.50 per Troy oz. Ag)*10,000*82.9). This calculation incorporates metallurgical recoveries from test work completed for the Pulacayo Project in 2013.

In September 2020 geological mapping was conducted in the Pero area of the Pulacayo Project. Pero is located to the southeast of the TVS that hosts the Pulacayo deposit. Geological mapping and surface sampling identified an area of silver bearing surface mineralization of up to 200 g/t silver several hundreds of meters south of the projected east-west TVS trend, suggesting that the TVS was offset southward in this portion of the system where strong alteration can be observed at surface covering 250 meters by 100 meters wide. This reinterpreted surface projection of the TVS coincides with some historic Spanish workings in that area of property that date back to the 16th Century. Highlights of assay results from recent surface samples at Pero are tabulated below:

Sample ID	Type	Azimuth	Width (m)	Ag (g/t)	Zn%	Pb%
1313	Chip	210	3	200	0.1	0.1
1314	Chip	195	1.2	200	0.1	0.01
1295	Chip	340	3	164	0.0164	0.0164
1297	Chip	320	1.4	132	0.0132	0.0132
1315	Chip	200	2.9	100	0.01	0.01
1301	Chip	240	4	72	0.0072	0.0072
1303	Chip	200	6.4	67	0.0067	0.0067
1323	Chip	20	4	50	0.005	0.005
1304	Chip	150	3.7	46	0.0046	0.0046

2021

Diamond Drilling

In December 2020 the Company commenced a 940 meter diamond drilling program at the Pero target within its Pulacayo Project in Bolivia. Pero is located at the easternmost portion of the Pulacayo deposit and is the least understood area geologically. Field work in 2020 identified potential structural remobilization in this area that might explain the erratic nature of mineralization within the TVS as it occurs in this area of the property. A summary of results from this drilling is tabulated below:

BHID	From (m)	To (m)	Length (m)	Ag (g/t)	Pb %	Zn %	AgEq* (g/t)
PUD285	30.6	44.6	14.0	43	0.19	0.02	46
PUD 285	143.0	191.0	48.0	10	0.11	0.17	23
PUD 286	99.0	124.0	25.0	18	0.33	0.09	32
PUD 286	148.0	152.0	4.0	393	3.79	0.88	518
PUD 286	174.0	183.0	9.0	20	0.13	0.05	25
PUD 287	56.0	78.0	22.0	43	0.23	0.02	48
PUD 287	127.0	139.0	12.0	15	0.01	0.01	15

*Ag Eq. = Silver Equivalent (Recovered) = (Ag g/t*89.2%)+((Pb%*(US$0.95/lb. Pb/14.583 Troy oz./lb./US$17 per Troy oz. Ag)*(10,000*91.9%))+((Zn%*(US$1.16/lb. Zn/14.583 Troy oz./lb./US$17 per Troy oz. Ag)*(10,000*82.9%)). Sulphide zone metal recoveries of 89.2% for Ag, 91.9% for Pb, and 82.9% for Zn were used in the Silver Equivalent (Recovered) equation and reflect metallurgical testing results disclosed previously for the Pulacayo Deposit. Reported widths are intercepted core lengths and not true widths, as relationships with intercepted structures and contacts vary. Based on core-angle measurements, true widths range from 75% to 85% of the reported core length.

During the year ended December 31, 2020, the Company incurred total costs of $2,357,534 (2019 - $1,474,026; 2018 - $898,650) for the Pulacayo Project including for $1,767,089 (2019 - $964,716; 2018 - $51,112) for geological and engineering services, $584,712 (2019 - $503,071; 2018 - $847,538) for personnel, legal, general and administrative expenses and $5,733 (2019 - $6,239, 2018 - $Nil) for fees and permits.

Planning Activities

The Company’s objectives in 2021 are to drill and expand the Pulacayo silver resource base which open to the west and at depth, as well as drill district-scale targets (Paca, Al Abra, Pero, Pacamayo) and to increase investor awareness.

The Company’s 2021 Pulacayo objectives are:

(1)
Complete district geological mapping over entire property;
(2)
Complete induced polarization (geophysics) survey over the entire property;
(3)
Evaluate field data to generate drilling targets over property; and
(4)
Commence diamond drilling program testing priority targets on property.

GIBELLINI PROJECT, NEVADA, U.S.A.

The Company’s U.S.-based asset is its interest in the Gibellini Project. The Company holds a 100% interest in the Gibellini Project by way of a lease agreement and staked claims. Claims are in the name of the Company’s indirect, wholly-owned Nevada subsidiaries, VC Exploration (US), Inc. (“VC Exploration”) and Nevada Vanadium, LLC (“Nevada Vanadium”).

Project Location

The Gibellini Project consists of a total of 555 unpatented lode mining claims that includes: the Gibellini group of 40 claims, the VC Exploration group of 105 claims, the Bisoni group of 201 claims and the Company group of 209 claims. The Gibellini Project is located in Eureka County, Nevada, as well as 28 of the Bisoni group of claims, with the remaining 173 claims extending southwest into Nye County, Nevada. They are located approximately 25 miles south of the town of Eureka and are easily accessed from US Highway 50 to a paved road that becomes a graded, gravel road.

The Gibellini Project is situated on the south east flank of the Fish Creek Range in the Fish Creek Mining District, about 25 miles south of Eureka, Nevada and is accessed by dirt road extending westward from State Route 379.

History

The Gibellini group of claims were acquired on June 22, 2017, through leasehold assignments from the claimant and then-holder of the Gibellini mineral claims (the “Gibellini Lessor”) and includes an area of approximately 771 acres. Under the Gibellini mineral lease agreement (the “Gibellini MLA”), the Company leased this core group of claims, which originally constituted the entire Gibellini Project, by, among other things, agreeing to pay to the Gibellini Lessor annual advance royalty payments. These payments are tied, based on an agreed formula not to exceed US$120,000 per year, to the average vanadium pentoxide price of the prior year (each an “Advance Royalty Payment”). Upon commencement of production, the obligation to make Advance Royalty Payments will cease and the Company will instead maintain its acquisition through lease of the Gibellini group of claims by paying to the Gibellini Lessor, a 2.5% net smelter return royalty (the “Gibellini NSR Payments”) until a total of US$3 million is paid. Thereafter, the Gibellini NSR will be reduced to 2% over the remaining life of the mine (and referred to thereafter, as “Production Royalty Payments”). Upon commencement of production, any Advance Royalty Payments that have been made will be deducted as credits against the Gibellini NSR Payments or Production Royalty Payments, as applicable. The lease is for a term of 10 years, expiring on June 22, 2027, which can be extended for an additional 10 years, at the Company’s option.

On April 19, 2018, the Gibellini MLA was amended to grant the Company the option, at any time during the term of the Gibellini MLA, which ends on June 22, 2027, to require the Gibellini Lessor to transfer its title over all of the leased mining claims (excluding four claims which will be retained by the Gibellini Lessor and which contain minimal resource) to the Company in exchange for USD1,000,000, which will be deemed an Advance Royalty Payment.

The Company also entered into a lease agreement to acquire 10 unpatented lode claims totaling approximately 207 gross acres (the “Former Louie Hill Claims”) from their holders (the “Former Louie Hill Lessors”) on July 10, 2017 (the “Louie Hill MLA”). The Former Louie Hill Claims were located approximately 1600 feet south of the Gibellini group of claims. The Former Louie Hill Claims were subsequently abandoned by the Former Louie Hill Lessors, and on March 11 and 12, 2018, the Company staked the area within and under 17 new claims totaling approximately 340 gross acres, which now collectively comprise the expanded Louie Hill group of claims (the “Current Louie Hill Claims”).

On October 22, 2018, the Company entered into a royalty agreement (the “Royalty Agreement”) with the Former Louie Hill Lessors that replaced, on substantially similar terms, the Louie Hill MLA. The Royalty Agreement provides for payment by the Company to the Former Louie Hill Lessors of both advance royalty payments and net smelter return royalty payments. As with the Gibellini MLA, the advance royalty payments are calculated based on an agreed formula relative to the average vanadium pentoxide price for the prior year, for a total amount not to exceed US$28,000 per year (the “Louie Hill Advance Royalty Payments”). Upon commencement of production, the obligation to make Louie Hill Advance Royalty Payments will be replaced by a 2.5% net smelter return royalty (the “Louie Hill NSR”) payable on vanadium pentoxide produced from the area of the Former Louie Hill Claims contained within the Current Louie Hill Claims.

The Company may purchase three-fifths of the Louie Hill NSR at any time for US$1 million, leaving the total Louie Hill NSR payable by the Company at 1.0% for the remaining life of the mine. Any Louie Hill Advance Royalty Payments that have been made at the time of the commencement of production will be deducted as credits against future payments under the Louie Hill NSR. The payments under the Royalty Agreement will continue for an indefinite period and will be payable as long as the Company, its subsidiaries, or any of their permitted successors or assigns holds a valid and enforceable mining concession over the area.

On December 5, 2017, the Company announced that it had significantly expanded the land position at the Gibellini Project, by staking a total of 198 new claims immediately adjacent to the Gibellini claim group covering 4091 acres that are sufficient to enable future vanadium mining, processing and extraction.

On November 20, 2017, the Company filed an independent technical report titled “Gibellini Project Nevada, USA NI 43-101 Technical Report” with an effective date of November 10, 2017 (the “2017 Gibellini Report”) prepared by the Wood Group. The 2017 Gibellini Report was filed with Canadian securities regulatory authorities and is available under the Company’s SEDAR profile at www.sedar.com.

On February 15, 2018, the Company indirectly acquired an additional 105 unpatented lode mining claims located adjacent to its existing Gibellini Project in Nevada, USA through the indirect acquisition of VC Exploration, by paying a total of $335,661 in cash and issuing the equivalent of 500,000 common share purchase warrants to arm’s-length, private parties.

On June 25, 2018, the Company filed a technical report titled “Gibellini Project Eureka County, Nevada, NI 43-101 Technical Report on Preliminary Economic Assessment” prepared by Mr. Kirk Hanson, P.E., Technical Director, Open Pit Mining; Mr. Edward J.C. Orbock III, RM SME, Principal Geologist and US Manager of Consulting; Mr. Edwin Peralta, P.E., Senior Mining Engineer; and Mr. Lynton Gormely, P.Eng., Consultant Metallurgist of Wood Group (the “2018 Gibellini PEA”). The 2018 Gibellini PEA has an effective date of May 29, 2018 and is available under the Company’s SEDAR profile at www.sedar.com. Each of the authors of the 2018 Gibellini PEA are “independent” Qualified Persons within the meaning of NI 43-101.

On August 24, 2020, the Company announced it had commenced the acquisition of the Bisoni Project from CellCube. As consideration for the acquisition of the Bisoni Project under the Bisoni APA, the Company issued the Bisoni APA Shares and paid $200,000 cash to CellCube. The Bisoni APA Shares were subject to a Canadian statutory four month hold period that expired on January 19, 2021. Additionally, subject to TSX approval, if, on or before December 31, 2023, the price of European vanadium pentoxide on the Metal Bulletin (or an equivalent publication) exceeds US$12 a pound for 30 consecutive days, the Company will issue to CellCube additional Common Shares with a value of $500,000, calculated based upon the 5 day volume weighted average price of the Common Shares immediately following the satisfaction of the vanadium pentoxide pricing condition. The acquisition of the Bisoni Project was completed on September 18th, 2020. The expanded Bisoni group of claims is located within the same formation and lithologic units as the Gibellini group of claims. The general geology in this area is considered to be similar to the Gibellini group of claims.

In the three months ended September 30, 2020, the Company expanded the land position at the Gibellini Project, by staking a total 32 new claims adjacent to the project.

The Gibellini Project is situated entirely on public lands that are administered by the BLM. No easements or rights of way are required for access over public lands. Rights-of-way would need to be acquired for future infrastructure requirements, such as pipelines and powerlines.

Resources

On June 25, 2018, the Company filed the 2018 Gibellini PEA, which provides an updated mineral resource estimate for the Gibellini Project.

The 2018 Gibellini PEA replaces the 2017 Gibellini Report. The 2018 Gibellini PEA is preliminary in nature and includes inferred mineral resources that are too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the 2018 Gibellini PEA results will be realized. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

The 2018 Gibellini PEA disclosed an estimated 7.94 million tons at a weighted average grade of 0.314% vanadium pentoxide (“V2O5”) in the measured category and 15.02 million tons at a weighted average grade of 0.271% V2O5 in the Indicated category leading to a total combined measured and indicated mineral resource of 22.95 million tons at a weighted average grade of 0.286% V2O5. Total contained metal content of the measured and indicated mineral resources is 131.34 million pounds V2O5. The inferred mineral resource estimate is 14.97 million tons at a weighted average grade of 0.175% V2O5. The total contained metal content of the inferred mineral resource estimate is 52.30 million pounds V2O5. The table below contains a summary of the Gibellini deposit mineral resource estimate (the “Gibellini Deposit Mineral Resource Estimate”), which is derived from the 2018 Gibellini PEA:
Gibellini Deposit Mineral Resource Estimate***

Confidence Category	Domain	Cut-off V2O5 (%)	Tons (Mt)	Grade V2O5 (%)	Contained V2O5 (Mlb)
Measured	Oxide	0.101	3.96	0.251	19.87
	Transition	0.086	3.98	0.377	29.98
Indicated	Oxide	0.101	7.83	0.222	34.76
	Transition	0.086	7.19	0.325	46.73
Total Measured and Indicated			22.95	0.286	131.34
Inferred	Oxide	0.101	0.16	0.170	0.55
	Transition	0.086	0.01	0.180	0.03
	Reduced	0.116	14.80	0.175	51.72
Total Inferred			14.97	0.175	52.30

***Notes:
1.
The Qualified Person for the Gibellini Deposit Mineral Resource Estimate is Mr. E.J.C. Orbock III, RM SME, an employee of the Wood Group of companies. The Gibellini Deposit Mineral Resource Estimate has an effective date of May 29, 2018.
2.
Mineral resources that are not mineral reserves do not have demonstrated economic viability.
3.
Mineral resources are reported at various cut-off grades for oxide, transition, and reduced material.
4.
Mineral resources are reported within a conceptual pit shell that uses the following assumptions: mineral resource V2 O5 price: $14.64/lb.; mining cost: $2.21/ton mined; process cost: $13.62/ton; G&A cost: $0.99/ton processed; metallurgical recovery assumptions of 60% for oxide material, 70% for transition material and 52% for reduced material; tonnage factors of 16.86 ft3/ton for oxide material, 16.35 ft3/ton for transition material and 14.18 ft3/ton for reduced material; royalty: 2.5% net smelter return (NSR); shipping and conversion costs: $0.37/lb. An overall 40º pit slope angle assumption was used.
5.
Rounding as required by reporting guidelines may result in apparent summation differences between tons, grade and contained metal content. Tonnage and grade measurements are in US units. Grades are reported in percentages.

Louie Hill Deposit

The Louie Hill deposit lies approximately 1,600 ft south of the Gibellini deposit.

The 2018 Gibellini PEA provides an inferred mineral resource of 7.52 million tons at a weighted average grade of 0.276% dium pentoxide (V2O5). The oxidation domains were not modeled. The total contained metal content of the estimate is 41.49 million pounds V2O5. The table below summarizes the Louie Hill deposit mineral resource estimate (the “Louie Hill Deposit Mineral Resource Estimate”):

Louie Hill Deposit Mineral Resource Estimate***

Confidence Category	Cut-off V2O5 (%)	Tons (Mt)	Grade V2O5 (%)	Contained V2O5 (Mlb)
Inferred	0.101	7.52	0.276	41.49

***Notes:
1.
The Qualified Person for the Louie Hill Deposit Mineral Resource Estimate is Mr. E.J.C. Orbock III, RM SME, an employee of the a Wood Group of companies . The Louie Hill Deposit Mineral Resource Estimate has an effective date of May 29, 2018. The resource model was prepared by Mr. Mark Hertel, RM SME.
2.
Mineral resources that are not mineral reserves do not have demonstrated economic viability.
3.
Oxidation state was not modeled.
4.
Mineral resources are reported within a conceptual pit shell that uses the following assumptions: mineral resource V2 O5 price: $14.64/lb; mining cost: $2.21/ton mined; process cost: $13.62/ton; G&A cost: $0.99/ton processed; metallurgical recovery assumptions of 60% for mineralized material; tonnage factors of 16.86 ft3/ton for mineralized material, royalty: 2.5% net smelter return (NSR); shipping and conversion costs: $0.37/lb. For the purposes of the Louie Hill Deposit Mineral Resource Estimate, an overall 40º slope angle assumption was used.
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

Regional Geology

The Gibellini Project occurs on the east flank of the southern part of the Fish Creek Range. The southern part of the Fish Creek Range consists primarily of Paleozoic sedimentary rocks of Ordovician to Mississippian Age of the eastern carbonate, western siliceous, and overlap assemblages. Tertiary volcanic rocks crop out along the eastern edge of the range and Tertiary to Quaternary sedimentary rocks and alluvium bound the range to the west and east in the Antelope and Little Smoky valleys, respectively. North to northeast-trending faults dominate in the region, particularly along the eastern range front.

The Gibellini Project lies within the Fish Creek Mining District. The limestone hosted Gibellini Manganese-Nickel mine and the Gibellini and Louie Hill black-shale hosted vanadium deposits are the most significant deposits in the district, and all occur within the Gibellini Project boundary. The Bisoni-McKay black-shale hosted vanadium deposit occurs several miles south of the Gibellini Project. A fluorite–beryl prospect and silver–lead–zinc vein mines with minor production are also reported to occur in the district. No significant work has been conducted on the Gibellini Project since 2015, with some minor prospecting completed in October of 2018. The Company has not completed trenching or drilling activities since its acquisition of the Gibellini Project.

Project Geology

The Gibellini Project deposit occurs within an allocthonous fault wedge of organic-rich siliceous mudstone, siltstone, and chert, which forms a northwest trending prominent ridge. These rocks are mapped as the Gibellini facies of the Woodruff Formation of Devonian Age (Desborough et al., 1984). These rocks are described by Noranda as thin-bedded shales, very fissile and highly folded, distorted and fractured (Condon, 1975). In general, the beds strike north-northwest and dip from 15 to 50° to the west. Outcrops of the shale are scarce except for along road cuts and trenches. The black shale unit which hosts the vanadium resource is from 175 ft to over 300 ft thick and overlies gray mudstone. The shale has been oxidized to various hues of yellow and orange up to a depth of 100 ft.

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

The ridge on which the Gibellini Manganese-Nickel mine (Niganz mine) lies is underlain by yellowish-gray, fine-grained limestone. This limestone is well bedded with beds averaging 2 ft thick. A fossiliferous horizon containing abundant Bryozoa crops out on the ridge about 100 ft higher than the mine. The lithologic and faunal evidence suggest that this unit is part of the Upper Devonian Nevada Limestone. Beds strike at N18E to N32W and dip at 18 degrees to 22 degrees west. The manganese–nickel mineralization occurs within this unit. Alluvium up to 10 ft thick overlies part of the area and is composed mostly of limy detritus from the high ridge north of the mine. Minor faulting has taken place in the limestone.

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

Bisoni-McKay

The overall geologic interpretation is largely based on the Hose, 1983 interpretation of the Bisoni McKay area. The Woodruff and underlying Devils Gate Limestone contact relationship on the project is mapped as a fault, perhaps part of which may be a slide block plane. In any case, at first glance both formations appear to be folded in sequence. Prior to Tertiary faulting the Devils Gate Limestone, the overlying Woodruff Formation and perhaps the Mississippian strata above, tentatively identified as the basal unit of the Webb Fm, appear to have been folded as a unit as exemplified by the north-trending fold and an accompanying fault that extends along the west side of the drill grid in Area A North. The fold may be due to drag along the north-south west fault trend.

In the project area the late Devonian Gibellini facies and the greater Woodruff Formation are typically preserved and exposed in down-dropped fault blocks.. In the vicinity of the historic Bisoni-Mckay deposit the Woodruff Formation is juxtaposed with the older, massive outcrops of Devonian Devils Gate Limestone. The north to northwest concealed fault has juxtaposed the Devils Gate limestone against the Mississippian Webb Fm that has resulted placing the Woodruff rocks in fault contact with the younger Webb Fm, which is younger than the Woodruff Formation.

Activities and Developments

2018

On February 15, 2018, the Company indirectly acquired an additional 105 unpatented lode mining claims located adjacent to its existing Gibellini claims through the indirect acquisition of VC Exploration by paying a total of $335,661 in cash and issuing the equivalent of 500,000 common share purchase warrants to arm’s-length, private parties.

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

On May 9, 2018, the Company submitted its Management’s POO to the BLM and the Reclamation Permit Application to the BMRR.

On May 29, 2018, the Company received results of the 2018 Gibellini PEA for the Gibellini Project. The 2018 Gibellini PEA reported an after-tax cumulative cash flow of $601.5 million, an internal rate of return of 50.8%, a net present value of $338.3 million at a 7% discount rate and a 1.72 years payback on investment from start-up assuming an average vanadium pentoxide price of $12.73 per pound. As of May 29, 2018, the price of vanadium pentoxide was $14.20 per pound according to www.asianmetal.com. The 2018 Gibellini PEA was prepared by Amec Foster Wheeler E&C Services Inc, part of the Wood Group, and is based on the NI 43-101 compliant resource calculations reported above.

Highlights of the 2018 Gibellini PEA (after tax)

Internal rate of return	50.8%
Net present value (“NPV”)	US$338.3 million at 7% discount rate
Payback period	1.72 years
Average annual production	9.65 million lbs V2O5
Average V2O5 selling price	US$12.73 per lb
Operating cash cost	US$4.77 per lb V2O5
All-in sustaining costs*	US$6.28 per lb V2O5
Breakeven price**	US$7.76 per lb V2O5
Initial capital cost including 25% contingency	US$116.76 million
Average grade	0.26% V2O5
Strip ratio	0.17 waste to leach material
Mining operating rate	3.4 million tons (leach material and waste) per year
Average V2O5 recovery through Direct Heap Leaching	62%
Life of mine	13.5 years
* includes selling costs, royalties, operating cash cost, reclamation, exploration and sustaining capital costs.
**includes selling costs, royalties, operating cash costs, taxes (local, state, and federal), working capital, and sustaining and capital costs.

The 2018 Gibellini PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the 2018 Gibellini PEA will be realized. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

Sensitivity Analysis

The tables below show the sensitivity analysis to the vanadium pentoxide price, grade, and to the 2018 Gibellini PEA capital cost and operating costs. This sensitivity analysis indicates strong project economics even in very challenging conditions, and that the project is well positioned to benefit from the current rising vanadium price environment.. A 20% increase in the vanadium price relative to the base case translates to a US$491.3 million after-tax NPV at a 7% discount rate.

Sensitivity Analysis

V2O5 price change	V2O5 price US$/lb	After-taxIRR	After-tax NPVUS$M @ 7%	After-taxcashflowUS$M
30%	16.55	69%	568.0	996.0
20%	15.28	63%	491.3	864.4
10%	14.00	57%	415.2	733.2
Base price	12.73	51%	338.3	600.4
-10%	11.46	44%	261.0	467.2
-20%	10.18	36%	183.1	333.2
-30%	8.91	26%	103.9	196.9

V2O5 gradechange	V2O5grade	After-taxIRR	After-tax NPVUS$M @ 7%	After-taxcashflowUS$M
30%	0.34%	68%	554.4	972.8
20%	0.31%	63%	482.4	849.0
10%	0.28%	57%	410.7	725.4
Base grade	0.26%	51%	338.3	600.4
-10%	0.23%	44%	265.6	475.0
-20%	0.21%	37%	192.2	348.9
-30%	0.18%	28%	118.3	221.6

Capexchange	CapexUS$M	After-taxIRR	After-tax NPVUS$M @ 7%	After-taxcashflowUS$M
30%	151.8	40%	307.2	564.3
20%	140.1	43%	317.6	576.3
10%	128.4	47%	328.0	588.4
Base Capex	116.8	51%	338.3	600.4
-10%	105.1	55%	348.6	612.5
-20%	93.4	61%	358.9	624.6
-30%	81.7	67%	369.3	636.8

Opexchange	OpexUS$M	After-taxIRR	After-tax NPVUS$M @ 7%	After-taxcashflowUS$M
30%	6.20	45%	257.9	450.2
20%	5.72	47%	284.8	500.3
10%	5.25	49%	311.6	550.4
Base Capex	4.77	51%	338.3	600.4
-10%	4.29	53%	364.8	650.0
-20%	3.82	55%	390.7	698.4
-30%	3.34	56%	416.0	745.4

Mining & Processing

Mining at the Gibellini and Louie Hill deposits is planned to be a conventional open pit mine utilizing a truck and shovel fleet comprised of 100-ton trucks and front-end loaders. Average mine production during the 13.5 year mine life is 3.4 million tons of leach material (3 million tons) and waste (0.4 million tonnes) per year at a strip ratio of 0.17. Mining is to be completed either in-house or through contract, with the Company’s mining staff overseeing the contracted mining operation and performing the mine engineering and survey work if contract mining is selected.

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

The processing method envisioned for the Gibellini Project will be to feed leach material from the mine via loader to a hopper that feeds the crushing plant. The leach material will then be fed to an agglomerator where sulfuric acid, flocculent and water will be added to achieve adequate agglomeration. The agglomerated leach material will be transported to a stacker on the leach pad, which will stack the material to a height of 15 feet. Once the material is stacked, solution will be added to the leach heap at a rate of 0.0025 gallons per minute per square foot. The solution will be collected in a pond and this pregnant leach solution will be sent to the process building for metal recovery where it will go through solvent extraction and stripping processes to produce the vanadium pentoxide and a secondary yellowcake uranium.

Vanadium Recoveries and Metallurgical Testing

Approximately 130.3 million pounds of V2O5 and 336,000 pounds of uranium is expected to be produced from the Gibellini Project heap leaching operations at an average vanadium recovery of 62% (oxide: 60%, transition: 70% and reduced: 52%). The heap leaching is performed at ambient temperature and atmospheric pressure without pre-roasting or other beneficiation process. The pregnant leach solution is continuously collected with leach material undergoing, on average, a 150-day heap-leaching cycle. The table below summarizes the projected metallurgical recoveries used in the 2018 Gibellini PEA for the three defined oxidation-type domains.

Mill Feed Material Type	Direct Leaching Recovery
Oxide	60%
Transition	70%
Reduced	52%

The direct heap leach vanadium recovery estimates used in the 2018 Gibellini PEA were based on extensive metallurgical testing work performed by SGS Lakefield Research Laboratories, Dawson Minerals Laboratories, and McClelland Laboratories (“McClelland”). Samples were selected from a range of depths within the deposit, representative of the various types and styles of mineralization. Samples were obtained to ensure that tests were performed on a sufficient sample mass. The end results demonstrated low acid consumption (less than 100 lb acid consumption per ton leached) and high recovery through direct leaching. Notable test results included the following:

Acid Heap Leach Testing of a Gibellini Bulk Sample, McClelland, September 4, 2013

A series of trenches were excavated and approximately 18 tons of material were sent to McClelland for pilot testing.

Solvent Extraction (SX) Test Work

Solvent extraction (“SX”) processing test work was conducted in 2013 to recover vanadium from sulfuric acid pregnant leach solution (“PLS”) generated during pilot column testing on bulk leach samples from the Gibellini Project. Laboratory scale testing was conducted on select solutions generated during the pilot SX processing, to optimize the SX processing conditions. Additional laboratory scale testing was conducted on the loaded strip solution generated during the pilot SX testing, to evaluate methods for upgrading and purifying it to levels that may be required for sale of a final vanadium bearing product.

The design parameters from this test work were:

1)
SX Extraction pH Range 1.8 to 2.0
2)
Di-2-Ethyl Hexyl Phosphoric Acid Concentration 0.45 M (~17.3% by weight) Cytec
3)
923 Concentration 0.13 M (~5.4% by weight)
4)
The Organic Diluent is Orform SX-12 (high purity kerosene)
5)
SO2 addition of 1.0 to 1.5 g/l
6)
Strip Solution Sulfuric Acid Concentration 225 to 250 g/l SX
7)
Extraction Efficiency ~97%
8)
SX Strip Efficiency ~98%

In August of 2018, the Company received metallurgical results from its technology partner, Northwest Non-Ferrous Metals Mining and Geology Group Co., Ltd, (‘NWME”) from samples collected during a site visit in March of 2018. Tests were performed at its laboratory testing facilities located in Xi’an, China. NWME utilized a SX processing method to recover vanadium from sulfuric acid PLS generated by bottle roll and column test acid leaching on Gibellini Project samples. The solution was reduced and then precipitated using ammonia to make AMV. The AMV was calcined and heated then cooled and pulverized. A vanadium pentoxide with 98.56 % purity content was produced. The assay for this work is shown below:

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

In column tests, sulfuric acid was added to the feed material and the material was allowed to cure for 24 hours before initiating the leaching. Leaching was conducted by applying 108 grams per liter acid solution over the material. PLS was collected every 24 hours and samples were taken for vanadium analysis. All the tests were performed at room temperature and at atmospheric pressure. The results of the tests are given below:

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

The results of the bottle roll and column leach tests performed by NWME largely validate the results of previous tests performed by McClelland on the Gibellini Project bulk sample in 2013 (18 tons of material).

The NWME test samples were not agglomerated and were on short leach time of 21 days for column tests and 5 days for bottle roll tests. The Company studied both the NWME test and McClelland test in detail and believe the results were consistent, whereby 70% recovery can be achieved with longer leach cycle (over 100 days McClelland vs 21 days NWME) and less acid consumption (50 kg of acid per tonne of material McClelland vs 100 kg of acid per tonne of material NWME).

A summary of acid heap leach tests of a Gibellini Project bulk sample, completed at McClelland, September 4, 2013 is tabulated below:

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

Representative Feed Grade with Benign Test Conditions that Can be Replicated in Commercial Setting

The leaching bottle roll and column tests were performed at room temperature and at atmospheric pressure based on the Gibellini Project’s representative grade from grab sampling method across the width of the mineralization at various locations of the Project. These samples are characterized in table below:

Sample Number	Sample ID	Weight kg	Head Grade V2O5 (%)
1	18-L6-28	17.0	0.665
2	18-L6-29	17.0	0.885
3	18-L6-30	12.5	0.370
4	18-L6-31	18.0	0.210
5	18-L6-32	13.5	0.420
6	18-L6-33	22.5	0.280
7	18-L6-34	19.0	0.315
8	18-L6-35	20.0	0.185
9	18-L6-36	18.0	0.165
10	18-L6-37	20.0	0.195
Total		177.5

For the purpose of metallurgical testing, the samples were mixed to produce a composite material with the average grade of 0.30% V2O5 which is representative of Gibellini Project resource grade. The composite material was ground to -75 lm feed. The Company believes the test conditions can easily be replicated in a commercial heap leach setting with low technical and implementation risk.

Vanadium Mineralogy in Achieves Recovery at Room Temperature and Atmospheric Pressure

NWME performed detailed mineralogical analysis which included microscope identification using a Carl Zeiss Axioskop, XRD analysis on Bruker D8-A25 XRD, multi-element analysis, electron probe X-ray microanalysis on JEOL JXA 8230, scanning electron microscopy/energy dispersive X-ray spectroscopy analysis on Mineral Liberation Analizer 650 and V element phase analysis. This mineralogical analysis confirmed that the Gibellini Project resource has a high percentage of independent vanadium minerals ("IVM") such as kazakhstanite, shubnelite, sherwoodite, bokite, which can be leached easily at room temperature and atmospheric pressure within a short time frame.

NWME noted the unique nature of the Gibellini Project samples with over 45% IVM versus numerous other typical black shale deposits which they have encountered containing less than 10% IVM.

All of the test work carried out on the material from the Gibellini Project indicate that there is a two-stage leaching phenomenon in Gibellini Project ore - approximately 50% of the vanadium leaches in the first 96 hours (independent vanadium minerals), and the remaining leaching approximately 15 to 20% occurs over a longer time horizon.

Heap leaching is the lowest-cost recovery method compared to roasting, and pressured container VAC leaching; whereby capital costs can compound to multiple times greater for the same throughput. The Gibellini Project’s high IVM content is a key competitive differentiator which places the deposit in the top tier of black shale deposits in terms of pre-production capital cost required based on NWME’s research. The mineralogical results of the Gibellini Project ore as characterized by NWME’s test work is shown in table below:

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

Low Carbonate Content Results in Low Acid Consumption.

NWME detailed mineralogical analysis which included microscope identification using a Carl Zeiss Axioskop, XRD analysis on Bruker D8-A25 XRD, multi-element analysis, electron probe X-ray microanalysis on JEOL JXA 8230, scanning electron microscopy/energy dispersive X-ray spectroscopy analysis on Mineral Liberation Analyzer 650 and V element phase analysis, confirmed the extremely low carbonaceous content of the Gibellini Project's oxide and transition samples. This explains the low acid consumption (less than 50 kg per tonne) compared to other average black shale deposits of 200 kg to 300 kg per tonne based on extensive NWME data compilation. Given acid cost accounts for approximately 50% of the Project’s operating expenses, the Gibellini Project's low carbon content is a key competitive differentiator which places it in the top tier of black shale deposits in terms of processing cost based on NWME’s findings.

The following table is a generalized comparison of the Gibellini Project's deposit to a composite of typical black shale vanadium deposits:

	Gibellini Vanadium Deposit	Black Shale Series Vanadium Deposits
Host Rock	Silica State	Carbon Siliceous Rocks with Mudstone
The Mineral Composition	High Silica, Low Aluminum and Low Carbonaceous. SiO2-78.40%; Al2O3 - 4.13%; T(C) - 0.47%	High Silica, High Aluminum and High Carbonaceous. SiO2-62-93%; Al2O3 > 7%; T(C) > 10%

Capital and Operating Costs

The projected capital costs for the Gibellini Project over a one and a half year construction period and mine life average operating costs are summarized in the two tables below. The capital cost includes 25% contingency or USD23.4 million.

Pre-Production Capital Cost

Cost Description	Total (US$000s)
Open Pit Mine
Open pit mine development	1,412
Gibellini incremental WRSF	212
Mobile equipment	111
Infrastructure-On Site
Site prep	2,431
Roads	1,391
Water supply	2,007
Sanitary system	61
Electrical – on site	2,052
Communications	165
Contact water ponds	174
Non-process facilities – buildings	7,583
Process Facilities
Mill feed handling	15,380
Heap leach system	20,037
Process plant	14,441
Off-Site Infrastructure
Water system	4,495
Electrical supply system	3,227
First fills	860
Subtotal Total Direct Cost	76,039
Construction indirect costs	4,254
Sales tax / OH&P	4,236
EPCM	8,879
Total Before Contingency	93,409
Contingency (25%)	23,352
Total Project Cost	116,761

Operating Costs

Total Cash Operating Cost	US$ per Ton Leached	US$ per lb of V2O5 Produced
G&A	0.99	0.31
Mining Cost	2.72	0.85
Total Processing Cost	11.54	3.61
Total	15.26	4.77

The cash operating costs in the first half of the project covering years 1-7 is US$3.59 per lb of V2O5 produced and for the years 8-14 is US$7.12 per lb of V2O5 produced, resulting in the weighted average cash cost of US$4.77 per lb of V2O5 produced. The cash operating cost is lower in the first half of the project due to processing higher grade material.

Engineering Procurement Construction Management

On August 15, 2018, the Company issued a request for proposal (the “RFP”) for engineering, procurement, construction and management services (“EPCM”) from qualified bidders. In December of 2018, the Company selected M3 Engineering & Technology Corporation (“M3”) of Tucson, Arizona to provide EPCM for the Gibellini Project in response to the RFP. M3 was selected for its specific experience in heap leach engineering, and construction expertise in arid environments such as Nevada and Arizona.

The EPCM consists of three phases. Phase 1 includes updating and simplifying previous basic engineering as well as mine design, waste dump design, road design, borrow pit design, buildings and infrastructure designs will not be substantially changed. Phase 2 will consist of procurement of the required equipment, services and developing the detailed engineering design required to build the project facilities. Phase 3 will outline construction management services to build the facilities to accomplish the actual work.

The Company expects Phase 1 of the EPCM to be completed in 2020; Phase 2 to be completed in 2021; Phase 3, to be completed in 2022; and the Gibellini Project wet commissioning is expected to be in 2023.

To try to minimize technical and implementation risk, the Company is working closely with its chosen technology partner, NWME, to fine tune metallurgy, process design and engineering, and ensure maximum vanadium recovery and high-grade vanadium pentoxide commercial product on site. NWME owns and is currently operating the world’s largest black-shale vanadium mine in China with an environmentally friendly, hydrometallurgical leach processing technology without the need of a pre-roasting step (see the Company’s news release dated March 12, 2018, for more details).

Big Sky Prospect (300m by 50m)

On March 26, 2019, the Company announced via news release available on SEDAR vanadium assay results from its Fall 2018 exploration reconnaissance program on the Gibellini Project. The 155 assays are taken from three prospective exploration areas all within 5 kilometers to existing Gibellini Project vanadium NI 43-101 compliant resource pit outline. Surface grab samples assay as high as 2% vanadium pentoxide (V2O5) and 75 samples (48% of total 155) have V2O5 grades greater than the Gibellini Project deposit’s cut-off grade of 0.101% V2O5 at $12.5/lb V2O5.

The high vanadium assay results along the 5-kilometer northeast-southwest trend which line-up the Northeast Prospect, through Gibellini Hill, Louie Hill, Middle Earth prospect, and Big Sky prospect providing an indication of potential and possibly significant future expansion of vanadium mineralization along this corridor.

The Big Sky prospect occurs 3.1 kilometers southwest of the Gibellini Hill measured and indicated resource and 1.8 kilometers southwest of the Louie Hill inferred resource. A total of 62 samples were taken, of which 40% (n=25) returned assays greater than Gibellini Project cut-off grade. Sixteen (16) samples returned assays >0.200 V2O5. The distribution of samples occurs along a 300-meter exposure of the Woodruff Formation. Assays showing >0.200 V2O5 are shown in table below.

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

Middle Earth Prospect (200m by 70m)

The Middle Earth prospect occurs 1.7 kilometers southeast of the Gibellini Hill deposit and 300 meters south of the Louie Hill deposit. A total of 50 samples were collected of which 68% (n=34) returned assays >0.101% V2O5 or the Gibellini Project cut-off grade. Twenty-seven (27) samples returned assays >0.200 V2O5. The samples are distributed over 3 road cuts of exposed Woodruff Formation making up a 200 meter by 70-meter areal footprint. Assays showing >0.200 V2O5 are shown in the following table.

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

Northeast Trench Prospect (500m by 300m)

The Northeast Trench prospect occurs 1.2 kilometers northeast of the Gibellini Hill deposit and 2.5 kilometers northeast of the Louie Hill deposit. A total of 43 samples were collected of which 37% (n=16) returned assays >0.101% V2O5 or the Gibellini Project cut-off grade. Three (3) samples returned assays >0.200 V2O5. The samples are distributed through road cuts (“trenches”) and dry gulches of exposed Woodruff Formation making up a 500 meter by 350-meter areal footprint. The exposure at the Northeast Trench is greatly obscured by colluvium material however the extent where it is exposed might indicate a large volume of Woodruff Formation yet to be explored. Assays showing >0.200 V2O5 are shown in the following table.

V2O5% grab sample assay results at Northeast Trench prospect for samples with >0.200%

SAMPLE ID	Prospect	V2O5%
302004	NE Trench	0.239
302005	NE Trench	0.380
302016	NE Trench	0.303

Water and Power supply

On August 20, 2018, the Company secured water supply for the Gibellini Project construction and operation. The Company signed a 10-year agreement (the “Water Supply Agreement”) with the owner of a private ranch, located approximately 14.5 kilometers from the Gibellini Project. The Water Supply Agreement can be extended for any number of additional 7-year terms, not to exceed (with the primary term) a total of 99 years.

Under the terms of the Water Supply Agreement, the lessor granted to the Company the rights to 805 acre-feet (approximately 262.4 million gallons) of water per year for the Gibellini Project, at a minimum flow rate of 500 gallons per minute (“gpm”) from its year-round springs surface water stream. The water flow rate was measured at the ranch springs in 1965, in 1981, from December 2011 to September 2013, and most recently, in 2017. The water flow rate ranges from 1,000 to 3,900 gpm with an average flow rate of 2,690 gpm, which exceeds the project’s maximum water operational requirement of 420 gpm based on the process engineering design prepared by Scotia International of Nevada, Inc. as a part of engineering, procurement, construction and management work done in 2014.license.

The Gibellini Project completed water-related baseline studies including the drilling of water-test wells, water source data collection, characterization, flow rate testing and modeling. Due to the fact that the Water Supply Agreement provides a source of water from surface springs located on a private ranch and baseline studies related to it have been completed, the Company expects to significantly expedite the permitting process by eliminating the need to appropriate water rights from the Nevada Division of Water Resources.

The power supply for the Gibellini Project site is assumed to be at 24.9 kV and supplied from a planned substation to be located near Fish Creek Ranch. This substation would tap and step-down the 69kV supply carried by the line to the nearby Pan Mine to 24.9kV and place it on a line to the Gibellini Project. Negotiations with the power utility, Mt. Wheeler Power, will need to be undertaken to secure any future power supply contract and transmission line to the site.

2019

Permitting

In conformance with BLM permitting requirements and Secretarial Order 3355, the Company submitted a package of enhanced baseline reports (the “Enhanced Baseline Reports”) on March 22, 2019. Following the BLM review of the baseline reports, the Company submitted the Gibellini Mine Plan of Operations (the “Gibellini MPO”) to the Battle Mountain District office of the BLM and the Reclamation Permit application to the State of Nevada Division of Environmental Protection Bureau of Mining Regulation and Reclamation on June 28, 2019.

The Enhanced Baseline Reports were completed using data primarily collected by the previous operator between 2010 and 2012, and included studies of biological resources, air resources, cultural resources, surface water resources, ground water resources, noise, wild horses, paleontological resources, geological resources, socioeconomic and environmental justice, soil resources, visual resources, wetlands and riparian resources, and geochemical characterization for ore and overburden. The baseline data was updated with data collection completed in 2019 that validated the previous data. The reports included a review of potential environmental impacts and proposed environmental protection measures to avoid or minimize these impacts. The Gibellini MPO was then prepared by integrating the information developed in the baseline reports to guide the Gibellini Project design to avoid or minimize potential environmental impacts.

The Gibellini MPO includes over 1,100 pages of detailed development plans for the Gibellini Project exploration activities, open pit mining operations and processing facilities to extract and recover vanadium from the Gibellini deposit with stated average mine production during the seven-year mine life of 15.7 million tons of ore material containing 120.5 million pounds of vanadium. The primary facilities include the: pit, waste rock disposal facility, mine office, auxiliary facilities such as water and power, crushing facilities and stockpile, heap leach pad, process facility, water ponds, borrow areas, and mine and access roads.

In addition, the Gibellini MPO includes the following management plans and engineering studies:

●
quality assurance plan;
●
storm water management plan;
●
adaptive waste rock management plan;
●
monitoring plan;
●
noxious weed management plan;
●
spill contingency plan;
●
feasibility study level pit slope design;
●
heap leach and waste rock dump facility stability report;
●
closure plan;
●
water management plan;
●
interim closure plan;
●
transportation plan;
●
radiation protection plan;
●
climate data and surface water hydrology;
●
seismic hazard analyses; and
●
engineering design criteria.

In August 2018, NewFields completed the Gibellini Project heap leach pad and waste dump designs as part of an overall basic engineering design led by M3 Engineering and Technology Corp

On October 31, 2019, the water pollution control permit and air permit applications were submitted to the Nevada Division of Environmental Protection (“NDEP “) incorporating the Newfields and M3 Engineering design packages. The draft air permit was posted for public comment on July 13, 2020.

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

The Class II Permit for the Gibellini Project is for facilities that emit less than 100 tons per year for any one regulated pollutant. Since the vanadium processing will utilize a heap leach, the emissions will be under the threshold for more complex air permits. The engineering design incorporates stringent emission control technology to minimize emissions. The modeled emissions from the entire Gibellini Project are well below the National Ambient Air Quality Standards ("NAAQS").

The Enhanced Baseline Reports (“EBR’s”) were extensively used in the Project engineering design to ensure that potential environmental impacts identified in the EBR’s would be avoided or minimized by facility design. These engineering controls help ensure that avoidance of potential environmental impacts is “built into” the project from the start of the design process. Doing so will allow environmental protection measures to be taken to minimize the risk of impacts that cannot be completely avoided in the design and ensure up-front project planning that is sensitive to all environmental resources.

On October 31, 2019, the Company submitted permit applications for the Water Pollution Control Permit and the Class II Air Quality Permit. These Nevada state permits have been developed to provide construction level engineering that supports the mine plan previously submitted to the BLM in the Plan of Operations. Comments received from the BLM were used as guidance in the engineering design to ensure the State and Federal Permits are aligned and reflect the most current guidance provided by both the NDEP and BLM.

2020

Bisoni-McKay Claims and Historical Deposit

On August 24, 2020 the Company announced that its wholly owned subsidiary Nevada Vanadium had entered into the Bisoni APA with CellCube to acquire the Bisoni Vanadium Project (Bisoni Project) situated immediately southwest to Nevada Vanadium’s Gibellini Project. Subject to the terms and conditions in the Bisoni APA, Nevada Vanadium would acquire the Bisoni Project by the Company issuing 4 million Common Shares and paying $200,000 cash to CellCube at closing. Additionally, the Company would make a one-time payment to CellCube of $500,000 in Common Shares, upon the price of European vanadium pentoxide price exceeding US$12 a pound for 30 consecutive business days, occurring on or before December 31, 2023, subject to TSX approval. The 4 million Common Shares would be subject to a statutory four month and one day hold period expiring on January 19, 2021.

On September 18, 2020 the Company’s subsidiary, Nevada Vanadium announced that it had completed the acquisition of the Bisoni Project from CellCube. Under the terms of the Bisoni APA, the Company issued 4 million Common Shares ("Compensation Shares") and paid $200,000 cash to CellCube. The Compensation Shares were subject to a Canadian statutory four month and one day hold period which expired on January 19, 2021.

The Bisoni group of claims is host to a historic resource known as the Bisoni-McKay deposit. The resource was calculated in 2016 by Edwin Ulmer and Edwin H. Bentzen III. A summary of the historic resource is tabulated below:

Bisoni-McKay Deposit Historic Category	V2O5 Mt	V2O5 Grade %	Mlbs Contained V2O5
Indicated	11.88	0.397	94.41
Inferred	7.05	0.427	60.12

The historic resource calculation adopted a 0.2% V2O5 cutoff grade. A Qualified Person has not done sufficient work to classify the historical estimate as current mineral resources or mineral reserves. The Company is not treating the historical estimate as current mineral resources or mineral reserves.

The Bisoni Project was drilled in the 1970s by Hecla, and more recently by Stina Resources (now CellCube) in 2004, 2005, and 2007. Historic 2005 drill result highlights include:

(1)
BMK 05-01 – 98.5 meters grading 0.46% V2O5 from surface, including 36.0 meters grading 0.76% V2O5
(2)
BMK 05-02 – 98.1 meters grading 0.53% V2O5 from near surface, including 40.2 meters grading 0.88% V2O5
(3)
BMK 05-03 – 105.2 meters of 0.49% V2O5.
Compiled historic results are tabulated below:

From (m)	To (m)	Downhole Interval	Approx. true width	V (ppm)	V2O5 (ppm)	V2O5 (%)
Hole No. DDH BMK 05-01			Total depth 98.5m
0.0	22.9	22.9	79.2	1,395	2,491	0.25
22.9	62.5	39.6		1,693	3,023	0.3
62.5	98.5	36.0		4,623	7,610	0.76
0.0	98.5	98.5		2,563	4,575	0.46
Hole No. DDH BMK 05-02			Total depth: 105.0m
7.0	36.3	29.3	n/a	1,630	2,909	0.29
36.3	64.9	28.7		1,635	2,919	0.29
64.9	105.2	40.2		4,944	8,825	0.88
7.0	105.2	98.1		2990	5337	0.53
Hole No. DDH BMK 05-03			Total depth: 105.2m
4.0	25.3	21.3	n/a	1,501	2,680	0.27
25.3	69.2	43.9		2,771	4,952	0.5
69.2	130.5	62.3		2,761	4,929	0.49
25.3	130.5	105.2		2,766	4,938	0.49

These drill results are “historic” as defined by NI 43-101 and have not been independently verified. Truth widths are unknown except where indicated.

The host rocks carrying vanadium mineralization at both the Gibellini Project and Bisoni Project belong to the same Gibellini facies of the Woodruff Shale Formation.

There exist several highly prospective exploration targets in between and around the Gibellini and Bisoni McKay deposits (the two are 14 kilometers apart) along the northeast – southwest corridor such as the Big Sky prospect, the Middle Earth prospect and the North East prospect (from Gibellini Project) and BMK and BR zones (from the Bisoni Project) all with outcropping surface vanadium mineralization that could potentially ultimately lead to additional vanadium mineral discoveries.

Offtake and Project Financing

The Company has received unsolicited expressions of interest from various potential investment sources and is currently engaged in discussions with potential cornerstone investors, vanadium product off-takers on potential equity, debt and prepaid off-take financing possibilities. The Company expects to report material progress in due course.

Permitting

Integration with BLM 12-month 3355 Environmental Impact Statement Process

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

On July 14, 2020, the NOI to prepare the EIS was published in the Federal Register. The NOI formally commences the 12-month timeline to complete the National Environmental Policy Act review and EIS preparation by the BLM. The NEPA process is designed to help public officials complete permitting decisions that are protective of the environment and includes a public engagement process.

A news release dated July 16, 2020 from the BLM Mount Lewis Office stated the following: “If approved, this project would provide hundreds of jobs and will contribute to the nation’s domestic source of critical minerals,” said Doug Furtado, Battle Mountain District Manager. “The Gibellini mine would also be the first vanadium mine in the U.S. and, in accordance with Secretarial Order 3355, we anticipate having a record of decision in 12 months.

As there is currently no primary domestic production of vanadium, the United States is dependent on foreign sources of vanadium; this creates a strategic vulnerability for both the economy and military to adverse government action or other events that can disrupt the supply of this key mineral.”

During the year ended December 31, 2020, the Company incurred total costs of $2,435,857 (2019 -$4,956,939; 2018 - $2,727,759) for the Gibellini Project including for $897,085 (2019 - $3,200,773; 2018 - $1,509,587) for geological and engineering services, $1,190,607 (2019 - $1,470,007; 2018 - $831,023) for personnel, legal, general and administrative expenses and $348,165 (2019 -$286,158; 2018 - $387,149) for royalties, fees and taxes. Also, during the year ended December 31, 2020, the Company incurred total costs of $2,237,077 (2019 -$Nil; 2018 - $Nil) for the Bisoni claims and 16,489 (2019 - $Nil, 2018 - $Nil) for the Gibellini claims.

Mineral Reserve Estimates

There are no mineral reserves established at this time.

Planning Activities

The Company intends to spend the available funds based on annual budgets approved by the Board of Directors consistent with established internal control guidelines, and programs recommended in the 2018 Gibellini PEA. However, there may be circumstances where, for sound business reasons, a reallocation of the net proceeds may be necessary. The actual amount that the Company spends in connection with each of the intended uses of proceeds may vary significantly and will depend on a number of factors, including those referred to under “Risk Factors”.

The Company’s 2021 objectives are:

●
To continue with the permitting process in order to obtain necessary permits and authorizations prior to conducting Project-related activities to ensure compliance with all applicable regulatory requirements. Anticipated permits are presented in the following Table:

Required Permits and Regulatory Authorizations for Gibellini Project

Permits and Authorizations	Regulatory Agency
Plan of Operations/Record of Decision	Bureau of Land Management
Explosives Permit	U.S. Department of the Treasury, Bureau of Alcohol, Tobacco, and Firearms
Surface Disturbance Permit and Class II Air Quality Operating Permit	Nevada Department of Conservation and Natural Resources, Division of Environmental Protection, Bureau of Air Quality
Water Pollution Control Permit	Nevada Department of Conservation and Natural Resources, Division of Environmental Protection, Bureau of Mining Regulation and Reclamation
Mining Reclamation Permit	Nevada Department of Conservation and Natural Resources, Division of Environmental Protection, Bureau of Mining Regulation and Reclamation
Industrial Artificial Pond Permit	Nevada Department of Conservation and Natural Resources, Nevada Department of Wildlife (NDOW)
Class III Waiver Landfill Permit	Nevada Department of Conservation and Natural Resources, Division of Environmental Protection, Bureau of Solid Waste
General Discharge Permit (Stormwater)	Nevada Department of Conservation and Natural Resources, Division of Environmental Protection, Bureau of Water Pollution Control
Hazardous Materials Storage Permit	State of Nevada, Fire Marshall Division
Hazardous Waste Identification Number	United States Environmental Protection Agency
Septic Treatment PermitSewage Disposal System Permit	Nevada Department of Conservation and Natural Resources, Division of Environmental Protection, Bureau of Water Pollution Control
Potable Water System Permit	Nevada Department of Conservation and Natural Resources, Division of Environmental Protection, Bureau of Safe Drinking Water
Radioactive Materials License	Nevada Department of Health and Human Services, Nevada State Health Division, Radiological Health Section
Dam Safety Permit	State of Nevada Division of Water Resources
Local Permits
County Road Use and Maintenance Permit/Agreement	Eureka County Building Planning Department

a)
Continue to seek potential offtake or strategic investment partners.
b)
Further explore the Gibellini Project and evaluate prospects from the Bisoni Project.

NON-MATERIAL PROPERTIES

SUNAWAYO PROJECT, BOLIVIA

Project Location

Located in central Bolivia, the Company’s Sunawayo Project is contiguous with the Malku Khota project ("MK"). The Malku Khota deposit with a 350million-oz historic silver resource sits 200 meters south of the Sunawayo-MK border ("MK Border"). The Sunawayo Project features a 17km property extent which covers 59.5 square km of prospective area and includes an active 100 ton-per-day open-pit mining operation located 10km north of the MK Border.

In the Company’s first-pass reconnaissance, undertaken while possessing only limited site data, the Company’s geologists identified at least four high priority areas along the 11km lithological trend that hosts the Malku Khota deposit. These areas are called Caballo Uma, Pujiuni, Mine Area and MK Border.

The Sunawayo Project is patented land which the Company acquired through the Sunawayo SPA, whereas Malku Khota is unpatented land administered by COMIBOL. In January of 2020, the Company applied for a mining production contract with COMIBOL that would give it the rights to mine and explore Malku Khota. The application was received by COMIBOL and is currently under review. While the Company is engaging with COMIBOL to advance this process, the Company has not been provided with any timelines for any eventual approval.

The purchase of the Sunawayo Project included a fully permitted 100 ton-per-day open-pit mining operation that produces lead concentrate. The Sunawayo Project has a strike of 17 kilometers which covers 59.5 square kilometers of prospective area. The Sunawayo Project has ready access to water and power and is located 165 kilometers by road from Bolivia’s 5th largest city, Oruro.

The purchase of the Sunawayo Project included a fully permitted 100 ton-per-day open-pit mining operation that produces lead concentrate. The Sunawayo Project has a strike of 17 kilometers which covers 59.5 square kilometers of prospective area. The Sunawayo Project has ready access to water and power and is located 165 kilometers by road from Bolivia’s 5th largest city, Oruro.

History

Artisanal mining in the Sunawayo area is known been conducted dating back to Spanish Colonial times, pre-1800, reportedly mining for silver and gold mining and therefore mining activity has a several hundred year history in the region, though predominantly focused on the adjacent concessions to the southeast, known as the Malku Khota property, which is host to a historical polymetallic silver deposit reportedly containing up to 350Moz of silver. There are no records describing the historical exploration or prospecting work. Currently on the north portion of the property is a 100 tonne-per-day lead mining operation known as the Cerusita Mine operated by a private interest, that mines Pb-carbonate (cerrusite). No silver production has been reported from this operation.

Regional Geology

The Sunawayo Project is located in the Andean Cordillera of Bolivia, which has been characterized as a classic example of a convergent continental plate margin. The Andean Cordillera consists of three segments, northern, central, and southern Andes; each of these segments has some similarities but also have distinctly different Mesozoic and Cenozoic geologic histories. The Sunawayo Project is located in southwestern Bolivia, within the central portion of the Andes and near a major westward oroclinal bend in the cordillera. The central Andes in Bolivia consist of three distinct and contiguous provinces: the Cordillera Occidental, Altiplano, and the Cordillera Oriental, listed in order from west to east. These three provinces are crosscut by the Central Volcanic Zone which is the largest of the three active volcanic chains that comprise the Andean Cordillera. The Sunawayo Project lies within the Cordillera Oriental.

Project Geology

In the Sunawayo Project area, the Paleozoic rocks are unconformably overlain by the Jurassic Ravelo Formation, which consist of white, yellow and red, medium to coarse-grained sandstones that exhibit distinct Aeolian crossbedding structures and are locally intercalated with siltstones and conglomerate lenses. The Ravelo Formation is unconformably overlain by the middle Cretaceous Aroifilla and Chaunaca Formations which consist of sandstones, siltstones, mudstones, marls, and evaporates with a distinctly reddish color due to abundant iron oxides. The Aroifilla Formation unconformably overlies the Ravelo Formation, and consists of intercalated "red bed" siltstones, mudstones, and sandstones. Fractures are coated with iron oxides, and small rounded iron oxide and siderite nodules are common in the stratigraphic section immediately above the contact with the Ravelo Formation. The El Molino Formation unconformably overlies the Aroifilla Formation and is interpreted to be the core of a synclinal fold sequence on the property and is characterized by white beds of calcareous siltstones and limestones.

Deposit Descriptions

Sunawayo, Malku Khota, and Sedex Deposits

While there currently is no deposit that has been discovered on the Sunawayo Project it’s southeast boundary lies only 200m from a historic polymetallic silver deposit known as Malku Khota (containing a historic resource of 350-million-oz silver based on 42,704 meters of drilling between 2007 and 2010). Mapping and sampling completed by the company has confirmed that the district is situated within one very large hydrothermal system and is remarkably under-explored. Mapping has also confirmed that the geology of the Malku Khota lithological trend and host-sandstone units extend for another 8 km northwest into the Sunawayo Project without having received a single exploration drill hole.

The deposit model that has been invoked for Malku Khota is known as a sedimentary exhalative ("Sedex") style deposit. Sedex-style silver-lead-zinc deposits account for 50% of the world’s lead and zinc reserves and 30% of the world’s silver resources (2019 USGS Data). Large, regional scale Sedex systems can span hundreds of kilometers, forming large tonnage deposits. Examples are Glencore’s Mount Isa mine and Teck’s Red Dog mine.

Exploration

There are no records describing the historical exploration or prospecting work. The property is a grassroots project with no historical mapping or drilling. The Company commenced a geological mapping program in late-2020 focusing on lithological similarities and continuities with the Malku Khota deposit-hosting rocks to the southeast and how they relate to lithologies observed on the Sunawayo Project. The Company has confirmed that the host-stratigraphy for the Malku Khota deposit does extend for at least 8km northwest onto the Sunawayo Project.

Activities and Developments

No exploration has been conducted on the property prior to the Company’s acquiring rights to explore the Sunawayo Project in 2020.

2020

On September 28, 2020, the Company announced that all of the initial forty-eight chip and grab samples collected from surface outcrops and adits at the Sunawayo Project returned anomalous Ag-Pb assayed values. Ten of the assayed samples contain either over 100g/t silver or 10% lead or both. The results vastly exceeded the Company’s expectations and are an early indication of the potential for multiple mineral discoveries at the Sunawayo Project.

In the Company’s first-pass reconnaissance, undertaken while possessing only limited site data, the Company’s geologists identified at least four high priority areas along the 11km lithological trend that hosts the Malku Khota deposit. These areas are called Caballo Uma, Pujiuni, Mine Area and MK Border.

On January 21, 2021 the Company announced that a 2,300 meter drilling program had commenced at its Sunawayo Project. Since that time the Company has collected over 900 samples along an 8 km strike length. Over 86% of those samples returned silver assay results grading from 1 g/t to 458 g/t. A total of 15 drillholes have been planned over a span of 3km to test potential mineralized structures at the Caballo Uma and Pujiuni targets at the Sunawayo Project. The Company completed the drill first hole while continuing its mapping and sampling program at the Sunawayo Project, which spans 17km totaling an area of 59.5 km2.

Caballo Uma (28 samples; 1.6km by 1.0 km)

Caballo Uma is located approximately 7km south of Mine Area and 5 km northwest of MK Border. There are numerous adits at Caballo Uma, with samples returning high grade silver values over a span of 1.6 km in a southeast-northwest trend. Company geologists observed mineralization associated with extensive, multiple east-west trending vein systems, stockworks, and hydrothermal breccias. Results from Caballo Uma are tabulated below:

Sample ID	Area	Type	Ag (g/t)	Pb %	Zn %	AgEq (g/t)
93323	Caballo Uma	CHIP	397	2.63	0.67	475
93329	Caballo Uma	CHIP	293	4.26	2.04	448
93327	Caballo Uma	GRAB	289	1.92	0.44	344
93324	Caballo Uma	GRAB	288	0.27	0.01	294
93303	Caballo Uma	CHIP	169	12.55	0.26	452
93321	Caballo Uma	GRAB	158	20.00	0.01	597
93322	Caballo Uma	GRAB	79	1.14	0.18	110
93328	Caballo Uma	GRAB	77	0.61	0.24	97
93302	Caballo Uma	CHIP	59	3.02	0.03	126
93325	Caballo Uma	GRAB	48	0.07	0.44	63
93330	Caballo Uma	GRAB	48	10.05	2.35	339
93305	Caballo Uma	CHIP	28	4.08	0.02	118
93319	Caballo Uma	CHIP	23	1.73	0.03	62
93320	Caballo Uma	GRAB	22	1.40	0.02	53
93301	Caballo Uma	CHIP	14	3.94	0.01	101
93306	Caballo Uma	CHIP	12	1.43	0.01	44
93316	Caballo Uma	GRAB	9	2.81	0.61	89
93326	Caballo Uma	CHIP	9	0.02	0.03	10
93314	Caballo Uma	CHIP	8	2.79	0.45	83
93317	Caballo Uma	CHIP	7	0.59	0.01	20
93313	Caballo Uma	CHIP	6	1.62	0.41	54
93307	Caballo Uma	GRAB	5	3.43	0.01	81
93304	Caballo Uma	GRAB	5	0.33	0.00	12
93315	Caballo Uma	CHIP	3	0.50	0.03	15
93318	Caballo Uma	CHIP	3	0.36	0.10	14
93308	Caballo Uma	GRAB	2	0.87	0.08	23
93311	Caballo Uma	GRAB	0	5.36	2.70	199
93312	Caballo Uma	GRAB	0	0.20	2.24	72

Pujiuni (11 samples; 1.0 km by 0.5 km)

Pujiuni is 3.5 km south of Mine Area and 8.5km northwest of MK Border. It has several artisanal workings; some possibly dating back to Spanish-era 1800’s. The Pujiuni area is known locally to carry high grade silver minerals. One hydrothermal breccia returned the highest silver assay at 477 g/t silver, and over 20% lead. Mineralization is disseminated in sandstones or as stockwork veins in hydrothermal breccias. These features have also been observed in the Malku Khota deposit. Pujiuni results are tabulated below:

Sample ID	Area	Type	Ag (g/t)	Pb %	Zn %	AgEq (g/t)
93337	Pijiuni	CHIP	477	>20	0.02	916
93334	Pijiuni	CHIP	37	4.28	0.03	132
93336	Pijiuni	CHIP	35	0.59	0.13	52
93338	Pijiuni	CHIP	22	0.63	0.16	41
93335	Pijiuni	GRAB	20	0.37	0.01	28
93339	Pijiuni	GRAB	15	0.32	0.25	29
93332	Pijiuni	CHIP	13	1.88	0.07	56
93342	Pijiuni	CHIP	12	0.96	0.02	34
93341	Pijiuni	CHIP	11	0.40	0.02	20
93331	Pijiuni	CHIP	9	1.11	0.11	37
93333	Pijiuni	CHIP	8	0.26	0.04	15

Mine Area (7 samples; 2.0km by 0.5km)

The current 100 tonne-per-day mining operation is known as Mine Area and is located 10km from the MK Border. The area features a 180m by 70m small pit at 30 meters depth, and several surrounding quarries. The mined materials are fed first to a crusher, and then to a gravimetric concentrator. The lead concentrate is produced and exported. A single mine-feed sample taken from the crusher assayed 223 g/t silver and over 20% lead. Below the pit there are underground workings for silver mineral extraction. The Company plans to maintain the status quo for the mining operation but possibly expand it in latter part of 2021 after evaluation. The priority for the Company is to explore the property-wide mineral potential of the Sunawayo Project. Samples from Mine Area are shown below:

Sample ID	Area	Type	Ag (g/t)	Pb %	Zn %	AgEq (g/t)
93344	Mine Area	GRAB	6	1.56	0.61	58
93343	Mine Area	GRAB	4	0.24	0.02	10
93347	Mine Area	GRAB	3	>20	0.01	442
93345	Mine Area	GRAB	2	1.84	0.03	43
93346	Mine Area	GRAB	1	14.20	0.25	320
93349	Mine Area	CHIP	1	2.85	0.01	64
93348	Mine Area	GRAB	0	1.83	0.66	60

MK Border (2 samples, border length 3km)

Just two samples were taken from sandstones at road cuts at the 3km-long MK Border. Both samples showed the presence of silver as shown below:

Sample ID	Area	Type	Ag (g/t)	Pb %	Zn %	AgEq (g/t)
93310	MK Border	GRAB	8	0.05	0.17	14
93309	MK Border	GRAB	8	0.01	0.10	11

48 chip and grab samples, range in length from 1 to 4 meters (2.4-meter average).

Silver equivalent calculation uses a silver price of $25.00/oz, a zinc price of $1.10/lb., a lead price of $0.80/lb. (all USD), and assumes a 100% metallurgical recovery. Silver equivalent values can be calculated using the following formula: AgEq = Ag g/t + (Zn % x 30.1644 ) + (Pb % x 21.9377). Samples indicating >20% Pb are calculated using 20% Pb.

The Company further announced that due to the daily COVID-19 infection count below 500 in Bolivia, the Company commenced mobilizing to start geological and structural mapping to ascertain the primary controls and trends for mineralization at the Sunawayo Project. This work will lay the foundation for defining drill targets by year’s end.

2021

The Company commenced the maiden drilling program for the Sunawayo Project in January 2021. The first 2 drillhole results were received in February 2021, and announced on February 24, 2021. The first drill hole intercepted 137 meters of mineralization grading 36 g/t silver, starting from 0 meters-depth. The second drill hole intercepted 31 meters of mineralization grading 44 g/t silver, 0.39% lead, and 0.48% zinc from 1 meter-depth. Both SWD001 and SWD002 (240 meters to the southeast of the former) feature near-uniform silver assays throughout the reported intervals. Composited results for SWD001 and SWD002 are tabulated below:

Hole ID	From	To	Length (m)	Ag (g/t)	Pb %	Zn %	AgEq* (g/t)
SWD001	0.0	137.0	137.0	36	0.12	0.02	39
SWD002	1.0	32.0	31.0	44	0.39	0.48	67
incl…	21.0	30.0	9.0	48	0.73	1.57	112

Reported widths are intercepted core lengths and not true widths, as relationships with intercepted structures and contacts vary. Based on core-angle measurements, true widths range from 80% to 85% of reported core length. (*)Silver equivalent calculation uses a silver price of $25.00/oz, a zinc price of $1.10/lb., and a lead price of $0.80/lb. (all USD) and assumes a 100% metallurgical recovery. Silver equivalent values can be calculated using the following formula: AgEq = Ag g/t + (Zn % x 30.1644 ) + (Pb % x 21.9377).

These 2 holes were the first results from 15 planned drillholes.

During the year ended December 31, 2020, the Company incurred total costs of $513,088 (2019 -$Nil; 2018 - $Nil) for the Sunawayo Project including for $116,152 (2019 - $Nil; 2018 - $Nil) for geological and engineering services and $396,936 of acquisition cost.

The Company’s 2021 objectives with respect to the Sunawayo Project are:

●
Commence maiden drilling program on property;
●
Complete due diligence evaluation by March 2021;
●
Complete induced polarization (geophysics) south portion of property;
●
Continue geological and structural mapping;
●
Evaluate field data for additional target generation; and
●
Commence 2nd drill campaign on property testing targets generated from field work.

TRIUNFO PROJECT, BOLIVIA

Project Location

The Triunfo Project area covers approximately 256 hectares located in the La Paz Department. The Triunfo Project is located about 35 kilometers east of the Bolivian capital of La Paz at an elevation of approximately 4,500 meters. Access is gained by a well-maintained gravel road from La Paz. We have completed construction of a 2.5-kilometer road to the property. The project hosts a large mineralized area extending for at least 800 meters in length and up to 200 meters in width. Mineralization occurs as a stockwork zone of veining within a sequence of Paleozoic shales, siltstones and quartzites. Within the mineralized zone, surface sampling has returned elevated values of gold, silver, lead and zinc.

History

In mid-2007 Solitario Resources completed three core holes totaling 679 meters. All three holes intersected significant widths of low-grade polymetallic mineralization. Drill hole T-1 intersected 94.2 meters grading 0.65% lead, 0.39% zinc, 21.8 gpt silver and 0.39 gpt gold. The results of these three holes were highly encouraging, but Solitario Resources were monitoring the political situation in Bolivia before committing to a second round of drilling. Artisanal mining by locals has been ongoing in the area for decades however no historical records are available on the property.

Summary of Geological Setting and Mineralization Regional Geology

The regional geological setting is characterized by a prevalence of late-Ordovician to mid-Devonian rocks, with mid-Devonian supracrustal rocks overlaying metamorphic Ordovician basement rocks that have undergone northeast-southwest regional transpressional stress leading to isoclinal folding throughout the region. The project lies within the Bolivian altiplano of the Central Andes, in the Pre- Andean Cordillera, in the Sud Yungas Province, Department of La Paz.

Project Geology

The Triunfo Project is comprised of predominantly Silurian rocks of the Llallagua and Uncia Formations, which consist predominantly of fine-grained metasedimentary rocks, principally as black shales interbedded with quartzites. The property is characterized by tight isoclinal folds manifest as anticlinal sequences whose axes trend roughly west-northwest. This folding appears to have resulted in providing controlling structures for observed mineralization on the property.

Deposit Descriptions

Mineralization

The mineralization is characterized by pyrite, arsenopyrite, galena, and sphalerite and carries gold, silver, and zinc and lead in various proportions.

Mineralization outcrops at the surface and continues for at least 750 meters in three discrete blocks, known as A, B, and C. The mineralized blocks have widths varying from 20m to 150m and are locally displaced for several meters by north-east trending faults.

In the past decade, some artisanal mining has been developed where gold mineralization has been identified. Those areas have been principally mined for gold. They demonstrate a continuity of mineralization along the strike and to modest depths.

The Triunfo Project mineralization can be described polymetallic vein-style mineralization hosted in metasediments or possibly Saddle Reef-style mineralization occurring through the Silurian and Devonian periods. The metasediments were intruded by nearby plutonic batholiths which are likely related to the mineralizing event. This style of mineralization is well documented in Bolivia. Examples include Cerro Rico and Porco, located in and around Potosi.

The mineralization is characterized by multiple veins (up to 1.0m wide) and veinlets. They are emplaced along fractures and faults that have developed on the flanks of an east-west trending anticlinal-synclinal sequence. Mineralization is also noted to occur in the sedimentary planes between slate layers. The slate layers can manifest as stockwork-style mineralization which tends to be elongated parallel to the anticlinal axis.

(*) Gold equivalent calculation uses a gold price of $1,795, a zinc price of $0.93, a lead price of $0.80, and a silver price of $18.30, and assumes a 100% metallurgical recovery. Gold equivalent values can be calculated using the following formula: AuEq = Au g/t + (Ag g/t x 0.2243) + (Zn % x 1.385) + (Pb % x 0.3055).

Historic Exploration

Exploration was conducted in 2005–07 by Solitario Resources, which made 3 drill holes, all of which intercepted mineralization. Historical hole TR-001 returned 94.2 meters grading 0.39 g/t Au, 21.8 g/t Ag, 0.65%Pb, 0.39%Zn, , (0.95 g/t AuEq*), according to Solitario Resources SEC Form 10-K filings. Only 20% of the property was explored by Solitario. Highlights from this historic drill campaign are tabulated below:

Hole ID	From	To	Length (m)	Au (g/t)	Ag (g/t)	Zn %	Pb %	AuEq* (g/t)
TR001	53.8	148.0	94.3	0.40	21.80	0.39	0.65	0.96
TR002	10.7	91.8	81.1	0.28	24.57	0.58	0.70	0.95
TR003	89.6	147.1	57.5	0.25	24.88	0.53	0.77	0.93

Activities and Developments

2020

Mineral rights for the Triunfo Project were acquired by the Company in 2020 and marks the first year since 2007 that any exploration has been conducted on the property. Two work programs were completed during the year. The first program consisted of a reconnaissance sampling program that was conducted as part of the initial evaluation of the property. The second program was 5-hole diamond drilling campaign that was completed in the Fall of 2020. The nature and results of this work is described below in order of timing of completion.

Reconnaissance Sampling

On August 19, 2020, the Company announced that it had received its first chip sampling results. A total of 103 chip samples were collected from outcrops at surface and from underground adits and tunnels accessing the main east-west mineralized trend. The width of the samples varies from 1.0 to 5.3m, exhibiting an average width of 2.5m. These results confirm that the Triunfo Project exhibits near-surface Au-Ag-Pb-Zn mineralization where gold and silver account for a majority of the value.

Sampling was conducted on two priority areas, known as Block A and Block B. These 2 contiguous blocks, located at the western portion of the property, span a total strike length of 750m at various widths from 20 to 100 m. Artisanal mining has been developed along predominantly east-west mineralized trends in the area (please refer to Company’s news release dated July 13th, 2020). The sampling returned significant results from both Blocks. The table below shows the assay results, equal to and over 1.0 g/t Au Equivalent which represent over 36% of the samples (37 / 103).

ID	BLOCK	TYPE	WIDTH (m)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Au Equiv (g/t)	Ag Equiv (g/t)
46506	A	chip channel	3.90	2.22	113.00	3.46	0.12	8.30	813.94
46505	A	chip channel	2.00	3.70	29.30	1.34	0.06	8.22	805.86
46504	A	chip channel	2.10	0.89	68.70	2.52	1.82	5.58	547.21
46503	A	chip channel	2.20	1.27	64.00	1.93	0.13	4.74	465.03
46502	A	chip channel	3.80	0.62	55.20	2.34	1.08	4.23	414.86
46501	A	chip channel	2.30	0.21	75.10	2.61	1.29	4.14	406.07
46299	A	chip channel	2.80	1.86	24.60	0.00	0.02	3.93	385.39
46298	A	chip channel	2.30	0.59	35.40	1.42	1.76	3.73	365.50
46297	A	chip channel	2.00	1.56	39.50	0.00	0.01	3.65	357.77
46296	A	chip channel	2.40	0.69	95.80	0.00	0.01	3.10	303.82
46295	A	chip channel	2.10	1.55	5.50	0.00	0.00	2.98	292.64
46294	A	chip channel	3.00	0.19	45.70	2.88	0.14	2.94	288.56
46293	A	chip channel	1.30	1.29	15.10	0.34	0.03	2.89	283.91
46292	A	chip channel	2.60	0.70	75.40	0.00	0.04	2.75	269.70

ID	BLOCK	TYPE	WIDTH (m)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Au Equiv (g/t)	Ag Equiv (g/t)
46291	A	chip channel	2.00	0.29	42.00	1.88	0.45	2.70	264.59
46290	A	chip channel	2.00	0.33	46.60	1.76	0.10	2.56	250.73
46289	A	chip channel	1.00	0.82	30.80	0.54	0.02	2.42	237.84
46288	A	chip channel	1.70	0.04	20.00	0.53	2.23	2.22	217.89
46287	A	chip channel	1.00	0.70	30.00	0.35	0.11	2.14	209.93
46286	A	chip channel	3.40	1.00	14.20	0.00	0.00	2.13	208.64
46285	A	chip channel	3.00	1.08	5.40	0.00	0.00	2.11	206.82
46284	A	chip channel	2.00	0.43	25.20	1.02	0.37	2.10	205.63
46283	A	chip channel	2.20	0.92	5.90	0.00	0.00	1.82	178.46
46282	A	chip channel	1.30	0.94	1.90	0.00	0.00	1.78	174.77
46281	A	chip channel	1.50	0.49	42.10	0.00	0.01	1.71	167.73
46279	A	chip channel	2.40	0.76	13.70	0.00	0.00	1.67	164.16
46278	B	chip channel	2.00	0.33	17.00	0.59	0.41	1.54	151.10
46277	B	chip channel	2.10	0.55	26.40	0.00	0.00	1.52	149.28
46276	B	chip channel	2.00	0.29	15.50	0.54	0.23	1.29	126.13
46275	B	chip channel	2.00	0.47	6.20	0.25	0.23	1.28	125.73
46274	B	chip channel	4.00	0.63	1.50	0.00	0.00	1.20	117.52
46273	B	chip channel	2.30	0.59	3.70	0.00	0.00	1.17	114.48
46272	B	chip channel	2.90	0.55	4.10	0.00	0.01	1.11	108.53
46271	B	chip channel	2.00	0.23	10.70	0.30	0.36	1.04	101.91
46270	B	chip channel	2.40	0.43	9.00	0.02	0.02	0.99	96.87
46269	B	chip channel	2.50	0.05	22.70	0.25	0.46	0.97	94.82

Denser sets of veins and veinlets hosted by shales and quartzites appear to correlate with higher grades. The strike lengths of these mineralized trends have been recognized as continuing along several hundreds of meters at surface.

(*) Gold equivalent calculation uses a gold price of $1,795, a zinc price of $0.93, a lead price of $0.80, and a silver price of $18.30 (all USD), and assumes a 100% metallurgical recovery. Gold equivalent values can be calculated using the following formula: AuEq = Au g/t + (Ag g/t x 0.0102) + (Zn % x 0.3551) + (Pb % x 0.3055).

The mineralization is characterized by multiple veins (up to 1.0m wide) and veinlets. They are emplaced along fractures and faults that have developed on the flanks of an east-west trending anticlinal-synclinal sequence. Mineralization is also noted to occur in the sedimentary planes between slate layers. The slate layers can manifest as stockwork-style mineralization which tends to be elongated parallel to the anticlinal axis.

Diamond Drilling

A 5-hole diamond drilling program at the Triunfo Project was commenced in late-August of 2020. A total of 1,017 meters was drilled and the Company reported results for this program on November 25th, 2020. Highlights from this drilling includes:

Hole ID	From	To	Length (m)	Au (g/t)	Ag (g/t)	Zn %	Pb %	AuEq* (g/t)
TR006	40.0	76.0	36.0	0.49	15.46	0.54	0.44	0.97
including…	58.0	72.0	14.0	0.48	20.23	0.76	0.66	1.16
TR007	13.0	111.9	98.9	0.37	22.71	0.74	0.58	1.04
including…	63.0	111.9	48.9	0.42	35.49	1.17	0.83	1.45
TR008	6.8	84.0	77.3	0.31	17.65	0.57	0.53	0.85
including…	45.0	51.4	6.4	1.60	56.49	1.66	0.94	3.05

Reported widths are intercepted core lengths and not true widths, as relationships with intercepted structures and contacts vary. Based on core-angle measurements, true widths range between 54-65% of reported core length.

(*) Gold equivalent calculation uses a gold price of $1,795, a zinc price of $0.93, a lead price of $0.80, and a silver price of $18.30 (all USD), and assumes a 100% metallurgical recovery. Gold equivalent values can be calculated using the following formula: AuEq = Au g/t + (Ag g/t x 0.0102) + (Zn % x 0.3551) + (Pb % x 0.3055).

Mineralization is hosted in altered black shales exhibiting hydrothermal sheeted quartz-carbonate vein sets that are concentrated along the axes of regional anticlinal fold structures.

Detailed Assay results are detailed in the table below:

Hole ID	From	To	Length (m)	Au (g/t)	Ag (g/t)	Zn %	Pb %	AuEq* (g/t)
TR004	14.0	15.0	1.0	0.24	18.85	0.21	0.65	0.70
	17.0	18.0	1.0	0.74	2.21	0.03	0.04	0.78
	71.0	74.0	3.0	1.11	5.01	0.00	0.00	1.16
TR005	61.0	62.0	1.0	0.59	8.00	0.00	0.01	0.67
	122.0	124.0	2.0	0.50	2.29	0.01	0.02	0.53
TR006	5.0	6.0	1.0	0.73	3.19	0.10	0.13	0.84
	20.0	21.0	1.0	0.15	11.10	0.35	0.29	0.48
	40.0	76.0	36.0	0.49	15.46	0.54	0.44	0.97
including…	58.0	72.0	14.0	0.48	20.23	0.76	0.66	1.16
TR006	94.5	101.5	7.0	0.56	23.21	0.82	0.56	1.26
	106.5	107.4	0.8	0.32	12.70	0.25	0.01	0.54
	120.0	121.0	1.0	0.07	15.90	0.50	0.67	0.62
	142.8	143.3	0.5	0.60	0.43	0.00	0.00	0.61
	190.0	191.3	1.3	0.72	89.58	2.07	0.16	2.42
TR007	13.0	111.9	98.9	0.37	22.71	0.74	0.58	1.04
including…	63.0	111.9	48.9	0.42	35.49	1.17	0.83	1.45
TR007	118.5	119.5	1.0	0.03	4.55	0.17	0.53	0.30
	121.5	122.5	1.0	0.30	3.69	0.07	0.46	0.50
	125.5	126.3	0.8	0.56	3.18	0.09	0.03	0.63
	179.0	181.0	2.0	1.05	1.38	0.01	0.01	1.07
	185.6	186.2	0.6	0.44	5.69	0.02	0.01	0.51
	196.0	197.0	1.0	0.74	1.46	0.00	0.00	0.76
TR008	6.8	84.0	77.3	0.31	17.65	0.57	0.53	0.85
including…	45.0	51.4	6.4	1.60	56.49	1.66	0.94	3.05
TR008	138.1	139.1	1.0	0.71	0.90	0.01	0.00	0.72
	149.0	151.0	2.0	0.10	22.73	0.78	0.03	0.61
	156.0	157.0	1.0	0.74	1.33	0.02	0.01	0.76
	183.0	183.6	0.6	1.65	2.62	0.02	0.01	1.69
	231.6	232.6	1.0	0.41	4.50	0.00	0.00	0.46
	247.5	250.0	2.5	1.64	35.99	0.00	0.00	2.01
	257.0	258.0	1.0	0.78	2.15	0.00	0.00	0.80

Reported widths are intercepted core lengths and not true widths, as relationships with intercepted structures and contacts vary. Based on core-angle measurements, true widths range between 54-65% of reported core length.

The Company plans district geological mapping and geophysics such as induced polarization (IP) in the following year.

During the year ended December 31, 2020, the Company incurred total costs of $463,665 (2019 -$Nil; 2018 - $Nil) for the Triunfo Project including for $327,989 (2019 - $Nil; 2018 - $Nil) for geological and engineering services, and $135,676 (2019 -$Nil; 2018 - $Nil) of acquisition cost.

The Company’s 2021 Triunfo objectives are:

●
Conduct geological and structural mapping over the property;
●
Complete induced polarization (geophysics) survey over the property;
●
Generate drilling targets from ground work; and
●
Test targets with diamond drilling program.

MINAGO PROJECT, MANITOBA, CANADA

Project Location

The Minago Project spans over 197 km2 and is in the province of Manitoba, Canada, situated approximately 480km north of Winnipeg and 225km southwest of Thompson. The Minago Project site is close to existing infrastructure, including Manitoba Provincial Highway 6, a 230 kV high voltage transmission line that runs directly beside Highway 6, both of which transect the property. The Property may be served by the Hudson Bay Railway Company (HBR), with rail lines accessible from Ponton, Manitoba, approximately 65 km north of the Minago Project.

The Minago Project resides in the southern part of the TNB. It is recognized as the fifth largest nickel-bearing geological belt in the world with over 5 billion pounds of nickel production since 1958.

History

Geophysical Reservation 34 (GR 34), covering an area of 19.2 by 38.4 km, was granted to Amax Potash Ltd. (Amax) on November 1, 1966 for a period of two years, extended to April 30, 1969 in 1968. In March of 1969, Amax converted the most favourable prospective area of GR 34 to 844 contiguous claims and in April of 1969 an additional 18 claims were staked.

In 1973, the claims covering ground deemed to have the most potential for economically viable nickel mineralization were taken to lease status as Explored Area Lease 3 (North Block) and Explored Area Lease 4 (South Block). A subsequent agreement, dated December 12, 1973, granted Granges Exploration Aktiebolag (Granges) an option on the Explored Area Leases.

● On May 18, 1989, Black Hawk Mining Inc. (Black Hawk) purchased the Amax interest in the Explored Area Leases and on August 2, 1989 purchased the Granges interest and Net Smelter Return (NSR) royalty in the Explored Area Leases.

● On April 1, 1992, Explored Area Lease 3 and Explored Area Lease 4 were converted to Mineral Lease 002 and Mineral Lease 003 respectively.

● On March 18, 1994, a portion of Mineral Lease 002 was converted to mineral claims KON 1, KON 2, and KON 3.

● On March 18, 1994, a portion of Mineral Lease 003 was converted to mineral claim KON 4.

● On November 3, 1999, Nuinsco Resources Limited (Nuinsco) purchased the Black Hawk interest, subject to a graduated NSR royalty based on nickel prices.

●
On February 1, 2007, Victory Nickel was formed through an arrangement with Nuinsco and was assigned the Minago Property along with several others.

●
In October 2008, Victory Nickel acquired Independent Nickel Inc. which owned a royalty on the Minago Property.

●
In February 2021, the Company successfully completed a transaction for the acquisition for 100% interest in the Minago Property.

Historic exploration on the property includes:

●
AMAX EXPLORATION WORK – 1966 TO 1972: Amax conducted a regional scale exploration program on the southern extension of the Thompson Nickel Belt.

●
GRANGES EXPLORATION WORK – 1973 TO 1976 Granges focused their efforts on the Minago nickel deposit conducting resource estimates, mining, metallurgical, and milling studies. The work concluded that the Minago nickel deposit was sufficiently confirmed and that further delineation and exploration should be conducted from underground workings.

●
BLACK HAWK EXPLORATION WORK – 1989 TO 1991 Black Hawk conducted a deep penetrating ground electromagnetic survey, resource estimates, mining, metallurgical, and milling studies. A helicopter borne electromagnetic and magnetic survey covering the Property was obtained from Falconbridge Limited and interpreted.

●
NUINSCO WORK – JUNE 2006 In June 2006 Nuinsco, requested an independent review of the geology, exploration history, historical resource estimates, resource estimates, and the potential for discovery of additional nickel mineralization. A report summarized the results of exploration conducted during the period from 1966 to 1991 and the work conducted by Nuinsco from 2004 to October 31, 2006.

●
VICTORY NICKEL – 2007 TO 2020 Nuinsco spun out its subsidiary, Victory Nickel as a dedicated platform for the Minago Project. Victory Nickel completed a Feasibility Study in 2009 and an Environmental Impact Study in 2010 and secured permits in April of 2011 from the Manitoba Provincial Government for a 10,000 tpd open-pit mining operation. In 2011 and 2012, Victory Nickel completed over 6,000 meters of drilling on a mineralized extension to the north of the Nose deposit called the North Limb. In January of 2020, Victory Nickel completed two diamond drillholes on the property. No results are reported as work is incomplete due to restrictions caused by lockdowns in the COVID-19 pandemic.

Regional Geology

The regional geology comprises the eastern edge of the Phanerozoic sediments of the Western Canada Sedimentary Basin. The basin unconformably overlies Precambrian crystalline basement rocks, including the Thompson Nickel Belt. The basin tapers from a maximum thickness of about 6,000 m in Alberta to zero at the north and east, where it is bound by the Canadian Shield. The Property is located near the northeast corner of the basin, where it comprises approximately 53 m of Ordovician dolomitic limestone underlain by approximately 7.5 m of Ordovician sandstone.

The Precambrian basement rocks of the Thompson Nickel Belt form a northeast southwest trending 10 to 35 km wide belt of variably reworked Archean age basement gneisses and Early Proterozoic age cover rocks along the northwest margin of the Superior Province. Lithotectonically, the Thompson Nickel Belt is part of the Churchill Superior boundary zone.

The Archean age rocks to the southeast of the Thompson Nickel Belt include low to medium grade metamorphosed granite greenstone, and gneiss terranes and the high grade metamorphosed Pikwitonei Granulite Belt. The Pikwitonei Granulite Belt is interpreted to represent exposed portions of deeper level equivalents of the low to medium grade metamorphosed granite greenstone and gneiss terranes. The Superior Province Archean age rocks are cut by mafic to ultramafic dikes of the Molson swarm dated at 1883 mega annum (Ma). Dikes of the Molson swarm occur in the Thompson Nickel Belt, but not to the northwest in the Kisseynew domain. The early Proterozoic rocks to the northwest of the Thompson Nickel Belt comprise the Kisseynew domain that is interpreted to represent the metamorphosed remnants of a back arc or inter arc basin.

The variably reworked Archean age basement gneisses constitute the dominant portion (volumetrically) of the Thompson Nickel Belt. The Early Proterozoic rocks that occur along the western margin of the Thompson Nickel Belt are a geologically distinguishable stratigraphic sequence of rocks known as the Opswagan Group.

Local Geology

There is no outcrop on the Property. Bedrock geology is interpreted from geophysical data, diamond drill hole core, and regional structural and isopach trends. The surface cover typically comprises 1.0 to 2.1 m of muskeg and peat that is underlain by 1.5 to 10.7 m of impermeable compacted glacial lacustrine clays. The clays are dark brown to grey and carbonate rich.

Underlying the surficial cover are flat lying Ordovician dolomite and sandstone. The dolomite is fine grained, massive to stratified and varies in colour from creamy white to tan brown to bluish grey. Dolomite thicknesses range from 42 to 62 m with the thickness increasing southward. The upper 24 m of the formation is stratified with horizontal clay/organic beds 1 to 5 mm in thickness, spaced at intervals ranging from millimeters to one meter. A stratified zone of dolomite breccia and microfracturing characterized by dolomite clasts in a carbonate clay matrix and varying in thickness from 0.3 to 3.0 m is located 15 m to 21 m below the surface of the formation. Scattered throughout the dolomite are occasional soft clay seams ranging from 1 to 2 centimeters (cm) in thickness. The seams may contain dolomite fragments and sand grains and vary in orientation from semi-horizontal to semi-vertical.

The Ordovician sandstone of the Winnipeg Formation occurs stratigraphically below the dolomite approximately 46 to 73 m below surface. The sandstone ranges in thickness from 5.1 to 15.9 m. Cohesiveness varies from consolidated and carbonate cemented to semi-consolidated, friable and clay/silt rich to unconsolidated sand. Clay/silt rich zones are brown grey in colour while white zones are carbonate cemented.

The Precambrian basement comprises a variety of lithologies briefly described and listed below, in decreasing order of abundance.

1.
Granitic rocks include granite, granitic gneiss (foliated granite) and pegmatite sills and dikes. Typically grey to pink, the granitic rocks range from almost white to almost red in colour. Grain size ranges from fine to coarse with medium to coarse grain size predominating. Textures vary from massive to strongly foliated. The granitic rocks are mostly potassium (K) feldspar rich, may contain up to 15% biotite and appear to intrude all other rock types.

2.
The fine to coarse grained ultramafic rocks that host the nickel deposit include serpentinized dunite, peridotite (harzburgite, lherzolite, wehrlite) and pyroxenite (orthopyroxenite, websterite, clinopyroxenite). The ultramafic rocks dip vertical to near vertical with individual bodies having strike lengths up to 1,525 m and widths up to 457.2 m. Serpentinization varies from intense to weak and appears to decrease with depth, most markedly a change is observed at approximately 400 m below surface. Zoned contact alteration on a centimeter to meter scale occurs adjacent to granite and some fractures. From most intense (adjacent to granite or fracture) to least intense (furthest from granite or fracture) the alteration typically comprises biotite/phlogopite-chlorite-tremolite.

3.
Metavolcanic rocks, interpreted to be Bah Lake Formation, include chloritebiotite schist and amphibolite. Amphibolite is dark green to black, fine to medium grained, foliated and lineated.

4.
Metasedimentary rocks, interpreted to be Pipe Formation, comprise sillimanite paragneiss, siliceous sediments, skarn, iron formation, graphitic sediments, semi pelite and calc silicate. Distinctive minerals include graphite, sillimanite, garnet, diopside, carbonate, muscovite and very fine grain quartz. Sulphide facies iron formation comprises semi-massive to massive pyrite and pyrrhotite, sometimes nodular, and associated with detrital metasediments often containing siliceous fragments and includes sulphide breccia in zones of cataclastic deformation.

5.
Molson dikes and sills that are olivene rich. The Precambrian lithologies have undergone complex multiphase ductile and brittle deformation. Interpretations of magnetic data suggest that the ultramafic rocks containing the Minago deposit have undergone dextral strike slip fault movement which resulted in a large Z shaped drag fold and that the deposit flanks the axial plane of an eastern limb. Vertical longitudinals of the mineralized zones indicate that the folded limb plunges steeply towards the southeast.

The Ospawagan Group hosts the nickel deposits of the Thompson Nickel Belt. Within the Ospawagan Group almost all of the nickel deposits of the Thompson Nickel Belt are found within lower Pipe Formation.

Deposit Description

The Minago Property is part of the southern extension of the TNB, which constitutes part of the larger Circum- Superior Boundary Zone (CSBZ), where the TNB component of the CSBZ extends from approximately 50 km northeast of Thompson to approximately 125 km southwest of Thompson, from where it is covered by Paleozoic carbonate platform rocks. Beneath the Paleozoic platform, the geophysical expression of the TNB continues approximately 275 km southward towards the Saskatchewan border, where the Circum-Superior Boundary Zone is interpreted to continue into North Dakota to a depth of 500 to 2000 m beneath Paleozoic and Mesozoic rocks. The Minago deposit occurs under the Paleozoic cover rocks and is expressed in magnetometer surveys that have been completed in the area. The formation of the TNB-style mineralization has been attributed to pre-existing komatitte-associated nickel deposits that have undergone later deformation resulting in remobilization of nickel sulphide into structural traps within fold structures. Komatiite-associated Ni sulphide deposits, such as those in the TNB, are part of a continuum of lithotectonic associations in the family of magmatic Ni-Cu-(PGE) deposits.

Activities and Developments

As the Company completed the acquisition of the Minago property in February 2021, there has been no activities or developments on the property by Silver Elephant mining at time of writing.

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

On October 16, 2018, the Company executed a lease agreement (the "Lease") with the Mongolian Lessee whereby the Mongolian Lessee plans to perform mining operations at Ulaan Ovoo Property and will pay the Company US$2.00 for every tonne of coal shipped from the Ulaan Ovoo Property’s site premises (the "Production Royalty"). The Mongolian Lessee paid the Company US$100,000 in cash, as a non-refundable advance royalty payment and is preparing, at its own and sole expense, to restart and operate the Ulaan Ovoo Property with its own equipment, supplies, housing and crew. The Mongolian Lessee will pay all government taxes and royalties related to its proposed mining operation. The Lease is valid for 3 years with an annual advance royalty payment ("ARP") for the first year of US$100,000 which was due and paid upon signing, and US$150,000 and US$200,000 due on the 1st and 2nd anniversary of the Lease, respectively. The ARP can be credited towards the Production Royalty payments to be made to the Company as the Mongolian Lessee starts to sell Ulaan Ovoo coal. The 3-year Lease can be extended upon mutual agreement. The first and second anniversary payments due have not been collected and the Company has recorded a full provision in the amount of $470,278 (US$350,000) due to uncertainty of their collection.

Since the signing of the Lease, the Mongolian Lessee has spent approximately US$700,000 on supplies, housing and crew and restarted Ulaan Ovoo Property with its own equipment in March 2018 reporting approximately 21,000 tonnes of coal production and sales. In June 2019 the Ulaan Ovoo Property achieved record monthly coal production of 37,800 tonnes, however the operation was stopped in April and May due to the late approval of 2019 environmental plan. The approval was issued in June 2019.

During 2020 with the nationwide COVID-19 restriction the Mongolian Lessee mined approximately 82,000 tonnes of coal production and sales. The Mongolian Lessee continues to mine with its own equipment and exported its first wagon of coal to China in 2020.

In accordance with relevant laws and regulations, mining feasibility study and detailed environmental impact assessment had to be updated for the Ulaan Ovoo Property. With the COVID-19 restriction, the approval was delayed but the update of the Ulaan Ovoo feasibility study was approved by the Minerals Resource Council on April 22, 2020, and by the Minerals Resource and Petroleum Authority on November 2, 2020. The Company is working to get approval for the update to the detailed environmental impact assessment for the Ulaan Ovoo Property.

Chandgana Project, Mongolia

The Chandgana Project consist of the Chandgana Tal property and the Khavtgai Uul property (formerly named Chandgana Khavtgai) which are within nine kilometers of each other in the Nyalga Coal Basin in east central Mongolia and approximately 280 kilometers east of Ulaanbaatar. On November 22, 2006 the Company (then Red Hill Energy Inc.) entered into a letter agreement with a private Mongolian company that set out the terms to acquire a 100% interest in the Chandgana Tal property. On August 7, 2007, the Company (then Red Hill Energy Inc.) entered into a letter agreement with another private Mongolian company that set out the terms to acquire a 100% interest in the Khavtgai Uul property. Under the terms of the Chandgana Khavtgai agreement, the Company paid a total of US$570,000. On February 8, 2011, the Company received a full mining license from the Mineral Resources Authority of Mongolia for the Chandgana Tal property. The license can be updated to allow mining of 3.5 million tonnes per year to meet the demand of the Chandgana Power Plant within 90 days.

During 2007, the Company performed geologic mapping, drilling and geophysical surveys of the Chandgana Tal and Khavtgai Uul properties. During June, 2010, The Company completed a 13 drill hole, 2,373 meter resource expansion drilling program on the Khavtgai Uul property, including 1,070 meters of core drilling, and five lines of seismic geophysical survey for a total of 7.4 line kilometers. The Company completed a 15 drill hole program during June-July 2011 to better define the coal resource of the Chandgana Tal licenses.

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

During 2017, preparatory work to convert the Khavtgai Uul exploration license to a mining license was completed. The Company engaged a contractor to prepare the required documents to convert the license to a mining license under which the right to explore is permanent. In 2017, as preparatory work to convert the Khavtgai Uul exploration license to a mining license necessary laboratory analysis work was done such as coal chemical, mineral and element analysis of duplicates of coal samples taken as a result of drilling work in past years as well as radiation analysis of coal ash. A report describing the results of geological and exploration work completed during 2017 was delivered to Geological division of Mineral Resources and Petroleum Authority of Mongolia (the former Mineral Resources Authority of Mongolia (MRAM)). Based on previous years of work a report of the reserves of the licensed area was prepared, and an official letter requesting an expert be appointed were submitted to the Mineral Resources Professional Council in January 2018.During 2018, the Company completed converting the Khavtgai Uul exploration license to a mining license.

During 2017 activities for the Chandgana Tal project included payment of license fees and environmental sampling and reporting. No exploration was completed on the Chandgana Tal licenses. The Company assessed the local market for coal and found there was not sufficient demand to warrant mining during the 2017-2018 heating seasons. Thus, the annual mining and environmental plans were not filed.

During 2020, the Company successfully received the approval of the feasibility study for the Khavtgai Uul project and intends to get approval for its detailed environmental impact assessment with the relevant ministries and complete the requirements to maintain the licenses.

For the Chandgana Tal project, the Company intends to update the mining feasibility study and report to certify land quality and characterization with the relevant ministries and complete the requirements to maintain the licenses.

ITEM 4A UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of the financial condition, changes in financial condition and results of operations of the Company should be read in conjunction with our consolidated financial statements and related notes [which have been prepared in accordance with IFRS as issued by the IASB] included in this Annual Report. The discussion contains forward-looking statements (as previously defined) which are subject to numerous risks and uncertainties, as more fully described elsewhere in this Annual Report under the heading “Cautionary Note Regarding Forward-Looking Statements.”

A. Operating Results

Year Ended December 31, 2018 compared with Year Ended December 31, 2017

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

Our travel and accommodation expenses increased by $133,029. The Company incurred additional travel expenses as it actively pursued the Gibellini Project moving toward production. Additionally, non-cash share-based expenses decreased in the fiscal year 2018 by $45,687 compared to the fiscal year 2017 due to the decrease in the number of options earned during the fiscal year 2018. The Company uses the fair value method of accounting for stock options granted to directors, officers, employees and consultants whereby the fair value of all stock options granted is recorded as a charge to operations over the period from the grant date to the vesting date of the option. The fair value of stock options granted is estimated on the date of grant using the Black-Scholes option pricing model.

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

Year Ended December 31, 2019 compared with Year Ended December 31, 2018.

We reported a net gain of $17.5 million ($0.17 gain per share) for the year ended December 31, 2019, which represents a decreased loss of $35.7 million when compared to the year 2018 ($0.23 loss per share). The decrease in net loss was primarily due to an impairment reversal of 13.7 million for the Pulacayo Project and a write-off the Bolivian tax liability of $8 million in 2019 compared to impairment charges of $18.2 million in 2018.

For the year ended December 31, 2019, we incurred operating expenses of $3,505,562 (2018 - $3,298,383).

The $207,179 increase in operating expenses when compared to the year 2018 was due to a few factors. Advertising and promotion expenses increased by $322,952 due to increased promotion efforts in the U.S. and Europe to raise market awareness and to raise equity financing. We incurred higher marketing costs because the Company is working with the financial community to make its projects known. Investor relations remains a priority due to the ongoing need to attract investment capital. Consulting and management fees decreased by $4,058. General and administrative costs comprising head office costs including salaries, directors’ fees, insurance and costs related to maintaining the Company’s exchange listings and complying with securities regulations. General and administrative expenses decreased by $71,107 in the year 2019 compared to the year 2018. Professional fees decreased by $200,290, which was mainly due to reduced legal fees. Share-based payments costs are non-cash charges which reflect the estimated value of stock options granted. We use the fair value method of accounting for stock options granted to directors, officers, employees and consultants whereby the fair value of all stock options granted is recorded as a charge to operations over the period from the grant date to the vesting date of the option. The fair value of stock options granted is estimated on the date of grant using the Black-Scholes option pricing model. The increase in share-based payments in 2019 by $154,372 compared to 2018 was primarily related to the decrease in the number of options earned during the year 2019 compared to the year 2018. Travel and accommodation expenses slightly increased by $5,310. The Company incurred additional travel expenses as it actively pursues the Pulacayo Project and Gibellini Project moving toward production and seeks financing.

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
●
in the year 2019, the Company recorded an impairment recovery of $13,708,200 on its Pulacayo and impairment charges of $51,828 and $16,304 on prepaid expenses and receivables respectively;
●
in the year 2018, the Company recorded a total of $13,994,970 impairment charges on its Pulacayo Project and Chandgana Coal property incurred expenses, an impairment charge of $425,925 on Bolivian mining equipment, and impairment charges of $26,234 and $21,004 on prepaid expenses and receivables respectively;
●
in the year 2018, the Company sold 2.7 million shares of a public company for a realized loss of $91,890. In the year 2017, the Company sold of 2.2 million Lorraine Copper Corp. shares for a realized loss of $22,810; and
●
in the year 2019, the Company recorded a write off Bolivian tax liabilities of $7,952,700 due to the decision of the Supreme Court of Bolivia to discharge the Company of the contentious tax claim.

Year Ended December 31, 2020 compared with Year Ended December 31, 2019.

We reported a net loss of $4.6 million ($0.03 per share) for the year ended December 31, 2020, which represents an increased loss of $22 million when compared to the year 2019 ($0.17 gain per share). The increase in net loss was primarily due to an impairment reversal of 13.7 million for Pulacayo Project and a write-off the Bolivian tax liability of $8 million in 2019 compared to impairment charges total of $0.59 million in 2020.

For the year ended December 31, 2020, we incurred operating expenses of $3,394,116 (2019 - $3,505,562). In late January 2020, in response to the reported spread of COVID-19 the Company implemented measures, including travel restrictions, remote work, and supplemental health care, for the Company’s Canadian head office staff, as well as our Bolivian, Mongolian, and US-based staff. These measures had no material impact on the Company’s costs, nor did COVID-19 cause any significant disruptions to the Company’s operations.

The $111,446 decrease in operating expenses when compared to the year 2019 was due to a few factors:

●
advertising and promotion expenses decreased by $253,153 from $794,182 in the year 2019, to $541,029 in the year 2020, due to decreased promotional activities and restricted travels during the COVID-19 pandemic;
●
consulting and management fees increased by $318,804 from $251,552 in the year 2019, to $570,356 in the year 2020, due to the issuance of a bonus in the amount of $324,000 to management/consultants of the Company, which was paid by the issuance of Common Shares at a value of $0.40 per share;
●
general and administrative fees consisted of general office expenses and administrative services related to maintaining the Company’s exchange listings and complying with securities regulations and also included insurance, salaries and directors’ fees. General and administrative expenses decreased by $189,181 from $1,286,617 in the year 2019, to $1,097,436 in the year 2020. The decrease is a result of cost cutting initiatives across the Company;
●
professional fees increased by $92,761, from $228,594 in the year 2019, to $321,355 in the year 2020, due to increased legal fees associated with the Offering and properties acquisitions;
●
share-based payments costs are non-cash charges which reflect the estimated value of stock options granted. The Company uses the fair value method of accounting for stock options granted to directors, officers, employees, and consultants whereby the fair value of all stock options granted is recorded as a charge to operations over the period from the grant date to the vesting date of the options. The fair value of options granted is estimated on the date of grant using the Black-Scholes option pricing model. Share-based payments increased in the year 2020, by $62,815 compared to the year 2019. The increase was primarily related to the increase in the number of options earned during the year, 2020, compared to the year 2019; and
●
travel and accommodation expenses decreased by $143,492 from $236,815 in the year 2019, to $93,323 in the year 2020, due to decreased property site visits and restricted travels during the COVID-19 pandemic.

For the year ended December 31, 2020, we incurred other expenses classified as “Other Items” amounting to $1,232,771 compared to a gain of $21,019,416 for the year 2019.The increase in loss of Other Items by $22,252,187 in the year 2020 compared to the year 2019 was the net result of changes to a number of the following items:

●
in the year 2020 costs in excess of recovered coal increased by $469,850 compared to the year 2019. This increase was mainly due to the change in estimate reclamation provision for Ulaan Ovoo coal mine in Mongolia;
●
foreign exchange loss decreased by $378,362 due to fluctuations in the value of the Canadian dollar compared to the United States dollar, Bolivian boliviano and Mongolian tugrik;
●
in the year 2020, the Company recorded an impairment of prepaid expenses of $121,125 compared to $51,828 in the year 2019;
●
in the year 2020, the Company recorded an impairment of receivables of $470,278 compared to $16,304 in the year 2019;
●
in the year 2020, the Company recorded a gain on sale of equipment of 13,677 compared to a loss of 9,795 in the year 2019; and
●
also, in the year 2019, the Company recorded an impairment recovery of $13,708,200 on its Pulacayo property and wrote off Bolivian tax liabilities of $7,952,700 due to the decision of the Supreme Court of Bolivia to discharge the Company of the tax claim.

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

During the year ended December 31, 2018, a total of $7,458,938 was provided by financing activities including net proceeds of $6,096,621 – from the Common Share issuances, $24,150 from exercise of stock options, and $1,338,167 from the exercise of common share purchase warrants.

Year Ended December 31, 2019 compared with Year Ended December 31, 2018

At December 31, 2019, we had cash flow of $3 million representing a decrease of $2.3 million from $5.3 million held at December 31, 2018. The Company’s working capital at December 31, 2019, was $0.95 million compared to working capital of $3.8 million at December 31, 2018.

During the year ended December 31, 2019, cash used in operating activities was $2,675,513compared to $2,626,687 cash used during the prior year. The increased outflows in 2019 primarily related to increased activities of the Company to develop the Pulacayo Project and the Gibellini Project.

The year over year increase in cash used by operating activities is due to increased funds required for working capital changes. The Company has increased its efforts in managing operating costs in advance of cash flows from operations but will require financing in the near term to fund operations.

During the year ended December 31, 2019, we used $6,236,965 in investing activities (2018 – $3,628,762). We used $113,564 (2018 - $120,416) on purchase of property and equipment, $6,123, 401 (2018 - $1,398,207) on mineral property expenditures.

During the year ended December 31, 2019, a total of $6,626,085 was provided by financing activities including net proceeds from the Company’s common share issuances of $6,237,791, an additional $174,250 from exercise of stock options, and $250,572 from the exercise of warrants to purchase Common Shares of the Company. We spent $36,528 for lease payments.

Year Ended December 31, 2020 compared with Year Ended December 31, 2019

At December 31, 2020, we had cash flow of $7.6 million representing an increase of $4.6 million from $3 million held at December 31, 2019. The Company’s working capital at December 31, 2020, was $6 million compared to working capital of $0.95 million at December 31, 2019.

During the year ended December 31, 2020, cash used in operating activities was $2,549,042 compared to $2,675,513 during the year ended December 31, 2019 (2018 - $2,626,687). The decreased outflows in 2020 year related to decreased activities of the Company due to the COVID-19 pandemic.

During the year ended December 31, 2020, the Company used $6,397,063 in investing activities (2019 - $6,236,965. 2018 - $3,628,762). During the year ended December 31, 2020, the Company spent $6,336,166 (2019 - $6,126,401, 2018 - $3,609,896) on its mineral projects exploration activities, $111,592 (year 2019 - $113,564, 2018 - $120,416) on purchase of equipment, and received $50,695 on sale of equipment 2019 - $Nil, 2018 - $Nil).

During the year ended December 31, 2020, a total of $13,536,550 was provided by financing activities (2019 – $6,626,085, 2018 - $7,458,938) including net proceeds from private placements of $10,201,705 (2019 - $6,237,791, 2018 - $6,096,621), $299,812 from exercise of stock options (2019 - $174,250, 2018 - $24,150), $3,072,194 from exercise of warrants (2019 - $250,572, 2018 - $1,338,167). The Company also spent $37,162 (2019 - $36,528) for corporate office lease payments.

As an exploration company, the Company has no regular cash in-flow from operations, and the level of operations is principally a function of availability of capital resources. The Company’s capital resources are largely determined by the strength of the junior resource markets and by the status of the Company’s projects in relation to these markets, and its ability to compete for investor support of its projects. See the disclosure under the heading “Key Information - Risk Factors” in the 2020 Annual Report. To date, the principal sources of funding have been equity and debt financing. Many factors influence the Company’s ability to raise funds, and there is no assurance that the Company will be successful in obtaining adequate financing with favourable terms, or at all, for these or other purposes including general working capital purposes.

For the foreseeable future, as existing properties are explored, evaluated and developed, the Company will continue to seek capital through the issuance of equity, strategic alliances or joint ventures, and debt, of which the Company currently has none.

The Company expects to continue requiring cash for operations and exploration and evaluation activities as expenditures are incurred while no revenues are generated. Therefore, its continuance as a going concern is dependent upon its ability to obtain adequate financing to fund future operations based on annual budgets approved by the Company's board of directors, consistent with established internal control guidelines, and programs recommended in the Pulacayo Technical Report. The Company has managed its working capital by controlling its spending on its properties and operations. Due to the ongoing planned advancement of Pulacayo Project milestones, the Company will continue to incur costs associated with exploration, evaluation and development activities, while no revenues are being generated. In response to the COVID-19 pandemic, exploration in Bolivia may be impacted by government restrictions on the Company’s operations. Potential stoppages on exploration activities could result in additional costs, project delays, cost overruns, and operational restart costs. The total amount of funds that the Company needs to carry out its proposed operations may increase from these and other consequences of the COVID-19 pandemic. The actual amount that the Company spends in connection with each of the intended uses of proceeds may vary significantly and will depend on a number of factors, including those referred to under "Risk Factors".

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

If a financial asset is impaired, an amount equal to the difference between its carrying value and its current fair value is transferred from Accumulated Other Comprehensive Income (Loss) and recognized in the consolidated statement of operations. Reversals of impairment charges in respect of equity instruments classified as available-for-sale are not recognized in the consolidated statement of operations.

The Company considers that the carrying amount of all its financial assets and financial liabilities measure at amortized cost approximates their fair value due to their short term nature. Restricted cash equivalents approximate fair value due to the nature of the instrument. The Company does not offset financial assets with financial liabilities.

2018

At December 31, 2018, our financial assets and financial liabilities were categorized as follows: FVTPL – cash of $5,304,097, amortized cost – receivables of $36,399, restricted cash equivalents of $34,500, accounts payable and accrued liabilities of $1,636,786.

2019

At December 31, 2019, our financial assets and financial liabilities were categorized as follows: FVTPL – cash of $3,017,704, amortized cost – receivables of $246,671, restricted cash equivalents of $34,500, and accounts payable of $2,420,392.

2020

At December 31, 2020, our financial assets and financial liabilities were categorized as follows: FVTPL – cash of $7,608,149, amortized cost – receivables of $75,765, restricted cash equivalents of $34,500, and accounts payable of $1,717,977.

Commitments

Our subsidiary, ASC, controls the mining rights to the Pulacayo Project through a joint venture agreement entered into between itself and the Pulacayo Mining Cooperative on July 30, 2002 (the "ASC Joint Venture"). The ASC Joint Venture has a term of 23 years which commenced the day the ASC Joint Venture was entered into. Pursuant to the ASC Joint Venture, ASC is committed to pay monthly rent of US$1,000 to the state-owned Mining Corporation of Bolivia, COMIBOL and US$1,500 monthly rent to the Pulacayo Mining Cooperative until the Pulacayo Project starts commercial production.

Under the terms of the lease agreement through which we acquired the Gibellini Project, we are required to make annually, on each anniversary of the execution date of the agreement, advance royalty payments which will be tied, based on an agreed formula (not to exceed US$120,000 per year), to the average vanadium pentoxide price of the prior year. Further, upon commencement of production, we will maintain our acquisition by paying to the Lessors, a 2.5% NSR until a total of US$3 million is paid. Thereafter, the NSR will be reduced to the Production Royalty Payments. Under the terms of the lease agreement, all advance royalty payments made, will be deducted as credits against future Production Royalty Payments. The Gibellini Project lease is for a term of 10 years but can be extended for an additional 10 years at our option.

Under the terms of the lease agreement through which we acquired the Louie Hill Project in Nevada, we are required to pay, annually, on each anniversary of the execution date of the agreement, advance royalty payments which will be tied, based on an agreed formula (not to exceed USD$28,000 per year), to the average vanadium pentoxide price for the prior year. Further, upon commencement of production, we will maintain our acquisition by paying to the Louie Hill Lessor, a 2.5% NSR of which, 1.5% of the NSR may be purchased at any time by us for US$1 million leaving the total NSR to be reduced to 1% over the remaining life of the mine. Under the terms of the lease agreement, all advance royalty payments made, will be deducted as credits against future such production royalty payments. The Louie Hill Project lease is for a term of 10 years but can be extended for an additional 10 years at our option.

As part of the transaction with Apogee, we agreed to assume within certain limitations all liabilities associated with the Apogee Subsidiaries and the Pulacayo Project.

Contingencies

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

The Company’s financial assets and liabilities generally consist of cash, receivables, deposits, accounts payable and accrued liabilities, some of which are denominated in foreign currencies including Canadian dollars, United States dollars, Mongolian Tugriks and Bolivian Bolivianos. The Company is at risk to financial gain or loss as a result of foreign exchange movements against the Canadian dollar. The Company does not currently have major commitments to acquire assets in foreign currencies, but historically it has incurred the majority of its exploration costs in foreign currencies. The Company currently does not and also does not expect to engage in currency hedging to offset any risk of currency fluctuations.

E. Off-Balance Sheet Arrangements

None.

F. Tabular Disclosure of Contractual Obligations

The Company’s commitments related to mineral properties are disclosed in Note 14 to the Annual Financial Statements. The Company has no commitments for capital expenditures.

The Company has the following financial obligations in the ordinary course of business:

Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt	$Nil	$Nil	$Nil	$Nil	$Nil
Capital (finance) lease obligations	$Nil	$Nil	$Nil	$Nil	$Nil
Operating lease obligations	$20,533	$20,533	$Nil	$Nil	$Nil
Purchase obligations	$Nil	$Nil	$Nil	$Nil	$Nil
Other long-term liabilities	$Nil	$Nil	$Nil	$Nil	$Nil
Loan	$Nil	$Nil	$Nil	$Nil	$Nil
Total	$20,533	$20,533	$Nil	$Nil	$Nil

G. Safe Harbor

The Company seeks safe harbor for our forward-looking statements contained in Items 5.E and F. See the heading “Cautionary Note Regarding Forward-Looking Statements” above.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following are the names and ages of our directors and senior management of the Company as of December 31, 2020 and March 12, 2021, with their positions and offices with the Company and corresponding start dates, and their principal occupations during the last five years. There are no family relationships between any of the persons named below. There are no arrangements or understandings with any major shareholders, customers, suppliers or other parties pursuant to which any person named below was selected as a director or executive officer. Mr. Lee, the Company’s Chief Executive Officer and Executive Chairman and Director was not selected as a Director of the Company in connection with the consulting agreement dated February 28, 2019 entered between the Company and Linx (a wholly-owned subsidiary of Mr. Lee). An independent director is as a director that is not an officer or employee of the Company. Therefore Mr. Lee is considered a Non-Independent director as he currently holds the position of Chief Executive Officer and Executive Chairman of the Company.

Name and Age	Current Office Held with the Company	Current director and/or Executive Office Since	Principal Occupation During Last Five Years (3)
John Lee Age:47	Chief Executive Officer (4) Executive Chairman Non-Independent Director	July 17, 2020 January 1, 2013 October 21, 2009
Present: President of Mau Capital Management LLC (private investor relations firm) from July 2004 to present; Executive Chairman and a Director of the Company from January 2013 to present; and Chief Executive Officer from July 17, 2020 to present.

Former: Interim President from June 2011 to October 2018; Interim CEO of the Company from November 2012 to October 2018; Head of Internal Affairs of the Company from October 2018 to February 2019; and Interim President and Interim Chief Executive Officer of the Company from February 2019 to April 2019.

Greg Hall (1)(2)(5) Age: 63	Independent Director	October 21, 2009
Present: Co-Founder and Director of the Company from October 21, 2009 to present; President and Director of Water Street Assets; Director of CanX CBD Processing and a Member of the Institute of Corporate Directors.

Former: Founding Partner & Director of PI Financial; Partner and Director of Haywood Securities; VP of Canaccord Genuity; Sr. VP of Leede Jones Gable; Director and Audit Chairman of Silvercorp Metals (NYSE); and Co-Founding Shareholder and Director of Numinus Wellness.

Marc Leduc (1)(2) Age: 59	Independent Director	July 22, 2019
Present: Independent Director of the Company from July 22, 2019 to present; Chief Operating Officer of KORE Mining Ltd. from October 29, 2019 to present; Director of South Star Mining Corp. from March 25, 2019 to present, and Director of South Atlantic Gold from April 8, 2020 to present.

Former: President, Chief Executive and a Director of Luna Gold Corp. from January 30, 2015 to August 14, 2016; COO and Interim President and CEO of NewCastle Gold from October 1, 2016 to December 31,2017, EVP of US Operations for Equinox Gold January 1, 2018 to March 31, 2019 and Director of Rupert Resources Ltd. from April 10, 2013 to December 7, 2016.

Name and Age	Current Office Held with the Company	Current director and/or Executive Office Since	Principal Occupation During Last Five Years (3)
Masa Igata (1)(2) Age: 60	Independent Director	April 23, 2014
Present: Director of the Company from April 23, 2014 to present; Founder and Chief Executive Officer of Frontier LLC (Mongolia from March 2007 to present and Founder and Chief Executive Officer of Frontier Japan from January 2015 to present.

David H. Smith (6) Age: 73	Independent Director	August 3, 2020
Present: Director of the Company from August 2020 to present; Senior Analyst for The Morgan Report.com; regular contributor to Money Metals Exchange; regular Contributor by Invitation to The Prospector News; and a ghostwriter.

Ronald Espell Age: 60	Vice-President, Environment and Sustainability	October 29, 2018
Present: Vice-President, Environment and Sustainability of the Company from November 2018 to present.

Former: VP Environment of American Vanadium Corp. from April 2012 to April, 2015; Principal Consultant of SRK Consulting from April, 2015 to April, 2016; Corporate Environmental Director of McEwen Mining Inc. from April, 2016 to November, 2017.

Danniel Oosterman Age: 48	Vice-President, Exploration	February 20, 2018	Present: Vice-President, Exploration of the Company from February 2018 to present. Former: President & CEO of Canstar Resources Inc. from March 2013 to December 2017.
Joaquin Merino-Marquez Age: 53	Vice-President, South American Operation	November 1, 2019
Present: Vice-President, South American Operations of the Company from November 1, 2019 to present; President and a Director of Emerita Resources Corp. (Formerly “Emerita Gold Corp.”) from January 11, 2013 to present.

Name and Age	Current Office Held with the Company	Current director and/or Executive Office Since	Principal Occupation During Last Five Years (3)
Irina Plavutska Age: 63	Chief Financial Officer	September 11, 2013	Present: Chief Financial Officer of the Company from September 13, 2013 to present.
Brigitte McArthur Age: 57	Corporate Secretary	November 15, 2019
Present: Corporate Secretary of the Company from November 15, 2019 to present. President and Director of RJL Consultant Ltd. from November 2006 to present.

Former: Corporate Secretary of Nevsun Resources Ltd. from March 2018 to January 2019; and Admin, Officer I Corp. Secretary Dept. of HSBC Bank Canada from August 2015 to March 2018.

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
(4)
Mr. Lee was appointed Chief Executive Officer upon the departure of Michael Doolin effective July 17, 2020.
(5)
Mr. Hall is the Chair of the Audit Committee and Chair of the Corporate Governance and Compensation Committee.
(6)
Mr. Smith was appointed a Director of the Company on August 3, 2020.

During the year ended December 31, 2020, the Company experienced the following changes in Directors, Officers and Management:

●
Michael Doolin ceased to act as Chief Executive Officer on July 17, 2020;
●
John Lee was appointed Chief Executive Officer effective July 17, 2020;
●
Ronald Clayton resigned as a Director on July 31, 2020; and
●
David H. Smith was appointed as a Director on August 3, 2020.

Biographical Information of Directors and Senior Management

The following are brief biographies of our directors and senior management as of December 31, 2020:

John Lee is the Chief Executive Officer, Executive Chairman and has been a Director of the Company since October 2009. Mr. Lee has been an accredited investor in the resource industry since 2001. Under John’s leadership, the Company raised over $110 million and grew from having minimal assets to owning substantial assets in USA, Bolivia and Mongolia. Mr. Lee is a CFA charter holder and has degrees in economics and engineering from Rice University. Since joining the Company Mr. Lee has led the Company in making several timely project acquisitions and has also identified, negotiated and financed Pulacayo Project acquisition in 2015 and the Gibellini Project acquisition in 2017.

Greg Hall is a Co-Founder of the Company and has been an Independent Director since October 2009. As corporate director of several public companies since 2003, Mr. Hall has been involved in strategic planning, mergers and acquisitions, and investment decisions. Currently Mr. Hall is President and Director of Water Street Assets, Director of CanX CBD Processing and a Member of the Institute of Corporate Directors. Mr. Hall is a graduate of the Rotman School of Management, University of Toronto, SME Enterprise Board Program, and a Member of the Institute of Corporate Directors.

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

Marc Leduc has been an Independent Director of the Company since July 2019. Mr. Leduc is a mining engineer and geologist with more than 30 years’ experience involving all aspects of the development, operations, planning and evaluation of mining projects. Mr. Leduc holds a B.Sc. (Hons) degree in Mining Engineering from Queen’s University Kingston, and B.Sc. degree in Geology from the University of Ottawa, and he is a registered professional engineer in both Ontario and BC. Mr. Leduc has led technical teams in the design and construction of large mines, heap leach and tailings facilities. Mr. Leduc has held top management positions with several mining companies including most recently Chief Operating Officer and Interim CEO of NewCastle Gold Ltd before it was acquired in 2017 via merger with Trek Mining Inc. and Anfield Gold Corp. (now named Equinox Gold Corp.). Mr. Leduc, following the merger, remained with Equinox Gold for all of 2018 and into 2019 holding the position of Senior Vice President of US Operations. Mr. Leduc currently holds the position of COO with Kore Mining and is an independent director of South Star Mining and South Atlantic Gold. Mr. Leduc spent several years working in Peru as the President and COO for Bear Creek Mining Corp, a silver exploration and development company.

David H. Smith has been an Independent Director of the Company since August 2020. He is a Senior Analyst for The Morgan Report.com, a regular contributor to Money Metals Exchange and a regular Contributor by Invitation to The Prospector News, and a ghostwriter.

Irina Plavutska has been with the Company since 2010 and was appointed Chief Financial Officer in April 2011. Ms. Plavutska is a professional accountant with over 20 years of international experience in financial reporting, auditing, and accounting. Ms. Plavutska is a member of Chartered Professional Accountants Canada.

Ronald Espell was appointed Vice President, Environment and Sustainability in October 2018. Mr. Espell is a highly regarded specialist in U.S. federal and Nevada state mine permitting, with over 30 years of experience in corporate environmental management, permitting in conformance with applicable regulatory and performance standards, mine waste management, reclamation, and closure planning. Prior to joining the Company, Mr. Espell was the corporate environmental director of McEwen Mining Inc. Within 18 months from the time he joined McEwen Mining, Mr. Espell led his team to successfully obtain the Gold Bar project’s environmental impact statement (EIS) approval from the BLM in November 2017. Prior to his time with McEwen Mining, Mr. Espell was a principal consultant at SRK Consulting and Vice-President of Environment for the Gibellini Project’s prior operator, where he led efforts in the preparation of the Gibellini Project’s baseline studies and plan of operation. Mr. Espell’s wealth of experience includes being an environmental management specialist at the Nevada Division of Environmental Protection, as well as working for 17 years in positions of increasing responsibility at Barrick Gold Corp., from being Environmental Superintendent, Environmental Manager of Barrick Goldstrike, Regional Environmental Director — Australia Pacific, and Corporate Environmental Director.

Danniel Oosterman was appointed Vice-President, Exploration in February 2018. Mr. Oosterman worked for 20 years in the mining and exploration business specializing in exploration and development of projects from grass roots, brown field, to feasibility stage. Mr. Oosterman’s background includes occupying both technical and executive roles, with an early career joining exploration efforts for mining companies such as Falconbridge Ltd. and Inco Limited before transitioning to the junior mining sector to manage many technical projects across Canada before advancing to President and CEO of Canstar Resources Inc., a TSX Venture Exchange-listed company. He holds a B.Sc. (Hons) degree in Geology from Laurentian University and is a member of the Association of Professional Geoscientists of Ontario. Mr. Oosterman is closely involved in the development of the Company’s Gibellini Project and exploration of the Pulacayo Project. Mr. Oosterman is a “qualified person” within the meaning of NI 43–101.

Joaquin Merino-Marquez was appointed Vice-President, South American Operations in November 2019. Based in Bolivia, Mr. Merino-Marquez is a professional geologist with 27 years of experience in the mining industry. Mr. Merino-Marquez is currently the President and a Director of Emerita Resources Corp. (Formerly “Emerita Gold Corp.”) since January 11, 2013. Prior industry affiliations include roles as vice-president of exploration for Primero Mining Corp. and vice-president of exploration for Apogee Minerals Ltd. Prior to Apogee, Mr. Merino-Marquez was the exploration manager for Placer Dome at the Porgera mine and a mine geologist at Hecla Mining’s La Camorra mine. Mr. Merino-Marquez is a native Spanish speaker and fluent in English. He holds a Master of Science from Queens University and a Bachelor of Science in geology from University of Seville (Spain). He is a member of the Association of Professional Geoscientists of Ontario. From 2006 to 2010, Mr. Merino-Marquez lived in Bolivia and led Apogee’s 85,000-meter drill campaign at Pulacayo and Paca silver projects. The drill campaign was a success and defined over 90 million ounces of silver resources according to independent, third party estimates (which are now considered historic in nature and should not be relied up on as they are no longer National Instrument 43-101 compliant).

Brigitte McArthur was appointed Corporate Secretary in November 2019. Ms. McArthur brings over 30 years’ experience working with private and publicly trading companies. Ms. McArthur is the President and Director of RJL Consultant Ltd., a private company that provides corporate secretarial and governance services. Previous to joining the Company, Ms. McArthur served as Corporate Secretary of Nevsun Resources Ltd. until being acquired by Zijin Mining Group Company Limited. Throughout her extensive experience, Ms. McArthur has been responsible for all aspects of corporate governance and regulatory matters.

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

Set out below are particulars of compensation paid to the following persons (the “Named Executive Officers” or “NEOs”) for the fiscal year ended December 31, 2020:

1.
the CEO;
2.
the CFO;
3.
each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and
4.
any individual who would be a NEO under paragraph (3) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of that financial year.

The Company has no pension, defined contribution, or deferred compensation plans for its directors, executive officers or employees.

Non-equity incentive plan compensation ($)
Name and Position	Year	Salary ($)	Share based awards ($)	Option-based awards (1) ($)	Annual incentive plans	Long-term incentive plans	Pension value ($)	All other compensation ($) (4)	Total compensation ($)
John Lee (2)(10) Executive Chairman, Chief Executive Officer & Director	2020 2019 2018	Nil Nil Nil	Nil 320,000 (11) Nil	174,476 21,908 (3) (6) 80,064	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	426,792 (5) 377,370 (5) 406,468 (5)	601,268 719,278 486,532
Irina Plavutska CFO	2020 2019 2018	145,200 143,152 118,500	Nil 40,000 (11) Nil	43,619 7,303 (3) 17,617	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	6,792 6,370 5,424	195,611 196,825 141,541
Danniel Oosterman (6) Vice-President Exploration	2020 2019 2018	151,800 138,000 108,015	Nil 40,000(11) Nil	43,619 12,342(3) 42,192	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	195,419 190,342 150,207
Ronald Espell (7) VP, Environment and Sustainability	2020 2019 2018	335,317 331,674 Nil	Nil 60,000 (11) Nil	95,213 7,303 (3) Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	19,603 29,548 Nil	450,134 428.525 Nil
Joaquin Merino-Marquez (8) VP, South American Operation	2020 2019 2018	Nil Nil Nil	Nil Nil Nil	96,124 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	208,728 Nil Nil	304,852 Nil Nil
Michael Doolin (2) (9) Former CEO & COO	2020 2019 2018	259,021 298,469 Nil	Nil 265,000 (11) Nil	75,676 74,387 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	6,526 10,672 Nil	341,224 648,528 Nil

Notes:
1)
Amounts shown in this column represent Options granted as part of the annual compensation package of each NEO. Fair value at the time of grant calculated using the Black-Scholes option pricing model using the assumption Value calculated based on the difference between the closing price of the Common Shares on December 31, 2020 - $0.49 (2019 - $0.39; 2018 - $0.27) and the option exercise price.
2)
John Lee and Michael Doolin did not receive compensation for acting as a Director of the Company.
3)
Stock options granted on July 29, 2019 were not valued at December 31, 2019 due to the following: further to the voluntary forfeiture of stock options with expire dates on April 7, 2020, June 22, 2020, and November 14, 2023, at exercise prices ranging from $0.50 to $0.65, the Company granted 794, 000 new stock options with an expire date of July 29, 2024 at an exercise price of $0.20 per share. As of December 31, 2019, the re-issuing of these options had been approved by the TSX, but they had not been approved by the shareholders; consequently, these options were not valued. Subsequently the stock options were ratified and approved by the shareholders at the Company’s special meeting of shareholders held March 16, 2020.
4)
All Other Compensation for NEOs is comprised of payments for health Benefits amongst other things which are made on behalf of all corporate employees of the Company.

5)
All other Compensation for Mr. Lee consisted of the following: Linx Partners Ltd., a private company controlled by John Lee, our Chief Executive Officer, Executive Chairman and a director of the Company, has provided management and consulting services to the Company since April 7, 2015 (prior to that, from June 13, 2011, Mr. Lee’s management and consulting services were provided to the Company though Mau Capital Management LLC, another private company controlled by Mr. Lee). During the year ended December 31, 2020, we paid $420,000 (2019 - $371,000; 2018 - $401,044) for management and consulting services rendered to the Company by Linx Partners Ltd. and $6,792 (2019 - $6,370; 2018 - $5,424) for health benefits
6)
Danniel Oosterman was appointed Vice President Exploration on February 2, 2018.
7)
Ronald Espell was appointed VP, Environment and Sustainability on October 29, 2018.
8)
Joaquin Merino-Marquez was appointed VP, South American Operations on November 1, 2019.
9)
Michael Doolin was appointed Chief Executive Officer and Chief Operating Officer on April 1, 2019 and ceased to act as Chief Executive Officer and Chief Operating Officer on July 17, 2020. Mr. Lee assumed the role of Chief Executive Officer effective July 17, 2020.
10)
Mr. Lee was appointed the role of Chief Executive Officer effective July 17, 2020.
11)
On January 6, 2020, the Company issued bonus Common Shares with a fair value of $0.40 per share to executive officers under the Share- Based Compensation Plan. The bonus Common Shares were based on the year ended December 31, 2019.
D
uring the years ended December 31, 2020, 2019 and 2018, the stock option values were calculated using the following weighted average assumptions:

	Year ended December 31,
	2020	2019	2018
Risk-free interest rate	1.46%	1.54%	1.77%
Expected life of options in years	4.06	4.45	4.40
Expected volatility	132.47%	132.75%	135.71%
Expected dividend yield	Nil	Nil	Nil
Expected forfeiture rate	12%	12%	12%
Weighted average fair value of options granted during the period	$0.30	$0.31	$0.32

The expected volatility used in the Black-Scholes option pricing model is based on the historical volatility of the Common Shares. The expected forfeiture rate is based on the historical forfeitures of options issued.

Directors

Independent directors are paid varying amounts depending on the degree to which they are active on behalf of the Company. See the table below for amounts paid or accrued in fiscal year 2020.

The compensation provided to directors who were not an executive officer for the Company’s most recently completed financial year of December 31, 2020, are as follows:

Name	Fees Earned ($)	Share-Based Awards ($)	Option-Based Awards ($) (4)	Non-equity Incentive Plan Compensation	Pension Value	All other Compensation ($)	Total ($)
Greg Hall	26,800	Nil	21,810	Nil	Nil	Nil	48,610
Masa Igata	20,100	Nil	21,810	Nil	Nil	Nil	41,910
Marc Leduc	19,100	Nil	21,810	Nil	Nil	Nil	40,910
Ronald Clayton (1)	11,100	Nil	45,406	Nil	Nil	Nil	56,506
David H. Smith (2)	7,500	Nil	20,638	Nil	Nil	Nil	28,138

Notes:

1.
Ronald Clayton resigned as a Director on July 31, 2020 2020.
2.
David H. Smith was appointed as a Director on August 3, 2020.
Description of Compensation Plan

We have adopted the Share-Based Compensation Plan. The purpose of the Share-Based Compensation Plan is to allow us to grant options, bonus Common Shares and stock appreciation rights (the "Awards") to directors, officers, employees and consultants, as additional compensation, and as an opportunity to participate in our success. The granting of Awards is intended to align the interests of such persons with that of our shareholders.

Options are exercisable for up to 10 years from the date of grant or as determined by the corporate governance and compensation committee of our Board (the "CGCC") and are required to have exercise prices equal to or greater than the market price (as defined by the stock exchange on which our Common Shares are principally listed for trading and based on the volume weighted average trading price of our Common Shares as reported on such exchange for the five trading days immediately preceding the day that the options are granted). Options granted under the Share-Based Compensation Plan vest at 12.5% per quarter over a two-year period unless determined otherwise by the CGCC. In addition, the CGCC may accelerate the vesting date, permit the conditional exercise of options, amend or modify the terms of the options, or terminate options pursuant to the Share-Based Compensation Plan, the CGCC may from time to time authorize the issuance of Awards to directors, officers, employees and consultants of the Company or employees of companies providing management or consulting services to the Company. The maximum number of Common Shares which may be reserved for issuance under the Share-Based Compensation Plan is 14,374,419, which was approved at the Company’s AGM held September 12, 2019.

C. Board Practices Overview

Our Board has a formal mandate as outlined in our Corporate Governance Policies and Procedures Manual, as amended (the "Manual"). The Manual mandates the Board to: (i) oversee management of the Company, (ii) exercise business judgment, (iii) understand the Company and its business, (iv) establish effective systems, (v) protect confidentiality and proprietary information, and (vi) prepare for and attend Board, committee and shareholder meetings. The Manual also includes written charters for each committee and it contains a Code of Ethics, policies dealing with issuance of news releases and disclosure documents, as well as Common Share trading black-out periods. Further, in the Manual, the Board encourages but does not require continuing education for all the Company’s directors.

Term of Office

Unless the director’s office is vacated earlier in accordance with the provisions of the BCBCA, each of our current directors will hold office until the conclusion of the next annual meeting of the Company’s shareholders or if no director is then elected, until a successor is elected.

John Lee, our Chief Executive Officer and Executive Chairman, will hold his office for an indefinite period until the termination of our consulting agreement dated February 20, 2018 with his wholly-owned company, Linx. Our consulting agreement with Linx may be terminated without cause by either party upon 90 days’ written notice, or immediately by us for cause.

Irina Plavutska, our Chief Financial Officer, will hold her office for an indefinite period until the termination of our employment agreement dated February 1, 2018. Our employment agreement with Ms. Plavutska may be terminated by us without cause upon the amount of written notice required by the British Columbia Employment Standards Act based on each employee’s respective length of service, or immediately for cause. Ms. Plavutska may terminate her employment with us upon two weeks’ written notice.

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

Brigitte McArthur, our Corporate Secretary, will hold her office for an indefinite period until the termination of our employment agreement dated November 15, 2019. Our employment agreement with Ms. McArthur may be terminated by us without cause upon the amount of written notice required by the British Columbia Employment Standards Act based on each employee’s respective length of service, or immediately for cause. Ms. McArthur may terminate her employment with us upon two weeks’ written notice.

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

John Lee, Chief Executive officer & Executive Chairman

On January 1, 2010, the Company entered into a consulting agreement with a holding company solely owned by Mr. Lee, at an annual fee of $16,000 (as amended). On November 6, 2012 this agreement was terminated and on November 7, 2012 a new consulting agreement was entered into (which we refer to as the “Mau Agreement”). On April 7, 2015, the Mau Agreement was terminated, and the Company entered into an agreement with Linx that subsequently, on October 9, 2018, was replaced with another agreement with Linx Partners Ltd. (“Linx”) (which we refer to as the “New Linx Agreement”) for an indefinite term. The New Linx Agreement provides for: (1) consulting fees of $336,000 per year, with up to $33,600 per year annual increases during fiscal years 2020 to 2022, at the discretion of the Board of Directors; (2) bonus, based on pre-determined criteria; (3) up to 3,000,000 Common Shares upon meeting certain milestone targets described in the New Linx Agreement; (4) stock options; (5) health and dental benefits; and (6) vacation pay.

The New Linx Agreement may be terminated by the Company at any time for any reason other than for cause upon a 90 days’ written notice. If the Company terminates the New Linx Agreement for any reason other than cause, the Company shall pay a termination payment of either $1,600,000, which shall include all applicable taxes, provided the Company has successfully raised total gross aggregate proceeds of no less than $25,000,000 through one or more equity financing(s) undertaken after October 9, 2018, or the lesser amount of $1,000,000, which shall include all applicable taxes, in the event the Company has not successfully raised total gross aggregate proceeds of no less than $25,000,000 through one or more equity financing(s) undertaken after October 9, 2018. Linx may terminate the Linx Agreement by providing the Company with a 90 days’ written notice.

The Company entered into a Change of Control Agreement with Linx (the "Linx Change of Control Agreement") dated October 9, 2018. The Linx Change of Control Agreement provides that in the event the New Linx Agreement is terminated as a result of, or within six months following, a significant change in the affairs of the Company such as a take-over bid, change of control of the Board, the sale, exchange or other disposition of a majority of the outstanding Common Shares, the merger or amalgamation or other corporate restructuring of the Company in a transaction or series of transactions in which the Company’s shareholders receive more than 50% of the outstanding Common Shares of the new or continuing company, and upon an involuntary termination, Mr. Lee shall receive from the Company within 30 days: i) a payment of $1,600,000; ii) reimbursement for all reasonable business related promotion, entertainment and/or travel expenses incurred by Linx during the course of the Linx Agreement with the Company, subject to the expense reimbursement provisions set out in the Linx Agreement; iii) Mr. Lee’s entitlement to participate in the Company’s annual bonus plan in respect of the calendar year in which the involuntary termination has occurred, and the prior year if such payment has not yet been made; iv) provide Mr. Lee and his eligible dependents with coverage under the Company’s Benefit Plans for a period of 30 days after termination of the Linx Agreement; and v) all of Mr. Lee’s rights to any stock options he holds shall be governed by the provisions of his stock option agreements with the Company.

Irina Plavutska, Chief Financial Officer

Ms. Plavutska entered into her latest employment agreement with the Company effective February 1, 2018, as amended January 31, 2019. The employment agreement is for an indefinite term and provides for: (1) salary; (2) bonus, at the discretion of the Company; (3) stock options; (4) employee benefits; and (5) vacation pay. Her employment agreement with the Company also provides that in the event her employment is terminated as a result of, or within six months following, a Change in Control, Ms. Plavutska shall receive from the Company within 30 days, a payment equal to two years of her regular annual salary (currently $145,200). In the event Ms. Plavutska’s employment agreement is terminated as a result of a Change in Control, all of her rights to any stock options she holds shall be governed by the provisions of her stock option agreements with the Company including, without limitation, acceleration of vesting and the time period remaining to exercise any vested options.

Brigitte McArthur, Corporate Secretary

Ms. McArthur entered into her employment agreement with the Company on November 15, 2019. The employment agreement is for an indefinite term and provides for: (1) salary; (2) bonus, at the discretion of the Company; (3) stock options; (4) employee benefits; and (5) vacation pay. Her employment agreement with the Company also provides that in the event her employment is terminated as a result of, or within six months following, a Change in Control, Ms. McArthur shall receive from the Company within 30 days, a payment equal to one year of her regular annual salary (currently $90,000). In the event Ms. McArthur’s employment agreement is terminated as a result of a Change in Control, all of her rights to any stock options she holds shall be governed by the provisions of her stock option agreements with the Company including, without limitation, acceleration of vesting and the time period remaining to exercise any vested options.

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

Audit Committee

We have an Audit Committee comprised of directors Greg Hall (Chair), Masa Igata and Marc Leduc. All members of the Audit Committee are financially literate within the meaning of National Instrument 52-110 Audit Committees. Messrs. Hall, Igata and Leduc are independent under the criteria established by SEC Rule 10A-3. The relevant education and experience of each member of the Audit Committee is described under “Item 6.A. Directors, Senior Management and Employees - Directors and Senior Management” above. The terms of reference of the Audit Committee are given in the charter of the Audit Committee, attached hereto as Exhibit 2.2.

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

As of December 31, 2020, we had three employees in Canada, 10 employees in Mongolia, 1 employee working in the United States and 5 non-independent consultants working in Bolivia, Canada and the United States.

We rely on and engage consultants on a contract basis to assist us to carry on our administrative and exploration activities

E. Share Ownership

The following table sets forth certain information as of March 12, 2021 regarding the beneficial ownership of our Common Shares by the executive officers, officers and directors named herein. The percentage of Common Shares beneficially owned is computed on the basis of 200,542,449 Common Shares outstanding as of March 12, 2021.

Name and Title	Common Shares Held	Percentage of Common Shares as at March 12, 2021 (%)	Stock Options Granted	Exercise Price of Stock Options ($)	Date of Expiration (Stock Options)
John Lee, Chief Executive Officer and Executive Chairman	9,610,211 (1)	4.8	500,000	0.20	2-Jun-21
			300,000	0.49	12-Jan-22
			550,000	0.33	12-Jun-22
			680,000	0.35	1-Sep-22
			400,000	0.28	6-Apr-23
			350,000	0.33	17-Oct-23
			700,000	0.20	29-Jul-24
			300,000	0.44	1-Nov-24
			800,000	0.22	4-May-25
Greg Hall, Director	183,092	*	120,000	0.20	2-Jun-21
			50,000	0.49	12-Jan-22
			50,000	0.33	12-Jun-22
			50,000	0.35	1-Sep-22
			40,000	0.28	6-Apr-23
			50,000	0.33	17-Oct-23
			120,000	0.20	29-Jul-24
			80,000	0.44	1-Nov-24
			100,000	0.22	4-May-25
Marc Leduc, Director	23,585	*	150,000	0.20	29-Jul-24
			80,000	0.44	1-Nov-24
			100,000	0.22	4-May-25
Masa Igata, Director	826,348 (2)	*	120,000	0.20	2-Jun-21
			70,000	0.49	12-Jan-22
			50,000	0.33	12-Jun-22
			50,000	0.35	1-Sep-22
			40,000	0.28	6-Apr-23
			50,000	0.33	17-Oct-23
			100,000	0.20	29-Jul-24
			80,000	0.44	1-Nov-24
			100,000	0.22	4-May-25
David H. Smith, Director	0	*	50,000	0.20	2-Jun-21
			120,000	0.50	17-Aug-25
Ronald Espell, Vice-President, Environment and Sustainability	150,000	*	200,000	0.20	29-Jul-24
			100,000	0.44	1-Nov-24
			200,000	0.22	4-May-25
			300,000	0.50	17-Aug-25

Name and Title	Common Shares Held	Percentage of Common Shares as at March 12, 2021 (%)	Stock Options Granted	Exercise Price of Stock Options ($)	Date of Expiration (Stock Options)
Danniel Oosterman, Vice-President, Exploration	101,531	*	200,000	0.31	20-Feb-23
			20,000	0.28	6-Apr-23
			50,000	0.33	17-Oct-23
			100,000	0.20	29-Jul-24
			100,000	0.44	1-Nov-24
			200,000	0.22	4-May-25
Joaquin Merino-Marquez, Vice-Président, South American Operations	10,000	*	200,000	0.44	1-Nov-24
			250,000	0.22	4-May-25
			300,000	0.50	17-Aug-25
Irina Plavutska, Chief Financial Officer	0	*	70,000	0.49	12-Jan-22
			37,500	0.28	6-Apr-23
			50,000	0.33	17-Oct-23
			50,000	0.20	29-Jul-24
			100,000	0.44	1-Nov-24
			200,000	0.22	4-May-25
Brigitte McArthur, Corporate Secretary	6,000	*	100,000	0.33	15-Nov-24
TOTAL	10,084,419	5.04%	9.227.500

Notes:
(*)
Indicates less than 1%.

1.
The equivalent of 9,325,901 are held directly by Mr. Lee and a total of 284,310 Common Shares are held by Merit Holdings Ltd., a private company wholly owned and controlled by Mr. Lee.
2.
The Common Shares and Stock Options are held by Sophir Asia Limited, a private company wholly owned and controlled by Mr. Igata.

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

Record Holders

As at March 12, 2021, there were 275 holders of record of our Common Shares, of which 81 were U.S. residents owning 2,234,897 Common Shares (1.12%) of our outstanding Common Shares outstanding at that time.

Control

The Company is a publicly owned Canadian corporation, the shares of which are owned by Canadian residents, U.S. residents, and residents of other countries.

Change in Control

To the best of the Company’s knowledge, there are no arrangements the operation of which may result in a change in control of the Company.

B. Related Party Transactions

The related party transactions of the Company since January 1, 2020 are presented below.

●
Linx Partners Ltd., a private company controlled by John Lee, our Chief Executive Officer, Executive Chairman and a director of the Company, has provided management and consulting services to the Company since April 7, 2015 (prior to that, from June 13, 2011, Mr. Lee’s management and consulting services were provided to the Company though Mau Capital Management LLC, another private company controlled by Mr. Lee).. During the year ended December 31, 2020, we paid $420,000 and issued bonus Common Shares with a value of $320,000 (2019 - $371,000; 2018 - $401,044) for management and consulting services rendered to the Company by Linx Partners Ltd.
●
MaKevCo Consulting Inc., a private company 50% owned by Greg Hall, a director of the Company, provides consulting services to the Company. During the year ended December 31, 2020, we paid $26,800 and issued bonus Common Shares with a value of $6,000 (2019 - $21,400; 2018 - $21,200) for consulting services rendered to the Company by MaKevCo Consulting Inc.
●
Sophir Asia Ltd., a private company controlled by Masa Igata, a director of the Company, provides consulting services to the Company. During the year ended December 31, 2020, we paid $20,100 and issued bonus Common Shares a value of $6,000 (2019 - $19,600; 2018 - $19,100) for consulting services rendered to the Company by Sophir Asia Ltd. A summary of related party transactions by related party and a summary of the transactions by nature among the related parties is as follows:

	Year Ended December 31, 2020	Year Ended December 31, 2019	Year Ended December 31, 2018
Directors and officers	$1,536,167	$1,685,242	$1,265,152
Linx Partners Ltd.	740,000	371,000	401,044
MaKevCo Consulting Inc.	32,800	21,400	21,200
Sophir Asia Ltd.	26,100	19,600	19,100
TOTAL	$2,335,067	$2,097,242	$1,706,496

	Year Ended December 31, 2020	Year Ended December 31, 2019	Year Ended December 31, 2018
Consulting and management fees	$370,000	$218,500	$268,456
Directors’ fees	108,600	103,805	70,378
Mineral properties	1,387,067	1,171,585	631,610
Salaries	469,400	603,352	736,052
TOTAL	$2,335,067	$2,097,242	$1,706,496

As at December 31, 2020, there are no related party loans and amounts due to related parties were $1,800 (2019 - $30,533; 2018 - $4,634).

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

ASC Tax Claim

On January 2, 2015, the Company acquired ASC Holdings Limited and ASC Bolivia LDC (which together, hold ASC Bolivia LDC Sucursal Bolivia, which in turn, held Apogee Silver Ltd.’s (“Apogee”) joint venture interest in the Pulacayo Project) and Apogee Minerals Bolivia S.A. by paying to Apogee $250,000 in cash and issuing to Apogee 60 million Common Shares. The Company agreed to assume all liabilities of these former Apogee subsidiaries, including legal and tax liabilities associated with the Pulacayo Project. During Apogee’s financial year ended June 30, 2014, it received notice from the Servicio de Impuestos Nacionales, the national tax authority in Bolivia, that ASC Bolivia LDC Sucursal Bolivia, now the Company’s wholly-owned subsidiary, owed approximately Bs42,000,000 in taxes, interest and penalties relating to a historical tax liability in an amount originally assessed at approximately $7,600,000 in 2004, prior to Apogee acquiring the subsidiary in 2011.

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

Red Hill Tax Claim

During the year ended December 31, 2014, the Company’s wholly-owned subsidiary, Red Hill was issued a letter from the Sukhbaatar District Tax Division notifying it of the results of the Sukhbaatar District Tax Division’s VAT inspection of Red Hill’s 2009-2013 tax imposition and payments that resulted in validating VAT credits of only MNT235,718,533 from Red Hill’s claimed VAT credit of MNT2,654,175,507. Red Hill disagreed with the Sukhbaatar District Tax Division’s findings as the tax assessment appeared to the Company to be unfounded. The Company disputed the Sukhbaatar District Tax Division’s assessment and submitted a complaint to the Capital City Tax Tribunal. On March 24, 2015, the Capital City Tax Tribunal resolved to refer the matter back to the Sukhbaatar District Tax Division for revision and separation of the action between confirmation of Red Hill’s VAT credit, and the imposition of the penalty/deduction for the tax assessment.

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

YEAR	TSX ($) HIGH	TSX ($) LOW
December 31, 2020	0.55	0.10
December 31, 2019	0.49	0.15
December 31, 2018	4.35	0.105
December 31, 2017	6.19	2.78
December 31, 2016	4.61	0.015

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

Voting on Proposals. Arrangements, Contracts or Compensation by Directors

Other than as disclosed below, our articles do not restrict directors’ power to (a) vote on a proposal, arrangement or contract in which the directors are materially interested or (b) to vote compensation to themselves or any other members of their body in the absence of an independent quorum.

The BCBCA does, however, contain restrictions in this regard. The BCBCA provides that a director who holds a disclosable interest in a contract or transaction into which we have entered or proposes to enter is not entitled to vote on any directors’ resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution. A director who holds a disclosable interest in a contract or transaction into which we have entered or proposes to enter and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting. A director or senior officer generally holds a disclosable interest in a contract or transaction if (a) the contract or transaction is material to our company; (b) we have entered, or proposed to enter, into the contract or transaction, and (c) either (i) the director or senior officer has a material interest in the contract or transaction or (ii) the director or senior officer is a director or senior officer of, or has a material interest in, a person who has a material interest in the contract or transaction. A director or senior officer does not hold a disclosable interest in a contract or transaction merely because the contract or transaction relates to the remuneration of the director or senior officer in that person’s capacity as director, officer, employee or agent of our company or of an affiliate of our company.

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

Share Rights

The holders of our Common Shares are entitled to vote at all meetings of shareholders of the Company, to receive dividends if, as and when declared by the Board and to participate ratably in any distribution of property or assets upon the liquidation, winding-up or other dissolution of the Company. Our Common Shares carry no pre-emptive rights, conversion or exchange rights, redemption, retraction, repurchase, sinking fund or purchase fund provisions. There are no provisions requiring the holders of our Common Shares to contribute additional capital and there are no restrictions on the issuance of additional securities by the Company. There are no restrictions on the repurchase or redemption of the Common Shares by the Company except to the extent that any such repurchase or redemption would render the Company insolvent pursuant to the BCBCA.

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

Under the BCBCA, the holders of not less than five percent of our issued Common Shares that carry the right to vote at a meeting may requisition our directors to call a meeting of shareholders for the purposes of transacting any business that may be transacted at a general meeting.

Under our articles, the quorum for the transaction of business at a meeting of our shareholders is two persons who are, present in person or represent by proxy, shareholders holding, in the aggregate, at least five percent of the issued Common Shares entitled to be voted at the meeting.

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

Neither Canadian law nor our articles limit the right of a non-resident to hold or vote Common Shares, other than as provided in the Investment Canada Act (as amended by the World Trade Organization Agreement Implementation Act, the "Investment Act"). The Investment Act generally prohibits implementation of a direct reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a "Canadian", as defined in the Investment Act (a "non-Canadian"), unless, after review, the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in the Common Shares by a non-Canadian (other than a "WTO Investor," as defined below) would be reviewable under the Investment Act if it were an investment to acquire direct control of the company, and the value of the assets of the company were $5.0 million or more (provided that immediately prior to the implementation of the investment the Company was not controlled by WTO Investors). An investment in Common Shares by a WTO Investor (or by a non-Canadian other than a WTO Investor if, immediately prior to the implementation of the investment the Company was controlled by WTO Investors) would be reviewable under the Investment Act if it were an investment to acquire direct control of the company and the value of the assets of the Company equaled or exceeded an amount determined by the Minister of Finance (Canada) on an annual basis. The current threshold for review for WTO Investors or vendors (other than Canadians) is $1 billion. A non-Canadian, whether a WTO Investor or otherwise, would be deemed to acquire control of a company for purposes of the Investment Act if he or she acquired a majority of the Common Shares of the company.

The acquisition of less than a majority, but at least one-third of the Common Shares, would be presumed to be an acquisition of control of the company, unless it could be established that the company is not controlled in fact by the acquirer through the ownership of the Common Shares. In general, an individual is a WTO Investor if he or she is a "national" of a country (other than Canada) that is a member of the World Trade Organization ("WTO Member") or has a right of permanent residence in a WTO Member. A corporation or other entity will be a "WTO Investor" if it is a "WTO Investor-controlled entity", pursuant to detailed rules set out in the Investment Act. The U.S. is a WTO Member. Certain transactions involving our Common Shares would be exempt from the Investment Act, including:

●
an acquisition of the Common Shares if the acquisition were made in the ordinary course of that person’s business as a trader or dealer in securities;
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

Ownership Threshold

Our articles or the BCBCA do not contain any provisions governing the ownership threshold above which shareholder ownership must be disclosed. Securities legislation in Canada, however, requires that we disclose in our information circular for our annual general meeting, holders who beneficially own more than 10% of our issued and outstanding Common Shares. Most state corporation statutes do not contain provisions governing the threshold above which shareholder ownership must be disclosed. We expect that the United States federal securities laws will require us to disclose holders who own 5% or more of our issued and outstanding Common Shares of the Company. As of the date of this Annual Report there are no persons who, or corporations which, beneficially own, or control or direct, directly or indirectly, shares carrying 5% or more of the issued and outstanding Common Shares of the Company.

C. Material Contracts

1)
the Amendment to the Mineral Lease Agreement dated April 19, 2018 between the Company and Janelle Dietrich, concerning the lease by the Company of those mining claims which constitute the Gibellini Project. Refer to Gibellini Project, History disclosure for full details.
2)
the Pulacayo Mining Production Contract dated September 30, 2019, between the Company and the Corporación Minera de Bolivia, a branch of the Bolivian Mining Ministry. Refer to Pulacayo Project, Property disclosure for full details.
3)
The Triunfo APA between the Company’s subsidiary Illumina Silver Mining Corp. and a private party to acquire the Triunfo Project. Refer to the Triunfo Project, Bolivia disclosure for full details.

D. Exchange Controls

There are no governmental laws, decrees, regulations or other legislation, including foreign exchange controls, in Canada which may affect the export or import of capital or that may affect the remittance of dividends, interest or other payments to non-resident holders of the Company’s securities. Any remittances of dividends to United States residents, however, are subject to a withholding tax pursuant to the Income Tax Act (Canada) and the Canada-U.S. Income Tax Convention (1980) (each as amended and together the "Convention"). Remittances of interest to U.S. residents entitled to the benefits of the Convention are generally not subject to withholding taxes except in limited circumstances involving participating interest payments. Certain other types of remittances, such as royalties paid to U.S. residents, may be subject to a withholding tax depending on all of the circumstances.

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

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the "IRS") has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary.

F. Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the "Canada-U.S. Tax Convention"), and U.S. court decisions that are applicable, and, in each case, as in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied retroactively. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation.

U.S. Holders

For purposes of this summary, the term "U.S. Holder" means a beneficial owner of Common Shares that is for U.S. federal income tax purposes:

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

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a "functional currency" other than the U.S. dollar; (e) own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) acquire Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are subject to special tax accounting rules with respect to Common Shares; (i) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of the outstanding Common Shares; (j) are partnerships or other pass-through entities; (k) U.S. expatriates or former long-term residents of the U.S.; or (l) are persons that are subject to tax in a non-U.S. jurisdiction with respect to their Common Shares U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal, U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Common Shares.

If an entity or arrangement that is classified as a partnership (or other "pass-through" entity) for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences to such entity or arrangement and the partners (or other owners or participants) of such entity or arrangement generally will depend on the activities of the entity or arrangement and the status of such partners (or owners or participants). This summary does not address the tax consequences to any such partner (or owner or participants). Partners (or other owners or participants) of entities or arrangements that are classified as partnerships or as "pass-through" entities for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of Common Shares.

Passive Foreign Investment Company Rules

PFIC Status of the Company

If the Company were to constitute a “passive foreign investment company” under the meaning of Section 1297 of the Code (a “PFIC”, as defined below) for any year during a U.S. Holder’s holding period, then certain potentially adverse rules may affect the U.S. federal income tax consequences to a U.S. Holder as a result of the acquisition, ownership and disposition of Common Shares. The Company believes that it was classified as a PFIC during the tax year ended December 31, 2020, and based on current business plans and financial expectations, the Company expects that it should be a PFIC for the current tax year and may be a PFIC in future tax years. No opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or is currently planned to be requested. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or any subsidiary of the Company) concerning its PFIC status. Each U.S. Holder should consult its own tax advisors regarding the PFIC status of the Company and each subsidiary of the Company. In any year in which the Company is classified as a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621 annually.

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

Under certain attribution rules, if the Company is a PFIC, U.S. Holders will generally be deemed to own their proportionate Common Share’s direct or indirect equity interest in any company that is also a PFIC (a ‘‘Subsidiary PFIC’’), and will generally be subject to U.S. federal income tax on their proportionate share of (a) any "excess distributions," as described below, on the stock of a Subsidiary PFIC and (b) a disposition or deemed disposition of the stock of a Subsidiary PFIC by the Company or another Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC. In addition, U.S. Holders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of Common Shares. Accordingly, U.S. Holders should be aware that they could be subject to tax under the PFIC rules even if no distributions are received and no redemptions or other dispositions of Common Shares are made.

Default PFIC Rules Under Section 1291 of the Code

If the Company is a PFIC for any tax year during which a U.S. Holder owns Common Shares, the U.S. federal income tax consequences to such U.S. Holder of the acquisition, ownership, and disposition of Common Shares will depend on whether and when such U.S. Holder makes an election to treat the Company and each Subsidiary PFIC, if any, as a "qualified electing fund" or "QEF" under Section 1295 of the Code (a "QEF Election") or makes a mark-to-market election under Section 1296 of the Code (a "Mark-to-Market Election"). A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a "Non-Electing U.S. Holder."

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code (described below) with respect to (a) any gain recognized on the sale or other taxable disposition of Common Shares and (b) any "excess distribution" received on the Common Shares. A distribution generally will be an "excess distribution" to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder’s holding period for the Common Shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares (including an indirect disposition of the stock of any Subsidiary PFIC), and any "excess distribution" received on Common Shares or with respect to the stock of a Subsidiary PFIC, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the respective Common Shares. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income (and not eligible for certain preferred rates). The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as "personal interest," which is not deductible.

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

QEF Election

A U.S. Holder that makes a timely and effective QEF Election for the first tax year in which the holding period of its Common Shares begins generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to its Common Shares. A U.S. Holder that makes a timely and effective QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the net capital gain of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) the ordinary earnings of the Company, which will be taxed as ordinary income to such U.S. Holder. Generally, "net capital gain" is the excess of (a) net long-term capital gain over (b) net short- term capital loss, and "ordinary earnings" are the excess of (a) "earnings and profits" over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company. However, for any tax year in which the Company is a PFIC and has no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as "personal interest," which is not deductible.

A U.S. Holder that makes a timely and effective QEF Election with respect to the Company generally (a) may receive a tax-free distribution from the Company to the extent that such distribution represents "earnings and profits" of the Company that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the Common Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of Common Shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as "timely" if such QEF Election is made for the first year in the U.S. Holder’s holding period for the Common Shares in which the Company was a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year. If a U.S. Holder does not make a timely and effective QEF Election for the first year in the U.S. Holder’s holding period for the Common Shares, the U.S. Holder may still be able to make a timely and effective QEF Election in a subsequent year if such U.S. Holder meets certain requirements and makes a "purging" election to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such Common Shares were sold for their fair market value on the day the QEF Election is effective. If a U.S. Holder makes a QEF Election but does not make a "purging" election to recognize gain as discussed in the preceding sentence, then such U.S. Holder shall be subject to the QEF Election rules and shall continue to be subject to tax under the rules of Section 1291 discussed above with respect to its Common Shares. If a U.S. Holder owns PFIC stock indirectly through another PFIC, separate QEF Elections must be made for the PFIC in which the U.S. Holder is a direct shareholder and the Subsidiary PFIC for the QEF rules to apply to both PFICs.

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

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the Common Shares are marketable stock. The Common Shares generally will be "marketable stock" if the Common Shares are regularly traded on (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and surveillance requirements, and meets other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange effectively promote active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be "regularly traded" for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

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

A U.S. Holder makes a Mark-to-Market Election by attaching a completed IRS Form 8621 to a timely filed United States federal income tax return. A Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the Common Shares cease to be "marketable stock" or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a Mark-to-Market Election.

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

General Rules Applicable to the Ownership and Disposition of Common Shares

The following discussion describes the general rules applicable to the ownership and disposition of the Common Shares but is subject in its entirety to the special rules described above under the heading "Passive Foreign Investment Company Rules."

Distributions on Common Shares

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Common Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current and accumulated "earnings and profits" of the Company, as computed for U.S. federal income tax purposes. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates if the Company is a PFIC for the tax year of such distribution or the preceding tax year. To the extent that a distribution exceeds the current and accumulated "earnings and profits" of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Common Shares and thereafter as gain from the sale or exchange of such Common Shares. (See "Sale or Other Taxable Disposition of Common Shares" below). However, the Company may not maintain the calculations of its earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder may have to assume that any distribution by the Company with respect to the Common Shares will constitute ordinary dividend income. Dividends received on Common Shares by corporate U.S. Holders generally will not be eligible for the "dividends received deduction." Subject to applicable limitations and provided the Company is eligible for the benefits of the Canada-U.S. Tax Convention or the Common Shares are readily tradable on a United States securities market, dividends paid by the Company to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisors regarding the application of such rules.

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

G. Dividends and Paying Agents

Not Applicable.

H. Statement by Experts

Not Applicable.

I. Documents on Display

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

J. Subsidiary Information

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

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company’s cash primarily include highly liquid investments that earn interest at market rates that are fixed to maturity. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have significant impact on the fair values of the financial instruments as of December 31, 2020. The Company manages interest rate risk by maintaining an investment policy that focuses primarily on preservation of capital and liquidity.

Foreign Currency Risk

The Company is exposed to foreign currency risk to the extent that monetary assets and liabilities held by the Company are not denominated in Canadian dollars. The Company has exploration projects in the United States, Bolivia and Mongolia and undertakes transactions in various foreign currencies. The Company is therefore exposed to foreign currency risk arising from transactions denominated in a foreign currency and the translation of financial instruments denominated in US dollar, Bolivian boliviano and Mongolian tugrik into its reporting currency, the Canadian dollar. Based on the above, net exposures as at December 31, 2020, with other variables unchanged, a 10% (December 31, 2019 – 10%, December 31, 2018 – 10%) strengthening (weakening) of the Canadian dollar against the Mongolian tugrik would impact net loss with other variables unchanged by $100,000. A 10% strengthening (weakening) of the Canadian dollar against the Bolivian boliviano would impact net loss with other variables unchanged by $73,000. A 10% strengthening (weakening) of the US dollar against the Canadian dollar would impact net loss with other variables unchanged by $28,000. The Company currently does not use any foreign exchange contracts to hedge this currency risk.

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

Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is exposed to credit risk primarily associated to cash and receivables. The carrying amount of assets included on the statements of financial position represents the maximum credit exposure.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. A.-C.

Not applicable.

D. American Depository Receipts

The Company does not have securities registered as American Depository Receipts.

 PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

An evaluation was performed under the supervision and with the participation of the Company’s Audit Committee and management, including the Company’s CEO and the Company’s CFO, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures pursuant to Rules 13a-15(b) and 15d-15(b) of the U.S. Exchange Act as of December 31, 2020. Based on their evaluation, the Company’s CEO and CFO have concluded that the disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the U.S. Exchange Act is, (a) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (b) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

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

The Company’s management (with the participation of the CEO and the CFO) conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2020. This evaluation was based on the criteria set forth in the 2013 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its assessment, management has concluded that the Company’s internal control over financial reporting was effective during the year ended December 31, 2020, and management’s assessment did not identify any material weaknesses.

C. Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm due to: (1) the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, which permits the Company as a “non-accelerated filer” to provide only management’s report on internal control over financial reporting in this Annual Report and omit an attestation report of the issuer’s registered public accounting firm regarding management’s report on internal control over financial reporting; and (2) our qualifying as an “emerging growth company” under section 3(a) of the Exchange Act (as amended by the JOBS Act, enacted on April 5, 2012), providing us an exemption from the attestation requirement.

D. Changes in Internal Control Over Financial Reporting

Based upon their evaluation of our controls, our CEO and CFO have concluded that there were no significant changes in our internal control over financial reporting or in other factors during our last fiscal year that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

Not applicable.

ITEM A AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Board has determined that Mr. Greg Hall, Chairman of the Audit Committee possesses the educational and professional qualifications as well as the experience to qualify as an “Audit Committee Financial Expert” as defined in Item 407(d)(5) of Regulation S-K under the Exchange Act. Mr. Hall does not meet the criteria for independence of an audit committee member established under SEC Rule 10A-3. In addition, the Company believes that the other members of the Audit Committee are capable of analyzing and evaluating the financial statements and understanding internal controls and procedures for financial reporting.

ITEM B CODE OF ETHICS

The Company has adopted a Code of Ethics that applies to all directors, senior officers and employees of the Company including the CEO and CFO.

Shareholders may request a copy of the Code of Ethics by written request directed to Silver Elephant Mining Corp., Suite 1610, 409 Granville Street, Vancouver, British Columbia, Canada V6C 1T2.

There have been no waivers or amendments to the Code of Ethics during the year ended December 31, 2020.

ITEM C PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table shows the aggregate amounts billed to the Company by its principal auditors, Davidson & Company LLP Chartered Accountants, and its affiliates, for the three fiscal years ended December 31, 2020, for audit fees, audit related fees, tax fees and all other fees:

	Year Ended December 31, 2020 (4)	Year Ended December 31, 2019	Year Ended December 31, 2018
Audit Fees (1)	$86,037	$100,000	$100,000
Audit-Related Fees (2)	21,000	Nil	52,340
Tax Fees (3)	15,950	20,000	13,000
All Other Fees	20,000	Nil	Nil
TOTAL	$146,787	$120,000	$165,340

Notes:

1.
“Audit Fees” represent fees for the audit of the annual consolidated financial statements, and review in connection with the statutory and regulatory filings.
2.
“Audit Related Fees” represent fees for assurance and related services that are related to the performance of the audit.
3.
“Tax Fees” represent fees for tax compliance, tax advice and planning.
4.
Fees for the year ended December 31, 2020, are based, in part, upon estimates received by the Company as final invoices are yet to be rendered as of the date of this Annual Report.

ITEM D EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM E PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM F CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM G CORPORATE GOVERNANCE

Not applicable.

ITEM H MINE SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities with respect to mining operations and properties in the United States that are subject to regulation by the Federal Mine Safety and Health Administration (the “MSHA”) under the Federal Mine Safety and Health Act of 1977 (the “Mine Act”). During the year ended December 31, 2020, the Company had no operating mines in the United States that were subject to regulation by the MSHA under the Mine Act.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

Audited Financial Statements of the Company for the years ended December 31, 2020, 2019 and 2018.

ITEM 19. EXHIBITS

Exhibit Number
Description

1.1*
Articles of Incorporation (incorporated by reference from our Registration Statement on Form 20-F filed with the SEC on June 27, 2018).
1.2*
Amendment to Articles of Incorporation dated March 16, 2020 (incorporated by reference filed with the SEC on March 17, 2020.)
2.1
Description of Registered Securities (incorporated by reference from our Form 20-F filed with the SEC on March 31, 2020).
2.2
Audit Committee Charter dated October 21, 2020.
4.1*
Debt Settlement Agreement dated January 13, 2017 among Silver Elephant Mining Corp., Linx and John Lee (incorporated by reference from our Registration Statement on Form 20- F filed with the SEC on June 27, 2018).
4.2*
Mineral Lease Agreement dated June 22, 2017 between Silver Elephant Mining Corp. and Janelle Dietrich (incorporated by reference from our Registration Statement on Form 20-F filed with the SEC on June 27, 2018).
4.3*
Mineral Lease Agreement dated July 10, 2017 among Silver Elephant Mining Corp., Richard A. McKay, Nancy M. Minoletti and Pamela S. Scutt (incorporated by reference from our Registration Statement on Form 20-F filed with the SEC on June 27, 2018).
4.4*
Share Purchase Agreement dated February 7, 2018 among Silver Elephant Mining Corp., Medalist Capital Ltd. and 631208 B.C. Ltd. (incorporated by reference from our Registration Statement on Form 20-F filed with the SEC on June 27, 2018.
4.5*
Amendment to the Mineral Lease Agreement dated April 19, 2018 between Silver Elephant Mining Corp. and Janelle Dietrich (incorporated by reference from our Annual Report on Form 20-F filed with the SEC on March 31, 2019).
4.6*
Share-Based Compensation Plan (incorporated by reference from the Company’s Management information Circular filed with the SEC on June 1, 2020).
4.7*
English Summary of Pulacayo Joint Venture Agreement (incorporated by reference from our Annual Report on Form 20-F filed with the SEC on March 31, 2019).
4.8*
Underwriting Agreement between Silver Elephant Mining Corp., and Mackie Research Capital Corporation, Canaccord Genuity Corp. and Sprott Capital Partners LP. dated October 26, 2020 (incorporated by reference from our Form 6-K filed with the SEC on October 29, 2020).
4.9*
Amendment to Underwriting Agreement between Silver Elephant Mining Corp., and Mackie Research Capital Corporation, Canaccord Genuity Corp. and Sprott Capital Partners LP. dated November 17, 2020 (incorporated by reference from our Form 6-K filed with the SEC on November 18, 2020.)
4.10*
The El Triunfo Sales and Purchase Agreement dated July 13, 2020 between the Company’s subsidiary Illumina Silver Mining Corp. and a private party to acquire the El Triunfo Gold-Silver-Lead-Zinc Project (incorporated by reference filed with the SEC on February 9, 2021).
4.11*
Minago Project Asset Purchase Agreement dated January 21, 2021 (incorporated by reference and filed with the SEC on February 10, 2021)
4.12*
Voting Trust Agreement dated February 9, 2021 between Victory Nickel Inc. and the Company dated February 9, 2021 (incorporated by reference and filed with the SEC on February 10, 2021).
4.13*
Voting Trust Agreement in respect to the Company’s Common Shares dated February 9, 2021 (incorporated by reference and filed with the SEC on February 10, 2021).
4.14*
Debt Purchase Agreement between City Hall Capital LLC and Silver Elephant Mining Corp (redacted) . dated January 15, 2021 (incorporated by reference and filed with the SEC on February 10, 2021).
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
13.1
Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2
Certification of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*
43-101 Pulacayo 2020 Technical Report, effective Oct 13 2020 dated October 23, 2020 (incorporated by reference from our Form 6-K filed with the SEC on November 18, 2020)
101.INS XBRL
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

SILVER ELEPHANT MINING CORP.
Date: March 12, 2021	By:	/s/ John Lee
John Lee
Chief Executive Officer

SILVER ELEPHANT MINING CORP.

Annual Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(Expressed in Canadian Dollars)

TABLE OF CONTENTS

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING		3
Report of Independent Registered Public Accounting Firm		4
Consolidated Statements of Financial Position		6
Consolidated Statements of Operations and Comprehensive Gain (Loss)		7
Consolidated Statements of Changes in Equity		8
Consolidated Statements of Cash Flows		9

1	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS	10
2	BASIS OF PRESENTATION	10
3	BASIS OF CONSOLIDATION	11
4	CHANGES IN ACCOUNTING POLICIES	11
5	SIGNIFICANT JUDGMENTS, ESTIMATES AND ASSUMPTIONS	12
6	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES	16
7	SEGMENTED INFORMATION	21
8	CASH AND CASH EQUIVALENTS	21
9	RECEIVABLES	22
10	PREPAID EXPENSES	22
11	MARKETABLE SECURITIES	22
12	RIGHT-OF-USE ASSET	22
13	EQUIPMENT	23
14	MINERAL PROPERTIES	25
15	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES	30
16	LEASE LIABILITY	31
17	PROVISION FOR CLOSURE AND RECLAMATION	31
18	TAX PROVISION	32
19	SHARE CAPITAL	33
20	CAPITAL RISK MANAGEMENT	38
21	FAIR VALUE MEASUREMENTS AND FINANCIAL INSTRUMENTS	38
22	FINANCIAL RISK MANAGEMENT DISCLOSURES	39
23	RELATED PARTY DISCLOSURES	40
24	KEY MANAGEMENT PERSONNEL COMPENSATION	41
25	SUPPLEMENTAL CASH FLOW INFORMATION	42
26	CONTINGENCIES	42
27	EVENTS AFTER THE REPORTING DATE	43

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

“John Lee”	“Irina Plavutska”
----------------------------------------------------	---------------------------------------------------
John Lee, Chief Executive Officer	Irina Plavutska, Chief Financial Officer
         Vancouver, British Columbia

March 12, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of
Silver Elephant Mining Corp.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Silver Elephant Mining Corp. (the “Company”), as of December 31, 2020, 2019 and 2018, and the related consolidated statements of operations and comprehensive gain (loss), changes in equity (deficiency), and cash flows for the years ended December 31, 2020, 2019 and 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Silver Elephant Mining Corp. as of December 31, 2020, 2019 and 2018, and the results of its operations and its cash flows for the years ended December 31, 2020, 2019 and 2018 in accordance with those requirements of International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

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

We have served as the Company’s auditor since 2013.

Vancouver, Canada	Chartered Professional Accountants

March 12, 2021

SILVER ELEPHANT MINING CORP.
Consolidated Statements of Financial Position
(Expressed in Canadian Dollars)

As at		December 31,	December 31,	December 31,
	Notes	2020	2019	2018
Assets
Current assets
Cash	8	$7,608,149	$3,017,704	$5,304,097
Receivables	9	75,765	246,671	36,399
Prepaid expenses	10	114,717	135,767	123,272
		7,798,631	3,400,142	5,463,768
Non-current assets
Restricted cash equivalents	8	34,500	34,500	34,500
Reclamation deposits		21,055	21,055	21,055
Right-of-use asset	12	18,430	50,023	-
Equipment	13	153,800	159,484	101,162
Mineral properties	14	31,806,594	23,782,884	3,643,720
		$39,833,010	$27,448,088	$9,264,205
Liabilities and Equity (Deficiency)
Current liabilities
Accounts payable and accrued liabilities	15	$1,759,163	$2,420,392	$1,636,786
Lease liability	16	20,533	32,285	-
		1,779,696	2,452,677	1,636,786
Non-current liabilities
Lease liability	16	-	20,533	-
Provision for closure and reclamation	17	695,257	266,790	265,239
Tax provision	18	-	-	8,121,918
		2,474,953	2,740,000	10,023,943
Equity (Deficiency)
Share capital	19	197,612,182	181,129,012	173,819,546
Reserves	19	24,852,022	24,058,336	23,413,830
Deficit		(185,106,147)	(180,479,260)	(197,993,114)
		37,358,057	24,708,088	(759,738)
		$39,833,010	$27,448,088	$9,264,205

Approved on behalf of the Board:
"John Lee"	"Greg Hall"
John Lee, Director	Greg Hall, Director

Contingencies (Note 26)
Events after the reporting date (Note 27)

The accompanying notes form an integral part of these consolidated financial statements.

SILVER ELEPHANT MINING CORP.
Consolidated Statements of Operations and Comprehensive Gain (Loss)
(Expressed in Canadian Dollars)
		Years Ended December 31,
	Notes	2020	2019	2018
General and Administrative Expenses
Advertising and promotion		$541,029	$794,182	$471,230
Consulting and management fees	22	570,356	251,552	255,610
Depreciation and accretion		41,116	65,157	28,024
Director fees	22	108,600	103,805	70,378
Insurance		100,948	93,661	55,546
Office and administration		136,274	123,904	137,289
Professional fees		321,355	228,594	428,884
Salaries and benefits	23	530,065	760,182	827,168
Share-based payments	19	770,617	707,802	553,430
Stock exchange and shareholder services		180,433	139,908	239,319
Travel and accommodation		93,323	236,815	231,505
		(3,394,116)	(3,505,562)	(3,298,383)
Other Items
Costs in excess of recovered coal	13	(590,204)	(120,354)	(94,335)
Foreign exchange loss		(64,841)	(443,203)	(412,663)
(Impairment)/recovery of mineral property	14	-	13,708,200	(13,994,970)
Impairment of prepaid expenses	10	(121,125)	(51,828)	(26,234)
Impairment of equipment	13	-	-	(425,925)
Impairment of receivables	9	(470,278)	(16,304)	(21,004)
Loss on sale of marketable securities		-	-	(91,890)
(Loss)/gain on sale of equipment		13,677	(9,795)	-
Gain on debt settlement	23, 26	-	7,952,700	50,000
Other income		-	-	130,936.00
		(1,232,771)	21,019,416	(14,886,085)
Gain/(Loss) for Year		(4,626,887)	17,513,854	(18,184,468)
Fair value loss on marketable securities		-	-	(81,000)
Reclassification adjustment for realized loss
marketable securities		-	-	68,840
Comprehensive Gain/(Loss) for Year		$(4,626,887)	$17,513,854	$(18,196,628)
Gain/(Loss) Per Common Share,
basic		$(0.03)	$0.17	$(0.23)
diluted		$(0.03)	$0.17	$(0.23)
Weighted Average Number of Common Shares Outstanding,
basic		137,901,802	102,208,111	78,445,396
diluted		137,901,802	102,398,145	78,443,396

The accompanying notes form an integral part of these consolidated financial statements.

SILVER ELEPHANT MINING CORP.
Consolidated Statements of Changes in Equity (Deficiency)
(Expressed in Canadian Dollars)

	Number of Shares	Share Capital	Reserves	Accumulated Other Comprehensive Income (loss)	Deficit	Total Equity (Deficiency)
Balance, December 31, 2017	74,721,790	$165,862,805	$22,621,202	$12,160	$(179,808,646)	$8,687,521
Private placements, net of share issue costs	16,061,417	6,096,621	-	-	-	6,096,621
Warrants issued for mineral property	-	-	181,944	-	-	181,944
Exercise of stock options	87,500	39,500	(15,350)	-	-	24,150
Exercise of warrants	3,445,420	1,470,620	(132,453)	-	-	1,338,167
Bonus shares	1,000,000	350,000	-	-	-	350,000
Share-based payments	-	-	758,487	-	-	758,487
Loss for the year	-	-	-	-	(18,184,468)	(18,184,468)
Unrealized loss on marketable securities	-	-	-	(12,160)	-	(12,160)
Balance, December 31, 2018	95,316,127	$173,819,546	$23,413,830	-	$(197,993,114)	$(759,738)
Private placements, net of share issue costs	22,750,000	6,117,991	-	-	-	6,117,991
Finders shares	1,179,500	366,800	-	-	-	366,800
Debt Settlements	104,951	43,030	-	-		43,030
Exercise of stock options	622,500	328,095	(153,845)	-	-	174,250
Exercise of warrants	651,430	279,050	(28,478)	-	-	250,572
Bonus shares	500,000	115,000	-	-	-	115,000
Share compensation for services	175,000	59,500	-	-	-	59,500
Share-based payments	-	-	826,829	-	-	826,829
Gain for the year	-	-	-	-	17,513,854	17,513,854
Balance, December 31, 2019	121,299,508	$181,129,012	$24,058,336	-	$(180,479,260)	$24,708,088
Private placements, net of share issue costs	38,200,000	10,247,206	-	-	-	10,247,206
Finders units	156,900	(24,000)	24,000	-	-	-
Broker warrants	-	(226,917)	226,917	-	-	-
Shares issued for property acquisition	4,000,000	2,000,000	-	-	-	2,000,000
Exercise of stock options	1,233,750	572,659	(272,847)	-	-	299,812
Exercise of warrants	14,027,670	3,273,822	(166,628)	-	-	3,107,194
Bonus shares	1,601,000	640,400	-	-	-	640,400
Share-based payments	-	-	982,244	-	-	982,244
Loss for the year	-	-	-	-	(4,626,887)	(4,626,887)
Balance, December 31, 2020	180,518,828	$197,612,182	$24,852,022	-	$(185,106,147)	$37,358,057

The accompanying notes form an integral part of these consolidated financial statements.

SILVER ELEPHANT MINING CORP.
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

	Years Ended December 31,
	2020	2019	2018

Operating Activities
Net gain/(loss) for year	$(4,626,887)	$17,513,854	$(18,184,468)
Adjustments to reconcile net loss to net cash flows:
Depreciation and accretion	64,387	65,157	28,024
Share-based payments	770,617	707,802	553,430
Unrealized foreign exchange (gain)/loss	-	(169,218)	580,902
Share compensation for services	720,900	356,003	350,000
(Impairment)/recovery of mineral property	-	(13,708,200)	13,994,970
Impairment of prepaid expenses	121,125	51,828	26,234
Impairment of equipment	-	-	425,925
Impairment of receivables	470,278	16,304	21,004
Loss on sale of marketable securities	-	-	91,890
(Loss)/gain on sale of equipment	13,677	9,795	-
Change in estimate reclamation provision	405,196	-	-
Gain on debt settlement	-	(7,952,700)	-
	(2,060,707)	(3,109,375)	(2,112,089)
Changes to working capital items
Receivables	(299,372)	(196,079)	(22,750)
Prepaid expenses and reclamation deposits	(100,075)	(29,323)	(8,896)
Accounts payable and accrued liabilities	(88,888)	659,264	(482,952)
	(488,335)	433,862	(514,598)
Cash Used in Operating Activities	(2,549,042)	(2,675,513)	(2,626,687)

Investing Activities
Net (purchases)/proceeds from marketable securities	-	-	101,550
Proceeds on sale of equipment	50,695	-	-
Purchase of equipment	(111,592)	(113,564)	(120,416)
Mineral property expenditures	(6,336,166)	(6,123,401)	(3,609,896)
Cash Used in Investing Activities	(6,397,063)	(6,236,965)	(3,628,762)

Financing Activities
Proceeds from share issuance, net of share issue costs	10,201,706	6,237,791	6,096,621
Proceeds from exercise of stock options	299,812	174,250	24,150
Proceeds from exercise of warrants	3,072,194	250,572	1,338,167
Lease payments	(37,162)	(36,528)	-
Cash Provided by Financing Activities	13,536,550	6,626,085	7,458,938
Net Decrease in Cash	4,590,445	(2,286,393)	1,203,489
Cash - beginning of year	3,017,704	5,304,097	4,100,608
Cash - end of year	$7,608,149	$3,017,704	$5,304,097

Supplemental cash flow information (Note 25)

The accompanying notes form an integral part of these consolidated financial statements.

SILVER ELEPHANT MINING CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(Expressed in Canadian Dollars)

1.
DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Silver Elephant Mining Corp. (the “Company”) is incorporated under the laws of the province of British Columbia, Canada. The common shares without par value in the capital of the Company (the “Common Shares”) are listed for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “ELEF” and on the Frankfurt Stock Exchange under the symbol “1P2N” and are quoted on the OTCQX® Best Market under the symbol “SILEF”.

The Company is an exploration stage company. The Company holds an interest in the Pulacayo Paca silver-zinc-lead property located in Bolivia and an 100% interest in two vanadium projects in North America, being the Gibellini vanadium project, which is comprised of the Gibellini, Louie Hill and Bisoni vanadium deposits and associated claims located in the State of Nevada, USA, and the Titan vanadium-titanium-iron property located in the Province of Ontario, Canada. In 2020, the Company acquired the Sunawayo silver-zinc-lead and El Triunfo gold-silver-zinc properties in Bolivia. The Company also has a 100% interest in the Ulaan Ovoo coal property located in Selenge province, Mongolia and a 100% interest in the Chandgana Tal coal property and Khavtgai Uul coal property located in Khentii province, Mongolia.

The Company maintains its registered and records office at Suite 1610 – 409 Granville Street, Vancouver, British Columbia, Canada, V6C 1T2.

These consolidated audited annual financial statements have been prepared under the assumption that the Company is a going concern, which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. As at December 31, 2020, Company has a deficit of $185.1 million.

The business of mineral exploration involves a high degree of risk and there can be no assurance that the Company’s current operations, including exploration programs, will result in profitable mining operations. The recoverability of the carrying value of mineral properties, and property and equipment interests and the Company’s continued existence is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations, the ability of the Company to raise additional sources of funding, and/or, alternatively, upon the Company’s ability to dispose of some or all of its interests on an advantageous basis. These conditions may cast significant doubt upon the Company’s ability to continue as a going concern.

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

These Annual Financial Statements have been prepared on a historical cost basis, except for financial instruments classified as fair value through profit or loss (“FVTPL”), which are stated at their fair values. These Annual Financial Statements have been prepared using the accrual basis of accounting except for

SILVER ELEPHANT MINING CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(Expressed in Canadian Dollars)

2.
BASIS OF PRESENTATION (cont’d…)

cash flow information. These Annual Financial Statements are presented in Canadian Dollars, except where otherwise noted.

The accounting policies set out in Note 6 have been applied consistently by the Company and its subsidiaries to all periods presented.

The Annual Consolidated Financial Statements were reviewed by the Audit Committee and approved and authorized for issue by the Board of Directors on March 8, 2021.

3.
BASIS OF CONSOLIDATION

The Annual Financial Statements comprise the financial statements of the Company and its wholly owned and partially owned subsidiaries as at December 31, 2020. Subsidiaries are consolidated from the date of acquisition, being the date on which the Company obtains control, and continue to be consolidated until the date when such control ceases. Effects of transactions between subsidiaries are eliminated on consolidation. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company. Accounting policies of the subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company.

The Company’s significant subsidiaries at December 31, 2020 are presented in the following table:

4.
CHANGES IN ACCOUNTING POLICIES

Amendment to IFRS 16, COVID‐19‐Related Rent Concessions

In May 2020, the International Accounting Standards Board (“IASB”) issued an amendment to permit lessees, as a practical expedient, not to assess whether particular rent concessions that reduce lease payments occurring as a direct consequence of the COVID‐19 pandemic are lease modifications and instead to account for those rent concessions as if they are not lease modifications.   The amendment is effective for annual reporting periods beginning on or after June 1, 2020, with earlier application permitted. The adoption of this amendment is not expected to have an impact on the financial statements.

Amendments to IAS 1 and IAS 8: Definition of Material

In October 2018, the IASB issued amendments to IAS 1, Presentation of Financial Statements, and IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, to align the definition of “material” across the standards and to clarify certain aspects of the definition. The new definition states that, “Information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity.”   These amendments are effective for annual periods beginning on or after January 1, 2020. The amendments to the definition of material did not have a significant impact on the Annual Financial Statements.

SILVER ELEPHANT MINING CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(Expressed in Canadian Dollars)

4.
CHANGES IN ACCOUNTING POLICIES (cont’d…)

Future Accounting Pronouncements

The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

Amendments to IAS 16: Property, Plant and Equipment: Proceeds before Intended Use. In May 2020, the IASB issued amendments to IAS 16, Property, Plant and Equipment (IAS 16). The amendments prohibit a company from deducting from the cost of property, plant and equipment amounts received from selling items produced while the company is preparing the asset for its intended use. Instead, a company will recognize such sales proceeds and related costs in profit (loss). An entity is required to apply these amendments for annual reporting periods beginning on or after January 1, 2022. The amendments are applied retrospectively only to items of property, plant and equipment that are available for use after the beginning of the earliest period presented in the financial statements in which the entity first applies the amendments. We are currently assessing the effect of this amendment on our financial statements.

Amendments to IAS 1: Classification of Liabilities as Current or Non‐Current and Deferral of Effective Date. In January 2020, the IASB issued amendments to IAS 1, Presentation of Financial Statements, to provide a more general approach to the presentation of liabilities as current or non‐current based on contractual arrangements in place at the reporting date.

These amendments:
 − specify that the rights and conditions existing at the end of the reporting period are relevant in determining whether the Company has a right to defer settlement of a liability by at least twelve months;
 − provide that management’s expectations are not a relevant consideration as to whether the Company will exercise its rights to defer settlement of a liability; and
 − clarify when a liability is considered settled.

On July 15, 2020, the IASB issued a deferral of the effective date for the new guidance by one year to annual reporting periods beginning on or after January 1, 2023 and is to be applied retrospectively. The Company has not yet determined the impact of these amendments on its financial statements.

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

5.1.
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

SILVER ELEPHANT MINING CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
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

Management has determined that during the year ended December 31, 2020, none of the Company’s silver and vanadium projects have reached technical feasibility and commercial viability and therefore remain within Mineral Properties on the Statement of Financial Position.

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

During the year ended December 31, 2018, the Company wrote-off $13,994,970 of capitalized mineral property costs. During the year ended December 31, 2019, the Company reversed $13,708,200 of impairment (Note 14).

(d)
Deferred Tax Assets and Liabilities

The measurement of the deferred tax provision is subject to uncertainty associated with the timing of future events and changes in legislation, tax rates and interpretations by tax authorities. The estimation of deferred taxes includes evaluating the recoverability of deferred tax assets based on an assessment of the Company’s ability to utilize the underlying future tax deductions against future taxable income prior to expiry of those deductions. For deferred tax calculation purposes, Management assesses whether it is probable that some or all of the deferred income tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income, which in turn is dependent upon the successful discovery, extraction, development and commercialization of mineral reserves. To the extent that management’s assessment of the Company’s ability to utilize future tax deductions changes, the Company would be required to recognize more or fewer deferred tax assets, and future tax provisions or recoveries could be affected.

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

SILVER ELEPHANT MINING CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(Expressed in Canadian Dollars)

5.
SIGNIFICANT JUDGMENTS, ESTIMATES AND ASSUMPTIONS (cont’d…)

5.2 Estimates and Assumptions (cont’d…)

(b)
Depreciation

Significant judgment is involved in the determination of useful life and residual values for the computation of depreciation, depletion and amortization and no assurance can be given that actual useful lives and residual values will not differ significantly from current assumptions.

(c)
Impairment

The carrying value of long-lived assets are reviewed each reporting period to determine whether there is any indication of impairment. If the carrying amount of an asset exceeds its recoverable amount, the asset is impaired, and an impairment loss is recognized in the consolidated statement of operations. The assessment of fair values, including those of the cash generating units (the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflow from other assets or groups of assets) (“CGUs”) for purposes of testing impairment, require the use of estimates and assumptions for recoverable production, long-term commodity prices, discount rates, foreign exchange rates, future capital requirements and operating performance. Changes in any of the assumptions or estimates used in determining the fair value of long-lived assets could impact the impairment analysis.
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

Management has made significant assumptions about the recoverability of receivables and prepaid expense amounts. During the year ended December 31, 2020 the Company wrote-off $470,278 (2019 - $16,304;2018 - $21,004) of trade receivables which are no longer expected to be recovered and $121,125 (2019 - $51,828;2018 - $26,234) of prepaid expenses for which not future benefit is expected to be received.

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

SILVER ELEPHANT MINING CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(Expressed in Canadian Dollars)

5.
SIGNIFICANT JUDGMENTS, ESTIMATES AND ASSUMPTIONS (cont’d…)

5.2 Estimates and Assumptions (cont’d…)

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

COVID-19

An emerging risk is a risk not well understood at the current time and for which the impacts on strategy and financial results are difficult to assess or are in the process of being assessed. Since December 31, 2019, the outbreak of COVID-19 has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally, resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company and its operating subsidiaries in future periods.

COVID-19 may impact Company operations, and consequently, the nature and amounts and disclosures in the financial statements. Some of the specific areas impacted by COVID-19 include, but are not limited to:

●
Going concern assessments;
●
Evaluation of subsequent events;
●
Impairment and recovery of mineral properties;
●
Fair value measurements;
●
Lease modifications;
●
Employee termination benefits; and
●
Financial statement and Management Discussion & Analysis disclosures.

As at December 31, 2020, the COVID-19 pandemic has not affected the Company’s critical accounting policies.

SILVER ELEPHANT MINING CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(Expressed in Canadian Dollars)

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

If it is determined that capitalized acquisition, exploration and evaluation costs are not recoverable, or the property is abandoned or management has determined an impairment in value, the property is written down to its recoverable amount. Mineral properties are reviewed at least annually for indicators of impairment and are tested for impairment when facts and circumstances suggest that the carrying amount may exceed its recoverable amount.

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

(iii)
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

SILVER ELEPHANT MINING CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(Expressed in Canadian Dollars)

6.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

(b)
Mineral properties (cont’d…)

(iii)
Environmental (cont’d…)

and restrictions. If the restrictions adversely affect the scope of exploration and development on the mineral properties, the potential for production on the property may be diminished or negated.

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

The cost of major overhauls of parts of equipment is recognized in the carrying amount of the item if is probable that the future economic benefits embodied within the part will flow to the Company, and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of equipment are recognized in profit or loss as incurred.

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

SILVER ELEPHANT MINING CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(Expressed in Canadian Dollars)

6.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

(e)
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

(f)
 Costs in excess of recovered coal

Exploration expenditures are re-classified from Exploration and evaluation assets to deferred development costs within the property and equipment category once the work completed to date supports the future development of the property and such development receives appropriate approvals.

After reclassification, all subsequent expenditure on the construction, installation or completion of infrastructure facilities is capitalized within deferred development cost. Development expenditure is net of proceeds from the sale of coal extracted during the development phase to the extent that it is considered integral to the development of the mine. Any costs incurred in testing the assets to determine if they are functioning as intended, are capitalized, net of any proceeds received from selling any product produced while testing. Where these proceeds exceed the cost of testing, any excess is recognized in the statement of profit or loss and other comprehensive income.

As the Company’s Ulaan Ovoo mine has been impaired to a value of $nil (2019 - $nil, 2018 - $nil), all property costs incurred are presented net of incidental income earned from the property in all years presented.

(g)
 Unit offerings

Proceeds received on the issuance of units, consisting of common shares and warrants, are allocated first to common shares based on the market trading price of the common shares at the time the units are priced, and any excess is allocated to warrants.

(h)
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

(i)
Loss per share

Basic loss per share is calculated using the weighted average number of common shares outstanding during the period. The Company uses the treasury stock method to compute the dilutive effect of options and warrants. Under this method the dilutive effect on earnings per share is calculated presuming the exercise of outstanding options

SILVER ELEPHANT MINING CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(Expressed in Canadian Dollars)

6.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

(i)
Loss per share

and warrants. It assumes that the proceeds of such exercise would be used to repurchase common shares at the average market price during the period. However, the calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive.

(j)
 Income taxes

Income tax expense comprises current and deferred tax. Current tax is the expected tax payable or receivable on the taxable income or loss for the year using tax rates enacted or substantively enacted at the reporting date.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the tax laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity.

 A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(k)
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

(l)
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

Measurement

Financial assets and liabilities at FVTPL are initially recognized at fair value and transaction costs are expensed in the consolidated statement of loss and comprehensive loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets or liabilities held at FVTPL are included in the consolidated

SILVER ELEPHANT MINING CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(Expressed in Canadian Dollars)

6.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

(l)
 Financial instruments (cont’d…)

Measurement (cont’d…)

statement of operations and comprehensive loss in the period in which they arise. Where the Company has opted to designate a financial liability at FVTPL, any changes associated with the Company's credit risk will be recognized in OCI. Financial assets and liabilities at amortized cost are initially recognized at fair value, and subsequently carried at amortized cost less any impairment.

Impairment

The Company assesses on a forward-looking basis the expected credit loss (“ECL”) associated with financial assets measured at amortized cost, contract assets and debt instruments carried at FVOCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk. Please refer to Note 21 for relevant fair value measurement disclosures.

(m)
  Leases

At inception of a contract, we assess whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. We assess whether the contract involves the use of an identified asset, whether we have the right to obtain substantially all of the economic benefits from use of the asset during the term of the arrangement and if we have the right to direct the use of the asset. At inception or on assessment of a contract that contains a lease component, we allocate the consideration in the contract to each lease component on the basis of their relative stand-alone prices.

As a lessee, we recognize a right-of-use asset, which is included in property, plant and equipment, and a lease liability at the commencement date of a lease. The right-of-use asset is initially measured at cost, which is comprised of the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any decommissioning and restoration costs, less any lease incentives received.

The right-of-use asset is subsequently depreciated from the commencement date to the earlier of the end of the lease term, or the end of the useful life of the asset. In addition, the right-of-use asset may be reduced due to impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

A lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by the interest rate implicit in the lease, or if that rate cannot be readily determined, our incremental borrowing rate. Lease payments included in the measurement of the lease liability are comprised of:

●
fixed payments, including in-substance fixed payments, less any lease incentives receivable;
●
variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;
●
amounts expected to be payable under a residual value guarantee;
●
exercise prices of purchase options if we are reasonably certain to exercise that option; and
●
payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, or if there is a change in our estimate or assessment of the expected amount payable under a residual value guarantee, purchase, and extension or termination option. Variable lease payments not included in the initial measurement of the lease liability are charged directly to profit (loss).

SILVER ELEPHANT MINING CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(Expressed in Canadian Dollars)

6.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

(m)
  Leases (cont’d…)

We have elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets. The lease payments associated with these leases are charged directly to profit (loss) on a straight-line basis over the lease term.

7.
SEGMENTED INFORMATION

The Company operates in one operating segment, being the acquisition, exploration and development of mineral properties. Geographic segmentation of the Company’s non-current assets is as follows:
	December 31, 2020
	Canada	USA	Mongolia	Bolivia	Total
Reclamation deposits	$-	$-	$21,055	$-	$21,055
Equipment	9,729	80,401	2,790	60,880	153,800
Mineral properties	-	13,290,081	-	18,516,513	31,806,594
	$9,729	$13,370,482	$23,845	$18,577,393	$31,981,449

	December 31, 2019
	Canada	USA	Mongolia	Bolivia	Total
Reclamation deposits	$-	$-	$21,055	$-	$21,055
Equipment	12,005	89,826	35,721	21,932	159,484
Mineral properties	-	8,600,658	-	15,182,226	23,782,884
	$12,005	$8,690,484	$56,776	$15,204,158	$23,963,423

	December 31, 2018
	Canada	USA	Mongolia	Bolivia	Total
Reclamation deposits	$-	$-	$21,055	$-	$21,055
Equipment	14,839	22,713	33,440	30,170	101,162
Mineral properties	-	3,643,720	-	-	3,643,720
	$14,839	$3,666,433	$54,495	$30,170	$3,765,937

8.
CASH AND RESTRICTED CASH EQUIVALENTS

Cash and restricted cash equivalents of the Company are comprised of bank balances and a guaranteed investment certificate which can be readily converted into cash without significant restrictions, changes in value or penalties.

	December 31, 2020	December 31, 2019	December 31, 2018
Cash	$7,608,149	$3,017,704	$5,304,097
Restricted cash equivalents	34,500	34,500	34,500
	$7,642,649	$3,052,204	$5,338,597

Restricted Cash Equivalents

As at December 31, 2020, a guaranteed investment certificate of $34,500 (2019 - $34,500, 2018 – $34,500) has been pledged as collateral for the Company’s credit card.

SILVER ELEPHANT MINING CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(Expressed in Canadian Dollars)

9.
RECEIVABLES

Trade receivables are non-interest-bearing and are generally on terms of 30 to 90 days.

	December 31, 2020	December 31, 2019	December 31, 2018
Input tax recoverable	$73,804	$20,741	$36,399
Trade receivable	1,961	195,433	-
Subscriptions receivable	-	30,497	-
	$75,765	$246,671	$36,399

During the year ended December 31, 2020, the Company wrote-off $470,278 (2019 - $16,304, 2018 - $21,004) of receivables which are no longer expected to be recovered.

10.
PREPAID EXPENSES

	December 31, 2020	December 31, 2019	December 31, 2018
General	$26,759	$44,613	$47,215
Insurance	69,096	59,815	57,883
Environmental and taxes	6,850	6,850	8,789
Rent	12,012	24,489	9,385
	$114,717	$135,767	$123,272

During the year ended December 31, 2020, the Company wrote-off $121,125 (2019 - $51,828, 2018 - $26,234) of prepaid expenses for which no future benefit is expected to be received.

11.
MARKETABLE SECURITIES

As at and during the year ended December 31, 2020 and year ended December 31, 2019, the Company did not have marketable securities. During the year ended December 31, 2018, the Company sold all its marketable securities for proceeds of $162,490 and a realized loss of $91,890. Following the disposal of the shares, the Company reclassified the cumulative loss previously recognized in other comprehensive income of $68,840 to profit and loss on the sale of marketable securities.

The following table summarized information regarding the Company’s marketable securities as at December 31, 2020, 2019, and 2018:

Marketable securities	2020	2019	2018
Balance, beginning of year	$-	$-	205600
Additions	-	-	60940
Disposals	-	-	(162,490)
Realized loss on disposal	-	-	(91,890)
Unrealized gain/(loss) on market-to-market	-	-	(12,160)
Balance, end of year	$-	$-	$-

12.
RIGHT-OF-USE ASSET

During the first-time application of IFRS 16 to the Company’s office lease, the recognition of a right of use asset was required and the leased asset was measured at the amount of the lease liability using the Company’s current incremental borrowing rate of 10%. The lease contains no extension or termination options. The following table presents the right-of-use-asset as at January 1, 2019, December 31, 2019 and December 31, 2020:

Initial recognition, January 1, 2019	$81,617
Additions	-
Depreciation	(31,594)
Balance at December 31, 2019	$50,023
Depreciation	(31,593)
Balance at December 31, 2020	$18,430

SILVER ELEPHANT MINING CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(Expressed in Canadian Dollars)

13.
EQUIPMENT

During the year ended December 31, 2018, the Company wrote-off $425,925 of mining equipment in Bolivia that was no longer in use.

On October 10, 2018, the Company signed a lease agreement (the “Lease”) with an arms-length private Mongolian company (the “Lessee”) whereby the Lessee plans to perform mining operations at the Company’s Ulaan Ovoo coal mine and will pay the Company US$2.00 (the “Production Royalty”) for every tonne of coal shipped from the Ulaan Ovoo site premises. The Lessee paid the Company US$100,000 in cash (recorded as other income on the consolidated statement of operations) as a non-refundable advance royalty payment and is preparing, at its own and sole expense, to restart and operate the Ulaan Ovoo mine with its own equipment, supplies, housing and crew.
The Lease is valid for 3 years with an annual advance royalty payment (“ARP”) for the first year of US$100,000 which was due and paid upon signing, and US$150,000 and US$200,000 due on the 1st and 2nd anniversary of the Lease, respectively. The ARP can be credited towards the US$2.00 per tonne Production Royalty payments to be made to the Company as the Lessee starts to sell Ulaan Ovoo coal. The 3-year Lease can be extended upon mutual agreement. The first and second anniversary payments due have not been collected and the Company has recorded a full provision in the amount of $470,278 (US$350,000) due to uncertainty of their collection.

The impaired value of $Nil for deferred development costs at Ulaan Ovoo property at December 31, 2020 (2019, 2018 - $Nil) remains unchanged.

The following table summarized information regarding the Company’s equipment as at December 31, 2020, 2019, and 2018:

SILVER ELEPHANT MINING CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(Expressed in Canadian Dollars)

13.
EQUIPMENT
	Computer	Furniture &		Mining
	Equipment	Equipment	Vehicles	Equipment	Total
Cost
Balance, December 31, 2017	$100,074	$276,830	$172,692	$1,314,829	$1,864,425
Additions/(Disposals)	3,180	2,015	-	24,476	29,671
Impairment charge	-	-	-	(1,314,829)	(1,314,829)
Balance, December 31, 2018	$103,254	$278,845	$172,692	$24,476	$579,267
Accumulated depreciation
Balance, December 31, 2017	$96,695	$217,073	$129,842	$888,904	$1,332,514
Depreciation for year	1,316	16,351	13,337	3,491	34,495
Impairment charge	-	-	-	(888,904)	(888,904)
Balance, December 31, 2018	$98,011	$233,424	$143,179	$3,491	$478,105
Carrying amount at December 31, 2018	$5,243	$45,421	$29,513	$20,985	$101,162
Cost
Balance, December 31, 2018	$103,254	$278,845	$172,692	$24,476	$579,267
Additions/(Disposals)	-	-	46,914	-	46,914
Balance, December 31, 2019	$103,254	$278,845	$219,606	$24,476	$626,181
Accumulated depreciation
Balance, December 31, 2018	$98,011	$233,424	$143,179	$3,491	$478,105
Disposals	-	-	(39,178)	-	(39,178)
Depreciation for year	792	12,445	10,641	3,892	27,770
Balance, December 31, 2019	$98,803	$245,869	$114,642	$7,383	$466,697
Carrying amount at December 31, 2019	$4,451	$32,976	$104,964	$17,093	$159,484
Cost
Balance, December 31, 2019	$103,254	$278,845	$219,606	$24,476	$626,181
Additions	-	-	111,592	-	111,592
Disposals	(1,326)	-	(76,803)	-	(78,129)
Balance, December 31, 2020	$101,928	$278,845	$254,395	$24,476	$659,644
Accumulated depreciation
Balance, December 31, 2019	$98,803	$245,869	$114,642	$7,383	$466,697
Disposals	-	-	(12,431)	-	(12,431)
Depreciation for year	2,003	6,243	40,161	3,171	51,578
Balance, December 31, 2020	$100,806	$252,112	$142,372	$10,554	$505,844
Carrying amount at December 31, 2020	$1,122	$26,733	$112,023	$13,922	$153,800

SILVER ELEPHANT MINING CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(Expressed in Canadian Dollars)

14. MINERAL PROPERTIES

	Pulacayo	Gibellini	Sunawayo	Triunfo	Chandgana Tal	Khavtgai Uul	Total
Balance, December 31, 2017	$12,809,550	$490,356	$-	$-	$-	$-	$13,299,906
Additions:
Acquisition cost	$-	$425,605	$-	$-	$-	$-	$425,605
Deferred exploration costs:
Licenses, tax, and permits	-	387,149	-	-	1,271	261,168	649,588
Geological and consulting	51,112	1,509,587	-	-	-	-	1,560,699
Personnel, camp and general	847,538	831,023	-	-	20,590	3,741	1,702,892
	898,650	2,727,759	-	-	21,861	264,909	3,913,179
Impairment	(13,708,200)	-	-	-	(21,861)	(264,909)	(13,994,970)
Balance, December 31, 2018	$-	$3,643,720	$-	$-	$-	$-	$3,643,720
Additions:
Acquisition cost	$-	$-	$-	$-	$-	$-	$-
Deferred exploration costs:
Licenses, tax, and permits	6,239	286,158	-	-	-	-	292,397
Geological and consulting	964,716	3,200,773	-	-	-	-	4,165,489
Personnel, camp and general	503,071	1,470,007	-	-	-	-	1,973,078
	1,474,026	4,956,939	-	-	-	-	6,430,965
Impairment Recovery	13,708,200	-	-	-	-	-	13,708,200
Balance, December 31, 2019	$15,182,226	$8,600,658	$-	$-	$-	$-	$23,782,885
Additions:
Acquisition cost	$-	$2,253,566	$396,936	$135,676	$-	$-	$2,786,178
Deferred exploration costs:
Licenses, tax, and permits	5,733	348,165	-	-	-	-	353,898
Geological and consulting	1,767,089	897,085	116,152	327,989	-	-	3,108,315
Personnel, camp and general	584,712	1,190,607	-	-	-	-	1,775,319
	2,357,534	2,435,857	116,152	327,989	-	-	5,237,531
Balance, December 31, 2020	$17,539,760	$13,290,081	$513,088	$463,665	$-	$-	$31,806,594

SILVER ELEPHANT MINING CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(Expressed in Canadian Dollars)

14.
MINERAL PROPERTIES (cont’d...)

Gibellini Project, Nevada, United States

Gibellini Project

The Gibellini Project consists of a total of 555 unpatented lode mining claims that includes: the Gibellini group of 40 claims, the VC Exploration group of 105 claims, the Bisoni group of 201 claims and the Company group of 209 claims. All the claims are located in Eureka County, Nevada, USA.

Gibellini Group

The Gibellini group of claims were acquired on June 22, 2017, through leasehold assignments from the claimant and then-holder of the Gibellini mineral claims (the “Gibellini Lessor”). Under the Gibellini mineral lease agreement (the “Gibellini MLA”), the Company leased this core group of claims, which originally constituted the entire Gibellini Project, by, among other things, agreeing to pay to the Gibellini Lessor annual advance royalty payments. These payments are tied, based on an agreed formula not to exceed US$120,000 per year, to the average vanadium pentoxide price of the prior year (each an "Advance Royalty Payment"). Upon commencement of production, the obligation to make Advance Royalty Payments will cease and the Company will instead maintain its acquisition through lease of the Gibellini group of claims by paying to the Gibellini Lessor, a 2.5% net smelter return royalty (the “Gibellini NSR Payments”) until a total of US$3 million is paid. Thereafter, the Gibellini NSR will be reduced to 2% over the remaining life of the mine (and referred to thereafter, as “Production Royalty Payments”). Upon commencement of production, any Advance Royalty Payments that have been made will be deducted as credits against the Gibellini NSR Payments or Production Royalty Payments, as applicable. The lease is for a term of 10 years, expiring on June 22, 2027, which can be extended for an additional 10 years, at the Company’s option.

On April 19, 2018, the Gibellini MLA was amended to grant the Company the option, at any time during the term of the Gibellini MLA, which ends on June 22, 2027, to require the Gibellini Lessor to transfer their title over all of the leased mining claims (excluding four claims which will be retained by the Gibellini Lessor) (the "Transferred Claims") to the Company in exchange for US$1,000,000, which will be deemed an Advance Royalty Payment (the “Transfer Payment”). A credit of US$99,027 in favour of the Company towards the Transfer Payment was paid upon the execution of the amendment, with a remaining balance of US$900,973 on the Transfer Payment due and payable by the Company to the Gibellini Lessor upon completion of transfer of the Transferred Claims from the Gibellini Lessor to the Company. The Advance Royalty Payment obligation and Production Royalty Payments will not be affected, reduced or relieved by the transfer of title.

On June 22, 2020, the Company paid US$50,000 (2019 – US$120,000, 2018 – US$101,943) of the Advance Royalty Payment to the Gibellini Lessor.

During year 2020, the Company expanded the land position at the Gibellini Project, by staking a total of 32 new claims immediately adjacent to the Gibellini Project.

The Bisoni Group

On September 18, 2020, the Company completed the acquisition of the Bisoni vanadium property situated immediately southwest of the Gibellini Project pursuant to an asset purchase agreement (the “Bisoni APA”) dated August 18, 2020, with Cellcube Energy Storage Systems Inc. (“Cellcube”). The Bisoni property comprised of 201 lode mining claims. As consideration for the acquisition of the Bisoni property under the Bisoni APA, the Company issued 4 million Common Shares (the “Bisoni APA Shares”) and paid $200,000 cash to Cellcube. Additionally, subject to TSX approval, if, on or before December 31, 2023, the price of European vanadium pentoxide on the Metal Bulletin (or an equivalent publication) exceeds US$12 a pound for 30 consecutive days, the Company will issue to Cellcube additional Common Shares with a value of $500,000 calculated based upon the 5-day volume weighted average price of the Common Shares immediately following the satisfaction of the vanadium pentoxide pricing condition.

SILVER ELEPHANT MINING CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(Expressed in Canadian Dollars)

14.
MINERAL PROPERTIES (cont’d...)

Gibellini Project, Nevada, United States (cont’d…)

VC Exploration Group

The Company entered into a lease agreement to acquire 10 unpatented lode claims totaling approximately 207 gross acres (the “Former Louie Hill Claims”) from their holders (the “Former Louie Hill Lessors”) on July 10, 2017 (the “Louie Hill MLA”). The Former Louie Hill Claims were located approximately 1600 feet south of the Gibellini group of claims. The Former Louie Hill Claims were subsequently abandoned by the Former Louie Hill Lessors, and on March 11 and 12, 2018, the Company staked the area within and under 17 new claims totaling approximately 340 gross acres, which now collectively comprise the expanded Louie Hill group of claims (the “Current Louie Hill Claims”).

On October 22, 2018, the Company entered into a royalty agreement (the “Royalty Agreement”) with the Former Louie Hill Lessors that replaced, on substantially similar terms, the Louie Hill MLA. The Royalty Agreement provides for the Company to pay the following royalties to the Former Louie Hill Lessors as an advance royalty: (i) US$75,000 upon the Company achieving Commercial Production (as defined in the Royalty Agreement) at the Gibellini Project; (ii) US$50,000 upon the Company selling, conveying, transferring or assigning all or any portion of certain claims defined in the Royalty Agreement to any third party and (iii) annually upon the anniversary date of July 10, 2018, and the anniversary date of each year thereafter during the term of the Royalty Agreement: (a) if the average vanadium pentoxide price per pound as quoted on www.metalbulletin.com (the “Metal Bulletin”) or another reliable and reputable industry source as agreed by the parties, remains below US$7.00/lb during the preceding 12 months, US$12,500; or (b) if the average vanadium pentoxide price per pound as quoted on Metal Bulletin or another reliable and reputable industry source as agreed by the parties, remains equal to or above US$7.00/lb during the preceding 12 months, US$2,000 x average vanadium pentoxide price per pound up to a maximum annual advance royalty payment of US$28,000.

Further, the Company will pay to the Former Louie Hill Lessors a 2.5% net smelter return royalty (the “Louie Hill NSR”) payable on vanadium pentoxide produced from the area of the Former Louie Hill Claims contained within the Current Louie Hill Claims. The Company may purchase three-fifths of the Louie Hill NSR at any time for US$1,000,000, leaving the total Louie Hill NSR payable by the Company at 1.0% for the remaining life of the mine. Any Louie Hill Advance Royalty Payments that have been made at the time of Commercial Production will be deducted as credits against future payments under the Louie Hill NSR. The payments under the Royalty Agreement will continue for an indefinite period and will be payable as long as the Company, its subsidiaries, or any of their permitted successors or assigns holds a valid and enforceable mining concession over the area.

On July 7, 2020, the Company paid US$12,500 (2019 – US$28,000, 2018 - US$21,491), comprising the Louie Hill Advance Royalty Payment to the Former Louie Hill Lessors.

On February 15, 2018, the Company acquired an additional 105 unpatented lode mining claims located adjacent to its existing Gibellini Project in Nevada, USA through the acquisition of VC Exploration (US) Inc, ("VC Exploration") by paying a total of $335,661 in cash and issuing 500,000 Common Share purchase warrants (valued at $89,944) to arm’s-length, private parties. Each warrant entitles the holder upon exercise, to acquire one Common Share at a price of $0.50 per Common Share until February 15, 2021. The acquisition of the VC Exploration has been accounted for as an asset acquisition as their activities at the time of the acquisition consisted of mineral claims only.

The Company Group

During 2017 and 2018, the Company expanded the land position at the Gibellini Project, by staking a total of 209 new claims immediately adjacent to the Gibellini Project covering 4091 acres.

SILVER ELEPHANT MINING CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(Expressed in Canadian Dollars)

14.
MINERAL PROPERTIES (cont’d...)

Pulacayo Project, Bolivia

The Company holds an interest in the Pulacayo Paca silver-lead-zinc project in Bolivia (the "Pulacayo Project").

The Pulacayo Project mining rights are recognized by two legally independent contractual arrangements, one covering all, except the Apuradita deposit, from a mining production contract (the "Pulacayo MPC") between the Company and the Corporación Minera de Bolivia ("COMIBOL"), a Bolivian state mining company, and the original holder of the rights, executed on October 3, 2019. The Pulacayo MPC grants the Company the 100% exclusive right to develop and mine at the Pulacayo and Paca concessions for up to 30 years against certain royalty payments. In connection with the Apuradita deposit, its rights are covered by a second contractual arrangement, with the Bolivian Jurisdictional Mining Authority, acting for the Government of Bolivia, which is in process of formalization, as a mean of recognition of the acquired rights to what was originally the mining concession. Until such time as the contract is formalized, all mining rights, as recognized in the Bolivian Mining Law 535, can be exercised by the holder of the ex-concession.

Pursuant to the Pulacayo MPC, ASC Bolivia LDC Sucursal Bolivia (“ASC”), a subsidiary of the Company, has committed to pay monthly rent of US$1,000 to COMIBOL and US$1,500 monthly rent to the Pulacayo Ltda. Mining Cooperative until the Pulacayo Project starts commercial production.

During the year ended December 31, 2018, the Company determined there were several indicators of potential impairment of the carrying value of the Pulacayo Paca property. The indicators of potential impairment were as follows:

●
change in the Company’s primary focus to the Gibellini Project;
●
management’s decision to suspend further exploration activities; and
●
no positive decision from the Bolivian Government to grant mining production contract to develop the project.

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
●
the Company completed a positive final settlement of Bolivian tax dispute (Note 26).

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

SILVER ELEPHANT MINING CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(Expressed in Canadian Dollars)

14.
MINERAL PROPERTIES (cont’d...)

Pulacayo Project, Bolivia (cont’d...)

As the recoverable amount estimated with respect to the above was $31.4 million an impairment recovery of $13,708,200 was recorded during the year ended December 31, 2019.

Triunfo Project, Bolivia

On July 13, 2020, the Company announced that it had entered into an agreement (the “Triunfo Agreement”) with a private party (the “Triunfo Vendor”) for the right to conduct mining exploration activities (the “Exploration Right”) within the El Triunfo gold-silver-lead-zinc project in La Paz District, Bolivia (the “Triunfo Project”) and the right, at the Company’s election, to purchase the Triunfo Project for US$1,000,000 (the “Purchase Right”) and together with the Exploration Right, the “Triunfo Rights”).  The Purchase Right can be exercised at any time after the Triunfo Vendor completes the required Bolivian administrative procedures for the Triunfo Project until July 13, 2025 or such further period as the parties may agree.  To secure the Triunfo Rights, the Company paid the Triunfo Vendor US$100,000 upon execution of the Triunfo Agreement.  Until the Company exercises its Purchase Right, beginning in 2021 the Company must pay the Triunfo Vendor US$50,000 on June 15 of each year to maintain the Triunfo Rights.  The Company may elect to terminate the Triunfo Agreement at any time.  If the Company exercises the Purchase Right, the Triunfo Vendor will maintain up to a 5% interest of the profits, net of taxes and royalties, derived from the sale of concentrate produced from the Triunfo Project (the “Residual Interest”). If the Company exercises the Purchase Right, the Company may reduce some or all of the Residual Interest at any time by making a lump sum payment to the Triunfo Vendor at any time to reduce some or all of the Residual Interest as follows:

●
the Residual Interest may be extinguished for US$300,000;
●
the Residual Interest may be reduced to 4% for US$250,000;
●
the Residual Interest may be reduced to 3% for US$200,000;
●
the Residual Interest may be reduced to 2% for US$150,000; or
●
the Residual Interest may be reduced to 1% for US$100,000.

Sunawayo Project, Bolivia

On September 7, 2020, the Company announced that it had entered into a binding sales and purchase agreement (the “Sunawayo SPA”) with a private party (the “Sunawayo Vendor”) to acquire the Sunawayo silver-lead mining project (the “Sunawayo Project”). Subject to the provisions of the Sunawayo SPA, the Sunawayo Vendor agreed to irrevocably transfer the mining rights of the Sunawayo Project to the Company for consideration of US$6,500,000, which payment consists of US$300,000 paid on execution of the Sunawayo SPA, with the remaining US$6,200,000 to be paid in cash over a one-year period in twelve equal monthly installments, starting March 1, 2021.

Previously Impaired Properties

Chandgana Properties, Mongolia

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

During the year ended December 31, 2017, the Company determined there were several indicators of potential impairment of the carrying value of the Chandgana Tal and Khavtgai Uul properties. As result, in accordance with IFRS 6, Exploration for and Evaluation of Mineral Resources and IAS 36, Impairment of Assets, at December 31, 2017, the Company assessed the recoverable amount of the Chandgana Properties deferred exploration costs and determined that its value in use is $nil. As at December 31, 2017, the recoverable amount of $nil resulted in an

SILVER ELEPHANT MINING CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(Expressed in Canadian Dollars)

14.
MINERAL PROPERTIES (cont’d...)

Previously Impaired Properties (cont’d...)

Chandgana Properties, Mongolia (cont’d...)

impairment charge of $14,733,067 against the value of the deferred exploration costs, which was reflected on the consolidated statement of operations. As at and for the year ended December 31, 2020 and as for years ended December 31, 2019 and 2018, there were no changes to the impairment assessment and accordingly all costs remain impaired.

Titan Property, Ontario, Canada

The Company has a 100% interest in the Titan property, a vanadium-titanium-iron project located in Ontario, Canada. In January 2010, the Company entered into an option agreement (the "Titan Agreement") with Randsburg International Gold Corp. (“Randsburg”) whereby the Company had the right to acquire an 80% interest in the Titan property by paying Randsburg an aggregate of $500,000 (paid), and by incurring exploration expenditures of $200,000 by December 31, 2010. Pursuant to the Titan Agreement, Randsburg has the option to sell the remaining 20% interest in the Titan property to the Company for $150,000 cash or 400,000 Common Shares.

At December 31, 2014, due to market conditions, the Company impaired the value of the property to $nil. On February 10, 2017, the Company negotiated with Randsburg to acquire the remaining 20% title interest of Randsburg in the Titan project by issuing to Randsburg 20,000 Common Shares at a value of $4.81 per Common Share.

Therefore, the Company recorded an impairment loss of $96,200 on the acquisition of the remaining title interest in the Titan property which was reflected on the consolidated statement of operations and comprehensive loss during the year ended December 31, 2017. As there were no benchmark or market changes from January 1, 2015, to December 31, 2020, the impaired value of $nil for Titan property remains unchanged.

15.
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities of the Company consist of amounts outstanding for trade and other purchases relating to development and exploration, along with administrative activities. The usual credit period taken for trade purchases is between 30 to 90 days.

	Year Ended December 31,
	2020	2019	2018
Trade accounts payable	$1,717,977	$2,420,392	$1,636,786
Accrued liabilities	41,186	-	-
	$1,759,163	$2,420,392	$1,636,786

SILVER ELEPHANT MINING CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(Expressed in Canadian Dollars)

16.
LEASE LIABILITY

As at December 31, 2020, the Company recorded $20,533 of lease liability. The incremental borrowing rate for lease liability initially recognized as of January 1, 2019 was 10%.

Lease liability
Initial recognition, January 1, 2019	$81,617
Cash flows:
Lease payments for year	(36,528)
Non-cash changes:
Accretion expenses for year	7,729
Balance at December 31, 2019	$52,818

Cash flows:
Lease payments for year	(37,162)
Non-cash changes:
Accretion expenses for year	4,877
Balance at December 31, 2020	20,533

The Company does not face a significant liquidity risk with regard to its lease liability. Lease liability is monitored within the Company treasury function. The lease liability matures in 2021.

There were no significant payments made for short-term or low value leases in the year ended December 31, 2020 (2019 - $nil).

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

Management used a risk-free interest rate of 1.14% (2019 – 1.72%, 2018 – 1.98%) and a risk premium of 8.66% (2019 – 7%, 2018– 7%) in preparing the Company’s provision for closure and reclamation. Although the ultimate amount of reclamation costs to be incurred cannot be predicted with certainty, the total undiscounted amount of estimated cash flows required to settle the Company’s estimated obligations is $4,951,000 over the next 21 years. The cash expenditures are expected to occur over a period of time extending several years after the projected mine closure of the mineral properties.

	December 31, 2020	December 31, 2019	December 31, 2018
Balance, beginning of year	$266,790	$265,239	$244,323
Change in estimate	405,196	-	-
Accretion	23,271	1,551	20,916
Balance, end of year	$695,257	$266,790	$265,239

SILVER ELEPHANT MINING CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
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

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2020	2019	2018

Income (loss) for the year	$(4,626,887)	$17,513,854	$(18,184,469)

Expected income tax (recovery)	$(1,249,000)	$4,729,000	$(4,910,000)
Change in statutory, foreign tax, foreign exchange rates and other	117,000	(529,000)	389,000
Permanent differences	269,000	(4,861,000)	3,833,000
Share issue cost	(250,000)	(103,000)	(151,000)
Adjustment to prior years provision versus statutory tax returns and expiry of non-capital losses	404,000	1,205,000	12,000
Change in unrecognized deductible temporary differences	709,000	(441,000)	827,000
Total income tax expense (recovery)	$-	$-	$-

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

The significant components of the Company’s temporary differences, unused tax credits and unused tax losses that have not been included on the consolidated statement of financial position are as follows:

	2020	Expiry Date Range	2019	Expiry Date Range	2018	Expiry Date Range
Temporary Differences
Exploration and evaluation assets	$6,284,000	No expiry date	$6,135,000	No expiry date	$19,625,000	No expiry date
Investment tax credit	23,000	2029	23,000	2029	23,000	2029
Property and equipment	1,547,000	No expiry date	1,242,000	No expiry date	1,138,000	No expiry date
Share issue costs	1,212,000	2041 to 2044	747,000	2040 to 2043	644,000	2039 to 2042
Asset retirement obligation	695,000	No expiry date	267,000	No expiry date	265,000	No expiry date
Allowable capital losses	4,150,000	No expiry date	5,864,000	No expiry date	6,607,000	No expiry date
Non-capital losses available for future periods	30,569,000	2023 to 2040	27,024,000	2023 to 2039	24,109,000	2030 to 2038
Canada	30,015,000	2029 to 2040	26,980,000	2029 to 2039	21,402,000	2029 to 2038
Mongolia	554,000	2023 to 2028	44,000	2023 to 2027	-	2023 to 2026

SILVER ELEPHANT MINING CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(Expressed in Canadian Dollars)

19.
SHARE CAPITAL

(a)
Authorized

The authorized share capital of the Company consists of an unlimited number of Common Shares. At December 31, 2020, the Company had 180,518,828 (December 31, 2019 – 121,299,508; December 31, 2018 – 95,316,127) Common Shares issued and outstanding.

On August 8, 2018, the Company completed a common share split on the basis of ten (10) new Common Shares, options and warrants for every one (1) old Share, option and warrant outstanding (the “Split”).  All information with respect to the number of Common Shares and issuance prices for the time periods prior to the Split was restated to reflect the Common Share Consolidation and the Split.

(b)
Equity issuances

During the year ended December 31, 2020

On May 1, 2020 and on May 20, 2020, the Company closed two tranches of a non-brokered private placement (the "May 2020 Private Placement") for aggregate gross proceeds of $1,930,500 and share compensation for services of $45,500 through the issuance of 15,200,000 units of the Company (each, a "Unit") at a price of $0.13 per Unit. Each Unit is comprised of one Common Share and one Common Share purchase warrant (each, a “Warrant”). Each Warrant entitles the holder to purchase one Common Share at an exercise price of $0.16 for a period of three years from the date of issuance. The Company paid $3,250 in cash and issued 156,900 Units as finder’s fees in connection with the May 2020 Private Placement. The Units issued as a finder's fee have been valued at $24,000 based on the offering price of the Units under the May 2020 Private Placement. The Company has recorded the fair value of the finder’s units as share issuance costs.

The Company issued 1,601,000 Common Shares with a value of $640,400 as a bonus payment to certain directors, officers, employees, and consultants of the Company.

On September 18, 2020, the Company issued 4,000,000 Common Shares at a value of $0.50 per Common Share in relation with purchase of Bisoni Project in Nevada, USA.

On November 24, 2020, the Company closed its bought deal short form prospectus offering pursuant to which the Company has issued 23,000,000 Common Shares at a price of $0.40 per Common Share for aggregate gross proceeds of $9,200,000 (the “Offering”). Pursuant to the terms and conditions of the Underwriting Agreement, the Company paid a cash commission to the Underwriters of $534,000, additional fees of $391,544 and issued 1,335,000 Share purchase warrants as a finder’s fee in relation with the Offering. The fair value of $226,917 of the issued warrants determined using the Black-Scholes option pricing model using the following assumptions: (1) a risk-free interest rate of 0.2%; (2) warrant expected life of one year; (3) expected volatility of 107%, and (4) dividend yield of nil. The Company has recorded the fair value of the finder’s units as share issuance costs.

During the year ended December 31, 2020, the Company issued 1,233,750 Common Shares on the exercise of stock options for total proceeds of $299,812.

During the year ended December 31, 2020, the Company issued 14,027,670 Common Shares on the exercise of warrants for aggregate gross proceeds of $3,072,194 and share compensation for services of $35,000.

During the year ended December 31, 2019

On September 6, 2019, the Company closed its non-brokered private placement for $2,600,000 through the issuance of 13,000,000 Common Shares at a price of $0.20 per Common Share. The Company paid $15,209 and issued 525,000 Common Shares as a finder’s fee valued at $105,000. $175,000 of the private placement was for prepaid consulting fees for the Company’s executive chairman, of which $35,000 is included in prepaid expenses as at December 31, 2019 and $41,503 for services. Included in accounts receivable as at December 31, 2019 is $30,497 of subscriptions receivable.

SILVER ELEPHANT MINING CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(Expressed in Canadian Dollars)

19. SHARE CAPITAL (cont’d…)

(b)
Equity issuances (cont’d…)

During the year ended December 31, 2019 (cont’d…)

On October 18, 2019, the Company closed its non-brokered private placement for gross proceeds of $3,900,000 through the issuance of 9,750,000 Common Shares at a price of $0.40 per Share. Also, the Company issued 654,500 Common Shares as a finder’s fee valued at $261,800.

On October 9, 2019, the Company issued 104,951 Common Shares with a value of $43,030, to its directors to settle director fees debts owing to them.

The Company issued 622,500 and 651,430 Common Shares on the exercise of stock options and warrants respectively for total proceeds of $424,822.

The Company issued 500,000 sign-on bonus Common Shares with a fair value of $0.23 per Share to an officer valued at $115,000.

On September 26, 2019, the Company issued 175,000 Common Shares valued at $59,500 for consulting services.

During the year ended December 31, 2018

On August 14, 2018, the Company closed its non-brokered private placement for gross proceeds of $1,137,197 through the issuance of 4,061,417 units of the Company. Each unit is comprised of one Common Share and one Common Share purchase warrant. Each warrant entitles the holder to purchase one additional Common Share of the Company at an exercise price of $0.40 for a period of three years from the closing of the first tranche of the placement.

On November 22, 2018, the Company closed its bought deal financing for gross proceeds of $5,520,000. The Company entered into an agreement with BMO Nesbitt Burns Inc. (“BMO”), under which BMO agreed to buy on a bought deal basis 12,000,000 Common Shares, at a price of $0.46 per Common Share. The shares were offered by way of a short form prospectus in each of the provinces and territories of Canada, except Québec. The Company incurred $560,576 in cash share issuance costs.

The Company issued 87,500 and 3,445,420 Shares on the exercise of stock options and warrants respectively for total proceeds of $1,362,317.

On October 10, 2018, the Company issued 1,000,000 Common Shares with a fair value of $0.35 per Share as a bonus to its new CEO included in Salaries and benefits.

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

During the year ended December 31, 2020, the Company granted 3,820,000 incentive stock options to its directors, officers, employees and consultants. The options are exercisable at an exercise prices ranging from $0.22 to $0.50 per Common Share and expiry dates ranging from January 6, 2025 to August 17, 2025 and vest at 12.5% per quarter for the first two years following the date of grant.

SILVER ELEPHANT MINING CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(Expressed in Canadian Dollars)

19.
SHARE CAPITAL (cont’d…)

(c)
Share-based compensation plan (cont’d…)

During the year ended December 31, 2019, the Company granted 3,965,000 incentive stock options to its directors, officers, employees and consultants. The options are exercisable at an exercise prices ranging from $0.20 to $0.44 per Common Share and expiry dates ranging from April 1, 2024 to November 15, 2024 and vest at 12.5% per quarter for the first two years following the date of grant.

During the year ended December 31, 2018, the Company granted 4,040,000 incentive stock options to its directors, officers, employees and consultants. The options are exercisable at an exercise prices ranging from $0.22 to $0.65 per Common Share and expiry dates ranging from February 20, 2023 to November 14, 2023 and vest at 12.5% per quarter for the first two years following the date of grant.

The following is a summary of the changes in the Company’s stock options from December 31, 2017 to December 31, 2020:
	Number of Options	Weighted Average Exercise Price
Outstanding, December 31, 2018	9,591,000	$0.34
Granted	3,965,000	$0.31
Expired	(315,000)	$0.65
Cancelled	(2,247,000)	$0.32
Forfeited	(794,000)	$0.54
Exercised	(622,500)	$0.28
Outstanding, December 31, 2019	9,577,500	$0.31
Granted	3,820,000	$0.28
Expired	(90,000)	$0.50
Cancelled	(1,801,250)	$0.30
Exercised	(1,233,750)	$0.24
Outstanding, December 31, 2020	10,272,500	$0.31

As of December 31, 2020, the following the Company stock options were outstanding:

Exercise	Expiry	Options Outstanding	Exercisable	Unvested
Price	Date	December 31, 2020
$0.50	August 17, 2025	720,000	90,000	630,000
$0.22	May 4, 2025	2,200,000	825,000	1,375,000
$0.33	November 15, 2024	100,000	62,500	37,500
$0.50	November 1, 2024	1,100,000	687,500	412,500
$0.20	July 29, 2024	1,475,000	1,106,250	368,750
$0.33	October 17, 2023	620,000	620,000	-
$0.28	April 6, 2023	612,500	612,500	-
$0.31	February 20, 2023	200,000	200,000	-
$0.35	September 1, 2022	880,000	880,000	-
$0.33	June 12, 2022	805,000	805,000	-
$0.49	January 12, 2022	620,000	620,000	-
$0.20	June 2, 2021	940,000	940,000	-
		10,272,500	7,448,750	2,823,750

SILVER ELEPHANT MINING CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(Expressed in Canadian Dollars)

19.
SHARE CAPITAL (cont’d…)

(c)
Share-based compensation plan (cont’d…)

Share-based payment expenses resulting from stock options are amortized over the corresponding vesting periods. During the years ended December 31, 2020, 2019 and 2018, the share-based payment expenses were calculated using the following weighted average assumptions:

	Year ended December 31,
	2020	2019	2018
Risk-free interest rate	1.46%	1.54%	1.77%
Expected life of options in years	4.06	4.45	4.4
Expected volatility	132.47%	132.75%	135.71%
Expected dividend yield	Nil	Nil	Nil
Expected forfeiture rate	12%		12%
Weighted average fair value of options granted during the year	$0.30	$0.31	$0.32

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

For the year ended December 31, 2020, 2019, and 2018, share-based payments were recorded as follows:

	Year Ended December 31,
	2020	2019	2018
Consolidated Statement of Operations
Share based payments	770,617	707,802	553,430
	$770,617	$707,802	$553,430
Consolidated Statement of Financial Position
Gibellini exploration	124,855	79,888	87,186
Pulacayo exploration	86,772	39,139	117,871
	211,627	119,027	205,057
Total share-based payments	$982,244	$826,829	$758,487

On July 29, 2019, further to the voluntary forfeiture of share options held by certain directors, officers, and employees with expiry dates on April 7, 2020, June 22, 2020, and November 14, 2023, at exercise prices ranging from $0.50 to $0.65, the Company granted 1,275,000 new stock options to such individuals with an expiry date of July 29, 2024 at an exercise price of $0.20 per Common Share subject to a two-year vesting schedule whereby 12.5% vest per quarter following the date of grant. During the year ended December 31, 2020, the re-issuing of these options was approved by the TSX and by the shareholders. There was no increase to the incremental fair value of the share options as a result of these modifications. The impact of these modifications was calculated using the following weighted average assumptions: (1) a risk-free interest rate of 1.46%; (2) expected life of five years; (3) expected volatility of 133.89%, (4) forfeiture rate of 12%, and (5) dividend yield of nil.

SILVER ELEPHANT MINING CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(Expressed in Canadian Dollars)

19.
  SHARE CAPITAL (cont’d...)

(d)
Share purchase warrants

The following is a summary of the changes in The Company’s share purchase warrants from December 31, 2017 to December 31, 2020:

	Number of Warrants	Weighted Average Exercise Price
Outstanding, December 31, 2018	27,318,027	$0.15
Exercised	(651,430)	$0.38
Outstanding, December 31, 2019	26,666,597	$0.15
Issued	16,691,900	$0.18
Expired	(2,759,760)	$0.48
Exercised	(14,027,670)	$0.21
Outstanding, December 31, 2020	26,571,067	$0.21

On February 15, 2018, the Company issued 500,000 Share purchase warrants as a part of consideration for mining claims acquisition (Note 14). The fair value of $89,944 of the issued warrants determined using the Black-Scholes option pricing model using the following assumptions: (1) a risk-free interest rate of 1.9%; (2) warrant expected life of three years; (3) expected volatility of 116%, and (4) dividend yield of nil.

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

As of December 31, 2020, the following share purchase warrants were outstanding:

Exercise Price	Expiry Date	Number of warrants at December 31, 2020
$0.40	November 24, 2021	1,335,000
$0.16	May 20, 2023	4,962,000
$0.16	May 1, 2023	4,994,900
$0.26	June 13, 2022	521,590
$0.26	April 12, 2022	1,032,500
$0.26	January 13, 2022	499,990
$0.26	August 29, 2021	1,013,670
$0.26	August 13, 2021	198,237
$0.26	July 6, 2021	3,863,180
$0.26	June 2, 2021	7,500,000
$0.26	January 25, 2021	650,000
		26,571,067

SILVER ELEPHANT MINING CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
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

The properties, to which the Company currently has an interest in, are in the exploration stage; as such, the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and development and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. There were no changes in managements approach to capital management during the year ended December 31, 2020. Neither the Company nor its subsidiaries are subject to externally imposed capital requirements.

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

	Level 1	Level 2	Level 3	Total
Financial assets
Cash, December 31, 2020	$7,608,149	$-	$-	$7,608,149
Cash, December 31, 2019	$3,017,704	$-	$-	$3,017,704
Cash, December 31, 2018	$5,304,097	$-	$-	$5,304,097

Categories of financial instruments

The Company considers that the carrying amount of all its financial assets and financial liabilities measured at amortized cost approximates their fair value due to their short term nature. Restricted cash equivalents approximate fair value due to the nature of the instrument. The Company does not offset financial assets with financial liabilities. There were no transfers between Level 1, 2 and 3 for the year ended December 31, 2020.

SILVER ELEPHANT MINING CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(Expressed in Canadian Dollars)

21.
FAIR VALUE MEASUREMENTS AND FINANCIAL INSTRUMENTS (cont’d...)

Fair Value Measurements (cont’d...)

Categories of financial instruments (cont’d...)

The Company’s financial assets and financial liabilities are categorized as follows:

	December 31, 2020	December 31, 2019	December 31, 2018
Fair value through profit or loss
Cash	$7,608,149	$3,017,704	$5,304,097
Amortized cost
Receivables	$75,765	$246,671	$36,399
Restricted cash equivalents	$34,500	$34,500	$34,500
	$7,718,414	$3,298,875	$5,374,996
Amortized cost
Accounts payable	$1,717,977	$2,420,392	$1,636,786

22.
FINANCIAL RISK MANAGEMENT DISCLOSURES

(a)
Liquidity risk

Liquidity risk is the risk that an entity will be unable to meet its financial obligations as they fall due. The Company manages liquidity risk by preparing cash flow forecasts of upcoming cash requirements. As at December 31, 2020, the Company had a cash balance of $7,608,149 (December 31, 2019 – $3,017,704, December 31, 2018 – $5,304,097). As at December 31, 2020 the Company had accounts payable and accrued liabilities of $1,759,163
(December 31, 2019 - $2,420,392 December 31, 2018 - $1,636,786), which have contractual maturities of 90 days or less.

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

	0 to 6 months	6 to 12 months	Total
Accounts payable and accrued liabilities
As at December 31, 2020	$1,759,163	$-	$1,759,163
As at December 31, 2019	$2,420,392	$-	$2,420,392
As at December 31, 2018	$1,636,786	$-	$1,636,786

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
For the years ended December 31, 2020, 2019 and 2018
(Expressed in Canadian Dollars)

22. FINANCIAL RISK MANAGEMENT DISCLOSURES (cont’d...)

(c)
 Market risk

(i)
Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company’s cash and restricted cash equivalents primarily include highly liquid investments that earn interest at market rates that are fixed to maturity. Due to the short‐ term nature of these financial instruments, fluctuations in market rates do not have significant impact on the fair values of the financial instruments as of December 31, 2020. The Company manages interest rate risk by maintaining an investment policy that focuses primarily on preservation of capital and liquidity.

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

Based on the above, net exposures as at December 31, 2020, with other variables unchanged, a 10% (December 31, 2019 – 10%, December 31, 2018 – 10%) strengthening (weakening) of the Canadian dollar against the Mongolian tugrik would impact net loss with other variables unchanged by $100,000. A 10% strengthening (weakening) of the Canadian dollar against the Bolivian boliviano would impact net loss with other variables unchanged by $73,000. A 10% strengthening (weakening) of the US dollar against the Canadian dollar would impact net loss with other variables unchanged by $28,000. The Company currently does not use any foreign exchange contracts to hedge this currency risk.

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

23.
RELATED PARTY DISCLOSURES

During the year ended December 31, 2020, the Company had related party transactions with the following companies, related by way of directors and key management personnel:

●
Linx Partners Ltd., a private company controlled by John Lee, Director, CEO and Executive Chairman of Prophecy, provides management and consulting services to the Company.

●
MaKevCo Consulting Inc., a private company 50% owned by Greg Hall, Director of The Company, provides consulting services to the Company.

SILVER ELEPHANT MINING CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(Expressed in Canadian Dollars)

23.
RELATED PARTY DISCLOSURES (cont’d...)

●
Sophir Asia Ltd., a private company controlled by Masa Igata, Director of The Company, provides consulting services to the Company.

A summary of related party transactions by related party is as follows:
	Year Ended December 31,
Related parties	2020	2019	2018
Directors and officers	$1,536,167	$1,685,242	$1,265,152
Linx Partners Ltd.	740,000	371,000	401,044
MaKevCo Consulting Inc.	32,800	21,400	21,200
Sophir Asia Ltd.	26,100	19,600	19,100
	$2,335,067	$2,097,242	$1,706,496

A summary of the transactions by nature among the related parties is as follows:

	Year Ended December 31,
Related parties	2020	2019	2018
Consulting and management fees	$370,000	$218,500	$268,456
Directors' fees	108,600	103,805	70,378
Mineral properties	1,387,067	1,171,585	631,610
Salaries	469,400	603,352	736,052
	$2,335,067	$2,097,242	$1,706,496

As at December 31, 2020, amounts due to related parties were $1,800 (December 31, 2019 - $30,533;December 31, 2018 - $4,634) and included in accounts payable and accrued liabilities.

24.
KEY MANAGEMENT PERSONNEL COMPENSATION

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including directors of the Company.

	Year Ended December 31,
Key Management Personnel	2020	2019	2018
Salaries and short term benefits	$522,359	$696,751	$775,064
Directors' fees	108,600	103,805	70,378
Share-based payments	1,054,812	431,037	621,339
	$1,685,771	$1,231,593	$1,466,781

SILVER ELEPHANT MINING CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(Expressed in Canadian Dollars)

25.
SUPPLEMENTAL CASH FLOW INFORMATION

	Year Ended December 31,
	2020	2019	2018
Supplementary information
Non-Cash Financing and Investing Activities
Shares issued on acquisition of mineral property	$2,000,000	$-	$-
Bonus shares	$640,400	$115,000	$-
Shares for services	$80,500	$241,003	$-
Shares issued to settle debt	$-	$43,030	$-
Share issued recorded as prepaid expenses	$-	$35,000	$-
Subscription receivable	$-	$30,497	$-
Warrants issued for mineral property	$-	$-	$181,944
Finders units	$24,000	$-	$-
Broker warrants	$226,917	$-	$-
Depreciation included in mineral property	$46,932	$3,487	$27,387
Equipment expenditures included in accounts payable	$-	$472,213	$489,890
Fair value loss/gain on marketable securities	$-	$-	$12,160
Mineral property expenditures included in accounts payable	$681,781	$1,252,796	$1,067,747
Share-based payments capitalized in mineral properties	$211,627	$119,028	$205,057
Reclassification of contributed surplus on exercise of options	$272,848	$153,845	$15,350
Reclassification of contributed surplus on exercise of warrants	$166,628	$28,478	$10,650

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

SILVER ELEPHANT MINING CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(Expressed in Canadian Dollars)

26.
CONTINGENCIES (cont’d...)

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

27.
EVENTS AFTER THE REPORTING DATE

The following events occurred subsequent to December 31, 2020:

●
On February 5, 2021, the Company closed its non-brokered private placement (the “February 2021 Placement”) through the issuance of 10,000,001 Common Shares at a price of $0.375 per Common Share. The February 2021 Placement raised gross cash proceeds of $3,750,000. The Company paid $73,875 in cash as finder’s fees.

●
On February 10, 2021, the Company acquired the Minago Nickel Project located in Manitoba, Canada (the “Minago Project”) (the “Minago Acquisition) by way of Asset Purchase Agreement (the “APA”) with Victory Nickel Inc. (“Victory Nickel”). Under the terms of the APA, the Company acquired the Minago Project for aggregate consideration of US$11,675,000, which consisted of a US$6,675,000 (“Property Payment”) credit against certain secured debt owed by Victory Nickel to the Company at closing and US$5,000,000 in the Company common shares (“Consideration Shares”) to be issued over a one-year period.

In satisfaction of the Consideration Share to be issued, an initial tranche of 5,363,630 Consideration Shares was issued on February 9, 2021, a further US$2,000,000 worth of Consideration Shares will be issued on or before August 31, 2021, and a further US$1,000,000 worth of Consideration Shares on or before December 31, 2021. All Consideration Shares are subject to 4-month plus 1-day statutory hold period. The Property Payment was a credit in favour of Victory Nickel against an aggregate of approximately US$12,056,307 owed by Victory Nickel pursuant a Secured Debt Facility (the “SDF”).

Immediately prior to acquiring the Minago Project, the Company acquired the SDF for US$6,675,000 in cash and 3 million of the Company’s common share purchase warrants (the “Warrants”), each exercisable until February 8, 2023 at an exercise price of $0.4764 from an arms-length party pursuant to a Debt Purchase and Assignment Agreement (the “DPAA”) executed on January 15, 2021. The SDF has been restructured to bear zero percent interest and to expire on February 8, 2026, which will automatically be extended in 5-year increments. The Company will credit the remaining balance under the SDF to Victory Nickel’s benefit, upon completion of an independent economic study proving positive net present value in respect of the Minago Project during the term of the SDF. The Company agreed to reimburse up to $200,000 of financial advisory services rendered by Red Cloud Securities Inc.

SILVER ELEPHANT MINING CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(Expressed in Canadian Dollars)

27.
EVENTS AFTER THE REPORTING DATE (cont’d...)

The Company subscribed to 40,000,000 common shares of Victory Nickel (“VN share”) at a price per VN share of $0.025 for cash consideration of $1,000,000, which resulted in the Company owning approximately 29% of Victory Nickel post-investment on a non-diluted basis. Each VN share is subject to 4-month plus 1-day statutory hold period. Additionally, the Company agreed to issue to Victory Nickel $2,000,000 in Common Shares, upon the price of nickel exceeding US$10 per pound for 30 consecutive business days, at any time before December 31, 2023. The Company granted Victory Nickel the right of first refusal exercisable until December 31, 2023 with respect to the exploration of the sandstone (non-nickel bearing sulphides) resources for frac sand extraction at the Minago Project.

●
4,554,990 Common Share purchase warrants were exercised for total proceeds of $1,164,297 and 105,000 stock options were exercised for total proceeds of $28,825.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2020
(Currency expressed in Canadian Dollars, except where indicated)

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2020
(Expressed in Canadian Dollars, except where indicated)

CONTENTS

1	INTRODUCTION	3
2	CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	5
3	YEAR 2018 HIGHLIGHTS AND SIGNIFICANT EVENTS	6
4	PROPERTY SUMMARY	11
5	SELECTED ANNUAL FINANCIAL INFORMATION	54
6	SUMMARY OF QUARTERLY RESULTS	55
7	RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2018	55
8	RESULTS OF OPERATIONS FOR THE FOURTH QUARTER 2018	57
9	PROPOSED TRANSACTIONS	58
10	LIQUIDITY AND CAPITAL RESOURCES	59
11	CONTINGENCIES	62
12	ENVIRONMENTAL REGULATIONS	63
13	RELATED PARTY DISCLOSURES	63
14	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS	64
15	ACCOUNTING CHANGES AND RECENT ACCOUNTING PRONOUNCEMENTS	68
16	FINANCIAL INSTRUMENTS AND RELATED RISKS	69
17	RISKS AND UNCERTAINTIES	71
18	DISCLOSURE CONTROLS AND PROCEDURES	72
19	CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING	73
20	DISCLOSURE OF OUTSTANDING SHARE DATA	73
21	OFF-BALANCE SHEET ARRANGEMENTS	73

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2020
(Expressed in Canadian Dollars, except where indicated)

1.
INTRODUCTION

This Management’s Discussion and Analysis (“MD&A”) of Silver Elephant Mining Corp. and its subsidiaries (the “Company”) provides analysis of the Company’s financial results for the year ended December 31, 2020. The following discussion of performance, financial condition and future prospects should be read in conjunction with the accompanying December 31, 2020 audited consolidated financial statements and the notes to those financial statements (the “Annual Financial Statements”), prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, and the Company’s SEC Form 20-F Annual Report for the year ended December 31, 2020 (the “2020 Annual Report”), all of which are available under the Company’s SEDAR profile at www.SEDAR.com. This MD&A is current as of March 12, 2021, was reviewed, approved, and authorized for issue by the Company’s Board of Directors.

The information provided herein supplements but does not form part of the financial statements. Financial information is expressed in Canadian dollars, unless stated otherwise. All references to "$" or "dollars" in this MD&A refer to Canadian dollars. References to "US$" or "USD" in this MD&A refer to United States dollars. Readers are cautioned that this MD&A contains “forward-looking statements” and that actual events may vary from management’s expectations. Readers are encouraged to read the cautionary note contained herein regarding such forward-looking statements. Information on risks associated with investing in the Company’s securities, as well as information about mineral resources under National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) are contained in the 2019 Annual Report which is available under the Company’s SEDAR profile at www.sedar.com.

Description of Business
The Company amalgamated under the laws of the Province of British Columbia, Canada. The Company’s Common Shares (the "Common Shares”, and each, a “Common Share”) are listed for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “ELEF” and on the Frankfurt Stock Exchange under the symbol “1P2N” and are quoted on the OTCQX under the symbol “SILEF”.

The Company is a mineral exploration stage company. The Company's principal projects are the Pulacayo Paca silver-lead-zinc project in Bolivia (the "Pulacayo Project") and the Gibellini vanadium project (the “Gibellini Project”) located in the State of Nevada, USA.

The Pulacayo Project comprises seven mining areas covering an area of approximately 3,560 hectares of contiguous areas centered on the historical Pulacayo mine and town site. The Pulacayo Project is located 18 kilometers east of the town of Uyuni in the Department of Potosí, in southwestern Bolivia. It is located 460 kilometers south-southeast of the national capital of La Paz and 150 kilometers southwest of the City of Potosí, which is the administrative capital of the department. The Pulacayo Project is fully permitted with secured social licenses for mining.

The Pulacayo Project mining rights are recognized by two legally independent contractual arrangements, one covering all, except the Apuradita deposit, from a mining production contract (the "Pulacayo MPC") between the Company and the Corporación Minera de Bolivia ("COMIBOL"), a Bolivian state mining company, and the original holder of the rights, executed on October 3, 2019. The Pulacayo MPC grants the Company the 100% exclusive right to develop and mine at the Pulacayo and Paca concessions for up to 30 years against certain royalty payments. It is comparable to a mining license in Canada or the United States. In connection with the Apuradita deposit, its rights are covered by a second contractual arrangement, with the Bolivian Jurisdictional Mining Authority, acting for the Government of Bolivia, which is in process of formalization, as a mean of recognition of the acquired rights to what was originally the mining concession. Until such time as the contract is formalized, all mining rights, as recognized in the Bolivian Mining Law 535, can be exercised by the holder of the ex-concession.

The Company also currently holds, through leasehold assignments, a 100% interest in the claims comprising the Gibellini Project, which the Company aims to make the first operating primary vanadium mine in North America, as well as a 100% interest in the Titan vanadium-titanium-iron property located in Ontario, Canada; a 100% interest in the Ulaan Ovoo coal property located in Selenge province, Mongolia; and a 100% interest in each of the Chandgana Tal coal property and the Khavtgai Uul coal property located in Khentii province, Mongolia. The Company also holds the land use right and construction license for the Chandgana 600MW Coal-Fired Mine Mouth Power Plant project located in Khentil province, Mongolia.

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2020
(Expressed in Canadian Dollars, except where indicated)

General Corporate Information:

At December 31, 2020 and March 12, 2021, the Company had: (i) 180,518,828 and 200,542,449 Common Shares issued and outstanding, respectively; (ii) 10,272,500 and 10,167,500 stock options, each exercisable for the purchase of one Common Share, outstanding, respectively; (iii) 26,571,067 and 25,016,077 Common Share purchase warrants, each exercisable for the purchase of one Common Share, outstanding, respectively.
Transfer Agent and Registrar Computershare Investor Services Inc. 3rd Floor, 510 Burrard Street, Vancouver, BC, Canada, V6C 3B9 Tel: +1 (604) 661-9400

Investor and Contact Information
All financial reports, news releases and corporate information can be accessed by visiting the Company’s website at: www.silverelef.com.

Investor & Media requests and queries:
Email: ir@silverelef.com
Head Office and Registered Office Suite 1610 - 409 Granville Street, Vancouver, BC, Canada, V6C 1T2 Tel: +1 (604) 569-3661

Directors and Officers

As at the date of this MD&A, The Company’s directors and officers were as follows:

Directors	Officers
John Lee (Chief Executive Officer and Executive Chairman)	Ronald Espell, Vice-President, Environment and Sustainability Danniel Oosterman, Vice-President, Exploration
Greg Hall	Joaquin Merino-Marquez, Vice-President, South American Operations
Masa Igata	Irina Plavutska, Chief Financial Officer
Marc Leduc David H. Smith	Brigitte McArthur, Corporate Secretary

Audit Committee	Corporate Governance and Compensation Committee
Greg Hall (Chair)	Greg Hall (Chair)
Masa Igata	Masa Igata
Marc Leduc	Marc Leduc

Qualified Persons

Danniel Oosterman, B.Sc.(Hons), P.Geo., is a “qualified person” within the meaning of NI 43-101 (a "Qualified Person"). Mr. Oosterman serves as the Company’s Vice-President, Exploration and Qualified Person. He is not considered independent of the Company given the large extent that his professional time is dedicated solely to the Company. Mr. Oosterman has reviewed and approved the technical and scientific disclosure regarding the mineral properties of the Company contained in this MD&A.

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2020
(Expressed in Canadian Dollars, except where indicated)

2.
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this MD&A constitute "forward-looking statements" within the meaning of United States securities laws and "forward-looking information" within the meaning of Canadian securities laws and are intended to be covered by the safe harbors provided by such regulations (such forward-looking statements and forward-looking information are collectively referred to herein as "forward-looking statements"). These forward looking statements concerns matters anticipated developments in the Company’s continuing and future operations in the United States, Canada, Bolivia and Mongolia, and the adequacy of the Company’s financial resources and financial projections.

Forward-looking statements in this MD&A are frequently, but not always, identified by words such as "expects", "anticipates", "intends", "believes", "estimates", "potentially" or similar expressions, or statements that events, conditions or results "will", "may", "would", "could" or "should" occur or are "to be" achieved, and statements related to matters which are not historical facts. Information concerning management's expectations regarding the Company's future growth, results of operations, performance, business prospects and opportunities may also be deemed to be forward-looking statements, as such information constitutes predictions based on certain factors, estimates and assumptions subject to significant business, economic, competitive and other uncertainties and contingencies, and involve known and unknown risks which may cause the actual results, performance, or achievements to be different from future results, performance, or achievements contained in the forward- looking statements. Such forward-looking statements include but are not limited to statements regarding the Company's planned and future exploration and/or development of the Pulacayo Project, the Gibellini Project and the Titan Project; permitting and feasibility of the Gibellini Project;the volatility of the novel coronavirus ("COVID-19") outbreak as a global pandemic;political instability and social unrest in Bolivia and other jurisdictions where the Company operates; the Revised Pulacayo Technical Report (as defined herein), including the anticipated filing thereof; the Company's goals regarding exploration, and development of, and production from its projects, and regarding raising capital and conducting further exploration and developments of its properties; the Company's future business plans;the Company's future financial and operating performance; the future price of silver, lead, zinc, vanadium and other metals; expectations regarding any environmental issues that may affect planned or future exploration and development programs and the potential impact of complying with existing and proposed environmental laws and regulations; the ability to obtain or maintain any required permits, licenses or other necessary approvals for the exploration or development of the Company's projects; government regulation of mineral exploration and development operations in Bolivia and other relevant jurisdictions;the Company's reliance on key management personnel, advisors and consultants; the volatility of global financial markets;the timing and amount of estimated future operating and exploration expenditures;the costs and timing of the development of new deposits;the continuation of the Company as a going concern;the likelihood of securing project financing;the impacts of changes in the legal and regulatory environment in which the Company operates;the timing and possible outcome of any pending litigation and regulatory matters;and other information concerning possible or assumed future results of the Company's operations, including development and production of electricity from the Company’s Chandgana power plant, including finalizing of any power purchase agreement; estimated future coal production at the Chandgana Tal, Ulaan Ovoo and Khavtgai Uul coal properties, and other information concerning possible or assumed future results of operations of the Company. Refer to Section 4 – Property Summary.

Statements relating to mineral resources are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the mineral resources described exist in the quantities predicted or estimated and may be profitably produced in the future. Estimated values of future net revenue do not represent fair market value. There is no certainty that it will be commercially viable to produce any portion of the mineral resources.

Forward-looking statements are not guarantees of future performance and are based upon a number of estimates and assumptions of management at the date the statements are made including, among other things, the following: timely receipt of regulatory and governmental approvals (including licenses and permits) for the development, construction and production of the Company's properties and projects; there being no significant disruptions affecting operations, whether due to labour disruptions, COVID 19 or other causes; currency exchange rates being approximately consistent with current levels; certain price assumptions for silver, lead, zinc, vanadium and other metals; prices for and availability of fuel and electricity; parts and equipment and other key supplies remaining

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2020
(Expressed in Canadian Dollars, except where indicated)

consistent with current levels and prices; production forecasts meeting expectations; the accuracy of the Company's current mineral resource estimates and of any metallurgical testing completed to date; labour and materials costs increasing on a basis consistent with the Company's current expectations; any additional required financing being available on reasonable terms; market developments and trends in global supply and demand for silver, lead, zinc, vanadium and other metals meeting expectations; favourable operating conditions; political stability; access to necessary financing; stability of labour markets and in market conditions in general; and estimates of costs and expenditures to complete the Company's programs. The Company has no assurance that any of these assumptions will prove to be correct.

Many of these assumptions are inherently subject to significant business, social, economic, political, regulatory, competitive and other risks and uncertainties, contingencies, and other factors that are not within the control of the Company and could thus cause actual performance, achievements, actions, events, results or conditions to be materially different from those projected in the forward-looking statements. Furthermore, such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from those reflected in the forward-looking statements, whether expressed or implied. Such factors include, among others, the following: the Company is an exploration stage company; the cost, timing and amount of estimated future capital, operating exploration, acquisition, development and reclamation activities; the volatility of the market price of the Common Shares; judgment of management when exercising discretion in the use of proceeds from offerings of securities; sales of a significant number of Common Shares in the public markets, or the perception of such sales, could depress the market price of the Common Shares; potential dilution with the issuance of additional Common Shares; none of the properties in which the Company has a material interest have mineral reserves; estimates of mineral resources are based on interpretation and assumptions and are inherently imprecise; the Company has not received any material revenue or net profit to date; exploration, development and production risks; no history of profitable mineral production; actual capital costs, operating costs, production and economic returns may differ significantly from those the Company has anticipated; foreign operations and political condition risks and uncertainties; legal and political risk; amendments to local laws; the ability to obtain, maintain or renew underlying licenses and permits; title to mineral properties; environmental risks; competitive conditions in the mineral exploration and mining business; availability of adequate infrastructure; the ability of the Company to retain its key management and employees and the impact of shortages of skilled personnel and contractors; limits of insurance coverage and uninsurable risk; reliance on third party contractors; the availability of additional financing on reasonable terms or at all; foreign exchange risk; impact of anti-corruption legislation; recent global financial conditions; changes to the Company's dividend policy; conflicts of interest; cyber security risks; litigation and regulatory proceedings; the obligations which the Company must satisfy in order to maintain its interests in its properties; the influence of third-party stakeholders; the Company's relationships with the communities in which it operates; human error; the speculative nature of mineral exploration and development in general, including the risk of diminishing quantities or grades of mineralization; and other risks and the factors discussed under the heading "Key Information - Risk Factors" in the 2019 Annual Report and in analogous disclosure in other disclosure documents of the Company

The foregoing list is not exhaustive and additional factors may affect any of the Company's forward-looking statements. Although the Company has attempted to identify important factors that could cause actual performance, achievements, actions, events, results or conditions to differ materially from those described in forward-looking statements, there may be other factors that cause performance, achievements, actions, events, results or conditions to differ from those anticipated, estimated or intended.

The forward-looking statements contained herein are made as of the date of this MD&A and the Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. All forward-looking statements attributable to the Company are expressly qualified by these cautionary statements.

3.
YEAR 2020 HIGHLIGHTS AND SIGNIFICANT EVENTS

For further information please view the Company’s 2020 news releases under the Company’s SEDAR profile at www.SEDAR.com.

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2020
(Expressed in Canadian Dollars, except where indicated)

Pulacayo Project

●
In January 2020 the Company had completed the first of 3 holes of the planned 17 drill holes at the Pulacayo Project and has mobilized a second drilling rig to the Pulacayo Project.

●
On January 21, 2020, the Company announced the first step-out diamond drilling results from the Pulacayo property. Borehole PUD 267 intercepted 10 meters of mineralization grading 147 g/t silver, 9.8% zinc, and 2.0% lead (539 g/t AgEq) within 35.5 meter mineralization grading 230 g/t AgEq starting 31.5 meters downhole;

●
On March 6, 2020, the Company released the results of its first 2,598 meters of drilling which focused on the western portion of the Pulacayo Project;

●
On March 9, 2020, the Company announced a commencement district exploration program at the Pulacayo Project. The exploration team will be conducting geological mapping, with relevant sampling and possible trenching on the property. Induced polarization geophysics will be conducted in tandem with the field program, with 106 line-kilometers of survey having been outlined. The program is expected to be completed by June 2020, when the results will have been evaluated. The intention is to then generate drilling targets in the district.

●
On July 20, 2020, the Company announced it had engaged Mercator Geological Services Limited (“Mercator”) to prepare an updated NI 43-101 compliant technical report for the Pulacayo Project.

●
On August 11, 2020, the Company announced diamond infill drilling results from the Pulacayo Project which demonstrated broad continuity of mineralization and grade starting from near-surface, consistent with historic Hochschild mining records, which indicated high grade mineralization with increasing depth to more than 1,000 meters from surface.

●
On October 13, 2020, the Company announced the results of an NI 43-101 compliant mineral resource estimate for the Pulacayo Project prepared by Mercator. This mineral resource estimate has an effective date of October 13, 2020 and includes an indicated mineral resource of 106.7 million oz of silver, 1,384.7 million pounds of zinc, and 693.9 million pounds of lead, and an inferred mineral resource of 13.1 million oz of silver, 122.8 million pounds of zinc and 61.9 million pounds of lead. On October 26, 2020, the Company filed an NI 43-101 compliant technical report titled "Mineral Resource Estimate Technical Report for the Pulacayo Project, Potosí Department, Antonnio Quijarro Province, Bolivia" prepared by Matthew Harrington, P. Geo, Michael Cullen, P. Geo, and Osvaldo Arce, P. Geo, of Mercator, with an effective date of October 13, 2020 and a report date of October 23, 2020 (the "Pulacayo Technical Report") with Canadian securities regulatory authorities. The Pulacayo Technical Report is available under the Company’s SEDAR profile at www.sedar.com and is discussed in more detail below, under the heading "Property Summary – Pulacayo Project, Bolivia". The Company is in the process of finalizing a revised version of the Pulacayo Technical Report (the "Revised Pulacayo Technical Report"), due to subsequent revisions to a number of sections of the Pulacayo Technical Report by the authors thereof; however, the Revised Pulacayo Technical Report will not contain any changes to the mineral resource estimates, the interpretation and conclusions, or the recommendations from those set out in the Pulacayo Technical Report. The Revised Pulacayo Technical Report will be filed by the Company with Canadian securities regulatory authorities in connection with the filing of the final short form prospectus of the Company in relation to the Offering (as defined herein).

●
On November 17, 2020 the Company announced that it had filed its independent amended technical report with a report date of November 12, 2020 and an effective date of October 13, 2020, titled "Mineral Resource Estimate Technical Report for the Pulacayo Project" (the "Report"). The Report was prepared by Mercator Geological Services Limited on the Company’s Pulacayo project and has been filed under the Company’s profile on the System for Electronic Document Analysis and Retrieval at www.sedar.com.

●
On November 30, 2020 the Company announced that it had received the complete assay results from the Company’s diamond drill program at the Paca silver-lead-zinc deposit (“Paca”) in Bolivia. Reported widths are intercepted core lengths and not true widths, as relationships with intercepted structures and contacts

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2020
(Expressed in Canadian Dollars, except where indicated)

vary. Based on core-angle measurements, true widths range from 77% to 86% of the reported core length. PND 114, 115, 118 drilled tested oblique structures parallel to the main east-west trend and discovered new mineralized zones. PND 114 intersected 16.5 meters of mineralization grading 55g/t silver equivalent that is to the north of the Paca north zone. PND 115 intercepted 66 meters of mineralization grading 75g/t silver equivalent between Paca main zone and Paca north zone, which are 250 meters apart. PND 118 was drilled at the eastern edge of the Paca main zone and intersected 112 meters of mineralization grading 50 g/t silver equivalent.

Gibellini Project

●
On July 16, 2020, the Company announced that the Notice of Intent (the “NOI”) to prepare an Environmental Impact Statement (the “EIS”) for the Gibellini Project was published on July 14, 2020, in the Federal Register. The NOI formally commenced the 12-month timeline to complete the National Environmental Policy Act (“NEPA”) review and the EIS preparation by the U.S. Department of the Interior Bureau of Land Management (the “BLM”).

Acquisitions

●
On July 13, 2020, the Company announced that it had entered into an agreement (the “Triunfo Agreement”) with a private party (the “Triunfo Vendor”) for the right to conduct mining exploration activities (the “Exploration Right”) within the El Triunfo gold-silver-lead-zinc project in La Paz District, Bolivia (the “Triunfo Project”) and the right, at the Company’s election, to purchase the Triunfo Project for US$1,000,000 (the “Purchase Right”, and together with the Exploration Right, the “Triunfo Rights”). The Purchase Right can be exercised at any time after the Triunfo Vendor completes the required Bolivian administrative procedures for the Triunfo Project, expected to occur no later than March 2021, until July 13, 2025 or such further period as the parties may agree. To secure the Triunfo Rights, the Company paid the Triunfo Vendor US$100,000 upon execution of the Triunfo Agreement. Until the Company exercises its Purchase Right, beginning in 2021 the Company must pay the Triunfo Vendor US$50,000 on June 15 of each year to maintain the Triunfo Rights. The Company may elect to terminate the Triunfo Agreement at any time. If the Company exercises the Purchase Right, the Triunfo Vendor will maintain up to a 5% interest of the profits, net of taxes and royalties, derived from the sale of concentrate produced from the Triunfo Project (the “Residual Interest”). If the Company exercises the Purchase Right, the Company may reduce some or all of the Residual Interest at any time by making a lump sum payment of up to US$300,000.

On November 25, 2020 the Company announced that it had received the complete assay results from the Company’s first diamond drill program at the Triunfo Project. Borehole TR007 intercepted 48.9 meters of mineralization grading 0.42 g/t gold, 35.5 g/t silver, 1.17% zinc, and 0.83% lead (1.45 g/t AuEq) within 98.9 meters of mineralization grading 1.04 g/t AgEq starting 13.0 meters downhole.

●
On August 19, 2020, the Company announced that it had received its first chip sampling results on the Triunfo Project. A total of 103 chip samples were collected from outcrops at surface and from underground adits and tunnels accessing the main east-west mineralized trend. The width of the samples varies from 1.0 to 5.3m, exhibiting an average width of 2.5m. 37 Triunfo samples assayed up to 8.3 g/t AuEg. These results confirmed the Triunfo Project exhibits near-surface Au-Ag-Pb-Zn mineralization.

●
On September 8, 2020, the Company announced that it had entered into a binding sales and purchase agreement (the “Sunawayo SPA”) with a private party (the “Sunawayo Vendor”) to acquire the Sunawayo silver-lead mining project (the “Sunawayo Project”) located immediately adjacent to the Malku Khota silver project in Bolivia. Subject to the provisions of the Sunawayo SPA, the Sunawayo Vendor agreed to irrevocably transfer the mining rights of the Sunawayo Project to the Company for consideration of US$6,500,000, which payment consists of US$300,000 paid on execution of the Sunawayo SPA, with the remaining US$6,200,000 to be paid in cash over a one-year period in twelve equal monthly installments, starting March 1, 2021.

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2020
(Expressed in Canadian Dollars, except where indicated)

●
On September 28, 2020, the Company announced that all of the initial forty-eight chip and grab samples collected from surface outcrops and adits at the Sunawayo Project returned anomalous Ag-Pb assayed values. Ten of the assayed samples contain either over 100g/t silver or 10% lead or both. The results exceeded the Company’s expectations and are an early indication of the potential for mineral discoveries at Sunawayo. The Company is mobilizing to start geological and structural mapping to ascertain the primary controls and trends for mineralization at Sunawayo. This work will lay the foundation for defining drill targets by year’s end.

●
On September 18, 2020, the Company’s wholly owned subsidiary Nevada Vanadium LLC (“Nevada Vanadium”) completed the acquisition of the Bisoni vanadium project (the "Bisoni Project") situated immediately southwest of the Gibellini Project pursuant to an Asset Purchase Agreement (the “Bisoni APA”) dated August 18, 2020, with Cellcube Energy Storage Systems Inc. (“Cellcube”). The Bisoni Project is comprised of 201 lode mining claims, along a 13.8-kilometer strike that covers an area of 16.5 square kilometers (1,656 hectares), easily accessed by a graded gravel road extending south from US Highway 50 and is about 25 miles south of the town of Eureka, Nevada.

●
As consideration for the acquisition of the Bisoni Project under the Bisoni APA, the Company issued 4 million Common Shares (the "Bisoni APA Shares") and paid $200,000 cash to CellCube. The Bisoni APA Shares were subject to a Canadian statutory four month hold period that expired on January 19, 2021. Additionally, subject to TSX approval, if, on or before December 31, 2023, the price of European vanadium pentoxide on the Metal Bulletin (or an equivalent publication) exceeds US$12 a pound for 30 consecutive days, the Company will issue to CellCube additional Common Shares with a value of $500,000, calculated based upon the 5 day volume weighted average price of the Common Shares immediately following the satisfaction of the vanadium pentoxide pricing condition.

Corporate

●
During the year ended December 31, 2020 the Company experienced the following changes in Directors, Officers and Management as follows:
o
Michael Doolin ceased to act as Chief Executive Officer on July 17, 2020;
o
John Lee was appointed Interim Chief Executive Officer effective July 17, 2020;
o
Ronald Clayton resigned as a Director on July 31, 2020; and
o
David Smith was appointed as a Director on August 3, 2020.

●
On January 6, 2020, pursuant to the Company’s Share-Based Compensation Plan, the issuance of an aggregate of 1,601,000 Common Shares as 2019 bonus payments to certain directors, officers, employees and consultants of the Company;

●
On May 4, 2020, the Company has granted in aggregate, 3,000,000 incentive stock options to certain directors, officers, employees and consultants of the Company. These options are exercisable at a price of $0.22 per Common Share for a term of five years expiring on May 4, 2025 and vest at 12.5% per quarter for the first two years following the date of grant.

●
On July 7, 2020, the Company reported that all proposed resolutions were approved at the Company’s Annual General and Special Meeting of shareholders held on July 7, 2020. The Company had previously received conditional approval from the TSX to amend the exercise price of an aggregate of 24,318,927 previously issued Common Share purchase warrants (the “Original Warrants”) of the Company to an exercise price of $0.26 per Common Share (the “Amendment”) pending shareholder approval of the Amendment. Pursuant to the passing of the ordinary resolution approving the Amendment, the Original Warrants were cancelled and replaced with amended Common Share purchase warrants with an exercise price of $0.26 per Common Share (the “Amended Warrants”), which the Amendment becoming effective as of July 17, 2020. All other terms of the Amended Warrants were unchanged from the Original Warrants.

●
On August 17, 2020, the Company has granted in aggregate, 720,000 incentive stock options to certain directors, employees, and consultants of the Company. These options are exercisable at a price of $0.50 per Common Share for a term of five years expiring on August 17, 2025 and vest at 12.5% per quarter for the first two years following the date of grant.

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2020
(Expressed in Canadian Dollars, except where indicated)

●
During the year ended December 31, 2020, 14,027,670 Common Share purchase warrants and 1,233,750 stock options were exercised for total proceeds of $3,407,006.

Financings:

●
On May 1, 2020 and on May 20, 2020, the Company closed two tranches of a non-brokered private placement (the "May 2020 Private Placement") for aggregate gross proceeds of $1,930,500 and share compensation for services of $45,500, through the issuance of 15,200,000 units of the Company (each, a "Unit") at a price of $0.13 per Unit. Each Unit is comprised of one Common Share and one Common Share purchase warrant (each, a “Warrant”). Each Warrant entitles the holder to purchase one Common Share at an exercise price of $0.16 for a period of three years from the date of issuance. The Company paid $3,250 in cash and issued 156,900 Units as finder’s fees in connection with the May 2020 Private Placement.

The May 2020 Private Placement proceeds were expected to be used for the Company’s mineral project development and for general working capital purposes.

●
On October 20, 2020, the Company announced that it had entered into an agreement with Mackie Research Capital Corporation as lead underwriter and sole bookrunner (the “Lead Underwriter”), on behalf of a syndicate of underwriters, including Canaccord Genuity Corp. and Sprott Capital Partners LP (collectively with the Lead Underwriter, the “Underwriters”), pursuant to which the Underwriters agreed to purchase, on a bought‐deal basis, 15,000,000 Common Shares of the Company at a price of $0.40 per Common Share for aggregate gross proceeds of $6,000,000 (the “Offering”).

The Company also granted the Underwriters an option to increase the size of the Offering by up to an additional number of Common Shares that in aggregate would be equal to 15% of the total number of Common Shares to be issued under the Offering, at any time up to 30 days following the closing of the Offering.

●
On October 21, 2020, the Company announced that it had entered into an amended agreement with the Lead Underwriter to increase the size of the Offering to 20,000,000 Common Share at a price of $0.40 per Common Share for aggregate gross proceeds of $8,000,000. The other details of the Offering remained unchanged.

●
On November 24, 2020, the Company announced the closing of the Offering to which the Company issued 23,000,000 Common Shares at a price of C$0.40 per Common Share, for aggregate gross proceeds of C$9,200,000, including the full exercise of the over-allotment option. The net proceeds from the Offering will be used for the exploration, development and/or improvement of the Company’s mineral properties and for working capital purposes.

Subsequent Events to December 31, 2020

●
On January 21, 2020, the Company announced completion of a 940 meter diamond drilling program at the Pero target within the Pulacayo Project and commencement of a 2,300 meter drilling program at the Sunawayo Project.

●
On January 22, 2020, the Company announced entering into a binding definitive Asset Purchase Agreement (“APA”) with Victory Nickel Inc. (“Victory Nickel”) to acquire the Minago Nickel Project (“Minago Project”), located in Manitoba, Canada.

●
On January 27, 2020, the Company announced the initial drill results from the Pero discovery within the Pulacayo Project. The Company plans to begin a geophysical survey over Pero in Q1 2021 to define potential anomalies in-and-around these newly discovered mineralized zones to help formulate the next set of drill targets on the project.

●
On February 5, 2021 the Company closed its non-brokered private placement (the “February 2021 Placement”) through the issuance of 10,000,001 Common Shares at a price of $0.375 per Common Share. The February 2021 Placement raised gross cash proceeds of $3,750,000. The Company paid $73,875 in cash as finder’s fees. The Common Shares are subject to a four month and one day hold period. Proceeds of the February 2021 Placement are expected to be used for exploration, working capital and general corporate purposes which may include project evaluations and acquisitions.

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2020
(Expressed in Canadian Dollars, except where indicated)

●
On February 10, 2021, the Company has acquired the Minago Project (the “Minago Acquisition) by way of Asset Purchase Agreement (the “APA”) with Victory Nickel Inc. (“Victory Nickel”). Under the terms of the APA the Company acquired the Minago Project for aggregate consideration of US$11,675,000, which consisted of a US$6,675,000 (“Property Payment”) credit against certain secured debt owed by Victory Nickel to the Company at closing and US$5,000,000 in the Company common shares (“Consideration Shares”) to be issued over a one-year period.

In satisfaction of the Consideration Share to be issued, an initial tranche of 5,363,630 Consideration Shares was issued on February 9, 2021, a further US$2,000,000 worth of Consideration Shares will be issued on or before August 31, 2021, and a further US$1,000,000 worth of Consideration Shares on or before December 31, 2021. All Consideration Shares are subject to 4-month plus 1-day statutory hold period. The Property Payment was a credit in favour of Victory Nickel against an aggregate of approximately US$12,056,307 owed by Victory Nickel pursuant a Secured Debt Facility (the “SDF”).

Immediately prior to acquiring the Minago Project, the Company acquired the SDF for US$6,675,000 in cash and 3 million of the Company’s common share purchase warrants (the “Warrants”), each exercisable until February 8, 2023at an exercise price of $0.4764 from an arms-length party pursuant to a Debt Purchase and Assignment Agreement (the “DPAA”) executed on January 15, 2021. The SDF has been restructured to bear zero percent interest and to expire on February 8, 2026, which will automatically be extended in 5-year increments. The Company will credit the remaining balance under the SDF to Victory Nickel’s benefit, upon completion of an independent economic study proving positive net present value in respect of the Minago Project during the term of the SDF. The Company agreed to reimburse up to $200,000 of financial advisory services rendered by Red Cloud Securities Inc.

●
On February 24, 2021, the Company announced that the first drill hole at the Sunawayo Project has intercepted 137 meters of mineralization grading 36 g/t silver, starting from zero meters-depts. The second drill hole intercepted 31 meters of mineralization grading 44 g/t silver, 0.39% lead, and 0.48% zinc from 1 meter-depth. Both drill holes (240 meters to the southeast of the former) feature near-uniform silver assays throughout the reported intervals, indicating that silver mineralization is highly likely to continue deeper.

4.
PROPERTY SUMMARY

DEFINITIONS AND INTERPRETATIONS

This MD&A contains a number of technical terms relating to exploration and resource development that may be unfamiliar to a general reader. The following definitions are provided for reference and clarification, and reflect their common use and understanding in the mining industry:

“deposit” means a mineral deposit which is a mineralized mass that may be economically valuable, but whose characteristics may require more detailed information. Mineral resources are calculated from geological data collected from deposits, however, deposits do not necessarily reflect the presence of mineral resources.

“mineral resource” means a concentration or occurrence of natural, solid, inorganic, or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics, and continuity of a mineral resource are known, estimated, or interpreted from specific geological evidence and knowledge. Mineral resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated, and Measured categories. Note that the confidence level in Inferred Mineral Resources is insufficient to allow the application of technical and economic parameters or to enable an evaluation of economic viability worthy of public disclosure. Regardless of category, a mineral resource is estimated through application of the guidelines of the Canadian Institute of Mining, Metallurgy and Petroleum Standards for Mineral Resources and Reserves: Definitions and Guidelines, as amended in 2014. A “historic” mineral resource estimate refers to a mineral resource estimate of the quantity, grade, or metal or mineral content of a deposit that the Company has not verified as current, and which was prepared before the Company acquired or entered into an agreement to acquire, an interest in the property that contains the deposit.

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2020
(Expressed in Canadian Dollars, except where indicated)

“project”, as used in the context of the Pulacayo Project, the Gibellini Project, the Triunfo Project, the Sunawayo Project and the Titan Project defined in this MD&A, refers to a mineral project which, pursuant to NI 43-101, means any exploration, development or production activity, including a royalty or similar interest in these activities with respect to base metals, precious metals or industrial metals as it applies to the Company.

“property” refers to land concessions for which the Company holds mineral rights to conduct its activities.

“Qualified Person” means, pursuant to NI 43-101, an individual who is an engineer or geoscientist with at least five years experience in mineral exploration, mine development or operation, or mineral project assessment. This individual is a member or licensee in good standing of a professional association and has to have relevant experience of the subject matter of the mineral project and the technical report.

PULACAYO PROJECT, BOLIVIA

The scientific and technical information in this section of this MD&A that specifically relates to the current Pulacayo Project mineral resource estimates for the Pulacayo and Paca deposits has been extracted or summarized from the Pulacayo Technical Report. Additional information presented below that pertains to the Pulacayo Project but does not specifically appear in the Pulacayo Technical Report has been provided by the Company. The Pulacayo Technical Report is available under the Company’s SEDAR profile at www.sedar.com.

The Company filed the Pulacayo Technical Report on October 26, 2020. The Company is in the process of finalizing the Revised Pulacayo Technical Report due to subsequent revisions to a number of sections of the Pulacayo Technical Report by the authors thereof; however, the Revised Pulacayo Technical Report will not contain any changes to the mineral resource estimates, the interpretation and conclusions, or the recommendations from those set out in the Pulacayo Technical Report. The Revised Pulacayo Technical Report will be filed by the Company with Canadian securities regulatory authorities in connection with the filing of the final short form prospectus of the Company in relation to the Offering.

The Pulacayo Project consists of many licenses within which are located the Pulacayo and Paca mineral deposits, several areas of potential mineralization and historic tailings piles.

The Pulacayo Project mining rights are recognized by two legally independent contractual arrangements, one covering all, except the Apuradita mining concession, from the Pulacayo MPC between the Company and COMIBOL, a Bolivian state mining company, and the original holder of the rights, executed on October 3, 2019. The Pulacayo MPC grants the Company the 100% exclusive right to develop and mine at the Pulacayo and Paca mineral deposits for up to 30 years against certain royalty payments. It is comparable to a mining license in Canada or the United States. In connection with the Apuradita mining concession, its rights are covered by a second contractual arrangement, with the Bolivian Jurisdictional Mining Authority, acting for the State, which is in process of formalization, as a mean of recognition of the acquired rights to what was originally the mining concession. Until such time as the contract is formalized, all mining rights, as recognized in the Bolivian Mining Law 535, can be exercised by the holder of the ex-concession.

The Pulacayo Project comprises seven mining areas covering an area of approximately 3,560 hectares of contiguous areas centered on the historical Pulacayo mine and town site. The Pulacayo Project is located 18 kilometers east of the town of Uyuni in the Department of Potosí, in southwestern Bolivia. It is located 460 kilometers south-southeast of the national capital of La Paz and 150 kilometers southwest of the City of Potosí, which is the administrative capital of the department. The Pulacayo Project is fully permitted with secured social licenses for mining.
Mineral Resources and Reserves

The Pulacayo Technical Report describes mineral resources estimated following the guidelines of the Canadian Institute of Mining, Metallurgy and Petroleum Standards for Mineral Resources and Reserves: Definitions and Guidelines, as amended in 2014 (the “CIM Standards, 2014”). Two mineral resource estimates were disclosed according to the requirements of NI 43-101 for the Pulacayo Project, one for the Pulacayo deposit and one for the Paca deposit (the “Pulacayo MRE” and “Paca MRE”, respectively, and collectively referred to herein as the “Mineral Resource Estimate”).

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2020
(Expressed in Canadian Dollars, except where indicated)

The Mineral Resource Estimate has an effective date of October 13, 2020 and includes an indicated mineral resource of 106.7 million oz of silver, 1,384.7 million pounds of zinc, and 693.9 million pounds of lead, and an inferred mineral resource of 13.1 million oz of silver, 122.8 million pounds of zinc and 61.9 million pounds of lead. Apogee Mineral Bolivia S.A., the Company’s wholly owned Bolivian subsidiary, has invested over US$30 million at the Pulacayo Project since 2006.

The Mineral Resource Estimate was prepared by Mercator under the supervision of Matthew Harrington, P. Geo., who is an independent Qualified Person as defined under NI 43-101. A contained metal summary based on the Mineral Resource Estimate for the Pulacayo Project is reported below:

Pulacayo Project Mineral Resource Estimate Summary of Total Contained Metal -
Effective October 13, 2020**

Zone	Category	Rounded Tonnes	Ag Moz	Zn Mlbs	Pb Mlbs	*AgEq Moz
Open Pit Constrained	Indicated	47,380,000	101.0	1,365.0	687.5	202.0
	Inferred	4,165,000	8.0	80.3	53.5	14.3
Out-of-Pit	Indicated	660,000	5.7	19.6	6.4	6.5
	Inferred	900,000	5.2	42.4	8.3	7.4
Total:	Indicated	48,040,000	106.7	1,384.7	693.9	208.5
	Inferred	5,065,000	13.1	122.8	61.9	21.7

**Notes:
1.
The Mineral Resource Estimate was prepared in accordance with NI 43-101, the CIM Definition Standards (2014) and CIM MRMR Best Practice Guidelines (2019).
2.
*Ag Eq. = silver equivalent (recovered) = (Ag g/t*89.2%)+((Pb%*(US$0.95/lb. Pb/14.583 Troy oz./lb./US$17 per Troy oz. Ag)*(10,000*91.9%))+((Zn%*(US$1.16/lb. Zn/14.583 Troy oz./lb./US$17 per Troy oz. Ag)*(10,000*82.9%)). Sulphide zone metal recoveries of 89.2% for Ag, 91.9% for Pb, and 82.9% for Zn were used in the silver equivalent (recovered) equation and reflect metallurgical testing results disclosed previously for the Pulacayo deposit. A metal recovery of 80% Ag was used for oxide zone mineral resources.
3.
Metal prices of US$17/oz Ag, US$0.95/lb Pb, and US$1.16 Zn apply. A currency exchange rate of CDN$1.00 to US$0.75 applies.
4.
Pit-constrained mineral resources are defined for each deposit within optimized pit shells with average pit slope angles of 45⁰. The Pulacayo MRE was optimized at a 12.3:1 strip ratio and the Paca MRE was optimized with at a 4.3: strip ratio.
5.
Base-case sulfide zone pit optimization parameters include: mining at US$2.00 per tonne; combined processing and general and administrative (“G&A”) at US$12.50 per tonne processed; haulage at US$0.50 per tonne processed for the Pulacayo deposit and US$2.00 per tonne processed for the Paca deposit.
6.
Base-case oxide zone pit optimization parameters include: mining at US$2.00 per tonne; combined processing and G&A at US$23.50 per tonne processed; haulage at US$0.50 per tonne processed for the Pulacayo deposit and US$2.00 per tonne processed for the Paca deposit.
7.
Pit-constrained sulphide zone mineral resources are reported at a cut-off grade of 30 g/t ag eq. within the optimized pit shells and pit-constrained oxide zone mineral resources are reported at a cut-off grade of 50 g/t Ag within the optimized pit shells. Cut-off grades reflect total operating costs used in pit optimization and are considered to define reasonable prospects for eventual economic extraction by open pit mining methods.
8.
Out of pit mineral resources are external to the optimized pit shells and are reported at a cut-off grade of 100 g/t Ag Eq. They are considered to have reasonable prospects for eventual economic extraction using conventional underground methods such as long hole stoping based on a mining cost of $35 per tonne and processing and G&A cost of $20 per tonne processed.
9.
“Total” mineral resources for the Pulacayo MRE is the tonnage-weighted average summation of pit-constrained and out-of-pit Pulacayo deposit mineral resources.
10.
“Total” mineral resources for the Mineral Resource Estimate is the tonnage-weighted average summation of the total Pulacayo MRE and Paca MRE.

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2020
(Expressed in Canadian Dollars, except where indicated)

11.
Mineral resources were estimated using ordinary Kriging methods applied to 1 m downhole assay composites capped at 2,300 g/t Ag, 13% Pb and 15% Zn.
12.
Bulk density was interpolated using ordinary Kriging methods for Pulacayo MRE. An average bulk density of 2.32 g/cm3 or 2.24 g/cm3 was applied to Paca MRE, based on grade domain solid models.
13.
Mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.
14.
Mineral resource tonnages have been rounded to the nearest 5,000; totals may vary due to rounding.

The Mineral Resource Estimate is based on estimates of pit-constrained and out of pit mineral resources, details of which are presented in the following two tables for the Pulacayo and Paca deposits, respectively. The Pulacayo MRE incorporate 73,016 metres of diamond drilling (244 surface and 42 underground drill holes). The Paca MRE incorporates results of 104 diamond drill holes and 6 reverse circulation drill holes totaling 19,916 meters completed between 2002 and 2020. Geovia Surpac ® Version 2020 was used to create the Pulacayo Project block models, associated geological and grade solids, and to interpolate silver-zinc-lead grade. Geovia Whittle pit optimization software and the PseudoFlow algorithm were applied for pit shell optimization purposes.

Pulacayo Deposit Combined Pit-Constrained and Out-of-Pit Mineral Resource Estimate – Effective Date October 13, 2020**

Cut -off Grade	Zone	Category	Rounded Tonnes	Ag g/t	Zn %	Pb %	Ag Moz	Zn Mlbs	Pb Mlbs	*AgEq Moz	*AgEq g/t
50 Ag g/t	Oxide In-Pit	Indicated	1,090,000	125			4.4
		Inferred	25,000	60			0.0
30 *AgEq g/t	Sulfide In-Pit	Indicated	24,600,000	76	1.63	0.70	60.1	884.0	379.6	123.4	156
		Inferred	745,000	82	1.79	0.61	2.0	29.4	10.0	3.9	164
100 *AgEq g/t	Sulfide Out-of-Pit	Indicated	660,000	268	1.35	0.44	5.7	19.6	6.4	6.5	307
		Inferred	900,000	179	2.14	0.42	5.2	42.4	8.3	7.4	257
Total:		Indicated	26,350,000				70.2	903.7	386.0	133.4
		Inferred	1,670,000				7.2	71.8	18.4	11.4

Paca Deposit Pit-Constrained Mineral Resource Estimate – Effective Date October 13, 2020**

Cut -off Grade	Zone	Category	Rounded Tonnes	Ag g/t	Zn %	Pb %	Ag Moz	Zn Mlbs	Pb Mlbs	*AgEq Moz	*AgEq g/t
50 Ag g/t	Oxide In-Pit	Indicated	1,095,000	185			6.5
		Inferred	345,000	131			1.5
30 *AgEq g/t	Sulfide In-Pit	Indicated	20,595,000	46	1.07	0.67	30.5	485.8	304.2	70.2	106
		Inferred	3,050,000	46	0.76	0.65	4.5	51.1	43.7	9.2	94
Total:		Indicated	21,690,000				37	485.8	304.2	70.2
		Inferred	3,395,000				6	51.1	43.7	9.2
**See detailed notes on the Mineral Resource Estimate parameters under preceding Table titled “Pulacayo Project Mineral Resource Estimate Summary of Total Contained Metal - Effective Date October 13, 2020”

Pulacayo Deposit Sensitivity Analysis from October 13th, 2020 Mineral Resource Estimate

The sensitivity analysis is shown in the following tables showing various pit-constrained grade-tonnage scenarios for the Pulacayo deposit based on a range of cut-off grades for the sulphide and oxide zones.

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2020
(Expressed in Canadian Dollars, except where indicated)

Pulacayo Deposit Pit-Constrained Cut-Off Grade Sensitivity Report for Oxide Zone

Cut -off Grade	Category	Rounded Tonnes	Ag g/t	Zn %	Pb %	Ag Moz	Zn Mlbs	Pb Mlbs	*AgEq Moz	AgEq g/t
30 Ag g/t	Indicated	1,760,000	92			5.2
	Inferred	35,000	55			0.1
45 Ag g/t	Indicated	1,220,000	116			4.6
	Inferred	30,000	58			0.1
90 Ag g/t	Indicated	615,000	171			3.4
	Inferred					0
200 Ag g/t	Indicated	185,000	250			1.5
	Inferred					0
Note: Cut-off grade for pit-constrained oxide mineral resources is 50 g/t Ag.

Pulacayo Deposit Pit-Constrained Cut-Off Grade Sensitivity Report for Sulfide Zone

Cut -off Grade	Category	Rounded Tonnes	Ag g/t	Zn %	Pb %	Ag Moz		Pb Mlbs	*AgEq Moz	AgEq g/t
30 AgEq g/t	Indicated	24,600,000	76	1.63	0.7	60.1		379.6	123.4	156
	Inferred	745,000	82	1.79	0.61	2	29.4	10	3.9	164
45 AgEq g/t	Indicated	23,715,000	78	1.67	0.72	59.5		376.4	122	160
	Inferred	735,000	83	1.81	0.61	2	29.3	9.9	3.9	166
90 AgEq g/t	Indicated	13,700,000	121	2.17	0.99	53.3		299	100	227
	Inferred	290,000	154	3.62	0.97	1.4	23.1	6.2	2.9	312
200 AgEq g/t	Indicated	5,385,000	249	2.75	1.54	43.1		182.8	66.3	383
	Inferred	180,000	230	4.57	1.22	1.3	18.1	4.8	2.5	426
400 AgEq g/t	Indicated	1,860,000	387	3.62	2.25	23.1		92.3	33.8	565
	Inferred	105,000	297	5.29	1.46	1	12.2	3.4	1.8	521
Note: Mineral resource estimate cut-off grade bolded.

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2020
(Expressed in Canadian Dollars, except where indicated)

The following table shows sensitivity analysis for the Pulacayo deposit for out-of-pit grade tonnage scenarios:

Pulacayo Deposit Out-of-Pit Cut-Off Grade Sensitivity Report for Sulfide Zone

Cut -off Grade	Category	Rounded Tonnes	Ag g/t	Zn %	Pb %	Ag Moz	Zn Mlbs	Pb Mlbs	*AgEq Moz	AgEq g/t
100 AgEq g/t	Indicated	660,000	268	1.35	0.44	5.7	19.6	6.4	6.5	307
	Inferred	900,000	179	2.14	0.42	5.2	42.4	8.3	7.4	257
150 AgEq g/t	Indicated	530,000	321	1.3	0.49	5.5	15.2	5.7	6	354
	Inferred	680,000	220	2.25	0.46	4.8	33.7	6.9	6.6	300
200 AgEq g/t	Indicated	435,000	359	1.41	0.53	5	13.5	5.1	5.5	394
	Inferred	505,000	260	2.37	0.54	4.2	26.4	6	5.6	343
250 AgEq g/t	Indicated	350,000	397	1.53	0.59	4.5	11.8	4.6	4.9	435
	Inferred	375,000	309	2.14	0.64	3.7	17.7	5.3	4.6	381
300 Ag Eq g/t	Indicated	290,000	429	1.63	0.64	4	10.4	4.1	4.4	468
	Inferred	310,000	327	2.23	0.72	3.3	15.2	4.9	4	403
350 Ag Eq g/t	Indicated	230,000	462	1.74	0.7	3.4	8.8	3.5	3.7	504
	Inferred	225,000	358	2.18	0.85	2.6	10.8	4.2	3.1	434
400 Ag Eq g/t	Indicated	180,000	490	1.93	0.74	2.8	7.7	2.9	3.1	538
	Inferred	165,000	384	2.01	0.99	2	7.3	3.6	2.4	455
Note: Mineral resource estimate cut-off grade bolded.

Paca Deposit Sensitivity Analysis from October 13th, 2020 MRE

The Paca deposit is located 7 kilometers north of the Pulacayo deposit. Sensitivity analysis shown in the following two tables illustrates various pit-constrained grade-tonnage scenarios at the Paca deposit based on a range of cut-off grades.

Paca Deposit Pit-Constrained Cut-Off Grade Sensitivity Report for Oxide Zone

Cut -off Grade	Category	Rounded Tonnes	Ag g/t	Zn %	Pb %	Ag Moz	Zn Mlbs	Pb Mlbs	*AgEq Moz	AgEq g/t
30 Ag g/t	Indicated	1,805,000	128			7.4
	Inferred	500,000	102			1.6
45 Ag g/t	Indicated	1,225,000	170			6.7
	Inferred	375,000	124			1.5
90 Ag g/t	Indicated	800,000	231			5.9
	Inferred	235,000	159			1.2
200 Ag g/t	Indicated	420,000	311			4.2
	Inferred	55,000	285			0.5
400 Ag g/t	Indicated	80,000	493			1.3
	Inferred	5,000	459			0.1
Note: Cut-off grade for pit-constrained oxide mineral resources is 50 g/t Ag.

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2020
(Expressed in Canadian Dollars, except where indicated)

Paca Deposit Pit-Constrained Cut-Off Grade Sensitivity Report for Sulfide Zone

Cut -off Grade	Category	Rounded Tonnes	Ag g/t	Zn %	Pb %	Ag Moz	Zn Mlbs	Pb Mlbs	*AgEq Moz	AgEq g/t
30 AgEq g/t	Indicated	20,595,000	46	1.07	0.67	30.5	485.8	304.2	70.2	106
	Inferred	3,050,000	46	0.76	0.65	4.5	51.1	43.7	9.2	94
45 AgEq g/t	Indicated	19,315,000	48	1.11	0.69	29.8	472.7	293.8	68.3	110
	Inferred	2,650,000	51	0.81	0.7	4.4	47.3	40.9	8.7	102
90 AgEq g/t	Indicated	8,600,000	87	1.38	0.95	24.1	261.6	180.1	45.4	164
	Inferred	950,000	114	0.94	0.95	3.5	19.7	19.9	5.2	171
200 AgEq g/t	Indicated	1,810,000	256	1.22	1.22	14.9	48.7	48.7	18.5	318
	Inferred	190,000	338	0.61	0.98	2.1	2.6	4.1	2.2	360
400 AgEq g/t	Indicated	300,000	490	1.38	1.47	4.7	9.1	9.7	5.2	542
	Inferred	50,000	545	0.39	0.82	0.9	0.4	0.9	0.9	530
Note: Mineral resource estimate cut-off grade bolded.

Recent Activities & Updates

2017

During the year ended December 31, 2017, the Company updated mining scenarios and budgets, negotiated to resolve legacy financial obligations, and engaged in deliberations to obtain permission to restart operations at the Pulacayo Project. The Company has worked with government officials to obtain assurances that its investments in exploration and its work toward a production profile at the Pulacayo Project are financially safe and legally protected. Such efforts included a meeting with Bolivia’s Minister of Mining and Metallurgy, César Navarro, and other mine operators in Bolivia.

2018

During the year ended December 31, 2018, the Company determined there were several indicators of potential impairment of the carrying value of the Pulacayo Project, including the shift at the time of the Company’s primary focus to the Gibellini Project. While management believed and continues to believe that the Pulacayo Project is a property of merit and warrants continued development, a write down in accordance with IFRS 6 Exploration for and Evaluation of Mineral Resources and IAS 36, Impairment of Assets of $13,708,200 of previously capitalized deferred exploration costs to $nil and an impairment charge of $335,181 on the mining equipment at the Pulacayo Project has been recognized. This non-cash accounting charge does not impact the Company’s financial liquidity, or any future operations and management believes the adjustment to the book value of this long-lived asset more accurately reflects the Company’s current market capitalization.

2019

In September of 2019 the Company initiated its first drilling program at the Paca deposit area. The program was completed in October of 2019 and consisted of 7 drill holes. The complete detailed composited drill intersections of mineralization are tabulated in the following table:

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2020
(Expressed in Canadian Dollars, except where indicated)

Hole	From(m)	To (m)	Length	Ag (g/t)	Zn %	Pb %	AgEq
			(m)
PND107
Interval:	55	109	54	151	1.01	1.17	238
including …	70	77	7	178	0.97	1.37	271
and …	70	109	39	180	1.2	1.34	283
and …	87	109	22	240	1.23	1.65	355
PND108
	15	65	50	135	0.4	1.42	208
including …	33	57	24	200	0.6	2.12	307
and …	33	43	10	257	0.41	1.49	333
Interval:	94	96	2	160	0.94	0.52	220
PND109
Interval:	15	43	28	242	0.27	0.69	281
including …	20	29	9	391	0.26	1.1	445
and …	24	26	2	1223	0.42	3.2	1365
and …	37	43	6	282	0.31	0.52	315
	75	173	98	15	2.47	1.28	168
including …	93	94	1	167	3.64	1.24	367
PND110
Interval:	9	182	173	95	1.63	1.4	273
including…	9	98	89	279	1.28	1.17	378
and…	9	28	19	718	0.05	0.74	749
and…	9	12	3	145	0.07	0.9	183
and…	16	28	12	1085	0.04	0.71	1115
and…	44	180	138	87	1.59	2.01	233
and…	44	46.5	2.5	111	0.61	1.09	179
and…	44	98	54	98	2.03	1.52	343
and…	52	54	2	115	1.61	1.33	234
and…	60	82	22	328	1.98	1.43	466
and…	61	65	4	1248	1.93	2.88	1441
and…	86	94	8	270	2.83	2.74	495
and…	97	98	1	155	3.26	3.03	409
PND111
Interval:	0	2.4	2.4	110	0.16	0.58	139
PND112
Interval:	12	28	16	154	0.08	0.39	173
including…	21	22	1	890	0.05	0.31	904
Interval:	33	36	3	120	0.07	2.4	216
Interval:	43	44.6	1.6	100	0.23	1.58	171
PND113
Interval:	3	28	25	196	0.04	0.29	209
including…	3	17	14	185	0.04	0.38	202
and…	21	28	7	310	0.04	0.19	320

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2020
(Expressed in Canadian Dollars, except where indicated)

Reported widths are intercepted core lengths and not true widths, as relationships with intercepted structures and contacts vary. Based on core-angle measurements, true widths are estimated at approximately 77% of reported core lengths. Silver equivalents reported are calculated above do not assume metallurgical recoveries and were calculated using AgEg. (g/t) = Ag (g/t) % + (Pb% *(US$0.94/lb. Pb /14.583 Troy oz./lb./US$16.50 per Troy oz. Ag)*10,000) + (Zn% *(US$1.00/lb. Zn/14.583 Troy oz./lb./US$16.50 per Troy oz. Ag)*10,000). Metal prices used in this silver equivalent calculation are US$16.50/Troy oz. Ag, US$0.94/lb. Pb and US$1.00/lb. Zn.

During the year ended December 31, 2019, the Company assessed whether there was any indication that the previously recognized impairment loss in connection with the Pulacayo Project may no longer exist or may have decreased. The Company noted the following indications that the impairment may no longer exist:

●
the Company signed the Pulacayo MPC granting the Company the 100% exclusive right to develop and mine at the Pulacayo Project;
●
the Company shifted its exploration focus to develop the Pulacayo Project in the during the year ended December 31, 2019;
●
the Company re-initiated active exploration and drilling programs on the Pulacayo Project; and
●
a tax dispute in Bolivia was settled in the Company’s favour.

As the Company identified these indications that the impairment may no longer exist, the Company completed an assessment to determine the recoverable amount of the Pulacayo Project. In order to estimate the fair-value of the property the Company engaged a third-party valuation consultant and also utilized level 3 inputs on the fair value hierarchy to estimate the recoverable amount based on the property’s fair value less costs of disposal determined with reference to dollars per unit of metal in-situ. With reference to metal in-situ, the Company applied US$0.79 per ounce of silver resource to its 36.8 million ounces of silver resources and US$0.0136 per pound of zinc or lead in resource to its 303 million pounds of zinc and lead. The Company also considered data derived from properties similar to the Pulacayo Project. This data consisted of property transactions and market valuations of companies holding comparable properties, adjusted to reflect the possible impact of factors such as location, political jurisdiction, commodity, geology, mineralization, stage of exploration, resources, infrastructure and property size.

As the recoverable amount estimated with respect to the above was $31.4 million, an impairment recovery of $13,708,200 was recorded during the year ended December 31, 2019.

2020

Drilling that began at the Pulacayo deposit in December of 2019 was completed in February of 2020. The Company announced its first set of results on January 21, 2020, from borehole PUD 267 which intercepted 10 meters of mineralization grading 147 g/t silver, 9.8% zinc, and 2.0% lead (539 g/t AgEq) within 35.5 meter mineralization grading 230 g/t AgEq starting 31.5 meters downhole.

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2020
(Expressed in Canadian Dollars, except where indicated)

On March 6, 2020, the Company released additional results from its first 2,598 meters of drilling, which focused on the western portion of the Pulacayo Project and on August 11, 2020, the Company announced further diamond infill drilling results from the Pulacayo Project. Complete results of all first phase 2020 drilling are tabulated below:

Hole ID	From (m)	To (m)	Interval (m)	Ag (g/t)	Zn (%)	Pb (%)	AgEq
PUD267*	31.5	67	35.5	54.3	4.31	0.92	229.6
including…	117	123	6	47.8	1.11	0.25	89.7
PUD268	21	23	2	20	1.34	0.77	92.6
PUD274	75	77	2	93.5		0.42	98.8
PUD274	82	83	1	83		0.09	77.4
PUD283	248	350	102	145	2.56	1.05	255
including..	248	282	34	9	1.05	0.22	52
and…	282	297	15	35	2.99	0.4	148
and…	297	310	13	157	5.15	1.47	370
and…	310	317	7	225	3.74	1.15	371
and…	317	322	5	1565	3.85	8.25	1825
and…	322	329	7	134	1.73	1.18	222
and…	329	350	21	76	2.65	0.82	188
PUD284	30.5	204.2	173.7	15	0.67	0.28	46
including…	30.5	55	24.5	3	2.45	0.1	20
and…	55	65	10	113	2.11	1.93	243
and…	65	79	14	13	1.2	0.44	69
and…	79	101	22	4	0.36	0.11	20
and…	101	204.2	103.2	10	0.59	0.18	36
PUD284	206.3	273	66.7	112	1.94	0.46	182
Interval:	206.3	240	33.7	46	2.12	0.41	129
Interval:	240	256	16	79	2.7	0.72	189
Interval:	256	273	17	274	1.13	0.33	295
PUD284	282	318	36	26	1.01	0.34	70
including…	282	288	6	13	0.94	0.27	54
and…	288	300	12	60	1.48	0.61	127
and…	300	318	18	7	0.72	0.18	38

Reported widths are intercepted core lengths and not true widths, as relationships with intercepted structures and contacts vary. Based on core-angle measurements, true widths are estimated at approximately 61% of reported core lengths. Silver equivalent is calculated as follows: Ag Eq. (g/t) = Ag (g/t)*89.2% + (Pb% *(US$0.94/ lb. Pb /14.583 Troy oz/lb./US$16.50 per Troy oz. Ag)*10,000*91.9%) + (Zn% *(US$1.00/lb. Zn/14.583 Troy oz/lb./US$16.50 per Troy oz. Ag)*10,000*82.9). This calculation incorporates metallurgical recoveries from test work completed for Pulacayo in 2013 by Universidad Tecnica de Oruro (UTO), in Oruro and La Paz, Bolivia as well as at Maelgwyn Mineral Services Africa (MMSA) in Roodeporrt, South Africa.

The Company adopts industry recognized best practices in its implementation of QA/QC methods. A geochemical standard control sample and one blank sample is inserted into the sample stream every 20th sample. Duplicates are taken at every 40th sample. Standards and duplicates including lab duplicates and standards and are analyzed using Thompson-Howarth plots. Samples are shipped to ALS Global Laboratories in Ururo, Bolivia for preparation, and then shipped to ALS Global laboratories for analysis in Lima, Peru. Samples were analyzed using intermediate level four acid digestion. Silver overlimits are analyzed using fire assay with a gravimetric finish. ALS Laboratories sample management system meets all requirements of International Standards ISO/IEC 17025:2017 and ISO 9001:2015. All ALS geochemical hub laboratories are accredited to ISO/IEC 17025:2017 for specific analytical procedures.

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2020
(Expressed in Canadian Dollars, except where indicated)

All samples are taken from HQ-diameter core which split in half by a diamond-blade masonry saw. One-half of the core is submitted for laboratory analysis and the other half is preserved on the Company’s secured core facility for reference. All core is geotechnically analyzed, photographed and then logged by geologists prior to sampling.

On November 30, 2020, the Company announced that further to the news release dated October 14, 2020, it has received the complete assay results from the Company’s diamond drill program at the Paca deposit. All 5 drill holes intersected mineralization, with the results shown in the following table:

Hole ID	From	To	Length (m)	Ag g/t	Zn %	Pb %	AgEq*
PND114	1.5	18.0	16.5	43	0.11	0.36	55
PND115	3.0	69.0	66.0	48	0.10	0.80	75
PND116	7.0	37.0	30.0	23	0.15	0.42	41
PND117	51.0	82.0	31.0	3	0.45	0.31	31
PND118	18.0	38.0	20.0	25	0.09	0.09	29
PND118	67.0	179.0	112.0	15	0.50	0.48	50
including…	133.0	143.0	10.0	61	0.65	0.37	93

(*) Silver equivalent (“AgEq”) calculation is based on NI43-101 compliant 2020 resource report completed for the Paca deposit by Mercator Geological Services (see Company’s press release dated October 13th, 2020). Silver equivalent is calculated as follows: Ag Eq. = Silver Equivalent (Recovered) = (Ag g/t*89.2%)+((Pb%*(US$0.95/lb. Pb/14.583 Troy oz./lb./US$17 per Troy oz. Ag)*(10,000*91.9%))+((Zn%*(US$1.16/lb. Zn/14.583 Troy oz./lb./US$17 per Troy oz. Ag)*(10,000*82.9%)) and assumed metallurgical recoveries. Metal prices of US$17/oz Ag, US$0.95/lb Pb, and US$1.16/lb Zn apply.

Reported widths are intercepted core lengths and not true widths, as relationships with intercepted structures and contacts vary. Based on core-angle measurements, true widths range from 77% to 86% of the reported core length.

PND 114, 115, 118 drilled tested oblique structures parallel to the main east-west trend and discovered new mineralized zones.

PND 114 intersected 16.5 meters of mineralization grading 55g/t silver equivalent that is to the north of the Paca north zone.

PND 115 intercepted 66 meters of mineralization grading 75g/t silver equivalent between Paca main zone and Paca north zone, which are 250 meters apart.

PND 118 was drilled at the eastern edge of the Paca main zone and intersected 112 meters of mineralization grading 50 g/t silver equivalent.

The Company is integrating the drill results to the recently completed geomodelling. Commencement of next round of Paca drilling is tentatively scheduled for the first half of 2021.

In March 2020 the Company further announced that it had commenced district exploration program at its Pulacayo project. The Company would be conducting geological mapping, with relevant sampling and possible trenching on the property. Induced polarization geophysics would also be conducted in tandem with the field program, with 106 line-kilometers of survey having been outlined.

In July 2020, the Company announced results of rock chip samples taken from the San Leon underground tunnel. This geological sampling and mapping program are part of an ongoing district exploration program announced on March 9, 2020, at the Company’s Pulacayo Silver Project in Bolivia. A total of 113 chip samples were collected at intervals of from 0.85 to 3.0 meters to better characterize the geology and alteration of the San Leon tunnel, which continues for 3km to the south of the mapping area, passing through the Company’s existing NI43-101 Pulacayo resource and connects to the town of Pulacayo. The tunnel also extends to the north for 1 km where historically the Pulacayo mine’s ore was carted for smelting during the 1800’s. Sample results are tabulated below:

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2020
(Expressed in Canadian Dollars, except where indicated)

Sample ID	TYPE	Azimuth	WIDTH (m)	Ag ppm	Pb %	Zn %	Ag Eq. ppm	Structure	DIP_DIR	DIP
3879	Chip	350	1.5	400	0.876	0.929	420	Breccia	20	80
3883	Chip	350	0.9	77	0.342	0.287	91	Fault	0	72
3881	Chip	7	1.8	25	0.137	0.127	32	Contact	345	78
3878	Chip	13	0.9	5	0.306	0.399	29	Veinlets	0	85
3882	Chip	338	1.8	17	0.18	0.074	24	Veinlets	350	65
3880	Chip	5	1.9	6	0.132	0.102	14	Veinlets	345	65

Mapping identified a vein system trending in a roughly east-west direction at the Pacamayo zone (“Veta Pacamayo”). The vein system measures approximately 175 meters in width south to north in the tunnel and is situated 1.3 kilometers north of the Pulacayo resource and 5km south of Paca resource. Highlights of the tunnel chip samples taken in Veta Pacamayo include 420g/t AgEq* over 1.5 meters and 91g/t AgEq over 0.9 meters.

The Pulacayo Tajo vein system (Veta Pulacayo) that hosts the Company’s indicated silver resource of 30.4 million oz @ 455g/t and inferred resource of 6.3 million oz at 406 g/t likewise trends roughly east-west, indicating that the Veta Pacamayo represents a parallel system that has seen very little exploration to date.

Geological mapping also identified a transition in the intensity of alteration (argillic-style) along the San Leon tunnel. Highest intensity alteration occurs in the Veta Pulacayo, and Veta Pacamayo areas and coincides with the highest observed chip sample silver values.

(*) Silver equivalent is calculated as follows: Ag Eq.(g/t) = Ag (g/t)*89.2%+(Pb% *(US$0.94/ lb. Pb /14.583 Troy oz/lb./US$16.50 per Troy oz. Ag)*10,000*91.9%) + (Zn% *(US$1.00/lb. Zn/14.583 Troy oz/lb./US$16.50 per Troy oz. Ag)*10,000*82.9). This calculation incorporates metallurgical recoveries from test work completed for the Pulacayo project in 2013.

In September 2020 geological mapping was conducted in the Pero area of the Pulacayo Project. Pero is located to the southeast of the Tajo Vein system that hosts the Pulacayo deposit. Geological mapping and surface sampling identified an area of silver bearing surface mineralization of up to 200 g/t silver several hundreds of meters south of the projected east-west Tajo Vein system trend, suggesting that the Tajo Vein system was offset southward in this portion of the system where strong alteration can be observed at surface covering 250 meters by 100 meters wide. This reinterpreted surface projection of the Tajo Vein system coincides with some historic Spanish workings in that area of property that date back to the 16th Century. Highlights of assay results from recent surface samples at Pero are tabulated below:

Sample ID	Type	Azimuth	Width (m)	Ag (g/t)	Zn%	Pb%
1313	Chip	210	3	200	0.1	0.1
1314	Chip	195	1.2	200	0.1	0.01
1295	Chip	340	3	164	0.0164	0.0164
1297	Chip	320	1.4	132	0.0132	0.0132
1315	Chip	200	2.9	100	0.01	0.01
1301	Chip	240	4	72	0.0072	0.0072
1303	Chip	200	6.4	67	0.0067	0.0067
1323	Chip	20	4	50	0.005	0.005
1304	Chip	150	3.7	46	0.0046	0.0046

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2020
(Expressed in Canadian Dollars, except where indicated)

In December 2020 the Company commenced a 940 meter diamond drilling program at the Pero target within its Pulacayo Project in Bolivia. Pero is located at the easternmost portion of the Pulacayo deposit and is the least understood area geologically. Field work in 2020 identified potential structural remobilization in this area that might explain the erratic nature of mineralization within the Tajo Vein System as it occurs in this area of the property. A summary of results from this drilling is tabulated below:

BHID	From (m)	To (m)	Length (m)	Ag (g/t)	Pb %	Zn %	AgEq* (g/t)
PUD285	30.6	44.6	14.0	43	0.19	0.02	46
PUD 285	143.0	191.0	48.0	10	0.11	0.17	23
PUD 286	99.0	124.0	25.0	18	0.33	0.09	32
PUD 286	148.0	152.0	4.0	393	3.79	0.88	518
PUD 286	174.0	183.0	9.0	20	0.13	0.05	25
PUD 287	56.0	78.0	22.0	43	0.23	0.02	48
PUD 287	127.0	139.0	12.0	15	0.01	0.01	15

*Ag Eq. = Silver Equivalent (Recovered) = (Ag g/t*89.2%)+((Pb%*(US$0.95/lb. Pb/14.583 Troy oz./lb./US$17 per Troy oz. Ag)*(10,000*91.9%))+((Zn%*(US$1.16/lb. Zn/14.583 Troy oz./lb./US$17 per Troy oz. Ag)*(10,000*82.9%)). Sulphide zone metal recoveries of 89.2% for Ag, 91.9% for Pb, and 82.9% for Zn were used in the Silver Equivalent (Recovered) equation and reflect metallurgical testing results disclosed previously for the Pulacayo Deposit. Reported widths are intercepted core lengths and not true widths, as relationships with intercepted structures and contacts vary. Based on core-angle measurements, true widths range from 75% to 85% of the reported core length.

During the year ended December 31, 2020, the Company incurred total costs of $2,357,534 (2019 - $1,474,026; 2018 - $898,650) for the Pulacayo Project including $1,767,089 (2019 - $964,716; 2018 - $51,112) for geological and engineering services, $584,712 (2019 - $503,071; 2018 - $847,538) for personnel, legal, general and administrative expenses and $5,733 (2019 - $6,239, 2018 - $Nil) for fees and permits.

The Company also reports that the national COVID-19 quarantine in Bolivia was lifted in late-June of 2020. The Company has resumed its work schedule and commenced an exploration program at the Pulacayo Project consisting of geological mapping of the property. Work will continue as planned; however the Company will follow the guidance of federal and local authorities in Bolivia with regards to COVID-19.

2021 Outlook

The Company’s 2021 Pulacayo objectives are:

●
 Complete district geological mapping over entire property
●
 Complete induced polarization (geophysics) survey over the entire property
●
 Evaluate field data to generate drilling targets over property
●
 Commence diamond drilling program testing priority targets on property

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2020
(Expressed in Canadian Dollars, except where indicated)

Sunawayo Project, Bolivia

On September 8, 2020, the Company announced that it has entered into the Sunawayo SPA, a binding sales and purchase agreement with the Sunawayo Vendor to acquire the Sunawayo Project, a silver-lead mining project located immediately adjacent to the Malku Khota silver project in Bolivia.

The Sunawayo Project is patented land which the Company has secured rights to explore through the Sunawayo SPA, whereas Malku Khota is unpatented land administered by COMIBOL. In January of 2020, the Company applied for a mining production contract with COMIBOL that would give it the rights to mine and explore Malku Khota. The application was received by COMIBOL and is currently under review. While the Company is engaging with COMIBOL to advance this process, the Company has not been provided with any timelines for any eventual approval.

The purchase agreement of the Sunawayo Project includes a fully permitted 100 ton-per-day open-pit mining operation that produces lead concentrate. The Sunawayo Project has a strike of 17 kilometers which covers 59.5 square kilometers of prospective area. The Sunawayo Project has ready access to water and power and is located 165 kilometers by road from Bolivia’s 5th largest city, Oruro.

Forty-eight samples, spanning 11 kilometers, were taken at the Sunawayo Project, where visible mineralization were observed during a recent site visit conducted in August 2020 by Company geologists who collected the samples during their visit.

Four priority targets were identified during this site visit: Caballo Uma, Pujiuni, Mine Area, and Malku Khota border.

Sample ID	Area	Type	Ag (g/t)	Pb %	Zn %	AgEq (g/t)
93323	Caballo Uma	CHIP	397	2.63	0.67	475
93329	Caballo Uma	CHIP	293	4.26	2.04	448
93327	Caballo Uma	GRAB	289	1.92	0.44	344
93324	Caballo Uma	GRAB	288	0.27	0.01	294
93303	Caballo Uma	CHIP	169	12.55	0.26	452
93321	Caballo Uma	GRAB	158	20	0.01	597
93337	Pijiuni	CHIP	477	>20	0.02	916
93334	Pijiuni	CHIP	37	4.28	0.03	132
93336	Pijiuni	CHIP	35	0.59	0.13	52
93347	Mine Area	GRAB	3	>20	0.01	442
93346	Mine Area	GRAB	1	14.2	0.25	320
93310	MK Border	GRAB	8	0.05	0.17	14
93309	MK Border	GRAB	8	0.01	0.1	11

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2020
(Expressed in Canadian Dollars, except where indicated)

Silver equivalent calculation uses a silver price of $25.00/oz, a zinc price of $1.10/lb., a lead price of $0.80/lb. (all USD), and assumes a 100% metallurgical recovery. Silver equivalent values can be calculated using the following formula: AgEq = Ag g/t + (Zn % x 30.1644 ) + (Pb % x 21.9377). Samples indicating >20% Pb are calculated using 20% Pb

2021

The Company commenced the maiden drilling program for the Sunawayo project in January 2021. The first 2 drillhole results were received in February 2021, and announced on February 24th, 2021. The first drill hole intercepted 137 meters of mineralization grading 36 g/t silver, starting from 0 meters-depth. The second drill hole intercepted 31 meters of mineralization grading 44 g/t silver, 0.39% lead, and 0.48% zinc from 1 meter-depth. Both SWD001 and SWD002 (240 meters to the southeast of the former) feature near-uniform silver assays throughout the reported intervals. Composited results for SWD001 and SWD002 are tabulated below:

Hole ID	From	To	Length (m)	Ag (g/t)	Pb %	Zn %	AgEq* (g/t)
SWD001	0.0	137.0	137.0	36	0.12	0.02	39
SWD002	1.0	32.0	31.0	44	0.39	0.48	67
incl…	21.0	30.0	9.0	48	0.73	1.57	112

Reported widths are intercepted core lengths and not true widths, as relationships with intercepted structures and contacts vary. Based on core-angle measurements, true widths range from 80% to 85% of reported core length. (*)Silver equivalent calculation uses a silver price of $25.00/oz, a zinc price of $1.10/lb., and a lead price of $0.80/lb. (all USD) and assumes a 100% metallurgical recovery. Silver equivalent values can be calculated using the following formula: AgEq = Ag g/t + (Zn % x 30.1644 ) + (Pb % x 21.9377).

These 2 holes were the first results from 15 planned drillholes.

Summary of the Acquisition of the Sunawayo Project

Subject to the provisions of the Sunawayo SPA, the Sunawayo Vendor agreed to transfer the mining rights of the Sunawayo Project to the Company upon the Company paying it US$6,500,000. That payment consists of US$300,000 that was paid to the Sunawayo Vendor upon execution of the Sunawayo SPA with the remaining US$6,200,000 to be paid in cash over a one-year period in twelve equal monthly installments, starting March 1, 2021.

As with the Pulacayo Project, the Company’s objectives for the remainder of 2020 and 2021 are to identify exploration targets and to test those targets that meet the criteria for drilling with an aim to make new discoveries. More specifically, the Company’s goal is to explore near the southeast border of the Sunawayo Project, in and around the existing open pit mine, and along the 8 kilometer Malku Khota lithological trend within sandstone units. The Company anticipates it will take three to four months to achieve this goal. The Company will continue to simultaneously advance a mining production contract application with COMIBOL for the rights to mine and explore the adjacent Malku Khota project. This application process is anticipated to last six to twelve months.

During the year ended December 31, 2020, the Company incurred total costs of $513,088 (2019 -$Nil; 2018 - $Nil) for the Sunawayo Project including for $116,152 (2019 - $Nil; 2018 - $Nil) for geological and engineering services and $396,936 of acquisition cost.

The Company’s 2021 Sunawayo objectives are:

●
Complete maiden drilling program on property;
●
Complete due diligence evaluation by March, 2021;
●
Complete induced polarization (geophysics) south portion of property;
●
Continue geological and structural mapping;
●
Evaluate field data for additional target generation;
●
Commence 2nd drill campaign on property testing targets generated from field work

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2020
(Expressed in Canadian Dollars, except where indicated)

Triunfo Project, Bolivia

On July 13, 2020 the Company executed the Triunfo Agreement with the Triunfo Vendor. The Triunfo Agreement provides the Company with the Triunfo Rights (consisting of the Exploration Right and the Purchase Right) with respect to the Triunfo Project. The Purchase Right can be exercised at any time after the Triunfo Vendor completes the required Bolivian administrative procedures for the Triunfo Project (expected to occur no later than March 2021) until July 13, 2025, or such further period as the parties may agree. To secure the Triunfo Rights, the Company paid the Triunfo Vendor US$100,000 upon execution of the Triunfo Agreement. Until the Company exercises its Purchase Right, beginning in 2021 the Company must pay the Triunfo Vendor US$50,000 on June 15 of each year to maintain the Triunfo Rights. The Company may elect to terminate the Triunfo Agreement at any time. If the Company exercises the Purchase Right, the Triunfo Vendor will maintain the Residual Interest. Upon exercise of the Purchase Right, the Company may make a lump sum payment to the Triunfo Vendor at any time to reduce some or all of the Residual Interest as follows:
●
the Residual Interest may be extinguished for US$300,000;
●
the Residual Interest may be reduced to 4% for US$250,000;
●
the Residual Interest may be reduced to 3% for US$200,000;
●
the Residual Interest may be reduced to 2% for US$150,000; or
●
the Residual Interest may be reduced to 1% for US$100,000.

Triunfo Project Summary

The Triunfo Project area covers approximately 256 hectares located in the La Paz Department, which is located about 75 kilometers to the east of the city of La Paz, Bolivia. The Triunfo Project has access to power and water and is accessible by road year-round. The Triunfo Vendor maintains a positive relationship with the local community. Exploration was conducted in 2005 through 2007 by Solitario Resources, which made 3 drill holes, all of which intercepted mineralization. Only 20% of the Triunfo Project was explored by Solitario.

The mineralization is characterized by pyrite, arsenopyrite, galena, and sphalerite and carries gold, silver, and zinc and lead in various proportions. Mineralization outcrops at the surface and continues for at least 750 meters in three discrete blocks, known as A, B, and C. The mineralized blocks have widths varying from 20 meters to 150 meters and are locally displaced for several meters by north-east trending faults.

In the past decade, some artisanal mining has been developed where gold mineralization has been identified. Those areas have been principally mined for gold.

The Triunfo Project contains polymetallic vein-style mineralization hosted in metasediments of the Silurian and Devonian periods. The metasediments were intruded by nearby plutonic batholiths which are likely related to the mineralizing event. This style of mineralization is well documented in Bolivia. Examples include Cerro Rico and Porco, located in and around Potosi.

Several dozen chip samples were taken from the surface and tunnels at Triunfo in late-May 2020. The sampling returned significant results from both blocks.

The following table shows the assay results, equal to and over 1.0 g/t Au Equivalent which represent over 36% of the samples (37 / 103).

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2020
(Expressed in Canadian Dollars, except where indicated)

El Triunfo Chip Channel Results Returning 1g/t AuEq* or greater

ID	BLOCK	Type	WIDTH	Au	Ag	Pb	Zn	AuEq	AgEq
			(m)	(g/t)	(g/t)	(%)	(%)	(g/t)	(g/t)
46506	A	chip channel	3.9	2	113	3.46	0.12	8	814
46505	A	chip channel	2	4	29	1.34	0.06	8	806
46504	A	chip channel	2.1	1	69	2.52	1.82	6	547
46503	A	chip channel	2.2	1	64	1.93	0.13	5	465
46502	A	chip channel	3.8	1	55	2.34	1.08	4	415
46501	A	chip channel	2.3	0	75	2.61	1.29	4	406
46299	A	chip channel	2.8	2	25	0	0.02	4	385
46298	A	chip channel	2.3	1	35	1.42	1.76	4	366
46297	A	chip channel	2	2	40	0	0.01	4	358
46296	A	chip channel	2.4	1	96	0	0.01	3	304
46295	A	chip channel	2.1	2	6	0	0	3	293
46294	A	chip channel	3	0	46	2.88	0.14	3	289
46293	A	chip channel	1.3	1	15	0.34	0.03	3	284
46292	A	chip channel	2.6	1	75	0	0.04	3	270
46291	A	chip channel	2	0	42	1.88	0.45	3	265
46290	A	chip channel	2	0	47	1.76	0.1	3	251
46289	A	chip channel	1	1	31	0.54	0.02	2	238
46288	A	chip channel	1.7	0	20	0.53	2.23	2	218
46287	A	chip channel	1	1	30	0.35	0.11	2	210
46286	A	chip channel	3.4	1	14	0	0	2	209
46285	A	chip channel	3	1	5	0	0	2	207
46284	A	chip channel	2	0	25	1.02	0.37	2	206
46283	A	chip channel	2.2	1	6	0	0	2	178
46282	A	chip channel	1.3	1	2	0	0	2	175
46281	A	chip channel	1.5	0	42	0	0.01	2	168
46279	A	chip channel	2.4	1	14	0	0	2	164
46278	A	chip channel	2	0	17	0.59	0.41	2	151
46277	A	chip channel	2.1	1	26	0	0	2	149
46276	A	chip channel	2	0	16	0.54	0.23	1	126
46275	A	chip channel	2	0	6	0.25	0.23	1	126
46274	A	chip channel	4	1	2	0	0	1	118
46273	A	chip channel	2.3	1	4	0	0	1	114
46272	A	chip channel	2.9	1	4	0	0.01	1	109
46271	A	chip channel	2	0	11	0.3	0.36	1	102
46270	A	chip channel	2.4	0	9	0.02	0.02	1	97
46269	A	chip channel	2.5	0	23	0.25	0.46	1	95

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2020
(Expressed in Canadian Dollars, except where indicated)

(*) Gold equivalent calculation uses a gold price of $1,795, a zinc price of $0.93, a lead price of $0.80, and a silver price of $18.30 (all USD), and assumes a 100% metallurgical recovery. Gold equivalent values can be calculated using the following formula: AuEq = Au g/t + (Ag g/t x 0.0102) + (Zn % x 0.3551) + (Pb % x 0.3055). Silver equivalent calculation uses a silver price of $25.00/oz, a zinc price of $1.10/lb., a lead price of $0.80/lb. (all USD), and assumes a 100% metallurgical recovery. Silver equivalent values can be calculated using the following formula: AgEq = Ag g/t + (Zn % x 30.1644 ) + (Pb % x 21.9377).

Denser sets of veins and veinlets hosted by shales and quartzites appear to correlate with higher grades. The strike lengths of these mineralized trends have been recognized as continuing along several hundreds of meters at surface.

As with the Pulacayo Project and Sunawayo Project, the Company’s objectives for the remainder of 2020 and 2021 is to identify exploration targets and to test those targets that meet the criteria for drilling with an aim to make new discoveries. More specifically, the Company’s initial drill program entails 5 holes for up to 1,000 meters that may be expanded. The drilling will step out to the east and west of historic drill hole TR001 on Block B.

District geological mapping and geophysics is also planned, as the host and accessory mineral properties associated with the mineralization at El Triunfo can be detected by geophysical imaging methods such as induced polarization (IP).

The mineralization is characterized by multiple veins (up to 1.0m wide) and veinlets. They are emplaced along fractures and faults that have developed on the flanks of an east-west trending anticlinal-synclinal sequence. Mineralization is also noted to occur in the sedimentary planes between slate layers. The slate layers can manifest as stockwork-style mineralization which tends to be elongated parallel to the anticlinal axis.

On November 25, 2020, the Company announced that further to the news release dated August 19, 2020, it has received the complete assay results from the Company’s first diamond drill program at its 100%-controlled El Triunfo Au-Ag-Zn-Pb project in Bolivia.

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2020
(Expressed in Canadian Dollars, except where indicated)

Borehole TR007 intercepted 48.9 meters of mineralization grading 0.42 g/t gold, 35.5 g/t silver, 1.17% zinc, and 0.83% lead (1.45 g/t AuEq) within 98.9 meters of mineralization grading 1.04 g/t AgEq starting 13.0 meters downhole.

Notable highlights include

Hole ID	From	To	Length (m)	Au (g/t)	Ag (g/t)	Zn %	Pb %	AuEq* (g/t)
TR006	40.0	76.0	36.0	0.49	15.46	0.54	0.44	0.97
including…	58.0	72.0	14.0	0.48	20.23	0.76	0.66	1.16
TR007	13.0	111.9	98.9	0.37	22.71	0.74	0.58	1.04
including…	63.0	111.9	48.9	0.42	35.49	1.17	0.83	1.45
TR008	6.8	84.0	77.3	0.31	17.65	0.57	0.53	0.85
including…	45.0	51.4	6.4	1.60	56.49	1.66	0.94	3.05

(*) Gold equivalent calculation uses a gold price of $1,795, a zinc price of $0.93, a lead price of $0.80, and a silver price of $18.30 (all USD), and assumes a 100% metallurgical recovery. Gold equivalent values can be calculated using the following formula: AuEq = Au g/t + (Ag g/t x 0.0102) + (Zn % x 0.3551) + (Pb % x 0.3055).

Mineralization is hosted in altered black shales exhibiting hydrothermal sheeted quartz-carbonate vein sets that are concentrated along the axes of regional anticlinal fold structures.

Assay results are detailed in the table below:

Hole ID	From	To	Length (m)	Au (g/t)	Ag (g/t)	Zn %	Pb %	AuEq* (g/t)
TR004	14.0	15.0	1.0	0.24	18.85	0.21	0.65	0.70
	17.0	18.0	1.0	0.74	2.21	0.03	0.04	0.78
	71.0	74.0	3.0	1.11	5.01	0.00	0.00	1.16

Hole ID	From	To	Length (m)	Au (g/t)	Ag (g/t)	Zn %	Pb %	AuEq* (g/t)
TR005	61.0	62.0	1.0	0.59	8.00	0.00	0.01	0.67
	122.0	124.0	2.0	0.50	2.29	0.01	0.02	0.53
TR006	5.0	6.0	1.0	0.73	3.19	0.10	0.13	0.84
	20.0	21.0	1.0	0.15	11.10	0.35	0.29	0.48
	40.0	76.0	36.0	0.49	15.46	0.54	0.44	0.97
including…	58.0	72.0	14.0	0.48	20.23	0.76	0.66	1.16
TR006	94.5	101.5	7.0	0.56	23.21	0.82	0.56	1.26
	106.5	107.4	0.8	0.32	12.70	0.25	0.01	0.54
	120.0	121.0	1.0	0.07	15.90	0.50	0.67	0.62
	142.8	143.3	0.5	0.60	0.43	0.00	0.00	0.61
	190.0	191.3	1.3	0.72	89.58	2.07	0.16	2.42
TR007	13.0	111.9	98.9	0.37	22.71	0.74	0.58	1.04
including…	63.0	111.9	48.9	0.42	35.49	1.17	0.83	1.45
TR007	118.5	119.5	1.0	0.03	4.55	0.17	0.53	0.30
	121.5	122.5	1.0	0.30	3.69	0.07	0.46	0.50
	125.5	126.3	0.8	0.56	3.18	0.09	0.03	0.63
	179.0	181.0	2.0	1.05	1.38	0.01	0.01	1.07
	185.6	186.2	0.6	0.44	5.69	0.02	0.01	0.51
	196.0	197.0	1.0	0.74	1.46	0.00	0.00	0.76
TR008	6.8	84.0	77.3	0.31	17.65	0.57	0.53	0.85
including…	45.0	51.4	6.4	1.60	56.49	1.66	0.94	3.05
TR008	138.1	139.1	1.0	0.71	0.90	0.01	0.00	0.72
	149.0	151.0	2.0	0.10	22.73	0.78	0.03	0.61
	156.0	157.0	1.0	0.74	1.33	0.02	0.01	0.76
	183.0	183.6	0.6	1.65	2.62	0.02	0.01	1.69
	231.6	232.6	1.0	0.41	4.50	0.00	0.00	0.46
	247.5	250.0	2.5	1.64	35.99	0.00	0.00	2.01
	257.0	258.0	1.0	0.78	2.15	0.00	0.00	0.80

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2020
(Expressed in Canadian Dollars, except where indicated)

*See Notes on gold equivalent (AuEq) calculations and metals prices above.

Reported widths in all tables are intercepted core lengths and not true widths, as relationships with intercepted structures and contacts vary. Based on core-angle measurements, true widths range from 54% to 65% of reported core length.

As the next step, the Company will integrate those results with planned district geological mapping and geophysics such as induced polarization (IP). Commencement of next round of El Triunfo drilling is tentatively scheduled for first half of 2021.

During the year ended December 31, 2020, the Company incurred total costs of $463,665 (2019 -$Nil; 2018 - $Nil) for the Triunfo Project including $327,989 (2019 - $Nil; 2018 - $Nil) for geological and engineering services, and $135,676 (2019 -$Nil; 2018 - $Nil) of acquisition cost.

The Company’s 2021 Triunfo objectives are:

●
Conduct geological and structural mapping over the property;
●
Complete induced polarization (geophysics) survey over the property;
●
Generate drilling targets from ground work; and
●
Test targets with diamond drilling program.

Gibellini Project, Nevada, USA

One of the Company’s principal assets is its interest in the Gibellini Project. The Company holds a 100% interest in the properties by way of a lease agreement and staked claims. Claims are in the name of the Company’s indirect, wholly-owned Nevada subsidiaries, VC Exploration (US), Inc. (“VC Exploration”) and Nevada Vanadium, LLC (“Nevada Vanadium”).

The Gibellini Project consists of a total of 555 unpatented lode mining claims that includes: 40 "Deitrich" claims under the Deitrich Lease Agreement as amended on April 19, 2018, the Nevada Vanadium group of 450 Gibellini claims and 100% interest of the Bisoni deposit claims, and the VC Exploration group of 105 claims. The Gibellini, VC Exploration and Company group of claims are located in Eureka County, Nevada, as well as 28 of the Bisoni group of claims, with the remaining 173 claims extending southwest into Nye County, Nevada. They are located approximately 25 miles south of the town of Eureka and are easily accessed from US Highway 50 to a paved road that becomes a graded, gravel road.

The Gibellini Project is situated on the south east flank of the Fish Creek Range in the Fish Creek Mining District, about 25 miles south of Eureka, Nevada and is accessed by dirt road extending westward from State Route 379.

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2020
(Expressed in Canadian Dollars, except where indicated)

The Gibellini group of claims were acquired on June 22, 2017, through leasehold assignments from the claimant and then-holder of the Gibellini mineral claims (the “Gibellini Lessor”) and includes an area of approximately 771 acres. Under the Gibellini mineral lease agreement (the “Gibellini MLA”), the Company leased this core group of claims, which originally constituted the entire Gibellini Project, by, among other things, agreeing to pay to the Gibellini Lessor annual advance royalty payments. These payments are tied, based on an agreed formula not to exceed US$120,000 per year, to the average vanadium pentoxide price of the prior year (each an "Advance Royalty Payment"). Upon commencement of production, the obligation to make Advance Royalty Payments will cease and the Company will instead maintain its acquisition through lease of the Gibellini group of claims by paying to the Gibellini Lessor, a 2.5% net smelter return royalty (the “Gibellini NSR Payments”) until a total of US$3 million is paid. Thereafter, the Gibellini NSR will be reduced to 2% over the remaining life of the mine (and referred to thereafter, as “Production Royalty Payments”). Upon commencement of production, any Advance Royalty Payments that have been made will be deducted as credits against the Gibellini NSR Payments or Production Royalty Payments, as applicable. The lease is for a term of 10 years, expiring on June 22, 2027, which can be extended for an additional 10 years, at the Company’s option.

On April 19, 2018, the Gibellini MLA was amended to grant the Company the option, at any time during the term of the Gibellini MLA, which ends on June 22, 2027, to require the Gibellini Lessor to transfer their title over all of the leased mining claims (excluding four claims which will be retained by the Gibellini Lessor and which contain minimal resource) to the Company in exchange for USD1,000,000, which will be deemed an Advance Royalty Payment.

The Company also entered into a lease agreement to acquire 10 unpatented lode claims totaling approximately 207 gross acres (the “Former Louie Hill Claims”) from their holders (the “Former Louie Hill Lessors”) on July 10, 2017 (the “Louie Hill MLA”). The Former Louie Hill Claims were located approximately 1600 feet south of the Gibellini group of claims. The Former Louie Hill Claims were subsequently abandoned by the Former Louie Hill Lessors, and on March 11 and 12, 2018, the Company staked the area within and under 17 new claims totaling approximately 340 gross acres, which now collectively comprise the expanded Louie Hill group of claims (the “Current Louie Hill Claims”).

On October 22, 2018, the Company entered into a royalty agreement (the “Royalty Agreement”) with the Former Louie Hill Lessors that replaced, on substantially similar terms, the Louie Hill MLA. The Royalty Agreement provides for payment by the Company to the Former Louie Hill Lessors of both advance royalty payments and net smelter return royalty payments. As with the Gibellini MLA, the advance royalty payments are calculated based on an agreed formula relative to the average vanadium pentoxide price for the prior year, for a total amount not to exceed US$28,000 per year (the “Louie Hill Advance Royalty Payments”). Upon commencement of production, the obligation to make Louie Hill Advance Royalty Payments will be replaced by a 2.5% net smelter return royalty (the “Louie Hill NSR”) payable on vanadium pentoxide produced from the area of the Former Louie Hill Claims contained within the Current Louie Hill Claims.

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2020
(Expressed in Canadian Dollars, except where indicated)

The Company may purchase three-fifths of the Louie Hill NSR at any time for US$1 million, leaving the total Louie Hill NSR payable by the Company at 1.0% for the remaining life of the mine. Any Louie Hill Advance Royalty Payments that have been made at the time of the commencement of production will be deducted as credits against future payments under the Louie Hill NSR. The payments under the Royalty Agreement will continue for an indefinite period and will be payable as long as the Company, its subsidiaries, or any of their permitted successors or assigns holds a valid and enforceable mining concession over the area.

On December 5, 2017, the Company announced that it had significantly expanded the land position at the Gibellini Project, by staking a total of 198 new claims immediately adjacent to the Gibellini claim group covering 4091 acres that are sufficient to enable future vanadium mining, processing and extraction.

On November 20, 2017, the Company filed an independent technical report titled “Gibellini Project Nevada, USA NI 43-101 Technical Report” with an effective date of November 10, 2017 (the ”2017 Gibellini Report”) prepared by the Wood Group. The 2017 Gibellini Report was filed with Canadian securities regulatory authorities and is available under the Company’s SEDAR profile at www.sedar.com.

On February 15, 2018, the Company indirectly acquired an additional 105 unpatented lode mining claims located adjacent to its existing Gibellini Project in Nevada, USA through the indirect acquisition of VC Exploration (US) Inc, by paying a total of $335,661 in cash and issuing the equivalent of 500,000 Common Share purchase warrants to arm’s-length, private parties.

On June 25, 2018, the Company filed a technical report titled “Gibellini Project Eureka County, Nevada, NI 43-101 Technical Report on Preliminary Economic Assessment” prepared by Mr. Kirk Hanson, P.E., Technical Director, Open Pit Mining; Mr. Edward J.C. Orbock III, RM SME, Principal Geologist and US Manager of Consulting; Mr. Edwin Peralta, P.E., Senior Mining Engineer; and Mr. Lynton Gormely, P.Eng., Consultant Metallurgist of Wood Group (the “2018 Gibellini PEA”). The 2018 Gibellini PEA has an effective date of May 29, 2018 and is available under the Company’s SEDAR profile at www.sedar.com. Each of the authors of the 2018 Gibellini PEA are "independent" Qualified Persons within the meaning of NI 43-101.

On August 24, 2020, the Company announced it had commenced the acquisition of the Bisoni Project from CellCube. As consideration for the acquisition of the Bisoni Project under the Bisoni APA, the Company issued 4 million the Bisoni APA Shares and paid $200,000 cash to Cellcube. The Bisoni APA Shares are subject to a statutory four month hold period expiring on January 19, 2021. Additionally, subject to TSX approval, if, on or before December 31, 2023, the price of European vanadium pentoxide on the Metal Bulletin (or an equivalent publication) exceeds US$12 a pound for 30 consecutive days, the Company will issue to Cellcube additional Common Shares with a value of $500,000, calculated based upon the 5 day volume weighted average price of the Common Shares immediately following the satisfaction of the vanadium pentoxide pricing condition. The acquisition of the Bisoni Project was completed on September 18th, 2020. The expanded Bisoni group of claims is located within the same formation and lithologic units as the Gibellini group of claims. The general geology in this area is considered to be similar to the Gibellini group of claims.

In the three months ended September 30, 2020, the Company expanded the land position at the Gibellini Project, by staking a total 32 new claims adjacent to the project.

The Gibellini Project is situated entirely on public lands that are administered by the BLM. No easements or rights of way are required for access over public lands. Rights-of-way would need to be acquired for future infrastructure requirements, such as pipelines and powerlines.

Gibellini Deposit Mineral Resource Estimate and 2018 Gibellini PEA

On June 25, 2018, the Company filed the 2018 Gibellini PEA, which provides an updated mineral resource estimate for the Gibellini Project.

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2020
(Expressed in Canadian Dollars, except where indicated)

The 2018 Gibellini PEA replaces the 2017 Gibellini Report. The 2018 Gibellini PEA is preliminary in nature and includes inferred mineral resources that are too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the 2018 Gibellini PEA results will be realized. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

The 2018 Gibellini PEA disclosed an estimated 7.94 million tons at a weighted average grade of 0.314% vanadium pentoxide (“V2O5”) in the measured category and 15.02 million tons at a weighted average grade of 0.271% V2O5 in the Indicated category leading to a total combined measured and indicated mineral resource of 22.95 million tons at a weighted average grade of 0.286% V2O5. Total contained metal content of the measured and indicated mineral resources is 131.34 million pounds V2O5. The inferred mineral resource estimate is 14.97 million tons at a weighted average grade of 0.175% V2O5. The total contained metal content of the inferred mineral resource estimate is 52.30 million pounds V2O5. The table below contains a summary of the Gibellini deposit mineral resource estimate (the "Gibellini Deposit Mineral Resource Estimate"), which is derived from the 2018 Gibellini PEA:

Gibellini Deposit Mineral Resource Estimate***

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
***Notes:
1.The Qualified Person for the Gibellini Deposit Mineral Resource Estimate is Mr. E.J.C. Orbock III, RM SME, an employee of the Wood Group of companies. The Gibellini Deposit Mineral Resource Estimate has an effective date of May 29, 2018.
2.Mineral resources that are not mineral reserves do not have demonstrated economic viability.
3.Mineral resources are reported at various cut-off grades for oxide, transition, and reduced material.
4.Mineral resources are reported within a conceptual pit shell that uses the following assumptions: mineral resource V2O5 price: $14.64/lb.; mining cost: $2.21/ton mined; process cost: $13.62/ton; G&A cost: $0.99/ton processed; metallurgical recovery assumptions of 60% for oxide material, 70% for transition material and 52% for reduced material; tonnage factors of 16.86 ft3/ton for oxide material, 16.35 ft3/ton for transition material and 14.18 ft3/ton for reduced material; royalty: 2.5% net smelter return (NSR); shipping and conversion costs: $0.37/lb. An overall 40º pit slope angle assumption was used.
5.Rounding as required by reporting guidelines may result in apparent summation differences between tons, grade and contained metal content. Tonnage and grade measurements are in US units. Grades are reported in percentages.

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2020
(Expressed in Canadian Dollars, except where indicated)

Louie Hill Deposit

The Louie Hill deposit lies approximately 1,600 ft south of the Gibellini deposit.

The 2018 Gibellini PEA provides an inferred mineral resource of 7.52 million tons at a weighted average grade of 0.276% vanadium pentoxide (V2O5). The oxidation domains were not modeled. The total contained metal content of the estimate is 41.49 million pounds V2O5. The table below summarizes the Louie Hill deposit mineral resource estimate (the "Louie Hill Deposit Mineral Resource Estimate"):

Louie Hill Deposit Mineral Resource Estimate***

Confidence Category	Cut-offV2O5 (%)	Tons(Mt)	GradeV2O5 (%)	ContainedV2O5 (Mlb)
Inferred	0.101	7.52	0.276	41.49

***Notes:
1.The Qualified Person for the Louie Hill Deposit Mineral Resource Estimate is Mr. E.J.C. Orbock III, RM SME, an employee of the a Wood Group of companies . The Louie Hill Deposit Mineral Resource Estimate has an effective date of May 29, 2018. The resource model was prepared by Mr. Mark Hertel, RM SME.
2.Mineral resources that are not mineral reserves do not have demonstrated economic viability.
3.Oxidation state was not modeled.
4.Mineral resources are reported within a conceptual pit shell that uses the following assumptions: mineral resource V2O5 price: $14.64/lb; mining cost: $2.21/ton mined; process cost: $13.62/ton; G&A cost: $0.99/ton processed; metallurgical recovery assumptions of 60% for mineralized material; tonnage factors of 16.86 ft3/ton for mineralized material, royalty: 2.5% net smelter return (NSR); shipping and conversion costs: $0.37/lb. For the purposes of the Louie Hill Deposit Mineral Resource Estimate, an overall 40º slope angle assumption was used.
5.Rounding as required by reporting guidelines may result in apparent summation differences between tons, grade and contained metal content. Tonnage and grade measurements are in US units. Grades are reported in percentages.

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

No significant work has been conducted on the Gibellini Project since 2015, with some minor prospecting completed in October of 2018. The Company has not completed trenching or drilling activities since its acquisition of the Gibellini Project.

The power supply for the Gibellini Project site is assumed to be at 24.9 kV and supplied from a planned substation to be located near Fish Creek Ranch. This substation would tap and step-down the 69kV supply carried by the line to the nearby Pan Mine to 24.9kV and place it on a line to the Gibellini Project. Negotiations with the power utility, Mt. Wheeler Power, will need to be undertaken to secure any future power supply contract and transmission line to the site.

In conformance with BLM permitting requirements and Secretarial Order 3355, the Company submitted a package of enhanced baseline reports (the "Enhanced Baseline Reports") on March 22, 2019. Following the BLM review of the baseline reports, the Company submitted the Gibellini Mine Plan of Operations (the “Gibellini MPO”) to the Battle Mountain District office of the BLM and the Reclamation Permit application to the State of Nevada Division of Environmental Protection Bureau of Mining Regulation and Reclamation on June 28, 2019.

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2020
(Expressed in Canadian Dollars, except where indicated)

The Enhanced Baseline Reports were completed using data primarily collected by the previous operator between 2010 and 2012, and included studies of biological resources, air resources, cultural resources, surface water resources, ground water resources, noise, wild horses, paleontological resources, geological resources, socioeconomic and environmental justice, soil resources, visual resources, wetlands and riparian resources, and geochemical characterization for ore and overburden. The baseline data was updated with data collection completed in 2019 that validated the previous data. The reports included a review of potential environmental impacts and proposed environmental protection measures to avoid or minimize these impacts. The Gibellini MPO was then prepared by integrating the information developed in the baseline reports to guide the Gibellini Project design to avoid or minimize potential environmental impacts.

The Gibellini MPO includes over 1,100 pages of detailed development plans for the Gibellini Project exploration activities, open pit mining operations and processing facilities to extract and recover vanadium from the Gibellini deposit with stated average mine production during the seven-year mine life of 15.7 million tons of ore material containing 120.5 million pounds of vanadium. The primary facilities include the: pit, waste rock disposal facility, mine office, auxiliary facilities such as water and power, crushing facilities and stockpile, heap leach pad, process facility, water ponds, borrow areas, and mine and access roads.

In addition, the Gibellini MPO includes the following management plans and engineering studies:

1.
quality assurance plan;
2.
storm water management plan;
3.
adaptive waste rock management plan;
4.
monitoring plan;
5.
noxious weed management plan;
6.
spill contingency plan;
7.
feasibility study level pit slope design;
8.
heap leach and waste rock dump facility stability report;
9.
closure plan;
10.
water management plan;
11.
interim closure plan;
12.
transportation plan;
13.
radiation protection plan;
14.
climate data and surface water hydrology;
15.
seismic hazard analyses; and
16.
engineering design criteria.

In August 2018, NewFields completed the Gibellini heap leach pad and waste dump designs as part of an overall basic engineering design led by M3 Engineering and Technology Corp

On October 31, 2019, the water pollution control permit and air permit applications were submitted to the Nevada Division of Environmental Protection (“NDEP “) incorporating the Newfields and M3 Engineering design packages. The draft air permit was posted for public comment on July 13, 2020.

2018 Gibellini PEA

On May 29, 2018, the Company received results of the 2018 Gibellini PEA for the Gibellini Project. The 2018 Gibellini PEA reported an after-tax cumulative cash flow of $601.5 million, an internal rate of return of 50.8%, a net present value of $338.3 million at a 7% discount rate and a 1.72 years payback on investment from start-up assuming an average vanadium pentoxide price of $12.73 per pound. As of May 29, 2018, the price of vanadium pentoxide was $14.20 per pound according to www.asianmetal.com. The 2018 Gibellini PEA was prepared by Amec Foster Wheeler E&C Services Inc, part of the Wood Group, and is based on the NI 43-101 compliant resource calculations reported above.

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2020
(Expressed in Canadian Dollars, except where indicated)

Highlights of the 2018 Gibellini PEA (after tax)

Internal rate of return	50.8%
Net present value (“NPV”)	US$338.3 million at 7% discount rate
Payback period	1.72 years
Average annual production	9.65 million lbs V2O5
Average V2O5 selling price	US$12.73 per lb
Operating cash cost	US$4.77 per lb V2O5
All-in sustaining costs*	US$6.28 per lb V2O5
Breakeven price**	US$7.76 per lb V2O5
Initial capital cost including 25% contingency	US$116.76 million
Average grade	0.26% V2O5
Strip ratio	0.17 waste to leach material
Mining operating rate	3.4 million tons (leach material and waste) per year
Average V2O5 recovery through Direct Heap Leaching	62%
Life of mine	13.5 years
*includes selling costs, royalties, operating cash cost, reclamation, exploration and sustaining capital costs.
**includes selling costs, royalties, operating cash costs, taxes (local, state, and federal), working capital, and sustaining and capital costs.

The 2018 Gibellini PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the 2018 Gibellini PEA will be realized. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

Sensitivity Analysis

The tables below show the sensitivity analysis to the vanadium pentoxide price, grade, and to the 2018 Gibellini PEA capital cost and operating costs. This sensitivity analysis indicates strong project economics even in very challenging conditions, and that the project is well positioned to benefit from the current rising vanadium price environment. A 20% increase in the vanadium price relative to the base case translates to a US$491.3 million after-tax NPV at a 7% discount rate.

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2020
(Expressed in Canadian Dollars, except where indicated)

Sensitivity Analysis

V2O5 price change	V2O5 price US$/lb	After-taxIRR	After-tax NPVUS$M @ 7%	After-taxcashflowUS$M
30%	16.55	69%	568.0	996.0
20%	15.28	63%	491.3	864.4
10%	14.00	57%	415.2	733.2
Base price	12.73	51%	338.3	600.4
-10%	11.46	44%	261.0	467.2
-20%	10.18	36%	183.1	333.2
-30%	8.91	26%	103.9	196.9

V2O5 gradechange	V2O5grade	After-taxIRR	After-tax NPVUS$M @ 7%	After-taxcashflowUS$M
30%	0.34%	68%	554.4	972.8
20%	0.31%	63%	482.4	849.0
10%	0.28%	57%	410.7	725.4
Base grade	0.26%	51%	338.3	600.4
-10%	0.23%	44%	265.6	475.0
-20%	0.21%	37%	192.2	348.9
-30%	0.18%	28%	118.3	221.6

Capexchange	CapexUS$M	After-taxIRR	After-tax NPVUS$M @ 7%	After-taxcashflowUS$M
30%	151.8	40%	307.2	564.3
20%	140.1	43%	317.6	576.3
10%	128.4	47%	328.0	588.4
Base Capex	116.8	51%	338.3	600.4
-10%	105.1	55%	348.6	612.5
-20%	93.4	61%	358.9	624.6
-30%	81.7	67%	369.3	636.8

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2020
(Expressed in Canadian Dollars, except where indicated)

Opexchange	OpexUS$M	After-taxIRR	After-tax NPVUS$M @ 7%	After-taxcashflowUS$M
30%	6.20	45%	257.9	450.2
20%	5.72	47%	284.8	500.3
10%	5.25	49%	311.6	550.4
Base Capex	4.77	51%	338.3	600.4
-10%	4.29	53%	364.8	650.0
-20%	3.82	55%	390.7	698.4
-30%	3.34	56%	416.0	745.4

Mining & Processing

Mining at the Gibellini and Louie Hill deposits is planned to be a conventional open pit mine utilizing a truck and shovel fleet comprised of 100-ton trucks and front-end loaders. Average mine production during the 13.5 year mine life is 3.4 million tons of leach material (3 million tons) and waste (0.4 million tonnes) per year at a strip ratio of 0.17. Mining is to be completed either in-house or through contract, with the Company’s mining staff overseeing the contracted mining operation and performing the mine engineering and survey work if contract mining is selected.

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
For the year ended December 31, 2020
(Expressed in Canadian Dollars, except where indicated)

The processing method envisioned for the Gibellini Project will be to feed leach material from the mine via loader to a hopper that feeds the crushing plant. The leach material will then be fed to an agglomerator where sulfuric acid, flocculent and water will be added to achieve adequate agglomeration. The agglomerated leach material will be transported to a stacker on the leach pad, which will stack the material to a height of 15 feet. Once the material is stacked, solution will be added to the leach heap at a rate of 0.0025 gallons per minute per square foot. The solution will be collected in a pond and this pregnant leach solution will be sent to the process building for metal recovery where it will go through solvent extraction and stripping processes to produce the vanadium pentoxide and a secondary yellowcake uranium.

Vanadium Recoveries and Metallurgical Testing

Approximately 130.3 million pounds of V2O5 and 336,000 pounds of uranium is expected to be produced from the Gibellini Project heap leaching operations at an average vanadium recovery of 62% (oxide: 60%, transition: 70% and reduced: 52%). The heap leaching is performed at ambient temperature and atmospheric pressure without pre-roasting or other beneficiation process. The pregnant leach solution is continuously collected with leach material undergoing, on average, a 150-day heap-leaching cycle. The table below summarizes the projected metallurgical recoveries used in the 2018 Gibellini PEA for the three defined oxidation-type domains.

Mill Feed Material Type	Direct Leaching Recovery
Oxide	60%
Transition	70%
Reduced	52%

The direct heap leach vanadium recovery estimates used in the 2018 Gibellini PEA were based on extensive metallurgical testing work performed by SGS Lakefield Research Laboratories, Dawson Minerals Laboratories, and McClelland Laboratories ("McClelland"). Samples were selected from a range of depths within the deposit, representative of the various types and styles of mineralization. Samples were obtained to ensure that tests were performed on a sufficient sample mass. The end results demonstrated low acid consumption (less than 100 lb acid consumption per ton leached) and high recovery through direct leaching. Notable test results included the following:

Acid Heap Leach Testing of a Gibellini Bulk Sample, McClelland, September 4, 2013

A series of trenches were excavated and approximately 18 tons of material were sent to McClelland for pilot testing.

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
●
SO2 addition of 1.0 to 1.5 g/l
●
Strip Solution Sulfuric Acid Concentration 225 to 250 g/l SX
●
Extraction Efficiency ~97%
●
SX Strip Efficiency ~98%

Pilot Scale Solvent Extraction Testing on Vanadium Bearing Solutions from Two Gibellini Project Column Leach Tests, McClelland, September 16, 2013

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2020
(Expressed in Canadian Dollars, except where indicated)

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

In August of 2018, the Company received metallurgical results from its technology partner, Northwest Non-Ferrous Metals Mining and Geology Group Co., Ltd, (‘NWME”) from samples collected during a site visit in March of 2018. Tests were performed at its laboratory testing facilities located in Xi’an, China. NWME utilized a SX processing method to recover vanadium from sulfuric acid PLS generated by bottle roll and column test acid leaching on Gibellini samples. The solution was reduced and then precipitated using ammonia to make AMV. The AMV was calcined and heated then cooled and pulverized. A vanadium pentoxide with 98.56 % purity content was produced. The assay for this work is shown below:

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

Capital and Operating Costs

The projected capital costs for the Gibellini Project over a one and a half year construction period and mine life average operating costs are summarized in the two tables below. The capital cost includes 25% contingency or USD23.4 million.

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2020
(Expressed in Canadian Dollars, except where indicated)

Pre-Production Capital Cost

Cost Description	Total (US$000s)
Open Pit Mine
Open pit mine development	1,412
Gibellini incremental WRSF	212
Mobile equipment	111
Infrastructure-On Site
Site prep	2,431
Roads	1,391
Water supply	2,007
Sanitary system	61
Electrical – on site	2,052
Communications	165
Contact water ponds	174
Non-process facilities – buildings	7,583
Process Facilities
Mill feed handling	15,380
Heap leach system	20,037
Process plant	14,441
Off-Site Infrastructure
Water system	4,495
Electrical supply system	3,227
First fills	860
Subtotal Total Direct Cost	76,039
Construction indirect costs	4,254
Sales tax / OH&P	4,236
EPCM	8,879
Total Before Contingency	93,409
Contingency (25%)	23,352
Total Project Cost	116,761

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2020
(Expressed in Canadian Dollars, except where indicated)

Operating Costs

Total Cash Operating Cost	US$ per Ton Leached	US$ per lb of V2O5 Produced
G&A	0.99	0.31
Mining Cost	2.72	0.85
Total Processing Cost	11.54	3.61
Total	15.26	4.77

The cash operating costs in the first half of the project covering years 1-7 is US$3.59 per lb of V2O5 produced and for the years 8-14 is US$7.12 per lb of V2O5 produced, resulting in the weighted average cash cost of US$4.77 per lb of V2O5 produced. The cash operating cost is lower in the first half of the project due to processing higher grade material.

Engineering Procurement Construction Management:

On August 15, 2018, the Company issued a request for proposal (the “RFP”) for engineering, procurement, construction and management services ("EPCM") from qualified bidders. In December of 2018, the Company selected M3 Engineering & Technology Corporation (“M3”) of Tucson, Arizona to provide EPCM for the Gibellini Project in response to the RFP. M3 was selected for its specific experience in heap leach engineering, and construction expertise in arid environments such as Nevada and Arizona.

The EPCM consists of three phases. Phase 1 includes updating and simplifying previous basic engineering as well as mine design, waste dump design, road design, borrow pit design, buildings and infrastructure designs will not be substantially changed. Phase 2 will consist of procurement of the required equipment, services and developing the detailed engineering design required to build the project facilities. Phase 3 will outline construction management services to build the facilities to accomplish the actual work.

The Company expects Phase 1 of the EPCM to be completed in 2020, and to date this schedule has not been impacted by the COVID-19 pandemic. Phase 2 is anticipated to be completed in 2021, Phase 3 to be completed in 2022 and the Gibellini Project wet commissioning is expected to occur in 2023. These timelines remain provisional and will be revised as necessary should they materially change.

To try to minimize technical and implementation risk, the Company is working closely with its chosen technology partner, NWME, to fine tune metallurgy, process design and engineering, and ensure maximum vanadium recovery and high-grade vanadium pentoxide commercial product on site. NWME owns and is currently operating the world’s largest black-shale vanadium mine in China with an environmentally friendly, hydrometallurgical leach processing technology without the need of a pre-roasting step (see the Company’s news release dated March 12, 2018, for more details).

NWME conducted a site visit of the Gibellini Project in March 2018 and analyzed samples from the Gibellini Project in its laboratories. The results of this work are discussed in the following section.

Test Results

Samples collected by NWME’s technical team during their visit to the Gibellini Project’s site in February 2018 were analyzed at NWME’s facility in Xi’an, China. Approximately 250 kg of material was submitted for analysis. The results are described below.

98.6% V2O5 Produced on the 1st Run with Simple Conventional Flowsheet

NWME used SX processing method to recover vanadium from sulfuric acid PLS generated by bottle roll and column test acid leaching on Gibellini samples. The solution was reduced and then precipitated using ammonia to make AMV. The AMV was calcined and heated then cooled and pulverized. A vanadium pentoxide with 98.56 % purity content was produced. The assay for this work is shown in table below:

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2020
(Expressed in Canadian Dollars, except where indicated)

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

In column tests, sulfuric acid was added to the feed material and the material was allowed to cure for 24 hours before initiating the leaching. Leaching was conducted by applying 108 grams per liter acid solution over the material. PLS was collected every 24 hours and samples were taken for vanadium analysis. All the tests were performed at room temperature and at atmospheric pressure. The results of the tests are given below:

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

The results of the bottle roll and column leach tests performed by NWME largely validate the results of previous tests performed by McClelland on the Gibellini bulk sample in 2013 (18 tons of material).

The NWME test samples were not agglomerated and were on short leach time of 21 days for column tests and 5 days for bottle roll tests. The Company studied both the NWME test and McClelland test in detail and believe the results were consistent, whereby 70% recovery can be achieved with longer leach cycle (over 100 days McClelland vs 21 days NWME) and less acid consumption (50 kg of acid per tonne of material McClelland vs 100 kg of acid per tonne of material NWME).

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2020
(Expressed in Canadian Dollars, except where indicated)

A summary of acid heap leach tests of a Gibellini bulk sample, completed at McClelland, September 4, 2013 is tabulated below:

Size	Test Type	Time (Days)	Vanadium Recovery %	Head Grade % V2O5	Sulfuric Acid Consumed kg/t
50 mm (2”)	Column, open circuit	123	76.6	0.53	39.9
12.5 mm (1/2”)	Column, open circuit	123	80.2	0.56	32.7
12.5 mm (1/2”)	Column, closed circuit	230	68.3	0.51	38.1
12.5 mm (1/2”)	Column, closed circuit	198	74	0.56	43.5
12.5 mm (1/2”)	Bottle Roll	4	67.1	0.51	33.6
1.7 mm (-10m)	Bottle Roll	4	66.3	0.51	29.9
-75µ	Bottle Roll	4	67.6	0.5	28.1
-75µ	Bottle Roll	30	74.2	0.53	24.5

Representative Feed Grade with Benign Test Conditions that Can be Replicated in Commercial Setting

The leaching bottle roll and column tests were performed at room temperature and at atmospheric pressure based on Gibellini’s representative grade from grab sampling method across the width of the mineralization at various locations of the Project. These samples are characterized in table below:

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

Vanadium Mineralogy in Achieves Recovery at Room Temperature and Atmospheric Pressure

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

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2020
(Expressed in Canadian Dollars, except where indicated)

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

Heap leaching is the lowest-cost recovery method compared to roasting, and pressured container VAC leaching; whereby capital costs can compound to multiple times greater for the same throughput. Gibellini’s high IVM content is a key competitive differentiator which places the deposit in the top tier of black shale deposits in terms of pre-production capital cost required based on NWME’s research. The mineralogical results of the Gibellini ore as characterized by NWME’s test work is shown in table below:

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

Low Carbonate Content Results in Low Acid Consumption.

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

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2020
(Expressed in Canadian Dollars, except where indicated)

The following table is a generalized comparison of Gibellini’s deposit to a composite of typical black shale vanadium deposits:

	Gibellini Vanadium Deposit	Black Shale Series Vanadium Deposits
Host Rock	Silica State	Carbon Siliceous Rocks with Mudstone
The Mineral Composition	High Silica, Low Aluminium and Low Carbonaceous. SiO2-78.40%; Al2O3 - 4.13%;T(C) - 0.47%	High Silica, High Aluminum and High Carbonaceous. SiO2-62-93%; Al2O3 > 7%;T(C) > 10%

On March 26, 2019, the Company announced via news release available on SEDAR vanadium assay results from its Fall 2018 exploration reconnaissance program on the Gibellini Project. The 155 assays are taken from three prospective exploration areas all within 5 kilometers to existing Gibellini vanadium NI 43-101 compliant resource pit outline. Surface grab samples assay as high as 2% vanadium pentoxide (V2O5) and 75 samples (48% of total 155) have V2O5 grades greater than the Gibellini deposit’s cut-off grade of 0.101% V2O5 at $12.5/lb V2O5.
The high vanadium assay results along the 5-kilometer northeast-southwest trend which line-up the Northeast Prospect, through Gibellini Hill, Louie Hill, Middle Earth prospect, and Big Sky prospect providing an indication of potential and possibly significant future expansion of vanadium mineralization along this corridor.

Big Sky Prospect (300m by 50m)

The Big Sky prospect occurs 3.1 kilometers southwest of the Gibellini Hill measured and indicated resource and 1.8 kilometers southwest of the Louie Hill inferred resource. A total of 62 samples were taken, of which 40% (n=25) returned assays greater than Gibellini cut-off grade. Sixteen (16) samples returned assays >0.200 V2O5. The distribution of samples occurs along a 300-meter exposure of the Woodruff Formation. Assays showing >0.200 V2O5 are shown in table below.

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

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2020
(Expressed in Canadian Dollars, except where indicated)

Middle Earth Prospect (200m by 70m)

The Middle Earth prospect occurs 1.7 kilometers southeast of the Gibellini Hill deposit and 300 meters south of the Louie Hill deposit. A total of 50 samples were collected of which 68% (n=34) returned assays >0.101% V2O5 or the Gibellini cut-off grade. Twenty-seven (27) samples returned assays >0.200 V2O5. The samples are distributed over 3 road cuts of exposed Woodruff Formation making up a 200 meter by 70-meter areal footprint. Assays showing >0.200 V2O5 are shown in the following table.

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

Northeast Trench Prospect (500m by 300m)

The Northeast Trench prospect occurs 1.2 kilometers northeast of the Gibellini Hill deposit and 2.5 kilometers northeast of the Louie Hill deposit. A total of 43 samples were collected of which 37% (n=16) returned assays >0.101% V2O5 or the Gibellini cut-off grade. Three (3) samples returned assays >0.200 V2O5. The samples are distributed through road cuts (“trenches”) and dry gulches of exposed Woodruff Formation making up a 500 meter by 350-meter areal footprint. The exposure at the Northeast Trench is greatly obscured by colluvium material however the extent where it is exposed might indicate a large volume of Woodruff Formation yet to be explored. Assays showing >0.200 V2O5 are shown in the following table.

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2020
(Expressed in Canadian Dollars, except where indicated)

V2O5% grab sample assay results at Northeast Trench prospect for samples with >0.200%

SAMPLE ID	Prospect	V2O5%
302004	NE Trench	0.239
302005	NE Trench	0.380
302016	NE Trench	0.303

Water supply
On August 20, 2018, the Company secured water supply for the Gibellini Project construction and operation. The Company signed a 10-year agreement (the "Water Supply Agreement") with the owner of a private ranch, located approximately 14.5 kilometers from the Gibellini Project. The Water Supply Agreement can be extended for any number of additional 7-year terms, not to exceed (with the primary term) a total of 99 years.

Under the terms of the Water Supply Agreement, the lessor granted to the Company the rights to 805 acre-feet (approximately 262.4 million gallons) of water per year for the Gibellini Project, at a minimum flow rate of 500 gallons per minute (“gpm”) from its year-round springs surface water stream. The water flow rate was measured at the ranch springs in 1965, in 1981, from December 2011 to September 2013, and most recently, in 2017. The water flow rate ranges from 1,000 to 3,900 gpm with an average flow rate of 2,690 gpm, which exceeds the project’s maximum water operational requirement of 420 gpm based on the process engineering design prepared by Scotia International of Nevada, Inc. as a part of engineering, procurement, construction and management work done in 2014.license.

The Gibellini Project completed water-related baseline studies including the drilling of water-test wells, water source data collection, characterization, flow rate testing and modeling. Due to the fact that the Water Supply Agreement provides a source of water from surface springs located on a private ranch and baseline studies related to it have been completed, the Company expects to significantly expedite the permitting process by eliminating the need to appropriate water rights from the Nevada Division of Water Resources.

Bisoni-McKay Claims and Historical Deposit

On August 24, 2020 the Company announced it had commenced the acquisition of the Bisoni-McKay Project from CellCube. This transaction was successfully completed and announced on September 18, 2020. The Bisoni group of claims is host to a historic resource known as the Bisoni-McKay deposit. The resource was calculated in 2016 by Edwin Ulmer and Edwin H. Bentzen III. A summary of the historic resource is tabulated below:

Bisoni-McKay Deposit Historic Category	V2O5 Mt	V2O5 Grade %	Mlbs Contained V2O5

Indicated	11.88	0.397	94.41
Inferred	7.05	0.427	60.12

The historic resource calculation adopted a 0.2% V2O5 cutoff grade. A Qualified Person has not done sufficient work to classify the historical estimate as current mineral resources or mineral reserves. The Company is not treating the historical estimate as current mineral resources or mineral reserves.

The Bisoni Project was drilled in the 1970s by Hecla, and more recently by Stina Resources (now Cellcube) in 2004, 2005, and 2007. Historic 2005 drill result highlights include:

●
BMK 05-01 – 98.5 meters grading 0.46% V2O5 from surface, including 36.0 meters grading 0.76% V2O5

●
BMK 05-02 – 98.1 meters grading 0.53% V2O5 from near surface, including 40.2 meters grading 0.88% V2O5

●
BMK 05-03 – 105.2 meters of 0.49% V2O5.

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2020
(Expressed in Canadian Dollars, except where indicated)

Compiled historic results are tabulated below:

From (m)	To (m)	Downhole Interval	Approx. true width	V(ppm)	V2O5(ppm)	V2O5 (%)
Hole No. DDH BMK 05-01			Total depth 98.5m
0.0	22.9	22.9	79.2	1,395	2,491	0.25
22.9	62.5	39.6		1,693	3,023	0.3
62.5	98.5	36.0		4,623	7,610	0.76
0.0	98.5	98.5		2,563	4,575	0.46
Hole No. DDH BMK 05-02			Total depth: 105.0m
7.0	36.3	29.3	n/a	1,630	2,909	0.29
36.3	64.9	28.7		1,635	2,919	0.29
64.9	105.2	40.2		4,944	8,825	0.88
7.0	105.2	98.1		2990	5337	0.53
Hole No. DDH BMK 05-03			Total depth: 105.2m
4.0	25.3	21.3	n/a	1,501	2,680	0.27
25.3	69.2	43.9		2,771	4,952	0.5
69.2	130.5	62.3		2,761	4,929	0.49
25.3	130.5	105.2		2,766	4,938	0.49

These drill results are “historic” as defined by NI 43-101 and have not been independently verified. Truth widths are unknown except where indicated.

The host rocks carrying vanadium mineralization at both the Gibellini Project and Bisoni Project belong to the same Gibellini facies of the Woodruff Shale Formation.

There exist several highly prospective exploration targets in between and around the Gibellini and Bisoni McKay deposits (the two are 14 kilometers apart) along the northeast – southwest corridor such as the Big Sky prospect, the Middle Earth prospect and the North East prospect (from Gibellini Project) and BMK and BR zones (from the Bisoni Project) all with outcropping surface vanadium mineralization that could potentially ultimately lead to additional vanadium mineral discoveries.

Offtake and Project Financing

The Company has received unsolicited expressions of interest from various potential investment sources and is currently engaged in discussions with potential cornerstone investors, vanadium product off-takers on potential equity, debt and prepaid off-take financing possibilities. The Company expects to report material progress in due course.

Permitting

On October 31, 2019, the Company submitted permit applications for the Water Pollution Control Permit and the Class II Air Quality Permit. These Nevada state permits have been developed to provide construction level engineering that supports the mine plan previously submitted to the BLM in the Plan of Operations. Comments received from the BLM were used as guidance in the engineering design to ensure the State and Federal Permits are aligned and reflect the most current guidance provided by both the NDEP and BLM.

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2020
(Expressed in Canadian Dollars, except where indicated)

NDEP Water Pollution Control Permit

Mining in Nevada is regulated under the authority of the Nevada Revised Statutes (NRS) 445A.300-NRS 445A.730 and the Nevada Administrative Code (NAC) 445A.350-NAC 445A.447. Water Pollution Control Permits ("WPCP") are issued to an operator prior to the construction of any mining, milling, or other beneficiation process activity. Facilities utilizing chemicals for processing ores are required to meet a zero-discharge performance standard such that waters of the State will not be degraded.

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

The Class II Permit for Gibellini is for facilities that emit less than 100 tons per year for any one regulated pollutant. Since the vanadium processing will utilize a heap leach, the emissions will be under the threshold for more complex air permits. The engineering design incorporates stringent emission control technology to minimize emissions. The modeled emissions from the entire Gibellini Project are well below the National Ambient Air Quality Standards (“NAAQS”).

The Enhanced Baseline Reports (“EBR’s”) were extensively used in the Project engineering design to ensure that potential environmental impacts identified in the EBR’s would be avoided or minimized by facility design. These engineering controls help ensure that avoidance of potential environmental impacts is “built into” the project from the start of the design process. Doing so will allow environmental protection measures to be taken to minimize the risk of impacts that cannot be completely avoided in the design and ensure up-front project planning that is sensitive to all environmental resources.

Integration with BLM 12-month 3355 Environmental Impact Statement Process

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

On July 14, 2020, the NOI to prepare the EIS was published in the Federal Register. The NOI formally commences the 12-month timeline to complete the National Environmental Policy Act review and EIS preparation by the BLM. The NEPA process is designed to help public officials complete permitting decisions that are protective of the environment and includes a public engagement process.

A news release dated July 16, 2020 from the BLM Mount Lewis Office stated the following: “If approved, this project would provide hundreds of jobs and will contribute to the nation’s domestic source of critical minerals,” said Doug Furtado, Battle Mountain District Manager. “The Gibellini mine would also be the first vanadium mine in the U.S. and, in accordance with Secretarial Order 3355, we anticipate having a record of decision in 12 months.

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2020
(Expressed in Canadian Dollars, except where indicated)

As there is currently no primary domestic production of vanadium, the United States is dependent on foreign sources of vanadium; this creates a strategic vulnerability for both the economy and military to adverse government action or other events that can disrupt the supply of this key mineral.”

The Company continues with its EPCM work and expects Phase 1 of the EPCM, updating basic engineering design, to be completed by 2020; Phase 2, equipment procurement and detailed engineering design, to be completed in 2021; Phase 3, facilities construction, to start in 2022 and be completed in 2023 with the Gibellini Project wet commissioning expected to be in 2023.

During the year ended December 31, 2020, the Company incurred total costs of $2,435,857 (2019 -$4,956,939; 2018 - $2,727,759) for the Gibellini Project including $897,085 (2019 - $3,200,773; 2018 - $1,509,587) for geological and engineering services, $1,190,607 (2019 - $1,470,007; 2018 - $831,023) for personnel, legal, general and administrative expenses and $348,165 (2019 -$286,158; 2018 - $387,149) for royalties, fees and taxes. Also, during the year ended December 31, 2020, the Company incurred total costs of $2,237,077 (2019 -$Nil; 2018 - $Nil) for the Bisoni claims and 16,489 (2019 - $Nil, 2018 - $Nil) for the Gibellini claims.

2021 Outlook

The Company intends to continue with the permitting process in order to obtain necessary permits and authorizations prior to conducting Project-related activities to ensure compliance with all applicable regulatory requirements. The permits the Company expects to receive are presented in the following table:

Required Permits and Regulatory Authorizations for Gibellini Project

Permits and Authorizations	Regulatory Agency
Plan of Operations/Record of Decision	Bureau of Land Management
Explosives Permit	U.S. Department of the Treasury, Bureau of Alcohol, Tobacco, and Firearms
Surface Disturbance Permit and Class II Air Quality Operating Permit	Nevada Department of Conservation and Natural Resources, Division of Environmental Protection, Bureau of Air Quality
Water Pollution Control Permit	Nevada Department of Conservation and Natural Resources, Division of Environmental Protection, Bureau of Mining Regulation and Reclamation
Mining Reclamation Permit	Nevada Department of Conservation and Natural Resources, Division of Environmental Protection, Bureau of Mining Regulation and Reclamation
Industrial Artificial Pond Permit	Nevada Department of Conservation and Natural Resources, Nevada Department of Wildlife (NDOW)
Class III Waiver Landfill Permit	Nevada Department of Conservation and Natural Resources, Division of Environmental Protection, Bureau of Solid Waste
General Discharge Permit (Stormwater)	Nevada Department of Conservation and Natural Resources, Division of Environmental Protection, Bureau of Water Pollution Control
Hazardous Materials Storage Permit	State of Nevada, Fire Marshall Division
Hazardous Waste Identification Number	United States Environmental Protection Agency
Septic Treatment Permit Sewage Disposal System Permit	Nevada Department of Conservation and Natural Resources, Division of Environmental Protection, Bureau of Water Pollution Control
Potable Water System Permit	Nevada Department of Conservation and Natural Resources, Division of Environmental Protection, Bureau of Safe Drinking Water
Radioactive Materials License	Nevada Department of Health and Human Services, Nevada State Health Division, Radiological Health Section
Dam Safety Permit	State of Nevada Division of Water Resources
Local Permits
County Road Use and Maintenance Permit/Agreement	Eureka County Building Planning Department

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2020
(Expressed in Canadian Dollars, except where indicated)

Expected costs associated with this process fall under General and Administrative costs for the Company. The Company does not anticipate that there will be any deficiencies or other factors that will delay or prevent receipt of these permits.

Ulaan Ovoo Coal Property, Mongolia

The Company acquired a 100% interest in the Ulaan Ovoo Property located in the territory of Tushig soum of Selenge aimag province in Northern Mongolia in 2010 from a private Mongolian company. On November 9, 2010, the Company received the final permit to commence mining operations at the Ulaan Ovoo Property. The focus of the Ulaan Ovoo PFS was for the development of low ash coal reserves in the form of a starter pit. During 2014, the Company faced challenges, such as significant dewatering of the resource, lack of demand, depressed coal sales prices, and higher than expected operating/transportation costs, resulting in limited production throughout the period. Pit dewatering has become a significant impediment to achieving consistent production, especially following mine standby during the periods of low market demand. The mine was placed on standby in Spring 2014 but continued coal loading and sales from the existing stockpiles. Due to the lack of sustained production, management has not sufficiently tested the mine plant and equipment to conclude that the mine has reached the commercial production stage. During the beginning of 2015, due to minimal increase in coal prices and decreased demand because of a mild winter, the Company decided to maintain the operations on standby though coal loading and sales from existing stockpiles continued to customers. The Company decided to sell the mining equipment to generate cash so that operations may continue.

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

On October 10, 2018, the Company executed a lease agreement (the “Lease”) with an arms-length private Mongolian company (the “Lessee”) whereby the Lessee plans to perform mining operations at Ulaan Ovoo Property and will pay the Company USD$2.00 (the “Production Royalty”) for every tonne of coal shipped from the Ulaan Ovoo Property’s site premises. The Lessee paid the Company USD$100,000 in cash, as a non-refundable advance royalty payment and is preparing, at its own and sole expense, to restart and operate the Ulaan Ovoo Property with its own equipment, supplies, housing and crew. The Lessee will pay all government taxes and royalties related to its proposed mining operation. The Lease is valid for 3 years with an annual advance royalty payment (“ARP”) for the first year of USD$100,000 which was due and paid upon signing, and USD$150,000 and USD$200,000 due on the 1st and 2nd anniversary of the Lease, respectively. The ARP can be credited towards the USD$2.00 per tonne Production Royalty payments to be made to the Company as the Lessee starts to sell Ulaan Ovoo coal. The 3-year Lease can be extended upon mutual agreement. The first and second anniversary payments due have not been collected and the Company has recorded a full provision in the amount of $470,278 (US$350,000) due to uncertainty of their collection.

Since the signing of the Lease, the Lessee has spent approximately USD$700,000 on supplies, housing and crew and restarted Ulaan Ovoo Property with its own equipment in March 2018 reporting approximately 21,000 tonnes of coal production and sales. In June 2019 the Ulaan Ovoo Property achieved record monthly coal production of 37,800 tonnes, however the operation was stopped in April and May due to the late approval of 2019 environmental plan. The approval was issued in June 2019.

During 2020, even with the nationwide COVID-19 restriction the Lessee mined approximately 82,000 tonnes of coal production and sales. The Lessee continues to mine with its own equipment and has exported its first wagon of coal to China in 2020.

In accordance with relevant laws and regulations, mining feasibility study and detailed environmental impact assessment had to be updated for the Ulaan Ovoo Property. With the COVID-19 restriction, the approval was delayed but the update of the Ulaan Ovoo feasibility study was approved by the Minerals Resource Council on April 22, 2020, and by the Minerals Resource and Petroleum Authority on November 2, 2020. The Company is working to get approval for the update to the detailed environmental impact assessment for the Ulaan Ovoo Property.

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2020
(Expressed in Canadian Dollars, except where indicated)

Chandgana Coal Properties, Mongolia

The Chandgana Project consist of the Chandgana Tal property and the Khavtgai Uul which are within nine kilometres of each other in the Nyalga Coal Basin in east central Mongolia and approximately 280 kilometres east of Ulaanbaatar. On November 22, 2006 the Company entered into a letter agreement with a private Mongolian company that set out the terms to acquire a 100% interest in the Chandgana Tal property. On August 7, 2007, the Company entered into a letter agreement with another private Mongolian company that set out the terms to acquire a 100% interest in the Khavtgai Uul property. Under the terms of the Chandgana Khavtgai agreement, the Company paid a total of USD$570,000. On February 8, 2011, the Company received a full mining license from the Mineral Resources Authority of Mongolia for the Chandgana Tal property. The license can be updated to allow mining of 3.5 million tonnes per year to meet the demand of the Chandgana Power Plant within 90 days.

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

During 2017, preparatory work to convert the Khavtgai Uul exploration license to a mining license was completed. The Company engaged a contractor to prepare the required documents to convert the license to a mining license under which the right to explore is permanent. In 2017, as preparatory work to convert the Khavtgai Uul exploration license to a mining license necessary laboratory analysis work was done such as coal chemical, mineral and element analysis of duplicates of coal samples taken as a result of drilling work in past years as well as radiation analysis of coal ash. A report describing the results of geological and exploration work completed during 2017 was delivered to Geological division of Mineral Resources and Petroleum Authority of Mongolia (the former Mineral Resources Authority of Mongolia (MRAM)). Based on previous years of work a report of the reserves of the licensed area was prepared, and an official letter requesting an expert be appointed were submitted to the Mineral Resources Professional Council in January 2018. During 2018, the Company completed converting the Khavtgai Uul exploration license to a mining license.

During 2017 activities for the Chandgana Tal project included payment of license fees and environmental sampling and reporting. No exploration was completed on the Chandgana Tal licenses. The Company assessed the local market for coal and found there was not sufficient demand to warrant mining during the 2017-2018 heating seasons. Thus, the annual mining and environmental plans were not filed.

During 2020, the Company successfully got the approval of the feasibility study for the Khavtgai Uul project and intends to get approval for its detailed environmental impact assessment with the relevant ministries and complete the requirements to maintain the licenses.

For the Chandgana Tal project, the Company intends to update the mining feasibility study and report to certify land quality and characterization with the relevant ministries and complete the requirements to maintain the licenses.

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2020
(Expressed in Canadian Dollars, except where indicated)

5.
SELECTED ANNUAL FINANCIAL INFORMATION

The table below contains selected financial data from the audited consolidated financial statements of the Company for the three most recently completed financial years and was prepared in accordance with IFRS.

Selected Annual Financial Data

		Years ended December 31,
	2020	2019	2018

Operating expense	$(3,394,116)	$(3,505,562)	$(3,298,383)
Other items	(1,232,771)	21,019,416	(14,886,085)
Net gain/(loss)	(4,626,887)	17,513,854	(18,184,468)
Comprehensive gain/(loss)	(4,626,887)	17,513,854	(18,196,628)

Share Information:
Gain/(loss) per share, basic	$(0.03)	$0.17	$(0.23)
Gain/(loss) per share, diluted	$(0.03)	$0.17	$(0.23)
Weighted average number of common shares outstanding, basic	137,901,802	102,208,111	78,445,396
diluted	137,901,802	102,398,145	78,443,396
Financial Position:
Current assets	7,798,631	3,400,142	5,463,768
Equipment	153,800	159,484	101,162
Mineral properties	31,806,594	23,782,884	3,643,720
Total assets	39,833,010	27,448,088	9,264,205
Total liabilities	2,474,953	2,740,000	10,023,943
Dividends	$-	$-	$-

Year 2020 compared to year 2019

The Company’s annual operating expenses for the years 2020, 2019, and 2018 remain close.

The Company reported a net loss of $4.6 million ($0.03 per Common Share) for the year ended December 31, 2020, which represents an increased loss of $22 million when compared to the year ended December 31, 2019 (a net gain of $17.5 million, $0.17 gain per Common Share). The increase of net loss was primarily due to an impairment reversal of 13.7 million for Pulacayo property and a write-off the Bolivian tax liability of $8 million in the year 2019 compared to $Nil similar costs in the year 2020.

The total assets increased by $12.4 million from $27.5 million in the year 2019 to $39.8 million in the year 2020. The increase was mainly due to an increase in mineral property exploration and properties acquisitions. Current assets increased by $4.4 million from $3.4 million in the year 2019 to $7.8 million in the year 2020. The increase was mainly due to an increase in cash of $4.6 million.

The Company’s total liabilities decreased by $0.2 million from $2.7 million in the year 2019 to $2.5 million in the year 2020.

Year 2019 compared to year 2018

The Company reported a net gain of $17.5 million ($0.17 gain per Common Share) for the year 2019, which represents a decreased loss of $35.7 million when compared to the year 2018 ($0.23 loss per Common Share). The decrease in net loss was primarily due to an impairment reversal of 13.7 million for Pulacayo property and a write-off the Bolivian tax liability of $8 million in the year 2019 compared to impairment charges of $18.2 million in the year 2018.

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2020
(Expressed in Canadian Dollars, except where indicated)

The total assets increased by $18.2 million from $9.3 million in the year 2018 to $27.5 million in the l year 2019. The increase was mainly due to an impairment reversal for Pulacayo property and an increase in mineral property exploration in the year 2019. Current assets decreased by $2.3 million from $5.5 million in the year 2018 to $3.2 million in the year 2019. The decrease was mainly due to a decrease in cash of $2.3 million.

The Company’s total liabilities decreased by $7.3 million since December 31, 2018. The decrease in total liabilities was mainly due to a write-off the Bolivian tax liability.

6.
SUMMARY OF QUARTERLY RESULTS

To date, COVID-19 has not significantly impacted the Company’s operations. Silver Elephant has implemented extensive preventative measures across its offices and operations in order to safeguard the health of its employees, while continuing to operate safely and responsibly maintain employment and economic activity.

The following table summarizes selected consolidated financial information prepared in accordance with IFRS for the eight most recently completed quarters:

	2020	2020	2020	2020
	Q4	Q3	Q2	Q1

Operating expense	$(809,912)	$(853,332)	$(592,874)	$(1,137,998)
Net gain/(loss)	(2,259,661)	(1,037,332)	(389,770)	(940,124)
Net loss per share, basic and diluted	$(0.01)	$(0.01)	$(0.01)	$(0.01)
Comprehensive gain/(loss )	(2,259,661)	(1,037,332)	(389,770)	(940,124)
Comprehensive gain/(loss)per share, basic and diluted	$(0.01)	$(0.01)	$(0.01)	$(0.01)

	2019	2019	2019	2019
	Q4	Q3	Q2	Q1

Operating expense	$(1,175,096)	$(715,475)	$(820,893)	$(794,098)
Net loss	12,475,952	(1,019,268)	6,966,029	(908,859)
Net loss per share, basic and diluted	$0.11	$(0.01)	$0.07	$(0.01)
Comprehensive loss	12,475,952	(1,019,268)	6,966,029	(908,859)
Comprehensive loss per share, basic and diluted	$0.11	$(0.01)	$0.07	$(0.01)

The fluctuation on quarterly net loss is primarily due to Common Share-based compensation expenses recognized as stock options granted to directors, officers, employees and consultants of the Company are earned, advertising and promotion expenses, the impairment losses recognized on resource properties, and debt settlements.

7.
RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2020

All of the information described below is accounted for in accordance with IFRS. The reader is encouraged to refer to Note 6 of the Company’s Annual Financial Statements for the year ended December 31, 2020 for the Company’s IFRS accounting policies.

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2020
(Expressed in Canadian Dollars, except where indicated)

Operating Expenses	Years Ended December 31,
	2020	2019	2018
Advertising and promotion	$541,029	$794,182	$471,230
Consulting and management fees	570,356	251,552	255,610
General and administrative expenses	1,097,436	1,286,617	1,357,724
Professional fees	321,355	228,594	428,884
Share-based payments	770,617	707,802	553,430
Travel and accommodation	93,323	236,815	231,505
	$3,394,116	$3,505,562	$3,298,383

The Company had an operating loss of $3,394,116 for the year ended December 31, 2020, compared with an operating loss of $3,505,562 for the year ended December 31, 2019.

In late January 2020, in response to the reported spread of COVID-19 the Company implemented measures, including travel restrictions, remote work, and supplemental health care, for the Company’s Canadian head office staff, as well as our Bolivian, Mongolian, and US-based staff. These measures had no material impact on the Company’s costs, nor did COVID-19 cause any significant disruptions to the Company’s operations.

Of note for the year ended December 31, 2020, are the following items:

●
advertising and promotion expenses decreased by $253,153 from $794,182 in the year 2019, to $541,029 in the year 2020, due to decreased promotional activities and restricted travels during the COVID-19 pandemic;

●
consulting and management fees increased by $318,804 from $251,552 in the year 2019, to $570,356 in the year 2020, due to the issuance of a bonus in the amount of $324,000 to management/consultants of the Company, which was paid by the issuance of Common Shares at a value of $0.40 per share;

●
general and administrative fees consisted of general office expenses and administrative services related to maintaining the Company’s exchange listings and complying with securities regulations and also included insurance, salaries and directors’ fees. General and administrative expenses decreased by $189,180 from $1,286,617 in the year 2019, to $1,097,436 in the year 2020. The decrease is a result of cost cutting initiatives across the Company;

●
professional fees increased by $92,761, from $228,594 in the year 2019, to $321,355 in the year 2020, due to increased legal fees associated with the Offering and properties acquisitions;

●
share-based payments costs are non-cash charges which reflect the estimated value of stock options granted. The Company uses the fair value method of accounting for stock options granted to directors, officers, employees and consultants whereby the fair value of all stock options granted is recorded as a charge to operations over the period from the grant date to the vesting date of the options. The fair value of options granted is estimated on the date of grant using the Black-Scholes option pricing model. Share-based payments increased in the year 2020, by $62,815 compared to the year 2019. The increase was primarily related to the increase in the number of options earned during the year 2020, compared to the year 2019; and

●
travel and accommodation expenses decreased by $143,492 from $236,815 in the year 2019, to $93,323 in the year 2020, due to decreased property site visits and restricted travels during the COVID-19 pandemic.

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2020
(Expressed in Canadian Dollars, except where indicated)

For the year ended December 31, 2020, the Company’s “Other Items” amounted to a loss of $1,232,771 compared to a gain of $21,019,416 in the year ended December 31, 2019.

	Years Ended December 31,
Other Items	2,020	2,019	2,018
Costs in excess of recovered coal	$590,204	$120,354	$94,335
Foreign exchange loss	64,841	443,203	412,663
Impairment/(recovery) of mineral property	-	(13,708,200)	13,994,970
Impairment of prepaid expenses	121,125	51,828	26,234
Impairment of equipment	-	-	425,925
Impairment of receivables	470,278	16,304	21,004
Loss on sale of marketable securities	-	-	91,890
Loss/(gain) on sale of equipment	(13,677)	9,795	-
Gain on debt settlement	-	(7,952,700)	(50,000)
Other income	-	-	(130,936)
	$1,232,771	$(21,019,416)	$14,886,085

The increase in loss of Other Items by $22,252,187 in the year 2020 compared to the year 2019 was the net result of changes to a number of the following items:

●
in the year 2020 costs in excess of recovered coal increased by $469,850 compared to the year 2019.This increase was mainly due to the change in estimate reclamation provision for Ulaan Ovoo coal mine in Mongolia;
●
foreign exchange loss decreased by $378,362 due to fluctuations in the value of the Canadian dollar compared to the United States dollar, Bolivian boliviano and Mongolian tugrik;
●
in the year 2020, the Company recorded an impairment of prepaid expenses of $121,125 compared to $51,828 in the year 2019;
●
in the year 2020, the Company recorded an impairment of receivables of $470,278 compared to $16,304 in the year 2019;
●
in the year 2020, the Company recorded a gain on sale of equipment of $13,677 compared to a loss of 9,795 in the year 2019;
●
also, in the year 2019, the Company recorded an impairment recovery of $13,708,200 on its Pulacayo property and wrote off Bolivian tax liabilities of $7,952,700 due to the decision of the Supreme Court of Bolivia to discharge the Company of the tax claim.

8.
RESULTS OF OPERATIONS FOR THE FOURTH QUARTER 2020

A summary of the Company’s consolidated operating expenses results for the three months ended December 31, 2020, 2019 and 2018 provided below:

Operating Expenses	Three Months Ended December31,
	2020	2019	2018
Advertising and promotion	$184,175	$237,556	$107,296
Consulting and management fees	77,856	85,500	63,455
General and administrative expenses	258,092	256,452	726,257
Professional fees	103,008	46,443	204,162
Share-based payments	176,224	475,200	135,848
Travel and accommodation	10,557	73,945	81,457
	$809,912	$1,175,096	$1,318,475

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2020
(Expressed in Canadian Dollars, except where indicated)

The Company had an operating loss of $809,912 for the three months ended December 31, 2020, compared to an operating loss of $1,175,096 for the three months ended December 31, 2019.

Of note are the following items:

●
advertising and promotion expenses decreased by $53,381 from $237,556 in the three months ended December 31, 2020, to $184,175 in the three months ended December 31, 2020, due to decreased promotion activities due to COVID-19;

●
consulting and management fees in the three months ended December 31, 2020, remain close to fees incurred in the three months ended December 31, 2019;

●
general and administrative fees consisted of general office expenses and administrative services related to maintaining the Company’s exchange listings and complying with securities regulations and also included insurance, salaries and directors’ fees. General and administrative expenses in the three months ended December 31, 2020 remain close to fees incurred in the three months ended December 31, 2019;

●
professional fees increased by $56,565, from $46,443 in the three months ended December 31, 2019, to $103,008 in the three months ended December 31, 2020 due to legal fees related to the Offering;

●
share-based payments decreased in the three months ended December 31, 2020, by $298,976 compared to the three months ended December 31, 2019. The decrease was related to the decrease in the number of options earned during the three months ended December 31, 2020, compared to the three months ended December 31, 2019;

●
travel and accommodation expenses decreased by $63,388 from $73,945in the three months ended December 31, 2019, to $10,557 in the three months ended December 31, 2020, due to decreased property site visits and restricted travels during the COVID-19 pandemic;

For the three months ended December 31, 2020, the Company’s “Other Items” amounted to a loss of $1,449,749 compared to a gain of $13,651,048 in the three months ended December 31, 2019.

Other Items	Years Ended December 31,
	2020	2019	2018
Costs in excess of recovered coal	$590,204	$120,354	$94,335
Foreign exchange loss	64,841	443,203	412,663
Impairment/(recovery) of mineral property	-	(13,708,200)	13,994,970
Impairment of prepaid expenses	121,125	51,828	26,234
Impairment of equipment	-	-	425,925
Impairment of receivables	470,278	16,304	21,004
Loss on sale of marketable securities	-	-	91,890
Loss/(gain) on sale of equipment	(13,677)	9,795	-
Gain on debt settlement	-	(7,952,700)	(50,000)
Other income	-	-	(130,936)
	$1,232,771	$(21,019,416)	$14,886,085

9.
PROPOSED TRANSACTIONS

As at the date of this MD&A, there are no proposed transactions where the Board or senior management believes that confirmation of the decision by the Board is probable or with which the Board and senior management have decided to proceed.

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2020
(Expressed in Canadian Dollars, except where indicated)

10.
LIQUIDITY AND CAPITAL RESOURCES

Working Capital

The Company utilizes existing cash received from prior issuances of equity instruments to provide liquidity to the Company and finance exploration projects.

At December 31, 2020, the Company had cash flow of $7,608,149, representing an increase of $4,590,445 from $3,017,704 as at December 31, 2019. The Company’s working capital at December 31, 2020, was $6,018,935 compared to working capital of $947,465 at December 31, 2019.

On May 1, 2020 and on May 20, 2020, the Company closed the May 2020 Private Placement for aggregate gross proceeds of $1,930,500 and share compensation for services of $45,500, through the issuance of 15,200,000 units of the Company at a price of $0.13 per Unit. Each Unit is comprised of one Common Share and one Warrant. Each Warrant entitles the holder to purchase one Common Share at an exercise price of $0.16 for a period of three years from the date of issuance. The Company paid $3,250 in cash and issued 156,900 Units as finder’s fees in connection with the May 2020 Private Placement.

The net proceeds of the May 2020 Private Placement were expected to be used for the Company’s mineral project development and for general working capital purposes. The following table compares the estimated use of net proceeds from the May 2020 Private Placement and the actual use of proceeds as of December 31, 2020.

Description of expenditure	Originally proposed use of proceeds	Actual use of proceeds as of December 31, 2020
Development of mineral properties	$1,676,838	$1,629,546
General and administrative expenses	$250,412	$297,704
	$1,927,250	$1,927,250

As of December 31, 2020, the net proceeds from the May 2020 Private Placement were fully applied.

On November 24, 2020, the Company closed its bought deal short form prospectus offering pursuant to which the Company has issued 23,000,000 Common Shares at a price of $0.40 per Common Share for aggregate gross proceeds of $9,200,000. Pursuant to the terms and conditions of the Underwriting Agreement, the Company paid a cash commission to the Underwriters of $534,000, additional fees of $391,545 and issued 1,335,000 Share purchase warrants as a finder’s fee in relation with the Offering. The net proceeds from the Offering will be used for the exploration, development and/or improvement of the Company’s mineral properties and for working capital purposes.

The following table compares the estimated use of net proceeds from the November 2020 Offering and the actual use of proceeds as of December 31, 2020.

Description of expenditure	Originally proposed use of proceeds	Actual use of proceeds as of December 31, 2020
Expoloration - Phase 1 of Pulacayo Project	$3,240,000	$663,100
Expoloration - Triunfo Project	$980,000	$48,741
Expoloration - Sunawayo Project	$1,700,000	$51,604
Working capital and general corporate purposes	$1,300,000	$190,568
Total	$7,220,000	$954,013

During the year ended December 31, 2020, 14,027,670 Common Share purchase warrants and 1,233,750 stock options were exercised for aggregate proceeds of $3,407,006. Subsequent to the year end, and as at the date of this MD&A, 4,554,990 Common Share purchase warrants were exercised for aggregate proceeds of $1,164,297.

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2020
(Expressed in Canadian Dollars, except where indicated)

Subsequent to the year ended December 31, 2020, the Company closed the February 2021 Placement through the issuance of 10,000,001 Common Shares at a price of $0.375 per Common Share. The February 2021 Placement raised gross cash proceeds of $3,750,000. The Company paid $73,875 in cash as finder’s fees. Proceeds of the February 2021 Placement are expected to be used for exploration, working capital and general corporate purposes which may include project evaluations and acquisitions.

As at the date of this MD&A, the Company has cash flow of $1 million and the Company’s working capital is $0.7 million.

The Company’s cash flow highlights for the year ended December 31, 2020, are presented in the table below.

Sources and Use of Cash
	Years Ended December 31,
	2020	2019	2018
Cash Used in Operating Activities	$(2,549,042)	$(2,675,513)	$(2,626,687)
Cash Used in Investing Activities	(6,397,063)	(6,236,965)	(3,628,762)
Cash Provided by Financing Activities	13,536,550	6,626,085	7,458,938
Net Decrease in Cash	4,590,445	(2,286,393)	1,203,489
Cash - beginning of year	3,017,704	5,304,097	4,100,608
Cash - end of year	$7,608,149	$3,017,704	$5,304,097

2020
Operating activities: During the year ended December 31, 2020, cash used in operating activities was $2,549,042 compared to $2,675,513 during the year ended December 31, 2019 (2018 - $2,626,687). The decreased outflows in 2020 year related to decreased activities of the Company due to the COVID-19 pandemic.

Investing activities: During the year ended December 31, 2020, the Company used $6,397,063 in investing activities (2019 - $6,236,965. 2018 - $3,628,762). During the year ended December 31, 2020, the Company spent $6,336,166 (2019 - $6,126,401, 2018 - $3,609,896) on its mineral projects exploration activities and $111,592 (year 2019 - $113,564, 2018 - $120,416) on purchase of equipment and received $50,695 on sale of equipment 2019 - $Nil, 2018 - $Nil).

Financing activities: During the year ended December 31, 2020, a total of $13,536,550 was provided by financing activities (2019 – $6,626,085, 2018 - $7,458,938) including net proceeds from private placements of $10,201,706 (2019 - $6,237,791, 2018 - $6,096,621), $299,812 from exercise of stock options (2019 - $174,250, 2018 - $24,150), $3,072,194 from exercise of warrants (2019 - $250,572, 2018 - $1,338,167). The Company also spent $37,162 (2019 - $36,528) for corporate office lease payments.

2019

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

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2020
(Expressed in Canadian Dollars, except where indicated)

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

Capital Resources

As an exploration company, the Company has no regular cash in-flow from operations, and the level of operations is principally a function of availability of capital resources. The Company’s capital resources are largely determined by the strength of the junior resource markets and by the status of the Company’s projects in relation to these markets, and its ability to compete for investor support of its projects. See the disclosure under the heading “Key Information - Risk Factors” in the 2020 Annual Report. To date, the principal sources of funding have been equity and debt financing. Many factors influence the Company’s ability to raise funds, and there is no assurance that the Company will be successful in obtaining adequate financing with favourable terms, or at all, for these or other purposes including general working capital purposes.

For the foreseeable future, as existing properties are explored, evaluated and developed, the Company will continue to seek capital through the issuance of equity, strategic alliances or joint ventures, and debt, of which the Company currently has none.

The Company expects to continue requiring cash for operations and exploration and evaluation activities as expenditures are incurred while no revenues are generated. Therefore, its continuance as a going concern is dependent upon its ability to obtain adequate financing to fund future operations based on annual budgets approved by the Company's board of directors, consistent with established internal control guidelines, and programs recommended in the Pulacayo Technical Report. The Company has managed its working capital by controlling its spending on its properties and operations. Due to the ongoing planned advancement of Pulacayo Project milestones, the Company will continue to incur costs associated with exploration, evaluation and development activities, while no revenues are being generated. In response to the COVID-19 pandemic, exploration in Bolivia may be impacted by government restrictions on the Company’s operations. Potential stoppages on exploration activities could result in additional costs, project delays, cost overruns, and operational restart costs. The total amount of funds that the Company needs to carry out its proposed operations may increase from these and other consequences of the COVID-19 pandemic. The actual amount that the Company spends in connection with each of the intended uses of proceeds may vary significantly and will depend on a number of factors, including those referred to under "Risk Factors".

Our Annual Financial Statements have been prepared on a going concern basis which assumes that we will be able to realize our assets and discharge our liabilities in the normal course of business for the foreseeable future. Our ability to continue as a going concern is dependent upon the continued support from our shareholders, the discovery of economically recoverable reserves, and our ability to obtain the financing necessary to complete development and achieve profitable operations in the future. The outcome of these matters cannot be predicted at this time.

Contractual Commitments

The Company’s commitments related to mineral properties are disclosed in Note 14 to the Annual Financial Statements. The Company has no commitments for capital expenditures.

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2020
(Expressed in Canadian Dollars, except where indicated)

Capital Risk Management

The Company considers its capital structure to consist of Common Shares, stock options and Common Share purchase warrants. The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the exploration and development of its projects and to pursue and support growth opportunities. The Board does not establish quantitative returns on capital criteria for management. The Company is not subject to externally imposed capital requirements. There has been no change in the Company’s approach to capital management during the year ended December 31, 2020.

Management is aware that market conditions, driven primarily by vanadium, silver, other metal and coal prices, may limit the Company’s ability to raise additional funds. These factors, and others, are considered when shaping the Company’s capital management strategy.

The Company’s business could be adversely impacted by the effects of the COVID-19 coronavirus. The extent to which COVID-19 may impact the Company’s business, including its operations and the market for its securities, will depend on future developments which cannot be predicted, and include the duration, severity and scope of the outbreak and the actions taken to contain or treat the outbreak.

11.
CONTINGENCIES

The Company accrues for liabilities when they are probable and the amount payable can be reasonably estimated.

ASC Tax Claim

On January 2, 2015, the Company acquired ASC Holdings Limited and ASC Bolivia LDC (which together, hold ASC Bolivia LDC Sucursal Bolivia, which in turn, held Apogee Silver Ltd.’s (“Apogee”) then joint venture interest in the Pulacayo Project) and Apogee Minerals Bolivia S.A. Pursuant to the terms of the Definitive Agreement dated November 3, 2014 between the Company and Apogee, the Company agreed to assume all liabilities of these former Apogee subsidiaries, including legal and tax liabilities associated with the Pulacayo Project. During Apogee’s financial year ended June 30, 2014, it received notice from the Servicio de Impuestos Nacionales, the national tax authority in Bolivia, that ASC Bolivia LDC Sucursal Bolivia, now the Company’s wholly-owned subsidiary, owed approximately 42,000,000 Bolivian boliviano in taxes, interest and penalties relating to a historical tax liability in an amount originally assessed at approximately $760,000 in 2004, prior to Apogee acquiring the subsidiary in 2011.

Apogee disputed the assessment and disclosed to the Company that it believed the notice was improperly issued. The Company continued to dispute the assessment and hired local legal counsel to pursue an appeal of the tax authority’s assessment on both substantive and procedural grounds. The Company received a positive Resolution issued by the Bolivian Constitutional Court that, among other things, declared the previous Resolution of the Bolivian Supreme Court issued in 2011, that imposed the tax liability on ASC Bolivia LDC Sucursal Bolivia, null and void and sent the matter back to the Supreme Court of Bolivia to consider and issue a new Resolution.

On November 18, 2019, the Company received Resolution No. 195/2018 issued by the Supreme Court of Bolivia which declared the tax claim brought by the national tax authority in Bolivia against the Company’s Bolivian subsidiary as not proven. This Resolution is final and binding, hence neither the Company nor the Company’s Bolivian subsidiaries owe any outstanding back taxes to the national tax authority in Bolivia.
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

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2020
(Expressed in Canadian Dollars, except where indicated)

Red Hill tax claim

During the year ended December 31, 2014, the Company’s wholly-owned subsidiary, Red Hill Mongolia LLC (“Red Hill”) was issued a letter from the Sukhbaatar District Tax Division in Mongolia, notifying it of the results of the Sukhbaatar District Tax Division’s value added tax ("VAT") inspection of Red Hill’s 2009-2013 tax imposition and payments that resulted in validating VAT credits of only 235,718,533 Mongolian tugrik from Red Hill’s claimed VAT credit of 2,654,175,507 Mongolian tugrik. Red Hill disagreed with the Sukhbaatar District Tax Division’s findings as the tax assessment appeared to the Company to be unfounded. The Company disputed the Sukhbaatar District Tax Division’s assessment and submitted a complaint to the Capital City Tax Tribunal. On March 24, 2015, the Capital City Tax Tribunal resolved to refer the matter back to the Sukhbaatar District Tax Division for revision and separation of the action between confirmation of Red Hill’s VAT credit, and the imposition of the penalty/deduction for the tax assessment. Due to the uncertainty of realizing the VAT balance, the Company has recorded an impairment charge for the full VAT balance in the year ended December 31, 2015.

In June 2019, the Company received a positive resolution issued from the Capital City Tax Tribunal regarding the Company’s VAT dispute with the Mongolia tax office. The resolution, which is binding and final, affirmed Red Hill’s outstanding VAT credit of 1.169 billion Mongolian tugrik resulted from past mining equipment purchases.

The VAT credit can be used to offset Red Hill’s taxes and royalty payments; or be refunded in cash by Mongolia’s Ministry of Finance within 12 to 24 months. Due to the credit risk associated with the VAT credit, the Company has provided a full valuation provision against the balance.

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

13.
RELATED PARTY DISCLOSURES

The Company had related party transactions with the following companies, related by way of directors and key management personnel:
●
Linx Partners Ltd., a private company controlled by John Lee, Director, Chief Executive Officer and Executive Chairman of the Company, provides management and consulting services to the Company.

●
MaKevCo Consulting Inc., a private company 50% owned by Greg Hall, a director of the Company, provides consulting services to the Company.

●
Sophir Asia Ltd., a private company controlled by Masa Igata, a director of the Company, provides consulting services to the Company.

A summary of amounts paid or accrued to related parties is as follows:

	Year Ended December 31,
Related parties	2020	2019	2018
Directors and officers	$1,536,167	$1,685,242	$1,265,152
Linx Partners Ltd.	740,000	371,000	401,044
MaKevCo Consulting Inc.	32,800	21,400	21,200
Sophir Asia Ltd.	26,100	19,600	19,100
	$2,335,067	$2,097,242	$1,706,496

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2020
(Expressed in Canadian Dollars, except where indicated)

A summary of the transactions by nature among the related parties is as follows:

	Year Ended December 31,
Related parties	2020	2019	2018
Consulting and management fees	$370,000	$218,500	$268,456
Directors' fees	108,600	103,805	70,378
Mineral properties	1,387,067	1,171,585	631,610
Salaries	469,400	603,352	736,052
	$2,335,067	$2,097,242	$1,706,496

As at December 31, 2020, amounts due to related parties totaled $1,800 (as at December 31, 2019 – $30,533, as at December 31, 2018 - $4,634).

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

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including directors of the Company. The amounts due to related parties is as follows:

	Year Ended December 31,
Key Management Personnel	2020	2019	2018
Salaries and short term benefits	$522,359	$696,751	$775,064
Directors' fees	108,600	103,805	70,378
Share-based payments	1,054,812	431,037	621,339
	$1,685,771	$1,231,593	$1,466,781

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

Readers are encouraged to read the significant accounting policies and estimates as described in the Company’s Annual Financial Statements for the year ended December 31, 2020 (Refer to Notes 4, 5, and 6 to the Annual Financial Statements). The Company’s Annual Financial Statements have been prepared using the going concern assumption.

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

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2020
(Expressed in Canadian Dollars, except where indicated)

The significant judgments that the Company’s management has made in the process of applying the Company’s accounting policies, apart from those involving estimation uncertainties (Note 5 to the Annual Financial Statements), that have the most significant effect on the amounts recognized in the Annual Financial Statements include, but are not limited to:

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

Management has determined that during the year ended December 31, 2020, none of the Company’s silver and vanadium projects have reached technical feasibility and commercial viability and therefore remain within Mineral Properties on the Statement of Financial Position.

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

(d)
Deferred tax assets and liabilities

The measurement of the deferred tax provision is subject to uncertainty associated with the timing of future events and changes in legislation, tax rates and interpretations by tax authorities. The estimation of deferred taxes includes evaluating the recoverability of deferred tax assets based on an assessment of the Company’s ability to utilize the underlying future tax deductions against future taxable income prior to expiry of those deductions For deferred tax calculation purposes, Management assesses whether it is probable that some or all of the deferred income tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income, which in turn is dependent upon the successful discovery, extraction, development and commercialization of mineral reserves. To the extent that management’s assessment of the Company’s ability to utilize future tax deductions changes, the Company would be required to recognize more or fewer deferred tax assets, and future tax provisions or recoveries could be affected.

(e)
Mineral reserves

The recoverability of the carrying value of the mineral properties is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas of interest.

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2020
(Expressed in Canadian Dollars, except where indicated)

(f)
Depreciation

Significant judgment is involved in the determination of useful life and residual values for the computation of depreciation, depletion and amortization and no assurance can be given that actual useful lives and residual values will not differ significantly from current assumptions.

(g)
Impairment

The carrying value of long-lived assets are reviewed each reporting period to determine whether there is any indication of impairment. If the carrying amount of an asset exceeds its recoverable amount, the asset is impaired, and an impairment loss is recognized in the consolidated statement of operations. The assessment of fair values, including those of the cash generating units (the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflow from other assets or groups of assets) (“CGUs”) for purposes of testing impairment, require the use of estimates and assumptions for recoverable production, long-term commodity prices, discount rates, foreign exchange rates, future capital requirements and operating performance. Changes in any of the assumptions or estimates used in determining the fair value of long-lived assets could impact the impairment analysis.

(h)
Allowance for doubtful accounts, and the recoverability of receivables and prepaid expense amounts

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

(j)
Share-based payments

Management uses valuation techniques in measuring the fair value of share purchase options granted. The fair value is determined using the Black Scholes option pricing model which requires management to make certain estimates, judgement, and assumptions in relation to the expected life of the share purchase options and Common Share purchase warrants, expected volatility, expected risk-free rate, and expected forfeiture rate. Changes to these assumptions could have a material impact on the Annual Financial Statements.

(k)
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

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2020
(Expressed in Canadian Dollars, except where indicated)

(l)
Fair value measurement

The Company measures financial instruments at fair value at each reporting date. The fair values of financial instruments measured at amortized cost are disclosed in Note 21 to the Annual Financial Statements. Also, from time to time, the fair values of non-financial assets and liabilities are required to be determined, for example when the entity acquires a business, completes an asset acquisition or where an entity measures the recoverable amount of an asset or cash-generating unit at fair value less costs of disposal. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

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

COVID-19

An emerging risk is a risk not well understood at the current time and for which the impacts on strategy and financial results are difficult to assess or are in the process of being assessed. Since December 31, 2019, the outbreak of COVID-19 has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally, resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company and its operating subsidiaries in future periods.

COVID-19 may impact Company operations, and consequently, the nature and amounts and disclosures in the financial statements. Some of the specific areas impacted by COVID-19 include, but are not limited to:

●
Going concern assessments;
●
Evaluation of subsequent events;
●
Impairment and recovery of mineral assets;
●
Fair value measurements;
●
Lease modifications;
●
Employee termination benefits; and
●
Financial statement and Management Discussion & Analysis disclosures.

As at the date of this MD&A the COVID-19 pandemic has not affected the Company’s critical accounting policies.

Same accounting policies as annual audited consolidated financial statements

The Company followed the same accounting policies and methods of computation in the Annual Financial Statements for the year ended December 31, 2020 as followed in the consolidated financial statements for the year ended December 31, 2019. The Company describes its significant accounting policies as well and changes in accounting policies in Notes 4 and 6 of Annual Financial Statements. No significant changes in accounting policies have occurred other that the implantation of a new IFS as issued by the IASB.

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2020
(Expressed in Canadian Dollars, except where indicated)

Basis of consolidation

The Annual Financial Statements include the accounts of the Company and its controlled subsidiaries. All material intercompany balances and transactions have been eliminated. The Company’s the significant subsidiaries at the date of these MD&A are presented in the table below:

Subsidy	Location	Ownership interest	Projects Owned
Nevada Vandium LLC	USA	100%	Gibellini project
VC Exploration (US) Inc.	USA	100%	Gibellini project
Apogee Minerals Bolivia S.A.	Bolivia	98%	Pulacayo project
ASC Holdings Limited	Bolivia	100%	Pulacayo project
Red Hill Mongolia LLC	Mongolia	100%	Ulaan Ovoo mine
Chandgana Coal LLC	Mongolia	100%	Chandgana project

15.
ACCOUNTING CHANGES AND RECENT ACCOUNTING PRONOUNCEMENTS

Amendment to IFRS 16, COVID‐19‐Related Rent Concessions

In May 2020, the International Accounting Standards Board (“IASB”) issued an amendment to permit lessees, as a practical expedient, not to assess whether particular rent concessions that reduce lease payments occurring as a direct consequence of the COVID‐19 pandemic are lease modifications and instead to account for those rent concessions as if they are not lease modifications.   The amendment is effective for annual reporting periods beginning on or after June 1, 2020, with earlier application permitted. The adoption of this amendment is not expected to have an impact on the financial statements.

Amendments to IAS 1 and IAS 8: Definition of Material

In October 2018, the IASB issued amendments to IAS 1, Presentation of Financial Statements, and IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, to align the definition of “material” across the standards and to clarify certain aspects of the definition. The new definition states that, “Information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity.”   These amendments are effective for annual periods beginning on or after January 1, 2020. The amendments to the definition of material did not have a significant impact on the Annual Financial Statements.

Future Accounting Pronouncements

The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

Amendments to IAS 16: Property, Plant and Equipment: Proceeds before Intended Use. In May 2020, the IASB issued amendments to IAS 16, Property, Plant and Equipment (IAS 16). The amendments prohibit a company from deducting from the cost of property, plant and equipment amounts received from selling items produced while the company is preparing the asset for its intended use. Instead, a company will recognize such sales proceeds and related costs in profit (loss). An entity is required to apply these amendments for annual reporting periods beginning on or after January 1, 2022. The amendments are applied retrospectively only to items of property, plant and equipment that are available for use after the beginning of the earliest period presented in the financial statements in which the entity first applies the amendments. We are currently assessing the effect of this amendment on our financial statements.

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2020
(Expressed in Canadian Dollars, except where indicated)

Amendments to IAS 1: Classification of Liabilities as Current or Non‐Current and Deferral of Effective Date. In January 2020, the IASB issued amendments to IAS 1, Presentation of Financial Statements, to provide a more general approach to the presentation of liabilities as current or non‐current based on contractual arrangements in place at the reporting date.

These amendments:
 − specify that the rights and conditions existing at the end of the reporting period are relevant in determining whether the Company has a right to defer settlement of a liability by at least twelve months;
 − provide that management’s expectations are not a relevant consideration as to whether the Company will exercise its rights to defer settlement of a liability; and
 − clarify when a liability is considered settled.

On July 15, 2020, the IASB issued a deferral of the effective date for the new guidance by one year to annual reporting periods beginning on or after January 1, 2023 and is to be applied retrospectively. The Company has not yet determined the impact of these amendments on its financial statements.

16.
FINANCIAL INSTRUMENTS AND RELATED RISKS

The Board, through its Audit Committee, is responsible for identifying the principal risks of the Company and ensuring that risk management systems are implemented. The Company manages its exposure to financial risks, including liquidity risk, foreign exchange rate risk, interest rate risk, and credit risk in accordance with its risk management framework. The Company’s board of directors’ reviews the Company’s policies on an ongoing basis.

Financial Instruments (Note 21 to the Annual Financial Statements)

The following table sets forth the Company’s financial assets that are measured at fair value on a recurring basis by level within the fair value hierarchy. The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs. Table below sets forth The Company’s financial assets measured at fair value by level within the fair value hierarchy.

	Level 1	Level 2	Level 3	Total
Financial assets
Cash, December 31, 2020	$7,608,149	$-	$-	$7,608,149
Cash, December 31, 2019	$3,017,704	$-	$-	$3,017,704
Cash, December 31, 2018	$5,304,097	$-	$-	$5,304,097

Categories of financial instruments

The Company considers that the carrying amount of all its financial assets and financial liabilities measure at amortized cost approximates their fair value due to their short term nature. Restricted cash equivalents approximate fair value due to the nature of the instrument. The Company does not offset financial assets with financial liabilities. There were no transfers between Level 1, 2 and 3 for the year ended December 31, 2020.

The Company’s financial assets and financial liabilities are categorized as follows:

	December 31, 2020	December 31, 2019	December 31, 2018
Fair value through profit or loss
Cash	$7,608,149	$3,017,704	$5,304,097
Amortized cost
Receivables	$75,765	$246,671	$36,399
Restricted cash equivalents	$34,500	$34,500	$34,500
	$7,718,414	$3,298,875	$5,374,996
Amortized cost
Accounts payable	$1,717,977	$2,420,392	$1,636,786

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2020
(Expressed in Canadian Dollars, except where indicated)

Related Risks

(a)
Liquidity risk

Liquidity risk is the risk that an entity will be unable to meet its financial obligations as they fall due. The Company manages liquidity risk by preparing cash flow forecasts of upcoming cash requirements. As at December 31, 2020, the Company had a cash balance of $7,608,149 (as at December 31, 2019 – $3,017,704, as at December 31, 2018 - $5,304,097). As at December 31, 2020, the Company had accounts payable and accrued liabilities of $1,759,163 (as at December 31, 2019 - $2,420,392, as at December 31, 2018 - $1,636,786), which have contractual maturities of 90 days or less.
(b)
Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is exposed to credit risk primarily associated to cash and restricted cash equivalents and receivables, net of allowances. Management believes that the credit risk concentration with respect to these financial instruments is remote as the balances primarily consist of amounts on deposit with a major financial institution and amounts receivable from the Government of Canada. The carrying amount of assets included on the statements of financial position represents the maximum credit exposure.

(c)
Market risk

The significant market risks to which the Company is exposed are interest rate risk, foreign currency risk, and commodity and equity price risk. The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

(d)
Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company’s cash and restricted cash equivalents primarily include highly liquid investments that earn interest at market rates that are fixed to maturity. Due to the short‐ term nature of these financial instruments, fluctuations in market rates do not have significant impact on the fair values of the financial instruments as of December 31, 2020

(e)
Foreign currency risk

The Company has exploration and development projects in the United States, Mongolia and Bolivia and undertakes transactions in various foreign currencies. The Company is therefore exposed to foreign currency risk arising from transactions denominated in a foreign currency and the translation of financial instruments denominated in United States dollars, Mongolian tugrik, and Bolivian boliviano into its functional and reporting currency, the Canadian dollar. Based on the above, net exposures as at December 31, 2020, with other variables unchanged, a 10% (as at December 31, 2019 – 10%, as at December 31, 2018 – 10%) strengthening (weakening) of the Canadian dollar against the Mongolian tugrik would impact net loss with other variables unchanged by $100,000. A 10% strengthening (weakening) of the Canadian dollar against the Bolivian boliviano would impact net loss with other variables unchanged by $73,000. A 10% strengthening (weakening) of the US dollar against the Canadian dollar would impact net loss with other variables unchanged by $28,000. The Company currently does not use any foreign exchange contracts to hedge this currency risk.

(f)
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

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2020
(Expressed in Canadian Dollars, except where indicated)

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

17.
RISKS AND UNCERTAINTIES

The Company’s business is the exploration, evaluation and development of mining properties. Thus, the Company’s operations are speculative due to the high-risk nature of its business. The following list details existing and future material risks to the Company. The risks listed below are not arranged in any particular order and are not exhaustive. Additional risks and uncertainties not currently known to the Company, or those that it currently deems to be immaterial, may become material and adversely affect the Company. The realization of any of these risks may materially and adversely impact the Company’s business, financial condition or results of operations and/or the market price of the Company’s securities. Each of these risk factors is discussed in more detail under the heading “Key Information - Risk Factors” in the 2020 Annual Report, which is available under the Company’s SEDAR profile at www.sedar.com.

●
The COVID-19 global pandemic and the risk of other similar outbreaks and pandemics;
●
The Company's history of net losses;
●
Capital costs, operating costs, production and economic returns;
●
Exploration and development risks;
●
The Company has no history of profitable mineral production;
●
The risks inherent to the estimation of mineral reserves and mineral resources;
●
Environmental risks;
●
Foreign operations risks;
●
The reform of the mining laws, including the General Mining Act of 1872 in the U.S;
●
Government approvals and permits;
●
Risks associated with the Company's property and mining interests;
●
Risks associated with the Company's mineral claims, mining leases, licenses and permits;
●
Title risks;
●
Risks associated with claims from First Nations and other Aboriginal or community groups;
●
Risks associated with competition;
●
Inherent risks;
●
The Company's reliance on key personnel;
●
The volatility of mineral prices,
●
Currency fluctuations;
●
Global, national and local financial conditions;
●
Risks associated with third-party contractors;
●
Anti-bribery legislation;
●
Uninsured risks;
●
The Company has no history of making dividend payments;
●
Related party transactions;
●
Litigation and regulatory proceedings;
●
Cyber security risks;
●
Risks associated with being a foreign private issuer;
●
Risks associated with non-Canadian investors;
●
Risks associated with the Company's operations in emerging markets; and
●
Emerging risks, as described below.

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2020
(Expressed in Canadian Dollars, except where indicated)

An emerging risk is a risk not well understood at the current time and for which the impacts on strategy and financial results are difficult to assess or are in the process of being assessed. Since December 31, 2019, the COVID-19 global pandemic, has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally, resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company and its operating subsidiaries in future periods.

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

The Chief Executive Officer and Chief Financial Officer, after participating with the Company’s management in evaluating the effectiveness of the Company’s disclosure controls and procedures have concluded that the Company’s disclosure controls and procedures were effective during the year ended December 31, 2020.

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

The Company’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting using the criteria set forth in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that the Company’s internal control over financial reporting was effective during the year ended December 31, 2020.

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2020
(Expressed in Canadian Dollars, except where indicated)

19.
CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the year ended December 31, 2020, the Company’s employees began working remotely due to the COVID-19 pandemic. This has required certain processes and controls that were previously done or documented manually to be completed and retained in electronic form. Despite this, there were no changes to the Company’s internal control over financial reporting during the year ended December 31, 2020, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

20.
DISCLOSURE OF OUTSTANDING SHARE DATA

As at the date of this MD&A, the Company had a total of:

●
200,542,449 Common Shares outstanding with recorded value of $205,001,744;

●
10,167,500 stock options outstanding with a weighted average exercise price of $0.31. Each option is exercisable to purchase one Common Share at prices ranging from $0.20 to $0.49 per share and expire between June 2021 and August 2025; and

●
25,016,077 Common Share purchase warrants outstanding with a weighted average exercise price of $0.25. Each Common Share purchase warrant is exercisable to purchase one Common Share at prices ranging from $0.16 to $0.48 and expire between June 2021 and May 2023.

21.
OFF-BALANCE SHEET ARRANGEMENTS

During the year ended December 31, 2020, The Company was not a party to any off-balance-sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations, financial condition, revenues or expenses, liquidity, capital expenditures or capital resources of The Company.

