Form 20-F
period 2021-12-31
Silver Elephant Mining Corp.
filed 2022-05-09
CIK 1545224

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________________ to ____________________

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 24,124,955 Common Shares as at December 31, 2021

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

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

Large accelerated filer	☐	Non-accelerated Filer	☒
Accelerated filer	☐	Emerging growth company	☒

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

2

INTRODUCTORY NOTES

GENERAL INFORMATION

In this annual report on Form 20-F (the “Annual Report”), the terms “we”, “our”, “us”, the “Company” refer, unless the context requires otherwise, to Silver Elephant Mining Corp. and its subsidiaries.

References herein to “Common Shares” are references to the Common Shares without par value of the Company.

PRESENTATION OF FINANCIAL AND OTHER DATA

We prepare our audited consolidated financial statements in accordance with International Financial Reporting Standards, or “IFRS”, as issued by the International Accounting Standards Board, or the “IASB”. The financial information and related discussion and analysis contained in this annual report on Form 20-F are presented in Canadian dollars, unless stated otherwise. The financial information analysis in this annual report on Form 20-F is based on our consolidated financial statements as of December 31, 2021, 2020 and 2019, included elsewhere in this document. Percentages and some amounts in this annual report on Form 20-F have been rounded for ease of presentation. Any discrepancies between totals and the sums of the amounts listed are due to rounding.

CURRENCY

Unless otherwise indicated, all references to “dollars” or “$” are to Canadian dollars and all references to “US dollars,” “USD”, “US$” or “USD$” are to United States of America dollars.

SHARE CONSOLIDATIONS AND FORWARD SPLIT

2016 Share Consolidation

On June 7, 2016, we completed a consolidation of our issued and outstanding Common Shares on the basis of one post consolidation Common Share, option and warrant, for 100 pre- consolidation Common Shares, options and warrants, as applicable (we refer to this as the “2016 Consolidation”).

Forward Split

On August 8, 2018, we completed a split of our issued and outstanding Common Shares on the basis of ten post-split Common Shares, options and warrants for 1 pre-split Common Share, option and warrant, as applicable (the “Forward Split”).

2021 Share Consolidation

On December 22, 2021, the shareholders approved a consolidation of our issued and outstanding Common Shares on the basis of one (1) new Common Share for every ten (10) issued and outstanding Common Shares (we refer to this as the “2021 Consolidation”). The 2021 Consolidation was effected on January 14, 2022.

All Common Share and “per share” information in this Annual Report have been retroactively adjusted to reflect the 2021 Consolidation, as applicable, for all periods presented, unless otherwise indicated.

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

Such forward-looking statements include, but are not limited to, statements regarding the following:

•	the Company’s planned and future exploration and/or development of the Pulacayo Paca silver-lead-zinc property located in the Potosí Department, Antonnio Quijarro province, Bolivia and the Gibellini vanadium project located in the State of Nevada, USA;
•	the volatility of the novel coronavirus (“COVID-19”) outbreak as a global pandemic;
•	political instability and social unrest in Bolivia and other jurisdictions where the Company operates;
•	the use of proceeds from the February 2021 Private Placement and November 2021 Private Placement;

•	the Company’s goals regarding exploration, and development of, and production from its projects, and regarding raising capital and conducting further exploration and developments of its properties;
•	the Company’s future business plans;
•	the Company’s future financial and operating performance;
•	the future price of silver, lead, zinc, vanadium and other metals;
•	expectations regarding any environmental issues that may affect planned or future exploration and development programs and the potential impact of complying with existing and proposed environmental laws and regulations;
•	the ability to obtain or maintain any required permits, licenses or other necessary approvals for the exploration or development of the Company’s projects;
•	government regulation of mineral exploration and development operations in Bolivia and other relevant jurisdictions;
•	the Company’s reliance on key management personnel, advisors and consultants;
•	the volatility of global financial markets;
•	the timing and amount of estimated future operating and exploration expenditures;
•	the costs and timing of the development of new deposits;
•	the continuation of the Company as a going concern;
•	the likelihood of securing project financing;
•	the impacts of changes in the legal and regulatory environment in which the Company operates;
•	the timing and possible outcome of any pending litigation and regulatory matters; and
•	other information concerning possible or assumed future results of the Company’s operations.

The forward-looking statements in this Annual Report are based upon our current business and operating plans, and are subject to certain risks, uncertainties and assumptions. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by our forward-looking statements, including, among others:

•	the Company is an exploration stage company;
•	the cost, timing and amount of estimated future capital, operating exploration, acquisition, development and reclamation activities;
•	the volatility of the market price of the Common Shares;
•	judgment of management when exercising discretion in the use of proceeds from offerings of securities;
•	sales of a significant number of Common Shares in the public markets, or the perception of such sales, could depress the market price of the Common Shares;
•	potential dilution with the issuance of additional Common Shares;
•	none of the properties in which the Company has a material interest have mineral reserves;
•	estimates of mineral resources are based on interpretation and assumptions and are inherently imprecise;
•	the Company has not received any material revenue or net profit to date;
•	exploration, development and production risks;
•	no history of profitable mineral production;
•	actual capital costs, operating costs, production and economic returns may differ significantly from those the Company has anticipated;
•	foreign operations and political condition risks and uncertainties;
•	legal and political risk, including as a result of the new Biden administration in the United States;
•	amendments to local laws;
•	the ability to obtain, maintain or renew underlying licenses and permits;
•	title to mineral properties; environmental risks;
•	competitive conditions in the mineral exploration and mining business;
•	availability of adequate infrastructure;
•	the ability of the Company to retain its key management and employees and the impact of shortages of skilled personnel and contractors;
•	limits of insurance coverage and uninsurable risk;
•	reliance on third party contractors;
•	the availability of additional financing on reasonable terms or at all;
•	foreign exchange risk;
•	impact of anti-corruption legislation;
•	recent global financial conditions;
•	changes to the Company’s dividend policy;
•	conflicts of interest;
•	cyber security risks;
•	litigation and regulatory proceedings;
•	the obligations which the Company must satisfy in order to maintain its interests in its properties;
•	the influence of third-party stakeholders;
•	the Company’s relationships with the communities in which it operates;

•	human error;
•	the speculative nature of mineral exploration and development in general, including the risk of diminishing quantities or grades of mineralization;
•	proposed legislation in Nevada that could increase the costs or taxation of our operations;
•	the Company is likely a “passive foreign investment company”, which may have adverse U.S. federal income tax consequences for U.S. investors; and
•	other risks and the factors discussed under the heading “Risk Factors” in this Annual Report.

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

TECHNICAL INFORMATION

This Annual Report contains information of a technical or scientific nature respecting the Company’s mineral properties (the “Technical Information”). Technical Information is primarily derived from the documents referenced herein. All Technical Information which appears in this Annual Report has been reviewed and approved by Danniel Oosterman, Vice President Exploration of the Company who is a “Qualified Person” as defined by the guidelines in NI 43-101 and S-K 1300. The Company operates quality assurance and quality control of sampling and analytical procedures.

On October 31, 2018, the United States Securities and Exchange Commission (“SEC”) adopted Subpart 1300 of Regulation S-K (“S-K 1300”) along with the amendments to related rules and guidance in order to modernize the property disclosure requirements for mining registrants under the Securities Act and the Securities Exchange Act. Registrants engaged in mining operations must comply with Regulation S-K 1300 for the first fiscal year beginning on or after January 1, 2021. Accordingly, the Company is providing disclosure in compliance with Regulation S-K 1300 for its fiscal year ending December 31, 2021, and all of its mineral resources have been determined in accordance with Regulation S-K 1300 as well as in accordance with NI 43-101.

GLOSSARY OF TERMS

Ag	silver

Au	gold

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

Qualified Person Or QP

An individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation, or mineral project assessment, or any combination of these; has experience relevant to the subject matter of the mineral project and the technical report; and is a member or licensee in good standing of a professional association recognized under NI 43-101 and S-K 1300 (CIM Standards, 2014).

S-K 1300	Subpart 1300 of Regulation S-K which sets forth the required mining disclosures required by the SEC.

S-K 1300 – Indicated Mineral Resource

Indicated mineral resource is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of adequate geological evidence and sampling. The level of geological certainty associated with an indicated mineral resource is sufficient to allow a qualified person to apply modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Because an indicated mineral resource has a lower level of confidence than the level of confidence of a measured mineral resource, an indicated mineral resource may only be converted to a probable mineral reserve.

Ti	Titanium

V	Vanadium

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. [Reserved]

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

None of our properties are currently under development. The future development of any property found to be economically feasible will require the construction and operation of mines, processing plants and related infrastructure. As a result, we are subject to all of the risks associated with establishing new mining operations and business enterprises, including:

•	the timing and cost of the construction of mining and processing facilities;
•	the availability and costs of skilled labor and mining equipment;
•	the availability and cost of appropriate smelting and/or refining arrangements;
•	the need to obtain necessary environmental and other governmental approvals and permits and the timing of those approvals and permits; and
•	the availability of funds to finance construction and development activities.

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

All of the properties in which we hold an interest are considered to be in the exploration stage only and do not contain a known body of commercial minerals. The figures for our resources are estimates based on interpretation and assumptions and may yield less mineral production under actual operating conditions than is currently estimated. Unless otherwise indicated, mineralization figures presented in this Annual Report and in our other filings with securities regulatory authorities, news releases and other public statements that may be made from time to time are based upon estimates made by our personnel and independent geologists. These estimates may be imprecise because they are based upon geological and engineering interpretation and statistical inferences drawn from drilling and sample analysis, stated operating conditions, and mineral processing tests, which may prove to be unreliable. There can be no assurance that:

•	these estimates will be accurate;
•	resource or other mineralization figures will be accurate; or
•	the resource or mineralization could be mined or processed profitably.

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

Actual capital costs, operating costs, production and economic returns may differ significantly from those we have anticipated, and we cannot assure you that any future development activities will result in profitable mining operations. The capital costs required to take our projects into production may be significantly higher than anticipated. None of our mineral properties has a sufficient operating history upon which we can base estimates of future operating costs. Any potential decisions about the possible development of these and other mineral properties would ultimately be based upon feasibility studies which may or may not be undertaken. Feasibility studies derive estimates of cash operating costs based upon, among other things:

•	anticipated tonnage, grades and metallurgical characteristics of the ore or quality of the vanadium, silver, coal or other minerals to be mined and/or processed;
•	anticipated recovery rates of metals from the ore;
•	cash operating costs of comparable facilities and equipment; and
•	anticipated climatic conditions.

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

The Company’s financial condition and results of any future operations may also be materially adversely affected by any of the following factors, as well as by the Bolivian government’s actions in response to them:

•	currency depreciations and other exchange rate movements;
•	monetary policies;
•	inflation rate fluctuations;
•	economic and social instability;
•	energy shortages or other changes in energy prices;
•	interest rates;
•	disasters at third party mineral projects;
•	exchange rate controls and restrictions on remittances abroad;
•	liquidity of the domestic capital and lending markets;
•	tax policy, including international tax treaties; and
•	other political, diplomatic, social and economic policies or developments in or affecting Bolivia.

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

We have engaged in the past, and continue to engage, in extensive related party transactions involving certain of our management. See the discussion under the heading Item 7.B. “Related Party Transactions” for further detail. Such related party transactions could cause us to become materially dependent on the related parties in the ongoing conduct of our business, and related parties may be motivated by personal interests to pursue courses of action that are not necessarily in the best interests of the Company and our stockholders. Related party transactions often present conflicts of interest could result in disadvantages to the Company, and may impair investor confidence, all of which could materially and adversely affect us.

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

We will cease to be an emerging growth company upon the earliest of:

•	the last day of the fiscal year during which we have total annual gross revenues of $1,070,000,000 or more;
•	the last day of our fiscal year following the fifth anniversary of the completion of our first sale of common equity securities pursuant to an effective registration statement under the United States Securities Act of 1933, as amended (the “Securities Act”);
•	the date on which we have, during the previous three-year period, issued more than $1,000,000,000 in non-convertible debt; or
•	the date on which we are deemed to be a “large accelerated filer”, as defined in Rule 12b–2 of the Exchange Act, which would occur if the market value of our Common Shares that are held by non-affiliates exceeds $700,000,000 as of the last day of our most recently-completed second fiscal quarter.

The Company’s Passive Foreign Investment Company status has possible adverse tax consequences for U.S. investors.

Because the Company is an exploration stage company and its only material revenues consist of passive investment income on its cash investments, U.S. holders of Common Shares should be aware that the Company believes it was classified as a passive foreign investment company (“PFIC”) during its most recently completed tax year, and based on current business plans and financial expectations, the Company anticipates that it should be a PFIC for the current tax year and may be a PFIC in future tax years. If the Company is a PFIC for any year during a U.S. shareholder’s holding period of the Common Shares, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of Common Shares, or any “excess distribution” received on its Common Shares, as ordinary income, and to pay an interest charge on a portion of such gain or distribution. In certain circumstances, the sum of the tax and the interest charge may exceed the total amount of proceeds realized on the disposition, or the amount of excess distribution received, by the U.S. shareholder. Subject to certain limitations, these tax consequences may be mitigated if a U.S. shareholder makes a timely and effective QEF Election (as defined below) or a Mark-to-Market Election (as defined below). Subject to certain limitations, such elections may be made with respect to the Common Shares.

A U.S. shareholder who makes a timely and effective QEF Election generally must report on a current basis its share of the Company’s net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders. However, U.S. shareholders should be aware that there can be no assurance that the Company will satisfy the record keeping requirements that apply to a qualified electing fund, or that the Company will supply U.S. shareholders with information that such U.S. shareholders require to report under the QEF Election rules, in the event that the Company is a PFIC and a U.S. shareholder wishes to make a QEF Election. Thus, U.S. shareholders may not be able to make a QEF Election with respect to their Common Shares. A U.S. shareholder who makes a Mark-to-Market election generally must include as ordinary income each year the excess of the fair market value of the Common Shares over the shareholder’s adjusted tax basis therein. This paragraph is qualified in its entirety by the discussion below under the heading “Certain United States Federal Income Tax Considerations – Passive Foreign Investment Company Rules.” Each U.S. shareholder should consult its own tax advisors regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Silver Elephant Mining Corp. (formerly Prophecy Development Corp.) is an exploration stage company with projects in the United States, Canada, Bolivia and Mongolia. The Company, in its current form, is primarily the product of an April 16, 2010 business combination between Red Hill Energy Inc. and Prophecy Resource Corp. The Company is currently governed under the laws of the Province of British Columbia pursuant to the Business Corporations Act (British Columbia). (the “BCBCA”)

Red Hill Energy Inc. was incorporated on November 6, 1978 under the Corporations Act (British Columbia) under the name “Banbury Gold Mines Ltd.” Banbury changed its name to “Enerwaste Minerals Corp.” on July 3, 1992 and to “Universal Gun-Loc Industries Ltd.” on December 17, 1993. On April 24, 2002, Universal Gun-Loc changed its name to “UGL Enterprises Ltd.” and then to “Red Hill Energy Inc.” on May 29, 2006.

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

The Company’s registered and head business office is located at Suite 1610 - 409 Granville Street Vancouver, British Columbia Canada, V6C 1T2.

THREE YEAR HISTORY

On February 14, 2019, the Company announced that it had retained Amec Foster Wheeler E&C Services Inc. (Wood) to undertake updating of the mineral resource and mining section for the Company’s upcoming feasibility study to be completed to the standards of NI 43-101 of its Gibellini Project.

On March 18, 2019, the Company announced that the Ulaan Ovoo Property had started up. The Company also reported that it had executed a lease agreement with an arms-length private Mongolian company (the “Mongolian Lessee”) whereby the Mongolian Lessee performs mining operations at the Company’s Ulaan Ovoo Property and will pay the Company $2 for every tonne of coal shipped from the Ulaan Ovoo site premises. The Mongolian Lessee is responsible for all capital and operating expenses, government taxes and royalties related to Ulaan Ovoo operation.

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

On May 27, 2019, the Company announced that its Annual General Meeting (“AGM”) had been scheduled for September 12, 2019. Due to some recent changes in the Company’s Management, the AGM was delayed from being held within six months of its year end. TSX approval had been obtained to delay the Company’s AGM to September 12, 2019.

On June 19, 2019, the Company announced the appointment of a third party National Environmental Policy Act (“NEPA”) contractor and SWCA Environmental Consultants (“SWCA”) to work under the direction of the BLM per the provisions of a Memorandum of Understanding between SWCA, BLM and the Company, to prepare the EIS for the and assist the BLM in the maintenance of the administrative record. The EIS was prepared pursuant to Secretarial Order 3355 in the Federal Register to BLM.

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

On July 29, 2019, the Company the Company granted an aggregate of 168,500 incentive stock options to its directors, officer and employees of the Company. The options are exercisable at a price of $2 per share for a term of five years expiring on November 1, 2024 and vest at 12.5% per quarter for the first two years following the date of grant.

On August 19, 2019, the Company announced the formation of two wholly owned Canadian BC subsidiaries: Silver Elephant Mining Corp. (which subsequently changed its name to “Illumina Silver Mining Corp.”) and Asia Mining Inc. in order to facilitate potential future spinoffs of the Company’s wholly owned Bolivian silver operation and Mongolian coal operation.

On August 26, 2019, the Company announced that it was undertaking a non-brokered private placement involving the issuance of 13 million Common Shares at a price of $2 per share to raise aggregate gross proceeds of $2,600,000 (the “August 2019 Placement”). The Company’s management and directors subscribed to 200,000 Common Shares in the August 2019 Placement. These Common Shares were subject, under applicable Canadian securities laws, to a minimum hold period of four months plus one day from the date of issue.

On September 6, 2019, the Company closed the August 2019 Placement. The Placement raised gross cash proceeds of $2,600,000 through the issuance of 1,300,000 Common Shares at a price of $2 per share. The Company paid $10,000 in cash and issued 52,500 Common Shares as finder’s fees. Proceeds of the August 2019 Placement were used to develop the Company’s mineral projects and for general working capital purposes.

On September 24, 2019, the Company announced the successful completion of its internal reorganization. The Company further announced, subject to approval by the TSX, that it would issue 17,500 Common Shares, with a four-month hold period under applicable Canadian securities laws, to Mr. Bryan Slusarchuk in exchange for consulting services to the Company.

On September 30, 2019, the Company announced a 5,000-meter diamond drilling at its Pulacayo Project had started with first set of assay results expected in early November, 2019.

On October 3, 2019, the Pulacayo Mining Production Contract (“Pulacayo MPC”) was executed between the Company and the Corporación Minera de Bolivia (“COMIBOL”), a branch of the Bolivian Ministry of Mining and Metallurgy. Notification of the final government resolution approving the Pulacayo MPC was received on September 27, 2019. The Pulacayo MPC granted the Company the 100% exclusive right to develop and mine at the Pulacayo and Paca concessions for up to 30 years, which is comparable to a mining license in Canada or the United States. The Company’s Bolivian subsidiaries had spent $25 million on Pulacayo and Paca as of October 3, 2019 with over 80,000 meters of drilling, with a completed historic independent feasibility study, and an approved detailed environment impact assessment.

On October 7, 2019, the Company announced that it was undertaking a non-brokered private placement involving the issuance of 1 million Common Shares at a price of $4 per share (the “October 2019 Placement”) to raise aggregate gross proceeds of $4,000,000.

On October 9, 2019, the Company issued 10,495 Common Shares at a value of $43,060 to its directors to settle outstanding director fees.

On October 21, 2019, the Company announced that it had closed the October 2019 Placement. The October 2019 Placement raised gross cash proceeds of $3,900,000 for Company through the issuance of 975,000 Common Shares at a price of $4 per share. Mr. Eric Sprott, through 2176423 Ontario Ltd., a corporation that is beneficially owned by him, acquired 500,000 Common Shares under the October 2019 Placement for a total consideration of $2,000,000. Following the completion of the private placement, Mr. Sprott’s holdings represented 9% of the issued and outstanding Common Shares at the time of the October 2019 Placement. The Company’s management and directors purchased 0.04 million Common Shares for proceeds of $160,000. The Company issued 65,450 Common Shares as finder’s fees to Mackie Research Capital Corp. All Common Shares issued in the October 2019 Placement were subject to a four month and one day hold period under applicable Canadian securities laws. Proceeds were used for the Company’s mineral project exploration and for general working capital purposes.

On October 28, 2019, the Company announced the diamond drilling results from the Company’s 100% controlled Paca silver project in the Potosi department of Bolivia.

On November 1, 2019, the Company granted an aggregate of 168,000 incentive stock options to its directors, officer and employees of the Company. The options are exercisable at a price of $4.40 per share for a term of five years expiring on November 1, 2024 and vest at 12.5% per quarter for the first two years following the date of grant.

On November 7, 2019, the Company announced that it had submitted, through its then wholly owned US subsidiary Nevada Vanadium, LLC (“Nevada Vanadium”), the applications and Engineering Design Reports for the primary mining permits that govern project construction, operations and closure for its Gibellini Project located in Eureka County, Nevada, U.S., to BLM and the Gibellini Project EIS contractor, SWCA. The permit applications were submitted on October 31, 2019 for the Water Pollution Control Permit and the Class II Air Quality Permit. These Nevada state permits have been developed to provide construction level engineering that supports the mine plan previously submitted to the BLM in the POO. Comments received from both the BLM and SWCA were used as guidance in the engineering design to ensure the State and Federal Permits are aligned and reflect the most current guidance provided by the Company, NDEP and BLM.

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

During the year ended December 31, 2019, the Company experienced various changes in Directors, Officers and Management of the Company as follows:

•	Gerald Panneton ceased to be the President, Chief Executive Officer and a Director on February 15, 2019;
•	John Lee ceased to act as Head of International Affairs on February 15, 2019;
•	Tony Wong ceased to act as Corporate Secretary on February 22, 2019;
•	Louis Dionne ceased to be a Director on February 28, 2019;
•	Rocio Echegaray was appointed Corporate Secretary on March 8, 2019;
•	Michael Doolin was appointed Chief Operating Officer and Interim Chief Executive Officer on April 1, 2019;
•	John Lee ceased to act as Interim President and Chief Executive Officer on April 1, 2019;
•	Bekzod Kasimov ceased to act as Vice-President Business Development on July 1, 2019;
•	Marc Leduc was appointed as a Director on July 22, 2019;
•	Joaquin Merino-Marquez was appointed as Vice-President, South American Operation on November 1, 2019;
•	Ronald Clayton was appointed as a Director on November 4, 2019;
•	Michael Drozd ceased to act as Vice-President, Operations on November 7, 2019;
•	Rocio Echegaray ceased to act as Corporate Secretary on November 15, 2019; and
•	Brigitte McArthur was appointed Corporate Secretary on November 15, 2019.

Financial Year ended December 31, 2020

On January 8, 2020, the Company announced the following:

•	a special meeting of the shareholders to be held on March 16, 2020, to seek shareholder approval the following:

	a.	changing the name of the Company from “Prophecy Development Corp.” to “Silver Elephant Mining Corp.” (the “Name Change”);

	b.	consolidation of the issued and outstanding Common Shares at a ratio between one (1) new Common Share for every five (5) to ten (10) issued and outstanding Common Shares (the “2020 Consolidation”); and

	c.	ratification of 127,500 stock options previously granted to certain directors, officers, employees and consultants of the Company on July 29, 2019 pursuant to the terms of the Company’s 20% fixed share-based compensation plan, as amended (the “Share-Based Compensation Plan”).

•

the engagement of Ken Cotiamco to provide investor relations and shareholder communications services effective January 6, 2020. The Company further announced that Ken Cotiamco entered into a consulting agreement whereby Ken Cotiamco would receive from the Company remuneration of $4,000 per month for a term of three months, which could be extended and also pursuant to the consulting agreement the Company granted 10,000 incentive stock options at a price of $4.10 per share for a term of five years expiring on January 6, 2025;

•

pursuant to the Share-Based Compensation Plan, the issuance of an aggregate of 160,100 Common Shares (subject to a minimum hold period of four months plus one date from the date of issuance, under applicable Canadian securities laws) as 2019 bonus payments to certain directors, officers, employees and consultants of the Company;

•	that further to the Company’s news release dated December 18, 2019, the Company had completed the first of 3 holes of the planned 17 drill holes at the Pulacayo Project; and

•	the Company had mobilized a second drilling rig to the Pulacayo Project and expects to complete the proposed 5,000 meter drill program in February 2020, with full assay results by March 2020.

On January 21, 2020, the Company provided its first step-out diamond drilling results from its 100%-controlled Pulacayo Project.

On March 6, 2020, the Company provided its 2,598-meter, 16-hole Pulacayo step out drill program from its 100%-controlled Pulacayo Project.

On March 9, 2020, the Company commenced its district exploration program at its Pulacayo Project.

On March 16, 2020, the Company held the special meeting of the shareholders where it received shareholder approval of the Name Change and the 2020 Consolidation and ratification of the 127,500 stock options granted under the Share-Based Compensation Plan.

On March 16, 2020, the Company amended its articles of incorporation and changed its name to “Silver Elephant Mining Corp.”

On March 19, 2020, the Company changed its symbol on the TSX from PCY to “ELEF”.

On March 23, 2020, the Company changed its symbol on the OTCQX from PRPCF to “SILEF”.

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

The Company has implemented preventative measures across its offices and operations in order to safeguard the health of its employees, while continuing to operate safely and responsibly maintain employment and economic activity. All of the Company’s corporate offices have been closed and remote work implemented for all employees able to do so. Other measures being put into place at the Company’s operations include:

•	Reducing or eliminating in person meetings and other large gatherings;
•	Enhanced cleaning and disinfecting protocols, including frequent disinfecting of employee work areas;
•	Promoting personal preventative measures, such as frequent handwashing;
•	Screening all contractors and external visitors to site for risk factors and symptoms;
•	Increasing social distancing practices at site, such as cancelling large group meetings and changing meetings from in-person to virtual;
•	Requiring employees who show symptoms or are in close contact with someone with symptoms to stay home from work;
•	Requiring employees returning from travel outside of Canada to self-isolate; and
•	Reducing the number of on-site staff as much as possible and implementing work from home where feasible.

On April 15, 2020, the Company announced a non-brokered private placement (the “April 2020 Placement”) involving the issuance of up to 1.4 million units (each a “Unit”) at a price of $1.30 per Unit. Each Unit consisted of one Common Share and one common share purchase warrant, each entitling the holder to acquire an additional Common Share at a price of $1.60 per share for a period of three years from the date of issuance.

On May 1, 2020, the Company closed the first tranche of the April 2020 Placement. The first tranche raised gross proceeds of $1,330,940 through the issuance of 1,023,800 Units.

On May 4, 2020, the Company granted an aggregate of 300,000 incentive stock options to certain directors, officers, employees and consultants of the Company. These options are exercisable at a price of $2.20 per share for a term of five years expiring on May 4, 2025, and vest at 12.5% per quarter for the first two years following the date of grant.

On May 20, 2020, the Company closed the second and final tranche of the April 2020 Placement for $1,976,000 through the issuance of 1,520,000 Units. The Company paid $3,250 in cash and issued 15,690 Units as finder’s fee.

On July 7, 2020, the Company reported that all proposed resolutions put forth to the shareholders were approved at the Company’s Annual General and Special Meeting held on July 7, 2020. The Company had previously received conditional approval from the TSX to amend the exercise price of an aggregate of 2,431,892 previously issued common share purchase warrants with an exercise price from between $4 to $7 (the “Original Warrants”) of the Company to an exercise price of $2.60 per share (the “Amendment”) pending shareholder approval of the Amendment. Pursuant to the passing of the ordinary resolution approving the Amendment, the Original Warrants were cancelled and replaced with amended common share purchase warrants with an exercise price of $2.60 per share (the “Amended Warrants”), with the Amendment becoming effective as of July 17, 2020. All other terms of the Amended Warrants were unchanged from the Original Warrants.

On July 13, 2020, the Company announced that it had entered into a binding sales and purchase agreement (the “Triunfo SPA”) with a private party to acquire the El Triunfo Gold-Silver-Lead-Zinc Project in La Paz District, Bolivia (the “Triunfo Project”). Subject to the provisions of the Triunfo SPA, the vendor agreed to sell, assign, and transfer to the Company, and the Company agreed to purchase from the vendor, the mining rights of the Triunfo Project upon the Company paying the vendor the sum of US$1,100,000, consisting of US$100,000 paid on execution of the Triunfo SPA, and US$1,000,000 to be paid on or before June 15, 2025.

On July 16, 2020, the Company announced that the NOI to prepare an EIS for the Gibellini Project was published on July 14, 2020, in the Federal Register. The NOI formally commenced the 12-month timeline to complete the NEPA review and the EIS preparation by the BLM.

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

On August 18, 2020, the Company granted an aggregate of 72,000 incentive stock options to a director, employee and consultant of the Company. The options are exercisable at a price of $5 per share for a term of five years expiring on August 17, 2025, and vest at 12.5% per quarter for the first two years following the date of grant.

On August 24, 2020, the Company announced that its then wholly owned subsidiary, Nevada Vanadium, entered into a binding definitive Asset Purchase Agreement (the “Bisoni APA”) with CellCube Energy Storage Systems Inc. (“CellCube”) to acquire the Bisoni vanadium project (the “Bisoni Project”) situated immediately southwest of the Gibellini Project.

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

On September 8, 2020, the Company announced that it had entered into a binding sales and purchase agreement (the “Sunawayo SPA”) with a private party to acquire the Sunawayo silver-lead mining project (the “Sunawayo Project”) located immediately adjacent to the Malku Khota silver project in Bolivia. Subject to the provisions of the Sunawayo SPA, the vendor of the Sunawayo Project agreed to irrevocably transfer the mining rights of the Sunawayo Project to the Company for consideration of US$6,500,000, which payment consists of US$300,000 paid on execution of the Sunawayo SPA, with the remaining US$6,200,000 to be paid in cash over a one-year period in twelve equal monthly installments, starting March 1, 2021.

On September 18, 2020, the Company’s then wholly owned subsidiary, Nevada Vanadium Mining Corp. (“Nevada Vanadium”) completed the acquisition of the Bisoni Project pursuant to the Bisoni APA. The Bisoni Project is comprised of 201 lode mining claims, along a 13.8 kilometer strike that covers an area of 16.5 square kilometers (1,656 hectares), easily accessed by a graded gravel road extending south from US Highway 50, and is about 25 miles south of the town of Eureka, Nevada. As consideration for the acquisition of the Bisoni Project under the Bisoni APA, the Company issued 0.4 million Common Shares (the “Bisoni APA Shares”) and paid $200,000 cash to CellCube. The Bisoni APA Shares were subject to a Canadian statutory four month hold period that expired on January 19, 2021. Additionally, subject to TSX approval, if, on or before December 31, 2023, the price of European vanadium pentoxide on the Metal Bulletin (or an equivalent publication) exceeds US$12 a pound for 30 consecutive days, the Company will issue to CellCube additional Common Shares with a value of $500,000, calculated based upon the 5-day volume weighted average price of the Common Shares immediately following the satisfaction of the vanadium pentoxide pricing condition.

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

On October 21, 2020, the Company announced that it had entered into an agreement with Mackie Research Capital Corporation, as lead underwriter and sole bookrunner (the “Lead Underwriter”), on behalf of a syndicate of underwriters, including Canaccord Genuity Corp. and Sprott Capital Partners LP (collectively with the Lead Underwriter, the “Underwriters”), pursuant to which the Underwriters agreed to purchase, on a bought‐deal basis, 1,500,000 Common Shares at a price of $4 per share for aggregate gross proceeds of $6,000,000 (the “2020 Prospectus Offering”). The Company also granted the Underwriters an option (the “Over-Allotment Option”) to increase the size of the 2020 Prospectus Offering by up to 15%, at any time up to 30 days following the closing of the Offering. The Common Shares were offered by way of a short form prospectus filed in each province of Canada, other than Québec pursuant to National Instrument 44-101 – Short Form Prospectus Distributions.

On October 21, 2020, the Company announced that it had entered into an amended agreement with the Lead Underwriter to increase the size of the 2020 Prospectus Offering to 2,000,000 Common Shares at a price of $4 per share for aggregate gross proceeds of $8,000,000. All other terms of the 2020 Prospectus Offering remained unchanged.

On November 17, 2020, the Company filed an NI 43-101 compliant technical report titled “Mineral Resource Estimate Technical Report for the Pulacayo Project, Potosí Department, Antonnio Quijarro Province, Bolivia”, prepared by Matthew Harrington, P. Geo, Michael Cullen, P. Geo, and Osvaldo Arcé, P. Geo, of Mercator, with an amended report date of November 12, 2020, and an effective date of October 13, 2020 (the “2020 Pulacayo Technical Report”), with Canadian securities regulatory authorities. The 2020 Pulacayo Technical Report is available under the Company’s SEDAR profile at www.sedar.com. On November 17, 2020, the Company also filed its final short form prospectus with the securities commissions in each of the provinces of Canada, other than Québec, in connection with the 2020 Prospectus Offering and on November 24, 2020, the Company announced the closing of the 2020 Prospectus Offering, pursuant to which the Company issued 2,300,000 Common Shares at a price of $4 per share, for aggregate gross proceeds of $9,200,000, including the full exercise of the Over-Allotment Option.

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

During the year ended December 31, 2020, the Company experienced the following changes in Directors, Officers and Management:

•	Michael Doolin ceased to act as Chief Executive Officer on July 17, 2020;
•	John Lee was appointed Chief Executive Officer effective July 17, 2020;
•	Ronald Clayton resigned as a Director on July 31, 2020; and
•	David H. Smith was appointed as a Director on August 3, 2020.

Financial Year ended December 31, 2021

On February 5, 2021, the Company closed its non-brokered private placement (the “February 2021 Placement”) through the issuance of 1,000,000 Common Shares at a price of $3.75 per Common Share. The February 2021 Placement raised gross cash proceeds of $3,750,000. The Company paid $73,875 in cash as finder’s fees.

On February 10, 2021, the Company acquired the Minago Project pursuant to an asset purchase agreement dated February 9, 2021 (the “Minago APA”) entered into between the Company and Victory Nickel Inc. (“VN”). Under the terms of the Minago APA, the Company acquired the Minago Project for aggregate consideration consisting of (a) a US$6,675,000 (the “Property Payment”) credit against secured debt in the amount of US$12,056,307 owed by Victory Nickel to the Company pursuant to a Secured Debt Facility (the “SDF”) acquired by the Company under an arm-length definitive debt purchase and assignment agreement (the “DPAA”), and (b) US$5,000,000 in Common Shares (“Consideration Shares”) to be issued over a one-year period from the closing. In satisfaction of the Consideration Shares to be issued, an initial tranche of 536,363 Consideration Shares at a value of $2,413,634 was issued on February 9, 2021. A further 1,008,150 Shares and 460,718 Shares tranches were issued on August 31, 2021 and December 30, 2021 respectively with a total value of $3,818,003 to Victory Nickel. Immediately prior to acquiring the Minago Project, the Company acquired the SDF from an arm’s length party pursuant to the DPAA for US$6,675,000 in cash and 0.3 million common share purchase warrants of the Company, each exercisable for the purchase of one Common Share until February 8, 2023, at an exercise price of $4.764 per share (the “DPAA Warrants”). The SDF has been restructured to bear zero percent interest and to expire on February 8, 2026, which will automatically be extended in 5-year increments. Pursuant to the Minago APA, the Company further (a) agreed, in the event the price of nickel exceeds US$10.00 per pound for 30 consecutive business days before December 31, 2023, to issue to Victory Nickel $2,000,000 in Common Shares (the “Conditional Shares”), at a price per share equal to the volume weighted average price at which the Common Shares traded on the TSX for the five trading days preceding date on which Victory Nickel delivers notice of the condition being met to the Company, (b) agreed to purchase from Victory Nickel, at closing of the Minago APA 40,000,000 Common Shares of Victory Nickel (each, a “VN Share”) at a price per share of $0.025, for aggregate consideration of $1,000,000, (c) agreed to further credit the remaining balance under the SDF to Victory Nickel’s benefit, upon the completion of an independent economic study proving positive net present value in respect of the Minago Project, (d) granted Victory Nickel a right of first refusal until December 31, 2023 to exploit sandstone (non-nickel bearing sulphides) resources for frac sand extraction at the Minago Project, and (e) agreed to reimburse up to $200,000 of financial advisory services rendered by Red Cloud Securities Inc. The investment in the VN Shares resulted in the Company owning approximately 29% of Victory Nickel on a non-diluted basis, as of the date of acquisition.

On July 7, 2021, the Company announced an update regarding the updated Environmental Act License for the Minago Project which is expected to be issued by the end of 2021 and the Company’s initiatives to minimize the carbon footprint of potential mining operations at Minago.

On July 19, 2021, the Company announced the appointment of Peter Lightfoot as a Technical Advisor for the Minago Project.

On August 26, 2021, the Company announced that it had executed an arrangement agreement pursuant to which the Company will complete a plan of arrangement under the Business Corporations Act (British Columbia) (the “Arrangement”) pursuant to which, it shall (i) consolidate its outstanding common shares on the basis of ten pre-consolidation common shares for each one post consolidation common shares (the “Consolidation”); (ii) transfer certain royalties presently held by the Company in certain projects of the Company to Battery Metals Royalties Corp. (“Battery Metals Royalties”), a wholly owned subsidiary of the Company; and (iii) spin-out its Manitoba based Minago Nickel project (“Minago”), its Nevada based Gibellini Vanadium project (“Gibellini”), and Battery Metals Royalties each into its own entity (each a “SpinCo”). In connection with the Arrangement, the Company shall distribute shares of each SpinCo to the Company’s shareholders (“Shareholders”).

On August 26, 2021, the Company announced that it has entered into 2% royalty agreements whereby the Company now holds a 2% royalty over each of the Company’s key projects (the “Royalties”), and, in connection with the announced spin-out and the plan of arrangement, such Royalties will be transferred into Battery Metals.

On September 13, 2021, the Company reported that all proposed resolutions were approved at the Company’s Annual General and Special Meeting of shareholders held on September 10, 2021.

On September 27, 2021, the Company appointed Robert Van Drunen as the Company’s Chief Operating Officer.

On November 15, 2021, the Company closed its non-brokered private placement (the “November 2021 Placement”) offering of 1,700,000 Shares at a price per Share of $ 2.20 for aggregate gross proceeds of $3,740,000. In connection with the November 2021 Placement, the Company paid $84,492 in cash and issued 35,405 Share purchase warrants (“Finder’s Warrants”) to certain finders as finder’s fees. Each Finder’s Warrant is exercisable to acquire one Share at a price of $2.60 until September 22, 2022 (21,305 Finder’s Warrants) and October 21, 2022 (14,100 Finder’s Warrants).

On November 30, 2021, Flying Nickel Mining Corp. (“Flying Nickel”), which at that time was the Company’s wholly owned subsidiary, closed a Private Placement for gross proceeds of $8,600,000 (the “Flying Nickel Offering”). Pursuant to the Flying Nickel Offering, Flying Nickel sold 10,094,033 subscription receipts (each, a “Non-FT Subscription Receipt”) at a price of $0.70 per Non-FT Subscription Receipt and 1,992,437 flow-through eligible subscription receipts (each, a “FT Subscription Receipt”, and collectively with the Non-FT Subscription Receipts, the “Offered Securities”) at a price of $0.77 per FT Subscription Receipt. Red Cloud Securities Inc. (“Red Cloud”), as lead agent and sole bookrunner, together with Canaccord Genuity Corp., acted as agents (the “Agents”) under the Flying Nickel Offering. Each Unit consists of one common share of Flying Nickel (each a “Unit Share”) and one-half of one common share purchase warrant (each whole warrant, a “Warrant”). Each whole Warrant shall entitle the holder to purchase one common share of Flying Nickel (each, a “Warrant Share”) at a price of $1.00 at any time on or before November 29, 2023.

On December 15, 2021, the Company appointed the following officers for Flying Nickel Mining Corp.: Danniel Oosterman, Chief Executive Officer, Robert Van Drunen, Chief Operating Officer, Samuel Yik, Chief Financial Officer, Ryan Coombes, Chief Legal Officer, Flora Lo, Corporate Secretary.

On December 22, 2021, the Company received shareholder approval of the Arrangement.

On December 31, 2021, gross proceeds of $1,534,176 were released from escrow to Flying Nickel upon converting an aggregate of 1,992,437 flow-through subscription receipts of Flying Nickel into 1,992,437 flow-through common shares of Flying Nickel at a price of $0.77 per share (the “Conversion”), pursuant to the subscription receipt agreement between Flying Nickel, Computershare Trust Company of Canada and Red Cloud Securities Inc.

Events Subsequent to the Financial Year ended December 31, 2021

On January 12, 2022, the Company received final approval of the BC Supreme Court of the Arrangement.

On January 14, 2022, the Company completed a strategic reorganization of Silver Elephant Mining Corp. business through a statutory plan of arrangement (the “Arrangement”) under the Business Corporations Act (British Columbia), dated November 8, 2021. Pursuant to the Arrangement, the common shares of the Company were consolidated on a 10:1 basis pursuant to the Consolidation and each holder of common shares of the Company received in exchange for every 10 pre-Consolidation common shares held: (i) one post-Consolidation common share of the Company; (ii) one common share of Flying Nickel; (iii) one common share of Nevada Vanadium; and (iv) two common shares of Battery Metals.

Effective January 14, 2022, each company commenced its corresponding core business with the following: (1) Silver Elephant, holding a 100% interest in the Pulacayo silver and El Triunfo gold-silver projects in Bolivia, and 31,730,110 shares of Battery Metals’ (representing 39.7%) as a long-term investment; (2) Flying Nickel, holding a 100% interest in the Minago nickel project in the Thompson nickel belt in Manitoba; (3) Nevada Vanadium, holding a 100% interest in the Gibellini vanadium project in Nevada; and (4) Battery Metals, holding a 2% royalty in each of the assets referenced above, and 22,953,991 shares of Flying Nickel (representing 39.7%) and 22,953,991 shares of Nevada Vanadium (representing 45.9%) as long-term investments.

On January 18, 2022, post-Arrangement and post-Consolidation Common Shares trading on TSX commenced on January 18, 2022.

On January 19, 2022, the Company announced it had commenced an exploration drilling program at the Paca deposit of the Pulacayo Project.

On January 25, 2022, the Company announced that it had commenced a 1,500-meter drilling program at the Triunfo Project. The program will probe several prospective induced polarisation (“IP”) geophysical anomalies detected in late 2021.

On March 16, 2022, pursuant the Company’s equity incentive plan dated September 1, 2021, the Company issued 187,049 bonus shares to the company’s directors, officers, employees, and consultants.

On May 2, 2022, the Company filed an S-K 1300 compliant technical report titled “S-K 1300 Technical Report Summary for the Pulacayo Project, Potosí Department, Antonnio Quijarro Province, Bolivia”, prepared by Matthew Harrington, P. Geo, Michael Cullen, P. Geo, and Osvaldo Arcé, P. Geo, of Mercator, with an effective date of April 29, 2022 (the “2022 Pulacayo Technical Report”), with Canadian securities regulatory authorities. The 2022 Pulacayo Technical Report is available under the Company’s SEDAR profile at www.sedar.com.The Company has not made any capital divestitures during the past three fiscal years.

Currently, we do not have operating revenues, and we do not anticipate generating operating revenues during the fiscal year 2021. Our primary source of funds since inception has been through the issuance of equity securities. As of December 31, 2021, the Company had cash of $0.6 million (2020 –$7.6 million; 2019 –$3 million) representing a decrease of $7 million from $7.6 million held at December 31, 2020. The Company’s working capital, excluding assets and liabilities held for sale, at December 31, 2021 was a deficit of $1.7 million (2020 - surplus of $6 million; 2019 - surplus of $0.95 million) including working capital associated with assets held for spin-out of $55 million. We will continue to seek capital through the issuance of equity, strategic alliances or joint ventures, and debt, of which the Company currently has none.

The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at: http://www.sec.gov.

B. Business Overview

The Company is a mineral exploration stage company. The Company’s principal projects are the Pulacayo Project located in Bolivia.

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

The Company also currently holds, through leasehold assignments, a 100% interest in the Ulaan Ovoo coal property located in Selenge province, Mongolia; and a 100% interest in each of the Chandgana Tal coal property and the Khavtgai Uul coal property located in Khentii province, Mongolia. The Company also holds the land use right and construction license for the Chandgana 600MW Coal-Fired Mine Mouth Power Plant project located in Khentii province, Mongolia.

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

Mining and exploration activities at our properties in Canada are subject to various laws and regulations relating to the protection of the environment, which we discuss under the heading “Risk Factors” in this Annual Report. Although, we intend to comply with all existing environmental and mining laws and regulations, no assurance can be given that we will be in compliance with all applicable regulations or that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner that could limit or curtail development of our properties. Amendments to current laws and regulations governing exploration and development or more stringent implementation thereof could have a material adverse effect on our business and cause increases in exploration expenses or require delays or abandonment in the development of mining properties. In addition, we are required to expend significant resources to comply with numerous corporate governance and disclosure regulations and requirements adopted by U.S. federal and Canadian federal and provincial governments. These additional compliance costs and related diversion of the attention of management and key personnel could have a material adverse effect on our business.

Except as described in this Annual Report, we believe that we are in compliance in all material respects with applicable mining, health, safety and environmental statutes and regulations.

For a more detailed discussion of the various government laws and regulations in the United States applicable to our operations and the potential negative effects of such laws and regulations, see the section Item 3.D. “Risk Factors.”

C. Organizational Structure

As of December 31, 2021 the intercorporate relationships of the Company are illustrated by the following diagram:

As of April 30, 2022, the intercorporate relationships of the Company are illustrated by the following diagram:

As of December 31, 2021 we held mining and energy properties and projects through the Company and the following subsidiaries:

Subsidiary	Mining Properties and Projects
Nevada Vanadium LLC

Holds the Gibellini Project, which is comprised of Gibellini and Louie Hill deposits by 209 Nevada Vanadium claims and 40 “Deitrich” claims under the Deitrich Lease Agreement as amended on April 19, 2018 as well as the historic Bisoni deposit (201 lode claims). Nevada Vanadium owns 450 Gibellini claims and 100% interest of the Bisoni deposit claims in Nevada, USA.

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
Chandgana Coal LLC

Holds a 100% interest in the Chandgana Tal coal property and Khavtgai Uul Property located in Khentii province, Mongolia. We refer to the Chandgana Tal coal property and the Khavtgai Uul Property collectively as the “Chandgana Project.”

Subsidiary	Mining Properties and Projects
Prophecy Power Generation LLC	Holds the land use right and construction license for the Chandgana Project planned in Khentii province, Mongolia.
ASC Bolivia LDC Sucursal Bolivia

Holds a 100% exclusive right to develop and mine at the Pulacayo and Paca concessions for up to 30 years against certain royalty payments. Rights include “Temeridad” and “Real De Monte” concessions at Paca and are administered by COMIBOL and thus are part of the Pulacayo MPC.

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

As of April 30, 2022, as a result of the Arrangement, the Company holds mining and energy properties and projects through the Company and the following subsidiaries:

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
Chandgana Coal LLC

Holds a 100% interest in the Chandgana Tal coal property and Khavtgai Uul Property located in Khentii province, Mongolia. We refer to the Chandgana Tal coal property and the Khavtgai Uul Property collectively as the “Chandgana Project.”

Prophecy Power Generation LLC	Holds the land use right and construction license for the Chandgana Project planned in Khentii province, Mongolia.
ASC Bolivia LDC Sucursal Bolivia

Holds a 100% exclusive right to develop and mine at the Pulacayo and Paca concessions for up to 30 years against certain royalty payments. Rights include “Temeridad” and “Real De Monte” concessions at Paca and are administered by COMIBOL and thus are part of the Pulacayo MPC.

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

D. Property, Plants and Equipment

General

Currently, we consider only the Pulacayo Project to be material. We do not currently consider the interests the Company holds in its other projects to be material. Portions of the following excerpts are based on the assumptions, qualifications and procedures set forth in the respective technical reports which, while not fully described herein, have been filed on SEDAR (available at www.sedar.ca) and EDGAR (www.sec.gov).

Please refer to the discussion under the heading “Cautionary Note Regarding Forward-Looking Statements” at the beginning of this Annual Report for important information concerning certain mining terms and descriptions of our mineral deposits used or contained in this section.

PULACAYO PROJECT, BOLIVIA

The scientific and technical information in this section of this Annual Report that specifically relates to the current Pulacayo Project mineral resource estimates for the Pulacayo and Paca deposits has been extracted or summarized from the 2022 Pulacayo Technical Report. The 2022 Pulacayo Technical Report was prepared by Matthew Harrington, P.Geo., of Mercator Geological Services Limited, Michael Cullen, P.Geo. of Mercator Geological Services Limited and Osvaldo Arce, Ph.D., P. Geo., Independent Consultant. Additional information presented below that pertains to the Pulacayo Project but does not specifically appear in the 2022 Pulacayo Technical Report has been provided by the Company. None of the qualified persons who prepared the 2022 Pulacayo Technical Report at affiliates of the Company. The 2022 Pulacayo Technical Report is filed as Exhibit 15.2 to this report.

The discussion below includes the Pulacayo and Paca silver-lead-zinc deposits and related concessions located in Bolivia (the “Pulacayo Project”).

On January 2, 2015, pursuant to the terms of the acquisition agreement entered into between the Company and Apogee Silver Ltd. (“Apogee”) the Company acquired the Pulacayo Project through the acquisition of the issued and outstanding shares of ASC Holdings Limited and ASC Bolivia LDC, which together, hold the issued and outstanding shares of ASC Bolivia LDC Sucursal Bolivia. ASC Bolivia LDC Sucursal Bolivia controls the mining rights to the concessions through a separate joint venture agreement with the Pulacayo Ltda. Mining Cooperative (the “Pulacayo Mining Cooperative”) who hold the mining rights through a lease agreement with state owned Mining Corporation of Bolivia, COMIBOL.

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

An independent valuation of the project was completed in March 2020 and indicated a valuation of approximately $25 million.

Project Location

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

N
LA PAZ
COCHABAMBA
ORURO
CHILE
POTOSI
San Bartolome
PULACAYO PROJECT
Uyuni
0 50 100
Kilometres
17°
18°
19°
20°
21°
22°
23°
70°
69°
68°
San Cristobal
OLLAGUE
ESTACION ABAROA
San Vincent
ARGENTINA
Project Area
Pacific Ocean
BOLIVIA
South America

Location Map
Pulacayo Project, Bolivia

Date: Oct. 2020

mercator GEOLOGICAL SERVICES

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Accessibility

Bolivia is a landlocked country located in central South America and includes diverse geographic and climatic conditions that range from snow-capped peaks and high-altitude plateaus to vast, low-lying grasslands and rainforests. The country is normally accessible by international air travel from Miami (American Airlines), Mexico City, Brazil, Chile (LAN), Argentina and Peru (Taca Airlines). In addition, local Bolivian airlines fly regular internal flights between major cities, with several flights a week to a newly paved runway at Uyuni city, located 18 km south of the Pulacayo property. While these routes and access methods are normally available, at the time of writing airline travel to and from Bolivia, as well as internally within the country, plus land travel within the country, had been materially reduced due to the effects of the internationally extensive Novel Coronavirus (Covid19) pandemic. It is not clear how long this will continue.

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

Property

Ownership of the Pulacayo Project properties was completed through a number of joint venture agreements. Apogee Minerals Ltd. (renamed “Apogee Silver Ltd.” in March 2011) controlled 100% of the Pulacayo Project through an agreement with Golden Minerals Company (“GMC”), the successor of Apex Silver Company before its acquisition by us. GMC’s former Bolivian subsidiary, ASC Bolivia LDC Sucursal Bolivia (“ASC”), holds the mining rights to the concessions through a joint venture with the Pulacayo Mining Cooperative, which in turn has a lease agreement with COMIBOL, the state mining corporation of Bolivia. On January 21, 2011, Apogee entered into a definitive agreement with GMC to acquire all of the issued share capital of ASC, which holds a 100% interest in the Pulacayo Project. Pursuant to the applicable agreement, Apogee acquired all of the issued and outstanding shares of the subsidiary from GMC in consideration for Common Shares of Apogee upon closing of the transaction, and an additional block of Common Shares and a cash fee eighteen (18) months following closing of the transaction. In January 2015, Prophecy Coal Corp. (predecessor to the Company) completed a purchase of Apogee Minerals Bolivia S.A., ASC Holdings Limited and ASC Bolivia LDC (which hold ASC, the holder of Apogee’s mining joint venture interest in the Pulacayo Project) (collectively, the “Apogee Subsidiaries”) and thus Apogee’s interest in the mining joint venture. The term of the joint venture agreement is 23 years and started on July 30, 2002. ASC Bolivia LDC is committed to pay to COMIBOL USD$1,000 during the exploration period. During the mining period, ASC Bolivia LDC will pay COMIBOL the equivalent of 2.5% of the Net Smelter Return (“NSR”) and 1.5% of the NSR to the Pulacayo Mining Cooperative. On September 1, 2016, the Bolivian government issued Supreme Decree N° 2891 which was confirmed by Law N° 845 dated October 24, 2016. Both regulations revert to the domain of the State, areas over which joint venture agreements, lease or sub-lease agreements have been executed between mining cooperatives and private local or foreign companies, in order to convert such agreements into mining production contracts between the private parties to such agreements and the government. This affects our Pulacayo Joint Venture Agreement. We submitted the required application on December 22, 2016. On October 2, 2019, a new Mining Production Contract (replacing the Joint Venture Agreement) was executed between Apogee Minerals Bolivia S.A. (a subsidiary of the Company) and the state-owned Bolivian Mining Corporation (COMIBOL). The term is 15 years and subject to renewal for another 15 years (total 30 years). COMIBOL is entitled to receive 7% of the Gross Sales Value. No monthly fee payable to COMIBOL has been agreed to.

The current holdings that comprise the Pulacayo Project cover 3,560 ha of surface area and are listed in the table below. All titles, associated agreement and permits are in good standing.

PULACAYO PROJECT EXPLORATION HOLDINGS

c	Titleholder	Size (ha)	Patents Payment	Registration Number	Location
Pulacayo	COMIBOL	1,031	Payment is not required*	512-01015	Pulacayo
Porvenir	COMIBOL	1,199	Payment is not required*	512-01165	Pulacayo
Huanchaca	COMIBOL	470	Payment is not required*	512-03903	Pulacayo
Galería General	COMIBOL	76	Payment is not required*	512-01160	Pulacayo
Subtotal		2,776
Temeridad	COMIBOL	10	Payment is not required*	512-00992	Paca
Real del Monte	COMIBOL	24	Payment is not required*	512-00994	Paca
Apuradita	ASC Bolivia LDC	750	2017	512-03652	Paca
Subtotal		784
Grand Total		3,560

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

Exploration

The Company has completed various geological mapping and surface sampling programs over several areas of mineralization on the Pulacayo Project starting in 2015 and continuing over the years into 2021. Recent exploration activities completed by the Company include a geological mapping and chip sample program completed in February 2020 for the Paca area and a San Leon Tunnel geological mapping and chip sample program completed in February-March of 2020. The Company also carried out a 3,277.4 m core drilling program in late 2019 and early 2020. A 545-meter drilling program at the Paca deposit was completed in October, 2020. A 940-meter drilling program was commenced at the eastern side of the Pulacayo deposit in an area known as “Pero” in December 2020, and completed in January 2021.

Drilling

Apogee commissioned a topographic survey of the Pulacayo and Paca areas in 2006 to provide a topographic base map for use in establishing road access, geological mapping and surface sampling, and locating drill collars and geophysical lines. A surface mapping and sampling program was done during 2005 and initially utilized the ASC preliminary geological maps. The company completed detailed surface mapping that covered all the exploration licenses. The sampling consisted mostly of rock chip samples taken from outcrops and accessible underground mine workings for a total of 549 samples. During 2006 Apogee also commissioned a detailed, three-dimensional digital model of the historic underground mine workings. The model was subsequently modified by Apogee to conform to the current datum and adjusted to align with the +1% incline grade of the San Leon tunnel. An induced polarization (IP) geophysical survey was carried out by Apogee between November and December 2007. A total of 29-line km of IP surveying was completed on the Pulacayo Project including seven lines at Pulacayo oriented north-south perpendicular to the east-west strike of the TVS and five similarly oriented survey lines at Paca.

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

A total of 12 tailings piles were identified at the start of the mapping and sampling program and a total of 299 samples from the 12 tailings piles were obtained. Samples were obtained at random locations on the top surface of those piles from small holes excavated with an excavator and systematically at 2-meter spacings in the walls (slopes) of the piles from hand dug or excavated trenches, all at depths of 1.2 to 1.5 meters. The samples were then preserved, stored, secured, and transported following industry standard methods. The assay program was performed by ALS Minerals Ltda. of Lima, Perú and included standard Quality Assurance and Quality Control (QA/QC) samples to enforce the validity of the results. The results indicate silver grades up to 1200 g/t, gold grades up to 7 g/t and indium grades up to 154.5 g/t. On September 10, 2015, the Company reported results from preliminary metallurgical test work conducted on samples collected from various tailing piles at the Pulacayo Project showing up to 64.39% silver recovery.

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

Summary of Modern Era Drilling

The Company initiated a 7-hole surface diamond drill program at the Paca deposit in September of 2019 and completed the program in October of 2019. Seven holes were completed for a total of 860 m. The Company also initiated surface drilling at the Pulacayo deposit in December of 2019 and concluded in February of 2020. A total of 3,277.4 meters of drilling was completed in 18 drillholes. Results of the 2019-2020 were included in the current mineral resource estimation program and contribute to 91,873 m of drilling combined for both deposits, the balance of which was completed by ASC and Apogee during the 2002 to 2012 period. Through 2021, 1,972m of drilling was completed at Pulacayo testing numerous induced polarization anomalies identified on the property.

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

Security of Samples

Apogee staff was responsible for transport of core boxes by pick-up truck from drill sites to the company’s locked and secure core storage and logging facility located in the town of Pulacayo. The secured 6 mil plastic sample bags are grouped in batches of 6 to 10 samples and secured in a larger plastic mesh bag in preparation for shipment to the ALS Chemex preparation laboratory located in Oruro, Bolivia. All bagged samples remained in a locked storage facility until shipment to the laboratory. Samples are transported from the core storage area to the ALS Chemex facility by either Apogee personnel or a reputable commercial carrier. Sample shipment forms are used to list all samples in each shipment and laboratory personnel crosscheck samples received against this list and report any irregularities by fax or email to Apogee. Apogee did not encounter any substantial issues with respect to sample processing, delivery or security for the Pulacayo drilling programs. The transport and security of samples pertinent to the ASC drilling were confirmed by the then Apogee staff familiar with the ASC program to be generally similar to those employed by the following drilling programs. The security of Paca exploration samples followed the same procedures.

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

During 2003, Resource Development Inc. tested 120 kg of core sample from two drill holes. Preliminary metallurgical test work was performed to evaluate the silver and sulfide base metals recovery potential including in-place densities, feed characterization, mineralogy, leaching, gravity concentration, and bench-scale open circuit and locked cycle tests (LCT’s). Silver minerals were found not to be amenable to leaching by NaCN or gravity concentration. Grinding test data determined the time required to achieve a P80 of 150 # (104 μm) was 20 minutes. Bench scale open circuit flotation tests (OCT’s) were performed using the flotation reagent suite developed for the San Cristobal Project. The overall silver recovery in the lead rougher concentrates was 97.1%. The lead cleaner concentrate recovered 2.8% of the weight, 84.6% of lead, 3.1% of zinc and 46.9% of silver. The lead concentrate assayed 60.8% Pb, 4.22% Zn and 8,440 g/t Ag. The zinc cleaner concentrate recovered 7.8% of weight, 1.3% of lead, 84.7% of zinc and 38.8% Ag. The concentrate assayed 0.324% Pb, 41.2% Zn and 2,463 g/t Ag. Large scale two cycle locked cycle flotation tests were performed using the process flowsheet similar to that developed for San Cristobal deposit. The lead concentrate assaying 62.2% Pb, 4.46% Zn and 10,891 g/t Ag, recovered 3.1% weight, 88.8% of lead, 3.9% of zinc and 63.4% of silver. The zinc concentrate assayed 61.5% Zn, 0.9% Pb and 3,303 g/t Ag, recovered 5% weight, 87.6% of zinc, 2.1% of lead and 31.3% of silver. The tailings were very difficult to settle due to high proportions of clay in the ore, which will impact the process flow sheet and overall plant design. The lead and zinc third cleaner concentrates were analyzed for impurities and found that penalties may be incurred on the concentrates for several impurities.

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

During 2011, the laboratory facility of ED&ED, performed a series of flotation tests and contracted mineralogical analyses on a high grade and low-grade sample. The initial ED&ED flotation test work was not successful then after pre-conditioning the samples with activated carbon and subsequent differential flotation, was moderately successful. The minerals present included sphalerite, galena, pyrite and quartzite gangue with galena-sphalerite assemblages (intertwined specimens) present to some extent. Twelve (12) OCT’s were conducted on each of the samples to confirm the previous flotation results by UTO and to evaluate the effect of flotation response at finer grind sizes as seen in the flowcharts. The flotation tests carried out on the high-grade samples indicated that it is possible to obtain commercial lead and zinc concentrates with grades of lead and zinc of 42.1% and 43%, respectively. The concentration of silver in the lead and zinc concentrates were reported as 7,010 g/t and 198.2 g/t, respectively. The straightforward conventional selective lead-silver and zinc-silver flotation techniques after carbon pre-treatment are able to recover 85.7% of silver in the lead concentrate (with a mass pull of 3.1%) and 2.93% of silver in the zinc concentrate (with a mass pull of 3.75%). The lead and zinc recoveries are estimated as 80% and 77.8%, respectively. The flotation tests, carried out on the low-grade samples indicated that it is possible to obtain commercial lead and zinc concentrates with grades of lead and zinc of 41% and 43.1%, respectively. The concentration of silver in the lead and zinc concentrates were reported as 6,734 g/t and 207 g/t, respectively. The straightforward conventional selective lead-silver and zinc-silver flotation techniques after carbon pre-treatment are able to recover 74% of silver in the lead concentrate (with a mass pull of 1.95%) and 3.27% of silver in the zinc concentrate (with a mass pull of 2.8%). The lead and zinc recoveries are estimated as 77.6% and 71.9%, respectively. In overall, better flotation (open circuit tests) performances are obtained at a grind size of P80 of 74 μm. Locked cycle tests at this grind size will be necessary to confirm these results. A set of paste thickening tests were run on dry samples of the flotation test (tailings) to investigate the performance of the FLSmidth Deep Cone Paste thickening technology. Screening flocculent tests were carried out. Anionic flocculent (Floenger PHP 50 Plus) was selected to improve sedimentation performance based on settling rates and observed visual supernatant clarity. Experience has shown that it is difficult to scale paste flow characteristics from small-scale tests to full-scale pipeline conditions, pilot-scale pumping tests are usually necessary. The lab flotation concentrates (open circuit tests) were assayed to determine the deleterious elements in the concentrate and for use in the NSR calculations and included mineralogical analyses. The results showed that the lead concentrate assayed 47.2% Pb and 6,273 g/t Ag with 1.3% Cu, 1.45% As and 1.23% Sb. The zinc concentrate assayed 53.8% Zn with negligible copper, arsenic or antimony. The lead, silver and zinc concentrate grades are in agreement with the LCT carried out before. Concentrations of deleterious elements appear below typical smelter penalty thresholds, with arsenic appearing as the principal penalty element.

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

Mineral Resource Estimates and Reserves

The current Pulacayo Project mineral resource estimates for the Pulacayo and Paca deposits has been extracted or summarized from the 2022 Pulacayo Technical Report.

The definition of mineral resources and associated mineral resource categories used in this TRS are based on the Canadian National Instrument 43-101 (NI 43-101) standards and defined in the CIM Definition Standards for Mineral Resources and Mineral Reserves (adopted May 2014). Mineral Resources are classified based on the density of the drill hole data, the continuity of the mineralized zones, and determining reasonable prospects for economic extraction. The mineral resource classification used in this TRS complies with the mineral resource definitions and disclosure standards used by the SEC in Regulation S-K 1300. All assumptions, metal threshold parameters, and deposit modeling methodologies associated with the Pulacayo and Paca deposits mineral resource estimates are presented in Section 11 of this TRS.

The mineral resource estimate for the Pulacayo Project consists of separate contributing mineral resource estimates for the Pulacayo and Paca deposits and was prepared and reviewed by report authors and Qualified Persons M. Harrington, P.Geo. and M. Cullen, M.Sc. P.Geo., both of Mercator. Mr. Harrington is responsible for the Pulacayo Project mineral resource estimates both with an effective date of October 13, 2020. Geovia Surpac ® Version 2020 was used to create the Pulacayo Project block models and associated geological and grade solids, and to interpolate silver-zinc-lead grades. A tabulation of the mineral resources for the Pulacayo Project is presented below in Table 1.2.

Report author M. Harrington concludes that the mineral resource estimates disclosed in this TRS for the Pulacayo Project (Pulacayo and Paca deposits) have reasonable prospects for economic extraction based on the following technical and economic factors:

Pit Constrained mineral resources were defined for each deposit within optimized pit shells developed using Geovia Whittle software utilizing the Pseudoflow algorithm;

•	Sulphide zone pit optimization parameters included mining at US$2.00 per tonne, combined processing and general and administration (G&A) costs at US$12.50 per tonne processed, and haulage costs at US$0.50 per tonne processed for Pulacayo and US$2.00 per tonne for Paca;

•	Oxide zone pit optimization parameters included mining at US$2.00 per tonne, combined processing and G&A at US$23.50 per tonne processed, and haulage at US$0.50 per tonne processed for Pulacayo and US$2.00 per tonne for Paca;

•	Metal prices used for the sulphide zone mineral resources are US$17/oz Ag, US$0.95/lb Pb, and US$1.16/lb Zn. Silver price reflects consideration of the World Bank Commodity 3 year trailing average Ag price of US$16.45/Troy oz. ending in July of 2020, World Bank Commodity 10 year (2020 to 2029) forecast Ag price of US$17.38/Troy oz., and average Ag pricing of US$17/Troy oz calculated from Pan American Silver Ltd., First Majestic Silver Corp, Couer Mining Inc., and Fortuna Silver Mines Inc. reporting of mineral resources and mineral reserves during the 2019 period. Lead and zinc prices reflect World Bank Commodity 3 year trailing averages ending in July of 2020. Silver price used for oxide zone mineral resources is US$17/oz AG based on the same factors discussed above;

•	Metal recoveries of 89.2% Ag, 91.9% Pb, and 82.9% Zn for sulphide zone mineral resources and 80% Ag recovery for the oxide zone mineral resources were used and reflect historical metallurgical results for high grade test sampling disclosed previously by Apogee Silver Ltd. in the 2013 Feasibility Study by TWP (Porter et al. 2013);

•	Pit Constrained sulphide mineral resources are reported at a cut-off grade value of 30 g/t silver equivalent (AgEq – refer to metal equivalent calculation in Section 11.1.2) within optimized pit shells;

•	Pit Constrained oxide mineral resources are reported at a cut-off grade value of 50 g/t silver (Ag) within optimized pits shells;

•	Pit Constrained cut-off grades are based on total operating costs and reflect reasonable prospects for economic extraction using conventional open-pit mining methods; and

•	Out of Pit mineral resources are reported external to the optimized pit shells at a cut-off grade of 100 g/t AgEg. Out of Pit mineral resources are considered to have reasonable prospects for economic extraction using conventional underground mining methods such as long-hole stoping techniques based on a mining cost of US$35 per tonne and processing and G&A cost of $20.00 per tonne processed.

Mineral Resource Category Parameters

Definitions of mineral resources and associated mineral resource categories used in this report are those recognized under S-K 1300 as well as those recognized under NI 43-101 and set out in the CIM Standards, 2014. Only Inferred and Indicated categories have been assigned to the Pulacayo deposit. The mineral resources determined under S-K 1300 and NI 43-101 are the same.

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

Pulacayo Deposit

Mineral Resource Estimate

Block grade, block density and block volume parameters for the Pulacayo deposit were estimated using methods described in preceding sections of this report. Subsequent application of mineral resource category parameters resulted in the Pulacayo deposit mineral resource estimate presented below in table below. Results are presented in accordance with NI-43-101 and the CIM, as well as in accordance of S-K 1300. Mineral resources are calculated in situ.

PULACAYO DEPOSIT MINERAL RESOURCE ESTIMATE – EFFECTIVE DATE: DECEMBER 31, 2021**

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

**Notes:

Mineral resources were prepared in accordance with NI 43-101, the CIM Definition Standards (2014) CIM MRMR Best Practice Guidelines (2019) and S-K 1300.

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

Bulk density was interpolated using Inverse Distance methods.

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

*Mineral resource Estimate cut-off grade highlighted

Previous Mineral Resource Estimate

The current mineral resource estimate is the 8th mineral resource estimate prepared for the Pulacayo deposit under National Instrument 43-101 and in accordance with CIM Standards applicable at the respective effective dates. The first 4 estimates pre-date the Company’s acquisition of the Pulacayo Project and are noted in report section 6. The fifth and sixth estimates were prepared on behalf of Prophecy, the Company’s precursor, and are noted in report section 9. The two most recent previous mineral resource estimate for the Pulacayo deposit were prepared by Mercator and is described in a NI 43-101 technical report prepared for Silver Elephant Mining Corp. that is titled “ Mineral Resource Estimate Technical Report for the Pulacayo Project, Potosí Department, Antonnio Quijarro Province, Bolivia, Effective Date: October 13, 2020” and a S-K 1300 Tehcnical Report Summary for the Pulacayo Project, Potosi Department, Antonnio Quijarro Province, Bolivia, Effective Date: April 29, 2022. These reports are referenced herein as the 2020 Pulacayo Technical Report and the 2022 Pulacayo Technical Report, respectively and are filed on SEDAR. Results of the mineral resource estimate supported by the 2022 technical report are briefly discussed below relative to results of the current mineral resource estimate.

The 2022 Pulacayo Technical Report mineral resource estimation program applied methodologies specifically aimed at defining high grade silver mineralization and minimizing potential dilution of metal grade by adjacent lower grade tonnes. For these reasons, results of the resulting mineral resource estimates differ substantially from current 2020 results by having higher metal grades, thinner mineralized zone solids and significantly lower tonnages defined at higher cut-off values. In contract, the emphasis of the current mineral resource estimation program was definition of mineral resources having potential for economic extraction in the foreseeable future using primarily open pit mining methods. However, the sensitivity analysis of the current mineral resource estimate shows comparable mineral resources defined at the 400 g/t Ag Eq. cut-off value to those defined at that same cut-off value in the 2022 mineral resource estimates. The slight decrease in average grades and tonnes at that cut-off value is associated with several factors, including but not necessarily restricted to, a difference in interpolation methods, grade domain cut-off values, and evolution of the underground workings model. The value (pricing) of silver is comparable between the current mineral resource and the 2022 assessments. The 2022 mineral resource estimate for the Pulacayo deposit has been superseded by the current mineral resource estimate for the deposit.

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

The Paca deposit resource is reported in the Mineral Resource Estimate Technical Report for the Pulacayo Project that describes mineral resources estimated following the CIM Standards, 2014 and S-K 1300. The Mineral Resource Estimate has an effective date of December 31, 2021.

The Mineral Resource Estimate was prepared by Mercator under the supervision of Matthew Harrington, P. Geo., who is an independent Qualified Person as defined under NI 43-101 and S-K 1300. A contained metal summary based on the Mineral Resource Estimate for the Paca deposit is reported below:

PACA DEPOSIT PIT-CONSTRAINED MINERAL RESOURCE ESTIMATE

EFFECTIVE DATE DECEMBER 31, 2021**

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

During the year ended December 31, 2019, the Company assessed whether there was any indication that the previously recognized impairment loss in connection with the Pulacayo Project may no longer exist or may have decreased. The Company noted the following indications that the impairment may no longer exist:

•	The Company signed a mining production contract granting the Company the 100% exclusive right to develop and mine at the Pulacayo Project;
•	The Company renewed its exploration focus to develop the Pulacayo Project in 2020;
•	The Company re-initiated active exploration and drilling program on the property;
•	Completed a positive final settlement of Bolivian tax dispute.

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

56

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

Through 2021 the Company conducted additional drilling over different areas of the property to test several induced polarization targets that were identified through a geophysical program. A total of 1,972m were drilled with no significant results found through these efforts.

During the year ended December 31, 2021, the Company:

•	reported drilling at the Pulacayo Projects continued past 1,972m of its 2,000 m drill program and Triunfo Project grab samples assayed up to 294 g/t silver.

•	started a 2,000-meter drilling program at Pulacayo Project The goal is to expand Pulacayo’s silver resource base, which currently stands at 106.7 million oz of indicated silver and 13.1 million oz of inferred silver according to an independent technical report by Mercator Geological Partners, effective October 13, 2020, and available on sedar.com. (Details provided in Company’s news release dated October 13, 2020).

•	identified of a large linear anomaly measuring over 1,400 meters in length, up to 250 meters wide, starting at a depth of approximately 250 meters from surface at its Pulacayo silver project in Potosi department, Bolivia.

GIBELLINI PROJECT, NEVADA, U.S.A.

The Company previously held an interest in the Gibellini Project which is no longer held by the Company as a result of the Arrangement. The Company held its 100% interest in the Gibellini Project by way of a lease agreement and staked claims. Claims are in the name of the Company’s indirect, wholly-owned Nevada subsidiaries, VC Exploration (US), Inc. (“VC Exploration”) and Nevada Vanadium, LLC (“Nevada Vanadium”).

Project Location

The Gibellini Project consists of a total of 587 unpatented lode mining claims that includes: the Gibellini group of 40 claims, the VC Exploration group of 105 claims, the Bisoni group of 201 claims and the Company group of 241 claims. The Gibellini Project is located in Eureka County, Nevada, as well as 28 of the Bisoni group of claims, with the remaining 173 claims extending southwest into Nye County, Nevada. They are located approximately 25 miles south of the town of Eureka and are easily accessed from US Highway 50 to a paved road that becomes a graded, gravel road.

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

On April 19, 2018, the Gibellini MLA was amended to grant the Company the option, at any time during the term of the Gibellini MLA, which ends on June 22, 2027, to require the Gibellini Lessor to transfer its title over all of the leased mining claims (excluding four claims which will be retained by the Gibellini Lessor and which contain minimal resource) to the Company in exchange for USD$1,000,000, which will be deemed an Advance Royalty Payment.

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

On February 15, 2018, the Company indirectly acquired an additional 105 unpatented lode mining claims located adjacent to its existing Gibellini Project in Nevada, USA through the indirect acquisition of VC Exploration, by paying a total of $335,661 in cash and issuing the equivalent of 50,000 common share purchase warrants to arm’s-length, private parties.

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

The Louie Hill and Bisoni-McKay deposits are located in the same formation and lithologic units as the Gibellini deposit. The general geology in this area is thought to be similar to the Gibellini deposit area, with some increase in structural complexity near Bisoni-McKay due to thrusting in the area.

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

Bisoni-McKay

The overall geologic interpretation is largely based on the Hose, 1983 interpretation of the Bisoni McKay area. The Woodruff and underlying Devils Gate Limestone contact relationship on the project is mapped as a fault, perhaps part of which may be a slide block plane. In any case, at first glance both formations appear to be folded in sequence. Prior to Tertiary faulting the Devils Gate Limestone, the overlying Woodruff Formation and perhaps the Mississippian strata above, tentatively identified as the basal unit of the Webb Fm, appear to have been folded as a unit as exemplified by the north-trending fold and an accompanying fault that extends along the west side of the drill grid in Area A North. The fold may be due to drag along the north-southwest fault trend.

In the project area the late Devonian Gibellini facies and the greater Woodruff Formation are typically preserved and exposed in down-dropped fault blocks. In the vicinity of the historic Bisoni-Mckay deposit the Woodruff Formation is juxtaposed with the older, massive outcrops of Devonian Devils Gate Limestone. The north to northwest concealed fault has juxtaposed the Devils Gate limestone against the Mississippian Webb Fm that has resulted placing the Woodruff rocks in fault contact with the younger Webb Fm, which is younger than the Woodruff Formation.

Activities and Developments

2018

On February 15, 2018, the Company indirectly acquired an additional 105 unpatented lode mining claims located adjacent to its existing Gibellini claims through the indirect acquisition of VC Exploration by paying a total of $335,661 in cash and issuing the equivalent of 50,000 common share purchase warrants to arm’s-length, private parties.

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

On May 9, 2018, the Company submitted its Management’s POO to the BLM and the Reclamation Permit Application to the BMRR.

On May 29, 2018, the Company received results of the 2018 Gibellini PEA for the Gibellini Project. The 2018 Gibellini PEA was prepared by Amec Foster Wheeler E&C Services Inc, part of the Wood Group. This PEA has since been updated.

Metallurgical work based on Acid Heap Leach Testing of a Gibellini Bulk Sample, McClelland, September 4, 2013

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

In August of 2018, the Company received metallurgical results from its technology partner, Northwest Non-Ferrous Metals Mining and Geology Group Co., Ltd, (“NWME”) from samples collected during a site visit in March of 2018. Tests were performed at its laboratory testing facilities located in Xi’an, China. NWME utilized a SX processing method to recover vanadium from sulfuric acid PLS generated by bottle roll and column test acid leaching on Gibellini Project samples. The solution was reduced and then precipitated using ammonia to make AMV. The AMV was calcined and heated then cooled and pulverized. A vanadium pentoxide with 98.56 % purity content was produced. The assay for this work is shown below:

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

For the purpose of metallurgical testing, the samples were mixed to produce a composite material with the average grade of 0.30% V2O5 which is representative of Gibellini Project resource grade. The composite material was ground to -75 μm feed. The Company believes the test conditions can easily be replicated in a commercial heap leach setting with low technical and implementation risk.

Vanadium Mineralogy in Achieves Recovery at Room Temperature and Atmospheric Pressure

NWME performed detailed mineralogical analysis which included microscope identification using a Carl Zeiss Axioskop, XRD analysis on Bruker D8-A25 XRD, multi-element analysis, electron probe X-ray microanalysis on JEOL JXA 8230, scanning electron microscopy/energy dispersive X-ray spectroscopy analysis on Mineral Liberation Analizer 650 and V element phase analysis. This mineralogical analysis confirmed that the Gibellini Project resource has a high percentage of independent vanadium minerals (“IVM”) such as kazakhstanite, shubnelite, sherwoodite, bokite, which can be leached easily at room temperature and atmospheric pressure within a short time frame.

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

Low Carbonate Content Results in Low Acid Consumption.

NWME detailed mineralogical analysis which included microscope identification using a Carl Zeiss Axioskop, XRD analysis on Bruker D8-A25 XRD, multi-element analysis, electron probe X-ray microanalysis on JEOL JXA 8230, scanning electron microscopy/energy dispersive X-ray spectroscopy analysis on Mineral Liberation Analyzer 650 and V element phase analysis, confirmed the extremely low carbonaceous content of the Gibellini Project’s oxide and transition samples. This explains the low acid consumption (less than 50 kg per tonne) compared to other average black shale deposits of 200 kg to 300 kg per tonne based on extensive NWME data compilation. Given acid cost accounts for approximately 50% of the Project’s operating expenses, the Gibellini Project’s low carbon content is a key competitive differentiator which places it in the top tier of black shale deposits in terms of processing cost based on NWME’s findings.

The following table is a generalized comparison of the Gibellini Project’s deposit to a composite of typical black shale vanadium deposits:

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

In addition, the Gibellini MPO includes the following management plans and engineering studies:

•	quality assurance plan;
•	storm water management plan;
•	adaptive waste rock management plan;
•	monitoring plan;
•	noxious weed management plan;
•	spill contingency plan;
•	feasibility study level pit slope design;
•	heap leach and waste rock dump facility stability report;
•	closure plan;
•	water management plan;
•	interim closure plan;
•	transportation plan;
•	radiation protection plan;
•	climate data and surface water hydrology;
•	seismic hazard analyses; and
•	engineering design criteria.

In August 2018, NewFields completed the Gibellini Project heap leach pad and waste dump designs as part of an overall basic engineering design led by M3 Engineering and Technology Corp

On October 31, 2019, the water pollution control permit and air permit applications were submitted to the Nevada Division of Environmental Protection (“NDEP”) incorporating the Newfields and M3 Engineering design packages. The draft air permit was posted for public comment on July 13, 2020.

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

2020

Bisoni-McKay Claims Acquisition

On August 24, 2020 the Company announced that its wholly owned subsidiary Nevada Vanadium had entered into the Bisoni APA with CellCube to acquire the Bisoni Vanadium Project (Bisoni Project) situated immediately southwest to Nevada Vanadium’s Gibellini Project. Subject to the terms and conditions in the Bisoni APA, Nevada Vanadium would acquire the Bisoni Project by the Company issuing 0.4 million Common Shares and paying $200,000 cash to CellCube at closing. Additionally, the Company would make a one-time payment to CellCube of $500,000 in Common Shares, upon the price of European vanadium pentoxide price exceeding US$12 a pound for 30 consecutive business days, occurring on or before December 31, 2023, subject to TSX approval. The 4 million Common Shares would be subject to a statutory four month and one day hold period expiring on January 19, 2021.

On September 18, 2020 the Company’s subsidiary, Nevada Vanadium announced that it had completed the acquisition of the Bisoni Project from CellCube. Under the terms of the Bisoni APA, the Company issued 4 million Common Shares (“Compensation Shares”) and paid $200,000 cash to CellCube. The Compensation Shares were subject to a Canadian statutory four month and one day hold period which expired on January 19, 2021.

The host rocks carrying vanadium mineralization at both the Gibellini Project and Bisoni Project belong to the same Gibellini facies of the Woodruff Shale Formation.

There exist several highly prospective exploration targets in between and around the Gibellini and Bisoni McKay deposits (the two are 14 kilometers apart) along the northeast – southwest corridor such as the Big Sky prospect, the Middle Earth prospect and the Northeast prospect (from Gibellini Project) and BMK and BR zones (from the Bisoni Project) all with outcropping surface vanadium mineralization that could potentially ultimately lead to additional vanadium mineral discoveries.

67

2021

On August 30, 2021 Silver Elephant announced the results of a preliminary economic assessment for its Gibellini vanadium project that demonstrates an after-tax internal rate of return (“IRR”) of 25.4%, and after-tax cumulative cash flow of $260.8 million, assuming an average vanadium pentoxide (V2O5) price of $10.00 per pound.

The Gibellini project is designed to be an open pit, heap leach operation in Nevada’s Battle Mountain region (25 km south of Eureka) with initial capital cost of $147 million, average annual production is 10.2 million pounds of V2O5 , at an all-in sustaining cost of $6.04 per pound with strip ratio of 0.18 to 1 (waste rock:leach material).

As of February 28, 2022, the European price of vanadium pentoxide (98%) was $11.00 per pound according to www.asianmetal.com.

The 2021 PEA was prepared by Wood Group USA, Inc (Wood) and Mine Technical Services Ltd. (MTS).

Capital and operating costs for the 2021 PEA are based on supplying 3 Mt of crushed and agglomerated leach material annually from two open pits at Gibellini and Louie Hill. Initial mine development will be focused on Gibellini, with Louie Hill following nine years later.

Mining at the Gibellini and Louie Hill deposits is planned to be a conventional open pit mine using a truck and loader fleet consisting of 100-ton trucks and front-end loaders. A power line would be constructed from an existing transmission line and water will be leased from a private ranch. Both water and power sources are within five miles of the planned mining operations.

The average annual mine production during the 11.1 year mine life will be 3.56 million tons of leach material (3 Mst) and waste (0.56 Mst) at a strip ratio of 0.18 (w:l).

Period	Total	Rock Waste	Oxide Leach	Transition Leach	Reduced Leach	Leach Total	V2O5	Contained V2O5	Produced V2O5
	(kt)	(kt)	(kt)	(kt)	(kt)	(kt)	(% V2O5)	(mbls)	(mbls)
YR1	3,002	2	2,573	424	2	3,000	0.298	17,877	10,915
YR2	3,072	72	2,025	974	1	3,000	0.320	19,221	12,297
YR3	3,117	117	766	2,185	50	3,000	0.401	24,059	16,293
YR4	3,096	96	2,423	577	0	3,000	0.227	13,602	8,638
YR5	3,081	81	1,096	1,862	42	3,000	0.281	16,881	11,252
YR6	3,011	11	395	2,158	447	3,000	0.292	17,519	11,824
YR7	5,943	2,943	641	1,817	542	3,000	0.224	13,447	8,926
YR8	4,232	1,232	308	960	1,732	3,000	0.178	10,657	6,409
YR9	3,203	203	591	44	2,365	3,000	0.187	11,214	6,121
YR10	3,067	67	3,000	0	0	3,000	0.364	21,857	12,999
YR11	4,191	1,191	3,000	0	0	3,000	0.218	13,057	7,922
YR12	518	121	397	0	0	397	0.177	1,405	870
YR13									101
Total	39,533	6,136	17,215	11,001	5,181	33,397	0.271	180,796	114,567

Mining will be completed using contract mining, with Silver Elephant’s mining staff overseeing the contracted mining operation and performing the mine engineering and survey work.

The processing method envisioned will be to feed leach material from the mine via loader to a hopper that will feed a crushing plant. The leach material will be fed to the agglomerator where sulfuric acid, flocculent and water will be added to achieve adequate agglomeration. The agglomerated leach material will be transported to a stacker on the leach pad, which will stack the material to a height of 15 feet. Once the material is stacked, solution will be added to the leach heap at a rate of 0.0025 gallons per minute per square foot. The solution will be collected in a pond and this pregnant leach solution (“PLS”) will be sent to the process building for metal recovery. In the process building, the PLS will go through solvent extraction (“SX”) and stripping processes to produce vanadium pentoxide.

Capital and Operating Costs

During the capital period, an initial leach pad having a capacity of 16.7 Mst will be constructed, and will be followed by one expansion of approximately 16.7 Mst.The total initial capital cost is estimated at approximately $147 million.

PROJECT CAPITAL COST ESTIMATE

Cost Description	Total ($000s)
Open Pit Mine
Mobile equipment	122
On Site Infrastructure
Site preparation	2,740
Roads	1,577
Water supply	2,263
Sanitary system	69
On-site electrical	2,325
Communications	187
Contact water ponds	186
Non-process facilities - buildings	8,594
Process Facilities
Material handling	21,730
Heap leach system	22,033
Process plant	24,167
Off-Site Infrastructure
Water system	5,095
Electrical supply system	3,657
First fills	975
Total Direct Cost	95,720
Construction indirect costs	5,355
Sales Tax/OH&P	5,333
EPCM	11,178
Contingency	29,396
Total Project Cost	146,982

Note: OH&P = overhead and profit, EPCM = engineering, procurement and construction management

Sustaining capital is estimated at $25.2 million.

SUSTAINING CAPITAL COSTS

Description	Total ($000s)
Leach pad expansions	23,069
Haul road to Louie Hill	814
Storm water controls Louie Hill pit/waste rock facility/roads	386
Equipment annual allowance	971
Total Sustaining Capital	25,240

Operating costs are estimated to average $16.12 per ton leached, or $4.7/lb V2O5 recovered

Total Cash Operating Cost	$ per Ton Leached	$ per lb of V2O5 Recovered
G&A	0.97	0.28
Mining Cost	3.36	0.98
Total Processing Cost	11.79	3.44
Total	16.12	4.7

The cash operating costs in the first half of the Gibellini project covering years 1–7 is $4.20 per lb of V2O5 produced and for years 8–12 is $5.87 per lb of V2O5 produced, resulting in a weighted average cash cost of $4.70 per lb of V2O5 produced and all-in sustaining cost of$6.04/lb. The cash operating cost is lower in the first half of the Gibellini project due to processing of higher-grade material.

Vanadium Recoveries and Metallurgical Testing

Approximately 114.6 million pounds of V2O5 is expected to be produced from the Gibellini and Louie Hill leaching operations at an average recovery of 63.4% (oxide: 60%, transition: 70% and reduced: 52%). The heap leaching will be performed at ambient temperature and atmospheric pressure without pre-roasting or other beneficiation process. The PLS will be continuously collected with leach material undergoing, on average, a 150-day heap-leaching cycle.

The direct heap leach vanadium recovery estimates used in the 2021 PEA were based on extensive metallurgical test work performed by SGS Lakefield Research Laboratories, Dawson Minerals Laboratories, and McClelland Laboratories. Samples were selected from a range of depths within the Gibellini deposit, and are considered to be representative of the various types and styles of mineralization within that deposit. Samples were obtained to ensure that tests were performed on sufficient sample mass. The end results demonstrated low acid consumption (less than 100 lb acid consumption per ton leached) and high recovery through direct leaching.

Solvent extraction processing was conducted to recover vanadium from sulfuric acid PLS generated during pilot column testing on bulk leach samples from the Gibellini project. Laboratory-scale testing was conducted on select solutions generated during the pilot SX processing, to optimize the SX processing conditions. Additional laboratory scale testing was successfully conducted on the loaded strip solution to purify, precipitate and extract final marketable vanadium-bearing products.

Sensitivity Analysis

The tables below show the sensitivity analysis to the vanadium pentoxide price, grade, and to the PEA capital cost and operating costs. A sensitivity analysis to vanadium price indicates strong project economics even in very challenging conditions, and that the Gibellini project is well positioned to benefit from the current rising vanadium price environment. A 30% increase in the vanadium price to $13/lb V2O5 relative to the base case translates to a 42% IRR and

$295.4 million after-tax net present value at a 7% discount rate. Sensitivity tables are shown below:

V2O5 Price Change	V2O5 Price	After-tax IRR	After-tax NPV	After-tax Cashflow
(%)	(US$/lb)	(%)	(US$ M @ 7%)	(US$ M)
45	14.5	49%	377	671.5
30	13	42%	295.4	536.8
15	11.5	34%	212.3	399.7
Base Case	10	25%	127.9	260.8
-15	8.5	14%	42.1	122.3
-30	7	0%	-55.8	-38.9
-45	5.5	0	-155.1	-202

Sensitivity to changes in the grade of V2O5 is shown below:

Grade Change	After-tax IRR	After-tax NPV	After-tax Cashflow
(%)	(%)	(US$ M @ 7%)	(US$ M)
45	48%	363.8	649.7
30	41%	286.6	522.2
15	34%	207.7	392.2
Base Case	25%	127.9	260.8
-15	15%	46.9	130
-30	0%	-45.2	-21.4
-45	0	-139	-175.5

Sensitivity changes in capital costs are tabulated below:

CAPX Change	After-tax IRR	After-tax NPV	After-tax Cashflow
(%)	(%)	(US$ M @ 7%)	(US$ M)
45	14%	69.2	197.5
30	17%	89.2	218.6
15	21%	108.6	239.7
Base Case	25%	127.9	260.8
-15	31%	146.9	281.9
-30	38%	165.8	303
-45	0	184.7	324.1

Sensitivity to changes in Operating Costs are tabulated below:

Change	After-tax IRR	After-tax NPV	After-tax Cashflow
(%)	(%)	(US$ M @ 7%)	(US$ M)
45	8%	3.6	50.6
30	15%	49.2	128.5
15	21%	89.2	195.3
Base Case	25%	127.9	260.8
-15	29%	166.4	326.7
-30	33%	203.7	390.7
-45	0	239.9	452.6

Vanadium as a Critical Metal

Vanadium was designated a critical material by the U.S. government in 2018 due to its importance to the defense and energy storage sectors and there being no domestic production with all supply through imports, mostly from Russia, China, and South Africa.

Vanadium alloy steel is 30% lighter than non-alloyed steel, with double the tensile strength. It is used extensively in the aerospace and defense sectors, as well as in skyscraper construction. A structural vanadium deficit is expected to occur by 2025 with the rising popularity of the vanadium redox flow battery which is a mature technology featuring up to an eight-hour duration discharge and is scalable to hundreds of megawatt hours. Battery life is projected to be a minimum of 20 years with no expected degradation of the vanadium or the charge density.

Expansion Potential

Opportunity exists to upgrade the Gibellini, Louie Hill and Bisoni Mckay Inferred Mineral Resources to higher confidence categories through drilling, and to incorporate Bisoni McKay Mineral Resources in future economic studies.

The acquisition of the Bisoni McKay deposit in September of 2020 significantly expanded the Company’s land position from approximately 7 km of Woodruff Formation strike to 21 km . The Woodruff Formation is the host of the vanadium mineralization in the three deposits. Numerous vanadium-bearing surface rocks were identified by the Company in its 2019 reconnssance program of surface exposures of the Woodruff Formation. These may warrant drill programs upon further investigation (see Company’s press release dated May 26, 2019).

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

The Gibellini project conforms to the current U.S. administrations green energy initiatives and the EIS Record Of Decision (“ROD”) is expected in early 2022. Operating permits from the State of Nevada are on track to be received on the same timeline as the ROD. The renewable energy alternative in the EIS includes 6 MW of solar panels and a 10 MW vanadium flow battery to provide 100% of the Gibellini project’s electrical power demand. If selected by the BLM, the Gibellini project would be the first mine in the US completely powered by renewable energy. The Gibellini project would also be the first primary vanadium mine in the U.S.

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

•

To continue with the permitting process in order to obtain necessary permits and authorizations prior to conducting Project-related activities to ensure compliance with all applicable regulatory requirements. Anticipated permits are presented in the following Table:

REQUIRED PERMITS AND REGULATORY AUTHORIZATIONS FOR GIBELLINI PROJECT

Permits and Authorizations	Regulatory Agency
Plan of Operations/Record of Decision	Bureau of Land Management
Explosives Permit	U.S. Department of the Treasury, Bureau of Alcohol, Tobacco, and Firearms
Surface Disturbance Permit and Class II Air Quality Operating Permit	Nevada Department of Conservation and Natural Resources, Division of Environmental Protection, Bureau of Air Quality
Water Pollution Control Permit	Nevada Department of Conservation and Natural Resources, Division of Environmental Protection, Bureau of Mining Regulation and Reclamation
Mining Reclamation Permit	Nevada Department of Conservation and Natural Resources, Division of Environmental Protection, Bureau of Mining Regulation and Reclamation
Industrial Artificial Pond Permit	Nevada Department of Conservation and Natural Resources, Nevada Department of Wildlife (NDOW)
Class III Waiver Landfill Permit	Nevada Department of Conservation and Natural Resources, Division of Environmental Protection, Bureau of Solid Waste
General Discharge Permit (Stormwater)	Nevada Department of Conservation and Natural Resources, Division of Environmental Protection, Bureau of Water Pollution Control
Hazardous Materials Storage Permit	State of Nevada, Fire Marshall Division
Hazardous Waste Identification Number	United States Environmental Protection Agency
Septic Treatment Permit Sewage Disposal System Permit	Nevada Department of Conservation and Natural Resources, Division of Environmental Protection, Bureau of Water Pollution Control
Potable Water System Permit	Nevada Department of Conservation and Natural Resources, Division of Environmental Protection, Bureau of Safe Drinking Water
Radioactive Materials License	Nevada Department of Health and Human Services, Nevada State Health Division, Radiological Health Section
Dam Safety Permit	State of Nevada Division of Water Resources
Local Permits
County Road Use and Maintenance Permit/Agreement	Eureka County Building Planning Department

•	To continue to seek potential offtake or strategic investment partners.
•	To further explore the Gibellini Project and evaluate prospects from the Bisoni Project.

NON-MATERIAL PROPERTIES

Sunawayo Project, Bolivia

Project Location

Located in central Bolivia, the Company’s Sunawayo Project is contiguous with the Malku Khota project (“MK”). The Malku Khota deposit with a 350million-oz historic silver resource sits 200 meters south of the Sunawayo-MK border (“MK Border”). The Sunawayo Project features a 17km property extent which covers 59.5 square km of prospective area and includes an active 100 ton-per-day open-pit mining operation located 10km north of the MK Border.

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

Project Geology

In the Sunawayo Project area, the Paleozoic rocks are unconformably overlain by the Jurassic Ravelo Formation, which consist of white, yellow and red, medium to coarse-grained sandstones that exhibit distinct Aeolian crossbedding structures and are locally intercalated with siltstones and conglomerate lenses. The Ravelo Formation is unconformably overlain by the middle Cretaceous Aroifilla and Chaunaca Formations which consist of sandstones, siltstones, mudstones, marls, and evaporates with a distinctly reddish color due to abundant iron oxides. The Aroifilla Formation unconformably overlies the Ravelo Formation, and consists of intercalated “red bed” siltstones, mudstones, and sandstones. Fractures are coated with iron oxides, and small rounded iron oxide and siderite nodules are common in the stratigraphic section immediately above the contact with the Ravelo Formation. The El Molino Formation unconformably overlies the Aroifilla Formation and is interpreted to be the core of a synclinal fold sequence on the property and is characterized by white beds of calcareous siltstones and limestones.

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

The deposit model that has been invoked for Malku Khota is known as a sedimentary exhalative (“Sedex”) style deposit. Sedex-style silver-lead-zinc deposits account for 50% of the world’s lead and zinc reserves and 30% of the world’s silver resources (2019 USGS Data). Large, regional scale Sedex systems can span hundreds of kilometers, forming large tonnage deposits. Examples are Glencore’s Mount Isa mine and Teck’s Red Dog mine.

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

77

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

During the year ended December 31, 2021, the Company incurred total costs of $765,729 (2020 - $116,152; 2019 -$Nil) for the geological and consulting services for the Sunawayo Project.

The Company currently has no 2022 plans with respect to the Sunawayo Project. During the year ended December 31, 2021, the Company has suspended the Sunawayo property installment payments pending verification of the status of Sunawayo title and environmental permit (held by the Sunawayo Vendor) with authorities. The Company has notified the Sunawayo Vendor of their breach of certain disclosure representations in the Sunawayo SPA. To date, the Company has made one payment totaling US$300,000 and has no further contractual obligations unless it wishes to pursue the SPA further to acquire Sunawayo. The Company has determined there was an indicator of potential impairment of the carrying value of the Sunawayo property due to the option agreement is not in a good standing. As result, in accordance with IFRS 6, Exploration for and Evaluation of Mineral Resources and IAS 36, Impairment of Assets, at December 31, 2021, the Company assessed the recoverable amount of the Sunawayo property exploration costs and determined that its value in use is $nil. As of December 31, 2021, the recoverable amount of $nil resulted in an impairment charge of $1,278,817 against the value of the deferred exploration costs, which was reflected on the consolidated statement of operations.

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

The Company completed mapping and an IP survey in 2021. Geological mapping confirmed the theory that the Triunfo system extends eastward, for at least another 2.2 km. Sampling highlights from this mapping program are shown below:

El Triunfo East Sampling Results
Sample No.	Type	Width (m)	Au (g/t)	Ag (g/t)	Zn %	Pb %	AuEq*
							(g/t)
3495	CHIP	0.6	4.3	173	0.07	2.5	6.8
3494	CHIP	1	2.4	34.4	0.12	0.55	3
3477	CHIP	1.1	2.3	44.9	5.88	6.57	6.9
6558	CHIP	2.4	1.9	1.1	0	0	1.9
6572	CHIP	1.9	1.4	0.6	0	0	1.4
3488	CHIP	1	0.9	8	0	0	1
3500	CHIP	2.2	0.9	187	4.48	5.4	6
6503	CHIP	1	0.7	15.4	0.32	1	1.3
3499	CHIP	2.6	0.7	38	0.06	1.03	1.4
6582	CHIP	0.3	0.7	294	2.09	6.11	6.3
6551	CHIP	5	0.6	0.9	0	0.01	0.7
3487	CHIP	3.9	0.6	0.7	0	0	0.6
6566	CHIP	4.7	0.5	0.5	0	0	0.5
6573	CHIP	1.1	0.5	0.5	0	0	0.5
3475	CHIP	3	0.5	124	0.9	4.74	3.5
6517	CHIP	1.1	0.3	24	3.08	0.76	1.9

*AuEq: Gold equivalent calculation uses a gold price of $1,795, a zinc price of $0.93, a lead price of $0.80, and a silver price of $18.30 (all USD) and assumes a 100% metallurgical recovery. Gold equivalent values can be calculated using the following formula: AuEq = Au g/t + (Ag g/t x 0.0102) + (Zn % x 0.3551) + (Pb % x 0.3055).

Triunfo now has a combined strike length of over 3 kilometers.

During the year ended December 31, 2020, the Company incurred total costs of $463,665 (2019 -$Nil; 2018 - $Nil) for the Triunfo Project including for $327,989 (2019 - $Nil; 2018 - $Nil) for geological and engineering services, and $135,676 (2019 -$Nil; 2018 - $Nil) of acquisition cost.

The Company’s 2021 Triunfo objectives are:

•	Conduct geological and structural mapping over the property;
•	Complete induced polarization (geophysics) survey over the property;
•	Generate drilling targets from ground work; and
•	Test targets with diamond drilling program.

Minago Project, Manitoba, Canada

As of January 14th, 2022 the Company no longer holds an interest in the Minago Project as a result of the Arrangement.

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

•	On May 18, 1989, Black Hawk Mining Inc. (Black Hawk) purchased the Amax interest in the Explored Area Leases and on August 2, 1989 purchased the Granges interest and Net Smelter Return (NSR) royalty in the Explored Area Leases.
•	On April 1, 1992, Explored Area Lease 3 and Explored Area Lease 4 were converted to Mineral Lease 002 and Mineral Lease 003 respectively.
•	On March 18, 1994, a portion of Mineral Lease 002 was converted to mineral claims KON 1, KON 2, and KON 3.
•	On March 18, 1994, a portion of Mineral Lease 003 was converted to mineral claim KON 4.
•	On November 3, 1999, Nuinsco Resources Limited (Nuinsco) purchased the Black Hawk interest, subject to a graduated NSR royalty based on nickel prices.
•	On February 1, 2007, Victory Nickel was formed through an arrangement with Nuinsco and was assigned the Minago Property along with several others.
•	In October 2008, Victory Nickel acquired Independent Nickel Inc. which owned a royalty on the Minago Property.
•	In February 2021, the Company successfully completed a transaction for the acquisition for 100% interest in the Minago Property.

Historic exploration on the property includes:

•	AMAX EXPLORATION WORK – 1966 TO 1972: Amax conducted a regional scale exploration program on the southern extension of the Thompson Nickel Belt.
•	GRANGES EXPLORATION WORK – 1973 TO 1976 Granges focused their efforts on the Minago nickel deposit conducting resource estimates, mining, metallurgical, and milling studies. The work concluded that the Minago nickel deposit was sufficiently confirmed and that further delineation and exploration should be conducted from underground workings.

•	BLACK HAWK EXPLORATION WORK – 1989 TO 1991 Black Hawk conducted a deep penetrating ground electromagnetic survey, resource estimates, mining, metallurgical, and milling studies. A helicopter borne electromagnetic and magnetic survey covering the Property was obtained from Falconbridge Limited and interpreted.
•	NUINSCO WORK – JUNE 2006 In June 2006 Nuinsco, requested an independent review of the geology, exploration history, historical resource estimates, resource estimates, and the potential for discovery of additional nickel mineralization. A report summarized the results of exploration conducted during the period from 1966 to 1991 and the work conducted by Nuinsco from 2004 to October 31, 2006.
•	VICTORY NICKEL – 2007 TO 2020 Nuinsco spun out its subsidiary, Victory Nickel as a dedicated platform for the Minago Project. Victory Nickel completed a Feasibility Study in 2009 and an Environmental Impact Study in 2010 and secured permits in April of 2011 from the Manitoba Provincial Government for a 10,000 tpd open-pit mining operation. In 2011 and 2012, Victory Nickel completed over 6,000 meters of drilling on a mineralized extension to the north of the Nose deposit called the North Limb. In January of 2020, Victory Nickel completed two diamond drillholes on the property. No results are reported as work is incomplete due to restrictions caused by lockdowns in the COVID-19 pandemic.

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

Underlying the surficial cover are flat lying Ordovician dolomite and sandstone. The dolomite is fine grained, massive to stratified and varies in colour from creamy white to tan, brown to bluish grey. Dolomite thicknesses range from 42 to 62 m with the thickness increasing southward. The upper 24 m of the formation is stratified with horizontal clay/organic beds 1 to 5 mm in thickness, spaced at intervals ranging from millimeters to one meter. A stratified zone of dolomite breccia and microfracturing characterized by dolomite clasts in a carbonate clay matrix and varying in thickness from 0.3 to 3.0 m is located 15 m to 21 m below the surface of the formation. Scattered throughout the dolomite are occasional soft clay seams ranging from 1 to 2 centimeters (cm) in thickness. The seams may contain dolomite fragments and sand grains and vary in orientation from semi-horizontal to semi-vertical.

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

86

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

Environment Act License

In August 2011, the Minago Project achieved a major milestone when the Environment Act License (“EAL”) was issued by the province of Manitoba. The prior operator of the project subsequently filed a Notice of Alteration (NOA) to the EAL, in December 2013, related to relocation of the tailings management area to address First Nation concerns. The NOA process was not completed by the prior operator and remains outstanding. Since acquiring the project in February 2021, Silver Elephant has re-engaged the Manitoba Government regarding the NOA status for the 10,000 tonne-per-day open-pit mining operation at Minago. The ARDD has confirmed that the NOA can still be completed and the Company is currently working with ARDD to finalize the NOA approval, leading to issuance of an updated Environment Act License, which is tentatively expected by the end of 2021.

A socioeconomic assessment was conducted, and the prior operator signed a Memorandum of Understanding (MOU) with each of the Pimichikamak Cree Nation (Cross lake), Mosakahiken First Nation (Moose Lake), and Misipawistik Cree Nation (Grand Rapids). The Company is re-engaging the First Nations with traditional territories that include the project site, including the Norway House Cree Nation, to work toward inclusion and renewal of the MOUs in 2021.

The Agriculture and Resource Development Department (“ARDD”) has expressed support for the Minago Project, which would supply much needed Class 1 high-purity nickel to make nickel-lithium batteries used in electric vehicles.

Low Carbon Operation

Several initiatives are being considered or taken to minimize the carbon footprint of potential future mining operation at Minago. For mining, the Company will examine the use of a fully electric mine fleet and review the use of waste material to expose the serpentine component to air to absorb carbon dioxide through carbonation. For ore and waste processing, the crushing, milling and flotation processes would be powered by renewable hydroelectricity, which accounts for 97% of all electricity generation in Manitoba.

In the next 12 months, the Company intends to carry out core drilling programs at Minago to expand and upgrade existing mineral resources, complete the Notice of Alteration required to reissue the Environmental Act License established in 2011 and to integrate the 2021 MRE to update the historic Feasibility study, as well as to continue to seek partnerships with the stakeholder First Nation interests in the area.

The Minago Project is currently one of the projects subject to the Arrangement to be spun-out under the Company’s wholly owned subsidiary, Flying Nickel Mining Corp., subject to shareholder approval in December, 2021, as announced on August 26, 2021.

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

On October 16, 2018, the Company executed a lease agreement (the “Lease”) with the Mongolian Lessee whereby the Mongolian Lessee plans to perform mining operations at Ulaan Ovoo Property and will pay the Company US$2.00 for every tonne of coal shipped from the Ulaan Ovoo Property’s site premises (the “Production Royalty”). The Mongolian Lessee paid the Company US$100,000 in cash, as a non-refundable advance royalty payment and is preparing, at its own and sole expense, to restart and operate the Ulaan Ovoo Property with its own equipment, supplies, housing and crew. The Mongolian Lessee will pay all government taxes and royalties related to its proposed mining operation. The Lease is valid for 3 years with an annual advance royalty payment (“ARP”) for the first year of US$100,000 which was due and paid upon signing, and US$150,000 and US$200,000 due on the 1st and 2nd anniversary of the Lease, respectively. The ARP can be credited towards the Production Royalty payments to be made to the Company as the Mongolian Lessee starts to sell Ulaan Ovoo coal. The 3-year Lease can be extended upon mutual agreement. The first and second anniversary payments due have not been collected and the Company has recorded a full provision in the amount of $470,278 (US$350,000) due to uncertainty of their collection.

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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of the financial condition, changes in financial condition and results of operations of the Company should be read in conjunction with our consolidated financial statements and related notes,which have been prepared in accordance with IFRS as issued by the IASB, are are included in this Annual Report. The discussion contains forward-looking statements (as previously defined) which are subject to numerous risks and uncertainties, as more fully described elsewhere in this Annual Report under the heading “Cautionary Note Regarding Forward-Looking Statements.”

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

The decrease in loss of Other Items by $35,905,501 in the year 2019 compared to the year 2018 is the net result of changes to a number of the following items:

•	in the year 2019 costs in excess of recovered coal for Ulaan Ovoo increased by $26,019 compared to the year 2018 due to increased activities at Ulaan Ovoo coal mine in Mongolia;
•	foreign exchange loss increased by $30,540 due to fluctuations in the value of the Canadian dollar compared to the United States dollar, Bolivian boliviano and Mongolian tugrik;
•	in the year 2019, the Company recorded an impairment recovery of $13,708,200 on its Pulacayo and impairment charges of $51,828 and $16,304 on prepaid expenses and receivables respectively;
•	in the year 2018, the Company recorded a total of $13,994,970 impairment charges on its Pulacayo Project and Chandgana Coal property incurred expenses, an impairment charge of $425,925 on Bolivian mining equipment, and impairment charges of $26,234 and $21,004 on prepaid expenses and receivables respectively;
•	in the year 2018, the Company sold 2.7 million shares of a public company for a realized loss of $91,890. In the year 2017, the Company sold of 2.2 million Lorraine Copper Corp. shares for a realized loss of $22,810; and
•	in the year 2019, the Company recorded a write off Bolivian tax liabilities of $7,952,700 due to the decision of the Supreme Court of Bolivia to discharge the Company of the contentious tax claim.

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

The $111,446 decrease in operating expenses when compared to the year 2019 was due to a few factors:

•	advertising and promotion expenses decreased by $253,153 from $794,182 in the year 2019, to $541,029 in the year 2020, due to decreased promotional activities and restricted travels during the COVID-19 pandemic;
•	consulting and management fees increased by $318,804 from $251,552 in the year 2019, to $570,356 in the year 2020, due to the issuance of a bonus in the amount of $324,000 to management/consultants of the Company, which was paid by the issuance of Common Shares at a value of $0.40 per share;
•	general and administrative fees consisted of general office expenses and administrative services related to maintaining the Company’s exchange listings and complying with securities regulations and also included insurance, salaries and directors’ fees. General and administrative expenses decreased by $189,181 from $1,286,617 in the year 2019, to $1,097,436 in the year 2020. The decrease is a result of cost cutting initiatives across the Company;
•	professional fees increased by $92,761, from $228,594 in the year 2019, to $321,355 in the year 2020, due to increased legal fees associated with the Offering and properties acquisitions;
•	share-based payments costs are non-cash charges which reflect the estimated value of stock options granted. The Company uses the fair value method of accounting for stock options granted to directors, officers, employees, and consultants whereby the fair value of all stock options granted is recorded as a charge to operations over the period from the grant date to the vesting date of the options. The fair value of options granted is estimated on the date of grant using the Black-Scholes option pricing model. Share-based payments increased in the year 2020, by $62,815 compared to the year 2019. The increase was primarily related to the increase in the number of options earned during the year, 2020, compared to the year 2019; and
•	travel and accommodation expenses decreased by $143,492 from $236,815 in the year 2019, to $93,323 in the year 2020, due to decreased property site visits and restricted travels during the COVID-19 pandemic.

For the year ended December 31, 2020, we incurred other expenses classified as “Other Items” amounting to $1,232,771 compared to a gain of $21,019,416 for the year 2019.The increase in loss of Other Items by $22,252,187 in the year 2020 compared to the year 2019 was the net result of changes to a number of the following items:

•	in the year 2020 costs in excess of recovered coal increased by $469,850 compared to the year 2019. This increase was mainly due to the change in estimate reclamation provision for Ulaan Ovoo coal mine in Mongolia;
•	foreign exchange loss decreased by $378,362 due to fluctuations in the value of the Canadian dollar compared to the United States dollar, Bolivian boliviano and Mongolian tugrik;
•	in the year 2020, the Company recorded an impairment of prepaid expenses of $121,125 compared to $51,828 in the year 2019;
•	in the year 2020, the Company recorded an impairment of receivables of $470,278 compared to $16,304 in the year 2019;
•	in the year 2020, the Company recorded a gain on sale of equipment of 13,677 compared to a loss of 9,795 in the year 2019; and
•	also, in the year 2019, the Company recorded an impairment recovery of $13,708,200 on its Pulacayo property and wrote off Bolivian tax liabilities of $7,952,700 due to the decision of the Supreme Court of Bolivia to discharge the Company of the tax claim.

Year Ended December 31, 2021 compared with Year Ended December 31, 2020.

For the year ended December 31, 2021, we incurred an operating loss of $4,000,671 compared to a loss of $3,394,116 in 2020. Of note for the year ended December 31, 2021, are the following items:

•	advertising and promotion expenses totalled $559,183 for the year ended December 31, 2021. An increase of $18,154 from the previous year due to increased promotional services incurred to raise awareness in the market for financing opportunities during the current period;
•	consulting and management fees totalled $848,146 for the year ended December 31, 2021. An increase of $277,790 from the previous fiscal year consisting of the Company’s CEO share compensation and compensation paid to consultants hired with respect to the Minago Project.
•	general and administrative fees consisted of general office expenses and administrative services related to maintaining the Company’s exchange listings and complying with securities regulations, insurance, and salaries and directors’ fees. General and administrative fees totalled $1,353,050 for the year ended December 31, 2021. An increase of $255,614 from the previous fiscal year due to increased salaries as new employees were hired for the Minago Project, in addition to stock exchange and shareholder services related to the Arrangement.
•	professional fees totalled $631,478 for the year ended December 31, 2021. An increase of $310,123 from the previous fiscal year due to an increase in legal and audit fees related to the Plan of Arrangement.
•	share-based payments decreased by $186,816 for the year ended December 31, 2021 due to the lower number of options earned during the period; and
•	travel and accommodation expenses decreased by $68,310 from $93,323 for the year ended December 31, 2020, to $25,013 for the year ended December 31, 2021, due to decreased site visits.

The increase in loss of Other Items by $1,596,272 in the year ended 2021 compared to the year ended 2020 was the net result of changes to a number of the following items:

•	in the year 2020 costs in excess of recovered coal increased by $1,140,090 compared to the year 2020.This increase was mainly due to a change in estimate for the reclamation provision for Ulaan Ovoo coal mine in Mongolia;
•	foreign exchange loss decreased by $414,824 due to fluctuations in the value of the Canadian dollar compared to the United States dollar, Bolivian boliviano and Mongolian tugrik;
•	in the year 2021, the Company recorded an impairment loss on Sunawayo mineral property of $1,278,817 compared to $Nil in the year 2020;
•	in the year 2021, the Company recorded a recovery of previously impaired receivables of $50,906 compared to an impairment charge of $470,278 in the year 2020;
•	also, in the year 2021, the Company recorded a loss on sale of marketable securities of $220,821 (2020 - $Nil).

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

Year Ended December 31, 2021 compared with Year Ended December 31, 2020

At December 31, 2021, the Company had cash of 579,508 representing a decrease of $7,028,641 from $7,608,149 as at December 31, 2020. The Company’s working capital, excluding assets and liabilities held for sale, at December 31, 2021 was a deficit of $1.7 million.

During the year ended December 31, 2021, the Company closed the February 2021 Placement through the issuance of 1,000,000 Common Shares at a price of $3.75 per Common Share. The February 2021 Placement raised gross cash proceeds of $3,750,000. The Company paid $73,875 in cash as finder’s fees. Proceeds of the February 2021 Placement were used for exploration, working capital and general corporate purposes which may include project evaluations and acquisitions. As of December 31, 2021, the net proceeds from the February 2021 Placement were fully applied.

On November 15, 2021, the Company closed its non-brokered private placement (the “November 2021 Placement”) offering of 1,700,000 Shares at a price per Common Share of $ 2.20 for aggregate gross proceeds of $3,740,000. In connection with the November 2021 Placement, the Company paid $84,492 in cash and issued 35,405 Common Share purchase warrants (“Finder’s Warrants”) to certain finders as finder’s fees. Each Finder’s Warrant is exercisable to acquire one Share at a price of $2.60 until September 22, 2022 (21,305 Finder’s Warrants) and October 21, 2022 (14,100 Finder’s Warrants).

On November 30, 2021, pursuant to the Arrangement (Note 4), Flying Nickel completed the Flying Nickel Offering for gross proceeds of $8,600,000.

Pursuant to the Flying Nickel Offering, Flying Nickel sold 10,094,033 Non-FT Subscription Receipts at a price of $0.70 per Non-FT Subscription Receipt and 1,992,437 FT Subscription Receipts, and collectively with the Non-FT Subscription Receipts, the “Offered Securities”) at a price of $0.77 per FT Subscription Receipt.

On December 31, 2021, $1,534,176 gross proceeds were released from escrow upon converting an aggregate 1,992,437 FT Subscription Receipts into 1,992,437 FT Shares of flying Nickel at a price of $0.77 per share.

During the year ended December 31, 2021:

•	The Company disposed of 40 million common shares of Victory Nickel Inc. for total proceeds of $779,179;
•	1,268,341 Common Share purchase warrants were exercised for total proceeds of $2,601,997 and settlement of outstanding payables for services of $660,000;
•	99,500 stock options were exercised for total proceeds of $206,824.

During the year-ended December 31, 2021:

•	Cash used in operating activities was a total of $2,191,160 (2020 – used $2,549,042). The decreased outflows in 2021 related to decreased activities of the Company due to the COVID-19 pandemic.
•	Cash used in investing activities was a total of $15,430,384 (2020 - $6,397,063). The Company spent $1,000,000 for the purchase of marketable securities, $8,892,969 for the acquisition of the Minago property (2020 - $Nil), and $6,316,594 (2020 - $ 6,336,166) on its mineral projects exploration activities and received $779,179 from sale of marketable securities (2020 - $Nil).
•	Cash provided from financing activities was a total of 18,107,495 (2020 - $13,536,550) including net proceeds from private placements of $7,331,633 (2020 - $10,201,706), $206,824 from exercise of stock options (2020 - 299,812), $2,601,997 from exercise of warrants (2020 - $3,072,194). Also, the Company received $1,424,228 (2020 -$Nil) from proceeds from Flying Nickel FT share issuance and $6,565,752 from Flying Nickel subscription receipts (2020 - $Nil). The Company also spent $22,939 (2020 - $37,162) for corporate office lease payments.

As an exploration company, the Company has no regular cash in-flow from operations, and the level of operations is principally a function of availability of capital resources. The Company’s capital resources are largely determined by the strength of the junior resource markets and by the status of the Company’s projects in relation to these markets, and its ability to compete for investor support of its projects. See the disclosure under the heading “Key Information - Risk Factors” in this Annual Report. To date, the principal sources of funding have been equity and debt financing. Many factors influence the Company’s ability to raise funds, and there is no assurance that the Company will be successful in obtaining adequate financing with favourable terms, or at all, for these or other purposes including general working capital purposes.

For the foreseeable future, as existing properties are explored, evaluated and developed, the Company will continue to seek capital through the issuance of equity, strategic alliances or joint ventures, and debt, of which the Company currently has none.

The Company’s commitments related to mineral properties are disclosed in Note 14 to the Annual Financial Statements. The Company has no commitments for capital expenditures. The office lease contract matured in July 2021. The lease contains no extension or termination options.

The Company expects to continue requiring cash for operations and exploration and evaluation activities as expenditures are incurred while no revenues are generated. Therefore, its continuance as a going concern is dependent upon its ability to obtain adequate financing to fund future operations based on annual budgets approved by the Company’s board of directors, consistent with established internal control guidelines, and programs recommended in the 2022 Pulacayo Technical Report. The Company has managed its working capital by controlling its spending on its properties and operations. Due to the ongoing planned advancement of Pulacayo Project milestones, the Company will continue to incur costs associated with exploration, evaluation and development activities, while no revenues are being generated. In response to the COVID-19 pandemic, exploration in Bolivia may be impacted by government restrictions on the Company’s operations. Potential stoppages on exploration activities could result in additional costs, project delays, cost overruns, and operational restart costs. The total amount of funds that the Company needs to carry out its proposed operations may increase from these and other consequences of the COVID-19 pandemic. The actual amount that the Company spends in connection with each of the intended uses of proceeds may vary significantly and will depend on a number of factors, including those referred to under “Risk Factors”.

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

2021

At December 31, 2021, our financial assets and financial liabilities were categorized as follows: FVTPL – cash of $579,508, amortized cost – receivables of $79,036, restricted cash equivalents of $34,500, reclamation deposits of $21,055, and accounts payable of $2,502,139.

Commitments

Our subsidiary, ASC, controls the mining rights to the Pulacayo Project through a joint venture agreement entered into between itself and the Pulacayo Mining Cooperative on July 30, 2002 (the “ASC Joint Venture”). The ASC Joint Venture has a term of 23 years which commenced the day the ASC Joint Venture was entered into. Pursuant to the ASC Joint Venture, ASC is committed to pay monthly rent of US$1,000 to the state-owned Mining Corporation of Bolivia, COMIBOL and US$1,500 monthly rent to the Pulacayo Mining Cooperative until the Pulacayo Project starts commercial production.

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

As of December 31, 2021, the Company does not have any contingent liabilities.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following is a list of the current directors and executive officers of the Company, their province/state and country of residence, with their current positions and offices with the Company and corresponding start dates, and their principal occupations during the five preceding years. There are no family relationships between any of the persons named below. There are no arrangements or understandings with any major shareholders, customers, suppliers or other parties pursuant to which any person named below was selected as a director or executive officer. Each director is elected to serve until the next annual general meeting of shareholders or until his successor is elected or appointed, or unless his office is earlier vacated under any of the relevant provisions of the articles of the Company or the Business Corporations Act (British Columbia).

Name and Age	Current Office Held with the Company	Current director and/or Executive Office Since	Principal Occupation During Last Five Years(3)
John Lee Taipei, Taiwan Age: 48	Chief Executive Officer Executive Chairman Director	July 17, 2020 January 1, 2013 October 21, 2009

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

Greg Hall(1)(2)(4) British Columbia, Canada Age: 64	Director	October 21, 2009

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

Name and Age	Current Office Held with the Company	Current director and/or Executive Office Since	Principal Occupation During Last Five Years(3)
Marc Leduc(1)(2) Colorado, United States Age: 60	Director	July 22, 2019

Present: Director of the Company from July 22, 2019 to present; Chief Operating Officer of KORE Mining Ltd. from October 29, 2019 to present; Director of South Star Mining Corp. from March 25, 2019 to present, and Director of South Atlantic Gold from April 8, 2020 to present.

Former: President, Chief Executive and a Director of Luna Gold Corp. from January 30, 2015 to August 14, 2016; COO and Interim President and CEO of NewCastle Gold from October 1, 2016 to December 31,2017, EVP of US Operations for Equinox Gold January 1, 2018 to March 31, 2019 and Director of Rupert Resources Ltd. from April 10, 2013 to December 7, 2016.

Masa Igata(1)(2) Ulaanbaatar, Mongolia Age: 61	Director	April 23, 2014

Present: Director of the Company from April 23, 2014 to present; Founder and Chief Executive Officer of Frontier LLC (Mongolia from March 2007 to present and Founder and Chief Executive Officer of Frontier Japan from January 2015 to present.

Ronald Espell Idaho, United States Age: 61	Vice-President, Environment and Sustainability	October 29, 2018

Present: Vice-President, Environment and Sustainability of the Company from November 2018 to present.

Former: VP Environment of American Vanadium Corp. from April 2012 to April, 2015; Principal Consultant of SRK Consulting from April, 2015 to April, 2016; Corporate Environmental Director of McEwen Mining Inc. from April, 2016 to November, 2017.

Danniel Oosterman Ontario, Canada Age: 49	Vice-President, Exploration	February 20, 2018	Present: Vice-President, Exploration of the Company from February 2018 to present. Former: President & CEO of Canstar Resources Inc. from March 2013 to December 2017.
Irina Plavutska Ontario, Canada Age: 64	Chief Financial Officer	September 11, 2013	Present: Chief Financial Officer of the Company from September 13, 2013 to present.
Rob Van Drunen Manitoba, Canada Age: 52	Chief Operating Officer	September 28, 2021

Present: Chief Operating Officer of the Company from September 2021 to present.

Former: Project Manager of the company from May 2021 to September 2021, Project Manager for Worley Parsons from May 2020 to December 2020, Mine Manager for Vale from 1990 to May 2020.

Ryan Coombes Nova Scotia, Canada Age: 42	Chief Legal Officer	March 11, 2022

Present: Chief Operating Officer of the Company from March 11, 2022 to present.

Former: Deputy General Counsel of Eldorado Gold Corporation from August 2020 to December 2021, Director of Legal, North America from July 2019 to August 2020 and BHP Billiton Limited from April 2015 to June 2019.

Cindy Waterman Ontario, Canada Age: 48	Corporate Secretary	January 24, 2022

Present: Corporate Secretary of the Company from January 24, 2022 to present.

Former: Corporate Secretary of Teranga Gold Corporation from May 2019 to February 2021 and Assistant Corporate Secretary of Teranga Gold Corporation from January 2011 to May 2019.

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

As at March 31, 2022, the directors and executive officers of the Company as a group beneficially owned, or controlled or directed, directly or indirectly, an aggregate of 473,194 common shares of the Company, representing approximately 1.95% of the issued and outstanding common shares of the Company.

During the year ended December 31, 2021, the Company experienced the following changes in Directors, Officers and Management:

•	Bridgitte McArthur ceased to act as Corporate Secretary on August 6, 2021;
•	Rob Van Drunen was appointed Chief Operating Officer on September 28, 2021;
•	Ryan Coombes was appointed Chief Legal Officer on March 11, 2022;
•	Cindy Waterman was appointed Corporate Secretary effective January 24, 2022;
•	Joaquin Merino Marquez ceased to act as Vice President, South American Operations on January 5, 2022; and
•	David H. Smith resigned as a Director on September 10, 2021.

Biographical Information of Directors and Senior Management

The following are brief biographies of our directors and senior management as of March 31, 2022:

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

Greg Hall is a Co-Founder of the Company and has been a Director since October 2009. As corporate director of several public companies since 2003, Mr. Hall has been involved in strategic planning, mergers and acquisitions, and investment decisions. Currently Mr. Hall is President and Director of Water Street Assets, Director of CanX CBD Processing and a Member of the Institute of Corporate Directors. Mr. Hall is a graduate of the Rotman School of Management, University of Toronto, SME Enterprise Board Program, and a Member of the Institute of Corporate Directors.

Marc Leduc has been a Director of the Company since July 2019. Mr. Leduc is a mining engineer and geologist with more than 30 years’ experience involving all aspects of the development, operations, planning and evaluation of mining projects. Mr. Leduc holds a B.Sc. (Hons) degree in Mining Engineering from Queen’s University Kingston, and B.Sc. degree in Geology from the University of Ottawa, and he is a registered professional engineer in both Ontario and BC. Mr. Leduc has led technical teams in the design and construction of large mines, heap leach and tailings facilities. Mr. Leduc has held top management positions with several mining companies including most recently Chief Operating Officer and Interim CEO of NewCastle Gold Ltd before it was acquired in 2017 via merger with Trek Mining Inc. and Anfield Gold Corp. (now named Equinox Gold Corp.). Mr. Leduc, following the merger, remained with Equinox Gold for all of 2018 and into 2019 holding the position of Senior Vice President of US Operations. Mr. Leduc currently holds the position of COO with Kore Mining and is an independent director of South Star Mining and South Atlantic Gold. Mr. Leduc spent several years working in Peru as the President and COO for Bear Creek Mining Corp, a silver exploration and development company.

Masa Igata has been a Director of the Company since April 2014. Mr. Masa Igata, Founder & CEO of Frontier LLC and Frontier Japan, has more than 30 years of professional experience in Asian financial markets. Prior to establishing Frontier Securities (Later renamed as Frontier LLC) in 2007, he had been a Managing Director at Salomon Brother/Citigroup/Nikko Citigroup in Tokyo leading the company to be the most profitable foreign investment bank in Japan for more than the decade. After leaving the firm in 2004, Mr. Igata became interested in Mongolia’s fast-growing economy, and began to develop close relationships with many Mongolian businesses since then. Mr. Igata has since invested in Mining, Finance and real estate sector in Japan, Mongolia, Canada and China through his own companies in each region. In addition, with proven expertise on cross-border capital raising, Mr. Igata has been actively promoting Mongolian investment opportunities to foreign investors and advocating capital market’s best practices in Mongolia to ensure and enhance its access to foreign investors through a full range of financial services, corporate access and research. In addition, he has extensively advised the Government of Mongolia, several government agencies and major corporate in Mongolia on fund raising, corporate governance and value enhancement. In Japan, Mr. Igata has been advising to major mining companies on corporate governance, investor relations and the outlook on the global mining sector. Hosting Invest Mongolia Tokyo is one of the service to facilitate himself and Japanese investors to access to the Government and the Business in Mongolia. In addition, Mr. Igata has been actively advising to Japanese Government and Government related agencies on the various issues on the global mining industry. Mr. Igata is a certified member of the Securities Analyst Association of Japan and an Advisory Member of the Board at Business Council of Mongolia (BCM). Mr. Igata was conferred a decoration of Nairamdal (Friendship) from President of Mongolia Tsakhiagiin Elbegdorj on June 2017.

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

Robert Van Drunen has been with the Company since May 2021 and was appointed Chief Operating Officer on September 28, 2021. Mr Van Drunen is a mining operational specialist including a 30 year career with Vale and Inco in all aspects of Mining and Processing. His roles previously included Mine Manager and Senior Project Manager of Vale’s Manitoba Operations. Mr. Van Drunen is experienced in optimizing mine operations, maintenance, exploration, supply chain, and contract management. .Mr. Van Drunen holds a Masters Certificate in Project Management from York University.

Ryan Coombes has been with the Company since December 2021 and was appointed Chief Legal Officer on March 11, 2022. Mr. Coombes has over 15 years of experience in the mining industry. He started his legal career at McCarthy Tetrault and subsequently took on roles of increasing responsibility with Kinross Gold, BHP, Ausenco and most recently as Deputy General Counsel for Eldorado Gold. Mr. Coombes holds a Juris Doctor from the University of Ottawa, as well as a Master of Arts from Carleton University and a Bachelor of Arts from the University of Saskatchewan.

Cindy Waterman recently joined the Company in January 2022 as Corporate Secretary. She has 25 years experience in the corporate and securities legal industry. Ms. Waterman spent 10 years with Teranga Gold Corporation serving in a legal, compliance and corporate secretarial capacity. Before joining Teranga, she spent 15 years as a corporate legal assistant with Blake, Cassels & Graydon LLP. Ms. Waterman has been a member of the Governance Professionals of Canada since 2019.

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

Set out below are particulars of compensation paid to the following persons (the “Named Executive Officers” or “NEOs”) for the year ended December 31, 2021:

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

The Company has no pension, defined contribution, or deferred compensation plans for its directors, executive officers or employees.

Name and Position	Year	Salary ($)	Share based awards ($)	Option-based awards (1) ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation ($) (4)	Total compensation ($)
					Annual incentive plans	Long-term incentive plans
John Lee (2)(10) Executive Chairman, Chief Executive Officer & Director	2021 2020 2019	Nil Nil Nil	Nil Nil 320,000 (11)	197,672 174,476 21,908 (3) (6)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	800,000 426,792 (5) 377,370 (5)	997,672 601,268 719,278
Irina Plavutska CFO	2021 2020 2019	145,200 145,200 143,152	Nil Nil 40,000 (11)	52,151 43,619 7,303 (3)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	36,198 6,792 6,370	233,549 195,611 196,825
Danniel Oosterman (6) Vice-President Exploration	2021 2020 2019	154,725 151,800 138,000	Nil Nil 40,000(11)	52,151 43,619 12,342(3)	Nil Nil Nil	Nil Nil Nil	Nil3 Nil Nil	30,000 Nil Nil	236,876 195,419 190,342
Ronald Espell (7) VP, Environment and Sustainability	2021 2020 2019	313,131 335,317 331,674	Nil Nil 60,000 (11)	96,1333 95,213 7,303 (3)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	68,878 19,603 29,548	478,142 450,134 428.525
Joaquin Merino-Marquez (8) VP, South American Operation	2021 2020 2019	Nil Nil Nil	Nil Nil Ni	101,061 96,124 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	238,728 208,728 Nil	339,789 304,852 Nil

Notes:

1)	Amounts shown in this column represent Options granted as part of the annual compensation package of each NEO. Fair value at the time of grant calculated using the Black-Scholes option pricing model.
2)	John Lee did not receive compensation for acting as a Director of the Company.
3)

Stock options granted on July 29, 2019 were not valued at December 31, 2019 due to the following: further to the voluntary forfeiture of stock options with expire dates on April 7, 2020, June 22, 2020, and November 14, 2023, at exercise prices ranging from $0.50 to $0.65, the Company granted 794,000 new stock options with an expire date of July 29, 2024 at an exercise price of $0.20 per share. As of December 31, 2019, the re-issuing of these options had been approved by the TSX, but they had not been approved by the shareholders; consequently, these options were not valued. Subsequently the stock options were ratified and approved by the shareholders at the Company’s special meeting of shareholders held March 16, 2020.

4)	All Other Compensation for NEOs is comprised of payments for annual bonus and payments for health benefits amongst other things which are made on behalf of all corporate employees of the Company.
5)

All other Compensation for Mr. Lee consisted of the following: Linx Partners Ltd., a private company controlled by John Lee, our Chief Executive Officer, Executive Chairman and a director of the Company, has provided management and consulting services to the Company since April 7, 2015 (prior to that, from June 13, 2011, Mr. Lee’s management and consulting services were provided to the Company though Mau Capital Management LLC, another private company controlled by Mr. Lee). During the year ended December 31, 2021, we paid $420,000 (2020 – 420,000; 2019 - $371,000) for management and consulting services rendered to the Company by Linx Partners Ltd., $170,000 of 2018 bonus, $210,000 of 2020 bonus, and $6,198 (2020 – 6,792; 2019 - $6,370) for health benefits

6)	Danniel Oosterman was appointed Vice President Exploration on February 2, 2018.
7)	Ronald Espell was appointed VP, Environment and Sustainability on October 29, 2018.
8)	Joaquin Merino-Marquez was appointed VP, South American Operations on November 1, 2019.
9)	Mr. Lee was appointed the role of Chief Executive Officer effective July 17, 2020.
10)

On January 6, 2020, the Company issued bonus Common Shares with a fair value of $0.40 per share to executive officers under the Share- Based Compensation Plan. The bonus Common Shares were based on the year ended December 31, 2019.

11)	During the years ended December 31, 2021, 2020 and 2019, the stock option values were calculated using the following weighted average assumptions:

	Year ended December 31,
	2021	2020	2019
Risk-free interest rate	1.46%	1.46%	1.54%
Expected life of options in years	4.54	4.45	4.06
Expected volatility	105.91%	132.47%	132.75%
Expected dividend yield	Nil	Nil	Nil
Expected forfeiture rate	12%	12%	12%
Weighted average fair value of options granted during the period		$3.00	$3.10

The expected volatility used in the Black-Scholes option pricing model is based on the historical volatility of the Common Shares. The expected forfeiture rate is based on the historical forfeitures of options issued.

Directors

Non-executive directors are paid varying amounts depending on the degree to which they are active on behalf of the Company. See the table below for amounts paid or accrued in fiscal year 2021.

The compensation provided to directors who were not an executive officer for the Company’s most recently completed financial year of December 31, 2021, are as follows:

Name	Fees Earned ($)	Share-Based Awards ($)	Option-Based Awards ($) (4)	Non-equity Incentive Plan Compensation	Pension Value	All other Compensation ($)	Total ($)
Greg Hall	31,300	Nil	34,199	Nil	Nil	5,000	70,499
Masa Igata	26,900	Nil	30,914	Nil	Nil	5,000	62,814
Marc Leduc	26,900	Nil	33,128	Nil	Nil	5,000	65,028
David H. Smith (1)	17,200	Nil	22,206	Nil	Nil	2,500	41,906

Notes:

1.	David H. Smith was appointed as a Director on August 3, 2020 and resigned on September 10, 2021.

Description of Compensation Plan

We have adopted the Share-Based Compensation Plan. The purpose of the Share-Based Compensation Plan is to allow us to grant options, bonus Common Shares and stock appreciation rights (the “Awards”) to directors, officers, employees and consultants, as additional compensation, and as an opportunity to participate in our success. The granting of Awards is intended to align the interests of such persons with that of our shareholders.

Options are exercisable for up to 10 years from the date of grant or as determined by the corporate governance and compensation committee of our Board (the “CGCC”) and are required to have exercise prices equal to or greater than the market price (as defined by the stock exchange on which our Common Shares are principally listed for trading and based on the volume weighted average trading price of our Common Shares as reported on such exchange for the five trading days immediately preceding the day that the options are granted). Options granted under the Share-Based Compensation Plan vest at 12.5% per quarter over a two-year period unless determined otherwise by the CGCC. In addition, the CGCC may accelerate the vesting date, permit the conditional exercise of options, amend or modify the terms of the options, or terminate options pursuant to the Share-Based Compensation Plan, the CGCC may from time to time authorize the issuance of Awards to directors, officers, employees and consultants of the Company or employees of companies providing management or consulting services to the Company. The maximum number of Common Shares which may be reserved for issuance under the Share-Based Compensation Plan is 900,0001, which was approved at the Company’s AGM held December 22, 2021.

C. Board Practices

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

The Company entered into a Change of Control Agreement with Linx (the “Linx Change of Control Agreement”) dated October 9, 2018. The Linx Change of Control Agreement provides that in the event the New Linx Agreement is terminated as a result of, or within six months following, a significant change in the affairs of the Company such as a take-over bid, change of control of the Board, the sale, exchange or other disposition of a majority of the outstanding Common Shares, the merger or amalgamation or other corporate restructuring of the Company in a transaction or series of transactions in which the Company’s shareholders receive more than 50% of the outstanding Common Shares of the new or continuing company, and upon an involuntary termination, Mr. Lee shall receive from the Company within 30 days: i) a payment of $1,600,000; ii) reimbursement for all reasonable business related promotion, entertainment and/or travel expenses incurred by Linx during the course of the Linx Agreement with the Company, subject to the expense reimbursement provisions set out in the Linx Agreement; iii) Mr. Lee’s entitlement to participate in the Company’s annual bonus plan in respect of the calendar year in which the involuntary termination has occurred, and the prior year if such payment has not yet been made; iv) provide Mr. Lee and his eligible dependents with coverage under the Company’s Benefit Plans for a period of 30 days after termination of the Linx Agreement; and v) all of Mr. Lee’s rights to any stock options he holds shall be governed by the provisions of his stock option agreements with the Company.

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

Board Committees

Applicable regulatory governance policies require that: (i) committees of the our board of directors be composed of at least a majority of independent directors; (ii) our Board expressly assume responsibility, or assign to a committee of the Board, responsibility for the development of the Company’s approach to governance issues; (iii) the audit committee of the Board (the “Audit Committee”) be composed only of independent directors (as that term is used under Canadian rules and regulations), and the role of the Audit Committee be specifically defined and include the responsibility for overseeing management’s system of internal controls; (iv) the Audit Committee have direct access to the Company’s external auditor; and (v) the Board appoint a committee, composed of a majority of independent directors, with the responsibility for proposing new nominees to the Board and for assessing directors on an on-going basis.

Audit Committee

We have an Audit Committee comprised of directors Greg Hall (Chair), Masa Igata and Marc Leduc. All members of the Audit Committee are financially literate within the meaning of National Instrument 52-110 Audit Committees. Marc Leduc is independent under the criteria established by SEC Rule 10A-3. The relevant education and experience of each member of the Audit Committee is described under “Item 6.A. Directors, Senior Management and Employees - Directors and Senior Management” above.

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

As of December 31, 2021, we had three employees in Canada, 10 employees in Mongolia, 1 employee working in the United States and 5 non-independent consultants working in Bolivia, Canada and the United States.

We rely on and engage consultants on a contract basis to assist us to carry on our administrative and exploration activities

E. Share Ownership

The following table sets forth certain information as of March 31, 2022 regarding the beneficial ownership of our Common Shares by the executive officers, officers and directors named herein. The percentage of Common Shares beneficially owned is computed on the basis of 24,321,994 Common Shares outstanding as of March 31, 2022.

Name and Title	Common Shares Held	Percentage of Common Shares as at March 24, 2022 (%)(1)	Stock Options Granted	Exercise Price of Stock Options ($)	Date of Expiration (Stock Options)
John Lee, Chief Executive Officer and Executive Chairman	250,239(2)		55,000	3.30	12-Jun-22
			68,000	3.50	1-Sep-22
			40,000	2.80	6-Apr-23
			35,000	3.30	17-Oct-23
			70,000	2.20	29-Jul-24
			30,000	4.40	1-Nov-24
			80,000	2.20	4-May-25
			225,000	2.60	22-Sep-26
Greg Hall, Director	25,670		5,000	3.30	12-Jun-22
			5,000	3.50	1-Sep-22
			4,000	2.80	6-Apr-23
			5,000	3.30	17-Oct-23
			12,000	2.20	29-Jul-24
			8,000	4.40	1-Nov-24
			10,000	2.20	4-May-25
			40,000	2.60	22-Sep-26
Marc Leduc, Director	6,228		15,000	2.20	29-Jul-24
			8,000	4.40	1-Nov-24
			10,000	2.20	4-May-25
			35,000	2.60	22-Sep-26
Masa Igata, Director	88,504(3)		5,000	3.30	12-Jun-22
			5,000	3.50	1-Sep-22
			4,000	2.80	6-Apr-23
			5,000	3.30	17-Oct-23
			10,000	2.20	29-Jul-24
			8,000	4.40	1-Nov-24
			10,000	2.20	4-May-25
			40,000	2.60	22-Sep-26
Ronald Espell, Vice-President, Environment and Sustainability	40,800		20,000	2.00	29-Jul-24
			10,000	4.40	1-Nov-24
			20,000	2.20	4-May-25
			30,000	5.00	17-Aug-25
			40,000	2.60	22-Sep-26
Danniel Oosterman, Vice-President, Exploration	35,953		20,000	3.10	20-Feb-23
			2,000	2.80	6-Apr-23
			5,000	3.30	17-Oct-23
			10,000	2.20	29-Jul-24
			10,000	4.40	1-Nov-24
			20,000	2.20	4-May-25
			60,000	2.60	22-Sep-26
Irina Plavutska, Chief Financial Officer	25,800		3,750	2.80	6-Apr-23
			5,000	3.30	17-Oct-23
			5,000	2.20	29-Jul-24
			10,000	4.40	1-Nov-24
			20,000	2.20	4-May-25
			60,000	2.60	22-Sep-26
TOTAL	473,194		1,197,750

Notes:

1.	All percentage share ownership is under 1.1%.
2.	The equivalent of 221,808 are held directly by Mr. Lee and a total of 28,431 Common Shares are held by Merit Holdings Ltd., a private company wholly owned and controlled by Mr. Lee.
3.	The Common Shares and Stock Options are held by Sophir Asia Limited, a private company wholly owned and controlled by Mr. Igata.

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

Record Holders

As at April 11, 2022, there were 26 holders of record of our Common Shares, of which 3 were U.S. residents owning 35,370 Common Shares (0.14%) of our outstanding Common Shares outstanding at that time.

Change in Control

To the best of the Company’s knowledge, there are no arrangements the operation of which may result in a change in control of the Company.

B. Related Party Transactions

The related party transactions of the Company since January 1, 2021 are presented below.

•	Linx Partners Ltd., a private company controlled by John Lee, Director, Chief Executive Officer and Executive Chairman of the Company, provides management and consulting services to the Company.

•	MaKevCo Consulting Inc., a private company 50% owned by Greg Hall, a director of the Company, provides consulting services to the Company.

•	Sophir Asia Ltd., a private company controlled by Masa Igata, a director of the Company, provides consulting services to the Company.

A summary of related party transactions by related party and a summary of the transactions by nature among the related parties is as follows:

	Year Ended December 31, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019
Directors and officers	1,580,504	$2,260,806	$2,057,592
Linx Partners Ltd.	997,672	1,029,673	489,254
MaKevCo Consulting Inc.	70,499	80,139	38,309
Sophir Asia Ltd.	62,814	72,220	36,523
TOTAL	2,711,489	$3,442,838	$2,621,678

	Year Ended December 31, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019
Consulting and management fees	659,500	$370,000	$218,500
Directors’ fees	119,800	108,600	103,805
Mineral properties	714,068	1,387,067	1,171,585
Salaries and short term benefits	587,869	522,359	696,751
Share-based payments	630,252	1,054,812	431,037
TOTAL	2,711,489	$3,442,838	$2,621,678

As of December 31, 2021, amounts due to related parties totaled $68,888 (as of December 31, 2020 - $1,800; as of December 31, 2019 – $30,533).

The Company has entered into Services Agreements with each SpinCo, which commenced December 1, 2021, pursuant to which the Company will provide office space, furnishings and equipment, communications facilities, and personnel necessary for the SpinCos to fulfill their basic day-to-day head office and executive responsibilities in a pro-rata cost-recovery basis.

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

Dividend Policy

To date, we have not paid any dividends on our outstanding Common Shares, and it is not contemplated that we will pay any dividends in the immediate or foreseeable future. It is our intention to use all available cash flow to finance further operations and exploration of our resource properties. Holders of our Common Shares will be entitled to receive dividends, if, as and when declared by the Board out of profits, capital or otherwise.

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

YEAR	TSX ($) HIGH	TSX ($) LOW
December 31, 2021	4.90	2.00
December 31, 2020	0.55	0.10
December 31, 2019	0.49	0.15
December 31, 2018	4.35	0.105
December 31, 2017	6.19	2.78

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

Borrowing Powers of Directors

Our articles provide that we, if authorized by our directors, may:

•	borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate;
•	issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of our company or any other person and at such discounts or premiums and on such other terms as they consider appropriate;
•	guarantee the repayment of money by any other person or the performance of any obligation of any other person; and
•	mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of our company.

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

Neither Canadian law nor our articles limit the right of a non-resident to hold or vote Common Shares, other than as provided in the Investment Canada Act (as amended by the World Trade Organization Agreement Implementation Act, the “Investment Act”). The Investment Act generally prohibits implementation of a direct reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a “Canadian”, as defined in the Investment Act (a “non-Canadian”), unless, after review, the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in the Common Shares by a non-Canadian (other than a “WTO Investor,” as defined below) would be reviewable under the Investment Act if it were an investment to acquire direct control of the company, and the value of the assets of the company were $5.0 million or more (provided that immediately prior to the implementation of the investment the Company was not controlled by WTO Investors). An investment in Common Shares by a WTO Investor (or by a non-Canadian other than a WTO Investor if, immediately prior to the implementation of the investment the Company was controlled by WTO Investors) would be reviewable under the Investment Act if it were an investment to acquire direct control of the company and the value of the assets of the Company equaled or exceeded an amount determined by the Minister of Finance (Canada) on an annual basis. The current threshold for review for WTO Investors or vendors (other than Canadians) is $1 billion. A non-Canadian, whether a WTO Investor or otherwise, would be deemed to acquire control of a company for purposes of the Investment Act if he or she acquired a majority of the Common Shares of the company.

The acquisition of less than a majority, but at least one-third of the Common Shares, would be presumed to be an acquisition of control of the company, unless it could be established that the company is not controlled in fact by the acquirer through the ownership of the Common Shares. In general, an individual is a WTO Investor if he or she is a “national” of a country (other than Canada) that is a member of the World Trade Organization (“WTO Member”) or has a right of permanent residence in a WTO Member. A corporation or other entity will be a “WTO Investor” if it is a “WTO Investor-controlled entity”, pursuant to detailed rules set out in the Investment Act. The U.S. is a WTO Member. Certain transactions involving our Common Shares would be exempt from the Investment Act, including:

•	an acquisition of the Common Shares if the acquisition were made in the ordinary course of that person’s business as a trader or dealer in securities;
•	an acquisition of control of the Company in connection with the realization of a security interest granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Act; and
•	an acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization, following which the ultimate direct or indirect control in fact of the Company, through the ownership of voting interests, remains unchanged.

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

3)	The Triunfo APA between the Company’s subsidiary Illumina Silver Mining Corp. and a private party to acquire the Triunfo Project. Refer to the Triunfo Project, Bolivia disclosure for full details.
4)	The Arrangement Agreement. Refer to Events Subsequent to the Financial Year ended December 31, 2021

D. Exchange Controls

There are no governmental laws, decrees, regulations or other legislation, including foreign exchange controls, in Canada which may affect the export or import of capital or that may affect the remittance of dividends, interest or other payments to non-resident holders of the Company’s securities. Any remittances of dividends to United States residents, however, are subject to a withholding tax pursuant to the Income Tax Act (Canada) and the Canada-U.S. Income Tax Convention (1980) (each as amended and together the “Convention”). Remittances of interest to U.S. residents entitled to the benefits of the Convention are generally not subject to withholding taxes except in limited circumstances involving participating interest payments. Certain other types of remittances, such as royalties paid to U.S. residents, may be subject to a withholding tax depending on all of the circumstances.

E. Taxation

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of Common Shares.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of Common Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including, without limitation, specific tax consequences to a U.S. Holder under an applicable income tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any particular U.S. Holder. This summary does not address the U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each U.S. Holder should consult its own tax advisors regarding the U.S. federal, U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Common Shares.

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

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable, and, in each case, as in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied retroactively. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Common Shares that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;
•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;
•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or
•	a trust that (1) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a “functional currency” other than the U.S. dollar; (e) own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other integrated transaction; (f) acquire Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are subject to the alternative minimum tax; (i) are subject to special tax accounting rules with respect to Common Shares; (i) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of the outstanding Common Shares; (k) are partnerships or other pass-through entities; (l) are S corporations; (m) U.S. expatriates or former long-term residents of the U.S.; or (n) hold Common Shares in connection with a trade or business, permanent establishment, or fixed base outside the United States or are otherwise subject to tax in a non-U.S. jurisdiction with respect to their Common Shares. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal, U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Common Shares.

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

Passive Foreign Investment Company Rules

PFIC Status of the Company

If the Company were to constitute a “passive foreign investment company” under the meaning of Section 1297 of the Code (a “PFIC”, as defined below) for any year during a U.S. Holder’s holding period, then certain potentially adverse rules may affect the U.S. federal income tax consequences to a U.S. Holder as a result of the acquisition, ownership and disposition of Common Shares. The Company believes that it was classified as a PFIC during its most recently completed tax year, and based on current business plans and financial expectations, the Company expects that it should be a PFIC for the current tax year and may be a PFIC in future tax years. No opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or is currently planned to be requested. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or any subsidiary of the Company) concerning its PFIC status. Each U.S. Holder should consult its own tax advisors regarding the PFIC status of the Company and each subsidiary of the Company. In any year in which the Company is classified as a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621 annually.

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

Under certain attribution rules, if the Company is a PFIC, U.S. Holders will generally be deemed to own their proportionate Common Share’s direct or indirect equity interest in any company that is also a PFIC (a ‘‘Subsidiary PFIC’’), and will generally be subject to U.S. federal income tax under the “Default PFIC Rules under Section 1291 of the Code” discussed below on their proportionate share of (a) any “excess distributions,” as described below, on the stock of a Subsidiary PFIC and (b) a disposition or deemed disposition of the stock of a Subsidiary PFIC by the Company or another Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC. In addition, U.S. Holders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of Common Shares. Accordingly, U.S. Holders should be aware that they could be subject to tax under the PFIC rules even if no distributions are received and no redemptions or other dispositions of Common Shares are made.

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

If the Company is a PFIC for any tax year during which a Non-Electing U.S. Holder holds Common Shares, the Company will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether the Company ceases to be a PFIC in one or more subsequent tax years. If the Company ceases to be a PFIC, a Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above), but not loss, as if such Common Shares were sold on the last day of the last tax year for which the Company was a PFIC.

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

If finalized in their current form, the proposed Treasury Regulations applicable to PFICs would be effective for transactions occurring on or after April 1, 1992. Because the proposed Treasury Regulations have not yet been adopted in final form, they are not currently effective, and there is no assurance that they will be adopted in the form and with the effective date proposed. Nevertheless, the IRS has announced that, in the absence of final Treasury Regulations, taxpayers may apply reasonable interpretations of the Code provisions applicable to PFICs and that it considers the rules set forth in the proposed Treasury Regulations to be reasonable interpretations of those Code provisions. The PFIC rules are complex, and the implementation of certain aspects of the PFIC rules requires the issuance of Treasury Regulations which in many instances have not been promulgated and which, when promulgated, may have retroactive effect. U.S. Holders should consult their own tax advisors about the potential applicability of the proposed Treasury Regulations.

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

In addition, a U.S. Holder who acquires Common Shares from a decedent will not receive a “step up” in tax basis of such Common Shares to fair market value.

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

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisors regarding the PFIC rules (including the applicability and advisability of a QEF Election and Mark-to-Market Election) and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

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

Based on the above, net exposures as at December 31, 2021, with other variables unchanged, a 10% strengthening (weakening) of the Canadian dollar against the Mongolian tugrik would impact net loss with other variables unchanged by $88,000. A 10% strengthening (weakening) of the Canadian dollar against the Bolivian boliviano would impact net loss with other variables unchanged by $52,000. A 10% strengthening (weakening) of the US dollar against the Canadian dollar would impact net loss with other variables unchanged by $4,000. The Company currently does not use any foreign exchange contracts to hedge this currency risk.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

An evaluation was performed under the supervision and with the participation of the Company’s Audit Committee and management, including the Company’s CEO and the Company’s CFO, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures pursuant to Rules 13a-15(b) and 15d-15(b) of the U.S. Exchange Act as of December 31, 2021. Based on their evaluation, the Company’s CEO and CFO have concluded that the disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the U.S. Exchange Act is, (a) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (b) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

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

The Company’s management (with the participation of the CEO and the CFO) conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2021. This evaluation was based on the criteria set forth in the 2013 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its assessment, management has concluded that the Company’s internal control over financial reporting was effective during the year ended December 31, 2021, and management’s assessment did not identify any material weaknesses.

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

ITEM 16. [RESERVED]

Not applicable.

ITEM 16A AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Board has determined that Mr. Greg Hall, Chairman of the Audit Committee possesses the educational and professional qualifications as well as the experience to qualify as an “Audit Committee Financial Expert” as defined in Item 407(d)(5) of Regulation S-K under the Exchange Act. Mr. Hall does not meet the criteria for independence of an audit committee member established under the NYSE American Company Guide. In addition, the Company believes that the other members of the Audit Committee are capable of analyzing and evaluating the financial statements and understanding internal controls and procedures for financial reporting.

ITEM 16B CODE OF ETHICS

The Company has adopted a Code of Ethics that applies to all directors, senior officers and employees of the Company including the CEO and CFO.

Shareholders may request a copy of the Code of Ethics by written request directed to Silver Elephant Mining Corp., Suite 1610, 409 Granville Street, Vancouver, British Columbia, Canada V6C 1T2.

There have been no waivers or amendments to the Code of Ethics during the year ended December 31, 2021.

ITEM 16C PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table shows the aggregate amounts billed to the Company by its principal auditors, Davidson & Company LLP Chartered Accountants Vancouver, British Columbia (PCAOB ID 731), and its affiliates, for the three fiscal years ended December 31, 2021, for audit fees, audit related fees, tax fees and all other fees:

	Year Ended December 31, 2021(5)	Year Ended December 31, 2020	Year Ended December 31, 2019
Audit Fees (1)	$100,000	$86,037	$100,000
Audit-Related Fees (2)	15,183	21,000	Nil
Tax Fees (3)	37,000	15,950	20,000
All Other Fees (4)	104,564	20,000	Nil
TOTAL	$256,747	$146,787	$120,000

Notes:
1.	“Audit Fees” represent fees for the audit of the annual consolidated financial statements, and review in connection with the statutory and regulatory filings.
2.	“Audit Related Fees” represent fees for assurance and related services that are related to the performance of the audit.
3.	“Tax Fees” represent fees for tax compliance, tax advice and planning.
4.	“All Other Fees” represent fees for the SpinCos audits related to the Arrangement.
5.	Fees for the year ended December 31, 2021, are based, in part, upon estimates received by the Company as final invoices are yet to be rendered as of the date of this Annual Report.

ITEM 16D EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G CORPORATE GOVERNANCE

Not applicable.

ITEM 16H MINE SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities with respect to mining operations and properties in the United States that are subject to regulation by the Federal Mine Safety and Health Administration (the “MSHA”) under the Federal Mine Safety and Health Act of 1977 (the “Mine Act”). During the year ended December 31, 2021, the Company had no operating mines in the United States that were subject to regulation by the MSHA under the Mine Act.

ITEM 16I DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS Page 84

Audited Financial Statements of the Company for the years ended December 31, 2021, 2020 and 2019.

ITEM 19. EXHIBITS

Exhibit Number	Description
1.1*	Articles of Incorporation (incorporated by reference from our Registration Statement on Form 20-F filed with the SEC on June 27, 2018).
1.2*	Amendment to Articles of Incorporation dated March 16, 2020 (incorporated by reference filed with the SEC on March 17, 2020.)
2.1	Description of Registered Securities
4.1*	Debt Settlement Agreement dated January 13, 2017 among Silver Elephant Mining Corp., Linx and John Lee (incorporated by reference from our Registration Statement on Form 20- F filed with the SEC on June 27, 2018).
4.2*	Mineral Lease Agreement dated June 22, 2017 between Silver Elephant Mining Corp. and Janelle Dietrich (incorporated by reference from our Registration Statement on Form 20-F filed with the SEC on June 27, 2018).
4.3*	Mineral Lease Agreement dated July 10, 2017 among Silver Elephant Mining Corp., Richard A. McKay, Nancy M. Minoletti and Pamela S. Scutt (incorporated by reference from our Registration Statement on Form 20-F filed with the SEC on June 27, 2018).
4.4*	Share Purchase Agreement dated February 7, 2018 among Silver Elephant Mining Corp., Medalist Capital Ltd. and 631208 B.C. Ltd. (incorporated by reference from our Registration Statement on Form 20-F filed with the SEC on June 27, 2018.
4.5*	Amendment to the Mineral Lease Agreement dated April 19, 2018 between Silver Elephant Mining Corp. and Janelle Dietrich (incorporated by reference from our Annual Report on Form 20-F filed with the SEC on March 31, 2019).
4.6*	Share-Based Compensation Plan (incorporated by reference from the Company’s Management information Circular filed with the SEC on December 22, 2021).
4.7*	English Summary of Pulacayo Joint Venture Agreement (incorporated by reference from our Annual Report on Form 20-F filed with the SEC on March 31, 2019).
4.8*	Underwriting Agreement between Silver Elephant Mining Corp., and Mackie Research Capital Corporation, Canaccord Genuity Corp. and Sprott Capital Partners LP. dated October 26, 2020 (incorporated by reference from our Form 6-K filed with the SEC on October 29, 2020).
4.9*	Amendment to Underwriting Agreement between Silver Elephant Mining Corp., and Mackie Research Capital Corporation, Canaccord Genuity Corp. and Sprott Capital Partners LP. dated November 17, 2020 (incorporated by reference from our Form 6-K filed with the SEC on November 18, 2020.)
4.10*	The El Triunfo Sales and Purchase Agreement dated July 13, 2020 between the Company’s subsidiary Illumina Silver Mining Corp. and a private party to acquire the El Triunfo Gold-Silver-Lead-Zinc Project (incorporated by reference filed with the SEC on February 9, 2021).
4.11*	Minago Project Asset Purchase Agreement dated January 21, 2021 (incorporated by reference and filed with the SEC on February 10, 2021)
4.12*	Voting Trust Agreement dated February 9, 2021 between Victory Nickel Inc. and the Company dated February 9, 2021 (incorporated by reference and filed with the SEC on February 10, 2021).
4.13*	Voting Trust Agreement in respect to the Company’s Common Shares dated February 9, 2021 (incorporated by reference and filed with the SEC on February 10, 2021).
4.14*	Debt Purchase Agreement between City Hall Capital LLC and Silver Elephant Mining Corp (redacted) . dated January 15, 2021 (incorporated by reference and filed with the SEC on February 10, 2021).
4.15	Amended and Restated Arrangement Agreement dated November 8, 2021.
8.1	List of Subsidiaries
12.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	43-101 Pulacayo 2020 Technical Report, effective Oct 13 2020 dated October 23, 2020 (incorporated by reference from our Form 6-K filed with the SEC on November 18, 2020)
15.2	S-K 1300 Pulacayo 2022 Technical Report, effective April 29, 2022 dated May 2, 2022.

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

SILVER ELEPHANT MINING CORP.
Date: May 6, 2022	By:	/s/ John Lee
John Lee
Chief Executive Officer

 SILVER ELEPHANT MINING CORP.

Annual Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Expressed in Canadian Dollars)

F-1

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

“John Lee”	“Irina Plavutska”
——————————	——————————
John Lee, Chief Executive Officer	Irina Plavutska, Chief Financial Officer

Vancouver, British Columbia

March 30, 2022

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of

Silver Elephant Mining Corp.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Silver Elephant Mining Corp. (the “Company”), as of December 31, 2021, 2020 and 2019 and the related consolidated statements of income (loss) and comprehensive income (loss), changes in equity (deficiency), and cash flows for the years ended December 31, 2021, 2020 and 2019 and the related notes (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Silver Elephant Mining Corp. as of December 31, 2021, 2020 and 2019 and the results of its operations and its cash flows for the years ended December 31, 2021, 2020 and 2019 in conformity with those requirements of International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

We have served as the Company’s auditor since 2013.

/s/ DAVIDSON & COMPANY LLP

Vancouver, Canada	Chartered Professional Accountants

March 30, 2022

SILVER ELEPHANT MINING CORP.

Consolidated Statements of Financial Position

(Expressed in Canadian Dollars)

As at		December 31,	December 31,	December 31,
	Notes	2021	2020	2019
Assets
Current assets
Cash	9	$579,508	$7,608,149	$3,017,704
Receivables	10	79,036	75,765	246,671
Prepaid expenses	11	103,931	114,717	135,767
Assets held for sale	7	40,052,477	-	-
		40,814,952	7,798,631	3,400,142
Non-current assets
Restricted cash equivalents	9	34,500	34,500	34,500
Reclamation deposits		21,055	21,055	21,055
Right-of-use asset	13	-	18,430	50,023
Equipment	14	41,035	153,800	159,484
Mineral properties	15	21,134,876	31,806,594	23,782,884
		$62,046,418	$39,833,010	$27,448,088
Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities	16	$2,502,139	$1,759,163	$2,420,392
Lease liability	17	-	20,533	32,285
Liabilities associated with assets held for sale	7	6,816,407	-	-
		9,318,546	1,779,696	2,452,677
Non-current liabilities
Lease liability	17	-	-	20,533
Provision for closure and reclamation	18	2,037,731	695,257	266,790
Tax provision	19	-	-	-
		11,356,277	2,474,953	2,740,000
Equity
Share capital	20	214,790,904	197,612,182	181,129,012
Reserves		26,335,247	24,852,022	24,058,336
Deficit		(191,935,861)	(185,106,147)	(180,479,260)
Equity attributable to owners of parent		49,190,290	37,358,057	24,708,088
Equity attributable to non-controlling interests	21	1,499,851	-	-
		$62,046,418	$39,833,010	$27,448,088

Approved on behalf of the Board:

"John Lee"	"Greg Hall"
John Lee, Director	Greg Hall, Director

Arrangement and Assets Held for Sale (Note 7)

Events after the reporting date (Note 29)

The accompanying notes form an integral part of these consolidated financial statements.

SILVER ELEPHANT MINING CORP.

Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)

(Expressed in Canadian Dollars)

		Year Ended December 31,
	Notes	2021	2020	2019
General and Administrative Expenses
Advertising and promotion		$559,183	$541,029	$794,182
Consulting and management fees	25	848,146	570,356	251,552
Depreciation and accretion		22,062	41,116	65,157
Director fees	25	119,801	108,600	103,805
Insurance		86,012	100,948	93,661
Office and administration		196,797	136,274	123,904
Professional fees		631,478	321,355	228,594
Salaries and benefits	25	613,007	530,065	760,182
Share-based payments	20	583,801	770,617	707,802
Stock exchange and shareholder services		315,371	180,433	139,908
Travel and accommodation		25,013	93,323	236,815
		(4,000,671)	(3,394,116)	(3,505,562)
Other Items
Costs in excess of recovered coal	26	(1,730,294)	(590,204)	(120,354)
Foreign exchange gain/(loss)		349,983	(64,841)	(443,203)
(Impairment)/recovery of mineral property	15	(1,278,817)	-	13,708,200
Impairment of prepaid expenses	11	-	(121,125)	(51,828)
Recovery of receivables, net	10	50,906	(470,278)	(16,304)
Loss on sale of marketable securities	12	(220,821)	-	-
Gain/(loss) on sale of equipment	14	-	13,677	(9,795)
Gain on debt settlement	28	-	-	7,952,700
		(2,829,043)	(1,232,771)	21,019,416
Net Income/(Loss) for Year		(6,829,714)	(4,626,887)	17,513,854
Net Income/(Loss) Per Common Share,
basic		$(0.33)	$(0.34)	$1.71
diluted		$(0.33)	$(0.34)	$1.71
Weighted Average Number of Common Shares Outstanding,
basic		20,986,610	13,790,180	10,220,811
diluted		20,986,610	13,790,180	10,239,815

The accompanying notes form an integral part of these consolidated financial statements.

SILVER ELEPHANT MINING CORP.

Consolidated Statements of Changes in Equity (Deficiency)

(Expressed in Canadian Dollars)

	Number of Shares	Share Capital	Reserves	Deficit	Total Shareholders' Equity (Deficiency)	Non-controlling interest	Total Equity (Deficiency)
Balance, December 31, 2018	9,531,613	$173,819,546	$23,413,830	$(197,993,114)	$(759,738)	$-	$(759,738)
Private placements, net of share issue costs	2,275,000	6,117,991	-	-	6,117,991	-	6,117,991
Finders shares	117,950	366,800	-	-	366,800	-	366,800
Debt Settlements	10,495	43,030	-	-	43,030	-	43,030
Exercise of stock options	62,250	328,095	(153,845)	-	174,250	-	174,250
Exercise of warrants	65,143	279,050	(28,478)	-	250,572	-	250,572
Bonus shares	50,000	115,000	-	-	115,000	-	115,000
Share compensation for services	17,500	59,500	-	-	59,500	-	59,500
Share-based payments	-	-	826,829	-	826,829	-	826,829
Gain for the year	-	-	-	17,513,854	17,513,854	-	17,513,854
Balance, December 31, 2019	12,129,951	$181,129,012	$24,058,336	$(180,479,260)	$24,708,088	$-	$24,708,088
Private placements, net of share issue costs	3,820,000	10,247,206	-	-	10,247,206	-	10,247,206
Finders units	15,690	(24,000)	24,000	-	-	-	-
Broker warrants	-	(226,917)	226,917	-	-	-	-
Shares issued for property acquisition	400,000	2,000,000	-	-	2,000,000	-	2,000,000
Exercise of stock options	123,375	572,659	(272,847)	-	299,812	-	299,812
Exercise of warrants	1,402,767	3,273,822	(166,628)	-	3,107,194	-	3,107,194
Bonus shares	160,100	640,400	-	-	640,400	-	640,400
Share-based payments	-	-	982,244	-	982,244	-	982,244
Loss for the year	-	-	-	(4,626,887)	(4,626,887)	-	(4,626,887)
Balance, December 31, 2020	18,051,883	$197,612,182	$24,852,022	$(185,106,147)	$37,358,057	$-	$37,358,057
Private placements, net of share issue costs	2,700,000	7,331,633	-	-	7,331,633	-	7,331,633
Finders warrants	-	(42,651)	42,651	-	-	-	-
Shares issued for property acquisition	2,005,231	6,231,637	-	-	6,231,637	-	6,231,637
Exercise of stock options	99,500	386,506	(179,682)	-	206,824	-	206,824
Exercise of warrants	1,268,341	3,271,597	(9,600)	-	3,261,997	-	3,261,997
Warrants issued for property acquisition	-	-	886,544	-	886,544	-	886,544
Flying Nickel FT shares and warrants, net of share issuance cost	-	-	-	-	-	1,284,757	1,284,757
Flying Nickel warrants issuable	-	-	-	-	-	215,094	215,094
Share-based payments	-	-	743,312	-	743,312	-	743,312
Loss for the year	-	-	-	(6,829,714)	(6,829,714)	-	(6,829,714)
Balance, December 31, 2021	24,124,955	$214,790,904	$26,335,247	$(191,935,861)	$49,190,290	$1,499,851	$50,690,141

The accompanying notes form an integral part of these consolidated financial statements.

SILVER ELEPHANT MINING CORP.

Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars)

		Years Ended December 31,
	Notes	2021	2020	2019
Operating Activities
Net gain/(loss) for year		$(6,829,714)	$(4,626,887)	$17,513,854
Adjustments to reconcile net loss to net cash flows:
Depreciation and accretion		90,197	64,387	65,157
Share-based payments	20	583,801	770,617	707,802
Unrealized foreign exchange (gain)/loss		-	-	(169,218)
Share compensation for services	20	660,000	720,900	356,003
Impairment/(recovery) of mineral property	15	1,278,817	-	(13,708,200)
Impairment of prepaid expenses	11	-	121,125	51,828
Impairment/(recovery) of receivables	10	(50,906)	470,278	16,304
Loss on sale of marketable securities	12	220,821	-	-
Gain on sale of equipment	14	-	13,677	9,795
Change in estimate reclamation provision	18	1,274,339	405,196	-
Gain on debt settlement	28	-	-	(7,952,700)
Total adjustments before working capital		(2,772,645)	(2,060,707)	(3,109,375)
Changes to working capital items
Receivables	10	47,635	(299,372)	(196,079)
Prepaid expenses and reclamation deposits	11	8,614	(100,075)	(29,323)
Accounts payable and accrued liabilities	16	525,236	(88,888)	659,264
Cashflows From Operating Activities		(2,191,160)	(2,549,042)	(2,675,513)
Investing Activities
Proceeds on sale of equipment	14	-	50,695	-
Purchase of equipment	14	-	(111,592)	(113,564)
Mineral property expenditures	15	(15,209,563)	(6,336,166)	(6,123,401)
Purchase of marketable securities	12	(1,000,000)	-	-
Sale of marketable securities	12	779,179	-	-
Cashflows From Investing Activities		(15,430,384)	(6,397,063)	(6,236,965)
Financing Activities
Proceeds from share issuance, net of share issue costs	20	7,331,633	10,201,706	6,237,791
Proceeds from exercise of stock options	20	206,824	299,812	174,250
Proceeds from exercise of warrants	20	2,601,997	3,072,194	250,572
Flow-through shares, net of share issue costs	21	1,424,228	-	-
Subscription receipts, net of deferred transaction costs	21	6,565,752	-	-
Lease payments	17	(22,939)	(37,162)	(36,528)
Cashflows From Financing Activities		18,107,495	13,536,550	6,626,085
Net decrease in cash		485,951	4,590,445	(2,286,393)
Cash - beginning of year		7,608,149	3,017,704	5,304,097
Cash held in assets held for sale	7	(7,514,592)
Cash - end of year		$579,508	$7,608,149	$3,017,704

Supplemental cash flow information (Note 27)

The accompanying notes form an integral part of these consolidated financial statements.

SILVER ELEPHANT MINING CORP. Notes to Annual Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

1. DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Silver Elephant Mining Corp. (the “Company” or “ELEF”) is incorporated under the laws of the province of British Columbia, Canada. The common shares without par value in the capital of the Company (the “Common Shares”) are listed for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “ELEF” and on the Frankfurt Stock Exchange under the symbol “1P2N” and are quoted on the OTCQX® Best Market under the symbol “SILEF”. The Company maintains its registered and records office at Suite 1610 – 409 Granville Street, Vancouver, British Columbia, Canada, V6C 1T2.

The Company is a mineral exploration stage company. The Company’s projects are the Pulacayo Paca silver-lead-zinc property in Bolivia (the “Pulacayo Project”), the El Triunfo gold-silver-lead-zinc project in Bolivia (“the Triunfo Project”), the Gibellini vanadium project in the State of Nevada, USA (the “Gibellini Project”), and the Minago nickel project in Manitoba, Canada (the “Minago Project”). The Company also owns or holds 100% interests in each of the following projects: (a) the Titan vanadium-titanium-iron project located in Ontario, Canada, (b) the Sunawayo silver-zinc-lead project in Bolivia, (c) the Ulaan Ovoo coal project located in Mongolia, and (d) the Chandgana Khavtgai and Tal coal projects, located in Mongolia; all of which have been fully impaired.

As at December 31, 2021 the Company was in the process of completing a strategic reorganization of the business through a statutory plan or arrangement (the “Arrangement”) under the Business Corporations Act (British Columbia) dated November 8, 2021 pursuant to which it shall:

i.	complete a consolidation of the outstanding share capital of ELEF whereby each 10 pre-consolidation ELEF share shall be exchanged for one post-consolidation ELEF share;
ii.	transfer certain royalties presently held by ELEF in certain projects into its own entity, Battery Metals Royalty Corp. (“RoyaltyCo”), a wholly owned subsidiary of ELEF;
iii.	spin-off the Minago Project into its own entity, Flying Nickel Mining Corp.(“NickelCo” or “Flying Nickel”), a wholly owned subsidiary of ELEF;
iv.	and spin-off the Gibellini Project into its own entity, Nevada Vanadium Mining Corp. (“VanadiumCo”), a wholly owned subsidiary of ELEF.

Subsequent to December 31, 2021, on January 14, 2022, the Company’s share capital was consolidated on the basis of one (1) new share for each ten (10) old shares (the “Consolidation”). All common share, warrant, option and per share amounts have been retroactively adjusted.

These consolidated annual financial statements (the “Annual Financial Statements”) have been prepared under the assumption that the Company is a going concern, which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. As at December 31, 2021, the Company has a deficit of $192 million. The operations of the Company were primarily funded by the issuance of capital stock and proceeds from option and warrant exercises.

The continued operations of the Company are dependent on its ability to develop a sufficient financing plan, receive continued financial support from related parties, complete sufficient public equity financings or generate profitable operations in the future. These material uncertainties may cast significant doubt on the entity’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue its business.

Risks associated with Public Health Crises, including COVID-19

The Company’s business, operations and financial condition could be materially adversely affected by the outbreak of epidemics, pandemics or other health crises, such as the outbreak of COVID-19 that was designated as a pandemic by the World Health Organization on March 11, 2020. The international response to the spread of COVID-19 has led to significant restrictions on travel, temporary business closures, quarantines, global stock market volatility and a general reduction in consumer activity. Such public health crises can result in operating, supply chain and project development delays and disruptions, global stock market and financial market volatility, declining trade and market sentiment, reduced movement of people and labour shortages, and travel and shipping

SILVER ELEPHANT MINING CORP. Notes to Annual Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

1. DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS (cont’d…)

disruption and shutdowns, including as a result of government regulation and prevention measures, or a fear of any of the foregoing, all of which could affect commodity prices, interest rates, credit risk and inflation.

In addition, the current COVID-19 pandemic, and any future emergence and spread of similar pathogens could have an adverse impact on global economic conditions which may adversely impact the Company’s operations, and the operations of suppliers, contractors and service providers, including smelter and refining service providers, and the demand for the Company’s production.

The Company may experience business interruptions, including suspended (whether government mandated or otherwise) or reduced operations relating to COVID-19 and other such events outside of the Company’s control, which could have a material adverse impact on its business, operations and operating results, financial condition and liquidity.

As at the date of the consolidated financial statements, the duration of the business disruptions internationally and related financial impact of COVID-19 cannot be reasonably estimated. It is unknown whether and how the Company may be affected if the pandemic persists for an extended period of time. In particular, the region in which we operate may not have sufficient public infrastructure to adequately respond or efficiently and quickly recover from such event, which could have a materially adverse effect on the Company’s operations. The Company’s exposure to such public health crises also includes risks to employee health and safety. Should an employee, contractor, community member or visitor become infected with a serious illness that has the potential to spread rapidly, this could place the Company’s workforce at risk

2. BASIS OF PRESENTATION

These Annual Financial Statements have been prepared in accordance with and using accounting policies in full compliance with International Financial Reporting Standards (“IFRS”) and International Accounting Standards (“IAS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”), effective for the Company’s reporting year ended December 31, 2021.

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

The Annual Consolidated Financial Statements were reviewed by the Audit Committee and approved and authorized for issue by the Board of Directors on March 30, 2022.

3. BASIS OF CONSOLIDATION

The Annual Financial Statements comprise the financial statements of the Company and its wholly owned and partially owned subsidiaries as at December 31, 2021. Subsidiaries are consolidated from the date of acquisition, being the date on which the Company obtains control, and continue to be consolidated until the date when such control ceases. Effects of transactions between subsidiaries are eliminated on consolidation. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company. Accounting policies of the subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company.

SILVER ELEPHANT MINING CORP. Notes to Annual Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

3.  BASIS OF CONSOLIDATION (cont’d…)

The Company’s significant subsidiaries at December 31, 2021 are presented in the following table:

Subsidiary	Location	Ownership interest	Projects Owned

Nevada Vanadium Mining Corp.*	Canada	100%
Nevada Vanadium Holding Corp.*	Canada	100%	Gibellini project
Flying Nickel Mining Corp.*	Canada	0.01%
Battery Metals Royalty Corp.*	Canada	100%
Apogee Minerals Bolivia S. A.	Bolivia	98%	Pulacayo project
ASC Holdings Limited	Bolivia	100%	Paca project
Illumina Silver Mining Corp.	Canada	100%	Triunfo and Sunawayo projects
Red Hill Mongolia LLC	Mongolia	100%	Ulaan Ovoo mine
Chandgana Coal LLC	Mongolia	100%	Chandgana project

*Subsidiaries held for spin-off

**Percentage of voting power is in proportion to ownership, except for Flying Nickel Mining Corp.

Nevada Vanadium Mining Corp. (former 1324825 B.C. Ltd.) (“VanadiumCo”) was incorporated on September 17, 2021, under the laws of the province of British Columbia, Canada and wholly owned by ELEF.

Nevada Vanadium Holding Corp. (former Nevada Vanadium Mining Corp.) was incorporated on August 28, 2019, under the laws of the province of British Columbia, Canada and wholly owned by VanadiumCo.

Battery Metals Royalties Corp. (“RoyaltyCo”) was incorporated on July 9, 2021, under the laws of the province of British Columbia, Canada and wholly owned by ELEF.

Flying Nickel Mining Corp. (“NickelCo”) was incorporated on December 21, 2020, under the laws of the province of British Columbia, Canada and was wholly owned by ELEF.

4. CHANGES IN ACCOUNTING POLICIES

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

SILVER ELEPHANT MINING CORP. Notes to Annual Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

4. CHANGES IN ACCOUNTING POLICIES(cont’d…)

These amendments:

- specify that the rights and conditions existing at the end of the reporting period are relevant in determining whether the Company has a right to defer settlement of a liability by at least twelve months;

- provide that management’s expectations are not a relevant consideration as to whether the Company will exercise its rights to defer settlement of a liability; and

- clarify when a liability is considered settled.

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

(b) Impairment (recovery) assessment of deferred exploration interests

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

During the year ended December 31, 2021, the Company wrote-off $1,278,816 (2020 - $Nil, 2019 - $Nil) of capitalized mineral property costs. During the year ended December 31, 2019, the Company reversed $13,708,200 of impairment (Note 15).

SILVER ELEPHANT MINING CORP. Notes to Annual Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

5. SIGNIFICANT JUDGMENTS, ESTIMATES AND ASSUMPTIONS(cont’d…)

(c) Deferred Tax Assets and Liabilities

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

(d) Depreciation

Significant judgment is involved in the determination of useful life and residual values for the computation of depreciation, depletion and amortization and no assurance can be given that actual useful lives and residual values will not differ significantly from current assumptions.

(e) Determination of Control over Non-Controlling Interest

The determination of control of subsidiaries involves significant judgment. De facto control exists in circumstances when an entity owns less than 50% voting rights in another entity but has control for reasons other than voting rights or contractual and other statutory means. These consolidated financial statements include the results of Flying Nickel as management has determined that the Company has de facto control over Flying Nickel as the Company has the practical ability to direct the relevant activities of Flying Nickel and controls the Board of Directors for all periods presented.

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

(b) Impairment

The carrying value of long-lived assets are reviewed each reporting period to determine whether there is any indication of impairment. If the carrying amount of an asset exceeds its recoverable amount, the asset is impaired, and an impairment loss is recognized in the consolidated statement of income (loss) and comprehensive income (loss). The assessment of fair values, including those of the cash generating units (the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflow from other assets or groups of assets) (“CGUs”) for purposes of testing impairment, require the use of estimates and assumptions for recoverable production, long-term commodity prices, discount rates, foreign exchange rates, future capital requirements and operating performance. Changes in any of the assumptions or estimates used in determining the fair value of long-lived assets could impact the impairment analysis.

SILVER ELEPHANT MINING CORP. Notes to Annual Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

5. SIGNIFICANT JUDGMENTS, ESTIMATES AND ASSUMPTIONS(cont’d…)

(c) Allowance for doubtful accounts, and the recoverability of receivables and prepaid expense amounts.

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

Management has made significant assumptions about the recoverability of receivables and prepaid expense amounts. During the year ended December 31, 2021 the Company recovered $81,321 (2020 - $Nil, 2019 - $Nil) of receivables which had been previously written-off. During the year ended December 31, 2021 the Company wrote-off $30,415 (2020 - $470,278; 2019 - $16,304) of trade receivables and $Nil (2020 - $121,125; 2019 - $51,828) of prepaid expenses for which not future benefit is expected to be received.

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

(e) Share-based payments

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

SILVER ELEPHANT MINING CORP. Notes to Annual Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

6. SIGNIFICANT JUDGMENTS, ESTIMATES AND ASSUMPTIONS(cont’d…)

(g) Fair value measurement

The Company measures financial instruments at fair value at each reporting date. The fair values of financial instruments measured at amortized cost are disclosed in Note 23. Also, from time to time, the fair values of non-financial assets and liabilities are required to be determined, e.g., when the entity acquires a business, completes an asset acquisition or where an entity measures the recoverable amount of an asset or cash-generating unit at fair value less costs of disposal. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

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

(h) Assets/liabilities held for spin-off

Assets held for spin-off and liabilities held for spin-off have been assessed individually to determine their fair value less costs to spin-off under current market conditions. Fair value less costs to spin-off is measured with reference to the fair value of the equity received as consideration. The Company believes that the valuation assumptions reflect a reasonable estimate of the recoverable amount of each account or asset.

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

SILVER ELEPHANT MINING CORP. Notes to Annual Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

6. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES(cont’d…)

(b) Mineral properties (cont’d…)

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

The Company conducts its mineral exploration activities in compliance with applicable environmental protection legislation. Other than as disclosed in Note 18, the Company is not aware of any existing environmental issues related to any of its current or former properties that may result in material liability to the Company. Environmental legislation is becoming increasingly stringent and costs and expenses of regulatory compliance are increasing. The impact of new and future environmental legislation on the Company’s operations may cause additional expenses and restrictions. If the restrictions adversely affect the scope of exploration and development on the mineral properties, the potential for production on the property may be diminished or negated.

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

SILVER ELEPHANT MINING CORP. Notes to Annual Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

6. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES(cont’d…)

(c) Equipment (cont’d…)

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

(d) Impairment of non-current assets and Cash Generating Units (“CGU”)

At the end of each reporting period, the Company reviews the carrying amounts of its long lived assets to determine whether there is an indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any).

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

(d) Foreign currency translation

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

SILVER ELEPHANT MINING CORP. Notes to Annual Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

6. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES(cont’d…)

(e) Deferred development costs

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

(f) Unit offerings

Proceeds received on the issuance of units, consisting of common shares and warrants, are allocated first to common shares based on the market trading price of the common shares at the time the units are priced, and any excess is allocated to warrants.

(g) Share-based payments

The Company has a share purchase option plan that is described in Note 20. The Company accounts for share-based payments using a fair value-based method with respect to all share-based payments to directors, officers, employees, and service providers. Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of the goods or services received or if such fair value is not reliably measurable, at the fair value of the equity instruments issued. The fair value is recognized as an expense or capitalized to mineral properties or property and equipment with a corresponding increase in option reserve. This includes a forfeiture estimate, which is revised for actual forfeitures in subsequent periods.

Where the terms and conditions of options are modified before they vest, the increase in the fair value of the options, measured immediately before and after the modification, is also charged to the consolidated statement of income (loss) and consolidated income (loss) over the remaining vesting period.

Upon the exercise of the share purchase option, the consideration received, and the related amount transferred from option reserve are recorded as share capital.

(h) Loss/gain per share

Basic loss/gain per share is calculated using the weighted average number of common shares outstanding during the period. The Company uses the treasury stock method to compute the dilutive effect of options and warrants. Under this method the dilutive effect on earnings per share is calculated presuming the exercise of outstanding options and warrants. It assumes that the proceeds of such exercise would be used to repurchase common shares at the average market price during the period. However, the calculation of diluted loss/gain per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive.

SILVER ELEPHANT MINING CORP. Notes to Annual Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

6. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES(cont’d…)

(i) Income taxes

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

(j) Provision for closure and reclamation

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

(k) Financial instruments

Classification

Financial assets are classified at initial recognition as either: measured at amortized cost, FVTPL or fair value through other comprehensive income (“FVOCI”). The classification depends on the Company’s business model for managing the financial assets and the contractual cash flow characteristics. For assets measured at fair value, gains and losses will either be recorded in profit or loss or OCI. Derivatives embedded in contracts where the host is a financial asset in the scope of the standard are never separated. Instead, the hybrid financial instrument as a whole is assessed for classification. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL or the Company has opted to measure at FVTPL.

SILVER ELEPHANT MINING CORP. Notes to Annual Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

Measurement

Financial assets and liabilities at FVTPL are initially recognized at fair value and transaction costs are expensed in the consolidated statement of loss and comprehensive loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets or liabilities held at FVTPL are included in the consolidated statement of income (loss) and comprehensive income (loss) in the period in which they arise. Where the Company has opted to designate a financial liability at FVTPL, any changes associated with the Company’s credit risk will be recognized in OCI. Financial assets and liabilities at amortized cost are initially recognized at fair value, and subsequently carried at amortized cost less any impairment.

6. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES(cont’d…)

(k) Financial instruments (cont’d…)

Impairment

The Company assesses on a forward-looking basis the expected credit loss (“ECL”) associated with financial assets measured at amortized cost, contract assets and debt instruments carried at FVOCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk. Please refer to Note 23 for relevant fair value measurement disclosures.

(l) Disposal groups held for sale and discontinued operations

Disposal groups are classified as held for sale if their carrying amount will be recovered principally through a spin-off transaction rather than through continuing use and a sale is considered highly probable. They are measured at the lower of their carrying amount and fair value less costs to sell, except for assets such as deferred tax assets, assets arising from employee benefits, financial assets and investment property that are carried at fair value and contractual rights under insurance contracts, which are specifically exempt from these requirements.

An impairment loss or recovery is recognized for any initial or subsequent write-down or write-up of the disposal group to fair value less costs to sale. A gain is recognized for any subsequent increases in fair value less costs to sell of a disposal group, but not in excess of any cumulative impairment loss previously recognized. A gain or loss not previously recognized by the date of the sale of the disposal group is recognized at the date of derecognition.

Non-current assets, including those that are part of a disposal group, are not depreciated or amortized while they are classified as held for sale. Interest and other expenses attributable to the liabilities of a disposal group classified as held for sale continue to be recognized. Non-current assets classified as held for sale and the assets of a disposal group classified as held for sale are presented separately from the other assets in the statement of financial position. The liabilities of a disposal group classified as held for sale are presented separately from other liabilities in the balance sheet.

A discontinued operation is a component of the entity that has been disposed of or is classified as held for sale and that represents a separate major line of business or geographical area of operations, is part of a single coordinated plan to dispose of such a line of business or area of operations, or is a subsidiary acquired exclusively with a view to resale. The results of discontinued operations are presented separately in the statement of profit or loss.

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

SILVER ELEPHANT MINING CORP. Notes to Annual Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

As a lessee, we recognize a right-of-use asset, which is included in property, plant and equipment, and a lease liability at the commencement date of a lease. The right-of-use asset is initially measured at cost, which is comprised of the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any decommissioning and restoration costs, less any lease incentives received.

The right-of-use asset is subsequently depreciated from the commencement date to the earlier of the end of the lease term, or the end of the useful life of the asset. In addition, the right-of-use asset may be reduced due to impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

6. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES(cont’d…)

(m) Leases (cont’d…)

A lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by the interest rate implicit in the lease, or if that rate cannot be readily determined, our incremental borrowing rate. Lease payments included in the measurement of the lease liability are comprised of:

•	fixed payments, including in-substance fixed payments, less any lease incentives receivable;
•	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;
•	amounts expected to be payable under a residual value guarantee;
•	exercise prices of purchase options if we are reasonably certain to exercise that option; and
•	payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease.

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

(n) Flow-through shares

Canadian Income Tax legislation permits an enterprise to issue securities referred to as flow-through shares, whereby the investor can claim the tax deductions arising from the renunciation of the related resource expenditures. The Company accounts for flow-through shares whereby the premium paid for the flow-through shares in excess of the market value of the shares without flow-through features at the time of issue is credited to other liabilities and included in profit or loss at the same time the qualifying expenditures are made.

(o) Non-controlling interest

Non-controlling interest in the Company’s less than wholly owned subsidiaries is classified as a separate component of equity. On initial recognition, non-controlling interest is measured at the fair value of the non-controlling entity’s contribution into the related subsidiary. Subsequent to the original transaction date, adjustments are made to the carrying amount of non-controlling interest for the non-controlling interest’s share of changes to the subsidiary’s equity.

SILVER ELEPHANT MINING CORP. Notes to Annual Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

Changes in the Company’s ownership interest in a subsidiary that do not result in a loss of control are recorded as equity transactions. The carrying amount of non-controlling interest is adjusted to reflect the change in the non-controlling interest’s relative interest in the subsidiary, and the difference between the adjustment to the carrying amount of non-controlling interests and the Company’s share of proceeds received and/or consideration paid is recognized directly in equity and attributed to owners of the Company.

7. ARRANGEMENT AND ASSETS HELD FOR SALE

As at December 31, 2021 the Company was in the process of completing the Arrangement dated November 8, 2021 pursuant to which it shall:

i.	complete a consolidation of the outstanding share capital of ELEF whereby each 10 pre-consolidation ELEF share shall be exchanged for one post-consolidation ELEF share (completed);
ii.	transfer certain royalties presently held by ELEF in certain projects into RoyaltyCo (completed);
iii.	spin-off the Minago Project into NickelCo (completed);
iv.	and spin-off the Gibellini Project into VanadiumCo (completed) (collectively, the “SpinCos” or “SpinCo”)..

ELEF will transfer assets, as described above, to each spin-out subsidiary in consideration for the following:

•	NickelCo will purchase the Minago Project assets from ELEF in exchange for the issuance of 50,000,000 NickelCo shares and the assumption of certain liabilities related to the underlying assets;
•	RoyaltyCo will purchase the royalties from ELEF in exchange for the issuance of 1,785,430 RoyaltyCo shares;
•	VanadiumCo will purchase the Gibellini Project assets from ELEF in exchange for the issuance of 50,000,000 VanadiumCo shares and the assumption of certain liabilities related to the underlying assets;
•	and RoyaltyCo will purchase certain of the outstanding shares of both VanadiumCo and NickelCo in exchange for the issuance of RoyaltyCo shares.

Upon the Arrangement completion:

i.	the authorized share capital of ELEF shall be reorganized and its articles amended by the creation of an unlimited number of Class A Shares;
ii.	and each ELEF shareholder will exchange each post-Consolidation ELEF share to receive: one share of each of NickelCo and VanadiumCo; two shares of RoyaltyCo; and one Class A share of ELEF

Holders of outstanding ELEF warrants and options after the Record Date will be entitled to receive, upon exercise of each such warrant and option at the same original exercise price and in accordance with the terms of such warrant and option, one share of each of NickelCo and VanadiumCo.; two shares of the RoyaltyCo (collectively, the “Reserved Shares”); and one Class A share of ELEF.

On December 22, 2021, the Company received shareholder approval of the Arrangement. On January 12, 2022, the Company received BC Supreme Court approval of the Arrangement. On January 14, 2022, the Company received regulatory approval and completed the Arrangement.

The Company is entered into Services Agreements with each SpinCo pursuant to which the Company will provide office space, furnishings and equipment, communications facilities, and personnel necessary for the SpinCos to fulfill their basic day-to-day head office and executive responsibilities in a pro-rata cost-recovery basis.

SILVER ELEPHANT MINING CORP. Notes to Annual Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

As at December 31, 2021, management determined the assets and liabilities of the SpinCos met the definitions of assets held for sale in accordance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations. Consequently, assets and liabilities of the SpinCos were classified as a disposal group. In accordance with IFRS 5, on the reclassification of disposal group as assets held for sale or spin-off and discontinued operations, the Company remeasured the net assets of the SpinCos at the lower of cost and fair value less costs of disposal.

The net assets to be transferred to NickelCo were valued at $17,192,325 which was based on their carrying value at year-end. The net assets to be transferred to VanadiumCo were valued at $16,043,745 which was based on their carrying value at year-end. There was $Nil value ascribed to the royalties to be transferred to RoyaltyCo as they were internally generated assets with a $Nil carrying value.

During the year-ended December 31, 2021, the Company incurred $426,394 in transaction costs related to the Arrangement which were equally applied to each spin-out subsidiary.

7. ARRANGEMENT AND ASSETS HELD FOR SALE(cont’d…)

As at December 31, 2021, the following is a summary of the assets and liabilities held for sale:

	December 31, 2021
	NickelCo	VanadiumCo	Total
Current assets
Cash	$7,514,181	$411	$7,514,592
Prepaid expenses	-	2,172	2,172
Equipment	-	65,490	65,490
Mineral properties	16,452,656	16,017,567	32,470,223
	23,966,837	16,085,640	40,052,477

Current liabilities
Accounts payable and accrued liabilities	$284,383	$41,895	$326,278
Flying Nickel FT share liability	139,471	-	139,471
Flying Nickel subscription receipts, net	6,350,658	-	6,350,658
	6,774,512	41,895	6,816,407
Net assets	$17,192,325	$16,043,745	$33,236,070

SILVER ELEPHANT MINING CORP. Notes to Annual Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

8. SEGMENTED INFORMATION

The Company operates in one operating segment, being the acquisition, exploration and development of mineral properties. Geographic segmentation of the Company’s non-current assets is as follows:

	December 31, 2021
	Canada	USA	Mongolia	Bolivia	Total
Reclamation deposits	$-	$-	$21,055	$-	$21,055
Equipment	5,111	-	7,391	28,533	41,035
Mineral properties	-	-	-	21,134,876	21,134,876
	$5,111	$-	$28,446	$21,163,409	$21,196,966

	December 31, 2020
	Canada	USA	Mongolia	Bolivia	Total
Reclamation deposits	$-	$-	$21,055	$-	$21,055
Equipment	9,729	80,401	2,790	60,880	153,800
Mineral properties	-	13,290,081	-	18,516,513	31,806,594
	$9,729	$13,370,482	$23,845	$18,577,393	$31,981,449

	December 31, 2020
	Canada	USA	Mongolia	Bolivia	Total
Reclamation deposits	$-	$-	$21,055	$-	$21,055
Equipment	12,005	89,826	35,721	21,932	159,484
Mineral properties	-	8,600,658	-	15,182,226	23,782,884
	$12,005	$8,690,484	$56,776	$15,204,158	$23,963,423

9. CASH AND RESTRICTED CASH EQUIVALENTS

Cash and restricted cash equivalents of the Company are comprised of bank balances and a guaranteed investment certificate which can be readily converted into cash without significant restrictions, changes in value or penalties.

	December 31, 2021	December 31, 2020	December 31, 2019
Cash	$579,508	$7,608,149	$3,017,704
Restricted cash equivalents	34,500	34,500	34,500
	614,008	7,642,649	3,052,204

Restricted Cash Equivalents

As at December 31, 2021, a guaranteed investment certificate of $34,500 (2020 - $34,500, 2019 – $34,500) has been pledged as collateral for the Company’s credit card.

10. RECEIVABLES

Trade receivables are non-interest-bearing and are generally on terms of 30 to 90 days.

	December 31,
	2021	2020	2019
Input tax recoverable	$79,036	$73,804	$20,741
Trade receivable	-	1,961	195,433
Subscriptions receivable	-	-	30,497
	$79,036	$75,765	$246,671

During the year ended December 31, 2021, the Company recovered $50,906 (2020 - $Nil, 2019 - $Nil) of receivables which were impaired in the prior year. The Company wrote-off $Nil (2020 - $470,278, 2019 - $16,304) of receivables which are no longer expected to be recovered.

SILVER ELEPHANT MINING CORP. Notes to Annual Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

11. PREPAID EXPENSES

	December 31,
	2021	2020	2019
General	$15,467	$26,759	$44,613
Insurance	71,774	69,096	59,815
Environmental and taxes	6,850	6,850	6,850
Rent	9,840	12,012	24,489
	$103,931	$114,717	$135,767

During the year ended December 31, 2021, the Company wrote-off $Nil (2020 - $121,125, 2019 - $51,828) of prepaid expenses for which no future benefit is expected to be received.

12. MARKETABLE SECURITIES

Marketable securities consist of investments in common shares of public companies. The fair value of the listed marketable securities has been determined directly by reference to published price quotation in an active market.

On February 8, 2021, pursuant to an Asset Purchase Agreement with Victory Nickel Inc. (“Victory Nickel”) dated January 21, 2021, the Company subscribed to 40,000,000 common shares of Victory Nickel (“VN share”) at a price per VN share of $0.025 for cash consideration of $1,000,000 which resulted in the Company owning approximately 29% of Victory Nickel post-investment on a non-diluted basis.

The Company has determined it does not have significant influence over Victory Nickel and therefore accounts for the investment at Fair Value Through Profit or Loss.

12. MARKETABLE SECURITIES(cont’d…)

During the year ended December 31, 2021, the Company disposed of 40,000,000 common shares of Victory Nickel for total proceeds of $779,179. As at December 31, 2021, the Company holds Nil Victory Nickel shares.

The following table summarizes information regarding the Company’s marketable securities:

	December 31,
Marketable securities	2021	2020	2019
Balance, beginning of year	$-	$-	$-
Additions	1,000,000	-	-
Share sale	(779,179)	-	-
Loss on share sale	(220,821)	-	-
Balance, end of year	$-	$-	$-

13. RIGHT-OF-USE ASSET

During the first-time application of IFRS 16 to the Company’s office lease, the recognition of a right of use asset was required and the leased asset was measured at the amount of the lease liability using the Company’s current incremental borrowing rate of 10%. The lease contains no extension or termination options. The following table presents the right-of-use-asset as at December 31, 2019, December 31, 2020 and December 31. 2020:

Balance at December 31, 2019	$50,023
Depreciation	(31,593)
Balance at December 31, 2020	$18,430
Depreciation	(18,430)
Balance at December 31, 2021	$-

SILVER ELEPHANT MINING CORP. Notes to Annual Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

14. EQUIPMENT

On October 10, 2018, the Company signed a lease agreement (the “Lease”) with an arms-length private Mongolian company (the “Lessee”) whereby the Lessee plans to perform mining operations at the Company’s Ulaan Ovoo coal mine and will pay the Company US$2.00 (the “Production Royalty”) for every tonne of coal shipped from the Ulaan Ovoo site premises. The Lessee paid the Company US$100,000 in cash (recorded as other income on the consolidated statement of income (loss) and comprehensive income (loss)) as a non-refundable advance royalty payment and is preparing, at its own and sole expense, to restart and operate the Ulaan Ovoo mine with its own equipment, supplies, housing and crew.

The Lease is valid for 3 years with an annual advance royalty payment (“ARP”) for the first year of US$100,000 which was due and paid upon signing, and US$150,000 and US$200,000 due on the 1st and 2nd anniversary of the Lease, respectively. The ARP can be credited towards the US$2.00 per tonne Production Royalty payments to be made to the Company as the Lessee starts to sell Ulaan Ovoo coal. The 3-year Lease will be extended upon mutual agreement and negotiations are in process as at the audit report date.

As at December 31, 2020, the first and second anniversary payments due had not been collected and the Company recorded a full provision in the amount of $470,278 (US$350,000) due to uncertainty of their collection. As at December 31, 2021, the Company had collected an additional $81,321 (US $64,504) and recorded a recovery of accounts receivable (Note 10).

The impaired value of $Nil for deferred development costs at Ulaan Ovoo property at December 31, 2021 (2020, 2019 - $Nil) remains unchanged.

The following table summarized information regarding the Company’s equipment as at December 31, 2021, 2020, and 2019:

SILVER ELEPHANT MINING CORP. Notes to Annual Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

14. EQUIPMENT

	Computer	Furniture &		Mining
	Equipment	Equipment	Vehicles	Equipment	Total
Cost
Balance, December 31, 2018	$103,254	$278,845	$172,692	$24,476	$579,267
Additions/(Disposals)	-	-	46,914	-	46,914
Balance, December 31, 2019	$103,254	$278,845	$219,606	$24,476	$626,181
Accumulated depreciation
Balance, December 31, 2018	$98,011	$233,424	$143,179	$3,491	$478,105
Disposals	-	-	(39,178)	-	(39,178)
Depreciation for year	792	12,445	10,641	3,892	27,770
Balance, December 31, 2019	$98,803	$245,869	$114,642	$7,383	$466,697
Carrying amount at December 31, 2019	$4,451	$32,976	$104,964	$17,093	$159,484
Cost
Balance, December 31, 2019	$103,254	$278,845	$219,606	$24,476	$626,181
Additions	-	-	111,592	-	111,592
Disposals	(1,326)	-	(76,803)	-	(78,129)
Balance, December 31, 2020	$101,928	$278,845	$254,395	$24,476	$659,644
Accumulated depreciation
Balance, December 31, 2019	$98,803	$245,869	$114,642	$7,383	$466,697
Disposals	-	-	(12,431)	-	(12,431)
Depreciation for year	2,003	6,243	40,161	3,171	51,578
Balance, December 31, 2020	$100,806	$252,112	$142,372	$10,554	$505,844
Carrying amount at December 31, 2020	$1,122	$26,733	$112,023	$13,922	$153,800
Cost
Balance, December 31, 2020	$101,928	$278,845	$254,395	$24,476	$659,644
Balance, December 31, 2021	$101,928	$278,845	$254,395	$24,476	$659,644
Accumulated depreciation
Balance, December 31, 2020	$100,806	$252,112	$142,372	$10,554	$505,844
Depreciation for year	1,122	13,716	29,854	2,583	47,275
Balance, December 31, 2021	$101,928	$265,828	$172,226	$13,137	$553,119
Carrying amount at December 31, 2021	$-	$13,017	$82,169	$11,339	$106,525
Cost transfer to held for sale	$-	$(2,012)	$(70,539)	$(24,476)	$(97,027)
Depreciation transfer to held for sale	-	1,078	17,322	13,137	31,537
Carrying amount ransfer to held for sale, Note 7	$-	$(934)	$(53,217)	$(11,339)	$(65,490)
Carrying amount at December 31, 2021	$-	$12,083	$28,952	$-	$41,035

SILVER ELEPHANT MINING CORP. Notes to Annual Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

15. MINERAL PROPERTIES

	Pulacayo	Gibellini*	Sunawayo	Triunfo	Minago*	Total
Balance, December 31, 2018	$-	$3,643,720	$-	$-	$-	$3,643,720
Additions:
Acquisition cost	$-	$-	$-	$-	$-	$-
Deferred exploration costs:
Licenses, tax, and permits	6,239	286,158	-	-	-	292,397
Geological and consulting	964,716	3,200,773	-	-	-	4,165,489
Personnel, camp and general	503,071	1,470,007	-	-	-	1,973,078
	1,474,026	4,956,938	-	-	-	6,430,965
Impairment Recovery	13,708,200	-	-	-	-	13,708,200
Balance, December 31, 2019	$15,182,226	$8,600,658	$-	$-	$-	$23,782,885
Additions:
Acquisition cost	$-	$2,253,566	$396,936	$135,676	$-	$2,786,178
Deferred exploration costs:
Licenses, tax, and permits	5,733	348,165	-	-	-	353,898
Geological and consulting	1,767,089	897,085	116,152	327,989	-	3,108,315
Personnel, camp and general	584,712	1,190,607	-	-	-	1,775,320
	2,357,534	2,435,857	116,152	327,989	-	5,237,531
Balance, December 31, 2020	$17,539,760	$13,290,081	$513,088	$463,665	$-	$31,806,594
Additions:
Acquisition cost	$-	$-	$-	$-	$16,011,151	$16,011,151
Deferred exploration costs:
Licenses, tax, and permits	5,200	390,098	-	-	54,276	449,574
Geological and consulting	2,532,970	1,547,810	765,728	209,260	334,648	5,390,416
Personnel, camp and general	384,021	789,578	-	-	52,580	1,226,179
	2,922,191	2,727,486	765,728	209,260	441,504	7,066,169
Balance, December 31, 2021	20,461,952	16,017,567	1,278,816	672,925	16,452,655	54,883,914
Impairment	-	-	(1,278,816)	-	-	(1,278,816)
Transfer to held for sale, Note 7	-	(16,017,567)	-	-	(16,452,655)	(32,470,222)
Balance, December 31, 2021	$20,461,951	$-	$-	$672,925	$-	$21,134,876

*Mineral properties held for sale.

SILVER ELEPHANT MINING CORP. Notes to Annual Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

15. MINERAL PROPERTIES (cont’d...)

Pulacayo Project, Bolivia

The Company holds an interest in the Pulacayo Paca silver-lead-zinc project in Bolivia (the “Pulacayo Project”).

The Pulacayo Project mining rights are recognized by two legally independent contractual arrangements, one covering all, except the Apuradita deposit, from a mining production contract (the “Pulacayo MPC”) between the Company and the Corporación Minera de Bolivia (“COMIBOL”), a Bolivian state mining company, and the original holder of the rights, executed on October 3, 2019. The Pulacayo MPC grants the Company the 100% exclusive right to develop and mine at the Pulacayo and Paca concessions for up to 30 years against certain royalty payments. In connection with the Apuradita deposit, its rights are covered by a second contractual arrangement, with the Bolivian Jurisdictional Mining Authority, acting for the Government of Bolivia, which is in process of formalization, as a mean of recognition of the acquired rights to what was originally the mining concession. Until such time as the contract is formalized, all mining rights, as recognized in the Bolivian Mining Law 535, can be exercised by the holder of the ex-concession.

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

During the year ended December 31, 2019, the Company assessed whether there was any indication that the previously recognized impairment loss in connection with the Pulacayo Paca property may no longer exist or may have decreased. The Company noted the following indications that the impairment may no longer exist:

•	the Company signed a mining production contract granting the Company the 100% exclusive right to develop and mine at the Pulacayo Paca property;
•	the Company renewed its exploration focus to develop the Pulacayo Paca property in the current year;
•	the Company re-initiated active exploration and drilling program on the property;
•	the Company completed a positive final settlement of Bolivian tax dispute.

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

SILVER ELEPHANT MINING CORP. Notes to Annual Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

15. MINERAL PROPERTIES (cont’d...)

Gibellini Project, Nevada, United States

The Gibellini Project consists of a total of 587 unpatented lode mining claims that includes: the Gibellini group of 40 claims, the VC Exploration group of 105 claims, the Bisoni group of 201 claims and the Company group of 241 claims. All the claims are located in Eureka County, Nevada, USA.

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

On April 19, 2018, the Gibellini MLA was amended to grant the Company the option, at any time during the term of the Gibellini MLA, which ends on June 22, 2027, to require the Gibellini Lessor to transfer their title over all of the leased mining claims (excluding four claims which will be retained by the Gibellini Lessor) (the “Transferred Claims”) to the Company in exchange for US$1,000,000, which will be deemed an Advance Royalty Payment (the “Transfer Payment”). A credit of US$99,027 in favour of the Company towards the Transfer Payment was paid upon the execution of the amendment, with a remaining balance of US$900,973 on the Transfer Payment due and payable by the Company to the Gibellini Lessor upon completion of transfer of the Transferred Claims from the Gibellini Lessor to the Company. The Advance Royalty Payment obligation and Production Royalty Payments will not be affected, reduced or relieved by the transfer of title.

On June 22, 2021, the Company paid US$50,000 (2020 – US$50,000, 2019 – US$120,000) of the Advance Royalty Payment to the Gibellini Lessor.

During the year ended December 31, 2020, the Company expanded the land position at the Gibellini Project, by staking a total of 46 new claims immediately adjacent to the Gibellini Project.

The Bisoni Group

On September 18, 2020, the Company completed the acquisition of the Bisoni vanadium property situated immediately southwest of the Gibellini Project pursuant to an asset purchase agreement (the ”Bisoni APA”) dated August 18, 2020, with Cellcube Energy Storage Systems Inc. (“Cellcube”). The Bisoni property comprised of 201 lode mining claims. As consideration for the acquisition of the Bisoni property under the Bisoni APA, the Company issued 4 million Common Shares (the “Bisoni APA Shares”) and paid $200,000 cash to Cellcube. Additionally, subject to TSX approval, if, on or before December 31, 2023, the price of European vanadium pentoxide on the Metal Bulletin (or an equivalent publication) exceeds US$12 a pound for 30 consecutive days, the Company will issue to Cellcube additional Common Shares with a value of $500,000 calculated based upon the 5-day volume weighted average price of the Common Shares immediately following the satisfaction of the vanadium pentoxide pricing condition.

SILVER ELEPHANT MINING CORP. Notes to Annual Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

15. MINERAL PROPERTIES (cont’d...)

Gibellini Project, Nevada, United States (cont’d…)

 VC Exploration Group

The Company entered into a lease agreement to acquire 10 unpatented lode claims totaling approximately 207 gross acres (the “Former Louie Hill Claims”) from their holders (the “Former Louie Hill Lessors”) on July 10, 2017 (the “Louie Hill MLA”). The Former Louie Hill Claims were located approximately 1600 feet south of the Gibellini group of claims. The Former Louie Hill Claims were subsequently abandoned by the Former Louie Hill Lessors, and on March 11 and 12, 2018, the Company staked the area within and under 17 newclaims totaling approximately 340 gross acres, which now collectively comprise the expanded Louie Hill group of claims (the “Current Louie Hill Claims”).

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

On July 7, 2021, the Company paid US$12,500 (2020 – US$12,500, 2019 - $28,000) comprising the Louie Hill Advance Royalty Payment to the Former Louie Hill Lessors.

The Company Group

During 2017 and 2018, the Company expanded the land position at the Gibellini Project, by staking a total of 209 new claims immediately adjacent to the Gibellini Project covering 4091 acres.

During the year ended December 31, 2021, the Company entered into the Arrangement agreement with Nevada Vanadium Mining Corp. and transferred the property to held for sale (Note 7).

SILVER ELEPHANT MINING CORP. Notes to Annual Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

15. MINERAL PROPERTIES (cont’d...)

Sunawayo Project, Bolivia

On September 7, 2020, the Company announced that it had entered into a binding sales and purchase agreement (the “Sunawayo SPA”) with a private party (the “Sunawayo Vendor”) to acquire the Sunawayo silver-lead mining project (the “Sunawayo Project”). Subject to the provisions of the Sunawayo SPA, the Sunawayo Vendor agreed to irrevocably transfer the mining rights of the Sunawayo Project to the Company for consideration of US$6,500,000, which payment consists of US$300,000 paid on execution of the Sunawayo SPA, with the remaining US$6,200,000 to be paid in cash over a one-year period in twelve equal monthly installments, starting March 1, 2021

During the year ended December 31, 2021, the Company suspended the Sunawayo property installment payments pending verification of the status of Sunawayo title and environmental permit (held by the Sunawayo Vendor) with authorities. The Company has notified the Sunawayo Vendor of their breach of certain disclosure representations in the Sunawayo SPA. To date, the Company has made one payment totaling US$300,000 and has no further contractual obligations unless it wishes to pursue the SPA further to acquire Sunawayo. As such, the Company has determined there is an indicator of potential impairment of the carrying value of the Sunawayo property as the option agreement is no longer in good standing. As a result, in accordance with IFRS 6, Exploration for and Evaluation of Mineral Resources and IAS 36, Impairment of Assets, at December 31, 2021, the Company assessed the recoverable amount of the Sunawayo property exploration costs and determined that its value in use is $nil. As at December 31, 2021, the recoverable amount of $nil resulted in an impairment charge of $1,278,817 against the value of the deferred exploration costs, which was reflected on the consolidated statement of income (loss) and comprehensive income (loss).

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

On June 15, 2021, the Company paid US$50,000 to maintain their Purchase Right to the Triunfo Vendor.

If the Company exercises the Purchase Right, the Company may reduce some or all of the Residual Interest at any time by making a lump sum payment to the Triunfo Vendor at any time to reduce some or all of the Residual Interest as follows:

•	the Residual Interest may be extinguished for US$300,000;
•	the Residual Interest may be reduced by 4% for US$250,000;
•	the Residual Interest may be reduced by 3% for US$200,000;
•	the Residual Interest may be reduced by 2% for US$150,000; or
•	the Residual Interest may be reduced by 1% for US$100,000.

SILVER ELEPHANT MINING CORP. Notes to Annual Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

15. MINERAL PROPERTIES (cont’d...)

Minago Project, Canada

On February 10, 2021, the Company acquired the Minago Nickel Project located in Manitoba, Canada (the “Minago Project”) (the “Minago Acquisition) by way of an Asset Purchase Agreement (the ”APA”) with Victory Nickel Inc. (“Victory Nickel”).

Immediately prior to acquiring the Minago Project, the Company acquired a Secured Debt Facility (the “SDF”) owed by Victory Nickel to an arms-length third party for $8,505,749 (US$6,675,000) in cash and 300,000 of the Company’s common share purchase warrants (the “Warrants”) valued at $886,545 from an arms-length party pursuant to a Debt Purchase and Assignment Agreement (the “DPAA”) executed on January 15, 2021. The Warrants were each exercisable until February 8, 2023 at an exercise price of $4.76 (Note 20). The SDF has been restructured to bear zero percent interest and to expire on February 8, 2026, and will automatically be extended in 5-year increments. The Company will credit the remaining balance under the SDF to Victory Nickel’s benefit, upon completion of an independent economic study proving positive net present value in respect of the Minago Project during the term of the SDF. The SDF of US $6,675,000 has not been recognized as a receivable as this has been treated as a contingent asset as the timing of the receipt of these funds is not virtually certain. The Company will only recognize the asset when receipt is virtually certain. The Company agreed to reimburse up to $200,000 of financial advisory services rendered by Red Cloud Securities Inc. (“Red Cloud”).

Under the terms of the APA, the Company acquired the Minago Project for aggregate consideration of $16,011,151 (US$11,675,000), which consisted of a $8,505,749 (US$6,675,000) (“Property Payment”) credit against the SDF owed by Victory Nickel to the Company at closing, $886,545 of warrants issued with respect to the SDF, $6,231,673 (US$5,000,000) in the Company common shares (“Consideration Shares”) to be issued over a one-year period (issued), $200,000 in cash paid to Red Cloud and $187,200 in cash transaction costs.

Additionally, the Company agreed to issue to Victory Nickel $2,000,000 in Common Shares, upon the price of nickel exceeding US$10 per pound for 30 consecutive business days, at any time before December 31, 2023 – see events after the reporting date (Note 29). The Company granted Victory Nickel the right of first refusal exercisable until December 31, 2023, with respect to the exploration of the sandstone (non-nickel bearing sulphides) resources for frac sand extraction at the Minago Project.

During the year ended December 31, 2021, the Company entered into the Arrangement agreement with Flying Nickel Mining Corp. and transferred the property to held for sale (Note 7).

16. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities of the Company consist of amounts outstanding for trade and other purchases relating to development and exploration, along with administrative activities. The usual credit period taken for trade purchases is between 30 to 90 days.

	December 31,
	2021	2020	2019
Trade accounts payable	$2,502,139	$1,717,977	$2,420,392
Accrued liabilities	-	41,186	-
	$2,502,139	$1,759,163	$2,420,392

SILVER ELEPHANT MINING CORP. Notes to Annual Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

17. LEASE LIABILITY

The lease liability during the year ended December 31, 2021. As at December 31, 2021, the Company recorded $Nil of lease liability. The incremental borrowing rate for lease liability initially recognized as of January 1, 2019 was 10%.

Balance at December 31, 2019	$52,818

Cash flows:
Lease payments for year	(37,162)
Non-cash changes:
Accretion expenses for year	4,877
Balance at December 31, 2020	20,533
Cash flows:
Lease payments for year	(22,939)
Non-cash changes:
Accretion expenses for year	2,406
Balance at December 31, 2021	-

There were no significant payments made for short-term or low value leases in the year ended December 31, 2021 (2020 - $Nil, 2019 - $nil).

18. PROVISION FOR CLOSURE AND RECLAMATION

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

Management used a risk-free interest rate of 1.68% (2020 – 1.14%, 2019 – 1.72%) and a risk premium of 8.55% (2020 – 8.66%, 2019 – 7%) in preparing the Company’s provision for closure and reclamation. Although the ultimate amount of reclamation costs to be incurred cannot be predicted with certainty, the total undiscounted amount of estimated cash flows required to settle the Company’s estimated obligations is $14,294,000 (2020 - $4,951,000, 2019 - $444,000) over the next 20 years. The cash expenditures are expected to occur over a period of time extending several years after the projected mine closure of the mineral properties.

	December 31, 2021	December 31 2020	December 31, 2019
Balance, beginning of year	$695,257	$266,790	$265,239
Change in estimate	1,274,339	405,196	-
Accretion	68,135	23,271	1,551
Balance, end of year	$2,037,731	$695,257	$266,790

SILVER ELEPHANT MINING CORP. Notes to Annual Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

19. TAX PROVISION

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

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2021	2020	2019
Income (loss) for the year	$(6,829,714)	$(4,626,887)	17,513,854
Expected income tax (recovery)	$(1,844,000)	$(1,249,000)	4,729,000
Change in statutory, foreign tax, foreign exchange rates and other	39,000	117,000	(529,000)
Permanent differences	134,000	269,000	(4,861,000)
Impact of flow through shares	22,000	-	-
Share issue cost	(43,000)	(250,000)	(103,000)
Adjustment to prior years provision versus statutory tax returns and expiry of non-capital losses	(27,000)	404,000	1,205,000
Change in unrecognized deductible temporary differences	1,719,000	709,000	(441,000)
Total income tax expense (recovery)	$-	$-	$-

In September 2017, the British Columbia (BC) Government proposed changes to the general corporate income tax rate to increase the rate from 11% to 12% effective January 1, 2018 and onwards. This change in tax rate was substantively enacted on October 26, 2017. The relevant deferred tax balances have been remeasured to reflect the increase in the Company’s combined Federal and Provincial (BC) general corporate income tax rate from 26% to 27%.

The significant components of the Company’s temporary differences, unused tax credits and unused tax losses that have not been included on the consolidated statement of financial position are as follows:

	2021	Expiry Date Rang	2020	Expiry Date Rang	2019	Expiry Date Rang
Temporary Differences
Exploration and evaluation assets	$211,000	No expiry date	$6,284,000	No expiry date	$6,135,000	No expiry date
Investment tax credit	23,000	2029	23,000	2029	23,000	2029
Property and equipment	517,000	No expiry date	1,547,000	No expiry date	1,242,000	No expiry date
Share issue costs	946,000	2042 to 2045	1,212,000	2041 to 2044	747,000	2040 to 2043
Assets held for sale	5,060,000	No expiry date	-		-
Asset retirement obligation	2,038,000	No expiry date	695,000	No expiry date	267,000	No expiry date
Allowable capital losses	4,260,000	No expiry date	4,150,000	No expiry date	5,864,000	No expiry date
Non-capital losses available for future periods	38,269,000	2023 onwards	30,569,000	2023 to 2040	27,024,000	2023 to 2039
Bolivia	717,000	2024	-		-
Canada	36,349,000	2029 to 2041	30,015,000	2029 to 2040	26,980,000	2029 to 2039
Mongolia	1,178,000	2023 to 2029	554,000	2023 to 2028	44,000	2023 to 2027
US	25,000	No expiry date

SILVER ELEPHANT MINING CORP. Notes to Annual Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

20. SHARE CAPITAL

(a) Authorized

The authorized share capital of the Company consists of an unlimited number of Common Shares. At December 31, 2021, the Company had 24,124,955 (2020 – 18,051,883, 2019 – 12,129,951) Common Shares issued and outstanding.

Subsequent to December 31, 2021, on January 14, 2022, the Company’s share capital was consolidated on the basis of one (1) new share for each ten (10) old shares. All common share, warrant, option and per share amounts have been retroactively adjusted.

(b) Equity issuances

During the year ended December 31, 2021

On February 5, 2021, the Company closed its non-brokered private placement (the “February 2021 Placement”) through the issuance of 1,000,000 Common Shares at a price of $3.75 per Common Share. The February 2021 Placement raised gross cash proceeds of $3,750,000. The Company paid $73,875 in cash as finder’s fees.

On February 10, 2021, under the terms of the APA the Company acquired the Minago Project for aggregate consideration of US$11,675,000, which consisted of a US$6,675,000 (“Property Payment”) credit against certain secured debt owed by Victory Nickel to the Company at closing (Note 15) and US$5,000,000 in the Company’s common shares (“Consideration Shares”) to be issued over a one-year period. In satisfaction of the Consideration Shares to be issued, an initial tranche of 536,363 Consideration Shares at a value of $2,413,634 was issued on February 9, 2021. A further 1,008,150 Shares and 460,718 Shares tranches were issued on August 31st, 2021 and December 30, 2021 respectively with a total value of $3,818,003 to Victory Nickel.

On November 15, 2021, the Company closed its non-brokered private placement (the “November 2021 Placement”) offering of 1,700,000 Shares at a price per Common Share of $ 2.20 for aggregate gross proceeds of $3,740,000. In connection with the November 2021 Placement, the Company paid $84,492 in cash and issued 35,405 Common Share purchase warrants (“Finder’s Warrants”) to certain finders as finder’s fees. Each Finder’s Warrant is exercisable to acquire one Share at a price of $2.60 until September 22, 2022 (21,305 Finder’s Warrants) and October 21, 2022 (14,100 Finder’s Warrants).

The fair value of $42,651 of the Finder’s Warrants determined using the Black Scholes option pricing model using the following assumptions: (1) a risk-free interest rate of 2%; (2) expected life of one year; (3) expected volatility of 107%; and (4) dividend yield of nil. The Company has recorded the fair value of the finder’s units as share issuance costs.

During the year ended December 31, 2021, 1,268,341 Common Share purchase warrants were exercised for total proceeds of $2,601,997 and settlement of outstanding payables for services of $660,000 (Note 25).

During the year ended December 31, 2021, 99,500 stock options were exercised for total proceeds of $206,824.

During the year ended December 31, 2020

On May 1, 2020, and on May 20, 2020, the Company closed two tranches of a non-brokered private placement (the “May 2020 Private Placement”) for aggregate gross proceeds of $1,930,500 and share compensation for services of $45,500 through the issuance of 1,520,000 units of the Company (each, a “Unit”) at a price of $1.30 per Unit. Each Unit is comprised of one Common Share and one Common Share purchase warrant (each, a “Warrant”). Each Warrant entitles the holder to purchase one Common Share at an exercise price of $1.60 for a period of three years from the date of issuance. The Company paid $3,250 in cash and issued 15,690 Units as finder’s fees in connection with the May 2020 Private Placement. The Units issued as a finder’s fee have been valued at $24,000 based on the offering price of the Units under the May 2020 Private Placement. The Company has recorded the fair value of the finder’s units as share issuance costs.

SILVER ELEPHANT MINING CORP. Notes to Annual Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

20. SHARE CAPITAL(cont’d…)

(b) Equity issuances (cont’d…)

The Company issued 160,100 Common Shares with a value of $640,400 as a bonus payment to certain directors, officers, employees, and consultants of the Company.

On September 18, 2020, the Company issued 400,000 Common Shares at a value of $5 per Common Share in relation with purchase of Bisoni Project in Nevada, USA.

On November 24, 2020, the Company closed its bought deal short form prospectus offering pursuant to which the Company has issued 2,300,000 Common Shares at a price of $4 per Common Share for aggregate gross proceeds of $9,200,000 (the ”Offering”). Pursuant to the terms and conditions of the Underwriting Agreement, the Company paid a cash commission to the Underwriters of $534,000, additional fees of $391,544 and issued 133,500 Share purchase warrants as a finder’s fee in relation with the Offering. The fair value of $226,917 of the issued warrants determined using the Black-Scholes option pricing model using the following assumptions: (1) a risk-free interest rate of 0.2%; (2) expected life of one year; (3) expected volatility of 107%, and (4) dividend yield of nil. The Company has recorded the fair value of the finder’s units as share issuance costs.

During the year ended December 31, 2020, the Company issued 123,375 Common Shares on the exercise of stock options for total proceeds of $299,812.

During the year ended December 31, 2020, the Company issued 1,402,767 Common Shares on the exercise of warrants for aggregate gross proceeds of $3,072,194 and share compensation for services of $35,000.

During the year ended December 31, 2019

On September 6, 2019, the Company closed its non-brokered private placement for $2,600,000 through the issuance of 1,300,000 Common Shares at a price of $2 per Common Share. The Company paid $15,209 and issued 52,500 Common Shares as a finder’s fee valued at $105,000. $175,000 of the private placement was for prepaid consulting fees for the Company’s executive chairman, of which $35,000 is included in prepaid expenses as at December 31, 2019 and $41,503 for services. Included in accounts receivable as at December 31, 2019 is $30,497 of subscriptions receivable.

On October 18, 2019, the Company closed its non-brokered private placement for gross proceeds of $3,900,000 through the issuance of 975,000 Common Shares at a price of $4 per Common Share. Also, the Company issued 65,450 Common Shares as a finder’s fee valued at $261,800.

On October 9, 2019, the Company issued 10,495 Common Shares with a value of $43,030, to its directors to settle director fees debts owing to them.

The Company issued 62,250 and 65,143 Common Shares on the exercise of stock options and warrants respectively for total proceeds of $424,822.

The Company issued 50,000 sign-on bonus Common Shares with a fair value of $2.30 per Common Share to an officer valued at $115,000.

On September 26, 2019, the Company issued 17,500 Common Shares valued at $59,500 for consulting services.

(c) Share-based compensation plan

The Company has a 10% rolling equity-based compensation plan in place, as approved by the Company’s shareholders on September 10, 2021 (the “2021 Plan”). Under the 2021 Plan the Company may grant stock options, bonus shares or stock appreciation rights. All stock options and other share-based awards granted by the Company, or to be granted by the Company, since the implementation of the 2021 Plan will be issued under, and governed by, the terms and conditions of the 2021 Plan. The stock option vesting terms are determined by the Board of Directors on the date of grant with a maximum term of 10 years.

SILVER ELEPHANT MINING CORP. Notes to Annual Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

20. SHARE CAPITAL (cont’d…)

(c) Share-based compensation plan (cont’d…)

During the year ended December 31, 2021, the Company granted 680,000 incentive stock options to its directors, officers, employees and consultants. The options are exercisable at an exercise prices ranging from $2.60 to $3.70 per Common Share and expiry dates ranging from May 24, 2026 to September 22, 2026 and vest at 12.5% per quarter for the first two years following the date of grant.

During the year ended December 31, 2020, the Company granted 382,000 incentive stock options to its directors, officers, employees and consultants. The options are exercisable at an exercise prices ranging from $2.20 to $5.00 per Common Share and expiry dates ranging from January 6, 2025 to August 17, 2025 and vest at 12.5% per quarter for the first two years following the date of grant.

During the year ended December 31, 2019, the Company granted 396,500 incentive stock options to its directors, officers, employees and consultants. The options are exercisable at an exercise prices ranging from $2.20 to $4.40 per Common Share and expiry dates ranging from April 1, 2024 to November 15, 2024 and vest at 12.5% per quarter for the first two years following the date of grant.

The following is a summary of the changes in the Company’s stock options from December 31, 2019 to December 31, 2021:

	Number of Options	Weighted Average Exercise Price
Outstanding, December 31, 2018	959,100	$3.40
Granted	396,500	$3.10
Expired	(31,500)	$6.50
Cancelled	(224,700)	$3.20
Forfeited	(79,400)	$5.40
Exercised	(62,250)	$2.80
Outstanding, December 31, 2019	957,750	$3.10
Granted	382,000	$2.80
Expired	(9,000)	$5.00
Cancelled	(180,125)	$3.00
Exercised	(123,375)	$2.40
Outstanding, December 31, 2020	1,027,250	$3.10
Granted	680,000	$2.60
Expired	(5,000)	$2.00
Cancelled	(25,000)	$2.60
Exercised	(99,500)	$2.10
Outstanding, December 31, 2021	1,577,750	$3.00

As of December 31, 2021, the following the Company stock options were outstanding:

SILVER ELEPHANT MINING CORP. Notes to Annual Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

20. SHARE CAPITAL (cont’d…)

(c) Share-based compensation plan (cont’d…)

Exercise	Expiry	Options Outstanding	Exercisable	Unvested
Price	Date	December 31, 2021
$2.60	September 22, 2026	650,000	81,250	568,750
$3.70	May 24, 2026	30,000	7,500	22,500
$5.00	August 17, 2025	72,000	45,000	27,000
$2.20	May 4, 2025	203,125	152,344	50,781
$4.40	November 1, 2024	110,000	110,000	-
$2.00	July 29, 2024	144,875	144,875	-
$3.30	October 17, 2023	61,000	61,000	-
$2.80	April 6, 2023	59,750	59,750	-
$3.10	February 20, 2023	20,000	20,000	-
$3.50	September 1, 2022	86,000	86,000	-
$3.30	June 12, 2022	79,000	79,000	-
$4.90	January 12, 2022	62,000	62,000	-
		1,577,750	908,719	669,031

Share-based payment expenses resulting from stock options are amortized over the corresponding vesting periods. During the years ended December 31, 2021, 2020 and 2019, the share-based payment expenses were calculated using the following weighted average assumptions:

	Year ended December 31
	2021	2020	2019
Risk-free interest rate	1.46%	1.46%	1.54%
Expected life of options in years	4.54	4.06	4.5
Expected volatility	105.91%	132.74%	132.75%
Expected dividend yield	Nil	Nil	Nil
Expected forfeiture rate	12%	12%	12%
Weighted average fair value of options granted during the period	$2.01	$3.00	$3.10

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

For the year ended December 31, 2021, 2020, and 2019, share-based payments were recorded as follows:

SILVER ELEPHANT MINING CORP. Notes to Annual Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

20. SHARE CAPITAL (cont’d…)

(c) Share-based compensation plan (cont’d…)

SILVER ELEPHANT MINING CORP.

Share-based expense for the year ended December 31 2021

	2021	2020	2019
Consolidated Statement of Operations
Share based payments	583,801	770,617	707,802
	$583,801	$770,617	$707,802
Consolidated Statement of Financial Position
Gibellini exploration	89,452	124,855	79,888
Pulacayo exploration	70,059	86,772	39,139
	159,511	211,627	119,027
Total share-based payments	$743,312	$982,244	$826,829

On July 29, 2019, further to the voluntary forfeiture of share options held by certain directors, officers, and employees with expiry dates on April 7, 2020, June 22, 2020, and November 14, 2023, at exercise prices ranging from $5 to $6.50, the Company granted 127,500 new stock options to such individuals with an expiry date of July 29, 2024 at an exercise price of $2 per Common Share subject to a two-year vesting schedule whereby 12.5% vest per quarter following the date of grant. During the year ended December 31, 2020, the re-issuing of these options was approved by the TSX and by the shareholders. There was no increase to the incremental fair value of the share options as a result of these modifications. The impact of these modifications was calculated using the following weighted average assumptions: (1) a risk-free interest rate of 1.46%; (2) expected life of five years; (3) expected volatility of 133.89%, (4) forfeiture rate of 12%, and (5) dividend yield of nil.

(d) Share purchase warrants

The following is a summary of the changes in The Company’s share purchase warrants from December 31, 2019 to December 31, 2021:

	Number of Warrants	Weighted Average Exercise Price
Outstanding, December 31, 2018	2,731,803	$4.40
Exercised	(65,143)	$3.80
Outstanding, December 31, 2019	2,666,660	$4.40
Issued	1,669,190	$1.80
Expired	(275,976)	$5.10
Exercised	(1,402,767)	$2.20
Outstanding, December 31, 2020	2,657,107	$2.30
Issued	335,405	$4.54
Expired	(254,691)	$3.33
Exercised	(1,268,341)	$2.57
Outstanding, December 31, 2021	1,469,480	$2.39

On February 8, 2021, the Company issued 300,000 Share purchase warrants as a part of consideration for mining claims acquisition (Note 15). The fair value of $886,544 of the issued warrants determined using the Black-Scholes option pricing model using the following assumptions: (1) a risk-free interest rate of 0.2%; (2) expected life of two years; (3) expected volatility of 137%, and (4) dividend yield of nil.

SILVER ELEPHANT MINING CORP. Notes to Annual Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

20. SHARE CAPITAL (cont’d…)

(d) Share purchase warrants (cont’d…)

As of December 31, 2021, the following share purchase warrants were outstanding:

Exercise Price	Expiry Date	Number of Warrants at December 31, 2021
$4.76	February 8, 2023	300,000
$1.60	May 20, 2023	496,200
$1.60	May 1, 2023	463,800
$2.60	October 21, 2022	14,100
$2.60	September 22, 2022	21,305
$2.60	June 13, 2022	52,159
$2.60	April 12, 2022	100,250
$2.60	January 13, 2022	21,666
		1,469,480

21. NON-CONTROLLING INTEREST

As at December 31, 2021, the equity attributable to the 99.99% non-controlling interest in Flying Nickel, whose principal place of business is British Columbia, is $1,499,851 (2020 - $Nil, 2019 - $Nil).

On November 30, 2021, pursuant to the Company’s Plan of Arrangement (Note 7), Flying Nickel, completed its offering (“Flying Nickel Offering”) for gross proceeds of $8,600,000.

Pursuant to the Flying Nickel Offering, Flying Nickel sold 10,094,033 subscription receipts (each, a “Non-FT Subscription Receipt”) at a price of $0.70 per Non-FT Subscription Receipt and 1,992,437 flow-through eligible subscription receipts (each, a “FT Subscription Receipt”, and collectively with the Non-FT Subscription Receipts, the “Offered Securities”) at a price of $0.77 per FT Subscription Receipt.

Upon the satisfaction of certain escrow release conditions (the “Escrow Release Conditions”), the Offered Securities shall be deemed to be exercised, without payment of any additional consideration and without further action on the part of the holder thereof, for the following:

•	each Non-FT Subscription Receipt shall be automatically converted into one unit of Flying Nickel (each, a “Unit”); and

•	each FT Subscription Receipt shall be automatically converted into one common share of Flying Nickel to be issued as a “flow-through share” within the meaning of the Income Tax Act (Canada) (each, a “FT Share”).

Each Unit will consist of one common share of Flying Nickel (each a “Unit Share”) and one-half of one common share purchase warrant (each whole warrant, a “Warrant”). Each whole Warrant shall entitle the holder to purchase one common share of Flying Nickel (each, a “Warrant Share”) at a price of $1.00 at any time on or before November 29, 2023.

Pursuant to the terms and conditions of the Agency Agreement, Flying Nickel incurred a cash commission to the Agents of $610,019, and will issue 803,684 Share purchase warrants as an agents’ fee in relation with the Offering. The fair value of $252,680 of the issued warrants was determined using the Black-Scholes option pricing model using the following assumptions: (1) a risk-free interest rate of 0.96%; (2) expected life of two years; (3) expected volatility of 83%, and (4) dividend yield of nil.

SILVER ELEPHANT MINING CORP. Notes to Annual Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

21. NON-CONTROLLING INTEREST (cont’d…)

On December 31, 2021, $1,534,176 gross proceeds were released from escrow upon converting an aggregate 1,992,437 FT Subscription Receipts into 1,992,437 FT Shares at a price of $0.77 per share. Flying Nickel incurred agents’ fees of $109,948 in connection with the FT Shares. Flying Nickel used the residual value method to calculate the fair value of the tax deduction attached with the FT Shares and recorded a flow-through liability of $139,471. As at December 31, 2021, Flying Nickel had not incurred any expenditures towards the flow-through liability included in assets held for sale at year-end (Note 7).

$37,586 of Flying Nickel warrants were issued in relation to the FT Shares and recorded as share issuance costs.

The remaining warrants issuable of $215,094 were recorded as equity attributable to non-controlling interest and added to deferred transaction costs to be included in the spin-out. The remaining gross subscription receipts of $7,065,823, net of cash deferred transaction costs of $500,071 are also included in assets held for sale (Note 7).

The following table presents changes in equity related attributable to the 99.99% non-controlling interest in Flying Nickel:

Non-Controlling Interest

Non-controlling interest
Balance, December 31, 2019	$-
Balance, December 31, 2020	$-
Flying Nickel FT shares and warrants, net of share issuance cost	1,284,757
Flying Nickel warrants issuable	$215,094
Balance, December 31, 2021	1,499,851

As at December 31, 2021, 2020 and 2019, and for the years ended December 31, 2021, 2020 and 2019, summarised financial information about Flying Nickel is as follows:

Non-controlling interest. Flying Nickel financial information

	December 31,
	2021	2020	2019
Current assets	$7,914,319	$-	$-
Current liabilites	6,774,512	-	-
Net loss	$360,044	$-	$-

The loss allocated to non-controlling interest based on an ownership interest of 99.99% (2020 – 0%, 2019 – 0%) of $Nil (2020 - $Nil, 2019 - $Nil) is due to the change in ownership interest occurring on December 31, 2021. Therefore, all loss incurred in the year ended December 31, 2021 is attributable to the Company.

22. CAPITAL RISK MANAGEMENT

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

The properties, to which the Company currently has an interest in, are in the exploration stage; as such, the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and development and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. There were no changes in managements approach to capital management during the year ended December 31, 2021. Neither the Company nor its subsidiaries are subject to externally imposed capital requirements.

SILVER ELEPHANT MINING CORP. Notes to Annual Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

23. FAIR VALUE MEASUREMENTS AND FINANCIAL INSTRUMENTS

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

	Level 1	Level 2	Level 3
Financial assets
Cash, December 31, 2021	$579,508	$-	$-
Cash, December 31, 2020	$7,608,149	$-	$-
Cash, December 31, 2019	$3,017,704	$-	$-

Categories of financial instruments

The Company considers that the carrying amount of all its financial assets and financial liabilities measured at amortized cost approximates their fair value due to their short term nature. Restricted cash equivalents approximate fair value due to the nature of the instrument. The Company does not offset financial assets with financial liabilities. There were no transfers between Level 1, 2 and 3 for the year ended December 31, 2021.

The Company’s financial assets and financial liabilities are categorized as follows:

	December 31,
	2021	2020	2019
Fair value through profit or loss
Cash	$579,508	$7,608,149	$3,017,704
Amortized cost
Receivables	$79,036	$75,765	$246,671
Restricted cash equivalents	$34,500	$34,500	$34,500
Reclamation deposits	$21,055	$21,055	$21,055
	$714,099	$7,739,469	$3,319,930
Amortized cost
Accounts payable	$2,502,139	$1,759,163	$2,420,392

SILVER ELEPHANT MINING CORP. Notes to Annual Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

24. FAIR VALUE MEAS FINANCIAL RISK MANAGEMENT DISCLOSURES

(a) Liquidity risk

Liquidity risk is the risk that an entity will be unable to meet its financial obligations as they fall due. The Company manages liquidity risk by preparing cash flow forecasts of upcoming cash requirements. As at December 31, 2021, the Company had a cash balance of $579,508 (2020 - $7,608,149, 2019 – $3,017,704). As at December 31, 2021 the Company had accounts payable and accrued liabilities of $2,502,139, (2020 - $1,759,163, 2019 - $2,420,392), which have contractual maturities of 90 days or less.

The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support normal operation requirements as well as the growth and development of its mineral property interests. The Company coordinates this planning and budgeting process with its financing activities through the capital management process in normal circumstances. The Company is exposed to liquidity risk – refer to Note 1.

The following table details the Company’s current and expected remaining contractual maturities for its financial liabilities with agreed repayment periods. The table is based on the undiscounted cash flows of financial liabilities.

	0 to 6 months	6 to 12 months	Total
Accounts payable and accrued liabilities
As at December 31, 2021	$2,502,139	$-	$2,502,139
As at December 31, 2020	$1,759,163	$-	$1,759,163
As at December 31, 2019	$2,502,139	$-	$2,420,392

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

(c) Market risk

(i) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company’s cash and restricted cash equivalents primarily include highly liquid investments that earn interest at market rates that are fixed to maturity. Due to the short‐ term nature of these financial instruments, fluctuations in market rates do not have significant impact on the fair values of the financial instruments as of December 31, 2021. The Company manages interest rate risk by maintaining an investment policy that focuses primarily on preservation of capital and liquidity.

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

SILVER ELEPHANT MINING CORP. Notes to Annual Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

24. FINANCIAL RISK MANAGEMENT DISCLOSURES (cont’d...)

(d) Market risk (cont’d...)

(ii) Foreign currency risk (cont’d...)

Based on the above, net exposures as at December 31, 2021, with other variables unchanged, a 10% strengthening (weakening) of the Canadian dollar against the Mongolian tugrik would impact net loss with other variables unchanged by $88,000. A 10% strengthening (weakening) of the Canadian dollar against the Bolivian boliviano would impact net loss with other variables unchanged by $52,000. A 10% strengthening (weakening) of the US dollar against the Canadian dollar would impact net loss with other variables unchanged by $4,000. The Company currently does not use any foreign exchange contracts to hedge this currency risk.

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

25. RELATED PARTY DISCLOSURES

During the year ended December 31, 2021, the Company had related party transactions with key management personnel and the following companies, related by way of key management personnel:

•	Linx Partners Ltd., a private company controlled by John Lee, Director, CEO and Executive Chairman of Prophecy, provides management and consulting services to the Company.

•	MaKevCo Consulting Inc., a private company 50% owned by Greg Hall, Director of The Company, provides consulting services to the Company.

•	Sophir Asia Ltd., a private company controlled by Masa Igata, Director of The Company, provides consulting services to the Company.

A summary of related party transactions by related party (being all key management personnel) is as follows:

	Year Ended December 31,
Related parties	2021	2020	2019
Directors and officers	$1,580,504	$2,260,806	$2,057,592
Linx Partners Ltd.	997,672	1,029,673	489,254
MaKevCo Consulting Inc.	70,499	80,139	38,309
Sophir Asia Ltd.	62,814	72,220	36,523
	$2,711,489	$3,442,838	$2,621,678

SILVER ELEPHANT MINING CORP. Notes to Annual Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

25. RELATED PARTY DISCLOSURES (cont’d...)

A summary of the transactions by nature among the related parties (being all key management personnel) is as follows:

	Year Ended December 31,
Related parties	2021	2020	2019
Consulting and management fees	$659,500	$370,000	$218,500
Directors' fees	119,800	108,600	103,805
Mineral properties	714,068	1,387,067	1,171,585
Salaries and short term benefits	587,869	522,359	696,751
Share-based payments	630,252	1,054,812	431,037
	2,711,489	$3,442,838	$2,621,678

As at December 31, 2021, amounts due to related parties were $68,888 (December 31, 2020 - $1,800, December 31, 2019 - $30,533) and included in accounts payable and accrued liabilities.

The Company has entered into Services Agreements with each SpinCo, which commenced December 1, 2021, pursuant to which the Company will provide office space, furnishings and equipment, communications facilities, and personnel necessary for the SpinCos to fulfill their basic day-to-day head office and executive responsibilities in a pro-rata cost-recovery basis.

26. COSTS IN EXCESS OF RECOVERED COAL

The Company’s Ulaan Ovoo mine has been impaired to value of $Nil (2020 - $Nil, 2019 - $Nil) and all property costs incurred, including changes in the provision for closure and reclamation costs, are presented net of incidental income earned from the property:

	December 31,
	2021	2020	2019
Costs in excess of recovered coal
Property costs	$387,820	$161,737	$118,803
Provision for closure and reclamation	1,342,474	428,467	1,551
	$1,730,294	$590,204	$120,354

SILVER ELEPHANT MINING CORP. Notes to Annual Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

27. SUPPLEMENTAL CASH FLOW INFORMATION

	Year Ended December 31,
	2021	2020	2019
Supplementary information
Non-Cash Financing and Investing Activities
Shares issued on property acquisition	$6,231,637	$2,000,000	$-
Bonus shares	$-	$640,000	$115,000
Shares for services	$-	$80,500	$241,003
Shares issued to settle debt	$-	$-	$43,030
Shares issed recorded as prepaid expenses	$-	$-	$35,000
Subscription receivable	$-	$-	$30,497
Warrants issued on property acquisition	$886,544	$-	$-
Finder's units	$-	$24,000	$-
Finder's warrants	$42,651	$226,917	$-
Flying Nickel warrants issuable	$215,094	$-	$-
Flying Nickel warrans issued for FT shares	$37,586	$-	$-
Depreciation included in mineral property	$46,047	$46,932	$3,487
Equipment expenditures included in accounts payable	$-	$-	$472,213
Mineral property expenditures included in accounts payable	$1,225,798	$681,781	$1,252,796
Share-based payments capitalized in mineral properties	$159,511	$211,627	$119,028
Reclassification of contributed surplus on exercise of options	$179,682	$272,848	$153,845
Reclassification of contributed surplus on exercise of warrants	$9,600	$166,628	$28,478

Depreciation related to UO being recorded directly on P&L through the line item "Costs in excess of recovered coal".

28. CONTINGENCIES

The Company accrues for liabilities when it is probable, and the amount can be reasonably estimated. As at December 31, 2021, the Company does not have any contingent liabilities (2020 - $Nil, 2019 - $Nil). During the year ended December 31, 2019, the Company recorded a debt settlement gain in the amount of $7,952,700 related to ASC Bolivia LDC Sucursal Bolivia (a wholly owned subsidiary of the Company) tax claim on its consolidated statements of operations and comprehensive loss.

29. EVENTS AFTER THE REPORTING DATE

The following events occurred subsequent to December 31, 2021:

•	On January 14, 2022, the Company completed the Arrangement. Pursuant to the Arrangement, the common shares of the Company were consolidated on a 10:1 basis and each holder of common shares of the Company received in exchange for every 10 pre-Consolidation common shares held: (i) one post-Consolidation common share of the Company; (ii) one common share of NickelCo; (iii) one common share of VanadiumCo and (iv) two common shares of RoyaltyCo.

•	Gross proceeds of $6,715,407 were released from escrow to Flying Nickel upon converting 10,094,033 non-flow-through subscription receipts of Flying Nickel into 10,094,033 units each consisting of one common share and one-half of one common share purchase warrant of the Flying Nickel, at a price of $0.70 per unit. In connection with the conversion, 601,269 broker warrants were issued to the agents for Flying Nickel Offering at an exercise price of $0.70 per common share.

•	A total of 62,000 stock options with an exercise price of $4.90 expired without exercise.

•	A total of 11,666 share purchase warrants with an exercise price of $2.60 expired without exercise. A total of 10,000 share purchase warrants with an exercise price of $2.60 were exercised for total proceeds of $26,000.

•	Pursuant the Company’s equity incentive plant dated September 1, 2021, the Company issued 187,049 bonus shares to the company’s directors, officers, employees, and consultants.

SILVER ELEPHANT MINING CORP. Notes to Annual Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

29. EVENTS AFTER THE REPORTING DATE (cont’d...)

•	The Company entered into agreements with certain option and warrant holders (the “Holders”) pursuant to which the Company can sell some or all the Reserved Shares (Note 7) of NickelCo, VanadiumCo and RoyaltyCo currently held by the Company on behalf of the Holders in order to obtain working capital. At the date of this report, the Company sold 1,835,000 Reserved Shares for proceeds of $1,259,423.

•	Pursuant to the APA (Note 15), the Company has submitted for approval to the TSX a request to issue 1,267,145 common shares to settle $2,000,000 in contingent consideration payable to Victory Nickel, as the price of nickel exceeded US$10 per pound for 30 consecutive business days subsequent to the year ended December 31, 2021.

