Form 20-F/A
period 2021-12-31
Silver Elephant Mining Corp.
filed 2023-03-03
CIK 1545224

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

Suite 1610 - 409 Granville Street
 Vancouver, British Columbia, CANADA V6C 1T2 /

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

Common Shares, without par value

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the fi ling reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

Yes ☐     No ☒

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F (the "Form 20-F/A") amends the annual report on Form 20-F of Silver Elephant Mining Corp. (the "Company") for the fiscal year ended December 31, 2021, originally filed with the U.S. Securities and Exchange Commission ("SEC") on May 9, 2022 (the "Form 20-F"). This Form 20-F/A is being filed in response to the comment letter dated October 18, 2022 (the "SEC Comment Letter") received from the staff of the SEC. The Glossary of Terms and Item 4 of Part I of the Form 20-F are amended by this Form 20-F/A to reflect additional information and revised disclosure requested from the SEC in connection with its review of the Form 20-F .Item 19 of Part III of the Form 20-F is amended by the filing of new certifications required by the Sarbanes-Oxley Act of 2002 in connection with the filing of this Form 20-F/A.

This Form 20-F/A speaks as of the original filing date of the Form 20-F on May 9, 2022. Other than as set forth herein, this Form 20-F/A does not, and does not purport to, amend, update or restate any other information or disclosure included in the Form 20-F or reflect any events that have occurred since May 9, 2022.

GLOSSARY OF TERMS

Ag	silver

Au	gold

deposit	means a mineral deposit which is a mineralized mass that may be economically valuable, but whose characteristics may require more detailed information. Mineral resources are calculated from geological data collected from deposits, however, deposits do not necessarily reflect the presence of mineral resources.

Fe	iron

ft	feet

g/t	Grams per tonne

lb.	pound (2,000 lbs. to 1 ton, 2,204.6 lbs. to 1 tonne)

m	meters

oz.	troy ounce (12 oz. to 1 pound)

Ti	Titanium

V	Vanadium

Definitions under S-K 1300

Indicated Mineral Resources	That part of a mineral resource for which quantity and grade or quality are estimated on the basis of adequate geological evidence and sampling. The level of geological certainty associated with an indicated mineral resource is sufficient to allow a qualified person to apply modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Because an indicated mineral resource has a lower level of confidence than the level of confidence of a measured mineral resource, an indicated mineral resource may only be converted to a probable mineral reserve.

Inferred Mineral Resource	That part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. The level of geological uncertainty associated with an inferred mineral resource is too high to apply relevant technical and economic factors likely to influence the prospects of economic extraction in a manner useful for evaluation of economic viability. Because an inferred mineral resource has the lowest level of geological confidence of all mineral resources, which prevents the application of the modifying factors in a manner useful for evaluation of economic viability, an inferred mineral resource may not be considered when assessing the economic viability of a mining project, and may not be converted to a mineral reserve.

Initial Assessment	A preliminary technical and economic study of the economic potential of all or parts of mineralization to support the disclosure of mineral resources. The initial assessment must be prepared by a qualified person and must include appropriate assessments of reasonably assumed technical and economic factors, together with any other relevant operational factors, that are necessary to demonstrate at the time of reporting that there are reasonable prospects for economic extraction. An initial assessment is required for disclosure of mineral resources but cannot be used as the basis for disclosure of mineral reserves.

Measured Mineral Resource	That part of a mineral resource for which quantity and grade or quality are estimated on the basis of conclusive geological evidence and sampling. The level of geological certainty associated with a measured mineral resource is sufficient to allow a qualified person to apply modifying factors, as defined in this section, in sufficient detail to support detailed mine planning and final evaluation of the economic viability of the deposit. Because a measured mineral resource has a higher level of confidence than the level of confidence of either an indicated mineral resource or an inferred mineral resource, a measured mineral resource may be converted to a proven mineral reserve or to a probable mineral reserve.

mineral resource	is a concentration or occurrence of material of economic interest in or on the Earth's crust in such form, grade or quality, and quantity that there are reasonable prospects for economic extraction. A mineral resource is a reasonable estimate of mineralization, taking into account relevant factors such as cut-off grade, likely mining dimensions, location or continuity, that, with the assumed and justifiable technical and economic conditions, is likely to, in whole or in part, become economically extractable. It is not merely an inventory of all mineralization drilled or sampled.

Preliminary Feasibility Study (PFS)	A comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a qualified person has determined (in the case of underground mining) a preferred mining method, or (in the case of surface mining) a pit configuration, and in all cases has determined an effective method of mineral processing and an effective plan to sell the product.

Qualified Person Or QP	An individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation, or mineral project assessment, or any combination of these; has experience relevant to the subject matter of the mineral project and the technical report; and is a member or licensee in good standing of a professional association recognized under NI 43-101 and S-K 1300.

S-K 1300	Subpart 1300 of Regulation S-K which sets forth the required mining disclosures required by the SEC.

Definitions under NI 43-101

Indicated Coal Resource	That part of a Coal Resource for which quantity or quality, densities, shape, and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and quality continuity to be reasonably assumed.

Indicated Mineral Resources	That part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed.

Inferred Coal Resource	That part of a Coal Resource for which quantity and quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and quality continuity. The estimate is based on limited information and sampling, gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings, and drill holes.

Inferred Mineral Resource	Inferred Mineral Resource is the part of a mineral resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and assumed but not verified geological or grade continuity.

Measured Mineral Resource	That part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are spaced closely enough to confirm geological and grade continuity.

mineral resource	means a concentration or occurrence of natural, solid, inorganic, or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics, and continuity of a mineral resource are known, estimated, or interpreted from specific geological evidence and knowledge. Mineral resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated, and Measured categories. Note that the confidence level in Inferred Mineral Resources is insufficient to allow the application of technical and economic parameters or to enable an evaluation of economic viability worthy of public disclosure. Regardless of category, a mineral resource is estimated through application of the guidelines of the Canadian Institute of Mining, Metallurgy and Petroleum Standards for Mineral Resources and Reserves: Definitions and Guidelines, as amended in 2014. A "historic" mineral resource estimate refers to a mineral resource estimate of the quantity, grade, or metal or mineral content of a deposit that the Company has not verified as current, and which was prepared before the Company acquired or entered into an agreement to acquire, an interest in the property that contains the deposit.

NI 43-101	Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects.

Preliminary Feasibility Study (PFS)	A comprehensive study of the viability of a project that has advanced to a stage where the mining method and pit configuration has been established and an effective method of coal processing has been determined, and includes a financial analysis based on reasonable assumptions of technical, engineering, legal, operating, economic, social, and environmental factors, and the evaluation of other relevant factors which are sufficient for a Qualified Person (QP), acting reasonably, to determine if all or part of a Resource can be classified as a Reserve (CIM Standards, 2014). Based on the SME study types a PFS used to support a NI 43-101 Technical Report is within +/-25% degree of accuracy.

Qualified Person Or QP	An individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation, or mineral project assessment, or any combination of these; has experience relevant to the subject matter of the mineral project and the technical report; and is a member or licensee in good standing of a professional association recognized under NI 43-101 and S-K 1300 (CIM Standards, 2014).

PART I

ITEM 4. INFORMATION ON THE COMPANY

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

Please refer to the discussion under the heading "Cautionary Note Regarding Forward-Looking Statements" at the beginning of this Annual Report for important information concerning certain mining terms and descriptions of our mineral deposits used or contained in this section.

The Company disposed of its interests in the Gibellini project and the Minago project on January 14, 2022 in the plan of arrangement described above.  As a result, the projects are not discussed below.

Production

Except with respect to the Ulaan Ovoo Property, the Company had no production during its last three fiscal years.  An arms-length private Mongolian company that leases Ulaan Ovoo Property mined 84,739 tonnes of coal in 2019, 81,919 tonnes in 2020, and 117,387 tonnes in 2021.

Bolivia Projects Map

Mongolia Projects Map

A summary overview of exploration projects is shown in the following table:

Property	Country	State / Province	Ownership	Claims	Permit Conditions	Stage	Mine Type	Commodity	Mineralization Style
Pulacayo Project	Bolivia	Antomio Quijarro	COMIBOL	7 mining areas covering approximately 3,560 hectares	fully permitted with secured social licenses for mining	Pre-feasibility study	Underground	Ag Pb Zn	Low sulphidation polymetallic vein-style mineralization
Paca Project	Bolivia	Antonio Quijarro	100%	30 squares patented claims	fully permitted with social agreement	Pre-feasibility study	Open pit	Ag Pb Zn	Polymetallic dissemination - style mineralization
Triunfo Project	Bolivia	Sud Yungas	100%	256 Hectares	Fully permited with social permiss.	Exploration	Underground	Au Ag Zn Pb	Polymetallic vein-style mineralization
Ulaan Ovoo Property	Mongolia	Selenge province	100%	3 mining licenses covering 568.01 hectares	Fully Permitted	Operating	Open pit	Coal	Coal seam

Chandgana Project	Mongolia	Khentii province	100%	3 mining licenses covering 5,667.5 hectares	Fully Permitted	Feasibility study	Open pit	Coal	Coal seam
Titan	Canada	Ontario	100%	1445 hectares, 3 unpatented claims and 17 patented claims	Fully Permitted	Exploration	Open pit	vanadium-titanium-iron	Magnetite, ilmenite, titanium dioxide, and vanadium mineralization

1. Except as noted below, the Company is the operator of its projects.

2. On September 7, 2020, the Company announced that it had entered into a binding sales and purchase agreement (the "Sunawayo SPA") with a private party (the "Sunawayo Vendor") to acquire the Sunawayo silver-lead mining project (the "Sunawayo Project"). Subject to the provisions of the Sunawayo SPA, the Sunawayo Vendor agreed to irrevocably transfer the mining rights of the Sunawayo Project to the Company for consideration of US$6,500,000, which payment consists of US$300,000 paid on execution of the Sunawayo SPA, with the remaining US$6,200,000 to be paid in cash over a one-year period in twelve equal monthly installments, starting March 1, 2021 During the year ended December 31, 2021, the Company suspended the Sunawayo property installment payments pending verification of the status of Sunawayo title and environmental permit (held by the Sunawayo Vendor) with authorities. The Company has notified the Sunawayo Vendor of their breach of certain disclosure representations in the Sunawayo SPA. To date, the Company has made one payment totaling US$300,000 and has no further contractual obligations unless it wishes to pursue the SPA further to acquire Sunawayo.

3. On July 13, 2020, the Company announced that it had entered into an agreement (the "Triunfo Agreement") with a private party (the "Triunfo Vendor") for the right to conduct mining exploration activities (the "Exploration Right") within the El Triunfo gold-silver-lead-zinc project in La Paz District, Bolivia (the "Triunfo Project") and the right, at the Company's election, to purchase the Triunfo Project for US$1,000,000 (the "Purchase Right") and together with the Exploration Right, the "Triunfo Rights"). The Purchase Right can be exercised at any time after the Triunfo Vendor completes the required Bolivian administrative procedures for the Triunfo Project until July 13, 2025 or such further period as the parties may agree. To secure the Triunfo Rights, the Company paid the Triunfo Vendor US$100,000 upon execution of the Triunfo Agreement. Until the Company exercises its Purchase Right, beginning in 2021 the Company must pay the Triunfo Vendor US$50,000 on June 15 of each year to maintain the Triunfo Rights. The Company may elect to terminate the Triunfo Agreement at any time. If the Company exercises the Purchase Right, the Triunfo Vendor will maintain up to a 5% interest of the profits, net of taxes and royalties, derived from the sale of concentrate produced from the Triunfo Project (the "Residual Interest"). On June 15, 2021, the Company paid US$50,000 to maintain their Purchase Right to the Triunfo Vendor.

4. The Company does not operate this property.  On March 18, 2019, the Company announced that the Ulaan Ovoo Property had started up. The Company also reported that it had executed a lease agreement with an arms-length private Mongolian company (the "Mongolian Lessee") whereby the Mongolian Lessee performs mining operations at the Company's Ulaan Ovoo Property and will pay the Company $2 for every tonne of coal shipped from the Ulaan Ovoo site premises. The Mongolian Lessee is responsible for all capital and operating expenses, government taxes and royalties related to Ulaan Ovoo operation.

There are no identified mineral reserves or mineral resources on the Sunawayo Project, Triunfo Project, Ulaan Ovoo Property, Chandgana Project or Titan.

For more information on the Pulacayo Project in Bolivia, please see "Pulacayo Project, Bolivia" below.

PULACAYO PROJECT, BOLIVIA

The scientific and technical information in this section of this Annual Report that specifically relates to the current Pulacayo Project mineral resource estimates for the Pulacayo and Paca deposits has been extracted or summarized from the 2022 Pulacayo Technical Report. The 2022 Pulacayo Technical Report was prepared by Matthew Harrington, P.Geo., of Mercator Geological Services Limited, Michael Cullen, P.Geo. of Mercator Geological Services Limited and Osvaldo Arce, Ph.D., P. Geo., Independent Consultant. Additional information presented below that pertains to the Pulacayo Project but does not specifically appear in the 2022 Pulacayo Technical Report has been provided by the Company. None of the qualified persons who prepared the 2022 Pulacayo Technical Report at affiliates of the Company. The 2022 Pulacayo Technical Report is filed as Exhibit 15.1 to this report.

The discussion below includes the Pulacayo and Paca silver-lead-zinc deposits and related concessions located in Bolivia (the "Pulacayo Project").

On January 2, 2015, pursuant to the terms of the acquisition agreement entered into between the Company and Apogee Silver Ltd. ("Apogee") the Company acquired the Pulacayo Project through the acquisition of the issued and outstanding shares of ASC Holdings Limited and ASC Bolivia LDC, which together, hold the issued and outstanding shares of ASC Bolivia LDC Sucursal Bolivia. ASC Bolivia LDC Sucursal Bolivia controls the mining rights to the concessions through a separate joint venture agreement with the Pulacayo Ltda. Mining Cooperative (the "Pulacayo Mining Cooperative") who hold the mining rights through a lease agreement with state owned Mining Corporation of Bolivia, COMIBOL.

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

N
LA PAZ
COCHABAMBA
ORURO
CHILE
POTOSI
San Bartolome
PULACAYO PROJECT
Uyuni
San Cristobal
San Vincent
OLLAGUE
ESTACION ABAROA
ARGENTINA
0 50 100
Kilometres
17°
18°
19°
20°
21°
22°
23°
70°
69°
68°
Project Area
Pacific Ocean
BOLIVIA
South America
Location Map
Pulacayo Project, Bolivia
Date: Oct. 2020
mercator

NUMBER	LICENCE No	NAME OF LAND	SIZE, HECTARE	COORDINATES OF THE CORNERS OF THE LICENCE.
1	512-03652	APURADITA	750	20°18'53.07" 66°40'57.04" 20°18'54.42" 66°42'39.86" 20°20'15.52" 66°42'38.69" 20°20'13.92" 66°40'54.99"

2	512-00994	REAL DEL MONTE	24	20°19'35.79" 66°42'8.74" 20°19'56.42" 66°42'25.55" 20°20'2.30" 66°42'17.21" 20°19'41.63" 66°42'0.50"
3	512-00992	TEMERIDAD	10	20°19'46.28" 66°42'10.66" 20°19'41.29" 66°42'23.38" 20°19'48.78" 66°42'26.64" 20°19'53.73" 66°42'13.79"
4	512-01015	PULACAYO	1031	20°23'23.57'' 66°42'00.7''
20°22'31.45'' 66°42'12.33''
20°22'41.91'' 66°43'06.4''
20°21'44.55'' 66°43'18.66''
20°21'27.11'' 66°41'47.43''
20°20'48.87'' 66°41'55.05''
20°20'47.11'' 66°41'45.47''
20°21'31.50'' 66°41?35.92''
20°21'27.31'' 66°41'13.95''
20°22'12.03'' 66°41'04.42''
20°22'09.26'' 66°40'50.92''
20°22'47.49'' 66°40'42.72''
20°22'54.46'' 66°41'18.20''
				20°23'16.50 66°41'13.42''

5	512-01165	PORVENIR	1199	20°21'44.55'' 66°43'18.66'' 20°22'25.71'' 66°43'09.82'' 20°22'48.37'' 66°45'08.09'' 20°21'28.64'' 66°45'25.10'' 20°20'48.87'' 66°41'55.58'' 20°21'27.11'' 66°41'47.43''
6	512-03903	HUANCHACA	470	20°21'27.31'' 66°41'13.95''
20°21'18.24'' 66°40'26.65''
20°23'03.65'' 66°40'04.40''
20°23'16.50'' 66°41'13.42''
20°22'54.46'' 66°41'18.20''
20°22'47.49'' 66°40'42.72''
20°22'09.26'' 66°40'50.92''
20°22'12.03'' 66°41'04.42''

7	512-01160	GALERIA CENTRAL	76	20°22'31.78'' 66°41'23.61'' 20°24'50.09'' 66°44'5663'' 20°24'47.19'' 66°44'58.60'' 20°22'28.88'' 66°41'25.17''

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

There is also a reasonably well-developed rail system with connections south to Argentina, east to Brazil and west to Chile and the port of Antofagasta. Rail service from Uyuni connects with Oruro, Atocha, Tupiza, and Villazon (on the border with Argentina). Uyuni is also connected by railway to Chile through Estación Abaroa. Disused rail lines exist between Uyuni-Potosí and Oruro-La Paz. The figure below presents major highway and rail routes of Bolivia relative to the Pulacayo project's location.

Major Routes and Physiographic Regions in Bolivia

Climate and Physiography

Two Andean mountain chains run through western Bolivia, with many peaks rising to elevations greater than 6,000 m above sea level. The western Cordillera Occidental Real forms Bolivia's western boundary with Peru and Chile, extending southeast from Lake Titicaca and then south across central Bolivia to join with the Cordillera Central along the country's southern border with Argentina. Between these two mountain chains is the Altiplano, a high flat plain system at elevations between 3,500 m and 4,000 m above sea level. East of the Cordillera Central a lower altitude region of rolling hills and fertile basins having a tropical climate occurs between elevations of 300 m and 400 m above sea level. To the north, the Andes adjoin tropical lowlands of Brazil's Amazon Basin.

Climate within Bolivia is altitude related. The rainy period lasts from November to March and corresponds with the southern hemisphere's summer season. Of the major cities, only Potosí receives regular snowfalls, with these typically occurring between February and April at the end of the rainy season. La Paz and Oruro occasionally receive light snow. On the Altiplano and in higher altitude areas, sub-zero temperatures are frequent at night throughout the year. Snow-capped peaks are present year-round at elevations greater than approximately 5,200 m.

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

Coeur d'Alene Mines Corporation (San Bartolome), Pan American Silver Ltd. (San Vicente), Glencore International plc (Sinchi Wayra) and Sumitomo Corporation (San Cristóbal) are significant international companies with producing mines in this region in recent years. Basic exploration services are available in Bolivia and include several small diamond core drilling contractors, the ALS Group, which operates an analytical services sample preparation facility in Oruro, the SGS Group, which has analytical services and preparation facilities in La Paz, and several locally owned assay facilities. The Bolivian National School of Engineering operates a technical college in Oruro (Universidad Técnica de Oruro) that includes a mineral processing department and laboratory facilities that provide commercial services to the mining industry. In general, an adequate supply of junior to intermediate level geologists, metallurgists, mining engineers and chemists is currently considered to be present in the country.

Since down-sizing of site operations at Pulacayo by Apogee in 2013-2014, the population of the community has dropped to approximately 300 to 400 permanent residents, many of whom are associated with the Pulacayo Mining Cooperative. The village has a state-run school and medical services are provided by the state's Caja Nacional de Seguros (National Insurance Fund). A hospital and clinic function independently. Numerous dwellings and mining related buildings in Pulacayo are owned by COMIBOL and some of these have been donated to the Pulacayo Mining Cooperative. Under terms of the Shared Risk Contract, COMIBOL makes some mining infrastructure available for use by the Company.

Property

Ownership of the Pulacayo Project properties was completed through a number of joint venture agreements. Apogee Minerals Ltd. (renamed "Apogee Silver Ltd." in March 2011) controlled 100% of the Pulacayo Project through an agreement with Golden Minerals Company ("GMC"), the successor of Apex Silver Company before its acquisition by us. GMC's former Bolivian subsidiary, ASC Bolivia LDC Sucursal Bolivia ("ASC"), holds the mining rights to the concessions through a joint venture with the Pulacayo Mining Cooperative, which in turn has a lease agreement with COMIBOL, the state mining corporation of Bolivia. On January 21, 2011, Apogee entered into a definitive agreement with GMC to acquire all of the issued share capital of ASC, which holds a 100% interest in the Pulacayo Project. Pursuant to the applicable agreement, Apogee acquired all of the issued and outstanding shares of the subsidiary from GMC in consideration for Common Shares of Apogee upon closing of the transaction, and an additional block of Common Shares and a cash fee eighteen (18) months following closing of the transaction. In January 2015, Prophecy Coal Corp. (predecessor to the Company) completed a purchase of Apogee Minerals Bolivia S.A., ASC Holdings Limited and ASC Bolivia LDC (which hold ASC, the holder of Apogee's mining joint venture interest in the Pulacayo Project) (collectively, the "Apogee Subsidiaries") and thus Apogee's interest in the mining joint venture. The term of the joint venture agreement is 23 years and started on July 30, 2002. ASC Bolivia LDC is committed to pay to COMIBOL USD$1,000 during the exploration period. During the mining period, ASC Bolivia LDC will pay COMIBOL the equivalent of 2.5% of the Net Smelter Return ("NSR") and 1.5% of the NSR to the Pulacayo Mining Cooperative. On September 1, 2016, the Bolivian government issued Supreme Decree N° 2891 which was confirmed by Law N° 845 dated October 24, 2016. Both regulations revert to the domain of the State, areas over which joint venture agreements, lease or sub-lease agreements have been executed between mining cooperatives and private local or foreign companies, in order to convert such agreements into mining production contracts between the private parties to such agreements and the government. This affects our Pulacayo Joint Venture Agreement. We submitted the required application on December 22, 2016. On October 2, 2019, a new Mining Production Contract (replacing the Joint Venture Agreement) was executed between Apogee Minerals Bolivia S.A. (a subsidiary of the Company) and the state-owned Bolivian Mining Corporation (COMIBOL). The term is 15 years and subject to renewal for another 15 years (total 30 years). COMIBOL is entitled to receive 7% of the Gross Sales Value. No monthly fee payable to COMIBOL has been agreed to.

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

* Special Transitory Authorization - formerly mining concession

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

Modern exploration of the Pulacayo and Paca areas began to a limited degree in the 1980's when various mining and exploration companies targeted epithermal silver and gold mineralization within the volcanic-intrusive system present in the area. In 2001, ASC initiated an exploration program in the district, signed agreements with the Pulacayo Mining Cooperative and COMIBOL and completed programs of regional and detailed geological mapping, topographic surveying and sampling of historical workings. In part, these work programs included the Paca deposit, where 3,130 m of core drilling and 896 m of reverse circulation (RC) drilling were completed, and a mineral resource estimate was prepared. ASC also completed core drilling campaigns at Pulacayo.

In 2005 Apogee signed a joint venture agreement with ASC and subsequently commenced exploration in the region in early 2006. Extensive exploration, economic evaluation, metallurgical studies, mine and mill permitting environmental studies and underground test mining programs were subsequently carried out by Apogee between 2006 and 2015 when the Pulacayo Project was purchased by the Company's precursor, Prophecy Development Corp. (Prophecy). Work was carried out on both the Pulacayo and Paca deposits during this period, with emphasis placed on Pulacayo. Combined results of the ASC and Apogee diamond drilling programs carried out between 2002 and 2012 contributed to the several mineral resource estimates prepared in accordance with NI 43-101 and the CIM Standards in place at the time, and also supported a 2013 Feasibility Study focused on underground mining. Since 2001, ASC and Apogee completed 88,596 m of drilling from surface and underground on the Pulacayo Project, with Apogee programs accounting for 79,129 m of this total.

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

Exploration

The Company has completed various geological mapping and surface sampling programs over several areas of mineralization on the Pulacayo Project starting in 2015 and continuing over the years into 2021. Recent exploration activities completed by the Company include a geological mapping and chip sample program completed in February 2020 for the Paca area and a San Leon Tunnel geological mapping and chip sample program completed in February-March of 2020. The Company also carried out a 3,277.4 m core drilling program in late 2019 and early 2020. A 545-meter drilling program at the Paca deposit was completed in October, 2020. A 940-meter drilling program was commenced at the eastern side of the Pulacayo deposit in an area known as "Pero" in December 2020, and completed in January 2021.

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

The extent of mineralization comprising the current Paca deposit mineral resource estimate is defined by the extent of modern era diamond core drilling along a strike length of approximately 750 m and north-south extent of approximately 700 m. Limited underground exploratory workings accessible from the Esmeralda adit are present along approximately 100 m of the deposit's strike length in its central area.

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

Security of Samples

Apogee staff was responsible for transport of core boxes by pick-up truck from drill sites to the company's locked and secure core storage and logging facility located in the town of Pulacayo. The secured 6 mil plastic sample bags are grouped in batches of 6 to 10 samples and secured in a larger plastic mesh bag in preparation for shipment to the ALS Chemex preparation laboratory located in Oruro, Bolivia. All bagged samples remained in a locked storage facility until shipment to the laboratory. Samples are transported from the core storage area to the ALS Chemex facility by either Apogee personnel or a reputable commercial carrier. Sample shipment forms are used to list all samples in each shipment and laboratory personnel crosscheck samples received against this list and report any irregularities by fax or email to Apogee. Apogee did not encounter any substantial issues with respect to sample processing, delivery or security for the Pulacayo drilling programs. The transport and security of samples pertinent to the ASC drilling were confirmed by the then Apogee staff familiar with the ASC program to be generally similar to those employed by the following drilling programs. The security of Paca exploration samples followed the same procedures.

Sample Preparation, Analysis and Quality Assurance/Quality Control

All drill core samples from the ASC 2002 and 2003 drilling programs were processed at the Oruro, Bolivia laboratory of ALS Chemex, with those from the first phase of drilling being analyzed at ALS Chemex facilities in Vancouver, BC, Canada. In both instances, standard core preparation methods were used prior to elemental analysis. During the 2006 to 2012 Apogee drilling programs Apogee staff carried out immersion method specific gravity determinations but did not carry out any form of direct sample preparation or analytical work on project samples. Analytical work was completed by ALS Minerals Ltda. at its analytical facility in Lima, Peru after completion of sample preparation procedures at the ALS facility located in Oruro, Bolivia. ALS was at the time and remains an internationally accredited laboratory with National Association of Testing Authorities certification and also complies with standards of International Organization for Standardization (ISO) 9001:2000 and ISO 17025:1999. The laboratory utilizes industry standard analytical methodology and utilizes rigorous internal QA/QC procedures for self-testing. Samples from the ASC drilling programs carried out in 2002 and 2003 were also prepared and analyzed by ALS. However, after preparation at the facility in Oruro, Bolivia under the same protocols as for Apogee, analytical work was carried out at the company's laboratory in Vancouver, BC, Canada. This facility was fully accredited at the time and analytical protocols were the same as those described above for Apogee.

Apogee developed an internal QA/QC program that includes blind insertion of reference standards, blanks and duplicates in each analytical shipment that was used for the 2006 to 2012 drilling programs. A blank is inserted at the beginning of each sample batch, standards are inserted at random intervals throughout each batch of 50 samples and duplicates are analyzed at the end of each batch. All data gathered for QA/QC purposes is captured, sorted and retained in the QA/QC database. The QA/QC samples include commercial reference standards, an in-house standard, and commercial prepared blank materials. Coarse field blanks were also prepared by Apogee. Analysis of duplicate samples of quarter core is accommodated through their blind inclusion in the sample stream and analysis of duplicate prepared pulp splits are also requested for each batch. Apogee's protocol also includes a check sampling program based on analysis of sample splits at a second accredited laboratory. Bulk density measurements (specific gravity) were systematically collected by Apogee staff using standard water immersion methods and unsealed core samples. Characteristics of lithology and alteration were also recorded as part of the density program and all information was assembled in digital spreadsheets.

QA/QC procedures pertinent to the ASC 2002-2003 drilling programs were not documented. However, the first drilling program carried out by Apogee in 2006 was intended to confirm earlier ASC analytical data. Full QA/QC protocols instituted by Apogee were applied to this program and results of the Apogee re-drill program correlate well with those of ASC suggesting that acceptable standards were being met by ASC. Though preparation, analysis, and QA/QC procedures were not documented for the early ASC drilling on Paca, the results of the 2006 re-drill program and check sampling by Mercator during 2015 were comparable and suggests acceptable procedures were followed for the Paca deposit samples. Sampling from later drilling at Paca followed Apogee's QA/QC procedures described above. Bulk density measurements were also obtained.

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

Apogee hosted two site visits by experts for review of procedures and verification of conditions and work programs. The first during August 2011 included review of drilling program components, core check sampling, verification of drill hole locations, and discussion with Apogee staff and consultants. The experts determined that, to the extent reviewed during the visit, evidence of work programs carried out to date on the property is consistent with descriptions reported by the company and that procedures employed by Apogee staff are consistent with current industry standards and of good quality. The second site visit occurred during April 2012 and included additional review of on-going drilling and resource estimation program work pertaining to oxide zone mineralization. The experts determined their drill hole coordinates compared well with Apogee's coordinates and reasonable correlation exists between the original sample analyses and the check sample analyses.

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

Mineral Processing and Metallurgical Testing

To date, four metallurgical test programs were completed by outside experts. These programs include: Resource Development Inc., Denver, USA in 2003, UTO (Universidad Técnica de Oruro), Oruro, La Paz, Bolivia in 2009, ED&ED Ingeniería y Servicios S.A.C. (which we refer to as "ED&ED"), Lima, Peru in 2011, and UTO and Maelgwyn Mineral Services Laboratory in South Africa during 2012. A fifth program was managed by Apogee where bulk samples from trial mining were sent to local concentrators.

During 2003, Resource Development Inc. tested 120 kg of core sample from two drill holes. Preliminary metallurgical test work was performed to evaluate the silver and sulfide base metals recovery potential including in-place densities, feed characterization, mineralogy, leaching, gravity concentration, and bench-scale open circuit and locked cycle tests (LCT's). Silver minerals were found not to be amenable to leaching by NaCN or gravity concentration. Grinding test data determined the time required to achieve a P80 of 150 # (104 μm) was 20 minutes. Bench scale open circuit flotation tests (OCT's) were performed using the flotation reagent suite developed for the San Cristobal Project. The overall silver recovery in the lead rougher concentrates was 97.1%. The lead cleaner concentrate recovered 2.8% of the weight, 84.6% of lead, 3.1% of zinc and 46.9% of silver. The lead concentrate assayed 60.8% Pb, 4.22% Zn and 8,440 g/t Ag. The zinc cleaner concentrate recovered 7.8% of weight, 1.3% of lead, 84.7% of zinc and 38.8% Ag. The concentrate assayed 0.324% Pb, 41.2% Zn and 2,463 g/t Ag. Large scale two cycle locked cycle flotation tests were performed using the process flowsheet similar to that developed for San Cristobal deposit. The lead concentrate assaying 62.2% Pb, 4.46% Zn and 10,891 g/t Ag, recovered 3.1% weight, 88.8% of lead, 3.9% of zinc and 63.4% of silver. The zinc concentrate assayed 61.5% Zn, 0.9% Pb and 3,303 g/t Ag, recovered 5% weight, 87.6% of zinc, 2.1% of lead and 31.3% of silver. The tailings were very difficult to settle due to high proportions of clay in the ore, which will impact the process flow sheet and overall plant design. The lead and zinc third cleaner concentrates were analyzed for impurities and found that penalties may be incurred on the concentrates for several impurities.

UTO conducted a metallurgical test program during 2009 on three samples comprising comminution (only Bond Ball Work Index), OCT's, LCT's, OCT tailings (non-float) size by size analyses, and OCT tailings (non-float) sedimentation tests. Clay mineralogy studies were not carried out to determine the presence of clays that may produce very fine slimes though during the test work, slimes were produced affecting the flotation performance, settling of tailings, and flotation pulp rheology. The samples were drill cores composited to represent a higher grade, a medium grade, and a lower grade. Comminution was evaluated using the Bond Ball Mill Work Index test and categorized the samples as medium to hard. Abrasion index, crushing work index, and rod work index tests were not performed. Specific gravity tests were performed. Flotation test work focused on lead and silver recovery using both batch open circuit and closed circuit flotation tests. Locked cycle tests of the high-grade sample indicated that conventional selective lead-silver and zinc-silver flotation techniques recovered 56% of the silver in the lead concentrate and 27% of the silver in the zinc concentrate with lead recovery of 79% and zinc recovery of 81%. Silver grades were 6,620 g/t in the lead concentrate and 2,010 g/t in the zinc concentrate. LCT test results of the medium grade sample indicated that it is possible to recover almost 34% of the silver in the lead concentrate and 50% of the silver in the zinc concentrate, with lead and zinc grades at 51% and 58%, lead and zinc recoveries at 74% and 83%, and silver grades at 6,220 g/t and 2,990 g/t. LCT test results of the low-grade sample indicated that it is possible to recover almost 30% of the silver in the lead concentrate and 21% of the silver in the zinc concentrate, with lead and zinc grades at 51% and 58%, lead and zinc recoveries at 74% and 83%, and silver grades at 6,220 g/t and 2,990 g/t, respectively. The results seem to be reasonable and in accordance with expectations from the mineralogy of the ore. These results constitute the design basis for the flow sheet. Full OCT's of sulphide minerals flotation were conducted initially on each sample as a proof of concept of the overall circuit and to establish a workable set of flotation conditions and reagents. These tests demonstrated that sulphide flotation to saleable lead and zinc concentrates at acceptable (for batch tests) recoveries was possible.

During 2011, the laboratory facility of ED&ED, performed a series of flotation tests and contracted mineralogical analyses on a high grade and low-grade sample. The initial ED&ED flotation test work was not successful then after pre-conditioning the samples with activated carbon and subsequent differential flotation, was moderately successful. The minerals present included sphalerite, galena, pyrite and quartzite gangue with galena-sphalerite assemblages (intertwined specimens) present to some extent. Twelve (12) OCT's were conducted on each of the samples to confirm the previous flotation results by UTO and to evaluate the effect of flotation response at finer grind sizes as seen in the flowcharts. The flotation tests carried out on the high-grade samples indicated that it is possible to obtain commercial lead and zinc concentrates with grades of lead and zinc of 42.1% and 43%, respectively. The concentration of silver in the lead and zinc concentrates were reported as 7,010 g/t and 198.2 g/t, respectively. The straightforward conventional selective lead-silver and zinc-silver flotation techniques after carbon pre-treatment are able to recover 85.7% of silver in the lead concentrate (with a mass pull of 3.1%) and 2.93% of silver in the zinc concentrate (with a mass pull of 3.75%). The lead and zinc recoveries are estimated as 80% and 77.8%, respectively. The flotation tests, carried out on the low-grade samples indicated that it is possible to obtain commercial lead and zinc concentrates with grades of lead and zinc of 41% and 43.1%, respectively. The concentration of silver in the lead and zinc concentrates were reported as 6,734 g/t and 207 g/t, respectively. The straightforward conventional selective lead-silver and zinc-silver flotation techniques after carbon pre-treatment are able to recover 74% of silver in the lead concentrate (with a mass pull of 1.95%) and 3.27% of silver in the zinc concentrate (with a mass pull of 2.8%). The lead and zinc recoveries are estimated as 77.6% and 71.9%, respectively. In overall, better flotation (open circuit tests) performances are obtained at a grind size of P80 of 74 μm. Locked cycle tests at this grind size will be necessary to confirm these results. A set of paste thickening tests were run on dry samples of the flotation test (tailings) to investigate the performance of the FLSmidth Deep Cone Paste thickening technology. Screening flocculent tests were carried out. Anionic flocculent (Floenger PHP 50 Plus) was selected to improve sedimentation performance based on settling rates and observed visual supernatant clarity. Experience has shown that it is difficult to scale paste flow characteristics from small-scale tests to full-scale pipeline conditions, pilot-scale pumping tests are usually necessary. The lab flotation concentrates (open circuit tests) were assayed to determine the deleterious elements in the concentrate and for use in the NSR calculations and included mineralogical analyses. The results showed that the lead concentrate assayed 47.2% Pb and 6,273 g/t Ag with 1.3% Cu, 1.45% As and 1.23% Sb. The zinc concentrate assayed 53.8% Zn with negligible copper, arsenic or antimony. The lead, silver and zinc concentrate grades are in agreement with the LCT carried out before. Concentrations of deleterious elements appear below typical smelter penalty thresholds, with arsenic appearing as the principal penalty element.

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

Maelgwyn Mineral Services Africa carried out laboratory flotation optimization test work on ore samples from the Pulacayo Project during 2012. The objectives of the work were to: (i) test the flotation conditions supplied by Apogee on the core samples to determine the metal recoveries and grades achievable by differential flotation of the Pb and Zn minerals; (ii) to optimize the flotation conditions for effective differential of the Pb and Zn minerals and to achieve saleable grades of Pb and Zn concentrates; and (iii) to perform locked cycle testing of the optimized flotation conditions using selected variability core samples. Laboratory rod milling curves were produced for all the samples and found that the milling times required for the samples indicated a high degree of variability in hardness between the sample types. Flotation tests included 65 OCT's (exploratory test work) and four locked cycle flotation tests. In summary, the locked cycle tests yielded Pb concentrates of 55-69% Pb at recoveries between 88% and 93% and Zn concentrates of 37% to 56% Zn at recoveries of 79% to 90% with a large variation in head grade from 1.5% Pb to 4.3% Pb. The silver recoveries ranged between 68% and 94% with a variation in head grade of between 136 g/t Ag and 375 g/t Ag.

The test mining between November 2011 and May 2013 produced 12,550 tons of ore that were used in a toll milling program to evaluate ore processing. The ore was hauled by truck to four concentrators - Tatasi, Fedecomin, La Estrella, and Zabaleta. The Zabaleta concentrator attained the best recoveries for which the results are presented in the table below.

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

The mineral resource estimate for the Pulacayo Project consists of separate contributing mineral resource estimates for the Pulacayo and Paca deposits and was prepared and reviewed by report authors and Qualified Persons M. Harrington, P.Geo. and M. Cullen, M.Sc. P.Geo., both of Mercator. Mr. Harrington is responsible for the Pulacayo Project mineral resource estimates both with an effective date of October 13, 2020. Mercator has confirmed that the mineral resource estimates remain current as of December 31, 2021.  Geovia Surpac ® Version 2020 was used to create the Pulacayo Project block models and associated geological and grade solids, and to interpolate silver-zinc-lead grades. A tabulation of the mineral resources for the Pulacayo Project is presented below in Table 1.2.

Report author M. Harrington concludes that the mineral resource estimates for the Pulacayo Project (Pulacayo and Paca deposits) have reasonable prospects for economic extraction based on the following technical and economic factors:

Pit Constrained mineral resources were defined for each deposit within optimized pit shells developed using Geovia Whittle software utilizing the Pseudoflow algorithm;

•	Sulphide zone pit optimization parameters included mining at US$2.00 per tonne, combined processing and general and administration (G&A) costs at US$12.50 per tonne processed, and haulage costs at US$0.50 per tonne processed for Pulacayo and US$2.00 per tonne for Paca;

•	Oxide zone pit optimization parameters included mining at US$2.00 per tonne, combined processing and G&A at US$23.50 per tonne processed, and haulage at US$0.50 per tonne processed for Pulacayo and US$2.00 per tonne for Paca;

•	Metal prices used for the sulphide zone mineral resources are US$17/oz Ag, US$0.95/lb Pb, and US$1.16/lb Zn. Silver price reflects consideration of the World Bank Commodity 3 year trailing average Ag price of US$16.45/Troy oz. ending in July of 2020, World Bank Commodity 10 year (2020 to 2029) forecast Ag price of US$17.38/Troy oz., and average Ag pricing of US$17/Troy oz calculated from Pan American Silver Ltd., First Majestic Silver Corp, Couer Mining Inc., and Fortuna Silver Mines Inc. reporting of mineral resources and mineral reserves during the 2019 period. Lead and zinc prices reflect World Bank Commodity 3 year trailing averages ending in July of 2020. Silver price used for oxide zone mineral resources is US$17/oz AG based on the same factors discussed above;

•	Metal recoveries of 89.2% Ag, 91.9% Pb, and 82.9% Zn for sulphide zone mineral resources and 80% Ag recovery for the oxide zone mineral resources were used and reflect historical metallurgical results for high grade test sampling disclosed previously by Apogee Silver Ltd. in the 2013 Feasibility Study by TWP (Porter et al. 2013);

•	Pit Constrained sulphide mineral resources are reported at a cut-off grade value of 30 g/t silver equivalent (AgEq - refer to metal equivalent calculation in Section 11.1.2) within optimized pit shells;

•	Pit Constrained oxide mineral resources are reported at a cut-off grade value of 50 g/t silver (Ag) within optimized pits shells;

•	Pit Constrained cut-off grades are based on total operating costs and reflect reasonable prospects for economic extraction using conventional open-pit mining methods; and

•	Out of Pit mineral resources are reported external to the optimized pit shells at a cut-off grade of 100 g/t AgEg. Out of Pit mineral resources are considered to have reasonable prospects for economic extraction using conventional underground mining methods such as long-hole stoping techniques based on a mining cost of US$35 per tonne and processing and G&A cost of $20.00 per tonne processed.

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

Application of the selected mineral resource categorization parameters specified above defined distribution of Indicated and Inferred mineral resource estimate blocks within the block model. To eliminate isolated and irregular category assignment artifacts, the peripheral limits of blocks in close proximity to each other that share the same category designation and demonstrate reasonable continuity were wireframed and developed into discrete solid models. All blocks within these "category" solid models were re-classified to match that model's designation. This process resulted in more continuous zones of each mineral resource estimate category and limited occurrences of orphaned blocks of one category as imbedded patches in other category domains.

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

PULACAYO DEPOSIT MINERAL RESOURCE ESTIMATE - EFFECTIVE DATE: DECEMBER 31, 2021**

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

**Notes:

Mineral resources were prepared in accordance with S-K 1300 as well as NI 43-101, the CIM Definition Standards (2014) CIM MRMR Best Practice Guidelines (2019).

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

*Mineral resource Estimate cut-off grade highlighted

Technical Reports

The two most recent previous mineral resource estimate for the Pulacayo deposit were prepared by Mercator and is described in a NI 43-101 technical report prepared for Silver Elephant Mining Corp. that is titled " Mineral Resource Estimate Technical Report for the Pulacayo Project, Potosí Department, Antonnio Quijarro Province, Bolivia, Effective Date: October 13, 2020" and a S-K 1300 Tehcnical Report Summary for the Pulacayo Project, Potosi Department, Antonnio Quijarro Province, Bolivia, Effective Date: April 29, 2022. These reports are referenced herein as the 2020 Pulacayo Technical Report and the 2022 Pulacayo Technical Report, respectively and are filed on SEDAR. Results of the mineral resource estimate supported by the 2022 technical report are briefly discussed below relative to results of the current mineral resource estimate.

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

Paca Deposit

The Pulacayo and Paca deposits are related to the same mineralizing event that is associated with development of the associated Paca and Pulacayo volcanic centers. The Paca deposit is spatially related to the contact zone of the Paca volcanic dome which is comprised of porphyritic andesite and dacite units and related volcanic breccias. These are hosted by fine grained to conglomeratic volcaniclastic lithologies of the Quehua Formation. Silver-zinc-lead mineralization at Paca occurs primarily within an argillic to advanced argillic alteration envelope that affects both Paca dome igneous lithologies and surrounding host sequences. Silicification and alunite development are also well developed in association with some portions of the deposit. The Paca deposit presents a core zone of mineralization that correlates closely with an irregularly shaped body of altered and brecciated andesite and country rocks that closely follows the contact zone between the Paca dome andesite and the shallowly north-dipping host volcaniclastic sequence. Adjacent to this, stratabound replacement style ("mantos") mineralization is present within the shallowly north-dipping host volcaniclastic sequence at several elevations. Mantos mineralization merges with that seen in the central breccia zone but is typically lower in all metal grades. A polylithic conglomerate unit that outcrops in the deposit area is also mineralized and shows a strong imprint of silicification represented by micro-crystalline replacement style silica in various forms.

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

**See detailed notes on the Mineral Resource Estimate parameters under preceding Table titled "Pulacayo Deposit Mineral Resource Estimate - Effective Date December 31, 2021"

- Ag Eq. = Silver Equivalent (Recovered) = (Ag g/t*89.2%)+((Pb%*(US$0.95/lb. Pb/14.583 Troy oz./lb./US$17 per Troy oz. Ag)*(10,000*91.9%))+((Zn%*(US$1.16/lb. Zn/14.583 Troy oz./lb./US$17 per Troy oz. Ag)*(10,000*82.9%)). Sulphide zone metal recoveries of 89.2% for Ag, 91.9% for Pb, and 82.9% for Zn were used in the Silver Equivalent (Recovered) equation and reflect metallurgical testing results disclosed previously for the Pulacayo Deposit. A metal recovery of 80% Ag was used for oxide zone Mineral Resources.

- Metal prices of US$17/oz Ag, US$0.95/lb Pb, and US$1.16 Zn apply. A currency exchange rate of CDN$1.00 to US$0.75 applies.

- Pit-Constrained Mineral Resources are defined for each deposit within optimized pit shells with average pit slope angles of 45⁰. The Pulacayo Deposit Mineral Resource Estimate was optimized at a 12.3:1 strip ratio and the Paca Deposit Mineral Resource Estimate was optimized with at a 4.3: strip ratio.

- Base-case sulfide zone pit optimization parameters include: mining at US$2.00 per tonne; combined processing and G&A at US$12.50 per tonne processed; haulage at US$0.50 per tonne processed for Pulacayo and US$2.00 per tonne processed for Paca.

- Base-case oxide zone pit optimization parameters include: mining at US$2.00 per tonne; combined processing and G&A at US$23.50 per tonne processed; haulage at US$0.50 per tonne processed for Pulacayo and US$2.00 per tonne processed for Paca.

- Pit-constrained sulphide zone Mineral Resources are reported at a cut-off grade of 30 g/t Ag Eq. within the optimized pit shells and pit-constrained oxide zone Mineral Resources are reported at a cut-off grade of 50 g/t Ag within the optimized pit shells. Cut-off grades reflect total operating costs used in pit optimization and are considered to define reasonable prospects for eventual economic extraction by open pit mining methods.

- Out of Pit Mineral Resources are external to the optimized pit shells and are reported at a cut-off grade of 100 g/t Ag Eq. They are considered to have reasonable prospects for eventual economic extraction using conventional underground methods such as long hole stoping based on a mining cost of $35 per tonne and processing and G&A cost of $20 per tonne processed.

- "Total" Mineral Resources for the Pulacayo Deposit Combined Pit-Constrained and Out-of-Pit Mineral Resource Estimate is the tonnage-weighted average summation of Pit-Constrained and Out-of-Pit Pulacayo Mineral Resources.

- "Total" Mineral Resources for the Pulacayo Project Mineral Resource Estimate is the tonnage-weighted average summation of total Pulacayo Deposit and Paca Deposit Mineral Resources.

- Mineral Resources were estimated using Ordinary Kriging methods applied to 1 m downhole assay composites capped at 2,300 g/t Ag, 13% Pb and 15% Zn.

- Bulk density was interpolated using Ordinary Kriging methods for Pulacayo Mineral Resources. An average bulk density of 2.32 g/cm3 or 2.24 g/cm3 was applied to Paca Mineral Resources based on grade domain solid models.

- Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

- Mineral Resource tonnages have been rounded to the nearest 5,000; totals may vary due to rounding.

Sensitivity analysis shown in the following two tables illustrates various pit-constrained grade-tonnage scenarios at the Paca deposit based on a range of cut-off grades:

PACA DEPOSIT PIT-CONSTRAINED CUT-OFF GRADE SENSITIVITY REPORT FOR OXIDE ZONE

Cut-off Grade	Category	Rounded Tonnes	Ag g/t	Zn %	Pb %	Ag Moz	Zn Mlbs	Pb Mlbs	*AgEq Moz	AgEq g/t
30 Ag g/t	Indicated	1,805,000	128			7.4
	Inferred	500,000	102			1.6
45 Ag g/t	Indicated	1,225,000	170			6.7
	Inferred	375,000	124			1.5
90 Ag g/t	Indicated	800,000	231			5.9
	Inferred	235,000	159			1.2
200 Ag g/t	Indicated	420,000	311			4.2
	Inferred	55,000	285			0.5
400 Ag g/t	Indicated	80,000	493			1.3
	Inferred	5,000	459			0.1

Note: Cut-off grade for pit-constrained oxide mineral resources is 50 g/t Ag.

PACA DEPOSIT PIT-CONSTRAINED CUT-OFF GRADE SENSITIVITY REPORT FOR SULFIDE ZONE

Cut-off Grade	Category	Rounded Tonnes	Ag g/t	Zn %	Pb %	Ag Moz	Zn Mlbs	Pb Mlbs	*AgEq Moz	AgEq g/t
30 AgEq g/t	Indicated	20,595,000	46	1.07	0.67	30.5	485.8	304.2	70.2	106
	Inferred	3,050,000	46	0.76	0.65	4.5	51.1	43.7	9.2	94
45 AgEq g/t	Indicated	19,315,000	48	1.11	0.69	29.8	472.7	293.8	68.3	110
	Inferred	2,650,000	51	0.81	0.7	4.4	47.3	40.9	8.7	102
90 AgEq g/t	Indicated	8,600,000	87	1.38	0.95	24.1	261.6	180.1	45.4	164
	Inferred	950,000	114	0.94	0.95	3.5	19.7	19.9	5.2	171

Note: Mineral resource estimate cut-off grade bolded.

Cut-off Grade	Category	Rounded Tonnes	Ag g/t	Zn %	Pb %	Ag Moz	Zn Mlbs	Pb Mlbs	*AgEq Moz	AgEq g/t
200 AgEq g/t	Indicated	1,810,000	256	1.22	1.22	14.9	48.7	48.7	18.5	318
	Inferred	190,000	338	0.61	0.98	2.1	2.6	4.1	2.2	360
400 AgEq g/t	Indicated	300,000	490	1.38	1.47	4.7	9.1	9.7	5.2	542
	Inferred	50,000	545	0.39	0.82	0.9	0.4	0.9	0.9	530

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

The Pulacayo Project's current environmental operating requirements are set out in compliance with the Environment Law (Law Nº 1333) and the Environmental Regulation for Mining Activities. A certificate of exemption was obtained for the exploration phase and an audit of the Environmental Base Line (ALBA) was carried out between December 2007 and July 2008 by Mining Consulting & Engineering "MINCO S.R.L.", a Bolivian based professional consulting firm with broad exposure to the mining industry. Its audit report summarized the work carried out during the Environmental Assessment by Apogee and includes 1) a compilation of information on the local vegetation, animals, soil, water, air, etc., including collection of more than 500 samples in the area of interest to support the conclusions and recommendations of the report; 2) an evaluation of the social impact of the project; 3) an evaluation of the area contaminated during previous mining activities, including tailings, abandoned facilities, acid waters, scrap, etc.; and 4) an evaluation of other environmental liabilities.

The very long production history of the Pulacayo site, which in part is not fully documented, has potentially resulted in mining or milling associated site contamination issues related to waste rock or tailings deposit distributions that are not fully defined at this time. These may be additional to the areas of such concern identified in environmental permitting activities completed to date. Future issues associated with these should be considered project risks that may require management as the project progresses. Additional issues with site contamination associated with historical and recent site operations carried out by, or on behalf of, COMIBOL that are related to that firm's infrastructure at the site may also pose future project risk that should monitored. Potential impacts of poorly or undocumented site operations by the local mining cooperative may also require management as the project progresses.

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

On September 25, 2013 Apogee was awarded by the Bolivian Ministry of Water and Environment the Environment Impact Declaration certificate which shows that the Bolivian environmental authorities approved the Environmental Impact Assessment ("EIA") which permits establishment of mining, milling and tailings facilities on the Pulacayo site of sufficient size to support milling operations of up to 560 tonnes per day. The application to obtain this permit was applied by Apogee on December 17, 2012. The submission was the result of over 30 months of technical studies and consultations, including a comprehensive water management plan, the feasibility study, archeological studies, flora and fauna studies, mine closure planning, social baseline studies, and results from two years of public consultations with local communities. All permits previously granted to Apogee currently remain in effect for the Company.

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

Legacy Financial Obligations

As part of the transaction with Apogee, we agreed to assume, within certain limitations, all liabilities associated with the Apogee Subsidiaries and the Pulacayo Project. During 2014, Apogee received notice from the national tax authority in Bolivia alleging that its wholly owned subsidiary ASC owes approximately Bs42,000,000 (equaling in an amount originally assessed at approximately $7,600,000 in 2004) of taxes, interest and penalties relating to a historical tax liability. The Company continued to dispute the assessment and hired local legal counsel to pursue an appeal of the tax authority's assessment on both substantive and procedural grounds. On May 26, 2015, the Company received a positive "resolution" issued by the Bolivian Constitutional Court that declared null and void the previous resolution of the Bolivian Supreme Court issued in 2011 and sent the matter back to the Supreme Court to consider and issue a new resolution.

On December 4, 2019, the Company received the 2019 Resolution issued by the Supreme Court of Bolivia which declares that the contentious tax claim of US$ 6,556,787 brought by Bolivia's General Revenue Authority against the Company's Bolivian subsidiary is not proven.

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

All samples are taken from HQ-diameter core which split in half by a diamond-blade masonry saw. One-half of the core is submitted for laboratory analysis and the other half is preserved on the Company's secured core facility for reference. All core is geotechnically analyzed, photographed and then logged by geologists prior to sampling.

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

In order to estimate the fair-value of the property the Company engaged a third-party valuation consultant and also utilized level 3 inputs on the fair value hierarchy to estimate the recoverable amount based on the property's fair value less costs of disposal determined with reference to dollars per unit of metal in-situ.

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

Drilling was commenced and completed in October 2020 at the Paca deposit. A 545 meter program focused on potential reinterpretation of the geology in the area. Geological mapping identified additional structures in the Paca area that may run oblique to the main east-west trending structure. In this program, 5 holes were drilled diagonally to test possible oblique structures for 'blind' mineralization that might have previously gone undetected. Significant results are shown below:

Hole ID	From	To	Length (m)	Ag (g/t)	Zn %	Pb %	AgEq*

PND114	1.5	18.0	16.5	43	0.11	0.36	55

PND115	3.0	69.0	66.0	48	0.10	0.80	75

PND116	7.0	37.0	30.0	23	0.15	0.42	41

PND117	51.0	82.0	31.0	3	0.45	0.31	31

PND118	18.0	38.0	20.0	25	0.09	0.09	29

PND118	67.0	179.0	112.0	15	0.50	0.48	50

including…	133.0	143.0	10.0	61	0.65	0.37	93

(*) Silver equivalent ("AgEq") calculation is based on NI43-101 compliant 2020 resource report completed for the Paca deposit by Mercator Geological Services (see Company's press release dated October 13th, 2020). Silver equivalent is calculated as follows: Ag Eq. = Silver Equivalent (Recovered) = (Ag g/t*89.2%)+((Pb%*(US$0.95/lb. Pb/14.583 Troy oz./lb./US$17 per Troy oz. Ag)*(10,000*91.9%))+((Zn%*(US$1.16/lb. Zn/14.583 Troy oz./lb./US$17 per Troy oz. Ag)*(10,000*82.9%)) and assumed metallurgical recoveries. Metal prices of US$17/oz Ag, US$0.95/lb Pb, and US$1.16/lb Zn apply.

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

All samples are taken from HQ-diameter core which split in half by a diamond-blade masonry saw. One-half of the core is submitted for laboratory analysis and the other half is preserved on the Company's secured core facility for reference. All core is geotechnically analyzed, photographed and then logged by geologists prior to sampling.

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

In July 2020, the Company announced results of rock chip samples taken from the San Leon underground tunnel. This geological sampling and mapping program are part of an ongoing district exploration program announced on March 9, 2020, at the Company's Pulacayo Silver Project in Bolivia. A total of 113 chip samples were collected at intervals of from 0.85 to 3.0 meters to better characterize the geology and alteration of the San Leon tunnel, which continues for 3km to the south of the mapping area, passing through the Company's existing NI43-101 Pulacayo resource and connects to the town of Pulacayo. The tunnel also extends to the north for 1 km where historically the Pulacayo mine's ore was carted for smelting during the 1800's. Sample results are tabulated below:

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

The Pulacayo TVS (Veta Pulacayo) that hosts the Company's indicated silver resource of 30.4 million oz @ 455g/t and inferred resource of 6.3 million oz at 406 g/t likewise trends roughly east-west, indicating that the Veta Pacamayo represents a parallel system that has seen very little exploration to date.

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

During the year ended December 31, 2021, the Company:

•	reported drilling at the Pulacayo Projects continued past 1,972m of its 2,000 m drill program and Triunfo Project grab samples assayed up to 294 g/t silver.

•	started a 2,000-meter drilling program at Pulacayo Project The goal is to expand Pulacayo's silver resource base, which currently stands at 106.7 million oz of indicated silver and 13.1 million oz of inferred silver according to an independent technical report by Mercator Geological Partners, effective October 13, 2020, and available on sedar.com. (Details provided in Company's news release dated October 13, 2020).

•	identified of a large linear anomaly measuring over 1,400 meters in length, up to 250 meters wide, starting at a depth of approximately 250 meters from surface at its Pulacayo silver project in Potosi department, Bolivia.

Mineral Resources and Mineral Reserves Comparison

No mineral reserves were reported as of December 31, 2020 and 2021.  There were no changes in reported mineral resources reported for the Pulacayo Project for the years ended December 31, 2020 and 2021.  The Company no longer reports mineral resources for the Gibellini project for the year ended December 31, 2021 (a 100% reduction from the mineral resources reported in December 31, 2020) due to the disposition of the project on January 14, 2022 in the plan of arrangement described earlier.

Regulation S-K 1300 Internal Controls Disclosure

Qualified persons, including third parties and Company employees, are responsible for estimating mineral resources and reserves. The Company has an internal review team, consisting of a broad spectrum of internal personnel whose responsibilities include review of the mineral resources and reserves estimation reporting for compliance with SEC rules and regulations. The internal review team includes members from the Company's accounting, finance and business departments. Reports prepared by qualified persons and third parties are reviewed at various levels of the internal review team before they are ultimately reviewed and approved by our senior leadership team.

With respect to historical exploration by other companies, the exploration and quality control procedures used by were evaluated in the 2022 Pulacayo Technical Report, which evaluation was reviewed as part of the Company's internal control procedures.

ITEM 19. EXHIBITS

Exhibit Number	Description
1.1*	Articles of Incorporation (incorporated by reference from our Registration Statement on Form 20-F filed with the SEC on June 27, 2018).
1.2*	Amendment to Articles of Incorporation dated March 16, 2020 (incorporated by reference filed with the SEC on March 17, 2020.)
2.1*	Description of Registered Securities (incorporated by reference from our Annual Report on Form 20-F filed with the SEC on May 9, 2022)
4.1*	Debt Settlement Agreement dated January 13, 2017 among Silver Elephant Mining Corp., Linx and John Lee (incorporated by reference from our Registration Statement on Form 20- F filed with the SEC on June 27, 2018).
4.2*	Mineral Lease Agreement dated June 22, 2017 between Silver Elephant Mining Corp. and Janelle Dietrich (incorporated by reference from our Registration Statement on Form 20-F filed with the SEC on June 27, 2018).
4.3*	Mineral Lease Agreement dated July 10, 2017 among Silver Elephant Mining Corp., Richard A. McKay, Nancy M. Minoletti and Pamela S. Scutt (incorporated by reference from our Registration Statement on Form 20-F filed with the SEC on June 27, 2018).
4.4*	Share Purchase Agreement dated February 7, 2018 among Silver Elephant Mining Corp., Medalist Capital Ltd. and 631208 B.C. Ltd. (incorporated by reference from our Registration Statement on Form 20-F filed with the SEC on June 27, 2018.
4.5*	Amendment to the Mineral Lease Agreement dated April 19, 2018 between Silver Elephant Mining Corp. and Janelle Dietrich (incorporated by reference from our Annual Report on Form 20-F filed with the SEC on March 31, 2019).
4.6*	Share-Based Compensation Plan (incorporated by reference from our Registration Statement on Form 20-F filed with the SEC on June 27, 2018).
4.7*	English Summary of Pulacayo Joint Venture Agreement (incorporated by reference from our Annual Report on Form 20-F filed with the SEC on March 31, 2019).
4.8*	Underwriting Agreement between Silver Elephant Mining Corp., and Mackie Research Capital Corporation, Canaccord Genuity Corp. and Sprott Capital Partners LP. dated October 26, 2020 (incorporated by reference from our Form 6-K filed with the SEC on October 29, 2020).
4.9*	Amendment to Underwriting Agreement between Silver Elephant Mining Corp., and Mackie Research Capital Corporation, Canaccord Genuity Corp. and Sprott Capital Partners LP. dated November 17, 2020 (incorporated by reference from our Form 6-K filed with the SEC on November 18, 2020.)
4.10*	The El Triunfo Sales and Purchase Agreement dated July 13, 2020 between the Company's subsidiary Illumina Silver Mining Corp. and a private party to acquire the El Triunfo Gold-Silver-Lead-Zinc Project (incorporated by reference filed with the SEC on February 9, 2021).
4.11*	Minago Project Asset Purchase Agreement dated January 21, 2021 (incorporated by reference and filed with the SEC on February 10, 2021)
4.12*	Voting Trust Agreement dated February 9, 2021 between Victory Nickel Inc. and the Company dated February 9, 2021 (incorporated by reference and filed with the SEC on February 10, 2021).
4.13*	Voting Trust Agreement in respect to the Company's Common Shares dated February 9, 2021 (incorporated by reference and filed with the SEC on February 10, 2021).
4.14*	Debt Purchase Agreement between City Hall Capital LLC and Silver Elephant Mining Corp (redacted). dated January 15, 2021 (incorporated by reference and filed with the SEC on February 10, 2021).
4.15*	Amended and Restated Arrangement Agreement dated November 8, 2021 (incorporated by reference from our Annual Report on Form 20-F filed with the SEC on May 9, 2022)
8.1*	List of Subsidiaries (incorporated by reference from our Annual Report on Form 20-F filed with the SEC on May 9, 2022)
12.1**	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2**	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	S-K 1300 Pulacayo 2022 Technical Report, effective April 29, 2022 dated May 2, 2022 (incorporated by reference from our Annual Report on Form 20-F filed with the SEC on May 9, 2022)
101.INS	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

* Incorporated by reference from the Company's SEC filings.

** Filed herewith.

10 nil

nil

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SILVER ELEPHANT MINING CORP.
Date: March 3, 2023	By:	/s/ John Lee
John Lee
Chief Executive Officer