Form 20-F/A
period 2021-12-31
Silver Elephant Mining Corp.
filed 2023-03-16
CIK 1545224

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 2)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Yes ☐     No ☒

EXPLANATORY NOTE

This Amendment No. 2 on Form 20-F (the "Form 20-F/A") amends the annual report on Form 20-F of Silver Elephant Mining Corp. (the "Company") for the fiscal year ended December 31, 2021, originally filed with the U.S. Securities and Exchange Commission ("SEC") on May 9, 2022 (the "Form 20-F"). This Form 20-F/A is being filed to amend Item 15 of Part II of the Form 20-F to revise management's conclusion with respect to its evaluation of the effectiveness of the Company's disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Item 15 was inadvertently not updated in connection with the filing of Amendment No. 1 on Form 20-F filed on March 3, 2023 ("Amendment No. 1").

Other than as set forth herein, this Form 20-F/A speaks as of the original filing date of the Form 20-F on May 9, 2022, and this Form 20-F/A does not, and does not purport to, amend, update or restate any other information or disclosure included in the Form 20-F or reflect any events that have occurred since May 9, 2022.

PART II

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

In connection with filing of the Amendment No. 1, an evaluation was performed by management, including the Company's Chief Executive Officer ("CEO") and the Company's Chief Financial Officer ("CFO"), of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rules 13a-15(b) and 15d-15(b) of the U.S. Exchange Act as of December 31, 2021 (the "Evaluation Date").

Disclosure controls and procedures are controls and procedures that are designed to ensure that that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms, and (ii) accumulated and communicated to management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. Based on this evaluation, and the identification of material weaknesses discussed below, our CEO and our CFO concluded that our disclosure controls and procedures, were not effective as of the Evaluation Date.

B. Management's Annual Report on Internal Control Over Financial Reporting

The Company's management, including the Company's CEO and CFO, is responsible for establishing and maintaining adequate internal control over the Company's internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the U.S. Exchange Act. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with international financial reporting standards, as issued by the international accounting standards board ("IFRS"). The Company's internal control over financial reporting includes policies and procedures that: pertain to the maintenance of records that, in reasonable detail accurately and fairly reflect the transactions and disposition of assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of the consolidated financial statements in accordance with IFRS and that receipts and expenditures are being made only in accordance with authorization of management and directors of the Company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the consolidated financial statements.

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

In connection with filing of the Amendment No. 1, the Company's management (with the participation of the CEO and the CFO) conducted an evaluation of the effectiveness of the Company's internal control over financial reporting as of the Evaluation Date. This evaluation was based on the criteria set forth in the 2013 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO Framework").

Based on such assessment, as of the Evaluation Date, our CEO and CFO concluded that our internal control over financial reporting procedures were not effective. Material weaknesses relating to the Design and Implementation of Control Activities and Monitoring Activities were identified. The Company did not have sufficient resources with the relevant expertise to perform an effective risk assessment process, design and implement controls supported by documentation and provide evidence that such controls designed was based on the COSO Framework.

The material weaknesses in risk assessment, control activities and monitoring activities contributed to the following material weaknesses: (i) The Company did not complete a documented risk assessment and (ii) The Company did not identify all risks and design relevant controls related to system of internal controls.

Accordingly a reasonable possibility exists that material misstatements in the Company's financial statements will not be prevented or detected on a timely basis. Because of the above described material weaknesses in internal control over financial reporting, management concluded that the Company's internal control over financial reporting was not effective as of December 31, 2021.

The Company has hired an experienced CFO and additional resources to enhance the accounting controls and is engaging third party resources to assist the Company in its risk assessment process and in completing the design and implementation of certain internal controls over financial reporting pursuant to the COSO Framework and to assist the Company in the evaluation and redesign of its system of internal controls.

C. Attestation Report of the Registered Public Accounting Firm

This Form 20-F/A does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by our registered public accounting firm due to: (1) the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, which permits the Company as a "non-accelerated filer" to provide only management's report on internal control over financial reporting in this Form 20-F/A and omit an attestation report of the issuer's registered public accounting firm regarding management's report on internal control over financial reporting; and (2) our qualifying as an "emerging growth company" under section 3(a) of the Exchange Act (as amended by the JOBS Act, enacted on April 5, 2012), providing us an exemption from the attestation requirement.

D. Changes in Internal Control Over Financial Reporting

Based upon their evaluation of our controls, our CEO and CFO have concluded that there were no significant changes in our internal control over financial reporting or in other factors during the fiscal year ended December 31, 2021 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 19. EXHIBITS

Exhibit Number	Description
1.1*	Articles of Incorporation (incorporated by reference from our Registration Statement on Form 20-F filed with the SEC on June 27, 2018).
1.2*	Amendment to Articles of Incorporation dated March 16, 2020 (incorporated by reference filed with the SEC on March 17, 2020.)
2.1*	Description of Registered Securities (incorporated by reference from our Annual Report on Form 20-F filed with the SEC on May 9, 2022)
4.1*	Debt Settlement Agreement dated January 13, 2017 among Silver Elephant Mining Corp., Linx and John Lee (incorporated by reference from our Registration Statement on Form 20- F filed with the SEC on June 27, 2018).
4.2*	Mineral Lease Agreement dated June 22, 2017 between Silver Elephant Mining Corp. and Janelle Dietrich (incorporated by reference from our Registration Statement on Form 20-F filed with the SEC on June 27, 2018).
4.3*	Mineral Lease Agreement dated July 10, 2017 among Silver Elephant Mining Corp., Richard A. McKay, Nancy M. Minoletti and Pamela S. Scutt (incorporated by reference from our Registration Statement on Form 20-F filed with the SEC on June 27, 2018).
4.4*	Share Purchase Agreement dated February 7, 2018 among Silver Elephant Mining Corp., Medalist Capital Ltd. and 631208 B.C. Ltd. (incorporated by reference from our Registration Statement on Form 20-F filed with the SEC on June 27, 2018.
4.5*	Amendment to the Mineral Lease Agreement dated April 19, 2018 between Silver Elephant Mining Corp. and Janelle Dietrich (incorporated by reference from our Annual Report on Form 20-F filed with the SEC on March 31, 2019).
4.6*	Share-Based Compensation Plan (incorporated by reference from our Registration Statement on Form 20-F filed with the SEC on June 27, 2018).
4.7*	English Summary of Pulacayo Joint Venture Agreement (incorporated by reference from our Annual Report on Form 20-F filed with the SEC on March 31, 2019).
4.8*	Underwriting Agreement between Silver Elephant Mining Corp., and Mackie Research Capital Corporation, Canaccord Genuity Corp. and Sprott Capital Partners LP. dated October 26, 2020 (incorporated by reference from our Form 6-K filed with the SEC on October 29, 2020).
4.9*	Amendment to Underwriting Agreement between Silver Elephant Mining Corp., and Mackie Research Capital Corporation, Canaccord Genuity Corp. and Sprott Capital Partners LP. dated November 17, 2020 (incorporated by reference from our Form 6-K filed with the SEC on November 18, 2020.)
4.10*	The El Triunfo Sales and Purchase Agreement dated July 13, 2020 between the Company's subsidiary Illumina Silver Mining Corp. and a private party to acquire the El Triunfo Gold-Silver-Lead-Zinc Project (incorporated by reference filed with the SEC on February 9, 2021).
4.11*	Minago Project Asset Purchase Agreement dated January 21, 2021 (incorporated by reference and filed with the SEC on February 10, 2021)
4.12*	Voting Trust Agreement dated February 9, 2021 between Victory Nickel Inc. and the Company dated February 9, 2021 (incorporated by reference and filed with the SEC on February 10, 2021).
4.13*	Voting Trust Agreement in respect to the Company's Common Shares dated February 9, 2021 (incorporated by reference and filed with the SEC on February 10, 2021).
4.14*	Debt Purchase Agreement between City Hall Capital LLC and Silver Elephant Mining Corp (redacted). dated January 15, 2021 (incorporated by reference and filed with the SEC on February 10, 2021).
4.15*	Amended and Restated Arrangement Agreement dated November 8, 2021 (incorporated by reference from our Annual Report on Form 20-F filed with the SEC on May 9, 2022)
8.1*	List of Subsidiaries (incorporated by reference from our Annual Report on Form 20-F filed with the SEC on May 9, 2022)
12.1**	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2**	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (incorporated by reference from our Annual Report on Form 20-F filed with the SEC on May 9, 2022)
13.2*	Certification of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (incorporated by reference from our Annual Report on Form 20-F filed with the SEC on May 9, 2022)
15.1*	S-K 1300 Pulacayo 2022 Technical Report, effective April 29, 2022 dated May 2, 2022 (incorporated by reference from our Annual Report on Form 20-F filed with the SEC on May 9, 2022)
101.INS	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

* Incorporated by reference from the Company's SEC filings.

** Filed herewith.

10 nil

nil

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SILVER ELEPHANT MINING CORP.
Date: March 15, 2023	By:	/s/ John Lee
John Lee
Chief Executive Officer